Form 20-F
period 2023-12-31
Shell plc
filed 2024-03-14
CIK 1306965

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F
(Mark one)
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023
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
Caroline J.M. Omloo, Company Secretary
Shell Centre
London, SE1 7NA
United Kingdom
Telephone Number: 0044-20-7934-1234
E-mail Address: c.omloo@shell.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

1	Shell	Form 20-F 2023

Securities registered pursuant to Section 12(b) of the Act

Title of Each Class	Trading Symbols	Name of Each Exchange on Which Registered
American Depositary Shares representing two ordinary shares of the issuer with a nominal value of €0.07 each	SHEL	New York Stock Exchange
2% Guaranteed Notes due 2024	SHEL/24	New York Stock Exchange
3.25% Guaranteed Notes due 2025	SHEL/25	New York Stock Exchange
2.5% Guaranteed Notes due 2026	SHEL/26	New York Stock Exchange
2.875% Guaranteed Notes due 2026	SHEL/26A	New York Stock Exchange
3.875% Guaranteed Notes due 2028	SHEL/28	New York Stock Exchange
2.375% Guaranteed Notes due 2029	SHEL/29	New York Stock Exchange
2.75% Guaranteed Notes due 2030	SHEL/30	New York Stock Exchange
4.125% Guaranteed Notes due 2035	SHEL/35	New York Stock Exchange
6.375% Guaranteed Notes due 2038	SHEL/38	New York Stock Exchange
5.5% Guaranteed Notes due 2040	SHEL/40	New York Stock Exchange
2.875% Guaranteed Notes due 2041	SHEL/41	New York Stock Exchange
3.625% Guaranteed Notes due 2042	SHEL/42	New York Stock Exchange
4.55% Guaranteed Notes due 2043	SHEL/43	New York Stock Exchange
4.375% Guaranteed Notes due 2045	SHEL/45	New York Stock Exchange
3.75% Guaranteed Notes due 2046	SHEL/46	New York Stock Exchange
4.00% Guaranteed Notes due 2046	SHEL/46A	New York Stock Exchange
3.125% Guaranteed Notes due 2049	SHEL/49	New York Stock Exchange
3.25% Guaranteed Notes due 2050	SHEL/50	New York Stock Exchange
3.00% Guaranteed Notes due 2051	SHEL/51	New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act: none
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: none
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
Outstanding as of December 31, 2023:
6,486,295,984 ordinary shares with a nominal value of €0.07 each.

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

2	Shell	Form 20-F 2023

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
☑
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).
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

Copies of notices and communications from the Securities and Exchange Commission should be sent to:
Shell plc
Shell Centre
London, SE1 7NA
United Kingdom
Attn: Caroline J.M. Omloo

3	Shell	Form 20-F 2023

4	Shell	Form 20-F 2023

5	Shell	Form 20-F 2023

6	Shell	Form 20-F 2023

CROSS REFERENCE TO FORM 20-F

Part I			Pages
Item 1.	Identity of Directors, Senior Management and Advisers		N/A
Item 2.	Offer Statistics and Expected Timetable		N/A
Item 3.	Key Information
	A.	[Reserved]
	B.	Capitalization and indebtedness	N/A
	C.	Reasons for the offer and use of proceeds	N/A
	D.	Risk factors	17-26
Item 4.	Information on the Company
	A.	History and development of the company	11-16, 30-35, 39-52, 61-79, 324, 328-334
	B.	Business overview	12-28, 39-79, 114-138, 291-309
	C.	Organizational structure	12, Exhibit 8.1
	D.	Property, plants and equipment	17-26, 30-31, 39-79, 114-121, 130-138, 291-309
Item 4A.	Unresolved Staff Comments		N/A
Item 5.	Operating and Financial Review and Prospects
	A.	Operating results	17-35, 39-79, 276-282
	B.	Liquidity and capital resources	30-35, 40-41, 46, 62, 67-68, 74, 78, 221-231, 246, 252-265
	C.	Research and development, patents and licences, etc.	79, 95, 217, 222
	D.	Trend information	16-52, 61-76, 80-138
	E.	Critical Accounting Estimates	N/A
Item 6.	Directors, Senior Management and Employees
	A.	Directors and senior management	139-147, 205-207
	B.	Compensation	174-177, 179- 193, 200-201, 289
	C.	Board practices	139-193, 202-212
	D.	Employees	126-130, 289
	E.	Share ownership	130, 148, 187, 204, 282-283, 325
	F.	Disclosure of a registrant's action to recover erroneously awarded compensation	N/A
Item 7.	Major Shareholders and Related Party Transactions
	A.	Major shareholders	325
	B.	Related party transactions	203, 266, 258, 289
	C.	Interests of experts and counsel	N/A
Item 8.	Financial Information
	A.	Consolidated Statements and Other Financial Information	33-35, 213-290
	B.	Significant Changes	290
Item 9.	The Offer and Listing
	A.	Offer and listing details	324
	B.	Plan of distribution	N/A
	C.	Markets	324
	D.	Selling shareholders	N/A
	E.	Dilution	N/A
	F.	Expenses of the issue	N/A
Item 10.	Additional Information
	A.	Share capital	N/A
	B.	Memorandum and articles of association	205-212
	C.	Material contracts	N/A
	D.	Exchange controls	326
	E.	Taxation	326-327

7	Shell	Form 20-F 2023

	F.	Dividends and paying agents	N/A
	G.	Statement by experts	N/A
	H.	Documents on display	11
	I.	Subsidiary Information	N/A
	J.	Annual Report to Security Holders	See Form 6-K, furnished March 14, 2024
Item 11.	Quantitative and Qualitative Disclosures About Market Risk		32, 228-230, 259, 276-282
Item 12.	Description of Securities Other than Equity Securities
	A.	Debt Securities	Exhibit 2.6
	B.	Warrants and Rights	N/A
	C.	Other Securities	N/A
	D.	American Depositary Shares	324-326, Exhibit 2.6

Part II
Item 13.		Defaults, Dividend Arrearages and Delinquencies	N/A
Item 14.		Material Modifications to the Rights of Security Holders and Use of Proceeds	N/A
Item 15.		Controls and Procedures	202, 216
Item 16.		[Reserved]
Item 16A.		Audit committee financial expert	164
Item 16B.		Code of Ethics	204
Item 16C.		Principal Accountant Fees and Services	173
Item 16D.		Exemptions from the Listing Standards for Audit Committees	204-205
Item 16E.		Purchases of Equity Securities by the Issuer and Affiliated Purchasers	34-35, 202
Item 16F.		Change in Registrant's Certifying Accountant	N/A
Item 16G.		Corporate Governance	204-212
Item 16H.		Mine Safety Disclosure	N/A
Item 16I.		Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	N/A
Item 16J.		Insider trading policies	N/A
Item 16K.		Cybersecurity	22, 79

Part III
Item 17.		Financial Statements	N/A
Item 18.		Financial Statements	213-290
Item 19.		Exhibits	335

8	Shell	Form 20-F 2023

Terms and abbreviations
Currencies

$	US dollar
€	euro
£	sterling

Units of measurement

acre	approximately 0.004 square kilometres
b(/d)	barrels (per day)
bbl	barrel
boe(/d)	barrels of oil equivalent (per day); natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel
GJ	gigajoule
GW	gigawatt
kboe(/d)	thousand barrels of oil equivalent (per day); natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel
kWh	kilowatt-hours
mb/d	million barrels per day
megajoule	a unit of energy equal to one million joules
MMBtu	million British thermal units
mtpa	million tonnes per annum
MW	megawatt
MWh	megawatt hours
Nm3	normal cubic metre
per day	volumes are converted into a daily basis using a calendar year
scf(/d)	standard cubic feet (per day)
TWh	terawatt hours

Products

GTL	gas-to-liquids
LNG	liquefied natural gas
LPG	liquefied petroleum gas
NGL	natural gas liquids

Miscellaneous

Act	UK Companies Act 2006
ADS	American Depositary Share
AGM	Annual General Meeting
API	American Petroleum Institute
APM	Alternative performance measure
ARC	Audit and Risk Committee
CCS	carbon capture and storage
CCS earnings	earnings on a current cost of supplies basis
CFFO	cash flow from operating activities
CISO	Chief Information Security Officer
CMD	Capital Markets Day
CMF	carbon management framework
CO2	carbon dioxide
CO2e	carbon dioxide equivalent
COP28	28th meeting of the Conference of the Parties to the United Nations Climate Change Conferences
CRC	Carbon Reporting Committee
CRT	Commercial Road Transport
CSRD	Corporate Sustainability Reporting Directive
DE&I	Diversity, equity, and inclusion

EC	Executive Committee
EMTN	Euro medium-term note
EPS	earnings per share
EPSA	exploration and production sharing agreement
EPTB	Environmental Products Trading Business
ETS24	Energy Transition Strategy 2024
EV	Electric vehicle
FCF	free cash flow
FID	final investment decision
GAAP	generally accepted accounting principles
GHG	greenhouse gas
HSSE	health, safety, security and environment
IAS	International Accounting Standards
IEA	International Energy Agency
IFRS	International Financial Reporting Standard(s)
IOGP	International Association of Oil & Gas Producers
IPCC	Intergovernmental Panel on Climate Change
IPIECA	International Petroleum Industry Environmental Conservation Association
IRM	Information Risk Management
ISO	International Organisation for Standardisation
KPI	Key performance indicator
LGBT+	Lesbian, gay, bisexual and transgender
LTIP	Long-term Incentive Plan
NBS	Nature-Based Solutions
NCF	Net Carbon Footprint
NCI	net carbon intensity
NGO	Non-governmental organisation
NOMCO	Nomination and Succession Committee
NZE	Net zero emissions
OECD	Organisation for Economic Co-operation and Development
OFCF	organic free cash flow
OGCI	Oil and gas climate initiative
OML	oil mining lease
OPEC	Organization of the Petroleum Exporting Countries
OPEC+	12 members of the OPEC and 11 other non-OPEC members
OPL	oil prospecting licence
PSC	production-sharing contract
PSP	Performance Share Plan
QRA	Quarterly Results Announcement
R&D	Research and development
REMCO	Remuneration Committee
RNG	Renewable natural gas
RT	real terms
SEAM	Safety, Environment and Asset Management
SEC	US Securities and Exchange Commission
SGBP	Shell General Business Principles
SIAI	Shell Internal Audit and Investigations
SP	social performance
SUSCO	Sustainability Committee
TCFD	Task Force on Climate-related Financial Disclosures
TRCF	total recordable case frequency
TSR	total shareholder return
WACC	weighted average cost of capital
WTI	West Texas Intermediate

9	Shell	Form 20-F 2023

About this Report
This Form 20-F as filed with the US Securities and Exchange Commission for the year ended December 31, 2023 (this "Report") presents the Consolidated Financial Statements of Shell plc (the "Company") and its subsidiaries (collectively referred to as "Shell") (pages 217-290). Except for these Financial Statements, the numbers presented throughout this Report may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures due to rounding. Cross-references to Form 20-F are set out on pages 7-8 of this Report.
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
This Report contains certain forward-looking non-GAAP measures such as cash capital expenditure. We are unable to provide a reconciliation of these forward-looking non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Shell plc's consolidated financial statements.
The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this report "Shell", "Shell Group" and "Group" are sometimes used for convenience where references are made to Shell plc and its subsidiaries in general. Likewise, the words "we", "us" and "our" are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. "Subsidiaries", "Shell subsidiaries" and "Shell companies" as used in this report refer to entities over which Shell plc either directly or indirectly has control. The term "joint venture", "joint operations", "joint arrangements", and "associates" may also be used to refer to a commercial arrangement in which Shell has a direct or indirect ownership interest with one or more parties. The term "Shell interest" is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.
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
Shell's "net carbon intensity" referred to in this Report includes Shell's carbon emissions from the production of our energy products, our suppliers' carbon emissions in supplying energy for that production, and our customers' carbon emissions associated with their use of the energy products we sell. Shell only controls its own emissions. The use of the term "Net Carbon Intensity" is for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries.
Shell's operating plan, outlook and budgets are forecasted for a 10-year period and are updated every year. They reflect the current economic environment and what we can reasonably expect to see over the next ten years. Accordingly, they reflect our Scope 1, Scope 2 and NCI targets over the next 10 years. However, Shell's operating plans cannot reflect our 2050 net-zero emissions target, as this target is currently outside our planning period. In the future, as society moves towards net-zero emissions, we expect Shell's operating plans to reflect this movement. However, if society is not net zero in 2050 as of today, there would be significant risk that Shell may not meet this target.
Except where indicated, the figures shown in the tables in this Report are in respect of subsidiaries only, without deduction of any non-controlling interest. However, the term "Shell share" is used for convenience to refer to the volumes of hydrocarbons that are produced, processed or sold through subsidiaries, joint ventures and associates. All of a subsidiary's production, processing or sales volumes (including the share of joint operations) are included in the Shell share, even if Shell owns less than 100% of the subsidiary. In the case of joint ventures and associates, however, Shell-share figures are limited only to Shell's entitlement. In all cases, royalty payments in kind are deducted from the Shell share.
Except where indicated, the figures shown in this Report are stated in US dollars. As used herein all references to "dollars" or "$" are to the US currency.
This Report contains forward-looking statements (within the meaning of the US Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management's expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as "aim", "ambition", "anticipate", "believe", "could", "estimate", "expect", "goals", "intend", "may", "milestones", "objectives", "outlook", "plan", "probably", "project", "risks", "schedule", "seek", "should", "target", "will" and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell's products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak, regional conflicts, such as Russia's invasion of Ukraine, and a significant cyber security breach; and (n) changes in trading conditions. Also see "Risk factors" on pages 17-26 for additional risks and further discussion. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this Report are expressly qualified in their entirety by the cautionary

10	Shell	Form 20-F 2023

About this Report continued
statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this Report. Neither the Company nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Report.
Past performance cannot be relied on as a guide to future performance.
This Report contains references to Shell's website, the Shell Sustainability Report, Shell Energy Transition Strategy 2024 Report, Tax Contribution Report, Shell Climate and Energy Lobbying Report 2023 and our report on Payments to Governments. These references are for the readers' convenience only. Shell is not incorporating by reference into this Report any information posted on shell.com or in the Shell Sustainability Report, Shell Energy Transition Strategy 2024 Report, Tax Contribution Report, Shell Climate and Energy Lobbying Report or our report on Payments to Governments. The content of any other websites referred to in this Report does not form part of this Report.
With effect from January 29, 2022, Shell's A shares and B shares were assimilated into a single line of ordinary shares. Shell's A and B American Depositary Shares (ADSs) were assimilated into a single line of ADSs on the same date. This Report continues to refer to A shares, B shares, A ADSs and B ADSs when describing the position prior to January 29, 2022.
Shell V-Power and Shell LiveWire are Shell trademarks.
Documents on display
The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. All of the SEC filings made electronically by Shell are available to the public on the SEC website at sec.gov (commission file number 001-32575).
This Report is also available, free of charge, at shell.com/investors/financial-reporting/sec-filings or at the offices of Shell in London, United Kingdom and The Hague, the Netherlands. Copies of this Report also may be obtained, free of charge, by mail.

11	Shell	Form 20-F 2023

Strategic Report | Powering Progress strategy

Who we are
Shell is a global group of energy and petrochemical companies, employing around 103,000 people [A] and with operations in more than 70 countries.
We seek to provide the world with the energy it needs today, while helping it build a sustainable energy future.
Our competitive advantages are built upon our large and diverse portfolio, people who have outstanding talent, strong technological capability and deep customer reach, which we are leveraging to help enable a balanced energy transition.
Shell's stakeholders include our customers, investors, employees and contractors, pensioners, our strategic partners and suppliers, the communities where we work, civil society, academia and think tanks, governments and regulators.
We expect our employees and contractors to maintain our focus on safety and abide by our core values of honesty, integrity and respect for people.
[A]At December 31, 2023.

Our operating businesses

Integrated Gas and Upstream	Downstream, Renewables and Energy Solutions

Integrated Gas and Upstream (IGU) explores for and extracts crude oil, natural gas and natural gas liquids. It delivers hydrocarbon products from conventional oil and gas operations, deep-water exploration and production, liquefied natural gas (LNG) activities, and converts natural gas into gas-to-liquids (GTL) fuels and other products. The marketing, trading and optimisation of LNG are included in IGU. IGU provides the secure energy customers need and we aim to do this with lower emissions.

Downstream, Renewables and Energy Solutions (R&ES) provides products and services to more than 1 million business customers. It includes Chemicals and Products, and Marketing, which includes Mobility — a business that serves around 33 million retail customers a day at more than 47,000 service stations. Marketing also includes Lubricants, and Sectors and Decarbonisation activities. Downstream and R&ES, underpinned by Trading and Supply, aims to meet the evolving energy needs of our customers.

Reporting segments	Reporting segments
Integrated Gas | Upstream	Marketing | Chemicals and Products | Renewables and Energy Solutions

Innovation

Technological innovation is integral to our pursuit of more and cleaner energy solutions as we work towards becoming a net-zero emissions energy business by 2050. Projects & Technology (P&T) manages major projects, driving innovation, while delivering technical services to our businesses. P&T provides essential functional leadership across Shell, addressing safety and environment, contracting and procurement, and greenhouse gas emissions management. Our research and development activities also encompass safety, performance products, and automation and artificial intelligence.

12	Shell	Form 20-F 2023

Strategic Report | Powering Progress strategy

Our strategy
Our Powering Progress strategy is to generate more value for our shareholders, customers and wider society as we work to become a net-zero emissions energy business by 2050. Our purpose -- to provide more and cleaner energy solutions – drives our strategy.
Our strategy is built upon: generating shareholder value, achieving net-zero emissions, powering lives and respecting nature. At our Capital Markets Day in June 2023, we announced how we will put our strategy into action with a relentless focus on performance, discipline and simplification as we aim to deliver more value with less emissions.
We are building on our strengths in Integrated Gas, Upstream and Marketing. We will invest around $40 billion in leading Integrated Gas and advantaged Upstream assets over 2023-2025. This will help drive significant and resilient cash delivery, while helping to provide energy security. Over the same period, investment in Downstream and Renewables and Energy Solutions will be around $35 billion, of which $10-15 billion will be in low-carbon energy solutions, as we help to enable the energy transition.
Achieving net zero
The Paris Agreement aims to strengthen the global response to the threat of climate change by "holding the increase in the global average temperature to well below 2°C above pre-industrial levels and pursuing efforts to limit the temperature increase to 1.5°C above pre-industrial levels". Shell supports the Paris Agreement goal to limit the rise in global average temperature this century to 1.5°C above pre-industrial levels. To achieve this, urgent action is needed to reduce emissions across all sectors.
We are working to become a net-zero emissions energy business. This means net-zero carbon emissions from our operations. It also means net-zero carbon emissions from the energy products we sell (including those produced by others), which currently account for over 90% of the total emissions we report. We support a balanced energy transition where the world maintains a secure and affordable supply of energy, while building the clean energy system of the future. We want to play our part in the energy transition, purposefully and profitably.
We aim to partner with our customers, suppliers and governments to help decarbonise the energy system. Our integrated assets and supply chains are designed to provide a secure supply of energy for our customers, while also delivering low- and zero-carbon alternatives.

Our Purpose

To power progress together by providing more and cleaner energy solutions

Powering Progress

Generating Shareholder Value

Growing value through a dynamic portfolio and disciplined capital allocation

Respecting Nature

Powering Lives

Powering lives through our products and activities, and supporting an inclusive society

Achieving Net-Zero Emissions

Working with our customers and sectors to accelerate the energy transition to net-zero emissions

Underpinned by our **core values** of honesty, integrity, respect for people, and our focus on **safety**

13	Shell	Form 20-F 2023

Strategic Report | Powering Progress strategy
Our strategy continued

Generating shareholder value

We aim to generate more value for shareholders through disciplined capital allocation and a focus on performance.
We aim to generate more value for shareholders through disciplined capital allocation and a focus on delivering strong performance. We seek to provide enhanced distributions through our progressive dividend policy and share buyback programmes, which together target shareholder distributions* of 30-40% of cash flow from operations through the cycle.

In 2023, total shareholder distributions* amounted to $23 billion, comprising $8 billion in cash dividends and $15 billion in share buybacks, and we generated $54 billion in cash flow from operating activities. This resulted in total shareholder distributions*of 42% of cash flow from operating activities*, around the upper end of our target range. Our capital expenditure was $23 billion and our cash capital expenditure* was $24 billion. We reduced our total debt to $82 billion and our net debt* to $44 billion as of December 31, 2023.

We aim to grow our price-normalised free cash flow* by more than 6% per year through 2030 and grow price-normalised free cash flow per share* by 10% per year through 2025. In 2023, we increased our dividend to $0.344 per share in the fourth quarter of 2023.

We are focusing on operational, financial and carbon performance, while maintaining our balance sheet strength. We take a disciplined approach to our portfolio and capital spending, aiming to invest where we have an enduring competitive advantage.

In 2023, we announced capital expenditure targets of $22-25 billion per year in 2024 and 2025 and targeted structural cost reductions* of $2-3 billion by end-2025. By the end of 2023, we had made $1 billion in structural cost reductions*.
* Non-GAAP measure (see page 329).

Achieving net-zero emissions

We aim to become a net-zero emissions energy business by 2050 and will work with customers to help them decarbonise.
We have a target to become a net-zero emissions energy business by 2050, purposefully and profitably. Our net-zero target covers emissions from our operations (Scope 1), emissions from the energy we buy to run our operations (Scope 2) and emissions from our customers' use of the energy products we sell (Scope 3). We have a target to halve Scope 1 and 2 absolute emissions from assets and activities under our operational control by 2030, compared with 2016 levels on a net basis. By the end of 2023 we had reduced our absolute emissions by 31% [A].

Our energy transition update includes an ambition to reduce customer emissions from the use of our oil products by 15-20% by 2030, compared with 2021 (Scope 3, Category 11) [B]. Our net carbon intensity reduction targets are: 9-12% by 2024, 9-13% by 2025, 15-20% by 2030, 100% by 2050 compared with a 2016 baseline.

We place a high priority on combatting methane emissions. Our target is to maintain methane emissions intensity below 0.2% for operated oil and gas assets (including liquefied natural gas) and to reach near-zero methane emissions by 2030. In 2023, we achieved this with methane emissions intensity at 0.05%. We have a target to end routine flaring from upstream operations by 2025, subject to the completion of the sale of The Shell Petroleum Development Company of Nigeria Limited (SPDC) [C].

We are transforming our business and selling more low-carbon products and services, and will work with our customers across sectors to accelerate the energy transition. We engage with governments and other stakeholders, including international organisations and industry associations, and participate in global events, such as COP28. Through this engagement we seek to support robust policies, legislation and regulations designed to generate the demand for investment in the low-carbon energy system.
[A]Reduced from 83 million tonnes of CO2e in 2016 to 57 million tonnes of CO2e in 2023.
[B]Customer emissions from the use of our oil products (Scope 3, Category 11) were 517 million tonnes CO2e in 2023 and 569 million tonnes CO2e in 2021.
[C]In January 2024, Shell announced an agreement to sell SPDC. Completion of the transaction is subject to approvals by the Nigerian government and other conditions.

14	Shell	Form 20-F 2023

Strategic Report | Powering Progress strategy
Our strategy continued

Powering lives

We work to power lives through our products and activities, and by supporting an inclusive society.
We seek to make a positive impact on the lives of people around the world. We help to power lives and livelihoods by providing vital energy for homes, businesses, and transport.

We support livelihoods by providing employment and training in the communities where we operate, and buying goods and services from local suppliers, contributing to a more inclusive economy. In 2023, we spent around $49 billion on goods and services from suppliers*around the world. Our activities generate revenues for governments through the taxes and royalties we pay, and the taxes we collect on their behalf. In 2023, taxes paid and collected* were $67 billion. This helps governments fund health care, education and other essential services.

Around 760 million people [A] in the world have no electricity and over half the world population has insufficient energy to lead a good life [B]. We deliver energy commercially, by investing in businesses that supply energy access in emerging markets; and socially, by investing funds, expertise and resources in access to energy programmes.

Shell aims to become one of the most diverse and inclusive organisations in the world. Our focus is on gender; race and ethnicity; lesbian, gay, bisexual and transgender (LGBT+); and disability. In 2023, representation of women in senior leadership [C] grew to 32%. Our 2023 Shell People Survey showed a result of 83 points out of 100 for all questions relating to diversity, equity and inclusion (DE&I). This suggests that overall our people feel ours is a workplace in which they belong, feel safe and respected, and have equal opportunities to progress and grow. We seek to respect human rights in all parts of our business. Since 2022, we have implemented practices to improve and maintain worker welfare for employees and contractors.
[A]International Energy Agency, SDG7: Data and Projections, 2023.
[B]UN Human Development Index, Approximately 75 GJ final energy per capita is the threshold where populations reach 0.8 on the UN Human Development Index which can be considered a good life.
[C]Senior Leadership is a Shell measure based on compensation grade levels. This measure is distinct from "senior manager" as per statutory disclosure requirements. See "Our people" on page 126.

Respecting nature

We aim for a positive impact on biodiversity, zero waste and using water, other resources and materials efficiently.
In 2023, we reviewed our progress and performance on respecting nature. We consolidated our respecting nature ambitions announced as part of our Powering Progress strategy in 2021 into the following themes: having a positive impact on biodiversity, aiming for zero waste and using water, other resources and materials efficiently.

We have already achieved some of the respecting nature commitments we set when we launched Powering Progress. Our commitment to reduce fresh-water consumption in highly water-stressed areas by 15% was achieved ahead of the target date of 2025. We have also conducted detailed assessments to inform our approach to fresh water and waste, which will be tailored to local conditions. We have concluded that our ambition to use 1 million tonnes of plastic waste a year in our global chemical plants by 2025 is unfeasible due to lack of available plastic waste feedstock, slow technology development and regulatory uncertainty.

The remaining commitments announced in 2021 have either been incorporated into our new Safety, Environment and Asset Management (SEAM) Standards, which take effect from mid-2024, or are included in the relevant business objectives and processes.

When planning new major projects, we conduct detailed environmental, social and health impact assessments. At the end of 2023, 89% of major installations operated by Shell were certified against the ISO 14001:2015 Environmental Management System, or were in compliance with equivalent environmental frameworks required by local regulations. We are pursuing certification for the remainder.

Air quality continues to be embedded in our environmental standards. We are developing a range of lower-emission choices for customers, from electric vehicle charge points to biofuels, to help people and companies use lower-emission modes of transport. We continue to explore how we can source responsibly in our supply chain.

* Non-GAAP measure (see page 329). Most comparable GAAP financial measure for Total spend of good and services is Capital expenditure of $23 billion in 2023. Most comparable GAAP financial measure for Taxes paid and collected is Taxes paid of $14 billion in 2023.

15	Shell	Form 20-F 2023

Strategic Report | Powering Progress strategy
Outlook
Outlook for 2024
and beyond
Delivering our strategy will require clear and deliberate capital allocation choices. We intend to focus on investing in businesses where we believe we have an enduring competitive advantage. The outlook for cash capital spending in 2024 and 2025 is in the $22-25 billion per year range. Additionally, we aim to reduce structural costs by $2-3 billion by the end of 2025, compared with 2022.
Our target for shareholder distributions is 30-40% of cash flow from operations through the cycle. We may return cash to shareholders through a combination of dividends and share buybacks. We increased our dividend per share in 2023 and it is now 25% higher than the dividends for 2022. Subject to Board approval, we aim to grow the dividend per share by around 4% every year. When setting the level of shareholder distributions, the Board looks at a range of factors, including the macro environment, our underlying business earnings and cash flow, the current balance sheet, future investment, acquisition, and divestment plans and existing commitments.
In 2023, we renewed our focus on performance, discipline and simplification. We intend to demonstrate delivery of our targets, while strengthening the foundation of our lower-carbon businesses.
Recent times have been a stark reminder that energy security cannot be taken for granted. We support a balanced energy transition, where the world does not dismantle the current energy system faster than the clean energy system of the future can be built.
We are committed to our liquefied natural gas (LNG) business and growing it with some of the lowest emissions in our industry. We will increase capacity for our LNG portfolio by around 11 million tonnes per year in the second half of the decade – that is an annual increase of more than a quarter of our current capacity. LNG plays an important role as a lower-carbon alternative to coal and as a partner to wind and solar power for electricity generation. Our Upstream business aims to keep liquids production levels flat, while producing oil with lower emissions. We will be transforming our Downstream, Renewables and Energy Solutions business to offer more low-carbon solutions, while reducing sales of oil products.
The statements in this "Outlook" section are forward-looking statements based on management's current expectations and certain material assumptions and, accordingly, involve risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied herein.
Financial framework

Balanced Capital Allocation

Enhanced shareholder distributions
Targeting total shareholder distributions of 30-40% of cash flow from operating activities through the cycle
Around 4% annual growth
in dividend per share, subject
to Board approval
Strong balance sheet Targeting AA credit metrics through the cycle	Disciplined investment Cash capex within $22-25 billion per annum for 2024 and 2025

16	Shell	Form 20-F 2023

Strategic Report
Risk Factors
The risks discussed below could have a material adverse effect separately, or in combination, on our earnings, cash flows and financial condition. Accordingly, investors should carefully consider these risks.
Further background on each risk is set out in the relevant sections of this Report, indicated by way of cross references.
The Board's responsibility for identifying, evaluating and managing our significant and emerging risks is discussed in "Governance framework" on pages 149-154.

Strategic risks
We are exposed to macroeconomic risks, including fluctuating prices of crude oil, natural gas, oil products and chemicals.
Risk description
The prices of crude oil, natural gas, oil products and chemicals can be volatile and are affected by supply and demand, both globally and regionally. Under high oil and gas prices, our entitlement to proved reserves under some production-sharing contracts has been, and could continue to be, reduced. Higher prices could also reduce demand for our products which could result in lower profitability in certain businesses in the Group, particularly in our Chemicals and Products, and Marketing businesses. Some of the reduction in demand could be permanent. Higher prices can also lead to more capacity being built, potentially resulting in an oversupplied market which would negatively affect our businesses. In the past, a high oil and gas price environment has generally led to sharp increases in costs and this could continue.
In addition, macroeconomic, geopolitical and technological uncertainties have affected, and could continue to affect, production costs and demand for our products. Government actions may affect the prices of crude oil, natural gas, oil products and chemicals. These include price caps on gas, the promotion of electric vehicle sales or the phasing-out of future sales of new diesel or gasoline vehicles (as announced in the UK and due to come into force in 2035). Oil and gas prices can also move independently of each other (as seen with European gas prices in 2022). Factors that influence supply and demand include operational issues, natural disasters, weather, pandemics such as COVID-19, political instability, conflicts, such as Russia's full-scale invasion of Ukraine and the conflict in Gaza, economic conditions, including inflation, and actions by major oil- and gas-producing countries.
In a low oil and gas price environment, we have generated, and could continue to generate, less revenue from our Upstream and Integrated Gas businesses, and parts of those businesses could become less profitable or incur losses. Low oil and gas prices have also resulted and could continue to result in the debooking of proved oil or gas reserves, if they become uneconomic in this type of price environment. Prolonged periods of low oil and gas prices, or rising costs, have resulted and could continue to result in projects being delayed or cancelled. Assets have been impaired in the past, and there could be impairments in the future. Low oil and gas prices have affected, and could continue to affect, our ability to maintain our long-term capital investment and shareholder distribution programmes. Prolonged periods of low oil and gas prices could adversely affect the financial, fiscal, legal, political and social stability of countries that rely significantly on oil and gas revenue.
Accordingly, price fluctuations could have a material adverse effect on our earnings, cash flows and financial condition.

See "Market overview" on page 36.

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

See "Market overview" on page 37.

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

See "Outlook for 2024 and beyond" on page 16.

17	Shell	Form 20-F 2023

Strategic Report
Risk Factors continued

Strategic risks continued
Rising concerns about climate change and effects of the energy transition could lead to a fall in demand and potentially lower prices for fossil fuels. Climate change could also have a physical impact on our assets and supply chains. This risk has resulted in adverse litigation and regulatory developments which may recur in the future, resulting in project delays or cancellations, potential additional litigation, operational restrictions and additional compliance obligations.
Risk description
Societal demand for urgent action on climate change has increased, especially since the Intergovernmental Panel on Climate Change (IPCC) Special Report on Global Warming of 1.5°C effectively made the more ambitious goal of the Paris Agreement to limit the rise in global average temperature this century to 1.5°C the default target. This increasing focus on climate change and drive for an energy transition have created a risk environment that is changing rapidly, resulting in a wide range of stakeholder actions at global, local and company levels. The potential impact and likelihood of the associated exposure for Shell could vary across different time horizons, depending on the specific components of the risk.
We expect that a growing share of our greenhouse gas (GHG) emissions will be subject to regulation, resulting in increased compliance costs and operational restrictions. Regulators may seek to limit certain oil and gas projects or make it more difficult to obtain required permits. Additionally, climate activists are challenging the grant of new and existing regulatory permits, and protesting at some of our facilities and projects. We expect that these challenges and protests are likely to continue and could delay or prohibit operations in certain cases. Our journey to achieving our target of becoming a net-zero emissions energy business has resulted in and could continue to require additional costs. We also expect that actions by customers to reduce their emissions will lower demand and potentially affect prices for fossil fuels, as will increasing levels of GHG emissions regulation through taxes, fees and/or other incentives. This could be a factor contributing to additional provisions for our assets and result in lower earnings, cancelled projects and potential impairment of certain assets.
The pace and extent of the energy transition could pose a risk to Shell if we decarbonise our operations and the energy we sell at a different speed relative to society. If we are slower than society, customers may prefer a different supplier, which would reduce demand for our products and adversely affect our reputation besides materially affecting our financial results. If we move much faster than society, we risk investing in technologies, low-carbon products or markets for which or where demand fails to materialise. The operating margins for our low-carbon products and services have been, and could continue to be lower than the margins we have experienced historically in our oil and gas operations. Changes in climate-related regulations may also impact our returns. The physical effects of climate change such as, but not limited to, increases in temperature and sea levels and fluctuations in water levels could also adversely affect our operations and supply chains.
Certain investors have decided to divest their investments in fossil fuel companies. If this were to continue, it could have a material adverse effect on the price of our securities and our ability to access capital markets. Stakeholder groups are also putting pressure on commercial and investment banks to stop financing fossil fuel companies. Some financial institutions have started to limit their exposure to fossil fuel projects. Accordingly, our ability to use financing for these types of future projects may be adversely affected. This could also adversely affect our partners' ability to finance their portion of costs, either through equity or debt.
In some countries governments, regulators, non-governmental organisations and individuals have filed lawsuits seeking to hold fossil fuel companies liable for costs associated with climate change. Losing climate change lawsuits that have been filed against us could have a material adverse effect on our earnings, cash flows and financial condition. For example, in May 2021, the District Court in The Hague, the Netherlands, ruled that by end 2030, Shell must reduce its aggregate net Scope 1, 2 and 3 emissions by 45%, compared with 2019 levels. The Scope 1 component is a results-based obligation and the Scope 2 and 3 components are a significant best-efforts obligation.
As new technologies are developed to more accurately measure emissions, we may be required to revise our emissions estimates and reduction targets. Even if we meet our targets, our efforts may be characterised as insufficient.
In summary, rising climate change concerns, the pace at which we decarbonise our operations relative to society and effects of the energy transition pose multiple challenges to our business. These could, individually or collectively, result in, for example, financial penalties, additional provisions or payments of financial damages, and have a material adverse effect on our earnings, cash flows and financial condition.

See "Our journey to net zero" on pages 80-113, "Climate change and energy transition" on pages 231-243, "Renewables and energy solutions" on pages 73-76 and "Legal proceedings and other contingencies" on pages 286-288.

18	Shell	Form 20-F 2023

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

Risk description
Developments in politics, laws and regulations can and do affect our supply chains and operations. Potential impacts, which we have experienced in the past, include: forced divestment of assets; expropriation of property; cancellation or forced renegotiation of contract rights; delay of new projects; additional taxes, including windfall taxes (especially during periods of prolonged high oil and gas prices experienced in recent years, such as 2022), restrictions on deductions and retroactive tax claims; antitrust claims; changes to trade compliance regulations; price controls; local content requirements; foreign exchange controls; changes to environmental regulations; changes to regulatory interpretations and enforcement; and changes to disclosure requirements. Many parts of the world are facing economic and fiscal challenges and growing pressure on cost-of-living standards. These issues impact our business as governments, in response to political and social pressures, pursue policies that could have a material adverse effect on our earnings, cash flows and financial condition.
The world is also facing continued geopolitical instability, including Russia's full-scale invasion of Ukraine, which impacts market conditions and our operations. The broader consequences of the conflict in Gaza remain uncertain and a wider regional escalation could have greater impacts on our operations in the Middle East and beyond.
From time to time, social and political factors play a role in unprecedented and unanticipated judicial outcomes that could adversely affect Shell. Non‑compliance with policies and regulations could result in regulatory investigations, litigation and, ultimately, sanctions. Certain governments and regulatory bodies have, in Shell's opinion, exceeded their constitutional authority by: attempting unilaterally to amend or cancel existing agreements or arrangements; failing to honour existing contractual commitments; and seeking to adjudicate disputes between private litigants. Certain governments have also adopted laws and regulations that could potentially conflict with other countries' laws and regulations, potentially subjecting us to criminal and civil sanctions. Such developments and outcomes could have a material adverse effect on our earnings, cash flows and financial condition.

See "Governance framework" on page 152.

An erosion of our business reputation could have a material adverse effect on our brand, our ability to secure new hydrocarbon or low-carbon opportunities or access capital markets, and on our licence to operate.

Risk description
Our reputation is an important asset. The Shell General Business Principles (SGBP) govern how Shell and its individual companies conduct their affairs, and the Shell Code of Conduct tells employees and contract staff how to behave in line with the SGBP. Our challenge is to ensure that all employees and contract staff comply with the Principles and the Code of Conduct. Real or perceived failures of governance or regulatory compliance or a perceived lack of understanding of how our operations affect surrounding communities could harm our reputation.
Societal expectations of companies are increasing, with a focus on business ethics, quality of products, contribution to society, safety and minimising damage to the environment. There is increasing focus on the role of oil and gas in the context of climate change and the energy transition. Non-governmental organisations (NGOs) continue to challenge Shell's social and legal licence to operate through activities to block or delay projects and by bringing legal actions, diverting our resources. In key markets, we are seeing an increasing number of protests at external events such as the Annual General Meeting, claims brought by NGOs and our brand communications have been subject to bans from advertising regulators in the UK and the Netherlands, following complaints received from members of the public. During prolonged periods of high oil and gas prices, the oil and gas industry could be accused of profiteering from higher fuel and electricity prices and therefore impacting living costs. This could negatively affect our brand, reputation and licence to operate, which could limit our ability to deliver our strategy, reduce consumer demand for our branded and non-branded products, harm our ability to secure new resources and contracts, and restrict our ability to access capital markets or attract staff. Many other factors, including the materialisation of other risks discussed in this section, could negatively affect our reputation and could have a material adverse effect on our earnings, cash flows and financial condition.

See "Living by our values" on page 135.

Operational risks
Some of the consequences of Russia's full-scale invasion of Ukraine remain unpredictable. The evolving geopolitical situation, including sanctions and export controls, has caused challenges to our operations, the security of our people, and has created new reputational exposure, both of which are likely to continue in the medium to longer term.

Risk description
The Russia-Ukraine war continues to pose challenges to our operations and commercial decisions. The subsequent sanctions and export controls imposed by countries around the world are continuing to have a material impact on a number of our activities, including supply, trading and treasury activities. More sanctions and export controls could be expected.
This continuing war could give rise to additional events that could materially impact our operations, which may be temporary or more permanent in nature. These risks and future events could impact the security of our people, our supply chain, commodity prices, credit, commodity trading, treasury and legal activities. In addition, there are potential reputational risks associated with how Shell's decisions in response to evolving challenges are perceived. The tensions also create heightened cyber security threats to our information technology (IT) infrastructure.
Any of these factors, individually or in aggregate, could have a material adverse effect on our earnings, cash flows and financial condition.

See "Other regulatory and statutory information" on page 152.

19	Shell	Form 20-F 2023

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

See "Supplementary information - oil and gas (unaudited)" on pages 291-309.

Our future hydrocarbon production depends on the delivery of large and integrated projects and our ability to replace proved oil and gas reserves.
Risk description
We face numerous challenges in developing capital projects, especially those which are large and integrated. Challenges include: uncertain geology; frontier conditions; the existence and availability of necessary technology and engineering resources; the availability of skilled labour; the existence of transport infrastructure; project delays; the expiration of licences; delays in obtaining required permits; potential cost overruns; and technical, fiscal, regulatory, political and other conditions. These challenges are particularly relevant in certain developing and emerging market countries, in frontier areas and in deep-water fields, such as off the coast of Namibia. We may fail to assess or manage these and other risks properly. Such potential obstacles could impair our delivery of these projects, our ability to fulfil the full potential value of the project as assessed when the investment was approved, and our ability to fulfil related contractual commitments. This could lead to impairments and could have a material adverse effect on our earnings, cash flows and financial condition.
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

Oil and gas production available for sale
	Million boe [A]
	2023	2022	2021
Shell subsidiaries	937	938	1,047
Shell share of joint ventures and associates	82	108	134
Total	1,019	1,046	1,181
[A]Natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel.
Proved developed and undeveloped oil and gas reserves [A][B]
	Million boe [C]
	Dec 31, 2023	Dec 31, 2022	Dec 31, 2021
Shell subsidiaries	8,283	8,317	8,456
Shell share of joint ventures and associates	1,504	1,261	909
Total	9,787	9,578	9,365
Attributable to non-controlling interest of Shell subsidiaries	378	365	267
[A]We manage our total proved reserves base without distinguishing between proved reserves from subsidiaries and those from joint ventures and associates.
[B]Includes proved reserves associated with future production that will be consumed in operations.
[C]Natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel.

See "Oil and gas information" on pages 53-60.

20	Shell	Form 20-F 2023

Strategic Report
Risk Factors continued

Operational risks continued
The nature of our operations exposes us, and the communities in which we work, to a wide range of health, safety, security and environment risks.
Risk description
The health, safety, security and environment (HSSE) risks to which we and the communities in which we work are potentially exposed cover a wide spectrum, given the geographical range, operational diversity and technical complexity of our operations. These risks include the effects of natural disasters (including weather events and earthquakes), social unrest, pandemic diseases, criminal actions by external parties, and safety lapses. If a major risk materialises, such as an explosion or hydrocarbon leak or spill, which we have experienced in the past, this could result in injuries, loss of life, environmental harm, disruption of business activities, loss or suspension of permits, loss of our licence to operate and loss of our ability to bid on mineral rights. Accordingly, this could have a material adverse effect on our earnings, cash flows and financial condition.
Our operations are subject to extensive HSSE regulatory requirements that often change and are likely to become more stringent over time. Governments could require operators to adjust their future production plans, affecting production and costs. We could incur significant extra costs in the future because of the need to comply with such requirements. We could also incur significant extra costs due to violations of or liabilities under laws and regulations that involve elements such as fines, penalties, clean-up costs and third-party claims. If HSSE risks materialise, they could have a material adverse effect on our earnings, cash flows and financial condition.

See "Safety" on pages 131-134 and "Living by our values" on pages 137.

A further erosion of the business and operating environment in Nigeria could have a material adverse effect on us.
Risk description
In our Nigerian operations, we face various risks and adverse conditions. These include: security incidents affecting the safety of our people, host communities and operations; sabotage and crude theft; ongoing litigation; limited infrastructure; challenges presented by delayed government and partner funding and budget delays; and regional instability created by militant activities. Some of these risks and adverse conditions, such as security issues affecting the safety of our people and sabotage and theft, have occurred in the past and are likely to continue in the future, with a potential material adverse effect on our earnings, cash flows and financial condition.

See "Upstream" on page 50 and "Legal proceedings and other contingencies" on pages 286-288.

21	Shell	Form 20-F 2023

Strategic Report
Risk Factors continued

Operational risks continued
We rely heavily on information technology systems in our operations.
Risk description
Our continued focus on digitalising our business processes, and our increasing dependence on information technology (IT) systems for our core operations, mean that we are heavily reliant on secure, affordable and resilient IT services provided both in-house and by third parties.
Externally, we observe several developments impacting our IT and cyber risk profile: deterioration of the cyber security threat landscape represented by increasing volumes of attacks by sophisticated cyber actors, technology developments (such as artificial intelligence), geopolitical conflicts and increases in regulations across the markets in which Shell operates. We have observed an increase in social engineering (manipulation of individuals) as a method of financially driven cyber crime. Threat actors are targeting bank account changes, invoice settlement and identity fraud to extract money from corporations. Ransomware attacks on corporations continue to be widespread. These contribute to potential breaches and disruptions of critical IT services, such as the security incident involving the transfer of files which Shell experienced in 2023. If breaches are not detected early and responded to effectively, they could impact our operations and the safety of our staff and/or harm our reputation and/or result in material regulatory fines. This could have a material adverse effect on our earnings, cash flows and financial condition.

See "Other central activities" on page 79.

Our business exposes us to risks of social instability, criminality, civil unrest, terrorism, piracy, cyber disruption and acts of war that could have a material adverse effect on our operations.
Risk description
As seen in recent years, these risks can manifest themselves in the countries where we operate and elsewhere. These risks impact people, our operations and assets. Risks which have materialised in the past include: acts of terrorism; acts of criminality, including maritime piracy, sabotage and tapping into our pipelines in Nigeria; cyber espionage or disruptive cyber attacks; conflicts, including war - such as Russia's full-scale invasion of Ukraine; civil unrest such as the 2023 political unrest in Pakistan; malicious acts carried out by individuals within Shell, such as data exfiltration during divestments; and environmental and climate activism (including disruptions by non-governmental organisations) especially in the USA and north-west Europe, where, for example, activists boarded and protested during the sailing of the Penguins floating production and storage and offloading (FPSO) vessel to Norway.
The above risks can threaten the safe operation of our assets and the transport of our products. They can harm the well-being of our people, inflict loss of life and injuries, and disrupt our operational activities. They can also damage the environment and negatively impact our reputation. These risks could have a material adverse effect on our earnings, cash flows and financial condition.

See "Safety" on page 134.

The Groningen region in the Netherlands continues to experience earthquakes induced by historical gas production activities, affecting local communities.
Risk description
Shell and ExxonMobil are 50:50 shareholders in Nederlandse Aardolie Maatschappij B.V. (NAM). An important part of NAM's gas production comes from the onshore Groningen gas field, in which EBN, a Dutch government entity, has a 40% interest and NAM a 60% interest. The Dutch government issues annual gas production instructions for the Groningen field. As per the latest instruction, production ceased on October 1, 2023. However, the Dutch government has indicated to NAM it could decree a restart of minimal production in exceptional circumstances during the current gas year, which occurred on January 8-10, 2024, for a cold spell of several days.
The region is still experiencing earthquakes induced by historical gas production. This has resulted in damaged buildings in the region, which has led to complaints and lawsuits from the local community and promises of compensation from the Dutch government to the region. The Dutch State has taken over the handling of damage claims from NAM for all claim categories, as well as activities to strengthen buildings in the region, while NAM remains financially responsible insofar as the costs correspond to NAM's liability. While we expect the cessation of production from the Groningen gas field on October 1, 2023, to further reduce seismicity, any additional earthquakes, or the government passing on costs to NAM beyond NAM's liability, could have further material adverse effects on our earnings, cash flows and financial condition.

See "Upstream" on page 47 and "Legal proceedings and other contingencies" on page 287.

22	Shell	Form 20-F 2023

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
We use debt instruments, such as bonds and commercial paper, to raise significant amounts of capital. Should access to debt markets become more challenging, the impact on our liquidity could have a material adverse effect on our operations. For example, some financial institutions have started to limit their exposure to fossil fuel projects. Group financing costs could also be affected by interest rate fluctuations or any credit rating deterioration.
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
Commodity trading is an important component of our businesses. Processing, managing and monitoring many trading transactions across the world, some of which are complex and, depending on the terms of our commodity contracts, exposes us to operational and market risks, including commodity price risks. We use derivative instruments such as futures, options and contracts for difference to hedge market risks. Due to differences between derivative instruments available in the market to hedge market risks and the actual market risks we are exposed to, perfect hedging is not always achievable. Therefore, our hedging has from time to time not functioned as expected and may not function as expected in the future. We undertake commodity trading to optimise commercial margins or to profit from expected market price movements. Even with sound risk management procedures and controls in place, this activity involves forecasting and hence we are exposed to the risk of incurring significant losses if prices develop contrary to management expectations.
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

See "Financial framework" on page 32.

Our future performance depends on the successful development and deployment of new technologies that provide new products and solutions.
Risk description
Technology and innovation are essential to our efforts to help meet the world's energy demands competitively. If we fail to effectively develop or deploy new technology, products and solutions, or fail to make full, effective use of our data in a timely and cost-effective manner, there could be a material adverse effect on the delivery of our strategy and our licence to operate. We operate in environments where advanced technologies are used. In developing new technologies, products and solutions, unknown or unforeseeable technological failures or environmental and health effects could harm our reputation and licence to operate or expose us to litigation or sanctions. The associated costs of new technology are sometimes underestimated. Sometimes the development of new technology is subject to delays. If we are unable to develop the right technology and products in a timely and cost-effective manner, or if we develop technologies, products and solutions that harm the environment or people's health, there could be a material adverse effect on our earnings, cash flows and financial condition.

See "Other central activities" on page 79.

We have substantial pension commitments, the funding of which is subject to capital market risks and other factors.
Risk description
Liabilities associated with defined benefit pension plans are significant, and the cash funding requirement of such plans can also involve significant liabilities. They both depend on various financial and demographic assumptions. Volatility in capital markets or government policies could affect investment performance, inflation and interest rates, causing significant changes to the funding level of future liabilities and/or short-term liquidity requirements. Changes in assumptions for mortality, retirement age or pensionable remuneration at retirement could also cause significant changes to the funding level of future liabilities. We operate a number of defined benefit pension plans and, in case of a shortfall, we could be required to make substantial cash contributions (depending on the applicable local regulations). This could result in a material adverse effect on our earnings, cash flows and financial condition.

See "Financial framework" on page 32.

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

See "Corporate" on page 78.

23	Shell	Form 20-F 2023

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

See "Governance framework"on page 152.

Conduct and culture risks
We are exposed to regulatory and conduct risk in our trading operations.
Risk description
Commodity trading is an important component of our business. Our commodity trading entities are subject to many regulations, including requirements for standards of conduct. The risk of ineffective controls, poor oversight of trading activities, and the risk that traders could deliberately operate outside compliance limits and controls, either individually or as a group, has occurred. This has resulted in losses in the past and may result in further losses in the future. The rapidly changing regulatory environment creates a risk of insufficient, delayed or incorrect implementation of new or changes to existing regulatory requirements. Violations of such regulatory requirements could also expose us and/or our employees to regulatory fines and have an adverse effect on our licence to operate. These risks could harm our reputation and have a material adverse effect on our earnings, cash flows and financial condition.

See "Living by our values" on page 136.

Violations of antitrust and competition laws carry fines and expose us and/or our employees to criminal sanctions and civil suits.
Risk description
Antitrust and competition laws apply to Shell and its joint arrangements and associates in the vast majority of countries where we do business. Shell and its joint arrangements and associates have been fined for violations of antitrust and competition laws in the past. This includes a number of fines by the European Commission Directorate-General for Competition (DG COMP). Because of DG COMP's fining guidelines, any future conviction of Shell or any of its joint arrangements or associates for violation of EU competition law could potentially result in significantly larger fines and have a material adverse effect on us. Violation of antitrust laws is a criminal offence in many countries, and individuals can be imprisoned or fined. In certain circumstances, directors may receive director disqualification orders. It is also now common for persons or corporations allegedly injured by antitrust violations to sue for damages. Any violation of these laws can harm our reputation and could have a material adverse effect on our earnings, cash flows and financial condition.

See "Living by our values" on page 136.

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

See "Living by our values" on page 135 and "Legal proceedings and other contingencies" on pages 286-288.

24	Shell	Form 20-F 2023

Strategic Report
Risk Factors continued

Conduct and culture risks continued
Violations of data protection laws carry fines and expose us and/or our employees to criminal sanctions and civil suits.
Risk description
Data privacy and the management of personal data have become an issue of increasing importance and focus for companies and regulators in recent years. Following the implementation of the EU General Data Protection Regulation (GDPR) in May 2018, we have on a global basis seen updates to, or the introduction of, data privacy laws largely based on the GDPR. More than 100 countries globally now have data privacy laws. Shell companies are increasingly processing large volumes of personal data as we continue to acquire small companies with relatively large amounts of customer data. In doing so, we must consider how we manage personal data effectively and responsibly, including managing the associated cyber risks. In some countries that are key to Shell's business operations, such as China, relevant legislation continues to be amended or introduced. Shell must be able to adapt dynamically to such legislative changes and be capable of updating our internal programmes if necessary. Many countries require mandatory notification of data breaches often within short time frames (72 hours) in certain situations. In these circumstances we might be required to report to affected individuals and regulators in the relevant countries. Non-compliance with data protection laws could harm individuals and expose us to regulatory investigations. This could result in fines, which could be up to 4% of global annual turnover if under the GDPR; orders to stop processing certain data; harm to our reputation; and loss of the trust of existing and potential customers, stakeholders, governments, and employees. With regard to data breaches in the past, we notified a number of data privacy regulators of personal data breaches and have had fines issued against us and this could happen in the future. In addition to imposing fines, regulators may also issue orders to stop processing personal data, which could disrupt operations. We could also be subject to litigation from persons or entities allegedly affected by data protection violations.
Violation of data protection laws is a criminal offence in some countries, and individuals can be imprisoned or fined. Any violation of these laws could harm our reputation and have a material adverse effect on our earnings, cash flows and financial condition.

See "Living by our values" on page 135.

Violations of trade compliance laws and regulations, including sanctions, carry fines and expose us and our employees to criminal proceedings and civil suits.
Risk description
We use "trade compliance" as an umbrella term for various national and international laws designed to regulate the movement of items across national boundaries and restrict or prohibit trade, financial flows and other dealings with certain parties, countries and territories. For example, the EU, the UK and the USA continue to impose comprehensive sanctions on countries and territories such as Syria, North Korea, and Crimea and other territories in Eastern Ukraine. The USA continues to have comprehensive sanctions against Iran and Cuba. The EU, the UK and some other nations such as Canada and Australia continue to maintain targeted sanctions against Iran. The EU and the USA introduced sectoral sanctions against Venezuela in 2017, which the USA expanded in 2018 and 2019 and relaxed temporarily in 2023.
Since 2014, the EU and the USA have imposed and increased restrictions and controls directed at defined oil and gas activities in Russia, as well as restricting access to EU and USA financing sources for certain Russian state-owned entities and military and dual-use controls. In February 2022, countries around the world began imposing additional sanctions and trade controls against Russia over its full-scale invasion of Ukraine, including regional trade bans, designations of entities (including Russian banks and state-owned entities) and individuals as Specially Designated Nationals and Blocked Parties, and restrictions on access by Russia to financial systems. In addition, the USA, the UK, Canada and Australia have introduced restrictions on the import of Russian-origin LNG. These restrictions are subject to different wind-down periods and limited exceptions. Furthermore, it is likely that sanctions against Russia will continue to escalate. Russia has in turn adopted a significant number of countermeasures, including making it an offence to take steps to comply with foreign sanctions.
Many other nations have adopted or expanded trade compliance programmes similar to those administered by the EU, the UK and the USA. Intergovernmental cooperation in this area has increased and there is growing pressure to enforce existing sanctions globally.
Abiding by all the laws and regulations on trade compliance is often complex and challenging because of factors such as: the expansion of sanctions; the frequent addition of prohibited parties as well as other measures; the number of markets in which we operate; the risk of differences in how jurisdictions apply sanctions; and the large number of transactions we process. Shell has voluntarily self-disclosed potential violations of sanctions in the past.
Any violation of sanctions could lead to loss of import or export privileges and significant penalties on or prosecution of Shell or its employees. This could harm our reputation and have a material adverse effect on our earnings, cash flows and financial condition.

See "Living by our values" on page 136.

The successful delivery of our strategy is dependent on our people and on a culture that aligns to our goals and reflects the changes we need to make as part of the energy transition.
Risk description
Shell's culture is defined as the shared values, practices and beliefs of its employees. It is influenced by decisions on organisation structure and accountabilities, people and skills, how work is done using processes and systems and what mindset and behaviours exist. All these elements need to act in harmony to create our desired culture and ensure successful and sustained performance in line with our strategy.
As the energy system transforms and we reshape our portfolio, elements of our culture will need to change. For example, we will have to develop new skills, and adapt processes and systems, which, in some areas, will need to be different from those required for our traditional oil and gas businesses. We will have to continually leverage our learner mindset to anticipate and respond to the faster pace of change in the external market. However, we also will need to retain our shared values of "honesty, integrity and respect for people" to ensure trust and openness in how we do business, and to ensure staff feel valued and perform at their best.
If we fail to maintain a culture that aligns to our strategy, this could harm our reputation and have a material adverse effect on our earnings, cash flows and financial condition.

See "Our People" on pages 126-130, "Living by our values" on page 135 and "Other regulatory and statutory information" on pages 151.

25	Shell	Form 20-F 2023

Strategic Report
Risk Factors continued
Investors should also consider the following, which could limit shareholder remedies.

Other (generally applicable to an investment in securities)
The Company's Articles of Association determine the jurisdiction for shareholder disputes. This could limit shareholder remedies.
Risk description
Our Articles of Association generally require that all disputes between our shareholders in such capacity and the Company or our subsidiaries (or our Directors or former Directors), or between the Company and our Directors or former Directors, be exclusively resolved by arbitration in London, the United Kingdom. Our Articles of Association also provide that, if this provision were to be determined invalid or unenforceable for any reason, the dispute could only be brought before the courts of England and Wales. Accordingly, the ability of shareholders to obtain monetary or other relief, including in respect of securities law claims, could be determined in accordance with these provisions.

26	Shell	Form 20-F 2023

Strategic Report

Performance in the year
Performance indicators
Progress to date on the financial targets that were announced during Capital Markets Day in June 2023 is available at shell.com/investors/results-and-reporting/progress-on-cmd23.html.
These indicators enable management to evaluate Shell's performance against our annual operating plan. They are also used as part of the determination of Executive Directors' remuneration. See "Directors' Remuneration Report" on pages 174-176.
Safety remains our top priority. Sadly, five contractor colleagues died in incidents that took place at Shell operations in 2023. This is a reminder of our need to relentlessly focus on safety.
In 2023, we exceeded our targets for Financial delivery, Shell's journey in the energy transition and Operational excellence..
We had another year of very strong financial delivery with the second-highest cash flow from operations in Shell's history, despite the external uncertainty and volatility.
In Shell's journey in the energy transition we made good progress on increasing the number of electric vehicle charge points and reducing operational emissions. The contribution of low-carbon products in the Adjusted Earnings of the Marketing segment decreased mainly due to lower lubricants demand and higher costs for low-carbon Mobility products.
Operational excellence ensures we deliver for our customers and drive financial performance. We had good Project delivery outcomes in 2023 and the Customer excellence indicators were very positive. Upstream controllable availability was outstanding but midstream was impacted by unplanned maintenance. Chemicals and Refining availability was impacted by ongoing challenges at Shell Polymers Monaca, and the recovery after a fire in Deer Park.

Financial delivery

Cash flow from operating activities ($ billion)
Cash flow from operating activities is the total of all the cash receipts and payments associated with our sales of oil, gas, chemicals and other products. The components that provide a reconciliation from income for the period are listed in the "Consolidated Statement of Cash Flows". This indicator reflects our ability to generate cash to service and reduce our debt, and for distributions to shareholders and for investments.

See "Financial framework" on page 33.

Shell's journey in the energy transition

Contribution of low-carbon products (%)
The percentage of Marketing segment Adjusted Earnings from low-carbon energy products (on a life-cycle basis), defined as biofuels and electric vehicle charging, as well as non-energy products, defined as lubricants, bitumen, sulphur, and earnings from convenience retail.

See "Our journey to net zero" on page 93.

Reducing operational emissions (thousand tonnes CO2)
GHG abatement projects that resulted in sustained GHG reductions (e.g. flare reduction projects or energy efficiency projects), site closures and decommissioning or transformations, and use of renewable electricity for Scope 2 reductions.

See "Our journey to net zero" on pages 101-111.

Electric vehicle (EV) charge points (thousand)
All charge points in Mobility which include both public out-of-home and Shell Recharge Solutions.

See "Our journey to net zero" on pages 87-97.

27	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Performance indicators continued

Operational excellence

Project delivery on schedule (%)
Project delivery on schedule reflects our capability to complete major projects on time and within budget. Project delivery on schedule measures the percentage of projects delivered on schedule.

Project delivery on budget (%)
Project delivery on budget reflects the aggregate cost against the aggregate baseline for those projects, where a figure greater than 100% means over budget.

Customer satisfaction (index)
The customer satisfaction index (CSI) is the quantitative measurement of customer experience (CX) performance. It is provided from the global transactional survey programme (both email and digital surveys). CSI is calculated using simple average methodology from individual customer responses/satisfaction scores (overall satisfaction with Shell) covering all businesses and countries.

Brand Share Preference (%)
Brand Share Preference is the percentage of customers who answer "Shell" in response to the question: "Assuming that all the fuel station companies that you would consider are conveniently located, which one company do you prefer most?". Responses are taken from survey respondents in more than 60 countries covering both fuel and non-fuel retail consumers.

Upstream controllable availability (%)
Upstream controllable availability performance reflects our ability to optimally run our Upstream assets. Reliability issues, turnarounds and maintenance at own-operated or third-party facilities all impact controllable availability, but it excludes the impact of extreme unexpected events that are outside our control, such as government restrictions and hurricanes. Upstream controllable availability includes all Shell-operated assets (excluding Groningen) and selected assets not operated by Shell, but for which Shell has strategic influence.

Midstream availability (%)
Midstream availability shows to what extent LNG assets are ready to process product as a comparison with capacity, considering the impact of planned and unplanned maintenance.

Refinery and chemical plant availability (%)
Refinery and chemical plant availability is the weighted average of the actual uptime of plants as a percentage of their maximum possible uptime. The weighting is based on the capital employed, adjusted for cash and non-current liabilities. This indicator is a measure of the operational excellence of our refinery and chemical plant facilities.

See "Chemicals and Products" on page 67.

Safety

Personal safety (SIF-F cases per 100 million working hours)
Serious Injury, Illness and Fatality (SIF) is defined as a serious work-related injury or illness that resulted in a fatality or a life-altering event, which is defined as a long-term or permanent injury or illness with a significant impact on daily activities. Serious Injury and Fatality Frequency (SIF-F) is calculated by dividing the number of employee and contractor SIF by 100 million working hours.

See "Safety" on page 134.
[A]2022 adjustment on SIF-F from 1.7 to 2.0 due to a change in classification for one injury after publication.

Process safety (number of events)
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

See "Safety" on page 134.

28	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value

Generating shareholder value
We are committed to enhancing shareholder distributions with a focus on performance, discipline and simplification.

29	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value
Group results

Key metrics

	$ million, except where indicated
	2023	2022	2021
Income attributable to Shell plc shareholders	19,359	42,309	20,101
Income for the period	19,636	42,874	20,630
Total segment earnings [A] [B]	20,281	41,562	17,482
Adjusted Earnings*[A]	28,250	39,870	19,289
Adjusted EBITDA*[A]	68,538	84,289	55,004
Cash flow from operating activities	54,191	68,414	45,104
Cash flow from investing activities	(17,734)	(22,448)	(4,761)
Free cash flow*	36,457	45,965	40,343
Cash capital expenditure*	24,392	24,833	19,697
Operating expenses*[C]	39,960	39,476	35,965
Underlying operating expenses*[C]	39,201	39,456	35,309
ROACE on a Net Income basis*	8.4%	16.7%	8.8%
ROACE on an Adjusted Earnings plus Non-controlling interest basis *	11.6%	15.8%	8.5%
Total debt at December 31 [D]	81,541	83,795	89,086
Net debt* at December 31 [D]	43,542	44,837	52,556
Gearing* at December 31	18.8%	18.9%	23.1%
Oil and gas production available for sale (thousand boe/d)	2,791	2,864	3,237
Proved oil and gas reserves at December 31 (million boe)	9,787	9,578	9,365
Basic earnings per share ($)	2.88	5.76	2.59
Adjusted Earnings per share* ($)	4.20	5.43	2.49
Dividend per share ($)	1.2935	1.0375	0.8935
[A]Segment earnings, Adjusted Earnings and Adjusted EBITDA are presented on a current cost of supplies basis.
[B]See Note 7 to the "Consolidated Financial Statements".
[C]The most comparable GAAP financial measure is Production and manufacturing expenses (2023: $25 billion, 2022: $26 billion).
[D]See Note 20 to the "Consolidated Financial Statements".

Segment earnings [A] [B] $ million

Integrated Gas
2021
8,060
2022
22,212
2023
7,046
Upstream
2021
9,603
2022
16,222
2023
8,528
Marketing
2021
3,535
2022
2,133
2023
2,950
Chemicals and Products
2021
404
2022
4,515
2023
1,530
Renewables and Energy Solutions
2021
(1,514)
2022
(1,059)
2023
3,038
Corporate
2021
(2,606)
2022
(2,461)
2023
(2,811)

Earnings 2023-2022
Income attributable to Shell plc shareholders in 2023 was $19,359 million, compared with $42,309 million in 2022. With non-controlling interest included, income for the period in 2023 was $19,636 million, compared with $42,874 million in 2022. After current cost of supplies adjustment, total segment earnings in 2023 were $20,281 million, compared with $41,562 million in 2022.
Adjusted Earnings* in 2023 were $28,250 million, compared with $39,870 million 2022. The decrease was mainly driven by lower realised oil and gas prices, lower volumes and lower refining margins, partly offset by higher LNG trading and optimisation margins, and higher Marketing margins.
2023 income attributable to Shell plc shareholders also included net impairment charges and reversals of $6,219 million, and unfavourable movements of $1,284 million due to the fair value accounting of commodity derivatives. These charges and unfavourable movements are included in identified items amounting to a net loss of $8,252 million.
Integrated Gas earnings in 2023 were $7,046 million, compared with $22,212 million in 2022. The decrease was mainly driven by unfavourable movements due to the fair value accounting of commodity derivatives, net impairment charges and reversals, the net effect of lower realised prices, and higher contributions from trading and optimisation, unfavourable deferred tax movements, and lower volumes.

See "Integrated Gas" on page 39.

Upstream earnings in 2023 were $8,528 million, compared with $16,222 million in 2022. The decrease was mainly driven by lower realised oil and gas prices, lower volumes, and net impairment charges and reversals.

See "Upstream" on page 45.

Marketing earnings in 2023 were $2,950 million, compared with $2,133 million in 2022. The increase was mainly driven by higher Marketing margins, including higher unit margins in Mobility, higher margins in Lubricants due to lower feedstock costs, and higher volumes in Sectors and Decarbonisation. These were partly offset by higher operating expenses and depreciation charges, mainly as a result of asset acquisitions.

See "Marketing" on page 61.

* Non-GAAP measure (see page 329).

30	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value | Group results continued
Chemicals and Products earnings in 2023 were $1,530 million, compared with $4,515 million in 2022. The decrease was mainly driven by net impairment charges and reversals, and lower Products margins, which were mainly driven by lower refining margins and partly offset by higher margins from trading and optimisation. Segment earnings also reflected higher depreciation charges, due to start-up of operations at Shell Polymers Monaca in the USA, partly offset by higher Chemicals margins.

See "Chemicals and Products" on page 66.

Renewables and Energy Solutions earnings in 2023 were $3,038 million, compared with a loss of $1,059 million in 2022. The increase was mainly driven by favourable movements due to the fair value accounting of commodity derivatives. This was partly offset by lower margins, mainly from trading and optimisation due to lower gas and power prices in 2023, net impairment charges and reversals, unfavourable tax movements and higher operating expenses.

See "Renewables and Energy Solutions" on page 73.

Corporate segment earnings in 2023 were an expense of $2,811 million, compared with an expense of $2,461 million in 2022. The rise in expense was mainly driven by unfavourable movements in currency exchange rate effects and tax credits.

See "Corporate" on page 77.

Prior year earnings summary
Our earnings summary for the financial year ended December 31, 2022, compared with the financial year ended December 31, 2021, can be found in the Annual Report and Accounts (page 29) and Form 20-F (page 33) for the year ended December 31, 2022, as filed with the Registrar of Companies for England and Wales and the US Securities and Exchange Commission, respectively.
Cash flow from operating activities
Cash flow from operating activities was $54,191 million in 2023, compared with $68,414 million in 2022. The cash flow from operating activities in 2023 was primarily driven by Adjusted EBITDA, and working capital inflow of $7.8 billion, partly offset by tax payments of $13.7 billion, and derivatives outflow of $6.1 billion.
Cash capital expenditure
Cash capital expenditure* was $24,392 million in 2023, compared with $24,833 million in 2022. The cash capital expenditure in 2023 consisted of $12.5 billion investments in oil, oil products and other, $5.6 billion investments in low-carbon energy solutions, $4.0 billion investments in LNG gas and power marketing and trading and $2.3 billion investments in non-energy products.

See "Our journey to net zero" on page 93.

Operating expenses and Underlying operating expenses
Operating expenses* were $39,960 million in 2023, compared with $39,476 million in 2022. Underlying operating expenses* were $39,201 million, compared with $39,456 million in 2022.
* Non-GAAP measure (see page 329).
Return on average capital employed
Our return on average capital employed (ROACE)* decreased to 8.4%, compared with 16.7% in 2022, mainly driven by lower earnings.
Total debt, Net debt and gearing
Total debt was $81,541 million at the end of 2023, compared with $83,795 million at the end of 2022.
Net debt* was $43,542 million at the end of 2023, compared with $44,837 million at the end of 2022.
Gearing* was 18.8% at the end of 2023, compared with 18.9% at the end of 2022.
Significant accounting estimates and judgements
See Note 2 to the "Consolidated Financial Statements" on pages 221-231.
Legal proceedings
See Note 31 to the "Consolidated Financial Statements" on pages 286-288.
Production available for sale
Oil and gas production available for sale in 2023 was 2,791 thousand boe/d, compared with 2,864 thousand boe/d in 2022. This reduction was mainly driven by divestments and partly offset by growth from new fields.

Oil and gas production available for sale [A]

		Thousand boe/d
	2023	2022	2021
Crude oil and natural gas liquids	1,454	1,460	1,685
Synthetic crude oil	52	46	54
Natural gas [B]	1,285	1,357	1,498
Total	2,791	2,864	3,237
Of which:
Integrated Gas	939	921	1,004
Upstream	1,800	1,897	2,178
Oil sands (part of Chemicals and Products)	52	46	54
[A]See "Oil and gas information".
[B]Natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel.
Proved reserves
The proved oil and gas reserves of Shell subsidiaries and the Shell share of the proved oil and gas reserves of joint ventures and associates are summarised in "Oil and gas information" on pages 53-60 and set out in more detail in "Supplementary information –
oil and gas (unaudited)" on pages 291-309.
Before taking production into account, our proved reserves increased by 1,274 million boe in 2023. Total oil and gas production was
1,065 million boe. Accordingly, after taking production into account, our proved reserves increased by 209 million boe in 2023, to 9,787 million boe at December 31, 2023.

31	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value
Financial framework
We manage our businesses to deliver strong cash flows, sustain our strategy and create profitable growth. Management applies Shell's cash to support disciplined capital expenditure and maintain a resilient balance sheet; target AA credit metrics through the cycle; deliver a progressive dividend to shareholders with growth of around 4% annually (subject to Board approval); and target total distributions to shareholders of 30-40% of our cash flow from operating activities through the cycle.
The Board may choose to return cash to shareholders through a combination of dividends and share buybacks. When setting the level of shareholder distributions, the Board looks at a range of factors, including the macro environment, the underlying business earnings and cash flows of the Group, the current balance sheet, future investment, acquisition and divestment plans, and existing commitments.
Liquidity and capital resources
Shell generated free cash flow* of $36.5 billion in 2023, aided by disciplined capital management, portfolio simplification and operational performance improvements. Net debt* decreased to $43.5 billion at December 31, 2023 (December 31, 2022: $44.8 billion). Total debt reduced to 81.5 billion at December 31, 2023 (December 31, 2022: 83.8 billion), Gearing* decreased to 18.8% at December 31, 2023, compared with 18.9% at December 31, 2022.

See Note 20 to the "Consolidated Financial Statements" on pages 262-263.

Liquidity
We satisfy our funding, liquidity and working capital requirements by using cash generated from our operations, the issuance of debt and through divestments. In 2023, access to the international debt capital markets remained strong, with our debt principally financed from these markets through central debt programmes consisting of:
￮a $10 billion global commercial paper (CP) programme, with maturities between 183 days and 364 days;
￮a $10 billion US CP programme, with maturities not exceeding 397 days;
￮an unlimited Euro medium-term note (EMTN) programme (also referred to as the Multi-Currency Debt Securities Programme); and
￮an unlimited US universal shelf (US shelf) registration.
The CP, EMTN and US shelf debt is issued by Shell International Finance B.V., the issuance company for Shell, with its debt being guaranteed by Shell plc. In the future, Shell will also be able to issue debt through a new US subsidiary, Shell Finance US Inc., with its debt also being guaranteed by Shell plc.
We also maintain committed credit facilities. Of the $9.92 billion total facility, $1.92 billion matures in 2024 (with a one-year bank extension option, taking final maturity to 2025) and $8.0 billion in 2026. This remained fully undrawn at December 31, 2023. These core facilities and cash on balance sheet provide back-up coverage for our CP programmes. Other than certain borrowings by subsidiaries in their local jurisdictions, we do not have any other committed credit facilities.
Our total debt decreased by $2.3 billion to $81.5 billion at December 31, 2023. The total debt excluding lease liabilities matures as follows: 10% in 2024; 12% in 2025; 7% in 2026; and 71% in 2027 and beyond. The portion of debt maturing in 2024 is expected to be repaid from some combination of cash balances, cash generated from operations, divestments and the issuance of new debt. In 2023, we did not issue any bonds under our US shelf registration, EMTN programme or CP programmes. The Group had no CP outstanding at December 31, 2023. Management believes it has access to sufficient debt funding sources (capital markets) and to undrawn committed borrowing facilities to meet foreseeable requirements.
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

See "Risk factors" on page 23 and Note 25 to the "Consolidated Financial Statements" on pages 276-282.

We use various financial instruments for managing exposure to commodity price, foreign exchange and interest rate movements. Our treasury and trading operations are highly centralised and seek to manage credit exposures associated with our substantial cash, commodity, foreign exchange and interest rate positions. Our portfolio of cash investments is diversified to avoid concentrating risk in any one instrument, country or counterparty. The use of external derivative instruments is confined to specialist trading and central treasury organisations that have robust control and reporting systems, and employees with appropriate skills, experience and supervision. Credit risk policies are in place to ensure that sales of products are made to customers with appropriate creditworthiness, and include credit analysis and monitoring of customers against counterparty credit limits. Where appropriate, netting arrangements, credit insurance, prepayments and collateral are used to manage credit risk.
In effecting commodity trades and derivative contracts, we operate according to internal procedures and policies designed to ensure that market risks are managed within authorised limits and trading can only be performed by staff with the appropriate skills and experience. We closely monitor developments in sanctions and export controls to ensure compliance with applicable laws and regulatory guidance. Management regularly reviews mandated trading limits. A department that is independent from our traders monitors our market risk exposures daily, using value-at-risk techniques alongside other risk metrics as appropriate.
Pension commitments
We have substantial pension commitments, the funding of which is subject to capital market risks. We address key pension risks in a number of ways. A pensions forum, chaired by the Chief Financial Officer, oversees Shell's input to pension strategy, policy and operation. A risk committee supports the forum in reviewing the results of assurance processes with respect to pension risks. Local trustees manage the funded defined benefit pension plans and set the strategic asset allocation for the plan, including the extent to which currency, interest rate and inflation risks are hedged. The contributions paid are based on independent actuarial valuations that align with applicable local regulations. Pension fund liquidity is managed by holding appropriate liquid assets and maintaining credit facilities. Where appropriate, transactions to transfer pension liabilities to third parties are also considered. Our total employer contributions were $0.7 billion in 2023 and are estimated to be $0.5 billion in 2024.

See "Risk factors" on page 23 and Note 23 to the "Consolidated Financial Statements" on pages 268-274.

* Non-GAAP measure (see page 329).

32	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value | Financial framework continued

Capitalisation table

	$ million
	December 31, 2023	December 31, 2022
Equity attributable to Shell plc shareholders	186,607	190,472
Current debt	9,931	9,001
Non-current debt	71,610	74,794
Total debt [A]	81,541	83,795
Total capitalisation	268,148	274,267
[A]Of total debt of $81.5 billion (2022: $83.8 billion), $53.4 billion (2022: $55.2 billion) was unsecured and $28.2 billion (2022: $28.6 billion) was secured. $48.4 billion was issued by Shell International Finance B.V., a wholly owned subsidiary of Shell plc with its debt guaranteed by Shell plc (December 31, 2022: $51.0 billion). See Note 20 to the "Consolidated Financial Statements" for further disclosure on total debt and Net debt.
Guarantees and other off-balance sheet arrangements
There were no guarantees or other off-balance sheet arrangements at December 31, 2023, or December 31, 2022, that were reasonably likely to have a material effect on Shell.
Consolidated Statement of Cash Flows
Cash flow from operating activities in 2023 was $54.2 billion, compared with $68.4 billion in 2022. The cash flow from operating activities in 2023 was primarily driven by Adjusted EBITDA, and working capital inflow of $7.8 billion (compared with working capital outflow of $5.4 billion in 2022), partly offset by tax payments of $13.7 billion (compared with tax payments of $13.1 billion in 2022), and derivatives outflow of $6.1 billion (compared with derivatives inflow of $0.6 billion in 2022).
Cash flow from investing activities in 2023 was an outflow of $17.7 billion, compared with an outflow of $22.4 billion in 2022. The cash flow from investing activities in 2023 included cash capital expenditure* of $24.4 billion (compared with cash capital expenditure of $24.8 billion in 2022), divestment proceeds* of $3.1 billion (compared with divestment proceeds of $2.1 billion in 2022), interest received of $2.1 billion (compared with interest received of $0.9 billion in 2022), and net other investing cash inflows of $1.4 billion (compared with net other investing cash outflows of $0.6 billion in 2022).
Cash flow from financing activities in 2023 was an outflow of $38.2 billion, compared with outflows of $42.0 billion in 2022, mainly due to lower repurchases of shares of $14.6 billion (2022: $18.4 billion) and Derivative financial instruments favourable movement of $0.7 billion (2022: $1.8 billion unfavourable movement), partly offset by higher net repayment of debt of $9.8 billion (2022: $7.9 billion net repayment).
Cash and cash equivalents were $38.8 billion at December 31, 2023 (December 31, 2022: $40.2 billion).
Prior year Consolidated Statement of Cash Flows
Our Consolidated Statement of Cash Flows for the financial year ended December 31, 2022, compared with the financial year ended December 31, 2021, can be found in the Annual Report and Accounts (page 241) and Form 20-F (page 219) for the year ended December 31, 2022, as filed with the Registrar of Companies for England and Wales and the US Securities and Exchange Commission, respectively.

See "Consolidated Statement of Cash Flows" on page 220.

* Non-GAAP measure (see page 329).
Cash flow from operating activities
The most significant factors affecting our cash flow from operating activities are earnings, which are mainly impacted by: realised prices for crude oil, natural gas and LNG; production levels of crude oil, natural gas and LNG; chemicals, refining and marketing margins; and movements in working capital and derivative financial instruments.
The impact on earnings from changes in market prices depends on: the extent to which contractual arrangements are tied to market prices; the dynamics of production-sharing contracts; the existence of agreements with governments or state-owned oil and gas companies that have limited sensitivity to crude oil and natural gas prices; tax impacts; and the extent to which changes in commodity prices flow through into operating expenses. Changes in benchmark prices of crude oil and natural gas in any particular period provide only a broad indicator of changes in our Integrated Gas and Upstream earnings in that period. Changes in any factors, from within the industry or the broader economic environment, can influence refining and marketing margins. The precise impact of any changes depends on how the oil markets respond to them. The market response is affected by factors such as: whether the change affects all crude oil types or only a specific grade; regional and global crude oil and refined products inventories; and the collective speed of response of refiners and product marketers in adjusting their operations. As a result, margins fluctuate from region to region and from period to period.
Divestment and cash capital expenditure
The levels of divestment proceeds and cash capital expenditure in 2023 and 2022 reflect our discipline and focus as we implement our Powering Progress strategy. Proceeds from sale of property, plant and equipment and businesses were $2.6 billion for 2023, compared with $1.4 billion in 2022 and divestment proceeds* for 2023 were $3.1 billion, compared with $2.1 billion in 2022. Cash capital expenditure split per segment is presented in the table below:

Cash capital expenditure*

	$ million
	2023	2022	2021
Integrated Gas	4,196	4,265	3,502
Upstream	8,343	8,143	6,168
Marketing [A]	5,612	4,831	2,273
Chemicals and Products	3,192	3,838	5,175
Renewables and Energy Solutions [B]	2,681	3,469	2,359
Corporate	368	287	220
Total cash capital expenditure	24,392	24,833	19,697
[A]Includes acquisition of Nature Energy in 2023.
[B]Includes acquisition of Sprng in 2022 and Savion in 2021.

33	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value | Financial framework continued
Contractual obligations
The table below summarises our principal contractual obligations at December 31, 2023, by expected settlement period. The amounts presented have not been offset by any committed third-party revenue in relation to these obligations.

Contractual obligations

					$ billion
	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	5 years and later	Total
Debt [A]	5.4	10.4	8.3	30.4	54.4
Leases	6.2	9.5	6.6	16.8	39.1
Purchase obligations [B]	33.1	28.1	14.0	59.6	134.8
Other long-term contractual liabilities [C]	0.1	0.9	0.1	0.5	1.7
Total	44.7	49.0	29.1	107.2	230.0
[A]See Note 20 to the "Consolidated Financial Statements". Debt contractual obligations exclude interest, which is estimated to be $1.6 billion payable in less than one year, $2.7 billion between one and three years, $2.4 billion between three and five years, and $13.4 billion in five years and later. For this purpose, we assume that interest rates with respect to variable interest rate debt remain constant at the rates in effect at December 31, 2023, and that there is no change in the aggregate principal amount of debt other than repayment at scheduled maturity as reflected in the table. Lease contractual obligations include interest.
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
[C]Includes obligations included in "Trade and other payables" and provisions related to onerous contracts included in "Decommissioning and other provisions" in "Non-current liabilities" in the "Consolidated Balance Sheet" that are contractually fixed as to timing and amount. In addition to these amounts, Shell has certain obligations that are not contractually fixed as to timing and amount, including contributions to defined benefit pension plans (see Note 23 to the "Consolidated Financial Statements") and obligations associated with decommissioning and restoration (see Note 24 to the "Consolidated Financial Statements").
Dividends
Subject to Board approval, Shell aims to grow the dividend per share by around 4% every year. In total, Shell targets the distribution of 30--40% of our cash flow from operations through the cycle to shareholders. Shell may choose to return cash to shareholders through a combination of dividends and share buybacks.
When setting the level of shareholder distributions, the Board looks at a range of factors, including the macro environment, the earnings and cash flows of the Group, the current balance sheet, future investment, acquisition and divestment plans and existing commitments. We returned $8.4 billion to our shareholders through dividends and $14.6 billion through share buybacks in 2023. Total shareholder distributions represented 42% of cash flow from operating activities*.
The fourth quarter 2023 dividend of $0.344 per share will be paid on March 25, 2024, to shareholders on the register at February 16, 2024, and represents an increase of 4% compared with the third quarter of 2023.

See Note 29 to the "Consolidated Financial Statements" on page 286.

Purchases of securities
The intent to purchase shares was announced alongside the quarterly results during 2023, and covered the period up until the next quarterly announcement. In 2023, share buybacks of $4 billion were announced on February 2, $4 billion on May 4, $3 billion on July 27 and $3.5 billion on November 2 (finalised in the first quarter of 2024). In addition, on February 1, 2024, a further buyback of $3.5 billion was announced along with the fourth quarter 2023 results; it is intended that this will be completed by the announcement date of the first quarter 2024 results.
* Non-GAAP measure (see page 329).
During 2023, 479.4 million ordinary shares were purchased and cancelled. Overall, a total nominal share value of €34 million ($40 million), 6.8% of the Company's total issued share capital at December 31, 2022, was purchased and cancelled during 2023 for a total cost of $14.6 billion, including expenses, at an average price of $30.43 per share.
The buybacks completed in the first half of 2023 were in accordance with the authorities granted by shareholders at the 2022 Annual General Meeting (AGM). The buybacks completed in the second half of 2023 were in accordance with the authorities granted by shareholders at the 2023 AGM. At the 2023 AGM, authority was granted for the Company to repurchase up to a maximum of 10% of its issued ordinary shares, excluding treasury shares, (692 million ordinary shares), both on and off market, allowing purchases on Amsterdam as well as London exchanges. As at December 31, 2023, 512 million ordinary shares could still be repurchased under the current AGM authorities. The purpose of the share repurchases in 2023 was to reduce the issued share capital of the Company.
New resolutions will be proposed at the 2024 AGM to renew the authority for the Company to purchase its own share capital, up to specified limits, for a further year. These proposals will be described in more detail in the 2024 Notice of Annual General Meeting.
Shares are also purchased by the employee share ownership trusts and trust-like entities (see Note 27 to the "Consolidated Financial Statements" on page 283) to meet delivery commitments under employee share plans. All share purchases are made in open-market transactions.
The table on the next page provides information on purchases of shares in 2023 and January 2024 by the Company and affiliated purchasers. Purchases in euros and sterling are converted into dollars using the exchange rate on each transaction date.

34	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value | Financial framework continued

Purchases of equity securities by issuer and affiliated purchasers in 2023 [A]

	Euro Shares			GBP Shares			ADSs [B]
Purchase period	Number purchased for employee share plans	Number purchased for cancellation [C]	Weighted average price ($)[D]	Number purchased for employee share plans	Number purchased for cancellation [C]	Weighted average price ($)[D]	Number purchased for employee share plans	Weighted average price ($)[D]
January	—	3,902,011	28.34	—	24,834,916	28.82	808,490	55.87
February	—	20,898,179	30.14	—	21,394,954	30.10	—	—
March	—	38,967,828	28.79	—	38,609,399	28.69	43,473	56.24
April	—	—	—	—	16,525,479	30.28	—	—
May	—	30,080,360	29.77	—	21,885,562	29.44	—	—
June	—	28,936,231	29.51	—	20,935,786	29.08	20,630	59.93
July	—	10,731,810	29.95	—	26,627,705	29.94	—	—
August	—	18,948,478	30.66	—	12,520,862	30.25	—	—
September	—	11,763,447	32.11	—	7,852,588	25.70	533,346	64.88
October	739,283	14,221,426	32.93	217,618	25,366,076	32.40	1,440,509	66.02
November	5,906,655	20,450,532	32.95	1,703,851	20,831,873	32.47	1,558,442	65.97
December	4,803,972	22,460,338	32.47	967,773	21,415,661	31.94	1,118,693	64.60
Total 2023	11,449,910	221,360,640	30.66	2,889,242	258,800,861	30.27	5,523,583	64.02
January	3,187,890	2,992,417	32.32	1,189,886	20,282,994	31.54	650,966	66.03
Total 2024	3,187,890	2,992,417	32.32	1,189,886	20,282,994	31.54	650,966	66.03
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
The Shell Transport and Trading Company Limited and BG Group Limited have each issued a dividend access share to Computershare Trustees (Jersey) Limited (the Trustee). For the years 2023, 2022 and 2021, the Trust recorded income before tax of £nil, £nil, and £2.2 billion respectively. In each period, this reflected the amount of dividends payable on the dividend access shares. Dividends are also classified as unclaimed where amounts have not cleared recipient bank accounts.
At December 31, 2023, the Trust had total equity of £nil (December 31, 2022: £nil; December 31, 2021: £nil), reflecting assets of £4 million (December 31, 2022: £6 million; December 31, 2021: £7 million) and unclaimed dividends of £4 million (December 31, 2022: £6 million; December 31, 2021: £7 million). The Trust only records a liability for an unclaimed dividend to the extent that dividend cheque payments have not been presented within 12 months, have expired or have been returned unpresented. As these unclaimed dividends relate to dividends that were announced by the Company during the period the Company was still named Royal Dutch Shell plc, and it is expected that the Company will not announce any further dividends on the dividend access shares, the Trust continues to be named the Royal Dutch Shell Dividend Access Trust.
On January 29, 2022, one line of shares was established through assimilation of each A share and each B share into one ordinary share of the Company. This assimilation had no impact on voting rights or dividend entitlements. Dutch withholding tax, applied previously on dividends on A shares, no longer applies on dividends paid on the ordinary shares following the assimilation.
In relation to the assimilation of the Company's A and B shares, the Trust will continue in existence for the foreseeable future to facilitate the payment of unclaimed dividend liabilities for shareholders of the former B shares until these are either claimed or forfeited in line with the terms outlined. Dividends which are unclaimed after six years will be forfeited and unconditionally revert to The Shell Transport and Trading Company Limited and BG Group Limited, as appropriate.

35	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value
Market overview
Shell maintains a large business portfolio across an integrated value chain and is exposed to fluctuating prices of crude oil, natural gas, oil products, chemicals and power.

See "Risk factors" on page 17.

This diversified portfolio provides resilience when prices are volatile. Our annual planning cycle and periodic portfolio reviews aim to ensure that our levels of capital investment and operating expenses are appropriate in the context of a volatile price environment.
We prepare annual strategic and financial plans that test different scenarios and their impact on prices, our businesses and organisation. We test the resilience of our projects and other opportunities against a range of prices for crude oil, natural gas, oil products, chemicals and power. Through this process, we identify potential interventions that we believe can drive value, preserve cash levels and maintain a strong balance sheet. This provides us with resilience against weak market prices.
The range of commodity prices and margins used in our project and portfolio evaluations is subject to a rigorous assessment of short-, medium- and long-term market drivers. These drivers include the extent and pace of the energy transition.
Photo: Shell staff working on the trading floor at Shell Centre, London.
Global economic growth
After a strong economic recovery from the lows of the COVID-19 pandemic, growth in 2023 was more moderate. Several forces are holding global economic growth back. These include the Russia-Ukraine war and international trade restrictions. Others are more cyclical and include the effects of sharp interest rate increases and liquidity withdrawals by central banks intended to rein in inflation. Rising public debt is also resulting in governments withdrawing the fiscal support they extended during the pandemic.
The latest World Economic Outlook, published by the International Monetary Fund (IMF) in January 2024, estimated global economic growth from 2022 to 2023 to be 3.1%, down from 3.5% in 2022 and 6.3% in 2021. Advanced economies continue to drive the decline in global growth, with weaker manufacturing offsetting stronger services activity. The slowdown was pronounced in Europe, while the USA remained relatively resilient. Developing economies, on average, have experienced stable growth over 2022-2023, although with sizeable shifts across regions. China experienced relatively strong growth, despite headwinds from its real estate crisis and weak consumer confidence.
Looking to 2024, the IMF's projections for the global economy are consistent with a soft landing, with inflation declining and growth holding up despite the rise in interest rates. But there are several downside risks to the outlook. These include: volatile commodity prices amid geopolitical and climate change risks; and upward surprises in inflation and a corresponding tightening of financial conditions and fiscal consolidation that could weigh on growth. The IMF projects global growth to be around 3% over the medium term (2024-2028) — below the historical average of 3.8% over the past two decades. In the context of geopolitical risks, this is in an environment where interest rates are expected to be higher for longer.
Global prices, demand and supply
The following table provides an overview of the main crude oil and natural gas price markers to which Shell is exposed:

Oil and gas average industry prices [A]

	2023	2022	2021
Brent ($/b)	83	101	71
West Texas Intermediate ($/b)	78	95	68
Henry Hub ($/MMBtu)	2.5	6.4	4.0
EU TTF ($/MMBtu)	13	40	16
Japan Customs-cleared Crude ($/b) - 3 months	89	98	60
[A]Yearly average prices are based on monthly average spot prices. The 2023 average price for Japan Customs-cleared Crude is based on available market information up to the end of the period.
Crude oil and oil products
The global benchmark oil price Brent averaged about $83 per barrel (bbl) in 2023, down from $101/bbl in 2022. This reflected a normalisation of the market from the period of significant volatility in 2022. As trade flows adjusted after the disruption caused by the Russian invasion of Ukraine and more supply became available, supply security concerns have eased and the market balance loosened in 2023.
Global demand continued to recover in 2023, at a similar pace to 2022. Incremental demand has amounted to around 2.3 million barrels per day (mb/d), of which 1.7 mb/d came from China, where demand rebounded after the lifting of COVID-19 restrictions. However, demand growth in OECD markets, particularly OECD Europe, has moderated significantly because of slower economic growth.
Global supply increased by around 1.9 mb/d in 2023, slightly slower than demand growth. Most of the non-OPEC growth has come from the USA and Brazil, which accounted for around 1.5 mb/d and 0.4 mb/d, respectively. Iran, which is exempt from the OPEC production cut, has also markedly ramped up supply. To balance the market, OPEC+, led by Saudi Arabia and Russia, implemented a series of moves to limit the supply available to the market. In April 2023, OPEC+ announced a 1.66 mb/d voluntary production cut. This was followed by an additional 1 mb/d voluntary cut by Saudi Arabia from May, which was eventually extended through to the first quarter of 2024, with possibility for a further extension. Russia also announced a production cut of 500 thousand barrels a day (kb/d) for March through to the end of 2023, in addition to a 300 kb/d exports reduction from September to the end of the year. The actual crude output from Saudi Arabia and Russia dropped by around 1 mb/d and 0.2 mb/d, respectively in 2023 compared with 2022, based on the IEA estimate.

36	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value | Market overview continued
In 2024, the expected economic slowdown and potential supply disruptions caused by geopolitical tensions could impact demand. Macroeconomic risks and demand concerns had already started weighing on the market from the fourth quarter, with Brent dropping by $16/bbl by the end of 2023 from the year's peak. The instability in the Middle East remains a significant risk factor. As of now, conflicts in the vicinity of key oil trade routes, such as the Red Sea, have not yet caused severe disruption to supplies. But the risk of disruption could increase if the Israel-Hamas war escalates into a regional conflict.
Natural gas
Gas market
Weak demand, combined with high inventories, has put downward pressure on natural gas prices in key markets in 2023. Although prices were lower than 2022 levels, they remained elevated versus historical levels and continued to show strong volatility.
Title Transfer Facility (TTF): In Europe, TTF spot prices averaged
$13.15/MMBtu (62% lower year-on-year). Strong LNG imports and weak regional demand enabled European inventories to reach 110 billion cubic metres (bcm), almost 100% full at the end of October. By year-end, inventories fell to 95 bcm (86%), which is still a comfortable level for that time of the year. Despite storages at multi-year highs, supply-side risks in the Middle East, and the threat of renewed industrial action in Australia, increased price volatility in October, with spot TTF prices surging to $17.0/MMBtu by the middle of the month, a 40% increase from the start of the month. By year-end, prices retreated to $12.66/MMBtu as Egyptian exports and Israeli pipeline flows resumed and inventories remained elevated.
Japan Korea Marker (JKM): Spot LNG prices in Asia followed a similar trajectory as in Europe, averaging $14.03/MMBtu (48% lower year-on-year). LNG demand in China remained subdued in 2023, relative to previous years. The return of incremental nuclear capacity in Japan has kept inventories at elevated levels through much of the year, capping the upside in prices.
Henry Hub: Henry Hub gas benchmark prices in North America had a less volatile year compared with 2022. Spot prices ranged from $1.77/MMBtu to $3.77/MMBtu with an average of $2.54/MMBtu. The lower volatility was attributable to a warm first quarter, cool second quarter, stronger-than-expected dry gas production, an increase in LNG facility maintenance and a continued storage surplus. Temperatures in the first quarter averaged near three degrees warmer than normal. Temperatures in the second quarter averaged one degree cooler than normal. Winter 2023-2024 has been considerably warmer than the 10-year normal. In 2023, natural gas dry production averaged 101.45 billion cubic feet a day (bcf/d) or 4.37 bcf/d above 2022. In the summer of 2023, natural gas storage in the 48 lower states of the USA averaged 467 bcf higher than in the summer of 2022.
The market is expected to remain loose through the remainder of the 2023-2024 winter as production slowly increases and LNG export facilities undergo maintenance. The bearish sentiment is expected to continue into the summer of 2024, which is reflected by the softness of the prices seen in summer futures contracts on the New York Mercantile Exchange (NYMEX).
Power
United States: US power prices were largely lower across all major markets in 2023 compared with 2022. One of the key drivers for the overall lower power prices and volatility in 2023 was the decline in gas prices. After a volatile 2022, where prices ranged from below $4/MMBtu to nearly $10/MMBtu, Henry Hub, the benchmark gas price in North America, stayed mostly below $3/MMBtu for most of 2023. Power price volatilities were largely driven by weather events throughout the year and across the country. For the western part of the USA, colder than normal temperatures that started in December 2022 lingered through March, resulting in strong prices in Mid-C (Mid-Columbia) ($108/MWh) and CAISO (California) ($92/MWh) in the first quarter of 2023. For the eastern part of the USA, a combination of a warm winter and mild summer brought stable prices across the PJM and MISO (Midcontinent) markets. For Texas, record-breaking summer temperatures resulted in strong price performance. ERCOT (Texas) market prices spiked over $5,000/MWh in June, August and September, with On-Peak prices averaging $282/MWh for August and $121/MWh for September.
Europe: European power prices came down from the record levels in 2022, but were still elevated. In Germany, for example, the average power price in 2023 was around $103/MWh, down from an average price of $248/MWh in 2022. German power prices were still significantly higher than the average price of $38/MWh in the period 2015-2019. Power prices are primarily driven by natural gas prices, which were lower in 2023 than in 2022, but still more than double the average of around $5.6/MMBtu between 2015 and 2019. In addition, the availability of both hydropower and French nuclear power plants was markedly better in 2023 than in 2022, resulting in lower power prices. The continued deployment of solar and wind capacity is progressively affecting power system operations, which can be seen from the impact of weather on hourly prices.
Australia: The power and gas markets in Eastern Australia began 2023 with firm price caps on gas and coal after extreme price volatility in 2022. This -- combined with lower demand because of milder winter weather, improved coal generator availability and continued growth in renewable generation -- reduced tightness in international markets. Healthy domestic gas storage and stronger winter flows from LNG producers to southern markets moderated gas and power prices as they returned to normal levels. Prices, however, continued to be higher than historical levels. Power prices averaged around A$90/MWh for 2023 compared with A$190/MWh in 2022 and A$75/MWh in 2021. Gas prices averaged around A$12/GJ (gigajoule) for 2023 compared with around A$40/GJ in 2022 and A$10/GJ in 2021. There has also been increased intraday volatility, as more renewables and distributed solar have entered the system to replace coal.
Crude oil and natural gas price assumptions
Our ability to deliver competitive returns and pursue commercial opportunities depends on the accuracy of our price assumptions. We use a rigorous assessment of short-, medium- and long-term market uncertainties to determine what ranges of future crude oil and natural gas prices to use in project and portfolio evaluations. Market uncertainties include, for example, future economic conditions, geopolitics, actions by major resource holders, production costs, technological progress and the balance of supply and demand.

See "Risk factors" on page 17 and Note 12 to the "Consolidated Financial Statements" on pages 281-283.

37	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value | Market overview continued
Refining and chemical margins
In 2023, gross refining margins continued to be well-supported, albeit at a lower level than the highs seen in 2022. The effect of sanctions on Russian oil products meant that Europe was short of middle distillate, leading to low stocks and very high middle distillate product crack spreads. This was exacerbated by refinery slowdowns during the hot European summer as cooling systems struggled to cope. In addition, there were low US gasoline stocks at the start of the US summer holiday season when demand was rising as many more people were driving. This led to a wider spread between gasoline and crude in the Atlantic basin. In the East, Chinese oil demand growth was capped by the economic slowdown. The low product stocks of gasoline and diesel in the Atlantic basin required product flow from Asia providing margin support for Asian refineries outside of China. But this was dampened by Chinese product export quotas which remained at the same elevated level as in 2022. In 2023, new refinery capacity -- such as the Al Zour refinery, the Beaumont expansion and Oman Duqm refinery -- came on line and increased product supply to the market, keeping margins at a lower level than in 2022.
For 2024, further new refinery capacity, such as that from Dangote in Nigeria, is expected to come on line. Meanwhile, demand growth is expected to slow with China's economic outlook being a key factor. Currently, product stock levels in the Atlantic basin of mogas and diesel are at higher levels than a year ago, suggesting lower spreads between products and crude oil next year.
Chemical cracker margins remained pressured in 2023 because of global oversupply and weak demand. Slowing global market conditions, and high inflation and interest rates, have impacted end-consumer demand. New capacity growth, primarily in Asia and the USA, led to global oversupply with producers continuing to match demand through lower cracker utilisation. The Russia-Ukraine war and conflicts in the Middle East have impacted energy prices, resulting in lower margins.
The outlook for petrochemical margins in 2024 and beyond depends on feedstock costs and the balance of supply and demand. Global oversupply is expected to persist through the year with a slow demand recovery. A recovery in demand is needed to absorb excess capacity. The supply of petrochemicals will depend on how new facilities coming on line and plant closures will impact net capacity, with utilisation balancing the system. Product prices will reflect the cost of raw materials, which is closely linked to crude oil and natural gas prices.
Refining margins

Global indicative refining margin [A]

			$/bbl
	2023	2022	2021
Indicative refining margin	12.45	18.03	4.79
[A]The Indicative refining margin (IRM) is an approximation of Shell's global gross refining unit margin, calculated using price markers from third-party databases. It is based on a simplified crude and product yield profile at a nominal level of refining performance. The actual margins realised by Shell may vary due to factors including specific local market effects, refinery maintenance, crude diet optimisation as the crudes in the IRM are indicative benchmark crudes, operating decisions and product demand. Gross refining unit margin is defined as the hydrocarbon margin net of purchased/sold utilities, additives and relevant freight costs, divided by crude and feedstock intake in barrels. It is only applicable to the impact of market pricing on refining business performance, excluding trading margin.
Petrochemical margins

Global indicative chemical margin [A]

			$/tonne
	2023	2022	2021
Indicative chemical margin	132.63	48.04	216.44
[A]The Indicative chemical margin (ICM) is an approximation of Shell's global chemical margin performance trend (including equity-accounted associates), calculated using price markers from third-party databases. It is based on a simplified feedstock and product yield profile at a nominal level of plant performance. The actual margins realised by Shell may vary due to factors including specific local market effects, chemical plants maintenance, optimisation, operating decisions and product demand. Chemical unit margin is defined as the hydrocarbon margin net of purchased/sold utilities, additives and relevant freight costs, divided by a nominal denominator expressed in metric tonnes. It is only applicable to the impact of market pricing on Chemical business performance.
The statements in this "Market overview" section are forward-looking statements based on management's current expectations and certain material assumptions and, accordingly, involve risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied herein.

See "About this Report" on pages 10-11 and "Risk factors" on page 17.

38	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value

Integrated Gas

Integrated Gas (IG) includes liquefied natural gas (LNG) and the conversion of natural gas into gas-to-liquids (GTL) fuels and base oils. IG activities also include natural gas exploration and extraction, and the operation of the upstream and midstream infrastructure necessary to deliver gas and gas products to market. The marketing, trading and optimisation of LNG is also part of IG. We are committed to investing in our IG activities and plan to continue growing our LNG portfolio.

Segment earnings ($ billion) 7.0 2022: 22.2
Adjusted Earnings ($ billion) 13.9 2022: 16.1
Cash flow from operating activities ($ billion) 17.5 2022: 27.7
Production (thousand boe/d) 939 2022: 921
LNG liquefaction volumes (million tonnes) 28 2022: 30
LNG sales volumes (million tonnes) 67 2022: 66

39	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value | Integrated Gas continued

Key metrics

	$ million, except where indicated
	2023	2022	2021
Segment earnings [A] [B]	7,046	22,212	8,060
Identified items	(6,861)	6,075	(988)
Adjusted Earnings* [A]	13,907	16,137	9,048
Adjusted EBITDA* [A]	23,759	26,569	16,754
Cash flow from operating activities*	17,520	27,692	13,210
Cash capital expenditure	4,196	4,265	3,502
Liquids production available for sale (thousand b/d)	128	128	169
Natural gas production available for sale (million scf/d)	4,700	4,600	4,842
Total production available for sale (thousand boe/d)	939	921	1,004
LNG liquefaction volumes (million tonnes)	28.3	29.7	31.0
LNG sales volumes (million tonnes)	67.1	66.0	64.2
[A]Segment earnings, Adjusted Earnings, and Adjusted EBITDA are presented on a current cost of supplies basis.
[B]See Note 7 to the "Consolidated Financial Statements".

Business conditions
For the business conditions relevant to Integrated Gas,
see "Market overview" on pages 36-38.
Production available for sale
In 2023, natural gas production increased by 2% compared with 2022, mainly because of the new fields and ramp-up in Oman, Canada, Australia and Trinidad and Tobago. Lower levels of maintenance at Pearl GTL in Qatar, and in Trinidad and Tobago also contributed to the higher production levels. These were partly offset by the derecognition of Russia's Sakhalin-related volumes and production-sharing contract effects in Egypt and at Pearl GTL. In 2023 and 2022, natural gas and liquids made up 86% and 14% of total production, respectively.
LNG liquefaction and sales volumes
LNG liquefaction volumes decreased by 5% compared with the previous year, mainly as a result of the derecognition of Sakhalin-related volumes.
LNG sales volumes increased primarily because of higher purchases from third parties but this was partly offset by the derecognition of Sakhalin-related volumes.
Through our trading organisation, we market and sell a portion of our share of equity production of LNG together with third-party LNG through our hubs in the UK, the UAE and Singapore. Shell has term sales contracts for the majority of our LNG liquefaction and term purchase contracts. We are able to optimise the income we generate from our LNG cargoes through our shipping network, regasification terminals and ability to purchase and deliver LNG spot cargoes from third parties. For example, if one customer does not need a scheduled cargo, we can deliver it to another customer who does need it. Similarly, if a customer needs an additional cargo not available from our production facilities, we contract with third parties to deliver the additional cargo. We conduct paper trades, primarily to manage commodity price risk related to sales and purchase contracts. We also sell LNG for trucks in India, China and Europe, and LNG for shipping in the USA, Europe and Singapore.
* Non-GAAP measure (see page 329).
Integrated gas data table

LNG liquefaction volumes

	Million tonnes
	2023	2022	2021
Australia	13.3	13.2	13.1
Brunei	1.1	1.2	1.4
Egypt	0.3	0.5	0.3
Nigeria	3.3	3.6	4.3
Oman	2.7	2.8	2.5
Peru	0.8	0.8	0.6
Qatar	2.4	2.4	2.4
Russia	—	0.9	2.8
Trinidad and Tobago	4.3	4.3	3.6
Total	28.3	29.7	31.0
Earnings 2023-2022
Segment earnings in 2023 were lower in comparison to 2022 and reflected the net effect of lower realised prices and higher contributions from trading and optimisation (decrease of $1,143 million), lower volumes (decrease of $466 million), and unfavourable deferred tax movements (decrease of $728 million).
Segment earnings included identified items: mainly unfavourable movements of $4,407 million due to the fair value accounting of commodity derivatives and net impairment charges and reversals of $2,247 million. In 2022, identified items included favourable movements of $6,273 million due to the fair value accounting of commodity derivatives and net impairment reversals of $779 million. In 2022, these were partly offset by other impacts of $608 million, mainly loan write-downs, as well as charges of $387 million as provisions for onerous contracts.
Adjusted Earnings and Adjusted EBITDA were driven by the same factors as the segment earnings, and adjusted for identified items.

40	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value | Integrated Gas continued
Prior year earnings summary
Our earnings summary for the financial year ended December 31, 2022, compared with the financial year ended December 31, 2021, can be found in the Annual Report and Accounts (page 39) and Form 20-F (page 43) for the year ended December 31, 2022, as filed with the Registrar of Companies for England and Wales and the US Securities and Exchange Commission, respectively.
Cash flow from operating activities
Cash flow from operating activities for 2023 was primarily driven by Adjusted EBITDA and a working capital inflow of $2,023 million, partly offset by net cash outflows, related to derivatives of $4,668 million, and tax payments of $3,574 million.
Cash capital expenditure
Our cash capital expenditure in 2023 was at the same level as in 2022. Our cash capital expenditure is expected to be around $5 billion in 2024.
Portfolio and business development
Significant portfolio and business developments:
￮In January 2023, we produced first gas from Oman's Mabrouk North-East field in Block 10 (Shell interest 53.45%).
￮In June 2023, we completed the purchase of 25% of the shareholding in the QatarEnergy LNG NFS(2) joint venture, which owns a 37% interest in the North Field South (NFS) project. Shell's ownership of NFS via its joint-venture shareholding is 9.375%.
￮In October 2023, we sold our 35% interest in Indonesia's Masela PSC to Indonesia's PT Pertamina Hulu Energi and PETRONAS Masela Sdn. Bhd. The sale included the Abadi gas project.
￮In October 2023, we and our partners in the Oman LNG LLC venture signed an amended shareholders' agreement for Oman LNG LLC (Oman LNG), extending the business beyond 2024. We will remain the largest private shareholder in Oman LNG, with a 30% interest.
￮In December 2023, Shell entered into agreements with the government of the Republic of Trinidad and Tobago and Atlantic LNG shareholders to restructure the Atlantic LNG facility, which will change Shell's overall shareholding in Atlantic LNG. These changes aim to take effect in a phased approach, starting on October 1, 2024, and are expected to be completed by May 2, 2027. On completion, Shell is expected to have a 45% share in Atlantic LNG.

Business and property
Integrated Gas
A complete list of LNG and GTL plants in operation and under construction in which we have an interest is provided below.

LNG liquefaction plants in operation at December 31, 2023 [A]

	Asset	Location	Shell interest (%)	100% capacity (mtpa) [B]	Shell-operated
Asia
Brunei	Brunei LNG	Lumut	25	7.6	No
Oman	Oman LNG	Sur	30	7.1	No
	Qalhat LNG [C]	Sur	11	3.7	No
Qatar	QatarEnergy LNG N(4) [D]	Ras Laffan	30	7.8	No
Oceania
Australia	Australia North West Shelf [D]	Karratha	16.7	16.9	No
	Gorgon LNG [D]	Barrow Island	25	15.6	No
	Prelude [D]	Browse Basin	67.5	3.6	Yes
	Queensland Curtis LNG T1 [D]	Curtis Island	50	4.3	Yes
	Queensland Curtis LNG T2 [D]	Curtis Island	97.5	4.3	Yes
Africa
Egypt	Egyptian LNG T1	Idku	35.5	3.6	No
	Egyptian LNG T2	Idku	38	3.6	No
Nigeria	Nigeria LNG	Bonny	25.6	24.1	No
South America
Peru	Peru LNG	Pampa Melchorita	20	4.5	No
Trinidad and Tobago	Atlantic LNG T1	Point Fortin	46	3	No
	Atlantic LNG T2/T3	Point Fortin	57.5	6.6	No
	Atlantic LNG T4	Point Fortin	51.1	5.2	No
[A]We have offtake rights via a lease to 100% of the capacity (2.5 mtpa) of the Kinder Morgan-operated Elba Island liquefaction plant in Georgia, USA.
[B]100% capacity represents the total capacity that all trains can process as reported by the operator.
[C]The interest is held via an indirect shareholding through Oman LNG.
[D]These assets are clustered as integrated assets and have onshore or offshore upstream production.

41	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value | Integrated Gas continued

LNG liquefaction plants under construction at December 31, 2023

	Asset	Location	Shell interest (%)	100% capacity (mtpa) [A]	Shell-operated
Africa
Nigeria	Train 7 [B]	Bonny	25.6	7.6	No
North America
Canada	LNG Canada T1-2 [C]	Kitimat	40.0	14.0	No
Asia
Qatar	QatarEnergy LNG NFE(2) [D]	Ras Laffan	25.0	8.0	No
	QatarEnergy LNG NFS(2) [E]	Ras Laffan	25.0	6.0	No
[A]100% capacity represents the total capacity that all trains are expected to process as reported by the operator.
[B]First LNG is expected later in the 2020s.
[C]Construction started in October 2018 and first LNG is expected around the middle of the 2020s.
[D]Shell holds 25% in the joint venture, which owns 25% of the North Field East expansion project, which has a nameplate capacity of 32 mtpa. First LNG is expected later in the 2020s.
[E]Shell holds 25% in the joint venture, which owns 37.5% of the North Field South expansion project, which has a nameplate capacity of 16 mtpa. First LNG is expected later in the 2020s.

GTL plants in operation at December 31, 2023

	Asset	Location	Shell interest (%)	100% capacity (b/d) [A]	Shell-operated
Asia
Malaysia	Shell MDS	Bintulu	72.0	14,700	Yes
Qatar	Pearl	Ras Laffan	100.0	140,000	Yes
[A]100% capacity represents the total capacity of the plant.
In 2023, we also had interests and rights in the regasification terminals listed below. Extension of leases or rights beyond the periods mentioned below will be reviewed on a case-by-case basis.

LNG regasification terminals

Project name	Location	Shell capacity rights (mtpa)	Capacity rights period	Shell interest (%) and rights
Costa Azul	Baja California, Mexico	2.7	2008–2028	Capacity rights
Cove Point [A]	Lusby, MD, USA	1.8	2003–2023	Capacity rights
Dragon LNG	Milford Haven, UK	3.1	2009–2029	50
Eemshaven	Groningen, the Netherlands	3.1	2022–2027	Capacity rights
Elba Island	Elba Island, GA, USA	4.6	2003–2027	Leased
Elba Island	Elba Island, GA, USA	2.8	2006–2036	Leased
Elba Island Expansion	Elba Island, GA, USA	4.2	2010–2035	Leased
GATE (Gas Access to Europe)	Rotterdam, the Netherlands	1.5	2015–2031	Capacity rights
Lake Charles	Lake Charles, LA, USA	4.4	2002–2030	Leased
Lake Charles Expansion	Lake Charles, LA, USA	8.7	2005–2030	Leased
Singapore SGM	SLNG, Singapore	[B]	2013–2029	Import rights
Singapore SETL	SLNG, Singapore	[B]	2018–2035	Import rights
Singapore SETL	SLNG, Singapore	up to 1.0 [C]	2021–2025	Import rights
Shell Energy India Pvt Ltd (formerly Hazira)	Gujarat, India	5	2005–2035	100
Shell LNG Gibraltar	Gibraltar	up to 0.04	2018–2038	51
[A]Contract expired in August 2023 and was not extended.
[B]Licences to import LNG and sell regasified LNG in Singapore with no volume cap.
[C]Exclusive licence to import LNG and sell regasified LNG in Singapore for up to 1.0 mtpa.

42	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value | Integrated Gas continued

First gas from Block 10 in heartland of Oman

We produced first gas from Oman's Mabrouk North-East field in Block 10 (Shell interest 53.45%) in 2023. Block 10 is our first operated venture in the country, a market that is core to our integrated gas and upstream strategy.
Phase 1 of Block 10 was developed in close cooperation with Petroleum Development Oman (PDO), which is a joint venture operated by the government of Oman (60%), Shell (34%), TotalEnergies (4%) and Partex (2%).
Production from Block 10 started in January 2023 and is expected to reach 0.5 billion standard cubic feet of gas per day by the middle of 2024. The gas is supplied to Oman's gas network, which feeds local industries and export facilities, such as Oman LNG.
When Shell became operator of Block 10 in March 2022, we sought to provide quality accommodation for employees and contractors at Block 10. We are building a 590-bed accommodation unit with catering, sports facilities and WiFi access for our staff and contractors in the field.
We have also implemented a comprehensive road safety programme at Block 10. The programme is not limited to Shell operations but has already supported changes to road safety regulations in Oman. Shell, together with the Royal Oman Police and the Ministry of Education, has also set up a road safety educational programme and curriculum for children in Oman.
Shell has been present in Oman for more than 80 years. As part of our own net-zero targets and the ambitions of Oman, we are evaluating a potential hydrogen project, which could be supplied by gas from Block 10. There is potential for the produced CO2 to be stored underground and supplied to manufacture low-carbon products.

Photo: Block 10 facility in Mabrouk North-East field, Oman.

43	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value | Integrated Gas continued
Oil and natural gas production, exploration and development
Australia
We operate the Queensland Curtis LNG (QCLNG) venture's natural gas operations in Queensland's Surat Basin. Our interests range from 44% to 74% in 25 field compression stations and six central processing plants. Our production of natural gas from the onshore Surat Basin supplies the QCLNG liquefaction plant and the domestic gas market.
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
In the Browse Basin, Shell operates the Prelude field (Shell interest 67.5%), the Crux gas and condensate development field (Shell interest 84.5%) and other backfill projects for Prelude FLNG.
In 2023, we sold our stake in the Browse joint arrangement (Shell interest 27%), which covers the Brecknock, Calliance and Torosa gas fields.
Bolivia
We hold a 37.5% interest in the Caipipendi block where we produce and deliver natural gas to domestic and export markets. Repsol is the operator. We also have a 25% interest in the Tarija XX West block, where we produce from the Itaú field.
Canada
In Canada, we produce and market natural gas, natural gas liquids and condensate. We hold mineral acres, primarily in the Montney play in British Columbia and Alberta. We operate four natural gas processing area facilities at our Groundbirch asset in British Columbia, with another natural gas processing facility under construction.
China
We develop and produce from the onshore Changbei tight-gas field under a PSC with China National Petroleum Company.
Egypt
We have a 25% interest in the Burullus Gas Company (Burullus) joint venture, which operates the West Delta Deep Marine concession
(Shell interest 50%) and supplies gas to the domestic market and an Egyptian LNG plant. We have a 50% interest in the Rashid Petroleum Company (Rashpetco) joint venture, which operates the Rosetta concession (Shell interest 100%). We have a 30% interest in the
El Burg Offshore Company (EBOC) joint venture, which operates the El Burg offshore concession (Shell interest 60%).
We have interests in several exploration concessions in the Nile Delta, the wider East Mediterranean and the Red Sea.
Oman
We have an operated concession to develop and produce natural gas and condensate from Block 10 (Shell interest 53.45%). We have a separate gas sales agreement and oil supply agreement for production from the block. We also have an exploration and production-sharing agreement with the government for the exploration and appraisal of natural gas and condensate in Block 11 (Shell interest 67.5%), operated by Shell.
Qatar
We operate the Pearl GTL plant (Shell interest 100%) in Qatar under a development and production-sharing contract with the government. The fully integrated facility has the capacity to produce, process and transport 1.6 billion standard cubic feet per day (scf/d) of gas from Qatar's North Field.
We have a 30% interest in QatarEnergy LNG N(4), which comprises integrated facilities to produce around 1.4 billion scf/d of gas from Qatar's North Field, an onshore gas-processing facility operated by QatarEnergy LNG. We also have 25% of the shareholding in the QatarEnergy LNG NFE(2) joint venture which owns a 25% interest in the North Field East (NFE) project. Thus, Shell's ownership of NFE via its joint-venture shareholding is 6.25%. In June 2023, we purchased 25% of the shareholding in the QatarEnergy LNG NFS(2) joint venture which owns a 37% interest in the North Field South (NFS) project. Shell's ownership of NFS via its joint-venture shareholding is 9.375%.
Russia
In the first quarter of 2022, Shell announced its intent to withdraw in a phased manner from its involvements in all Russian hydrocarbons, including crude oil, petroleum products, gas and LNG. Note 6 to the Consolidated Financial Statements for the year ended December 31, 2022, presented in the "Annual Report and Accounts and Form 20-F" for that year, sets out Shell's progress made with respect to such intention, including its exit from the Sakhalin-2 project. Shell still holds a 27.5% (minus one share) interest in Sakhalin Energy Investment Company Ltd. (SEIC), a Bermudan entity, which purportedly no longer holds any licences, rights and obligations in Sakhalin-2. The accounting treatment of SEIC is stated and explained in Note 14 "Investments in securities" to the Consolidated Financial Statements on page 259. In February 2023, Shell noted that SEIC had renounced a long-term LNG purchase contract by failing to perform, meaning the contract stood terminated. Shell still holds one long-term LNG purchase contract with a Novatek entity.
Trinidad and Tobago
We have interests in three concessions with producing fields: Central Block (Shell interest 65%), North Coast Marine Area (Shell interest 80.5%) and East Coast Marine Area (Shell interest 100%).
We have a 100% interest in exploration blocks 5(c)REA, 5(d) and 6(d). In 2023, we signed PSCs for three new exploration blocks 25a, 25b and 27 in the Columbus Basin (Shell interest 50%). We operate Block 27 and BP is the operator of the remaining two. Additionally, we relinquished our 35% interest in the PSC for Atlantic Area Block 5.
Other
We also have interests in Barbados, Colombia, Cyprus and Tanzania.
In 2023, we sold our interest (35%) in the Masela PSC in Indonesia, which includes the Abadi gas project.

44	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value

Upstream

Upstream explores for and extracts crude oil, natural gas and natural gas liquids. It also markets and transports oil and gas, and operates the infrastructure necessary to deliver them to the market. Shell's Upstream business delivers reliable energy from conventional and deep-water oil and gas operations. We are committed to our Upstream activities and plan to maintain our liquids production to the end of the decade.

Segment earnings ($ billion) 8.5 2022: 16.2
Adjusted Earnings ($ billion) 9.8 2022: 17.3
Cash flow from operating activities ($ billion) 21.5 2022: 29.6
Production (thousand boe/d) 1,800 2022: 1,897

45	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value | Upstream continued

Key metrics

	$ million, except where indicated
	2023	2022	2021
Segment earnings [A] [B]	8,528	16,222	9,603
Identified items	(1,267)	(1,096)	1,587
Adjusted Earnings* [A]	9,794	17,319	8,015
Adjusted EBITDA* [A]	30,607	42,100	27,170
Cash flow from operating activities*	21,450	29,641	21,562
Cash capital expenditure	8,343	8,143	6,168
Liquids production available for sale (thousand b/d)	1,325	1,333	1,515
Natural gas production available for sale (million scf/d)	2,754	3,272	3,845
Total production available for sale (thousand boe/d)	1,800	1,897	2,178
[A]Segment earnings, Adjusted Earnings, and Adjusted EBITDA are presented on a current cost of supplies basis.
[B]See Note 7 to the "Consolidated Financial Statements".
Business conditions
For the business conditions relevant to Upstream, see "Market overview" on pages 36-38.
Production available for sale
In 2023, liquids production was flat and natural gas production decreased by 16%, compared with 2022.
Total production, compared with 2022, decreased mainly due to the impact of divestments. The impact of field decline was more than offset by growth from new fields.
Earnings 2023-2022
Segment earnings, compared with 2022, mainly reflected lower realised oil and gas prices (decrease of $5,696 million) and lower volumes (decrease of $2,001 million).
Segment earnings in 2023 also included net impairment charges and reversals of $642 million, and net charges of $295 million, which related to the impact of the weakening Argentine peso and strengthening Brazilian real on a deferred tax position. These charges and gains are part of identified items and compare with 2022, where segment earnings included net impairment reversals and charges of $853 million, and charges of $1,385 million relating to the EU solidarity contribution and $802 million relating to the UK Energy Profits Levy.
Adjusted Earnings and Adjusted EBITDA were driven by the same factors as the segment earnings and adjusted for identified items.
Prior year earnings summary
Our earnings summary for the financial year ended December 31, 2022, compared with the financial year ended December 31, 2021, can be found in the Annual Report and Accounts (page 45) and Form 20-F (page 49) for the year ended December 31, 2022, as filed with the Registrar of Companies for England and Wales and the US Securities and Exchange Commission, respectively.
Cash flow from operating activities
Cash flow from operating activities for 2023 was primarily driven by Adjusted EBITDA, partly offset by tax payments of $8,470 million.
* Non-GAAP measure (see page 329).
Cash capital expenditure
Cash capital expenditure in 2023 was higher, compared with 2022. The increase was mainly a result of the ramp-up of projects in the Gulf of Mexico, Malaysia and the UK. This was partially offset by the Brazil Atapu Transfer of Rights in 2022. Cash capital expenditure is expected to be around $8 billion in 2024.
Portfolio and business developments
Significant portfolio and business developments:
￮In February 2023, we started production at our operated Vito floating production facility (Shell interest 63.1%) in the Gulf of Mexico.
￮In February 2023, we completed the sale of our 50% interest in the CJSC Khanty-Mansiysk Petroleum Alliance in Russia to a subsidiary of GazpromNeft (GPN). In March 2023, we completed the sale of our 50% interest in Salym Petroleum Development LLC to a subsidiary of GPN.
￮In February 2023, we sold our 100% interest in Shell Onshore Ventures LLC in the USA which held a 51.8% membership interest in Aera Energy LLC, to IKAV.
￮In March 2023, we divested our 50% interest in the offshore Block SK307 PSC in Malaysia, and our 40% interest in the offshore Baram Delta Operations (BDO) PSC to Petroleum Sarawak Exploration & Production Sdn. Bhd.
￮In April 2023, we completed the restart of operations at the operated Pierce field (Shell interest 92.5%) in the UK Central North Sea following a significant upgrade. Pierce is a joint arrangement between Shell and Ithaca Energy (UK) Limited (interest 7.48%).
￮In August 2023, we started production at the Timi platform in Malaysia. Timi is developed as part of the SK318 PSC. Our subsidiary, Sarawak Shell Berhad (SSB), is the operator holding 75% equity. The other two partners are PETRONAS Carigali Sdn Bhd (15%) and Brunei Energy Exploration (10%).
￮In December 2023, we took FID on the Sparta project (Shell interest 51%) in the Gulf of Mexico. This will be a Shell-operated production hub developed with Equinor Gulf of Mexico LLC (49%).
￮In December 2023, the Sepetiba FPSO production started in the Mero field.
￮In January 2024, we reached an agreement to sell The Shell Petroleum Development Company of Nigeria Limited (SPDC) to Renaissance. Completion of the transaction is subject to approvals by the Federal Government of Nigeria and other conditions.

46	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value | Upstream continued
Business and property
Our subsidiaries, joint ventures and associates are involved in all aspects of upstream activities. These activities include land tenure and the exploration, development and production of crude oil, natural gas and natural gas liquids. They also include the marketing and transportation of oil and gas, as well as the operation of the infrastructure necessary to deliver them to market.
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

Of these agreements, the following are most relevant to our interests:
￮Licences (or concessions), which entitle the holder to explore for hydrocarbons and exploit any commercial discoveries. Under a licence, the holder bears the risk of exploration, development and production activities, and is responsible for financing these activities. In principle, the licence holder is entitled to the totality of production less any royalties in kind. The government, state-owned company or government-run oil and gas company may sometimes enter into a joint arrangement as a participant, sharing the rights and obligations of the licence but usually without sharing the exploration risk. In a few cases, the state-owned company, government-run oil and gas company or agency has an option to purchase a certain share of production.
￮Lease agreements, which are typically used in North America and are usually governed by terms similar to licences. Participants may include governments or private entities. Royalties are paid either in cash or in kind.
￮Production-sharing contracts (PSCs) entered into with a government, state-owned company or government-run oil and gas company. PSCs generally oblige the independent oil and gas company, as contractor, to provide all the financing and bear the risk of exploration, development and production activities in exchange for a share of the production. Usually, this share consists of a fixed or variable part that is reserved for the recovery of the contractor's cost (cost oil). The remaining production is split with the government, state-owned company or government-run oil and gas company on a fixed or volume/revenue-dependent basis. In some cases, the government, state-owned company or government-run oil and gas company will participate in the rights and obligations of the contractor and will share in the costs of development and production. Such participation can be across the venture or on a field-by-field basis. Additionally, as the price of oil or gas increases above certain predetermined levels, the independent oil and gas company's entitlement share of production normally decreases, and vice versa. Accordingly, its interest in a project may not be the same as its entitlement.
Europe
Germany
Shell is a 50% shareholder in BEB Erdgas und Erdoel GmbH & Co. KG (BEB), which owns interests in various concessions, mainly in Lower Saxony. ExxonMobil Production Deutschland GmbH has a service contract with BEB, under which it provides operating services to BEB for most of the concessions.
Italy
Shell has a 39% interest in the Val d'Agri producing concession, operated by ENI S.p.A., and a 25% interest in the Tempa Rossa producing concession, operated by TotalEnergies EP Italia S.p.A.
Netherlands
Shell and ExxonMobil are 50:50 shareholders in Nederlandse Aardolie Maatschappij B.V. (NAM). NAM holds a 60% interest in the onshore low-calorific Groningen gas field (the remaining 40% interest is held by EBN, a Dutch government entity), the Schoonebeek oil field, some 25 smaller hydrocarbon production licences and two underground gas storage facilities.
The Dutch government issues annual gas production instructions for the Groningen field. As per the latest instruction, production has ceased since October 1, 2023. However, the Dutch government has indicated to NAM it could decree a restart of minimal production in exceptional circumstances during the current gas year, which occurred on January 8-10, 2024, for a cold spell of several days.
Historical production from the Groningen field induces earthquakes which have led to damage claims, security concerns, and a strengthening operation to make buildings earthquake resistant. In June 2018, NAM's shareholders and the Dutch government signed a Heads of Agreement (HoA) to inter alia reduce, and eventually cease production from the Groningen field. Under the terms of the HoA, it was agreed that the Dutch government would pass on to NAM costs insofar as the costs corresponded to NAM's liability. Further agreements were signed to implement the HoA. As part of these agreements, Shell guaranteed half of NAM's 60% share of earthquake-related costs for damage claims and the strengthening of buildings. We are currently in discussions with the Dutch government about appropriate financial securities for the longer term as agreed under the HoA.
NAM is working with the Dutch government and other stakeholders to fulfil its obligations to residents of the area. These include compensating for damage caused by the earthquakes and paying to strengthen houses where this is required for safety. In 2022, NAM started arbitrations with the Dutch government to have its financial liability determined for costs which the Dutch government compensated to claimants and subsequently charged to NAM.
In October 2021, NAM announced that it would split up its non-Groningen assets into several new legal entities, with the intent to divest those legal entities. No split-up has occurred to date.

See "NAM (Groningen gas field) Litigation" on page 287.

Norway
Shell is a partner in 19 production licences on the Norwegian continental shelf, and the operator of seven of these. We have interests in two producing gas fields: Shell-operated Ormen Lange (Shell interest 17.8%) and Equinor-operated Troll (Shell interest 8.1%). Additionally, we hold an interest in the Equinor-operated Irpa (Shell interest 10%) gas discovery under development. We operate two fields which are being decommissioned, Knarr and Gaupe. We are also the technical service provider for the Nyhamna processing plant, operated by Gassco.

47	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value | Upstream continued
UK
Shell operates a number of assets on the UK continental shelf mostly under unincorporated joint-venture agreements. Shell also has non-operated positions in the West of Shetland area, including Clair (Shell interest 27.97%) and Schiehallion (Shell interest 44.89%). Both Clair and Schiehallion are operated by BP.
In April 2023, Shell restarted operations at the Pierce field (Shell interest 92.5%) in the UK North Sea after a major redevelopment to enable gas production, after years of the field producing only oil. The Haewene Brim floating production, storage and offloading (FPSO) vessel, which produces from the Pierce field, is currently shutdown to address an integrity threat to the mooring lines. The work is nearing completion with production expected to resume in the near future.
Progress continues to develop the operated Penguins FPSO vessel (Shell interest 50%) and the Jackdaw platform (Shell interest 100%) in the North Sea. Both are expected to become operational in the mid-2020s.
In November 2023, we completed the sale of our 30% stake in the Cambo field to Ithaca Energy, following regulatory approval. The agreement to sell was signed in September 2023.
During the third quarter of 2023, the UK government announced that the Acorn carbon capture, utilisation and storage project (Shell interest 30%) was selected as one of two clusters to enter "Track 2" of the UK's cluster sequencing process for carbon capture and storage (CCS). In 2024, we expect to start more detailed discussions on the project between the UK government and the Acorn co-venturers. It was also announced that Acorn had received CCS licences from the North Sea Transition Authority for the Acorn East and East Mey CO2 stores, expanding its transport and storage system's capacity deep beneath the North Sea. In addition, ventures in which Shell has a 50% interest were awarded three carbon storage appraisal licences.
Decommissioning of the Heather A platform and Curlew FPSO asset continued in 2023, and we began a campaign of subsea well plug and abandonment activity to decommission 25 wells in the Central North Sea. All remaining staff left Brent Charlie on October 6, 2023, bringing 47 years of continuous presence on Brent installations to an end. We expect the topside to be lifted in 2024. The Offshore Petroleum Regulator for Environment and Decommissioning (OPRED) continues to assess the Brent Field decommissioning programme for the Brent gravity-based substructures.
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
In addition to our interest in BSP, we have a non-operated interest in the offshore Block B concession (Shell interest 35%) which is operated by TotalEnergies. The gas and condensate are produced from the Maharaja Lela field.
We have a non-operated interest under a PSC in a gas-holding area for deep-water Block CA2, which is operated by Petronas. Shell's interest increased in 2023 from 12.5% to 20% when we acquired 7.5% from Petronas.
We operate the deep-water Block CA1 (Shell interest 86.95%), in which the Jagus East field is located, under a PSC. As referred to in the Malaysia section, the Jagus East field and the Geronggong field, held by BSP, form part of the unitised GKGJE field. In 2023, we relinquished the exploration acreage that formed part of Block CA1.
Iraq
Shell has a 44% interest in the Basrah Gas Company, which gathers, treats and processes associated gas that was previously flared from the Rumaila, West Qurna 1 and Zubair fields. Processed gas and associated products, such as condensate and LPG, are sold to the domestic market. Any surplus condensate and LPG is exported.
Kazakhstan
Shell is the joint operator with ENI S.p.A. of the onshore Karachaganak oil and condensate field (Shell interest 29.3%) and, in north-west Kazakhstan which covers more than 280 square kilometres.
We also have an interest in the North Caspian Sea PSA (Shell interest 16.8%) which includes the Kashagan field in the Kazakh sector of the Caspian Sea. The North Caspian Operating Company is the operator. This shallow-water field covers around 3,400 square kilometres.
We have a 7.4% interest in the Caspian Pipeline Consortium (CPC), which owns and operates an oil pipeline running from the Caspian Sea to the Black Sea across parts of Kazakhstan and Russia. We hold our interest in the CPC via three legal entities. Two of these are wholly owned by Shell and the other is a joint venture with Rosneft, Rosneft-Shell Caspian Ventures Ltd (Cyprus) (RSCV) (Shell interest 49%), which was formed in 1996 to own and manage pipeline capacity rights. We continue to manage our interest in CPC held through RSCV in full compliance with applicable laws, including sanctions.
Kuwait
The wholly owned Shell Kuwait Exploration and Production B.V. holds three Enhanced Technical Service Agreements with Kuwait Oil Company. These contracts run up to 2026 for Jurassic Gas and 2027 for Conventional Oil and Heavy Oil.
Malaysia
Shell explores for and produces oil and gas off the coast of Sabah and Sarawak under 19 PSCs, in which our interests range from 21% to 92.5%.
Offshore Sabah
We operate two producing oil fields: the Malikai deep-water field (Shell interest 35%) in the Block G PSC, and the unitised Gumusut-Kakap Geronggong-Jagus East (GKGJE) field which straddles the Malaysia-Brunei border (Shell interest 37.89%).
We hold a 50% participating interest in exploration phase Block 2W, SB-X PSC and ND6/7 PSCs. The exploration activities in Block ND6/7 PSC have been suspended because of Malaysia's border disputes with Indonesia.
We have non-operated interests of 21% in the unitised Siakap North-Petai deep-water field in Block G and 30% in the Kebabangan Cluster PSC.
In our non-operated portfolio, we hold exploration interests ranging from 25.1% to 40% in the Block SB 2K, N and SB2V PSCs.

48	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value | Upstream continued
Offshore Sarawak
We are the operator of eight producing gas fields and one producing oil and gas field holding interests ranging from 30% to 50%. Nearly all the gas produced offshore Sarawak is supplied to Malaysia LNG (MLNG) and to our gas-to-liquids plant in Bintulu. The fields are under the MLNG, SK308, SK408 and SK308 PSCs.
We are also the operator for the Block SK318 PSC. This block contains the Timi field (Shell interest 75%), and the Rosmari-Marjoram fields (Shell interest 80%). Rosmari is unitised between the Block SK318 PSC and Block SK316 PSC (no Shell interest) with the resulting Shell interest at 68%. Rosmari-Marjoram is a natural gas project situated around 220 kilometres off the coast of Bintulu, comprising a remotely operated offshore platform and onshore gas plant. Rosmari-Marjoram will mainly be powered by renewable energy from solar power offshore and hydroelectric power onshore. Timi achieved first gas in August 2023 and the gas is moved through an 80-kilometre pipeline to the F23 production hub.
We hold participating interests ranging from 70% to 92.5% in the exploration phase Block SK312, SK437, SK439 and SK440 PSCs. In March 2023, we signed one new PSC for Block SK3B (Shell interest 45%), a deep-water block, off the coast of Sarawak.
In our non-operated portfolio, we hold a 20% interest in the Pegaga field under the Block SK320 PSC and a 30% interest in the Jerun field which is part of the Block SK408 PSC. Jerun is a gas development with an integrated central processing platform. The Block SK408 PSC also contains the producing non-operated Larak and Bakong fields.
In March 2023, we divested our 50% interest in the offshore Block SK307 PSC and our 40% interest in the offshore Baram Delta Operations (BDO) PSC to Petroleum Sarawak Exploration & Production Sdn. Bhd.

Timi platform, powered by sun and wind, achieves first gas
Our unmanned solar- and wind-powered platform in the Timi gas field (Shell interest 75%) shows how we are working to produce energy with less emissions. Timi delivered first gas in August 2023 and is expected to produce up to 50,000 barrels of oil equivalent per day at peak production.
The Timi field is situated about 200 kilometres (km) off the coast of Sarawak, Malaysia, and is part of our operated SK318 production-sharing contract. Timi features Shell's first wellhead platform in Malaysia that is powered by a solar and wind hybrid power system. The design demonstrates our Upstream business's ability to deliver projects that support a balanced energy transition. In addition to delivering value for shareholders with less emissions, Timi is also more cost efficient to operate because it is around 60% lighter in weight than a conventional drilling wellhead platform that relies on oil and gas for power.
The field qualifies as a critical habitat because it lies within the Luconia Shoals National Park where migratory mammals, turtles and coral reefs are found. The project therefore required a biodiversity action plan designed with conservation initiatives in collaboration with the local university.
Timi is not the only Shell asset in Malaysia powered by renewable energy. In May 2020, we produced first gas from a fully solar-powered platform in the Gorek field, about 145 km offshore Malaysia. In 2022, we took the final investment decision on the Rosmari-Marjoram gas project, the largest integrated offshore and onshore project in Sarawak, which will be primarily powered by renewable energy.
Shell retains a strong presence in Malaysia's upstream, gas-to-liquids, downstream and business services sectors. We remain committed to supporting the country's economic progress and energy transition efforts through competitive and resilient investments.

Photo: Aerial photograph of the Timi platform in Malaysia before operations started.

49	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value | Upstream continued
Oman
Shell has a 34% interest in Petroleum Development Oman (PDO), which operates the Block 6 oil concession. Shell is entitled to 34% of oil produced from Block 6 through its interest in Private Oil Holdings Oman Ltd. The government of Oman has a 60% interest in PDO and the Block 6 oil concession through its wholly owned company, Energy Development Oman (EDO). PDO operates a concession area of about 90,000 square kilometres and has more than 200 producing oil fields.
We have a 50% interest in Block 42 under an Exploration and Production Sharing Agreement (EPSA) where Shell is the operator. The other 50% interest is held by the government through its wholly owned company, OQ. We have a 100% interest in Block 55 under an EPSA.
Russia
In the first quarter of 2022, Shell announced its intent to withdraw in a phased manner from its involvement in all Russian hydrocarbons, including crude oil, petroleum products, gas and LNG. In connection with this:
￮On February 22, 2023, Shell completed the sale of its 50% interest in the CJSC Khanty-Mansiysk Petroleum Alliance to a subsidiary of GazpromNeft (GPN); and
￮On March 3, 2023, Shell completed the sale of its 50% interest in Salym Petroleum Development LLC to a subsidiary of GPN. Salym Petroleum Development N.V. (SPD), a joint operation with GPN which was formerly developing the Salym project and in which Shell previously had a 50% interest, was liquidated in December 2023, and its wholly owned subsidiary Salym Petroleum Services B.V. was liquidated in November 2023.
Syria
Shell holds a 65% interest in Syria Shell Petroleum Development B.V. (SSPD), a joint venture between Shell and the China National Petroleum Corporation. SSPD holds a 31.25% interest in Al Furat Petroleum Company, a Syrian joint stock company, whose role was to perform petroleum operations. Shell also holds a 70% interest in two exploration licences via Shell South Syria Exploration B.V. In December 2011, in compliance with international sanctions on Syria, including European Council Decision 2011/782/CFSP, Shell suspended all exploration and production activities in Syria. SSPD continued to fulfil minimum contractual obligations towards the Syrian finance and labour ministries, in compliance with applicable trade control laws. In 2023, as part of the minimum contractual obligations, payments for taxes related to salary and social security amounted to $1,350.
Rest of Middle East and Asia
Shell also has interests in the United Arab Emirates.
Africa
Nigeria
Shell operates a number of interests in onshore and offshore oil exploration and production assets in Nigeria.
Onshore
The Shell Petroleum Development Company of Nigeria Limited (SPDC) is the operator of the SPDC joint venture (SPDC JV, Shell interest 30%) which has 15 Niger Delta onshore oil mining leases (OMLs).
SPDC also has three shallow-water oil mining leases (OML 74, 77 and 79) and a 40% interest in the non-operated Sunlink joint venture, which has one shallow-water lease (OML 144).
On January 16, 2024, Shell agreed to sell SPDC to Renaissance, subject to approvals by the Federal Government of Nigeria and other conditions. As part of the transaction, parties have agreed a sharing mechanism that, upon completion, will give Shell an interest in the performance of the export feedgas business going forward. Shell will retain its interest in one shallow-water lease (OML 144).
Offshore
Our main offshore deep-water activities are carried out by our wholly owned subsidiary Shell Nigeria Exploration and Production Company Limited (SNEPCo). SNEPCo has interests in three deep-water blocks that are under PSC terms: the producing assets Bonga (OML 118) and Erha (OML 133), and the non-producing asset Bolia Chota (OML 135). SNEPCo operates OML 118 (Shell interest 55%), including the Bonga field FPSO vessel. We also operate OML 135, encompassing the Bolia and Doro fields (Shell interest 55%). We have a 43.8% non-operated interest in OML 133 (including the Erha FPSO).
Authorities have investigated our involvement in the 2011 settlement of litigation pertaining to OPL 245.

See Note 31 to the "Consolidated Financial Statements" on pages 286-288.

Business update
In 2021, the Petroleum Industry Act (PIA) entered into effect, creating a new regulatory framework for the petroleum industry in Nigeria. The PIA introduces significant changes and we are actively engaged in the implementation process to ensure that these changes are implemented in a timely manner in our operations.
Security issues, sabotage and crude oil theft in the Niger Delta continued and remained significant challenges to our onshore operations in 2023. We will continue to monitor the situation closely and evaluate implications for the integrity of our infrastructure and the sustainability of our current operations. We continue to put the safety of our employees and contractors first.
In our Nigerian operations, we face various risks and adverse conditions which could have a significant adverse effect on our operational performance, earnings, cash flows and financial condition.

See "Respecting nature" on pages 114-121.

50	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value | Upstream continued
There are limitations to the extent to which we can mitigate these risks. We monitor the security situation, and liaise with host communities, governmental and non-governmental organisations to help promote peaceful and safe operations for our people and local communities. We test the economic and operational resilience of our Nigerian projects against a wide range of assumptions and scenarios. We seek to proportionally share risks and funding commitments with joint-venture partners. When we participate in joint ventures in Nigeria, we require that they operate in accordance with good industry practice. Upon completion of the announced sale (subject to regulatory approvals and other conditions) of our onshore Nigeria business, our exposure to these risks are expected to reduce. Shell has other businesses in Nigeria that are outside the scope of the announced transaction.

See "Risk factors" on page 21.

We support the Nigerian government's efforts to improve the efficiency, functionality and domestic benefits of Nigeria's oil and gas industry. We report spills and how we respond to spills, including those that are caused by third-party interference. We implement a maintenance strategy to support sustainable equipment reliability and we have a multi-year programme to reduce routine flaring of associated gas.

See "Our Journey to net zero" on page 102.

Rest of Africa
Shell also has interests in Algeria, Mauritania, Namibia, São Tomé and Príncipe, South Africa and Tunisia.
In 2021, Shell announced plans to hand back upstream assets associated with the Miskar and Hasdrubal concessions to the government of Tunisia. In June 2022, Shell handed back the Miskar concession upon its expiry. Discussions continue regarding the Hasdrubal early relinquishment.
North America
USA
The majority of our oil and gas interests in the USA comprise leases for federal offshore blocks in the deep waters of the Gulf of Mexico. Such leases usually have a fixed primary term and, once production is established, remain in effect through continued production, subject to compliance with the relevant terms and provisions (including applicable laws and regulations).
In February 2023, we completed the sale of our 100% interest in Shell Onshore Ventures LLC, which held a 51.8% membership interest in Aera Energy LLC, an onshore production entity located in California.
Shell holds an interest in one licence in the North Slope area of Alaska. In 2020, we received regulatory approval to combine our near-shore leases in West Harrison Bay into a single unit. Shell is seeking a co-owner to operate the unit.
Gulf of Mexico
Shell's major production area in the USA is the Gulf of Mexico. We have a total of 288 active federal offshore leases, where Shell is the operator, and 116 active federal offshore leases, where Shell has a non-operated interest.
We are the operator of nine production hubs: Mars (Shell interests 33.7% to 100%), Olympus (Shell interests 71.5% to 100%), Auger (Shell interests 27.5% to 100%), Perdido (Shell interests 33.3% to 40%), Ursa (Shell interests 45.4% to 100%), Enchilada/Salsa (Shell interests 37.5% to 75%), Appomattox (Shell interest 79%), Vito (Shell interest 63.1%), and Stones (Shell interest 100%). We also have an interest in the West Delta 143 offshore processing facilities (Shell interest 71.5%).
We continue to produce from the Coulomb field (Shell interest 100%) which ties into the Na Kika platform (Shell interest 50%) co-owned and operated by BP Exploration and Production Inc.
We continued exploration, development and decommissioning activities in the Gulf of Mexico in 2023.
In February 2023, we began production at Vito (Shell interest 63.1%), a Shell-operated production hub located approximately 10 miles (16 kilometres) south of the Shell-operated Mars hub. Vito is expected to produce up to 100,000 boe/d.
In March 2023, we announced our FID for Dover (Shell interest 100%), a planned subsea tieback to the Shell-operated Appomattox (Shell interest 79%) production hub. Dover is expected to start production in late 2024/early 2025 and produce up to 21,000 boe/d.
In December 2023, FID was taken on the Sparta development (Shell interest 51%). This will be a Shell-operated production hub, which straddles four blocks of the Garden Banks area and replicates much of the Vito and Whale topsides design. The Sparta development is expected to reach first oil in 2028 and reach peak production of approximately 90,000 boe/d.
FID was also taken on the Perdido Phase 3 development, a planned subsea tieback campaign delivering three wells in the Great White unit to increase production at the Shell-operated Perdido spar (Shell interests 33.3% to 40%). After completion of this campaign in April 2025, these wells collectively are expected to produce up to 22,000 boe/d at peak production.
In 2023, we continued to build our Gulf of Mexico portfolio through inorganic growth, acquiring an additional 20% working interest in the Kaikias field (Shell interest now 100%). Kaikias is a subsea tieback to the Shell-operated Ursa production hub (Shell interests 45.4% to 100%).
In early 2024, the Whale production hub (Shell interest 60%) arrived at its offshore destination in the Alaminos Canyon area. Whale is expected to start production in late 2024 and reach a peak production of approximately 100,000 boe/d.
In February 2024, we began production at Rydberg (Shell interest 80%), a subsea tie-back to the Shell-operated Appomattox production hub (Shell interest 79%). Rydberg is expected to produce up to 14,000 barrels of oil equivalent per day (boe/d) at peak rates.

51	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value | Upstream continued

Simplified platforms lower costs and emissions in Gulf of Mexico
Our oil and gas business is working to generate more value from our assets with less emissions, while providing the energy the world needs. In the US Gulf of Mexico, we are the leading operator and have one of the lowest greenhouse gas intensities in the world for producing oil, compared with those of other members of the International Association of Oil & Gas Producers.
Our operated deep-water platform Vito (Shell interest 63.1%) started production in 2023. Vito is a third the size of its original design, which will reduce its emissions by around 80% over its operating life. We are using the same design concept for our operated Whale facility (Shell interest 60%), which is expected to start production in 2024.
In December 2023, we took the final investment decision to build the Sparta platform (Shell interest 51%), which will be our 15th deep-water host in the Gulf of Mexico. Its design is based on decades of technical expertise and showcases our simplified approach to designing platforms. The Sparta development will be the first of Shell’s replicable projects to feature all-electric topsides equipment, significantly reducing GHG intensity and emissions. Sparta is expected to start production in 2028.

Photo: The Whale platform in Singapore where it was built.

Rest of North America
Shell also has deep-water licences and one shallow-water licence in Mexico.
South America
Argentina
Shell has interests in the onshore Vaca Muerta Basin in the Neuquén Province. We are the operator of the Cruz de Lorena, Sierras Blancas, Coiron Amargo Sur Oeste (Shell interest 90% each), and Bajada de Añelo (Shell interest 50%) areas. We have non-operated interests in the areas of Rincon La Ceniza and La Escalonada (Shell interest 45% each), both operated by Total Austral S.A., and in the Bandurria Sur area (Shell interest 30%), operated by YPF S.A. We are the administrator in a joint property agreement that regulates the operation of the pipeline (Shell interest 60%) which connects Sierras Blancas and the regional distribution network. Shell has a participating interest in an oil pipeline located in the northern area of the basin which connects to the Pacific Evacuation Route (Shell interest 13.3%), operated by YPF S.A.
In the north-western Argentina basin, we have a non-operated interest in the onshore Acambuco area (Shell interest 22.5%), operated by Pan American Energy.
In addition to the producing interests, we are the operator of two frontier exploration blocks offshore Argentina (Shell interest 60% each) and we have a non-operated interest in an adjacent block (Shell interest 30%), operated by Equinor.
Brazil
Shell's operated assets in Brazil consist of the Bijupirá and Salema fields (Shell interest 80% each), which are being decommissioned; the producing BC-10 field (Shell interest 50%) in the Campos Basin; the Gato do Mato and the adjacent Sul de Gato do Mato areas in the Santos Basin (Shell interest 50%), subject to unitisation and with development options under evaluation. We also hold interests in exploration blocks: 11 in the Santos Basin (Shell interests 70% to 100%), six blocks in the Barreirinhas Basin (Shell interests 50% to 100%), five blocks in the Campos Basin (Shell interests 40% to 100%) and one block in the Potiguar Basin (Shell interest 100%).
Our non-operated portfolio consists of eight producing fields in the offshore Santos Basin: the Sapinhoá field (Shell interest 30%, operated by Petrobras and straddling the BM-S-9 and Entorno de Sapinhoá blocks already unitised); the Lapa field (Shell interest 30% in Block BM-S-9A, operated by TotalEnergies); the Berbigão and Sururu fields (Shell interest 25% in Block BM-S-11A, operated by Petrobras and subject to ongoing unitisation agreement discussions); the Atapu field (Shell interest 16.7% and straddling the BM-S-11A and Atapu PSC area already unitised); the Tupi field (Shell interest 23%, already unitised, in Block BM-S-11 and operated by Petrobras); the Iracema field (Shell interest 25% in Block BM-S-11 and operated by Petrobras); and the Mero field in the Libra PSC area (Shell interest 19.3%, already unitised with an adjoining open area and operated by Petrobras).
In addition to the producing assets, we hold interests in five non-operated exploration blocks: three in the Santos Basin (Shell interests 20% to 40%, operated by Petrobras) and two in the Potiguar Basin (Shell interests 40%, both operated by Petrobras).
In December 2023, the Sepetiba FPSO production started in the Mero field. Mero is expected to receive two more FPSOs and start producing from these by the end of 2025.
Rest of South America
Shell also has interests in Suriname and Uruguay.
Trading and Supply
Shell markets and trades crude oil from most of its Upstream operations.

52	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value
Oil and gas information

Proved developed and undeveloped reserves of Shell subsidiaries and Shell share of joint ventures and associates

	Crude oil and natural gas liquids (million barrels)	Synthetic crude oil (million barrels)	Natural gas (thousand million scf)	Total (million boe)
Shell subsidiaries
Increase/(decrease) in 2023:
Revisions and reclassifications	425	35	2,602	909
Improved recovery	3	—	—	3
Extensions and discoveries	97	—	336	155
Purchases and sales of minerals in place	(117)	11	(97)	(123)
Total before taking production into account	408	46	2,841	944
Production [A]	(508)	(20)	(2,613)	(978)
Total	(100)	26	228	(34)
At January 1, 2023	3,612	731	23,048	8,317
At December 31, 2023	3,512	757	23,276	8,283
Shell share of joint ventures and associates
Increase/(decrease) in 2023:
Revisions and reclassifications	(7)	—	(84)	(21)
Improved recovery	—	—	—	—
Extensions and discoveries	—	—	30	5
Purchases and sales of minerals in place	85	—	1,516	346
Total before taking production into account	78	—	1,462	330
Production [B]	(23)	—	(368)	(87)
Total	55	—	1,094	243
At January 1, 2023	337	—	5,359	1,261
At December 31, 2023	392	—	6,453	1,504
Total	—	—	—	—
Increase/(decrease) before taking production into account	486	46	4,303	1,274
Production	(531)	(20)	(2,981)	(1,065)
Increase/(decrease)	(45)	26	1,322	209
At January 1, 2023	3,949	731	28,407	9,578
At December 31, 2023	3,904	757	29,729	9,787
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31, 2023	—	378	—	378
[A]Includes 41 million boe consumed in operations (natural gas: 233 thousand million scf; synthetic crude oil: 1 million barrels).
[B]Includes 5 million boe consumed in operations (natural gas: 27 thousand million scf).

53	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value | Oil and gas information continued
Proved reserves
Before taking production into account, our proved reserves increased by 1,274 million boe in 2023. This consisted of an increase of 944 million boe from Shell subsidiaries and an increase of 330 million boe from the Shell share of joint ventures and associates. After taking production into account, our proved reserves increased by 209 million boe in 2023 to 9,787 million boe at December 31, 2023.
Shell subsidiaries
Before taking production into account, Shell subsidiaries' proved reserves increased by 944 million boe in 2023. This consisted of an increase of 408 million barrels of crude oil and natural gas liquids, an increase of 490 million boe (2,841 thousand million scf) of natural gas and an increase of 46 million barrels of synthetic crude oil. The 944 million boe increase comprised a net increase of 909 million boe from revisions and reclassifications, an increase of 155 million boe from extensions and discoveries, an increase of 3 million boe from improved recovery and a net decrease of 123 million boe related to purchases and sales of minerals in place.
After taking into account production of 978 million boe (of which 41 million boe were consumed in operations), Shell subsidiaries' proved reserves decreased by 34 million boe in 2023 to 8,283 million boe. In 2023, Shell subsidiaries' proved developed reserves (PD) increased by 100 million boe to 6,321 million boe and proved undeveloped reserves (PUD) decreased by 134 million boe to 1,962 million boe.
Shell share of joint ventures and associates
Before taking production into account, the Shell share of joint ventures and associates' proved reserves increased by 330 million boe in 2023. This consisted of an increase of 78 million barrels of crude oil and natural gas liquids, and an increase of 252 million boe (1,462 thousand million scf) of natural gas. The 330 million boe increase comprises a net increase of 346 million boe from purchase of minerals in place, an increase of 5 million boe from extensions and discoveries, and a net decrease of 21 million boe from revisions and reclassifications.
After taking into account production of 87 million boe (of which 5 million boe were consumed in operations), the Shell share of joint ventures and associates' proved reserves increased by 243 million boe to 1,504 million boe at December 31, 2023.
The Shell share of joint ventures and associates' PD decreased by 100 million boe to 508 million boe, and PUD increased by 343 million boe to 996 million boe.

See "Supplementary information - oil and gas (unaudited)" on pages 291-309 for more information about proved oil and gas reserves of Shell subsidiaries and the Shell share of the proved oil and gas reserves of joint ventures and associates.

Proved undeveloped reserves
In 2023, Shell subsidiaries and the Shell share of joint ventures and associates' PUD increased by 209 million boe to 2,958 million boe. There were decreases of 494 million boe as a result of maturation to PD, mainly 81 million boe in Mabrouk North-East (Oman), 77 million boe in Vito (USA), 74 million boe in Gorgon (Australia) and 262 million boe spread across other fields. These were offset by an increase of 47 million due to de-maturation of PD to PUD, an increase of 146 million boe as a result of revisions, reclassifications and entitlement changes, a net increase of 347 million boe due to purchases and sales of minerals in place, a net increase of 160 million boe due to extensions and discoveries, mainly due to 57 million boe in Sparta (USA), 39 million boe in Groundbirch (Canada), and 64 million boe spread across other fields, and an increase of 3 million boe due to improved recovery.
In addition to the maturation of 494 million boe from PUD to PD, 90 million boe was matured to PD as through PUD as a result of project execution during the year.
PUD held for five years or more (PUD5+) on December 31, 2023, amounted to 212 million boe, an increase of 56 million boe compared with the end of 2022. The increase in PUD5+ during 2023 was driven mainly by changes in Assa North (Nigeria) and Gbaran (Nigeria).
The fields with the largest PUD5+ on December 31, 2023, were Assa North (Nigeria) and Tupi (Brazil). These PUD5+ remain undeveloped because of delays in drilling operations and security incidents (Nigeria) or because of ongoing development involving a large number of deep-water wells (Brazil).
During 2023, we spent $7.2 billion on development activities related to PUD maturation.
Delivery commitments
We sell crude oil and natural gas from our producing operations under a variety of contractual obligations. Most contracts generally commit us to sell quantities based on production from specified properties, although some natural gas sales contracts specify delivery of fixed and determinable quantities, as discussed below.
In the past three years, we met our contractual delivery commitments, with the notable exceptions of Egypt, Trinidad and Tobago, and Malaysia. The delivery commitments for Egypt and Trinidad and Tobago have been renegotiated. In the period 2024-2026, we are contractually committed to deliver to third parties, joint ventures and associates a total of some 5,380 billion scf of natural gas from our subsidiaries, joint ventures and associates. The sales contracts contain a mixture of fixed and variable pricing formulae that are generally referenced to the prevailing market price for crude oil, natural gas or other petroleum products at the time of delivery.
In the period 2024-2026, we expect to meet our delivery commitments for almost all the areas in which they are carried, with an estimated 70% coming from PD, 5% through the delivery of gas that becomes available to us from paying royalties in cash, and 25% from the development of PUD as well as other new projects and purchases.
The key exception is:
￮In Malaysia, a the third-party gas supply line under maintenance was not repaired in 2023. Force majeure has been declared, and no penalties have been incurred, resulting in an expected true shortfall of some 68 billion scf of gas (62% of the promised gas delivery).

54	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value | Oil and gas information continued

Summary of proved oil and gas reserves of Shell subsidiaries and Shell share of joint ventures and associates (at December 31, 2023)

Based on average prices for 2023
	Crude oil and natural gas liquids (million barrels)	Natural gas (thousand million scf)	Synthetic crude oil (million barrels)	Total (million boe) [A]
Proved developed
Europe	124	2,325	—	525
Asia	1,098	9,284	—	2,699
Oceania	53	5,098	—	932
Africa	230	875	—	381
North America
USA	305	268	—	351
Canada	2	706	757	881
South America	841	1,273	—	1,060
Total proved developed	2,653	19,829	757	6,829
Proved undeveloped
Europe	38	305	—	91
Asia	684	5,987	—	1,717
Oceania	26	1,359	—	260
Africa	29	972	—	196
North America	—	—	—	—
USA	134	217	—	172
Canada	3	777	—	137
South America	337	283	—	385
Total proved undeveloped	1,251	9,900	—	2,958
Total proved developed and undeveloped
Europe	162	2,630	—	616
Asia	1,782	15,271	—	4,416
Oceania	79	6,457	—	1,192
Africa	259	1,847	—	577
North America
USA	439	485	—	523
Canada	5	1,483	757	1,018
South America	1,178	1,556	—	1,445
Total	3,904	29,729	757	9,787
Reserves attributable to non-controlling interest in Shell subsidiaries	—	—	378	378
[A]Natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel.
Exploration
Shell continues to explore for and mature hydrocarbons across our Integrated Gas and Upstream businesses. Exploration may result in discoveries of oil and gas that we can develop, helping maintain energy security and contributing to our strategy.
We use our subsurface, project and technical expertise, and actively manage non-technical risks across a diversified portfolio of opportunities and projects. This involves adopting an integrated approach for all stages, from basin choice to development. We use competitive techniques and benchmark our approach internally and externally.
In 2023, hydrocarbons were found in the UK, the Gulf of Mexico, Brazil, Namibia, Brunei, Egypt, Colombia and Oman.
UK
In 2023, Shell farmed into two BP-operated exploration licences in the West of Shetlands area, acquiring a 33.33% non-operated interest. We were also awarded nine licences as part of the 33rd Offshore Licensing Round, two of which are pending government approval (Shell-operated interests 55.5% to 100%). Additionally we relinquished four operated and two non-operated exploration licences across the UK Continental Shelf (Shell interests 40% to 100%).
Brunei
In 2023, the exploration acreage that formed part of Block CA1 was relinquished.
Malaysia
In 2023, Shell signed two exploration PSCs, one for an offshore Sarawak block (Shell interest 45%, operator) and one for a Sabah ultra-deep-water block (Shell interest 40%, non-operated).

55	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value | Oil and gas information continued
Egypt
In 2023, Shell signed an agreement to farm out 40% of its participating interest in the Concession Agreement for Gas and Crude Oil Exploration and Exploitation for the North East El Amriya Offshore Area of the Mediterranean Sea. The transaction is awaiting government approval. Shell will remain the operator with a 60% interest.
Gulf of Mexico
In 2023, Shell sold its operated working interests in six blocks (Shell interest 55.88% in four of them, 75% in two). We acquired 20 blocks in Lease Sale 259 (Shell interest 100%, operator). We relinquished leases for 25 blocks, with 12 of these blocks relinquished ahead of expiration (Shell interests 50% to 100%). We also were apparent high bidder for 65 blocks in the Gulf of Mexico in Lease Sale 261.
Brazil
In 2023, the government ratified one Petrobras-operated Santos Basin block (Shell interest 40%), which was secured in 2022 in the 1st Production Sharing Permanent Offer Bid Round. Shell relinquished five operated blocks (Shell interest 40% to 65%) and one non-operated block (Shell interest 40%) ahead of expiration. We also secured 29 Petrobras-operated Pelotas Basin blocks in the 4th Permanent Offer Concession Bid-Round (Shell interest 30%) and these are pending government ratification.
Trinidad and Tobago
In 2023, Shell relinquished one non-operated licence (Shell interest 35%). We also signed three deep-water PSCs for three exploration blocks in the Columbus Basin (Shell interest 50%). We are an operator in one of them, BP is the operator of the other two.
Other
In Mauritania, in 2023, Shell acquired an exploration and production licence for one offshore block (Shell interest 90%, operator). We sold a 40% participating interest in our operated offshore block PSC and our remaining interest is 50%.
In São Tomé and Príncipe, in 2023, we signed an agreement to farm out our interest in three blocks (45% interest in two of them, 25% interest in the third). The remaining Shell-operated interest will be 40% in each block.
In Bolivia, in 2023, we relinquished one operated exploration licence (Shell interest 100%).
In Colombia, in 2023, we relinquished one non-operated licence (Shell interest 60%).
In Suriname, in 2023, we acquired one block in the Demerara Bid Round (Shell interest 60%, operator). We also relinquished our non-operated interest in one PSC for the shallow-water block.
In Uruguay, in 2023, the government ratified two exploration blocks secured in the 2022 Open Uruguay Round (Shell-operated interest 100%).

For further information, see "Supplementary information - oil and gas (unaudited)" on pages 291-309.

Location of oil and gas exploration and production activities

Location of oil and gas exploration and production activities [A] (at December 31, 2023)

	Exploration	Development and/or Production	Shell operator [B]
Europe
Albania	●	●	●
Cyprus		●
Germany		●
Italy		●
Netherlands	●	●	●
Norway	●	●	●
UK	●	●	●
Asia
Brunei	●	●	●
China	●	●	●
Kazakhstan		●
Malaysia	●	●	●
Oman	●	●	●
Qatar		●	●
Oceania
Australia	●	●	●
Africa
Egypt	●	●	●
Mauritania	●		●
Namibia	●		●
Nigeria	●	●	●
São Tomé and Príncipe	●		●
South Africa	●		●
Tanzania		●	●
Tunisia		●	●
North America
Barbados	●
Canada	●	●	●
Mexico	●		●
USA	●	●	●
South America
Argentina	●	●	●
Bolivia		●
Brazil	●	●	●
Colombia	●	●	●
Suriname	●		●
Trinidad and Tobago	●	●	●
Uruguay	●		●
[A]Includes joint ventures and associates. Where a joint venture or an associate has properties outside its base country, those properties are not shown in this table.
[B]In several countries where "Shell operator" is indicated, Shell is the operator of some but not all exploration and/or production ventures.

56	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value | Oil and gas information continued
Oil and gas production available for sale

Crude oil and natural gas liquids [A]

					Thousand barrels
	2023		2022		2021
	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates
Europe
Italy	8,373	—	9,091	—	9,677	—
UK	23,458	—	23,905	—	25,554	—
Other [B]	2,493	524	3,722	621	5,456	1,205
Total Europe	34,324	524	36,718	621	40,687	1,205
Asia
Brunei	1,271	14,395	3,256	16,282	1,076	17,894
Kazakhstan	38,765	—	29,667	—	35,592	—
Malaysia	12,630	—	16,759	—	17,983	—
Oman	82,849	—	82,006	—	78,745	—
Russia	—	—	10,955	1,963	21,012	7,769
Other [B]	25,240	7,443	24,965	7,498	30,061	7,548
Total Asia	160,755	21,838	167,608	25,743	184,469	33,211
Total Oceania [B]	10,370	—	9,391	—	11,844	—
Africa
Nigeria	37,137	—	27,554	—	35,911	—
Other [B]	1,084	—	1,855	—	5,540	—
Total Africa	38,221	—	29,409	—	41,451	—
North America
USA	112,912	—	121,690	—	164,811	—
Canada	597	—	687	—	2,640	—
Total North America	113,509	—	122,377	—	167,451	—
South America
Argentina	12,152	627	9,023	2,587	4,836	1,566
Brazil	136,825	—	127,862	—	126,566	—
Other [B]	1,425	—	1,583	—	1,620	—
Total South America	150,402	627	138,468	2,587	133,022	1,566
Total	507,581	22,989	503,971	28,951	578,924	35,982
[A]Reflects 100% of production of subsidiaries except in respect of production-sharing contracts (PSCs), where the figures shown represent the entitlement of the subsidiaries concerned under those contracts.
[B]Comprises countries where production was lower than 10,100 thousand barrels or where specific disclosures are prohibited.

Synthetic crude oil

	Thousand barrels
	2023	2022	2021
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America - Canada	19,102	16,949	19,891

57	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value | Oil and gas information continued

Natural gas [A]

	Million standard cubic feet
	2023		2022		2021
	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates
Europe
Netherlands	—	55,351	—	133,210	—	159,107
Norway	150,318	—	174,523	—	178,577	—
UK	70,585	—	69,647	—	49,128	—
Other [B]	38,774	—	45,159	—	47,127	—
Total Europe	259,677	55,351	289,329	133,210	274,832	159,107
Asia
Brunei	13,531	136,684	15,328	138,007	17,989	147,865
China	48,170	—	56,008	—	55,967	—
Kazakhstan	75,521	—	57,932	—	72,176	—
Malaysia	173,638	—	200,249	—	193,871	—
Oman	55,675	—	—	—	—	—
Russia	—	—	2,085	37,897	4,113	125,973
Other [B]	369,125	118,252	378,313	118,435	447,743	118,397
Total Asia	735,660	254,936	709,915	294,339	791,859	392,235
Oceania
Australia	700,248	29,773	693,293	22,577	696,562	19,272
Total Oceania	700,248	29,773	693,293	22,577	696,562	19,272
Africa
Egypt	21,434	—	49,618	—	86,348	—
Nigeria	96,967	—	118,032	—	161,916	—
Other [B]	3,423	—	11,966	—	23,473	—
Total Africa	121,824	—	179,616	—	271,737	—
North America
USA	104,079	—	112,560	—	198,578	—
Canada	137,660	—	122,753	—	116,423	—
Total North America	241,739	—	235,313	—	315,001	—
South America
Bolivia	35,432	—	40,360	—	45,214	—
Brazil	71,162	—	73,975	—	72,107	—
Trinidad and Tobago	199,877	—	186,150	—	121,411	—
Other [B]	14,204	857	12,912	2,227	11,006	393
Total South America	320,675	857	313,397	2,227	249,738	393
Total	2,379,823	340,917	2,420,863	452,353	2,599,729	571,007
[A]Reflects 100% of production of subsidiaries except in respect of PSCs, where the figures shown represent the entitlement of the subsidiaries concerned under those contracts.
[B]Comprises countries where production was lower than 41,795 million scf or where specific disclosures are prohibited.

58	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value | Oil and gas information continued
Average realised price by geographical area

Crude oil and natural gas liquids

						$/barrel
	2023		2022		2021
	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates
Europe	77.19	79.10	94.52	91.26	68.30	64.18
Asia	76.57	82.24	88.69	100.81	63.82	70.09
Oceania	58.31	—	78.37	—	63.56	—
Africa	84.33	—	104.84	—	70.89	—
North America - USA	75.07	—	92.89	—	62.75	—
North America - Canada	46.45	—	62.10	—	46.58	—
South America	71.93	67.98	85.84	71.21	64.28	56.91
Total	75.12	81.75	90.06	97.80	64.28	69.34

Synthetic crude oil

			$/barrel
	2023	2022	2021
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America - Canada	69.26	86.93	60.11

Natural gas

	$/thousand scf
	2023		2022			2021
	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates		Shell subsidiaries	Shell share of joint ventures and associates
Europe	17.47	18.89	27.24	39.11	[A]	10.71	9.86
Asia	2.84	7.60	3.74	10.88		2.54	6.91
Oceania	11.05	6.23	13.21	6.75		7.74	4.04
Africa	3.25	—	7.08	—		3.43	—
North America - USA	3.74	—	8.46	—		4.40	—
North America - Canada	2.25	—	4.08	—		2.70	—
South America	5.10	3.69	8.71	3.90		4.04	1.82
Total	7.40	9.78	10.88	17.59	[A]	5.39	7.60
[A]As revised, following a reassessment.

59	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value | Oil and gas information continued
Average production cost by geographical area

Crude oil, natural gas liquids and natural gas [A]

						$/boe
	2023		2022		2021
	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates
Europe	20.93	25.33	24.83	12.25	21.48	8.59
Asia	6.35	9.64	6.75	8.06	5.66	7.64
Oceania	9.01	21.23	10.32	24.97	9.26	24.68
Africa	11.12	—	13.66	—	11.47	—
North America - USA	9.62	—	11.03	—	10.88	—
North America - Canada	9.70	—	11.15	—	10.64	—
South America	7.36	9.03	6.91	7.74	5.80	5.51
Total	9.08	12.29	10.20	9.59	9.12	8.23
[A]Natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel.

Synthetic crude oil

	$/barrel
	2023	2022	2021
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America - Canada	19.47	23.05	18.87

60	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value

Marketing

Marketing comprises Mobility, Lubricants, and Sectors and Decarbonisation activities. Mobility operates our retail network, including electric vehicle charging services. Lubricants produces, markets and sells lubricants for road transport, and for machinery used in manufacturing, mining, power generation, agriculture and construction. Through Sectors and Decarbonisation we provide services, fuels and other products that help customers reduce emissions in the aviation, marine and agricultural sectors, among others. We are high-grading our electric vehicle charging network to focus on key markets, such as China, Europe and the USA.

Segment earnings ($ billion) 3.0 2022: 2.1
Adjusted Earnings ($ billion) 3.2 2022: 2.8
Cash flow from operating activities ($ billion) 6.1 2022: 2.4
Marketing sales volumes (thousand b/d) 2,554 2022: 2,503

61	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value | Marketing continued

Key metrics

	$ million, except where indicated
	2023	2022	2021
Segment earnings [A] [B]	2,950	2,133	3,535
Identified items	(229)	(622)	68
Adjusted Earnings* [A]	3,180	2,754	3,468
Adjusted EBITDA* [A]	6,037	5,324	6,021
Cash flow from operating activities*	6,088	2,376	5,019
Cash capital expenditure	5,612	4,831	2,273
Marketing sales volumes (thousand b/d)	2,554	2,503	2,433
[A]Segment earnings, Adjusted Earnings, and Adjusted EBITDA are presented on a current cost of supplies basis.
[B]See Note 7 to the "Consolidated Financial Statements".
Business conditions
For the business conditions relevant to Marketing, see "Market overview" on pages 36-38.
Marketing sales
In 2023, Marketing sales volumes were 2% higher than in 2022, mainly as a result of improved demand from aviation.
Earnings 2023-2022
Segment earnings in 2023 were 38% higher than in 2022, reflecting higher Marketing margins (increase of $1,465 million), including higher unit margins in Mobility; higher margins in Lubricants because of lower feedstock costs; and higher volumes in Sectors and Decarbonisation. These increases were partly offset by higher operating expenses (increase of $703 million) and higher depreciation charges (increase of $264 million), mainly due to asset acquisitions.
Segment earnings in 2023 included impairment charges of $457 million and charges of $111 million related to redundancy and restructuring partly offset by gains of $298 million, related to indirect tax credits. These charges and gains are part of identified items and compare with 2022, which included net impairment charges and reversals of $321 million; net losses of $135 million related to the sale of assets; and provisions for onerous contracts of $62 million.
Adjusted Earnings increased by $426 million compared with 2022, as a result of the following:
￮Mobility Adjusted Earnings were $53 million lower, mainly as a result of higher operating expenses and higher depreciation. This was partly offset by better margins.
￮Lubricants Adjusted Earnings were $339 million higher, mainly because of higher margins due to lower feedstock costs.
￮Sectors and Decarbonisation Adjusted Earnings were $141 million higher, mainly because of increased volumes and higher earnings in joint ventures.
Prior year earnings summary
Our earnings summary for the financial year ended December 31, 2022, compared with the financial year ended December 31, 2021, can be found in the Annual Report and Accounts (page 61) and Form 20-F (page 65) for the year ended December 31, 2022, as filed with the Registrar of Companies for England and Wales and the US Securities and Exchange Commission, respectively.
* Non-GAAP measure (see page 329).
Cash flow from operating activities
Cash flow from operating activities was primarily driven by Adjusted EBITDA; working capital inflows of $873 million; and the timing impact of payments, relating to emission certificates and biofuel programmes of $296 million. These inflows were partly offset by tax payments of $744 million and non-cash cost-of-sales (CCS) adjustments of $221 million.
Cash capital expenditure
Cash capital expenditure in 2023 reflected $3.3 billion in low-carbon energy solutions, compared with $1.4 billion in 2022.
Cash capital expenditure in low-carbon energy solutions was 136% higher than in 2022, mainly due to the acquisition of Nature Energy and the expansion of our Mobility electric vehicle charging business.

See "Our journey to net zero" on page 93.

Our cash capital expenditure is expected to be around $3 billion in 2024.
Portfolio and business developments
Significant portfolio and business development:
￮In February 2023, we completed the acquisition of 100% of the shares of Nature Energy Biogas A/S for nearly $2 billion. This supports our ambitions to build an integrated renewable natural gas (RNG) value chain at global scale.

62	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value | Marketing continued

Our largest electric vehicle charging station opens in Shenzhen
We opened our largest electric vehicle (EV) charging station globally in Shenzhen, China, in September 2023. The Shell Recharge Shenzhen Airport EV Station is designed to serve thousands of drivers every day with 258 fast-charging points in one of the country's major economic and technology hubs.
China is one of the most important growth markets for Shell Mobility and will play a key role in Shell's electric vehicle charging strategy which is to continue building the infrastructure needed to meet our customers' future demand for charging. Globally, we are focusing on public charging and we expect to increase our charge points to around 200,000 by 2030.
The Shenzhen charging station -- operated by Shell and BYD Electric Vehicle Investment Company Limited, a joint venture between Shell and Chinese electric vehicle manufacturer BYD -- served more than 3,300 electric vehicles a day during its trial operation.
The rooftop solar panels installed at the Shenzhen station have the capacity to generate about 300,000 kilowatt-hours of renewable electricity per year, and this would be available to charge customers' vehicles. In addition to charging, the station also offers convenience retailing, food and beverages, and a drivers' lounge.
Through joint ventures and wholly owned enterprises, Shell in China operates a retailing network of around 2,000 fuel stations and an electric vehicle charging network of 25,000 public charge points. The utilisation rate of our electric vehicle chargers in all of China was around 25% in 2023, which is two-and-a-half times the industry average.
Shell offers products and services to meet the different energy and mobility needs of drivers. In September 2023, we opened the Panlong Integrated Energy Station in Wuhan. This station offers petrol and diesel, charging and hydrogen refuelling.

Photo: Electric vehicle charging station at Shenzhen airport, China.

Business and property
Mobility
Shell is one of the world's largest mobility retailers by number of sites, with more than 47,000 Shell-branded mobility locations in more than 80 markets at the end of 2023. We operate different models across these markets, from full ownership of sites to brand licensing agreements. As we aim to high-grade our network, we plan to divest around 500 Shell-owned sites (including joint ventures) each year until 2025.
Every day, around 33 million retail customers visit our mobility locations for a range of quality fuels, electric vehicle charging, and convenience and non-fuel products and services. Through Shell Fleet Solutions, our business customers can obtain fuel cards, road services and carbon-offset offers, among other products and services.
We are expanding our convenience and non-fuel retail offer to cater to our customers' needs. At many of our sites, we offer convenience items, including beverages and fresh food, and services such as lubricant changes and car washes. At the end of 2023, Shell operated 13,000 convenience stores worldwide. We have upgraded close to 2,000 stores with our Shell Café premium fresh coffee and food offer since launching in 2021.
Shell Mobility aims to take a leadership position in the energy transition by marketing more and cleaner fuels for our customers, focusing on growing our presence in key markets like China, Europe and the USA. To support this, we acquired Volta Inc. in 2023 and now own and operate one of the largest public electric vehicle charging networks in the USA. At the end of 2023, Shell had around 54,000 public charge points globally at Shell forecourts, on-street locations, mobility hubs and other sites, such as supermarkets.
Shell opened its largest electric vehicle charging station in the world in Shenzhen, China, with 258 public fast-charging points.
As we work to provide more low-carbon alternatives to our customers, we continue to develop traditional fuels for drivers of internal combustion engine vehicles. Aided by our partnership with Scuderia Ferrari, we have concentrated on developing fuels with special formulations designed to clean engines and improve performance. We sold fuels under the Shell V-Power brand in 68 markets in 2023.
Shell Commercial Road Transport (CRT) provides fuels, lubricants and digital services to customers with heavy-duty vehicles in their fleets. In 2023, Shell opened its first public electric vehicle charging facility for trucks in Hamburg, Germany. This consists of four fast-charging stations, and multiple eDepot solutions, which provide charging facilities at customer sites.
We also offer drivers using heavy-duty LNG-fuelled trucks access to operated and partner networks in Europe. In 2023 we opened our first LNG refuelling sites in Austria and Hungary.

63	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value | Marketing continued
In Germany, Shell is building a bioLNG liquefaction plant at Shell's Energy and Chemicals Park Rheinland. This liquefaction plant will supply the German market with bioLNG from 2024 and will help our CRT customers decarbonise their operations. Since 2022, Shell's customers in the Netherlands have been able to receive a bioLNG blend.
Lubricants
Shell Lubricants has been the number one global finished lubricants supplier in terms of market share for 17 consecutive years, according to Kline & Company data for 2022. Shell lubricants are available across more than 160 markets for passenger cars, motorcycles, trucks, coaches, and machinery used in manufacturing, mining, power generation, agriculture and construction.
We also make premium lubricants for conventional vehicles and Shell
E-fluids for electric vehicles using gas-to-liquids (GTL) base oils that are made from natural gas at our Pearl GTL plant in Qatar.

See "Integrated Gas" on page 44.

Our global lubricants supply chain has a network of 32 lubricants blending plants, four base oil plants (one of which we operate), 10 grease plants and six GTL base oil storage hubs.
During 2023, we completed the acquisition from M&I Materials Development Limited of the MIDEL premium product range of ester-based dielectric transformer fluids, which provide a differentiated position in Transformer Oils. These oils are used in power distribution, offshore wind parks, utility companies and traction power systems. We also acquired the MIVOLT brand of dielectric fluids for the direct immersion cooling of battery systems and power electronics. MIVOLT's ester-based immersion cooling fluids support the development of thermally efficient electric vehicle batteries, battery storage systems and data centres.
Sectors and Decarbonisation
Sectors and Decarbonisation sells fuels, speciality products and services, including low-carbon energy solutions, to a broad range of commercial customers, including in the aviation, marine and agricultural sectors.
Shell Aviation provides aviation fuel, lubricants and low-carbon solutions globally. In May 2023, Shell announced a multi-year offtake agreement for sustainable aviation fuel with Montana Renewables, one of the largest sustainable aviation fuel producers in North America. In 2022, Shell launched Avelia, one of the world's first blockchain-powered digital sustainable aviation fuel (SAF) book-and-claim solutions for business travel. Since then, customers – including Google, Bank of America and Yokogawa – have joined the platform. Avelia is designed to help trigger demand for SAF, encouraging investment in production, which could lower the price point for these fuels.
Shell Marine offers customers marine fuels and lubricants, as well as low-carbon solutions, and has a supply network that covers key bunkering locations around the world. Through our marine activities, we primarily provide the shipping and maritime sectors with lubricants, and we provide fuels, chemical products, and related technical and digital services. We supply more than 300 grades of lubricants and seven types of fuel to vessels worldwide, ranging from ocean-going tankers to fishing boats. Shell Marine lubricant products are used in around 10,000 vessels and are available in more than 700 ports across more than 60 countries.
Shell Bitumen supplies customers across 60 markets and provides enough bitumen to resurface 500 kilometres of road lanes every day. It also invests in research and development to create innovative products, such as bitumen that can help reduce the impact of asphalt production and paving on local air quality.
Shell Sulphur Solutions manages the value chain of sulphur from refining to marketing. It provides sulphur for use in applications, such as fertiliser, mining and chemicals. It also licenses Shell Thiogro technologies to create sulphur-enhanced fertilisers.
Shell and the non-operated joint venture Raízen (Shell interest 44%) are, together, one of the world's largest blenders and distributors of biofuels. In 2023, around 9.7 billion litres of biofuels (2022: 9.5 billion litres) went into Shell's sale of fuels worldwide, which includes the Shell share of sales made by Raízen. In addition, in 2023, Raízen produced, on a 100% basis, around 3.12 billion litres of ethanol (2022: 3 billion litres) and around 5.8 million tonnes of sugar from sugar cane (2022: 4.8 million tonnes). The cellulosic ethanol plant at Raízen's Costa Pinto mill in Brazil produced 30 million litres of second-generation ethanol in 2023 (2022: 26 million litres). The majority of the ethanol and cellulosic ethanol produced by Raízen is sold unblended to international customers in markets such as the USA, Europe and Japan.
RNG, also known as biogas or biomethane, is gas derived from processing organic waste in a controlled environment until it is fully interchangeable with conventional natural gas.
In February 2023, Shell completed the acquisition of Nature Energy, one of the largest producers of RNG in Europe. This acquisition supports our ambitions to build an integrated RNG value chain at global scale as we seek to profitably grow our low-carbon offerings across multiple sectors. Shell aims to generate additional value from our trading and supply chain. Together with its partners, Nature Energy owns and operates 13 biogas plants in Denmark and one in the Netherlands.
Shell is constructing two facilities which will convert dairy manure to RNG and which will be located at the Bettencourt Dairies in Wendell, Idaho, USA. Shell Downstream Bovarius is expected to produce around 400,000 MMBtu a year of negative-carbon-intensity RNG. The second facility, Shell Downstream Friesian, is expected to produce around 350,000 MMBtu a year of negative-carbon-intensity RNG using cow manure from the dairy once operational. Both facilities are expected to be operational in 2024.

64	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value | Marketing continued
Marketing data tables

Branded mobility locations [A]

	2023	2022	2021
Europe	8,346	8,260	8,178
Asia [B]	10,824	10,470	10,753
Oceania [B]	1,087	1,083	1,060
Africa	2,917	2,815	2,724
Americas [C]	23,830	23,597	23,305
Total [D]	47,004	46,225	46,020
[A]Includes different models, from full-ownership retail sites, and sites operated by joint ventures, through to trademark licensing agreements, and excludes sites closed for more than six months.
[B]Asia includes Turkey; Oceania includes French Polynesia, Guam, Palau and New Caledonia.
[C]Includes around 8,110 sites operated by the Raízen joint venture.
[D]Includes 10,112 sites operated through trademark licensing agreements.

Marketing sales volumes [A][B][C]

	Thousand b/d
	2023	2022		2021
Europe
Mobility	377	359	[D]	360
Lubricants	16	17		16
Sectors and Decarbonisation	186	175	[D]	121
Total	579	551		497
Asia
Mobility	524	531	[D]	512
Lubricants	39	38		42
Sectors and Decarbonisation	138	113	[D]	107
Total	701	682		661
Africa
Mobility	47	47	[D]	45
Lubricants	3	3		3
Sectors and Decarbonisation	9	8	[D]	7
Total	59	58		55
Americas
Mobility	787	797	[D]	828
Lubricants	24	25		24
Sectors and Decarbonisation	404	390	[D]	368
Total	1,215	1,212		1,220
Total product sales
Mobility	1,735	1,734	[D]	1,745
Lubricants	82	83		85
Sectors and Decarbonisation	737	686	[D]	603
Total	2,554	2,503		2,433
Gasolines	1,183	1,160		1,165
Kerosenes	365	321		232
Gas/Diesel oils	716	731		746
Fuel oil	13	11		7
Other products [E]	277	280		283
Total	2,554	2,503		2,433
[A]Excludes deliveries to other companies under reciprocal sale and purchase arrangements, that are in the nature of exchange contracts.
[B]Includes the Shell share of Raízen's sales volumes and other joint ventures' sales volumes.
[C]Excludes sales volumes from markets where Shell operates under trademark licensing agreements.
[D]Previously reported within the Sectors and Decarbonisation class of business, with effect from July 1, 2023, the Commercial Road Transport business (CRT) is part of Mobility and Customer Operations is part of Lubricants. Comparative information has been revised.
[E]Includes LPG sales volumes of 14 thousand b/d (2022: 14 thousand b/d; 2021: 13 thousand b/d).

65	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value

Chemicals and Products

Chemicals and Products includes refineries which turn crude oil and other feedstocks into a range of products. It also includes chemicals manufacturing plants with their own marketing network. We move products around the world for domestic, industrial and transport use. The business also includes pipelines, trading of oil, oil products and petrochemicals, and the extraction of bitumen from mined oil sands which is converted into synthetic oil. We are expanding our product portfolio to include sustainable chemicals made from bio-based and circular feedstocks. We are also repurposing our refineries into energy and chemicals parks to help us meet customers' low-carbon and sustainability needs.

Segment earnings ($ billion) 1.5 2022: 4.5
Adjusted Earnings ($ billion) 3.7 2022: 4.7
Cash flow from operating activities ($ billion) 7.0 2022: 12.9
Refinery processing intake (thousand b/d) 1,349 2022: 1,402
Refining & Trading sales volumes (thousand b/d) 1,570 2022: 1,700
Chemicals sales volumes (thousand tonnes) 11,245 2022: 12,281

66	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value | Chemicals and Products continued

Key metrics

	$ million, except where indicated
	2023	2022	2021
Segment earnings [A] [B]	1,530	4,515	404
Identified items	(2,160)	(204)	(1,712)
Adjusted Earnings*[A]	3,690	4,719	2,115
Adjusted EBITDA*[A]	7,710	8,561	5,635
Cash flow from operating activities*	6,987	12,906	3,709
Cash capital expenditure	3,192	3,838	5,175
Chemicals manufacturing plant utilisation (%)	68%	79%	85%
Refinery utilisation (%)	85%	86%	80%
Refinery processing intake (thousand b/d)	1,349	1,402	1,639
Refining & Trading sales volumes (thousand b/d)	1,570	1,700	2,026
Chemicals sales volumes (thousands tonnes)	11,245	12,281	14,216
[A]Segment earnings, Adjusted Earnings, and Adjusted EBITDA are presented on a current cost of supplies basis.
[B]See Note 7 to the "Consolidated Financial Statements".
Business conditions
For the business conditions relevant to Chemicals and Products, see "Market overview" on pages 36-38.
Chemicals manufacturing plant utilisation
Utilisation is defined as the actual usage of the plants as a percentage of the rated capacity. Chemicals manufacturing plant utilisation was 11 percentage points lower than in 2022, mainly due to planned and unplanned maintenance.
Refinery utilisation
Utilisation is defined as the actual usage of the plants as a percentage of the rated capacity. Refinery utilisation was in line with 2022.
Chemicals and Products sales
Chemicals sales volumes were 8% lower than in 2022, mainly because of lower demand driven by oversupply and a weak economic outlook.
Refining & Trading sales volumes were 8% lower than in 2022 due to lower Trading sales volumes in the USA and Asia.
Earnings 2023-2022
Segment earnings in 2023 were 66% lower than in 2022, reflecting lower Products margins (decrease of $1,528 million), mainly driven by lower refining margins and partly offset by higher margins from trading and optimisation. The segment earnings also reflected higher depreciation charges (increase of $546 million) due to the start-up of operations at Shell Polymers Monaca in the USA. These losses were partly offset by higher Chemicals margins (increase of $612 million).
Segment earnings in 2023 included the following:
￮net impairment charges and reversals of $2,204 million, mainly related to the Chemicals assets in Singapore;
￮charges of $84 million related to redundancy and restructuring; partly offset by favourable movements of $213 million related to the fair value accounting of commodity derivatives.
* Non-GAAP measure (see page 329).
These charges and gains are part of identified items and compare with 2022, which included:
￮net impairment charges and reversals of $226 million;
￮legal provisions of $149 million;
￮unfavourable movements of $147 million related to the fair value accounting of commodity derivatives;
￮tax charges relating to the EU solidarity contribution of $74 million; partly offset by gains of $223 million, related to the sale of assets; and
￮gains of $104 million, related to the remeasurement of redundancy and restructuring costs.
In 2023, Adjusted Earnings from Chemicals accounted for (44)%, Refining for 66% and Trading and Supply for 78%. The decrease in Adjusted Earnings of $1,029 million was driven by the following:
￮Products Adjusted Earnings were $778 million lower than in 2022, mainly driven by lower refining and oil sands margins and partly offset by higher margins from Trading & Optimisation.
￮Chemicals negative Adjusted Earnings were $251 million more than in 2022, mainly because of higher depreciation and operating expenses, partly offset by higher margins and Income from associates.
Prior year earnings summary
Our earnings summary for the financial year ended December 31, 2022, compared with the financial year ended December 31, 2021, can be found in the Annual Report and Accounts (page 66) and Form 20-F (page 70) for the year ended December 31, 2022, as filed with the Registrar of Companies for England and Wales and the US Securities and Exchange Commission, respectively.
Cash flow from operating activities
Cash flow from operating activities was primarily driven by Adjusted EBITDA, working capital inflows of $609 million, cash inflows relating to commodity derivatives of $529 million, and dividends (net of profits) from joint ventures and associates of $300 million. These inflows were partly offset by the timing impact of payments relating to emission certificates and biofuel programmes of $1,224 million, non-cash cost-of-sales (CCS) adjustments of $627 million, and tax payments of $484 million.

67	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value | Chemicals and Products continued
Cash capital expenditure
Cash capital expenditure decreased by $0.6 billion in 2023 mainly because of the completion of construction of our cracker facilities in Pennsylvania, USA, in 2022. Our cash capital expenditure is expected to be in the range of $3-4 billion in 2024.
Portfolio and business developments
Significant portfolio and business developments:
￮In November 2022, we commenced operations of our Pennsylvania Chemical project, Shell Polymers Monaca (SPM). The facility was not fully functional during 2023 due to operational and start-up challenges.
￮In June 2023, Shell announced its intention to conduct a strategic review of energy and chemicals assets on Bukom and Jurong Island in Singapore.
￮In January 2024, we announced the final investment decision to convert the hydrocracker of the Wesseling site at the Energy and Chemicals Park Rheinland in Germany into a production unit for Group III base oils.
Business and property
Chemicals
Our plants produce a range of base chemicals, including ethylene, propylene and aromatics, and intermediate chemicals, such as styrene monomer, propylene oxide, solvents, detergent alcohols, ethylene oxide and ethylene glycol. We have the capacity to produce around 8.1 million tonnes of ethylene a year (including the Shell share of capacity entitlement (offtake rights) of joint ventures and associates, which may be different from nominal equity interest). Our Pennsylvania Chemical project, SPM, which commenced operations in November 2022, was not fully functional during 2023 due to operational and start-up challenges. The facility ramped up to full operation during the first quarter of 2024. We are expanding our product portfolio to include sustainable chemicals made from bio-based and circular feedstocks, and more intermediates and performance chemicals, such as polyethylene and polycarbonate. We operate chemical plants worldwide and have a balance of locations, feedstocks and products.
In addition to our stand-alone, chemicals-only production sites, we are repurposing our refineries into energy and chemicals parks. This is under way at Norco in the USA, Scotford in Canada, Rotterdam in the Netherlands and Rheinland in Germany. We continue to explore options for the former Convent Refinery in Louisiana, USA, which has been shut down. The energy and chemicals parks are expected to focus more on meeting customers' low-carbon and sustainability needs.
In 2023, we supplied more than 11 million tonnes of petrochemicals to more than 1,000 industrial customers. Products made from chemicals are used in everyday life, including in medical equipment, construction, transport, electronics, agriculture and sports.
Products – Refining & Trading
Refining
We have interests in eight refineries worldwide, with a capacity to process a total of 1.6 million barrels of crude oil a day. The distribution of our refining capacity is 60% in Europe, 26% in the Americas and 14% in Asia.
We continue to evaluate ways to high-grade our refining portfolio to meet our strategic aims and to capitalise on the strong integration between our customers, trading operations and chemical plants. We are repurposing our refining sites into energy and chemicals parks. This will mean developing new facilities or converting existing units to support low-carbon products, while dismantling existing units that do not deliver sustainable long-term value. We initiated a strategic review of our Bukom and Jurong Island assets in Singapore.
We announced the final investment decision to convert the hydrocracker of the Wesseling site at the Energy and Chemicals Park Rheinland in Germany into a production unit for Group III base oils. These mineral base oils have a very high viscosity index and are produced with hydrocracking technology. The market for high-quality engine and transmission oils, as well as e-fluids and cooling fluids, some of which are made from these oils, is expected to grow. Crude oil processing will end at the Wesseling site by 2025 but continue at the Godorf site.
Trading and Supply
Through our main trading offices in London, Houston, Singapore and Rotterdam, we trade crude oil, low-carbon fuels, refined products, chemical feedstocks and environmental products. Trading and Supply trades in physical and financial contracts, lease storage and transportation capacities, and manages global shipping and wholesale commercial fuel activities.
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
Shell Wholesale Commercial Fuels provides fuels for transport, industry and heating. These range from reliable main-grade fuels to premium products.
Pipelines
We own and operate eight tank farms across the USA through Shell Pipeline Company LP (Shell interest 100%). It transports around 1.5 billion barrels of crude oil, refined products and chemicals a year through around 6,000 kilometres of pipelines in the Gulf of Mexico and nine US states. Our non-operated ownership interests provide another 13,000 kilometres of pipeline.
We carry more than 40 types of crude oil and more than 20 grades of fuel and chemicals, including gasoline, diesel, aviation fuel, chemicals and ethylene.
We own, operate, develop and acquire pipelines and other midstream and logistics assets. Our assets include interests in entities that own crude oil and refined products pipelines and terminals that serve as key infrastructure to:
￮transport onshore and offshore crude oil production to US Gulf Coast and Midwest refining markets; and
￮deliver refined products from those markets to major demand centres.
Our assets also include interests in entities that own natural gas and refinery gas pipelines that transport offshore natural gas to market hubs and deliver refinery gas from refineries and plants to chemical sites along the US Gulf Coast.

68	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value | Chemicals and Products continued
Oil Sands
Synthetic crude oil is produced by mining bitumen-saturated sands, extracting the bitumen and transporting it to a processing facility where hydrogen is added to make a wide range of feedstocks for refineries. The Athabasca Oil Sands Project (AOSP) in Alberta, Canada, includes the Albian Sands mining and extraction operations, the Scotford upgrader and the Quest CCS project.
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

Refining & Trading sales volumes [A][B]

	Thousand b/d
	2023	2022	2021
Europe	809	830	426
Asia	324	377	870
Africa	27	39	47
Americas	410	454	683
Total	1,570	1,700	2,026
Gasolines	293	410	551
Kerosenes	124	117	123
Gas/Diesel oils	642	616	735
Fuel oil	232	270	337
Other products [C]	279	287	280
Total	1,570	1,700	2,026
[A]Excludes deliveries to other companies under reciprocal sale and purchase arrangements, that are in the nature of exchanges. Sales of condensate are included.
[B]Certain contracts are held for trading purposes and reported net rather than gross. The effect in 2023 was a reduction in refining and trading sales of around 1,202 thousand b/d (2022: 1,197 thousand b/d; 2021: 1,127 thousand b/d).
[C]Includes LPG sales volumes of 70 thousand b/d (2022: 67 thousand b/d; 2021: 81 thousand b/d).

Cost of crude oil processed or consumed [A]

	$/barrel
	2023	2022	2021
Total	71.13	84.39	60.51
[A]Includes Upstream and Integrated Gas margins on crude oil supplied by Shell subsidiaries, joint ventures and associates.

Crude distillation capacity [A]

	Thousand b/stream day [B]
	2023	2022	2021
Europe	975	990	1,023
Asia	237	237	307
Africa	—	23	90
Americas	435	449	729
Total	1,646	1,698	2,149
[A]Average operating capacity for the year, excluding mothballed capacity.
[B]Stream day capacity is the maximum capacity with no allowance for downtime.

Crude oil processed [A]

	Thousand b/d
	2023	2022	2021
Europe	732	715	761
Asia	168	184	223
Africa	—	16	57
Americas	322	353	455
Total	1,222	1,268	1,496
[A]Includes natural gas liquids, share of joint ventures and associates and processing for others.

Refinery processing intake [A]

	Thousand b/d
	2023	2022	2021
Crude oil	1,222	1,267	1,496
Feedstocks	127	135	143
Total	1,349	1,402	1,639
Europe	764	763	806
Asia	171	184	225
Africa	—	16	57
Americas	414	439	551
Total	1,349	1,402	1,639
[A]Includes crude oil, natural gas liquids and feedstocks processed in crude distillation units and in secondary conversion units.

Refinery processing outturn [A]

	Thousand b/d
	2023	2022	2021
Gasolines	489	477	624
Kerosenes	168	166	141
Gas/Diesel oils	516	512	611
Fuel oil	88	90	108
Other	149	193	258
Total	1,410	1,438	1,742
[A]Excludes own use and products acquired for blending purposes.

69	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value | Chemicals and Products continued
Manufacturing plants at December 31, 2023

Refineries

	Thousand barrels/stream day, 100% capacity [B]
	Location	Asset class	Shell interest (%) [A]	Crude distillation capacity	Thermal cracking/ visbreaking/ coking	Catalytic cracking	Hydro- cracking
Europe
Germany	Miro [C]		32	313	40	96	—
	Rheinland	■ ●	100	339	32	—	87
	Schwedt [C] [E]		38	234	46	57	—
Netherlands	Pernis	■ ●	100	447	—	53	104
Asia
Singapore	Pulau Bukom	■ ●	100	237	—	—	61
Africa
South Africa	Durban [C] [D]		36	180	25	37	—
Americas
Argentina	Buenos Aires [F]	● ☐	44	112	14	22	—
Canada
Alberta	Scotford	■	100	100	—	—	83
Ontario	Sarnia	☐	100	85	5	21	10
USA
Louisiana	Norco	■	100	250	29	119	44
[A]Shell interest is rounded to the nearest whole percentage point; Shell share of production capacity may differ.
[B]Stream day capacity is the maximum capacity with no allowance for downtime.
[C]Not operated by Shell.
[D]Refinery operations were paused from Q2 2022.
[E]Refinery has been classified as Held for Sale.
[F]Owned through Raízen joint venture.

■ Integrated refinery and chemical complex
● Refinery complex with cogeneration capacity
☐ Refinery complex with chemical unit(s)
Chemicals data tables
The tables below reflect Shell subsidiaries and instances where Shell owns the crude oil or feedstocks processed by a refinery. Other joint ventures and associates are only included where explicitly stated.

Ethylene capacity [A]

	Thousand tonnes/year
	2023	2022	2021
Europe	1,710	1,710	1,726
Asia	2,542	2,542	2,542
Americas [B]	3,821	3,821	2,321
Total	8,073	8,073	6,589
[A]Includes the Shell share of capacity entitlement (offtake rights) of joint ventures and associates, which may be different from nominal equity interest. Nominal capacity is quoted at December 31, 2023.
[B]Includes data pertaining to Shell Polymers Monaca which commenced operations in November 2022. The facility was not fully functional during 2023 due to operational and start-up challenges. The facility ramped up to full operation in the first quarter of 2024.

70	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value | Chemicals and Products continued

Wind and hydrogen for decarbonisation in Rotterdam

We are aiming for more value with less emissions by working to integrate our assets and projects. Take our investment in Holland Hydrogen 1 (HH1), for example. HH1 will be one of Europe's largest renewable hydrogen facilities when it is operational in the middle of the decade.
Construction of the 200 MW electrolyser facility HH1 began at the end of 2022. HH1 is designed to produce up to 80,000 kilograms of renewable hydrogen per day and will be powered by the Hollandse Kust Noord wind farm, operated by the CrossWind joint venture (Shell interest 79.9%) with Eneco. HH1 will supply hydrogen to the Shell Energy and Chemicals Park Rotterdam, which will use it to partially decarbonise its production of petrol, diesel and jet fuel.

In June 2023, Hollandse Kust Noord, which lies 18.5 kilometres off the west coast of the Netherlands, produced its first electricity. Hollandse Kust Noord has been operational since December 2023 with an installed capacity of 759 MW, generating at least 3.3 TWh per year. CrossWind is exploring the use of innovative technologies, including artificial intelligence (AI), to help ensure a continuous supply of electricity, even when there is no wind.
HH1 is energy transition being put into action where we are leveraging our expertise across the value chain to produce renewable hydrogen which will be used to decarbonise our own energy products and, when the hydrogen market develops, potentially supply other customers.

Photo: Final installation of the Hollandse Kust Noord wind park, located 18.5 kilometres off the coast of Egmond aan Zee. The wind farm was built by CrossWind, a joint venture between Shell and Eneco.

Chemicals sales volumes [A]

	Thousand tonnes/year
	2023	2022	2021
Europe
Base chemicals	1,741	2,809	3,883
Intermediates and other chemicals products	1,848	1,955	2,076
Total	3,589	4,764	5,959
Asia
Base chemicals	1,190	825	1,354
Intermediates and other chemicals products	1,917	2,147	2,656
Total	3,107	2,972	4,010
Americas
Base chemicals	1,508	2,125	1,984
Intermediates and other chemicals products	3,041	2,420	2,263
Total	4,549	4,545	4,247
Total product sales
Base chemicals	4,439	5,759	7,221
Intermediates and other chemicals products	6,806	6,522	6,995
Total	11,245	12,281	14,216
[A]Excludes feedstock trading and by-products.

71	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value | Chemicals and Products continued

Major chemical plants [A]

		Thousand tonnes/year, Shell share capacity [B]
	Location	Ethylene	Polyethylene	Styrene monomer	Ethylene glycol	Higher olefins [C]	Additional products
Europe
Germany	Rheinland	324	—	—	—	—	A
Netherlands	Moerdijk	971	—	815	153	—	A, I
UK	Mossmorran [D]	415	—	—	—	—	O
Asia
China	Nanhai [D]	1,100	605	645	415	—	A, I
Singapore	Jurong Island [E]	281	40	1,069	924	—	A, I, P, O
	Pulau Bukom	1,161	—	—	—	—	A
Americas
Canada	Scotford	—	—	475	462	—	A, I
USA	Monaca [F]	1,500	1,600	—	—	—
	Deer Park	889	—	—	—	—	A, I
	Geismar	—	—	—	400	1,390	I
	Norco	1,432	—	—	—	—	A
Total		8,073	2,245	3,004	2,354	1,390
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
[F]Shell Polymers Monaca commenced its operations in November 2022. The facility was not fully functional during 2023 due to operational and start-up challenges. The facility ramped up to full operation in the first quarter of 2024.
A    Aromatics, lower olefins
I    Intermediates
P    Polypropylene
O    Other

Other chemical locations [A]

	Location	Products
Europe
Germany	Karlsruhe	A
	Schwedt	A
Netherlands	Rotterdam	A, I, O
Americas
Argentina	Buenos Aires	I
Canada	Sarnia	A, I
[A]Other chemical locations reflect locations with smaller chemical units, typically serving more local markets.
A    Aromatics, lower olefins
I    Intermediates
O    Other

72	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value

Renewables and Energy Solutions

Renewables and Energy Solutions (R&ES) includes renewable power generation, the marketing and trading and optimisation of power and pipeline gas, as well as carbon credits and digitally enabled customer solutions. R&ES also includes hydrogen production and marketing, development of commercial carbon capture and storage (CCS) hubs, investment in nature-based projects that avoid or reduce carbon emissions (NBS), and Shell Ventures, which invests in companies working to accelerate the energy and mobility transformation. We are building a business to profitably deliver clean energy for our customers, using a strong portfolio of energy solutions to help them decarbonise.

Segment earnings ($ billion) 3.0 2022: (1.1)
Adjusted Earnings ($ billion) 0.7 2022: 1.7
Cash flow from operating activities ($ billion) 3.0 2022: (6.4)
External power sales (terawatt hours) 279 2022: 243
Sales of pipeline gas to end-use customers (terawatt hours) 738 2022: 843

73	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value | Renewables and Energy Solutions continued

Key metrics

	$ million, except where indicated
	2023	2022	2021
Segment earnings [A] [B]	3,038	(1,059)	(1,514)
Identified items	2,333	(2,805)	(1,272)
Adjusted Earnings*[A]	705	1,745	(243)
Adjusted EBITDA*[A]	1,413	2,459	(21)
Cash flow from operating activities*	2,984	(6,394)	451
Cash capital expenditure	2,681	3,469	2,359
External power sales (terawatt hours) [C]	279	243	247
Sales of pipeline gas to end-use customers (terawatt hours) [D]	738	843	899
[A]Segment earnings, Adjusted Earnings and Adjusted EBITDA are presented on a current cost of supplies basis.
[B]See Note 7 to the "Consolidated Financial Statements".
[C]Physical power sales to third parties; excluding financial trades and physical trade with brokers, investors, financial institutions, trading platforms, and wholesale traders.
[D]Physical natural gas sales to third parties; excluding financial trades and physical trade with brokers, investors, financial institutions, trading platforms, and wholesale traders. Excluding sales of natural gas by other segments and LNG sales.
Business conditions
For the business conditions relevant to Renewables and Energy Solutions, see "Market overview" on pages 36-38.
External power sales
In 2023, our external power sales increased compared with 2022 as a result of organic customer growth across the portfolio and portfolio additions.
Sales of pipeline gas to end-use customers
In 2023, the decrease in our sales of pipeline gas to end-use customers was mainly driven by commercial decisions to reduce our supply to certain counterparties.
Earnings 2023-2022 [A]
Segment earnings reflected lower margins (decrease of $684 million), mainly from trading and optimisation. This was because of lower gas and power price volatility in 2023, unfavourable tax movements (decrease of $218 million) and higher operating expenses, resulting from business growth (increase of $186 million).
Segment earnings also included favourable movements of $2,756 million, due to the fair value accounting of commodity derivatives, partly offset by net impairment charges and reversals of $669 million. These favourable movements and charges are part of identified items and compare with 2022 which included unfavourable movements of $2,443 million due to the fair value accounting of commodity derivatives, and impairment charges of $361 million.
In 2023, Adjusted Earnings from Energy Marketing and Trading and Optimisation accounted for 216% of Renewables and Energy Solutions Adjusted Earnings. This was partially offset by Renewable Power Generation, Hydrogen, CCS, NBS and Shell Ventures that accounted for a negative 116%.
Prior year earnings summary [A]
Our earnings summary for the financial year ended December 31, 2022, compared with the financial year ended December 31, 2021, can be found in the Annual Report and Accounts (page 74) and Form 20-F (page 78) for the year ended December 31, 2022, as filed with the Registrar of Companies for England and Wales and the US Securities and Exchange Commission, respectively.
[A]All earnings amounts are shown post-tax, unless stated otherwise. 2022-2021 reported pre-tax segment figures.
* Non-GAAP measure (see page 329).
Cash flow from operating activities
Cash flow from operating activities was primarily driven by working capital inflows of $3,723 million and Adjusted EBITDA. This was partly offset by net cash outflows, related to derivatives of $1,988 million and tax payments of $762 million.
Cash capital expenditure
Within cash capital expenditure, $2.3 billion was in low-carbon energy solutions. This includes Renewable Power Generation, Environmental Solutions, Hydrogen and CCS. In 2022, cash capital expenditure included $2.9 billion in low-carbon energy solutions. Higher cash capital expenditure in 2022 was mainly a result of the acquisition of the renewable energy platform Sprng Energy group.

See "Our journey to net zero" on page 93.

Our cash capital expenditure is expected to be in the range
of $4-5 billion in 2024.
Portfolio and business development
Key portfolio and business developments:
￮In March 2023, we entered into a joint venture with Eku Energy (Shell interest 45%) to deliver a utility-scale battery energy storage system in Australia.
￮In June 2023, Hollandse Kust Noord, our offshore wind park in the Netherlands (Shell interest 79.9%), delivered its first megawatt hours of electricity.
￮In November 2023, we sold our home energy businesses in the UK and Germany to Octopus Energy Group.
Business and property
We are building a business to profitably deliver clean energy for our customers.
Energy Marketing
We provide electricity and smart energy solutions to residential, commercial and industrial customers. We do this through direct electricity sales, storage solutions and energy optimisation services. Our largest markets for commercial and industrial customers are Australia and the USA. In Australia, we are one of the largest commercial and industrial retailers of electricity in the market.
We entered into a joint venture with Eku Energy to deliver a utility-scale battery energy storage system in Australia. With this system, Shell will have access to 100% of the battery system's offtake over a 20-year period. Completion of the project is expected in late 2024.

74	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value | Renewables and Energy Solutions continued
In November 2023, we divested our retail businesses in the UK and Germany to Octopus Energy, and we are winding down the business in the Netherlands. We continue to sell natural gas and power to retail customers in the USA and Australia.
Trading and Optimisation
We trade and optimise power and pipeline gas, and carbon credits from our own assets and from third parties. We work in partnership with Shell businesses across the regions to offer energy solutions that can help our customers decarbonise. We have a gas and power trading presence in key markets, including North America and Europe.
Renewable Power Generation
We enable renewable power generation by owning and operating wind farms and solar plants, and participating in joint ventures. We target selective growth in markets where there is integration potential.
In the USA, Shell's Brazos Wind Farm achieved its first power following the dismantling and refurbishing of existing wind turbines and the commissioning of new ones. In December 2023, we strategically sold 60% of our interest in Brazos to InfraRed Capital Partners to release capital for investment in other renewables projects. Shell will retain 100% of the power offtake.
In June 2023, the Hollandse Kust Noord offshore wind development within the CrossWind joint venture (Shell interest 79.9%) reached a significant milestone by producing its first megawatts of renewable electricity. The electricity from this wind farm is planned to supply the 200 MW electrolyser Holland Hydrogen 1 (Shell interest 100%) in the Netherlands as it comes on line.
At the end of 2023, our share of renewable power generation capacity was 2.5 GW in operation and 4.1 GW in development. Our renewable power capacities are listed below:

Renewable power generation capacity in operation and in development as of December 31, 2023 - by region

	In operation [A]		In development [B]
Location	100% capacity (MW)	Shell interest (MW)	100% capacity (MW)	Shell interest (MW)
Asia	2,285	1,936	1,636	1,354
Europe	1,128	537	1,722	1,263
Americas	103	51	2,182	1,318
Australia	—	0	120	120
Total	3,516	2,525	5,660	4,055

Renewable power generation capacity in operation and in development as of December 31, 2023

	2023	2022	2021
Renewable power generation capacity (Shell interest - gigawatts):
In operation [A]	2.5	2.2	0.7
In development [B]	4.1	4.2	2.3
[A]Renewable generation capacity post commercial operation date.
[B]Renewable generation capacity under construction and/or committed for sale under long-term offtake agreements (PPA).
Hydrogen
Hydrogen can help to decarbonise hard-to-abate sectors, such as heavy industry and heavy-duty transport, as well as decarbonise our own assets. We are part of joint ventures and alliances that have built electrolysers and hydrogen filling stations. We have also participated in feasibility studies that aim to show the viability of a global import and export market for hydrogen. We aim to develop opportunities where we see adjacencies with our integrated business and pathways to attractive returns.
Since 2021, we have operated an electrolyser (Shell interest 100%) in Germany, which produces hydrogen using electricity from renewable sources. In July 2022, we announced the final investment decision to build Holland Hydrogen 1 to produce renewable hydrogen.
Carbon capture and storage
CCS is a combination of technologies that capture and store CO2 deep underground, preventing its release into the atmosphere. R&ES offers CCS services to our customers. We report existing CCS operations that help decarbonise our own assets in the segment where the relevant asset sits.
We have a 33.3% interest in the Northern Lights Joint Venture, where the other partners are Equinor and TotalEnergies (equal partners). The project is in Norway and is under construction. Phase One is expected to be ready for start-up in 2025. In 2023, the Northern Lights CCS joint venture signed agreements with both Yara International and Ørsted for the transport and permanent storage of CO2, marking an important step in helping to create a commercial market for CCS in Europe.
Nature and Environmental Solutions
Nature and Environmental Solutions include our NBS business and the Environmental Products Trading Business (EPTB). NBS invests in projects that conserve, enhance and restore ecosystems – such as forests, grasslands and wetlands – to prevent GHG emissions or reduce atmospheric CO2 levels.
Through EPTB we develop, source offtake, trade and supply environmental products across compliance and voluntary markets. This includes working with our other businesses such as Integrated Gas or Marketing to provide integrated energy solutions to customers.
Shell Ventures
Shell Ventures are corporate venture funds where we act as an investor and a partner to start-ups and businesses to accelerate the energy and mobility transformation. We invest in companies that work on solutions to lower emissions, electrify energy systems, gain data-based insights and provide innovative consumer solutions.
Investments
Within R&ES, we maintain an integrated business model, with trading and optimisation, to help us manage our value delivery. Our investments are subject to financial modelling and stress-testing, due diligence and risk assessments to ensure that our capital is allocated to the most attractive low-carbon projects and opportunities. We monitor and evaluate the performance of our acquisitions against our expectations. Some acquired companies in new business sectors are not yet in full compliance with our Binding Corporate Rules. Following assessments of each new acquisition, specific actions are put in place to achieve compliance with our Binding Corporate Rules.

75	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value | Renewables and Energy Solutions continued

Brazos windfarm upgrade and first power

Shell's upgraded Brazos Wind Farm produced its first power in 2023. This was achieved after we decommissioned and restored a legacy wind farm at the end of its useful life and "repowered" it by building newer, more efficient turbines on the same acreage of land.
Brazos is expected to generate 182 megawatts, which will be put into the Texas electricity grid. From there, it is used for both residential and commercial needs. The energy that Brazos generates is enough to power more than 50,000 households. We are recycling the decommissioned turbine blades to be used as a component in concrete.
In December, we sold 60% of our interest in Brazos to InfraRed Capital Partners, releasing capital for investment in other renewables projects. Shell will retain 100% of the power offtake. The Brazos wind farm in Texas, USA is an example of an investment which is bringing more green electricity to the grid today. It is also a demonstration of capital discipline in our power investments where during development or upon achieving operations, we may choose to sell a share of the project to a third party to release capital to be used in the next renewable generation project. This allows us to make further investments in the energy transition, as we transform to a net-zero emissions energy business by 2050.
Harnessing wind power is a vital part of the energy transition and there has been unprecedented global growth over the past 12 months. At COP28, countries agreed to triple capacity by 2030.

Photo: Brazos wind farm is located in Fluvanna, Texas, 112 kilometres (70 miles) south-east of Lubbock, on the Caprock of the Llano Estacado.

76	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value

Corporate

Corporate covers the non-operating activities supporting Shell. It comprises Shell's holdings and treasury organisation, self-insurance activities, headquarters and central functions.

Segment earnings ($ billion) (2.8) 2022: (2.5)
Adjusted Earnings ($ billion) (2.7) 2022: (2.4)
Cash flow from operating activities ($ billion) (0.8) 2022: 2.2

77	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value | Corporate continued

Key metrics

	$ million
	2023	2022	2021
Segment earnings [A] [B]	(2,811)	(2,461)	(2,606)
Identified items	(69)	(90)	81
Adjusted Earnings*[A]	(2,742)	(2,371)	(2,686)
Adjusted EBITDA*[A]	(987)	(725)	(554)
Cash flow from operating activities*	(832)	2,192	1,154
[A]Segment earnings, Adjusted Earnings, and Adjusted EBITDA are presented on a current cost of supplies basis.
[B]See Note 7 to the "Consolidated Financial Statements".
Overview
All finance expense, income and related taxes are included in Corporate segment earnings rather than the business segment earnings.
The holdings and treasury organisation manages many of the Corporate entities. It is the point of contact between Shell and external capital markets, conducting a range of transactions, such as raising debt instruments and conducting foreign exchange transactions. Treasury centres in London and Singapore support these activities.
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
Earnings 2023-2022
An increase in the negative segment earnings was mainly driven by unfavourable movements in currency exchange rate effects and tax credits.
Prior year earnings summary
Our earnings summary for the financial year ended December 31, 2022, compared with the financial year ended December 31, 2021, can be found in the Annual Report and Accounts (page 77) and Form 20-F (page 81) for the year ended December 31, 2022, as filed with the Registrar of Companies for England and Wales and the US Securities and Exchange Commission, respectively.
Cash flow from operating activities
Cash flow from operating activities decreased primarily due to unfavourable working capital movements.
Self-insurance
We mainly self-insure our hazard risk exposures. We continually assess the safety performance of our operations and make risk mitigation recommendations, where relevant, to keep the risk of an accident as low as possible. Our insurance companies are adequately capitalised and they may transfer risks to third-party insurers where economical, effective and relevant.

See "Risk factors" on page 23.

* Non-GAAP measure (see page 329).

78	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Generating shareholder value
Other central activities
Information technology and cyber security
Digitalisation is a key success factor in delivering Shell's Powering Progress strategy. Shell is transforming its IT systems to support its evolving portfolio of businesses. We invest in new technologies, such as artificial intelligence and machine learning, to enhance our IT capabilities and bring value to the business.
The growing dependence on IT and data brings risks. A breach of IT systems or loss of data could cause significant harm to Shell in the form of loss of productivity, loss of intellectual property, regulatory fines or reputational damage. Sanctions, including regulatory fines, might be imposed on Shell if authorities find Shell in breach of cyber security or data protection regulations. Cyber security is key to managing those risks, especially in today's increasingly regulated environment where cyber threats are growing.
Shell operates a multi-level defence strategy, underpinned by the Shell Performance Framework. Our advanced cyber defence capabilities help us prevent, detect, respond to and evolve as cyber security and data privacy risks become more complex. We continuously assess and, where relevant, improve these capabilities to reduce the likelihood of successful cyber attacks.
Our global integrated Information Risk Management (IRM) and cyber defence teams are staffed with cyber security professionals that monitor, assure and defend our global IT landscape. The combined Global Functions Chief Information Officer and Chief Information Security Officer (CISO) roles were split as of November 1, 2023. This resulted in a dedicated CISO role within Shell's Information & Digital Technology (IDT) leadership.
Cyber security risk management
Our cyber security capabilities are embedded in our IT systems and our IT is protected by various detective and protective technologies. A structured approach to identify, assess and mitigate IT and cyber security risks is built into our support processes and aligns with industry best practices. We continuously track cyber attacks, threat intelligence and vulnerabilities in our IT landscape and have an established incident management and escalation process in place. The security of IT services, where operated by external IT companies, is managed through contractual clauses and additionally through formal supplier assurance reports for critical IT services. Shell engages an external party to perform periodic benchmarking of Shell's approach to cyber security risk management in comparison to industry and peers. We develop our cyber security capabilities, based on external dynamics, benchmarking outcomes and assurance results and take a risk-based approach in our investment decisions related to cyber security risk strategy. Shell's first line of defence is formed by a workforce that is trained to be cyber security aware. In 2023, our annual safety day included cyber security awareness raising. Robust governance processes are embedded across Shell to increase cyber awareness, monitor key cyber risks, and provide risk assurance. Our IRM practices and cyber security risks and strategy are regularly discussed by and among our CISO, Shell's Information and Digital Technology leadership, the Executive Committee, the Audit and Risk Committee and the Board of Directors. These discussions involve consideration of changes in the external environment, how Shell is responding to cyber security risks and implementation of further remedial actions as appropriate. In 2023, these discussions were supplemented by dedicated deep dives into areas such as the emerging risks and opportunities associated with generative artificial intelligence. Shell employees and contract staff are required to complete mandatory training courses and participate in regular awareness campaigns aimed at protecting us against cyber threats. Shell has reported incidents in 2023 to regulatory authorities in several jurisdictions.
None of these had a material impact on Shell, including its business strategy, results of operations, or financial condition.
The IRM and cyber defence leadership teams involved in monitoring and managing our cyber security threat risk and assurance process have an average of around 25 years of experience. This group is led by our CISO, who has more than 20 years of experience in the information technology and information security field, including serving as the chief information officer for various large public companies. Our CISO holds qualified technical expert certifications, has completed the London School of Economics Executive Development programme and holds an undergraduate degree in management information systems, risk management and corporate finance. Our CISO is active in various cyber security industry trade groups, having previously held leadership positions in the Oil & Gas Cyber Security Network and the Chief Information Officers Strategy Exchange.
Projects & Technology
Projects & Technology and the relevant business lines work together to determine the content, scope and budget for developing new technology that supports our activities. The new technology is developed, using a robust maturation process, to systematically de-risk technical and commercial risks. This is done while we seek to align our portfolio with Shell's strategic ambitions and deployment commitments.
A significant proportion of Shell's technology contributes to our emissions reduction targets. We collaborate with leading academic research institutes and universities, and provide start-ups with access to mentors and subject matter experts. Shell Ventures invests in and partners with start-ups and small and medium-sized enterprises that are in the early stages of developing new technologies. The Shell GameChanger programme helps companies to mature early-stage technologies.

See "Risk factors" on page 22.

Intellectual property
At Shell, we have a wide-ranging intellectual property (IP) portfolio which includes patents, trademarks, know-how, trade secrets, and copyrights. These legally recognised forms of IP enable companies to protect aspects of their IP and to derive value from them. For example, the distinctive Shell pecten, a trademark in use since the early 20th century, and trademarks in which the word Shell appears, help raise the profile of our brand globally.
We protect and defend our IP around the world. Equally we respect the valid IP rights of others. Not doing so risks damage to our business and reputation, negatively impacts our ability or licence to operate, and could result in legal and financial risks as well as the loss of IP rights. At December 31, 2023, we held 8,829 patents, which includes granted patents and pending patent applications.
Shell holds trademarks in countries all around the world, including some in which we no longer have operations. For example, in 2023, we renewed our trademark LINEVOL in Syria and paid $370 to the Syrian Arab Republic, Ministry of Finance, and $713 in agent and handling fees. In addition, we renewed one international trademark application, which amongst other countries, included the Islamic Republic of Iran, through the World Intellectual Property Organization Madrid system, for a fee of $113 for Iran specifically. We ceased all operations in Syria in 2011 and Iran in 2018 and the renewals of our trademarks are not indicative of any sales of products in either country.

79	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Our journey to net zero

Our journey to net zero
We aim to be a net-zero emissions energy business by 2050 and work with our customers and across sectors to help accelerate the energy transition.

80	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Our journey to net zero continued
Introduction
Shell recognises that greenhouse gas (GHG) emissions from the use of hydrocarbon-based energy contribute to climate change. The Paris Agreement aims to strengthen the global response to the threat of climate change by "holding the increase in the global average temperature to well below 2°C above pre-industrial levels and pursuing efforts to limit the temperature increase to 1.5°C above pre-industrial levels". Shell supports the more ambitious goal of the Paris Agreement, which is to limit the rise in global average temperature this century to 1.5°C above pre-industrial levels.
Shell's Powering Progress strategy is designed to generate shareholder value, while meeting our target of becoming a net-zero emissions energy business by 2050.
Since 2017, Shell has supported the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). The TCFD framework aims to improve the disclosure of climate-related risks and opportunities and provide stakeholders with the information they need to undertake robust and consistent analyses of the potential financial impacts of climate change. The TCFD recommends disclosure of qualitative and quantitative information aligned to its four core elements: governance, strategy, risk management, and metrics and targets.
We recognise the value that the recommendations bring and, in accordance with UK Listing Rule 9.8.6R, set out below our climate-related financial disclosures consistent with all of the TCFD Recommendations and Recommended Disclosures. By this we mean the four recommendations and the 11 recommended disclosures set out in Figure 4 of Section C of the report entitled "Recommendations of the Task Force on Climate-related Financial Disclosures" published in June 2017 by the TCFD. We also take into account relevant supplemental guidance including, for example, the TCFD's additional guidance "Implementing the Recommendations of the Task Force on Climate-related Financial Disclosures" (also known as the 2021 TCFD Annex) published in October 2021 by the TCFD. We continue to align and enhance our climate-related disclosures.

TCFD disclosures index

TCFD Pillars	TCFD Recommendations	Reference
Governance	Describe the board's oversight of climate-related risks and opportunities	See page 83.
	Describe management's role in assessing and managing climate-related risks and opportunities	See page 84.
Strategy	Describe the climate-related risks and opportunities the organisation has identified over the short, medium and long term	See page 87.
	Describe the impact of climate-related risks and opportunities on the organisation's business, strategy, and financial planning	See page 91.
	Describe the resilience of the organisation's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario	See page 92.
Risk Management	Describe the organisation's processes for identifying and assessing climate-related risks	See page 98.
	Describe the organisation's processes for managing climate-related risks	See page 98.
	Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organisation's overall risk management	See page 99.
Metrics and Targets	Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk-management process	See page 101.
	Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks	See page 102.
	Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets	See page 105.

81	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Our journey to net zero continued

Governance

Board

- Sustainability Committee
- Remuneration Committee
- Audit and Risk Committee

Executive Committee

CEO

- Capital Investment Committee
- Carbon Reporting Committee

We deliver our strategy through our businesses

Strategy

We seek to deliver **more value** with **less emissions** through:

- portfolio changes: acquisitions of and investments in new, low-carbon projects, decommissioning plants, divesting assets and reducing our production through natural decline
- improving the energy efficiency of our operations
- transforming our remaining integrated refineries into low-carbon energy and chemicals parks, which involves decommissioning plants
- using more renewable electricity in our operations
- developing carbon capture and storage (CCS)
- using high-quality carbon credits, if required

Climate Risk Management

Key Risks

Commercial risk	Regulatory risk
Physical risk	Societal risk

Climate risk assessment and monitoring integrated into Shell's overall risk management processes via:

- mandatory standards and manuals
- project-level risk management
- management and Board reviews
- internal audits
- annual assurance letter process

We evaluate our delivery through our Metrics and Targets

Metrics and Targets

0%

Net-zero emissions by 2050
(Scopes 1, 2 and 3)

Emissions from our own operations (Scope 1 and 2)

Target
Halving Scope 1 and 2 emissions by 2030 [A]
under operational control
(2016 baseline)

Target
Eliminating routine flaring
from upstream operations by 2025 [B]

Emissions from the products we sell (Scope 3)

Target
Net carbon intensity (NCI)
Introducing a range of 15-20% for our target to reduce NCI by 2030
(2016 baseline)
Updated

Ambition
Oil products ambition
Reduce customer emissions from the use of our oil products by 15-20% by 2030, Scope 3, Category 11 [C]
(2021 baseline)
New

[A]On a net basis.
[B]Subject to completion of the sale of Shell Petroleum Development Company of Nigeria Limited (SPDC).
[C]Customer emissions from the use of our oil products (Scope 3, Category 11) were 517 million tonnes carbon dioxide equivalent (CO2e) in 2023 and 569 million tonnes CO2e in 2021.

82	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Our journey to net zero continued
Governance of climate-related
risks and opportunities
Board oversight of climate-related risks and opportunities
Our governance framework is designed to effectively deliver on the energy transition ambitions and targets of our Powering Progress strategy, which seeks to deliver more value with less emissions.

See our "Powering Progress strategy" on pages 12-16.

The Board reviews our energy transition strategy periodically and oversees its implementation and delivery. In 2023, the Board considered climate-related matters throughout the year, including the assessment of climate-related risks and the effectiveness of corresponding risk management activities. The Board also challenged and endorsed business plans, including consideration of major capital expenditures, acquisitions and divestments. In 2023, the Board convened nine times and continued to oversee the Powering Progress strategy and net-zero initiatives, including at the Board Strategy Days in June 2023.

See "Governance framework" on page 149 and "Board activities" on page 148.

The Board of Directors has the primary oversight of the delivery of Shell's energy transition strategy and is supported by the Sustainability Committee (SUSCO) [A], the Remuneration Committee (REMCO) and the Audit and Risk Committee (ARC). The importance of our energy transition strategy means that these committees are informed about climate-related matters on a frequent basis throughout the year. See "Climate change governance organogram" below.
[A]The SUSCO was previously the Safety, Environment and Sustainability Committee.
The SUSCO assists the Board in fulfilling its responsibilities by reviewing Shell's progress with respect to climate and sustainability elements of Shell's Powering Progress strategy.
During 2023, the SUSCO refocused its agenda on the areas of greatest strategic importance to Shell, in line with its updated terms of reference. This allowed the SUSCO to more effectively oversee Shell's progress with respect to sustainability.
The SUSCO reviewed the progress made against the non-financial elements of Shell's Powering Progress strategy, including progress against the ambitions and targets under the goals of achieving net-zero emissions, respecting nature and powering lives.
The SUSCO met four times in 2023. After each meeting, the SUSCO Chair provided updates to the Board.

See the SUSCO's activities in 2023 on pages 160-161.

The REMCO develops the remuneration policy for Executive Directors and Executive Committee members and sets performance conditions designed to challenge and support the Executive Committee (EC) to reduce net carbon emissions, while generating shareholder value. The REMCO met four times during 2023, with climate-related matters discussed at each meeting.

See "Directors' Remuneration Report" on pages 174-176 and the "Annual Report on Remuneration" on pages 177-193.

Climate performance and remuneration
Energy transition targets were part of the 2023 annual bonus scorecard (15% weighting), applicable to the majority of Shell's employees, as well as the 2023 Long-term Incentive Plan (LTIP) awards for senior executives (25% weighting) and the 2023 Performance Share Plan (PSP) awards for other employees (12.5% weighting), both vesting in 2026.
See "Directors' Remuneration Report" on pages 174-176 for further information.

See the "Governance framework" for the Board's oversight on pages 149-154.

The ARC provides oversight of the effectiveness of the risk management framework and the integrity of our financial reporting to ensure that our financial statements reflect the risks and opportunities associated with our energy transition strategy and climate change. In 2023, the ARC met six times with climate-related matters regularly addressed.

See the "Audit and Risk Committee Report" on pages 162-173.

83	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Our journey to net zero continued
Management's role in assessing and managing climate-related risks and opportunities

Climate change governance organogram
On January 30, 2023, Shell announced it would reduce the size of its EC with the changes taking effect from July 1, 2023. The new structure is designed to focus on performance, discipline and simplification across the organisation as we deliver our Powering Progress strategy.
The Chief Executive Officer (CEO) has the delegated authority from the Board to manage Shell's actions in relation to the Company's strategy. The CEO is assisted on climate-related matters by members of the EC to review and implement Shell's energy transition strategy and ensure that such matters are appropriately monitored:
￮The Integrated Gas and Upstream Director is responsible for identifying and delivering low-carbon and emission-reduction investment opportunities in our oil and gas business, as well as managing and reducing carbon emissions from the business and using renewable energy to power our oil and gas extraction activities.
￮The Downstream and Renewables and Energy Solutions Director is responsible for identifying and delivering climate-related opportunities, as well as managing and mitigating the climate risks of our Downstream and Renewables and Energy Solutions business.

￮The Projects & Technology (P&T) Director is responsible for setting emissions, climate and reporting standards that are applicable to all our businesses. The P&T Director is also responsible for developing new technologies that will help our businesses to deliver on net-zero emissions reduction targets through both energy efficiency measures and solutions for decarbonisation.
￮The Chief Financial Officer (CFO) is responsible for monitoring the effective application of the Shell Performance Framework, which provides the basis for managing our material risks, including climate-related risks and opportunities, and the assurance over our financial information, carbon emissions and climate-related disclosures. In addition, the CFO is responsible for Corporate Strategy, Sustainability and Carbon, including supporting the CEO in developing Shell's energy transition strategy and our Carbon Management Framework (CMF).

84	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Our journey to net zero continued
Additional supporting governance
There are two key supporting management committees, with representatives from across Shell, which play a critical role in driving our energy transition strategy:
￮The Capital Investment Committee (CIC) facilitates portfolio management and capital allocation decisions and reviews each investment opportunity that is, due to its size or risk profile, subject to approval by the CEO or the Board. These reviews ensure that risk-reward trade-offs, together with other defined criteria including climate risks and opportunities, are embedded in investment decision-making. This committee is made up of senior executives, including the CEO, CFO and individual business directors.
￮The Carbon Reporting Committee (CRC) includes senior management representatives focusing on climate-related matters from across the businesses, P&T climate-related disciplines and functions including Finance, Legal and Strategy. The CRC is responsible at the Group level for the Carbon Control Framework, the calculation methodologies and reporting of GHG emissions metrics, and the review and approval of external GHG-related disclosures. It is tasked with ensuring that GHG emissions measures, both absolute emissions and carbon intensities, and associated metrics comply with all regulatory and legal requirements.
In addition to these committees, our network of country chairs supports the overall governance, development and deployment of climate-related initiatives. They facilitate the setting of each country's plans and their engagement with external stakeholders in support of our strategy.
Processes by which management is informed about climate-related issues
Several processes are employed across the organisation to ensure that management teams can effectively monitor and manage climate-related matters. Our response to the evolving risk outlook requires transparency and clarity around our plans and actions to achieve our climate targets. The management teams are supported by a combination of carbon-management-related standards and frameworks, forums at various levels of the organisation, and capability development programmes. These include our carbon management framework (CMF), carbon pricing, and the Greenhouse Gas (GHG) and Energy Management process, policies and controls, which form part of our Health, Safety, Security, Environment and Social Performance (HSSE & SP) Control Framework.

Carbon management framework
Shell's CMF provides the structure and processes to drive delivery of Group carbon targets. The CMF seeks to manage and reduce emissions in a manner that is similar to how we use our financial framework. Carbon budgets are used as input to and guidance for the annual business plan process. They act as an effective mechanism to maintain absolute emissions below a capped level and help drive a change in product mix. The carbon budgets are allocated to the businesses and enable trade-offs between emitting carbon and generating shareholder value to occur within those budgets. The CMF informs portfolio decisions and supports delivery of our decarbonisation targets.
For the 2023 operating plan cycle, our net carbon intensity (NCI) targets were translated into net absolute emissions budgets for each business (see definition on page 86). These budgets were used by each business to optimise their operating plans. Performance against the targets embedded in the operating plan and the relative mix of products driving the Group's NCI are monitored and reviewed by the EC on a quarterly basis, facilitating corrective action if required.
Examples of how our decarbonisation targets are taken into account in fundamental decisions across the organisation are:
￮Carbon metrics (profitability per unit of carbon emitted) is a key parameter considered in decision-making and when comparing different growth opportunities against each other within the various businesses.
￮We translate our carbon targets into carbon budgets for each business as input and guidance to the annual business plan process. Businesses need to deliver a plan that maximises value within their carbon budgets.

85	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Our journey to net zero continued

Greenhouse gas and energy management
Each Shell entity and Shell-operated venture is responsible for the development of its GHG emissions and energy management plans. Plans are in place for all significant assets.
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

Definition - Scope 1, 2 and 3 emissions
We follow the GHG Protocol's Corporate Accounting and Reporting Standard, which defines three scopes of GHG emissions:
￮Scope 1: direct GHG emissions from sources under Shell's operational control.
￮Scope 2: indirect GHG emissions from generation of purchased energy consumed by Shell assets under operational control.
￮Scope 3: other indirect GHG emissions, including emissions associated with the use of energy products sold by Shell.

Carbon pricing
We consider the potential costs associated with operational GHG emissions when we assess the resilience of projects. For each region, we have developed short-, medium- and long-term estimates of future costs of carbon. These are reviewed and updated annually. See Note 4 to the "Consolidated Financial Statements" for further details on our regional cost of carbon estimates.
Up to 2030, costs for carbon emissions estimates are largely policy driven through emission trading schemes or taxation which is levied by governments and which varies significantly on a country-by-country basis. Beyond 2030, where policy predictions are more challenging, the costs for carbon emissions are estimated based on the expected costs of abatement technologies required for 2050. The estimated cost is trending towards $125 or $170 per tonne (RT23), depending on the country, in 2050. Shell’s mid-price outlook of $125 - $170 per tonne used for the operating plan sits within the middle tranche of the abatement costs range of $100 - $200 which incorporates a broad range of technologies.
See "The resilience of Shell's strategy" on page 92 for more information on how carbon costs impact our resilience to climate-related risks, including sensitivity analysis.

See the "Shell Climate and Energy Transition Lobbying Report 2023" which will be published in April 2024 for more information on Shell's advocacy across a range of issues including carbon pricing.

86	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Our journey to net zero continued
Energy transition strategy
Powering Progress is our strategy to generate more value with less emissions for the benefit of our shareholders, customers and wider society as we work to become a net-zero emissions energy business by 2050. Our purpose -- to provide more and cleaner energy solutions – drives our strategy.
Our strategy supports a balanced energy transition by responsibly delivering the oil and gas people need today, while helping to build the energy system of the future. As we implement our strategy, we are becoming a multi-energy business offering our customers more and cleaner energy solutions. Our energy transition plans cover all our businesses. They aim to reduce emissions from our operations, and help our customers transition to cost-competitive and cleaner energy.
We are reducing emissions from our operations, and helping our customers move to cost-competitive and cleaner energy. Our energy transition plans cover all our businesses:
￮Integrated Gas - Growing our world-leading LNG business with lower carbon intensity.
￮Upstream - Cutting emissions from oil and gas production, while keeping oil production stable.
￮Downstream, Renewables and Energy Solutions – Transforming our businesses to offer more low-carbon solutions, while reducing sales of oil products.

See the "Our strategy" section on pages 13-15.

Board holds Strategy Days in Canada and visits LNG project
In June 2023, the Board held its Strategy Days in Canada, where members discussed the key elements of Shell's energy transition strategy with the Executive Committee. Board members also visited LNG Canada (Shell interest 40%, non-operated), which is being built on the west coast of Canada. They met with employees, customers, suppliers and other key stakeholders, including leaders of the Haisla Nation in the nearby community of Kitimat, British Columbia.
LNG Canada is expected to start production in the middle of this decade. It is designed to have the lowest carbon intensity of any large liquefaction facility currently operating anywhere in the world ― about 60% lower than the average facility today and 35% lower than the best-performing facility.

Photo: Viewing the LNG Canada plant construction progress from the south end of liquefaction train 1.

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
The Paris Agreement aims to strengthen the global response to the threat of climate change by "holding the increase in the global average temperature to well below 2°C above pre-industrial levels and pursuing efforts to limit the temperature increase to 1.5°C above pre-industrial levels". Shell supports the more ambitious goal of the Paris Agreement, which is to limit the rise in global average temperature this century to 1.5°C above pre-industrial levels.
To help us get there, we have set short-, medium- and long-term targets to reduce the carbon intensity of the energy products we sell, measured using our net carbon intensity metric. We believe these targets are aligned with a 1.5°C pathway derived from scenarios developed for the IPCCs Sixth Assessment Report (AR6). For more information see "Setting targets for NCI" on page 105.
Becoming a net-zero emissions energy business means reducing emissions from our operations, and from the fuels and other energy products, such as electricity, that we sell to our customers. It also means capturing and storing any remaining emissions using technology, protecting natural carbon sinks, and providing high-quality carbon credits to our customers to compensate for hard-to-abate emissions.
An increasing number of countries and companies have announced targets to achieve net-zero emissions by the middle of the century, and we are starting to see some changes in the demand and supply of energy. However, achieving the 1.5°C goal will be challenging and requires unprecedented global collaboration. The pace of change will also vary around the world.

Climate-related risks and opportunities identified by Shell over the short, medium and long term
We are continually enhancing our approach to assessing and managing risks and opportunities resulting from climate change. This includes considering different time horizons and their relevance to risk identification and business planning. We actively monitor societal developments, such as regulation-driven carbon pricing mechanisms and customer-driven preferences for products. We incorporate these into potential scenarios which provide insights into how the energy transition may unfold in the medium and long term. These insights and those from various other external scenarios (such as those prepared for the IPCC AR6) guide how we set our strategic direction, capital allocation and carbon emission reduction targets.
The process for identifying and assessing climate-related risks and opportunities is set out in the "Climate Risk Management" section. Shell has identified climate change and the associated energy transition as a material risk based on societal concerns and developments related to climate change and managing GHG emissions. The risks could potentially result in changes to the demand for our products, supply chains and markets; further changes to the regulatory environment in which we operate, and increased litigation (see Note 31 to the Consolidated Financial Statements "Legal proceedings and other contingencies" on page 287). The risks are composed of a combination

87	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Our journey to net zero continued
of complex and interrelated elements that affect Shell's overall business value chain, and our asset, product and business portfolio. The risk landscape is evolving rapidly. To achieve our emissions reduction targets, active holistic management of all climate-related risk components is important. The composite risk is broken down into the following sub-components:
￮commercial risk;
￮regulatory risk;
￮societal risk (including litigation risk); and
￮physical risk.
Overall, we mitigate climate-related risks through our Powering Progress strategy to deliver more value with less emissions. With our focus on performance, discipline and simplification, we believe that we are in a better position to achieve both our financial targets and climate-related targets and ambitions. This approach includes:
￮reducing the GHG emissions from our operations (Scope 1 and 2) by improving our energy efficiency, deploying renewable electricity, managing flaring and reducing methane emissions from our assets and projects;
￮growing our world-leading liquefied natural gas (LNG) business, while decarbonising our LNG portfolio in two main ways: by growing our portfolio with a lower carbon intensity, and by focusing on reducing emissions of methane;
￮managing our Upstream portfolio to support a balanced energy transition by cutting emissions from oil and gas production, while keeping oil production stable. Oil production is increasingly from our deep-water business which, through innovation, produces
higher-margin and lower-carbon barrels; and
￮transforming our businesses in Downstream and Renewables and Energy Solutions to offer more low-carbon solutions while reducing sales of oil products.
In addition, we are working to effectively adapt our assets and activities to enhance our resilience to the physical risks related to climate change where needed.

See page 90 for more details of Physical risks.

We are also working with governments on their climate policies to help establish regulatory frameworks that will enable society to reach the goals of the Paris Agreement.
We signed up to the Oil and Gas Decarbonisation Charter announced at COP28, within which organisations have pledged to achieve near-zero methane emissions by 2030 and zero routine flaring by no later than 2030. We also intend to contribute to the World Bank's Global Flaring and Methane Reduction Fund, which was launched at COP28.
As a leading global energy business, Shell seeks to identify opportunities in the energy transition. These risks and opportunities are described below. Climate-related risks are also summarised in the "Risk factors" section of the Strategic Report on page 18.
Time horizons: short, medium and long
Due to the inherent uncertainty and pervasive risks across our strategy and business model, we monitor climate-related risks and opportunities across multiple time horizons.
￮Short term (up to three years): we develop detailed financial projections and use them to manage performance and expectations on a three-year cycle. These projections incorporate decarbonisation measures required to meet our short-term targets.
￮Medium term (generally three to 10 years): these are embedded within our operating plan, with our continued focus on the customer, the investments and portfolio shifts required in the medium term that will reshape Shell's portfolio.
￮Long term (generally beyond 10 years): it is expected that our portfolio and product mix will look very different.
Transition risks

Climate-related commercial risk
￮The transition to a low-carbon economy may lead to lower sales volumes and/or margins due to a general reduction or elimination of demand for oil and gas products, possibly resulting in underutilised or stranded oil and gas assets, and a failure to secure new opportunities.
￮Changing preferences of investors and financial institutions could reduce access to and increase the cost of capital.
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

Changing preferences of investors and financial institutions
Financial institutions are increasingly aligning their portfolios to a low-carbon and net-zero world, driven by both regulatory and broader stakeholder pressures. A failure to decarbonise the business portfolios in line with investor and lender expectations could have a material adverse effect on our ability to use financing for certain types of projects. This could also adversely affect our partners' ability to finance their portion of costs, either through equity or debt.
Sensitivity analysis of a 1% shift in Shell's weighted average cost of capital on asset carrying values is presented in the section "Carbon pricing and discount rate sensitivities" on page 94.

Remaining in step with the pace and extent of the energy transition
The energy transition provides us with significant opportunities, as described in "Transition opportunities" below. If we fail to stay in step with the pace and extent of change or customers' and other stakeholders' demand for low-carbon products, this could adversely affect our reputation and future earnings. If we move much faster than society, we risk investing in technologies, markets or low-carbon products that are unsuccessful. Therefore we cannot transition too quickly or we will be trying to sell products that customers do not want. This could also have a material adverse effect on financial results.
Technology and innovation are essential to our efforts to help meet the world's energy demands competitively. If we are unable to develop the right technology and products in a timely and cost-effective manner, or if we develop technologies, products and solutions that harm the environment or people's health, there could be an adverse effect on our future earnings.

88	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Our journey to net zero continued
Transition risks continued

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
Shell's cost of compliance with the EU Emissions Trading Scheme (ETS) and related schemes was around $493 million in 2023, as recognised in Shell's Consolidated Statement of Income for 2023. A further $3,133 million of costs were incurred in respect of biofuels ($2,581 million) and renewable power ($552 million) programmes (see Note 5 to the "Consolidated Financial Statements" on pages 244-245).
Shell's annual carbon cost exposure is expected to increase over the next decade because of evolving carbon regulations. The forecast annual cost exposure is estimated to be around $1 billion in 2024 and around $4 billion in 2033. This estimate is based on a forecast of Shell's equity share of emissions from operated and non-operated assets, and real-term carbon cost estimates using the mid-price scenario (see Note 4 to the "Consolidated Financial Statements" on pages 231-243 for more information). This exposure also takes into account the estimated impact of free allowances as relevant to assets based on their location.

Restrictions on use of hydrocarbons
As of June 2023, more than 90% of the global economy was signed up to net-zero commitments, according to the Net Zero Stocktake 2023 report from Net Zero Tracker. This brings an increasing risk that governments may set future regulatory frameworks that further restrict exploration and production of hydrocarbons, and introduce controls to limit the use of such products. Failure to replace proved reserves could result in an accelerated decrease of future production, which could have a material adverse effect on our earnings, cash flows and financial condition.

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

Climate-related societal risk (including litigation risk)
As societal expectations develop around climate change, there is a potential impact on Shell's licence to operate, reputation, brand and competitive position. This is likely to include litigation.	Relevant time horizon: short, medium and long
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

Deteriorating relationships with key stakeholders
Failure to decarbonise Shell's value chain in line with societal, governmental and investor expectations is a material risk to Shell's reputation as a responsible and market-leading energy company. The impact of this risk includes shareholder divestment, greater regulatory scrutiny and potential asset closure resulting from public interest groups' protests.
Litigation
There is an increasing risk to oil and gas companies from public, private and governmental lawsuits. Such action may have wide-ranging consequences, including forcing entities to hand over strategic autonomy in part to regulators, divest from hydrocarbon technologies, denial of regulatory approvals and/or paying fines/penalties or large compensation packages to the plaintiff.

Litigation continued
In some countries, governments, regulators, organisations and individuals have filed lawsuits of a wide variety, including seeking to hold oil and gas companies liable for costs associated with climate change, or seeking court-ordered reductions in emissions, challenging the regulatory approvals and operating licences, or challenging energy transition strategies and plans. While we believe these lawsuits to be without merit, losing could have a material adverse effect on our earnings, cash flows and financial condition.
For example, in May 2021, the District Court in The Hague, the Netherlands, ruled that by end 2030, Shell must reduce its aggregate net Scope 1, 2 and 3 emissions by 45%, compared with 2019 levels. The Scope 1 component is a results-based obligation and the Scope 2 and 3 components are a significant best-efforts obligation.
We have appealed the ruling but continue to implement our Powering Progress strategy to become a net-zero emissions energy business by 2050, regardless of the outcome of the appeal.

89	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Our journey to net zero continued
Physical risks

Climate-related physical risk
The potential physical effects of climate change may impact Shell's assets, operations, supply chains, employees and markets.	Relevant time horizon: short, medium and long
Potential material impacts on the organisation
Types of physical risk
Mitigation of physical risks, whether or not related to climate change, is considered and embedded in the design and construction of our projects, and/or operation of our assets to minimise the risk of adverse incidents to our employees and contractors, the communities where we operate, and our equipment.
The potential impact of physical changes comes from both acute and chronic physical risks. Acute risks, such as flooding and droughts, wildfires and more severe tropical storms, and chronic risks, such as rising temperatures and rising sea levels, could potentially impact some of our facilities, operations and supply chains. The frequency of these hazards and impacts is expected to increase in certain high-risk locations. Extreme weather events, whether or not related to climate change, could have a negative impact on our earnings, cash flows and financial condition.

Shell's 2023 assessment
In 2023 we carried out a detailed review to assess the impact of a range of changing climatic conditions including changes in temperature, precipitation, wind and sea levels across segments and geographies for our significant assets. We used IPCC climate modelling data covering three future climate scenarios (RCP2.6, RCP4.5 and RCP8.5 [A]) across the time horizons 2025, 2030 and 2050.
In the short to medium term, the risks were found to be related to factors that Shell is already aware of (whether or not related to climate change) and the assets are actively managing to mitigate, e.g. hurricane impacts in the US Gulf Coast, rising air temperatures in the Middle East and water scarcity in Europe and Asia. As an example, in recent years the Rhine river in Europe has seen historic lows during the summer months leading to challenges in the use of barges for transportation of our products. Dredging of harbours and investment in shallower-draft barges have helped to mitigate the risk.
In the long term, the results of the exercise indicated that while we have evaluated against current known risk factors and our current asset portfolio, the frequency and severity of the identified risk factors may increase by 2050. The level of predictability is such that the need for investment in climate adaptation measures at the assets is not immediate and the results mean we are in a position to monitor the assets and determine whether there is any need for adaptation action, e.g. the impact of potential water scarcity on various assets.
We tested over 70% of the carrying value of our physical assets as at December 31, 2022, to assess the potential impact of climate-related changes on our significant assets. 13% (based on the carrying value) of physical assets tested are considered to be exposed to climate-related physical risks in the short to medium term which the assets are already actively managing to mitigate. In addition, we reviewed significant acquisitions made in 2023 of which none are considered to be exposed to climate-related physical risks in the short to medium term.
Our plan reflects the impact of mitigating actions in the short to medium term. We will continue to monitor and assess the future exposure of our assets in the longer term to changing climatic conditions to establish the need for any further adaptation actions and related metrics.

Shell's 2023 assessment continued
Additionally, the impact of physical climate change on our operations is unlikely to be limited to the boundaries of our assets. The overall impact, including how supply chains, resource availability and markets may be affected, also needs to be considered for a holistic assessment of this risk. Our assets manage this risk as part of broad risk and threat management processes as required by our HSSE & SP Control Framework, part of the wider Shell Performance Framework.

[A]Representative Concentration Pathway (RCP) refers to the greenhouse gas concentration (not emissions) trajectory adopted by the IPCC. The pathways describe different climate change scenarios, all of which are considered possible depending on the amount of GHG emitted in the years to come.

90	Shell	Form 20-F 2023

Strategic Report | Performance in the year
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

As we work to deliver more value with less emissions we are focusing on:
1. Natural gas
Demand for liquefied natural gas (LNG) is expected to continue to grow. As one of the world's largest suppliers of LNG, with around 40 million tonnes of equity capacity, we can ship natural gas to where it is needed. LNG is critical to the energy transition and plays an important role in enabling countries to replace coal-fired power generation with a less carbon-intensive alternative, and provides grid stability alongside wind and solar power in electricity generation. Shell seeks to provide more affordable, reliable and cleaner energy to our customers.
In October 2023, we and our partners in the Oman LNG LLC (Oman LNG) venture signed an amended shareholders' agreement for Oman LNG, extending the business beyond 2024. We will remain the largest private shareholder in Oman LNG, with a 30% interest.
2. Continuing the transformation of our remaining integrated refineries into energy and chemicals parks
An important aim of our Powering Progress strategy is to continue to transform selected integrated refineries into energy and chemicals parks, which includes repurposing units to deliver more lower-carbon, high-value, sustainable products.
We are continuing to transform our refining business as part of our drive to create more value with less emissions. In early 2024, we announced our investment decision to convert the hydrocracker at our Energy and Chemicals Park Rheinland in Germany into a unit that will produce premium base oils, used to make high-quality lubricants, such as engine and transmission oils. The hydrocracker at the Wesseling site near Cologne will stop processing crude oil into petrol, diesel and jet fuel diesel by 2025. The planned changes are expected to reduce Shell's Scope 1 and 2 carbon emissions by around 620,000 tonnes a year.

3. Biofuels
Developing biofuels production is a key theme of our energy transition strategy. We are developing biofuels such as sustainable aviation fuel, biodiesel and renewable natural gas (RNG) to help our customers decarbonise without having to change their cars, trucks, planes or ships.
Shell and the non-operated joint venture Raízen (Shell interest 44%) are together one of the world's largest blenders and distributors of biofuels. Shell plans to continue to invest in and increase the production of these low-carbon fuels. Our low-carbon fuels projects and operations around the world form part of a wider commitment to provide a range of energy choices for customers. For example, we believe that sustainable aviation fuels (SAF) provide the most effective way of reducing emissions within the aviation sector, with wider adoption of SAF enabling us to provide more low-carbon fuels to our customers. Biofuels may also present opportunities in the shipping, road freight and other sectors. Together with our customers, we are working on changing energy demand and developing ways to help increase the use of low-carbon fuels and decrease carbon emissions from this sector.
Shell completed the acquisition of Nature Energy in February 2023, one of the largest producers of RNG in Europe. This acquisition supports Shell's ambitions to build an integrated RNG value chain at global scale and to profitably grow its low-carbon offerings to customers across multiple sectors.
In 2023, we announced a multi-year agreement to buy sustainable aviation fuel from Montana Renewables, the largest SAF producer in North America, and to work together on building blending and distribution capabilities to deliver SAF to customers. We also signed an agreement to supply SAF to Emirates airlines at Dubai International Airport, the first time that SAF has been used in the airport's fuelling system.

4. Downstream, Renewables and Energy Solutions
This encompasses our biofuels, charging for electric vehicles, renewable power, hydrogen and fuels of the future businesses as well as developing our carbon capture and storage business.
In March 2023, we entered into a joint venture with Eku Energy (Shell interest 45%) to deliver a utility-scale battery energy storage system in Australia. We have access to 100% of the battery system's offtake over a 20-year period. Completion of the project is expected in late 2024.
In June 2023, Hollandse Kust Noord, our offshore wind park in the Netherlands (Shell interest 79.9%), delivered its first megawatts of renewable electricity.
In 2023, Shell's spending on CCS opportunities (operating expenses and cash capital expenditure) amounted to around $340 million, an increase of 55% from the $220 million in 2022. Shell's equity share of captured and stored CO2 was around 0.5 million tonnes in 2023 (0.4 million tonnes in 2022).

Impact of climate-related risks and opportunities on Shell's businesses, strategy and financial planning
The transformation of the energy system to net-zero emissions will require simultaneous action in three areas:
￮an unprecedented improvement in the efficiency with which energy is used;
￮a sharp reduction in the carbon intensity of the energy mix; and
￮the mitigation of residual emissions using technology and natural sinks.
While it is difficult to predict the exact combination of actions that will deliver the net-zero goal, scenarios help us to consider the variables and the potential direction and pace of the transition needed.
Scenarios are not intended to be predictions of likely future events or outcomes and, therefore, are not the basis for Shell's operating plans and financial statements.
We have been developing scenarios within Shell for almost 50 years, helping Shell leaders to explore ways forward and make better decisions. Shell Scenarios are designed to stretch management's thinking when it comes to considering events that may be remotely possible. Scenarios help management make choices in times of uncertainty and transition as we grapple with tough energy and environmental issues. They are aligned to different energy transition pathways and help in decision-making by guiding the identification of risks and opportunities.

91	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Our journey to net zero continued
Different socio-economic and technological parameters are used to construct these scenarios, such as:
￮sectoral and regional energy demand;
￮future trajectory of oil consumption and demand for natural gas;
￮renewable electricity demand and the pace of the electrification of the global energy system;
￮supply of solar and wind energy;
￮pace of uptake of electric vehicles;
￮demand for biofuels;
￮growth of the hydrogen economy;
￮level of carbon capture and storage (CCS);
￮deployment of lower-carbon energy technologies; and
￮global trade of oil and gas.
Management consideration of different climate change outcomes informs a range of areas, including but not limited to the setting of the long-term strategy, business planning, and investment and divestment decisions. The outcomes considered by management vary in relation to the extent and pace of the energy transition.
Impact on strategic planning
The application of scenario analysis informs our assessment of the impact of a wide range of risks and opportunities, including climate-change-related issues, on our strategy and business planning at the Group and business levels. At the Group level, the potential impacts of the energy transition on our business model are discussed and assessed by the Board and the Executive Committee as part of the annual strategic and business planning cycle. This assessment allows us to challenge accepted ways of thinking, identify material risks and opportunities, and identify key tensions and trade-offs.

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
The business plan is underpinned by assumptions about internal and external parameters and includes:
￮commodity prices;
￮refining margins;
￮production levels and product demand;
￮exchange rates;
￮future carbon costs;
￮the schedules of capital investment programmes; and
￮risks and opportunities that may have material impacts on free cash flow.
These assumptions are developed with input from our scenarios and internal estimates and outlooks. The level of uncertainty around these assumptions increases over longer time horizons.

Impact on business and financial planning
There is no single scenario that underpins Shell's business and financial planning. Scenarios are not intended to be predictions of likely future events or outcomes and, therefore, are not the basis for Shell's operating plans and financial statements. Our scenarios help in developing our future oil and gas pricing outlooks. The oil and gas pricing outlooks take account of factors relating to the energy transition, such as potential changes in supply and demand (see details of scenario parameters above). The low-, medium- and high-pricing outlooks are prepared by a team of experts, reviewed by the EC and approved by the CEO and CFO. The mid-pricing outlook represents management's reasonable best estimate and is the basis for Shell's financial statements, operating plans and impairment testing.
Shell's operating plan reflects Shell's energy transition strategy. We will continue to update our business plan, price outlooks and assumptions as we move towards net-zero emissions by 2050.
As described in "Climate-related risks and opportunities identified by Shell over the short, medium and long term", the low-pricing outlooks could result in increased commercial, regulatory and societal risks, as well as transition opportunities. How these risks are prioritised is described in "Shell's processes for identifying and assessing climate-related risks". Given our target to become a net-zero emissions energy business by 2050, the use of low-pricing outlooks is part of our resilience testing and resulting actions.

Our strategy and national net-zero commitments
In accordance with UK Listing Rule 9.8.6FG, we have considered the extent to which country-level net-zero commitments have been considered in developing our transition plan.
Our Powering Progress strategy aims to deliver a net-zero emissions energy business by 2050. The pace of the energy transition will be heavily influenced by government policy, creating a strong country and regional dimension in seeking to deliver the aims of the Paris Agreement. Our commitment is a global one and, as such, we look to deliver our strategy through a global lens.
We seek to translate our energy transition strategy into specific targets and plans at a business segment level, ensuring we take capital deployment and portfolio decisions in the context of the globally integrated nature of our operations. However, we continue to recognise the importance of engagement and collaboration in delivering the fundamental changes to the energy system that are required. This includes supporting and advocating for policies that aim to reduce carbon emissions and working with governments and other stakeholders in the development of policy that supports the transition to a low-carbon energy system. As national transition plans develop, consideration will be given to the impact on our operations and the associated implications for our energy transition strategy.

Resilience of Shell's strategy to different
climate-related scenarios
Shell's financial strength and access to capital give us the ability to reshape our portfolio as the energy system transforms. They also allow us to withstand volatility in oil and gas markets.
As we work towards net-zero emissions, we continue to exercise focus and discipline to optimise our capital allocation, balancing energy security and demand, as well as internal and external transition considerations and opportunities. We will make clear, disciplined choices about where we can create the most value for our investors and customers through the energy transition.

See Note 7 to the Consolidated Financial Statements "Segment information" on pages 246-251 for more information.

92	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Our journey to net zero continued

Cash capital expenditure evolution by segment

f
e
d
c
b
a
1%
12%
26%
12%
18%
31%
1%
14%
15%
20%
17%
33%
2%
11%
13%
23%
17%
34%
2021
2022
2023
a Upstream
b Integrated Gas
c Marketing
d Chemicals & Products
e Renewables & Energy Solutions
f Corporate

Operational expenditure evolution by segment

f
e
d
c
b
a
1%
8%
29%
21%
12%
29%
1%
9%
29%
21%
13%
27%
1%
10%
29%
23%
12%
25%
2021
2022
2023
a Upstream
b Integrated Gas
c Marketing
d Chemicals & Products
e Renewables & Energy Solutions
f Corporate

Cash capital expenditure by segment for 2024 is expected to be approximately $8 billion for Upstream, $5 billion for Integrated Gas, $3 billion for Marketing, $3-4 billion for Chemicals and Products, and $4-5 billion for Renewables and Energy Solutions.

Investing in the energy transition

Total cash capital expenditure*of $24.4 billion in 2023
[A]Products for which usage does not cause Scope 3, Category 11 emissions: Lubricants, Chemicals, Convenience Retailing, Agriculture & Forestry, Construction & Road.
[B]E-Mobility and Electric Vehicle Charging Services, Low-Carbon Fuels, Renewable Power Generation, Environmental Solutions, Hydrogen, CCS. We define low-carbon energy products as those that have an average carbon intensity that is lower than conventional hydrocarbon products, assessed on a life-cycle basis.
[C]LNG Production & Trading, Gas & Power Trading, and Energy Marketing.
[D]Upstream segment, GTL, Refining & Trading, Marketing fuel and hydrocarbon sales, Shell Ventures, Corporate segment.
Movements in cash capital expenditure in 2023 versus 2022 were driven by:
￮Non-energy products: 41% lower in 2023 than in 2022 due to the completion of Shell Polymers Monaca in 2022 and greater inorganic expansion in Lubricants and Convenience Retailing in 2022.
￮Low-carbon energy solutions: increased by 30% mainly due to the acquisition of Nature Energy (nearly $2 billion) and the roll-out of electric vehicle charging.
￮LNG, gas and power marketing and trading: comparable year on year.
￮Oil, oil products and other: remained at a similar level to 2022.

Energy transition: Total cash capital expenditure* by segment

					$ billion
Classification	Segment	2023		2022
Non-energy products [A]	Marketing	0.9	2.3	1.5	3.9
	Chemicals and Products	1.4		2.4
Low-carbon energy solutions [B]	Marketing	3.3	5.6	1.4	4.3
	Renewables & Energy Solutions	2.3		2.9
LNG, gas and power marketing and trading [C]	Integrated Gas	3.7	4.0	3.8	4.2
	Renewables & Energy Solutions	0.3		0.4
Oil, oil products and other [D]	Integrated Gas	0.5	12.5	0.5	12.5
	Upstream	8.3		8.1
	Marketing	1.4		2.0
	Chemicals and Products	1.8		1.4
	Renewables & Energy Solutions	0.1		0.2
	Corporate	0.4		0.3
Total		24.4	24.4	24.8	24.8
[A]Products for which usage does not cause Scope 3, Category 11 emissions: Lubricants, Chemicals, Convenience Retailing, Agriculture & Forestry, Construction & Road.
[B]E-Mobility and Electric Vehicle Charging Services, Low-Carbon Fuels, Renewable Power Generation, Environmental Solutions, Hydrogen, CCS. We define low-carbon energy products as those that have an average carbon intensity that is lower than conventional hydrocarbon products, assessed on a life-cycle basis.
[C]LNG Production & Trading, Gas & Power Trading, and Energy Marketing.
[D]Upstream segment, GTL, Refining & Trading, Marketing fuel and hydrocarbon sales, Shell Ventures, Corporate segment.
* Non-GAAP measure (see page 329).

93	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Our journey to net zero continued
Key aspects of Shell's financial resilience in the context of climate-related impacts are assessed and described in more detail in Note 4 to the "Consolidated Financial Statements". This describes how Shell has considered climate-related impacts in key areas of the financial statements and how this translates into the valuation of assets and measurement of liabilities. Shell's financial statements are based on reasonable and supportable assumptions that represent management's best estimate of the range of economic conditions that may exist in the foreseeable future.
Sensitivity analysis using external, and often normative, climate scenarios has been performed for the period covering asset life cycles. If these different price outlooks were used, this would impact the recoverability of certain assets recognised in the "Consolidated Balance Sheet" as at December 31, 2023.
As there is no single scenario that underpins our plans, sensitivity analysis has been conducted using a range of key assumptions to test the resilience of our asset base. This includes sensitivity analysis on asset carrying values using commodity price outlooks from external, and often normative, climate change scenarios; shifting trends in our portfolio, particularly exploration and evaluation, Upstream production and refineries; risks related to stranded assets; resilience of investments for transformation of our refining sites into energy and chemicals parks; carbon price sensitivities; chemicals and refining margins price sensitivities; discount rate sensitivities; demand sensitivities; onerous contracts; forecast taxable profits sufficient to recover deferred tax assets; dividend resilience; and limited risk on timing of decommissioning and restoration activities for Integrated Gas and Upstream.
Commodity price sensitivities
Oil and gas prices are one of the key assumptions that underpin Shell's financial statements, with the mid-price outlook informed by Shell's scenario planning representing management's best estimate. Price outlooks reflect a broad range of factors, including but not limited to future supply and demand, and the pace of growth of low-carbon solutions. The scenarios have been selected to illustrate the resilience of the asset base under a range of possible outcomes, including the price implications arising from the IEA Net Zero Emissions scenario which provides a potential path for the global energy system to net-zero emissions by 2050. Sensitivities of asset carrying amounts to prices are under the assumption that all other factors in the models used to calculate impacts remain unchanged.
Sensitivity analysis has been performed using price outlooks from:
1.Average prices from three 1.5-2 degrees Celsius external climate change scenarios: In view of the broad range of price outlooks across the various scenarios, the average of three external price outlooks was taken from IHS Markit/ACCS 2023; Woodmac WM AET-1.5 degree; and IEA NZE50.
Applying these prices to Integrated Gas assets of $72 billion and Upstream assets of $84 billion as at December 31, 2023, shows recoverable amounts that are $12-16 billion and $3-5 billion lower, respectively, than the carrying amounts as at December 31, 2023.
2. Hybrid Shell Plan and IEA NZE50: for this Shell's mid-price outlook is applied for the next 10 years. Because of greater uncertainty, the IEA normative Net Zero Emissions scenario is applied for the period after 10 years. This gives less weight to the price-risk uncertainty in the first 10 years reflected in the Operating Plan period and applies more risk to the more uncertain subsequent periods.
Applying this priceline to Integrated Gas assets of $72 billion and Upstream assets of $84 billion as at December 31, 2023, shows recoverable amounts that are $8-10 billion and $1-3 billion lower, respectively, than the carrying amounts as at December 31, 2023.
3. A 1.5 degree scenario, derived from IEA NZE50: This priceline applies the IEA normative Net Zero Emissions scenario over the whole period under review and reflects the sensitivity to a pure net-zero emissions scenario from the IEA.
Applying this priceline to Integrated Gas assets of $72 billion and Upstream assets of $84 billion as at December 31, 2023, shows recoverable amounts that are $15-20 billion and $3-5 billion lower, respectively, than the carrying amounts as at December 31, 2023.
In addition, further sensitivities are provided of -10% or +10% to Shell's mid-price outlook, as an average percentage over the full period. A change of -10% or +10% to the mid-price outlook, as an average percentage over the full period, would result in around $5-8 billion impairment or some $2-5 billion impairment reversal, respectively, in Integrated Gas and Upstream as at December 31, 2023. Compared with the prior year, the higher impact of a 10% decrease in commodity prices is mainly driven by lower headroom for certain assets between carrying value and recoverable value at December 31, 2023.
Carbon pricing and discount rate sensitivities
The risk of stranded assets may increase in a higher-carbon-price scenario. Sensitivities of our asset carrying values to carbon prices have been based on an IEA NZE 2050 scenario to illustrate the resilience of asset carrying values to higher long-term carbon prices than those included in the Shell mid-price outlook.
Applying the IEA NZE 2050 carbon price scenario to Integrated Gas assets of $72 billion and Upstream assets of $84 billion, up to the end of life of these assets, shows recoverable amounts that are $2-4 billion and $1 billion lower, respectively, than the carrying amounts as at December 31, 2023.
Applying the IEA NZE 2050 carbon price scenario to Chemicals and Products assets of $44 billion shows recoverable amounts that are $3-4 billion lower than the carrying amounts as at December 31, 2023. For Chemicals and Products, increased carbon cost could potentially be recovered partially through increased product sale prices.

See "Carbon pricing" on page 86 for more information on our carbon price assumptions.

The discount rate applied for impairment testing is based on a nominal post-tax weighted average cost of capital (WACC) and is determined at 7.5%, except for power generation in the Renewables and Energy Solutions segment where 6% is applied. The discount rate includes systematic risk for energy transition risk. In addition, cash flow projections applied in individual assets include specific asset risks, including risk of transition. An increase in systematic climate risk could lead to a higher WACC and consequently to a higher discount rate to be applied in impairment testing. We have used a 1% shift in discount rate for sensitivity analysis purposes as an indicator of the resilience of our asset base to incremental increases in our cost of capital.
An increase of the WACC of 1% under the assumption that all other factors in the models used to calculate recoverability of carrying amounts remain unchanged would lead to a change in the carrying amount of $2-4 billion for Integrated Gas and Upstream and up to $1 billion in Chemicals and Products, and no significant impairment in other segments.

See Note 4 to the Consolidated Financial Statements on pages 231-243 for further information on climate-related impacts in key areas of the financial statements.

94	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Our journey to net zero continued
Delivering our energy transition strategy
To ensure the resilience of our Powering Progress strategy, our responses to the risks and opportunities identified are:
￮delivery through our integrated business model;
￮decarbonisation of our energy value chains and operations; and
￮a demand-driven decarbonisation approach – recognising that we need to work with our customers to identify low-carbon energy solutions for their energy demands in the sectors where we have competitive advantages.
Our net-zero target includes emissions from our operations, as well as from the end-use of all the energy products we sell. We will seek to reduce emissions from our own operations, including the production of oil and gas. More than 90% of the total emissions we include within our NCI boundary are indirect emissions associated with third-party products and end-use emissions of energy products we sell, so we are also working with our customers to support them in transitioning to low-carbon products and services. Our integrated approach allows us to withstand volatility in oil and gas markets. Our financial framework is based on continued capital discipline, capital flexibility and a strong balance sheet.
￮In Integrated Gas, we are growing our world-leading liquefied natural gas (LNG) business. We see continued strong demand for LNG, especially in Asia, and plan to grow our LNG business by 20-30% by 2030 compared with 2022. LNG provides energy security and flexibility because it can be easily transported to places where it is needed most. LNG is a critical fuel in the energy transition and plays an important role as a lower-carbon alternative to coal for industry, and provides grid stability alongside wind and solar power in electricity generation.
￮In Upstream, we continue to focus on more value and less emissions and expect that our oil production will remain stable through to 2030. The oil we are producing will increasingly come from our world-class deep-water business. Through innovative designs, our deep-water platforms are producing higher-margin and lower-carbon barrels. As we work towards net-zero emissions, we will continue to approach capital and carbon allocation with discipline and focus.
￮In Downstream and Renewables and Energy Solutions, we are making clear choices and changes to enable this business to thrive through the energy transition. We are focusing on developing low-carbon energy and solutions where we have competitive advantages and are starting to see increasing demand. We are focusing on value over volume across all our businesses in Downstream and Renewables and Energy Solutions, while driving both our emissions and our customers' emissions lower.
￮We are repurposing our refining portfolio to focus on four regional Energy and Chemicals parks, which we are transforming into the low-carbon hubs of the future producing biofuels and hydrogen. Our energy transition plans for this decade across our Downstream, Renewables and Energy Solutions business are focused on: growing our electric vehicle charging business; expanding our biofuels business; continuing to grow our integrated power positions, and developing technologies related to CCS and carbon removals.

See "Outlook" for more information on page 16.

Our research and development (R&D) activities are also key to achieving our net-zero emissions target. They are an important way to address the technology risk as mentioned in the "Transition risk and opportunities" section.
In 2023, our R&D expenditure on projects that contributed to decarbonisation was around $628 million, representing about 49% of our total R&D spend, compared with around 41% in 2022. This includes expenditure on reducing GHG emissions:
￮from our own operations, for example, by improving energy efficiency and electrification;
￮from the fuels and other products we sell to our customers - for example, biofuels, synthetic fuels and products made from low-carbon electricity, and hydrogen produced using renewable sources;
￮by carbon capture, utilisation and storage applied to hydrogen production from natural gas and other carbon emissions;
￮by researching nature-based solutions to offset emissions; and
￮for our customers through renewable power generation, storage,
e-mobility and other electrification solutions.
Examples of R&D areas other than decarbonisation, include safety, performance products such as lubricants and polymers, automation and artificial intelligence.
Decarbonising our value chains and operations
We will seek to base the decarbonisation of our value chains and operations on a deep understanding of the decarbonisation strategies and plans of our customers and users of our energy products. We are focused on decarbonising our own operations by:
￮making portfolio changes such as acquisitions and investments in new, low-carbon projects. We are also decommissioning plants, divesting assets, and reducing our production through the natural decline of existing oil and gas fields;
￮improving the energy efficiency of our operations;
￮transforming our remaining integrated refineries into low-carbon energy and chemicals parks, which involves decommissioning plants;
￮using more renewable electricity to power our operations; and
￮developing carbon capture and storage (CCS) for our facilities.
If required, we may choose to use high-quality carbon credits to offset any remaining emissions from our operations, in line with the mitigation hierarchy of avoid, reduce, and compensate.
In October 2021, we set an interim target to achieve a 50% reduction in absolute Scope 1 and 2 emissions under our operational control by 2030 on a net basis, when compared with 2016.
We aim to eliminate routine flaring from our upstream-operated assets by 2025 [A] and maintain methane emissions intensity for operated oil and gas assets below 0.2% and achieve near-zero methane emissions by 2030.
[A]Subject to completion of the sale of SPDC.

See "Working to reduce our absolute Scope 1 and 2 emissions" for more information on page 106.

95	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Our journey to net zero continued
Supporting our customers in achieving net-zero emissions
Changes to the supply of energy products and decarbonising the energy system require structural changes in the end-use of energy. This requires energy users to improve, update or replace equipment so that they can use carbon-based energy more efficiently, or switch to low- and zero-carbon energy.
We aim to lead in the energy transition where we have competitive strengths, see strong customer demand, and identify clear regulatory support from governments. The transport sector is the largest market for our oil products. We are building on our customer relationships and expertise to help drive the decarbonisation of passenger cars, heavy-duty trucks, planes and ships. We want to become a world leader in charging for electric vehicles, and remain a world leader in biofuels as they become sustainable aviation fuels or renewable diesel made from waste. By transforming our refineries into four regional energy and chemicals parks, we are creating the low-carbon production hubs of the future.
For example, in the transport sector, decarbonisation includes replacing internal combustion engine vehicles with electric vehicles and converting heavy-duty transport to biofuels such as sustainable aviation fuel, renewable diesel, renewable gas and, in the future, hydrogen and its derivatives. In the industrial sector, LNG plays an important role as a lower-carbon alternative to oil- and coal-fired furnaces, and provides grid stability alongside wind and solar power in electricity generation. Such structural changes will help to trigger transitions along the supply chain of individual sectors and across sectors, including the production of energy and emissions over time. The IEA estimates that these changes in the end-use of energy will require substantial investment. Under the IEA Net Zero Emissions by 2050 scenario, for every one US dollar spent on fossil fuels, a further $5.7 need to be spent on clean energy and a further $5.6 spent on efficiency and end-uses.
We will seek to change the mix of energy products we sell to our customers as their needs for energy change. Emissions resulting from customer use of our energy products make up the largest percentage of Shell's carbon emissions. We believe we can make the greatest contribution to the energy transition by helping to enable our customers to switch to low-carbon energy products and services. This is reflected in Shell's strategy to develop a portfolio that seeks to:
￮develop low- and zero-carbon alternatives to traditional fuel, including biofuels, hydrogen, and other low- and zero-carbon gases;
￮provide more electricity to customers, while also driving a shift to renewable electricity;
￮work with customers across different sectors to help them decarbonise their use of energy, for example by substituting the use of coal with LNG; and
￮address any remaining emissions from conventional fuels with solutions such as CCS and carbon credits.
We have set targets to reduce the net carbon intensity (NCI) of the energy products we sell by 9-12% by 2024, 9-13% by 2025, 15-20% by 2030, and 100% by 2050.
The intended use of the NCI metric is to track progress in reducing the overall carbon intensity of the energy products sold by Shell. NCI measures emissions associated with each unit of energy we sell, compared to a 2016 baseline. It reflects changes in sales of oil and gas products, and changes in sales of low- and zero-carbon products -- such as biofuels, hydrogen and renewable electricity.
Unlike Scope 1 and 2 emissions, reducing the NCI of the products we sell requires action by both Shell and our customers, with the support of governments and policymakers to create the right conditions for change.
Our focus on where we can add the most value has led to a strategic shift in our power business. We plan to build our integrated power business, including renewable power, in places such as Australia, Europe, India and the USA. We have withdrawn from the supply of energy directly to homes in Europe because we do not believe that is where our strengths lie.
In line with our shift to prioritising value over volume in power, we are concentrating on select markets and segments. One example is our focus on commercial customers more than retail customers. Given this focus on value, we expect growth in total power sales to 2030 will be lower than previously planned. This has led to an update to our NCI target. We are now targeting a 15-20% reduction by 2030 in the NCI of the energy products we sell, compared with 2016, against our previous target of a 20% reduction.
Acknowledging uncertainty in the pace of change in the energy transition, we have also chosen to retire our 2035 target of a 45% reduction in NCI.
We have set a new ambition to reduce customer emissions from the use of our oil products by 15-20% by 2030 compared with 2021 (Scope 3, Category 11). That is more than 40% compared with 2016 reported emissions. [A] This level of ambition is in line with the European Union's climate goals in the transport sector, among the most progressive in the world.
Achieving this ambition will mean reducing sales of oil products, such as petrol and diesel, as we support customers as they move to electric mobility and lower-carbon fuels, including natural gas, LNG and biofuels.
Our approach to climate change emphasises the need to work collaboratively. We aim to make strategic alliances with customers, other companies and entire sectors so we and they can make profitable progress towards net zero. As a founding member of the Oil and Gas Climate Initiative (OGCI), we are part of a group of 12 national and international energy companies. The OGCI supports the climate goals of the UN Paris Agreement and recognises that collective actions can help drive the energy transition.
[A]Customer emissions from the use of our oil products (Scope 3, Category 11) were 517 million tonnes carbon dioxide equivalent (CO2e) in 2023, 569 million tonnes CO2e in 2021 and 819 million tonnes CO2e in 2016. Of the 40% reduction by 2030, around 8 percentage points are related to volumes associated with additional contracts being classified as held for trading purposes, impacting reported volumes from 2020 onwards.

96	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Our journey to net zero continued

Energy transition in action - selection of portfolio changes and actions in 2023:

Growing sales of low-carbon products and solutions
￮Shell completed the acquisition of Volta Inc. in the USA. We now operate one of the largest electric vehicle charging networks in the country, with more than 3,000 charge points across 31 states. We also acquired evpass, which owns Switzerland's largest network of electric vehicle charging stations.
￮In China, we opened our largest electric vehicle charging station globally, which has 258 public fast-charging points partially powered by the station's solar photovoltaic panels.
￮In Germany, we launched Hydrogen Pay-Per-Use, through which truck operators can hire hydrogen-fuelled trucks to explore transitioning their fleet from diesel to hydrogen and reduce their carbon emissions.
￮The Hollandse Kust Noord (HKN) wind park, built by CrossWind, a joint venture between Shell and Eneco, became operational. It will add 759 MW of renewable energy to the Dutch electricity grid after final commissioning.
￮Shell completed the acquisition of Nature Energy, one of the largest producers of RNG in Europe. This acquisition supports Shell's ambitions to build an integrated RNG value chain at global scale and to profitably grow its low-carbon offerings to customers across multiple sectors.
￮Shell announced a multi-year offtake agreement for sustainable aviation fuel with Montana Renewables, one of the largest sustainable aviation fuel producers in North America.
￮Our Northern Lights CCS project (Shell interest 33.3%) in Norway signed contracts in 2023 to transport and safely store 1.2 million tonnes of CO2 a year. The CO2 will be shipped from two of Orsted's biomass power plants in Denmark and a Yara ammonia and fertiliser plant in the Netherlands.
￮Shell and Esso were jointly awarded three carbon storage appraisal licences in the UK's first-ever carbon storage licensing round. The joint venture (Shell interest 50%) will evaluate three sites in the North Sea for the potential storage of CO2 captured and transported from industrial facilities in the UK.
￮Shell continued to build a high-grade portfolio of carbon credits. In the USA, we launched Greenline Climate with the Spatial Informatics Group to provide development services for projects generating forest carbon credits. We also invested in and partnered with carbon project developer Kateri to accelerate advanced grazing management practices to improve rangeland productivity and carbon sequestration.

￮We moved forward with our construction of Holland Hydrogen 1 (HH1), which will be one of Europe's largest renewable hydrogen plant once operational in 2025. The renewable power for the electrolyser will come from HKN. The renewable hydrogen produced will supply the Shell Energy and Chemicals Park Rotterdam, helping to decarbonise products like petrol, diesel and jet fuel. In the future, renewable hydrogen could also help cut emissions from commercial road transport.
Reducing emissions from our own operations
￮In the US Gulf of Mexico, we are the leading operator and have one of the lowest greenhouse gas intensities in the world for producing oil, compared with those of other oil and gas producing members of the International Association of Oil & Gas Producers. Our latest Shell-operated development, Vito (Shell interest 63.1%), started production in 2023. Vito is a third the size of its original design, which will reduce its emissions by around 80% over its operating life. We are using the same design concept for our Shell-operated Whale (Shell interest 60%) and Sparta (Shell interest 51%) projects in the US Gulf of Mexico, which are expected to start production in 2024 and 2028 respectively. Sparta will also feature all-electric topside compression equipment, significantly reducing greenhouse gas intensity and emissions from our own operations.
￮We delivered first gas from the Timi platform in Malaysia, which is powered by solar and wind. This unmanned platform is also more cost efficient, since it is around 60% lighter in weight than a conventional tender-assisted drilling wellhead platform that relies on oil and gas for power.
￮We started to build the Rosmari-Marjoram gas project, which will be partially powered by 240 solar panels.
￮We are continuing to transform our refining business as part of our drive to create more value with less emissions. In early 2024, we announced our investment decision to convert the hydrocracker at our Energy and Chemicals Park Rheinland in Germany into a unit that will produce premium base oils, used to make high-quality lubricants, such as engine and transmission oils. The hydrocracker at the Wesseling site near Cologne will stop processing crude oil into petrol, jet fuel and diesel by 2025. The planned changes are expected to reduce Shell's Scope 1 and 2 carbon emissions by around 620,000 tonnes a year.
￮The final investment decision was taken to build Porthos, Europe's largest CCS facility, at the port of Rotterdam, starting in 2024. Shell will be the biggest customer, supplying 1 million tonnes of CO2 a year.

97	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Our journey to net zero continued
Climate risk management
Shell's processes for identifying and assessing
climate-related risks
Identifying climate-related risks
Shell considers climate change and the energy transition a material risk factor. We monitor the risks related to these across four components:
￮commercial risks;
￮regulatory risks;
￮societal risks (including litigation risk); and
￮physical risks.
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
For example, the increasing cost of complying with emission limits in some regions is a regulatory risk that may require operational responses in the near term. The reduction in demand for legacy hydrocarbons is a commercial risk that may have a medium- to long-term impact, demanding changes to our strategic portfolio and business models. The risk of physical impacts of climate change may occur in the short, medium and long term and may require actions to mitigate adverse impacts on our assets and supply chain. As an example, the transformation of our refineries into energy and chemicals parks reduces the level of our operational emissions and medium-
to long-term commercial risks, allowing us to plan for future adaptation measures.
Shell's processes for identifying and assessing risks are part of the Shell Performance Framework.
Our risk management procedures that help us identify climate-related risks and opportunities include:
￮monitoring external developments, including policy changes and new regulations;
￮evaluating the status of risk indicators, which illustrate how well we are managing each component of the risk related to climate change and the energy transition; and
￮learning from incidents and assurance findings.
We use these procedures to identify risks and determine their significance, both individually and relative to other risks.
Assessing climate-related risks
For each identified risk, we evaluate its impact, likelihood and the level of risk we are willing to accept.
When assessing the likelihood of a risk occurring, we consider factors such as our ability to prevent the risk happening and whether the risk has materialised in the past.
We consider the financial consequences and how it might affect our reputation, our ability to comply with regulations, and possible damage to health, safety, our assets and the environment. The impact, and hence materiality, of a risk is based on how critical it could be to our business model. For example, as we operate in multiple countries, societal risks are material to our licence to operate.
The impact and likelihood assessment helps us to prioritise risks and determine their relative materiality, based on a comprehensive picture of significant risks to any relevant business objectives.
To support our risk assessments, we seek to establish the level of risk that we are willing to accept in pursuit of Shell's strategy and objectives. We consider the amount of resources – such as financial resources, people, processes, systems and controls – that we are willing and able to allocate to manage each risk in pursuit of our objectives and the impact for Shell's overall risk profile.
The impact and likelihood assessment, combined with risk appetite, determines the type of risk responses, such as controls and assurance activities, that may be required to manage each risk.
Possible responses include:
￮accepting the risk without any further action;
￮mitigating or reducing the risk with appropriate controls, supported by assurance activities;
￮transferring the risk, for example to insurance providers where appropriate; and
￮altogether stopping or forgoing the activity that gives rise to the risk.
In determining our risk responses, we always seek to comply with our Code of Conduct and other boundaries, such as our financial framework, which set the aggregate level of risk appetite that could be sustained. The Financial Framework considers boundaries such as our net debt levels and our credit rating.

Classifications of risks
We identify and define risks across the spectrum of strategic, operational, and conduct and culture risks. With strategic risks we consider current and future portfolio issues, examining parameters such as country concentration or exposure to higher-risk countries. We also consider long-range developments to test key assumptions or beliefs in relation to energy markets. When assessing operational risks, we consider material operational exposures across Shell's entire value chain which provides a more granular assessment of key risks facing the organisation. For conduct and culture risks we consider how our policies and practices align with our purpose, core values and desired mindset and behaviours.
Against the above categories, we assess the four sub-components of risk related to climate change and the energy transition – commercial, regulatory, societal (including litigation) and physical risks. This helps us maintain strategic resilience, robust operational risk responses and alignment of our responses with Shell's purpose and core values.

Shell's processes for managing climate-related risks
On an ongoing basis, our assets leverage broad risk and threat management processes to identify and respond to emerging challenges to their ongoing safe, compliant and efficient operation, including climate-related risk, as required by our HSSE & SP Control Framework. Our risk management processes are carried out at the Group, business, function and asset level, which includes projects.
We apply the Shell Performance Framework to ensure that we effectively manage our climate-related risks at all these levels. The Framework includes:
￮mandatory standards and manuals;
￮project-level risk management processes;
￮management and Board reviews;
￮internal audits; and
￮annual assurance letter process.

98	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Our journey to net zero continued
Mandatory standards and manuals
Our climate change risk management approach is supported by standards and manuals as part of our HSSE & SP Control Framework. They provide guidance on how to monitor, communicate and report changes in the risk environment. These documents aim to:
￮ensure consistent management and assessment of climate risk across Shell;
￮clarify expectations for risk management and reporting, including roles and responsibilities of the risk owners;
￮clarify types of assurance activities that may be applicable;
￮strengthen decision-making by ensuring that businesses have better awareness and understanding of climate risks (including their likelihood and potential impact) and mitigation plans; and
￮enable integration of Shell's reporting.
We periodically review and, if necessary, update our standards and manuals in light of developments in risks, including those associated with climate change. We are in the process of transitioning to new Safety, Environment & Asset Management Standards as part of the Shell Performance Framework. Our approach continues to evolve as we increase our understanding of changing policies and the differing pace of energy transition in different regions.
Project-level risk management processes
At a project level, assessing climate-related risks is an important part of making initial investment decisions. Projects of a certain size or which carry unusual risks are required to follow Shell's Opportunity Realisation Standard, which sets out the rules for managing and delivering opportunities in the organisation. Each project is assisted by experts from our global subject matter groups during its development, implementation and operation.
Projects under development that are expected to have a material GHG impact must meet our internal carbon performance standards or industry benchmarks. An exception process is in place to manage specific incidental cases. Performance standards are under development for power and hydrogen projects. Our performance standards are used for measuring a project's average lifetime GHG intensity or energy efficiency per asset type. Projects with a material GHG footprint that meet the performance standards or industry benchmarks will often set more ambitious emissions targets for themselves. GHG abatement plans help determine the nature of these targets, and we assess the effects of a project's emissions alongside economic and technical design factors. Applying these criteria ensures that our projects can compete and prosper in the energy transition.
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

Management and Board reviews
Climate change matters and risks resulting from GHG emissions are reviewed and managed in line with other significant risks through the Board and EC. Management, the Board and Board committees review the risk of climate change and the energy transition to understand and assess emerging issues that may impact our strategy or our responses to this risk at an operational level. For example, as part of the annual planning cycle, the EC and the Board assess how climate change and GHG emissions may affect the pace of the energy transition, business emission reduction plans and the implications for Shell's current portfolio.
We have established several dedicated internal forums related to climate change and the energy transition. These are at different levels of the organisation and seek to address, monitor and review climate change issues.
In addition, each business and function regularly reviews its risk profile, risk responses and assurance activities throughout the year to ensure climate-related risks are managed effectively. These insights are used to provide management with updates on the operational management of climate change and the energy transition risks. During these updates, business and functions management review whether our risk responses are effective in addressing the four sub-components of the climate change and energy transition risk. These reviews help us to update Shell's plans and guide our day-to-day operational decisions such as maintenance schedules and our risk response plans.
Internal audit process
Shell's Internal Audit and Investigations (SIAI) team provides independent and objective assurance and advises management and the Board on the adequacy and effectiveness of our risk management and internal controls.
For example, SIAI conducted five audits during 2023 that included the testing of controls related to GHG emissions measurement, reporting, forecasting and abatement projects.
Annual assurance letter process
Each member of the EC must submit an annual assurance letter to the CEO that their business's or function's activities have been conducted in accordance with the requirements set out in the HSSE & SP Control Framework. This assurance includes the assessment of the effectiveness of the internal controls in managing climate- and energy-transition-related risks.
Integration of the climate-related risk management
process into Shell's overall risk management
Our climate-related risk management process follows the approach set out by the Shell Performance Framework, ensuring that it is integrated into the overall risk management processes of the Group.
Climate-related risks are considered from a strategic and operational perspective to ensure we maintain a comprehensive view of the different types of climate risks we face and the different time horizons in which they may affect us. The monitoring and review of risks is a key risk management process in Shell.
The EC, the Board and Board committees review climate-related risks and their impact on the Group. This allows management to take a holistic view and optimise risk mitigation responses, to ensure that climate-related risk responses are properly integrated into the relevant activities.

99	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Our journey to net zero continued

Project-level risk management in action: Energy and Chemicals Park Rheinland

We are continuing to transform our refining business as part of our drive to create more value with less emissions. Shell announced plans in January 2024 to convert the hydrocracker at its Energy and Chemicals Park Rheinland in Germany into a unit that will produce premium base oils, used to make high-quality lubricants, such as engine and transmission oils.
The Wesseling site near Cologne will stop processing crude oil into petrol, diesel and jet fuel by 2025, and the plant will have a high degree of electrification. These changes are expected to reduce Shell's Scope 1 and 2 carbon emissions by around 620,000 tonnes a year.

The new base oil plant is expected to start operations in the second half of this decade. It will have a production capacity of around 300,000 tonnes a year, equivalent to about 9% of current EU demand and 40% of Germany's demand for base oils.
This investment, financed by Shell's Chemicals and Products business, meets the minimum acceptable internal rate of return set out at our Capital Markets Day in 2023. It is the latest key development in the transformation of the Energy and Chemicals Park Rheinland. We are already investing in a 10-megawatt electrolyser to produce renewable hydrogen and a biomethane liquefaction plant.

Photo: Boats sitting at the Shell Energy and Chemicals Park Rheinland, Cologne-Godorf harbour leading to the Rhine.

100	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Our journey to net zero continued
Climate-related metrics and targets
Metrics used by Shell to assess climate-related risks
and opportunities in line with its strategy and risk management process
This section describes our performance and progress in respect of our climate-related targets, including those reflected in the remuneration of senior management and employees.
Shell's target is to become a net-zero emissions energy business by 2050. We have set intensity targets and absolute targets and ambitions over the short, medium and long term to track our performance over time (as summarised below). The targets are forward-looking targets based on management's current expectations and certain material assumptions and, accordingly, involve risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied herein.
We believe our total net absolute emissions peaked in 2018 at 1.73 gigatonnes of carbon dioxide equivalent (GtCO2e).
In October 2021, in support of our 2050 net-zero emissions target, we set a target to reduce Scope 1 and 2 absolute emissions from assets and activities under our operational control (including divestments) by 50% by 2030 compared with the 2016 baseline, on a net basis. We aim to maintain methane emissions intensity for operated oil and gas assets below 0.2% and achieve near-zero methane emissions by 2030. We aim to eliminate routine flaring from our upstream-operated assets by 2025 [A].
[A]Subject to completion of the sale of SPDC.
We have set targets to reduce the net carbon intensity (NCI) of the energy products we sell by 9-12% by 2024, 9-13% by 2025, 15-20% by 2030, and 100% by 2050.
The intended use of the NCI metric is to track progress in reducing the overall carbon intensity of the energy products sold by Shell. NCI measures emissions associated with each unit of energy we sell, compared to a 2016 baseline. It reflects changes in sales of oil and gas products, and changes in sales of low- and zero-carbon products -- such as biofuels, hydrogen and renewable electricity.
Unlike Scope 1 and 2 emissions, reducing the NCI of the products we sell requires action by both Shell and our customers, with the support of governments and policymakers to create the right conditions for change.
Our focus on where we can add the most value has led to a strategic shift in our power business. We plan to build our integrated power business, including renewable power, in places such as Australia, Europe, India and the USA. We have withdrawn from the supply of energy directly to homes in Europe because we do not believe that is where our strengths lie.
In line with our shift to prioritising value over volume in power, we are concentrating on select markets and segments. One example is our focus on commercial customers more than retail customers. Given this focus on value, we expect growth in total power sales to 2030 will be lower than previously planned. This has led to an update to our NCI target. We are now targeting a 15-20% reduction by 2030 in the NCI of the energy products we sell, compared with 2016, against our previous target of a 20% reduction. Acknowledging uncertainty in the pace of change in the energy transition, we have also chosen to retire our 2035 target of a 45% reduction in NCI.
We have set a new ambition to reduce customer emissions from the use of our oil products by 15-20% by 2030 compared with 2021 (Scope 3, Category 11) [B]. This level of ambition is in line with the European Union's climate goals in the transport sector, among the most progressive in the world.
Achieving this ambition will mean reducing sales of oil products, such as petrol and diesel, as we support customers as they move to electric mobility and lower-carbon fuels, including natural gas, LNG and biofuels.
[B]Customer emissions from the use of our oil products (Scope 3, Category 11) were 517 million tonnes carbon dioxide equivalent (CO2e) in 2023 and 569 million tonnes CO2e in 2021.
We monitor our progress against these targets and ambitions using the key metrics described.
Climate-related targets and ambitions summary
[A]We believe our total net absolute emissions peaked in 2018 at around 1.73 gigatonnes of carbon dioxide equivalent (GtCO₂e) per annum.
[B]Operational control boundary. Our 2030 and 2050 targets are on a net basis (i.e. inclusive of any future use of carbon credits).
[C]Covers all oil and gas assets for which Shell is the operator. Measured separately for assets with marketed gas (gas, LNG and GTL available for sale) and assets without marketed gas (oil and gas assets where gas is reinjected). 2023 actual performance relates to assets with marketed gas.
[D]Our targets for 2050 are based on mitigation activities undertaken by both Shell and our customers.
[E]Subject to completion of the sale of SPDC.
[F]In our energy transition update in March 2024, we have set an ambition to reduce customer emissions from the use of our oil products (Scope 3, Category 11) by 15-20% by 2030, compared with 2021. Customer emissions from the use of our oil products (Scope 3, Category 11) were 517 million tonnes carbon dioxide equivalent (CO2e) in 2023 and 569 million tonnes CO2e in 2021.

101	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Our journey to net zero continued
Key metrics we use to track progress against our energy transition strategy are the NCI of our portfolio and our absolute emissions. Additional metrics associated with the resilience of Shell's strategy to climate-related risks and opportunities are included in "Energy transition strategy" from page 87. This includes information on capital allocation between our business segments and the sensitivity of our assets to carbon pricing, discount rate and commodity price assumptions.
Scope 1, Scope 2 and Scope 3 emissions and related risks
In assessing progress against our target to be a net-zero emissions energy business by 2050, we report our performance against our Scope 1 and 2, and Scope 3 emissions.

See "Climate-related risks and opportunities identified by Shell over the short, medium and long term" on pages 88-91.

Shell's absolute emissions in 2023
In 2023, our total combined Scope 1 and 2 absolute GHG emissions (from assets and activities under our operational control) were 57 million tonnes on a carbon dioxide equivalent basis (CO2e), a 2% reduction compared with 2022, and a 31% reduction compared with 2016, the base year for our target. Scope 3 emissions associated with our energy product sales were 1,147 million tonnes CO2e.

Absolute emissions [D, E, F, G]

		million tonnes of CO2e
Scope	Reporting boundary	2023	2022	2021	2016
Scope 1 [A]	operational control	50	51	60	72
Scope 2 [B]	operational control	7	7	8	11
Scope 3 [C]	equity	1,147	1,174	1,299	1,545
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
[C]Indirect GHG emissions (Scope 3, Categories 1, 3, 9 and 11) based on the energy product sales included in NCI using equity boundary. There was a decrease in reported volumes associated with additional contracts being classified as held for trading purposes with effect from January 2020. We estimate that netting of oil products sales volumes resulted in a reduction in GHG emissions of around 73 million tonnes CO2e in 2021 compared with 2016.
[D]Emissions are reported gross without the inclusion of carbon credits.
[E]Oil and gas industry guidelines from IPIECA indicate that several sources of uncertainty can contribute to the overall uncertainty of a corporate emissions inventory. We have estimated the overall uncertainty for our direct GHG emissions (Scope 1) to be around 4% and for our energy indirect GHG emissions (Scope 2) to be around 8% for the market-based method and 7% for the location-based method for 2023. IPIECA also notes that due to the diversity of Scope 3 emissions, sources and the fact that these emissions occur outside the company's boundaries, the emissions estimates may be less accurate or may have a high uncertainty.
[F]Figures disclosed are rounded. Rounding differences can occur between the total combined Scope 1 and 2 absolute GHG emissions disclosed in this Report and the sum of its components individually rounded to the nearest million tonnes.
[G]Acquisitions and divestments have been included in the actual performance tracking with the target unchanged. Note that acquisitions and divestments could have a material impact on meeting the targets.
Drivers of Scope 1 and 2 emissions
Our direct GHG emissions (Scope 1, operational control boundary) decreased from 51 million tonnes of carbon dioxide equivalent (CO2e) in 2022 to 50 million tonnes CO2e in 2023, driven by several factors including:
￮divestments in 2022 (e.g. Deer Park and Mobile refinery, Tunisia Miskar concession, offshore Baram Delta Operations (BDO) PSC and Block SK307 PSC in the Philippines) and handover of operations in OML 11 in Nigeria in 2022;
￮unplanned downtime (e.g. Deer Park Chemicals);
￮reduced flaring from assets including Shell Nigeria Exploration and Production Company (SNEPCo);
￮reduction activities (see examples in the list of energy efficiency projects on page 113) and purchase of renewable electricity.
These decreases were partly offset by Shell Polymers Monaca having more units online in 2023 and higher emissions from Pearl and Prelude with increased production.

Total routine flaring [A]

	Million tonnes
	2023	2022	2021	2016
Total hydrocarbons flared in routine flaring	0.1	0.1	0.2	1.1
[A]Routine flaring of gas occurs during normal oil production if it is not possible to use the gas or reinject it into the well.
Total routine flaring from our upstream oil and gas assets remained relatively stable in 2023 compared with 2022 at 0.1 million tonnes, having reduced from 1.1 million tonnes in 2016.
Around 50% of total routine and non-routine flaring in our Integrated Gas and Upstream facilities in 2023 occurred in assets operated by the Shell Petroleum Development Company of Nigeria Limited (SPDC) and SNEPCo.
On January 16, 2024, Shell reached an agreement to sell SPDC to Renaissance, a consortium of five companies, subject to approvals by the Federal Government of Nigeria and other conditions. SPDC will continue to operate the SPDC joint venture (SPDC JV [A]) on behalf of all the joint-venture partners, who together will continue to make decisions relating to work programmes for the SPDC JV's assets and infrastructure. This includes work programmes to eliminate routine flaring.
[A]The SPDC JV comprises SPDC Ltd (30%), the government-owned NNPC (55%), Total Exploration and Production Nigeria Ltd (10%) and Nigeria Agip Oil Company Ltd (5%).

102	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Our journey to net zero continued

Methane emissions and methane emissions intensity

		2023	2022	2021	2016
Methane emissions intensity - assets with marketed gas [A]	%	0.05%	0.05%	0.06%	0.10%
Methane emissions intensity - assets without marketed gas [B]	%	0.001%	0.01%	0.01%	0.03%
Methane emissions [C]	thousand tonnes	41	40	55	138
[A]Methane emissions intensity from all oil and gas assets for which Shell is the operator that market their gas (incl. LNG and GTL assets), defined as the total volume of methane emissions in normal cubic metre (Nm3) per total volume of gas available for sale in Nm3.
[B]Methane emissions intensity from all oil and gas assets for which Shell is the operator that do not market their gas (e.g. where gas is reinjected) defined as the total mass of methane emissions in tonnes per total mass of oil and condensate available for sale in tonnes.
[C]Total methane emissions for all assets under Shell operational control including Integrated Gas and Upstream and Downstream and Renewables and Energy Solutions assets, quantified according to industry best practice.
Our target to keep methane emissions intensity below 0.2% was met in 2023 with Shell's overall methane emissions intensity at 0.05% for facilities with marketed gas and 0.001% for facilities without marketed gas.
In 2023, Shell's total methane emissions were 41 thousand tonnes compared with 40 thousand tonnes in 2022. The increase was due to venting (e.g. the maintenance of our Floating LNG Prelude asset and operational issues in assets operated by Sarawak Shell Berhad) and an increase in reported emissions from integrated gas assets in Canada resulting from the adoption of enhanced source-level measurements in line with The Oil and Gas Methane Partnership (OGMP) reporting requirements.

We believe our methane emissions are quantified according to industry best practice. Methane emissions include those from unintentional leaks, venting and incomplete combustion, for example in flares and turbines.

Scope 1 & 2 – performance [A, B] million tonnes carbon dioxide equivalent (CO₂e)

83
d
1
c
16
b
20
a
46
2016
68
1
17
12
38
2021
58
1
16
9
32
2022
57
1
17
8
32
2023
a Chemicals & Products
b Upstream
c Integrated Gas
d Other [C]

[A]Total direct (Scope 1) and energy indirect (Scope 2) GHG emissions from assets and activities under the operational control boundary. It includes emissions from production of energy and non-energy products. For Scope 2, we used the market-based method.
[B]Figures disclosed are rounded. The split between Scope 1 and 2 may not add up to the total due to rounding.
[C]Other covers Renewables and Energy Solutions, Marketing, P&T and Real Estate.
Our indirect GHG emissions associated with imported energy (Scope 2, operational control boundary) remained flat at 7 million tonnes CO2e in 2023 (using the market-based method), compared with 2022.
Drivers of absolute Scope 1 and 2 emissions change

Scope 1 and Scope 2 GHG emissions changes from 2016 to 2022 and from 2022 to 2023 million tonnes carbon dioxide equivalent (CO₂e)
[A]Total Scope 1 and Scope 2 emissions, rounded to the nearest million tonnes. Scope 2 emissions were calculated using the market-based method.
[B]In addition to reductions from GHG abatement and energy efficiency projects, this category also includes reductions from shutdowns and conversion of existing assets.
[C]Excludes 6.8 million tonnes of CO₂ captured and sequestered by the Shell-operated Quest CCS facility in Canada in 2016-2022.
[D]Excludes 1.0 million tonnes of CO₂ captured and sequestered by the Shell-operated Quest CCS facility in Canada in 2023.
[E]Of the 1,081 thousand tonnes of reduction activities and purchased renewable electricity in 2023, around 200 thousand tonnes related to purchased renewable electricity.
[F]Change in output relates to changes in production levels, including those resulting from shutdowns and turnarounds as well as production from new facilities.
Scope 3 and net carbon intensity
NCI performance
In 2023, Shell's NCI was 74 grams of carbon dioxide equivalent per megajoule of energy (gCO2e/MJ), a 2.6% decrease from the previous year and a 6.3% reduction compared with the 2016 baseline. The decrease in Shell's NCI in 2023 was mainly achieved through a reduction in the average intensity of power sold and the use of carbon credits. The power intensity reduction was driven mainly by progress in grid decarbonisation in key markets such as the USA and Europe and partly by increased sales of renewable power including the retirement of Renewable Energy Certificates.

103	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Our journey to net zero continued

NCI performance

(equity boundary)		2023	2022	2021	2016
NCI [A] [B]	gCO2e/MJ	74	76	77	79
Estimated total energy delivered by Shell [C]	trillion (10^12) MJ	16.07	16.29	17.89	20.93
Estimated total GHG emissions included in NCI (net) [D]	million tonnes CO2e	1,185	1,240	1,375	1,645
Carbon credits	million tonnes CO2e	20.0	4.1	5.1	0.0
Estimated total GHG emissions (gross) [E]	million tonnes CO2e	1,205	1,244	1,381	1,645
[A]All figures disclosed are rounded. In grams of carbon dioxide equivalent per megajoule.
[B]Acquisitions and divestments are included in the actual performance tracking with the target and baseline year unchanged. Acquisitions and divestments could have a material impact on meeting the targets.
[C]Volume of energy products sold, aggregated on an energy basis, with power represented as fossil equivalent. Energy products consist of energy oil products (gasoline, diesel, kerosene, fuel oil and LPG), GTL, biofuels, liquefied natural gas, pipeline gas and power. The NCI calculation uses energy product sales volumes data, disclosed in this Report where relevant. These sales volumes exclude certain contracts held for trading purposes and reported net rather than gross. Business-specific methodologies have been applied to net volumes of oil products, pipeline gas and power. Paper trades that do not result in physical product delivery are excluded. Retail sales volumes from markets where Shell operates under trademark licensing agreements are not included in the sales volumes reported by Shell and are therefore excluded from the scope of Shell´s NCI metric.
[D]These numbers include well-to-wheel emissions associated with energy products sold, on an equity boundary basis; they also include the well-to-tank emissions associated with the manufacturing of energy products by others that are sold by Shell. Emissions associated with the manufacturing and use of non-energy products are excluded.
[E]While the NCI is an intensity measure and not an inventory of absolute emissions, a notional estimate of the amount of GHG emissions covered by the scope of the NCI calculation can be derived from the final NCI value for any year. Similarly, a fossil-equivalent estimate of the total amount of energy sold included in the calculation can also be determined.
As part of our Powering Progress strategy, we aim to increase the share of low-carbon products in our energy product sales, which is the biggest driver for reducing our NCI.

Share of estimated total energy delivered per energy product type [A]-[B]

e
d
c
b
a
7%
1%
14%
24%
54%
12%
1%
18%
25%
45%
12%
1%
20%
22%
44%
14%
1%
21%
20%
44%
2016
2021
2022
2023
a Oil products and gas-to-liquids (GTL)
b Gas
c Liquefied natural gas (LNG)
d Biofuels
e Power

[A]Percentage of delivered energy may not add up to 100% because of rounding.
[B]Total volume of energy products sold, aggregated on an energy basis (lower heating value) with power represented as fossil equivalents. Emissions included in the carbon intensity of power have been calculated using the market-based method. The carbon intensity of biofuels reflects the global average for biofuels sold in 2023.
Our ability to change the emissions intensity of each energy product varies depending on the product type:
￮Hydrocarbon fuels - emissions from end-use by customers are by far the biggest contributors to the carbon intensity of the product. As a result, the emissions intensity of hydrocarbon fuels is expected to stay relatively unchanged over time. This is why we are focused on helping our customers decarbonise.
￮Biofuels - can vary significantly in intensity depending on the feedstock and production process used.
￮Power - the emissions intensity of power can be highly variable depending on how it has been generated. The proportion of our renewable power sales and the generation mix in countries where we sell power to the market both affect Shell's overall power mix and its resulting emissions intensity.

Carbon intensity of energy products

	gCO2e/MJ
	2023	2022	2021	2016
Oil products and gas-to-liquids	91	91	91	89
Gas	66	65	66	67
Liquefied natural gas (LNG)	70	70	70	71
Biofuels	39	39	41	40
Power [A]	49	58	66	59
[A]In 2021, we changed our approach to the estimation of the emissions intensity of the power we sell. This prospective change was the main driver for the intensity increase compared with 2016.

Carbon credits

	Million carbon credits [A]
	2023	2022	2021	2016
Total carbon credits [B]
Included in Shell's NCI metric [C]	20.0	4.1	5.1	0.0
Excluded from Shell's NCI metric [D]	1.8	1.7	1.3	0.0
[A]One carbon credit represents the avoidance or removal of one metric tonne of CO2 equivalent.
[B]Represents credits relating to transactions occurring in the financial year irrespective of the actual retirement date. Retirements from registries may take place after the year-end. Excludes carbon credits transactions executed by Shell on behalf of/with third parties without a link to Shell activities.
[C]Carbon credits associated with the sale of energy products and carbon credits used to compensate for Shell Group emissions including operational emissions and emissions associated with the use of sold products.
[D]Carbon credits retired in relation to sales of non-energy products and Shell's internal activity like corporate travel.
In 2023, Shell's NCI accounted for 20.0 million carbon credits, of which 4.0 million were linked to the sale of energy products. Of the carbon credit retirements included in Shell's NCI metric for 2023, 85% were certified by Verra, 9% by the American Carbon registry, 6% by Gold Standard, and less than 1% via Australian Carbon Credit Units.

104	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Our journey to net zero continued
Drivers of absolute Scope 3 emissions change in 2023
We sell more energy products than the energy products we produce ourselves, therefore, when we calculate our emissions, we include emissions from energy products that we produce ourselves as well as from the products that we purchase from others for resale. This is reflected in the scope for calculation of our emissions shown in the chart on page 109. Our strategy is based on working with our customers to address the emissions from the use of our products and to help them find ways to reduce their emissions to net zero by 2050.

Scope 3 emissions by category

GHG emissions (equity boundary), million tonnes CO2e [A]	2023	2022	2021	2016
Scope 3, Category 1: purchased goods and services	154	144	147	172
Scope 3, Category 3: fuel and energy-related activities	112	115	136	89
Scope 3, Category 9: downstream transport and distribution [B]	3	5	6	—
Scope 3, Category 11: use of sold products [C]	878	910	1,010	1,284
	1,147	1,174	1,299	1,545
[A]Categorised using the definitions from the GHG Protocol's Corporate Value Chain (Scope 3) Standard.
[B]An estimate of Scope 3, Category 9 was not performed in 2016.
[C]Customer emissions from the use of our oil products (Scope 3, Category 11) were 517 million tonnes CO2e in 2023, 569 million tonnes CO2e in 2021 and 819 million tonnes CO2e in 2016.
The reported Scope 3 emissions within the NCI boundary have reduced from 2022. The decrease is largely due to a reduction in sales of gas and refined oil products. Furthermore, Scope 3 emissions for our sales of power were comparable year on year as we sold more power but at a lower average intensity in 2023 compared with 2022.
Scope 3 emissions from categories 1, 3 and 11 make up the majority of Shell's Scope 3 emissions under the equity boundary. Shell reports Scope 3 emissions across all 15 categories annually.

For further details see shell.com/ghg

We undertake external verification of our GHG emissions annually. Our Scope 1 and 2 GHG emissions from assets and activities under our operational control and emissions associated with the use of our energy products (Scope 3) included in our NCI have been verified to a level of limited assurance by LRQA Group Limited.
Targets used by Shell to manage climate-related risks and opportunities and performance against targets
Shell's material climate-related risks and opportunities are set out in the "Climate-related risks and opportunities identified by Shell over the short, medium and long term" section. Our response to the energy transition risk focuses on decarbonising our value chain. Our climate targets are focused on reducing our NCI and our absolute emissions, as presented on pages 101-102.

Setting targets for NCI
Shell's target is to become a net-zero emissions energy business by 2050. We also have short-, medium- and long-term targets to reduce the carbon intensity of the energy products we sell, measured using our NCI metric. We believe these targets are aligned with the more ambitious goal of the Paris Agreement, which is to limit the rise in global average temperature this century to 1.5°C above pre-industrial levels.
There is no established standard for aligning an energy supplier's decarbonisation targets within the 1.5°C temperature goal of the Paris Agreement. For this reason, we have defined our NCI target using 1.5°C scenarios developed for the IPCC's AR6.
We start with the complete set of 1.5°C scenarios and then exclude scenarios which are too reliant on carbon removals or use of bioenergy before removing outliers. We then calculate an emissions intensity for each scenario which is comparable to our own NCI. Finally, we produce a 1.5°C pathway based on the reductions in emissions intensity over time. We have chosen to use a range instead of any individual scenario to better reflect the uncertainty of the energy transition.
We believe that using this pathway to set our targets demonstrates that they are aligned with the more ambitious 1.5°C goal of the Paris Agreement. This is illustrated in the chart below.
We also believe that the pace of change will vary around the world by region and by sector, taking into consideration the time needed for energy users to invest in large-scale equipment and the energy infrastructure changes needed for Shell to deliver more low- and zero-carbon energy.

Shell's Paris-aligned targets

105	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Our journey to net zero continued
Scope 1 and 2 progress towards target
The chart below shows our progress since 2016 in reducing our Scope 1 and 2 emissions and gives an indication of how we expect to achieve our target in 2030. The actions we will take to achieve our target will depend on the evolution of our asset portfolio and the continued development of technologies which reduce carbon emissions. We expect that on a net portfolio basis, new investments across our portfolio will increase our Scope 1 and 2 emissions between 2024 and 2030, but this increase will be outweighed by reductions associated with planned divestments and natural decline. Our investments in producing low-carbon energy such as biofuels will increase our Scope 1 and 2 emissions, while reducing the NCI of the products we sell. Subsequent reductions in our emissions are reflected in the mechanisms outlined below and reflect an expected path to meeting our target in 2030. To decarbonise our operations, we are focusing on:
￮making portfolio changes such as acquisitions and investments in new, low-carbon projects. We are also decommissioning plants, divesting assets, and reducing our production through the natural decline of existing oil and gas fields;
￮improving the energy efficiency of our operations;
￮transforming our remaining integrated refineries into low-carbon energy and chemicals parks, which involves decommissioning plants;
￮using more renewable electricity to power our operations; and
￮developing carbon capture and storage (CCS) for our facilities.
If required, we may choose to use high-quality carbon credits to offset any remaining emissions from our operations, in line with the mitigation hierarchy of avoid, reduce, and compensate.

Working to reduce our absolute Scope 1 and 2 emissions
Scope 1 and 2 emissions in million tonnes of CO2e [A],[B]
[A]The 2016 baseline was not recalculated in 2023. The 2016 baseline may be recalculated in future years if an acquisition or a divestment has an impact of more than 10% on the total Scope 1 and 2 emissions.
[B]Operational control boundary.
[C]Including nature-based solutions.

106	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Our journey to net zero continued
NCI progress towards target
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

Working to reduce our NCI
NCI in gCO2e/MJ [A]
[A]Grams of carbon dioxide equivalent per megajoule.
[B]Hydrocarbon sales reflect the effect of lower sales of oil products, and higher sales of natural gas. Emissions associated with gas are lower than those of oil products.
[C]Power sales show the expected growth of our integrated power business and increasing sales of renewable power.
[D]Sales of low-carbon fuels reflect higher sales of biofuels and hydrogen, which are low- and zero-carbon products.
[E]CCS reduces carbon emissions by capturing them at source.
[F]Carbon credits such as nature-based solutions can be used to offset remaining carbon emissions, particularly in hard-to-abate sectors such as aviation and industries including cement and steel.
Linking Shell's emissions targets to remuneration
We have established remuneration structures to support us in reducing our operational emissions and to support customers in reducing their emissions. Our annual bonus scorecard, Long-term Incentive Plan (LTIP) and Performance Share Plan (PSP) contain "Shell's journey in the energy transition" performance metrics designed to ensure that remuneration is clearly aligned with Shell's operating plan and longer-term strategic ambitions.

See "Directors' Remuneration Report" on pages 174-176.

Almost all employees participate in the annual bonus scheme which is linked to the Group scorecard. Executive Directors and around 130 senior executives participate in the LTIP and around 17,800 employees participate in the PSP, which is designed to retain key employees and ensure they have a greater investment in Shell's future.
The LTIP and the PSP measure performance over a three-year performance period. Executive Directors' awards are also subject to a further three-year holding period after vesting. Executive Directors and senior executives are also subject to ongoing shareholding requirements.
Energy transition performance condition and the vesting of the 2021 LTIP and PSP awards
The following performance outcomes for the energy transition performance condition were considered in the assessment of the
2021 LTIP and PSP vest, covering the performance cycle 2021-2023:

Outcome
Net carbon intensity (NCI)	Performance indicator met
Growing the power business	Substantively met
Growing new lower-carbon product offerings	Partially met
Develop emissions sinks	Not met
In addition to the above, a number of broader indicators of Shell's progress in the energy transition were considered. Overall, it was determined that the energy transition measure (accounting for 20%
of the LTIP award and 10% of the PSP award) should vest at 120%.

See "Annual Report on Remuneration" on pages 182-185.

107	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Our journey to net zero continued
Energy transition performance condition in the 2023 LTIP and PSP awards
For LTIP and PSP awards granted in 2023, the energy transition performance condition had a weighting of 12.5% for the PSP and 25% for the LTIP. The performance condition for these awards is based on NCI reduction and the supporting strategic themes of reducing Scope 1 and 2 emissions; building a renewable power business; growing new low-carbon energy offerings; and developing emission sinks and offsets. The vesting outcome is at the discretion of the REMCO who will make a holistic assessment of progress when making the vesting decisions.
Energy transition performance condition for 2024 LTIP awards
For the 2024 LTIP and PSP awards, the "Shell's journey in the energy transition" performance condition retains the same weightings as for 2023. The REMCO's determination of the extent to which awards will vest will be based on its holistic assessment of progress towards reducing emissions from our operations and supporting our customers to reduce their emissions. This will be based on our journey to net-zero climate targets for our own operations of:
￮Halving Scope 1 and 2 emissions by 2030 under operational control on a net basis (2016 baseline);
￮Eliminating routine flaring from upstream operations by 2025 [A]; and
￮Maintaining methane emissions intensity below 0.2% and achieving near-zero methane emissions by 2030.
The REMCO will also take into account progress in developments that support the energy transition to 2030 and beyond, such as the development of our Power business (including renewables), lower-carbon LNG, biofuels, electric vehicle charging, hydrogen and carbon capture and storage (CCS).
[A]Subject to completion of the sale of SPDC.
The REMCO will take into account progress towards achieving a 15-20% reduction in NCI by 2030 (2016 baseline) and a 15-20% reduction in customer emissions from the use of our oil products by 2030 (2021 baseline) [A] as well as Shell's wider performance in accelerating the energy transition, e.g. demonstrating leadership and advocacy in standard-setting, alongside any other factors that the REMCO considers material.
[A]Customer emissions from the use of our oil products (Scope 3, Category 11) were 517 million tonnes CO2e in 2023 and 569 million tonnes CO2e in 2021.

See "Annual Report on Remuneration" on page 192 for more information on the proposed performance framework.

Energy transition targets in the annual bonus scorecard
Delivering on our net-zero emissions target is a part of the annual scorecard, which helps determine annual performance bonus outcomes for senior management and almost all of Shell's employees.
The energy transition progress measures are shown in the table below.

2023 Scorecard: Shell's journey in the energy transition

		2023 Target	2023 Performance	2023 Status
Reducing operational emissions	thousand tonnes of CO2	800	1,081	Outstanding
Selling lower-carbon products	% [A]	60	54	Below the target
Electric vehicle charge points	Number	180,000	195,500	Above the target
[A]Based on the percentage of Adjusted Earnings in the Marketing segment from lower-carbon energy products (on a life-cycle basis), defined as biofuels and EV charging, as well as non-energy products, defined as lubricants, bitumen, sulphur (agriculture and forestry), and earnings from convenience retail.
The 2023 full-year outcome for selling lower-carbon products was below target (but above threshold level) for a range of reasons including lower lubricants demand and higher costs for lower-carbon Mobility products.
In 2023, the outcome for operational emissions reductions was outstanding, reflecting the cumulative effects of actions across the portfolio, which support our target to halve Scope 1 and 2 operational emissions by 2030 (when compared to the 2016 baseline). This includes abatement projects, use of renewable energy, and permanent shutdowns or conversions ("right-sizing") of assets.
We are building an electric vehicle charging business to help decarbonise road transport. In 2023 we opened 60 new electric vehicle charging hubs in Belgium, China, Germany and the Netherlands, including our biggest electric vehicle charging site in the world in China, together with our joint-venture partner BYD.
In 2024, the REMCO has adjusted the energy transition measure in our annual scorecard in light of the energy transition strategy update, continuing to align to Shell's strategic objective of becoming a net-zero emissions energy business by 2050, supporting a balanced energy transition by responsibly delivering the oil and gas people need today, while helping to build the clean energy system of the future. The metric "Shell's journey in the energy transition" in the annual bonus scorecard represents:
￮LNG volumes – equity liquefaction;
￮Reducing operational emissions – operational actions to reduce emissions in support of our target to achieve a 50% reduction in Scope 1 and 2 emission by 2030, on a net basis; and
￮Support customer decarbonisation – electric vehicle charge point roll-out.

See "Annual Report on Remuneration" on page 181.

Metrics and targets in respect of climate-related environmental risks
We have set a target to reduce the amount of fresh water consumed in our facilities, starting by reducing our consumption of fresh water by 15% by 2025, compared with 2018 levels, in areas where there is high pressure on fresh-water resources. We also monitor the level of waste disposed of from our operations and businesses are now setting local waste management targets and developing implementation plans based on waste and circularity assessments that we have conducted. In 2023, we continued to implement our biodiversity commitments in our projects and assets, with critical and forest habitats as priorities.

See "Respecting nature" on pages 116-117.

108	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Our journey to net zero continued
Basis of preparation – net carbon intensity (NCI)
Shell's NCI is the average intensity, weighted by sales volumes, of the energy products sold by Shell. It is tracked, measured and reported using the Net Carbon Footprint (NCF) methodology.
We have received third-party limited assurance on our NCI for the period 2016 to 2023.
Scope of NCI

109	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Our journey to net zero continued
Shell's NCI provides an annual measure of the life-cycle emissions intensity of the portfolio of energy products sold. The intended use of the NCI metric is to track progress in reducing the overall carbon intensity of the energy products sold by Shell. The NCI is calculated on a life-cycle basis and as such includes GHG emissions – on an equity basis – from several sources, including:
￮direct GHG emissions from Shell operations;
￮indirect GHG emissions from generation of energy consumed by Shell; and
￮indirect GHG emissions from the use of the products we sell.
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

See "Scope of NCI" on page 109 for details of the supply chains and steps in the product life cycles that are included in the Net Carbon Footprint methodology.

The following GHG emissions are not included in the NCI:
￮emissions from production, processing, use and end-of-life treatment of non-energy products, such as chemicals and lubricants;
￮emissions from third-party processing of sold intermediate products, such as the manufacture of plastics from feedstocks sold by Shell;
￮emissions associated with the construction and decommissioning of production and manufacturing facilities;
￮emissions associated with the production of fuels purchased to generate energy on site at a Shell facility;
￮other indirect emissions from waste generated in operations, business travel, employee commuting, transmission and distribution losses associated with imported electricity, franchises and investments; and
￮emissions from capital goods, defined by the GHG Protocol as including fixed assets or property, plant and equipment, and other goods and services not related to purchased energy feedstocks sourced from third parties or energy products manufactured by third parties and sold by Shell.
The NCI calculation uses Shell's energy product sales volumes data, as disclosed in this Report. This excludes certain sales volumes such as:
￮certain contracts held for trading purposes reported net rather than gross. Business-specific methodologies to net volumes have been applied in oil products and pipeline gas and power. Paper trades that do not result in physical product delivery are excluded; and
￮retail sales volumes from markets where Shell operates under trademark licensing agreements.
The energy products included in the NCI calculation are oil products, (gasoline, diesel, kerosene, fuel oil and LPG), GTL, biofuels, liquefied natural gas, pipeline gas and power.
The impact of acquisitions and divestments on emissions and sales volumes is included in actual NCI performance tracking with the target and baseline unchanged. Acquisitions and divestments could have a material impact on meeting the NCI targets.
The NCI is not a mathematical derivation of total emissions divided by total energy, nor is it an inventory of absolute emissions. It is a weighted average of the life-cycle CO2 intensities of different energy products, normalising them to the same point relative to their final end-use. The use of a consistent functional unit, grams of carbon dioxide equivalent per megajoule (gCO2e/MJ), allows like-for-like comparisons and the aggregation of individual life-cycle intensities for a range of energy products including renewables.

See our NCF methodology documentation (shell.com/ghg) for further information.

Basis of preparation – absolute Scope 1, 2 and 3 emissions
We follow the GHG Protocol's Corporate Accounting and Reporting Standard, which defines three scopes of GHG emissions:
￮Scope 1: direct GHG emissions from sources under Shell's operational control.
￮Scope 2: indirect GHG emissions from generation of purchased energy consumed by Shell assets under operational control.
￮Scope 3: other indirect GHG emissions, including emissions associated with the use of energy products sold by Shell.
GHG emissions comprise CO2, methane (CH4), nitrous oxide, hydrofluorocarbons, perfluorocarbons, sulphur hexafluoride and nitrogen trifluoride, with CO2 and methane being the most significant contributors. Our GHG inventory was prepared in line with the requirements outlined in the ISO 14064-1:2018 Specification with Guidance at the Organisational Level for Quantification and Reporting of Greenhouse Gas Emissions and Removals and the GHG Protocol's Corporate Accounting and Reporting Standard.
In line with external standards, Shell aggregates its GHG emissions into tonnes of CO2 equivalent by applying global warming potential (GWP) factors to non-CO2 GHGs. These factors are taken from the IPCC's Fifth Assessment Report (AR5) over a 100-year time period, in line with the UK Government GHG Conversion Factors for Company Reporting. GHG emissions for 2023 were calculated using AR5 GWPs, which were applied prospectively. For comparison our Scope 1 emissions would have been 49 million tonnes in 2023 if we were to have used GWPs from the IPCC's Fourth Assessment Report (AR4).
GHG emissions are aggregated using a bottom-up approach: emission source → asset → operating unit → business → Group. GHG emissions in this Report include emissions from Integrated Gas and Upstream, Renewables and Energy Solutions and Downstream (Chemicals and Products and Marketing) and Projects & Technology, plus Shell's functions. All operated assets are included in the GHG inventory in the reporting period.
Basis of preparation – Scope 1 emissions
Sources included in Scope 1 emissions comprised:
￮combustion of carbon-containing fuels in stationary equipment
(e.g. boilers, gas turbines) for energy generation;
￮combustion of carbon-containing fuels in mobile equipment
(e.g. trucks, vessels, mobile rigs);
￮flares;
￮venting and emissions from industrial processes (e.g. hydrogen plants, catalytic cracking units); and
￮fugitive emissions, including piping and equipment leaks and non-routine events.

110	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Our journey to net zero continued
Our Scope 1 emissions follow the GHG Protocol guidance. As a result, the following were not included in our reported Scope 1 emissions:
￮CO2 emissions from biogenic sources (for example, biofuels, biomass), whereas methane and nitrous oxide emissions from biogenic sources were included in our Scope 1 emissions.
￮Captured CO2 that was subsequently sold or otherwise transferred to third parties.
￮CO2 captured and sequestered using CCS technologies. However, the emissions from operating CCS were included in our Scope 1 and 2 emissions.
￮Carbon credits.
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
Basis of preparation - Scope 3 emissions
This Report provides Scope 3 emissions associated with our energy product sales. They were consolidated using the equity boundary approach. Under this approach, we reported the Shell share of emissions from energy products sold, including those sourced from third parties. The calculation of Scope 3 emissions uses energy product sales volumes data, disclosed in this Report where relevant. These sales volumes exclude certain contracts held for trading purposes and reported net rather than gross. Business-specific methodologies have been applied to net volumes of oil products, pipeline gas and power. Paper trades that do not result in physical product delivery are excluded. Retail sales volumes from markets where Shell operates under trademark licensing agreements are not included in the sales volumes reported by Shell and are therefore excluded from the Scope 3 categories described below.
Scope 3 categories included in this Report consist of the following:
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
This category does not include:
￮indirect emissions from generation of imported energy (steam, heat or electricity consumed by our assets). These emissions were reported separately as Scope 2 emissions; and
￮well-to-tank emissions from purchased electricity, steam and heat consumed by our assets (i.e. Scope 3 emissions from extraction, refining and transport of primary fuels before their use in the generation of electricity or steam).
Scope 3, Category 9: downstream transport and distribution
This category includes estimated emissions from transport and distribution of energy products produced or refined by Shell. It does not include the emissions associated with transporting third-party products, which are included in Scope 3, Category 1. In order to avoid double-counting the emissions from transport, Scope 1 and 2 emissions from transport included in our equity emissions were subtracted from the total in this category.
Scope 3, Category 11: use of sold products
This category includes estimated emissions from the use of sold energy products, such as LNG, GTL, pipeline gas, refined oil products and biofuels. The emissions consist of two sub-categories: products manufactured and sold by Shell and third-party products sold by Shell.
This category does not include non-energy products that may have been combusted during use (for example, lubricants).
Biogenic CO2 emissions from combustion of sold biofuels
Biogenic CO2 emissions from the combustion of sold biofuels were estimated and reported separately outside of scopes. Methane and nitrous oxide were included in Scope 3, Category 11 in line with the ISO 14064-1:2018 and GHG Protocol requirements.
We did not estimate biogenic CO2 emissions in other Scope 3 categories. It is assumed that the presence of biogenic emissions in other categories is negligible at present.
Other Scope 3 categories
As noted above, this Report only covers Scope 3 GHG emissions associated with our energy product sales.

See our website: shell.com/ghg for other Scope 3 GHG emissions.

111	Shell	Form 20-F 2023

Strategic Report | Performance in the year
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
Reporting on this operational control basis differs from that applied for financial reporting purposes in the "Consolidated Financial Statements". We acknowledge the strong preference of the UK's Financial Reporting Council (FRC) for companies to report the
GHG emissions and energy consumption data using the financial consolidation boundary and are working on including the data and information on this boundary in our Annual Report in the future.

See "Basis of preparation – absolute scope 1, 2 and 3 emissions" on page 110.

GHG emissions in million tonnes of CO2 equivalent

	2023	2022	2021
Total global direct (Scope 1) [A]	50	51	60
UK including offshore area [B]	1.7	1.7	1.7
Market-based
Total global energy indirect (Scope 2) [C]	7	7	8
UK including offshore area	0	0	0
Location-based
Total global energy indirect (Scope 2) [D]	8	8	9
UK including offshore area	0.04	0.04	0.05
Intensity ratio in tonnes per tonne
Intensity ratio of all facilities [E]	0.27	0.27	0.27
[A]Emissions from the combustion of fuels and the operation of our facilities globally, calculated using global warming potentials from the IPCC's Fifth Assessment Report.
[B]Emissions from the combustion of fuels and the operation of our facilities in the UK and its offshore area, calculated using global warming potentials from the IPCC´s Fifth Assessment Report.
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
For an additional breakdown by segment, see the Scope 1 and 2 GHG intensity by segment section.
The activity data used to calculate GHG intensity ratios at a portfolio level shown in the table above are reported on an operational control basis. As a result, they are not directly comparable with the production data reported elsewhere in this Report, which are reported
on a financial control basis. The table below shows the numbers used in the calculation of the intensity:

Inputs used for calculating the GHG emissions intensity ratio

		2023	2022	2021
A	8.1 Scope 1 - direct GHG emissions [A]	50	51	60
B	8.2 Scope 2 - energy indirect GHG emissions [A]	7	7	8
C=A+B	Total Scope 1 and 2 GHG emissions [A]	57	58	68
D	6.5 Total oil and gas production available for sale [B]	111	111	128
E	6.6 Refinery crude and feedstock processed [B]	62	63	84
F	6.3 Chemicals total production [B]	21	23	25
G	6.4 LNG production [B]	10	9	10
H	6.6 GTL production [B]	6	6	6
I=D+E+F+G+H	Total Upstream, Integrated Gas and Downstream activity [B]	210	212	253
J=C/I	GHG intensity ratio [C]	0.27	0.27	0.27
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

112	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Our journey to net zero continued
Our energy consumption decreased from 209 billion kilowatt-hours (kWh) in 2022 to 205 billion kWh in 2023, in line with the decrease in our Scope 1 and 2 GHG emissions. Around 1% of the energy we used in 2023 for our operations came from low-carbon and renewable sources.

Energy consumption in billion kilowatt-hours

	2023	2022	2021
Own energy generated and consumed
Total energy generated and consumed [A]	174	177	205
UK including offshore area	6.1	6.1	6.2
Purchased and consumed energy
Total purchased and consumed energy [A]	31	32	33
UK including offshore area	0.2	0.2	0.2
Energy consumption
Total energy consumed [A]	205	209	238
UK including offshore area	6.3	6.3	6.4
[A]We have updated 2022 and 2021 figures following the review of data.
In 2023, we implemented a variety of measures to reduce the energy use and increase the energy efficiency of our operations.
Examples of some of the principal measures taken in 2023 to reduce energy use and improve efficiency (with estimated total savings of around 999 million kWh in 2023) are:
￮At our Geismar site in the USA: idling the furnace when not required.
￮At our Rheinland site in Germany: optimising the amount of steam required depending on use and load.
￮At our Sarnia site in Canada: replacing an existing reaction furnace with a new high-intensity burner.
￮At our Scotford complex in Canada: optimisation which enables a reduction in electricity and excess H2 vented to flare.
￮At our Prelude site in Australia: optimisation of the process and operating conditions to reduce flaring.
￮At our Pearl site in Qatar: reducing steam generation requirements via steam balance optimisation.
￮At our GTL asset in Malaysia: optimising fuel flows to the boiler unit.
￮At our UK Upstream operations: reducing compression power requirements between our Shearwater platform and St Fergus gas terminal.
￮At our Gulf of Mexico operations in the USA: optimising power generation between platform and rig and upgrading existing equipment.
￮At our Sarawak Shell Berhad assets in Malaysia: optimising the usage of Gas Turbine Generators from four to three units.
Examples of some of the principal measures that were taken in 2022 are listed below (with estimated total savings of around 1,155 million kWh in 2022):
￮At our GTL asset in Qatar, we completed several projects to reduce energy use and improve efficiency, for example by making improvements to catalyst performance which resulted in reduced generation of off-gas leading to lower energy consumption.
￮At our Gulf of Mexico operations in the USA, we implemented a project to reduce energy use and improve efficiency by using waste heat to generate steam.
￮At our Upstream operations in the UK, we completed several projects to reduce energy use and improve efficiency, for example by implementing an online model to optimise fuel gas usage at Shearwater (our North Sea oil and gas operated asset).
￮At our Scotford hydrocarbon processing site in Canada, we implemented several projects to reduce energy use and improve efficiency, for example by using analysers to optimise fuel usage.
￮At our Geismar chemical plant in the USA, we implemented several projects to reduce energy use and improve efficiency, for example by improving how some equipment operates.
￮At our QGC operations in Australia, we implemented several projects to reduce energy use and improve efficiency, for example by introducing a CO2/energy performance dashboard for control room operators, which allowed operators to identify potential efficiency savings based on real-time operating data.
EU Taxonomy Regulation
The EU Taxonomy Regulation is a classification system for determining when an economic activity can be considered environmentally sustainable according to European Union (EU) standards. It aims to encourage investment in a low-carbon economy by creating common definitions of sustainability and mandatory disclosures to help investors make informed decisions. As a UK company with its registered office and headquarters in London, Shell plc is not currently subject to the Taxonomy Regulation. Nevertheless, we elect to report against the taxonomy voluntarily because we recognise the importance of increasing transparency about how companies are progressing in the energy transition, even if the regulation is evolving. We expect to come into scope in 2024 via the EU's Corporate Sustainability Reporting Directive (CSRD), which extends the reporting obligations under the EU Taxonomy Regulation to third-country issuers that are listed on European exchanges.

See "Supplementary information - EU Taxonomy disclosure" on pages 310-323.

113	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Respecting nature

Respecting nature
We seek to protect the environment, reducing waste and making a positive contribution to biodiversity.

114	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Respecting nature continued
Introduction
Respecting nature is part of our Powering Progress strategy. We recognise there is a growing global urgency to protect and enhance biodiversity, conserve fresh water and use resources more efficiently. As a business, we use natural resources such as land, water and materials for our operations. Our activities can have an impact on nature through discharges and emissions to the environment, and through changes to the use of land and water, including oceans.
In 2003, we decided not to explore for, or develop, oil and gas resources in natural and mixed World Heritage Sites.
Since launching our Powering Progress strategy in 2021, we have:
￮worked to embed respecting nature into our activities and business processes;
￮enhanced our internal performance management systems to track and report on progress; and
￮continued to build employees' awareness, knowledge and skills to deepen their understanding of respecting nature.
We are also updating our environmental standards and guidance used by our projects and facilities around the world.
In 2023, we reviewed our progress and performance on respecting nature. We consolidated our respecting nature ambitions announced as part of our Powering Progress strategy in 2021 into the following themes: having a positive impact on biodiversity, aiming for zero waste and using water, other resources and materials efficiently.
We have already achieved some of the respecting nature commitments we set when we launched Powering Progress. Our commitment to reduce fresh-water consumption in highly water-stressed areas by 15% was achieved ahead of the target date of 2025. We have also conducted detailed assessments to inform our approach to fresh water and waste, which will be tailored to local conditions. We are working to help develop a viable circular economy for plastics but have concluded that the scale of our ambition to use 1 million tonnes of plastic waste a year in our global chemical plants by 2025 is unfeasible due to lack of available plastic waste feedstock, slow technology development and regulatory uncertainty.
The remaining commitments announced in 2021 have either been incorporated into our new Safety, Environment and Asset Management (SEAM) Standards, which take effect from mid-2024, or are included in the relevant business objectives and processes.

See "Living by our values" on page 137 and our 2023 Sustainability Report.

Governance
Respecting the environment and local communities has been integral to the way we do business for many years, as set out in the Shell General Business Principles and the Shell Commitment and Policy on Health, Security, Safety, the Environment and Social Performance (HSSE & SP).
Our Executive Committee is accountable for the delivery of respecting nature, progress towards which is reviewed by our Board's Sustainability Committee (SUSCO).

See "Sustainability Committee" on pages 160-161 and "Living by our values" on page 135.

Environmental standards
Shell's global environmental standards are set out in our HSSE & SP Control Framework and we seek to apply them wherever we operate. Our approach draws on external standards and guidelines, such as those developed by the World Bank and the International Finance Corporation. Our environmental standards include details of how to manage emissions of greenhouse gases (GHG); consume energy more efficiently; reduce gas flaring, and monitor and improve air quality; prevent spills and leaks of hazardous materials; use less fresh water; and conserve biodiversity.
When planning new major projects, we conduct detailed environmental, social and health impact assessments. The Shell HSSE & SP Standards require that we certify our major installations against an internationally recognised independent environmental management system standard if they have significant environmental risks. Major installations are crude oil and natural gas terminals; gas plants; manned offshore and onshore production platforms or flow stations; floating production and storage vessels; refineries; chemicals manufacturing facilities; mines; or upgraders. For the purpose of this Report, we did not count each major installation in Upstream and Integrated Gas separately. They were aggregated into their respective operating unit or operating company, such as Shell Upstream UK or Nederlandse Aardolie Maatschappij (NAM), in line with the scope of their certifications. At the end of 2023, 89% of major installations within that scope and operated by Shell were certified against the ISO 14001:2015 Environmental Management System or were in compliance with equivalent environmental frameworks required by local regulations. We are pursuing certification for the remainder. In addition, many installations that are not classified as major, such as lubricant plants or supply terminals, are also certified against ISO 14001:2015 Environmental Management System but are not included in the data above.

See SP Control Framework on page 137 and "Our journey to net zero" on page 86.

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

See Note 24 to the "Consolidated Financial Statements" on pages 275-276.

We place a premium on developing effective technologies that are also safe for the environment. But when operating at the forefront of technology, there is always the possibility that a new technology has environmental impacts that were not assessed or foreseen to be harmful when originally implemented. We develop new technology using a robust technology maturation process. This enables us to systematically de-risk technical and commercial risks, while ensuring portfolio alignment with Shell's strategic ambitions and deployment commitments. While we believe we take reasonable precautions to limit these risks, we could be subject to additional remedial, environmental and litigation costs as a result of unknown and unforeseen impacts of operations on the environment.

See "Risk management and controls" on page 151.

115	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Respecting nature continued
Positive impact on biodiversity and ecosystems
Our priorities for biodiversity are critical and forest habitats.
￮Forest habitats: We will replant forests, achieving net-zero deforestation from new activities, while maintaining biodiversity and conservation value, commenced in 2022.
￮Critical habitats: Our new projects in areas rich in biodiversity – critical habitats – will have a net positive impact on biodiversity, commenced in 2021. We apply the same definition for measuring our net positive impact (NPI) for projects as the International Finance Corporation (IFC, 2019). The IFC states: NPI on biodiversity is a target for project outcomes in which the impacts on biodiversity (for example, the variety of ecosystems and living things) caused by the project are outweighed by the actions taken to avoid and reduce such impacts, rehabilitate affected species and / or landscapes and offset any residual impacts.
When planning a new project on land or offshore in the marine environment, we apply the mitigation hierarchy, a decision-making framework that involves a sequence of four key actions: avoid, minimise, restore and offset. We assess the potential impact of projects on biodiversity and local communities as part of our impact assessment process.
In 2023, we embedded our biodiversity commitments into our new Safety, Environment and Asset Management (SEAM) Standards, which take effect in mid-2024. We are developing guidance and sharing good practice across the organisation to support implementation.

See "Living by our values" on page 137 for more information on the SEAM Standards.

Forest habitats
Deforestation occurs when forests are converted to non-forest uses. We use the definition of forest used by the Food and Agriculture Organization of the United Nations.
Our aim is to avoid deforestation, in line with the mitigation hierarchy. Where avoidance cannot be achieved, we require our projects and assets to develop and implement reforestation plans that include measures to achieve net-zero deforestation, while maintaining biodiversity and conservation value. We work with partners and stakeholders to develop robust and credible plans unique to each reforestation project.
Between January 2022 and the end of 2023, around 292 hectares had been deforested as a result of our activities. This occurred largely in Australia, Canada and Nigeria where reforestation plans have been finalised.
Critical habitats
Potential new projects are screened to determine if they are located in a critical habitat. If we decide to proceed with a project that is in a critical habitat, we develop a biodiversity action plan. This sets out actions needed to follow the mitigation hierarchy and, where there is impact, the actions designed to achieve a net positive impact.
At the end of 2023, 43 of our new projects, which started after we launched Powering Progress in February 2021, were wholly or partly located in critical habitats. Of these, 20 already have a biodiversity action plan in place to work towards a net positive impact, compared with four in 2022.
Resource use and circular economy
As part of our overall respecting nature ambition, we aim to use water, other resources and materials efficiently, and to increase reuse and recycling. We have conducted detailed assessments across our businesses to better understand our waste streams and define our approach. Our businesses are developing local waste management implementation plans. We are exploring ways to improve the application of circular economy principles by developing circularity strategies.
Water
We are implementing water stewardship principles across our businesses and developing local improvement plans. This includes focusing on the sustainable management of fresh water, including in water-stressed areas.
Our Powering Progress strategy launched in 2021 contained the following water-related statements:
￮Our ambition is to conserve fresh water by reducing consumption and increasing reuse and recycling.
￮We will reduce the amount of fresh water consumed in our facilities, starting by reducing our consumption of fresh water by 15% by 2025, compared with 2018 levels, in areas where there is high pressure on fresh-water resources.
In 2023, we continued to make progress in reducing our consumption of fresh water in highly water-stressed areas.
At the end of 2023, four of our major facilities were located in areas where there is a high level of water stress based on analysis using water stress tools. These tools include the World Resources Institute's Aqueduct Water Risk Atlas and local assessments. The facilities are:
￮Pearl GTL (gas-to-liquids) plant in Qatar;
￮Shell Energy and Chemicals Park Singapore;
￮Shell Jurong Island chemical plant in Singapore; and
￮Tabangao Import Terminal in the Philippines.
In 2023, these facilities consumed 17 million cubic metres of fresh water, compared with 18 million cubic metres in 2022. With this reduction we achieved our commitment to reduce fresh-water consumption by our facilities in areas of high water stress by 15% compared with our 2018 levels with a baseline of 25 million cubic metres. The reduction was mainly the result of decreased water use at the Pearl GTL gas-to-liquids facility in Qatar, and at the Shell Energy and Chemicals Park Singapore following the decommissioning of some processing units.
In 2023, for all sites, our overall intake of fresh water increased to 162 million cubic metres, compared with 148 million cubic metres in 2022 (restated from 156 million cubic metres, following a review of the performance data). This increase was mainly the result of increased production at Shell's Monaca Polymers facility in the USA and consequences of a fire incident at our Deer Park Chemicals site, USA.

116	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Respecting nature continued
Around 33% of our fresh-water intake in 2023 was from public utilities, such as municipal water supplies. The rest was taken from surface water, such as rivers and lakes (around 51%) and groundwater (around 16%). Around 94% of our fresh-water intake in 2023 was used for manufacturing oil products and chemicals, with the rest mainly used for oil and gas production.

Assessing further water use reduction goals
In addition to our Powering Progress commitment to reduce water consumption in water-scarce areas, we also aimed to assess options for further reduction goals. In 2021 and 2022, we conducted detailed water use assessments at six major Shell facilities:
￮QGC upstream and QGC midstream, Australia;
￮Shell MDS, Malaysia;
￮Shell Hazira LNG Terminal, India;
￮Shell Energy and Chemicals Park Rheinland, Germany; and
￮Shell Chemicals Park Moerdijk, the Netherlands.
The results of these assessments, along with discussions with stakeholders, have moved us towards a more sustainable and holistic stewardship approach. This goes beyond focusing on water use and includes aspects of governance and water quality, involvement of stakeholders and consideration of catchments. We are now implementing water stewardship principles across our businesses and developing local improvement plans. By the end of 2023, we had completed detailed assessments against these principles at eight of our downstream and upstream facilities to identify opportunities for improvement. We plan to roll out this programme across other facilities and projects in 2024.

Photo: Water testing being carried out at QGC, Australia.

Waste water and produced water
We track low-level concentrations of oil, grease and other hydrocarbons in water returned to the environment from the day-to-day running of our facilities (referred to as "discharges to surface water"). We work to minimise these discharges according to local regulatory requirements and our own standards.
In 2023, the combined total of hydrocarbons discharged (oil in effluents) to surface water across all our facilities increased to 1.0 thousand tonnes compared with 0.9 thousand tonnes in 2022. The increase was partially due to discharges from the Shell Energy and Chemicals Park Singapore.
In 2023, we disposed of 58 million cubic metres of produced water, unchanged compared with 2022.
Waste
In 2023, we started to embed the findings from the 24 waste and circularity assessments we conducted in 2021 and 2022 into local performance management systems. Our businesses are developing local waste management implementation plans. We are investigating options to reduce some of the more significant of our waste streams, such as biosludge, potentially contaminated soils and drilling fluids.
We are exploring ways to improve the application of circular economy principles and to identify and integrate the risks and opportunities associated with a "rethink, refuse, reduce, reuse, repair, recycle" hierarchy. We also work with our supply chain to help our businesses progress towards our aim of zero waste.

117	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Respecting nature continued
Mitigation hierarchy

Our Business
Integrated Gas and Upstream
Downstream, Renewables and Energy Solutions
Projects & Technology
Barriers
1 Technological
e.g. limited separation of waste
2 Regulatory
e.g. inconsistencies of policies between countries
3 Cultural
e.g. high up-front investment costs and low virgin material prices
4 Economical
e.g. lack of consumer awareness and weak cooperation throughout the supply-chain
Circular economy
Resource inflow
Materials
Goods and equipment
Facility and product lifecycle
Circular design
Retain value
Maximise use
Resource efficiency
Resource outflow
Products
Byproducts and waste
Decommissioning and restoration
Recycle
Repair
Reuse
Reduce
Refuse
Rethink

In 2023, we disposed of 631 thousand tonnes of hazardous waste, compared with 878 thousand tonnes in 2022 (restated from 868 thousand tonnes, following a review of the performance data). The decrease was partially because of lower volumes of sour water for disposal from processing activities at the Shell Scotford Refinery in Canada. In 2023, we disposed of 1,619 thousand tonnes of non-hazardous waste, compared with 1,135 thousand tonnes in 2022. The increase was primarily caused by higher volumes of water from production and maintenance activities that required disposal at the Shell-operated Scotford Upgrader (Shell interest 10%), Canada, and the ramp up of low-carbon solutions and other project work.
In total, we disposed of 2,251 thousand tonnes of waste, compared with 2,012 thousand tonnes in 2022 (restated from 1,982 thousand tonnes, following a review of the performance data). We also sent 654 thousand tonnes of residual materials for reuse, recycling or use as a raw material in another process. For example, waste that might otherwise go to landfill can be incinerated to generate energy.
Air quality
Air quality continues to be embedded in our environmental standards. We follow our own standards and those of local regulators to manage airborne pollutants in our oil and gas production and processing, including emissions of nitrogen oxides, sulphur oxides and volatile organic compounds.
￮Our sulphur oxide (SOx) emissions in 2023 decreased to 31 thousand tonnes, compared with 37 thousand tonnes in 2022 (restated from 36 thousand tonnes, following a review of the performance data). The decrease was mainly because of less flaring at the Shell-operated Scotford Upgrader in Canada and the divestment of Shell-operated Upstream assets in Tunisia.
￮Our nitrogen oxide (NOx) emissions in 2023 decreased to 88 thousand tonnes from 93 thousand tonnes in 2022. The decrease was partially because of divestments of Shell-operated Upstream assets in Tunisia and the Philippines, and downtime of generators at Shell-operated assets in Trinidad and Tobago.
￮Our emissions of volatile organic compounds (VOCs) in 2023 decreased to 36 thousand tonnes from 37 thousand tonnes in 2022 (restated from 38 thousand tonnes, following a review of the performance data). The decrease was partially because of planned and unplanned downtime of operations at Shell MDS, our GTL (gas-to-liquids) plant in Bintulu, Malaysia.

See shell.com for more information about our approach to biodiversity, circular economy and plastic waste and water.

118	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Respecting nature continued
Spills
Large spills of crude oil, oil products and chemicals associated with our operations can harm the environment, and result in major clean-up costs, fines and other damages. They can also affect our licence to operate and harm our reputation.

Working to prevent spills
We have requirements and procedures designed to prevent spills. We design, operate and maintain our facilities with the intention of avoiding spills. To minimise the risk of spills, Shell has routine programmes to reduce failures and maintain the reliability of facilities and pipelines.
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
We have further developed our ability to respond to spills to surface water. We have a worldwide network of trained staff to help with this. We also have a global oil spill expertise centre which tests local capability and maintains our ability to respond to a significant spill into a marine environment.

Photo: Spill response deployment exercise using the AFEDO™ Nozzles, at offshore Malaysia.

Spills still occur for reasons such as operational failure, accidents, unusual corrosion or sabotage and theft. In 2023, there were 70 operational spills of more than 100 kilograms each compared with 55 in 2022 (restated from 54 operational spills, following a review of the performance data). The weight of operational spills of oil and oil products in 2023 was 0.37 thousand tonnes, compared with 0.06 thousand tonnes in 2022. In 2023, 140 spills were caused by sabotage. Of those, 139 were in Nigeria and one in Australia. The number of these spills increased to 140 in 2023 from 75 in 2022, with the volume also increasing to 1.4 thousand tonnes from 0.6 thousand tonnes in 2022.

See "Safety" section on page 132 for more information on emergency response.

Spills in Nigeria
In the Niger Delta, over the last 13 years, the total number of operational hydrocarbon spills and the volume of oil spilled from them into the environment have been significantly reduced.
Most oil spills in the Niger Delta region continue to be caused by crude oil theft, the sabotage of oil and gas production facilities, and illegal oil refining, including the distribution of illegally refined products.
In 2023, the Shell Petroleum Development Company of Nigeria Limited (SPDC) [A], as operator of the SPDC joint venture (Shell interest 30%), reported nine operational spill incidents of more than 100 kilograms of crude oil, compared with 10 reported in 2022. The volume of around 0.005 thousand tonnes was less than the 0.01 thousand tonnes reported in 2022.
[A]Unless otherwise stated, all activities reported for or as relating to The Shell Petroleum Development Company of Nigeria Limited (SPDC) in this section should be understood as SPDC acting as the operator of the SPDC joint venture (SPDC JV). SPDC, as the corporate entity, owns 30% of the JV.
SPDC has an ongoing work programme to appraise, maintain and replace key sections of pipelines and flow lines to reduce the number of operational spills. In 2023, around 54 kilometres of pipelines and flow lines were replaced. This work is organised through a proactive pipeline and flow line integrity management system. The system installs barriers where necessary, and recommends when and where pipeline sections should be replaced to prevent failures.
In January 2024, Shell announced the sale of its Nigerian onshore subsidiary, SPDC. Completion of the transaction is subject to regulatory approvals and other conditions.

See the "Upstream" section on page 46.

Spills caused by sabotage in 2023
In 2023, about 94% of the oil spills of more than 100 kilograms each from the SPDC-operated facilities were caused by the illegal activities of third parties. In 2023, the volume of crude oil spills of more than 100 kilograms caused by sabotage was around 1.4 thousand tonnes (139 incidents), compared with around 0.6 thousand tonnes (75 incidents) in 2022. The increased number of incidents in 2023 can be directly attributed to an increase in third-party illegal connections on pipelines, with 119 incidents reported in 2023 compared with 56 in 2022. SPDC continues to work with the government security agencies to maintain surveillance and address illegal activities of third parties, primarily along the SPDC JV pipeline and its operational areas.
Prevention
In 2023, SPDC continued on-ground surveillance of its areas of operation, including its pipeline network, to mitigate third-party interference and ensure that spills are detected and responded to as quickly as possible.
There are daily surveillance flights covering the most vulnerable segments of the pipeline network to identify any new spills or illegal activity. SPDC has introduced anti-theft protection mechanisms for key infrastructure such as wellheads and manifolds. The programme to protect wellheads with steel cages continues to help deter theft, and drones have been introduced to inspect pipelines and monitor security of operations.
In 2023, 60 steel cages were installed, bringing the total number to 374. This includes 52 cages that have been upgraded with CCTV and 28 with satellite communications. In 2023, out of 508 registered attempts to compromise these cages, 38 were successful.

119	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Respecting nature continued
Response and remediation
Regardless of the cause of a spill, SPDC cleans up and remediates areas affected by spills originating from its facilities. In 2023, the time that SPDC needed to complete the recovery of free-phase oil – oil that forms a separate layer and is not mixed with water or soil – remained at around one week. This is the average time it takes to safely access a damaged site, initiate containment to prevent further spread of the spill, and start joint investigation visits with regulators, affected communities and, in some cases, with NGOs.
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
SPDC has been working with the International Union for Conservation of Nature (IUCN) since 2012 to enhance remediation techniques and protect biodiversity at sites affected by oil spills in its areas of operation in the Niger Delta. Based on this collaboration, SPDC has launched further initiatives to help strengthen its remediation and restoration efforts. In 2021, SPDC, IUCN, the Nigerian Conservation Foundation, and Wetlands International began working together as the Niger Delta Biodiversity Technical Advisory Group (BTAG), which continues to monitor biodiversity recovery at remediated sites.
SPDC also works with a range of stakeholders in the Niger Delta to build greater trust in spill response and clean-up processes. For example, local communities participate in remediation work for operational spills. Various NGOs have sometimes gone on joint investigation visits with SPDC, government regulators and members of affected communities to establish the cause and volume of oil spills.
SPDC has continued to raise awareness of and counter the negative effects of crude oil theft and illegal oil refining, both causing oil spills. Examples include awareness and education programmes, community-based pipeline surveillance and promoting alternative livelihoods through Shell's flagship youth entrepreneurship programme, Shell LiveWIRE.

Ogoniland: Commitment to the United Nations Environment Programme
SPDC remains committed to the implementation of the 2011 United Nations Environment Programme (UNEP) Report on Ogoniland which assessed contamination from oil operations in the region and recommended actions to clean it up. Over the last 12 years, SPDC has acted on all and completed most of the UNEP recommendations that were specifically addressed to it as the operator of the joint venture.
The clean-up efforts are led by the Hydrocarbon Pollution and Remediation Project (HYPREP), which was established by the Nigerian government. The UNEP report had recorded 67 sites, of which two were classified as waste sites without hydrocarbon pollution. Also, for 13 sites, the National Oil Spill Detection and Response Agency (NOSDRA) certified that - in contrast to the original report - remediation was not needed.
This left 52 sites to be remediated, with all completed sites to be certified by NOSDRA. In 2021 and 2022, remediation was completed for 18 sites, and certification issued for 13 of those. In 2023, remediation of one site and certification of three sites was completed, and work on the remaining sites continues. Field work commenced on 17 sites and remediation plans are being developed for the remaining 15 sites.
The UNEP report recommended creating an Ogoni Trust Fund (OTF) with $1 billion capital, to be co-funded by the Nigerian government, SPDC JV, SPDC (30% interest in SPDC JV) and other operators in the area. The SPDC JV is responsible for contributing $900 million to the OTF, the Nigerian government and other operators for contributing $100 million. By the end of 2023, SPDC had fully paid its share of the SPDC JV's commitments to the clean-up process which brought the total contribution to the OTF to $751 million.
Although remediation works continue to make progress, challenges remain. These include re-pollution, land disputes, environmental issues such as flooding caused by excessive rainfall, and security issues in Ogoniland.
UNEP continues to monitor the progress of the clean-up through its observer status at HYPREP´s Governing Council and the Ogoni Trust Fund. UN agencies, such as the United Nations Development Programme and the United Nations Institute for Training and Research, provide services to HYPREP in the areas of livelihood programmes, training and project services.

120	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Respecting nature continued

Bodo clean-up process
In 2015, SPDC and the Bodo community in Ogoniland signed a memorandum of understanding (MOU), granting SPDC access to begin cleaning up areas affected by two operational spills that occurred in 2008. The MOU also provided for the selection of two international contractors to conduct the clean-up under the oversight of an independent project director. Engagement with the Bodo community and other stakeholders began in 2015, and was managed by the Bodo Mediation Initiative. The clean-up project was delayed in 2016 and for most of 2017 because access to the sites was challenged by the local community.
In September 2017, a three-phase clean-up and remediation programme started:
￮Phase 1: Removal of oil from shoreline surfaces and mud flat beds was completed in 2018.
￮Phase 2: Remediation activities related to soil and sediments started in late 2019 on the around 1,000 hectares designated for clean-up. By the end of 2023, work on around 88% of that area had been completed. In late 2022, the work had to be suspended because of safety concerns and community unrest. Work resumed at the end of 2023, following a dispute resolution process and continues into 2024.
￮Phase 3: The replanting of mangrove seedlings started in 2021. Around two million seedlings need to be planted and survive to 2025 to fulfil the project's goal. By the end of 2023, the number of seedlings planted remained at 340,000, the level reached at the end of 2022, because of community unrest.

Photo: A shoreline clean-up and assessment technique (SCAT) team at work.

121	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Powering lives

Powering lives
We power lives through our products and activities, and by supporting an inclusive society.

122	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Powering lives continued
Introduction
Shell is dedicated to making a positive impact on people around the world — by providing the vital energy people need, championing inclusion, respecting human rights and contributing to local communities and economies.
Around 760 million people [A] in the world have no electricity and over half the world population has insufficient energy to lead a good life [B]. We deliver energy commercially, by investing in businesses that supply energy access in emerging markets; and socially, by investing funds, expertise and resources in access to energy programmes.
[A]International Energy Agency, SDG7: Data and Projections, 2023.
[B]UN Human Development Index. Approximately 75 GJ final energy per capita is the threshold where populations reach 0.8 on UN Human Development Index which can be considered a good life.
We also want to help communities benefit from having us as their neighbour. We generate jobs, pay billions in tax each year and support start-ups, local businesses and education programmes. And we promote human rights in the communities, companies and organisations we work with. This includes activities such as advancing worker welfare and shaping an inclusive world so that everyone can be themselves.
We aim to become one of the world's most diverse and inclusive organisations, a place where everyone feels valued and respected.
Our core values of honesty, integrity and respect for people underpin our approach to diversity, equity and inclusion. Shell is committed to respecting human rights as set out in the UN Universal Declaration of Human Rights and the International Labour Organization Declaration on Fundamental Principles and Rights at Work.
The importance of respecting people also extends to our suppliers. Shell's Supplier Principles outline our expectations for business integrity, including safety, security, labour and human rights, and environmental and social performance. We expect all suppliers to understand and implement the principles in their supply chains when working with Shell.
Governance
Respecting people has been integral to the way we do business for many years. Shell's HSSE & SP Control Framework sets out how we identify, assess and manage our impacts on communities where we operate, including any impact on human rights. The Framework also defines how we should share the benefits arising from our presence, such as by providing local employment and contractual opportunities.
We are transitioning from the HSSE & SP Control Framework to our new Safety, Environment and Asset Management Standards (SEAM) as part of the Shell Performance Framework. The SEAM Standards will come into effect from mid-2024.

See "Living by our values" on page 137.

As part of our aim to become one of the most diverse and inclusive organisations in the world, our CEO and Executive Committee are accountable for our progress against our diversity, equity and inclusion goals.

123	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Powering lives continued
Contribution to society
Shell's businesses are part of society and contribute to it by buying and selling goods and services in many countries. Our employees, suppliers and contractors are part of the local communities where we operate. Our activities generate revenues for governments through the taxes and royalties we pay and the taxes we collect on their behalf. This helps governments fund health care, education, transport and other essential services.
Payments to governments
In 2023, Shell paid and collected $67 billion in taxes* to governments. We paid $14 billion in corporate income taxes and $6 billion in government royalties, and collected $47 billion in excise duties, sales taxes and similar levies on our fuel and other products on behalf of governments.
Supply chain engagement
We continue to explore how we can source responsibly in our supply chain. In 2023, our operated and non-operated ventures spent around $48.6 billion on goods and services from suppliers around the world*.
Shell aims to work with suppliers, including individual contractors, that behave in an economically, environmentally and socially responsible manner, as set out in our Shell General Business Principles and Shell Supplier Principles. In 2023, we worked with around 25,000 suppliers globally.
Our standard contract terms require adherence to these or equivalent principles, and require contractors and suppliers to:
￮protect the environment in compliance with all applicable environmental laws and regulations;
￮use energy and natural resources efficiently; and
￮continually look for ways to minimise waste, emissions and discharge from their operations, products and services.
Helping our suppliers decarbonise
We continually work with our suppliers to find ways to reduce greenhouse gas emissions across our supply chains. We seek to understand their energy needs and jointly identify potential low-carbon solutions that are economically sustainable. This involves using digital technology to establish transparency in energy consumption and emissions throughout our supply chain.

See our website shell.com for more information about how we engage with contractors and suppliers.

* Non-GAAP measure (see page 329).
Social investment
Our activities contribute to economies through taxes, jobs and business opportunities. We also make social investments in areas determined by local community needs and priorities. These investments are sometimes voluntary, sometimes required by governments, or part of a contractual agreement. Through voluntary initiatives, we work with partner organisations to help individuals and communities access reliable electricity. In 2023, we continued to develop programmes to improve access to energy in Nigeria, Pakistan, India and South Africa.
In 2023, we spent almost $198 million on social investment, of which 35% was required by government regulations or contractual agreements. We spent the remaining $128.3 million (65%) on voluntary social programmes.

2023 Social investment spend by theme

h
2%
i
1%
j
1%
g
6%
f
6%
e
10%
d
11%
c
13%
b
15%
a
35%
a Required social investment
b Community development
c Education
d Energy access
e Community skills and enterprise development [A]
f Other
g Disaster relief
h Biodiversity
i Health
j Road safety

[A]CSED – Community Skills & Enterprise Development.
Around $84.8 million of our total social investment spend in 2023 was in countries that, according to the UN Development Programme's Human Development Index 2021, have a gross national income of less than $15,000 a year per person.

2023 Social investment spend by region

See our website shell.com for more information about our social investment.

124	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Powering lives continued
Engaging with communities
We engage with communities as part of our approach to managing human rights and providing access to remedy. Shell's HSSE & SP Control Framework helps us to operate responsibly and avoid or minimise potentially negative social impacts of our operations. When we divest assets or exit areas, we apply well-established processes to guide our risk assessment with the aim of leaving a positive legacy.
The requirements are supplemented by guidance that helps practitioners on the ground to engage with communities around our operations. Major projects and facilities operated by Shell have a social performance plan for managing potentially negative impacts, such as noise pollution, and maximising benefits, such as using local suppliers. These plans typically begin with defining the social environment, focusing in particular on people who may be especially vulnerable to the potential impacts of our operations. In the larger of these major projects and facilities, we implement a community feedback mechanism for listening and responding to questions and resolving complaints in a timely manner.
We have specific requirements to avoid, minimise or mitigate potential impacts on the traditional lifestyles and cultural heritage of Indigenous Peoples. We also have specific requirements to avoid, minimise or mitigate their involuntary resettlement.
Since 2020, we have used our online community feedback tool to track and respond to questions, complaints and feedback that we receive. It allows our network of 148 community engagement practitioners to document feedback and outcomes. They are the face of Shell in the communities and act as a bridge between communities and our activities.
In 2023, we increased the number of sites with a community feedback mechanism aligned with the effectiveness criteria of the UN Guiding Principles on Business and Human Rights from 16 to 20. Several more sites have other procedures in place for gathering feedback. In 2023, we received feedback at 80 sites in 26 countries.

See our website shell.com for more information about our work with communities.

Human rights
Human rights are fundamental to Shell's core values of honesty, integrity and respect for people. Respect for human rights is embedded in the Shell General Business Principles and our Code of Conduct. Our approach is informed by the UN Guiding Principles on Business and Human Rights. We work closely with various organisations to improve how we apply these UN guiding principles.
Salient human rights
In 2023, we continued to work on salient human rights issues (salient human rights are those that are most at risk from our operations). We prioritise four focus areas where respect for human rights is critical to how we operate: the workplace including labour rights, supply chain, communities and security.
Shell employees working in these focus areas need to complete mandatory human rights training. About 1,750 employees had completed the training between its launch in 2021 and the end of 2023, 94% of those assigned the training. We encourage all employees to complete the course, regardless of their role, to build greater understanding of human rights across Shell.
See the table below for examples of our salient human rights issues in each focus area.
Human rights focus areas
For each of these areas, we have systems to identify potential impacts and to avoid and mitigate them.
For example, Shell's HSSE & SP Control Framework contains requirements that set out how we identify, assess and manage our impacts on communities where we operate, including any impact on human rights.
Our Shell Supplier Principles state that we expect our contractors and suppliers to respect the human rights of their workforce and to manage the social impacts of their activities on Shell's neighbouring communities.
We also continue to track emerging human rights and environmental due diligence legislation, and advance our efforts to strengthen human-rights-related controls in our supply chain.
Critical habitats and people
We assess the potential impacts of our activities to manage and reduce any adverse effects they may have on the environment and on communities. We apply stringent standards across all our projects and facilities, particularly when we operate in critical habitats that are rich in biodiversity and in areas of cultural significance or close to local communities, including Indigenous Peoples.

See our website shell.com for more information about our approach to human rights.

125	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Powering lives continued
Our people
Our people are essential to the development of energy solutions for today and tomorrow. They are key to delivering Shell's Powering Progress strategy and we believe in helping them to develop their skills. We aim to become one of the world's most diverse and inclusive organisations, a place where everyone feels valued and respected.
All metrics throughout this section exclude the employees in portfolio companies, except for the metrics reflecting total employee number by gender and region, percentage of women employees, and certain mandatory training courses.
Employee overview
We employed 103,000 people on a full- or part-time basis at the end of 2023. This compares with 93,000 at the end of 2022 and 83,000 at the end of 2021. The data include people working in Shell subsidiaries, Shell-operated joint ventures and those seconded to non-Shell-operated joint operations, or ventures and associates. The employee numbers for 2021 reflect headcount in the Shell HR system and full-time equivalent numbers for portfolio companies, which maintain their own HR systems. Additionally, Shell businesses utilise contractors on certain projects during the year. For example, in 2023 contractors worked alongside Shell employees in divisions such as Information and Digital Technology
In 2023

Employees
103,000
employees at December 31, 2023

Countries and territories
>70
countries in which we operate

Directors
42%
women on the Board of Directors

Executive Committee
43%
women on the Executive Committee

Senior leaders
32%
women in senior leadership positions

Women employees
35%
women employees

Training
295,000
Training days for employees and joint-venture partners

Experienced hires
9,209
people joined Shell (38% women, 62% men)

Graduate hires
460
people joined Shell (40% women, 60% men)

Changes in headcount
In Shell companies, excluding portfolio companies, headcount rose to 84,000 at the end of 2023 from 79,000 at the end of 2022 due to growth in Information and Digital Technology, and Downstream, Renewables and Energy Solutions.
As we continue to implement our Powering Progress strategy, in Shell's portfolio companies which maintain their own HR systems, headcount rose to 19,000 at the end of 2023 from 14,000 at the end of 2022. This was partly driven by acquisitions and growth in Downstream, Renewables and Energy Solutions.

See Note 32 to the "Consolidated Financial Statements" on page 289 for the average number of employees by business segment.

The table below presents the total employee number by gender and region.

Number of employees by gender and region

	Thousand
	2023			2022	2021
	Men	Women	Total	Total	Total
Number of employees	67	36	103	93	83
Breakdown by region
Africa	2.6	1.0	4	4	4
Asia	22.9	15.1	38	32	30
Europe	20.0	11.1	31	30	27
North America	17.8	6.4	24	23	18
Oceania	2.5	1.2	4	3	2
South America	1.4	0.8	2	1	2
The table below presents the number of employees by age group.

Number of employees by age group [A]

Thousand
	2023	2022	2021
Under 30 years old	12	11	10
Between 30 and 50 years old	54	51	50
Above 50 years old	18	17	17
[A]Excludes employees in portfolio companies.
The table below presents the distribution of employee contract type, by gender and region.

Employee contract type by gender and region [A]

	Permanent Contract/Employment at-will [B]		Fixed-Term Contract
	Men	Women	Men	Women
Number of employees	54,074	28,502	941	432
Breakdown by region
Africa	4%	3%	9%	18%
Asia	37%	43%	33%	37%
Europe	32%	35%	51%	41%
North America	22%	15%	2%	1%
Oceania	3%	2%	5%	3%
South America	2%	2%	—	—
[A]Excludes employees in portfolio companies.
[B]Employment at-will is used in the USA to describe employment contracts.

126	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Powering lives continued
Shell aims to be an attractive employer to its existing and prospective employees. We offer employees the opportunity to develop their careers within Shell, including rotations across different parts of the business to grow their skills and progress.
In 2023, 11.2% of Shell employees were promoted compared with 14.3% in 2022.
Shell's turnover in 2023 was 5.7%; 4,685 employees left Shell of which 2,669 resigned voluntarily. This compares with 8.5% in 2022, during which 6,630 employees left Shell of which 3,942 voluntarily.
Employee engagement
Insight into employee needs and perspectives enables Shell to continually learn and improve our policies, processes, and practices.
Management regularly engages with employees through elected employee representatives and a range of local formal and informal channels. These channels include webcasts and all-employee messages from our CEO and other senior leaders, as well as town halls, team meetings and site visits by the Board and EC.
In 2023, members of the Board and EC visited certain Shell sites in Canada where they engaged with employees on our strategy and the energy transition. Shell plc's Chair, Sir Andrew Mackenzie, also met with Shell employees on his site visits to the Netherlands, China and Germany.

See "Board activities" on page 148.

We seek to comply with applicable local laws and regulations, including on working hours. We aim to eliminate discrimination in employment, forced labour and child labour. We respect the right to collective bargaining and freedom of association. Where appropriate, engagements take place with union representatives at asset and country level, as well as with the Shell European Works Council.
Employees have access to senior leaders, local employee forums and employee resource groups. These engagements enable Shell to maintain a constructive employee and industrial relations environment.
Team leadership plays a key role in driving employee engagement. We seek to develop leaders through learning programmes, domestic and international assignments, and project opportunities. In 2023, 22% of team leaders in Shell received access to Shell's leadership learning programme, LEAD. Our mindset and behaviours, which emphasise psychological safety, are at the heart of our leadership programmes.
We aspire to equip our employees with skills and experience through the digital and energy transition. People development is a priority at Shell. Learning and development is part of our organisational culture and budget planning. Training courses are accessible to all employees, either online or in person. In 2023, 295,000 formal training days were delivered to employees and joint-venture partners. This compares with 266,000 training days in 2022.
We aim to equip our employees with the skills they will need for digitalisation and the energy transition, and we have increased the learning offerings available for new skills. In 2023, around 6,900 Shell employees completed courses on topics such as hydrogen production, carbon capture and storage, and energy management. This is an increase from 4,000 in 2022. Where appropriate, we recruit talent externally to add to the skills and experiences of our workforce.

The Shell People Survey
The Shell People Survey is one of the key tools we use to measure employee engagement, motivation, affiliation and commitment to Shell. We believe that increased employee engagement can result in better business performance and improve safety. In 2023, the response rate to the survey was 88% (from 87% in 2022). The average employee engagement score remain unchanged at 79% from the 2022 level, which is top quartile in comparison with external benchmarks. This score suggests that, overall, our people are engaged, enjoy their work and are loyal to Shell. This number excludes scores from our joint-venture partners who participated voluntarily in the Shell People Survey.

Employee well-being
Shell provides competitive remuneration with a range of benefits, such as global minimum maternity leave of 16 weeks and at least eight weeks' paid parental leave for non-birthing parents.
Financial well-being
Shell's remuneration is designed to be market competitive and free from bias. We aim to ensure equal pay for equal work. Through regular benchmarking, Shell's compensation is typically higher than the minimum wage level observed locally, including in countries without legislation on minimum wage. Pay adjustment at Shell is directly linked to performance management. The system is shared transparently with all employees to help them understand how their pay adjustments are made annually. We continue to engage employees transparently and openly about our pay policies to help build understanding, trust, and confidence in our approach.
Flexible work
We seek to build a sense of community and collaboration within Shell's sites where we want employees to feel welcome and valued. By enabling people to balance their work and personal lives, we can help them perform at their best. Our Future of Work guide advises employees and team leaders on hybrid working options. Shell offers to meet both business and personal needs.
Physical, social, and mental well-being
Our goal is to empower our employees to feel their best and perform at their best. We do this by promoting mindsets and behaviours that support good health, by protecting our people from illness by mitigating known risk factors. We do this by using evidence-based tools, and by providing access to timely support and care for those who are injured, ill or struggling.

127	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Powering lives continued
Interventions to promote mental, physical, and social well-being are delivered via a mix of measures. For example, through the design of our workspaces, through benefits offerings such as gyms and health checks, and through our country-based employee networks, group activities and events. Our global campaigns, such as Care for Self and I'm Not OK, develop individual and team well-being skill sets, to create healthy and psychologically safe working environments, and to nurture a culture of care.
Mental well-being
At Shell we strive to reduce the stigma related to mental ill health through open conversations, global and country-level campaigns, senior leader communications, engagements with elected employee representatives and through our experience-sharing portal for employees. This commitment is underscored by the CEO's signing of the Global Business Collaboration for Better Workplace Mental Health Pledge in January 2023.

Global Mental Well-being Programme
In November 2023, Shell launched its Global Mental Well-being Programme following a successful pilot in 2022. The programme's interventions have a strong focus on developing a workplace culture that supports good mental health, and the voluntary survey enables employees to voice their experience of well-being in Shell. The data are anonymous and provide KPIs to report on progress and to identify opportunities to continually improve employee well-being.

Diversity, equity and inclusion
We have set clear goals for diversity, equity and inclusion (DE&I) and monitor these on a regular basis. Our CEO and EC are accountable for progress. We also continually assess our culture and staff engagement through tools such as the annual Shell People Survey. Detailed information on progress against our DE&I aspirations can be found on shell.com/DEI.
Shell employees and contractors are required to complete two mandatory training courses on DE&I: Conscious Inclusion and Respect in the Workplace. These reinforce expected behaviours for a respectful, inclusive workplace, and build our stance against discrimination and harassment, including bullying and sexual harassment. Employees and contractors are required to take these two courses every two years.
In 2023, our Shell People Survey showed a result of 83 points out of 100 for all questions relating to DE&I. This was unchanged from 2022 and suggests that overall our people feel that Shell is a workplace in which they belong and have equal opportunities to progress and grow. The result indicates that our people believe they are provided with a safe and inclusive work environment. We will continue to focus on improving our DE&I efforts as we strive to improve our result furthe
As of December 31, 2023, 89% of Shell employees now have the option to voluntarily declare their gender identity, sexual orientation, race and ethnicity, and disability where relevant and legal, via Shell's HR system. Data from this self-identification initiative (self-ID) allow us to monitor progress against our DE&I aspirations.
Gender
We strive for gender equality and we have signed the World Economic Forum declaration on closing the gender gap in the oil and gas sector. We have also endorsed the Catalyst CEO Champions for Change initiative for the advancement of women, especially those from ethnic minorities, into senior leadership and board positions.
In line with the UK Listing Rules, the Board of Shell plc aims for gender balance on the Board, with at least one senior board position [A] held by a woman. To provide flexibility for periods of change, we aim to maintain the representation of both men and of women at, or above, a minimum of 40%. As of December 31, 2023, women made up 42% of the Board with one senior board position, the CFO role, held by a woman.
[A]Senior board position means Chair, CEO, Senior Independent Director, or CFO.
Over the years, Shell has progressively improved the representation of women on the Executive Committee and in senior leadership roles. The table below shows the representation of women at December 31, 2023. As of January 1, 2024, we have more women than men on our Executive Committee, at 57%.

Level	2023	2022
Women on Board	42%	55%
Women on Executive Committee	43%	22%
Women in Senior Leadership roles [A]	32%	30%
[A]Senior Leadership is a Shell measure based on compensation grade levels. Shell is working towards achieving 35% representation of women in our senior leadership positions by 2025, and 40% by 2030. This measure is distinct from "senior manager" as per statutory disclosure requirements set out in the table below.

Gender diversity data (at December 31, 2023)

Gender diversity data	Men		Women
Directors of the Company	7	58%	5	42%
Senior managers [A]	806	66%	410	34%
Employees (thousand)	67	65%	36	35%
[A]Senior manager is defined in section 414C(9) of the Companies Act 2006 and, accordingly, the number disclosed comprises the Executive Committee members who were not Directors of the Company, and other directors of Shell subsidiaries.
Shell seeks to increase the overall representation of women in the organisation. As of December 31, 2023, 35% of Shell employees were women. Of the experienced hires who joined Shell in 2023, 38% were women compared with 40% in 2022. Of the graduate hires who joined Shell in 2023, 40% were women compared with 49% in 2022
A crucial element of improving gender balance is addressing any gender pay gap and we continue to work towards improvements in this area. We conduct an annual global gender pay equity review using a robust statistical approach. In 2023, countries in this review included Australia, Brazil, Canada, China, France, Germany, India, Malaysia, the Netherlands, Nigeria, the Philippines, Poland, Qatar, Singapore, South Africa, Thailand, Turkey and the UK.
For example, in the UK, we continue to make progress to close the gap. In 2023, the mean gender pay gap of all men and women across all in-scope [A] Shell companies in the UK is -3.7% to 18.7%, compared with 11.7% to 20.7% in 2022.
[A]Shell companies in the UK with 250 or more employees in line with UK government requirements on gender pay gap reporting.

128	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Powering lives continued
In parallel, the mean gender bonus gap ranged from -11.3% to 57% in 2023. This gap exists for several reasons, including fewer women in senior leadership positions and fewer women in higher-paid specialist roles. More information about the UK gender pay gap at Shell can be found on our website.
Race and ethnicity
We are working to address racial inequity and create an inclusive work environment where everyone feels valued. In 2020, we created the Shell Global Council for Race supported by a 20-member Employee Advisory Board composed of members from a diverse mix of racial and ethnic backgrounds. The council, which is sponsored by the CEO, aims to advance diversity in our workforce so that it better reflects communities where we work and from which we draw talent. The council focuses on the USA, the UK and the Netherlands.
Shell aims to maintain or exceed having at least one Board member from an ethnic minority background, acknowledging that in periods of Board change this balance may not be achieved. As of December 31, 2023, the Board had three members from an ethnic minority group. In addition, one of Shell's EC members identifies as being from an ethnic minority group. In support of the 2023 Parker Review recommendations, Shell aims to achieve 15% ethnic minority group representation in its Senior Management by 2027 [A].
[A]As per the 2023 Parker Review, "Senior Management" refers to EC and senior managers who report directly to them and "ethnic minority" refers to an individual who self-identifies as Asian, Black, Mixed/multiple, or other ethnic minority group, in line with the UK ONS classifications.
Due to local restrictions with ethnicity data collection and reporting, Shell offers employees the option to voluntarily declare their ethnicity via the Self-Identification (Self-ID) initiative [A].
[A]Ethnicity declaration is voluntary and collection of relevant data that is aligned to the UK ONS classifications is not available in all countries.
Improving the employee declaration rate via Self-ID continues to be a priority as it contributes to building and developing a diverse talent pipeline at Shell.

See "Nomination and Succession Committee" on pages 155-159 for our current talent management and succession process.

Shell has reported on its race and ethnicity ambitions in the USA, the UK and the Netherlands. The graphic below shows the ethnic distribution of Shell employees in the USA as reported to the US Department of Labor.

Employee ethnic diversity – USA

Employee ethnic diversity – UK
The graphic chart above shows the ethnic diversity of Shell employees in the UK based on self-identification data provided by employees. As ethnicity declaration is voluntary, our ethnicity declaration rate is not 100% and all calculations are based on a declaration rate of 83.1% in the UK. The 16.9% of our workforce who have not provided data or have chosen not to declare their ethnicity were not included in our calculations
In addition, Shell in the UK voluntarily publishes its ethnicity pay gap data and the steps it is taking to close the gap annually. This includes a recruitment ambition of 8% Black representation in graduate and experienced hires by 2025, in line with UK society.

See the Shell UK Diversity Pay Gap Report 2023 on shell.co.uk.

In the Netherlands, we are implementing our Ethnic Inclusion Plan which includes initiatives to raise awareness and to promote voluntary disclosure of Self-ID data. In 2023, we also recruited 34 new hires via Shell's Learning Programme for refugee talent in the Netherlands.
Shell also works with key suppliers to ensure they understand our DE&I expectations.

See our website shell.com for more information on our DE&I progress in the UK, the USA and the Netherlands.

LGBT+
We are working to advance lesbian, gay, bisexual and transgender plus (LGBT+) inclusion within Shell and the communities where we work. We promote equal opportunity and aim to create an environment where people feel included, regardless of sexual orientation or gender identity. Our approach reinforces respect for people and provides psychological safety for our LGBT+ employees. Most of our work around LGBT+ inclusion happens at a country level in line with local policies, laws and regulations. Our Global LGBT+ Inclusion Guidelines, published in 2022, are designed to help country teams develop their own plans. Of the 15 countries with an LGBT+ employee resource group, 13 are adopting these guidelines in their multi-year plans.

129	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Powering lives continued

Benchmarking our LGBT+ initiatives
We benchmark our initiatives externally. In 2023, Shell was recognised as an "Advocate" in the 2023 Workplace Pride Global benchmark, which is the highest level awarded to companies that stand out as clear leaders in LGBTIQ+ workplace inclusion. In the USA, we have received a 100% score from the Human Rights Campaign Foundation's Corporate Equality 2023 Index and have achieved a top score every year since 2016.

Disability inclusion and accessibility
We aim to create an inclusive, psychologically safe and accessible environment where people with disabilities can excel. We provide support and adjustments for people with disabilities during the recruitment process and throughout their careers with Shell, including access to educational resources, training programmes, and personal and professional development. In May 2023, we launched a Disability, Accessibility and Inclusion Portal providing comprehensive guidance and tools for line managers, leaders, people with disabilities and employees to be active allies. Shell's enABLE employee resource groups provide expertise and advice to Shell leaders and our businesses on accessibility and disability inclusion. We also offer a workplace accessibility service which covers 79 locations in 37 countries. The team is supported by functions such as Shell Health, Human Resources, Real Estate and IT.
Shell is part of the Valuable500, which connects 500 of the world's most influential global businesses to help progress large-scale disability inclusion. We are also an active members of the Business Disability Forum and Purple Space.
Employee share plans
We have several share plans designed to align employees' interests with our performance through share ownership.

See the "Directors' Remuneration Report", pages 174-176 for information about the share-based compensation plans for Executive Directors.

Performance Share Plan, Long-term Incentive Plan and exchanged awards under the BG Long-term Incentive Plan
The Performance Share Plan (PSP) and Long-term Incentive Plan (LTIP) are designed to ensure that remuneration is clearly aligned with Shell's operating plan and longer-term strategic ambitions. The same measures apply to Executive Directors and Senior Management and to a significantly broader employee base.
PSPs are long-term incentives, measured over a three-year performance period, designed to retain key employees and ensure they have a greater investment in Shell's future. The LTIP, also measured over a three-year performance period, is used to make long-term share incentive awards to Executive Directors, Executive Committee members and Senior Executives.
Under the PSP, 50% of the award is linked to certain indicators described in "Performance indicators" on pages 27-28, averaged over the performance period. For 2020, 11.25% of the award is linked to the free cash flow (FCF) measure and 5% is linked to an energy transition measure. The remaining 33.75% is linked to the comparative performance condition. For 2021 and 2022, 10% of the award is linked to the FCF measure and 10% is linked to an energy transition measure. The remaining 30% is linked to the comparative performance condition. From 2023, 12.5% of the award is linked to an organic FCF measure and 12.5% is linked to an energy transition measure. The remaining 25% is linked to the comparative performance condition, which is based on two performance measures.
Under the LTIP award made in 2020, 22.5% of the award is linked to the FCF measure and 10% is linked to an energy transition measure. The remaining 67.5% is linked to the comparative performance condition mentioned above. For 2021 and 2022, 20% of the award is linked to the FCF measure and 20% is linked to an energy transition measure. The remaining 60% is linked to the comparative performance condition. From 2023, 25% of the award is linked to an organic FCF measure and 25% is linked to an energy transition measure. The remaining 50% is linked to the comparative performance condition, which is based on two performance measures.
Separately, following the BG acquisition, certain employee share awards made in 2015 under BG's Long-term Incentive Plan were automatically exchanged for equivalent awards over shares in the Company. The outstanding awards take the form of nil-cost options.
Under all plans, all shares that vest are increased by an amount equal to the notional dividends accrued on those shares during the period from the award date to the vesting date. In certain circumstances, awards may be adjusted before delivery or be subject to clawback after delivery. None of the awards results in beneficial ownership until the shares vest.

See Note 27 to the "Consolidated Financial Statements" on page 283.

Restricted share awards
Restricted Share Awards (awarded under the Shell Share Plan 2014 and Shell Share Plan 2023) are free share awards made on a highly selective basis to senior staff. All shares that vest are increased by an amount equal to the notional dividends accrued on those shares during the period from the award date to the vesting date. In certain circumstances, awards may be adjusted before delivery or be subject to clawback after delivery.
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

130	Shell	Form 20-F 2023

Strategic Report | Performance in the year

Safety

Safety
Safety, along with our core values, underpins our Powering Progress strategy. We aim to do no harm to people and to have no leaks across our operations. We call this our Goal Zero ambition.
We seek to improve safety by focusing on the three areas where the safety risks associated with our activities are highest: personal, process and transport. We strive to reduce risks and to minimise the potential impact of any incident, with a particular emphasis on the risks with the most serious consequences if something goes wrong.
Our multi-year process of refreshing our approach to safety for all employees and contractors started in 2020. This approach is rooted in a consistent focus on human performance. We ask people at Shell to apply a learner mindset, by which we mean the belief that we can always improve, enhance individual capabilities, learn from mistakes and successes, and speak up freely without repercussions.
In practice, our refreshed approach to safety is about enhancing how we prepare for and conduct high-risk activities by, for example:
￮executing frontline work: build an environment of trust and learning, strengthen team leaders' coaching and engagement skills, and embed pre-start work preparations such as those developed by the International Association of Oil & Gas Producers (IOGP);
￮applying acknowledged industry safety tools: in 2022, we moved from the Shell Life-Saving Rules to industry-wide Life-Saving Rules so that Shell employees and contractors are working on the same basis to manage risks; and
￮using technology and digital tools to reduce exposure, identify conditions that may lead to serious incidents and fatalities, and enhance learning.
It is also about capturing more insights from performance analysis by, for example:
￮using metrics focused on serious injuries and fatalities (SIF) and the lessons that we can derive from high-potential incidents and events that could have led to SIF incidents;
￮seeking to capture underlying causes and systemic patterns through incident investigations; and
￮aiming to embed lessons learned from the above points in training and instructions for work preparation and execution.
In 2023, we integrated this safety approach into the plans of our facilities, projects and functions. Many of our non-operated ventures and companies that are operated by Shell, but not integrated into our systems, have also chosen to implement elements of our refreshed approach.
Technology and safety
We are establishing connected ecosystems for data gathering, analysis and reporting through the digital transformation of our equipment. Digitalisation helps to automate processes so that they can be supported remotely, for example, by quickly taking action in the event of unsafe situations.
For example, T-Pulse, an AI-automated safety monitoring solution developed by the Indian company Detect Technologies, uses CCTV feeds to detect unsafe situations, such as fall and fire hazards. It identifies and reports real-time safety issues and unsafe behaviours to enable urgent conversations, followed by coaching for improvement.
Shell started to deploy T-Pulse in 2020, and had installed it at 13 sites by the end of 2023. By then, it had created alerts for more than 10,000 situations with potential safety issues. Analysis showed that in more than 500 of those situations, an intervention helped to avoid potential significant harm to people or leaks to the environment.
Personal safety
We continue to strengthen the safety culture and leadership among our employees and contract staff. This aligns with our focus on caring for people.
When our employees and contractors perform tasks, we expect them to consider the hazards that could potentially cause serious harm and the effectiveness of the barriers in place to avoid serious harm. We run safety awareness programmes, and hold an annual global Safety Day to give employees and contractors time to discuss safety culture on the frontline, reflect on how to prevent incidents, and how to improve performance.
In 2023, the focus was on "failing safely", which means we recognise that people make mistakes and that our barriers need to be capable of managing the impact of those mistakes to prevent harm.

131	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Safety continued
In 2023, we achieved safe construction, commissioning and start-up of a floating production unit (FPU) for the Shell-operated Vito field (Shell interest 63.1%) in the US Gulf of Mexico. The fabrication of another FPU, Seatrium, for the Shell-operated Whale field (Shell interest 60%) in the Gulf of Mexico, was completed in 2023 after 12 million hours without fatality or serious injury.
Process safety
Process safety management is about keeping hazardous substances inside pipes, tanks and vessels, and ensuring that well fluids are contained during construction, interventions (such as maintenance) and incidents. Our Asset Integrity and Process Safety Management Principles guide our actions from project design and construction throughout the life cycle of facilities to keep sites, employees and contractors safe.
Our global standards define our requirements for the identification of process safety hazards and the design of controls to prevent the release of the identified hazards. For example, offshore wells must be designed with at least two independent barriers in the direction of flow to reduce the risk of an uncontrolled release of hydrocarbons. In the event of a spill or a leak, our standards require the use of independent recovery measures to reduce the likelihood of a release becoming catastrophic. We regularly inspect, test and maintain these barriers so that they meet our standards.
Collaboration with industry stakeholders, customers and suppliers is critically important to achieve our process safety ambitions. We focus on disciplined delivery of our work processes. At the same time, we seek to make these work processes more effective through active learning, a continuous improvement mindset and striving to create a working environment where everyone feels safe to speak up.
The three core pillars to help improve our process safety performance are:
￮to simplify our risk management by standardising our risk assessment tools and make more use of digitalisation;
￮to embed human performance factors in frontline work execution; and
￮to shift the process safety indicators from lagging to leading indicators with a greater focus on the risk potential.
Preparing for emergencies
We prepare and practise our emergency response to incidents, such as a spill or a fire. This involves working closely with local emergency services and regulatory agencies to jointly test our plans and procedures. Shell requires key operating facilities to test their emergency response preparedness every three years. In 2023, we held four large-scale emergency response exercises at certain assets we operate in Trinidad and Tobago, Singapore, the UK and the USA. We also supported one large-scale emergency response exercise at an asset in Argentina, owned and operated by Raízen, one of our joint ventures (Shell interest 44%).
We have set up three regional Emergency Response Leadership Councils for the Americas; Asia-Pacific; and Europe, the Middle East, and Africa. The councils bring together experts from different teams that need to be able to work together seamlessly in case of emergencies. In 2023, the councils' annual conferences covered a variety of topics such as business continuity, cyber security, performance under stress, battery storage emergencies, use of drones and competence development.
Transport safety
Transporting large numbers of people, products and equipment by road, rail, sea and air poses safety risks. We seek to reduce these risks by developing best-practice standards within Shell. We also work with specialist contractors, industry bodies, non-governmental organisations and governments to find ways of reducing transport safety risks.
Road safety
In 2023, Shell employees and contractors drove around 464 million kilometres on company business. Commercial road transport accounts for most of this but only two of this year's 18 severe motor vehicle incidents (SMVIs) occurred during commercial road transport. An SMVI is defined as a motor vehicle incident resulting in a fatality, serious injury or a rollover of a vehicle. Nine SMVIs occurred during business travel, two during commercial transport activities and the remaining seven during on-site operations. There were no road transport-related fatalities in 2023.
In 2023, about 30,600 Shell employees and individual contractor colleagues were identified as driving on work-related business, and therefore required defensive driver training (DDT). In 2023, we launched an internal virtual DDT course to align better with industry partners' approaches.

Addressing driver fatigue
Falling asleep behind the wheel or being distracted while driving are amongst the leading causes of road accidents worldwide. We worked with four universities to identify suitable devices and started deployment in 2020, at the Shell-operated QGC facility in Australia.
By the end of 2023, we had installed active fatigue and distraction detection (AFDD) devices in around 3,380 vehicles operated by Shell or our contractors in countries where road transport risks are highest. In 2024, we will continue to install AFDD devices in vehicles operated by Shell, including both contractor and Shell-owned vehicles. The AFDD devices have recorded and intervened in at least 130 high-risk fatigue events, preventing what could have resulted in motor vehicle incidents if the devices had not alerted the drivers.

Photo: Transportation is intrinsic to our business activities.

Safety at sea
At the end of 2023, we managed and operated a global fleet of 25 tankers, liquefied natural gas carriers and the world's first liquefied hydrogen carrier, the Suiso Frontier.

132	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Safety continued
Air safety
In 2023, for Shell-operated ventures, our owned and contracted aircraft flew more than 38,000 hours and safely carried more than 281,000 Shell employees and contractors to destinations across the world. In addition, remotely piloted aircraft safely completed almost 3,400 flight hours on surveys, inspections, emissions surveillance, and security and incident response.

See our website shell.com for more information on transport safety.

Working with others
We work with contractors and suppliers to help them understand our safety requirements. We strive to improve the energy industry's safety performance by sharing safety standards and experience with other operators, joint-venture partners, contractors and professional organisations.
In 2023, senior executives from Shell's 23 major global contractors joined Shell executives in Norway for our annual Contractor Safety Leadership workshop. Focus areas of discussion were worker welfare and human rights, mental health and technology solutions for safer work at the frontline.
Also in 2023, leadership teams from 25 Shell joint ventures and companies newly acquired by Shell met in the Netherlands to discuss topics such as worker welfare and related industry standards, and the importance of alignment on safety.
Contractor safety
Executives from Shell and our major contractor companies have collaborated on Shell's contractor safety leadership (CSL) programme since 2014. The programme seeks to identify strategies and practical ways to improve a shared safety culture and achieve our Goal Zero ambition of no harm and no leaks.
Importance of contractor safety for Shell

Goal Zero
No harm. No leaks.

Shell-contractor safety leadership (CSL)

- **23** contractor companies in CSL programme
- **550,000+** direct employees (total for all CSL members)
- **80m+** exposure hours annually

Contractor safety management in Shell

- **58%** share of contractor exposure hours in Shell-operated ventures
- Majority of the high-risk work is performed by our contractors
- We want every contractor that works for us to go home safely every day

Shell supply chain management

- **~25,000** global supplier/contractor companies in 2023
- **$48.6 billion** spent on goods and services in 2023 globally
- In partnership with our key contractors

Shell's strategy

Powering Progress
Underpinned by our core values of honesty, integrity and respect for people, and our focus on safety.

- Generating Shareholder Value
- Powering Lives
- Achieving Net-Zero Emissions
- Respecting Nature

133	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Safety continued
Safety performance
We are deeply saddened to report that four of our contractor colleagues in Shell-operated ventures lost their lives in 2023 during the course of their work for Shell. An additional contractor colleague who was injured in 2023, succumbed to their injuries in February 2024. One contractor colleague in Malaysia died during scaffolding work, and one in the Philippines died after a fall from height. Two contractor colleagues in Nigeria died in a security incident, along with four government security agents. In Nigeria, another contractor colleague injured in a tugboat fire incident later passed away.
These losses have a deep and far-reaching impact on families, friends and colleagues. We are determined to learn from these incidents and take steps to prevent something similar from happening again. We continue to work closely with our contractors to help build a strong safety culture at the frontline.
Several industry safety leadership groups confirm that serious and high-potential incidents often have different root causes than most lower-consequence events. The serious injury, illness and fatality frequency (SIF-F) enables us to focus our investigations on the most serious incidents. The aim is to collect and analyse relevant, high-quality data that can help us improve our efforts to prevent serious injuries and fatalities.
In 2023, the SIF-F was 2.6 injuries and illnesses per 100 million working hours compared with 2.0 in 2022. The SIF-F for 2022 was adjusted from 1.7 to 2.0 due to a classification change for one injury after publication in March 2023. The number of serious injuries and fatalities increased to 12 in 2023 (five fatalities and seven serious injury cases) from nine in 2022. Fatalities in 2023 include one contractor colleague who was injured in a 2023 incident and unfortunately died from their injuries in February 2024.
The number of Tier 1 and 2 operational process safety events in 2023 decreased compared with 2022. There were 63 incidents reported during the year compared with 66 in 2022.
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
In 2023, there were zero Level 1 or Level 2 well control incidents in Shell-operated ventures. A well control incident is defined as a well set up with less than two barriers in place to protect it against a release through any potential path.
As part of Shell's learner mindset approach, we investigate serious incidents so we can understand the underlying causes, including technical, behavioural, organisational and human factors. We share what we learn, including with contractors. We implement mitigations at the site and in the country and business where the incident occurred. We seek to turn incident findings into improved standards or better ways of working that can be applied widely across similar facilities.

See our 2023 Shell Sustainability Report for more information about our safety performance.

Security
Our operations expose us to criminality, civil unrest, activism, terrorism, cyber disruption and acts of war that could have a material adverse effect on our business (see "Risk factors" on page 22). We seek to obtain the best possible information to enable us to assess threats and risks.
We conduct detailed threat and risk assessments for our Shell-operated venture assets, facilities, business, projects and activities so that security risk mitigations achieve the principles of deter, detect, delay and respond. Further mitigations include strengthening the security of assets, reducing our exposure as appropriate and using journey management plans. We also invest in information risk management capabilities and crisis management and business continuity measures. We learn from incidents, in order to continually improve our security risk management in Shell.
To help us understand the threats, we build strong and open relationships with government, law enforcement, military forces, industry peers and specialist security information providers. On the basis of these threat assessments, we identify security risks to employees, assets, including information technology equipment, and operations. We then seek to manage the risks so they are as low as reasonably practicable. Risk mitigation includes strengthening the security of sites, reducing our exposure to threats as appropriate, journey management, information risk management and cyber defence operations, crisis management and business continuity measures.
We conduct training and awareness campaigns for employees, and provide them with travel advice and access to 24/7 assistance while travelling. We consistently verify the identity of our employees and contract staff, we control physical access to our sites and activities, and we document access with digital tools. We take steps to have clear and planned responses to security incidents, so that we are able to react quickly and effectively if they occur.
Shell is a member of the Voluntary Principles on Security and Human Rights initiative. This is a multi-stakeholder initiative of governments, extractive sector industries and NGOs that gives guidance on how to respect human rights, while providing security for business operations. Shell implements this guidance across its companies, concentrating on countries where the risks of working with state and private security forces are greatest.
In the EC, accountability for security matters sits with the Chief Human Resources and Corporate Officer.

134	Shell	Form 20-F 2023

Strategic Report | Performance in the year

Living by our values

Our core values of honesty, integrity, and respect for people, as well as our focus on safety and sustainability are critical to our strategy. We are committed to doing business in an ethical and transparent way.
Ethics and transparency
Our core values underpin our work with employees, customers, investors, contractors, suppliers, NGOs, the communities where we operate and others. The Shell General Business Principles, Code of Conduct and Ethics and Compliance Manual help everyone at Shell act in line with our values.
Shell General Business Principles
The Shell General Business Principles (SGBP) set out our responsibilities to shareholders, customers, employees, business partners and society. They set the standards for how we conduct business with integrity, care and respect for people. As part of these principles, we commit to contribute to sustainable development, balancing short- and long-term interests and integrating economic, environmental and social considerations into our decision-making. All Shell employees and contractors, and those at joint ventures we operate, are expected to behave in line with these business principles. The company undertakes a range of activities to help embed the SGBP within the organisation. These include training and encouraging people to discuss the dilemmas they face in their work.
Code of Conduct
The Shell Code of Conduct explains how employees, contractors and anyone else acting on behalf of Shell must behave to live up to our business principles. It covers safety, anti-bribery and corruption, fair competition, human rights and other important areas. Shell employees, contractors and third parties can report any potential breaches of the Code of Conduct confidentially through several channels, including anonymously through a global helpline operated by an independent provider. We maintain a stringent no retaliation policy to protect any person making an allegation in good faith.
In 2023, there were 2,134 reports to the Shell Global Helpline. Of those, 254 cases were confirmed breaches of the Code of Conduct, 278 employees or contractor staff were subject to disciplinary action, and 66 people were dismissed.
Data protection
Over the last decade, the Shell Group has continued to invest in and develop a mature and robust privacy compliance programme based on our Binding Corporate Rules (BCRs). These rules are perceived as a positive mechanism by data privacy regulators for enabling lawful data sharing and demonstrating accountability within large corporate groups. The BCRs allow intra-group transfers of personal data without needing to enter into additional complex intra-group agreements. The overall objective of the programme is to enable the Shell Group of companies to collect, handle and manage personal data in a professional, ethical and lawful manner.
Shell's Chief Privacy Officer serves as the Data Protection Officer (DPO) under the EU's General Data Protection Regulation (GDPR) and other applicable data privacy laws, except where there is a requirement to have a locally based DPO, such as in China and the Philippines.
Our staff receive guidance on the requirements in Shell's Ethics and Compliance Manual, on an internal website focusing on data privacy, training modules where completion is monitored and regular messages from Shell leaders on the importance of managing data privacy risks.
We monitor new and imminent data privacy legislation and seek to ensure we have a robust impact assessment process in place for the relevant businesses. We design our operations and processes based on relevant data privacy requirements and we build controls into our processes and practices which cover the handling of personal data.
We maintain a Group-wide incident management process designed to immediately identify and remediate data privacy breaches. The process also helps us to comply with country-level requirements for reporting breaches. Some of our acquired companies are not yet in full compliance with our BCRs. Following assessments for each of those companies, specific actions are planned and put in place to achieve compliance, with regular updates made on their progress to management.
Anti-bribery and corruption
Shell has rules on anti-bribery and corruption in its Code of Conduct and Ethics and Compliance Manual.
We maintain an anti-bribery, anti-tax evasion and anti-money laundering (ABC/AML) programme, with adequate resources, a comprehensive governance structure and established reporting lines. Staff receive guidance on the requirements listed in Shell's Ethics and Compliance Manual, an ABC/AML-specific website, training modules where completion is monitored and regular messages from Shell leaders on the importance of managing ABC/AML risks.
Shell has around 25,000 suppliers worldwide. We offer free training in anti-bribery and anti-corruption practices to selected suppliers and contractors. This training is available in 14 languages. In 2023, we offered training to 131 third-party organisations in 16 countries.

135	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Living by our values continued
Antitrust and competition laws
We maintain an antitrust compliance programme with adequate resources, a comprehensive governance structure and established reporting lines. Staff receive guidance on the requirements listed in Shell's Ethics and Compliance Manual, an internal antitrust-specific website, training modules where completion is monitored and messages from Shell leaders on the importance of managing antitrust risks. Staff must understand and comply with the Protect Shell Policy, which explains Shell's position on managing antitrust risks in engagements with parties external to Shell. In response to fast-moving external antitrust developments and trends, internal guidance is continually being monitored to ensure that it remains relevant.
Compliance in our Trading and Supply business
We maintain a Trading Compliance function managed by a Chief Compliance Officer, as regulated by the UK Financial Conduct Authority (FCA), the US Commodities Futures Trading Commission (CFTC) and the Securities Commission of the Bahamas (SCB) with adequate resources, including employees and budget; a comprehensive governance structure, including mitigating control measures; and established reporting lines. Employees in Shell's Trading organisation receive clear guidance through the Shell Code of Conduct; the organisation's Trading Compliance Manual supplemented with specific policies; a specific internal compliance website; mandatory training modules where completion is monitored and additional training sessions. Shell leaders reinforce the importance of managing compliance and conduct risk in the trading organisation. Shell's Trading Compliance function has a dedicated monitoring and surveillance team, which has systems for trade surveillance and monitoring communications.
Trade compliance and sanctions
We continue to develop and maintain a trade compliance programme with adequate resources, robust screening protocols, a comprehensive governance structure and established reporting lines. Staff receive guidance on the requirements listed in Shell's Ethics and Compliance Manual, a specific website for trade compliance, training modules where completion is monitored and messages from Shell leaders on the importance of managing trade compliance risks. The effectiveness of the programme is assessed annually (more frequently if necessary) and we are continually seeking ways to improve it.
Reputation and brand
We continually assess and monitor the external environment for potential risks to our reputation. We engage in dialogue with our key stakeholders, such as investors, industry and trade groups, academics, governments and non-governmental organisations to gain greater insights into societal expectations of the Shell Group of companies. We also take proactive steps when warranted, through legal means to protect our reputation from unwarranted accusations. We have mitigation plans for identified individual risks at the Group, country and line of business level. Our country chairs are responsible for implementing country plans which are updated annually. We continually develop and defend our brand in line with Shell's purpose and target our efforts to drive brand differentiation, relevance and preference.
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
Sustainability reporting boundary and guidelines
Data in the Respecting nature, Powering lives, Safety and Living by our values sections are reported on a 100% basis in respect of activities where a Shell company is the operator (unless noted otherwise). Reporting on an operational control basis differs from that applied for financial reporting purposes in the "Consolidated Financial Statements" on pages 217-290. Find additional information on our environmental and social performance in our 2023 Shell Sustainability Report expected to be published in March 2024.
Our reporting on sustainability follows certain guidelines. For example:
￮As a member of the World Business Council for Sustainable Development, we support its updated criteria for membership from 2022, which include requirements for corporate transparency.
￮Our reporting is informed by guidelines developed by Ipieca, the global oil and gas association for advancing environmental and social performance across the energy transition.
United Nations Sustainable Development Goals
Governments are responsible for prioritising and implementing approaches that meet the UN's 17 Sustainable Development Goals (SDGs). We strive to play our part in helping governments and societies achieve the SDGs and these were one of the considerations in the development of our Powering Progress strategy. We believe the actions we take as part of our strategy can help directly contribute to 13 of the SDGs, while indirectly contributing to others.
Board oversight for sustainability
We describe Shell's overall governance framework on pages 149-154 and provide information on the roles of the Board, its committees, and the Executive Committee. The Sustainability Committee (SUSCO) is one of the four standing committees of the Board of Directors of Shell plc. The SUSCO's responsibilities are to review the progress of Shell with respect to sustainability and the non-financial elements of our Powering Progress strategy.

See pages 160-161 for information about SUSCO and its activities.

The Annual Report on Remuneration (see pages 177-193) provides details of how the Shell scorecard captures key performance indicators for safety, environment and climate.

136	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Living by our values continued
HSSE & SP Control Framework
In Shell, health, safety, security, environment, and social performance (HSSE & SP) are vitally important to generating value. They are indispensable elements of our organisation. We have internal standards and a clear governance structure to help manage HSSE & SP risks and avoid potential adverse effects. These also help us to develop mitigation strategies aimed at ensuring that if an HSSE & SP risk materialises, we avoid the worst possible consequences and have ways to remediate any environmental damage. The Shell HSSE & SP Control Framework (CF) consists of mandatory manuals, which align with the Shell Commitment and Policy on HSSE & SP. Guidance documents, assurance protocols, and training materials support the implementation of the manuals. Our standards describe how key control processes need to be implemented, for example, to help make production safer and manage the care of equipment. The HSSE & SP CF applies to every Shell entity and Shell-operated venture. It defines requirements and accountabilities at each organisational level, setting expectations for the management of HSSE & SP risks. We aim to ensure that significant HSSE & SP risks associated with our business activities are assessed and managed to minimise them as far as reasonably practicable. Our subject matter experts provide advice and support businesses to improve HSSE & SP performance. The applicability of specific HSSE & SP CF requirements to contractors depends on the defined HSSE & SP risks of the material or services procured as determined by the contracting Shell entity in the context of the HSSE & SP CF. Contractors are required, through appropriate contract provisions, to adhere to either Shell requirements and standards, or applicable industry standards.
When planning new major projects, we conduct detailed environmental, social and health impact assessments. We routinely practice implementing our emergency response plans to potential events such as spills or fire, which pose a significant risk. The Shell Internal Audit & Investigation team provides assurance on the HSSE & SP controls to the Audit and Risk Committee.

Safety, Environment & Asset Management (SEAM) Standards
Our health, safety, security, environment, and social performance standards and governance structure are currently defined in our Health, Safety, Security, Environment and Social Performance (HSSE & SP) Control Framework and supporting guidance documents.
We will begin transitioning to our new Safety, Environment & Asset Management (SEAM) Standards, which come into effect from July 1, 2024. This is part of the Shell Performance Framework, which is the overarching framework adopted by Shell to deliver on its strategy. Implementation of migration to the SEAM Standards, pursuant to guidance on expectations and process, will continue throughout 2024 into 2025.

Health, Safety, Security, Environment & Social Performance Control Framework
The HSSE & SP Control Framework defines mandatory standards, requirements and accountabilities.
The framework applies to Shell entities and Shell-operated ventures, including employees and contractors.

137	Shell	Form 20-F 2023

Strategic Report | Performance in the year
Living by our values continued
Assurance
The Shell Internal Audit & Investigations (SIAI) team is the single independent assurance organisation within Shell. Within SIAI, the HSSE & SP and Asset Management Assurance team provides assurance to the Board's Audit and Risk Committee on the effectiveness of the HSSE & SP CF through an audit programme.
We take care to invest responsibly in the energy transition and screen investments against multiple criteria. We expect joint ventures not operated by Shell to apply standards and principles substantially equivalent to our own and support them in doing so. We offer to help them review the effectiveness of their implementation. Even if a review is not conducted, we periodically evaluate HSSE & SP risks faced by the ventures that we do not operate. If a venture does not meet our HSSE & SP expectations, we seek to improve performance by working with our partners to develop and implement remedial action plans.
Divestments
When considering divestments, we collaborate with in-house and external experts, where appropriate, to conduct checks and examine key attributes of potential buyers. These attributes may include their financial strength, operating culture, HSSE policies and approach to ethics and compliance. We also consider risk management and people management processes and standards, community liaison practices, and social performance programmes.
Applicable attributes are assessed against Shell's policies and relevant local regulations. Divestments are often subject to the approval of regulators, which may in part depend on potential buyers' HSSE capacity, compliance record and asset stewardship capabilities.

See the section "Risk management and controls" on page 151 for more information.

Decommissioning and restoration
Decommissioning is part of the normal life cycle of every oil and gas structure. We work hard to close and dispose of installations in a safe, efficient, cost-effective and environmentally responsible manner. This includes restoring the surroundings of platforms and facilities in line with relevant legislation, while taking our own standards into account. We have decommissioning and restoration activities under way in Brazil, Brunei, India, the Netherlands, the UK and the USA. We seek to reuse, repurpose and recycle materials in decommissioning. At the end of 2023, we reported $19 billion on our balance sheet for current and non-current decommissioning and other provisions.

See Note 24 to the "Consolidated Financial Statements" on pages 275-276.

Shell invests in innovative decommissioning and restoration technologies both in-house and by funding third parties. For example, in the Netherlands, we have developed technology to deep-clean hazardous contaminants from unused pipelines. This allows us to sell the pipelines for reuse, such as piping hydrogen, or recycle them as part of our ambitions on circularity.

See the business sections on pages 39-79 for more information.

138	Shell	Form 20-F 2023

Governance
The Board of Shell plc

Career
Prior to joining Shell, Sir Andrew Mackenzie was CEO of BHP from 2013 to 2019 after joining BHP in 2008. As BHP CEO, he simplified and strengthened the business, and made it the first miner to pledge to tackle emissions caused when customers use its products.
From 2004 to 2007 at Rio Tinto, Sir Andrew was Head of Industrial Minerals, then Head of Industrial Minerals and Diamonds. Prior to this, Sir Andrew spent 22 years with BP, joining in 1982 in research and development, followed by international operations and technology roles across most business streams and functions – principally in exploration and production, and petrochemicals, including as Chief Reservoir Engineer and Chief Technology Officer. Sir Andrew was also Vice President for Chemicals in the Americas, then Olefins and Polymers globally.
From 2005 to 2013, Sir Andrew served as a Non-executive Director of Centrica. He has also served on many not-for-profit boards, including public policy think tanks in the UK and Australia. He was knighted in 2020 for services to business, science, technology and UK-Australia relations.
Relevant skills and experience
Sir Andrew has led international FTSE 100 businesses, and has more than 30 years' experience in the mining and energy industries. Following early academic distinction, Sir Andrew made important contributions to geochemistry, including groundbreaking methods for oil exploration and recovery. He was recognised as "one of the world's most influential earth scientists" and made a Fellow of the Royal Society in 2014.
Sir Andrew has applied his deep understanding of the energy business and geopolitical outlook to create public-private partnerships and advise governments around the world. He has consistently pursued sustainable action on climate change in the interests of access to affordable energy and global development. His expertise is helping Shell navigate the energy transition. Sir Andrew also champions gender balance, the rights of Indigenous Peoples, and the power of large companies to make a positive contribution to society – all of which align closely with Shell's purpose, strategy and values.

Sir Andrew Mackenzie Chair

Tenure
Chair - Two years and nine months
(appointed May 18, 2021)
On Board - Three years and five months
(appointed October 1, 2020)
Board committee membership
Chair of the Nomination and Succession Committee
Outside commitments on listed and large private companies
Chair of UK Research and Innovation (UKRI)
Age        Nationality
67        British

Career
Dick Boer was President and CEO of Ahold Delhaize from 2016 to 2018. Prior to the merger between Ahold and Delhaize, he served as President and CEO of Royal Ahold from 2011 to 2016. From 2006 to 2011 he was a member of the Executive Board of Ahold and served as Chief Operating Officer of Ahold Europe. Dick joined Ahold in 1998 as CEO of Ahold Czech Republic and was appointed President and CEO of Albert Heijn in 2000. In 2003, he also became President and CEO of Ahold's Dutch businesses. Before joining Ahold, Dick spent more than 17 years in various retail positions, for SHV Holdings N.V. in the Netherlands and abroad, and for Unigro N.V.
Relevant skills and experience
Dick has a deep understanding of brands and consumers, and extensive knowledge of the US and European markets, from his time leading one of the world's largest food retail groups. He has considerable experience at the forefront of retailing and customer service, which extended in more recent years to e-commerce and the digital arena. This experience is most timely as Shell focuses on the growth of our marketing activities and increasing consumer choices in energy products.
Dick brings sound business judgement and a proven track record in strategic delivery to Shell, evidenced by the combination of Ahold and Delhaize. He is also passionate about sustainability and is well informed on the importance of the various stakeholder interests in this area.

Dick Boer Deputy Chair and Senior Independent Director

Tenure
Three years and nine months
(appointed May 20, 2020)
Dick was appointed Deputy Chair and Senior Independent Director on May 23, 2023.
Board committee membership
Member of the Audit and Risk Committee, member of the Nomination and Succession Committee, and a member of the Remuneration Committee
Outside commitments on listed and large private companies
Non-executive Director of Nestlé and SHV Holdings; and Chair of the Supervisory Board of Just Eat Takeaway.com
Age        Nationality
66        Dutch

139	Shell	Form 20-F 2023

Governance
The Board of Shell plc continued

Career
Wael began his career at Shell in 1997 as an engineer with Petroleum Development Oman. By the mid-2000s, Wael was Managing Director and Chairman of Shell Qatar, where he oversaw Shell's business in Qatar, including its liquefied natural gas (LNG) and gas-to-liquids (GTL) divisions. Wael then became Executive Vice President of Deep Water, where he was responsible for driving its transformation into a leading business for Shell.
Prior to being appointed CEO at the start of 2023, Wael joined the Executive Committee in 2019 as Upstream Director, and then, in 2021, he became Shell's Director of Integrated Gas, and Renewables and Energy Solutions. Wael was a trustee of Shell Foundation from 2019 to the end of 2022.
Relevant skills and experience
Wael holds an MEng from McGill University in Montreal, Canada, and an MBA from Harvard Business School. During his Shell career, spanning more than 25 years, he has worked in Europe, Africa, Asia and the Americas, and has held roles across all of Shell's businesses. He has led several major commercial transactions, including mergers, acquisitions and divestments, as well as new business development projects.
Wael is an exceptional leader, with all the qualities needed to drive Shell safely and profitably through its next phase of transition and growth. His track record of commercial, operational and transformational success reflects not only his broad, deep experience and understanding of Shell and the energy sector, but also his strategic clarity. He combines these qualities with a passion for people, which enables him to get the best from those around him.

Wael Sawan Chief Executive Officer

Tenure
One year and two months
(appointed January 1, 2023)
Board committee membership
N/A
Outside commitments on listed and large private companies
No external appointments
Age        Nationality
49        Lebanese and Canadian

Career
Sinead Gorman joined Shell in 1999 and has held key leadership roles in Finance. She started her Shell career in the Shell International Trading and Shipping Company (STASCO) based in London, UK, and then moved to the Coral Energy joint venture, in Houston, Texas, USA. Sinead worked in Mergers and Acquisitions and Treasury, based in the Netherlands, before moving back to Houston as Vice President Finance for Shales.
Prior to her appointment as CFO, Sinead held the positions of Executive Vice President (EVP) Finance for Upstream; Projects & Technology, as well as Integrated Gas and New Energies.
Relevant skills and experience
Sinead has an MEng from the University of Oxford, and an MSc in Finance from London Business School.
Sinead has more than two decades' experience of working for Shell. She has built a deep understanding of finance across the industry, spanning a wide range of businesses, and possesses a breadth of experience in trading, new business development and capital projects.
Sinead has held regional and global finance leadership roles across Europe and the USA, and latterly, in Shell's Upstream, Integrated Gas and Renewables and Energy Solutions businesses, and in Projects & Technology and Corporate.
Highly regarded for her commercial abilities and external focus, Sinead has a strong track record in cost leadership, principle-based decision-making and detailed capital stewardship.

Sinead Gorman Chief Financial Officer
Tenure One year and 11 months (appointed April 1, 2022) Board committee membership N/A Outside commitments on listed and large private companies No external appointments Age Nationality 46 British

140	Shell	Form 20-F 2023

Governance
The Board of Shell plc continued

Career
Neil Carson is a former FTSE 100 CEO. He joined Johnson Matthey in 1980 where he held several senior management positions in the UK and the USA, before being appointed CEO in 2004. Since retiring from Johnson Matthey in 2014, Neil has focused on his non-executive roles. He was Chair of TT Electronics plc from 2015 until May 2020.
Relevant skills and experience
Neil has an engineering degree, considerable operational experience and a strong understanding of capital-intensive businesses. He has a broad industrial outlook and a thorough commercial approach combined with a practical perspective on businesses. He brings a first-class international perspective on driving value in complex environments. Neil was awarded an OBE for services to the chemical industry in 2016.
Neil uses his experience to bring fresh insight and industry understanding to Board discussions.

Neil Carson OBE Independent Non-executive Director

Tenure
Four years and nine months
(appointed June 1, 2019)
Board committee membership
Chair of the Remuneration Committee, and member of the Sustainability Committee
Outside commitments on listed and large private companies
Non-executive Chair of Oxford Instruments plc
Age        Nationality
66        British

Career
Ann Godbehere started her career with Sun Life of Canada in 1976 in Montreal, Canada. She joined M&G Group in 1981, where she served as Senior Vice President and Controller for both life and health, and property and casualty businesses throughout North America. She joined Swiss Re in 1996, after it acquired the M&G Group, and served as Chief Financial Officer from 2003 to 2007. From 2008 to 2009, she was interim CFO and an Executive Director of Northern Rock bank in the initial period following its nationalisation.
Ann has also held several non-executive director positions at Prudential plc, British American Tobacco plc, UBS AG, and UBS Group AG. Ann served as a Non-executive Director of Rio Tinto plc and Rio Tinto Limited until May 2019, and she was also Senior Independent Director of Rio Tinto plc. In January 2021, Ann joined the Board of Stellantis N.V., and she chairs its Audit Committee. In September 2023, Ann joined the Board of HSBC Holdings plc.
Relevant skills and experience
Ann is a former CFO and a Fellow of the Institute of Chartered Professional Accountants and a Fellow of the Certified General Accountants Association of Canada, and she has more than 25 years of experience in the financial services sector. Her extensive international business experience, including serving on boards in nine countries, enables Ann to make significant and valuable contributions and bring a global perspective to Board discussions.
Ann's long and varied international business career powered by her financial acumen is reflected in the insights and constructive challenges she brings to the boardroom. As Audit and Risk Committee Chair, Ann leverages her background to ensure robust discussions are consistently held as the Audit and Risk Committee delivers its remit.

Ann Godbehere Independent Non-executive Director

Tenure
Five years and nine months
(appointed May 23, 2018)
Board committee membership
Chair of the Audit and Risk Committee, and member of the Nomination and Succession Committee
Outside commitments on listed and large private companies
Non-executive Director and Audit Committee Chair of Stellantis N.V.; and Non-executive Director of HSBC Holdings plc
Age        Nationality
68        Canadian and British

141	Shell	Form 20-F 2023

Governance
The Board of Shell plc continued

Career
Jane Holl Lute was President and Chief Executive Officer of the North American operations of Sicpa Securelink Corporation from 2017 to 2021, when she assumed the role of Non-executive Strategic Director. From 2018 to 2021, Jane was a Non-executive Director of Atlas Air Worldwide Holdings Inc. In 2013, she established and led the Council on CyberSecurity, an independent not-for-profit organisation with a global scope, committed to the security of an open internet. From 2015 to 2016, Jane held the role of Chief Executive Officer of the Center for Internet Security, an independent not-for-profit organisation that works to improve cyber security worldwide.
Before this, from 2009 to 2013 Jane served as Deputy Secretary of the US Department of Homeland Security, functioning as the Chief Operating Officer for the third-largest US Federal department. From 2003 to 2009 she held various roles at the United Nations, including Acting Under-Secretary and Assistant Secretary-General for Peacekeeping, Field Support and Peacebuilding. She also served as Executive Vice President and Chief Operating Officer of the United Nations Foundation and Better World Fund. Jane has since returned to working with the United Nations, serving as a Special Adviser to the Secretary-General.
Jane started her career in the US Army in 1978, serving in Berlin during the Cold War, on the US Central Command Staff during Operation Desert Storm, and on the National Security Council Staff under Presidents George H.W. Bush and William J. Clinton. After retiring from the military in 1994, she joined the Carnegie Corporation as an Executive Director of its Commission on Preventing Deadly Conflict.
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
Jane is an experienced board director, having served on the boards of large companies since 2016. These appointments have given her business perspectives across different sectors and geographical regions. She has also served on various committees including committees which focus on audit, environmental and sustainability, nomination and governance issues.

Jane Holl Lute Independent Non-executive Director

Tenure
Two years and nine months
(appointed May 19, 2021)
Board committee membership
Member of the Sustainability Committee, and member of the Remuneration Committee
Outside commitments on listed and large private companies
Non-executive Director of Marsh & McLennen; and Non-executive Director of Union Pacific Corporation; Strategic Director of Sicpa Securink Corp.
Age        Nationality
67        American

Career
Catherine Hughes was Executive Vice President International at Nexen Inc. from January 2012 until her retirement in April 2013, where she was responsible for all oil and gas activities including exploration, production, development and project activities outside Canada. She joined Nexen in 2009 as Vice President Operational Services, Technology and Human Resources.
Prior to joining Nexen Inc., she was Vice President Oil Sands at Husky Oil from 2007 to 2009 and Vice President Exploration & Production Services, from 2005 to 2007. She started her career with Schlumberger in 1986 and held key positions in various countries, including France, Italy, Nigeria, the UK and the USA, and was President of Schlumberger Canada Ltd for five years. Catherine has also held non-executive director positions at SNC-Lavalin Group Inc, Statoil ASA and Precision Drilling Inc.
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
She also uses her industry knowledge – combined with her commitment to the highest standards of corporate governance and safety, ethics and compliance – in her role as Chair of our Sustainability Committee.

Catherine J. Hughes Independent Non-executive Director

Tenure
Six years and nine months
(appointed June 1, 2017)
Board committee membership
Chair of the Sustainability Committee, and member of the Audit and Risk Committee
Outside commitments on listed and large private companies
Non-executive Director of Valaris Limited
Age        Nationality
61        Canadian and French

142	Shell	Form 20-F 2023

Governance
The Board of Shell plc continued

Career
Sir Charles held the position of Second Permanent Secretary, one of the most senior positions within the UK's Treasury, from July 2016 to June 2022. As Second Permanent Secretary at HMT he was responsible for policy and oversight across a range of functions within HMT including financial services, financial stability, infrastructure, energy, science/R&D, business investment, venture and growth capital, transport, and culture/creative industries. He was also Chair of the HMT Operating Committee.
Sir Charles was Director General, Financial Services at HMT from 2013 to 2016 and led the legislative process for the biggest reforms in the UK banking sector in a generation before being appointed Second Permanent Secretary.
Prior to his career at HMT, Sir Charles spent over 25 years at McKinsey & Company, and obtained an MBA from Harvard Business School. While at McKinsey, he held positions including Director of the McKinsey Global Institute, Head of the UK Financial Institutions Group and Co-Head of McKinsey's Global Investment Banking Practice. Sir Charles has worked for large banks, insurance companies, hedge funds and private-equity investors in strategy, risk management, and organisation roles. Sir Charles also led major research efforts at McKinsey and authored a number of articles on strategy and scenario planning.
Relevant skills and experience
Sir Charles' succession of roles placed him at the nexus between industry and government, and they have included his active involvement in forging and delivering energy policies. He was an influential figure within HMT in pioneering energy policy, including for COP26, and providing funding for innovative organisations to support the energy transition.
A former executive board member for one of the world's pre-eminent consultancies, Sir Charles helped drive innovation while navigating the intricate stakeholder landscape of UK government.

Sir Charles Roxburgh Independent Non-executive Director

Tenure
One year (appointed March 13, 2023)
Board committee membership
Member of the Audit and Risk Committee
Outside commitments on listed and large private companies
Non-executive Chair of Legal and General America (a US subsidiary of Legal and General Group plc focussing on life insurance and retirement operations); Non-executive member of Global Council, Herbert Smith Freehills
Age        Nationality
64        British

Career
Abraham ("Bram") Schot has been on the Board of Volkswagen AG, responsible for the Premium Car Group, CEO of Audi AG, Chair of Lamborghini and Ducati, responsible for the VW group Commercial Operations and Vice-Chair of Porsche Holding Salzburg.
From 2011 to 2016, he was a member of the Board of Volkswagen Commercial Vehicles and Executive Vice President responsible for Global Marketing, Sales & Services, New Business Models. In 2017, he became a member of the Board of Audi AG. From 2006 to 2011, Bram was President & CEO of Daimler/Mercedes-Benz Italia & Holding S.p.A. From 2003 to 2006, he was President & CEO of DaimlerChrysler in the Netherlands.
Prior to this, Bram held a number of director and senior leadership roles within Mercedes-Benz in the Netherlands, having joined the business in 1987 on an executive management programme.
Relevant skills and experience
Bram has over 30 years' experience working in the automotive industry at all levels of the business. He gained a wealth of knowledge on extensive business-wide cost optimisation programmes at Audi AG. These helped transform the car company into a provider of electric vehicles that could offer sustainable mobility and position itself to succeed in the energy transition. He is well placed to leverage this knowledge in the Shell boardroom as Shell navigates its own transformation and pathway through the energy transition.
Bram brings his high regard for integrity and compliance to board meetings. His studies have encompassed innovation and organisational effectiveness, geopolitical environments, shareholder value, corporate social responsibility and risk management, which are all highly valued management tools and are evident in the questions he raises in the boardroom.

Abraham Schot Independent Non-executive Director

Tenure
Three years and five months
(appointed October 1, 2020)
Board committee membership
Member of the Sustainability Committee, and member of the Remuneration Committee
Outside commitments on listed and large private companies
Non-executive Director of Signify N.V.; Cognizant Technology Solutions Corporation; and Compagnie Financière Richemont SA
Age        Nationality
62        Dutch

143	Shell	Form 20-F 2023

Governance
The Board of Shell plc continued

Career
Leena has devoted a significant part of her career to research and policy matters in sustainability and has held positions on several boards of scale. She is currently a member of the UN Technical Advisory Group on SDG 7S, a Scientific Advisory Board Member of the European Forum for Alpbach, and an advisory Board Member of NAMTECH a Gujarat technology institute.
Leena was the Deputy Director General for Science at the International Institute for Applied Systems Analysis (IIASA). Prior to this, she was an Executive Director, then the Vice Chancellor of the School of Advanced Studies at The Energy and Resources Institute (TERI), a not-for-profit policy research organisation working in energy, environment and sustainable development. Leena previously served on the sustainability advisory boards of various multinational companies, such as The Coca-Cola Company, Caterpillar Inc and Suez Environment. She has also been a non-executive director of companies, including companies involved in manufacturing and infrastructure.
Leena has served various committees and organisations both at the international and national levels, with prior roles including energy and climate advisor for the United Nations and the Co-Chair of the Advisory Committee at Future Earth.
Relevant skills and experience
Leena recognises the challenges large organisations face in managing different stakeholder priorities and, in particular, the challenges companies face in balancing business, government and societal needs, while pursuing a sustainability agenda.
Leena was a research associate at TERI when serious discussions on climate change were emerging. Later, as a member of the Cement Sustainability Initiative of the World Business Council for Sustainable Development, she provided a pragmatic perspective on how to support the sector through its decarbonisation journey. She has a strong network of relationships in multiple global institutions focused on sustainability and an understanding of the issues the energy sector faces in pursuing decarbonisation. Leena is well positioned to make a valuable contribution to Shell during this period of transformation.

Leena Srivastava Independent Non-executive Director

Tenure
One year (appointed March 13, 2023)
Board committee membership
Member of the Sustainability Committee
Outside commitments on listed and large private companies
Member of the Independent Council of Climate Experts of Edelman
Age        Nationality
63        Indian

Career
Cyrus Taraporevala was President and Chief Executive Officer of State Street Global Advisors from 2017 to 2022. Prior to joining State Street, Cyrus held numerous leadership roles in asset management including at Fidelity, BNY Mellon, Legg Mason, and Citigroup. Earlier in his career Cyrus was a partner at McKinsey & Company, based in New York and Copenhagen.
Cyrus was a founding member of the New York Stock Exchange Board Advisory Council, which proactively addresses the critical need for inclusive leadership on corporate boards by connecting diverse candidates with companies seeking new directors. He serves as a Board member of two non profit organisations: The Trustees of Reservations, a Massachusetts-based conservation organisation, and GBH, a public media producer, distributor, broadcaster and content creator.
Relevant skills and experience
Cyrus brings a unique mix of strategic perspectives and business skills. He has significant experience in driving organic and inorganic growth, and company transformations. He is one of the most senior professionals in the asset management industry and has successfully led and grown global businesses of scale. He played a critical role in affirming State Street's reputation as both a stalwart and a pioneer within the sector. At times, Cyrus was helping to implement change amid market uncertainty caused by geopolitical tensions and an evolving regulatory environment.
Cyrus also possesses a unique vantage point on core board-related issues impacting public companies including sustainability. He has spoken about and published multiple articles on climate risk and other aspects of sustainability. He is credited with strengthening the sustainability credentials of State Street Global Advisors and is highly credible in providing perspectives on these topics.

Cyrus Taraporevala Independent Non-executive Director

Tenure
One year (appointed March 2, 2023)
Board committee membership
Member of the Audit and Risk Committee
Outside commitments on listed and large private companies
Non-executive Director of Bridgepoint Group plc
Age        Nationality
57        American

144	Shell	Form 20-F 2023

Governance
The Board of Shell plc continued

Career
Caroline Omloo worked in private practice with law firm Nauta Dutilh before joining Shell in 1999. She has held various positions in Shell, including Secretary to the Audit Committee, Associate General Counsel Corporate Finance NL, Chief Privacy Officer and Head of Legal, and management team member of the Downstream Operating Company in the Netherlands. She has also been a member of the board of Stichting Shell Pensioenfonds, one of Shell's Dutch pension funds.
Prior to being appointed as Company Secretary, Caroline was Head of Legal and Compliance of Shell Asset Management Company from 2017 and was a board member of this company from 2018 to 2022. From 2009 to 2019, Caroline was on the board of Stichting Beroepsopleiding Bedrijfsjuristen, the foundation providing education for in-house lawyers in the Netherlands. She also served as a board member of Missie Verkeersmiddelen Actie, a Dutch charitable organisation, from 2007 to 2017.
Relevant skills and experience
Caroline plays an important role at Shell in overseeing the Corporate Secretariat and the Group Disclosures and Securities Team in the UK, USA and the Netherlands.
She has a strong understanding of Shell's global operations and people. Her experience of engaging with the Board in previous roles, coupled with her broad understanding and engagement across Shell's businesses, functions and her legal background, helps to ensure that the right matters come to the Board at the right time.

Caroline J.M. Omloo Company Secretary
Tenure One year and seven months (appointed August 1, 2022) Age Nationality 54 Dutch

Attendance
The Board met nine times during 2023. Six of the nine meetings were held physically, one meeting in Vancouver, Canada, and five in London, United Kingdom. Three meetings were held virtually. Attendance during 2023 for all Board meetings is given in the table [A].
[A]For attendance at Committee meetings during the year, please refer to individual Committee Reports.
[B]Dick Boer was absent from the May 2023 Board meeting due to personal circumstances.
[C]Euleen Goh stepped down from her role as Deputy Chair and Senior Independent Director with effect from May 23, 2023.
[D]Jane Holl Lute was absent from the June 2023 Board meeting due to a scheduled business commitment.
[E]Martina Hund-Mejean stepped down from her role as Independent Non-executive Director with effect from May 23, 2023.
[F]Sir Charles Roxburgh was appointed as Independent Non-executive Director with effect from March 13, 2023.
[G]Wael Sawan was appointed as Chief Executive Officer (CEO) with effect from January 1, 2023.
[H]Bram Schot was absent from the June 2023 Board meeting due to personal circumstances.
[I]Leena Srivastava was appointed as Independent Non-executive Director with effect from March 13, 2023.
[J]Cyrus Taraporevala was appointed as Independent Non-executive Director with effect from March 2, 2023.
Board member	Meetings attended
Dick Boer [B]	8/9
Neil Carson	9/9
Ann Godbehere	9/9
Euleen Goh [C]	3/3
Sinead Gorman	9/9
Jane Holl Lute [D]	8/9
Catherine J. Hughes	9/9
Martina Hund-Mejean [E]	3/3
Sir Andrew Mackenzie	9/9
Sir Charles Roxburgh [F]	7/7
Wael Sawan [G]	9/9
Bram Schot [H]	8/9
Leena Srivastava [I]	7/7
Cyrus Taraporevala [J]	8/8

Director independence
All Non-executive Directors are considered by the Board to be independent in character and judgement. The Chair is not subject to the Code's independence test other than on appointment.

145	Shell	Form 20-F 2023

Governance
Executive Committee
The Executive Committee of the Company comprises the Executive Directors, Wael Sawan and Sinead Gorman, and those listed below (see "Governance Framework" on page 149).

	Tenure Eight months (appointed July 2023)	Age 53	Nationality British

Career
Philippa was previously General Counsel for Trading and Supply, based in London. She joined Shell in 2005 after a decade of working at English and American law firms, specialising in structured finance.
She has held legal roles across Shell's businesses, including Senior Legal Counsel in Gas and Power and in Corporate. She has also held several advisory roles, including special advisor to the EU Commission's Director General Internal Markets on securities laws. She has represented Shell on a committee that worked with the UK government on the introduction of the Companies Act 2006.

Philippa Bounds Legal Director

	Tenure Eight months (appointed July 2023)	Age 57	Nationality Dutch

Career
Robin was previously Executive Vice President of Shell Chemicals and Products. He was appointed to that role in August 2021, following the integration of Shell's chemicals and manufacturing businesses.
Robin began his career at Shell in 1991 at its Research Laboratory in Amsterdam, the Netherlands, and since then he has held critical roles, including General Manager of Shell Chemicals Europe, Managing Director South African Petroleum and Vice President of Manufacturing Americas. In 2018, he was appointed Shell's Executive Vice President for Manufacturing.

Robin Mooldijk Projects & Technology Director

	Tenure Two months (appointed January 2024)	Age 50	Nationality British

Career
Rachel joined Shell in 1995 in Upstream in Aberdeen, Scotland. She has since held HR roles in manufacturing, LPG, lubricants and chemicals. In 2016, Rachel was appointed Executive Vice President HR Integrated Gas. She became the Executive Vice President HR Upstream in 2020 before being appointed interim Executive Vice President HR Organisation Development & Learning in May 2023.

Rachel Solway Chief Human Resources and Corporate Officer

146	Shell	Form 20-F 2023

Governance
Executive Committee continued

	Tenure Four years and two months (appointed January 2020)	Age 54	Nationality Dutch

Career
Huibert was previously Executive Vice President Global Commercial. He joined Shell in 1995 as a business analyst and led Downstream businesses across Shell in Europe, Africa, North and South America as well as Asia. In 2009, Huibert was appointed Vice President Supply & Distribution, Europe and Africa. In 2012, he became Executive Chair of Shell in China, and in 2016 led the integration of BG Group.

Huibert Vigeveno Downstream, Renewables and Energy Solutions Director

	Tenure Two years and five months (appointed October 2021)	Age 48	Nationality Australian

Career
Zoë has held various management positions in Downstream, Integrated Gas and Upstream. She served as Executive Vice President Conventional Oil & Gas and was previously Chair and Executive Vice President Shell Australia Pty Ltd. She joined Shell from Rio Tinto in 2014 to lead Shell's Oil Sands business in Canada.

Zoë Yujnovich Integrated Gas and Upstream Director

Changes to the Executive Committee (Senior Management) in 2023
As announced on January 30, 2023, Shell reduced the size of its Executive Committee (EC) from nine to seven members in a move designed to simplify the organisation further and improve performance as we continue to deliver our Powering Progress strategy.
Under the changes, which took effect on July 1, 2023, Shell's Integrated Gas and Upstream businesses were combined to form a new Integrated Gas and Upstream Directorate, led by Zoe Yujnovich. The Downstream business was combined with Renewables and Energy Solutions to form a new Downstream, Renewables and Energy Solutions Directorate, led by Huibert Vigeveno.
Separately, the Strategy, Sustainability and Corporate Relations Directorate was discontinued and its Director, Ed Daniels, stepped down from the EC and left Group service. Strategy was brought together with New Business Development and, alongside Sustainability, now reports directly to CFO Sinead Gorman, enabling more streamlined planning and better capital allocation decisions.
Harry Brekelmans, previously Projects & Technology Director, and Donny Ching, previously Legal Director, stepped down from their roles and left Group service. Robin Mooldijk succeeded Harry as Projects & Technology Director, and Philippa Bounds became Legal Director.
Ronan Cassidy stepped down as Chief Human Resources and Corporate Officer and left Group service. Ronan was succeeded by Rachel Solway.

147	Shell	Form 20-F 2023

Governance
Board Activities
Management and Directors
The Company has a single-tier Board of Directors headed by a Chair, with management led by a CEO. See "The Board of Shell plc" on pages 139-145 and Executive Committee on pages 146-147.
Executive Committee
The current composition of the Executive Committee is as follows:

Executive Committee [A]

Wael Sawan	CEO [B]
Sinead Gorman	CFO [B]
Philippa Bounds	Legal Director
Robin Mooldijk	Projects & Technology Director
Rachel Solway	Chief Human Resources & Corporate Officer
Huibert Vigeveno	Downstream Director [C]
Zoë Yujnovich	Upstream Director [C]
[A]Designated an Executive Officer pursuant to US Exchange Act Rule 3b-7. Beneficially owns less than 1% of outstanding classes of securities.
[B]Director of the Company.
[C]See details of changes to the Executive Committee as announced on January 30, 2023 in "Executive Committee".
Corporate governance requirements outside the UK
In addition to complying with applicable corporate governance requirements in the UK, the Company complies with the rules of Euronext Amsterdam and Dutch securities laws because of its listing on that exchange. The Company, likewise, adheres to US securities laws and the New York Stock Exchange (NYSE) rules and regulations because its securities are registered in the USA and listed on the NYSE.
Board activities
The Board works to a yearly meeting plan with corresponding agendas and reading materials, provided digitally in advance of meetings, to support the Board in its oversight of the Group's operations and management. Standing agenda items include reports from the CEO, the CFO and the Chair of each Board committee. Other updates throughout the year come from various businesses and key functions, including Investor Relations; Health and Safety, Security and Environment; Information Technology; Human Resources; and Legal, as well as the Company Secretary. The Board also considers and approves the quarterly, half-year and full-year financial results, shareholder distributions and the associated announcements, and, at most meetings, considers investment, divestment and/or financing proposals. It also conducts post-investment reviews and performance tracking, as and when required. Additionally, the Board reviews the Group's annual operating plan, including activities undertaken designed to meet the Group's carbon reduction targets. To enable purposeful debates and focus on particular aspects of agenda topics, including the impact on key stakeholders, Directors have an opportunity to specify information they require to be provided in advance of Board meetings.
During the year, where possible, certain Non-executive Directors conduct site visits. The visits are designed to provide them with a deeper insight into certain business operations.
Board Strategy Days
The Board held its Strategy Days during June 2023. These were held in person in Canada over three days. The programme for the event aimed at having engaging and interactive sessions with both internal and external stakeholders. These included employees, customers, suppliers, regional country chairs and other key stakeholders.
The event focused on Shell's energy transition strategy in Canada. The Board and EC members conducted a deep dive on the strategic elements that would inform Shell's Energy Transition Strategy 2024 (ETS24). Around this theme, the event provided for the following key discussion and engagement opportunities:
￮An in-depth discussion on strategy and business implementation, with an emphasis on the growth potential and dilemmas of Shell's businesses in Canada;
￮Engagements with experts shaping the energy and climate policy in Canada;
￮Discussions of the opportunities and challenges inherent in ETS24;
￮Discussions on Canada's perspective on the energy transition and its geopolitical context, including engagement with Shell leaders from across the country;
￮A review of growing our sustainable future safely and competitively where presenters included a cross section of business and site staff;
￮A site visit to LNG Canada (under construction on the west coast of Canada), which included engagements with the leaders of the Haisla Nation in their community of Kitimat and Mayor Phil Germuth of Kitimat;
￮Engagements with a cross section of Shell's workforce in Canada who work across a range of key businesses and functions;
￮Discussions with key customers and stakeholders in the region; and
￮Discussion of core elements of the Powering Progress strategy.

Director induction and training
After being appointed to the Board, Directors receive a comprehensive induction tailored to their individual needs. This normally includes site visits and meetings with Senior Management to enable them to build up a detailed understanding of Shell's business and strategy, and the key risks and issues that Shell faces. Existing Directors are also able to join these visits to keep abreast of business developments and progress. In 2023, we continued with a hybrid format, making the best use of the Directors' time through digital and physical engagements. Onboarding will continue to be phased and prioritised based on forthcoming Board agenda items to ensure new Non-executive Directors hit the ground running.
A digital onboarding book is provided to each new Non-executive Director. These onboarding books complement the existing digital Directors' Handbook and feature:
￮Overviews of scheduled briefing meetings customised to the Non-executive Directors' needs and linked to upcoming Board agenda items;
￮Hyperlinks to key Shell publications (external and internal);
￮Lists of common Shell acronyms;
￮Key current materials on:
–Shell's safety and core values;
–Board governance;
–Group strategy and portfolio;
–Key businesses and functions; and
–Climate change and energy transition.
￮Biographies of key executives;
￮Other elements of the onboarding programme for Non-executive Directors include:
–Briefing meetings with key executives (both business and functional) customised to Non-executive Directors' needs and phased based on forthcoming Board agenda items;
–Pairing up new Non-executive Directors in onboarding briefings to optimise learning while also providing opportunities for collegial relationship-building and increasing efficiencies for the executives; and
–Virtual and physical site visits (either specifically for onboarding or by inviting the new Directors to committees' site visits).

148	Shell	Form 20-F 2023

Governance
Governance framework

Board of Directors

The Company has a single-tier Board of Directors headed by a Chair, with executive management led by the Chief Executive Officer. The names of the Directors who held office during the year can be found on pages 139-145. Information on the Directors who are seeking appointment or reappointment is included in the Notice of Annual General Meeting.
There is no fixed number of times that the Board may meet in one year. During 2023, the Board met nine times (eight times during 2022). Board members also engaged in several deep dive sessions as part of their energy transition strategy update work. Further information on the Board's work and assessments in relation to strategy, culture, engagement with stakeholders, and its workforce can be found in this section.
The Board's responsibilities are governed by a formal schedule of matters reserved to it and include:
￮Approval of overall strategy and oversight of management;
￮Changes to the corporate and capital structure;
￮Approval of financial reporting and controls (including approval of the Annual Report and Accounts, approval of the Annual Report on Form 20-F, and interim dividends);
￮Oversight of risk management and internal control;
￮Approval of significant contracts;
￮Determining succession planning and new Board appointments;
￮Remuneration for the Chair and Executive Directors; and
￮Corporate governance matters.
Board Committees

Audit and Risk Committee ("ARC"), with the purpose to:
￮Review and monitor the effectiveness of the Shell Group of Companies' (the "Group") risk management and internal controls;
￮Review and make recommendations to the Board on the integrity of the Company's financial reporting;
￮Oversee the internal audit and external audit functions and make recommendations to the Board; and
￮Carry out other oversight activities on behalf of the Board.
Sustainability Committee ("SUSCO"), with the purpose to: ￮Review the progress of Shell with respect to sustainability; and ￮Review the non-financial elements of the Powering Progress strategy.

Nomination and Succession Committee ("NOMCO"), with the purpose to:
￮Lead the process for appointments to the Board and to Senior Management positions;
￮Make recommendations to the Board on all Board and Senior Management appointments and re- appointments;
￮Review and make recommendations to the Board on succession planning for the Board and Senior Management, ensuring plans are in place for an orderly succession and overseeing the development of a diverse succession pipeline;
￮Review and make recommendations to the Board on corporate governance guidelines; and
￮Review the Company's policy, targets and strategies on diversity, equity and inclusion, and monitor their effectiveness.

Remuneration Committee ("REMCO"), with the purpose to:
￮Determine and agree with the Board on the remuneration policy for the Company Chair, Executive Directors and the Executive Committee of the Company;
￮Within the terms of such agreed policy, and any other relevant policy, determine the individual remuneration packages for the Company Chair, Executive Directors and Senior Management; and
￮Monitor the structures and levels of remuneration for other senior executives and make recommendations if appropriate.

More information on the composition of each of the Board committees, their roles and activities during the year is provided on the following pages:

Audit and Risk Committee	162-173	Sustainability Committee	160-161
Nomination and Succession Committee	155-159	Remuneration Committee	174-176

149	Shell	Form 20-F 2023

Governance
Governance framework continued

Board of Directors continued

Division of responsibilities
The roles of the Chair, a non-executive role, and the CEO are separate and clearly defined. The Board has agreed on their respective responsibilities and set these out in writing. These documents are available on request from the Company Secretary.
Chair
￮Responsible for ensuring that the Board and its committees function effectively. One way in which this is achieved is by ensuring Directors receive accurate, timely and clear information; and
￮Responsible for making sure that there is an adequate induction and training programme followed by all Directors (see page 148), with assistance from the Company Secretary.
Deputy Chair/Senior Independent Director
￮Sounding board for the Chair;
￮Serves as an intermediary for the other Directors and shareholders; and
￮Leads the annual appraisal of the Chair's performance.
Non-executive Directors
￮Appointed by the Board or by shareholders at general meetings and, in accordance with the Code, seek re-election by shareholders on an annual basis;
￮Letters of appointment refer to a specific term of office in accordance with the provisions of the Code and the Company's Articles of Association;
￮Upon appointment, Non-executive Directors confirm they are able to allocate sufficient time to meet the expectations of the role. Appointments are subject to a minimum of three months' notice of termination, and there is no compensation provision for early termination;
￮The Non-executive Directors bring a wide range and balance of skills and international business experience. Through their contribution to the Board and Board committee meetings, respectively, they are expected to challenge and help develop proposals on strategy and bring independent judgement on issues of performance and risk; and
￮At every Board meeting, time is set aside for the Chair and Non-executive Directors to meet without the Executive Directors being present. The Non-executive Directors discuss, among other matters, the performance of individual Executive Directors. A number of Non-executive Directors also meet major shareholders over the course of the year.

Executive Management

Chief Executive Officer (CEO)
￮Has overall responsibility for the implementation of the strategy approved by the Board, the operational management of the Company and the business enterprise connected with it; and
￮Is supported in this by the EC that he chairs.

Executive Committee (EC)
￮Operates under the direction of the CEO in support of his responsibility for the overall management of Shell's business. The CEO has final authority in all matters of management that are not within the duties and authorities of the Board or of the shareholders' general meeting;
￮EC members are listed in the Executive Committee biographies on pages 146-147.

Governance documents available on shell.com/investor:

￮Articles of Association
￮Matters Reserved for the Board
￮Board Committee Terms of Reference
￮Modern Slavery Act Statement
￮Shell General Business Principles
￮Shell Code of Conduct
￮Code of Ethics for Executive Directors and Senior Financial Officers

150	Shell	Form 20-F 2023

Governance
Governance framework continued

Senior Succession and Resourcing Review
The annual Senior Succession and Resourcing Review focused on the strength of senior leadership and plans for its development and succession, while highlighting the breadth, depth and diversity of its pipeline, the developing profile of the leadership cadre, and recruitment and attrition levels.
The Senior Succession and Resourcing Review also highlighted the effectiveness of succession planning, the impact of its associated execution, and the data-driven, integrated approach to leadership and leadership development. The review continues to focus on proactive management of Shell's talent pipeline, and on advancing Shell's diversity agenda with increased attention on gender, race and ethnicity, LGBT+ and disabilities.

Risk management and controls
The Board is responsible for establishing and maintaining procedures to manage risk, overseeing the internal control framework, and determining the nature and extent of the principal risks that Shell is willing to take in order to achieve its long-term strategic objectives.
In 2023, we introduced the Shell Performance Framework to enhance the control framework in which Shell operates. This new framework, as shown in the diagram below, retains the core strengths of the previous Shell Control Framework, including the Shell General Business Principles, Code of Conduct and risk management fundamentals. However, the Shell Performance Framework also emphasises the value of using a holistic or "whole systems" approach to business activities along with the role that culture plays in achieving Shell's objectives.
The Shell Performance Framework

The Shell Performance Framework supports the delivery of sustainable business outcomes. In pursuit of this, consideration is given to both the context in which Shell operates and key elements of direction-setting, including, for example, Shell's strategy and the Shell General Business Principles.
Delivery of the desired outcomes is then pursued by leveraging our Performance Culture, i.e., the shared values, practices and beliefs of our employees. This is influenced by decisions on:
￮Structure and Accountability – how we are organised and governed and the associated roles and responsibilities;
￮People and Skills – our workforce composition, such as its size, diversity and location, and the skills required to deliver Shell's objectives;
￮Processes and Systems – how we transform inputs into outputs in a controlled manner, leveraging data and systems as appropriate. This also includes the standards that further define the boundaries within which Shell operates;
￮Mindset and Behaviours – this includes the role of leadership and Shell's values, beliefs and behaviours, as set out, for example, in the Code of Conduct.
At the heart of the Shell Performance Framework is the Improvement Cycle, which integrates performance management, risk management, including controls and assurance, learning and improvement. It follows a "Plan-Do-Check-Adjust" approach and helps to drive a consistent way of working and improving.
The Shell Performance Framework is designed to manage rather than eliminate the risk of failure to achieve our business objectives. It provides reasonable, but not absolute, assurance against material misstatement or loss.

151	Shell	Form 20-F 2023

Governance
Governance framework continued
Risk management
As outlined above, risk management is a key component of the Improvement Cycle, which emphasises its integration with performance, learning and improvement.
Risk identification
We identify and define risks across the spectrum of strategic, operational and conduct and culture risks. With strategic risks, we consider current and future portfolio issues, examining parameters such as country concentration or exposure to higher-risk countries. We also consider long-range developments in order to test key assumptions or beliefs in relation to energy markets. When assessing operational risks, we consider material operational exposures across Shell's entire value chain which provide a more granular assessment of key risks facing the organisation. Through conduct and culture risks, we consider how our policies and practices align with our purpose, core values and desired mindset and behaviours.
These perspectives help us to maintain a comprehensive view of the different types of risks we face and the different time horizons in which they may affect us.

See "Risk factors" on pages 17-26.

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
To support risk assessments, we also seek to establish and articulate our risk appetite, which is the level of risk that we are willing to accept in pursuit of Shell's strategy and objectives. There are risks that Shell accepts, or does not seek to fully mitigate. The financial framework, which shapes Shell's financial resilience, sets an overarching boundary condition for risk appetite.
The impact and likelihood assessments, combined with risk appetite, determine the type of risk responses, such as controls and assurance activities, that may be required to manage each risk. The impact and likelihood assessments also help us to prioritise risks.
Risk response
Risk responses, including appropriate processes and controls, are developed taking into account the requirements and guidance in, among others, the Shell General Business Principles and the Code of Conduct as well as our Group Standards, which establish the mandatory rules that need to be followed on specific risks. We use assurance activities to objectively assess the effectiveness of, and to improve, our risk management activities.

Examples of how some principal risks are managed
We operate in more than 70 countries that have differing degrees of political, legal and economic stability. This exposes us to a wide range of political developments that could cause changes to contractual terms, laws and regulations. We and our joint arrangements and associates also face the risk of litigation and disputes worldwide (see "Risk factors" on page 19). We continually monitor geopolitical developments and societal issues relevant to our interests. Our Legal and Tax functions are organised globally and support our business lines in seeking to ensure compliance with local laws and fiscal regulations, and filing proactive claims where warranted to protest unfair practices. Our Corporate Relations department liaises with governments in countries where we operate to understand and engage on local policies and to advocate Shell's position on topics relevant to our industry. We are prepared to exit a country if we believe we can no longer operate there in accordance with our standards and applicable law, and we have done so in the past. With regard to the conflict in Gaza, we have made adjustments to our operations in the Middle East to reduce our exposure and are closely monitoring the risk of a wider regional escalation.

An erosion of our business reputation could have a material adverse effect on our brand, our ability to secure new hydrocarbon or low-carbon opportunities or access capital markets, and on our licence to operate (see "Risk factors" on page 19). We continually assess and monitor the external environment for potential risks to our reputation. We engage in ongoing dialogue with our key stakeholders such as investors, industry and trade groups, universities, governments and non-governmental organisations (NGOs) to gain greater insights into societal expectations of our business. We have mitigation plans for identified individual risks at the Group, country and line of business level. Our country chairs are responsible for implementing country plans which are updated annually. We continually develop and defend our brand in line with Shell's purpose and promises, and target our investments to drive brand differentiation, relevance and preference.

Many of our major projects and operations are conducted in joint arrangements or with associates, which may reduce our level of control and ability to identify and manage risks (see "Risk factors" on page 24). For every major project where we share control, Shell appoints a Joint Venture Asset Manager, whose responsibility is to manage performance and create and protect value for Shell. The Joint Venture Asset Manager seeks to influence operators and other partners to adapt their practices in order to drive value appropriately and to mitigate identified risks. An annual review assesses how the joint venture's standards and processes align with those of Shell. The Joint Venture Asset Manager follows up on any gaps identified.

In response to Russia's full-scale invasion of Ukraine, a Group Crisis Team was set up to assess the situation, consider potential scenarios of how events may further develop and coordinate responses accordingly (see "Risk factors" on page 19). The team continue to play an oversight and cross-coordination role across Shell's different lines of businesses. Care for our people remains Shell's top priority. We continue to closely monitor and respond to the sanctions that have been imposed and follow international guidelines where relevant to our business activities. Shell no longer participates in any joint ventures with Gazprom and related entities with ongoing operations inside Russia. Shell has also exited all its downstream business (including services stations, fuels supply and lubricants) in Russia.

152	Shell	Form 20-F 2023

Governance
Governance framework continued
Emerging risks
Management and the Board also consider emerging risks, defined as risks where the scope, impact and likelihood are still uncertain, but which could have a significant effect on achieving Shell's strategy and objectives in the future. These risks are identified through the monitoring of external developments, the status of risk indicators, learnings from incidents and assurance findings, and the appraisal of Shell's forward-looking plans. Once identified, we undertake activities to monitor, prepare for and reduce the future impact, where possible, should such emerging risks materialise.
In 2023, management and the Board identified Artificial Intelligence as an emerging risk, given the evolving regulatory landscape associated with this technology and its potential impacts, for example, on cyber intrusion and data protection.
Board review of principal and emerging risks
The Board confirms it has carried out a robust assessment of Shell's principal risks, including a robust process for identifying, evaluating and managing these principal risks. The Board also confirms it has carried out a robust assessment of Shell's emerging risks. These assessments have been in place throughout 2023 and up to the date of this Report, are reviewed by the Board and accord with the Financial Reporting Council guidance on risk management, internal control and related financial and business reporting.
Review of the effectiveness of the system of risk management and internal control
The Board has delegated authority to the Audit and Risk Committee (ARC) to assist it in fulfilling its responsibilities in relation to the effectiveness of the risk management and internal control system, the integrity of financial reporting, and consideration of compliance matters.

See "Audit and Risk Committee Report" on pages 162-173.

The ARC receives regular reports from the Chief Internal Auditor on notable internal audits and those with a significant impact on the effectiveness of controls. The ARC reviews significant incidents involving financial, operational and compliance controls and receives regular reports on business integrity issues. The ARC also requests updates on specific financial, operational and compliance control issues throughout the year. It is helped with its monitoring and review responsibilities by the reports of:
￮the Executive Vice President Controller;
￮the Chief Internal Auditor;
￮the External Auditors;
￮the Chairs of the Disclosure Committee and the Financial Reporting Control Committee; and
￮the Chief Ethics and Compliance Officer;
￮as well as summaries of the Annual Proved Reserves Disclosure.
The Chair of the ARC provides regular updates to the Board after each of its meetings. These updates cover, among other matters, the respective aspects of controls that it monitors in accordance with its Terms of Reference. During and after such sessions, the Board has the opportunity to request further information and ask clarifying questions. The Board also receives the approved minutes of the ARC. This helps the Board with its ongoing monitoring and annual review of material controls.
The Executive Committee and the ARC conduct an annual review of the effectiveness of the system of risk management and internal control. This is based on their own insights and experience during the year, the outcomes of the Group-level risk reviews and the Group Assurance Letter process. As part of the latter, each Executive Director conducts a structured internal assessment of compliance with legal and ethical requirements and the Shell Performance Framework.
As part of their annual review, the Executive Committee and ARC also consider input from the Chief Internal Auditor, Chief Ethics and Compliance Officer, Executive Vice President Controller and the External Auditor. The Board reviews and discusses the insights and conclusions from this annual assessment.
The Board confirms that it has conducted its annual review of the effectiveness of Shell's system of risk management and internal control in respect of 2023, and that this review covered all material controls, including financial, operational and compliance controls.

Risks
The Board reviewed reports on Shell's top risks, external and internal trends and emerging risks.
Chief Ethics and Compliance Officer Report
Data and insights include information from the Global Helpline, the Shell Ethics and Compliance organisation and the Shell People Survey. The SUSCO continues to strongly support the work of the Chief Ethics and Compliance Officer, including the efforts to ensure a safe working environment where staff feel confident to raise any concerns in good faith.

The ARC is kept updated when matters highlighted through the Global Helpline are investigated. The ARC is also informed about the associated remediation. For more information see "Audit and Risk Committee Report".
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
The information provided within these reports further supports the Board's annual review of the effectiveness of the Group's system of risk management and internal control, and feeds into the Group scorecard, against which staff bonuses are calculated.

153	Shell	Form 20-F 2023

Governance
Governance framework continued
Board review process
For 2023, it was recommended that the NOMCO conduct an internally facilitated questionnaire-based Board and committee evaluation. This was because of several Board effectiveness initiatives under way and an in-depth Board dynamics exercise, to be conducted in 2024.
Board members responded to questionnaires shared at the end of 2023, with the results being discussed at the January 2024 Board and committee meetings. Separate questionnaires were produced for the evaluation of the Chair, and the Board committees. In addition, the Chair held separate one-to-one discussions with each of the Directors to assess their individual performance during the year. To broaden the inputs into the evaluation process, members of the EC participated in the evaluation process, also completing questionnaires relating to their attendance at Board meetings.
The Company Secretary produced a feedback summary providing recommendations to the Directors. This report was shared with the Chair and committee Chairs and subsequently all Board members.
Insight
The feedback from the Board Directors was positive throughout their responses to the evaluation. Views were provided on: composition and dynamics; skills, capabilities and competencies; support and challenge; atmosphere in the room; the support the Board and Board committees receive; strategic focus; risk management and oversight; stakeholder engagement; and any priorities for change
Board dynamics
In 2024, the Board plans to undertake a Board dynamics review. The review will be structured to identify the current state of Board practices, focusing on what works well and any factors which could be improved to accelerate effectiveness. Our Chief Human Resources and Corporate Officer and the Company Secretary will lead the review. The approach will be structured to provide ongoing maintenance and improvement of Board dynamics with continued support and input from the Directors.
Management and focus of meetings
The output from the 2023 Board evaluation highlighted the need for the Board's collective continued focus on the implementation of ETS24, and the continued delivery of plans outlined at Capital Markets Day (CMD) in June 2023. The continued optimisation and integration of the work of both the Board and the ARC on risk-related matters were also noted as continued areas of focus for 2024.
Overall, the Board was found to be functioning well, with a high level of commitment from both the Non-executive and Executive Directors. Improvements identified were to fine-tune an already effective Board.
There are good personal relationships, amid a collegial spirit, with a high degree of mutual respect. Directors are able to share opinions and guidance and feel that they are heard. The agenda has been broad and the committees have complemented the Board agenda to ensure that the Board has covered the areas viewed to be key.
Feedback themes for the committees
The committees were considered to be well-chaired and well-operated and received excellent input from Senior Management. All committee reviews provided focus on the meeting management and effectiveness, oversight, and performance improvement. Each individual committee analysed topics specific to the forum. The committees also provided feedback on the implementation of recommendations from the 2022 evaluation process.
Chair evaluation
The Chair was considered to have built and maintained strong relationships with the CEO, CFO and the Non-executive Directors. He was also thought to be very good at drawing out individual views in the room and keen to listen to views from all Directors. References to his knowledge, accessibility and support were made and these are valued across the Board.
Delivery against the 2023 ambitions
Several Board effectiveness initiatives were implemented and undertaken in 2023. The Board continued to focus on being a well-functioning Board and spent additional time on strategic matters. It placed an even greater focus on Shell's key stakeholders around the world. In line with this, the Board refreshed its agendas. It also implemented an initiative to enhance the quality of Board pre-reading materials to better support its priorities on strategy and enable it to use its time as effectively as possible.
Leadership changes to both the composition and structure of the EC were implemented, which has simplified the organisation structure.
The Board undertook a more strategic review of the committees' agendas and remit to ensure alignment with the Board's priorities and longer-term aspirations. The composition and the terms of reference of each committee were updated as a result of this work with the Audit Committee being redesignated the Audit and Risk Committee, and the Safety, Environment and Sustainability Committee being redesignated the Sustainability Committee. In addition, the Board reviewed the general information provided to Directors during their onboarding and throughout the year to ensure that all Directors achieve sufficient knowledge and understanding of the organisation, while balancing this against the volume of the materials provided.
Further, the NOMCO reviewed its Principles for the Strategic Composition of the Board to ensure these continue to reflect the strategic and diversity requirements of the Board.

154	Shell	Form 20-F 2023

Governance
Nomination and Succession Committee

Focus areas for 2023

￮Support the changes proposed from the 2022 Board/NOMCO evaluation;
￮Non-executive Director and Executive Committee succession; and
￮Support an increased level of disclosure with regard to Shell's diversity targets and maintain proactive oversight over Shell's ambition to become one of the most diverse and inclusive organisations in the world.

Priorities for 2024

￮Non-executive Director and Executive Committee succession;
￮Undertake an in-depth assessment in respect of Board dynamics to continue to enhance Board performance; and
￮Continued talent engagements with key staff and succession candidates.

Sir Andrew Mackenzie
Chair of the Nomination and Succession Committee

Committee membership and attendance for 2023

Committee member	Member since	Meetings attended	% of meetings attended
Sir Andrew Mackenzie (Chair of the Committee)	October 1, 2020	4/4	100%
Dick Boer	May 19, 2021	4/4	100%
Ann Godbehere	October 27, 2021	4/4	100%
Euleen Goh	July 1, 2019 Retired May 23, 2023	2/2	100%

Purpose
The Nomination and Succession Committee (the "NOMCO") leads the process for appointments to the Board and Senior Management [A] positions, ensures plans are in place for orderly, well-planned succession, and oversees the development of a diverse succession pipeline of candidates. It also reviews the Company's policy, targets and strategy on diversity, equity and inclusion (DE&I), and monitors the effectiveness of these initiatives. It makes recommendations to the Board on corporate governance guidelines.
[A]In this section of the report, "Senior Management" refers to the Executive Committee and the Company Secretary, as defined by the UK Corporate Governance Code.
Talent management and succession
The NOMCO is fully engaged with the end-to-end talent management and senior succession planning approach that is deployed within Shell. It plays a key role in senior succession and resourcing. Retaining in-depth knowledge of the individuals within the talent pipeline is a NOMCO priority. The NOMCO makes time to personally meet and engage with numerous individuals within the pipeline. The NOMCO's oversight and input extend from recruitment to leadership identification and from leadership development to leadership appointment, all of which are underpinned by clearly articulated talent priorities and a commitment to advancing DE&I across Shell.
The NOMCO manages Board and supports Senior Management succession under a structured, proactive methodology. The processes have clear and agreed selection principles for short-, medium- and long-term succession and are aligned with Shell's strategic priorities.
For Non-executive Director succession, the NOMCO continues to follow its Principles for the Strategic Composition of the Board, adding factors as they evolve. These principles include both quantitative and qualitative principles, considering:
￮the overall aspired Board composition and diversity of age; gender; race; ethnicity; educational, social, geographical and professional backgrounds; skills; knowledge; and experience that align with the Company's strategy including amongst other criteria consideration of the skills and strengths needed for the energy transition; and
￮the values, attitudes, and behaviours expected of Directors.

155	Shell	Form 20-F 2023

Governance
Nomination and Succession Committee continued
During the year, the Principles for the Strategic Composition of the Board were reviewed and updated. The NOMCO also focused on the future needs for the Board's composition, including size and tenure, skills and experience, and the DE&I requirements of the UK Listing Rules, FTSE Women Leaders and the Parker Review. The current size of the Board was considered to be appropriate, also taking account of Committee memberships. Greater flexibility around Non-Executive tenure was also discussed. Although Shell does not publish its Principles for the Strategic Composition of the Board, it has published its updated Board and Senior Management Diversity Policy on the Company's website. This Policy highlights that Shell aims for a gender balance on the Board, with at least one senior Board position (Chair, CEO or CFO) held by a woman. In addition, Shell's target is to maintain the representation of both men and women at, or above, a minimum of 40%. We believe that this allows Shell to be truly representative of all genders and gender identities and provides flexibility during periods of change. Further, Shell aims to maintain or exceed having at least one Board member from an ethnic minority background.

See "Our People" on page 128.

For Senior Management succession, the selection principles include process-specific elements, such as a clear and proactive approach to identifying and developing succession candidates. The principles also outline the long-term structured nature of the succession planning process. There is also strong focus on ensuring that the principles reflect the leadership qualities required for future business success and that they advance the progress of diversity in all its forms.
Senior Management principles feature in the NOMCO's review of the succession plans which occurs in every Committee meeting. Using the principles, the NOMCO implements any changes through a well-defined and diligent process with overall Board engagement. The NOMCO agrees on candidate profiles and meets prospective candidates well ahead of any selection decision being necessary. It also engages the Board early in the process to ensure all Directors have an opportunity to meet and assess prospective candidates. Consequently, some of the leaders whom the NOMCO and Board engaged with extensively in the past became members of the Board (Wael Sawan and Sinead Gorman) or the Executive Committee (Philippa Bounds and Robin Mooldijk, and with Rachel Solway's appointment effective January 1, 2024, announced during the year).
During 2023, the NOMCO's annual in-depth look at the status and succession plans for Senior Management within Shell, along with the review of the talent pipeline in line with the business, was undertaken by the full Board. The Board reflected on the simplification of the senior leadership structure with clear accountabilities achieved in 2023 with a view to the further evolvement of the composition of the total workforce and of the organisation's culture as an enabler for performance.

Senior Succession and Resourcing Review
Diversity of leadership
The NOMCO recognises that continuing to improve all types of diversity at each level of the Shell Group is crucial. Shell aims to be an inclusive workplace where everyone feels valued and respected and has a strong sense of belonging. The NOMCO's review of diversity objectives and strategies for the Shell Group as a whole also monitors the impact of diversity and inclusion initiatives.
In February 2021, Shell published its aspirations for diversity, equity and inclusion (DE&I) under the powering lives goal, with a focus on four areas of gender, race and ethnicity, LGBT+ and disability inclusion. When looking at our progress against our ambitions, women representation has steadily improved in recent years, with a two percentage point increase over the last year. Among experienced recruitment in 2023, Shell companies recruited 38% women, and among graduates 40%. Women representation in the top 1,200 roles ("Senior Leadership" positions) has strengthened by 2% during 2023 to 32%, and we continue to progress towards our aim of achieving 35% women senior leadership representation by 2025.
"Senior Leadership" is a Shell-specific measure and different from that which we are required to report under the Code, being female representation in Senior Management and their direct reports, where the percentage is 27%.

156	Shell	Form 20-F 2023

Governance
Nomination and Succession Committee continued
Nationality diversity, such as Asian and American talent, continues to be managed in accordance with the business outlook and we have a strong focus on progressing race and ethnic minority representation, beginning in the UK and the USA and followed by the Netherlands. The representation of people of colour among Shell's senior leaders in the USA has been actively tracked for many years. It stood at 26.9% at the end of 2023, compared with 17.3% in 2016. In the UK, race and ethnic minority representation among senior leaders was 18.3% [A].
[A]UK specific: the ethnicity declaration is voluntary, our ethnicity declaration rate is not 100% and all calculations are based on declaration rate of 76.6%. The 23.4% of our workforce who have not provided data or chosen not to declare their ethnicity were not included in our calculations.
In line with the recommendations from the 2023 Parker Review, Shell has reviewed its ambitions for ethnic minority representation at the senior management level and aims for 15% senior management positions [B] to be occupied by ethnic minority executives by December 2027.
[B]The 2023 Parker review defines Senior Management as the Executive Committee and the senior managers who report directly to them.
Although the NOMCO monitors Shell's organisational DE&I strategies and initiatives, it also holds itself accountable for the Board's own diversity and inclusion. Back in 2020, the Board's diverse composition met the Hampton Alexander requirements (now FTSE Women Leaders) and, in 2023, it met the Parker Reviews' objectives by reflecting 42% women representation with one ethnic minority director. Shell's Board diversity is aligned with the targets set by UK Listing Rules. The position of CFO is held by a woman and three Directors are from an ethnic minority group.

More information on DE&I in Shell is provided in the "Powering lives" section on page 128.

The People Strategy and diversity, equity and inclusion
Diversity continued to be a key area of focus during the year and is encompassed in the powering lives pillar of our Powering Progress strategy. The Board has developed and approved a new board DE&I policy further to a recommendation by the NOMCO. The policy is aligned to the requirements of the UK Corporate Governance Code and includes our targets for Board diversity, as well as complementing Shell's wider diversity policies and embracing Shell's values, code of conduct and sustainability goals. Currently, this policy is not applied to the individual Committees, although we strive to apply diverse representation across the Committees. DE&I across Committee membership remains an ongoing consideration. A copy of the DE&I policy is available on our website, shell.com/investors/environmental-social-and-governance/board-of-directors.
In relation to Board director appointments and diversity, the NOMCO oversees the development of a diverse pipeline for succession to the Board and monitors that all board appointments are subject to a formal, rigorous, and transparent procedure and that such appointments are based on merit and objective criteria taking into account (among other things) factors such as diversity of gender, age, educational and professional background, social, ethnic and geographical background and cognitive and personal strengths.
To this end, the NOMCO is responsible for engaging an independent executive search consultant, who assists in preparing shortlists of candidates, coordinating interviews and seeking references. In accordance with the Board DE&I policy, the NOMCO only engages with external search firms who are able to align with Shell's approach to DE&I in identifying suitable individuals from diverse pools of candidates.
Under the DE&I policy, the Board commits to:
￮Ensuring an inclusive environment: Through inclusive behaviours and practices, we aim to create a board environment where every Board member feels valued, respected, and empowered to contribute fully;
￮Ensuring support for External Best Practices: The Board endorses and supports external best practices, such as the FTSE Women Leaders Review, Parker Review, and others, to maintain and enhance diversity within the Board;
￮Ensuring that Board appointments are managed with rigour and transparency: Candidates are evaluated based on merit, skills, experience, qualifications, performance, and business considerations, with due regard for diversity factors;
￮Ensuring regular Board composition reviews: The Board regularly assesses the composition of the Board, including age, gender, race, ethnicity, educational, social, geographical, and professional backgrounds, skills, knowledge, and experience, making recommendations for necessary adjustments.
Shell has an inclusive Board environment, comprising individuals that are suitably qualified. They have the required skills, industry expertise, breadth of perspective and high-quality decision-making capabilities to support the strategy and overall direction of Shell.

See "The Board of Shell plc" on pages 139-145 for details about the skills and backgrounds of individual members.

From a gender perspective, the Board is comprised of five female directors and seven male directors, representing 42% female representation (2022: 55%, 2021: 50%). Two of the four main Board committees are chaired by a female director.
While the Board aspires to achieve gender parity, progress against diversity targets is sensitive to the size of the Board. In respect of other forms of diversity, three members of the Board self-identify as being from an ethnic minority background. In accordance with the Board's DE&I policy, the Board firmly believes that diversity fosters a broader range of perspectives, resulting in improved Board effectiveness, decision-making, and outcomes.

157	Shell	Form 20-F 2023

Governance
Nomination and Succession Committee continued

Committee activity
In addition to its considerations regarding succession (some of which were in the early part of 2023), the NOMCO made recommendations on corporate governance guidelines, monitored compliance with corporate governance requirements and made recommendations on corporate-governance-related disclosures.
The NOMCO continues to monitor and review this area, considering whether and how current Company governance matters should be strengthened. Further insight on some of the NOMCO's areas of consideration in 2023 is provided below.

Topic of discussion/example of Committee activity
Succession [A]
Recommendation
￮Appointment of Cyrus Taraporevala (NED), Sir Charles Roxburgh (NED) and Leena Srivastava (NED).
￮Appointment of Dick Boer as Deputy Chair/Senior Independent Director.
￮Changes to the composition of the Board Committees.

Review and oversight
￮Supported the appointment of Philippa Bounds, Robin Mooldijk and Rachel Solway to the Executive Committee to succeed Ed Daniels, Harry Brekelmans, Donny Ching and Ronan Cassidy, who have left Shell service.

Oversight	￮Shell diversity, equity and inclusion and the Board Diversity Policy.
Engagement	￮Talent engagements.

Topic of discussion/example of Committee activity
Talent overview and senior succession review
Shell Senior Succession and Resourcing Review covering Executive Director and EC succession, EC direct reports, the senior executive group and the overall talent pipeline	￮Enhanced insight on Shell talent and future leaders. ￮Assurance of robust succession and contingency plans.

Topic of discussion/example of Committee activity
Board membership and other appointments
Directors' tenure, external commitments, conflicts of interests and succession planning	￮Non-executive Director appointments and changes to Committee membership.

Topic of discussion/example of Committee activity
Governance
Governing the Board and its committees
Reviewed the future Board schedule, including the dates and format (physical or virtual) for future Board and Committee meetings. Reviewed and updated the Principles for the Strategic Composition of the Board.

Regulation, legislation and other governance-related guidance
￮Reviewed its Terms of Reference, and the Terms of Reference for other Board committees and the Matters Reserved for the Board.
￮Reviewed a number of Board delegations and policies.
￮Received an update on the implementation of the Shell Performance Framework.

Shell plc matters
￮Considered any potential conflicts of interest and the independence of the Non-executive Directors.
￮Reviewed additional external appointments requested by Directors, with specific focus on the time allocated to all commitments.
￮Determined the process for the 2023 internal Board Evaluation (see page 154 for an overview of the process and the outcome of the evaluation).
￮Reviewed the proposed changes to Shell's Articles of Association (subsequently approved by shareholders at the 2023 AGM).

[A]The NOMCO was assisted during the year by Russell Reynolds Associates ("Russell Reynolds"), an external global search company whose main role was to propose suitable candidates. Russell Reynolds does not have any connection with the Company other than that of search consultants. The Chair does not participate in discussions regarding his own succession. Russell Reynolds is a signatory to The Voluntary Code of Conduct for Executive Search Firms, which aims to improve board diversity.

158	Shell	Form 20-F 2023

Governance
Nomination and Succession Committee continued

Executive Committee succession
During the year, robust and effective succession planning supported the appointment of a number of new members to the Executive Committee. Some of the NOMCO activities in supporting these appointments are outlined below.
The NOMCO undertakes comprehensive engagement to understand who the candidates are for senior roles, what personally drives them and how they will ensure Shell achieves its strategic ambitions.
Succession for senior roles is planned well in advance and reviewed regularly. Succession planning is a crucial, ongoing consideration and not just an area of focus when an Executive Committee (EC) member is nearing the end of their tenure. The Board oversees Shell's succession planning process in which selection is the final step of a rigorous, sophisticated and well-planned process.
For Executive Director and EC appointments, the NOMCO has set a structured process:
￮Before any potential decision on resourcing, it explicitly describes the requirements of the role and the candidate profile.
￮By working in a planned, consistent manner, last-minute surprises are avoided and well-considered decisions are made in line with evolving business requirements.
￮It also plans for the unexpected and maintains a list of candidates capable of stepping into senior roles to provide cover if necessary.
The NOMCO spends time getting to know the candidates to ensure that the pipeline is robust, diverse and adaptive. The NOMCO ensures it has visibility of today's and tomorrow's leaders. Over the last few years, the NOMCO has met many leaders and had extensive engagements with each of them. Some of these leaders now sit on the EC, others were appointed to the Board (Wael Sawan and Sinead Gorman).
The NOMCO engages across the Executive talent pipeline to ensure it interacts with and becomes familiar with talent at different levels of the organisation; for example, on a regular basis informal engagements are held with employees from a range of businesses, functions and backgrounds prior to a Board meeting. Not only does this engagement support senior succession, it also provides a helpful element of the NOMCO's workforce engagement.
The Board is proud that candidates for the most senior leadership roles have primarily come from within the business, proving that the leadership development and succession process remains effective.

159	Shell	Form 20-F 2023

Governance
Sustainability Committee

Focus areas for 2023 ￮Shell's sustainability performance; ￮Strategic sustainability themes; ￮Selected sustainability topics; and ￮Non-financial elements of Shell's strategy.

Priorities for 2024 ￮Shell's sustainability performance; ￮Respecting nature; ￮Powering lives; and ￮Emerging non-financial risks.

“The SUSCO focused on Shell's sustainability performance in 2023, with particular attention given to the sustainability elements of Shell's strategy.“

Catherine J. Hughes
Chair of the Sustainability Committee

Committee membership and attendance for 2023

Committee member	Member since	Meetings attended	% of meetings attended
Catherine J. Hughes (Chair)	November 1, 2017	4/4	100%
Neil Carson OBE	June 1, 2019	4/4	100%
Bram Schot	October 1, 2020	4/4	100%
Jane Holl Lute	May 24, 2022	4/4	100%
Leena Srivastava	March 13, 2023	2/2	100%

Purpose
The Sustainability Committee [A] ("SUSCO") assists the Board of Directors in fulfilling its responsibilities by reviewing the progress of Shell with respect to sustainability and reviewing the non-financial elements of Shell's Powering Progress strategy.
[A]The Sustainability Committee was previously the Safety, Environment and Sustainability Committee.

Overview
The SUSCO meets regularly to review and discuss a wide range of topics, which include progress on Shell's Powering Progress strategic themes of net zero emissions, respecting nature and powering lives.
The SUSCO also reviews selected sustainability topics and matters of public concern, such as biodiversity and plastic waste.
As directed by the Board, the SUSCO provides input to Shell's annual reporting and disclosures on energy transition and sustainability.

160	Shell	Form 20-F 2023

Governance
Sustainability Committee continued
The SUSCO also reviews and considers external stakeholder perspectives on sustainability issues of relevance to the Group's businesses.
In line with the strategic importance of the SUSCO's agenda, the Chair of the Board and the CFO attend committee meetings.
Shell's CEO and the EC hold overall accountability for sustainability within Shell. In February 2023, Shell announced the new role of Executive Vice President of Carbon and Sustainability, reporting to the CFO.
Activities
During 2023, the SUSCO refocused its agenda on the areas of greatest strategic importance to Shell, in line with its updated terms of reference. This allowed the SUSCO to more effectively oversee Shell's progress with respect to sustainability.
The SUSCO reviewed the progress made against the non-financial elements of Shell’s Powering Progress strategy, including progress against the ambitions and targets under the goals of achieving net-zero emissions, respecting nature and powering lives.
The sustainability topics and matters of public concern discussed in particular depth by the committee included biodiversity, plastic waste and methane emissions.
The SUSCO provided input to Shell's annual reporting and disclosures on energy transition and sustainability. The SUSCO Chair held meetings during the year with senior leaders to discuss specific topics.

See our website shell.com for details on SUSCO and how Shell manages sustainability.

Site visits
The SUSCO visited the Energy and Chemicals Park Rheinland in Germany, in November 2023. The visit included a review of energy transition projects that are part of the site's transformation, a review of operational safety and process safety performance, a tour of the facility, meetings with site staff, and an engagement with the Director General at the Ministry for Economic Affairs, Innovation, Digitalization and Energy of the state of North Rhine-Westphalia.
Two members of the SUSCO visited the Olympus offshore platform in the Gulf of Mexico in April 2023. The visit included a review of safety performance, production operations, the offshore business and Shell's approach to sustainability.
1.The SUSCO visit to the Shell Energy and Chemicals Park Rheinland, Germany, in November 2023. From left to right: Sir Andrew Mackenzie, Catherine J. Hughes, Jane Holl Lute and Bram Schot.
2.The Refhyne 1 hydrogen electrolyser at the Shell Energy and Chemicals Park Rheinland.
3.The SUSCO visit to Rheinland, Germany in November 2023.

161	Shell	Form 20-F 2023

Governance
Audit and Risk Committee Report
Dear Shareholders,
I am pleased to present our Audit and Risk Committee (the "ARC") Report for 2023.
I was delighted to welcome new ARC members, Cyrus Taraporevala, Sir Charles Roxburgh and Catherine Hughes. They joined the ARC on March 2, 2023, March 13, 2023 and May 23, 2023 respectively and bring valuable insight and experience. I would also like to thank Martina Hund-Mejean for her contribution as a committee member since May, 2020.
The ARC assists the Board in fulfilling its oversight responsibilities in areas such as the integrity of financial reporting, the effectiveness of risk management and internal controls, as well as the consideration of ethics and compliance matters. We are responsible for assessing the quality of the audit performed by, and the independence and objectivity of, the external auditor. The ARC also makes a recommendation to the Board on the appointment or reappointment of the external auditor. In addition, we oversee the work and quality of the internal audit function. During the year, the ARC's core duties remained largely unchanged and our usual cadence of activities remained in place. However, in recognition of the ARC's increased focus on risk management, we refreshed our Terms of Reference, formalising our role in assisting the Board in this area and revised our committee name to include "Risk". Detail on our oversight activities in relation to risk management can be found on page 166.
Our work programme over the course of a year focuses on a variety of matters that involve a high degree of judgement and/or are significant to Shell's consolidated financial statements. We review with management the sources of estimation uncertainty and other key assumptions against the backdrop of economic and market uncertainty and volatility, climate risk and the energy transition and evolving stakeholder expectations. In addition, we consider the robustness of the risk and internal control framework, results of internal control testing performed throughout the year, and remediation activities.

Ann Godbehere
Chair of the Audit and Risk Committee
Topics addressed in 2023 included: updates on Shell's announced withdrawal from Russian oil and gas activities; deferred taxes and tax exposures; the impact on tax balances and disclosures as a result of windfall and minimum taxes around the world; significant portfolio developments; litigation; impairment trigger assessments; impairment charges and reversals; accounting for complex contracts; dividend distribution capacity; and mark-to-market derivatives accounting, including the impact of volatile gas and power markets.
We received briefings from the Chief Internal Auditor on the effectiveness of Shell's risk management and internal control system and on the outcomes of significant audits and notable control matters.
The impacts of climate change and the energy transition continue to touch on many aspects of the ARC's work, including the financial statement impacts as well as data assurance challenges of meeting expanded climate-related disclosures. In order to obtain feedback to continuously improve carbon-related disclosures, management engaged with Sarasin & Partners and Carbon Tracker during 2023.
The ARC, recognising the evolving nature of climate change risks and responses, concluded that climate change has been appropriately considered by management in key judgements and estimates and agreed with the disclosure made by management.

“The primary role of the ARC is to assist the Board in fulfilling its oversight responsibilities in areas such as the integrity of financial reporting, the effectiveness of risk management and internal controls, as well as the consideration of ethics and compliance matters.“

162	Shell	Form 20-F 2023

Governance
Audit and Risk Committee Report continued
During 2023, the ARC was briefed on the implementation of the Shell Performance Framework which replaced the former Shell Control Framework with effect from July 1, 2023. Other focus topics for 2023 included Trading and Supply; regulatory developments, for example audit reform and corporate governance proposals and new sustainability reporting regulations; and new business ventures and controls.
As part of its oversight of compliance with applicable legal and regulatory requirements, including monitoring ethics and compliance risks, the ARC discussed with the Group Chief Privacy Officer activities undertaken in the ethics and compliance programme related to compliance with data privacy laws and regulations, and steps taken to manage those risks.
In 2023, the ARC conducted a site visit to the USA where it visited a number of operations and more recently, some members of the ARC visited Oman and Qatar. These site visits deepen the ARC's understanding of risks and opportunities, as well as its understanding of how the Company's Powering Progress strategy is being implemented.
The external audit tender process also commenced in 2023 and will continue in 2024 as set out later in this report.
On a final note, the ARC recognises the strong commitment and dedication of the financial reporting team and would like to thank them for all their efforts during 2023.
Ann Godbehere
Chair of the Audit and Risk Committee
March 13, 2024

Focus areas for 2023
￮Trading and Supply;
￮Shell Performance Framework;
￮Regulatory developments, including audit reform and corporate governance proposals, and new sustainability reporting regulations;
￮New business ventures and controls; and
￮External audit tender.

Priorities for 2024
￮Information risk management, including cyber security;
￮Regulatory developments, mainly those in relation to climate change and energy transition, including non-financial reporting requirements and preparation for reporting under the EU Corporate Sustainability Reporting Directive ("CSRD") and International Sustainability Standards Board ("ISSB") disclosure requirements;
￮Trading and Supply;
￮Shell Performance Framework; and
￮External audit tender.

Committee membership and attendance for 2023

During 2023, the members and meeting attendance of the ARC were as follows:
Committee member	Member since	Meetings attended	% of meetings attended
Ann Godbehere (Chair)	May 23, 2018	6/6	100%
Dick Boer	May 20, 2020	6/6	100%
Martina Hund-Mejean [B]	May 20, 2020	3/3	100%
Cyrus Taraporevala [C]	March 2, 2023	5/5	100%
Sir Charles Roxburgh [D]	March 13, 2023	4/4	100%
Catherine Hughes [E]	May 23, 2023	3/3	100%

[A]In addition to the six meetings, as part of its activities in 2023, the ARC conducted a site visit to the USA.
[B]Martina Hund-Mejean retired from the Board and the ARC with effect from May 23, 2023.
[C]Cyrus Taraporevala was appointed to the Board and the ARC with effect from March 2, 2023.
[D]Sir Charles Roxburgh was appointed to the Board and the ARC with effect from March 13, 2023. He attended an additional ARC meeting in an observer capacity.
[E]Catherine Hughes was appointed to the ARC with effect from May 23, 2023. She attended two additional ARC meetings prior to becoming an ARC member.

163	Shell	Form 20-F 2023

Governance
Audit and Risk Committee Report continued
All ARC members are financially literate, independent Non-executive Directors. In respect of the year ended December 31, 2023, for the purposes of the UK Corporate Governance Code, Ann Godbehere qualifies as: a person with "recent and relevant financial experience" and competence in accounting, and, for the purposes of US securities laws, an "audit committee financial expert".
The experience of the ARC members outlined on pages 139-145 demonstrates that the ARC as a whole has competence relevant to the sector in which Shell operates, and the necessary commercial, regulatory, financial and audit expertise required to fulfil its responsibilities. The ARC members have gained further knowledge and experience of the sector as a result of their Board membership and through various in-person and virtual site visits since their respective appointments.
The ARC invites the CFO, the Legal Director, the Chief Internal Auditor, the Executive Vice President (EVP) Controller, the Vice President Group Appraisal and Reporting and Deputy Controller and the external auditor to attend each meeting. The CEO, the Chair of the Board and the Company Secretary may also attend ARC meetings. Other members of management attend when requested on specific topics or to provide input on more detailed technical matters that may arise. The ARC regularly holds private sessions separately with the Chief Internal Auditor and the external auditor without members of management, except for the Legal Director, being present. Outside of the formal ARC meetings, the Chair of the ARC meets regularly with each of the following: the CFO, EVP Tax, EVP Controller, the Chief Internal Auditor, the external auditor, and the Chief Information Officer.
Committee remit
The roles and responsibilities of the ARC, as set out in its Terms of Reference, are reviewed annually (last reviewed in July 2023 and a copy of which can be found at shell.com) taking into account relevant regulatory changes and recommended best practice. The key responsibilities of the ARC include, but are not limited to:
Risk Management and Internal Control
￮assisting the Board in reviewing the emerging, principal, and other significant risks facing the Group;
￮monitoring the effectiveness of the system of risk management and internal control;
Financial Reporting
￮reviewing the integrity of the financial statements, including annual reports, half-year reports, and quarterly financial statements;
￮reviewing the potential impacts on the consolidated financial statements of the implementation of the Company's strategy, climate change and the energy transition;
￮advising the Board whether, in the ARC's view, the Annual Report taken as a whole is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company's position and performance, business model and strategy;
￮reviewing and discussing with management the appropriateness of judgements involving the application of accounting principles and disclosure rules;
Compliance and Governance
￮reviewing the functioning of the Shell Global Helpline and reports arising from its operation;
￮overseeing compliance with applicable legal and regulatory requirements, including monitoring ethics and compliance risks;
Internal Audit
￮monitoring the qualifications, expertise, resources and independence of the internal audit function;
￮approving the internal audit function's charter and the annual internal audit plan to ensure alignment with the key risks of the business;
￮reviewing any significant matters arising from internal audits with the Chief Internal Auditor, and the Company's management and assessing management's response to internal audit findings and control weaknesses as appropriate, including potential improvements and agreed actions;
￮assessing internal audit's performance and effectiveness each year;
External Audit
￮reviewing and monitoring the independence and objectivity of the external auditor;
￮considering the annual external audit plan and approving related remuneration, including fees for audit and non-audit services;
￮assessing the performance and effectiveness of the external auditor and the audit process, including an assessment of the quality of the audit; and
￮recommending to the Board for it to put to the Company's shareholders for approval at the Annual General Meeting ("AGM") a resolution to appoint, reappoint, or remove the external auditor.

These responsibilities form the basis of the ARC's annual work plan, which is adjusted as necessary throughout the year. In addition, the ARC annually identifies certain business and function areas to focus on during that year. The focus areas generally encompass aspects of risk management and internal control, financial reporting and compliance. The ARC is authorised to seek any information it requires from management and external parties and to investigate issues or concerns as it deems appropriate. The ARC may also obtain independent professional advice at the Company's expense.
No such independent advice was requested in 2023.
The ARC keeps the Board informed of its activities and recommendations, and the Chair of the ARC provides an update to the Board after every ARC meeting. The ARC discusses with the Board if it is not satisfied with or believes that action or improvement is required concerning any aspect of financial reporting, risk management and internal control, compliance or audit-related activities.
ARC topic coverage in 2023
The pie chart below shows the percentage of time the ARC spent on various activities during 2023.

164	Shell	Form 20-F 2023

Governance
Audit and Risk Committee Report continued

Focus areas for 2023	of ARC time and activities
The ARC met with senior leaders from various business and function areas to discuss the adequacy, design and operational effectiveness of risk management and controls related to the critical activities carried out by their respective business or function. The discussions included information on any enhancements to strengthen controls and how areas identified for improvement had been addressed; the monitoring of activities around key risks; and the steps being taken to identify new or emerging areas of risk.
In addition to the significant accounting and reporting considerations discussed on pages 168-169 the business and function areas reviewed by the ARC in 2023 included the following:
￮Trading and Supply – the ARC was provided with updates on Trading and Supply activities, particularly in the light of market volatility. Topics included transformation programmes, and management of credit and market risk. The ARC also visited the trading floor in Houston where ARC members received various briefings, including in relation to the trading and IT platforms used by the Shell Energy Americas Gas & Power Trading team.
￮Shell Performance Framework – the ARC reviewed the introduction of the Shell Performance Framework which replaced the existing Shell Control Framework with effect from July 1, 2023. The new framework retains the core strengths of the previous Shell Control Framework, while placing greater focus on achieving the right commercial outcomes by emphasising the value of using a "whole systems" approach to business activities including the role that performance culture plays in achieving Shell's objectives. The ARC discussed with management how the framework is being applied in practice.
￮Regulatory developments – the ARC was regularly updated with respect to regulatory developments and their potential implications for Shell, including in relation to the draft Audit Regulation (which was subsequently withdrawn) and the Corporate Governance Code consultation. The ARC was briefed in relation to UK, US and EU sustainability reporting developments, including the CSRD, and their implications for Shell, in particular potential assurance requirements.
￮New business ventures and controls – the ARC met with the management of Sprng Energy (which Shell acquired in August 2022) and discussed the integration process.
Site visits
During the year, the ARC conducted a site visit to the USA where ARC members visited a number of operations including Shell Polymers Monaca, the Shell Norco facility, the Shell-operated Vito floating production facility in the Gulf of Mexico (virtual visit from New Orleans) and the Houston trading floor. Recently, some members of the ARC also visited Oman and Qatar.
Site visits are an important part of the ARC's annual work plan, as they provide the opportunity for the ARC to gain a deeper understanding of the various businesses and functions at each location, the local external and risk environment within which those activities take place and how they contribute to Shell achieving its strategic ambitions. In addition to in-depth examinations of specific business areas, site visits enable the ARC members to interact with a diverse group of employees and learn about their experiences, challenges they face and their opportunities for career development. The ARC is also briefed on the impact of the energy transition at a local level, how risks associated with climate change are managed, and the results of the Shell People Survey.

165	Shell	Form 20-F 2023

Governance
Audit and Risk Committee Report continued

Risk Management and Internal Control	of ARC time and activities
The ARC assists the Board in reviewing the emerging, principal, and other significant risks facing the Group and in fulfilling its responsibilities in relation to risk management and internal control. In order to monitor the effectiveness of the procedures for internal control over financial reporting, compliance and operational matters, the ARC reviews reports on risks, controls and assurance, including the annual assessment of the system of risk management and internal control. The ARC also reviews the Company's evaluation of the internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act (SOX 404). The ARC updated the Board on compliance with internal controls across the Shell Group and on any major matters for which action or improvement was recommended.

Activities performed	Frequency
Risk Management and Internal Control
Review the emerging, principal, and other significant risks facing the Group	P
Review the policies and practices and monitor the effectiveness relating to Shell's risk management and internal control system.	P
Receive briefings on regulatory developments.	P
Review management's SOX 404 assessment.	A
Discuss significant matters arising from completed internal audits with the Chief Internal Auditor, management and the external auditors.	Q
Assess management's responses to significant audit findings, recommendations and notable control weaknesses, including potential improvements and agreed actions.	P
Review significant legal matters with Shell's Legal Director.	P
Review the oil and gas reserves control framework.	A
Review Shell's information risk management.	P
Review Shell's tax function, key tax risks and Shell's approach to the evolving area of tax transparency.	P
A = Annually Q = Quarterly P = Periodically
Throughout the year, the ARC and management discuss Shell's overall approach to risk management and internal control, including compliance, tax, and information risk management matters and the adequacy of disclosure controls and procedures. The ARC receives regular reports from the EVP Controller on the status of actions to address control weaknesses identified via business control incidents and the trends in other measures used to monitor the robustness of the risk management framework and internal control systems.

The ARC is also briefed on litigation and other matters (see Note 31 to the "Consolidated Financial Statements" on pages 286-288 and "Governance framework" on page 153).

The ARC regularly reviews the status of management's SOX 404 testing of controls and remediation actions to address any identified weaknesses. For 2023, these reviews included consideration of how the volatile external environment affected the controls and assurance landscape, including the financial reporting process. The ARC and management discussed the steps taken to maintain an effective control environment and to demonstrate "management in control" during the year.
It is important that the ARC monitors and learns about evolving external developments in a timely fashion. Accordingly, the ARC is regularly briefed on developments in the legal, regulatory and financial reporting landscape that could affect the Company.
In 2023, the ARC dedicated time to the following topics:
￮Tax risks – In addition to the regular review of Shell's tax provisions, management also briefed the ARC regarding developments in the external tax landscape, including windfall and minimum taxes and how different jurisdictions are seeking to incentivise investment when entering new markets and businesses. Management outlined for the ARC the steps being taken to manage tax risks and exposures arising from differing viewpoints on complex tax laws.
￮Information risk management, including cyber security – The ARC was briefed in relation to Shell's Information and Risk management framework, particularly in the light of the deterioration of the external threat environment and evolving global regulatory landscape (including SEC cybersecurity disclosure rules).
￮Oil and gas reserves control framework – The ARC annually reviews the framework that supports Shell's internal reporting and external disclosures of oil and gas reserves. The ARC also reviews the processes and controls that prevent and/or mitigate the risks of non-compliance with regulatory reporting requirements. This annual review of Shell's oil and gas reserves control framework supports the ARC's review of Shell's reported proved oil and gas reserves discussed later in this report.
In addition to the above, the ARC also had quarterly discussions with the Chief Internal Auditor regarding the Company's risk management and internal control system, significant matters arising from the internal audit assurance programme and management's response to internal audit findings and control weaknesses, including potential improvements and agreed actions.
The ARC similarly holds discussions with EY, the external auditor, on a quarterly basis regarding how risks to audit quality are addressed, key accounting and audit judgements, results from audit procedures and management's response to any significant audit findings and any material communications between EY and management.

166	Shell	Form 20-F 2023

Governance
Audit and Risk Committee Report continued

Financial Reporting	of ARC time and activities
The ARC receives comprehensive reports from management and the external auditor on quarterly financial reporting, accounting policies and significant judgements and reporting matters.

Activities performed	Frequency
Financial Reporting
Review Shell's accounting policies and practices, including compliance with accounting and reporting standards.	Q
Assess the appropriateness of key judgements and the interpretation and application of accounting principles.	Q
Review the potential impact on the consolidated financial statements of the implementation of the Company's strategy, climate change and the energy transition.	P
Consider the integrity of the year-end financial statements and recommend to the Board whether the audited financial statements should be included in the annual and statutory reports.	A
Consider the integrity of the half-year report and quarterly financial statements.	Q
Review management's assessment of going concern and longer-term viability.	Q
Review Shell's policies with respect to earnings releases; financial and non-financial performance information and earnings guidance; and significant financial reporting matters.	Q
Review Shell's policies with respect to oil and gas reserves accounting and reporting including the outcome of the oil and gas reserves booking/debooking process.	A
Review the internal controls for financial reporting.	P
Advise the Board of the ARC's view on whether, taken as a whole, the Annual Report is fair, balanced and understandable and provides the information necessary for shareholders to assess Shell's position and performance, business model and strategy.
A
A = Annually Q = Quarterly P = Periodically
Shell's Annual Report and Accounts for the year ended December 31, 2022 was selected by the Financial Reporting Council (FRC) for review [A] in accordance with Part 2 of the FRC's Corporate Reporting Review Operating Procedures. The FRC raised some queries in relation to determination of discount rates used in impairment testing and provided some observations to take into account when considering whether any improvements can be made to future financial reporting. Following correspondence, the review was closed on January 19, 2024 and some disclosure enhancements have been made to the Consolidated Financial Statements for the year ended December 31, 2023. The ARC reviewed Shell's correspondence with the FRC and discussed with management the disclosures incorporated in the Consolidated Financial Statements in response to the FRC review
[A]The FRC noted that their review is based solely on the annual report and accounts and does not benefit from detailed knowledge of Shell's business or an understanding of the underlying transactions entered into, but that it is, however, conducted by staff of the FRC who have an understanding of the relevant legal and accounting framework. The FRC correspondence provides no assurance that Shell's annual report and accounts for the year ended December 31, 2022 are correct in all material respects; the FRC's role is not to verify the information provided but to consider compliance with reporting requirements.
The ARC reviewed the Company's 2023 quarterly unaudited interim financial statements, half-year report, Annual Report and Form 20-F with management and the external auditor.
Shell uses alternative performance measures (APMs) to provide greater insights into its financial and operating results. The ARC regularly considers the APMs used in Shell's reporting, the reconciliations to IFRS financial statements and explanations for changes from the previous quarter and year. The ARC reviews the overall presentation of APMs with management to ensure they are not given undue prominence. The ARC discusses adjusting items with management including any changes to methodology.
The APMs disclosed by Shell are subject to the same internal control process as applied for other financial reporting.
The Committee discussed the audited financial statements with management and the external auditor. The Committee advised the Board that in its view the 2023 Form 20-F including the financial statements for the year ended December 31, 2023, taken as a whole, provides the information necessary for shareholders to assess Shell's position and performance, business model and strategy. The Committee also advised the Board that in its view, the inclusion of the audited financial statements in the 2023 Form 20-F is appropriate. To reach this conclusion, the Committee critically assessed drafts of the 2023 Form 20-F including the financial statements and reviewed with management the process for ensuring compliance with applicable requirements. This process included: verifying that the contents of the 2023 Form 20-F are consistent with the information shared with the Board during the year to support their assessment of Shell's position and performance; ensuring that consistent materiality thresholds are applied for favourable and unfavourable items; considering comments from the external auditor; and receiving assurance from the Executive Committee (EC). The Committee also reviewed and considered the Directors' half-year and full-year statements with respect to the going concern basis of accounting. The Committee and the external auditor also discussed matters regarding the audit and the quality of the accounting judgements employed by management.

167	Shell	Form 20-F 2023

Governance
Audit and Risk Committee Report continued

Financial Reporting continued
Significant accounting and reporting considerations
The ARC assessed the following significant accounting and reporting areas, including those related to Shell's 2023 Consolidated Financial Statements. The ARC was satisfied with how each of the areas below was addressed. As part of this assessment, the ARC received reports, requested and received clarifications from management, and sought assurance and received input from the internal and external auditors.

Issue	Committee activity and outcome
Climate change and energy transition
Risks related to climate change and the energy transition are continually monitored to ensure impacts are reflected within Shell's financial statements.
The external landscape related to non-financial disclosures continues to evolve. In the absence of one global standard for climate-related reporting there are growing demands from various regulatory and voluntary bodies all with their own expectations for disclosures.

The ARC discussed with management key regulatory requirements including (but not limited to) the FRC, ISSB, SEC and EU disclosure requirements and their implications for Shell's external disclosures. The ARC also received an update on the outcome of management's engagement with Sarasin & Partners and Carbon Tracker.
The ARC reviewed Note 4 to the "Consolidated Financial Statements" summarising the key climate risk impacts on the Consolidated Financial Statements as well as the impairment sensitivity disclosures using price outlooks based on different climate change scenarios, including external scenarios.

See Note 4 to the "Consolidated Financial Statements" on pages 231-243.

The ARC was briefed on the non-financial reporting external landscape developments and regulatory requirements. In this connection, the ARC considered the potential implications required for Shell's external disclosures going forward. The ARC reviewed the TCFD disclosure in the "Our journey to net zero" section, including covering aspects of ETS24, and other non-financial disclosures as part of the Annual Report review and was briefed on the EU Taxonomy voluntary disclosures included as supplementary information to the Annual Report.

Updates regarding climate change and energy transition have been included in the risk factors section on page 18.
Impairment and impairment reversals
The carrying amount of an asset should be tested for impairment or impairment reversal whenever events or changes in circumstances indicate that the recoverable amount for that asset may have changed, for example if there is a change in the outlook for commodity prices or refining margin assumptions, or in the event of revisions to future activity plans and developments. On classification as held for sale, the carrying amounts of property, plant and equipment (PP&E) and intangible assets must also be reviewed.

The ARC reviewed the impairment assessments that were performed each quarter, and the methodology applied in conducting impairment assessments.
The ARC considered increases in global risk-free interest rates, alongside other input assumptions, in assessing market expectations of the expected rate of return on various assets. As a result, weighted average cost of capital ("WACC") assumptions have been updated with effect from June 2023, reflecting management's conclusion that a structural increase in expected rates of return could be observed. This resulted in an increase in the discount rate applied for impairment testing purposes and a trigger for impairment assessment. The ARC reviewed the outcome of this assessment and the resulting impairment which has been recognised in the 2023 Consolidated Financial Statements. The ARC also reviewed the outcomes of periodic reassessments of the WACC during the remainder of the year, including management's conclusion on the reasonability of the discount rate applied as at December 31, 2023.
The ARC considered the updated oil and gas price outlooks against market developments and benchmarks. The 2023 commodity price outlook was reassessed to determine whether revised price premises would result in a trigger for impairment or impairment reversal. Based on the analysis performed, no triggers were identified.
The ARC also reviewed other circumstances that may indicate that the recoverable amount of assets have changed, such as those related to revision of future plans and developments, exploration and evaluation assets, held-for-sale classification for asset disposals and margin assumptions. The ARC also reviewed the outcomes of goodwill testing, including for new acquisitions.

See Notes 2, 10, 11 and 12 to the "Consolidated Financial Statements" on pages 221-231, 252, 253-254 and 255-257.
Gas & Power markets and derivatives accounting
External events during the year, such as the Russia-Ukraine war and uncertainties over Russian gas supplies, affected trading activities. The impacts on financial outcomes of Integrated Gas and Renewable and Energy Solutions included, for example, significant derivatives movements.

The ARC reviewed Trading and Supply activities and developments, including detailed analysis of the trading strategies employed, their impact on financial metrics, and the associated accounting treatment applied.
The ARC reviewed the impacts of volatile gas and power markets including the impact on mark-to-market valuation of derivatives, income for the period and adjusted earnings, as well as the resulting cash flow movements.
The ARC received updates on the enhancement of reporting processes within Trading and Supply, with a focus on the accuracy and efficacy of these processes.

See Note 25 to the "Consolidated Financial Statements" on pages 276-282.

168	Shell	Form 20-F 2023

Governance
Audit and Risk Committee Report continued

Financial Reporting continued

Issue	Committee activity and outcome
Taxation
The determination of tax assets and liabilities requires the application of judgement as to the ultimate outcome, which can change over time. In particular, uncertain tax treatments require management to assess the more-likely-than- not outcome, and the recognition of deferred tax assets requires management to make assumptions regarding future profitability. As a result, they are inherently uncertain.

The ARC considered the uncertain tax positions and discussed management's assumptions of future taxable profits. The ARC also evaluated the appropriateness of the recognition of deferred tax assets and tax liabilities. The ARC recognises that assumptions regarding future taxable profits are inherently uncertain because they involve assessing factors such as the potential impacts of climate change and the energy transition. The ARC deemed the assessments of uncertain tax exposures and the recognition of deferred tax assets and tax liabilities to be reasonable.
The ARC also reviewed the impact of IAS 12 amendments that required a change to the Group's deferred tax treatment of decommissioning and restoration (D&R) obligations.

See Notes 2 and 22 to the "Consolidated Financial Statements" on pages 221-231 and 266-268.
Portfolio activities
In implementing the Powering Progress strategy, several portfolio developments occurred in 2023.
The ARC discussed the accounting implications of these developments and the recognition of: (i) decommissioning and restoration provisions; (ii) deferred tax balances; (iii) impairment; and (iv) assets held for sale. The ARC also considered complex accounting treatments arising from acquisitions and divestments, including the acquisition of Nature Energy Biogas.

See Notes 2 and 24 to the "Consolidated Financial Statements" on pages 221-231 and 275-276.
Provisions
Provisions, including decommissioning and restoration provisions, are one of the main components of the balance sheet liabilities. The quantification of these provisions requires judgements on input parameters which include, but are not limited to, discount rates and estimated future decommissioning and restoration costs.
The ARC reviewed provisions, including onerous contracts and litigation. The ARC also reviewed the input parameter assumptions and judgements used in arriving at the decommissioning and restoration provisions.
The discount rate is reviewed regularly and the ARC considered the change in discount rate to be applied prospectively from the fourth quarter 2023, following an observable increase in US Treasury yields. The impact of the change in discount rate on non-current decommissioning and other provisions was disclosed in the fourth quarter 2023 quarterly results announcement.
The ARC has continued to receive updates on the withdrawal from Russian oil and gas activities throughout 2023 including implications for the financial statements.

Retirement benefit obligations
Retirement benefits are an important component of both assets and liabilities on the balance sheet. The quantification of these assets and liabilities requires judgements on input parameters which include, but are not limited to, actuarial assumptions and discount rates.

The ARC reviewed the management of risks in relation to retirement benefits in 2023, including financial, operational, and regulatory developments. The ARC reviewed the key assumptions (including discount rates and inflation) and sensitivities as part of the Annual Report review and the enhanced disclosures made in this Report.

See Note 23 to the "Consolidated Financial Statements" on pages 268-274.
Other matters
The ARC reviewed: the year-end reported proved oil and gas reserves, including management judgements and adjustments made to reflect changes in geological, technical, contractual and economic information (including yearly average price assumptions) and the effectiveness of financial controls. An explanation of the Group's accounting policies is provided on pages 221-231.

169	Shell	Form 20-F 2023

Governance
Audit and Risk Committee Report continued

Compliance and Governance	of ARC time and activities

Activities performed	Frequency
Compliance and Governance
Monitor the receipt, retention, investigation and follow-up actions of complaints received, including those from the Shell Global Helpline.	P
Review with the Chief Ethics and Compliance Officer the implementation and effectiveness of the ethics and compliance programme and function.	A
Consider compliance with applicable external legal and regulatory requirements.	P
Perform an evaluation of the ARC's performance and effectiveness and report the results to the Board.	A
Review and, if required, update the ARC's Terms of Reference.	A
Review the Chief Financial Officer's significant business and investment transactions for potential conflicts or related party transactions.	A
Assess the Chief Financial Officer's performance.	A
A = Annually Q = Quarterly P = Periodically
Ethics and compliance
In 2023, the ARC received an update from the Chief Ethics and Compliance Officer on how a range of macro factors and external trends and developments were affecting conduct risk at Shell. The Chief Ethics and Compliance Officer summarised the specific emerging ethics and compliance risks, with a particular focus on trade compliance and data privacy, and management's actions to manage and mitigate them. The Chief Ethics and Compliance Officer briefed the ARC on communications to staff from both senior leaders and mid-level management reinforcing the importance of adherence to and affirming Shell's commitment to the Ethics and Compliance framework and Code of Conduct throughout the year.
As part of the annual assessment of the system of risk management and internal control, the ARC discussed with the Chief Ethics and Compliance Officer their annual report on compliance matters. The report included an overview of the effectiveness of the Shell ethics and compliance programme in managing ethics and compliance risk in Shell's business activities, regulatory developments and compliance activities. The ARC also reviewed investigations of cases involving ethics and compliance concerns. The ARC discussed management's findings in such cases to satisfy itself that a rigorous process had been followed, with appropriate disciplinary action being taken where necessary, and that management had embedded learnings into Shell's systems and controls.
Whistleblowing investigations
The ARC is responsible for establishing and monitoring the implementation of procedures for the receipt, retention, investigation and follow-up actions of complaints received, including those from the Shell Global Helpline. The ARC reviewed whistleblowing reports and internal audit reports and considered management's responses to the findings in these reports. In 2023, 2,134 allegations and inquiries were made through the Shell Global Helpline (2022: 1,790), of which approximately 41% were submitted anonymously (2022: 41%). In 2023, a total of 470 investigations were closed (2022: 412), of which 54% were found to have some level of substantiation (2022: 44%) and were primarily in the areas involving harassment, conflicts of interest and protection of assets.
Regulatory developments
The ARC was briefed on regulatory developments in areas including:
(i) sustainability and climate-related disclosures (in particular management's responses to proposals from the International Sustainability Standards Board and FRC/EU disclosure requirements); (ii) the Audit Committees and the External Audit: Minimum Standard and the proposed new Audit Regulation (which was subsequently withdrawn); (iii) accounting and reporting developments; (iv) environmental liabilities; and (v) treasury activities. In May 2023, the FRC launched a consultation in relation to the UK Corporate Governance Code and subsequently issued a revised version in January 2024. The ARC and management discussed the consultation proposals, including potential implications for the Company, the Board and the ARC. The ARC reviewed management's proposed response to the consultation and supported the response.
ARC annual evaluation
The ARC undertakes an annual evaluation of its performance and effectiveness. This year the ARC's performance evaluation was facilitated by the Company Secretary. Each ARC member responded to a confidential anonymised questionnaire about the ARC's performance covering questions on: the management of the ARC in areas such as the annual cycle of work and the agenda for meetings; the quality of the information provided to the ARC; the effectiveness of the ARC's oversight in areas such as financial reporting, risk management policies and practices and internal controls, and the work of internal and external audit; rating the ARC's performance in reviewing and assessing significant accounting/reporting issues; and how to improve the ARC's performance. Progress against the ambitions identified during the 2022 evaluation is provided in the Board evaluation section on page 154. Three themes from the 2023 evaluation process were identified as areas of focus for 2024, including risk management and presentation; structure of internal audit updates and further enhancement of pre-read for ARC meetings. The ARC concluded that its performance in 2023 had been effective and that it had fulfilled its role in accordance with its Terms of Reference.
In preparing its work plan for 2024, the ARC has included the following focus areas in addition to the standing items: information risk management, including cyber security; regulatory developments, mainly those in relation to climate change and the energy transition, including non-financial reporting requirements and preparation for reporting under the CSRD and ISSB disclosure requirements; Trading and Supply; Shell Performance Framework; and external audit tender.

170	Shell	Form 20-F 2023

Governance
Audit and Risk Committee Report continued

Internal Audit	of ARC time and activities

Activities performed	Frequency
Internal Audit
Evaluate the quality, efficiency and effectiveness of the internal audit function including the competence, qualifications, expertise, compensation and budget.	A
Review and approve the internal audit function's remit, charter and audit plan.	A
Assess the performance of the Chief Internal Auditor.	A
A = Annually Q = Quarterly P = Periodically
Each quarter, the ARC discusses with the Chief Internal Auditor the Company's risk management and internal control system, any significant matters arising from the internal audit assurance programme and management's response to significant audit findings and notable control weaknesses, including planned improvements and agreed actions. The ARC also holds private sessions separately with the Chief Internal Auditor without members of management, except for the Legal Director, being present. The ARC's time for these activities is included in Risk Management and Internal Control described earlier in this report. Outside of the formal ARC meetings, the Chair of the ARC meets regularly with the Chief Internal Auditor.
Internal audit remit
The internal audit function is an independent assurance function which supports Shell's continuous efforts to improve its overall control framework. The internal audit function contributes to the maintenance of a systematic and disciplined approach to evaluate and improve the design and effectiveness of Shell's risk management, and control and governance processes. The primary role of the internal audit function's assurance and investigation activities is to safeguard value by protecting Shell's assets, reputation and sustainability in relation to the organisation's defined goals and objectives.
The ARC defines the responsibility and scope of the internal audit function and approves its annual plan. The Chief Internal Auditor reports functionally to the Chair of the ARC and administratively to the Chief Financial Officer. The Chair of the ARC approves, in consultation with the Chief Financial Officer, all decisions regarding the performance evaluation, appointment or removal of the Chief Internal Auditor. A new Chief Internal Auditor was appointed with effect from August 2023.
Annual internal audit plan and assessment of internal audit's effectiveness
The ARC considered and approved the internal audit function's annual audit plan, including focus areas for 2023 consisting of:
￮talent and capability (professional audit development and technical capabilities);
￮quality (developing first-line staff competence and clarity on self-verification and supervisory controls);
￮alignment (improved integration of risk management and alignment of assurance processes across Shell); and
￮engagement (mainly in the area of keeping staff and Shell stakeholders engaged and informed on effective risk management and internal control).
The Chief Internal Auditor updated the ARC quarterly on the approved 2023 internal audit plan and discussed whether the plan remained fit for purpose in addressing the most critical areas of risk. The ARC assessed the performance of the internal audit function as effective. The ARC also assessed the performance of the Chief Internal Auditor as effective.
The Chief Internal Auditor periodically assesses whether the purpose, authority and responsibilities of the internal audit function continue to enable it to accomplish its objectives. The results of this periodic assessment are communicated to the EC and the ARC. The Chief Internal Auditor also confirms to the ARC the continued validity of the charter of the internal audit function or puts forward proposals for updates to it. The Chief Internal Auditor maintains an internal quality assurance and improvement programme, including an annual assessment of the effectiveness and efficiency of the internal audit function's activities and evaluations of conformance with the standards of the Chartered Institute of Internal Auditors (CIIA). The Chief Internal Auditor discusses the results of this annual assessment with the EC and the ARC. At least every five years, the effectiveness and quality of the internal audit function are independently assessed externally, and the Chief Internal Auditor reviews the report with the EC and the ARC. An independent assessment of the internal audit was conducted at the end of 2022, following up on the previous review in 2018. The 2022 assessment confirmed that the internal audit conformed with the CIIA standards and the 2020 Internal Audit code of practice and identified some opportunities for further improvement. The next external assessment is planned to take place in 2027.

171	Shell	Form 20-F 2023

Governance
Audit and Risk Committee Report continued

External Auditor	of ARC time and activities

Activities performed	Frequency
External Audit
Review and approve the engagement letter for the external auditor's annual audit of the Company's consolidated and parent company financial statements.	A
Approve the remuneration for audit and non-audit services, including pre-approval of permissible non-audit services.	Q
Consider the annual external audit plan and monitor the execution and results of the audit.	P
Monitor the qualifications, expertise, resources and independence of the external auditor.	A
Review the Company's representation letter prior to signing by management.	P
Assess the performance, objectivity and effectiveness of the external auditor, the audit process, the quality of the audit, the external auditor's handling of key judgements and the external auditor's response to questions from the ARC.
P
Recommend to the Board that the reappointment of the external auditor be put to the Company's shareholders for approval at the AGM.	A
A = Annually Q = Quarterly P = Periodically
Annual external audit plan and assessment of external audit's effectiveness
EY reviewed with the ARC its audit strategy, scope and plan for the 2023 audit, highlighting areas which would receive special consideration. In particular, the ARC and EY discussed how the audit would take into consideration risks associated with:
￮Trading and Supply deal complexity;
￮Revenue recognition fraud risk (unauthorised trading and management override);
￮Climate change and the energy transition;
￮Oil and gas reserves;
￮Impairment assessments;
￮Decommissioning and restoration obligations;
￮Exploration assets;
￮Goodwill recoverability;
￮Pensions; and
￮Taxation, specifically deferred tax assets and uncertain tax treatments.
EY defines significant audit risks as those areas where there is a higher likelihood of a material error and which therefore require special audit attention. In EY's view, the significant audit risks are Trading and Supply deal complexity and the risk of unauthorised trading or management override.
The ARC considered the annual audit plan, which included assessing whether the planned materiality levels and proposed resources to execute the audit plan were consistent with the scope of the audit.
EY regularly updated the ARC on the status of its procedures and preliminary findings, providing an opportunity for the ARC to monitor the execution and results of the audit. The ARC and EY discussed how risks to audit quality were addressed, key accounting and audit judgements, material communications between EY and management and any issues arising from them. At least quarterly, the ARC met privately with EY representatives without management (except for the Legal Director) being present in order to encourage open and transparent feedback from both parties. In addition, the Chair of the ARC meets separately with the external auditor on a regular basis.
As part of its oversight of the external auditor, the ARC annually assesses the performance and effectiveness of the external auditor and the audit process. This includes assessing the quality of the audit, how the auditor handled key judgements, and the auditor's response to the ARC's questions. The assessment also involves the ARC evaluating the objectivity and independence of EY and the quality and effectiveness of the external audit process.
The ARC's evaluation of the performance and effectiveness of the external auditor and the audit process includes the following key criteria:
￮professionalism, competence, integrity and objectivity during the audit, including handling of areas involving judgement and estimates;
￮EY's quality assurance procedures and internal quality control procedures;
￮audit quality priorities and actions taken as part of maintaining a sustainable audit quality programme;
￮constructive challenge of management and key judgements;
￮efficiency, covering aspects such as service level and innovation in the audit process, use of data analytical and digital audit tools, and opportunities for improvement;
￮quality of the audit team's leadership;
￮the most recent EY Transparency Report;
￮thought leadership and actions, especially in the areas of climate change; and
￮compliance with relevant legislative, regulatory and professional requirements.
In addition to reflecting on its own experiences, including interactions with the external auditor throughout the year, the ARC considered and discussed the results of management's internal survey relating to EY's performance over the financial year 2023, which reflected a broadly comparable performance to 2022 and the views and recommendations from management and the Chief Internal Auditor. The ARC also considered the FRC Audit Quality Review ("AQR") team's inspection of EY's audit of the financial statements for the year ended December 31, 2022.
As part of the current assessment of effectiveness, the ARC has taken into consideration the guidance issued by the FRC, including the guidance on oversight of the external audit set out in "Audit Committees and the External Auditor: Minimum Standard".
Taking into account the above, the ARC is satisfied that EY continued to provide a high-quality and effective audit in its eighth year as auditor and maintained its objectivity, integrity and impartiality. As required under UK and US auditing standards, the ARC received a letter on independence-related matters from EY. EY also informed the ARC in writing of any significant relationships and matters that may reasonably be thought to affect its objectivity and independence. The ARC and EY discussed such relationships and matters and determined that they did not impair EY's objectivity, integrity and impartiality.

172	Shell	Form 20-F 2023

Governance
Audit and Risk Committee Report continued

External Auditor continued
During 2023, EY's audit of Shell's Consolidated Financial Statements for the financial year ended December 31, 2022 was selected for inspection by the AQR team of the FRC. Following the AQR team's inspection of EY's audit of the financial statements for the year ended December 31, 2022, the FRC wrote to the Chair of the ARC setting out the scope of its inspection, its audit quality assessment, good practice, and other findings. The inspection report was shared with all ARC members and discussed at an ARC meeting in December 2023. The ARC noted the inspection did not raise any key findings and highlighted five audit areas of good practice.
Audit Committees and the External Audit: Minimum Standard
In May 2023, the FRC published the Audit Committees and the External Audit: Minimum Standard. This Audit and Risk Committee Report describes how the ARC has complied, to the extent applicable, with the provisions of the Minimum Standard during the year (in particular the "External Auditor" section of this report).
Reappointment and external audit tender
The ARC is responsible for considering whether there should be a rotation of the independent registered public accounting firm in order to ensure continuing auditor quality and/or independence, including consideration of the advisability and potential impact of conducting a tender process for the appointment of a different independent public accounting firm. The ARC is also responsible for making a recommendation to the Board, for it to put to the Company's shareholders for approval in the General Meeting, on the appointment, reappointment, or removal of the external auditor.
At the AGM in May 2023, the shareholders approved a resolution to reappoint EY as external auditor until the conclusion of the next AGM. EY was first appointed at the AGM in May 2016 after a competitive tender process. The lead audit partner, Gary Donald, has been in post since the start of the 2021 audit. Under UK legal requirements, the Company may retain EY as its external auditor for 20 years. For the 2023 financial year, the Company has complied with The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014.
In its oversight of the external audit, the ARC considered whether it would be appropriate to conduct an audit tender in respect of the 2024 audit.
The ARC reflected on:
￮its continued satisfaction with the quality and independence of EY's audit;
￮any new external auditor would need a transition period to develop sufficient understanding of the business given Shell's size and complexity;
￮frequent changes of external auditor would be inefficient and could lead to increased risk and the loss of cumulative knowledge;
￮a change in auditor would be expected to have a significant impact on Shell, including on the Finance function; and
￮any change in auditor should be scheduled to limit operational disruption.
The ARC also considered EY's leadership and activities in the area of climate change.
After due consideration the ARC determined that it would not be appropriate to re-tender for the external audit at this time. The ARC has recommended to the Board that at the 2024 AGM the Board should propose that EY be reappointed as the external auditor of the Company for the year ending December 31, 2024. The ARC's recommendation is free from third-party influence and there are no contractual obligations that restrict the ARC's ability to make such a recommendation.
The ARC acknowledges the UK legal requirements relating to mandatory audit rotation (maximum 20-year engagement) and audit tendering (with a requirement to undertake a formal process after ten years). As EY was appointed in 2016 after a competitive tender process, the Company is required to tender for the audit no later than the financial year commencing January 1, 2026. During 2023, the ARC considered the proposed approach to the Group audit tender and the tender process was commenced, with a view to reaching a conclusion before the end of 2024. The ARC believes that this timeline for the re-tender is in the best interests of shareholders in order to prepare for orderly transition in the event that a new audit firm is selected. In conducting the tender process, the ARC will consider insofar as practical the guidance on tendering set out in the FRC's "Audit Committees and the External Auditor: Minimum Standard".
Non-audit services
The ARC maintains an auditor independence policy (AIP) in respect of the provision of services by the external auditor. Under the AIP, the ARC will only approve services to be carried out by the external auditor or its affiliates where such services do not present a conflict of interest risk in fact or in appearance. The ARC regularly reviews this policy for necessary changes in response to changes in related standards and regulatory requirements.
This policy is designed to safeguard auditor objectivity and independence. It addresses the provision of audit services, audit-related services and other non-audit services and stipulates which services require specific prior approval by the ARC.
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
The ARC reviews quarterly reports from management on the audit and non-audit services reported in accordance with the policy or for which specific prior approval from the ARC is being sought. Under the AIP, no prior approval by the ARC is required for any additional audit service contract not individually exceeding $500,000. All non-audit services where the fee for an individual contract exceeds $100,000, including audit-related services, require individual prior approval by the ARC. For audit or non-audit service contracts that do not exceed the relevant threshold, the matter is approved by management by delegated authority from the ARC and is subsequently presented for approval by the ARC. The ARC is mindful of the overall proportion of fees for audit and non-audit services in determining whether to approve such services.
Fees
After due consideration, the ARC approved the auditor's remuneration, satisfying itself that the level of fees payable in respect of the audit and non-audit services provided was appropriate and that an effective, high-quality audit could be conducted for such fees.
The total auditor's remuneration of $66 million (2022: $69 million, 2021: $63 million) is categorised as follows: audit $64 million (2022: $65 million, 2021: 59 million); audit-related $2 million (2022: $3 million, 2021: $3 million); and all other fees $0 million (2022: $1 million, 2021: $1 million).
The scope of audit-related services contracted with the external auditor in 2023 consisted mainly of assurance and other attest services related to financial reporting.

see Note 34 to the "Consolidated Financial Statements" on page 290 provides details of the auditor's remuneration.

173	Shell	Form 20-F 2023

Governance
Directors' Remuneration Report
“2023 was again a year
of strong leadership, with a renewed focus on performance, discipline, and simplification.”
This Report
The Directors' Remuneration Report for 2023 has been prepared in accordance with relevant UK corporate governance and legal requirements, in particular Schedule 8 of The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended). The Board has approved this report.
As in previous years, this report is split into three sections: this Chair's letter, the Annual Report on Remuneration, and the Directors' Remuneration Policy (Policy). The Policy was last approved by shareholders at the 2023 AGM with 94.6% support. No changes are being proposed to the Policy this year, though it is reproduced in full on pages 194-201 for ease of reference and in order to provide context to the decisions taken by the Remuneration Committee (REMCO) during the year.

Neil Carson
Chair of the Remuneration Committee
Dear Shareholders,
As always, the remuneration decisions by the Remuneration Committee (REMCO) for 2023 have been framed by the Group's broader performance context.
Wael Sawan became Chief Executive Officer (CEO) on January 1, 2023. Very soon after, he streamlined the EC to further simplify the organisation as we seek to create more value with less emissions, and deliver increased shareholder returns through a balanced energy transition.
Shell delivered another set of strong financial results in 2023, despite lower commodity prices, with income of $19.6 billion, cash flow from operations (CFFO) of $54.2 billion, and free cash flow* of $36.5 billion. We delivered our second-highest Adjusted Earnings in a decade, after a record last year. This shows strong management performance, improved operational delivery and the resilience of our portfolio, despite external uncertainty and volatility. We were guided by our principles of performance, discipline and simplification as we reduced our net debt* to $43.5 billion, around half of what it was in 2019, and as we continued to demonstrate prudence in our capital expenditure and reduction in structural costs.
Our financial results in 2023 were underpinned by strong operational performance across our portfolio. In the Gulf of Mexico, turnaround operations at Appomattox, Perdido and Olympus were safely completed ahead of schedule and below budget. In the second quarter, Prelude delivered its highest quarterly production since its start-up in 2018. In December 2023, Shell and Eneco's CrossWind joint venture completed construction of the Hollandse Kust (Noord) wind farm. Capacity is anticipated to increase in the coming months to eventually reach 3.3 TWh a year, which is around 3% of the Netherlands' total demand for electricity. In Shenzhen, China, together with BYD, we have opened Shell's largest global charging site for electric vehicles, serving more than 3,300 customers a day. We are also making good progress across the targets outlined at Capital Markets Day (CMD) in June. Our strong performance in 2023 has allowed us to deliver shareholder distributions*of $23 billion for the year, exceeding the 30-40% of CFFO range set out at CMD 2023.
During the year, we reviewed our approach to considering fatalities, in order to support consistent and fair judgment of safety performance over time. I am saddened that we experienced three tragic incidents in 2023 at Shell-operated ventures, which resulted in four recordable fatalities that year. We reflected on these and Shell's broader safety performance, as we always do, when we determined the final pay outcomes for 2023, and we applied downward discretion to the annual bonus outcome. A fourth incident in late 2023 resulted in a further fatality in 2024. This will be assessed as part of the REMCO's considerations of safety performance outcomes for 2024. Further information is on page 180.
* Non-GAAP measure (see page 329).

174	Shell	Form 20-F 2023

Governance
Directors' Remuneration Report continued
2023 remuneration outcomes
2023 annual bonus
The overall mathematical outcome of the annual bonus scorecard was above target at 1.58. The REMCO carefully considered the tragic incidents which resulted in fatalities in 2023. One contractor colleague in Malaysia died during scaffolding work and one in the Philippines died after a fall from height. In Nigeria, an armed ambush resulted in the death of two contractor colleagues, as well as four government agents. After careful consideration of the factors leading to the events and reflection on Shell's overall performance in 2023, including overall safety performance and the record performance in process safety, the REMCO used downward discretion to determine a final bonus outcome for Executive Directors of 1.55.

See page 181 for the complete scorecard with all targets, ranges and weightings, and a detailed discussion of performance against targets.

Vesting of the 2021 LTIP awards
Overall, the mathematical outcome of the Long-term Incentive Plan (LTIP) was 94% of target. The REMCO was satisfied that no windfall gain had arisen. The REMCO also believes the vesting outcome to be representative of Shell's performance over the period.

See page 182 for full details of LTIP targets and weightings, and a discussion of performance against targets.

Finalising the 2023 pay outcomes
In finalising pay outcomes, the REMCO considered Shell's wider performance and context during 2023 and over the LTIP performance period, paying particular attention to:
￮The strong financial performance in 2023, with CFFO of $54.2 billion and free cash flow* (FCF) of $36.5 billion, which has enabled Shell to invest in our businesses, reduce debt and enhance shareholder distributions;
￮The shareholder experience, including total shareholder distributions* of $23 billion in 2023 and $58 billion over the LTIP performance period, and absolute and relative total shareholder return (TSR) performance over the same periods;
￮Shell's performance beyond the formulaic outcomes of the variable pay structures, including safety (and fatalities), reputation, ethics and compliance, and feedback from the Audit and Risk Committee (ARC) and the Sustainability Committee (SUSCO);
￮Shareholders' views on remuneration matters, as shared with the REMCO during engagements in March 2023;
￮The employee experience, where the REMCO noted the above-target vesting outcome for 2023 under the Performance Share Plan (PSP), used to make discretionary share awards below Senior Executive level, and the average employee salary increases;
￮Comparisons between the 2023 outcomes and historical remuneration levels; and
￮The alignment of the 10-year average outcomes of the annual bonus scorecard (1.11) and LTIP (91% of target) to the target level, demonstrating the effective design of the structures and the integrity of the target-setting process.
This resulted in a single figure outcome of £7.9 million for the CEO and £3.9 million for the CFO, noting that both individuals' 2021 LTIP awards were made prior to their appointment to the Board. The REMCO was satisfied that the shareholder-approved Remuneration Policy had operated as intended, and these outcomes were appropriate in the context of Company performance and the target pay opportunity.

2023 pay outcomes summary

2023 pay compared with Policy [A]

a Fixed pay
b Bonus
c LTIP
d LTIP: accrued dividends and share price change
e Other [B]
Wael Sawan (£ million)
2023 realised pay
2023 Policy target
2023 Policy maximum
0
4
8
12
16
Sinead Gorman (£ million)
2023 realised pay
2023 Policy target
2023 Policy maximum
0
2
4
6
8
10

10-year LTIP vesting

200%
150%
100%
50%
0%
'12-'14
'13-'15
'14-'16
'15-'17
'16-'18
'17-'19
'18-'20
'19-'21
'20-'22
'21-'23
a TSR
b EPS/FCF
c CFFO
d Production/ROACE
e Energy transition
Target
10-year average: 91% of target award

10-year CEO single figure outcomes

(£ thousand)
25,000
20,000
15,000
10,000
5,000
0
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
a Base salary and benefits
b Bonus
c LTIP
d Pension and tax equalisation
e Other [B]
CEO target pay [A]

[A]Policy target and maximum based on the shareholder-approved 2023 Remuneration Policy in respect of the annual bonus and the LTIP. Salary, pension and benefits are based on 2023 data.
[B]Incremental remuneration in respect of 2022 for services as CEO Designate, in anticipation of becoming CEO in 2023.
* Non-GAAP measure (see page 329).

175	Shell	Form 20-F 2023

Governance
Directors' Remuneration Report continued
2024 remuneration
The 2023 Remuneration Policy was submitted to shareholders at the 2023 AGM, and received strong support. I would like to thank shareholders for their valued input and engagement prior to the AGM. The REMCO has appreciated the diverse range of views from our shareholders and they were invaluable in shaping our Remuneration Policy and design.
2024 salaries
Effective January 1, 2024, Wael Sawan and Sinead Gorman received a salary increase of 3.9% and their salaries for 2024 are £1,455,000 and £961,000, respectively. In reviewing their salaries, the REMCO considered carefully the external environment, including the increases provided to the Shell workforce in the key markets of the UK (4.5%), the USA (3.1%), and the Netherlands (4.3%). The Executive Directors' increases for 2024 were positioned below the average UK increase and in line with the average increases across the key markets. The REMCO also recognised the multiplier effect on total remuneration.
2024 annual bonus
The REMCO is satisfied that the current mix of financial and non-financial measures remains well-aligned with our strategic and operational priorities. The "Shell's journey in the energy transition" measure has been updated for Energy Transition Strategy 2024 (ETS24). See section below for further details.
In the interest of simplification and alignment of the two Executive Directors in delivering the operating plan (which is the primary focus of the annual bonus), the CFO's target bonus will be aligned to that of the CEO from 2024, at 125% of salary. This is within the confines of the existing shareholder-approved Remuneration Policy.
2024 LTIP performance conditions
The performance conditions and weightings will be unchanged for the 2024 LTIP awards. The measures will be cash generation, TSR, organic free cash flow*(OFCF) and "Shell's journey in the energy transition", and they will be weighted equally. Cash generation and TSR performance will be measured against the energy majors as before, and OFCF will be measured on an absolute basis against annual operating plans. The "Shell's journey in the energy transition" performance condition has been updated for ETS24. See section below for further details.
* Non-GAAP measure (see page 329).
"Shell's journey in the energy transition" in variable remuneration
The achievement of Shell's plans for the energy transition has been linked to the annual bonus and LTIP for a number of years with "Shell's journey in the energy transition" currently forming 15% of the annual bonus scorecard and 25% of the LTIP. These weightings will continue in 2024 and the REMCO has adjusted the performance metrics in light of ETS24, continuing to align to Shell's strategic objective of becoming a net-zero emissions business by 2050, supporting a balanced energy transition by responsibly delivering the oil and gas people need today, while helping to build the clean energy system of the future.
Shell's strategy sets out its objectives for reducing operational emissions while supporting our customers to reduce their emissions. Shell's plans cover all its businesses: growing its world-leading LNG business; reducing emissions from oil and gas production; and growing sales of low-carbon products. These objectives are reflected in the scorecard, where a measure of LNG volumes, focussing on the operational performance of the LNG business, will be introduced for 2024. LNG is a critical fuel for the energy transition. It provides energy security and flexibility, and is the lowest-carbon fossil fuel, producing around 50% less carbon emissions than coal when used to generate electricity. Shell's intent is to grow LNG and the REMCO will reflect this by measuring LNG liquefaction volumes. The existing GHG abatement metric, targeting the operational actions Shell can take to reduce emissions in support of our target to halve Scope 1 and 2 emissions under our operational control by 2030 on a net basis (compared with 2016 baseline), is retained. Our ambitions to develop new lower-carbon offerings for our customers is represented by the existing electric vehicle charge point rollout measure, aligning to Shell's plan to become a global leader in public charging for electric vehicles.
In the LTIP, the REMCO's determination of the extent to which awards will vest will be based on the REMCO's holistic assessment of progress towards reducing Shell's operational emissions and supporting our customers to reduce their emissions. This will be based on our journey to net-zero climate targets for our own operations, progress in developments that support the energy transition to 2030 and beyond, such as the development of our Power business (including renewables), lower-carbon LNG, biofuels, advanced biofuels, electric vehicle charging, hydrogen, and carbon, capture and storage (CCS). We will also take into account progress towards achieving a 15-20% reduction in net carbon intensity (NCI) by 2030 (compared with 2016 baseline) and a 15-20% reduction in customer emissions from the use of our oil products by 2030 (compared with 2021 baseline), as well as any other factors the REMCO may consider relevant.
Looking ahead
I hope that you find this report presents a clear account of the REMCO's decisions for the year. I look forward to continuing to engage with our shareholders in the coming months.
Neil Carson
Chair of the Remuneration Committee
March 13, 2024

176	Shell	Form 20-F 2023

Governance
Annual Report on Remuneration

Remuneration at a glance

2023

Fixed pay and shareholding

Base salary

Wael Sawan (CEO) **£1,400,000**

Sinead Gorman (CFO) **£925,000**

Pension

Benefits

Typically include car allowance, home-to-office transport, and medical insurance. Following their relocation to the UK, the Executive Directors received relocation support for their families' move to the UK and a temporary housing allowance that ended in 2023.

Shareholding

	Target levels, % of base salary	Actual levels, % of base salary at December 31, 2023
CEO	700%	330%
CFO	500%	182%

Annual bonus

2023 annual bonus

Wael Sawan **£2,710,000**

Sinead Gorman **£1,720,000**

2023 bonus scorecard outcome

Mathematical outcome
1.58

Given the fatalities in 2023, this was reduced to:
1.55

No individual performance factor used in bonus calculation

Bonus delivery

50% delivered in cash | 50% delivered in shares

Malus and clawback provisions apply.

Long-term Incentive Plan

2021 – 2023 LTIP vesting outcome

Wael Sawan **£2,600,667**

Sinead Gorman **£834,061**

Vesting outcome

Performance condition	Outcome	Vesting
CFFO	① ② ③ ④ ❺	0%
TSR	① ❷ ③ ④ ⑤	30%
ROACE	① ② ③ ❹ ⑤	0%
FCF		40%
Energy transition		24%
		94% (out of a 200% maximum)

Malus and clawback provisions apply.

2024

Fixed pay and shareholding

Base salary

Wael Sawan (CEO) **£1,455,000** ↑ **3.9%**

Sinead Gorman (CFO) **£961,000** ↑ **3.9%**

Pension

No change for 2024.

Benefits

No change for 2024.

Shareholding

	Target levels, % of base salary	Actual levels, % of base salary at March 8, 2024
CEO	700%	445%
CFO	500%	261%

Annual bonus

Target % of base salary

	Wael Sawan	Sinead Gorman
Target	125%	125%
Maximum	250%	250%

Scorecard architecture

a
35%
b
35%
c
15%
d
15%

- a **Cash flow from operations** (weighted 35%)
- b **Operational excellence** (Asset management excellence 15%, project delivery excellence 10%, customer excellence 10%)
- c **Shell's journey in the energy transition** (LNG volumes [A] 5%, Reducing operational emissions 5%, Supporting customer decarbonisation 5%)
- d **Safety** (SIF-F 7.5%, Tier 1 and 2 process safety 7.5%)

[A] Equity liquefaction

Long-term Incentive Plan

Target awards % of base salary

	Wael Sawan	Sinead Gorman
Target	300%	270%
Maximum	600%	540%

Performance conditions

a
25%
b
25%
c
25%
d
25%

- a **Relative cash generation (CFFO/average capital employed)** (weighted 25%)
- b **Relative TSR** (25%)
- c **Absolute OFCF** (25%)
- d **Shell's journey in the energy transition** (25%)

Performance against the relative performance conditions is assessed against other energy majors (BP, Chevron, ExxonMobil and TotalEnergies).

177	Shell	Form 20-F 2023

Governance
Annual Report on Remuneration continued

The Annual Report on Remuneration sets out:

￮remuneration at a glance, page 177;
￮the REMCO's responsibilities and activities, page 178;
￮Directors' remuneration for 2023, pages 179 and 186; and
￮the statement of the planned implementation of Policy in 2024, page 191.

The REMCO is not proposing any changes to the Policy this year. It is reproduced in full [A] over pages 194-201 for ease of reference and to provide context to the decisions taken by the REMCO.
[A]The Non-executive Directors' letters of appointment table has been updated.
The base currency in the Directors' Remuneration Report is British pound sterling (GBP), which is the base salary currency for the Executive Directors. Where amounts are shown in other currencies, an average exchange rate for the relevant year is used, unless a specific date is stated, in which case the exchange rate for the specific date is used.

REMCO membership and attendance for 2023

Biographies are given on pages 139-145; and the REMCO meeting attendance is set out below:
REMCO member	Member since	Meetings attended	% of meetings attended
Neil Carson (Chair)	June 1, 2019	4/4	100%
Dick Boer	May 23, 2023	2/2	100%
Euleen Goh [A]	May 20, 2020	2/2	100%
Jane Holl Lute	May 23, 2023	2/2	100%
Catherine Hughes [B]	July 26, 2017	2/2	100%
Bram Schot [C]	May 24, 2022	3/4	75%

[A]Euleen Goh stepped down from the REMCO and from the Board with effect from May 23, 2023.
[B]Catherine Hughes stepped down from the REMCO with effect from May 23, 2023.
[C]Bram Schot was unable to attend the December 2023 meeting due to another scheduled business commitment.

The REMCO's key responsibilities include determining:

Senior Management [A]
	Executive Directors	Executive Committee	Company Secretary and EVP Controller
Performance framework	✓	✗	✗
Remuneration Policy	✓	✓	✗
Actual remuneration and benefits	✓	✓	✓
Annual bonus and long-term incentive measures and targets	✓	✓	✓
[A]In the Directors' Remuneration Report, Senior Management is defined as Executive Directors, other EC members, Company Secretary, and EVP Controller.
The REMCO is also responsible for determining the Chair of the Board's remuneration. The REMCO monitors the level and structure of remuneration for senior executives below Senior Management. When setting the Policy for Executive Director remuneration, the REMCO reviews and considers workforce remuneration and related policies, and how pay and benefits align with culture. In exercising its responsibilities, the REMCO takes into account a variety of stakeholder considerations.
The REMCO operates within its Terms of Reference, which are reviewed annually (last reviewed in July 2023), and are available on shell.com.
Advice from within Shell was provided by:
￮Chief Executive Officer (CEO);
￮Chief Human Resources and Corporate Officer and Secretary
to the REMCO; and
￮Executive Vice President Performance and Reward.
The Chair of the Board was consulted on remuneration proposals affecting the CEO. The CEO was consulted on proposals relating to the Chief Financial Officer (CFO) and Senior Management.
The REMCO met four times in 2023 and its activities included:
￮determining vesting of the 2020 LTIP award for Senior Management;
￮determining 2023 target bonus opportunities and 2023 LTIP awards for Senior Management;
￮setting 2023 annual bonus and LTIP performance measures and targets;
￮approving the 2022 Directors' Remuneration Report, including the 2023 Remuneration Policy;
￮reviewing its approach to considering fatalities to support consistent and fair judgment of safety performance over time;
￮reviewing 2024 bonus and LTIP performance measures and targets;
￮engaging with major shareholders and proxy bodies on remuneration matters;
￮formalising the Executive Director and Executive Committee malus and clawback policy in compliance with new US SEC rules;
￮setting exit and appointment remuneration in relation to changes in the Executive Committee; and
￮monitoring external developments and assessing the impact on remuneration decisions.
The REMCO did not seek advice in 2023 from external remuneration advisers. The REMCO reviewed market benchmarking data and analysis prepared by Shell's internal HR function on market developments in executive pay.

178	Shell	Form 20-F 2023

Governance
Annual Report on Remuneration continued
Directors' Remuneration for 2023

Single figure of total remuneration for Executive Directors (audited)

£ thousand
	Wael Sawan [A]		Sinead Gorman
	2023	2022	2023	2022 [B]
Salaries [C]	1,400	—	925	675
Taxable benefits [D]	378	—	197	327
Pension [E]	280	—	185	135
Total fixed remuneration	2,058	—	1,307	1,137
Annual bonus [F]	2,710	—	1,720	1,180
LTIP [G]	2,601	—	834	552
Total variable remuneration	5,311	—	2,554	1,732
Other [H]	571	—	—	—
Total remuneration	7,940	—	3,861	2,869
in US Dollars	9,873	—	4,801	3,549
in Euros	9,128	—	4,439	3,366
[A]Wael Sawan was appointed CEO and a Board Director effective January 1, 2023.
[B]Sinead Gorman was appointed CFO and a Board Director effective April 1, 2022. Accordingly, her remuneration for 2022 relates to the period April 1 to December 31, 2022. See 2022 Directors' Remuneration Report for further details.
[C]Base salary: Wael Sawan's base salary was set at £1,400,000 on his appointment to the Board. Sinead Gorman's base salary for 2023 was set at £925,000 (+2.8% from 2022).
[D]Benefits: in respect of 2023, Wael Sawan's benefits included time-limited relocation-related costs (£334,778), car allowance (£29,890), and gross-up costs (£9,829). Sinead Gorman's benefits included time-limited relocation-related costs (£128,319), car allowance (£29,890), and gross-up costs (£36,082).
[E]Pension: Wael Sawan and Sinead Gorman received cash in lieu of pension contributions equal to 20% of base salary in 2023.
[F]Annual bonus: the full value of the bonus in respect of performance in 2023, comprising both the 50% delivered in cash and 50% bonus delivered in shares. For 2024, the market price of shares on February 26, 2024 for London-listed shares (£24.94) was used to determine the number of shares delivered, resulting in 28,796 ordinary shares for Wael Sawan and 18,276 ordinary shares for Sinead Gorman, net of tax.
[G]LTIP: the amounts reported for 2023 relate to the 2021 LTIP award, which vested on March 7, 2024, at the market price of €29.27 and £24.75 for Amsterdam-listed and London-listed ordinary shares, respectively. The value in respect of the LTIP is calculated as the product of: (i) the number of shares of the original award multiplied by the vesting percentage, plus accrued dividend shares, and (ii) the market price of ordinary shares at the vesting date. The market price of the Amsterdam-listed shares is converted into GBP using the exchange rate on the vesting date. Share price appreciation accounted for €1,026,217 for Wael Sawan and £324,230 for Sinead Gorman. The amounts shown for Wael Sawan and Sinead Gorman both relate to awards made prior to their appointment to the Board, and are shown here for transparency. The performance measures are the same as those applying to LTIP awards made to Executive Directors.
[H]Incremental remuneration in respect of 2022 for services as CEO Designate, in anticipation of becoming CEO in 2023. Wael Sawan did not perform the role of CEO during the CEO Designate time period. Amount includes pro rata salary and performance bonus, plus time-limited relocation-related costs.
Notes to the table: Single figure of total remuneration
for Executive Directors (audited)
Pension
During the year, Wael Sawan and Sinead Gorman were eligible to participate in the defined contribution UK Shell Pension Plan with an employer contribution rate of up to 20% of salary, or take this as a pension cash alternative. The UK Shell Pension Plan or associated pension cash alternative is available to new Shell employees in the UK at the same contribution levels and currently around half of UK employees participate in these arrangements. The majority of the remainder participate in a legacy defined benefit plan, which closed to new members in March 2013.
Annual bonus
The annual bonus is intended to reward the delivery of short-term targets derived from the operating plan. The REMCO reviews the bonus measures, weightings and targets annually to evolve with Shell's strategy and circumstances, and to ensure that the targets remain stretching but realistic. For 2023, the mathematical bonus outcome was 1.58. The REMCO reviewed performance against the scorecard, as below.
Financial delivery (35% weighting): we delivered $54.2 billion of CFFO against our target of $44 billion, helped by a robust macro and operational performance as well as working capital inflows. This exceeded our outstanding performance threshold of $54 billion, leading to a maximum outcome on this measure. As a reminder, the REMCO has a long-standing policy of not adjusting remuneration measures to take account of changes in energy prices and currency fluctuations, which supports alignment between pay outcomes and the shareholder experience.
Operational excellence (35%): a key underpin of our performance, operational excellence ensures we deliver for our customers and drive financial performance:
￮Asset management excellence: Upstream controllable availability was outstanding with excellent performance in Gulf of Mexico (GOM), Kashagan, Petroleum Development Oman (PDO) and Bonga. Midstream availability was below target. Chemicals and Refining availability was also below target as a result of challenges at Shell Polymers Monaca (USA) as well as the recovery after a fire in Deer Park (USA) earlier in the year.
￮Project delivery excellence: project delivery was above target. Highlights for the year include the successful start-ups of Vito (USA) and Oman Gas (Block 10) Phase 1 in the first quarter, with Timi (Malaysia) coming on stream in the second half of the year. The year ended on a high note with Mero-2 (Brazil) coming on stream in late December.
￮Customer excellence: Customer Satisfaction Index was above target. This was driven by continued improvements in our customer platform and coordinated efforts to proactively communicate with our customers and manage demand during supply chain challenges, as well as dynamic pricing changes. Our Brand Share Preference was also above target.
Overall the outcome for operational excellence was above target.

179	Shell	Form 20-F 2023

Governance
Annual Report on Remuneration continued
"Shell's journey in the energy transition" (15%):
￮Selling lower-carbon products: performance is measured based on the proportion of earnings in the Marketing segment coming from lower-carbon energy products, as well as non-energy products (see page 181 for the list of products included in this metric). We are below target for a range of reasons including lower lubricants demand and higher costs for lower-carbon Mobility products.
￮Reducing operational emissions: performance is assessed based on GHG abatement projects that result in ongoing Scope 1 and 2 GHG reductions such as flare reduction and energy efficiency projects, site closures, decommissioning and transformations, and increasing the use of renewable electricity in our operations. This metric does not include the impact of divestments and acquisitions. The 2023 outcome was outstanding, reflecting the cumulative effects of actions across the portfolio, which support our target to halve Scope 1 and 2 operational emissions by 2030 on a net basis (2016 baseline). This includes abatement projects, use of renewable energy, and permanent shutdowns or conversions ("right-sizing") of assets.
￮Partnering to decarbonise: we are building an electric vehicle charging business to help decarbonise road transport. In 2023 we opened 60 new electric vehicle hubs in China, Belgium, the Netherlands, and Germany, including our biggest electric vehicle site in the world in China, together with our joint-venture partner BYD.
Overall the score on the "Shell's journey in the energy transition" measure was above target.
Safety (15%): it remains our priority to run our day-to-day operations safely and ensure the well-being of all our people.
￮Process safety continues to be measured through the number of
Tier 1 and 2 operational safety incidents and was above maximum, with 63 events recorded compared with 66 in 2022, setting a new record for Shell, confirming our top-tier performance in the industry.
￮Personal safety SIF-F performance is assessed based on the number of serious incidents which might occur in Shell's businesses based on the work plan for the year and our knowledge of industry incident rates. Our ultimate goal is zero harm to people working for Shell. Overall, 2023 SIF-F performance was of a similar magnitude to 2022 (which was itself a marked improvement from prior years), which is testament to the ongoing focus of our employees in keeping colleagues safe.
Overall, the score on the safety measure was at maximum. While underlying safety performance was strong, we tragically lost contractor colleagues during 2023. The REMCO reflected carefully on these events and Shell's broader safety performance and determined that the bonus outcome should be adjusted downwards to 1.55 (see "The REMCO's reflections on safety" below).

The REMCO's reflections on safety
Safety is Shell's first priority and our Powering Progress strategy is underpinned by this. It is critical that our operations run safely every day and that we strive to ensure the well-being of all of our people.
Shell uses Serious Injury and Fatality Frequency (SIF-F) as our scorecard measure for personal safety performance. SIF-F tracks the frequency at which injuries with life-changing consequences occur under Shell operational control. This allows us to focus management and organisation attention on the most serious incidents. We assess process safety using the number of Tier 1 and 2 events. This tracks the frequency of unplanned or uncontrolled releases of materials from Shell's operations.
Some shareholders have asked how we approach target-setting for the SIF-F metric. To be clear, our ultimate target is zero harm to people. We have made good progress in reducing the number of personal safety events over a long period of time, with reductions in the number of fatalities and injuries (see chart below).
Personal safety performance 2000-2023
SIF-F is an important tool to drive further improvement in safety and take us closer to our goal of zero harm. The metric focuses management and organisational attention on those incidents with the potential to cause most damage. To assess performance, the REMCO sets clear performance ranges based on historical outcomes, industry benchmarks, and taking account of our planned activities for the year.

Following discussions with shareholders in 2023, the REMCO reviewed its approach to considering fatalities. It determined to retain SIF-F and to avoid formulaic mechanisms. The REMCO chose to adopt a discretionary framework which takes account of multiple reflection points, including the circumstances of the fatalities, consideration of systemic issues, the wider safety context, and any safety events outside of the reporting framework. This framework supports holistic and detailed consideration of the circumstances arising, and consistent and fair judgement of safety performance over time.
In 2023, four contractors under Shell operational control lost their lives in tragic incidents. Four government security agents also died in one of those incidents. With two of the incidents, the root causes have been identified as design and human factors during the operation of physical assets: one contractor colleague in Malaysia tragically died during scaffolding work and one contractor colleague in the Philippines died after a fall from height. The other incident in Nigeria, where a contractor convoy which included the government agents was ambushed by unknown gunmen in late December 2023, remains under investigation.
In 2023, aside from fatalities, the outstanding personal and process safety performance achieved in 2022 was sustained. The portion of incidents where barriers and controls were effective in avoiding tragic outcomes (i.e. "failed safe") was higher than in the prior year. Process safety performance as measured by API Tier 1 & 2 events was the lowest on record and at top quartile of the industry benchmark.
After careful consideration of Shell's holistic safety performance in 2023 including the outcome of the formal metrics, the four recordable fatalities that occurred during 2023, and Shell's long-term progress on safety using the discretionary framework, the REMCO has determined that the scorecard outcome for Executive Directors should be adjusted downwards from 1.58 to 1.55. The reduction in the bonus outcome as a result of the adjustment is equal to c.4% of salary for both Executive Directors.
In February 2024, a contractor injured in a December 2023 tugboat fire incident in Nigeria sadly died. While this is reflected in the 2023 SIF-F outcome, it will be assessed as part of the REMCO's considerations of safety performance outcomes for 2024.

180	Shell	Form 20-F 2023

Governance
Annual Report on Remuneration continued
The table below summarises the 2023 annual bonus scorecard measures including their weightings, targets and outcomes.

2023 annual bonus scorecard measures and weightings
[A]Upstream controllable availability: 87.3% (Threshold 82.2%, Target 84.2%, Outstanding 86.2%); Midstream availability: 89.1% (Threshold 88.4%, Target 90.4%, Outstanding 92.4%); Chemicals and Refinery availability: 91.2% (Threshold 93.1%, Target 94.1%, Outstanding 95.1%). Performance assessment is equally weighted between Upstream, Midstream, and Chemicals and Refining.
[B]Projects delivered on schedule: 82% (Threshold 30%, Target 65%, Outstanding 100%); project delivery on budget: 104.8% (Threshold 110%, Target 103%, Outstanding 96%). Performance assessment is equally weighted between projects delivered on schedule and on budget.
[C]Customer Satisfaction Index: 8.4 (Threshold 7.6, Target 8.1, Outstanding 8.6); Brand Share Preference: 14.2% (Threshold 13.0%, Target 13.7-13.8%, Outstanding 14.5%). Performance assessment is equally weighted between Customer Satisfaction Index and Brand Share Preference.
[D]Based on the percentage of Adjusted Earnings in the Marketing segment from lower-carbon energy products (on a life-cycle basis), defined as biofuels and electric vehicle charging, as well as non-energy products, defined as lubricants, bitumen, sulphur (agriculture and forestry), and earnings from convenience retail.
Accordingly, the REMCO decided the final bonus outcome should be 155% of target and 77.5% of maximum. This results in a bonus of £2,710,000 for Wael Sawan and £1,720,000 for Sinead Gorman.

2023 bonus outcome calculation

181	Shell	Form 20-F 2023

Governance
Annual Report on Remuneration continued
Long-term Incentive Plan vesting: 2021 LTIP
In 2021, Ben van Beurden and Jessica Uhl, at the time Executive Directors, were granted conditional share awards under the LTIP. The vesting of these awards is discussed in the "Payments to past Directors" section on page 188.
Wael Sawan and Sinead Gorman's 2021 LTIP awards are also disclosed for transparency, although they were not Executive Directors at the time of the award.
In determining the vesting outcome, the REMCO considered Shell's performance over the three-year period January 1, 2021 to December 31, 2023:
￮Relative CFFO: on a relative basis as compared against the 2020 base year, Shell ranked fifth, resulting in 0% vesting for this performance condition.
￮Relative TSR: over the performance period, Shell returned around $58 billion to shareholders in the form of dividends and share buybacks, whilst TSR was 92%. Relative to the other energy majors, Shell's TSR ranked second, resulting in 150% vesting for this performance condition.
￮Relative ROACE: Shell's absolute 2023 ROACE for LTIP purposes was 7.2% (note that ROACE for the LTIP calculation is based on disclosed net income and is not adjusted for the after-tax interest expense and therefore differs from ROACE as calculated for purposes other than remuneration). On a relative growth basis compared with the 2020 base year, Shell ranked fourth, resulting in 0% of vesting for this performance condition.
￮Absolute FCF: strong performance in all three years resulted in total FCF of $122.8 billion, above our maximum threshold of $71 billion. This resulted in a 200% of target vesting outcome on this performance condition.
￮Absolute energy transition: the outcome of this performance condition is determined holistically by the REMCO, taking account of Shell's performance against defined performance indicators and also
Shell's wider performance as it transitions to a net-zero emissions energy business. Overall, the REMCO determined the vesting outcome as 120% of target. Commentary on energy transition performance is provided below.

2021 LTIP vesting outcomes – performance measures

Our carbon targets
In 2023 we continued our progress on our path to become a net-zero emissions energy business by 2050. At the end of 2023, we had reduced our Scope 1 and 2 emissions by 31%, and the NCI of our energy products by 6.3% from our 2016 baseline.

[A]2021 target 2-3% reduction, 2022 target 3-4% reduction, and 2023 target 6-8% reduction; all achieved.
[B]Targets set by the REMCO. Shell continuously evaluates and updates its energy transition strategy, including its interim targets.

182	Shell	Form 20-F 2023

Governance
Annual Report on Remuneration continued

2021 LTIP energy transition performance condition: outcome
Outcomes for the energy transition performance condition are determined by the REMCO based on quantitative performance and a qualitative assessment focused on Shell's short-term NCI reduction target and those elements that we understood at the time would make the most impact on achieving our goals over the three-year performance period relating to NCI: the growth of our power business, the growth of lower-carbon products, and the development of systems to absorb, capture and store carbon. This approach to the LTIP is intended to support experimentation and learning as to what actions will help deliver net-zero emissions in a profitable way. Accordingly, the REMCO uses the performance indicators as guidance, rather than applying a formulaic vesting outcome, when making its decisions.

Net carbon intensity (NCI) - performance indicator met
We achieved our short-term target for the 2021-23 LTIP cycle to reduce our NCI by 6-8% compared with the 2016 baseline, with a 6.3% reduction by 2023. In making its decision, the REMCO reviewed how the target was met including changing product sales, the use of emission offsets, such as carbon credits, and the retirement of Renewable Energy Certificates, recognising the importance of these in the energy transition.

Growing the power business - performance indicator substantively met
A key element of the purpose of the early cycles of the LTIP was to encourage learning about how to profitably decarbonise and the REMCO paid close attention to management's work to refine the strategic direction for the Power business over the performance cycle. This has changed from an emphasis on growth in the customer base to a more selective focus on those areas where Shell has competitive advantages in the optimisation and marketing of molecules, enabling Shell to generate returns and create shareholder value. For example, in 2023 Shell undertook a strategic review of its consumer power retail business in Europe, which was determined not fitting for that revised strategy and hence was divested with a connected reduction in sales volumes. Stretching targets around growing Shell's power sales were set (original target 340 TWh/year with 279 TWh/year achieved in 2023), with attention also on decarbonising those power sales, with targets for creating a pipeline of renewable power generation capacity options (target of 5-10 GW well exceeded with 41.4 GW at the close of 2023) and generating renewable power sales (offtake volumes target of 3 GW also exceeded with 4.9 GW). A target was also set for a 16-22% reduction in carbon intensity for the Power Portfolio against the 2020 base year. Changes in reporting methodology mean it is not possible to compare 2023 intensities against 2020 on a like-for-like basis. However, the REMCO noted the steady decrease in carbon intensity for the Power Portfolio over the cycle (2021: 66 gCO2e/MJ; 2022: 58 gCO2e/MJ; 2023: 49 gCO2e/MJ). In assessing the outcome, the REMCO also noted the strong wider progress made over the performance period, and in particular the strategic acquisitions of Sprng in 2022 and Savion in 2021 which provide important platforms for growing future low-carbon offerings in solar. Meanwhile in wind, 2023 saw the significant milestone of our CrossWind offshore wind joint venture in the Netherlands becoming operational.

Growing new lower-carbon product offerings - performance indicator partially met
Shell is investing in low- and zero-carbon products such as renewable electricity, hydrogen and biofuels, working closely with customers to help identify the products they need to decarbonise. Metrics for the performance cycle were designed to encourage development across this range of offerings, against which the REMCO noted a number of successes. Shell is one of the world's largest traders of biofuels and our Brazilian joint venture Raizen (Shell interest 44%) is one of the world's largest producers and blenders of biofuels. This is a position that has been further developed over the performance period with the acquisition of Nature Energy, making Shell Europe's largest producer of renewable natural gas (RNG), and with commencing construction of the Shell Rotterdam Biofuels hydro-processed esters and fatty acids (HEFA) facility, which will be amongst the largest in Europe when on stream. The REMCO also set a target for 8,000 out-of-home electric vehicle charge points which was well exceeded with more than 54,000 as Shell looks to leverage its global network of service stations and existing strengths of the marketing business to generate returns. Balancing this, the REMCO also reflected on the fact that many of the commercial pathways for these offerings are emerging more slowly than anticipated. Holland Hydrogen 1 provides 200 MW of production capacity and is an important platform for future hydrogen development. This is below the ambitious target of 500 MW originally set for this LTIP cycle. However, on balance, the REMCO considered this a strong outcome as customer demand, technology de-risking and proven business models for hydrogen continue to develop. A target of 6 mtpa of carbon abated through the deployment of low-carbon fuels was also narrowly missed (5.3 mtpa achieved). Finally, a target was set for three investments in commercial-scale advanced biofuels projects. While two were achieved (LanzaJet and Enerkem Varennes), technology platforms and commercially viable pathways proved slower to develop than anticipated and CAPEX was redeployed.

Develop emissions sinks - performance indicator not met
The development of systems that capture and store or absorb carbon is required as part of the global response to climate change to reduce and compensate for emissions where there are not currently scalable low-carbon alternatives. The REMCO originally set a target of 25 mtpa CO2 offset by carbon credits through carbon-neutral customer offerings. 4 mtpa was achieved as customer demand and willingness to pay for these types of offering failed to materialise at the rate anticipated. Targets were also set for maturing carbon, capture, utilisation, and storage projects to final investment decision. Against the original target of three projects, two were achieved, highlighting the high degree of stretch in the original targets. The REMCO was comfortable that the outcome reflected commercial decision-making by the business in support of appropriate value creation.

Overall, the REMCO determined that the energy transition measure (accounting for 20% of the award) should vest at 120% of target.
The REMCO considered the Company's share price at the time of the awards, and determined to reduce the 2021 LTIP awards by 11.8% and 8.0% from the usual target award levels for Ben van Beurden and Jessica Uhl, respectively. The REMCO was cognisant of possible windfall gains arising from share price volatility in 2020, and took decisive action upfront to reduce awards at the start of the cycle to moderate the potential impact on LTIP award values. Notwithstanding the REMCO's proactive approach at the time of award, following the conclusion of the performance period, the REMCO further reflected on the share price at award and on vesting, noting that share price appreciation accounted for 34% of the total value of Wael Sawan's LTIP at vest. Taking this and the reduction to the initial awards into account, the REMCO was satisfied that the potential for windfall gains had been appropriately addressed.
The REMCO decided that the LTIP outcome was consistent with the target opportunity and intended operation of the plan under the Policy and appropriate, and therefore no adjustment to the vesting outcome was required. Accordingly, the REMCO decided that the LTIP should vest at 94% of target (equivalent to 47% of maximum).
The overall LTIP vesting outcomes for Wael Sawan and Sinead Gorman, including an illustration of the impact of share price movements and accrued dividends, are set out below. Wael Sawan was an Executive Committee member during 2021, and therefore his vested 2021 award is subject to a further three-year holding period which extends beyond his tenure as Executive Director, in line with the policy for Executive Committee members (and Executive Directors). Sinead Gorman was a Senior Executive during 2021, and therefore her vested 2021 award is not subject to further holding, though the shareholding guideline policy is applicable.

183	Shell	Form 20-F 2023

Governance
Annual Report on Remuneration continued

2021 LTIP vesting outcome
Consideration of 2023 single figure outcomes
In determining the final single figure outcomes for 2023, the REMCO also considered the personal performance of the Executive Directors.

Personal performance
The Executive Directors have demonstrated strong leadership in 2023. CEO Wael Sawan has made changes early in his tenure to simplify the Executive Committee for greater alignment, focus and accountability, enabling faster and better decision-making. Together with CFO Sinead Gorman, he has brought organisational focus on performance, discipline and simplification, driving an approach of creating more value while reducing emissions.
Key successes are noted throughout this report, particularly on page 179 on the 2023 annual bonus and page 182 on the 2021 LTIP vesting outcome, and additional comments are provided below.
The sector faces many challenges. Critical to a successful 2023 has been Wael's leadership of the organisation, setting out an agenda to deliver increased shareholder returns through a balanced energy transition, helping to provide the secure energy the world needs whilst making progress towards our net-zero emissions targets. Demonstrating this focus, Capital Markets Day (CMD) in June 2023 set out a plan to operationalise the Powering Progress strategy with a clear and concise set of targets presented to the market. The Energy Transition Strategy 2024 (ETS24), worked on extensively by the leadership team in 2023, is another example of clear focus and effective collaboration (see the Shell Energy Transition Strategy 2024 on shell.com). By the end of 2023, key achievements also included:
￮Delivery of strong financial results with net income of $19.6 billion and Adjusted Earnings* of $28.3 billion, and CFFO of $54.2 billion against plan target of $44 billion, reflecting continuous high-grading of our upstream assets and the strength of our trading businesses;
￮Delivery of $23 billion of shareholder distributions* in 2023, 2% above the 30-40% of CFFO promised at CMD 2023;
￮Reduction of net debt* to $43.5 billion;
￮Continued refining of the portfolio, agreeing to sell home energy businesses in the UK and Germany, as well as the Shell Pakistan business;
￮Delivery of improved operational performance, including Pearl GTL reaching 97% availability in the second quarter of 2023, one of its highest to date; and new production coming on line at the Timi platform in Malaysia which is powered by wind and solar energy, and lighter than a conventional platform, reducing both costs and emissions;
￮Continued delivery of a range of lower-carbon projects including our CrossWind joint venture designed to produce the equivalent of around 3% of Dutch electricity demand; the opening of Shell's largest global charging site for electric vehicles in Shenzhen, China; and producing biofuel from sugar cane waste at the new second-generation ethanol plant, the world's largest, in our joint venture Raízen in Brazil;
￮Setting out a clear framework in CMD for a simplified set of financial and carbon targets for the coming three years and in doing so, building Shell's investment case through the energy transition. Over the period between CMD and December 31, 2023, total returns have been 13.4% (compared with 8.5% for a global oil and gas index);
￮Preparing for ETS24, published on March 14, 2024;
￮Continuing Shell's role in shaping the broader energy conversation through engagements at CERAWeek, ADIPEC, and Energy Intelligence Forum and Shell's publication of new Energy Security scenarios (Archipelagos and Sky 2050);
￮Maintaining a strong tone of care and safety ethos; and
￮Maintaining Group-wide top quartile 2023 people survey scores for employee engagement and team leadership, alongside improvements in other areas that are key to our success such as collaboration and learner mindset.
* Non-GAAP measure (see page 329).

184	Shell	Form 20-F 2023

Governance
Annual Report on Remuneration continued
During 2023, Sinead Gorman assumed responsibilities for strategy and sustainability in addition to finance. Working closely with the CEO, Sinead Gorman has played a pivotal role in delivering a year characterised by strong financial results, improved financial resilience and capital discipline. She has steered the finance function's disciplined capital stewardship and effective management of Shell's financial framework, allowing Shell to meet its organisational objectives and commitments to shareholders. By the end of 2023, Sinead Gorman's key achievements included:
￮Playing a critical role in coordinating and driving the review that led to CMD 2023;
￮Leading the team preparing for ETS24, taking stock of our progress, seeing what we have learnt, and supporting the team and the Board to consider the strategic choices as we transform Shell;
￮Bringing significant focus to lease management as well as working capital management;
￮Expanding the Tax Contribution Report to disclose not only the corporate income tax we paid across 97 countries but also our total tax contribution in more than half of these; and
￮Driving healthy challenge on capital expenditure, allowing tightening of the range from $23-27 billion to $23-25 billion earlier than expected and allowing Shell to make shareholder distributions at the higher end of our guided range.

The REMCO also considered a range of other factors in finalising its remuneration decisions for 2023, including:
￮Shell's performance in 2023 and over the LTIP performance period 2021-2023, and the formulaic outcomes of the bonus and the LTIP performance conditions;
￮The impact of fatalities on the formulaic scorecard outcome;
￮Absolute and relative TSR performance over the period;
￮A range of factors that take account of Shell's performance beyond the formulaic outcomes of the variable pay structures, including safety, reputation, ethics and compliance, and feedback from the Audit and Risk Committee and the Sustainability Committee;
￮The external environment and wider stakeholder experience, including shareholders' expectations with regard to executive pay decision-making and the employee experience;
￮The Executive Directors' remuneration compared with the variable pay outcomes for the general workforce;
￮The alignment of the Executive Directors with the shareholder experience through their high shareholding requirements; and
￮The Executive Directors' remuneration compared with historical outcomes.
After reflecting on the above factors, the REMCO was satisfied that the Policy had operated as intended, and that the single figure outcomes for the CEO and the CFO represented a fair level of remuneration.
2023 LTIP

Scheme interests awarded to Executive Directors in 2023 (audited)
In 2023, the Executive Directors were awarded conditional share awards under the LTIP as set out in the table below. In approving the awards, the REMCO considered Shell's historical share price, including the share price over the prior year, and noted that the share price at award was around 20% higher than in 2022, and higher than average historical levels. The REMCO determined that the risk of windfall gain was limited, and therefore no adjustment was made to the award size.

Scheme interest type	Type of interest awarded	End of performance period	Target award [A]	Potential amount vesting
				Minimum performance (% of shares awarded) [B]	Maximum performance (% of shares of the target award)
LTIP	Performance shares	December 31, 2025	Wael Sawan: 173,985 London-listed ordinary shares, equivalent to 3.0x base salary or £4,200,000 Sinead Gorman: 103,458 London-listed ordinary shares, equivalent to 2.7x base salary or £2,497,500	0	Maximum number of shares vesting is 200% of the shares awarded, before dividends.
[A]The awards for both Executive Directors were made based on the closing market price on the date of grant, February 3, 2023, for ordinary shares of £24.14.
[B]Minimum performance relates to the lowest level of achievement, for which no reward is given.
The performance conditions and weightings applying to LTIP awards made in 2023 were: relative cash generation (25% weighting), relative TSR (25%), absolute OFCF (25%), and energy transition (25%).
Relative performance conditions
The relative performance conditions are based on our performance on key financial and external measures against our closest comparators. For each measure, we rank point-to-point growth based on the data points at the end of the performance period compared with those at the beginning of the period.
Cash generation is defined as CFFO divided by average capital employed, and measures Shell's ability to generate the top-line cash flow to finance investment in our business and shareholder distributions.
TSR measures actual value created for shareholders (i.e. change in share price plus dividends), and as in prior years, is calculated in US dollars using a 90-day averaging period.
Vesting under each relative performance condition is assessed independently, with the vesting outcome ranging from 0% to 200% of the target award in respect of the measure, in accordance with the following vesting schedule:
￮Ranking first equals 200% vesting;
￮Ranking second equals 150% vesting;
￮Ranking third equals 80% vesting; and
￮Ranking fourth or fifth equals 0% vesting.
Outperforming Shell's closest competitors on key financial metrics is challenging. The REMCO is aware that vesting for median performance is generally set at a limit of 25% of maximum for other UK companies, but notes that this is typically applied against a larger comparator group. A vesting outcome of 80% for median performance (40% of maximum) in a small comparator group is considered appropriate by the REMCO.

185	Shell	Form 20-F 2023

Governance
Annual Report on Remuneration continued
Absolute measures
Organic free cash flow (OFCF)
The OFCF performance condition supports the delivery of our cash flow priorities, which are to service and reduce debt, pay dividends, buy back shares, and make future capital investments.
The performance targets for OFCF are set by reference to Shell's annual operating plans, based on the sum of plan OFCF targets over the three-year performance period, and updating the plan each year to reflect a changing price premise. The REMCO has a long-standing no-adjustments policy, and believes it is more appropriate to set the target based on the aggregation of the annual operating plans rather than setting a three-year target at the outset and making necessary adjustments at the end. OFCF targets are disclosed retrospectively and in aggregate, following the conclusion of the three-year period.
Under the OFCF performance condition, achievement of threshold performance will result in 40% of the target award (20% of maximum) in respect of the OFCF vesting, increasing to full vesting for achievement of outstanding performance. A straight-line vesting schedule will apply for performance between threshold and outstanding. In 2023, the performance condition moved from FCF to OFCF to place greater emphasis on the operational outcomes.
Energy transition
For the 2023 award, the energy transition performance condition is based on NCI reduction and the supporting strategic themes of reducing Scope 1 and 2 emissions; building a renewable power business; growing new low-carbon energy offerings; and developing emission sinks and offsets with the REMCO making a holistic assessment of progress when making the vesting decision. The key factors in the REMCO's decision will be disclosed at the end of the performance period (unless commercially sensitive).
Under CMD, a number of long-term performance indicators were retired, and therefore the REMCO's determination of the extent to which awards will vest will be based on:
￮Shell's related climate targets of short-term NCI reduction target of 9-13% by 2025 and halving Scope 1 and 2 emissions under operational control by 2030 on a net basis (2016 baselines);
￮A qualitative assessment of the strategic context and business environment for the strategic themes; and
￮A quantitative assessment of delivery of the operating plans for those businesses with most responsibility for the strategic themes.

For an update on Shell's energy transition, see the 2024 Shell Energy Transition Strategy from shell.com.

TSR underpin
If Shell's TSR ranking is fourth or fifth, the level of the 2023 award that can vest on the basis of the other measures will be capped at 50% of the maximum.
Performance update on FCF/OFCF
2022 LTIP award
At December 31, 2023, FCF* performance was above target, with a strong outcome of $46 billion for 2022 (target $18 billion), and $36.5 billion for 2023 (target $24 billion). As one year of FCF performance remains, and 80% of the award is subject to relative and energy transition performance conditions, this does not reflect the potential vesting of the award.
2023 LTIP award
At December 31, 2023, OFCF* performance was above target, based on $35.9 billion for 2023 (target $22 billion). As two years of OFCF performance remain, and 75% of the award is subject to relative and energy transition performance conditions, this does not reflect the potential vesting of the award.

Single figure of total remuneration for Non-executive Directors (audited)

	£ thousand
	Fees		Taxable benefits [A]		Total
	2023	2022	2023	2022	2023	2022
Dick Boer	192	153	20	4	212	157
Neil Carson	171	171	11	2	182	173
Ann Godbehere	184	184	68	7	252	191
Euleen Goh [B]	89	211	29	6	118	217
Jane Holl Lute	164	154	35	14	199	168
Catherine Hughes	190	182	50	9	240	191
Martina Hund-Mejean [B]	64	154	56	3	120	157
Sir Andrew Mackenzie	785	785	2	4	787	789
Sir Charles Roxburgh [C]	126	—	2	—	128	—
Bram Schot	150	144	15	2	165	146
Leena Srivastava [C]	120	—	—	—	120	—
Cyrus Taraporevala [D]	134	—	1	—	135	—
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
[B]Stepped down as a Director with effect from May 23, 2023.
[C]Appointed as a Director with effect from March 13, 2023.
[D]Appointed as a Director with effect from March 2, 2023.

* Non-GAAP measure (see page 329). The most comparable GAAP financial measure for organic free cash flow is cash flow from operating activities of $54 billion for 2023.

186	Shell	Form 20-F 2023

Governance
Annual Report on Remuneration continued
Statement of Directors' shareholding and share
interests (audited)
Shareholding guidelines
The REMCO believes that Executive Directors should align their interests with those of shareholders by holding shares in Shell plc.
Only unfettered shares count towards an Executive Director's shareholding. Shares delivered that are subject to holding requirements also count towards the guidelines. The CEO and the CFO have five years from their respective appointment to the Board to achieve their respective shareholding requirements.
There is a Company-sponsored nominee account for each employee which allows for restrictions to be applied on the sale or transfer of shares that are subject to holding periods. The restrictions remain in force beyond the Executive Director's employment.

Further details of the shareholding guidelines can be found on page 196.

Directors' share interests
The interests, in shares of the Company or calculated equivalents, of the Directors in office during 2023, including any interests of their connected persons, are set out in the table below.

Directors' share and scheme interests (audited)

	Ordinary shares held at January 1, 2023		Ordinary shares held at December 31, 2023		Unvested and subject to performance conditions [A]	Shareholding guideline as % of salary	Current shareholding as % of salary [B]
Executive Directors
Wael Sawan	166,592		179,406		396,355	700%	330%
Sinead Gorman	39,660		65,519		256,369	500%	182%
Non-executive Directors
Dick Boer	10,000		10,000
Neil Carson	16,000		16,000
Ann Godbehere	10,000	[C]	10,000
Euleen Goh	12,895		n/a	[D]
Jane Holl Lute	7,046	[E]	7,332	[F]
Catherine Hughes	55,984	[G]	55,984
Martina Hund-Mejean	20,000	[H]	n/a	[I]
Sir Andrew Mackenzie	27,623		35,858
Sir Charles Roxburgh	—	[J]	2,000
Bram Schot [K]	—		—
Leena Srivastava	—	[L]	—
Cyrus Taraporevala	250	[M]	10,000	[N]
[A]Includes unvested long-term incentive awards and notional dividend shares accrued at December 31, 2023. Interests are shown on the basis of the original awards, which can vest at between 0% and 200% based on performance. Dividend shares accumulate each year on an assumed notional LTIP award. Such dividend shares are disclosed and recorded on the basis of the number of shares conditionally awarded but, when an award vests, dividend shares will be awarded only in relation to vested shares as if the vested shares were held from the award date.
[B]Calculated using the £25.72 per share closing price on December 29, 2023, the last market day of 2023.
[C]Held as 5,000 ADS. Each ADS represents two ordinary shares.
[D]12,895 ordinary shares as at May 23, 2023, when she stepped down as a Director.
[E]Held as 3,523 ADS. Revised to include purchases pursuant to a Dividend Reinvestment Scheme.
[F]Held as 3,666 ADS. Includes purchases pursuant to a Dividend Reinvestment Scheme.
[G]Held as 50,984 ordinary shares and 2,500 ADS.
[H]Held as 10,000 ADS.
[I]10,000 ADS as at May 23, 2023, when she stepped down as a Director.
[J]As at March 13, 2023, when he was appointed as a Director.
[K]On February 6, 2023, he disposed of 150 Leonteq Express Euro Denominated Certificates on ING, Shell, Unilever (ISIN: CH0470808913), with a nominal value of €1,000 each at a price of €1,007.70 per certificate. These certificates are cash settlement instruments of which payment of a conditional coupon depends for 1/3 on the development of the price of the Shell shares on Euronext Amsterdam and, as such, are a financial instrument linked to the Shell shares.
On August 9, 2023, he disposed of 8,000 certificates Shell Turbo Long 6,5 BNP Paribas Markets (ISIN: NL0009558519) at a price of €22.345 (5,000 certificates) and a price of €22.342 (3,000 certificates). These certificates are cash settlement instruments the value of which is linked to the share price of the Company's ordinary shares with a nominal value of €0.07 each. In this case, the ratio is 1:1 and accordingly 8,000 certificates represent 8,000 Shell shares.
[L]As at March 13, 2023, when she was appointed as a Director.
[M]As at March 2, 2023, when he was appointed as a Director. Held as 125 ADS.
[N]Held as 5,000 ADS.

187	Shell	Form 20-F 2023

Governance
Annual Report on Remuneration continued
The changes to Directors' shareholdings as at March 8, 2024
are as follows:
￮Wael Sawan's share interest increased by 82,797 ordinary shares after the delivery of the 2023 annual bonus shares and the vesting of the 2021 LTIP award; and
￮Sinead Gorman's share interest increased by 36,137 ordinary shares after the delivery of the 2023 annual bonus shares and the vesting of the 2021 LTIP award.
At March 8, 2024, the Directors and Senior Management (pages 139 and 146) of the Company beneficially owned, individually and in aggregate (including shares under option), less than 1% of Company shares. These shareholdings are not considered sufficient to affect the independence of the Directors.
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
Payments for loss of office (audited)
There were no payments for loss of office to Executive Directors in 2023.
Payments to past Directors (audited)
Ben van Beurden stepped down from the Board and his role as CEO on December 31, 2022, and continued working as a full-time adviser to the Board until June 30, 2023. See the 2022 Directors' Remuneration Report for details of his role during 2023. As disclosed in last year's report, Ben van Beurden did not receive an LTIP award in 2023. His remuneration in respect of 2023 is set out below:
￮Base salary: £710,000.
￮Pension: pension cash allowance of 20% of salary.
￮Annual bonus: £1,210,000 (determined based on Shell's performance as at Q2 2023).
￮LTIP: Ben van Beurden received an LTIP award of 231,679 ordinary shares in 2021 (worth around 265% of salary), which has been pro-rated. The pro-rated award vested at 94% of target based on performance to December 31, 2023. Therefore, 204,589 ordinary shares (including accrued dividends) vested on March 7, 2024, with a value at vesting of €5,988,311 (equivalent to £5,123,469). A three-year holding period applies, which remains in force after termination.
￮Benefits: £270,681, including relocation-related costs (£200,051), car allowance (£14,945), and grossing costs (£51,031).
￮Loss of office: £1,420,000, equivalent to one times base salary. This was paid in six equal monthly instalments between July 1, 2023 and December 31, 2023, which would have been subject to mitigation in the event that he resumed a paid position in that time.
Former CFO Jessica Uhl received an LTIP award of 69,972 ADS in 2021 (worth around 248% of salary), which has been pro-rated. The pro-rated award vested at 94% of target based on performance to December 31, 2023. Therefore, 37,069 ADS (including accrued dividends) vested on March 7, 2024, with a value at vesting of $2,369,792. A three-year holding period applies, which remains in force after termination.
Payments below £5,000 are not reported as they are considered de minimis.
TSR performance and CEO pay
Performance graph
The graph below compares the TSR performance of Shell plc over the past 10 financial years with that of the FTSE 100 Index. The Board regards this index as the most appropriate broad market equity index for comparison, following the move of Shell's headquarters to the UK. Data shown is for the performance of RDS B shares prior to the assimilation of Shell's shares into a single line of ordinary shares on January 29, 2022.
CEO pay outcomes
The table below the graphs sets out (i) the single figure of total remuneration, (ii) the annual bonus outcome, and (iii) the LTIP vesting outcome for the CEO for the past 10 years.

Historical TSR performance Value of hypothetical £100 holding

Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
CEO	Ben van Beurden									Wael Sawan
Single figure of total remuneration (£000) [A]	19,510 [B]	4,049	7,046	7,811	17,817	8,746	5,197	6,344	9,698	7,940
Annual bonus award (% of maximum opportunity)	94%	98%	66%	81%	79%	21%	—	64%	73%	78%
LTIP vesting (% of maximum opportunity)	49%	8%	42%	35%	95%	74%	45%	25%	41%	47%
[A]Prior to 2022, the CEO's remuneration was denominated in EUR. Each year's single figure of total remuneration has been converted to GBP using the 12-month average exchange rates for the year.
[B]Ben van Beurden's single figure for 2014 was impacted by the increase in pension accrual calculated under the UK reporting regulations and tax equalisation as a result of his promotion and prior assignment to the UK.

188	Shell	Form 20-F 2023

Governance
Annual Report on Remuneration continued
Percentage change in remuneration of the Directors and employees
The table below compares the remuneration of the Executive and Non-executive Directors of Shell plc with an employee comparator group consisting of local employees in the UK, the USA, and the Netherlands. The local employee population of these countries is considered to be a suitable employee comparator group because: these are countries with a significant Shell employee base; a large proportion of senior managers come from these countries; and the REMCO considers remuneration levels in these countries when setting base salaries for Executive Directors. For the purposes of comparison, the change in employee remuneration is calculated by reference to the change in salary scale, benefits and annual bonus for a notional employee in each of the base countries, not by reference to the actual change in pay for a group of employees.
Taxable benefits are those that align with the definition of taxable benefits applying in the respective country. In line with the "Single figure of total remuneration for Executive Directors" table, the annual bonus is included in the year in which it was earned (rather than paid).

Percentage change in remuneration of Directors and employees [A]

	Salary/fees (% change)				Benefits (% change)				Annual bonus (% change)
	2022-23	2021-22	2020-21	2019-20	2022-23	2021-22	2020-21	2019-20	2022-23	2021-22	2020-21	2019-20
Employees [B]	5.7%	2.4%	0.6%	3.0%	(10.2%)	(8.4%)	0%	0%	14.3%	(0.4%)	—	(100.0%)
Executive Directors
Wael Sawan	—	—	—	—	—	—	—	—	—	—	—	—
Sinead Gorman [C]	37.0%	—	—	—	(39.7%)	—	—	—	45.8%	—	—	—
Non-executive Directors [D]
Dick Boer	25.4%	6.3%	70.4%	—	389.8%	—	—	—
Neil Carson	—	3.6%	4.3%	85.6%	593.0%	—	—	—
Ann Godbehere	—	0.8%	2.9%	15.8%	829.4%	1286.7%	—	—
Euleen Goh	(57.8%)	9.4%	11.4%	0.2%	360.1%	520.3%	—	—
Jane Holl Lute	6.7%	80.4%	—	—	155.0%	1893.8%	—	—
Catherine Hughes	4.6%	14.1%	2.8%	(10.0%)	435.0%	868.8%	—	—
Martina Hund-Mejean	(58.4%)	8.6%	68.4%	—	2085.4%	358.2%	—	—
Sir Andrew Mackenzie	—	57.0%	1473.0%	—	(57.5%)	(69.3%)	—	—
Sir Charles Roxburgh	—	—	—	—	—	—	—	—
Bram Schot	4.1%	10.1%	300.0%	—	702.6%	—	—	—
Leena Srivastava	—	—	—	—	—	—	—	—
Cyrus Taraporevala	—	—	—	—	—	—	—	—
[A]Where the value for the preceding year was zero or the individual was not in post and therefore no comparison data is available, '-' is recorded.
[B]Relates to change in pay for local employees in the UK, the USA and the Netherlands.
[C]Sinead Gorman was appointed as CFO effective April 1, 2022. The changes in remuneration shown for 2022-23 are based on the period April 1, 2022 to December 31, 2022 for 2022, and a full year for 2023.
[D]Non-executive Directors do not receive any short-term incentives. The increases shown reflect the individuals' appointment to the Board part-way through the prior year, or additional fees payable for joining Board Committees. For details of Board appointment and departure dates, see "Single figure of total remuneration for Non-executive Directors" on page 186.
Relative importance of spend on pay
The table below sets out distributions to shareholders by way of dividends and share buybacks, and remuneration paid to or receivable by employees for the last five years, together with annual percentage changes.

Year	Dividends and share buybacks [A]		Spend on pay (all employees) [B]
	$ billion	Annual change	$ billion	Annual change
2023	23.0	(11%)	13.6	(2%)
2022	25.8	183%	14.0	16%
2021	9.1	—	12.1	—
2020	9.1	(64%)	12.1	(8%)
2019	25.4	26%	13.2	(1%)
[A]Dividends paid and repurchases of shares as reported in the "Consolidated Statement of Changes in Equity".
[B]Employee costs, excluding redundancy costs, as reported in Note 32 to the "Consolidated Financial Statements".
Spend on pay can be compared with the major costs associated with generating income by referring to the "Consolidated Statement of Income". Over the last five years, the average spend on pay was around 5% of the major costs of generating income. These costs are considered to be the sum of: purchases; production and manufacturing expenses; selling, distribution and administrative expenses; research and development; exploration; and depreciation, depletion and amortisation.
External appointments
Neither Wael Sawan nor Sinead Gorman held any external
Non-executive Director positions during 2023.

189	Shell	Form 20-F 2023

Governance
Annual Report on Remuneration continued
Statement of voting at 2023 AGM
Shell's 2023 AGM was held on May 23, 2023. The result of the poll in respect of 2022 Annual Report on Remuneration was as follows:

Approval of 2022 Annual Report on Remuneration

Votes	Number		Percentage
For	3,932,918,278		94.67%
Against	221,306,985		5.33%
Total cast	4,154,225,263	[A]	100.00%
Withheld [B]	30,948,299
[A]Representing 60.95% of issued share capital.
[B]A vote withheld is not a vote under UK law and is not counted in the calculation of the proportion of the votes for and against a resolution.
The result of the poll in respect of the 2023 Directors' Remuneration Policy at the 2023 AGM was as follows:

Approval of 2023 Directors' Remuneration Policy

Votes	Number		Percentage
For	3,931,530,222		94.60%
Against	224,454,202		5.40%
Total cast	4,155,984,424	[A]	100.00%
Withheld [B]	29,173,157
[A]Representing 60.97% of issued share capital.
[B]A vote withheld is not a vote under UK law and is not counted in the calculation of the proportion of the votes for and against a resolution.

CEO pay ratio

	Option	25th percentile pay ratio	Median pay ratio	75th percentile pay ratio
2023	A	80:1	58:1	39:1
Total pay and benefits: Salary:		£99,599 £70,000	£136,066 £76,444	£205,115 £102,634
2022	A	134:1	80:1	50:1
Total pay and benefits: Salary:		£72,632 £45,904	£121,847 £56,302	£192,995 £96,790
2021	A	97:1	57:1	37:1
Total pay and benefits: Salary:		£65,123 £43,550	£111,912 £68,238	£170,289 £101,000
2020	A	93:1	57:1	38:1
Total pay and benefits: Salary:		£55,584 £49,117	£90,972 £75,365	£136,007 £118,291
2019	A	147:1	87:1	54:1
Total pay and benefits: Salary:		£59,419 £40,417	£100,755 £56,721	£161,717 £79,991
2018	A	202:1	143:1	92:1
Total pay and benefits: Salary:		£88,112 £53,528	£124,459 £80,407	£193,027 £96,074
Shell has chosen to use option A (as defined in UK reporting regulations) to calculate the CEO pay ratio in accordance with guidance from the UK government that this is the preferred approach and the most statistically accurate method for identifying the ratios. Under option A, a comparable single figure for all UK employees has been calculated in order to identify the employees whose pay and benefits are at the 25th, 50th (median) and 75th percentiles for comparison with the CEO. Employee pay has been calculated based on the total pay and benefits paid in respect of 2023 for all employees who were employed on December 31, 2023. For part-time workers and joiners in the year, pay and benefits have been annualised based on the proportion of their working time in the UK during the year. This is calculated with an approach consistent with the methodology for determining annual bonuses. The REMCO believes that this provides a fair and reasonable calculation of the pay ratios for Shell employees in the UK.
The ratio of the CEO's pay to the median UK employee is 58. The global pay ratio, calculated by comparing the CEO's single figure with the average employee headcount cost, is 78. The ratio at median for 2023 is lower than for 2022, reflecting a lower aggregate variable pay outcome for the new CEO in 2023 as compared with the previous CEO in 2022, and specifically, reflecting that his LTIP was granted prior to his appointment to the CEO role. Overall, the pay ratios are lower than in 2018 (the first year of reporting), reflecting reductions in the CEO bonus and LTIP opportunities over time, as well as changes in variable pay outcomes. The REMCO believes the CEO pay ratio for 2023 is appropriate and consistent with Shell's philosophy of pay for performance.
Directors' employment arrangements and letters of appointment
Executive Directors are employed for an indefinite period. Non-executive Directors, including the Chair, have letters of appointment. Details of Executive Directors' employment arrangements can be found in the Policy on page 199.

Further details of Non-executive Directors' terms of appointment can be found in the "Other regulatory and statutory information" on page 205 and the "Governance framework" report on page 149.

Compensation of Directors and Senior Management
During the year ended December 31, 2023, Shell paid and/or accrued compensation totalling $57 million (2022: $53 million) to Directors and Senior Management for services in all capacities while serving as a Director or member of Senior Management, including $2 million (2022: $2 million) accrued to provide pension, retirement and similar benefits. The amounts stated are those recognised in Shell's income attributable to Shell plc shareholders on an IFRS basis. See Note 33 to the "Consolidated Financial Statements". Personal loans or guarantees were not provided to Directors or Senior Management.
Workforce engagement on remuneration matters
Workforce engagement
Our employees are fundamental to our success. Fostering a collaborative culture and reinforcing a learner mindset is central to delivering Powering Progress. The Board's view is that all Directors have a collective responsibility for workforce engagement, ensuring that employees' voices are heard on all business matters, including pay, and that the Company communicates effectively to employees on our remuneration policies and practices.
The Board and management regularly engage with the workforce through a range of formal and informal channels. These include webcasts and all-employee messages from our CEO and other senior leaders; town halls and team meetings; virtual coffee connects; interviews with senior management; internal social platforms; and focused engagements. During interactive sessions, employees have the opportunity to ask about any topic, including pay. The Board's preference is to build on existing, long-standing channels of engagement for discussions around remuneration. During the year, management engaged with the workforce on what the 2023 performance metrics meant for each of us, giving employees the opportunity to ask any questions on this topic.
We conduct annual employee surveys, which receive high levels of response (88% in 2023, an all-time high). The Board was pleased to note strong results for the 2023 Shell People Survey, maintaining the outcomes for 2022 in a number of engagement-related categories.

190	Shell	Form 20-F 2023

Governance
Annual Report on Remuneration continued
These are very encouraging results and are testament to Shell's strength, maturity, and resilience.
Wider employee context
The REMCO receives annual updates on workforce remuneration topics, including employees' views on pay matters; CEO pay ratio; workforce reward philosophy and principles; alignment of Shell values and behaviours with remuneration practices; and general employee salary planning and variable pay outcomes, taking account of the cost of living environment and the impact of this on our colleagues. The REMCO is also periodically updated on wider employee matters such as the UK gender and ethnicity pay gap analyses. In this way, the REMCO is able to satisfy itself that reward across Shell is aligned to our strategy, culture, and long-term sustainable success.
Shell adheres to its fair pay principles in all remuneration-related matters. Pay in Shell is market-competitive, free from bias, and provides security to our employees. Shell sets clear performance expectations, gives employees the opportunity to share in Shell's success through a variety of variable pay schemes, and is transparent and clear in its communication of remuneration. For more information, visit the "Human Rights" section of shell.com.
How executive remuneration aligns with wider Company pay policy
Executive remuneration structures in Shell are strongly aligned with the structures for the broader workforce, as set out in the table below.

Element	Comparison of Executive Director and wider workforce arrangements
Salary	The Executive Directors' salaries are reviewed with reference to the factors set out in the Policy, against defined comparator groups. The market-competitiveness of wider workforce salaries is assessed at a base country level.
Pension and benefits
The Executive Directors' pension benefits are aligned with those offered to employees who joined Shell from 2013 onwards in the UK. Shell does not operate separate executive pension arrangements. All Group employees participate in the relevant pension plan for their base country based on their date of joining.
The Executive Directors are eligible to receive the same benefits available to the broader workforce.

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
Long-term incentives
Executive Directors and around 130 senior executives participate in the LTIP on the same terms. Executive Directors' LTIP awards are subject to a three-year holding period. A further c.17,800 employees participate in the PSP; 50% of the performance conditions are the same as those for the LTIP.

Shareholding guidelines
The Executive Directors have the highest shareholding guidelines in the Company, which are set at 700% and 500% of salary for the CEO and the CFO, respectively. These guidelines continue post termination for a period of two years.
Shareholding guidelines extend into the organisation to senior manager level. Employees are required to achieve their individual guideline within a specified timeframe, as is the case for Executive Directors.

Statement of planned implementation of Policy in 2024
A summary of how the shareholder-approved Policy will be applied to Directors' remuneration for 2024 is set out below.
Executive Directors
Comparator group
The benchmarking comparator group for 2024 remains consistent with that used in prior years, and consists of other oil majors (BP, Chevron, ExxonMobil, and TotalEnergies) and a selection of major Europe-based companies. The oil majors are included in the comparator group as these represent our closest direct competitors operating in similar market conditions. The Europe-based companies are selected based on their size, complexity and global reach. The REMCO retains the right to alter the comparator group as it sees fit to ensure it remains an appropriate and relevant benchmark.
The REMCO uses benchmark data from these companies only as a guide to the competitiveness of the remuneration packages. The REMCO does not seek to position remuneration at any defined point against the comparator data.

European comparator group

Allianz	Glencore	Rio Tinto
AstraZeneca	GSK	Roche
BAT	Mercedes-Benz	Siemens
Bayer	Nestle	Unilever
Diageo	Novartis	Vodafone
Salaries
Effective January 1, 2024, Wael Sawan and Sinead Gorman received an increase of 3.9%, and salaries for 2024 are £1,455,000 and £961,000, respectively.
In reviewing the Executive Directors' salaries, the REMCO carefully considered the external environment, and the increases provided to the Shell workforce in the key markets of the UK (4.5%), the USA (3.1%), and the Netherlands (4.3%). The Executive Directors' increases for 2024 were positioned below other UK employees and in line with the average across the key markets and the REMCO recognised the "multiplier effect on total remuneration".
Annual bonus
The REMCO reviewed the bonus scorecard during the year and considered that it remained well aligned with our strategic and operational priorities. Shell’s energy transition plans cover all its businesses, and the REMCO updated the annual bonus scorecard accordingly. It determined to introduce a measure focussing on the operational performance of the LNG business, alongside existing metrics of operational emissions reduction and electric vehicle charge points. The 2023 scorecard had two Downstream metrics, being electric vehicle charge points and "selling lower-carbon products". Electric vehicle charge points has been retained as the Downstream metric, aligning to become a global leader in public charging for electric vehicles. The performance measures, weightings and link to strategy for the 2024 performance year are set out overleaf. See the Chair's Statement for further details of changes in light of ETS24.
In the interest of simplification and alignment of the two Executive Directors in delivering the operating plan (the primary focus of the annual bonus), the CFO's target bonus will be aligned to that of the CEO from 2024, and will be 125% of salary (and maximum bonus will be 250% of salary). There is no change to the shareholder-approved Policy.

191	Shell	Form 20-F 2023

Governance
Annual Report on Remuneration continued

2024 annual bonus measures, weightings, and link to strategy

Performance measure	Weighting
Financial delivery	35%
Operational excellence	35%
Shell's journey in the energy transition	15%
Safety	15%

	Link to strategy
Financial delivery ▪ Cash flow from operating activities (35%)	Supports our financial priority to generate cash to fund shareholder distributions and capital investment.
Operational excellence ▪ Asset management excellence (15%) ▪ Project delivery excellence (10%) ▪ Customer excellence (10%)	Underpins delivery of our financial framework and ambitions to progress in the energy transition.
Shell's journey in the energy transition ▪ LNG volumes [A] (5%) ▪ Reducing operational emissions (5%) ▪ Supporting customer decarbonisation (5%)	Drives a direct focus on Shell's plans for the energy transition.
Safety (15%) ▪ Serious Injury and Fatality Frequency (7.5%) ▪ Tier 1 and 2 process safety (7.5%)	Drives an ongoing focus on personal and process safety.

[A]Equity liquefaction
Scorecard targets will be disclosed in the subsequent Directors' Remuneration Report when they are no longer deemed to be commercially sensitive.
Long-term Incentive Plan
On February 2, 2024, a conditional award of performance shares under the LTIP was made to the Executive Directors resulting in 169,937 Shell plc shares being awarded to Wael Sawan and 101,051 to Sinead Gorman. The awards had a face value of 300% (maximum performance outcome 600%) of salary for Wael Sawan and 270% (maximum performance outcome 540%) of salary for Sinead Gorman, excluding potential share price appreciation and dividends. 2024 LTIP awards to Executive Directors are based on salaries as at December 31 the prior year, consistent with the rest of the organisation.
The REMCO reviewed the award levels in the context of share price movement over the year prior to award, and determined that the risk of windfall gain was limited and therefore no adjustment was made.
Performance is measured over the three-year period January 1, 2024 to December 31, 2026. The performance measures, weightings and link to strategy for the 2024 award are set out below. The REMCO reviewed the LTIP performance conditions and adjusted the metrics under the "Shell's journey in the energy transition" performance condition in light of ETS24.

2024 LTIP performance conditions, weightings, and link to strategy

Performance condition	Weighting			
Cash generation [A]	25%			
TSR [A]		25%		
Organic free cash flow [B]			25%	
Shell's journey in the energy transition [B]				25%

[A] Relative measures [B] Absolute measures

Link to strategy	Vesting schedule (% of initial LTIP award)
Cash generation (defined as CFFO/average capital employed) Measurement of Shell's ability to generate the top-line cashflows to finance investment in our business and shareholder distributions.	1st – 200% 2nd – 150% 3rd – 80% 4th or 5th – 0% Performance ranked against the other energy majors: BP, Chevron, ExxonMobil and TotalEnergies.
TSR Assessment of actual value created for shareholders.	
Organic free cash flow Recognition of the importance of generating cash after net capital expenditure to service and reduce debt, pay dividends, buy back shares and make future capital investments.	Maximum – 200% Target – 100% Threshold – 40% Below threshold – 0% OFCF targets are set annually for each annual operating plan.
Shell's journey in the energy transition Measures focused on Shell's plans for the energy transition.	Performance assessment will be based on the REMCO's holistic assessment of progress towards reducing Shell's operational emissions and supporting our customers to reduce emissions.
Holding period Three-year holding period, which remains in force post tenure.

Performance framework for 2024 LTIP "Shell's journey in the energy transition" performance condition
Shell was the first major energy company to introduce a dedicated energy transition performance condition to its LTIP in 2019. One of the REMCO's key learnings since then has been the need for agility and the importance of a holistic assessment of the achievement of strategic intent. This approach will continue in 2024, and the REMCO will provide a full disclosure of all material factors, both quantitative and qualitative, that it took into account in reaching the vesting decision.
The REMCO's determination of the extent to which awards will vest will be based on its holistic assessment of progress towards reducing emissions from our operations and supporting our customers to reduce their emissions. This will be based on our journey to net-zero climate targets for our own operations of:
￮Halving Scope 1 and 2 emissions by 2030 under operational control on a net basis (2016 baseline);
￮Eliminating routine flaring from upstream operations by 2025 [A]; and
￮Maintaining methane emissions intensity below 0.2% and achieving near-zero methane emissions by 2030.
[A]Subject to completion of the sale of SPDC.

192	Shell	Form 20-F 2023

Governance
Annual Report on Remuneration continued
The REMCO will also take account of progress in developments that support the energy transition to 2030 and beyond, such as the development of our Power business (including renewables), lower-carbon LNG, biofuels, electric vehicle charging, hydrogen and CCS.
We will take into account progress towards achieving a 15-20% reduction in NCI by 2030 (2016 baseline), a 15-20% reduction in customer emissions from the use of our oil products by 2030 (2021 baseline) [A], as well as Shell's wider performance in accelerating the energy transition, e.g. demonstrating leadership and advocacy in standard setting, alongside any other factors that the REMCO considers relevant.
[A]Customer emissions from the use of our oil products (Scope 3, Category 11) were 517 million tonnes CO2e in 2023 and 569 million tonnes CO2e in 2021.
Pension
Wael Sawan and Sinead Gorman are eligible to participate in the defined contribution UK Shell Pension Plan with an employer contribution rate of up to 20% of salary, or take this as a pension cash alternative. The UK Shell Pension Plan or associated pension cash alternative is available to Shell employees in the UK who joined Shell from 2013 onwards at the same contribution levels.
Benefits
Executive Directors are provided with a chauffeured car for business travel, including home-to-office commuting. Other benefits, such as medical and other risk benefits are in line with those provided to the general workforce.
Non-executive Directors' fees

Non-executive Directors' fees 2024

	£	Other fees
Chair of the Board	850,000	Non-executive Directors receive an additional fee of £4,000 for any Board meeting involving intercontinental travel – except for one meeting a year held in a location other than London.
Non-executive Director	120,000
Senior Independent Director	49,000
Audit and Risk Committee
Chair [A]	55,000
Member	25,000
Sustainability Committee
Chair [A]	31,000
Member	15,000
Nomination and Succession Committee
Chair [A]	22,000
Member	11,000
Remuneration Committee
Chair [A]	42,000
Member	15,000
[A]The chair of a Committee does not receive an additional fee for membership of that Committee.
The Company Chair fee is determined by the REMCO, and for 2024 increases to £850,000 (from £785,000), taking into account fee levels at other major listed companies. The Chair of the Board does not receive any additional fee for chairing the Nomination and Succession Committee or attending any other Board Committee meeting.
The Non-executive Directors receive a basic fee. There are additional fees for the Senior Independent Director, a Board Committee chair or a Board Committee member, and for most Board meetings involving intercontinental travel. Business expenses (including transport between home and office and occasional business-required partner travel) and associated tax are paid or reimbursed by Shell.
The Board reviews Non-executive Directors' fees periodically to ensure that they are aligned with those of other major listed companies. During these reviews the Board considers fees in the top 30 companies within the FTSE100 Index and the European comparator group as its primary points of reference. For 2024, fees for the Audit and Risk Committee Chair and Members increase to £55,000 (from £53,000) and £25,000 (from £22,000), respectively, and the REMCO Chair fee increases to £42,000 (from £36,000). These fee increases take into account market fee levels. All other fees remain unchanged.

193	Shell	Form 20-F 2023

Governance
Directors' Remuneration Policy

The Directors' Remuneration Policy sets out:

￮A summary of shareholder-approved changes to the Directors' Remuneration Policy, page 194;
￮Executive Directors' Remuneration Policy, page 195; and
￮Non-executive Directors' Remuneration Policy, page 200.

This section describes the Directors' Remuneration Policy (the Policy) which, following shareholder approval at the 2023 Annual General Meeting (AGM), came into effect from May 23, 2023, and will be effective until the 2026 AGM, unless a revised Policy is proposed by the Company and approved by shareholders in the meantime.
The principles underpinning the REMCO's approach to executive remuneration are the foundation for everything we do and are:
￮Alignment with Shell's strategy and sustainability: the Executive Directors' compensation package should promote the long-term, sustainable success of Shell, and be strongly linked to the achievement of stretching targets that are indicators of the execution of Shell's strategy;
￮Pay for performance: the majority of the Executive Directors' compensation, (excluding benefits and pensions), should be linked directly to Shell's performance through variable pay instruments;
￮Competitiveness: remuneration levels should be determined by reference internally against Shell's Senior Management and externally against companies of comparable size, complexity and global scope;
￮Long-term creation of shareholder value: Executive Directors should align their interests with those of shareholders by holding shares in Shell;
￮Consistency: the remuneration structure for Executive Directors should generally be consistent with the remuneration structure for Shell's Senior Management. This consistency builds a culture of alignment with Shell's purpose and a common approach to sharing in Shell's success; and
￮Risk assessment: decisions should be made in the context of the Shell General Business Principles and Code of Conduct. The remuneration structures and rewards should meet risk assessment tests to ensure that shareholders' interests are safeguarded and that inappropriate actions are avoided.
The Executive Directors' remuneration structure is made up of a fixed element of basic pay and two variable elements: the annual bonus (50% delivered in shares) and the Long-term Incentive Plan (LTIP). Variable pay outcomes are conditional on the successful execution of the operating plan in the short term, and the delivery of strategic goals and financial and share price outperformance over the longer term.
The award of shares under the bonus and LTIP, along with significant shareholding requirements, are intended to ensure executives have a sizeable shareholding in the Company and experience the same outcomes as our shareholders.
During 2022, the REMCO reviewed the Policy to ensure that it continued to support Shell's strategy. The REMCO determined that the 2020 Policy remained appropriate in most respects, and required changes only to reflect the transition of our Executive Directors to the UK to align with market practice and for simplification. For each area of the Policy, the REMCO reviewed the alignment with strategy, market practice, the corporate governance environment, and feedback from shareholders, and additionally spent time updating the selection and calibration of performance metrics in variable pay schemes. Any potential conflict of interest was mitigated by the independence of the REMCO members and the REMCO Terms of Reference. The REMCO also considered the provisions of the UK Corporate Governance Code when reviewing the Policy, and sought to reflect the principles of clarity, simplicity, risk management, predictability, proportionality and alignment with culture.
A comparison of the 2023 and 2020 Policies is set out below.

Remuneration element	Changes to 2020 Policy	Rationale for the change
Executive Directors
Base salary	￮Salary cap amended from €2 million to £2 million.	￮To reflect the transition of the Executive Directors to the UK.
Pension	￮Move from base country arrangements to defined contribution pension arrangements applicable to the wider Shell workforce in the UK.
Severance policy
￮New service contracts under which both the employee and the employer can terminate employment by giving 12 months' written notice, replacing the previous provision which reflected Dutch statutory provisions.

Annual bonus and LTIP rules	￮REMCO discretion to suspend annual bonus or share award vesting pending the outcome of an investigation in exceptional circumstances.	￮To allow sufficient time for investigation, as required.
Leaver treatment	￮REMCO discretion to waive remaining bonus/LTIP holding period in exceptional circumstances (primarily death).	￮To align with market practice.
TSR underpin in LTIP	￮TSR underpin to be removed from the LTIP.	￮To simplify the plan and align with market practice.
Non-executive Directors
Retirement gift	￮Maximum value amended from €300 to £300.	￮To reflect the transition to the UK.

194	Shell	Form 20-F 2023

Governance
Directors' Remuneration Policy continued
Executive Directors' Remuneration Policy table

Purpose and link to strategy	Maximum opportunity	Operation and performance measurement
Base salary
Provides a fixed level of earnings to attract and retain Executive Directors.	£2,000,000
Reviewed annually with adjustments effective from January 1.
In making salary determinations, the REMCO will consider:
￮the market positioning of the compensation packages;
￮comparison with Senior Management salaries;
￮the employee context, and planned average salary increase for other employees across the UK, the Netherlands, and the USA;
￮the experience, skills and performance of the Executive Director, or any change in the scope and responsibility of their role;
￮general economic conditions, Shell's financial performance, and governance trends; and
￮the impact of salary increases on pension benefits and other elements of the package.

Benefits
Provides benefits, typically in line with those applicable to the wider workforce, in order to attract and retain Executive Directors.	Determined by the nature of the benefit itself and costs of provision, and may depend on external factors, e.g. insurance costs.
Typical benefits include car allowances, home-to-office transport, risk benefits (for example ill health, disability or death-in-service), security provision, and employer contributions to insurance plans (such as medical) including Directors' liability insurance. In the event an international relocation is required either prior to appointment or while appointed, Shell's mobility policies may apply and the REMCO may offer appropriate provisions in respect of items including, but not limited to, relocation, assistance with visa/immigration/tax issues, and tax return support. It may also provide housing and education assistance for a specified period of time, expected to be no more than two years. Tax equalisation related to expatriate employment prior to Board appointment, or in other limited circumstances to offset double taxation, may also be provided.
Precise benefits will depend on the Executive Director's specific circumstances and may include any tax liabilities relating to business-related benefits such as in the case of security or relocation provisions.
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
Executive Directors' retirement benefits are maintained in line with those of the wider Shell workforce in the UK. Only base salary is pensionable, unless plan regulations specify otherwise and cannot legally be disapplied. The rules of the relevant plan detail the pension benefits which members can receive. The REMCO retains the right to amend the form of any Executive Director's pension arrangements where appropriate, for example in response to changes in legislation to ensure the original objective of this element of remuneration is preserved.
New Executive Directors based in the UK, whether internal appointees or external hires, will be provided with the defined contribution arrangement, applicable to the wider Shell workforce in the UK, which currently includes the flexibility to take this as a pension cash alternative.

Annual bonus
Rewards the delivery of short-term operational targets as derived from Shell's operating plan.
Aligns the interests of Executive Directors and shareholders, and supports retention, through long-term holding in shares.
Target bonus: 125% of base salary. Maximum bonus: 200% of target.
￮The bonus is determined by reference to performance from January 1 to December 31 each year.
￮Annual bonus = base salary x target bonus % x scorecard result (0–2).
￮The scorecard is reviewed each year, taking account of Shell's operating plan, to ensure that the performance measures, targets and weightings are appropriate. Performance measures typically relate to financial delivery, operational excellence, progress in the energy transition, and safety, with indicative weightings of 35%, 35%, 15% and 15% respectively. This helps to balance short-term financial performance with the achievement of a broader set of strategic and operational objectives to support long-term shareholder value creation. The REMCO retains the flexibility to adjust performance measures, weightings and targets on a year-by-year basis, within the terms of the Policy.
￮Scorecard targets are disclosed on a retrospective basis in a subsequent Annual Report on Remuneration, when they are no longer deemed commercially sensitive.
￮To reinforce alignment with shareholder interests, 50% of any bonus earned is delivered in cash and 50% is delivered in net-of-tax shares. The shares are subject to a three-year holding period from the end of the performance period the award relates to, which applies beyond an Executive Director's tenure. The REMCO retains discretion to waive any part of this holding period in exceptional circumstances (primarily death).
￮The bonus is subject to malus provisions before it is delivered, and to clawback thereafter for a period of three years.

195	Shell	Form 20-F 2023

Governance
Directors' Remuneration Policy continued
Executive Directors' Remuneration Policy table continued

Purpose and link to strategy	Maximum opportunity	Operation and performance management
Long-term Incentive Plan (LTIP)
Rewards longer-term value creation linked to Shell's strategy. The measures focus on financial performance, capital discipline and the achievement of Shell's ambitions in the energy transition.

Aligns the interests of Executive Directors and shareholders, and supports retention through long-term holding in shares.
Target award: 300% of base salary. Awards may vest at up to 200% of the shares originally awarded, plus dividends.
￮Award levels are determined in respect of any financial year by the REMCO within the Policy maximum.
￮Awards may vest at between 0% and 200% of the initial award, depending on Shell's performance, assessed over a three-year performance period, on an absolute basis and/or on a relative basis against an appropriate comparator group.
￮Performance measures and weightings are reviewed and set by the REMCO at the beginning of each three-year performance period, taking account of Shell's strategic priorities.
￮Notional dividends accrue over the vesting period in respect of awards that vest.
￮To reinforce alignment with shareholder interests, net of tax shares delivered from vested awards are subject to a three-year holding period from the end of the performance period the award relates to, which applies beyond an Executive Director's tenure. The REMCO retains discretion to waive any part of this holding period in exceptional circumstances (primarily death).
￮Dividends accrue over the vesting period in respect of awards that vest.
￮The award is subject to malus provisions before vesting, and to clawback provisions thereafter for a period of three years.

Discretion, malus and clawback
Enables the management of risks from behaviour-based incentive schemes and the REMCO to manage the range of pay outcomes.	Adjustment events exist for the purposes of applying malus and clawback. The REMCO retains discretion to adjust pay outcomes.
￮The REMCO retains the discretion to adjust mathematical outcomes of the annual bonus scorecard and/or LTIP vesting for any Executive Director if and to the extent that it considers this appropriate at their sole discretion.
￮The REMCO may adjust pay outcomes for the purposes of managing quantum. This would be done at the REMCO's discretion after considering single figure outcome for the year, taking into account Shell's performance, the operation of the remuneration structures and any other relevant considerations.
￮In exceptional circumstances, the REMCO may determine that the vesting of an annual bonus or a share award should be suspended pending the outcome of an investigation. The suspension may be for such period as the REMCO considers sufficient to permit the investigation to be concluded.
￮The use of any discretion will be disclosed and explained.

Shareholding requirements
Aligns interests of Executive Directors with those of shareholders by creating a connection between individual wealth and Shell's long-term performance.	Shareholding (% of base salary): ￮CEO: 700% ￮CFO: 500%
￮Executive Directors are expected to build up their shareholding to the required level over a period of five years from appointment and, once reached, to maintain this level for the full period of their appointment. The intention is for the shareholding guideline to be reached through retention of vested shares from share plans. The REMCO will monitor progress and retains the ability to adjust the guideline in special circumstances on an individual basis.
￮In the event of an increase to the guideline, this timeframe is increased by one year for every additional multiple of salary required, subject to a maximum of five years from the date of the change.
￮The Executive Director will be required to maintain their shareholding requirement (or existing shareholding if lower) for a period of two years from the date they cease to be an employee. Post-termination holding is enforced through the arrangements put in place with the employee on termination.
￮In the event that another Executive Director joins the Board, the REMCO will determine their shareholding requirement level, which will not be less than 200% of salary, in line with corporate governance best practice.
￮Vested shares from incentive plans (including bonus and LTIP shares subject to holding period) count towards the requirement. The REMCO monitors individual progress and retains the ability to adjust the guideline in special circumstances on an individual basis.

196	Shell	Form 20-F 2023

Governance
Directors' Remuneration Policy continued
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
Selection of performance measures
For the 2023 performance year, the annual bonus scorecard will consist of financial delivery (35%), operational excellence (35%), progress in the energy transition (15%), and safety (15%). Targets are derived from the annual business plan. These measures are designed to drive focus on the financial and operational performance critical to our success in delivering our Powering Progress strategy. The REMCO believes it is important for annual variable pay to remain balanced, with short-term operational components complementing the LTIP's focus on longer-term financial and strategic outcomes. The same annual bonus scorecard applies to the majority of Group employees, supporting consistency of remuneration and alignment of objectives across employees and senior management.
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
To simplify the plan and align with market practice, the TSR underpin has been removed from the plan effective from 2024 awards.
Discretion
There are a number of specific areas in which the REMCO may exercise discretion, including:
￮To review the specific measures, weightings and targets for the annual bonus scorecard and LTIP award annually and adjust accordingly to evolve with Shell's strategy and circumstances to ensure that the targets remain stretching but realistic. If the REMCO were to propose any material changes to the LTIP performance metrics, it would consult with major shareholders; and
￮To adjust mathematical variable pay outcomes if and to the extent that it considers this appropriate. This power to adjust the outcomes is broad and includes adjusting the outcomes to zero. For example, an adjustment might be made if the REMCO considers:
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
Performance outcomes and/or share price movements make it difficult to predict the final amounts delivered under the LTIP at the time of award. Each year, the REMCO reviews the LTIP vesting values and single figure outcomes for the Executive Directors to ensure that they are appropriate. The REMCO will review the formulaic single figure outcomes relative to the quality of performance outcomes and adjust these, taking into account Shell's performance, shareholder experience, the operation of the remuneration structures and any other relevant factors to ensure that the highest variable pay outcomes are only achieved in years with the highest quality performance. In years where the vesting outcome makes the total remuneration inappropriate for any Executive Director, the REMCO will consider an adjustment to the annual bonus outcome and/or the LTIP vesting outcome for the purposes of managing remuneration quantum. In making any adjustment to the annual bonus and/or LTIP vesting outcome for this purpose, REMCO will consider the overall level of remuneration for the Executive Director, the operation of the annual bonus, the operation of the LTIP, the wider performance of Shell over the performance periods, as well as the internal context for other employees. An explanation of any discretionary adjustment would be set out in the relevant year's Directors' Remuneration Report.
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

197	Shell	Form 20-F 2023

Governance
Directors' Remuneration Policy continued
Differences in Remuneration Policy for Executive Directors from that for other employees
The remuneration policies, structure, and approach to setting remuneration levels are consistent across organisational levels at Shell, with consideration given to location, seniority and responsibilities. A higher proportion of total remuneration is tied to variable pay for Executive Directors and members of Senior Management, to reflect these individuals' positions of influence and accountability.

Detailed discussion of how executive remuneration aligns with wider Company pay policy may be found in the "Workforce engagement on remuneration matters" section of the Annual Report on Remuneration on page 190.

Illustration of potential remuneration outcomes
The charts on this page illustrate the potential future value and composition of the Executive Directors' total remuneration opportunities under four performance scenarios ("Minimum", "On-target", "Maximum" and "Maximum +50% share price appreciation between award and vest"). The remuneration opportunities are based on those set out in the Policy table, applied to 2023 base salaries. The majority of the Executive Directors' remuneration is delivered through variable pay elements, which are conditional on the achievement of stretching performance targets.
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
When determining remuneration packages for new Executive Directors, the REMCO will seek a balanced outcome which allows Shell to:
￮Attract and motivate candidates of the right quality;
￮Take into account the individual's current remuneration package and other contractual entitlements;
￮Seek a competitive pay position relative to our comparator group, without overpaying;
￮Encourage relocation if required; and
￮Honour entitlements (for example, variable remuneration) of internal candidates before their promotion to the Board, with the exception of any previous pension arrangements.
The REMCO will follow the approach set out below when determining the remuneration package for a new Executive Director.

Component	Approach	Maximum
Ongoing remuneration	The salary, benefits, annual bonus, long-term incentives and pension benefits will be positioned and delivered within the framework of the Policy.	As stated in the Executive Directors' Remuneration Policy table, and notes to the table.
Compensation for the forfeiture of any awards under variable remuneration arrangements	To facilitate external recruitment, one-off compensation in consideration for forfeited awards under variable remuneration arrangements entered into with a previous employer may be required. The REMCO will use its judgement to determine the appropriate level of compensation by matching the value of any lost awards under variable remuneration arrangements with the candidate's previous employer. This compensation may take the form of a one-off cash payment or an additional award under the LTIP. The compensation can alternatively be based on a newly created long-term incentive plan arrangement where the only participant is the new Director. The intention is that any such compensation would, as far as possible, align to the duration and structure of the award being forfeited. Where appropriate, performance conditions, holding periods, and malus and clawback provisions will apply.	An amount equal to the value of the forfeited variable remuneration awards, as assessed by the REMCO. Consideration will be given to appropriate performance conditions, performance periods and clawback arrangements.

198	Shell	Form 20-F 2023

Governance
Directors' Remuneration Policy continued

Component	Approach	Maximum
Replacement of forfeited entitlements other than any awards under variable remuneration arrangements
There may also be a need to compensate a new Executive Director in respect of forfeited entitlements other than any awards under variable remuneration arrangements. This could include, for example, contractual entitlements or other benefits. On recruitment, these entitlements may be replicated within the Executive Director's remuneration package or valued by the REMCO and compensated in cash.
In cases of internal promotion to the Board, any commitments made which cannot be effectively replaced within the Executive Director's remuneration package may, at the REMCO's discretion, continue to be honoured.
An amount equal to the value of the forfeited entitlements, as assessed by the REMCO.
Exceptional recruitment incentive	Apart from the ongoing annual remuneration package and any compensation in respect of the replacement of forfeited entitlements, there may be circumstances in which the REMCO needs to offer a one-off recruitment incentive in the form of cash or shares to ensure the right external candidate is attracted (e.g. to the industry). The REMCO recognises the importance of internal succession planning but it must also have the ability to compete for talent with other global companies. The necessity and level of this incentive will depend on the individual's circumstances. The intention will be that this is only used in genuinely exceptional circumstances.	A one-off amount up to the limits set out in the Executive Directors' Remuneration Policy table, in addition to the ongoing package.
Relocation	In the event that an internal or external candidate were required to relocate internationally to take up the Executive Director position, the REMCO may offer appropriate relocation provisions in respect of items including, but not limited to, relocation, assistance with visa/immigration issues, housing, and education assistance. If provided, these will be for a specified period of time, expected to be no more than two years.	The level of such benefits would be set at an appropriate level by the REMCO, taking into account the circumstances, provisions applicable to the wider internationally mobile workforce, and typical market practice.

Executive Directors' service contracts and end of employment arrangements (including change of control provisions)

Provision	Policy
Service contracts	Executive Directors are employed for an indefinite period. Executive Directors based in the UK will be employed on service contracts governed by the laws of England and Wales.
Notice period	The Executive Director or the Company may terminate employment by giving 12 months' written notice. The Company may require the Executive Director to be on garden leave during all or any of the notice period (whether notice is given by the Company or the Executive Director).
Payment in lieu of notice (PILON)
The Company may terminate an Executive Director's service contract at any time with immediate effect and pay a sum in lieu of the unexpired portion of any notice period to the value of no more than 12 months' fixed pay (salary and regular allowances) and other benefits (unless statutory requirements to pay additional sums apply).
The Company has the contractual right to make any PILON in monthly instalments in its discretion. Once the right to make a PILON is exercised, its delivery in instalments is mitigated by a contractual obligation on the Executive Director to seek alternative employment.

Compensation for loss of office
Executive Directors will not usually receive additional payments for loss of office, other than, as appropriate, payments in lieu of notice as described above or payments in respect of damages if the Company terminates an Executive Director's employment in breach of contract (taking into account, as appropriate, the Executive Director's responsibility to mitigate any losses).
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
￮In the event of death, disability, injury or ill health, retirement, redundancy, completion of a fixed-term contract, and other circumstances at the REMCO's discretion, any annual bonus in the year of departure is pro-rated based on service. Depending on the timing of the departure, the REMCO may consider the latest scorecard position or defer payment until the full-year scorecard result is known.
￮In the event of a change of control, the REMCO will assess the most appropriate treatment for the outstanding bonus period according to the circumstances.
￮Bonuses delivered in shares represent the bonus which a participant has already earned, and carry no further performance conditions. Therefore, these shares will normally be unrestricted at the conclusion of the normal holding period otherwise, and no pro-ration will apply.
￮In other circumstances (including resignation), no award will be made unless statutory requirements apply.
￮The REMCO retains discretion to waive any part of a bonus holding period in exceptional circumstances (primarily death).

199	Shell	Form 20-F 2023

Governance
Directors' Remuneration Policy continued

Provision	Policy
LTIP awards
Share awards will be treated in accordance with the relevant plan rules. The following provisions will normally apply:
￮In the event of disability, injury or ill health, retirement, redundancy, completion of a fixed-term contract, and other circumstances at the REMCO's discretion: outstanding awards are reduced pro-rata (on a monthly basis) for time elapsed during the performance period. They will generally survive the end of employment and remain subject to the same vesting performance conditions, holding period and malus and clawback provisions, as if the Executive Director had remained in employment. The extent to which awards vest will be determined by the REMCO, taking into account the extent to which the performance conditions have been satisfied.
￮In the event of death: the award will vest in full on the date of death or, if there is a target level set out in the performance condition, then at that target level, unless the REMCO determines otherwise.
￮Change of control: awards will be exchanged for equivalent new awards issued by the acquirer, if agreed to by the acquirer and the Board. If there is no agreement to exchange awards, awards will (i) vest immediately in full if there is no performance condition, or (ii) vest immediately to the extent that any performance condition has been satisfied to the date of vesting. Such awards will be reduced pro-rata for time elapsed during the performance period unless agreed otherwise.
￮Other circumstances (including resignation): awards will lapse on cessation of employment unless statutory requirements apply.
￮The REMCO retains discretion to waive any part of a holding period in exceptional circumstances (primarily death).

Other
The provision of end-of-employment benefits such as a contribution to the Executive Director's legal fees for the review of any settlement agreement, repatriation costs, and outplacement support may also be included, as deemed reasonable by the REMCO. The Executive Director may also remain eligible for other benefits, such as security provision or tax return preparation, in line with policies for the wider workforce. The Company may pay the Executive Director's tax on such benefits.
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

Executive Directors' employment arrangements are available for inspection at the AGM or on request. For further details on appointment and re-appointment of Directors, see the "Governance Framework" on page 149 and "Other regulatory and statutory information" on page 205.

Non-executive Directors' Remuneration Policy table

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

The Chair of the Board fee is determined by the REMCO. The Board determines the fees payable to NEDs. The maximum aggregate annual fees will be within the limit specified by the Articles of Association and in accordance with the NEDs' responsibilities and time commitments.
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
NEDs do not accrue any retirement benefits as a result of their Non-executive Directorships with Shell.
NEDs are encouraged to hold Shell shares with a value equivalent to 100% of their annual base fee and maintain that holding during their tenure.

200	Shell	Form 20-F 2023

Governance
Directors' Remuneration Policy continued
Non-executive Directors' letters of appointment
NEDs, including the Chair of the Board, have letters of appointment. NEDs' letters of appointment are available for inspection at the AGM or on request. The table below shows the effective dates for the NEDs' appointments:

Non-executive Director	Effective date of appointment
Sir Andrew Mackenzie	October 1, 2020
Dick Boer	May 20, 2020
Neil Carson	May 21, 2019
Ann Godbehere	May 23, 2018
Jane Holl Lute	May 19, 2021
Catherine J. Hughes	June 1, 2017
Sir Charles Roxburgh	March 13, 2023
Bram Schot	October 1, 2020
Leena Srivastava	March 13, 2023
Cyrus Taraporevala	March 2, 2023

For further details on appointment and re-appointment of NEDs, see "Governance framework" on page 149 and "Other regulatory and statutory information" on page 205.

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
When determining Executive Directors' remuneration structure and outcomes, the REMCO reviews a set of information, including relevant reference points and trends, which includes internal data on employee remuneration (for example, employee relations matters in respect of remuneration, and average salary increases applying in the Netherlands, UK and the USA). During the Policy review, pay and employment conditions of the wider Shell employee population were taken into account by adhering to the same performance, rewards and benefits philosophy for the Executive Directors, as well as overall benchmarking principles. Furthermore, any potential differences from other employees (see "Differences in Remuneration Policy for Executive Directors from that for other employees") were taken into account when providing the REMCO with advice in the formation of the Policy.
The REMCO is kept informed by the CEO, the Chief Human Resources & Corporate Officer, and the Executive Vice President Performance and Reward on the bonus scorecard and any relevant remuneration matters extending below the Board and Executive Committee.

See the "Workforce engagement on remuneration matters" section in the Annual Report on Remuneration, on page 190, for more information on how Shell considers and engages with the broader workforce on remuneration matters.

Consideration of shareholder views
The REMCO engages with major shareholders regularly throughout the year. Such engagement allows the REMCO to hear shareholders' views on Shell's approach to executive remuneration, and test proposals when developing or evolving the Policy. In recent years, the REMCO has responded to shareholder views, including the approach to energy transition metrics in the LTIP, the quantum of executive pay and the broader use of discretion to manage remuneration outcomes. In developing the proposed Policy, the REMCO again consulted with shareholders and received a diverse range of views that have helped to determine which proposals to refine and which to discard. For example, as a result of shareholder feedback in the fourth quarter of 2022, the REMCO determined not to proceed with seeking support for recruitment provision that would permit an extended notice period on hiring. Shareholders have been helpful in emphasising the need for balanced metrics in the LTIP to help avoid unintended consequences as Shell progresses through the energy transition. In 2022, the continued interest in the energy transition LTIP measure directly influenced increased transparency in Shell's reporting on the progress of its energy transition journey.
It was clear to the REMCO that whilst there were inevitably contrasting views around the different aspects of the Policy, shareholders are supportive of Shell's overall approach to remuneration and the REMCO's careful deliberations in decision-making. The REMCO will continue to review the Policy regularly to ensure it continues to reinforce Shell's long-term strategy and closely aligns with shareholders' interests.
Additional Policy statement
The REMCO reserves the right to make payments outside of the Policy in limited, exceptional circumstances, such as for regulatory, tax or administrative purposes, or to take account of a change in legislation or exchange controls, and only where the REMCO considers such payments are necessary to give effect to the intent of the Policy.
Signed on behalf of the Board

/s/ Caroline J. M. Omloo
Caroline J.M. Omloo
Company Secretary
March 13, 2024

201	Shell	Form 20-F 2023

Governance
Other Regulatory and Statutory Information
Management's evaluation of disclosure controls and procedures of Shell
Shell's management, including the CEO and CFO, have evaluated the effectiveness of Shell's disclosure controls and procedures at December 31, 2023. Based on that evaluation, they concluded that Shell's disclosure controls and procedures are effective.
Management's report on internal control over financial reporting of Shell
Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over Shell's financial reporting and the preparation of the "Consolidated Financial Statements".
Management conducted an evaluation of the effectiveness of Shell's internal control over financial reporting and the preparation of the "Consolidated Financial Statements" based on the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). On the basis of this evaluation, management concluded that, at December 31, 2023, the Company's internal control over financial reporting and the preparation of the "Consolidated Financial Statements" was effective.
Changes in internal control over financial reporting
There has not been any change in the internal control over financial reporting of Shell that occurred during the period covered by this Report that has materially affected, or is reasonably likely to materially affect, the internal control over financial reporting of Shell.
Material financial information of the Royal Dutch Shell Dividend Access Trust is included in the "Consolidated Financial Statements" and is therefore subject to the same controls and procedures.
Financial Statements, Dividends and Dividend Policy

The "Consolidated Statement of Income" and "Consolidated Balance Sheet" can be found on pages 217 and 218 respectively.

Subject to Board approval, Shell aims to grow the dividend per share by around 4% every year. As announced as part of Capital Markets Day, in total, Shell targets the distribution of 30-40% of cash flow from operations through the cycle to shareholders. The Board may choose to return cash to shareholders through a combination of dividends and share buybacks.
When setting the level of shareholder distributions, the Board looks at a range of factors, including the macro environment, the earnings and cash flow of the Group, the current balance sheet, future investment, acquisition and divestment plans, and existing commitments.
Interim dividends are currently declared by the Board and paid on a quarterly basis. Shell does not currently pay a "final" dividend, which would need to be voted on by shareholders, requiring the introduction of a resolution at the AGM. This would delay the payment of the fourth quarter dividend (currently paid in late March) until after the AGM. This approach to dividend payments is not uncommon for companies distributing returns to shareholders on a quarterly basis.
Shell pays its dividend in USD, EUR or GBP fully electronically either in CREST or via interbank transfers.
The Directors have announced a fourth quarter interim dividend payable on March 25, 2024, to shareholders on the Register of Members at the close of business on February 16, 2024. The closing date for dividend currency elections was March 1, 2024 [A] and the euro and sterling equivalents announcement date was March 11, 2024.
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
Repurchases of shares
As announced as part of Capital Markets Day, Shell targets the distribution of 30-40% of our cash flow from operations through the cycle to shareholders. The Board may choose to return cash to shareholders through a combination of dividends and share buybacks. For all share buyback programmes mentioned below, Shell entered into irrevocable, non-discretionary arrangements with a broker in order to reduce the issued share capital of the Company.
On October 27, 2022, under shareholder authorities granted at the 2022 AGM, Shell announced the commencement of a $4 billion share buyback programme which was completed on January 27, 2023. On February 2, 2023, Shell announced the commencement of a share buyback programme of a further $4 billion which was completed on April 28, 2023; and on May 4, 2023, Shell announced the commencement of a share buyback programme of a further $4 billion which was completed on July 21, 2023.
At the May 23, 2023, AGM, shareholders granted the Company the authority to repurchase (i) up to 692 million ordinary shares "on-market" (excluding any treasury shares), less any "off-market" purchases made under the authority in (ii); and (ii) up to 692 million ordinary shares off-market (excluding any treasury shares), less any on-market purchases made under the authority in (i). The authorities for both on-market and off-market purchases will expire at the earlier of the close of business on August 22, 2024, and the end of the AGM of the Company to be held in 2024. On July 27, 2023, Shell announced the commencement of a $3 billion share buyback programme which was completed on October 27, 2023; on November 2, 2023, Shell announced the commencement of a $3.5 billion share buyback programme which was completed on January 26, 2024; and on February 1, 2024, Shell announced the commencement of a share buyback programme of a further $3.5 billion which is expected to be completed by April 26, 2024. This means that, as at close of February 19, 2024, 465 million further shares could still be repurchased under the current AGM authorities.
More information, including the number and nominal value of the shares repurchased in 2023, can be found in Note 26 to the "Consolidated Financial Statements".
The Board continues to regard the ability to repurchase issued shares in suitable circumstances as an important part of Shell's financial management. New resolutions will be proposed at the 2024 AGM to renew the authority for the Company to purchase its own share capital, up to specified limits, for a further year. These proposals will be described in more detail in the 2024 Notice of Annual General Meeting.
Qualifying third-party indemnities
The Company has entered into a Deed of Indemnity (Deed) with each Director of the Company who served during the year. The terms of each of these Deeds are identical and they reflect the statutory provisions on indemnities contained in the Companies Act 2006 (CA 2006). Under the terms of each Deed, the Company has agreed to indemnify the Director, to the fullest extent permitted by the CA 2006, against any loss, liability or damage, howsoever caused (including in respect of a Director's own negligence), suffered or incurred by a Director in respect of their acts or omissions while or in the course of acting as a Director or employee of the Company, any associated company or affiliate (within the meaning of the CA 2006). In addition, the Company shall lend funds to Directors as required to meet reasonable costs and expenses incurred or to be

202	Shell	Form 20-F 2023

Governance
Other Regulatory and Statutory Information continued
incurred by them in defending any criminal or civil proceedings brought against them in their capacity as a Director or employee of the Company, associated company or affiliate, or, in connection with certain applications brought under the CA 2006. The provisions in the Company's Articles of Association (Articles) relating to arbitration and exclusive jurisdiction are incorporated, mutatis mutandis, into the Deeds entered into by each Director and the Company.
The Company has provided both indemnities and Directors' and Officers' insurance to the Directors in connection with the performance of their responsibilities. Copies of these indemnities and the Directors' and Officers' insurance policies are open to inspection. A copy of the form of these indemnities are filed with the US Securities and Exchange Commission.
Related party transactions
In addition to the disclosures given in Notes 13 and 33 to the "Consolidated Financial Statements" on pages 258 and 289, the following related party transactions took place in 2023.
Indemnification Agreements
As noted in the Qualifying Third-Party Indemnities, the Company provides both indemnities and Directors' and Officers' insurance to the Directors in connection with the performance of their responsibilities. The Company has entered into a Deed of Indemnity with each Director of the Company who served during the year. A form of Director Indemnity Agreement is filed with the US Securities and Exchange Commission. See "Other Regulatory and Statutory Information – Qualifying Third-Party Indemnities" for more information.
Agreements with Non-Executive Directors and Executive Officers
Non-executive Directors, including the Chair, receive a letter of appointment upon joining the Company's Board. A form of Letter of appointment for Non-executive Directors and amendment thereto is filed with the US Securities and Exchange Commission.

Further details of Non-executive Directors' terms of appointment can be found in the "Other Regulatory and Statutory Information - Articles of Association" on page 205 and the "Governance framework" on page 149.

Non-executive Director compensation information is provided in the "Annual Report on Remuneration – Non-executive Directors' fees" on page 193.

Executive Directors are employed pursuant to a contract of employment. A form of contract of employment for Executive Directors is filed with the US Securities and Exchange Commission.

Details of Executive Directors' employment arrangements can be found in the Directors' Remuneration Policy on page 194-201.

Related Party Transactions Procedures
The Audit and Risk Committee's Terms of Reference, which was updated in early 2022, provides that in advance of entering into any related party transactions, as defined under Item 7.B. of Form 20-F, the Audit and Risk Committee shall review, if no other independent committee has reviewed, all such proposed related party transactions for potential conflicts of interest and consistency with the interests of the Company and its shareholders.
Political contributions
No payments were made by Shell companies to political parties, organisations or their representatives during the year. Shell USA, Inc. administers the non-partisan Shell USA, Inc. Employees' Political Awareness Committee (SEPAC), a political action committee registered with the US Federal Election Commission. Eligible employees may make voluntary personal contributions to the SEPAC. All employees' contributions comply with federal and state law and are publicly reported in accordance with US election laws. Shell USA, Inc. does not exercise control over SEPAC's funding decisions.
Recent developments and post-balance sheet events
See Note 35 to the "Consolidated Financial Statements" on page 290.
Share capital
The Company's issued share capital at December 31, 2023, is set out in Note 26 to the "Consolidated Financial Statements" on page 282. The percentage of the total issued share capital is given below.

Share capital percentage as at December 31, 2023

Share class	%
Ordinary	100
Transfer of securities
There are no restrictions on transfer or limitations on the holding of the ordinary shares other than under the Articles, restrictions imposed by law or regulation (for example, insider trading laws) or pursuant to the Company's Share Dealing Code.
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
Auditor
A resolution relating to the appointment of Ernst & Young LLP as auditor for the financial year 2024 will be proposed at the 2024 AGM.
Annual General Meeting
The AGM will be held on May 21, 2024, at the InterContinental London - The O2, 1 Waterview Drive, Greenwich Peninsula, London SE10 0TW, United Kingdom. The Notice of Annual General Meeting will include details of the business to be put to shareholders at the AGM.
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

203	Shell	Form 20-F 2023

Governance
Other Regulatory and Statutory Information continued
Shell General Business Principles
The Shell General Business Principles define how Shell subsidiaries are expected to conduct their affairs and are underpinned by the Shell core values of honesty, integrity and respect for people. These principles include, among other things, Shell's commitment to support fundamental human rights in line with the legitimate role of business and to contribute to sustainable development. They are designed to mitigate the risk of damage to our business reputation and to prevent violations of local and international legislation. They can be found at shell.com/sgbp.

See "Risk factors" on pages 17-26.

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

See "Risk factors" on pages 17-26.

The Shell Code of Conduct can be found at shell.com/codeofconduct.

Code of Ethics
Executive Directors and Senior Financial Officers of Shell must also comply with the Code of Ethics. This Code is specifically intended to meet the requirements of Section 406 of the Sarbanes-Oxley Act. It can be found at shell.com/codeofethics.
Malus and Clawback Policy
In line with SEC and NYSE requirements, the REMCO adopted a Malus and clawback policy for Executive Directors and other Executive Committee members in 2023. A copy of this policy is filed as an exhibit with our Form 20-F.
Independent professional advice
All Directors may seek independent professional advice in connection with their role as a Director. All Directors have access to the advice and services of the Company Secretary. The Company has provided both indemnities and Directors' and Officers' insurance to the Directors in connection with the performance of their responsibilities. Copies of these indemnities and the Directors' and Officers' insurance policies are open to inspection. A copy of the form of these indemnities has been previously filed with the US Securities and Exchange Commission.
Directors' shareholding qualification
While the Articles do not require Directors to hold shares in the Company, the REMCO believes that Executive Directors should align their interests with those of shareholders by holding shares in the Company. The CEO is expected to build up a shareholding of seven times base salary over five years from appointment and the CFO is expected to build up a shareholding of five times base salary over the same period. In the event that another Executive Director joins the Board, the REMCO will determine their shareholding requirement, which will not be less than 200% of their base salary.
Executive Directors will be required to maintain their requirement (or existing shareholding if less than the guideline) for a period of two years post employment. Non-executive Directors are encouraged to hold shares with a value equivalent to 100% of their base fee and to maintain that holding during their tenure.

Information on the Directors with shares in the Company can be found in the "Directors' Remuneration Report" on pages 174-176.

Non-executive Director independence
The Board follows the provisions of the Code in determining Non-executive Director independence, which states that at least half of the Board, excluding the Chair, should comprise Non-executive Directors determined by the Board to be independent. In the case of the Company, the Board has determined that all the Non-executive Directors at the end of 2023 are independent.
Nominating/Corporate Governance Committee and Compensation Committee
The NYSE listing standards require that a listed company maintain a nominating/corporate governance committee and a compensation committee, both composed entirely of independent directors and with certain specific responsibilities. The Company's Nomination and Succession Committee and Remuneration Committee both comply with these requirements, except that the terms of reference of the Nomination and Succession Committee require only a majority of the committee members to be independent.
Audit and Risk Committee
As required by NYSE listing standards, the Company maintains an Audit and Risk Committee for the purpose of assisting the Board's oversight of its financial statements, its internal audit function and its independent auditors. The Company's Audit and Risk Committee is in full compliance with US Exchange Act Rule 10A-3 and Section 303A.06 of the NYSE Listed Company Manual.
The Company's Audit and Risk Committee is not directly responsible for the appointment of independent auditors. However, the Company's Audit and Risk Committee makes recommendations to the Board on the appointment or reappointment of the external auditor to put to shareholders for approval in the Annual General Meetings. UK legislation provides that it is for shareholders to agree the appointment, reappointment and removal of the Company's independent auditors.
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
Change of control
There are no provisions in the Articles that would delay, defer or prevent a change of control.

204	Shell	Form 20-F 2023

Governance
Other Regulatory and Statutory Information continued
NYSE Governance Standards
In accordance with the NYSE rules for foreign private issuers, the Company follows home-country practice in relation to corporate governance. However, foreign private issuers are required to have an audit committee that satisfies the requirements of the US Exchange Act Rule 10A-3. The Company's Audit and Risk Committee satisfies such requirements. The NYSE also requires a foreign private issuer to provide certain written affirmations and notices to the NYSE, as well as a summary of the significant ways in which its corporate governance practices differ from those followed by domestic US companies under NYSE listing standards (see Section 303A.11 of the NYSE Listed Company Manual). The Company's summary of its corporate governance differences is given below and can be found at
shell.com/investor.
Appointment and retirement of Directors
The Company's Articles, the Corporate Governance Code and the Companies Act 2006 govern the appointment and retirement of Directors. Board membership and biographical details of the Directors are provided on pages 139-145. However, Directors follow the direction laid out in the Code and stand for re-election annually.
On March 2, 2023, Cyrus Taraporevala joined the Board as a
Non-executive Director.
On March 13, 2023, Sir Charles Roxburgh and Leena Srivastava joined the Board as Non-executive Directors.
On May 23, 2023, at the conclusion of the AGM, both Euleen Goh and Martina Hund-Mejean stepped down from the Board as Non-executive Directors. They served on the Board for almost nine years and three years respectively.
Articles of association
The Company's Articles were amended and adopted on May 23, 2023. The Articles may only be amended by a special resolution of the shareholders in a general meeting. A full version of the Company's Articles can be found at shell.com/investors.
The following summarises certain provisions of the Articles [A] and of the applicable corporate legislation, including the Act (the legislation). This summary is qualified in its entirety by reference to the Articles and the Act. The information provided under this section is applicable to the Articles, which were in effect during the 2023 financial year to which this Report relates.
[A]A copy of the Articles has been previously filed with the SEC and is incorporated by reference as an exhibit to this Report. It can also be found at shell.com/investors.
Number of Directors
The Articles provide that the Company must have a minimum of three and can have a maximum of 20 Directors (disregarding alternate directors), but these restrictions can be changed by the Board.
Appointment of Directors
The Company can, by passing an ordinary resolution, appoint any willing person to be a Director, either as an extra director or to fill a vacancy where a director has stopped being a director for some reason. The Board can appoint any willing person to be a Director, either as an extra director or as a replacement for another director. Any Director appointed in this way must retire from office at the first AGM after his appointment. A Director who retires in this way is then eligible for reappointment. At the general meeting at which a Director retires, shareholders can pass an ordinary resolution to reappoint the Director or to appoint some other eligible person in their place.
The only people who can be appointed as Directors at a general meeting are the following: (i) Directors retiring at the meeting; (ii) anyone recommended by a resolution of the Board; and (iii) anyone nominated by a shareholder (not being a person to be nominated), where the shareholder is entitled to vote at the meeting and delivers to the Company's registered office, not less than six but not more than 21 days before the day of the meeting, a letter stating that he intends to nominate another person for appointment as a Director and written confirmation from that person that he is willing to be appointed.
Retirement of Directors
At every AGM, the following Directors, at the date of the notice convening the AGM, shall retire from office: (i) any Director who has been appointed by the Board since the last AGM; (ii) any Director who held office at the time of the two preceding AGMs and who did not retire at either of them; and (iii) any Director who has been in office, other than as a Director holding an executive position, for a continuous period of nine years or more at the date of the meeting.
Notwithstanding the Articles, the Company complies with the Code which contains, among other matters, provisions regarding the composition of the Board and re-election of the Directors. As a result, the Company's current policy is that Directors are subject to annual re-election by shareholders. Any Director who retires at an AGM may offer themselves for reappointment by the shareholders.
Removal of Directors
In addition to any power to remove Directors conferred by the legislation, the Company can pass a special resolution to remove a Director from office, even though his time in office has not ended, and can (subject to the Articles) appoint a person to replace a Director who has been removed in this way by passing an ordinary resolution.
Vacation of office by Directors
Any Director automatically stops being a Director if: (i) he gives the Company a written notice of resignation and that resignation becomes effective; (ii) he gives the Company a written notice in which he offers to resign and the Board decides to accept this offer and that resignation becomes effective; (iii) all of the other Directors (who must comprise at least three people) pass a resolution or sign a written notice requiring the Director to resign; (iv) he is or has been suffering from mental or physical ill-health and the Board passes a resolution removing the Director from office; (v) he has missed Directors' meetings (whether or not an alternate director appointed by him attends those meetings) for a continuous period of six months without permission from the Board and the Board passes a resolution removing the Director from office; (vi) a bankruptcy order is made against him or he makes any arrangement or composition with his creditors generally; (vii) he is prohibited from being a Director under the legislation; or (viii) he ceases to be a Director under the legislation or he is removed from office under the Articles. If a Director stops being a Director for any reason, he will also automatically cease to be a member of any committee or sub-committee of the Board.
Alternate directors
Any Director can appoint any person (including another Director) to act in his place as an alternate director. That appointment requires the approval of the Board, unless previously approved by the Board or unless the appointee is another Director.

205	Shell	Form 20-F 2023

Governance
Other Regulatory and Statutory Information continued
Proceedings of the Board
The Board will decide in each case when and where to have meetings and how they will be conducted. The Board can also adjourn its meetings. A Board meeting can be called by any Director. The secretary must call a directors' meeting if asked to by a director. If no other quorum is fixed by the Board, two Directors are a quorum. A Directors' meeting at which a quorum is present can exercise all the powers and discretions of the Board.
All or any of the Directors can take part in a meeting of the Directors by way of a conference telephone or any communication equipment which allows everybody to take part in the meeting by being able to hear each of the other people at the meeting and by being able to speak to all of them at the same time. A person taking part in this way will be treated as being present at the meeting and will be entitled to vote and be counted in the quorum. Any such meeting will be deemed to take place where the largest group of Directors participating is assembled or, if there is no such group, where the Chair of the meeting then is.
The Board can appoint any Director as Chair or as Deputy Chair and can remove him from that office at any time. Matters to be decided at a Directors' meeting will be decided by a majority vote. If votes are equal, the Chair of the meeting has a second, casting vote.
The Board will manage the Company's business. It can use all the Company's powers, except where the Articles or the legislation say that powers can only be used by shareholders voting to do so at a general meeting. The Board is, however, subject to the provisions of the legislation, the requirements of the Articles, and any regulations laid down by the shareholders by passing a special resolution at a general meeting.
The Board can exercise the Company's powers: (i) to borrow money; (ii) to guarantee; (iii) to indemnify; (iv) to mortgage or charge all or any of the Company's undertaking, property and assets (present and future) and uncalled capital; (v) to issue debentures and other securities; and (vi) to give security, either outright or as collateral security, for any debt, liability or obligation of the Company or of any third party. The Board must limit the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings so as to ensure that no money is borrowed if the total amount of the group's borrowings (as defined in the Articles) then exceeds, or would as a result of such borrowing exceed, two times the Company's adjusted capital and reserves (as defined in the Articles). This limit can be exceeded if the consent of the shareholders has been given in advance by passing an ordinary resolution.
The Board can delegate any of its powers or discretions to committees of one or more persons. Any committee must comply with any regulations laid down by the Board. These regulations can require or allow people who are not Directors to be members of the committee, and can give voting rights to such people, but there must be more Directors on a committee than persons who are not Directors and a resolution of the committee is only effective if a majority of the members of the committee present at the time of the resolution were Directors.
Fees
The total fees paid to all the Directors (excluding any payments made under any other provision of the Articles) must not exceed £3,444,000 a year, or any higher sum decided on by an ordinary resolution at a general meeting. It is for the Board to decide how much to pay each Director by way of fees. The Board, or any committee authorised by the Board, can award extra fees to any Director who serves on any committee or who devotes special attention to the business of the company or who otherwise, in its view, performs any special or extra services for the Company. The extra fees can take the form of salary, commission, profit-sharing or other benefits (and can be paid partly in one way and partly in another).
The Company can pay the reasonable travel, hotel and incidental expenses of each Director incurred in attending and returning from general meetings, meetings of the Board or committees of the Board or any other meetings which, as a Director, he is entitled to attend. The Company will pay all other expenses properly and reasonably incurred by each Director in connection with the Company's business or in the performance of his duties as a Director. The Company can also fund a Director's or former Director's expenditure and that of a Director or former Director of any holding company of the Company for the purposes permitted by the legislation and can do anything to enable a Director or former Director of the Company or any holding company of the Company to avoid incurring such expenditure all as provided in the legislation.
Pensions and gratuities
The Board or any committee authorised by the Board can decide whether to provide pensions, annual payments or other benefits to any Director or former Director of the company, or any relation or dependant of, or person connected to, such a person. The Board can also decide to contribute to a scheme or fund or to pay premiums to a third party for these purposes. The Company can only provide pensions and other benefits to people who are or were Directors but who have not been employed by, or held an office or executive position in, the Company or any of its subsidiary undertakings or former subsidiary undertakings or any predecessor in business of the Company or any such other company or to relations or dependants of, or persons connected to, these Directors or former Directors if the shareholders approve this by passing an ordinary resolution.
Directors' interests
Conflicts of interest requiring authorisation by Directors
The Board may, subject to the relevant quorum and voting requirements set out in the relevant Article, authorise any matter which would otherwise involve a Director breaching his duty under the legislation to avoid conflicts of interest. A Director seeking authorisation in respect of such a conflict of interest must tell the Board the nature and extent of his interest in the conflict of interest as soon as possible.
The Director must give the Board sufficient details of the relevant matter to enable it to decide how to address the conflict of interest, together with any additional information which it may request. Any Director (including the relevant Director) may propose that the relevant Director be authorised in relation to any matter which is the subject of such a conflict of interest. Such proposal and any authority given by the Board shall be effected in the same way as any other matter may be proposed to and resolved upon by the Board under the provisions of the Articles, except that: (i) the relevant Director and any other Director with a similar interest will not count in the quorum and will not vote on a resolution giving such authority; and (ii) the relevant Director and any other Director with a similar interest may, if the other members of the Board so decide, be excluded from any meeting of the Board while the conflict of interest is under consideration.
Where the Board gives authority in relation to a conflict of interest or where any of the situations described in (i) to (v) of "Other conflicts of interest" below applies in relation to a Director: (i) the Board may (whether at the relevant time or subsequently) (a) require that the relevant Director is excluded from the receipt of information, the participation in discussion and/or the making of decisions (whether at Directors' meetings or otherwise) related to the conflict or the relevant situation and (b) impose upon the relevant Director such other terms for the purpose of dealing with the conflict or relevant situation as they think fit; (ii) the relevant Director will be obliged to conduct himself in

206	Shell	Form 20-F 2023

Governance
Other Regulatory and Statutory Information continued
accordance with any terms imposed by the Board in relation to the conflict or relevant situation; (iii) the Board may also provide that, where the relevant Director obtains (other than through his position as a Director of the Company) information that is confidential to a third party, the Director will not be obliged to disclose that information to the Company, or to use or apply the information in relation to the Company's affairs, where to do so would amount to a breach of that confidence; (iv) the terms of the authority shall be recorded in writing (but the authority shall be effective whether or not the terms are so recorded); and (v) the Board may revoke or vary such authority at any time but this will not affect anything done by the relevant Director prior to such revocation in accordance with the terms of such authority.
Other conflicts of interest
If a Director knows that he or she is in any way directly or indirectly interested in a proposed contract with the Company or a contract that has been entered into by the Company, he must tell the other Directors of the nature and extent of that interest in accordance with the legislation. If the Director has so disclosed the nature and extent of his interest, a Director can do one or more of the following: (i) have any kind of interest in a contract with or involving the Company or another company in which the Company has an interest; (ii) hold any other office or place of profit with the Company (except that of auditor) in conjunction with his office of Director for such period and upon such terms, including as to remuneration, as the Board may decide; (iii) alone, or through a firm with which he is associated, do paid professional work for the Company or another company in which the Company has an interest (other than as auditor); (iv) be or become a Director or other officer of, or employed by a party to a transaction or arrangement with, or otherwise be interested in, any holding company or subsidiary company of the Company or any other company in which the Company has an interest; and (v) be or become a Director of any other company in which the Company does not have an interest and which cannot reasonably be regarded as giving rise to a conflict of interest at the time of his appointment as a Director of that other company.
Benefits
A Director does not have to hand over to the Company or the shareholders any benefit he receives or profit he makes as a result of any matter which would otherwise involve a direct breach of his or her duty under the legislation to avoid conflicts of interest but which has been authorised or anything allowed under (i) to (v) of "Other conflicts of interest" above, nor is any type of contract so authorised or so allowed liable to be avoided.
Quorum and voting requirements
Subject to certain exceptions, a Director cannot vote or be counted in the quorum on a resolution of the Board relating to appointing that Director to a position with the Company or a company in which the Company has an interest or the terms or the termination of the appointment, and a Director cannot vote or be counted in the quorum on a resolution of the Board about a contract in which he has an interest and, if he does vote, his vote will not be counted.
The Company can, by ordinary resolution, suspend or relax the provisions of the relevant article in the Articles to any extent or ratify any contract which has not been properly authorised in accordance with that relevant article.
Directors' indemnities
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
Under the legislation, dividends are payable only out of profits available for distribution, as determined in accordance with the Act and under IFRS. Subject to the Act, if the Directors consider that the Company's financial position justifies the payment of a dividend, the Company can pay a fixed or other dividend on any class of shares on the dates prescribed for the payments of those dividends and pay interim dividends on shares of any class of any amounts and on any dates and for any periods which it decides. Shareholders can declare dividends in accordance with the rights of shareholders by passing an ordinary resolution, although such dividends cannot exceed the amount recommended by the Board.
Dividends are payable to persons registered as the holder(s) of shares, or to anyone entitled in any other way, at a particular time on a particular day selected by the Board. All dividends will be declared and paid in proportions based on the amounts paid up on the relevant shares during any period for which that dividend is paid. Any dividend or other money payable in cash relating to a share can be paid: (i) by inter-bank transfer or by other electronic means (including payment through CREST) directly to an account with a bank or other financial institution (or other organisations operating deposit accounts if allowed by the Company) named in a written instruction from the persons entitled to receive the payment under the Articles, such account is to be an account in the United Kingdom unless the share on which the payment is to be made is held by Euroclear Nederland and the Dutch Securities Giro Act (Wet giraal effectenverkeer); (ii) by sending a cheque, warrant or similar financial instrument payable to the shareholder who is entitled to it by post addressed to his registered address; (iii) by sending a cheque, warrant or similar financial instrument payable to someone else named in a written instruction from the shareholder (or all joint shareholders) and sent by post to the address specified in that instruction; or (iv) in some other way if requested in writing by the shareholder (or all joint shareholders) and agreed with the Company. In respect of the payment of any dividend or other money, the Directors can decide and notify shareholders that: (i) one or more of the payment means described in paragraph above will be used for payment and, where more than one means will be used, a shareholder (or all joint shareholders) may elect to receive payment by one of the means so notified in the manner prescribed by the directors; (ii) one or more of such means will be used for the payment unless a shareholder (or all joint shareholders) elects for another means of payment in the manner prescribed by the Directors; or (iii) one or more of such means will be used for the payment and that shareholders will not be able to elect to receive the payment by any other means.
And for these purposes the Directors can decide that different means of payment will apply to different shareholders or groups of shareholders. If: (i) a shareholder (or all joint shareholders) does not specify an address, or does not (i) specify an account of a type prescribed by the Directors, or does not specify other details, and in each case that information is necessary in order to make a payment of a dividend or other money in the way in which, under the Article, the directors have decided that the payment is to be made or by which the shareholder

207	Shell	Form 20-F 2023

Governance
Other Regulatory and Statutory Information continued
(or all joint shareholders) has validly elected to receive the payment; or (ii) payment cannot be made by the company using the information provided by the shareholder (or all joint shareholders), then the dividend or other money will be treated as unclaimed for the purposes of these articles.
The Company will not be responsible for a payment which is lost or delayed. Unless the rights attached to any shares, the terms of any shares or the Articles say otherwise, a dividend or any other money payable in respect of a share can be declared and paid in whatever currency or currencies the Board decides using an exchange rate or exchange rates selected by the Board for any currency conversions required. The Board can also decide how any costs relating to the choice of currency will be met. The Board can offer shareholders the choice to receive dividends and other money payable in respect of their shares in alternative currencies on such terms and conditions as the Board may prescribe from time to time. Where any dividends or other amounts payable on a share have not been claimed, the Board can invest them or use them in any other way for the Company's benefit until they are claimed. The Company will not be a trustee of the money and will not be liable to pay interest on it. If a dividend or other money has not been claimed for 6 years after being declared or becoming due for payment, it will be forfeited and go back to the Company, unless the Board decides otherwise. If the company sells shares under the relevant Article, any dividend or other money unclaimed in respect of those shares will also be forfeited and go back to the Company when those shares are sold unless the Directors decide otherwise.
Prior to January 29, 2022, dividends in respect of B shares were paid under the dividend access mechanism described below. The Articles provide that if any amount paid by way of dividend by a subsidiary of the Company was received by the dividend access trustee on behalf of any holder of former B shares and paid by the dividend access trustee to such holder, the entitlement of such holder of former B shares to be paid any dividend declared pursuant to the Articles was reduced by the corresponding amount that has been paid by the dividend access trustee to such holder. Where amounts are paid by the dividend access trustee in one currency and a dividend was declared by the Company in another currency, the amounts so paid by the dividend access trustee was, for the purposes of the comparison required by the two immediately preceding sentences, converted into the currency in which the Company declared the dividend at such rate as the Board considered appropriate. For the purposes of the provisions referred to in this paragraph, the amount that the dividend access trustee has paid to any holder of B shares in respect of any particular dividend paid by a subsidiary of the Company (a "specified dividend") will be deemed to include: (i) any amount that the dividend access trustee may be compelled by law to withhold; (ii) a pro rata share of any tax that the subsidiary paying the specified dividend is obliged to withhold or to deduct from the same; and (iii) a pro rata share of any tax that is payable by the dividend access trustee in respect of the specified dividend.
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
In relation to the assimilation of the Company's Class A and B shares, the Royal Dutch Shell Dividend Access Trust will continue in existence for the foreseeable future to facilitate the payment of unclaimed dividend liabilities for B shareholders, until these are either claimed or forfeited. Dividends which are unclaimed after 6 years will be forfeited and unconditionally revert to Shell Transport and BG, as appropriate.
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
Description of dividend access mechanism
The "Shell" Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited (Shell Transport), and BG Group plc, now BG Group Limited (BG), have each issued a dividend access share to Computershare Trustees (Jersey) Limited as Trustee. Pursuant to a declaration of trust, the Trustee will hold any dividends paid in respect of the dividend access shares on trust for the holders of B shares and will arrange for prompt disbursement of such dividends to such holders. Interest and other income earned on unclaimed dividends will be for the account of Shell Transport and BG and any dividends which are unclaimed after 6 years will unconditionally revert to Shell Transport and BG, respectively, as appropriate. Holders of B shares will not have any interest in either dividend access share and will not have any rights against Shell Transport and BG as issuers of the dividend access shares. The only assets held on trust for the benefit of these holders will be dividends paid to the Trustee in respect of the dividend access shares.
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
In particular, under their respective articles of association, Shell Transport and BG are each only able to pay a dividend on their respective dividend access share which represents a proportional amount of the aggregate of any dividend announced by the Company on the B shares in respect of the relevant period, where such proportions are calculated by reference to, in the case of Shell Transport, the number of B shares in existence prior to completion of the Company's acquisition of BG (the Acquisition) and, in the case of BG, the number of B shares issued as part of the Acquisition, in each case as against the total number of B shares in issue immediately following completion of the Acquisition.
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

208	Shell	Form 20-F 2023

Governance
Other Regulatory and Statutory Information continued
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
The dividend access mechanism may be suspended or terminated at any time by the Company's Directors or the Directors of Shell Transport or BG, for any reason and without financial recompense. This might, for instance, occur in response to changes in relevant tax legislation.
The daily operations of the Trust are administered on behalf of the Company by the Trustee. Material financial information of the Trust is included in the "Consolidated Financial Statements" and is therefore subject to the same disclosure controls and procedures as Shell.
Pre-emption rights
Subject to the Act and the Listing Rules published by the UK's Financial Conduct Authority (FCA), any equity securities allotted by the Company for cash must first be offered to shareholders in proportion to their holdings. The Act and the Listing Rules allow for the disapplication of pre-emption rights which may be waived by a special resolution of the shareholders, either generally or specifically.
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
The Articles provide that, if the legislation allows this, the rights attached to any class of shares can be changed in such manner as those rights may provide or (if no such provision is made) if this is approved either in writing by shareholders holding at least three-quarters of the issued shares of that class by amount (excluding any shares of that class held as treasury shares) or by a special resolution passed at a separate meeting of the relevant shareholders. At each such separate meeting, all of the provisions of the Articles relating to proceedings at a general meeting apply, except that: (i) a quorum will be present if at least one shareholder who is entitled to vote is present in person or by proxy who owns at least one-third in amount of the issued shares of the relevant class (excluding any shares of that class held as treasury shares); (ii) any shareholder who is present in person or by proxy and entitled to vote can demand a poll; and (iii) at an adjourned meeting, one person entitled to vote and who holds shares of the class, or his proxy, will be a quorum. These provisions are not more restrictive than required by law in England.
If new shares are created or issued which rank equally with any other existing shares, or if the company purchases or redeems any of its own shares, the rights of the existing shares will not be regarded as changed or abrogated unless the terms of the existing shares expressly say otherwise.
Redemption provisions
The Company's shares are not subject to any redemption provisions.
Disputes between a shareholder or American Depositary Share holder and Shell plc, any subsidiary, Director or professional service provider
The Articles generally require that, except as noted below, all disputes: (i) between a shareholder in such capacity and the Company and/or its Directors, arising out of or in connection with the Articles or otherwise; (ii) so far as permitted by law, between the Company and any of its Directors in their capacities as such or as the Company's employees, including all claims made by the Company or on behalf of the Company against any or all of its Directors; (iii) between a shareholder in such capacity and the Company's professional service providers (which could include the Company's auditors, legal counsel, bankers and ADS depositaries); and/or (iv) between the Company and its professional service providers arising in connection with any claim within the scope of (iii) above, shall be exclusively and finally resolved by arbitration under the Rules of Arbitration of the International Chamber of Commerce (ICC), as amended from time to time. This would include all disputes arising under UK, Dutch or US law (including securities laws), or under any other law, between parties covered by the arbitration provision. Accordingly, the ability of shareholders to obtain monetary or other relief, including in respect of securities law claims, may be determined in accordance with these provisions, and the ability of shareholders to obtain monetary or other relief may therefore be limited and their cost of seeking and obtaining recoveries in a dispute may be higher than otherwise would be the case.
The tribunal shall consist of three arbitrators to be appointed in accordance with the ICC rules. The chairman of the tribunal must have at least 20 years' experience as a lawyer qualified to practise in a common-law jurisdiction which is within the Commonwealth (as constituted on May 12, 2005) and each other arbitrator must have at least 20 years' experience as a qualified lawyer. The place of arbitration must be London, United Kingdom; and the language of the arbitration must be English.

209	Shell	Form 20-F 2023

Governance
Other Regulatory and Statutory Information continued
Pursuant to the exclusive jurisdiction provision in the Articles, if a court or other competent authority in any jurisdiction determines that the arbitration requirement described above is invalid or unenforceable in relation to any particular dispute in that jurisdiction, then that dispute can only be brought in the courts of England and Wales, as is the case with any derivative claim brought under the Act. The governing law of the Articles is the substantive law of England.
Disputes relating to the Company's failure or alleged failure to pay all or part of a dividend which has been announced and which has fallen due for payment will not be subject to the arbitration and exclusive jurisdiction provisions of the Articles. Any derivative claim brought under the Act will not be subject to the arbitration provisions of the Articles.
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
Winding-up of the Company
If the Company is voluntarily wound up, the liquidator can distribute to shareholders any assets remaining after the liquidator's fees and expenses have been paid and all sums due to prior-ranking creditors (as defined under the laws of England) have been paid.
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
The Board can refuse to register the transfer of any shares which are not fully paid. Further rights to decline registration are as follows:
Certificated shares
A share transfer form cannot be used to transfer more than one class of share. Each class needs a separate form. Transfers cannot be in favour of more than four joint holders. The share transfer form must be properly stamped to show payment of any applicable stamp duty or certified or otherwise shown to the satisfaction of the Board to be exempt from stamp duty and must be delivered to the Company's registered office, or any other place decided on by the Board. The transfer form must be accompanied by the share certificate relating to the share being transferred, unless the transfer is being made by a person to whom the Company was not required to, and did not send, a certificate. The Board can also ask (acting reasonably) for any other evidence to show that the person wishing to transfer the share is entitled to do so and, if the share transfer form is signed by another person on behalf of the person making the transfer, evidence of the authority of that person to do so.
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
Partly paid shares
If a shareholder fails to pay the Company any amount due on his partly paid shares, the Board can enforce the Company's lien by selling all or any of the partly paid shares in any way they decide (subject to certain conditions).
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
The tribunal shall consist of three arbitrators to be appointed in accordance with the ICC rules. The chairman of the tribunal must have at least 20 years' experience as a lawyer qualified to practise in a common-law jurisdiction which is within the Commonwealth (as constituted on May 12, 2005) and each other arbitrator must have at least 20 years' experience as a qualified lawyer. The place of arbitration must be London, United Kingdom; and the language of the arbitration must be English.
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

210	Shell	Form 20-F 2023

Governance
Other Regulatory and Statutory Information continued
Disputes relating to the Company's failure or alleged failure to pay all or part of a dividend which has been announced and which has fallen due for payment will not be subject to the arbitration and exclusive jurisdiction provisions of the Articles. Any derivative claim brought under the Act will not be subject to the arbitration provisions of the Articles.
Pursuant to the depositary agreement, each holder of ADSs is bound by the arbitration and exclusive jurisdiction provisions contained in the relevant depositary agreement, which are substantially similar to the Articles as described in this section as if that holder were a shareholder.
General Meetings
Under the applicable laws of England, the Company is required in each year to hold an AGM of shareholders in addition to any other meeting of shareholders that may be held. Each AGM must be held in the period six months from the date following the Company's accounting reference date.
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
Under the Act, the Company is required to give at least 21 clear days' notice of any AGM or, except where the conditions in Section 307A of the Act apply, any other general meeting of the Company. In addition, the Company complies with the Financial Reporting Council guidance which currently states that notices of AGMs should be sent to shareholders at least 20 working days before the meeting.
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
Deemed delivery of documents
Under the Articles, if any notice, document or other information is given, sent or supplied by the Company by inland post, it is treated as being received the day after it was posted if first class post (or a service similar to first class post) was used, or 48 hours after it was posted if first class post (or a service similar to first class post) was not used. If a notice or document is sent by the Company by airmail, it is treated as being received 72 hours after it was posted. Any notice, document or other information left at a shareholder's registered address or a postal address notified to the Company in accordance with the Articles by a shareholder or a person entitled to a share by law is treated as being received on the day on which it was left.
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
[A]For this purpose “persons” includes companies, natural persons, legal persons and partnerships.
As noted in the Articles, Section 793 of the Act governs the Company’s right to investigate who has an interest in its shares. Under that section, a public company may give notice to any person it knows or has reasonable cause to believe is, or was at any time in the preceding three years, interested in its shares in order to obtain certain information about that interest.
The Articles provide that, when a person receives a statutory notice, he has the time stated in such notice to comply with it. If he does not do so or if he makes a statement in response to the notice which is false or inadequate in some important way, the Company can decide to restrict the rights relating to the identified shares and send out a further notice to the shareholder, known as a restriction notice, which will take effect when delivered. The restriction notice will state that the identified shares no longer give the shareholder any right to attend or vote either personally or by proxy at a shareholders' meeting or to exercise any right in relation to shareholders' meetings. Where the identified shares make up 0.25% or more (in amount or in number) of the existing shares of a class at the date of delivery of the restriction notice, the restriction notice can also contain the following further restrictions: (i) the Board can withhold any dividend or part of a dividend (including scrip dividend) or other money which would otherwise be payable in respect of the identified shares without any liability to pay interest when such money is finally paid to the shareholder; and (ii) the Board can refuse to register a transfer of any of the identified shares which are certificated shares unless the Board is satisfied that they have been sold

211	Shell	Form 20-F 2023

Governance
Other Regulatory and Statutory Information continued
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
The UK City Code on Takeovers and Mergers (the Takeover Code) imposes disclosure obligations on parties subject to the Takeover Code's disclosure regime. The Takeover Code requires that an opening position disclosure be made by: (i) an offeror company after the announcement that first identifies it as an offeror and after the announcement that first identifies a competing securities exchange offeror; and (ii) an offeree company after the commencement of an offer period and, if later, after the announcement that first identifies any securities exchange offeror. An opening position disclosure must be made by any person that is interested in 1% or more of any class of relevant securities of the offeree company or any securities exchange offeror. The Takeover Code also requires any person who is, or becomes, interested in 1% or more of any class of relevant securities of an offeree company or any securities exchange offeror to make a dealing disclosure if the person deals in any relevant securities of the offeree company or any securities exchange offeror during an offer period. Where two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities, they will normally be deemed to be a single person for the purpose of the relevant provisions of the Takeover Code.
Rule 13d-1 of the US Securities Exchange Act of 1934 requires that a person or group that acquires beneficial ownership of more than 5% of equity securities registered under the US Securities Exchange Act, and that is not eligible to file a short-form report, disclose such information to the SEC within five business days after the acquisition.

212	Shell	Form 20-F 2023

Financial Statements and Supplements
Report of Independent Registered Public Accounting Firm
To the shareholders and Board of Directors of Shell plc
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Shell plc (Shell or the Company) as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the Consolidated Financial Statements). In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in conformity with UK adopted international accounting standards.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 13, 2024, expressed an unqualified opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission (SEC) and the PCAOB.
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
Critical audit matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the Audit and Risk Committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the Consolidated Financial Statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

The estimation of oil and gas reserves
Description of the matter
As described in Notes 11 and 13 to the Consolidated Financial Statements, at December 31, 2023, production assets amounted to $110.7 billion and had an associated depreciation, depletion and amortisation (DD&A) charge of $18.2 billion and joint venture and associates (JVAs) amounted to $24.5 billion. As further described in Note 12, exploration and production impairment charges of $4.8 billion and exploration and production impairment reversals of $0.5 billion were recorded during the year. Oil and gas reserves estimates are used in the calculation of DD&A and impairment testing. The risk is the inappropriate recognition of reserves that impacts these accounting estimates.
Auditing the estimation of oil and gas reserves is complex. There is significant estimation uncertainty in assessing the quantities of reserves and resources in place. The estimates are based on the Company’s central group of experts’ assessments of petroleum initially in place, production curves and certain other inputs, including prices, license expiration date, capex and opex. Estimation uncertainty is further elevated given the transition to a low-carbon economy, which increases the risk of underutilised or stranded oil and gas assets.

How we addressed the matter in our audit
We obtained an understanding of the controls over Shell's oil and gas reserves' estimation process. We then evaluated the design of these controls and tested their operating effectiveness. For example, we tested management's review controls over changes to year-on-year estimated oil and gas reserves volumes.
We involved professionals with oil and gas reserves audit experience to assist us in evaluating the key assumptions and methodologies applied by management.
Our procedures included, amongst others, testing that significant additions or reductions in reserves had been made in the period in which new information became available, and assessing whether they were in compliance with Shell's reserves and resources guidance. Evaluating the professional qualifications and objectivity of management's reserves experts who performed the preparation of the reserve estimates and who are primarily responsible for providing independent review and challenge, and ultimately endorsement of, the reserve estimates. We observed the internal review and endorsement process at Shell's Upstream Reserves Committee meetings. These meetings are part of Shell's proved reserves assurance process.
We assessed the completeness and accuracy of the above-mentioned inputs used by management in estimating the oil and gas reserves by agreeing the inputs to source documentation and performed back testing of historical data to identify indications of estimation bias over time.
In order to address the risk of stranded assets, among other procedures, we estimated the carbon intensity of Shell's Upstream and Integrated Gas fields to analyse assets that are currently forecast to be producing beyond 2030 and 2050 and the expected carbon intensity per barrel of those fields. For assets that we identified as carbon intensive that are expected to have material carrying value in 2030 and 2050, we evaluated the risk that the carrying value of these assets will not be recovered. This included considering the decarbonisation plans of these assets and alignment to Shell's strategy.

213	Shell	Form 20-F 2023

Financial Statements and Supplements
Report of Independent Registered Public Accounting Firm continued

Impairment of Property, plant & equipment (PP&E) and Joint venture and associates (JVA)
Description of the matter
As described in Notes 11 and 13 to the Consolidated Financial Statements, at December 31, 2023 Shell recognised $110.7 billion of production assets, $49.2 billion of manufacturing, supply and distribution assets (primarily refineries and petrochemical plants) and $24.5 billion of joint ventures and associates (JVAs). As disclosed in Note 12, Shell recognised $8.2 billion impairment losses and $0.6 billion impairment loss reversals.
The recoverable amounts of PP&E and JVAs are sensitive to changes in key assumptions, therefore our audit effort was focused on the completeness and timely identification of indicators of impairment charges or impairment reversals.
Auditing the impairment assessments of PP&E and JVAs is subjective due to the judgement involved in determining whether indicators of impairment or impairment reversal exist, particularly for longer term assets, and the extent of any impairment loss or its reversal.
The key assumptions underpinning the impairment assessments include changes in future commodity price and refining margin assumptions. In addition, management forecast carbon prices, expected production volumes, the assumed weighted average cost of capital (WACC), changes in asset performance and future development plans and the expected useful lives of assets. The estimation of forecast commodity prices and refining and petrochemical margins are particularly judgmental because of, among other factors, increased demand uncertainty and pace of decarbonisation due to climate change and the energy transition.

How we addressed the matter in our audit
We obtained an understanding of the controls over Shell's asset impairment process. We then evaluated the design of these controls and tested their operating effectiveness. For example, we tested the controls over management's identification of indicators of impairment and reversals of impairment and the approval of oil and gas prices and refining margins.
We evaluated Shell's assessment of impairment and impairment reversal triggers, including changes in the forecast commodity price assumptions, movements in oil and gas reserves (see oil and gas reserves critical audit matter), changes in asset performance and changes in Shell's business and operating plan assumptions. We further considered assets with high carbon intensity as a potential indicator of impairment, given Shell's carbon emissions reductions targets.
We considered potential impairment triggers related to climate change and energy transition by estimating the carbon intensity of Shell's Upstream and Integrated Gas fields and identifying the most carbon intensive assets. We performed correlation between reserves, production and emissions data and assessed management's plans to reduce the carbon intensity of these assets in the future to determine whether there is a material risk that reserves recognised will not be produced or if the carbon intensity limited the expected useful lives of the assets. We assessed consistency of Shell's plans to reduce the carbon intensity of these assets with their carbon emissions reductions targets and whether these actions have been reflected in Shell's operating plan, which impact Shell's financial statements and disclosures. Also, we assessed the operating and capital expenditure assumptions that were estimated necessary to achieve the emission reductions. This also involved assessing assumptions on acquisitions, divestments, investments in CCS technologies and Nature Based Solutions.
In addition, we considered contradictory evidence, such as the results of comparable market transactions by other energy companies in jurisdictions with similar environmental and regulatory focus that could indicate a material increase or decrease in the recoverable amount of Shell's assets. We also considered Shell's targets made in relation to emissions reductions and whether these could impact the future potential value of any assets. We performed a risk assessment on Shell's assets from a climate change physical risk perspective, considering asset and geographical specific factors to assess whether the existence of any increased physical risks represented a trigger for impairment. We then obtained an understanding of how management has incorporated historic, current and potential future asset integrity plans in the Shell operating plan.
We also assessed potential operational changes that have or are expected to have a significant adverse effect on an asset and whether such unplanned shutdowns should be considered as impairment triggers.
To test Shell's commodity price assumptions, amongst other procedures, we compared future short and long-term oil and gas prices to an independently developed reasonable range of forecasts based on consensus analysts' forecasts and those adopted by other international oil companies. To evaluate the impact of energy transition on Shell's commodity price forecasts applied in the preparation of the financial statements, we compared Shell's oil and gas price scenarios to the IEA's Net Zero Emissions 2050 (NZE) and to the IEA's Announced Pledges Scenario (APS) price assumptions. We evaluated the reasonableness of Shell's refining margin assumptions by comparing these to independent market and consultant forecasts. Through the IEA scenarios on World Energy Consumption, we considered the expected impact on demand for oil products and chemicals in a transition to a net zero economy. We also involved our oil and gas valuations specialists to assess the reasonableness of Shell's refining margin estimation methodology and assumptions, including evaluating long-run demand forecasts, incorporating the impacts of the energy transition, supply dynamics, and the speed of the industry's response to changing demand through either constructing new refineries or closing older refineries. Given the downward pressure on refining margins, we assessed whether this represented a trigger for impairment by assessing the impact of reduced margins in the context of the overall lives of Shell's petrochemicals facilities.
To evaluate the accuracy of significant assumptions we performed a lookback by comparing actual performance of assets to the forecasts made in the prior year.
We assessed the adequacy of Shell's disclosure of information about the assumptions Shell makes that could, in the future, have a significant risk of material adjustments to the carrying amounts of assets and liabilities, including sensitivity disclosures. This included evaluating the sensitivity disclosures in Note 4 of the carrying value of Shell's Upstream, Integrated Gas and Chemicals and Products PP&E assets against a range of future oil and gas price assumptions, reflecting reduced demand scenarios due to climate change and the energy transition, including the IEA Net Zero Emissions by 2050 scenario.

214	Shell	Form 20-F 2023

Financial Statements and Supplements
Report of Independent Registered Public Accounting Firm continued

Accounting for complex transactions within Shell's Trading and Supply (T&S) function and the valuation of financial derivatives
Description of the matter
As described in Note 25, Shell recognised derivative financial instrument assets of $15.9 billion and derivative financial instrument liabilities of $11.8 billion. As described in Note 7 of the Consolidated Financial Statements, at December 31, 2023 Shell recognised $317 billion of revenue. A subset of the consolidated revenue relates to T&S transactions, where there is a risk of unrealised revenues being inappropriately recorded.
Shell's trading and supply function is integrated within the Integrated Gas, Upstream, Marketing, Chemicals and Products and Renewables and Energy Solutions segments. The function executes and settles standard and non-standard complex trades.
Auditing complex trades is challenging because of the significant judgement used in determining the appropriate accounting treatment, and the key assumptions used in valuing the trades. Also, trading is not always carried out in active markets where prices are readily available, increasing subjectivity used in determining the pricing curve and volatility assumptions, which are key inputs to valuing the trades and in determining unrealised gains and losses.

How we addressed the matter in our audit	We obtained an understanding of the controls over Shell's process for the recognition of revenue relating to unrealised trading gains and losses, including controls over management's complex deals accounting and valuations. We then evaluated the design of these controls and tested their operating effectiveness.
We involved audit professionals with experience auditing large commodity trading organisations.
We obtained an understanding of the commercial rationale of complex deals by analysing the executed agreements and through discussions with management. Also, we performed an independent assessment of the accounting treatment of each of the complex deals taking into consideration actual contract terms and previous accounting judgements.
We assessed the completeness of the list of complex deals by performing an independent search considering non-standard contractual terms, multiple commodity-based transactions, long term contracts, unobservable inputs and complex valuation models. Also, we performed external confirmation procedures for the existence and completeness of contract terms.
We assessed the reasonableness of Shell's derivative valuation methodology by comparing it to market practice, analysing whether a consistent framework was applied and checked the consistency of inputs used in deal valuations and other assumptions.
We tested the forward pricing curve and volatility assumptions in management's valuation models, including comparison to external broker quotes, market consensus providers, and our independent assessments and further reviewed valuation reserve adjustment for a sample of material complex contracts. We involved EY valuation specialists to assist us in performing testing of the valuation models of Level 3 contracts, including the valuation of long-dated offtake contracts and those with illiquid tenor or price components. Our valuations were established using externally sourced inputs, where available.

/s/Ernst & Young LLP
We have served as the Company's auditor since 2016.
London, United Kingdom
March 13, 2024

215	Shell	Form 20-F 2023

Financial Statements and Supplements
Report of Independent Registered Public Accounting Firm continued
To the shareholders and Board of Directors of Shell plc
Opinion on Internal Control over Financial Reporting
We have audited Shell plc's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Shell plc (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Consolidated Financial Statements of the Company, and our report dated March 13, 2024, expressed an unqualified opinion thereon.
Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting as set out in the Other regulatory and statutory information section. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Definition and Limitations of Internal Control over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/Ernst & Young LLP

London, United Kingdom
March 13, 2024

216	Shell	Form 20-F 2023

Financial Statements and Supplements
Consolidated Financial Statements
Consolidated Statement of Income
for the year ended December 31, 2023

	$ million
	Notes	2023	2022	2021
Revenue	7	316,620	381,314	261,504
Share of profit of joint ventures and associates	13	3,725	3,972	4,097
Interest and other income	8	2,838	915	7,056
Total revenue and other income		323,183	386,201	272,657
Purchases		212,883	258,488	174,912
Production and manufacturing expenses	7	25,240	25,518	23,822
Selling, distribution and administrative expenses	7	13,433	12,883	11,328
Research and development	7	1,287	1,075	815
Exploration	7	1,750	1,712	1,423
Depreciation, depletion and amortisation	7	31,290	18,529	26,921
Interest expense	9	4,673	3,181	3,607
Total expenditure		290,556	321,386	242,828
Income before taxation		32,627	64,815	29,829
Taxation charge	22	12,991	21,941	9,199
Income for the period	7	19,636	42,874	20,630
Income attributable to non-controlling interest	7	277	565	529
Income attributable to Shell plc shareholders	7	19,359	42,309	20,101
Basic earnings per share ($)	30	2.88	5.76	2.59
Diluted earnings per share ($)	30	2.85	5.71	2.57

Consolidated Statement of Comprehensive Income
for the year ended December 31, 2023

	$ million
	Notes	2023	2022	2021
Income for the period	7	19,636	42,874	20,630
Other comprehensive income/(loss) net of tax
Items that may be reclassified to income in later periods:
Currency translation differences	28	1,397	(2,986)	(1,413)
Debt instruments remeasurements	28	41	(78)	(28)
Cash flow hedging gains/(losses)	28	71	(232)	21
Net investment hedging (losses)/gains	28	(44)	180	295
Deferred cost of hedging	28	(148)	200	(39)
Share of other comprehensive income/(loss) of joint ventures and associates	13	18	274	(109)
Total		1,335	(2,642)	(1,273)
Items that are not reclassified to income in later periods:
Retirement benefits remeasurements	28	(1,083)	5,466	7,198
Equity instruments remeasurements	28	(99)	(491)	145
Share of other comprehensive (loss)/income of joint ventures and associates	13	(201)	(253)	3
Total		(1,383)	4,722	7,346
Other comprehensive (loss)/income for the period		(48)	2,080	6,073
Comprehensive income for the period		19,588	44,954	26,703
Comprehensive income attributable to non-controlling interest		312	621	468
Comprehensive income attributable to Shell plc shareholders		19,276	44,333	26,235

217	Shell	Form 20-F 2023

Financial Statements and Supplements
Consolidated Financial Statements continued
Consolidated Balance Sheet
as at December 31, 2023

	$ million
	Notes	Dec 31, 2023	Dec 31, 2022
Assets
Non-current assets
Goodwill	10	16,660	16,039
Other intangible assets	10	10,253	9,662
Property, plant and equipment	11	194,835	198,642
Joint ventures and associates	13	24,457	23,864
Investments in securities	14	3,246	3,362
Deferred tax	22	6,454	7,815
Retirement benefits	23	9,151	10,200
Trade and other receivables	15	6,298	6,920
Derivative financial instruments	25	801	582
		272,155	277,086
Current assets
Inventories	16	26,019	31,894
Trade and other receivables	15	53,273	66,510
Derivative financial instruments	25	15,098	24,437
Cash and cash equivalents	17	38,774	40,246
		133,164	163,087
Assets classified as held for sale	18	951	2,851
		134,115	165,938
Total assets		406,270	443,024
Liabilities
Non-current liabilities
Debt	20	71,610	74,794
Trade and other payables	19	3,103	3,432
Derivative financial instruments	25	2,301	3,563
Deferred tax	22	15,347	16,186
Retirement benefits	23	7,549	7,296
Decommissioning and other provisions	24	22,531	23,845
		122,441	129,116
Current liabilities
Debt	20	9,931	9,001
Trade and other payables	19	68,237	79,357
Derivative financial instruments	25	9,529	23,779
Income taxes payable		3,422	4,869
Decommissioning and other provisions	24	4,041	2,910
		95,160	119,916
Liabilities directly associated with assets classified as held for sale	18	307	1,395
		95,467	121,311
Total liabilities		217,908	250,427

Equity
Share capital	26	544	584
Shares held in trust		(997)	(726)
Other reserves	28	21,145	21,132
Retained earnings		165,915	169,482
Equity attributable to Shell plc shareholders		186,607	190,472
Non-controlling interest		1,755	2,125
Total equity		188,362	192,597
Total liabilities and equity		406,270	443,024
Signed on behalf of the Board

/s/ Sinead Gorman
Sinead Gorman
Chief Financial Officer
March 13, 2024

218	Shell	Form 20-F 2023

Financial Statements and Supplements
Consolidated Financial Statements continued
Consolidated Statement of Changes in Equity
for the year ended December 31, 2023

							$ million
	Equity attributable to Shell plc shareholders
	Share capital (see Note 26)	Shares held in trust	Other reserves (see Note 28)	Retained earnings	Total	Non- controlling interest	Total equity
At January 1, 2023	584	(726)	21,132	169,482	190,472	2,125	192,597
Comprehensive income for the period	—	—	(83)	19,359	19,276	312	19,588
Transfer from other comprehensive income	—	—	(112)	112	—	—	—
Dividends (see Note 29) [A]	—	—	—	(8,389)	(8,389)	(764)	(9,153)
Repurchases of shares [B]	(40)	—	40	(14,571)	(14,571)	—	(14,571)
Share-based compensation	—	(271)	168	(85)	(188)	—	(188)
Other changes	—	—	—	7	7	82	89
At December 31, 2023	544	(997)	21,145	165,915	186,607	1,755	188,362
At January 1, 2022	641	(610)	18,909	153,026	171,966	3,360	175,326
Comprehensive income for the period	—	—	2,024	42,309	44,333	621	44,954
Transfer from other comprehensive income	—	—	(34)	34	—	—	—
Dividends (see Note 29) [A]	—	—	—	(7,283)	(7,283)	(206)	(7,489)
Repurchases of shares	(57)	—	57	(18,547)	(18,547)	—	(18,547)
Share-based compensation	—	(116)	176	131	191	—	191
Other changes	—	—	—	(188)	(188)	(1,650)	(1,838)
December 31, 2022	584	(726)	21,132	169,482	190,472	2,125	192,597
At January 1, 2021	651	(709)	12,752	142,616	155,310	3,227	158,537
Comprehensive income for the period	—	—	6,134	20,101	26,235	468	26,703
Transfer from other comprehensive income	—	—	(45)	45	—	—	—
Dividends (see Note 29) [A]	—	—	—	(6,321)	(6,321)	(348)	(6,669)
Repurchases of shares	(10)	—	10	(3,513)	(3,513)	—	(3,513)
Share-based compensation	—	99	58	93	250	—	250
Other changes	—	—	—	5	5	13	18
At December 31, 2021	641	(610)	18,909	153,026	171,966	3,360	175,326
[A]The amount charged to retained earnings is based on prevailing exchange rates on payment date.
[B]Includes shares committed to repurchase under irrevocable contracts and repurchases subject to settlement at the end of the year. (See Note 26)

219	Shell	Form 20-F 2023

Financial Statements and Supplements
Consolidated Financial Statements continued
Consolidated Statement of Cash Flows
for the year ended December 31, 2023

	$ million
	Notes	2023	2022	2021
Income before taxation for the period		32,627	64,815	29,829
Adjustment for:
Interest expense (net)		2,360	2,135	3,096
Depreciation, depletion and amortisation		31,290	18,529	26,921
Exploration well write-offs	11	868	881	639
Net gains on sale and revaluation of non-current assets and businesses		(246)	(642)	(5,995)
Share of profit of joint ventures and associates		(3,725)	(3,972)	(4,097)
Dividends received from joint ventures and associates		3,674	4,398	3,929
Decrease/(increase) in inventories		6,325	(8,360)	(7,319)
Decrease/(increase) in current receivables		12,401	(8,989)	(20,567)
(Decrease)/increase in current payables		(10,888)	11,915	17,519
Derivative financial instruments		(5,723)	(2,619)	5,882
Retirement benefits		(37)	417	16
Decommissioning and other provisions		(473)	35	(76)
Other		(550)	2,991	803
Tax paid		(13,712)	(13,120)	(5,476)
Cash flow from operating activities		54,191	68,414	45,104
Capital expenditure	7	(22,993)	(22,600)	(19,000)
Investments in joint ventures and associates	7	(1,202)	(1,973)	(479)
Investment in equity securities	7	(197)	(260)	(218)
Proceeds from sale of property, plant and equipment and businesses		2,565	1,431	14,233
Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans		474	511	584
Proceeds from sale of equity securities		51	117	296
Interest received		2,124	906	423
Other investing cash inflows		4,269	2,060	2,928
Other investing cash outflows		(2,825)	(2,640)	(3,528)
Cash flow from investing activities		(17,734)	(22,448)	(4,761)
Net (decrease)/increase in debt with maturity period within three months		(211)	318	14
Other debt:
New borrowings		1,029	269	1,791
Repayments		(10,650)	(8,459)	(21,534)
Interest paid		(4,441)	(3,677)	(4,014)
Derivative financial instruments		723	(1,799)	(1,165)
Change in non-controlling interest		(22)	(1,965)	19
Cash dividends paid to:
Shell plc shareholders		(8,393)	(7,405)	(6,253)
Non-controlling interest		(764)	(206)	(348)
Repurchases of shares		(14,617)	(18,437)	(2,889)
Shares held in trust: net purchases and dividends received		(889)	(593)	(285)
Cash flow from financing activities		(38,235)	(41,954)	(34,664)
Effects of exchange rate changes on cash and cash equivalents		306	(736)	(539)
(Decrease)/increase in cash and cash equivalents		(1,472)	3,276	5,140
Cash and cash equivalents at beginning of year		40,246	36,970	31,830
Cash and cash equivalents at end of year	17	38,774	40,246	36,970

220	Shell	Form 20-F 2023

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
The Consolidated Financial Statements were approved and authorised for issue by the Board of Directors on March 13, 2024.
Going concern
These Consolidated Financial Statements have been prepared on the going concern basis of accounting. In assessing the appropriateness of the going concern assumption over the period to March 31, 2025 (the "going concern period"), management have stress-tested Shell's most recent financial projections to incorporate a range of potential future outcomes by considering Shell's principal risks, further potential downside pressures on commodity prices and long-term demand, and cash preservation measures, including reduced future capital expenditure and shareholder distributions. This assessment confirmed that Shell has adequate cash, other liquid resources and undrawn credit facilities to enable it to meet its obligations as they fall due in order to continue its operations during the going concern period. Therefore, the Directors consider it appropriate to continue to adopt the going concern basis of accounting in preparing the audited Consolidated Financial Statements.

2. Material accounting policies, judgements and estimates
This Note describes Shell's material accounting policies. It allows for an understanding as to how material transactions, other events and conditions are reported. It also describes: (a) judgements, apart from those involving estimations, that management makes in applying the policies that have the most significant effect on the amounts recognised in the Consolidated Financial Statements; and (b) estimations, including assumptions about the future, that management makes in applying the policies. The sources of estimation uncertainty that have a significant risk of a material adjustment to the carrying amounts of assets and liabilities within the next financial year are specifically identified as a significant estimate.
The accounting policies applied are consistent with those of the previous financial year except for the adoption as from January 1, 2023, of IFRS 17 Insurance contracts (IFRS 17) and IAS 12 Income taxes (IAS 12) amendments.
The transition to the accounting pronouncements as listed below has no material impact on Shell's financial reporting.
IFRS 17 Insurance contracts
IFRS 17 as issued in 2017, with amendments published in 2020 and 2021, was adopted as from January 1, 2023. The IFRS 17 model combines a current balance sheet measurement of insurance contracts with recognition of profit over the period that services are provided. The general model in IFRS 17 requires insurance contract liabilities to be measured using probability-weighted current estimates of future cash flows, an adjustment to reflect the time value of money and financial and non-financial risk, and a contractual service margin representing the profit expected from fulfilling the contracts. Effects of changes in the estimates of future cash flows and the risk adjustment relating to future services are recognised over the period services are provided rather than immediately in profit or loss.
The adoption of IFRS 17 has no significant impact on Shell's financial reporting.
Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)
IAS 12 amendments, published in May 2021, were adopted as from January 1, 2023 (see Note 22). These amendments require companies to recognise deferred tax on particular transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendments typically apply to transactions where assets and liabilities are recognised from a single transaction, such as leases for the lessee and decommissioning and restoration provisions.
The adoption of these IAS 12 amendments has no significant impact on Shell's financial reporting.
International Tax Reform — Pillar Two Model Rules (Amendments to IAS 12)
In May 2023, amendments to IAS 12 were published and adopted from that date. The amendments introduce a temporary mandatory relief from accounting for deferred taxes arising from the jurisdictional implementation of the Organisation for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS) Pillar Two Model Rules (Pillar Two or Pillar Two income taxes). On June 20, 2023, the UK substantively enacted Pillar Two. The adoption of Pillar Two by the jurisdictions in which Shell operates is not expected to have a significant impact (see Note 22). As required by the amendments to IAS 12, Shell has applied the exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.
Nature of the Consolidated Financial Statements
The Consolidated Financial Statements are presented in US dollars (dollars) and comprise the financial statements of the Company and its subsidiaries, being those entities over which the Company has control, either directly or indirectly, through exposure or rights to their variable returns and the ability to affect those returns through its power over the entities. Information about subsidiaries at December 31, 2023, can be found in "Exhibit 8.1: Significant subsidiaries and other related undertakings (audited)".

221	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
2. Material accounting policies, judgements and estimates continued
Subsidiaries are consolidated from the date on which control is obtained until the date that such control ceases, using consistent accounting policies. All inter-company balances and transactions, including unrealised profits arising from such transactions, are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Non-controlling interest represents the proportion of income, other comprehensive income and net assets in subsidiaries that is not attributable to the Company's shareholders.
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
On consolidation, assets and liabilities of non-dollar entities are translated to dollars at year-end rates of exchange, while their statements of income, other comprehensive income and cash flows are translated at monthly average rates. Prior to January 1, 2023, these currency translations were performed at quarterly average rates. This change has no significant impact on Shell's financial reporting. The resulting translation differences are recognised as currency translation differences within other comprehensive income. Upon sale of all or part of an interest in, or upon liquidation of, an entity, the appropriate portion of cumulative currency translation differences related to that entity is generally recognised in income.
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
Revenue resulting from hydrocarbon production from properties in which Shell has an interest with partners in joint arrangements is recognised on the basis of Shell's volumes lifted and sold. Revenue resulting from the production of oil and natural gas under production-sharing contracts (PSCs) is recognised for those amounts relating to Shell's cost recoveries and Shell's share of the remaining production. Gains and losses on derivative contracts and the revenue and costs associated with other contracts that are classified as held primarily for the purpose of being traded are reported on a net basis in the Consolidated Statement of Income. Purchases and sales of hydrocarbons under exchange contracts that are necessary to obtain or reposition feedstocks for the refinery operations are presented net in the Consolidated Statement of Income.
Revenue resulting from arrangements that are not considered contracts with customers is presented as revenue from other sources.
Research and development
Development costs that are expected to generate probable future economic benefits are capitalised as intangible assets. All other research and development expenditure is recognised in the Consolidated Statement of Income as incurred.
Exploration costs
Hydrocarbon exploration costs are accounted for under the successful efforts method: exploration costs are recognised in the Consolidated Statement of Income when incurred, except that exploratory drilling costs, including in respect of the recapitalisation of depreciation, are included in property, plant and equipment pending determination of proved reserves. Exploration costs capitalised in respect of exploration wells that are more than 12 months old are written off unless: (a) proved reserves are booked; or (b) (i) they have found commercially producible quantities of reserves; and (ii) they are subject to further exploration or appraisal activity in that either drilling of additional exploratory wells is under way or firmly planned for the near future or other activities are being undertaken to sufficiently progress the assessing of reserves and the economic and operating viability of the project.
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
Property, plant and equipment and intangible assets other than goodwill are subsequently carried at cost less accumulated depreciation, depletion and amortisation (including any impairment). Gains and losses on sale are determined by comparing the proceeds with the carrying amounts of assets sold and are recognised in the Consolidated Statement of Income, within interest and other income.

222	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
2. Material accounting policies, judgements and estimates continued
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
Depreciation, depletion and amortisation
Property, plant and equipment related to hydrocarbon production activities are in principle depreciated on a unit-of-production basis over the proved developed reserves of the field concerned, other than assets whose useful lives differ from the lifetime of the field which are depreciated applying the straight-line method. For certain Integrated Gas and Upstream assets, the use of proved developed reserves, which are determined using the Securities and Exchange Commission (SEC) mandated yearly average oil and gas prices, could result in depreciation charges for these assets which do not reflect the pattern in which their future economic benefits are expected to be consumed as, for example, it may result in assets with long-term expected lives having accelerated or being fully depreciated within one year. Therefore, in these instances, other approaches are applied to determine a reserves base for the purpose of calculating depreciation, such as using management's expectations of future oil and gas prices rather than yearly average prices and using total proved reserves to provide a phasing of periodic depreciation charges that more appropriately reflects the expected utilisation of the assets concerned. (See Note 11)
Rights and concessions in respect of proved properties are depleted on the unit-of-production basis over the total proved reserves of the relevant area. Where individually insignificant, unproved properties may be grouped and depreciated based on factors such as the average concession term and past experience of recognising proved reserves.
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
Value in use is determined as the amount of estimated risk-adjusted discounted future cash flows. For this purpose, assets are grouped into cash-generating units based on separately identifiable and largely independent cash inflows. Estimates of future cash flows used in the evaluation of impairment of assets are made using management's forecasts of commodity prices, market supply and demand, potential costs associated with operational greenhouse gas (GHG) emissions, mainly related to CO₂, and forecast product, refining and chemical margins. In addition, management takes into consideration the expected useful lives of the manufacturing facilities, exploration and production assets, and expected production volumes. The latter takes into account assessments of field and reservoir performance and includes expectations about both proved reserves and volumes that are expected to constitute proved reserves in the future (unproved volumes), which are risk-weighted utilising geological, production, recovery and economic projections. Cash flow projections are based on management's most recent Operating Plan that represents management's best estimate and are risked as appropriate. The discount rate is based on a nominal post-tax weighted average cost of capital (WACC). Using a post-tax discount rate to calculate value in use does not result in a materially different outcome than using a pre-tax discount rate. (See Note 12).
Impairments are reversed as applicable to the extent that the events or circumstances that triggered the original impairment have changed.
Impairment losses and reversals are reported within depreciation, depletion and amortisation.
Upon classification of an asset as held for sale, the carrying amount is impaired if this exceeds the fair value less costs to sell.

223	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
2. Material accounting policies, judgements and estimates continued

Judgements and estimates
Proved oil and gas reserves
Unit-of-production depreciation, depletion and amortisation charges are principally measured based on management's estimates of proved developed oil and gas reserves. Also, exploration drilling costs are capitalised pending the results of further exploration or appraisal activity (successful efforts method), which may take place for several years before the final investment decision on a development project is taken and before any related proved reserves can be booked.
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
Changes to estimates of proved developed reserves affect prospectively the amounts of depreciation, depletion and amortisation charged and, consequently, the carrying amounts of exploration and production assets. Generally, in the normal course of business the diversity of the asset portfolio will limit the net effect of such revisions. The outcome of, or assessment of plans for, exploration or appraisal activity may result in the related capitalised exploration drilling costs being recognised in the Consolidated Statement of Income in that period.
Judgement is involved in determining when to use an alternative reserves base in order to appropriately reflect the expected utilisation of the assets concerned (see "Depreciation, depletion and amortisation").
Information about the carrying amounts of exploration and production assets and the amounts charged to the Consolidated Statement of Income, including depreciation, depletion and amortisation and the quantitative impact of the use of an alternative reserves base, is presented in Note 11.
Impairment
For the purposes of determining whether impairment of assets has occurred, and the extent of any impairment loss or its reversal, the key assumptions management uses in estimating risk-adjusted future cash flows for value in use measures are future oil and gas prices and product margins including refining and chemical margins. In addition, management uses other assumptions such as potential costs associated with operational GHG emissions, market supply and demand, expected production volumes and forecast expenditure. These assumptions and the judgements of management that are based on them are subject to change as new information becomes available. Changes in assumptions could affect the carrying amounts of assets, and any impairment losses and reversals will affect income. Changes in economic conditions can affect the rate used to discount future cash flow estimates or the risk adjustment in the future cash flows. Judgement is applied to conclude whether changes in assumptions or economic conditions are an indicator that an asset may be impaired or that an impairment loss recognised in prior periods may no longer exist, or may have decreased.
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
Estimation is involved with respect to the expected life of energy and chemicals parks, including management's view on the future development of refining margins.
The determination of cash-generating units requires judgement. Changes in this determination could impact the calculation of value in use and therefore the conclusion on the recoverability of assets' carrying amounts when performing an impairment test.
Judgement, which is subject to change as new information becomes available, can be required in determining when an asset is classified as held for sale. A change in that judgement could result in impairment charges affecting income, depending on whether classification requires a write-down of the asset to its fair value less costs to sell.
In assessing the value in use, the estimated risk-adjusted future post-tax cash flows are discounted to their present value using a post-tax discount rate that reflects Shell's post-tax WACC. (See Note 12). The level of risking reflected in the cash flow assumptions is a consideration in management's assessment of the discount rate to be applied in order to avoid duplication of systemic and asset-specific risking in calculating value in use, and to ensure the discount rate applied is commensurate with risks included in forecast cash flows.
Significant estimates
Assumptions about future commodity prices and refining and chemical margins used in the impairment testing in, respectively, Integrated Gas and Upstream and Chemicals and Products (see Note 12) are regularly assessed by management, noting that management does not necessarily consider short-term increases or decreases in prices as being indicative of long-term levels.
The price methodology applied is based on Shell management's understanding and interpretation of demand and supply fundamentals in the near term, taking into account various other factors such as industry rationalisation and energy transition in the long term.
Future commodity prices and refining margins used in impairment testing provide a source of estimation uncertainty as referred to in paragraph 125 of IAS 1 Presentation of Financial Statements (IAS 1.125).
Information about the carrying amounts of assets and impairments and their sensitivity to changes in significant estimates is presented in Note 12.

224	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
2. Material accounting policies, judgements and estimates continued
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
Goodwill is not amortised and is subsequently measured at the initial amount recognised less any accumulated impairment losses. (See Note 12).
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
At the commencement of a lease contract, a lease liability and a corresponding right-of-use asset are recognised, unless the lease term is 12 months or less. The commencement date of a lease is the date on which the underlying asset is made available for use. The lease liability is measured at an amount equal to the present value of the lease payments during the lease term that are not paid at that date. The lease liability includes contingent rentals and variable lease payments that depend on an index, rate, or where they are fixed payments in substance. The lease liability is remeasured when the contractual cash flows of variable lease payments change due to a change in an index or rate when the lease term changes following a reassessment.
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
In general, a corresponding right-of-use asset is recognised for an amount equal to each lease liability, adjusted by the amount of any pre-paid lease payment relating to the specific lease contract. The depreciation on right-of-use assets is recognised in the Consolidated Statement of Income unless capitalised as exploration drilling cost (see "exploration cost") or capitalised when the right-of-use asset is used to construct another asset.
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

225	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
2. Material accounting policies, judgements and estimates continued
Joint arrangements and associates
Arrangements under which Shell has contractually agreed to share control (see "Nature of the Consolidated Financial Statements" for the definition of control) with another party or parties are joint ventures where the parties have rights to the net assets of the arrangement, or joint operations where the parties have rights to the assets and obligations for the liabilities relating to the arrangement. Investments in entities over which Shell has significant influence but neither control nor joint control are classified as associates. Information about incorporated joint arrangements and associates at December 31, 2023, can be found in "Exhibit 8.1: Significant subsidiaries and other related undertakings (audited)".
Investments in joint ventures and associates are accounted for using the equity method, under which the investment is initially recognised at cost and subsequently adjusted for the Shell share of post-acquisition income less dividends received and the Shell share of other comprehensive income and other movements in equity, together with any loans of a long-term investment nature. Where necessary, adjustments are made to the financial statements of joint ventures and associates to bring the accounting policies used into line with those of Shell. In an exchange of assets and liabilities for an interest in a joint venture, the non-Shell share of any excess of the fair value of the assets and liabilities transferred over the pre-exchange carrying amounts is recognised in the Consolidated Statement of Income. Unrealised gains on other transactions between Shell and its joint ventures and associates are eliminated to the extent of Shell's interest in them; unrealised losses are treated similarly but may also result in an assessment of whether the asset transferred is impaired.
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

226	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
2. Material accounting policies, judgements and estimates continued

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
Obligations under defined benefit plans are calculated annually by independent actuaries using the projected unit credit method, which takes into account employees' years of service and, for pensions, average or final pensionable remuneration, and are discounted to their present value using interest rates of high-quality corporate bonds denominated in the currency in which the benefits will be paid and of a duration consistent with the plan obligations. Where plans are funded, payments are made to independently managed trusts; assets held by those trusts are measured at fair value. Defined benefit plan surpluses are recognised as assets to the extent that they are considered recoverable, which is generally by way of a refund or lower future employer contributions.
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

Provisions
Provisions are recognised at the balance sheet date at management's best estimate of the expenditure required to settle the present obligation. Non-current amounts are discounted at a rate intended to reflect the time value of money. The carrying amounts of provisions and the discount rate applied are regularly reviewed and adjusted for new facts or changes in law, technology or financial markets.

227	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
2. Material accounting policies, judgements and estimates continued
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
Other provisions are recognised in the Consolidated Statement of Income in the period in which an obligation arises and the amount can be reasonably estimated. Provisions are measured based on current legal requirements and existing technology where applicable. Recognition of any joint and several liability is based on management's best estimate of the final pro rata share of the liability. Provisions are determined independently of expected insurance recoveries. Recoveries are recognised when virtually certain of realisation.

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

228	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
2. Material accounting policies, judgements and estimates continued
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
Contracts to buy or sell a non-financial item that can be settled net in cash are accounted for as financial instruments, with the exception of those contracts that were entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with Shell's expected purchase, sale or usage requirements. Gains or losses arising from changes in the fair value of derivatives that are not designated as effective hedging instruments are recognised in income.
Certain derivative contracts qualify and are designated either: as a fair value hedge of the change in fair value of a recognised asset or liability or an unrecognised firm commitment; or as a cash flow hedge for the change in cash flows to be received or paid relating to a recognised asset or liability or a highly probable forecast transaction; or as a net investment hedge of the change in foreign exchange rates associated with net investments in foreign operations with a different functional currency than Shell's functional currency.
A change in the fair value of a hedging instrument designated as a fair value hedge is recognised in income, together with the consequential adjustment to the carrying amount of the hedged item. The effective portion of a change in fair value of a derivative contract designated as a cash flow hedge is recognised in other comprehensive income until the hedged transaction occurs; any ineffective portion is recognised in income. Where the hedged item is a non-financial asset or liability, the amount in accumulated other comprehensive income is transferred to the initial carrying amount of the asset or liability (reclassified to the balance sheet); a net investment hedge is accounted for similarly to a cash flow hedge. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognised in other comprehensive income while any gains or losses relating to the ineffective portion are recognised in the Consolidated Statement of Income. On disposal of the foreign operation, the cumulative value of any such gains or losses recorded in other comprehensive income is reclassified to the Consolidated Statement of Income.
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
Derivatives that are held primarily for the purpose of trading are presented as current in the Consolidated Balance Sheet.

229	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
2. Material accounting policies, judgements and estimates continued

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

Share-based compensation plans
The fair value of share-based compensation expense arising from the Performance Share Plan (PSP) and the Long-term Incentive Plan (LTIP) - Shell's main equity-settled plans - is estimated using the average Monte Carlo fair values and is recognised in income from the date of grant over the vesting period with a corresponding increase directly in equity. The model projects and averages the results for a range of potential outcomes for the vesting conditions, the principal assumptions for which are the share price volatility and dividend yields for Shell and four of its main competitors using respectively three years and 10 years of historical data.
Shares held in trust
Shares in the Company, which are held by employee share ownership trusts and trust-like entities, are not included in assets but are reflected at cost as a deduction from equity as shares held in trust.
Acquisitions and sales of interests in a business
Assets acquired and liabilities assumed when control is obtained over a business, and when an interest or an additional interest is acquired in a joint operation which is a business, are recognised at their fair value at the date of the acquisition; the amount of the purchase consideration above this value is recognised as goodwill. When control is obtained, any non-controlling interest is recognised as the proportionate share of the identifiable net assets. The acquisition of a non-controlling interest in a subsidiary and the sale of an interest while retaining control are accounted for as transactions within equity. The difference between the purchase consideration or sale proceeds after tax and the relevant proportion of the non-controlling interest, measured by reference to the carrying amount of the interest's net assets at the date of acquisition or sale, is recognised in retained earnings as a movement in equity attributable to Shell plc shareholders.
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

230	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
2. Material accounting policies, judgements and estimates continued
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

3. Changes to IFRS not yet adopted
As from January 1, 2024, various amendments to IFRS standards will apply that do not have a material impact on Shell.

4. Climate change and energy transition
This note describes how Shell has considered climate-related impacts in key areas of the financial statements and how this translates into the valuation of assets and measurement of liabilities as Shell makes progress in the energy transition. The note is structured as follows:
Climate change and energy transition

Financial planning and assumptions
Carrying value of assets
Integrated Gas and Upstream
Chemicals and Products
Marketing
Renewables and Energy Solutions
Portfolio changes
Estimated useful life
Price sensitivities using climate pricelines
Carbon price sensitivities
Portfolio changes
Estimated useful life
Price sensitivities – chemical and refining margins
Carbon price sensitivities
Discount rate sensitivity
Global oil and gas demand considerations
Deferred tax assets
Decommissioning and other provisions
Onerous contracts
Dividend resilience
Physical risks

231	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
4. Climate change and energy transition continued
Note 2 Material accounting policies, judgements and estimates describes uncertainties, including those that have the potential to have a material effect on the Consolidated Balance Sheet in the next 12 months. This note describes the key areas of climate impacts that potentially have short-, medium- and longer-term effects on amounts recognised in the Consolidated Balance Sheet at December 31, 2023. Where relevant, this note contains references to other notes to the Consolidated Financial Statements and aims to provide an overarching summary of the energy transition impact.
In 2021, Shell launched its Powering Progress strategy to become a net-zero emissions energy business by 2050. The strategy aims to deliver more value with less emissions. Targets include reduction of absolute emissions from operations and the energy Shell buys to run them, compared with 2016 baseline. Shell's targets include reducing Scope 1 and 2 emissions on a net basis under operational control by 50% by 2030, compared with 2016 baseline, achieving near-zero methane emissions for operated oil and gas assets by 2030 and eliminating routine gas flaring from Shell's upstream-operated assets by 2025 (subject to the completion of the divestment of Shell's interest in The Shell Petroleum Development Company of Nigeria Limited (SPDC)). Shell's target is to reduce the net carbon intensity of energy products sold by 9-12% by 2024, 9-13% by 2025, 15-20% by 2030 and 100% by 2050, compared to a 2016 baseline. In March 2024, Shell set a new ambition to reduce customer emissions (Scope 3, Category 11) related to the use of oil products sold by 15-20% by 2030, compared with 2021.

Financial planning and assumptions
This section provides an overview of key assumptions used for financial planning related to climate change and the energy transition. These assumptions that underpin the amounts recognised in these financial statements -- such as future oil and gas prices, future chemical and refining margins, discount rates, future costs of decommissioning and restoration, carbon emission cost and deferred tax assets - take climate change and energy transition into account and are similarly used for impairment testing of carrying amounts of assets. The areas described focus on those most pertinent to Shell's business and how financial planning and assumptions interact with scenarios. Subsequently, the sensitivity of carrying amounts to commodity prices, carbon emission costs, chemical and refining margins, discount rates and demand, if different assumptions were applied, is described.
There is no one single scenario that underpins the financial statements. Shell scenarios are designed to challenge management's perspectives on the future business environment and stretch management to consider events that may be only remotely possible. As a result, these scenarios are not intended to be predictions of likely future events or outcomes and are not the basis for Shell's financial statements and Operating Plans.
Shell scenarios and the range of possible outcomes inform the development of Shell's strategy and Shell's view on future oil and gas price outlooks, refining margins and chemical margins. The oil and gas price outlooks are one of the key assumptions that underpin Shell's financial statements. Shell's scenarios inform high-, mid- and low-price outlooks. The mid-price outlook represents management's reasonable best estimate and is the basis for Shell's financial statements, Operating Plans and impairment testing. Impairment testing applies management's reasonable best estimates across the full life cycle of assets, which may go beyond the operating plan period.
Shell's targets including to reduce absolute Scope 1 and 2 emissions on a net basis [A] by 50% by 2030, compared with 2016 baseline, and a 15-20% reduction of net carbon intensity [B] by 2030 have been included in Shell's Operating Plan. The Operating Plan also includes expected costs for evolving carbon regulations (see section "Carbon price sensitivities" below) based on a forecast of Shell's equity share of emissions from operated and non-operated assets, also taking into account the estimated impact of free allowances. For impairment testing purposes key assumptions that underpin the amounts recognised in the Consolidated Balance Sheet, such as future oil and gas prices, refining margins, chemical margins, discount rates, future costs of decommissioning and restoration, carbon emission cost and tax rates, all go beyond the planning horizon in the Operating Plan and do take climate change and energy transition into account.
[A]Operational control boundary.
[B]GHG emissions based on the energy product sales included in the net carbon intensity (NCI) using equity boundary.

Goodwill, other intangible assets, property, plant and equipment, and joint ventures and associates
The carrying value of goodwill, other intangible assets, property plant and equipment, and joint ventures and associates by segment as at December 31 was as follows:

2023
					$ billion
	Goodwill	Other intangible assets	Property, plant and equipment	Joint ventures and associates	Total
Integrated Gas	4.9	3.2	57.7	6.1	71.9
Upstream	5.4	0.3	70.9	7.6	84.2
Chemicals and Products	0.3	2.4	36.9	4.0	43.6
Marketing	4.4	2.9	22.2	4.7	34.2
Renewables and Energy Solutions	1.7	1.5	4.8	2.0	10.0
Corporate	—	—	2.3	0.1	2.4
Total	16.7	10.3	194.8	24.5	246.3

232	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
4. Climate change and energy transition continued

2022
					$ billion
	Goodwill	Other intangible assets	Property, plant and equipment	Joint ventures and associates	Total
Integrated Gas	4.9	3.9	60.8	5.6	75.2
Upstream	5.3	0.2	74.5	7.7	87.7
Chemicals and Products	0.3	2.1	38.1	4.2	44.7
Marketing	3.3	1.8	19.1	4.4	28.6
Renewables and Energy Solutions	2.2	1.6	3.2	1.9	8.9
Corporate	—	0.1	2.9	0.1	3.1
Total	16.0	9.7	198.6	23.9	248.2
For Integrated Gas and Upstream, sensitivity to commodity prices and carbon prices has been tested (see below) covering the carrying amount of goodwill, other intangible assets, property, plant and equipment, and joint ventures and associates. Sensitivity testing was performed applying alternative price scenarios to the forecasted cash flows for the whole period until the end of life of the asset tested. For Chemicals and Products, sensitivity to chemical margins, refining margins and carbon prices has been tested (see below). Marketing and Renewables and Energy Solutions are expected to be resilient through the energy transition with limited exposure of stranded assets.
In addition, sensitivity to changes in the discount rate applied in impairment testing has also been tested (see below).
In calculating recoverable value, key assumptions are not determined in isolation, to ensure relevant interdependencies are appropriately reflected. In particular, management considers the relationship between discount rates, forecast commodity prices and cash flow risking to ensure impairment testing assumptions result in an implicit expected return which is balanced and appropriate for the asset under review. Each of the sensitivities described above has been tested under a ceteris paribus assumption where all other factors remain unchanged, and as such do not reflect the potential offsetting effects of corresponding changes in other assumptions.
Carrying value of Integrated Gas and Upstream assets

Carrying value of Integrated Gas and Upstream assets $ billion as at December 31

Carrying value of production assets $ billion as at December 31

Carrying value of exploration and evaluation assets $ billion as at December 31

Carrying amount of Integrated Gas and Upstream assets

								$ billion
	2016	2017	2018	2019	2020	2021	2022	2023
Integrated Gas	95	94	91	93	79	75	75	72
Upstream	136	128	123	119	106	91	88	84
Total at December 31	231	222	214	212	185	166	163	156

233	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
4. Climate change and energy transition continued

Carrying amount of production assets

								$ billion
	2016	2017	2018	2019	2020	2021	2022	2023
At December 31	169	154	149	141	125	112	111	105
Right of use assets				9	7	6	6	6
Total at December 31	169	154	149	150	132	118	117	111

Carrying amount of exploration and evaluation assets

								$ billion
	2016	2017	2018	2019	2020	2021	2022	2023
At December 31	19	19	18	15	9	7	6	5
Within Integrated Gas and Upstream, the assets potentially most sensitive to the energy transition are production assets and exploration and evaluation assets. Both production assets of $111 billion and exploration and evaluation assets of $5 billion are recognised within Property, plant and equipment within Integrated Gas and Upstream.
Portfolio composition and changes
Since 2016, the carrying amount of production assets in Integrated Gas and Upstream decreased from $169 billion as at December 31, 2016, to$111 billion as at December 31, 2023. Over this period, depreciation was higher than additions for each year, and disposals of property, plant and equipment with a carrying amount of $26 billion occurred. The carrying amount of capitalised exploration and evaluation expenses decreased from $19 billion as at December 31, 2016, to $5 billion at December 31, 2023. This is the result of final investment decisions, reclassifications to production assets and amounts charged to expenses exceeding additions.
Estimated useful life
The energy transition and the pace at which it progresses may impact the remaining life of assets. Integrated Gas and Upstream assets are generally depreciated using a unit-of-production methodology where depreciation generally depends on production of SEC proved reserves (see Note 2). Based on production plans of existing assets, 43%, 7% and 1% of SEC proved reserves as at December 31, 2023, would currently be left by 2030, 2040 and 2050, respectively. Based on the unit-of-production depreciation methodology applied, carrying amounts for individual assets are depreciated to nil in the same pattern as the depletion of reserves towards nil. An analysis of Integrated Gas and Upstream production assets of $111 billion as at December 31, 2023, based on planned reserves depletion shows that these assets would be significantly further depreciated under the unit-of-production method by 2030 and nearly fully depreciated by 2050. This provides a further perspective on the risk of stranded assets carried in the Consolidated Balance Sheet as at December 31, 2023.
Price sensitivities using climate pricelines
As noted, in accordance with IFRS, Shell's financial statements are based on reasonable and supportable assumptions that represent management's current best estimate of the range of economic conditions that may exist in the foreseeable future. The mid-price outlook informed by Shell's scenario planning represents management's best estimate. A change of -10% or +10% to the mid-price outlook, as an average percentage over the whole life cycle of assets, would result in around $5-8 billion (2022: $2-5 billion) impairment or $2-5 billion
(2022: $2-4 billion) impairment reversal respectively in Integrated Gas and Upstream (see Note 12). Compared with the prior year, the higher impact of a 10% decrease in commodity prices is mainly driven by lower headroom for certain assets between carrying value and recoverable value at December 31, 2023.
The energy transition will continue to bring volatility and there is significant uncertainty as to how commodity prices will develop over the next decades. Some pricelines see a structurally lower price during the transition period, while other pricelines see structurally higher commodity prices as a result of changes in supply and demand. As the risk of stranded assets is prevalent with downside price risk in energy transition scenarios, sensitivities have only been undertaken for such downside scenarios. If different price outlooks from external and often normative climate change scenarios were used, this would impact the recoverability of certain assets recognised in the Consolidated Balance Sheet as at December 31, 2023. These external scenarios are not representative of management's mid-price reasonable best estimate.
Sensitivity of carrying amounts to commodity prices described below is under the assumption that all other factors in the models used -- such as cost levels, volumes, mid-price CO2 assumptions and the discount rate -- to calculate recoverability of carrying amounts remain unchanged. Sensitivity testing has been performed by applying the alternative commodity price scenarios to cash flows for the whole period until the end of life of the assets tested, which may extend beyond the operating plan period. The alternative commodity prices were applied in the local cash flow models and thereafter aggregated by segment. Changes to commodity prices are applied because of the significant impact on Shell's business. It should be noted that a significant decrease in long-term forecasted commodity prices would probably lead to further changes, such as in portfolio choices and cost levels.
Sensitivity to changes in commodity prices in value in use calculations has been tested as follows:
Priceline 1 – Average prices from three 1.5-2 degrees Celsius external climate change scenarios: in view of the broad range of price outlooks across the various scenarios, the average of three external price outlooks was taken.

234	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
4. Climate change and energy transition continued
￮IHS Markit/ACCS 2023 – under this scenario oil prices (real terms 2023 (RT23)) gradually decrease towards $25 per barrel (/b) in 2037, gradually recovering to $63/b in 2045 with subsequent levels until 2050 ranging between $62/b and $69/b. Gas prices (RT23) are around $3 per million British thermal units (/MMBtu) until 2050 for Henry Hub. For Europe, prices decrease from $17/MMBtu in 2024 towards around $3/MMBtu in 2030, remaining around that level until 2050. For Asia, prices decrease from $18/MMBtu in 2024 towards around $3/MMBtu in 2031, staying at a level between $3 and $4/MMBtu until 2050.
￮Woodmac WM AET-1.5 degree – under this scenario oil prices (RT23) gradually decrease towards $28/b in 2050. Gas prices (RT23) are around $3/MMBtu until 2033 and subsequently some $4/MMBtu until 2046, thereafter some $3/MMBtu until 2050 for Henry Hub. For Europe, gas prices (RT23) decrease gradually from around $15/MMBtu in 2024 to some $5/MMBtu in 2050. For Asia, gas prices decrease from$15/MMBtu in 2024 to $7/MMBtu in 2031, subsequently ranging between $6/MMBtu and $10/MMBtu until 2050.
￮IEA NZE50 – under this scenario oil prices (RT23) gradually decrease towards some $26/b in 2050. Gas prices (RT23) decrease from some$5/MMBtu in 2024 to around $2/MMBtu for Henry Hub in 2030, remaining slightly below that level until 2050. For Europe and Asia, gas prices (RT23) decrease from some $26/MMBtu and $14/MMBtu respectively in 2024 to some $4/MMBtu and $6/MMBtu respectively around 2030 staying at that level until 2050.
This average priceline provides an external view of the development of commodity prices under 1.5-2 degrees Celsius external climate change scenarios over the whole period under review.
Applying this priceline to Integrated Gas assets of $72 billion (2022: $75 billion) and Upstream assets of $84 billion (2022: $88 billion) as at December 31, 2023, shows recoverable amounts that are $12-16 billion (2022: $4-6 billion) and $3-5 billion (2022: $1-2 billion) lower, respectively, than the carrying amounts as at December 31, 2023. For Integrated Gas the change in sensitivity compared with 2022 reflects lower near-term gas prices applied in the priceline for Europe and Asia, alongside lower headroom for certain assets between carrying value and recoverable value at December 31, 2023. For Upstream the change in sensitivity compared with 2022 reflects lower oil prices applied in the priceline alongside lower headroom for certain assets between carrying value and recoverable value at December 31, 2023
Priceline–2 - Hybrid Shell Plan and IEA NZE50: this priceline applies Shell's mid-price outlook for the next 10 years (see Note 12). Because of the greater uncertainty for the period after 10 years, the International Energy Agency (IEA) normative Net Zero Emissions scenario is applied. This gives less weight to the price-risk uncertainty in the first 10 years reflected in the operating plan period and applies more risk to the more uncertain subsequent periods.
Applying this priceline to Integrated Gas assets of $72 billion (2022: $75 billion) and Upstream assets of $84 billion (2022: $88 billion) as at December 31, 2023, shows recoverable amounts that are $8-10 billion (2022: $4-6 billion) and $1-3 billion (2022: $1-2 billion) lower, respectively, than the carrying amounts as at December 31, 2023. For Integrated Gas the change in sensitivity compared with 2022 is largely driven by lower near-term Shell mid-prices applied, an increased differential between the Shell mid-price and the gas prices applied in sensitivity testing for Europe and Asia from 2034 onwards and lower headroom for certain assets between carrying value and recoverable value at December 31, 2023.
Priceline–3 - IEA NZE50: this priceline applies the IEA normative Net Zero Emissions scenario over the whole period under review. This priceline has been applied in order to also reflect the sensitivity to a pure net-zero emissions scenario from the IEA.
Applying this priceline to Integrated Gas assets of $72 billion (2022: $75 billion) and Upstream assets of $84 billion (2022: $88 billion) as at December 31, 2023, shows recoverable amounts that are $15-20 billion (2022: $9-12 billion) and $3-5 billion (2022: $8-11 billion) lower, respectively, than the carrying amounts as at December 31, 2023. For Integrated Gas the change in sensitivity compared with 2022 is largely driven by an increased differential between the Shell mid-price and the gas prices applied in sensitivity testing for Europe and Asia from 2030 onwards and lower headroom for certain assets between carrying value and recoverable value at December 31, 2023. For Upstream the change in sensitivity compared with 2022 is largely driven by higher near-term oil prices applied in the priceline, partly offset by lower headroom for certain assets between carrying value and recoverable value at December 31, 2023.

235	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
4. Climate change and energy transition continued

Oil price assumptions
[A]The Network for Greening the Financial System (NGFS) is a group of 127 central banks and supervisors and 20 observers committed to sharing best practices, contributing to the development of climate– and environment–related risk management in the financial sector and mobilising mainstream finance to support the transition toward a sustainable economy. This scenario results from the NGFS GCAM model. This model embodies certain assumptions on the relationships between economic and energy output and climate interactions. This NGFS scenario shows a decline in world oil demand relative to the current policies baseline, in part a response to substitution away from fossil fuels. At the same time prices increase due to supply constraints.
[B]All figures are presented on RT23 basis unless noted differently.
The graph above shows the oil pricelines on a real-terms basis applied for the period until 2050 for Shell's mid-price outlook in comparison with the IEA announced pledges (IEA APS) scenario, the NGFS GCAM NZE 2050 scenario, the average prices from three 1.5-2 degrees Celsius external climate change scenarios (Priceline 1, above) and the IEA Net Zero Emissions by 2050 scenario (IEA NZE50, Priceline 3 above). The development of future oil prices is uncertain and oil prices have been subject to significant volatility in the past. Future oil prices may be impacted by future changes in macroeconomic factors, available supply, demand, geopolitical and other factors. The pricelines as per the scenarios NGFS GCAM NZE 2050, IEA APS, the average prices from three 1.5-2 degrees Celsius external climate change scenarios and IEA NZE50 differ from Shell's best estimate and view of the future oil price.

						RT23 $/b
	2024	2025	2030	2035	2040	2050
Shell mid-price	69	67	70	70	70	70
Average prices from four 1.5-2 degrees Celsius external climate change scenarios	94	80	50	39	37	40
IEA NZE50	86	79	43	39	34	26
NGFS GCAM NZE 2050	74	75	77	81	83	112
IEA APS	94	91	76	72	68	61

236	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
4. Climate change and energy transition continued

Sensitivity + 10% to the mid-price outlook

			$ billion
	Carrying amount		Sensitivity
	Dec 31, 2023	Dec 31, 2022	2023		2022
Integrated Gas	72	75	2	4	2	3
Upstream	84	88	—	1	—	1
Total	156	163	2	5	2	4

Sensitivity averaged from three below-two-degrees-Celsius external climate scenarios

			$ billion
	Carrying amount		Sensitivity
	Dec 31, 2023	Dec 31, 2022	2023		2022
Integrated Gas	72	75	(12)	(16)	(4)	(6)
Upstream	84	88	(3)	(5)	(1)	(2)
Total	156	163	(15)	(21)	(5)	(8)

Sensitivity IEA NZE50

			$ billion
	Carrying amount		Sensitivity
	Dec 31, 2023	Dec 31, 2022	2023		2022
Integrated Gas	72	75	(15)	(20)	(9)	(12)
Upstream	84	88	(3)	(5)	(8)	(11)
Total	156	163	(18)	(25)	(17)	(23)

Sensitivity - 10% to the mid-price outlook

			$ billion
	Carrying amount		Sensitivity
	Dec 31, 2023	Dec 31, 2022	2023		2022
Integrated Gas	72	75	(4)	(6)	(2)	(4)
Upstream	84	88	(1)	(2)	—	(1)
Total	156	163	(5)	(8)	(2)	(5)

Sensitivity Hybrid Shell Plan + IEA NZE50

			$ billion
	Carrying amount		Sensitivity
	Dec 31, 2023	Dec 31, 2022	2023		2022
Integrated Gas	72	75	(8)	(10)	(4)	(6)
Upstream	84	88	(1)	(3)	(1)	(2)
Total	156	163	(9)	(13)	(5)	(8)

Carbon price sensitivities
Carbon costs in the Operating Plan
The Operating Plan includes capital expenditure and operating costs to achieve Scope 1 and 2 emission reduction targets (see above). These include asset level abatement project costs that drive efficiencies and reduce emissions, expected costs for evolving carbon regulations based on a forecast of Shell's equity share of emissions and costs of offsets for any residual amounts.
The total capital expenditure for abatement projects in relation to efficiency improvements, energy and chemicals parks transformations and use of renewable power included in the Operating Plan is in excess of $5 billion (2022: $4 billion). Total yearly carbon emission costs in Shell's Operating Plan gradually increase from $1 billion in 2024 to $4 billion in 2033 using the mid-price scenario. The sensitivity of carrying values of assets to changes in carbon prices is described in the section below.
Methods for estimating costs vary, depending on the nature of the cost. Abatement projects costs to improve efficiencies and reduce emissions are estimated by applying a bottom-up approach where individual opportunities on an asset-level, project-by-project basis are identified.
Costs for evolving carbon regulations are based on a forecast of Shell's equity share of emissions and are included in the Operating Plan at Shell's mid-price outlook on a country-by-country basis and represent management's best estimate. In the short and near term, up to around 2030, costs for carbon emissions estimates are largely policy driven, through emission trading schemes or taxation levied by governments which currently vary significantly on a country-by-country basis. Beyond 2030, where policy predictions are more challenging, the costs for carbon emissions are estimated based on the expected costs of abatement technologies required for 2050. The estimated costs are trending towards $125 or $170 per tonne (RT23), depending on the country [A], in 2050. This outlook used for the Operating Plan sits within the middle of abatement costs range of $100-200 which incorporates a broad range of technologies.
[A] Except for the Netherlands and Norway where the estimated mid-price assumption is around $220 per tonne in 2050.

237	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
4. Climate change and energy transition continued
Sensitivity to changes in carbon price assumptions
There is significant uncertainty as to how carbon costs will develop over the next decades. These will depend on policies set by countries and the pace of the energy transition. In accordance with IFRS, Shell's financial statements are based on reasonable and supportable assumptions that represent management's current best estimate, which is policy based up to 2030 and then based on the mid-price outlook beyond 2030. As the risk of stranded assets is prevalent with higher carbon emission prices than anticipated, sensitivity analyses have only been undertaken for such a downside scenario. If the IEA NZE 2050 outlook is applied, this would impact the recoverability of certain assets recognised in the Consolidated Balance Sheet as at December 31, 2023. This scenario is not representative of management's mid-price reasonable best estimate.
Sensitivity of carrying amounts to carbon emission costs as described below is under the assumption that all other factors in the value in use models used to calculate recoverability of carrying amounts remain unchanged. Changes to carbon emission costs are applied for Integrated Gas, Upstream and Chemicals and Products because of the potential impact on Shell's business.
Applying the IEA NZE 2050 carbon price scenario to Integrated Gas assets of $72 billion (2022: $75 billion) and Upstream assets of $84 billion (2022: $88 billion), up to the end of life of these assets, shows recoverable amounts that are $2-4 billion (2022: $2-5 billion) lower for Integrated Gas and up to $1 billion lower for Upstream than the carrying amounts as at December 31, 2023.
Applying the IEA NZE 2050 carbon price scenario to Chemicals and Products assets of $44 billion shows recoverable amounts that are $3-4 billion lower than the carrying amounts as at December 31, 2023. For Chemicals and Products, increased carbon cost could however potentially be recovered partially through increased product sale prices.

Sensitivity IEA NZE 2050 carbon price scenario

				$ billion
	Carrying amount			Sensitivity
	Dec 31, 2023	Dec 31, 2022		2023		2022
Integrated Gas	72	75		(2)	(4)	(2)	(5)
Upstream	84	88		—	(1)	—	—
Chemicals and Products [A]	44			(3)	(4)
Total	200	163	[A]	(5)	(9)
[A]Excludes Chemicals and Products for 2022 for which from 2023 sensitivity to IEA NZE 2050 carbon prices has been included.
For the key regions and countries the following carbon prices per tonne (RT23) have been assumed in the Operating Plan:

	Operating plan period	Subsequent period
Region	2024-2033	2034-2050
European Union [A]	$87-$132	$134-$170
Norway	$97-$226	$226-$226
United Kingdom	$94-$145	$146-$170
Canada (Federal)	$59-$113	$113-$125
United States of America (Federal)	$0-$42	$47-$125
Australia	$29-$61	$65-$125
All other countries	$0-$55	$25-$125
[A]Except for the Netherlands where the ranges are $87-159 per tonne (2024-2033) and $163-220 per tonne (2034-2050).

238	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
4. Climate change and energy transition continued
The graph below shows the carbon pricelines per tonne for the European Union on an RT23 basis under Shell's mid-price outlook that represents the best estimate as required to be applied under IFRS, in comparison with the IEA NZE 2050 scenario. The IEA NZE 2050 scenario differs from Shell's best estimate and view of future CO2 prices. Sensitivity of carrying amounts to the IEA NZE 2050 carbon price scenario is provided above.

CO2 prices - European Union RT23 $/tonne

					RT23 $/tonne
	2024	2025	2030	2035	2040	2050
Shell mid-price	96	87	125	136	148	170
IEA NZE50	103	110	143	176	209	255

Carrying value of Chemicals and Products assets $ billion as at December 31

Carrying amount of Chemicals and Production assets

								$ billion
	2016	2017	2018	2019	2020	2021	2022	2023
Chemicals	15	16	18	22	25	27	28	25
Refineries	10	14	14	13	7	6	6	6
Other	1	8	7	12	11	11	11	13
Total at December 31	26	38	39	47	43	44	45	44

239	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
4. Climate change and energy transition continued
Within Chemicals and Products, the assets potentially most sensitive to the energy transition are refineries.
Portfolio composition and changes
Since 2016, Shell's Chemicals and Products portfolio has evolved, shifting from 15 refineries at the end of 2016 to eight at the end of 2023. During that period, Shell assumed the sole ownership of two refineries through the dissolution of the Motiva joint venture, and disposed of, converted or closed nine refineries. Further, during 2023 Shell agreed to sell one refinery (under assets held for sale at the end of 2023, see Note 18), announced the intention to sell the Singapore refining and chemicals assets and subsequently announced plans to repurpose the Rheinland refinery in Germany into a base oil manufacturing plant. The carrying amount of refineries decreased from $10 billion as at December 31, 2016, to less than $6 billion as at December 31, 2023. In line with Shell's strategy, Shell's refining footprint continues its transformation into energy and chemicals parks that will provide feedstocks for the chemicals and lubricants business, as well as other low-carbon energy products, including biofuels and hydrogen. This transformation will involve investments in assets within these energy and chemicals parks that will be recognised as separate cash-generating units and are expected to be resilient in the energy transition, and hence their carrying amounts may increase.
Estimated useful life
Refineries in the Chemicals and Products segment (carrying amount as at December 31, 2023, $6 billion (2022: $6 billion)) may be impacted under a two-degrees-Celsius or less external climate scenario.
For refineries in Chemicals and Products, depreciation of assets is on a straight-line basis over the life of the assets, starting at the date the asset becomes available for use, over a period of 20 years (see Note 2). Over the course of the energy transition, the current carrying amount of refineries will be fully depreciated, offset by anticipated investments in assets that are expected to be resilient in the energy transition as described above. Based on current depreciation of the carrying amounts as at December 31, 2023, and assuming no further investment, all refineries would be fully depreciated between four and 11 years.
In addition to refineries, further assets of $38 billion include $25 billion of assets in relation to Chemicals. This includes $15 billion for the new Pennsylvania chemical plant, which started operations in November 2022 and being a more efficient plant, it is expected to be more resilient in the energy transition. Chemical products are not produced with the aim to combust and consequently do not generate GHG emissions. Under the IEA NZE 2050 scenario chemical production volumes are not expected to decrease towards 2050, compared with current levels and hence chemical assets are expected to be resilient through the energy transition.
Other assets of $13 billion include $8 billion of assets mainly related to storage tanks, vessels, terminals and depots in trading and supply that are also expected to be resilient in the energy transition. Another $3 billion of assets relates to oil sands. Based on production plans for oil sands assets, 82%, 57% and 32% of SEC proved reserves for oil sands as at December 31, 2023, would currently be left by 2030, 2040 and 2050, respectively. Taking into consideration the carrying amount as at December 31, 2023 and depreciation under the unit-of-production methodology, this provides a further perspective on the risk of stranded oil sands assets carried in the Consolidated Balance Sheet as at December 31, 2023.
Price sensitivities
Where available Shell uses external climate scenarios for sensitivity testing. In relation to chemical and refining margin forecasts, no credible climate scenarios have been identified and consequently sensitivity testing is performed by providing sensitivity to changes in margins.
Chemical margins applied for impairment testing by reference to value in use are at an average of $252/tonne (20-year average). A change of -$30/tonne or +$30/tonne in long-term chemical margins over the entire cash flow projection period would ceteris paribus result in up to $2 billion impairment or no impairment reversal, respectively, in Chemicals and Products (see Note 12).
Refining margins applied for impairment testing by reference to value in use are at an average of $7.6/bbl (20-year). A change of -$1/bbl or +$1/bbl to the refining margin outlook over the entire cash flow projection period would ceteris paribus result in $1-2 billion impairment or up to $1 billion impairment reversal respectively in Chemicals and Products (see Note 12).
Sensitivities to carbon prices are described in the section above.

240	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
4. Climate change and energy transition continued
Carrying value of Marketing assets

Carrying value of Marketing assets $ billion as at December 31

Carrying amount of Marketing assets

							$ billion
	2017	2018	2019	2020	2021	2022	2023
At December 31	15	15	20	23	25	29	34
Portfolio composition and changes
Assets in the Marketing segment are expected to be resilient through the energy transition with a change in the product mix as the energy transition progresses. The demand for products sold — such as chemicals, lubricants, biofuels, bitumen, electric vehicle charging and convenience retail -- is not expected to decrease and is expected to increase for a variety of these products in many markets. Shell is expanding networks of refuelling stations offering low-carbon fuels, including biofuels and various gaseous fuels, such as LNG and bio-LNG. As a result, the carrying value of these assets is not expected to be impacted by the energy transition or lower commodity price scenarios.
Carrying value of Renewables and Energy Solutions assets

Carrying value of Renewables and Energy Solutions assets $ billion as at December 31

Carrying amount of Renewables and Energy Solutions assets

							$ billion
	2017	2018	2019	2020	2021	2022	2023
At December 31	1	1	3	3	5	9	10
Portfolio composition and changes
Assets in the Renewables and Energy Solutions segment are expected to be resilient through the energy transition.

241	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
4. Climate change and energy transition continued
Other energy transition considerations
Discount rate sensitivity
The discount rate applied for value in use impairment testing is based on a nominal post-tax weighted average cost of capital (WACC) and is determined at 7.5% except for the power activities in the Renewables and Energy Solutions segment where 6% is applied. The discount rate includes generic systematic risk for energy transition risk. In addition, cash flow projections applied in individual assets include specific asset risks, including risk of transition. An increase in systematic climate risk could lead to a higher WACC and consequently to a higher discount rate to be applied in impairment testing. An increase of the discount rate applied for impairment testing of 1% under the assumption that all other factors (such as commodity prices, product margins and carbon prices) in the models used to calculate recoverability of carrying amounts remain unchanged would lead to a change in the carrying amount of $2-4 billion in Integrated Gas and Upstream, and up to $1 billion in Chemicals and Products, and no significant impairment in other segments.
Global oil and gas demand considerations
A decrease in global demand and unchanged supply of oil and gas would likely lead to a decrease in price (see price sensitivity above). During 2023 Shell's production of oil and gas accounted for 1.5% and 2% of total global production of oil and gas respectively. Changes in global oil and gas demand are therefore not expected to directly impact the ability to sell volumes of oil and gas produced by Shell at market prices.
Deferred tax assets
In general, it is expected that sufficient deferred tax liabilities and forecasted taxable profits within the planning period of 10 years are available for recovery of the deferred tax assets recognised at December 31, 2023. Integrated Gas and Upstream deferred tax assets recognised are expected to be recovered within the period of production of each asset. For deferred tax assets of $241 million as at December 31, 2023 (2022: $303 million) this period extends beyond 10 years. Deferred tax assets in Chemicals and Products and in Marketing expected to be recovered in more than 10 years (between 11 and 20 years) are $455 million as at December 31, 2023 (2022: $382 million) for which the forecasted taxable profits to determine recoverability have been risked. (See Note 22).
Decommissioning and other provisions
The energy transition may result in decommissioning and restoration occurring earlier than expected. The risk on the timing of decommissioning and restoration activities for Integrated Gas and Upstream fields is limited, supported by production plans in the foreseeable future (see "Estimated useful life" above). Acceleration of decommissioning and restoration activities has also been reflected in the assessment of the appropriate discount rate. In 2021, the discount rate was revised from a 30-year to a 20-year term in line with the average remaining life of Integrated Gas and Upstream assets. On an undiscounted basis the provision for decommissioning and restoration as at December 31, 2023 was $33 billion (2022: $33 billion), recognised on a discounted basis in the Consolidated Balance Sheet as at December 31, 2023 at $19 billion (2022: $20 billion). Sensitivity to changes in the discount rate is provided in Note 24.
Historically, in Chemicals and Products, it was industry practice not to recognise decommissioning and restoration provisions associated with manufacturing facilities. This was on the basis that these assets were considered to have indefinite lives, so it was considered remote that an outflow of economic benefits would be required. In 2020, Shell considered the changed macroeconomic fundamentals, together with Shell's plans to rationalise the Group's manufacturing portfolio. Shell also reconsidered whether it remained appropriate not to recognise decommissioning and restoration provisions for manufacturing facilities. Since 2020, decommissioning and restoration provisions are recognised for certain shorter-lived manufacturing facilities (see Notes 24 and 31). The energy and chemicals parks are considered longer-lived facilities that are expected to be resilient in the energy transition, and decommissioning would generally be more than 50 years away.
Onerous contracts
Closure or early termination of activities may lead to supply contracts becoming onerous. Onerous contract provisions (see Note 24) have been recognised as at December 31, 2023, to reflect changes in expected future utilisation of certain assets. These include contracts in relation to unused terminals and refineries. The total carrying amount of the provision for onerous contracts as at December 31, 2023 was $1.1 billion (2022: $1.5 billion) principally related to contracts in relation to unused terminals and refineries.
Dividend resilience
External stakeholders have requested disclosures on how climate change affects dividend-paying capacity. If a further impairment had been recognised in 2023 using any of the climate change scenarios described above, this would not have impacted the ability to pay dividends in this financial year because of strong cash flow generation and financial reserves. Had Shell applied the IEA NZE50 scenario (see above), and if this had led to a decrease in the recoverable amount of Integrated Gas and Upstream assets of $18-25 billion and recognition of an equivalent impairment, this would not have impacted the distributable reserves available to Shell from which to pay dividends in 2023. This is on the basis that such impairment would have resulted in part-realisation of the merger reserve recognised by the Company of $234 billion as at December 31, 2023.
A forward-looking statement regarding future dividend-paying capacity cannot be provided because of unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements.

242	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
4. Climate change and energy transition continued
Physical risks
Mitigation of physical risks, whether or not related to climate change, is considered and embedded in the design and construction of Shell's projects, and/or operation of Shell's assets to minimise the risk of adverse incidents to Shell's employees and contractors, the communities where Shell operates, and Shell's equipment. The potential impact of physical changes comes from both acute and chronic physical risks. Acute risks, such as flooding and droughts, wildfires and more severe tropical storms, and chronic risks, such as rising temperatures and rising sea levels, could potentially impact some of Shell's facilities, operations and supply chains. The frequency of these hazards and impacts is expected to increase in certain high-risk locations. Extreme weather events, whether or not related to climate change, could have a negative impact on Shell's earnings, cash flows and financial condition.
In 2023 Shell carried out a detailed review to assess the impact of a range of changing climatic conditions including changes in temperature, precipitation, wind and sea levels across segments and geographies for our significant assets. Shell used IPCC climate modelling data covering three future climate scenarios (RCP2.6, RCP4.5 and RCP8.5) across the time-horizons 2025, 2030 and 2050. In the short to medium term, the risks were found to be related to factors that Shell is already aware of (whether or not related to climate change) and the assets are actively managing to mitigate, e.g. hurricane impacts in the US Gulf Coast, rising air temperatures in the Middle East and water scarcity in Europe and Asia. As an example, in recent years the Rhine river in Europe has seen historic lows during the summer months leading to challenges in the use of barges for transportation of our products. Dredging of harbours and investment in shallower-draft barges have helped to mitigate the risk. In the long term, the results of the exercise indicated that while we have evaluated against current known risk factors and our current asset portfolio, the frequency and severity of the identified risk factors may increase by 2050. The level of predictability is such that the need for investment in climate adaptation measures at the assets is not immediate and the results mean we are in a position to monitor the assets and determine whether there is any need for adaptation action, e.g. the impact of potential water scarcity on various assets. Shell tested over 70% of the carrying amount of Shell's physical assets as at December 31, 2022, to assess the potential impact of climate-related changes on Shell's significant assets. 13% (based on the carrying value) of physical assets tested are considered to be exposed to climate-related physical risks in the short to medium term which the assets are already actively managing to mitigate. In addition, we reviewed significant acquisitions made in 2023 of which none are considered to be exposed to climate-related physical risks in the short to medium term. Shell's plan reflects the impact of mitigating actions in the short to medium term. Shell will continue to monitor and assess the future exposure of Shell's assets in the longer term to changing climatic conditions to establish the need for any further adaptation actions and related metrics.
Additionally, the impact of physical climate change on Shell's operations is unlikely to be limited to the boundaries of Shell's assets. The overall impact, including how supply chains, resource availability and markets may be affected, also needs to be considered for a holistic assessment of this risk. Shell's assets manage this risk as part of broad risk and threat management processes as required by Shell's HSSE & SP Control Framework part of the wider Shell Performance Framework.

243	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
5. Emission schemes and related environmental programmes
Emission trading and related schemes
In general, emission trading schemes (ETS) are mandated governmental schemes to control emission levels and enhance clean energy transition, allowing for the trading of emission certificates. In most ETS, governments set an emission cap for one or more sectors. Generally, entities in scope of the scheme are allowed to buy emission certificates to cover shortages or sell surplus emission certificates. In certain countries, emissions are priced through a carbon tax. For Shell, the most significant carbon pricing mechanisms are established in Europe, Canada and Singapore.
Biofuel programmes
Biofuel programmes are mandated governmental schemes that set binding national targets on the share of renewables in fuel consumption or measures on reducing GHG emissions by fuel suppliers. Biofuels are blended with existing fuels, such as gasoline and diesel, to reduce net emissions. The share of biofuels in the total sales mix of fuel is used to comply with regulatory requirements. This can be achieved by the blending of biofuels in refineries and/or distribution depots (self-blending), through import of biofuels (for jurisdictions that grant biofuels certificates at the point of import) or by the purchasing of certificates from third parties (for jurisdictions that have a tradable biofuel certificates mechanism). Biofuel programmes also include regulatory requirements to pay a levy for the combustion of fossil fuels, based on CO₂ emitted – mainly related to the German Fuel Emissions Trading Act (BEHG) which has applied since January 1, 2021.
Renewable power programmes
Renewable power programmes create a financial incentive to consume power that is sourced from renewable origins or require that a minimum percentage of power sold meets the green definition of the relevant standard. These regulations are typically accompanied by schemes supporting investments in the renewable technology. Renewable power programmes generally use certificates to monitor compliance, where renewable power certificates are granted for each MWh of energy generated that meets the predefined renewable criteria. Shell's compliance obligation under renewable power programmes comes primarily from energy supply and results from regulations applying in Europe, North America and Australia.

Cost of emission schemes and related environmental programmes recognised in the Consolidated Statement of Income

	$ million
	2023	2022	2021
ETS and related schemes	493	493	331
Biofuels [A]	2,581	2,918	2,609
Renewable power	552	594	455
Total	3,626	4,005	3,395
[A]Represents the cost of biofuel certificates required for compliance purposes over and above those generated from self-blending activities.

Purchased environmental certificates (presented under Other intangible assets, see Note 10) [A]

	$ million
	ETS and related schemes	Biofuels	Renewable power	Total
At January 1, 2023	440	1,601	160	2,201
Additions	396	2,955	486	3,837
Settlements	(413)	(2,783)	(451)	(3,647)
Other movements	18	32	(50)	—
At December 31, 2023	441	1,805	145	2,391
At January 1, 2022	284	2,362	101	2,747
Additions	385	1,485	468	2,338
Settlements	(256)	(2,142)	(398)	(2,796)
Other movements	27	(104)	(11)	(88)
At December 31, 2022	440	1,601	160	2,201
[A]Relates to environmental certificates held for compliance purposes.

244	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
5. Emission schemes and related environmental programmes continued

Obligation (presented under Other payables, see Note 19)

	$ million
	ETS and related schemes		Biofuels	Renewable power	Total
At January 1, 2023
Current	(458)		(3,424)	(350)	(4,232)
Non-current	—		(422)	(56)	(478)
	(458)		(3,846)	(406)	(4,710)
Additions	(1,244)		(2,593)	(597)	(4,434)
Additions covered by government grants	762	[A]			762
Settlements	479		3,386	492	4,357
Other movements	(37)		(64)	80	(21)
	(40)		729	(25)	664

At December 31, 2023
Current	(498)		(3,012)	(343)	(3,853)
Non-current	—		(105)	(88)	(193)
	(498)		(3,117)	(431)	(4,046)
At January 1, 2022
Current	(270)		(3,262)	(273)	(3,805)
Non-current	—		(182)	(29)	(211)
	(270)		(3,444)	(302)	(4,016)
Additions	(1,237)		(2,916)	(637)	(4,790)
Additions covered by government grants	776	[A]			776
Settlements	292		2,456	499	3,247
Other movements	(19)		58	34	73
	(188)		(402)	(104)	(694)

At December 31, 2022
Current	(458)		(3,424)	(350)	(4,232)
Non-current	—		(422)	(56)	(478)
	(458)		(3,846)	(406)	(4,710)
[A]Emission certificates that were allocated free of charge at an equivalent fair value at grant date.
Environmental certificates acquired that are held for compliance purposes are recognised at cost under other intangible assets (see Note 10). In addition, a portfolio of environmental certificates is held for trading purposes and classified under inventory (see Note 2 and Note 16). Environmental certificates held for trading purposes can be redesignated for compliance purposes and then used to settle compliance obligations.
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
The figures present compliance schemes only, excluding voluntary activities.

245	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
6. Capital management
Shell manages its businesses to deliver strong cash flows to sustain its strategy and for profitable growth. Management's current priorities for applying Shell's cash are:

Balanced Capital Allocation

Enhanced shareholder distributions [A]
Targeting total shareholder distributions of 30-40% of cash flow from operating activities through the cycle (2022: 20-30%)
Around 4% annual growth
in dividend per share, subject
to Board approval (2022: 4%)
Strong balance sheet Targeting AA credit metrics through the cycle ￮Continued focus on Net debt reduction in upcycle ￮Divest for value ￮Invest for value	Disciplined investment Cash capital expenditure (see Note 7) within $22-25 billion per annum for 2024 and 2025 (2022: $23-27 billion) ￮Includes inorganic capex

[A] Total shareholder distributions (dividends + share buybacks) based on cash generation, macro-outlook and balance sheet trajectory.

7. Segment information
General information
Shell is an international energy company engaged in the principal aspects of the energy and petrochemicals industries and reports its business through segments: Integrated Gas, Upstream, Marketing, Chemicals and Products, Renewables and Energy Solutions, and Corporate.
The Integrated Gas segment includes liquefied natural gas (LNG), conversion of natural gas into gas-to-liquids (GTL) fuels and other products. It includes natural gas and liquids exploration and extraction, and the operation of the upstream and midstream infrastructure necessary to deliver these to market. The segment also includes the marketing, trading and optimisation of LNG, including LNG as a fuel for heavy-duty vehicles.
The Upstream segment includes exploration and extraction of crude oil, natural gas and natural gas liquids. It also markets and transports oil and gas, and operates the infrastructure necessary to deliver them to the market.
The Marketing segment comprises the Mobility, Lubricants, and Sectors & Decarbonisation businesses. The Mobility business operates Shell's retail network, including electric vehicle charging services. The Lubricants business produces, markets and sells lubricants for road transport, and machinery used in manufacturing, mining, power generation, agriculture and construction. The Sectors & Decarbonisation business sells fuels, speciality products and services, including low-carbon energy solutions, to a broad range of commercial customers, including the aviation, marine, and agricultural sectors.
The Chemicals and Products segment includes chemicals manufacturing plants, with their own marketing network, and refineries, which turn crude oil and other feedstocks into a range of oil products which are moved and marketed around the world for domestic, industrial and transport use. The segment also includes the pipeline business, trading and optimisation of crude oil, oil products and petrochemicals, and oil sands activities (the extraction of bitumen from mined oil sands and its conversion into synthetic crude oil).
The Renewables and Energy Solutions segment includes renewable power generation, the marketing and trading and optimisation of power and pipeline gas, as well as carbon credits, and digitally enabled customer solutions. The segment also includes production and marketing of hydrogen, development of commercial carbon capture and storage hubs, investment in nature-based projects that avoid or reduce carbon emissions, and Shell Ventures, which invests in companies that work to accelerate the energy and mobility transformation.
The Corporate segment covers the non-operating activities supporting Shell, comprising Shell's holdings and treasury organisation, its self-insurance activities and its headquarters and central functions. All finance expense and income and related taxes are included in Corporate segment earnings rather than in the earnings of business segments.

246	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
7. Segment information continued
Basis of segmental reporting
Sales between segments are based on prices generally equivalent to commercially available prices. Third-party revenue and non-current assets information by geographical area are based on the country of operation of the Group subsidiaries that report this information. Separate disclosure is provided for the UK as this is the Company's country of domicile.
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
Information by segment on a current cost of supplies basis is as follows:

2023

							$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Revenue:
Third-party	37,645	6,475	108,858	118,781	44,819	42	316,620	[A]
Inter-segment	11,560	41,230	624	2,252	4,707	—	60,373
Share of profit/(loss) of joint ventures and associates (CCS basis)	1,951	768	548	590	(96)	(3)	3,758
Interest and other income, of which:	137	671	76	61	75	1,818	2,838
Interest income	6	27	9	57	12	2,202	2,313
Net gains/(losses) on sale and revaluation of non-current assets and businesses	(22)	209	16	(61)	110	5	257
Other	153	435	51	65	(47)	(389)	268
Third-party and inter-segment purchases (CCS basis)	27,356	7,890	94,614	102,396	40,170	15	272,441
Operating expenses, of which:	4,823	9,845	9,336	11,483	3,831	642	39,960
Production and manufacturing expenses	4,529	9,186	949	7,908	2,610	58	25,240
Selling, distribution and administrative expenses	168	163	8,137	3,323	1,058	584	13,433
Research and development expenses	126	496	250	252	163	—	1,287
Exploration expenses	216	1,534	—	—	—	—	1,750
Depreciation, depletion and amortisation charge, of which:	8,903	12,463	2,335	6,411	1,159	19	31,290
Impairment losses	3,472	1,360	420	2,787	908	—	8,947	[B]
Impairment reversals	(324)	(206)	(1)	(90)	(141)	—	(762)	[C]
Interest expense	146	507	52	62	4	3,902	4,673
Taxation charge/(credit) (CCS basis)	2,803	8,377	819	(198)	1,303	90	13,194
CCS earnings	7,046	8,528	2,950	1,530	3,038	(2,811)	20,281
[A]Includes $15,607 million of revenue from sources other than from contracts with customers, which mainly comprises the impact of fair value accounting of commodity derivatives. This amount includes both the reversal of prior gains of $4,689 million related to sales contracts and prior losses of $2,074 million related to purchase contracts that were previously recognised and where physical settlement has taken place during 2023.
[B]Impairment losses comprise Property, plant and equipment ($8,182 million), Goodwill ($635 million) and Other intangible assets ($130 million). (See Note 12).
[C]Impairment reversals comprise Property, plant and equipment ($627 million) and Other intangible assets ($135 million). (See Note 12).

247	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
7. Segment information continued

2022

								$ million
	Integrated Gas		Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Revenue:
Third-party	54,751		8,352	120,638	144,342	53,190	41	381,314	[A]
Inter-segment	18,412		52,285	606	2,684	6,791	—	80,778
Share of profit/(loss) of joint ventures and associates (CCS basis)	1,219		2,111	237	374	(7)	(4)	3,930
Interest and other income, of which:	(714)		726	(104)	244	57	706	915
Interest income	43		22	—	24	(2)	959	1,046
Net gains on sale and revaluation of non-current assets and businesses	101		437	(186)	282	8	—	642
Other	(858)	[B]	267	82	(62)	51	(253)	(773)
Third-party and inter-segment purchases (CCS basis)	37,785		10,666	108,012	127,521	57,024	(28)	340,980
Operating expenses, of which:	5,237		10,365	8,383	11,362	3,590	539	39,476
Production and manufacturing expenses	4,907		9,676	810	7,583	2,520	22	25,518
Selling, distribution and administrative expenses	218		233	7,351	3,592	972	517	12,883
Research and development expenses	112		456	222	187	98	—	1,075
Exploration expenses	240		1,472	—	—	—	—	1,712
Depreciation, depletion and amortisation charge, of which:	2,211		10,334	1,900	3,289	777	18	18,529
Impairment losses	115		950	480	356	412	—	2,313	[C]
Impairment reversals	(3,449)		(2,504)	(151)	(73)	—	—	(6,177)	[D]
Interest expense	84		345	46	22	2	2,682	3,181
Taxation charge/(credit) (CCS basis)	5,899		14,070	903	935	(303)	(7)	21,497
CCS earnings	22,212		16,222	2,133	4,515	(1,059)	(2,461)	41,562
[A]Includes $11,708 million of revenue from sources other than from contracts with customers, which mainly comprises the impact of fair value accounting of commodity derivatives. This amount includes both the reversal of prior losses of $9,815 million related to sales contracts and prior gains of $7,201 million related to purchase contracts that were previously recognised and where physical settlement had taken place during 2022.
[B]Includes the full write-down of the Nord Stream 2 loan amounting to $1,126 million as a result of the withdrawal from Russian oil and gas activities.
[C]Impairment losses comprise Property, plant and equipment ($1,799 million), Goodwill ($361 million) and Other intangible assets ($153 million). (See Note 12).
[D]Impairment reversals fully comprise Property, plant and equipment. (See Note 12).

248	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
7. Segment information continued

2021

							$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Revenue:
Third-party	29,922	9,182	83,494	116,448	22,415	43	261,504	[A]
Inter-segment	8,072	35,789	254	1,890	4,675	—	50,680
Share of profit/(loss) of joint ventures and associates (CCS basis)	1,933	632	385	989	(27)	1	3,913
Interest and other income, of which:	1,596	4,592	278	37	200	353	7,056
Interest income	—	37	3	36	4	431	511
Net gains on sale and revaluation of non-current assets and businesses	1,610	4,130	285	(24)	(6)	—	5,995
Other	(14)	425	(10)	25	202	(78)	550
Third-party and inter-segment purchases (CCS basis)	20,188	9,094	70,745	103,294	26,048	(5)	229,364
Operating expenses, of which:	4,526	10,322	7,501	10,347	2,745	524	35,965
Production and manufacturing expenses	4,194	9,797	950	6,815	2,098	(32)	23,822
Selling, distribution and administrative expenses	231	186	6,384	3,375	596	556	11,328
Research and development expenses	101	339	167	157	51	—	815
Exploration expenses	122	1,301	—	—	—	—	1,423
Depreciation, depletion and amortisation charge, of which:	5,908	13,485	1,700	5,485	326	17	26,921
Impairment losses	723	920	129	2,248	45	—	4,065	[B]
Impairment reversals	(204)	(9)	(1)	—	—	—	(214)	[C]
Interest expense	71	333	27	44	—	3,132	3,607
Taxation charge/(credit) (CCS basis)	2,648	6,057	903	(210)	(342)	(665)	8,391
CCS earnings	8,060	9,603	3,535	404	(1,514)	(2,606)	17,482
[A]Includes $126 million of revenue from sources other than from contracts with customers, which mainly comprises the impact of fair value accounting of commodity derivatives. This amount includes both the reversal of prior losses of $4,824 million related to sales contracts and prior gains of $4,892 million related to purchase contracts that were previously recognised and where physical settlement had taken place during 2021.
[B]Impairment losses comprise Property, plant and equipment ($3,894 million), Goodwill ($167 million) and Other intangible assets ($4 million). (See Note 12).
[C]Impairment reversals fully comprise Property, plant and equipment. (See Note 12).

Reconciliation of CCS earnings to income for the period

	$ million
	2023	2022	2021
Income attributable to Shell plc shareholders	19,359	42,309	20,101
Income attributable to non-controlling interest	277	565	529
Income for the period	19,636	42,874	20,630
Current cost of supplies adjustment:
Purchases	815	(1,714)	(3,772)
Taxation	(203)	444	808
Share of profit of joint ventures and associates	33	(42)	(184)
Current cost of supplies adjustment	645	(1,312)	(3,148)
Of which:
Attributable to Shell plc shareholders	650	(1,196)	(3,029)
Attributable to non-controlling interest	(5)	(116)	(119)
CCS earnings	20,281	41,562	17,482
Of which:
CCS earnings attributable to Shell plc shareholders	20,008	41,113	17,072
CCS earnings attributable to non-controlling interest	273	449	410

249	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
7. Segment information continued
Information by geographical area is as follows:

2023

						$ million
	Europe		Asia, Oceania, Africa	USA	Other Americas	Total
Third-party revenue, by origin	118,135	[A]	99,967	70,291	28,227	316,620
Goodwill, other intangible assets, property, plant and equipment, joint ventures and associates at December 31	48,008	[B]	91,374	57,261	49,562	246,205
[A]Includes $44,815 million that originated from the UK.
[B]Includes $21,478 million located in the UK.

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
Cash capital expenditure
Cash capital expenditure is a measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance.

2023

							$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Capital expenditure	3,491	8,249	5,563	3,106	2,314	270	22,993	[A]
Investments in joint ventures and associates	705	94	49	84	261	9	1,202	[A]
Investments in equity securities	—	—	—	2	106	89	197	[A]
Cash capital expenditure*	4,196	8,343	5,612	3,192	2,681	368	24,392
[A]See Consolidated Statements of Cash Flows.
* Non-GAAP measure (see page 329).

250	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
7. Segment information continued

2022

							$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Capital expenditure	3,433	8,020	4,527	3,835	2,610	175	22,600	[A]
Investments in joint ventures and associates	832	123	304	2	703	9	1,973	[A]
Investments in equity securities	—	—	—	1	156	103	260	[A]
Cash capital expenditure*	4,265	8,143	4,831	3,838	3,469	287	24,833
[A]See Consolidated Statements of Cash Flows.

2021

							$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Capital expenditure	3,306	6,277	2,122	5,091	2,069	135	19,000	[A]
Investments in joint ventures and associates	196	(109)	148	80	154	10	479	[A]
Investments in equity securities	—	—	3	4	136	75	218	[A]
Cash capital expenditure*	3,502	6,168	2,273	5,175	2,359	220	19,697
[A]See Consolidated Statements of Cash Flows.

8. Interest and other income

$ million
	2023	2022	2021
Interest income	2,313	1,046	511
Dividend income (from investments in equity securities)	49	216	91
Net gains on sale and revaluation of non-current assets and businesses	257	642	5,995
Net foreign exchange (losses)/gains on financing activities	(458)	(340)	118
Other	677	(649)	341
Total	2,838	915	7,056
Other includes amounts recognised in respect of sublease income from partners in joint operations (2023: $418 million, 2022: $319 million, 2021: $313 million).
In 2022, Other included the full write-down of the Nord Stream 2 loan amounting to $1,126 million as a result of Shell's withdrawal from Russian oil and gas activities. In 2021, net gains on sale of non-current assets and businesses arose mainly in respect of gains on the sale of Integrated Gas assets in Australia and Norway, and Upstream assets in the USA and Nigeria.

9. Interest expense

$ million
	2023	2022	2021
Interest incurred and similar charges	2,669	1,971	2,086
Interest expense related to leases	1,772	1,724	1,987
Less: interest capitalised	(532)	(950)	(917)
Other net losses/(gains) on fair value and cash flow hedges of debt	45	(71)	1
Accretion expense	719	507	450
Total	4,673	3,181	3,607
The rate applied in determining the amount of interest capitalised in 2023 was 4.0% (2022: 4.0%; 2021: 4.0%).
* Non-GAAP measure (see page 329).

251	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
10. Goodwill and other intangible assets

2023

	$ million
		Other intangible assets
	Goodwill	LNG off-take and sales contracts	Environmental certificates	Other		Total
Cost
At January 1	17,557	9,833	2,201	8,158		20,192
Additions	1,436	—	3,837	1,721	[C]	5,558
Sales, retirements and other movements [A]	(506)	(99)	(3,714)	(376)		(4,189)
Currency translation differences	55	—	67	139		206
At December 31	18,542	9,734	2,391	9,642		21,767
Depreciation, depletion and amortisation, including impairments
At January 1	1,518	6,060		4,470		10,530
Charge for the year [B]	635	790		442		1,232
Sales, retirements and other movements [A]	(296)	(99)		(222)		(321)
Currency translation differences	25	—		73		73
At December 31	1,882	6,751		4,763		11,514
Carrying amount at December 31	16,660	2,983	2,391	4,879	[D]	10,253
[A]Includes the reclassification of assets classified as held for sale. (See Note 18).
[B]Includes impairment losses and reversals. (See Note 12).
[C]Includes feedstock supply contracts and intellectual property rights ($948 million) from an acquisition in Marketing and software ($357 million) primarily in Integrated Gas and Marketing.
[D]Includes software ($829 million), power purchase agreements, retail customer relationships and trademarks.

2022

	$ million
		Other intangible assets
	Goodwill	LNG off-take and sales contracts	Environmental certificates	Other		Total
Cost
At January 1	16,117	9,833	2,747	6,679		19,259
Additions	1,954	—	2,338	1,263	[C]	3,601
Sales, retirements and other movements [A]	(351)	—	(2,749)	459	[D]	(2,290)
Currency translation differences	(163)	—	(135)	(243)		(378)
At December 31	17,557	9,833	2,201	8,158		20,192
Depreciation, depletion and amortisation, including impairments
At January 1	1,197	5,267		4,219		9,486
Charge for the year [B]	360	793		532		1,325
Sales, retirements and other movements [A]	—	—		(137)		(137)
Currency translation differences	(39)	—		(144)		(144)
At December 31	1,518	6,060		4,470		10,530
Carrying amount at December 31	16,039	3,773	2,201	3,688	[E]	9,662
[A]Includes the reclassification of assets classified as held for sale. (See Note 18).
[B]Includes impairment losses and reversals. (See Note 12).
[C]Includes other intangible assets ($1,010 million) mainly acquired through acquisitions in Marketing and Renewables and Energy Solutions.
[D]Includes the reclassification from goodwill following the completion of a purchase price allocation in Renewables and Energy Solutions.
[E]Includes software ($583 million), power purchase agreements, retail customer relationships and trademarks.
Goodwill at December 31, 2023, related principally to the acquisition of BG Group plc in 2016, allocated to Integrated Gas ($4,945 million) and Upstream ($5,294 million) at the operating segment level, and to Pennzoil-Quaker State Company ($1,665 million), a lubricants business in the Marketing segment based largely in North America.
Additions to goodwill in 2023 of $1,436 million mainly related to goodwill recognised from acquisitions in Marketing ($1,304 million) and Renewables and Energy Solutions ($132 million).

252	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
11. Property, plant and equipment

2023 [A]

	$ million
	Exploration and production
	Exploration and evaluation	Production	Manufacturing, supply and distribution	Other	Total
Cost
At January 1	11,565	277,016	106,785	39,595	434,961
Additions	2,161	10,731	5,910	7,029	25,831
Sales, retirements and other movements [B]	(5,164)	(1,153)	(1,016)	(1,387)	(8,720)
Reclassifications [C]	—	(2,779)	527	2,252	—
Currency translation differences	73	1,855	863	207	2,998
At December 31	8,635	285,670	113,069	47,696	455,070
Depreciation, depletion and amortisation, including impairments
At January 1	5,162	159,662	56,901	14,594	236,319
Charge for the year [D]	731	18,202	8,295	2,687	29,915
Sales, retirements and other movements [B]	(2,609)	(2,000)	(2,083)	(1,394)	(8,086)
Reclassifications [C]	—	(2,217)	63	2,154	—
Currency translation differences	39	1,326	650	72	2,087
At December 31	3,323	174,973	63,826	18,113	260,235
Carrying amount at December 31	5,312	110,697	49,243	29,583	194,835
[A]Includes right-of-use assets under leases. (See Note 21).
[B]Includes the reclassification of assets classified as held for sale. (See Note 18).
[C]Reclassifications of right-of-use assets. (See Note 21).
[D]Includes impairment losses and reversals. (See Note 12).

2022 [A]

	$ million
	Exploration and production
	Exploration and evaluation	Production	Manufacturing, supply and distribution	Other	Total
Cost
At January 1	12,679	285,903	104,182	34,005	436,769
Additions	1,564	11,954	6,928	7,808	28,254
Sales, retirements and other movements [B]	(2,469)	(14,541)	(2,548)	(242)	(19,800)
Currency translation differences	(209)	(6,300)	(1,777)	(1,976)	(10,262)
At December 31	11,565	277,016	106,785	39,595	434,961
Depreciation, depletion and amortisation, including impairments
At January 1	5,580	167,530	55,131	13,596	241,837
Charge for the year [C]	397	9,709	5,149	2,055	17,310
Sales, retirements and other movements [B]	(765)	(13,207)	(2,054)	(396)	(16,422)
Currency translation differences	(50)	(4,370)	(1,325)	(661)	(6,406)
At December 31	5,162	159,662	56,901	14,594	236,319
Carrying amount at December 31	6,403	117,354	49,884	25,001	198,642
[A]Includes right-of-use assets under leases. (See Note 21).
[B]Includes the reclassification of assets classified as held for sale. (See Note 18).
[C]Includes impairment losses and reversals. (See Note 12).

253	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
11. Property, plant and equipment continued
The carrying amount of property, plant and equipment at December 31, 2023, included $28,135 million (2022: $27,277 million) of assets under construction. This amount excludes exploration and evaluation assets.
The carrying amount of exploration and production assets at December 31, 2023, included rights and concessions in respect of proved and unproved properties of $6,097 million (2022: $7,662 million). Exploration and evaluation assets principally comprise rights and concessions in respect of unproved properties and capitalised exploration drilling costs.
The total contractual commitments for the purchase and lease of property, plant and equipment at December 31, 2023, amounted to $12,419 million of which $8,594 million related to lease commitments.

Capitalised exploration drilling costs

	$ million
	2023	2022	2021
At January 1	2,911	3,015	3,654
Additions pending determination of proved reserves	1,967	1,298	1,024
Amounts charged to expense	(868)	(881)	(639)
Reclassifications to productive wells on determination of proved reserves	(874)	(531)	(577)
Other movements	—	10	(447)
At December 31	3,136	2,911	3,015

	Projects		Wells
	Number	$ million	Number	$ million
Between 1 and 5 years	13	721	14	353
Between 6 and 10 years	6	704	22	708
Between 11 and 15 years	2	69	20	390
Between 16 and 20 years	2	124	8	167
Total	23	1,618	64	1,618
Exploration drilling costs capitalised for periods greater than one year at December 31, 2023, analysed according to the most recent year of activity, are presented in the table above. These comprise $273 million relating to five projects where drilling activities were under way or firmly planned for the future, and $1,345 million relating to 18 projects awaiting development concepts.

254	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
12. Impairment of property, plant and equipment, goodwill and other intangible assets

Impairments

	$ million
	2023	2022	2021
Impairment losses
Goodwill	635	361	167
Intangible assets other than goodwill	130	153	4
Property, plant and equipment, of which [A]	8,182	1,799	3,894
Exploration and production	4,820	868	1,533
Manufacturing, supply and distribution	2,785	474	2,340
Other	577	457	21
Total [B]	8,947	2,313	4,065
Impairment reversals
Intangible assets other than goodwill	135	—	—
Property, plant and equipment, of which [A]	627	6,177	214
Exploration and production	528	5,954	213
Manufacturing, supply and distribution	91	72	—
Other	8	151	1
Total [B]	762	6,177	214
[A]Includes right-of-use assets under leases. (See Note 21).
[B]See Note 7.
Discount rate and other assumptions
The discount rates applied in determining value in use reflect a current market assessment of the time value of money, adjusted for risks not included in forecast cash flows. The discount rate applied is based on a nominal post-tax weighted average cost of capital (WACC), derived from the following key assumptions:
[A]The peer group of comparable energy companies is tailored to reflect relevant integrated power companies (for power activities in the Renewables and Energy Solutions segment) and integrated oil and gas companies (for the rate applied to all other assets). The proportion of debt and equity in the WACC calculation reflects a target gearing ratio, tailored for power activities and oil and gas activities as appropriate.
This rate is reassessed throughout the reporting period, with adjustments made when changes in assumptions applied would lead to a change in an investor's expected rate of return on a portfolio of similar assets. This assessment considers a range of factors, including macroeconomic forecasts, the historical volatility of key assumptions and the level of risking reflected in cash flow forecasts, including the extent to which systemic risks have been reflected in Shell's Operating Plan, which forms the basis of forecast cash flows in determining value in use.
Cash flow projections used in the determination of value in use were made using management's forecasts of commodity prices, market supply and demand, forecast expenditures, potential costs associated with operational GHG emissions, product margins including forecast refining margins, chemical margins and expected production volumes (see Note 2). The level of risking reflected in these assumptions is a consideration in management's assessment of the discount rate to be applied in order to avoid duplication of systemic and asset-specific risking in calculating value in use, and to ensure the discount rate applied is commensurate with risks included in forecast cash flows.
The discount rate increased in 2023, predominantly as a result of sustained increases in US Treasury yields. The discount rate applied was a nominal post-tax WACC of 6% (2022: 5%) for the power activities in the Renewables and Energy Solutions segment and a nominal post-tax WACC of 7.5% (2022: 6.5%) for all other businesses.

255	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
12. Impairment of property, plant and equipment, goodwill and other intangible assets continued
Recoverable value was predominantly assessed by reference to value in use. The pre-tax discount rates applied for value in use impairment testing vary according to the characteristics of the asset, including its useful life and cash flow profiles. The weighted average pre-tax discount rate applied in the recognition of impairment charges during the year was 9.9% for the Renewables and Energy Solutions segment and 12.9% for all other businesses. Prior year impairment charges were predominantly related to the withdrawal from Russia where value in use calculations were not applicable.
The near-term commodity price assumptions applied in impairment testing were as follows:

Commodity price assumptions [A]

2023	2024	2025	2026	2027
Brent crude oil ($/b)	70	70	70	74
Henry Hub natural gas ($/MMBtu)	4.00	4	4	4

2022	2023	2024	2025	2026
Brent crude oil ($/b)	80	70	70	71
Henry Hub natural gas ($/MMBtu)	4.00	3.50	3.50	3.98
[A]Money of the day.
For periods after 2027, the real-terms price assumptions applied were: $70 per barrel (/b) (2022: $65/b) for Brent crude oil, $4.00 per million British thermal units (/MMBtu) (2022: $4.00/MMBtu) for Henry Hub natural gas.
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
For certain assets in the Chemicals and Products and Renewables and Energy Solutions segments, the recoverable value was determined by reference to fair value less costs of disposal. In determining fair value, adjustments are made to forecast cash flows to reflect assumptions used by market participants. These adjustments predominantly relate to the discount rate applied and commodity price assumptions. For certain assets in the Renewables and Energy Solutions segment, the valuation methodology incorporates other adjustments to reflect comparable transactions.
The total carrying value of property, plant and equipment, goodwill and other intangible assets at December 31, 2023 for which recoverable value was determined by reference to fair value less costs of disposal was $2.6 billion related to assets in Renewables and Energy Solutions and $2.5 billion in Chemicals and Products. The weighted average post-tax discount rate applied to impairments recognised during the year is 12% for Renewables and Energy Solutions and 10% for Chemicals and Products.
Goodwill
Goodwill impairments of $635 million in 2023 are mainly recognised in Renewables and Energy Solutions primarily related to an asset in North America, triggered by annual goodwill impairment testing reflecting factors including the impact of the deteriorated macro environment.
Property, plant and equipment
Exploration and production
Impairment losses recognised in Exploration and production in 2023 of $4,820 million related to various assets in Integrated Gas ($3,472 million) and Upstream ($1,348 million). Impairments recognised in Integrated Gas mainly related to an asset located in North America, triggered by a change in the discount rate applied, and a project in Australia, triggered by factors including revised production estimates and regulatory changes. Impairment losses recognised in Upstream principally relate to projects in North America, Nigeria and the UK triggered by factors including revised reserves estimates and portfolio choices.
Manufacturing, supply and distribution
Impairment losses recognised in Manufacturing, supply and distribution in 2023 of $2,785 million mainly related to chemical assets in Singapore in Chemicals and Products, triggered by lower expected chemical margins and associated with portfolio choices.
Other
Other impairment losses in 2023 of $577 million related to various assets in Marketing ($292 million) and assets in Renewables and Energy Solutions mainly in Europe ($273 million).
Impairment reversals in 2023 of $627 million are mainly triggered by the reassessment of fair value less costs of disposal in Integrated Gas
($325 million) and revised reserves estimates in Upstream ($203 million).
Impairment losses in 2022 mainly related to the withdrawal from Russia ($854 million), the classification of an Upstream asset as held for sale ($320 million) and an impairment of capital expenditure additions in fully impaired sites in Chemicals and Products ($257 million).

256	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
12. Impairment of property, plant and equipment, goodwill and other intangible assets continued
The recognition of impairment reversals in 2022 was mainly triggered by the revision of Shell's mid- and long-term commodity price assumptions reflecting the energy market demand and supply fundamentals. They are related to: i) Integrated Gas for $3,449 million, mainly relating to the Queensland Curtis LNG asset; and ii) Upstream for $2,504 million, mainly related to two offshore projects in Brazil and an asset in the US Gulf of Mexico.
Impairment losses in 2021 were predominantly triggered by reclassifications of assets held for sale and portfolio developments. They were mainly related to three refineries in the USA within Chemicals and Products impaired on classification as held for sale ($1,537 million), and exploration and evaluation assets both within Integrated Gas ($600 million) and Upstream ($373 million).
Sensitivities
The main sensitivities in relation to value in use impairment assessment are the commodity price assumptions in Integrated Gas and Upstream, refining and chemical margins in Chemicals and Products, and discount rates in all segments.
Commodity price assumptions
A change of -10% or +10% in the commodity price assumptions over the entire cash flow projection period would ceteris paribus result in $5-8 billion impairments or $2-5 billion impairment reversal, respectively, in Integrated Gas and Upstream.
Refining margins
Refining margins applied for impairment testing by reference to value in use are at an average of $7.6/bbl. A change of -$1/bbl or +$1/bbl in long-term refining margins over the entire cash flow projection period would ceteris paribus result in $1-2 billion impairments or up to $1 billion impairment reversal, respectively, in Chemicals and Products.
Chemical margins
Chemicals margins applied for impairment testing by reference to value in use are at an average of $252/tonne. A change of -$30/tonne or +$30/tonne in long-term chemical margins over the entire cash flow projection period would ceteris paribus result in up to $2 billion impairments or no impairment reversal, respectively, in Chemicals and Products.
Discount rates
A change of +1% in the discount rate would ceteris paribus result in $2-4 billion impairments in Integrated Gas and Upstream, and up to
$1 billion in Chemicals and Products, and would have no significant impact in other segments.
Where carrying values have been supported by reference to fair value less costs of disposal, recoverable amounts are less sensitive to Shell's planning assumptions. This is on the basis that key assumptions (including discount rates and commodity prices) have been adjusted to reflect those used by market participants.
In calculating recoverable value, key assumptions are not determined in isolation, to ensure relevant interdependencies are appropriately reflected. In particular, management considers the relationship between discount rates, forecast commodity prices and cash flow risking to ensure impairment testing assumptions result in an implicit expected return which is balanced and appropriate for the asset under review. Each of the sensitivities described above have been tested under a ceteris paribus assumption where all other factors remain unchanged, and as such do not reflect the potential offsetting effects of corresponding changes in other assumptions.

257	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
13. Joint ventures and associates

Shell share of comprehensive income of joint ventures and associates

								$ million
	2023			2022				2021
	Joint ventures	Associates	Total	Joint ventures	Associates		Total	Joint ventures	Associates	Total
Income for the period	1,619	2,106	3,725	2,589	1,383	[A]	3,972	1,955	2,142	4,097
Other comprehensive (loss)/income for the period	(183)	—	(183)	21	—		21	(106)	—	(106)
Comprehensive income for the period	1,436	2,106	3,542	2,610	1,383		3,993	1,849	2,142	3,991
[A]Includes an impairment charge of $1,614 million related to Sakhalin-2. (See Note 14).

Carrying amount of interests in joint ventures and associates

	$ million
	Dec 31, 2023			Dec 31, 2022
	Joint ventures	Associates	Total	Joint ventures	Associates	Total
Net assets	17,382	7,075	24,457	17,056	6,808	23,864

Transactions with joint ventures and associates [A]

	$ million
	2023	2022	2021
Sales and charges to joint ventures and associates	10,223	12,230	8,509
Purchases and charges from joint ventures and associates	15,084	22,286	13,584
[A]Includes 25% (2022: 29%) of sales and 19% (2022: 16%) purchases in transactions with one joint venture operating in the oil trading business.
These transactions principally comprise sales and purchases of goods and services in the ordinary course of business. Related balances outstanding at December 31, 2023, and 2022, are presented in Notes 15 and 19.

Other arrangements in respect of joint ventures and associates

	$ million
	Dec 31, 2023	Dec 31, 2022
Commitments to make purchases from joint ventures and associates [A]	1,397	1,234
Commitments to provide debt or equity funding to joint ventures and associates	405	567
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

258	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
14. Investments in securities

Investments in securities

	$ million
	Dec 31, 2023	Dec 31, 2022
Equity securities:	1,605	1,533
Equity securities at fair value through other comprehensive income	1,605	1,533
Debt securities:	1,641	1,829
Debt securities at amortised cost	28	21
Debt securities at fair value through other comprehensive income	1,285	1,308
Debt securities at fair value through profit or loss	328	500
Total	3,246	3,362
At fair value
Measured by reference to prices in active markets for identical assets	1,983	1,884
Measured by reference to other observable inputs	92	158
Measured using predominantly unobservable inputs	1,143	1,299
Total	3,218	3,341
At cost	28	21
Total	3,246	3,362
As at December 31, 2023, investments included equity securities comprising interests in which Shell has no significant influence; debt securities, principally comprising a portfolio required to be held by the Company's internal insurance entities as security for their activities; and assets held in escrow in relation to the Group's UK pension arrangements.
Equity securities at fair value through other comprehensive income include a 27.5% (minus one share) interest in Sakhalin Energy Investment Company Ltd. (SEIC). Up to March 31, 2022, this investment was accounted for as an associate applying the equity method. Significant influence over the Sakhalin-2 investment was lost from April 1, 2022, leading to recognition, without financial impact, of the investment as a financial asset accounted for at fair value from that date, with subsequent changes in fair value recognised in other comprehensive income. The carrying value of the investment is zero as at December 31, 2023 (2022: zero).

Investments in securities measured using predominantly unobservable inputs [A]

	$ million
	2023	2022
At January 1	1,299	1,707
Losses recognised in other comprehensive income	(126)	(206)
Purchases	146	142
Sales	(207)	(37)
Other movements	31	(307)
At December 31	1,143	1,299
[A]Based on expected dividend flows, adjusted for country and other risks as appropriate and discounted to their present value.
Other movements in 2022 includes a reclassification to Property, plant and equipment, as a result of obtaining title to assets in a project in Asia.

259	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
15. Trade and other receivables

	$ million
	Dec 31, 2023		Dec 31, 2022
	Current	Non-current	Current	Non-current
Trade receivables	36,273	—	39,334	—
Lease receivables	188	1,032	206	1,090
Other receivables	9,642	2,801	9,737	3,247
Amounts due from joint ventures and associates	1,014	278	2,722	423
Prepayments and deferred charges	6,156	2,187	14,511	2,160
Total	53,273	6,298	66,510	6,920
The fair value of financial assets included above approximates the carrying amount and was determined from predominantly unobservable inputs.
Other receivables at December 31, 2023, included receivables from certain governments in their capacity as joint arrangement partners of $296 million (2022: $717 million), after provisions for impairments, that are overdue in part or in full. Recoverability and timing thereof are subject to uncertainty, however, the ultimate risk of default on the carrying amount is considered to be low. Other receivables at December 31, 2023, also included current income tax receivables of $558 million (2022: $363 million) and non-current income tax receivables of $568 million (2022: $469 million).
Current prepayments and deferred charges at December 31, 2023, mainly decreased compared to prior year due to lower gas and power prices and a lower outstanding collateral position.
Provisions for impairments deducted from trade and other receivables amounted to $1,251 million at December 31, 2023 (2022: $1,510 million).
Allowance for expected credit losses - trade receivables
Shell uses a provision matrix to calculate expected credit losses (ECLs) for trade receivables. The provision matrix is initially based on Shell's historical observed default rates. Shell calculates the ECL to adjust the historical credit loss experienced with forward-looking information.
The ECL at December 31, 2023, was $185 million (2022: $214 million), which represents 0.51-0.54% (2022: 0.45-0.54%) of all trade receivables.
A loss allowance provision of $415 million (2022: $841 million) was established in addition to all other impairments to trade receivables as at December 31, 2023, that are outside of the provision matrix calculations.

Lease receivables
Lease contracts where Shell is the lessor are classified as finance leases or operating leases. Receivables for lease contracts classified as finance leases are as follows:

		$ million
	Dec 31, 2023	Dec 31, 2022
Less than one year	238	257
Between 1 and 5 years	848	792
5 years and later	453	532
Total undiscounted lease payments receivable	1,539	1,581
Unearned finance income	260	270
Net investment in leases	1,279	1,311
In addition, at December 31, 2023, Shell is entitled to future contractual payments under operating leases of $312 million (2022: $389 million).

16. Inventories

	$ million
	Dec 31, 2023	Dec 31, 2022
Oil, gas and chemicals	22,232	27,823
Environmental certificates	2,108	2,557
Materials	1,679	1,514
Total	26,019	31,894
Inventories at December 31, 2023, included write-downs to net realisable value of $1,567 million (2022: $2,705 million).

260	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
17. Cash and cash equivalents

	$ million
	Dec 31, 2023	Dec 31, 2022
Cash	5,886	6,608
Short-term bank deposits	6,590	5,147
Money market funds, reverse repos and other cash equivalents	26,298	28,491
Total	38,774	40,246
In 2023, cash continued to be invested with an emphasis on capital preservation. Information about credit risk is presented in Note 25. Included in cash and cash equivalents at December 31, 2023, were amounts totalling $460 million (2022: $156 million) subject to currency controls or other legal restrictions.

18. Assets held for sale

			$ million
		Dec 31, 2023			Dec 31, 2022
	Current	Non-current	Total	Current	Non-current	Total
Intangible assets	—	71	71	—	—	—
Property, plant and equipment	—	250	250	—	2,526	2,526
Joint ventures and associates	—	19	19	—	94	94
Investments in securities	—	—	—	—	128	128
Deferred tax	—	10	10	—	—	—
Retirement benefits	—	1	1	—	—	—
Trade and other receivables	103	34	137	44	51	95
Inventories	463	—	463	8	—	8
Assets classified as held for sale	566	385	951	52	2,799	2,851
Debt	2	82	84	3	1	4
Trade and other payables	94	—	94	256	22	278
Retirement benefits	—	53	53	—	—	—
Decommissioning and other provisions	7	68	75	134	971	1,105
Income taxes payable	1	—	1	8	—	8
Liabilities directly associated with assets classified as held for sale	104	203	307	401	994	1,395
At December 31, 2023, assets held for sale mainly related to an asset in Chemicals and Products in Europe, a Renewables and Energy Solutions project in North America and an asset within Marketing in Asia. All transactions that resulted in the reclassification of assets held for sale at December 31, 2023, are expected to be completed in 2024.
At December 31, 2022, assets held for sale mainly related to three Upstream projects. All transactions that resulted in assets held for sale reclassification at December 31, 2022, were completed in 2023.

19. Trade and other payables

	$ million
	Dec 31, 2023		Dec 31, 2022
	Current	Non-current	Current	Non-current
Trade payables	34,591	—	42,632	—
Other payables [A]	9,887	2,835	10,059	3,148
Sales taxes, excise duties and similar levies	3,105	—	3,270	—
Amounts due to joint ventures and associates	7,519	33	8,441	31
Accruals and deferred income	13,135	235	14,955	253
Total	68,237	3,103	79,357	3,432
[A]Includes obligations under environmental compliance schemes of $4,046 million as at December 31, 2023 (2022: $4,710 million). (See Note 5).
The fair value of financial liabilities included above approximates the carrying amount and was determined from predominantly unobservable inputs.
Other payables include amounts due to joint arrangement partners and in respect of other project-related items.
Information about offsetting, collateral and liquidity risk is presented in Note 25.

261	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
20. Debt

Debt

	$ million
	Dec 31, 2023			Dec 31, 2022
	Debt (excluding lease liabilities)	Lease liabilities [A]	Total	Debt (excluding lease liabilities)	Lease liabilities [A]	Total
Current debt:	5,288	4,643	9,931	4,620	4,381	9,001
Short-term debt	845		845	1,026		1,026
Long-term debt due within 1 year	4,443	4,643	9,086	3,594	4,381	7,975
Non-current debt	48,544	23,066	71,610	51,532	23,262	74,794
Total	53,832	27,709	81,541	56,152	27,643	83,795
[A]Further analysis of lease liabilities is provided in Note 21.
Net debt is the sum of current and non-current debt, less cash and cash equivalents, adjusted for the fair value of derivative financial instruments used to hedge the volatility caused by fluctuations in foreign exchange and interest rates relating to debt, and associated collateral balances. Net debt is a non-GAAP measure, providing additional information to help demonstrate the economic impacts of debt, associated hedges, and cash and cash equivalents.

Net debt

					$ million
	(Asset)/liability
	Current debt	Non-current debt	Derivative financial instruments	Cash and cash equivalents (see Note 17)	Net debt*
At January 1, 2023	9,001	74,794	1,288	(40,246)	44,837
Cash flow	(9,617)	(215)	723	1,778	(7,331)
Lease additions [A]	1,021	3,321			4,342
Other movements	9,619	(7,184)	(481)	—	1,954
Currency translation differences and foreign exchange (gains)/losses	(93)	894	(755)	(306)	(260)
At December 31, 2023	9,931	71,610	775	(38,774)	43,542
At January 1, 2022	8,218	80,868	440	(36,970)	52,556
Cash flow	(7,618)	(254)	(1,799)	(4,012)	(13,683)
Lease additions [A]	1,111	4,077			5,188
Other movements	7,560	(7,883)	1,393	—	1,070
Currency translation differences and foreign exchange (gains)/losses	(270)	(2,014)	1,254	736	(294)
At December 31, 2022	9,001	74,794	1,288	(40,246)	44,837
[A]Further analysis of lease liabilities is provided in Note 21.

Borrowing facilities and amounts undrawn

	$ million
	Facility		Amount undrawn
	Dec 31, 2023	Dec 31, 2022	Dec 31, 2023	Dec 31, 2022
CP programmes	20,000	20,000	20,000	20,000
EMTN programme	unlimited	unlimited	N/A	N/A
US shelf registration	unlimited	unlimited	N/A	N/A
Committed credit facilities	9,920	9,920	9,920	9,920
* Non-GAAP measure (see page 329).

262	Shell	Form 20-F 2023

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
The EMTN programme is updated each year, most recently in November 2023. During 2023, no debt was issued under this programme
(2022: no debt issued).
The US shelf registration provides Shell with the flexibility to issue debt securities, ordinary shares, preferred shares and warrants. The registration is updated once every three years and was last updated in December 2023. During 2023, no debt was issued under the US shelf registration (2022: no debt issued).
On December 13, 2019, Shell refinanced its revolving credit facilities (RCF), which are linked to the Secured Overnight Financing Rate (SOFR), at pre-agreed margins. In December 2023, Shell extended the short-dated tranche of the facility of $1,920 million until December 2024. The facility retains a further one-year bank extension option, taking final maturity to 2025. The additional RCF tranche is $8,000 million expiring in 2026 (2022: $320 million expiring in 2025 and $7,680 million expiring in 2026). The terms and availability are not conditional on Shell's financial ratios nor its financial credit ratings. The interest and fees related to these facilities are linked to Shell's progress towards reaching its short-term Net Carbon Intensity target.
The following tables compare contractual cash flows for debt, excluding lease liabilities at December 31, with the carrying amount in the Consolidated Balance Sheet. Contractual amounts reflect the effects of changes in foreign exchange rates; differences from carrying amounts reflect the effects of discounting, premiums and, where fair value hedge accounting is applied, fair value adjustments. Interest is estimated assuming that interest rates applicable to variable-rate debt remain constant and there is no change in aggregate principal amounts of debt other than repayment at scheduled maturity, as reflected in the table.

2023

	$ million
	Contractual payments
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total	Difference from carrying amount	Carrying amount
Bonds	4,292	6,194	3,856	2,489	5,442	30,049	52,322	(567)	51,755
EMTN	3,042	3,444	1,106	2,489	3,942	7,649	21,672	(414)	21,258
US shelf	1,250	2,750	2,750	—	1,500	22,400	30,650	(153)	30,497
Bank and other borrowings	1,060	230	73	346	53	316	2,078	(1)	2,077
Total (excluding interest)	5,352	6,424	3,929	2,835	5,495	30,365	54,400	(568)	53,832
Interest	1,569	1,452	1,285	1,207	1,177	13,366	20,056

2022

	$ million
	Contractual payments
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total	Difference from carrying amount	Carrying amount
Bonds	3,365	4,184	6,054	3,817	2,400	35,005	54,825	(1,210)	53,615
EMTN	865	2,934	3,304	1,067	2,400	11,105	21,675	(936)	20,739
US shelf	2,500	1,250	2,750	2,750	—	23,900	33,150	(274)	32,876
Bank and other borrowings	1,229	335	64	156	63	704	2,551	(14)	2,537
Total (excluding interest)	4,594	4,519	6,118	3,973	2,463	35,709	57,376	(1,224)	56,152
Interest	1,669	1,574	1,463	1,314	1,233	14,757	22,010
Interest rate swaps have been entered into against certain fixed rate debt affecting the effective interest rate on these balances (see Note 25).
The fair value of debt excluding lease liabilities at December 31, 2023, was $50,866 million (2022: $51,959 million), mainly determined from the prices quoted for those securities. The difference between the fair value of debt and the carrying amount is predominantly related to fixed rate debt.

263	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
21. Leases
Shell has lease contracts in Integrated Gas and Upstream, principally for floating production storage and offloading units, subsea equipment, drilling and ancillary equipment, service vessels, LNG vessels and land and buildings; in Marketing, principally for land and retail sites; in Chemicals and Products, principally for plant pipeline and machinery, tankers and storage capacity; in Renewables and Energy Solutions, principally for power generation assets, storage capacity and land; and in Corporate, principally for land and buildings. Shell's obligations under its leases are secured on the leased assets.
Right-of-use assets
Right-of-use assets are included in property, plant and equipment for the following amounts:

2023

	$ million
	Exploration and production		Manufacturing, supply and distribution
	Exploration and evaluation	Production		Other [D]	Total
Cost
At January 1	—	14,675	16,463	9,899	41,037
Additions	—	790	2,442	1,308	4,540
Sales, retirements and other movements [A]	—	(116)	29	(1,040)	(1,127)
Reclassifications [B]	—	(2,779)	527	2,252	—
Currency translation differences	—	27	24	(268)	(217)
At December 31	—	12,597	19,485	12,151	44,233
Depreciation, depletion and amortisation, including impairments
At January 1	—	8,275	6,695	2,950	17,920
Charge for the year [C]	—	1,382	2,428	998	4,808
Sales, retirements and other movements [A]	—	(303)	(1,149)	(1,042)	(2,494)
Reclassifications [B]	—	(2,217)	63	2,154	—
Currency translation differences	—	9	12	(101)	(80)
At December 31	—	7,146	8,049	4,959	20,154
Carrying amount at December 31	—	5,451	11,436	7,192	24,079
[A]Includes the reclassification of right-of-use assets to assets held for sale. (See Note 18).
[B]Reclassification from Production to Manufacturing, supply and distribution and Other.
[C]Includes impairment losses ($72 million) and reversals ($2 million). (See Note 12).
[D]Other mainly includes lease contracts for retail sites, land and buildings in Marketing, Renewables and Energy Solutions and Corporate.

2022

	$ million
	Exploration and production		Manufacturing, supply and distribution
	Exploration and evaluation	Production		Other [C]	Total
Cost
At January 1	5	14,322	15,748	8,031	38,106
Additions	—	1,088	2,305	2,111	5,504
Sales, retirements and other movements [A]	(5)	(569)	(1,530)	319	(1,785)
Currency translation differences	—	(166)	(60)	(562)	(788)
At December 31	—	14,675	16,463	9,899	41,037
Depreciation, depletion and amortisation, including impairments
At January 1	—	7,935	5,946	2,273	16,154
Charge for the year [B]	—	1,182	2,223	797	4,202
Sales, retirements and other movements [A]	—	(751)	(1,444)	23	(2,172)
Currency translation differences	—	(91)	(30)	(143)	(264)
At December 31	—	8,275	6,695	2,950	17,920
Carrying amount at December 31	—	6,400	9,768	6,949	23,117
[A]Includes the reclassification of right-of-use assets to assets held for sale. (See Note 18).
[B]Includes impairment losses ($160 million) and reversals ($206 million). (See Note 12).
[C]Other mainly includes lease contracts for retail sites, land and buildings in Marketing, Renewables and Energy Solutions and Corporate.

264	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
21. Leases continued
Lease arrangements
Shell also has certain lease contracts of items with lease terms of 12 months or less. For these lease contracts, Shell applies the short-term lease recognition exemption. Lease expenses not included in the measurement of lease liability are:

Lease expenses not included in the measurement of lease liability

		$ million
	2023	2022
Expense relating to short-term leases	495	552
Expense relating to variable lease payments	1,415	1,251
The total cash outflow in respect of leases representing repayment of principal and payment of interest in 2023 was $7,512 million (2022: $6,280 million), recognised in the Consolidated Statement of Cash Flows within Cash flows from financing activities.
The future lease payments under lease contracts and the carrying amounts at December 31, by payment date are as follows:

2023

	$ million
	Contractual lease payments		Interest	Lease liabilities
Less than 1 year	6,182		1,539	4,643
Between 1 and 5 years	16,105		4,443	11,662
5 years and later	16,794		5,390	11,404
Total	39,081	[A]	11,372	27,709
[A]Future cash outflows in respect of leases may differ from lease liabilities recognised due to future decisions that may be taken by Shell in respect of the use of leased assets. These decisions may result in variable lease payments being made. In addition, Shell may reconsider whether it will exercise extension options or termination options, which are not reflected in the lease liabilities. There is no exposure to these potential additional payments in excess of the recognised lease liabilities until these decisions have been taken by Shell.

2022

	$ million
	Contractual lease payments	Interest	Lease liabilities
Less than 1 year	5,914	1,533	4,381
Between 1 and 5 years	15,624	4,655	10,969
5 years and later	17,935	5,642	12,293
Total	39,473	11,830	27,643

265	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
22. Taxation

Taxation charge

	$ million
	2023	2022	2021
Current tax:
Charge in respect of current period	13,066	16,383	7,254
Adjustments in respect of prior periods	(422)	(947)	(719)
Total	12,644	15,436	6,535
Deferred tax:
Relating to the origination and reversal of temporary differences, tax losses and credits	(305)	5,196	2,971
Relating to changes in tax rates and legislation	242	785	10
Adjustments in respect of prior periods	410	524	(317)
Total	347	6,505	2,664
Total taxation charge	12,991	21,941	9,199
Adjustments in respect of prior periods relate to events in the current period and reflect the effects of changes in rules, facts or other factors compared with those used in establishing the current tax position or deferred tax balance in prior periods.
Adjustments in respect of changes in tax rates and legislation in 2022 principally relate to the introduction of the UK Energy Profits Levy Act 2022 (EPL) on July 14, 2022.
On December 20, 2021, the OECD/G20 Inclusive Framework on BEPS released the Pillar Two Model Rules aimed to address the tax challenges of the digitalisation of the economy. The Pillar Two rules are designed to ensure large multinational enterprises (meeting certain conditions) pay a minimum level of tax on the income arising in each jurisdiction where they operate. On June 20, 2023, the UK substantively enacted Pillar Two. Shell has established a Group-wide Pillar Two Project, with oversight from senior executives, to prepare and implement these new tax rules.
Shell has applied the exception, as set out in the amendments to IAS 12, to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. The adoption of Pillar Two by the jurisdictions in which Shell operates is not expected to have a significant impact (see also Note 2).

Reconciliation of applicable tax charge at statutory tax rates to taxation charge

			$ million
	2023	2022	2021
Income before taxation	32,627	64,815	29,829
Less: share of profit of joint ventures and associates	(3,725)	(3,972)	(4,097)
Income before taxation and share of profit of joint ventures and associates	28,902	60,843	25,732
Applicable tax charge at standard statutory tax rates	11,921	22,170	10,097
Adjustments in respect of prior periods	(12)	(424)	(1,036)
Tax effects of:
Expenses not deductible for tax purposes	1,225	849	893
Incentives for investment and development	(553)	(1,388)	(467)
Derecognition/(recognition) of deferred tax assets	243	(457)	(113)
Changes in tax rates and legislation	242	785	10
Income not subject to tax at standard statutory rates	(213)	234	90
Disposals	(113)	39	(328)
Exchange rate differences	89	(102)	53
Other reconciling items	162	235	—
Taxation charge	12,991	21,941	9,199
Weighted average of statutory tax rates [A]	41%	36%	39%
Effective tax rate based on income before taxation [B]	40%	34%	31%
Effective tax rate based on income before taxation excluding share of profit of joint ventures and associates [C]	45%	36%	36%
[A]The weighted average of statutory tax rates is calculated by dividing the applicable tax charge at standard statutory tax rates by Income before taxation and share of profit of joint ventures and associates.
[B]The effective tax rate based on income before taxation is calculated by dividing Taxation charge by Income before taxation.
[C]The effective tax rate based on income before taxation excluding share of profit of joint ventures and associates is calculated by dividing Taxation charge by Income before taxation and share of profit of joint ventures and associates.

266	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
22. Taxation continued
Compared with 2022, the increase in the weighted average of statutory tax rates reflects a higher proportion of earnings mainly in the Upstream segment subject to relatively higher tax rates.

2023 – Deferred tax

								$ million
Deferred tax asset	Decommissioning and other provisions		Property, plant and equipment		Tax losses and credits carried forward	Retirement benefits	Other	Total
At January 1, 2023	6,049		4,290		6,446	1,977	4,827	23,589
(Charge)/credit to income	61		(680)		(2,025)	27	557	(2,060)
Currency translation differences	89		18		66	28	(11)	190
Other comprehensive income	—		—		(5)	104	23	122
Other movements	1,378	[A]	(2,044)	[A]	(202)	(386)	(964)	(2,218)
At December 31, 2023	7,577		1,584		4,280	1,750	4,432	19,623
Deferred tax liability
At January 1, 2023			(24,818)			(3,189)	(3,953)	(31,960)
Credit/(charge) to income			2,109			(228)	(168)	1,713
Currency translation differences			(173)			227	—	54
Other comprehensive income			(3)			(90)	(3)	(96)
Other movements			889			400	484	1,773
At December 31, 2023			(21,996)			(2,880)	(3,640)	(28,516)
Net deferred tax liability at December 31, 2023								(8,893)
Deferred tax asset/(liability) as presented in the balance sheet at December 31, 2023
Deferred tax asset								6,454
Deferred tax liability								(15,347)
[A]Includes the impact of the IAS 12 amendments Deferred Tax related to Assets and Liabilities arising from a Single Transaction. (See Note 2).

2022 – Deferred tax

						$ million
Deferred tax asset	Decommissioning and other provisions	Property, plant and equipment	Tax losses and credits carried forward	Retirement benefits	Other	Total
At January 1, 2022	6,562	4,993	10,518	2,744	4,545	29,362
(Charge)/credit to income	(217)	(1,261)	(3,434)	(66)	160	(4,818)
Currency translation differences	(303)	(63)	(426)	(40)	(109)	(941)
Other comprehensive income	—	—	18	(618)	70	(530)
Other movements	7	621	(230)	(43)	161	516
At December 31, 2022	6,049	4,290	6,446	1,977	4,827	23,589
Deferred tax liability
At January 1, 2022		(23,144)		(2,736)	(3,603)	(29,483)
(Charge)/credit to income		(1,503)		93	(277)	(1,687)
Currency translation differences		380		287	170	837
Other comprehensive income		4		(870)	18	(848)
Other movements		(555)		37	(261)	(779)
At December 31, 2022		(24,818)		(3,189)	(3,953)	(31,960)
Net deferred tax asset at December 31, 2022						(8,371)
Deferred tax asset/(liability) as presented in the balance sheet at December 31, 2022
Deferred tax asset						7,815
Deferred tax liability						(16,186)
The presentation in the balance sheet takes into consideration the offsetting of deferred tax assets and deferred tax liabilities within the same tax jurisdiction, where this is permitted. The overall deferred tax position in a particular tax jurisdiction determines if a deferred tax balance related to that jurisdiction is presented within deferred tax assets or deferred tax liabilities.

267	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
22. Taxation continued
Other movements in deferred tax assets and liabilities relates to acquisitions, sales of non-current assets and businesses.
The deferred tax category Other primarily includes deferred tax positions in respect of leases, financial assets and liabilities, inventories, intangible assets other than goodwill and investments in subsidiaries, joint ventures and associates.
The deferred tax category Property, plant and equipment also includes deferred tax positions in respect of investments in partnerships in the USA which are considered pass-through entities by its parent for tax purposes.
Deferred tax assets of $6,454 million (2022: $7,815 million) are recognised only to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those assets are likely to be recovered, and a judgement as to whether or not there will be sufficient taxable profits available to offset the assets. It is considered probable based on business forecasts that such taxable profits will be available. For Marketing, as well as Chemicals and Products, additional judgement is required; in some jurisdictions the assessment of forecasted taxable profits resulting in deferred tax asset recognition of $455 million (2022: $382 million) extends for an additional 10 years beyond Shell's regular 10-year planning horizon. In those situations, additional risking has been applied to the forecast of taxable profits. For Integrated Gas and Upstream, deferred tax assets recognised are expected to be recovered within the period of production of each asset. For deferred tax assets of $241 million (2022: $303 million) as at December 31, 2023, this period extends beyond 10 years.
The amount of deferred tax assets which are dependent on future taxable profits not arising from the reversal of existing deferred tax liabilities, and which relate to tax jurisdictions where Shell has suffered a loss in the current or preceding year, was $2,027 million at December 31, 2023 (2022: $4,202 million). The decrease compared with 2022 is primarily attributable to the utilisation of deferred tax assets in 2023 and a higher number of entities which have generated profit in both the current and preceding year.

Expected expiration of unused tax losses, unrecognised deductible temporary differences and tax credits

		$ million
Expected expiration	Dec 31, 2023	Dec 31, 2022
Less than one year	1,496	1,034
Between 1 and 5 years	1,475	3,257
5 years and later [A]	71,709	72,032
Total	74,680	76,323
[A]Includes unrecognised losses for Petroleum Resource Rent Tax (PRRT) in Australia which, due to the annual augmentation, increased to $46,220 million as at the end of the most recent PRRT fiscal year, June 30, 2023 (June 30, 2022: $43,832 million).
Unrecognised taxable temporary differences associated with undistributed retained earnings of investments in subsidiaries, joint ventures and associates amounted to $5,311 million at December 31, 2023 (2022: $5,521 million). These retained earnings are subject to withholding tax upon distribution.
Excluding unrecognised tax losses for PRRT, the unrecognised deductible temporary differences, unused tax losses and credits carried forward amounted to $28,460 million at December 31, 2023 (2022: $32,491 million), and included amounts of $25,489 million (2022: $28,199 million) that are subject to time limits for utilisation of five years or later, or are not time limited.

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

268	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
23. Retirement benefits continued

Financial position

	$ million
	Dec 31, 2023	Dec 31, 2022
Obligations	(78,024)	(73,481)
Plan assets	79,961	76,756
Asset ceilings	(335)	(371)
Surplus	1,602	2,904
Retirement benefits in the Consolidated Balance Sheet:
Non-current assets	9,151	10,200
Non-current liabilities:	(7,549)	(7,296)
Non-current liabilities - Pensions	(4,448)	(4,417)
Non-current liabilities - OPEB	(3,101)	(2,879)
Total	1,602	2,904

Retirement benefit expense

	$ million
	2023	2022	2021
Defined benefit plans:
Current service cost, net of plan participants' contributions	731	1,100	1,385
Interest expense on defined pension benefit obligations	3,072	1,584	1,223
Interest income on plan assets	(3,417)	(1,732)	(1,160)
Interest expense on OPEB obligations	166	120	128
Current OPEB service cost	36	57	60
Other [A]	262	246	(343)
Total	850	1,375	1,293
Defined contribution plans	474	420	403
Total retirement benefit expense	1,324	1,795	1,696
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

Remeasurements

	$ million
	2023	2022		2021
Actuarial (losses)/gains on obligations:
Due to changes in financial assumptions on pensions [A]	(1,513)	28,840		1,915
Due to changes in financial assumptions on OPEB [A]	(264)	527		59
Due to experience adjustments on pensions [B]	(491)	(2,956)		136
Due to experience adjustments on OPEB [B]	230	1,480	[C]	322
Due to changes in demographic assumptions on pensions [D]	(299)	27		(320)
Due to changes in demographic assumptions on OPEB [D]	(38)	25		(111)
Total	(2,375)	27,943		2,001
Return on plan assets in excess/(shortage) of interest income	1,243	(20,612)		8,185
Other movements	44	(349)		5
Total remeasurements	(1,088)	6,982		10,191
[A]Mainly relates to changes in the discount rate and inflation assumptions.
[B]Experience adjustments arise from differences between the actuarial assumptions made in respect of the year and actual outcomes.
[C]Includes $782 million to reflect the impact of prescription drug rebates.
[D]Mainly relates to updates in mortality assumptions.

269	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
23. Retirement benefits continued
Defined benefit plan obligations

2023

	$ million, except where indicated
	Pension benefits					Other post-employment benefits
	The Netherlands	UK	USA	Rest of the world		OPEB [A]	Total
At January 1	24,608	17,791	14,793	13,410		2,879	73,481
Current service cost	184	145	215	179		36	759
Interest expense	904	881	695	592		166	3,238
Actuarial losses	929	257	832	285		72	2,375
Benefit payments	(1,032)	(1,014)	(956)	(757)		(88)	(3,847)
Other movements	252	—	—	(63)		—	189
Currency translation differences	901	1,014	—	(122)		36	1,829
At December 31	26,746	19,074	15,579	13,524	[B]	3,101	78,024
Comprising:
Funded pension plans	26,746	18,734	14,695	11,298			71,473
Weighted average duration	16 years	15 years	11 years	13 years			14 years
Unfunded pension plans		340	884	2,226		—	3,450
Weighted average duration		16 years	8 years	11 years			11 years
Unfunded OPEB plans						3,101	3,101
Weighted average duration						13 years	13 years
[A]Mainly related to post-retirement medical benefits in the USA.
[B]Rest of the world includes pension plans in Germany ($3,647 million) and Canada ($3,930 million) which are the largest pension plans in this category.

2022

	$ million, except where indicated
	Pension benefits					Other post-employment benefits
	The Netherlands	UK	USA	Rest of the world		OPEB [A]	Total
At January 1	35,340	29,913	19,003	18,213		4,867	107,336
Current service cost	286	259	282	261		57	1,145
Interest expense	298	489	417	380		120	1,704
Actuarial gains	(8,806)	(9,793)	(3,730)	(3,582)		(2,032)	(27,943)
Benefit payments	(942)	(1,124)	(1,088)	(771)		(178)	(4,103)
Other movements	374	130	(91)	(154)		37	296
Currency translation differences	(1,942)	(2,083)	—	(937)		8	(4,954)
At December 31	24,608	17,791	14,793	13,410	[B]	2,879	73,481
Comprising:
Funded pension plans	24,608	17,474	13,925	11,258			67,265
Weighted average duration	17 years	15 years	12 years	13 years			15 years
Unfunded pension plans		317	868	2,152			3,337
Weighted average duration		15 years	9 years	12 years			11 years
Unfunded OPEB plans						2,879	2,879
Weighted average duration						14 years	14 years
[A]Mainly related to post-retirement medical benefits in the USA.
[B]Rest of the world includes pension plans in Germany ($3,477 million) and Canada ($3,482 million) which are the largest pension plans in this category.

270	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
23. Retirement benefits continued
Defined benefit plan assets

2023

	$ million, except where indicated
	Pension benefits
	The Netherlands	UK	USA	Rest of the world		Total
At January 1	27,986	21,963	14,243	12,564		76,756
Return on plan assets in excess of interest income	833	(999)	609	800		1,243
Interest income	1,035	1,094	679	609		3,417
Employer contributions [A]	419	34	274	(23)		704
Plan participants' contributions	11	16	—	7		34
Benefit payments	(1,032)	(1,014)	(957)	(703)		(3,706)
Other movements	(6)	(16)	(13)	17		(18)
Currency translation differences	1,020	1,242	—	(731)		1,531
At December 31	30,266	22,320	14,835	12,540	[B]	79,961
[A]Includes the netted amount of $225 million received from the captive structure in relation to pension plans reinsured in Rest of the world.
[B]Rest of the world includes pension plans in Germany ($2,730 million) and Canada ($3,504 million) which are the largest pension plans in this category.

2022

	$ million, except where indicated
	Pension benefits
	The Netherlands	UK	USA	Rest of the world		Total
At January 1	37,096	33,720	18,055	15,624		104,495
Return on plan assets in excess of interest income	(6,576)	(8,682)	(3,523)	(1,831)		(20,612)
Interest income	314	552	406	460		1,732
Employer contributions	228	54	408	41		731
Plan participants' contributions	11	16	—	5		32
Benefit payments	(942)	(1,124)	(1,088)	(735)		(3,889)
Other movements	(9)	150	(15)	(184)		(58)
Currency translation differences	(2,136)	(2,723)	—	(816)		(5,675)
At December 31	27,986	21,963	14,243	12,564	[A]	76,756
[A]Rest of the world includes pension plans in Germany ($2,538 million) and Canada ($3,497 million) which are the largest pension plans in this category.

Type of pension assets

	2023	2022
Quoted in active markets:
Equities	12%	13%
Debt securities	71%	70%
Real estate	1%	—%
Other	—%	1%
Unquoted
Equities	12%	13%
Debt securities	4%	2%
Real estate	7%	7%
Investment funds	3%	4%
Debt repurchase agreements [A]	(11)%	(14)%
Cash	1%	4%
[A]Debt repurchase agreements are mainly related to UK member defined pension plans to fund liability-driven investments. In addition to these contracts, derivatives including interest rate and inflation swaps are used in the principal defined benefit plan in the Netherlands for liability matching strategies.
Employer contributions to funded defined benefit pension plans are based on actuarial valuations in accordance with local regulations and are estimated to be $480 million in 2024.

271	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
23. Retirement benefits continued
Characteristics of significant defined benefit and defined contribution plans and regulatory framework
The Netherlands
The principal defined benefit pension plan in the Netherlands is a funded career-averaged pension arrangement with retired employees drawing benefits as an annuity, with a surplus of $3,520 million reported as at December 31, 2023, (2022: $3,378 million surplus). While the plan was closed to employees hired or rehired after July 1, 2013, it currently remains open for ongoing accrual for existing active members. Active members account for 23% (2022: 23%) of the total defined benefit liability in the Netherlands. From July 1, 2013 onwards, new employees in the Netherlands are entitled to membership of a defined contribution pension plan.
In line with Dutch regulations, the defined benefit pension plan has a joint Trustee Board with trustee representatives nominated by the Company, the Central Staff Council and retired members. The defined benefit pension plan also has an Accountability Council comprised of members nominated by the Company, the Central Staff Council and retired members. Furthermore, there is a Supervisory Committee, which includes external experts from the pension industry, to oversee management, compliance and operations of the fund. The defined contribution pension plan has a one-tier Trustee Board with an independent chair, trustee representatives nominated by the Company and the Central Staff Council, as well as two executive board members. The defined contribution fund also has an Accountability Council comprised of members nominated by the Company and the Central Staff Council. Both Trustee Boards are responsible for administering the plans in line with the Dutch "Pensioen Wet" (PW), including corporate governance, investment strategy for the pension plans' assets and paying member benefits, and are required to act in the best interests of the members.
As per July 1, 2023, new pension legislation ("Wet Toekomst Pensioenen") came into effect in the Netherlands which needs to be implemented latest January 2028. This legislation aims to create a more resilient and adaptable pensions system that can better accommodate demographic changes and economic fluctuations while providing adequate retirement income. The legislation requires all future pension accruals to be in a defined contribution framework and also intends that benefits accrued in pension funds are converted into a defined contribution framework. The new regulatory framework will have an impact on both the defined benefit pension plan and the defined contribution pension plan. The necessary changes to the pension plans require Central Staff Council consent and acceptance by the Trustee Boards of the pension plans. It is our expectation that consent will be obtained during 2024 and that following this, a transition plan will be offered to the Trustee Boards for acceptance. Shell will continue to monitor and take appropriate actions when and as necessary, as required by the law. There remains a degree of uncertainty regarding the potential outcome and impact on Shell's earnings, cash flows and financial position.
UK
The three largest defined benefit pension plans for employees in the UK are funded final salary pension arrangements with retired employees mainly drawing benefits as an annuity with the option to take a portion as a lump sum. The three plans are separate and independent plans and cannot be netted against each other. In total, the plans reported a surplus of $3,246 million as at December 31, 2023 (2022: surplus of $4,172 million), which is after netting of unfunded plans of $340 million (2022: $317 million) which are reported as non-current liabilities on the balance sheet. All three plans were closed to new employees hired or rehired. However, two plans currently remain open for ongoing accrual for existing active members. Active members account for 16% (2022: 17%) of the total defined benefit liability in the UK. From March 1, 2013, onwards new employees in the UK are entitled to membership of a defined contribution pension plan.
In line with UK regulations, the principal defined benefit pension plan is governed by a corporate trustee whose board is comprised of four trustee directors nominated by the Company, including the chair and four member-nominated trustee directors. The defined contribution pension plan is governed by a corporate trustee whose board is comprised of three company-nominated directors, including the chair and two member-nominated trustee directors. The trustees are responsible for administering the plans in line with the Trust Deed and Regulations, including setting the investment strategy for the pension plans' assets and paying member benefits, and are required to act in the best interests of the members of the pension plans.
USA
The principal defined benefit pension plan in the USA is a funded final average pay pension plan with a surplus of $140 million reported as at December 31, 2023 (2022: $318 million surplus). After retirement, all retirees can choose to draw their benefits as an annuity, whereas others also have the choice to take their benefit in a lump sum. There is also an unfunded defined benefit pension plan with a deficit of $884 million (2022: $868 million deficit). The benefits under this plan are taken primarily in a lump sum. In addition, the Company provides a defined contribution benefit plan. The funded defined benefit, unfunded defined benefit, and Shell's defined contribution pension plans are subject to the provisions of the Employee Retirement Income Security Act (ERISA). Active members account for 23% (2022: 24%) of the total defined benefit liability in the USA.
Both the funded defined benefit pension plan and the defined contribution pension plan are governed by trustees who are appointed by the Plan Sponsor and are named fiduciaries with respect to the plans. The trustees are generally responsible for investment-related matters, appointing the Plan Administrator, maintaining general oversight and deciding appeals of participants.
In line with Shell group's strategic objectives and risk management, on January 30, 2024, the principal defined benefit pension plan in the USA, Shell Pension Plan, entered into a contract with "The Prudential Insurance Company of America" to settle $5,052 million of pension liabilities. The settlement price consisted of $4,920 million of pension assets. As a result of this transaction, all legal and constructive obligations for a tranche of benefits provided by the Shell Pension Plan have been eliminated. A gain on settlement of $101 million (after tax) will be recognised in Shell's Consolidated Statement of Income in 2024.

272	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
23. Retirement benefits continued
USA OPEB
The Company also sponsors "other post-retirement employee benefits" (OPEB), mainly in the USA. The OPEB plans in the USA provide medical, dental and vision benefits, as well as life insurance benefits to eligible retired employees. The plans are unfunded, and the Company and retirees share the costs with a deficit of $2,267 million reported as at December 31, 2023 (2022: $2,135 million deficit). The plan that provides post-retirement medical benefits in the USA is closed to employees hired or rehired on or after January 1, 2017. Certain life insurance benefits are paid by the Company.
Significant funding requirements:
￮Additional contributions to the Dutch defined benefit pension plan would be required if the 12-month rolling average local funding percentage falls below 105% for six months or more. At the most recent (2023) funding valuation, the local funding percentage was above this level.
￮There are no set minimum statutory funding requirements for the UK plans. A professional qualified independent actuary, appointed by the trustee board, undertakes a local funding valuation typically every three years. The most recent completed funding valuation for the principal defined benefit plan was undertaken as at December 31, 2020, and revealed a funding ratio of 103% and therefore no sponsor contributions (except for salary sacrifice contributions) were payable under the schedule of contributions.
￮Under the Pension Protection Act, US pension plans are subject to minimum required contribution levels based on the funding position.
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
These inherent risks are managed by a pension forum, chaired by the Chief Financial Officer, which oversees Shell's pension strategy, policy and operations. The forum is supported by a risk committee in reviewing the results of the assurance process with respect to pension risk.
Investment strategies
Long-term investment strategies of plans are generally determined by the relevant pension plan trustees using a structured asset/liability modelling approach to define the asset mix that best meets the objectives of optimising returns within agreed risk levels, while maintaining adequate funding levels.
Principal and actuarial assumptions
The principal assumptions applied in determining the present value of defined benefit obligations and their bases were as follows:
￮rates of increase in pensionable remuneration, pensions in payment and health-care costs: historical experience and management's long-term expectation;
￮discount rates: prevailing long-term AA corporate bond yields, chosen to match the currency and duration of the relevant obligation; and
￮mortality rates: published standard mortality tables for the individual countries concerned adjusted for Shell experience where statistically significant.
The weighted averages for those assumptions and related sensitivity information as at December 31, 2023 are presented below. Sensitivity information indicates by how much the defined benefit obligations would increase or decrease if a given assumption were to increase or decrease with no change in other assumptions. The sensitivity analyses may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation from one another. The weighted averages are at nominal terms and based on market expectations at December 31, 2023.

273	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
23. Retirement benefits continued

			$ million, except where indicated
			Effect of using alternative assumptions
	Assumptions used at nominal rates		Increase/(decrease) in defined benefit obligations
	Dec 31, 2023	Dec 31, 2022	Range of assumptions	Dec 31, 2023		Dec 31, 2022
Rate of increase in pensionable remuneration [A]	3.9%	4.0%	-1% to +1%	(828)	915	(833)	921
of which the Netherlands	3.3%	3.3%
of which UK	4.1%	4.1%
of which USA	4.6%	4.6%
Rate of increase in pensions in payment	1.9%	2.1%	-1% to +1%	(5,599)	6,713	(5,542)	6,657
of which the Netherlands	2.4%	2.6%
of which UK	2.8%	3.0%
of which USA	—%	—%
Discount rate for pension plans	4.1%	4.5%	-1% to +1%	10,560	(8,472)	10,522	(8,328)
of which the Netherlands	3.3%	3.7%
of which UK	4.6%	4.8%
of which USA	4.9%	5.0%
Inflation rate for defined benefit obligation [B]	2.0%	2.2%	-1% to +1%	(6,034)	7,300	(6,002)	7,271
of which the Netherlands	2.4%	2.6%
of which UK	2.9%	3.1%
Expected age at death for persons aged 60:
Men	88 years	87 years	-1 year to +1 year	(1,166)	1,143	(1,130)	1,103
of which the Netherlands	88 years	88 years
of which UK	87 years	87 years
of which USA	87 years	85 years
Women	89 years	89 years	-1 year to +1 year	(1,006)	1,041	(993)	1,077
of which the Netherlands	90 years	89 years
of which UK	89 years	90 years
of which USA	89 years	86 years
Rate of increase in health-care costs [C]	7.0%	6.4%	-1% to +1%	(338)	422	(298)	372
Discount rate for health-care plans [C]	5.6%	5.7%	-1% to +1%	457	(358)	401	(309)
[A]Based on active members.
[B]Excluding US funds in the weighted average inflation rate, because of the insignificant impact on the defined benefit obligation.
[C]Mainly related to post-retirement health-care benefits in the USA.

274	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
24. Decommissioning and other provisions

	$ million
	Decommissioning and restoration	Legal	Onerous contracts	Environmental	Redundancy	Other	Total
At January 1, 2023
Current	856	224	277	321	171	1,061	2,910
Non-current	19,429	1,177	1,207	730	153	1,149	23,845
	20,285	1,401	1,484	1,051	324	2,210	26,755
Additions	617	853	26	208	424	806	2,934
Amounts charged against provisions	(777)	(195)	(345)	(233)	(154)	(203)	(1,907)
Accretion expense	643	21	24	13	4	9	714
Disposals and liabilities classified as held for sale	(60)	(1)	—	(16)	(1)	(1)	(79)
Remeasurements and other movements	(1,499)	(24)	(83)	(74)	(113)	(321)	(2,114)
Currency translation differences	244	1	(2)	7	6	13	269
	(832)	655	(380)	(95)	166	303	(183)
At December 31, 2023
Current	1,296	508	224	318	367	1,328	4,041
Non-current	18,157	1,548	880	638	123	1,185	22,531
	19,453	2,056	1,104	956	490	2,513	26,572

At January 1, 2022
Current	871	270	653	332	410	802	3,338
Non-current	21,213	1,141	1,029	847	235	1,339	25,804
	22,084	1,411	1,682	1,179	645	2,141	29,142
Additions	618	314	620	178	226	832	2,788
Amounts charged against provisions	(672)	(272)	(661)	(211)	(372)	(333)	(2,521)
Accretion expense	483	16	13	12	1	5	530
Disposals and liabilities classified as held for sale	(1,228)	(21)	(66)	(2)	—	(7)	(1,324)
Remeasurements and other movements	(182)	(44)	(139)	(78)	(155)	(354)	(952)
Currency translation differences	(818)	(3)	35	(27)	(21)	(74)	(908)
	(1,799)	(10)	(198)	(128)	(321)	69	(2,387)
At December 31, 2022
Current	856	224	277	321	171	1,061	2,910
Non-current	19,429	1,177	1,207	730	153	1,149	23,845
	20,285	1,401	1,484	1,051	324	2,210	26,755
The amount and timing of settlement in respect of these provisions are uncertain and dependent on various factors that are not always within management's control. Reviews of estimated future decommissioning and restoration costs and the discount rate applied are carried out regularly. The discount rate applied at December 31, 2023, was 4.5% (2022: 3.25%). In 2023, there was a decrease of $2,916 million in total provisions due to the change in discount rate. Of this total, $2,777 million relates to a decrease in the decommissioning and restoration provision, partly offset by an increase resulting from changes in cost estimates of $1,340 million, reported within remeasurements and other movements. This net decrease is predominantly reflected in the carrying amount of the related asset.
An increase of 0.5% or a decrease of 0.5% in the discount rate could result in a decrease of $0.9 billion (2022: $1.2 billion) or an increase of $1 billion (2022: $1.3 billion) in decommissioning and restoration provisions, respectively. Where applicable, the carrying amount of the related asset is to be tested for impairment.
Other provisions at December 31, 2023, include amounts recognised in respect of employee benefits.

275	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
24. Decommissioning and other provisions continued
The decommissioning and restoration provision at December 31, 2023, is expected to be utilised within:

$ million
Dec 31, 2023
Between 1 to 5 years	4,766
Between 6 to 10 years	5,102
11 years and later	9,585
Total	19,453

25. Financial instruments
Financial instruments in the Consolidated Balance Sheet include investments in securities (see Note 14), cash and cash equivalents (see Note 17), debt (see Note 20) and derivative contracts.
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
Shell's operations expose it to market, credit and liquidity risk, as described below.
Market risk
Market risk is the possibility that changes in interest rates, foreign exchange rates or the prices of crude oil, natural gas, LNG, refined products, chemical feedstocks, power and environmental certificates will adversely affect the value of assets, liabilities or expected future cash flows.
Interest rate risk
Most debt is raised from central borrowing programmes. Shell's policy continues to be to have debt principally denominated in dollars and to maintain a largely floating interest rate exposure profile. However, Shell has issued a significant amount of fixed rate debt in recent years, taking advantage of historically low interest rates available in debt markets. As a result, the majority of the debt portfolio at December 31, 2023, is at fixed rates and this reduces Shell's adverse exposure to rising floating dollar interest rates (see Note 2).
The financing of most subsidiaries is structured on a floating-rate basis, and any further interest rate risk management is only applied under exceptional circumstances.
On the basis of the floating-rate net cash position at December 31, 2023, (both issued and hedged), and assuming other factors (principally foreign exchange rates and commodity prices) remained constant and that no further interest rate management action was taken, an increase in interest rates of 1% would have increased 2023 income before taxation by $226 million (2022: $234 million increase).
The carrying amounts and maturities of debt and borrowing facilities are presented in Note 20. Interest expense is presented in Note 9.
Foreign exchange risk
Many of the markets in which Shell operates are priced, directly or indirectly, in dollars. As a result, the functional currency of most Integrated Gas and Upstream entities and those with significant cross-border business is the dollar. For Chemicals and Products entities, the functional currency is typically the local currency. Consequently, Shell is exposed to varying levels of foreign exchange risk: when an entity enters into transactions that are not denominated in its functional currency; when foreign currency monetary assets and liabilities are translated at the balance sheet date; and as a result of holding net investments in operations that are not dollar-functional. Each entity is required to adopt treasury policies that are designed to measure and manage its foreign exchange exposures by reference to its functional currency.

276	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
25. Financial instruments continued
Foreign exchange gains and losses arise in the normal course of business from the recognition of receivables and payables and other monetary items in currencies other than an entity's functional currency. Foreign exchange risk may also arise in connection with capital expenditure. For major projects, an assessment is made at the final investment decision stage of whether to hedge any resulting exposure.
Assuming other factors (principally interest rates and commodity prices) remained constant and that no further foreign exchange risk management actions were taken, a 10% appreciation against the dollar at December 31 of the main currencies to which Shell is exposed would have the following effects:

	$ million
	Increase/(decrease) in income before taxation		Increase in net assets
	2023	2022	2023	2022
10% appreciation against the dollar of:
Sterling	(270)	(168)	1,022	894
Euro	(46)	124	2,434	1,486
Malaysian ringgit	49	65	279	313
Australian dollar	(129)	(65)	780	837
Canadian dollar	9	(44)	1,392	1,575
The above sensitivity information was calculated by reference to carrying amounts of assets and liabilities at December 31 only. The effect on income before taxation arises in connection with monetary balances denominated in currencies other than an entity's functional currency; the effect on net assets arises principally from the translation of assets and liabilities of entities that are not dollar-functional.
Foreign exchange gains and losses included in income are presented in Note 8.
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

Value-at-risk (pre-tax)

				$ million
		2023		2022
	Average	Year-end	Average	Year-end
Global oil	43	25	72	56
North America gas and power	13	10	18	23
Europe gas and power	31	12	54	40
Australia gas and power	4	2	12	12
Environmental certificates	9	4	10	13
Furthermore, commodity derivative hedge contracts are used to partially mitigate price volatility on future LNG sales and purchases.
As contracts to buy and sell physical LNG are accounted for on an accrual basis (see Note 2) and commodity derivatives are accounted for on a fair-value basis, this creates an accounting mismatch over periods. The fair value accounting of commodity derivatives can result in gains or losses in the Consolidated Statement of Income.
These derivative contracts are based on a mix of European and North American gas price indices, global crude price indices and Asian LNG price indices. In previous years, Shell has seen high volatility in these markets. On that basis, a sensitivity analysis has been performed for a 50% price increase or decrease of this basket of derivative contracts at year-end 2023, which would result in a gain or loss of $1.5 billion (pre-tax) in the Consolidated Statement of Income (2022: $2.7 billion), whereas the same sensitivity analysis applied to the average exposures for the period was $0.8 billion (2022: $2.5 billion).

277	Shell	Form 20-F 2023

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
A defined portfolio credit risk appetite is in place to manage credit risk concentrations. It includes a set of thresholds and alerts set at different portfolio levels (e.g. country, industry sector, creditworthiness). Utilisation against these thresholds is actively monitored, and actions are taken to ensure compliance where appropriate. In 2023, there were no material concentrations of credit risk, with individual customers or geographically. In 2022, elevated commodity prices, mainly in relation to strategic long-term contracts in the gas portfolios resulted in a material concentration of risk representing around 25% of total Shell net credit exposure after offsetting for cash collateral and other instruments held.
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
In commodity trading, counterparty credit risk is managed within a framework approved by the CEO and CFO, and for which delegations are in place to other executives in the business. Credit limits are defined and their utilisation is regularly reviewed. Credit risk exposure is continuously monitored and the acceptable level of credit exposure is determined in accordance with the approved delegations. Credit checks are performed by a department independent of traders, and are undertaken before contractual commitment. Where appropriate, netting arrangements, credit insurance, prepayments and collateral are used to manage specific risks.
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

2023

						$ million
			Amounts offset		Amounts not offset
	Gross amounts before offset	Amounts offset	Net amounts as presented	Cash collateral received/pledged	Other offsetting instruments	Net amounts
Assets:
Within trade receivables	20,810	12,350	8,460	18	356	8,086
Within derivative financial instruments	26,166	13,140	13,026	1,688	2,616	8,722
Liabilities:
Within trade payables	18,423	12,351	6,072	69	356	5,647
Within derivative financial instruments	23,037	13,163	9,874	2,040	2,636	5,198

2022

						$ million
			Amounts offset		Amounts not offset
	Gross amounts before offset	Amounts offset	Net amounts as presented	Cash collateral received/pledged	Other offsetting instruments	Net amounts
Assets:
Within trade receivables	28,259	17,200	11,059	292	495	10,272
Within derivative financial instruments	56,154	34,685	21,469	1,904	4,563	15,002
Liabilities:
Within trade payables	29,981	17,200	12,781	608	495	11,678
Within derivative financial instruments	58,991	34,710	24,281	4,788	3,364	16,129
Amounts not offset principally relate to contracts where the intention to settle on a net basis was not clearly established at December 31.

278	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
25. Financial instruments continued
The carrying amount of financial assets pledged as collateral for liabilities or contingent liabilities at December 31, 2023, presented within trade and other receivables, was $3,437 million (2022: $11,133 million). The decrease in financial assets pledged as collateral is driven by the reduction in overall derivative exposure, mainly due to the decline in gas and power forward prices. The carrying amount of collateral held at December 31, 2023, presented within trade and other payables, was $1,404 million (2022: $1,648 million). Collateral mainly relates to initial margins held with commodity exchanges and over-the-counter counterparty variation margins. Some derivative contracts are fully cash collateralised, thereby eliminating both counterparty risk and the Group's own non-performance risk.
Liquidity risk
Liquidity risk is the risk that suitable sources of funding for Shell's business activities may not be available. Management believes that it has access to sufficient cash and cash equivalents, debt funding sources (capital markets) and to undrawn committed borrowing facilities to meet foreseeable requirements. Information about borrowing facilities is presented in Note 20.
Derivative contracts and hedges
Derivative contracts are used principally as hedging instruments. However, because hedge accounting is not always applied, movements in the carrying amounts of derivative contracts that are recognised in income may not be matched in the same period by the recognition of the income effects of the related hedged items.
Carrying amounts, maturities and hedges
The carrying amounts of derivative contracts at December 31, designated and not designated as hedging instruments for hedge accounting purposes, were as follows:

2023

							$ million
	Assets			Liabilities
	Designated	Not designated	Total	Designated	Not designated	Total	Net
Interest rate swaps	14	2	16	98	—	98	(82)
Forward foreign exchange contracts	—	697	697	—	592	592	105
Currency swaps and options	177	—	177	1,959	13	1,972	(1,795)
Commodity derivatives	—	14,783	14,783	—	9,161	9,161	5,622
Other contracts	—	226	226	—	7	7	219
Total	191	15,708	15,899	2,057	9,773	11,830	4,069

2022

							$ million
	Assets			Liabilities
	Designated	Not designated	Total	Designated	Not designated	Total	Net
Interest rate swaps	—	1	1	169	—	169	(168)
Forward foreign exchange contracts	—	907	907	—	996	996	(89)
Currency swaps and options	31	24	55	2,925	5	2,930	(2,875)
Commodity derivatives	—	23,676	23,676	—	22,858	22,858	818
Other contracts	—	380	380	—	389	389	(9)
Total	31	24,988	25,019	3,094	24,248	27,342	(2,323)

279	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
25. Financial instruments continued
As part of Shell's normal business, commodity derivative hedge contracts are entered into for mitigation of future purchases, sales and inventory. Net gains before tax on derivative contracts, excluding those designed as hedges, were $5,189 million in 2023 (2022: $1,331 million gains; 2021: $8,377 million losses).
Certain contracts, mainly to hedge price risk relating to forecast commodity transactions, were designated in cash flow hedging relationships and are presented after the offset of related margin balances with exchanges. Contracts to hedge foreign exchange risks were also designated in cash flow hedging relationships and the net carrying amount of these contracts at December 31, 2023, was a liability of $373 million (2022: $828 million liability). See Note 28 for the accumulated balance recognised within other comprehensive income.
Certain interest rate and currency swaps were designated in fair value hedges, principally in respect of debt for which the net carrying amount of the related derivative contracts, net of accrued interest, at December 31, 2023, was a liability of $1,441 million (2022: $2,191 million liability).
At December 31, 2023, no debt instruments (2022: €3 billion) were designated as hedges of net investments in foreign operations, relating to the foreign exchange risk arising between certain intermediate holding companies and their subsidiaries. See Note 28 for the accumulated balance recognised within other comprehensive income.
In the course of trading operations, certain contracts are entered into for delivery of commodities that are accounted for as derivatives. The resulting price exposures are managed by entering into related derivative contracts. These contracts are managed on a fair value basis and the maximum exposure to liquidity risk is the undiscounted fair value of derivative liabilities.
For a minority of commodity derivatives contracts, carrying amounts cannot be derived from quoted market prices or other observable inputs, in which case fair value is estimated using valuation techniques, such as Black-Scholes; option spread models; and extrapolation, using quoted spreads with assumptions developed internally based on observable market activity.
Other contracts include certain contracts that are held to sell or purchase commodities and others containing embedded derivatives, which are required to be recognised at fair value because of pricing or delivery conditions, even though they were entered into to meet operational requirements. These contracts are expected to mature in 2024-2025, with certain contracts having early termination rights (for either party). Valuations are derived from other observable inputs.
The contractual maturities of derivative liabilities at December 31 compare with their carrying amounts in the Consolidated Balance Sheet as follows:

2023

									$ million
	Contractual maturities
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total	Difference from carrying amount [A]	Carrying amount
Interest rate swaps	78	9	3	3	5	—	98	—	98
Forward foreign exchange contracts	465	77	25	1	—	(3)	565	27	592
Currency swaps and options	551	609	521	392	186	859	3,118	(1,146)	1,972
Commodity derivatives	5,767	1,902	799	381	225	597	9,671	(510)	9,161
Other contracts	2	4	2	—	—	—	8	(1)	7
Total	6,863	2,601	1,350	777	416	1,453	13,460	(1,630)	11,830
[A]Mainly related to the effect of discounting.

280	Shell	Form 20-F 2023

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
Fair value measurements
The net carrying amounts of derivative contracts held at December 31 categorised according to the predominant source and nature of inputs used in determining the fair value of each contract were as follows:

2023

				$ million
	Prices in active markets for identical assets/liabilities	Other observable inputs	Unobservable inputs	Total
Interest rate swaps	—	(82)	—	(82)
Forward foreign exchange contracts	—	105	—	105
Currency swaps and options	—	(1,795)	—	(1,795)
Commodity derivatives	(39)	3,191	2,470	5,622
Other contracts	—	223	(4)	219
Total	(39)	1,642	2,466	4,069

2022

				$ million
	Prices in active markets for identical assets/liabilities	Other observable inputs	Unobservable inputs	Total
Interest rate swaps	—	(168)	—	(168)
Forward foreign exchange contracts	—	(89)	—	(89)
Currency swaps and options	—	(2,875)	—	(2,875)
Commodity derivatives	68	(1,161)	1,911	818
Other contracts	—	(7)	(2)	(9)
Total	68	(4,300)	1,909	(2,323)

281	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
25. Financial instruments continued

Net carrying amounts of derivative contracts measured using predominantly unobservable inputs

		$ million
	2023	2022
At January 1	1,909	389
Net gains recognised in revenue	576	1,190
Purchases	271	886
Sales	(185)	(623)
Settlements	(125)	46
Recategorisations (net)	25	17
Currency translation differences	(5)	4
At December 31	2,466	1,909
Included in net gains recognised in revenue in 2023 were unrealised net gains totalling $797 million relating to assets and liabilities held at December 31, 2023 (2022: $449 million gains).
Unrecognised day one gains or losses
Certain long-term commodity contracts extend to periods where observable pricing data are limited and their value may include estimates. Where this is more than an insignificant part of the overall contract valuation, any gains or losses will be deferred. Valuation techniques are further described in Note 2. The unrecognised gains on these derivative contracts at December 31, 2023, were as follows:

		$ million
	2023	2022
At January 1	1,620	1,024
Movements	(13)	596
At December 31	1,607	1,620

26. Share capital

Issued and fully paid ordinary shares of €0.07 each [A]

	Number of shares			Nominal value			$ million
	A	B	Ordinary shares	A	B	Ordinary shares	Total
At January 1, 2023			7,003,503,393			584	584
Repurchases of shares			(479,394,344)			(40)	(40)
At December 31, 2023			6,524,109,049			544	544
At January 1, 2022	4,101,239,499	3,582,892,954		345	296		641
Repurchases of shares before assimilation	—	(34,106,548)			(3)		(3)
Assimilation of ordinary A and B shares into ordinary shares	(4,101,239,499)	(3,548,786,406)	7,650,025,905	(345)	(293)	638	—
Repurchases of B shares on January 27 and 28, 2022, cancelled as ordinary shares on February 2 and 3, 2022			(507,742)			—	—
Repurchases of shares after assimilation			(646,014,770)			(54)	(54)
At December 31, 2022			7,003,503,393			584	584
[A]Share capital at December 31, 2022, also included 50,000 issued and fully paid sterling deferred shares of £1 each, which were redeemed on March 27, 2023. Upon redemption, the sterling deferred shares were treated as cancelled and the Company's issued share capital was reduced by the nominal value of the shares redeemed in accordance with section 688 of the UK Companies Act 2006.
On January 29, 2022, as part of the Simplification announced on December 20, 2021, the Company's A and B shares were assimilated into a single line of ordinary shares. This is reflected in the above table.
At the Company's Annual General Meeting (AGM) on May 23, 2023, the Board was authorised to allot ordinary shares in the Company, and to grant rights to subscribe for or to convert any security into ordinary shares in the Company, up to an aggregate nominal amount of approximately €161 million (representing approximately 2,307 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 22, 2024, and the end of the AGM to be held in 2024, unless previously renewed, revoked or varied by the Company in a general meeting.

282	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
26. Share capital continued
At the May 23, 2023, AGM, shareholders granted the Company the authority to repurchase (i) up to 692 million ordinary shares "on-market" (excluding any treasury shares), less the number of ordinary shares purchased or committed to be purchased in terms of the buyback contracts ("off-market"), made under the authority in (ii); and (ii) up to 692 million ordinary shares off-market, less any on-market purchases made under the authority in (i).
In the case of both on-market and off-market purchases of the ordinary shares, the minimum price, exclusive of expenses, which may be paid for an ordinary share is €0.07 and the maximum price, exclusive of expenses, which may be paid for an ordinary share is the higher of: (i) an amount equal to 5% above the average market value for an ordinary share for the five business days immediately preceding the date of the purchase; and (ii) the higher of the price of the last independent trade and the highest current independent bid in relation to ordinary shares on the trading venues where the purchase is carried out. The authorities for both on-market and off-market purchases of the ordinary shares will expire at the earlier of the close of business on August 22, 2024, and the end of the AGM of the Company to be held in 2024. Ordinary shares purchased by the Company pursuant to these authorities will either be cancelled or held in treasury. Treasury shares are shares in the Company which are owned by the Company itself.

27. Share-based compensation plans and shares held in trust

Share-based compensation expense

	$ million
	2023	2022	2021
Equity-settled [A]	700	807	539
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

Share awards [A]

	Number of A shares (million)	Number of B shares (million)	Number of ordinary shares (million) [B]	Number of ADSs (million)	Weighted average remaining contractual life (years)
At January 1, 2023			58	10	1.1
Granted			19	3
Vested			(17)	(3)
Forfeited			(2)	—
At December 31, 2023			58	10	0.9
At January 1, 2022	38	12		9	1.2
Assimilation of ordinary A and B shares into ordinary shares	(38)	(12)	50
Granted	—	—	28	4
Vested	—	—	(13)	(2)
Forfeited	—	—	(7)	(1)
At December 31, 2022	—	—	58	10	1.1
[A]As revised, includes notional dividends.
[B]On January 29, 2022, as part of the Simplification announced on December 20, 2021, the Company's A and B shares were assimilated into a single line of ordinary shares.
Other plans offer eligible employees opportunities to acquire shares and ADSs of the Company or receive cash benefits measured by reference to the Company's share price.
Shell employee share ownership trusts and trust-like entities purchase the Company's shares in the open market to meet delivery commitments under employee share plans. At December 31, 2023, they held a total of 24.2 million ordinary shares (2022: 23.9 million) and 6.8 million ADSs (2022: 4.5 million).

283	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
28. Other reserves

Other reserves attributable to Shell plc shareholders

	$ million
	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2023	37,298	154	196	1,140	(17,656)	21,132
Other comprehensive income attributable to Shell plc shareholders	—	—	—	—	(83)	(83)
Transfer from other comprehensive income	—	—	—	—	(112)	(112)
Repurchases of shares	—	—	40	—	—	40
Share-based compensation	—	—	—	168	—	168
At December 31, 2023	37,298	154	236	1,308	(17,851)	21,145
At January 1, 2022	37,298	154	139	964	(19,646)	18,909
Other comprehensive income attributable to Shell plc shareholders	—	—	—	—	2,024	2,024
Transfer from other comprehensive income	—	—	—	—	(34)	(34)
Repurchases of shares	—	—	57	—	—	57
Share-based compensation	—	—	—	176	—	176
At December 31, 2022	37,298	154	196	1,140	(17,656)	21,132
At January 1, 2021	37,298	154	129	906	(25,735)	12,752
Other comprehensive loss attributable to Shell plc shareholders	—	—	—	—	6,134	6,134
Transfer from other comprehensive income	—	—	—	—	(45)	(45)
Repurchases of shares	—	—	10	—	—	10
Share-based compensation	—	—	—	58	—	58
At December 31, 2021	37,298	154	139	964	(19,646)	18,909
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

284	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
28. Other reserves continued
Accumulated other comprehensive income comprises the following:

Accumulated other comprehensive income attributable to Shell plc shareholders

								$ million
	Currency translation differences	Equity instruments remeasurements	Debt instruments remeasurements	Cash flow hedging (losses)/gains	Net investment hedging (losses)/gains	Deferred cost of hedging	Retirement benefits remeasurements	Total
At January 1, 2023	(12,590)	487	(75)	(524)	(1,964)	(26)	(2,964)	(17,656)
Recognised in other comprehensive income	1,393	(67)	33	(196)	(44)	(273)	(1,088)	(242)
Reclassified to income	1	—	9	162	—	61	—	233
Reclassified to the balance sheet	—	—	(1)	117	`	1	—	117
Reclassified to retained earnings	—	(112)	—	—	—	—	—	(112)
Tax on amounts recognised/reclassified	3	(32)	—	(12)	—	63	5	27
Total, net of tax	1,397	(211)	41	71	(44)	(148)	(1,083)	23
Share of joint ventures and associates	16	(202)	—	2	—	—	1	(183)
Other comprehensive (loss)/income for the period	1,413	(413)	41	73	(44)	(148)	(1,082)	(160)
Less: non-controlling interest	(36)	(1)	—	—	—	—	2	(35)
Attributable to Shell plc shareholders	1,377	(414)	41	73	(44)	(148)	(1,080)	(195)
At December 31, 2023	(11,213)	73	(34)	(451)	(2,008)	(174)	(4,044)	(17,851)
At January 1, 2022	(9,563)	1,294	3	(536)	(2,144)	(226)	(8,474)	(19,646)
Recognised in other comprehensive income	(3,422)	(524)	(90)	426	180	64	6,982	3,616
Reclassified to income	437	—	12	(636)	—	81	—	(106)
Reclassified to the balance sheet	—	—	—	(81)	—	—	—	(81)
Reclassified to retained earnings	—	(32)	—	—	—	—	(2)	(34)
Tax on amounts recognised/reclassified	(1)	33	—	59	—	55	(1,516)	(1,370)
Total, net of tax	(2,986)	(523)	(78)	(232)	180	200	5,464	2,025
Share of joint ventures and associates	30	(283)	—	244	—	—	30	21
Other comprehensive income/(loss) for the period	(2,956)	(806)	(78)	12	180	200	5,494	2,046
Less: non-controlling interest	(71)	(1)	—	—	—	—	16	(56)
Attributable to Shell plc shareholders	(3,027)	(807)	(78)	12	180	200	5,510	1,990
At December 31, 2022	(12,590)	487	(75)	(524)	(1,964)	(26)	(2,964)	(17,656)
At January 1, 2021	(8,175)	1,144	31	(485)	(2,439)	(187)	(15,624)	(25,735)
Recognised in other comprehensive income	(1,841)	180	(23)	88	295	(145)	10,191	8,745
Reclassified to income	368	—	(5)	(38)	—	92	—	417
Reclassified to the balance sheet	—	—	—	(13)	—	—	—	(13)
Reclassified to retained earnings	—	(45)	—	—	—	—	—	(45)
Tax on amounts recognised/reclassified	60	(35)	—	(16)	—	14	(2,993)	(2,970)
Total, net of tax	(1,413)	100	(28)	21	295	(39)	7,198	6,134
Share of joint ventures and associates	(36)	50	—	(72)	—	—	(48)	(106)
Other comprehensive income/(loss) for the period	(1,449)	150	(28)	(51)	295	(39)	7,150	6,028
Less: non-controlling interest	61	—	—	—	—	—	—	61
Attributable to Shell plc shareholders	(1,388)	150	(28)	(51)	295	(39)	7,150	6,089
At December 31, 2021	(9,563)	1,294	3	(536)	(2,144)	(226)	(8,474)	(19,646)

285	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
29. Dividends

Interim dividends

	$ per share			$ million
	2023	2022	2021 [A]	2023	2022	2021 [B]
Cash:
March	0.2875	0.24	0.1665	2,030	1,829	1,290
June	0.2875	0.25	0.1735	1,984	1,850	1,331
September	0.3310	0.25	0.24	2,179	1,818	1,854
December	0.3310	0.25	0.24	2,196	1,786	1,846
Total	1.237	0.99	0.82	8,389	7,283	6,321
[A]In 2021 Shell plc declared equal amounts of dividends per A and B share as presented.
[B]Dividends paid on A shares totalled in 2021: $3,330 million and dividends paid on B shares totalled in 2021: $2,991 million.
On February 1, 2024, the Directors announced a further interim dividend in respect of 2023 of $0.3440 per ordinary share. The total dividend is estimated to be $2,230 million and is payable on March 25, 2024, to shareholders on the register at February 16, 2024.
Shareholders will be able to elect to receive their dividends in US dollars, sterling or euros.

30. Earnings per share

	2023	2022	2021
Income attributable to Shell plc shareholders ($ million)	19,359	42,309	20,101

Weighted average number of shares used as the basis for determining:
Basic earnings per share (million of shares)	6,733.5	7,347.5	7,761.7
Diluted earnings per share (million of shares)	6,799.8	7,410.5	7,806.8
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

31. Legal proceedings and other contingencies
General
In the ordinary course of business, Shell subsidiaries are subject to a number of contingencies arising from litigation and claims brought by governmental authorities, including tax authorities, and private parties. The operations and earnings of Shell subsidiaries continue, from time to time, to be affected to varying degrees by political, legislative, fiscal and regulatory developments, including those relating to the protection of the environment and indigenous groups in the countries where they operate. The industries in which Shell subsidiaries are engaged are also subject to physical risks of various types.
The amounts claimed in relation to such events and, if such claims against Shell were successful, the costs of implementing the remedies sought in the various cases could be substantial. Based on information available to date and taking into account that in some cases it is not practicable to estimate the possible magnitude or timing of any resultant payments, management believes that the foregoing are not expected to have a material adverse impact on Shell's Consolidated Financial Statements. However, there remains a high degree of uncertainty around these contingencies, as well as their potential effect on future operations, earnings, cash flows and Shell's financial condition.
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
Decommissioning and restoration of manufacturing facilities
For long-lived manufacturing facilities, where decommissioning would generally be more than 50 years away, while there is a present obligation that has arisen from past events, the amount of the obligation cannot be reliably measured. This is because the settlement dates are indeterminate; and other estimates, such as extremely long-term discount rates for which there is no observable measure, cannot be reliably determined. Consequently, the decommissioning and restoration obligation that exists for such long-lived manufacturing facilities cannot be reliably quantified and is disclosed as a contingent liability. There remains a high degree of uncertainty concerning such obligations and their potential effects on future operations, earnings, cash flows, reputation and Shell's financial condition.

286	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
31. Legal proceedings and other contingencies continued
Pesticide litigation
Shell USA, Inc. (Shell USA), along with another agricultural chemical pesticide manufacturer and several distributors, has been sued by public and quasi-public water purveyors, water storage districts and private landowners alleging responsibility for groundwater contamination caused by applications of chemical pesticides. There are approximately 24 such cases currently pending, four claims made but not yet filed, and an active subpoena for records. These matters assert various theories of strict liability and negligence, seeking to recover actual damages, including drinking well treatment and remediation costs. Most assert claims for punitive damages. While Shell USA continues to vigorously defend these actions, in January 2018 an environmental regulatory standard became effective in the State of California, where a majority of the suits are pending. The 2018 standard requires public water systems state-wide to perform quarterly or monthly sampling of their drinking water sources for a chemical contained in certain pesticides. Water systems deemed out of compliance with the regulatory standard must take corrective action to resolve the exceedance or take the potable water source out of service. In response to this regulatory standard, Shell USA monitors the sampling results to determine the number of wells potentially impacted. Based on the claims asserted and Shell USA's history with regard to amounts paid to resolve varying actions, management does not expect the outcome of the matters pending at December 31, 2023, to have a material adverse impact on Shell. However, there remains a high degree of uncertainty regarding the potential outcome of some of these pending lawsuits, as well as their potential effect on future operations, earnings, cash flows and Shell's financial condition.
Climate change litigation
In the USA, energy companies (including Shell), industry associations, and others have been named in several matters alleging responsibility for the impacts of climate change due to the use of fossil fuels. These matters assert a number of different theories of liability for a wide variety of harms, including but not limited to, impacts to public and private infrastructure, natural resources, and public health and services. As of December 31, 2023, 24 lawsuits naming Shell as a defendant were pending, three claims were filed but not yet served, and one petition to preserve testimony was pending.
In the Netherlands, in a case against Shell brought by a group of environmental non-governmental organisations (eNGOs) and individual claimants, the Court found that while Shell is not currently acting unlawfully, Shell must reduce the aggregate annual volume of CO2 emissions of Shell operations and energy-carrying products sold across Scopes 1, 2 and 3 by 45% (net) by the end of 2030 relative to its 2019 emissions levels (the "Dutch Court Order"). For Scopes 2 and 3, this is a significant best-efforts obligation. Shell appealed that ruling and a hearing is scheduled to take place before the Dutch Court of Appeal of The Hague in April 2024.
Management believes the outcome of these matters should be resolved in a manner favourable to Shell, but there remains a high degree of uncertainty regarding the ultimate outcome of these lawsuits, as well as their potential effect on future operations, earnings, cash flows and Shell's financial condition.
NAM (Groningen gas field) litigation
Since 1963, NAM – a joint venture between Shell and ExxonMobil (50%:50%) – has been producing gas from the Groningen field, the largest gas field in Western Europe. After smaller tremors in the 1990s and the late 2000s, an earthquake measuring 3.6 on the Richter scale occurred in 2012, causing damage to properties in the affected area, and the area continues to experience tremor/earthquake-type events. NAM has successfully settled close to 80,000 claims for physical damage to property. The Dutch State has taken over the damage-claim-handling from NAM for all claim categories, and the strengthening operation in the region, while NAM remains financially responsible insofar as the costs corresponded to NAM's liability. In 2022, NAM started arbitrations with the Dutch government to have its financial liability determined for costs which the Dutch government compensated to claimants and subsequently charged to NAM. These claims include but are not limited to physical damage to property, housing value loss, emotional damage and loss of living enjoyment.
Shell and ExxonMobil seek to reach a final, all-encompassing settlement with the Dutch government on the new design of the Dutch "Gasgebouw" and the wind-down of natural gas production in Groningen. Shell, ExxonMobil and the Dutch government reached agreements in 2018 (Heads of Agreement) and 2019 (Interim Agreement) and subsequently have been engaged in discussions on the interpretation and implementation of these agreements and on a final and all-encompassing settlement. As these discussions have not led to such a settlement, in December 2023, the NAM shareholders asked an independent arbitration panel to rule on the interpretation and implementation of the agreements made in 2018/2019. The purpose of this arbitration is for a neutral third party to assess the situation and provide clarity. The arbitration is expected to take several years and the judgement will be binding. The arbitration does not preclude a final and all-encompassing settlement, provided Shell, ExxonMobil and the Dutch government agree to pursue such a settlement.
There remains a high degree of uncertainty concerning the ultimate outcome of these disputes and their potential effect on future operations, earnings, cash flows, reputation and Shell's financial condition.

287	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
31. Legal proceedings and other contingencies continued
Kazakhstan
Shell has several matters in dispute involving the Republic of Kazakhstan. One litigation matter involving a Shell NOV relates to a Sulphur permitting inspection outcome. An unfavourable ruling was issued by the Administrative Collegium of Astana City Court in February 2024. The Shell NOV is assessing its next steps, including filing an appeal to the Kazakhstan Supreme Court.
The other matters are two Shell NOVs concerning disputes as to cost recovery for the period 2010 to 2019 under the applicable production sharing contracts. In March 2023, the Republic of Kazakhstan appointed its arbitrator in each of the disputes, formally starting the arbitration process. No Statement of Claim has been filed in either matter.
Accordingly, at this time, it is not possible to reliably estimate the magnitude and timing of any possible obligations or payments in respect of the matters above or whether any payments will be due. There remains a high degree of uncertainty regarding the ultimate outcomes, as well as the potential effect on future operations, earnings, cash flows and Shell's financial condition.
Nigerian litigation
Shell subsidiaries and associates operating in Nigeria are parties to various environmental, non-environmental and contractual disputes brought in the courts of Nigeria and England. These disputes are at different stages in litigation, including at the appellate stage, where judgements have been rendered against Shell entities in some of these disputes. If taken at face value, the aggregate amount of these judgements could be seen as material. Management, however, believes that the outcomes of these disputes, once determined, will be favourable to Shell. However, there remains a high degree of uncertainty regarding these cases, as well as their potential effect on future operations, earnings, cash flows and Shell's financial condition.
OPL 245
On January 27, 2017, the Nigeria Federal High Court issued an Interim Order of Attachment for Oil Prospecting Licence 245 (OPL 245), pending the conclusion of the investigation of Shell Nigeria Exploration and Production Company Ltd.'s (SNEPCO's) investment in the Nigeria oil block OPL 245 and the 2011 settlement of litigation pertaining to that block with regard to potential anti-bribery, anti-corruption and anti-money laundering laws. SNEPCO applied for and was granted a discharge of this order on constitutional and procedural grounds. Also in Nigeria, in March 2017, criminal charges alleging official corruption and conspiracy to commit official corruption were filed against SNEPCO, one then current now former Shell employee and third parties including ENI SpA and one of its subsidiaries. Those proceedings are in abeyance. In January 2020, criminal charges alleging disobeying direction of law related to tax waivers were filed in Nigeria against Shell Nigeria Ultra Deep Ltd., SNEPCO, and third parties including Nigeria Agip Exploration Limited (NAE). Those proceedings are ongoing. In March 2017, parties alleging to be shareholders of Malabu Oil and Gas Company Ltd. (Malabu) filed two actions to challenge the 2011 settlement and the award of OPL 245 to SNEPCO and an ENI SpA subsidiary by the Federal Government of Nigeria. Both actions are currently stayed awaiting the outcome of appeals filed against procedural decisions. Those appeal proceedings are ongoing. On May 8, 2018, Human Environmental Development Agenda (HEDA) sought permission from the Federal High Court of Nigeria to apply for an order to direct the Attorney General of the Federation to revoke OPL 245 on grounds that the entire Malabu transaction in relation to the OPL is unconstitutional, illegal and void as it was obtained through fraudulent and corrupt practice. On July 3, 2019, the Nigerian Federal High Court upheld objections from SNEPCO and NAE and struck the lawsuit filed by HEDA. The suit was struck because of the statute of limitations and lack of jurisdiction to hear the matter. HEDA has appealed the judgement, which is ongoing.
On a separate OPL 245 matter, pre-trial criminal proceedings are pending against an individual who also did not work for or on behalf of Shell.
On July 21, 2022, the Dutch Public Prosecutor's office announced it had dismissed its investigation into bribery allegations related to OPL 245. On October 24, 2022, Re:Common, HEDA and The Corner House announced that they filed a complaint at the Court of Appeal in The Hague, pursuant to Article 12 of the Dutch Code for Criminal Procedure, challenging the decision by the Dutch Public Prosecutor to dismiss its investigation. There remains a high degree of uncertainty around the OPL 245 matters and contingencies discussed above, as well as their potential effect on future operations, earnings, cash flows and Shell's financial condition. Accordingly, at this time, it is not possible to reliably estimate the possible obligations and timing of any payments. Any violation of anti-bribery, anti-corruption or anti-money laundering legislation could have a material adverse effect on Shell plc's earnings, cash flows and financial condition.

288	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
32. Employees

Employee costs

	$ million
	2023	2022	2021
Remuneration	10,648	10,509	9,038
Social security contributions	957	860	819
Retirement benefits (see Note 23)	1,324	1,795	1,696
Share-based compensation (see Note 27)	700	807	539
Total [A]	13,629	13,971	12,092
[A]Excludes employees seconded to joint ventures and associates.

Average employee numbers [A]

	Thousand
	2023	2022	2021
Integrated Gas	6	6	6
Upstream	11	12	13
Marketing	26	17	14
Chemicals and Products	22	21	22
Renewables and Energy Solutions	5	4	3
Corporate	30	27	25
- of which Shell Business Service Centre (SBSC)	23	20	19
Total [B]	100	87	83
[A]Employee numbers are based on headcount.
[B]Excludes employees seconded to joint ventures and associates (2023: 2,000 employees; 2022: 2,000 employees; 2021: 2,000 employees).

33. Directors and Senior Management

Remuneration of Directors of the Company

	$ million
	2023	2022	2021
Emoluments	12	12	12
Value of released awards under long-term incentive plans	4	7	5
Employer contributions to pension plans	1	1	1
Emoluments comprise salaries and fees, annual bonuses (for the period for which performance is assessed) and other benefits. The value of released awards under long-term incentive plans for the period is in respect of the performance period ending in that year. In 2023, no Director accrued retirement benefits in respect of qualifying services under defined benefit plans.
Further information on the remuneration of the Directors can be found in the Directors' Remuneration Report on pages 174-176.

Directors and Senior Management expense

	$ million
	2023	2022	2021
Short-term benefits	31	33	27
Retirement benefits	2	2	3
Share-based compensation	17	17	16
Termination and related amounts	7	1	2
Total	57	53	48
Directors and Senior Management comprise members of the Executive Committee and the Non-executive Directors of the Company.
Short-term benefits comprise salaries and fees, annual bonuses delivered in cash and shares (for the period for which performance is assessed), other benefits and employer social security contributions.

289	Shell	Form 20-F 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
34. Auditor's remuneration

	$ million
	2023	2022	2021
Fees in respect of the audit of the Consolidated and Parent Company Financial Statements, including audit of consolidation returns	42	45	39
Other audit fees, principally in respect of audits of accounts of subsidiaries	19	18	18
Total audit fees	61	63	57
Audit-related fees	3	3	3
Fees in respect of other non-audit services	2	3	3
Total	66	69	63
In addition, the auditor provided audit services to retirement benefit plans for employees of subsidiaries. Remuneration paid by those benefit plans amounted to $1 million in 2023 (2022: $1 million; 2021: $1 million).

35. Post-balance sheet events
On January 16, 2024, Shell reached an agreement to sell its Nigerian onshore subsidiary The Shell Petroleum Development Company of Nigeria Limited (SPDC) for a consideration of $1.3 billion with additional cash payments up to $1.1 billion as well as further contingent payments. Under the agreed deal structure, economic performance accrues to the buyer with effect from December 31, 2021, however, Shell will continue to consolidate SPDC until control transfers at completion. At completion Shell will provide secured term loans of up to $1.2 billion and additional financing of up to $1.3 billion over future years. Completion of the transaction is subject to approvals by the Federal Government of Nigeria and other conditions.
On January 30, 2024, the principal defined benefit pension plan in the USA, Shell Pension Plan, entered into a contract with "The Prudential Insurance Company of America" to settle $5,052 million of pension liabilities. The settlement price consisted of $4,920 million of pension assets. As a result of this transaction, all legal and constructive obligations for a tranche of benefits provided by the Shell Pension Plan have been eliminated. This transaction will have no significant impact on the Consolidated Statement of Income, Consolidated Balance Sheet or Consolidated Statement of Cash Flows.
On February 1, 2024, Shell announced the commencement of a $3.5 billion share buyback programme covering an aggregate contract term of approximately three months (the "programme"). The purpose of the programme is to reduce the issued share capital of the Company. All shares repurchased as part of the programme will be cancelled. It is intended that, subject to market conditions, the programme will be completed prior to the Company's first quarter 2024 results announcement, scheduled for May 2, 2024. The Company has entered into an arrangement with a single broker consisting of three irrevocable, non-discretionary contracts, to enable the purchase of ordinary shares.

290	Shell	Form 20-F 2023

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
In Shell, extractive activities, or oil and gas exploration and production activities, are undertaken within the Integrated Gas, Upstream and the Chemicals and Products (includes oil sands) segments. Shell's extractive activities do not represent the full extent of Integrated Gas, Upstream and Chemicals and Products activities, and exclude GTL, some LNG activities, trading and optimisation, as well as other non-extractive activities. As a result, the information in this extractive activities section is not suitable for modelling Shell's integrated businesses, for which we refer to the segment information. Full segment information to the Consolidated Financial Statements is available on pages 246-251.
The information set out on pages 291-309 is referred to as "unaudited" as a means of clarifying that it is not covered by the audit opinion of the independent registered public accounting firm that has audited and reported on the Consolidated Financial Statements.
Proved reserves
Proved reserves estimates are calculated pursuant to the US Securities and Exchange Commission (SEC) Rules and the FASB's Topic 932. Proved reserves can be either developed or undeveloped. The definitions used are in accordance with the SEC Rule 4–10 (a) of Regulation S-X. We include proved reserves associated with future production that will be consumed in operations.
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
Subsidiaries' proved reserves at December 31, 2023, were divided into 76% developed and 24% undeveloped on a barrel of oil equivalent (boe) basis. For the Shell share of joint ventures and associates, the proved reserves at December 31, 2023, were divided into 34% developed and 66% undeveloped on a boe basis.
Proved reserves are recognised under various forms of contractual agreements. Shell's proved reserves volumes at December 31, 2023, present in agreements such as production-sharing contracts (PSC), tax/variable royalty contracts or other forms of economic entitlement contracts, where the Shell share of reserves can vary with commodity prices, were 2,095 million barrels of crude oil and natural gas liquids, and 10,443 thousand million standard cubic feet (scf) of natural gas.
Proved reserves cannot be measured exactly because estimation of reserves involves subjective judgement (see "Risk factors" on page 20 and our "Proved reserves assurance process" below). These estimates remain subject to revision and are unaudited supplementary information.
Proved reserves assurance process
A central group of reserves experts, who on average have around 28 years' experience in the oil and gas industry, undertake the primary assurance of the proved reserves bookings. This group of experts is part of the Resources Assurance and Reporting (RAR) organisation within Shell. A Vice President with 38 years' experience in the oil and gas industry currently heads the RAR organisation. He is a member of the Society of Petroleum Engineers, Society of Petroleum Evaluation Engineers and holds a BA in mathematics from Oxford University and an MEng in Petroleum Engineering from Heriot-Watt University. The RAR organisation reports directly to an Executive Vice President of Finance, who is a member of the Upstream Reserves Committee (URC). The URC is a multidisciplinary committee consisting of senior representatives from the Finance, Legal, Integrated Gas and Upstream organisations. The URC reviews and endorses all major (larger than 20 million barrels of oil equivalent) proved reserves bookings and debookings and endorses the total aggregated proved reserves. Final approval of all proved reserves bookings remains with Shell's CEO, and all proved reserves bookings are reviewed by Shell's Audit and Risk Committee. The Internal Audit function also provides secondary assurance through audits of the control framework.
Crude oil, natural gas liquids, synthetic crude oil and bitumen
Shell subsidiaries' proved reserves of crude oil, natural gas liquids (NGLs), synthetic crude oil and bitumen at the end of the year; their share of the proved reserves of joint ventures and associates at the end of the year; and the changes in such reserves during the year are set out on pages 292-295. Significant changes in these proved reserves are discussed below (except where specific disclosures are prohibited), where "revisions and reclassifications" are changes based on new information that resulted from development drilling, production history and changes in economic factors.

291	Shell	Form 20-F 2023

Financial Statements and Supplements
Supplementary information – oil and gas (unaudited) continued
Proved reserves 2023–2022
Shell subsidiaries
Asia
￮The increase of 149 million barrels in revisions and reclassifications was mainly in Oman.
Africa
￮The increase of 79 million barrels in revisions and reclassifications was mainly in Bonga in Nigeria.
USA
￮The increase of 69 million barrels in extensions and discoveries was due to FID of Sparta.
￮The increase of 46 million barrels in revisions and reclassifications was mainly in Appomattox.
￮The decrease of 110 million barrels in sales in place was in Aera.
South America
￮The increase of 165 million barrels in revisions and reclassifications was mainly in Mero and Atapu in Brazil.
Proved reserves 2022–2021
Shell subsidiaries
Canada
￮The increase of 240 million barrels in purchases was mainly in Jackpine Mine.
South America
￮The increase of 55 million barrels in purchases was in Atapu in Brazil.

292	Shell	Form 20-F 2023

Financial Statements and Supplements
Supplementary information – oil and gas (unaudited) continued

Proved developed and undeveloped reserves 2023

										Million barrels
					North America			South America
	Europe	Asia	Oceania	Africa	USA	Canada			Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Oil and NGL	Oil and NGL	Synthetic crude oil	All products
Shell subsidiaries
At January 1	192	1,411	106	218	543	4	731	1,138	3,612	731	4,343
Revisions and reclassifications	2	149	(17)	79	46	1	35	165	425	35	460
Improved recovery	—	3	—	—	—	—	—	—	3	—	3
Extensions and discoveries	—	2	—	—	69	1	—	25	97	—	97
Purchases of minerals in place	—	—	1	—	3	—	11	—	4	11	15
Sales of minerals in place	—	(11)	—	—	(110)	—	—	—	(121)	—	(121)
Production [A]	(34)	(162)	(11)	(38)	(112)	(1)	(20)	(150)	(508)	(20)	(528)
At December 31	160	1,392	79	259	439	5	757	1,178	3,512	757	4,269
Shell share of joint ventures and associates
At January 1	3	327	—	—	—	—	—	7	337	—	337
Revisions and reclassifications	—	—	—	—	—	—	—	(7)	(7)	—	(7)
Improved recovery	—	—	—	—	—	—	—	—	—	—	—
Extensions and discoveries	—	—	—	—	—	—	—	—	—	—	—
Purchases of minerals in place	—	85	—	—	—	—	—	—	85	—	85
Sales of minerals in place	—	—	—	—	—	—	—	—	—	—	—
Production	(1)	(22)	—	—	—	—	—	—	(23)	—	(23)
At December 31	2	390	—	—	—	—	—	—	392	—	392
Total [B]	162	1,782	79	259	439	5	757	1,178	3,904	757	4,661
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31	—	—	—	—	—	—	378	—	—	378	378
[A]Includes 1 million barrels consumed in operations for synthetic crude oil.
[B]On January 16, 2024, Shell announced an agreement to sell its Nigerian onshore subsidiary The Shell Petroleum Development Company of Nigeria Limited (SPDC) which holds a 30% interest in the SPDC JV to Renaissance, subject to approvals by the Federal Government of Nigeria and other conditions. As of December 31, 2023, we had proved reserves of 142 million barrels in crude oil. See Note 35 on page 290.

Proved developed reserves 2023

										Million barrels
					North America			South America
	Europe	Asia	Oceania	Africa	USA	Canada			Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Oil and NGL	Oil and NGL	Synthetic crude oil	All products
Shell subsidiaries
At January 1	140	999	73	187	356	3	731	831	2,589	731	3,320
At December 31	122	985	53	230	305	2	757	841	2,538	757	3,295
Shell share of joint ventures and associates
At January 1	3	154	—	—	—	—	—	7	164	—	164
At December 31	2	113	—	—	—	—	—	—	115	—	115

Proved undeveloped reserves 2023

										Million barrels
					North America			South America
	Europe	Asia	Oceania	Africa	USA	Canada			Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Oil and NGL	Oil and NGL	Synthetic crude oil	All products
Shell subsidiaries
At January 1	52	412	33	31	187	1	—	307	1,023	—	1,023
At December 31	38	407	26	29	134	3	—	337	974	—	974
Shell share of joint ventures and associates
At January 1	—	173	—	—	—	—	—	—	173	—	173
At December 31	—	277	—	—	—	—	—	—	277	—	277

293	Shell	Form 20-F 2023

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
[B]As announced on February 28, 2023, Shell completed the sale of its 100% interest in Shell Onshore Ventures LLC, which held a 51.8% membership interest in Aera Energy LLC, to IKAV.
As of December 31, 2022, we had proved reserves of 112 million barrels in crude oil.

Proved developed reserves 2022

										Million barrels
					North America			South America
	Europe	Asia	Oceania	Africa	USA	Canada			Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Oil and NGL	Oil and NGL	Synthetic crude oil	All products
Shell subsidiaries
At January 1	140	1,348	71	218	397	2	533	786	2,962	533	3,495
At December 31	140	999	73	187	356	3	731	831	2,589	731	3,320
Shell share of joint ventures and associates
At January 1	7	197	—	—	—	—	—	4	208	—	208
At December 31	3	154	—	—	—	—	—	7	164	—	164

Proved undeveloped reserves 2022

										Million barrels
					North America			South America
	Europe	Asia	Oceania	Africa	USA	Canada			Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Oil and NGL	Oil and NGL	Synthetic crude oil	All products
Shell subsidiaries
At January 1	68	173	9	47	213	3	—	345	858	—	858
At December 31	52	412	33	31	187	1	—	307	1,023	—	1,023
Shell share of joint ventures and associates
At January 1	—	20	—	—	—	—	—	—	20	—	20
At December 31	—	173	—	—	—	—	—	—	173	—	173

294	Shell	Form 20-F 2023

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
[B]As of December 31, 2021, we had proved reserves of 93 million barrels in crude oil relating to activities in Russia.

Proved developed reserves 2021

										Million barrels
					North America			South America
	Europe	Asia	Oceania	Africa	USA	Canada			Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Oil and NGL	Oil and NGL	Synthetic crude oil	All products
Shell subsidiaries
At January 1	103	1,417	69	316	539	12	644	674	3,130	644	3,774
At December 31	140	1,348	71	218	397	2	533	786	2,962	533	3,495
Shell share of joint ventures and associates
At January 1	6	192	—	—	—	—	—	1	199	—	199
At December 31	7	197	—	—	—	—	—	4	208	—	208

Proved undeveloped reserves 2021

										Million barrels
					North America			South America
	Europe	Asia	Oceania	Africa	USA	Canada			Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Oil and NGL	Oil and NGL	Synthetic crude oil	All products
Shell subsidiaries
At January 1	76	156	5	63	189	3	—	141	633	—	633
At December 31	68	173	9	47	213	3	—	345	858	—	858
Shell share of joint ventures and associates
At January 1	—	18	—	—	—	—	—	—	18	—	18
At December 31	—	20	—	—	—	—	—	—	20	—	20

295	Shell	Form 20-F 2023

Financial Statements and Supplements
Supplementary information – oil and gas (unaudited) continued
Natural gas
Shell subsidiaries' proved reserves of natural gas at the end of the year, their share of the proved reserves of joint ventures and associates at the end of the year, and the changes in such reserves during the years are set out on pages 296-299. Significant changes in these proved reserves are discussed below (except where specific disclosures are prohibited).
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
Proved reserves 2023–2022
Shell subsidiaries
Asia
￮The increase of 952 thousand million scf in revisions and reclassifications was mainly in Oman.
Oceania
￮The increase of 1,043 thousand million scf in revisions and reclassifications was mainly in Surat QGC and Gorgon in Australia.
Canada
￮The increase of 443 thousand million scf in revisions and reclassifications was mainly in Groundbirch in Canada.
Proved reserves 2022–2021
Shell subsidiaries
Asia
￮The increase of 682 thousand million scf in purchases was mainly in Oman.
￮The increase of 581 thousand million scf in extensions and discoveries was mainly in Marjoram and Rosmari in Malaysia.
￮The decrease of 906 thousand million scf in revisions and reclassifications was mainly due to higher prices resulting in a lower reserves entitlement in production-sharing contracts.
Oceania
￮The increase of 959 thousand million scf in revisions and reclassifications was mainly in Surat QGC in Australia.
￮The increase of 453 thousand million scf in extensions and discoveries was due to FID of Crux in Australia.
Canada
￮The decrease of 540 thousand million scf in revisions and reclassifications was mainly in Groundbirch in Canada.
South America
￮The increase of 288 thousand million scf in revisions and reclassifications was mainly in Trinidad and Tobago.
Shell share of joint ventures and associates
Asia
￮The decrease of 776 thousand million scf in revisions and reclassifications was mainly in Lunskoye in Russia.

296	Shell	Form 20-F 2023

Financial Statements and Supplements
Supplementary information – oil and gas (unaudited) continued

Proved developed and undeveloped reserves 2023

				Thousand million standard cubic feet
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Shell subsidiaries
At January 1	2,884	9,078	5,949	1,841	521	956	1,819	23,048
Revisions and reclassifications	(103)	952	1,043	139	64	443	64	2,602
Improved recovery	—	—	—	—	—	—	—	—
Extensions and discoveries	—	55	—	—	43	224	14	336
Purchases of minerals in place	—	—	14	—	2	—	—	16
Sales of minerals in place	—	(82)	—	—	(31)	—	—	(113)
Production [A]	(273)	(835)	(777)	(133)	(114)	(140)	(341)	(2,613)
At December 31	2,508	9,168	6,229	1,847	485	1,483	1,556	23,276
Shell share of joint ventures and associates
At January 1	175	5,008	169	—	—	—	7	5,359
Revisions and reclassifications	3	(141)	60	—	—	—	(6)	(84)
Improved recovery	—	—	—	—	—	—	—	—
Extensions and discoveries	—	—	30	—	—	—	—	30
Purchases of minerals in place	—	1,516	—	—	—	—	—	1,516
Sales of minerals in place	—	—	—	—	—	—	—	—
Production [B]	(56)	(280)	(31)	—	—	—	(1)	(368)
At December 31	122	6,103	228	—	—	—	—	6,453
Total [C]	2,630	15,271	6,457	1,847	485	1,483	1,556	29,729
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31	—	—	—	—	—	—	—	—
[A]Includes 233 thousand million standard cubic feet consumed in operations.
[B]Includes 27 thousand million standard cubic feet consumed in operations.
[C]On January 16, 2024, Shell announced an agreement to sell its Nigerian onshore subsidiary The Shell Petroleum Development Company of Nigeria Limited (SPDC) which holds a 30% interest in the SPDC JV to Renaissance, subject to approvals by the Federal Government of Nigeria and other conditions. As of December 31, 2023, we had proved reserves of 1765 thousand million standard cubic feet in natural gas. See Note 35 on page 290.

Proved developed reserves 2023

				Thousand million standard cubic feet
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Shell subsidiaries
At January 1	2,460	6,698	4,111	984	275	712	1,582	16,822
At December 31	2,205	7,348	4,870	875	268	706	1,273	17,545
Shell share of joint ventures and associates
At January 1	175	2,261	129	—	—	—	7	2,572
At December 31	120	1,936	228	—	—	—	—	2,284

Proved undeveloped reserves 2023

				Thousand million standard cubic feet
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Shell subsidiaries
At January 1	424	2,380	1,838	857	246	244	237	6,226
At December 31	303	1,820	1,359	972	217	777	283	5,731
Shell share of joint ventures and associates
At January 1	—	2,747	40	—	—	—	—	2,787
At December 31	2	4,167	—	—	—	—	—	4,169

297	Shell	Form 20-F 2023

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
[C]As announced on February 28, 2023, Shell completed the sale of its 100% interest in Shell Onshore Ventures LLC, which held a 51.8% membership interest in Aera Energy LLC, to IKAV.
As of December 31, 2022, we had proved reserves of 31 thousand million standard cubic feet.

Proved developed reserves 2022

				Thousand million standard cubic feet
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Shell subsidiaries
At January 1	2,532	8,789	4,089	981	373	757	1,301	18,822
At December 31	2,460	6,698	4,111	984	275	712	1,582	16,822
Shell share of joint ventures and associates
At January 1	265	3,097	71	—	—	—	6	3,439
At December 31	175	2,261	129	—	—	—	7	2,572

Proved undeveloped reserves 2022

				Thousand million standard cubic feet
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Shell subsidiaries
At January 1	459	784	1,218	1,035	242	783	452	4,973
At December 31	424	2,380	1,838	857	246	244	237	6,226
Shell share of joint ventures and associates
At January 1	47	463	—	—	—	—	—	510
At December 31	—	2,747	40	—	—	—	—	2,787

298	Shell	Form 20-F 2023

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
[C]As of December 31, 2021, we had proved reserves of 980 thousand million cubic feet in natural gas relating to activities in Russia.

Proved developed reserves 2021

				Thousand million standard cubic feet
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Shell subsidiaries
At January 1	1,590	9,675	3,656	1,341	670	720	924	18,576
At December 31	2,532	8,789	4,089	981	373	757	1,301	18,822
Shell share of joint ventures and associates
At January 1	227	3,175	42	—	—	—	1	3,445
At December 31	265	3,097	71	—	—	—	6	3,439

Proved undeveloped reserves 2021

				Thousand million standard cubic feet
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Shell subsidiaries
At January 1	852	252	520	1,022	132	575	203	3,556
At December 31	459	784	1,218	1,035	242	783	452	4,973
Shell share of joint ventures and associates
At January 1	35	502	—	—	—	—	—	537
At December 31	47	463	—	—	—	—	—	510

299	Shell	Form 20-F 2023

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
Standardised measure of discounted future cash flows relating to proved reserves at December 31

2023 – Shell subsidiaries

								$ million
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Future cash inflows	47,840	130,018	61,283	25,740	34,456	54,604	96,804	450,745
Future production costs	13,367	29,098	28,065	10,844	14,506	23,944	43,320	163,144
Future development costs	6,013	13,744	8,902	3,446	8,771	6,633	15,862	63,371
Future tax expenses	23,310	37,566	3,562	6,805	1,561	5,485	11,674	89,963
Future net cash flows	5,150	49,610	20,754	4,645	9,618	18,542	25,948	134,267
Effect of discounting cash flows at 10%	1,351	21,769	7,594	1,392	1,644	13,453	9,320	56,523
Standardised measure of discounted future net cash flows	3,799	27,841	13,160	3,253	7,974	5,089	16,628	77,744
Non-controlling interest included	—	—	—	—	—	2,544	—	2,544

2023 – Shell share of joint ventures and associates

								$ million
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Future cash inflows	1,885	71,003	1,478	—	—	—	—	74,366
Future production costs	792	27,725	1,136	—	—	—	—	29,653
Future development costs	601	8,267	155	—	—	—	—	9,023
Future tax expenses	386	24,495	—	—	—	—	—	24,881
Future net cash flows	106	10,516	187	—	—	—	—	10,809
Effect of discounting cash flows at 10%	(83)	6,539	(59)	—	—	—	—	6,397
Standardised measure of discounted future net cash flows	189	3,977	246	—	—	—	—	4,412

2022 – Shell subsidiaries

								$ million
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Future cash inflows	82,513	157,030	67,551	28,054	52,231	66,059	115,529	568,967
Future production costs	16,781	32,416	22,764	9,762	23,546	28,520	46,947	180,736
Future development costs	6,125	15,240	8,696	3,004	7,720	5,269	15,917	61,971
Future tax expenses	43,626	50,771	6,917	9,670	3,821	7,004	15,074	136,883
Future net cash flows	15,981	58,603	29,174	5,618	17,144	25,266	37,591	189,377
Effect of discounting cash flows at 10%	5,193	25,770	10,529	1,580	4,056	17,478	13,104	77,710
Standardised measure of discounted future net cash flows	10,788	32,833	18,645	4,038	13,088	7,788	24,487	111,667
Non-controlling interest included	—	—	—	—	—	3,314	—	3,314

300	Shell	Form 20-F 2023

Financial Statements and Supplements
Supplementary information – oil and gas (unaudited) continued

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
at December 31, 2021, due to addition of overhead, tax and abandonment costs and ongoing commitments post production of proved reserves.

301	Shell	Form 20-F 2023

Financial Statements and Supplements
Supplementary information – oil and gas (unaudited) continued
Change in standardised measure of discounted future net cash flows relating to proved reserves

2023

			$ million
	Shell subsidiaries	Shell share of joint ventures and associates	Total
At January 1	111,667	7,196	118,863
Net changes in prices and production costs	(57,249)	(8,991)	(66,240)
Revisions of previous reserves estimates	17,624	(1,507)	16,117
Extensions, discoveries and improved recovery	5,007	60	5,067
Purchases and sales of minerals in place	(4,039)	3,365	(674)
Development cost related to future production	(8,339)	(2,011)	(10,350)
Sales and transfers of oil and gas, net of production costs	(41,345)	(1,976)	(43,321)
Development cost incurred during the year	9,797	1,337	11,134
Accretion of discount	17,482	1,855	19,337
Net change in income tax	27,139	5,084	32,223
At December 31	77,744	4,412	82,156

2022

			$ million
	Shell subsidiaries	Shell share of joint ventures and associates	Total
At January 1	70,465	5,058	75,523
Net changes in prices and production costs	107,637	10,441	118,078
Revisions of previous reserves estimates	12,378	(5,544)	6,834
Extensions, discoveries and improved recovery	7,422	439	7,861
Purchases and sales of minerals in place	3,187	10,374	13,561
Development cost related to future production	(11,233)	(1,619)	(12,852)
Sales and transfers of oil and gas, net of production costs	(54,486)	(7,029)	(61,515)
Development cost incurred during the year	10,079	1,545	11,624
Accretion of discount	9,796	888	10,684
Net change in income tax	(43,578)	(7,357)	(50,935)
At December 31	111,667	7,196	118,863

2021

			$ million
	Shell subsidiaries	Shell share of joint ventures and associates	Total
At January 1	28,452	106	28,558
Net changes in prices and production costs	74,896	9,188	84,084
Revisions of previous reserves estimates	19,435	3,253	22,688
Extensions, discoveries and improved recovery	5,631	60	5,691
Purchases and sales of minerals in place	(880)	—	(880)
Development cost related to future production	(10,652)	(982)	(11,634)
Sales and transfers of oil and gas, net of production costs	(35,754)	(4,455)	(40,209)
Development cost incurred during the year	8,594	969	9,563
Accretion of discount	3,832	170	4,002
Net change in income tax	(23,089)	(3,251)	(26,340)
At December 31	70,465	5,058	75,523

302	Shell	Form 20-F 2023

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
Shell subsidiaries

		$ million
	2023	2022
Cost
Proved properties [A]	260,979	251,173
Unproved properties	8,711	11,641
Support equipment and facilities	11,767	11,329
	281,457	274,143
Depreciation, depletion and amortisation
Proved properties [A]	164,860	149,884
Unproved properties	3,400	5,238
Support equipment and facilities	6,953	6,241
	175,213	161,363
Net capitalised costs	106,244	112,780
[A]Includes capitalised asset decommissioning and restoration costs and related depreciation.
Shell share of joint ventures and associates

		$ million
	2023	2022
Cost
Proved properties [A]	48,424	46,244
Unproved properties	1,372	1,528
Support equipment and facilities	4,673	4,577
	54,469	52,349
Depreciation, depletion and amortisation
Proved properties [A]	36,844	34,683
Unproved properties	452	452
Support equipment and facilities	3,053	3,023
	40,349	38,158
Net capitalised costs	14,120	14,191
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
Shell subsidiaries

2023

								$ million
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Other [A]		Total
Acquisition of properties
Proved	1	—	—	—	3	—	—	4
Unproved	—	—	—	(6)	18	34	45	91
Exploration	352	201	62	536	1,159	293	365	2,968
Development	1,431	1,701	1,039	353	3,265	309	1,982	10,080
[A]Comprises Canada, Mexico and Barbados.

303	Shell	Form 20-F 2023

Financial Statements and Supplements
Supplementary information – oil and gas (unaudited) continued

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
Shell share of joint ventures and associates
Joint ventures and associates did not incur costs in the acquisition of oil and gas properties in 2023, 2022, and 2021.

2023

								$ million
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Other		Total
Exploration	—	65	5	—	—	—	—	70
Development	2	2,809	189	—	—	—	—	3,000

2022

								$ million
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Other		Total
Exploration	—	50	3	—	—	—	51	104
Development	(8)	2,250	246	—	—	—	87	2,575

2021

								$ million
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Other		Total
Exploration	—	69	1	—	—	—	41	111
Development	101	1,648	205	—	—	—	49	2,002

304	Shell	Form 20-F 2023

Financial Statements and Supplements
Supplementary information – oil and gas (unaudited) continued
Oil and gas exploration and production activities earnings
In Shell, extractive activities, or oil and gas exploration and production activities, are undertaken within the Integrated Gas, Upstream and Chemicals and Products segments. Shell's extractive activities do not represent the full extent of Integrated Gas, Upstream and Chemicals and Products activities, and exclude GTL, some LNG activities, trading and optimisation, as well as other non-extractive activities.
The earnings disclosed in this "extractive activities" section are only a subset of Shell's total earnings and as a result are not suitable for modelling Shell's integrated businesses, for which we refer to the full segment earnings and descriptions of Integrated Gas, Upstream and Chemicals and Products. These are available on pages 40, 46 and 67 respectively. The earnings disclosed in this "extractive activities" section are not adjusted for items such as impairment charges, restructuring charges and charges for onerous contract provisions. Full segment information to the Consolidated Financial Statements is available on pages 246-251.
The results of operations for oil and gas producing activities are shown in the tables below. Taxes other than income tax include royalties in cash to governments, without option to pay in kind outside USA and Canada.
Shell subsidiaries

2023

	$ million
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Other [A]		Total
Revenue
Third parties	1,328	2,967	754	1,431	123	827	1,934	9,364
Sales between businesses	7,452	11,717	7,113	2,344	8,711	2,382	10,663	50,382
Total	8,780	14,684	7,867	3,775	8,834	3,209	12,597	59,746
Production costs excluding taxes	1,655	1,827	1,181	659	1,259	677	1,514	8,772
Taxes other than income tax	102	165	412	284	—	—	3,307	4,270
Exploration	146	256	13	317	446	336	236	1,750
Depreciation, depletion and amortisation	1,687	1,324	2,760	1,471	4,330	1,094	4,100	16,766
Other costs/(income)	1,846	1,350	118	(32)	886	1,595	1,774	7,537
Earnings before taxation	3,344	9,762	3,383	1,076	1,913	(493)	1,666	20,651
Taxation charge/(credit)	2,362	5,544	976	343	330	(13)	1,088	10,630
Earnings after taxation	982	4,218	2,407	733	1,583	(480)	578	10,021
[A]Comprises Canada, Mexico and Barbados.

2022

	$ million
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Other [A]		Total
Revenue
Third parties	1,986	3,832	1,394	2,173	257	888	2,459	12,989
Sales between businesses	11,115	14,503	8,457	2,013	12,221	2,713	12,107	63,129
Total	13,101	18,335	9,851	4,186	12,478	3,601	14,566	76,118
Production costs excluding taxes	2,151	1,956	1,331	825	1,556	731	1,331	9,881
Taxes other than income tax	102	831	688	238	(3)	—	3,837	5,693
Exploration	274	121	74	233	621	92	297	1,712
Depreciation, depletion and amortisation	1,468	2,090	(211)	1,090	4,462	403	1,722	11,024
Other costs/(income)	3,772	1,089	135	(336)	629	1,557	1,030	7,876
Earnings before taxation	5,334	12,248	7,834	2,136	5,213	818	6,349	39,932
Taxation charge/(credit)	5,151	7,561	3,025	527	739	229	1,681	18,913
Earnings after taxation	183	4,687	4,809	1,609	4,474	589	4,668	21,019
[A]Comprises Canada, Mexico and Barbados.

305	Shell	Form 20-F 2023

Financial Statements and Supplements
Supplementary information – oil and gas (unaudited) continued

2021

	$ million
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Other [A]		Total
Revenue
Third parties	1,502	3,084	681	1,849	3,411	816	1,167	12,510
Sales between businesses	5,524	11,107	5,256	2,214	8,009	1,815	8,249	42,174
Total	7,026	14,191	5,937	4,063	11,420	2,631	9,416	54,684
Production costs excluding taxes	1,892	1,817	1,222	1,013	2,165	679	1,045	9,833
Taxes other than income tax	77	858	234	250	120	—	2,847	4,386
Exploration	239	73	21	133	616	191	150	1,423
Depreciation, depletion and amortisation	1,342	2,817	1,805	1,227	5,201	181	3,973	16,546
Other costs/(income)	3,747	1,330	(155)	(349)	(2,550)	1,045	233	3,301
Earnings before taxation	(271)	7,296	2,810	1,789	5,868	535	1,168	19,195
Taxation charge/(credit)	494	4,452	831	35	1,268	180	256	7,516
Earnings after taxation	(765)	2,844	1,979	1,754	4,600	355	912	11,679
[A]Comprises Canada and Mexico.
Shell share of joint ventures and associates

2023

	$ million
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Third-party revenue	433	3,801	239	—	—	—	52	4,525
Total	433	3,801	239	—	—	—	52	4,525
Production costs excluding taxes	255	634	109	—	—	—	7	1,005
Taxes other than income tax	26	872	17	—	—	—	7	922
Exploration		9	—	—	—	—	—	9
Depreciation, depletion and amortisation	105	501	45	—	—	—	29	680
Other costs/(income)	(2)	29	17	—	(7)	—	(10)	27
Earnings before taxation	49	1,756	51	—	7	—	19	1,882
Taxation charge	25	868	—	—	2	—	(20)	875
Earnings after taxation	24	888	51	—	5	—	39	1,007

2022

	$ million
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Third-party revenue	2,899	5,997	190	—	—	—	219	9,305
Total	2,899	5,997	190	—	—	—	219	9,305
Production costs excluding taxes	289	617	97	—	—	—	23	1,026
Taxes other than income tax	231	1,402	18	—	—	—	25	1,676
Exploration	1	26	—	—	—	—	—	27
Depreciation, depletion and amortisation	155	2,910	46	—	—	—	47	3,158
Other costs/(income)	(2,061)	184	14	—	(2)	—	18	(1,847)
Earnings before taxation	4,284	858	15	—	2	—	106	5,265
Taxation charge	2,958	1,437	—	—	1	—	22	4,418
Earnings after taxation	1,326	(579)	15	—	1	—	84	847

306	Shell	Form 20-F 2023

Financial Statements and Supplements
Supplementary information – oil and gas (unaudited) continued

2021

	$ million
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Third-party revenue	1,632	5,236	78	—	—	—	102	7,048
Total	1,632	5,236	78	—	—	—	102	7,048
Production costs excluding taxes	246	770	82	—	—	—	9	1,107
Taxes other than income tax	48	900	7	—	—	—	12	967
Exploration	2	27	—	—	—	—	—	29
Depreciation, depletion and amortisation	254	1,262	32	—	—	—	38	1,586
Other costs/(income)	732	118	(22)	—	(8)	—	11	831
Earnings before taxation	350	2,159	(21)	—	8	—	32	2,528
Taxation charge	62	877	—	—	2	—	(2)	939
Earnings after taxation	288	1,282	(21)	—	6	—	34	1,589
Acreage and wells
The tables below reflect acreage and wells of Shell subsidiaries, joint ventures and associates. The term "gross" refers to the total activity in which Shell subsidiaries, joint ventures and associates have an interest. The term "net" refers to the sum of the fractional interests owned by Shell subsidiaries plus the Shell share of joint ventures and associates' fractional interests. Data below are rounded to the nearest whole number.

Oil and gas acreage (at December 31)

											Thousand Acres
	2023				2022				2021
	Developed		Undeveloped		Developed		Undeveloped		Developed		Undeveloped
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Europe	5,913	1,854	4,230	2,105	6,008	1,873	6,121	3,095	6,022	1,880	8,083	3,839
Asia	20,654	7,360	34,782	18,515	20,678	7,370	33,382	18,524	21,360	7,651	31,620	17,022
Oceania	2,381	879	7,618	4,337	2,368	854	8,978	4,940	2,343	839	9,714	5,237
Africa	3,086	1,141	57,376	28,471	3,086	1,141	71,934	37,199	3,937	1,457	71,398	35,633
North America - USA	388	242	1,984	1,318	486	286	2,180	1,457	487	286	2,049	1,555
North America - Mexico	—	—	5,406	3,335	—	—	5,406	3,335	—	—	5,407	3,335
North America - Canada	385	213	1,147	646	379	209	1,126	626	367	208	1,326	821
South America	1,678	761	31,164	20,183	1,669	755	26,156	14,393	1,463	616	23,467	12,629
Total	34,485	12,450	143,707	78,910	34,674	12,488	155,283	83,569	35,979	12,937	153,064	80,071

307	Shell	Form 20-F 2023

Financial Statements and Supplements
Supplementary information – oil and gas (unaudited) continued

Number of productive wells [A] (at December 31)

	2023				2022								2021
	Oil		Gas		Oil				Gas				Oil		Gas
	Gross	Net	Gross	Net	Gross		Net		Gross		Net		Gross	Net	Gross	Net
Europe	754	201	930	295	749		199		963		306		796	193	1,021	324
Asia	8,536	2,959	374	238	8,164	[B]	2,843	[B]	316		201		8,804	3,213	362	209
Oceania	—	—	3,579	2,127	—		—		3,382		1,964		—	—	3,398	1,974
Africa	328	108	83	33	321		106		84		34		391	126	114	56
North America – USA	173	109	23	16	13,021		6,617		26		18		13,042	6,627	28	20
North America – Canada	—	—	545	472	—		—		530		459		—	—	510	440
South America	345	170	63	39	293	[C]	144	[C]	58	[D]	35	[D]	229	112	67	39
Total	10,136	3,547	5,597	3,220	22,548	[E]	9,909	[E]	5,359	[F]	3,017	[F]	23,262	10,271	5,500	3,062
[A]The number of productive wells with multiple completions at December 31, 2023 was 346 Gross (142 Net); December 31, 2022: 869 Gross (400 Net); December 31, 2021: 956 Gross (427 Net).
[B]Corrected From 8,147 Gross (2837 Net).
[C]Corrected From 294 Gross (145 Net).
[D]Corrected From 69 Gross (40 Net).
[E]Corrected From 22,532 Gross (9904 Net).
[F]Corrected From 5,370 Gross (3022 Net).

Number of net productive wells and dry holes drilled [A]

	2023		2022		2021
	Productive	Dry	Productive	Dry	Productive	Dry
Exploratory [A]
Europe	—	1	5	2	—	—
Asia	1	4	4	5	5	10
Oceania	24	0	20	1	—	2
Africa	—	2	—	2	—	11
North America - USA	2	5	—	5	3	39
North America - Canada	3	—	—	—	—	15
South America	10	—	18	2	5	1
Total	40	12	47	17	13	78
Development
Europe	2	—	3	—	3	1
Asia	255	3	217	—	218	—
Oceania	166	25	84	1	7	—
Africa	2	—	5	—	6	—
North America - USA	12	—	54	—	46	—
North America - Canada	10	1	22	—	—	—
South America	20	—	23	—	31	—
Total	467	29	408	1	311	1
[A]Productive wells are wells with proved reserves allocated. Wells in the process of drilling are excluded and presented separately below.

308	Shell	Form 20-F 2023

Financial Statements and Supplements
Supplementary information – oil and gas (unaudited) continued

Number of wells in the process of exploratory drilling [A]

2023
	At January 1				Wells in the process of drilling at January 1 and allocated proved reserves during the year		Wells in the process of drilling at January 1 and determined as dry during the year		New wells in the process of drilling at December 31		At December 31

	Gross		Net		Gross	Net	Gross	Net	Gross	Net	Gross	Net
Europe	9		5		—	—	—	—	2	1	11	7
Asia	66	[B]	25	[B]	(2)	(1)	(6)	(1)	4	3	62	26
Oceania	71		31		(51)	(24)	—	—	10	5	30	11
Africa	20		11		—	—	—	—	6	4	26	15
North America - USA	11		9		(2)	(2)	(3)	(3)	1	1	7	5
North America - Canada	6		6		—	—	—	—	—	—	6	6
South America	24		10		(14)	(6)	(1)	—	17	8	26	12
Total	207	[C]	97	[C]	(69)	(33)	(10)	(4)	40	22	168	82
[A]Wells in the process of exploratory drilling includes wells pending further evaluation.
[B]Corrected from 60 Gross (22 Net).
[C]Corrected from 201 Gross (94 Net).

Number of wells in the process of development drilling

						2023
	At January 1				At December 31
	Gross		Net		Gross	Net
Europe	2		1		5	2
Asia	109	[A]	20	[A]	127	20
Oceania	282		184		165	94
Africa	1		1		3	1
North America - USA	21		12		5	3
North America - Canada	6		5		—	—
South America	18		7		26	6
Total	439	[B]	230	[B]	331	126
[A]Corrected from 29 Gross (16 Net).
[B]Corrected from 359 Gross (226 Net).
In addition to the present activities mentioned above, the following recovery methods are operational in the following countries: water flooding (Brazil (including water alternating gas), Brunei, Malaysia, Nigeria, Oman, the UK and the USA); gas injection (Brazil, Brunei, Kazakhstan, Malaysia, Nigeria and Oman); steam injection (the Netherlands, Oman and the USA), and polymer flooding (Oman).

309	Shell	Form 20-F 2023

Financial Statements and Supplements
Supplementary information – EU Taxonomy disclosure

The EU Taxonomy

Introduction
Regulation EU 2020/852 (the "EU Taxonomy Regulation") is a classification system for determining when an economic activity can be considered environmentally sustainable according to European Union (EU) standards. It aims to encourage investment in a low-carbon economy by creating common definitions of sustainability and mandatory disclosures to help investors make informed decisions.
Non-financial companies screen their eligible activities against the taxonomy's technical criteria for environmental sustainability and minimum safeguards. This allows them to calculate the share of revenue (turnover), capital expenditure (capex) and operating expenditure (opex) that can be classified as aligned.
Shell supports the EU's ambition to achieve net zero emissions, which aligns with our own target to become a net-zero emissions energy business by 2050. We report against the taxonomy voluntarily because we recognise the importance of increasing transparency about how companies are progressing in the energy transition, even if the regulation is still evolving.
Reporting scope
The taxonomy's reporting scope covers Shell's global business, based on the financial consolidation boundary. Shell's eligible activities include elements of our chemicals, power generation and storage, hydrogen, biogas and biofuels, electric vehicle charging, carbon capture and storage (CCS) and nature-based solutions (NBS) businesses. Our remaining businesses are non-eligible.
The taxonomy's reporting basis differs from that used in our financial statements, which are based on International Financial Reporting Standards (IFRS).

For example, the taxonomy does not recognise our interests in equity-accounted joint ventures and associates, goodwill, feasibility expenses or integrated value chains. These and other differences result in lower reported turnover, capex and opex under the taxonomy compared with our other disclosures.
Technical criteria
The taxonomy’s technical criteria recognise stringent levels of environmental performance rather than transitional steps or alternative pathways. The complexity of the criteria and their reliance on EU standards can make the criteria difficult to interpret and apply, especially for activities outside the EU.
Eligible and aligned share of Shell's business
In 2023, Shell's eligible turnover was $8,445 million or 2.7% (2022: $11,986 million or 3.1%), capex was $6,032 million or 19.2% (2022: $6,744 million or 20.9%) and opex was $1,382 million or 25.9% (2022: $796 million or 16.1%).
In 2023, our aligned turnover was $542 million or 0.2%, capex was $4,173 million or 13.3% and opex was $30 million or 0.6%, comparing with zero alignment reported in 2022. The increase in the alignment was attributable to further development of our approach to technical screening based on evolving market practices and the acquisition of a biogas business. Our taxonomy-aligned activities include elements of our hydrogen, wind, solar, battery storage, biogas and biofuels and EV charging business, excluding individual assets that are not currently aligned with the technical screening criteria.
The taxonomy does not provide a complete picture of our low-carbon business. Nevertheless, we support efforts to improve the framework and advance climate-related disclosure more broadly. For more information, see "Our journey to net zero" on pages 80-113.

Scope of taxonomy-eligible activities

Activity					
1.4 Conservation forestry	✗ Equity-accounted JVAs	✗ Feasibility	✓ Eligible projects	✗ Non-eligible projects	✗ Trading
3.14 Manufacture of chemicals 3.17 Manufacture of plastics	✗ Equity-accounted JVAs	✗ Feasibility	✓ Manufacturing	✗ Non-eligible products	✗ Trading
3.10 Manufacture of hydrogen 4.13 Manufacture of biogas and biofuels	✗ Equity-accounted JVAs	✗ Feasibility	✓ Manufacturing	✗ Trading	✗ Feedstock (biofuels only)
4.1 Electricity from solar 4.3 Electricity from wind	✗ Equity-accounted JVAs	✗ Feasibility	✓ Power generation	✗ Trading and B2B/B2C sales	✗ Decarbonisation of non-eligible activities
4.10 Storage of electricity	✗ Equity-accounted JVAs	✗ Feasibility	✓ Power storage	✗ Trading and B2B/B2C sales	
4.29 Electricity from fossil gas	✗ Equity-accounted JVAs	✗ Feasibility	✓ Power generation	✗ Trading and B2B/B2C sales	✗ Upstream, midstream, LNG, GTL
5.11 Transport of CO_2 5.12 Storage of CO_2	✗ Equity-accounted JVAs	✗ Feasibility	✓ Transport & storage	✗ Carbon capture	
6.15 Infrastructure enabling low-carbon road transport	✗ Equity-accounted JVAs	✗ Feasibility	✓ Infrastructure	✗ Retail power and hydrogen sales	✗ B2B/B2C solutions
7.6 Installation of renewable energy technologies	✗ Equity-accounted JVAs	✗ Feasibility	✓ B2C solutions		

✓ **Taxonomy-eligible**
✗ **Taxonomy non-eligible**

B2B Business-to-Business **B2C** Business-to-Consumer **JVA** Joint Ventures & Associates **LNG** Liquefied Natural Gas **GTL** Gas-to-Liquids

310	Shell	Form 20-F 2023

Financial Statements and Supplements
Supplementary information – EU Taxonomy disclosure continued
The taxonomy framework
The taxonomy establishes technical criteria for environmental sustainability across more than 150 economic activities and six environmental objectives.
An activity is taxonomy-eligible if it is described in a delegated act adopted under the EU Taxonomy Regulation. Such an activity is eligible regardless of whether it complies with the technical screening criteria.
An activity is taxonomy-aligned if it contributes substantially to one or more environmental objectives, does no significant harm to any of the other objectives, is carried out in compliance with minimum human and labour rights safeguards, and complies with the relevant technical screening criteria.
The EU has stated that the taxonomy will develop over time. It notes that the fact an activity is not recognised as substantially contributing to one of the EU's environmental objectives does not necessarily mean it is not sustainable, and that not all activities with the potential to make a substantial contribution to the environmental objectives are yet included in the framework.
As a UK company with its registered office and headquarters in London, Shell plc is not currently subject to the EU Taxonomy Regulation. We expect to come into scope in 2024 via the EU's Corporate Sustainability Reporting Directive (CSRD), which extends the EU Taxonomy Regulation's reporting obligation to third-country issuers that are listed on European exchanges.
Our eligibility and alignment
In 2023, Shell's eligible turnover was $8,445 million or 2.7% (2022: $11,986 million or 3.1%), capex was $6,032 million or 19.2% (2022: $6,744 million or 20.9%) and opex was $1,382 million or 25.9% (2022: $796 million or 16.1%).
Eligible turnover decreased by $3,541 million, mainly due to lower prices and lower demand for Chemicals products. Capex was comparable to capex reported in 2022. Lower capex for wind and solar was offset by an increase in capex for the biogas and biofuels businesses. Opex was higher by $586 million compared with 2022, mainly driven by commencement of operations at the Shell Polymers Monaca polyethylene production facility in Pennsylvania.
In 2023, Shell's taxonomy-aligned turnover was $542 million or 0.2%, capex was $4,173 million or 13.3% and opex was $30 million or 0.6%. In 2022, Shell elected to report zero alignment for all economic activities due to uncertainty in the market about how to interpret various aspects of the technical criteria. Several activities were, however, assessed as close to aligned, including solar, wind, hydrogen, low-carbon road transport and renewable energy technology.
In 2023, five economic activities were assessed as taxonomy-aligned, including manufacture of hydrogen, electricity from wind, electricity from solar, storage of electricity and infrastructure enabling low-carbon road transport. For a sixth activity, manufacture of biogas and biofuels, we assessed some elements of our activities as taxonomy-aligned and some as non-aligned.
We further developed our approach to technical screening based on evolving market practices and internal efforts to improve alignment with the technical screening criteria. For example, we carried out a review of physical climate risks for our eligible activities in line with the requirements of the Generic criteria for Do No Significant Harm to Climate Change Adaptation (Appendix A). Completion of this review made it possible to report several activities that were close to alignment in 2022 as aligned in 2023.
Basis of preparation
Shell seeks to prepare its disclosure in accordance with Delegated Regulation EU 2021/2178 (the "Disclosures Delegated Act") as well as several Commission Notices containing answers to frequently asked questions about taxonomy reporting issued between 2021 and 2023.
Shell has adopted a three-step process to prepare its taxonomy disclosure:
￮we identify our eligible activities and map these to our assets and projects;
￮we screen those activities for alignment with the technical criteria and the minimum safeguards; and
￮we calculate the metrics for eligibility and alignment, based on the screening results.
Each step is discussed below.
Identification of eligible activities
Shell has assessed its business against the economic activities qualifying for the taxonomy's six environmental objectives. These include the activities listed in Delegated Regulation EU 2021/2139 (the "Climate Delegated Act", as amended), the gas-related activities listed in Delegated Regulation EU 2022/1214 (the "Complementary Climate Delegated Act") and the activities listed in EU 2023/2486 (the "Environmental Delegated Act").

EU taxonomy eligibility and alignment 2023

$ million, except where indicated
	2023			2022
	Turnover	Capex	Opex	Turnover	Capex	Opex
Aligned	542	4,173	30	—	—	—
Eligible	8,445	6,032	1,382	11,986	6,744	796
Non-eligible	308,175	25,440	3,951	369,328	25,556	4,138
Total	316,620	31,472	5,333	381,314	32,300	4,934
Aligned % of total	0.2%	13.3%	0.6%	—%	—%	—%
Eligible % of total	2.7%	19.2%	25.9%	3.1%	20.9%	16.1%
Non-eligible % of total	97.3%	80.8%	74.1%	96.9%	79.1%	83.9%

311	Shell	Form 20-F 2023

Financial Statements and Supplements
Supplementary information – EU Taxonomy disclosure continued
The taxonomy does not provide criteria for determining when an economic activity is in scope for reporting. According to EU guidance, an economic activity takes place when resources — such as capital, goods, labour, manufacturing techniques or intermediary products — are combined to produce specific goods or services. Based on this definition, Shell treats economic activities as in scope for reporting if they correspond to final goods or services offered for sale to customers, or if they are intended to be offered for sale in the future, based on current business plans. We do not report on factors of production or overheads, such as real estate or IT, since these do not represent a final good or service. We also do not report on activities which are immaterial to our results and are not intended to operate as stand-alone businesses, such as sales of waste heat or electricity from refineries and chemical plants.
For 2023, we identified a total of 13 economic activities as eligible for reporting. The only addition to our activities since last year was Storage of electricity, which became an eligible activity due to the development of new power storage projects. Although we screen our activities against all applicable environmental objectives, the discussion of our performance against the technical screening criteria focuses on the climate mitigation objective.
Alignment screening
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
Once the assets for each activity have been defined, we review the Substantial Contribution and Do No Significant Harm criteria and proceed to screen the assets. Screening is carried out by subject matter experts and subject to cross-checking at various levels.
The technical criteria are highly detailed, with extensive references to European standards and regulations, which are not widely used outside the region. Applying them poses several challenges including:
￮where it is difficult to translate EU standards or regulations to a non-EU context;
￮where Shell is materially aligned with a complex technical standard but varies in certain details;
￮where the criteria are expressed in qualitative terms that are open to interpretation; or
￮where the criteria are designed for a narrower range of applications than the one implied by the activity description.
These situations require us to apply judgement in determining whether the criteria are met.
Sometimes it is not possible to associate eligible turnover, capex or opex with a specific asset. For example, this can happen when we incur research and development expenses for an activity but the expenditure cannot be tied to a specific project for screening purposes. If alignment cannot be reasonably established according to our alignment screening process, the relevant amounts are classified as eligible but non-aligned.
Situations can arise where we may not be able to screen all assets in scope of an activity. This can occur when an activity contains a large number of early-stage projects and it is more efficient to focus on the most material projects and treat the remaining ones as eligible but non-aligned. This situation can also arise when assets are acquired late in the reporting cycle and there is insufficient time to conduct a high-quality screening, or when it has not been possible to obtain information about a non-operated asset from joint-venture partners. Such assets are treated as eligible but non-aligned by default.
Assets that do not have eligible turnover, capex or opex to report are non-eligible and are not subject to technical screening. In practice, many early-stage projects are non-eligible because they have no turnover or capex to report, while feasibility expenditures incurred prior to a final investment decision (FID) are non-eligible under the opex performance indicator. Technical screening outcomes described in this disclosure apply only to eligible assets that have been screened in 2023.
Where some assets or products in scope of an economic activity are assessed as fully aligned with the technical screening criteria while others are not, an allocation method is applied so that only the aligned portion is included. For example, this can occur when some biofuels or biogas production is assessed as taxonomy-aligned and some is assessed as non-aligned.
Where there is uncertainty with regard to how to interpret or apply any of the technical screening criteria in our alignment screening process, the relevant assets are assessed as non-aligned. In such cases, we intend to monitor future developments and update our approach as appropriate.
Substantial Contribution
The Substantial Contribution criteria are designed to ensure that an economic activity either has a substantial positive impact on one of the environmental objectives or substantially reduces negative impacts on the environment. The criteria vary from activity to activity.
Shell screened its eligible economic activities against all relevant environmental objectives. For five activities, assets in scope for screening were assessed as aligned with the Substantial Contribution criteria for climate mitigation, including solar, wind, hydrogen manufacturing, storage of electricity and infrastructure enabling low-carbon road transport. For a sixth activity, manufacture of biogas and biofuels, some elements were assessed as aligned and some as non-aligned, based on the proportion of feedstock meeting the Substantial Contribution criteria.
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
Do No Significant Harm
The Do No Significant Harm (DNSH) criteria are designed to ensure that an economic activity does not impede other environmental objectives being reached. The combination of the Substantial Contribution and Do No Significant Harm criteria is intended to ensure coherence between the taxonomy's objectives and to avoid progress towards one objective being made at the expense of another.
The DNSH criteria for activities contributing to climate change mitigation include detailed requirements for climate change adaptation, water, circular economy, pollution prevention and biodiversity. The criteria vary for each environmental objective and activity.

312	Shell	Form 20-F 2023

Financial Statements and Supplements
Supplementary information – EU Taxonomy disclosure continued
Shell screened its eligible economic activities against all relevant environmental objectives. For five activities, assets in scope for screening were assessed as aligned with the DNSH criteria for climate mitigation, including solar, wind, hydrogen manufacturing, storage of electricity and infrastructure enabling low-carbon road transport. Some elements of our manufacture of biogas and biofuels activities were assessed as aligned and some as non-aligned.
In 2023 we carried out a review of physical climate risks for our eligible activities in line with the requirements of the Generic criteria for Do No Significant Harm to Climate Change Adaptation (Appendix A). The completion of this review made it possible to report several activities that were close to alignment in 2022 as aligned in 2023. For more information, see "Climate Related Physical Risk" on page 90.
In assessing alignment with the DNSH criteria, we were required to apply judgement to our electric vehicle charging activities. Electric vehicle charging is referenced by multiple economic activities in the taxonomy, each of which has a different set of technical screening criteria. There is a lack of consensus in the market about which one to apply. Shell categorised all its electric vehicle charging businesses under the activity with the most stringent criteria, "6.15 Infrastructure Enabling Low-Carbon Road Transport and Public Transport".
For this activity, we assessed the DNSH criteria for waste management to be more applicable to medium- or large-scale infrastructure projects than to distributed, small-scale electric vehicle charging infrastructure with a small construction footprint. Our operating standards for electric vehicle charging include measures to limit waste generation and encourage re-use and recycling, which we assess as materially equivalent.
Our remaining eligible activities were assessed as non-aligned with one or more of the DNSH criteria. In several cases, we assessed ourselves as non-aligned due to uncertainty about how to interpret various aspects of the technical screening criteria.
Minimum safeguards
The taxonomy defines the minimum safeguards as procedures implemented by a company to ensure alignment with the OECD Guidelines for Multinational Enterprises and the UN Guiding Principles on Business and Human Rights, including the eight fundamental conventions identified in the Declaration of the International Labour Organisation on Fundamental Principles and Rights at Work and the International Bill of Human Rights.
Respect for human rights is embedded in the Shell General Business Principles and our Code of Conduct. We have an integrated approach to human rights that is embedded into our policies and processes, which are applicable to all employees and contractors. This approach is informed by the UN Guiding Principles on Business and Human Rights.
We assessed our taxonomy-eligible activities as compliant with the minimum safeguards. For more information, see "Human Rights" on page 125.
Capex Plan assessment
As specified in the Disclosures Delegated Act, capex and opex can be treated as aligned when such expenditures form part of a Capex Plan aimed at expanding an aligned activity or upgrading an eligible activity to enable it to become aligned.
To qualify, a Capex Plan must be approved by management and disclosed at the economic activity aggregated level. The expansion or upgrade must take place within five years unless a longer period is justified by the specific features of the activity and the upgrade concerned. This can be up to a maximum of 10 years. The justification for a longer transition period must feature in the Capex Plan and be included in the disclosure. If the Capex Plan fails to meet the conditions within the specified timeframe, previously published KPIs must be restated.
A lack of consensus exists in the market about how to interpret various aspects of the technical screening criteria. There is also uncertainty about how the criteria might apply to future performance conditions. Shell has therefore decided not to recognise any capex or opex as aligned under the Capex Plan provision in 2023.
Enabling and transitional activities
The taxonomy designates a subset of aligned activities as "enabling" or "transitional".
Transitional activities are those for which low-carbon alternatives are not yet available and which:
￮have greenhouse gas emission levels that correspond to the best performance in the sector or industry;
￮do not hamper the development and deployment of low-carbon alternatives; and
￮do not lead to a lock-in of carbon-intensive assets, considering the economic lifetime of those assets.
Enabling activities are those which directly enable others to make a substantial contribution to an environmental objective, provided they:
￮do not lead to a lock-in of assets that undermine long-term environmental goals, considering the economic lifetime of those assets; and
￮have a substantial positive impact on the basis of life-cycle considerations.
An economic activity is only transitional or enabling if it complies with the technical screening criteria. In 2023, two of Shell's activities, storage of electricity and infrastructure enabling low-carbon road transport, qualified as enabling.
Calculating the key performance indicators
The taxonomy KPIs consist of separate measures for eligible and aligned turnover, capex and opex. Each measure is calculated as the amount associated with eligible or aligned economic activities (numerator) divided by the total (denominator). In 2023, there was no change in the approach to calculate KPIs.
Turnover
The turnover KPI comprises the Revenue line from the Consolidated Statement of Income. This measure is reconciled as follows.

EU Taxonomy turnover 2023

		$ million
	2023	2022
Revenue from contracts with customers	301,013	369,606
Revenue from other sources	15,607	11,708
Total EUT Turnover	316,620	381,314
Shell's reporting of revenue in the Consolidated Statement of Income follows the IFRS definition, under which realised and unrealised gains and losses from hedging are recognised in revenue. We follow the same principles when calculating the numerator and denominator for the turnover KPI. In 2023, excluding hedging effects would have an immaterial impact on the numerator and denominator.

313	Shell	Form 20-F 2023

Financial Statements and Supplements
Supplementary information – EU Taxonomy disclosure continued
Capex
The capex KPI comprises the Additions line from the "Consolidated Financial Statements" Note 10 – Goodwill and other intangible assets; and the Additions line from the "Consolidated Financial Statements" Note 11 – Property, plant and equipment. Goodwill is excluded from the measure.
When business combinations involving an eligible activity occur in a prior reporting period but Purchase Price Allocation takes place within the current period, we recognise the resulting movements to property, plant and equipment and intangible assets as an addition. These amounts are contained within Note 10 – Goodwill and other intangible assets and Note 11 – Property, plant and equipment in the Sales, retirements and other movements line and are added to the numerator and denominator.
This measure is reconciled as follows.

EU Taxonomy capex 2023

		$ million
	2023	2022
Additions to property, plant and equipment	25,831	28,254
Additions to goodwill and other intangible assets	6,994	5,555
Less: Goodwill	1,436	1,954
Add: Other movements	83	445
Total EUT Capex	31,472	32,300
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
The capex KPI as defined by the EU Taxonomy Regulation differs from Shell's cash capital expenditure measure. The latter monitors investing activities on a cash basis, excluding items such as lease additions, which do not necessarily result in cash outflows in the period. This measure comprises the following lines from the Consolidated Statement of Cash Flows: Capital expenditure, investments in joint ventures and associates and investments in equity securities. The cash capex measure is presented on page 332.
Opex
The taxonomy defines the opex KPI as costs associated with maintenance and repair, research and development and short-term leases. This is narrower than Shell's definition of operating expenses and does not capture all of our expenditure on otherwise eligible activities. This measure is reconciled as follows:
* Non-GAAP measure (see page 329).

EU Taxonomy opex 2023

		$ million
	2023	2022
Production and manufacturing expenses	25,240	25,518
Selling, distribution and administrative expenses	13,433	12,883
Research and development	1,287	1,075
Total operating expenses*	39,960	39,476
Less: Non-maintenance expenses	21,689	22,211
Less: Selling, distribution and administrative expenses	13,433	12,883
Add: Expenses relating to short-term leases	495	552
Total EUT Opex	5,333	4,934
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
The reporting boundary for each economic activity is determined by the description contained in the relevant delegated act. This boundary frequently differs from our integrated value chains and segmental reporting. As a result, various adjustments are needed to calculate the required figures. For example, we exclude sales of third-party products as well as trading and retailing from the calculation of the KPIs. These are significant for Shell's integrated business model but are not eligible for the taxonomy. Although intra-group sales are non-eligible, sales to our trading business are used in certain circumstances to calculate the turnover attributable to eligible parts of the value chain.
When a reporting entity is engaged in multiple economic activities, an allocation method is applied so that only the appropriate part is included. Reconciliation is made to total turnover, capex and opex to avoid double counting.
In some cases, a subsidiary or other related undertaking may have interests in more than one economic activity but there insufficient data are available to disaggregate turnover, capex and opex. In these cases, we allocate the KPIs to the activity that best describes the primary business of the entity.
Shell's eligible and aligned turnover, capex and opex are presented on pages 317-319 in accordance with templates specified in Annex II of the Disclosures Delegated Act as amended. Disclosures concerning our gas-related activities are presented on pages 320-323 in accordance with the requirements of the Disclosures Delegated Act, Articles 8(6) and (7), including the templates specified in Annex XII.

314	Shell	Form 20-F 2023

Financial Statements and Supplements
Supplementary information – EU Taxonomy disclosure continued
Contextual information on the KPIs
This section provides additional contextual information to accompany the presentation of the turnover, capex and opex KPIs on pages 317-319.
Turnover
In 2023, Shell's taxonomy-eligible turnover was $8,445 million or 2.7% of the total, which was a decrease in absolute terms of $3,541 million compared with 2022. The economic activities that made the biggest contribution to eligible turnover were chemicals and plastics, renewable power (including wind, solar and installation of renewable energy technologies) and manufacture of biogas and biofuels.
Eligible turnover for renewable power increased to $842 million in 2023 from $462 million in 2022. Additional eligible revenue of $246 million was generated by manufacture of biogas and biofuels. The main drivers for increases were acquisitions and organic growth of the above businesses, offset by lower prices and lower demand for Chemicals products.
Aligned turnover of $542 million was generated by renewable power, low-carbon road transport and manufacture of biogas and biofuels.
Capex
In 2023, Shell's taxonomy-eligible capex was $6,032 million or 19.2% of the total, which was comparable to capex reported in 2022. The economic activities that made the biggest contribution to eligible capex included manufacture of biogas and biofuels, low-carbon road transport, chemicals and renewable power (solar and wind).
Eligible capex for biogas and biofuels was $2,078 million in 2023 compared with $580 million in 2022 driven by the business acquisition and the construction of the biofuels facility in Rotterdam. Solar and wind was a combined $1,596 million in 2023 compared with $2,862 million in 2022 due to capital relocation in the renewable power business compared with material acquisitions in 2022. Eligible capex for low-carbon transport, which includes electric vehicle charging and hydrogen mobility, was $ 991 million in 2023 compared with $346 million in 2022, driven by acquisitions and organic growth. Eligible capex for hydrogen was $199 million in 2023 compared to $139 million in 2022. Eligible capex for plastics fell to $131 million in 2023 from $1,914 million in 2022, reflecting the completion of construction activity at our Shell Polymers Monaca polyethylene production facility in Pennsylvania. A new activity, Storage of electricity, was added in 2023 due to the development of new power storage projects, which added additional capex of $82 million.
Aligned capex of $4,173 million was mainly driven by acquisition of the biogas business and growth of the biofuels business, by low-carbon road transport via its further growth and acquisitions, and by further developments in renewable power and manufacture of hydrogen.
Capex additions related to acquisitions through business combinations are aggregated with other capex additions.
Opex
In 2023, Shell's taxonomy-eligible opex was $1,382 million or 25.9% of the total, which was higher by $586 million compared with 2022. The economic activities that made the biggest contribution to eligible opex include chemicals and plastics, biofuels and hydrogen. Our chemicals business is relatively mature compared with our other eligible activities and therefore accounts for the largest share of opex.
Eligible opex for chemicals increased to $776 million in 2023 from $658 million in 2022. Opex for plastics increased to $357 million due to commencement of operations at the Shell Polymers Monaca polyethylene production facility in Pennsylvania. An increase in opex in biofuels and hydrogen was mainly related to research and development expenditure.
Aligned opex of $30 million was incurred by wind power generation and low-carbon road transport and related to research and development work.

315	Shell	Form 20-F 2023

Financial Statements and Supplements
Supplementary information – EU Taxonomy disclosure continued

Scope of taxonomy-eligible activities

No	Economic activity	Scope	Notes
1.4	Conservation forestry	Nature-based solutions projects that meet the EU taxonomy activity description for conservation forestry and generate capital assets.	[A], [B], [C]
3.10	Manufacture of hydrogen	Development and operation of hydrogen manufacturing assets.	[A], [B], [C], [D], [E]
3.14	Manufacture of organic basic chemicals	Manufacture of taxonomy-eligible chemical products.	[A], [B], [C], [D], [F]
3.17	Manufacture of plastics in primary form	Manufacture of polyethylene.	[A], [B], [C], [D]
4.1	Electricity generation using solar photovoltaic technology	Development and operation of solar photovoltaic power assets.	[A], [B], [C], [D], [G], [H]
4.3	Electricity generation from wind power	Development and operation of wind power assets.	[A], [B], [C], [D], [G], [H]
4.10	Storage of electricity	Development and operation of utility-scale facilities that store electricity.	[A], [B], [C], [G]
4.13	Manufacture of biogas and biofuels for use in transport and of bioliquids	Development and operation of assets for the manufacture of biogas and biofuels for use in transport.	[A], [B], [C], [D], [I]
4.29	Electricity generation from fossil gaseous fuels	Development and operation of gas-fired power assets.	[A], [B], [C], [D], [J], [K]
5.11	Transport of CO2	Development and operation of CO2 transport assets.	[A], [B], [L], [M]
5.12	Underground permanent geological storage of CO2	Development and operation of CO2 storage assets.	[A], [B], [L], [M]
6.15	Infrastructure enabling low-carbon road transport and public transport	Development and operation of electric vehicle charging points and hydrogen infrastructure for road transport.	[A], [B], [G]
7.6	Installation, maintenance and repair of renewable energy technologies	Installation, maintenance and repair of renewable energy technologies, on site.	[A], [B], [H]
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
[M]For integrated CCS projects where it is not practically possible to distinguish carbon capture, transport and/or storage, the "Storage of CO₂" activity is used.

316	Shell	Form 20-F 2023

Financial Statements and Supplements
Supplementary information – EU Taxonomy disclosure continued
Turnover KPI

Proportion of turnover from products or services associated with taxonomy-aligned economic activities - 2023 [A]

Financial year	2023			Substantial contribution criteria						DNSH criteria ('Do No Significant Harm')							Proportion of taxonomy-aligned (A.1.) or eligible (A.2.) turnover, year 2022 (18)	Category enabling activity (19)	Category transitional activity (20)
Economic activities (1)	Code (2)	Turnover (3)	Proportion of turnover year 2023 (4)	Climate change mitigation (5)	Climate change adaptation (6)	Water (7)	Pollution (8)	Circular economy (9)	Biodiversity (10)	Climate change mitigation (11)	Climate change adaptation (12)	Water (13)	Pollution (14)	Circular economy (15)	Biodiversity (16)	Minimum safeguards (17)
		$ million	%	Y; N; N/EL						Y/N							%	E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES
A.1 Environmentally sustainable activities (taxonomy-aligned)
Manufacture of hydrogen	CCM 3.10	—	—	Y							Y	Y	Y		Y	Y	—
Electricity generation using solar photovoltaic technology	CCM 4.1	125	—	Y							Y			Y	Y	Y	—
Electricity generation from wind power	CCM 4.3	170	0.1%	Y							Y			Y	Y	Y	—
Storage of electricity	CCM 4.10	—	—	Y							Y	Y		Y	Y	Y	—	E
Manufacture of biogas and biofuels for use in transport and of bioliquids	CCM 4.13	99	—	Y							Y	Y	Y		Y	Y	—
Infrastructure enabling low-carbon road transport and public transport	CCM 6.15	147	—	Y							Y	Y	Y	Y	Y	Y	—	E
Turnover of environmentally sustainable activities (taxonomy-aligned) (A.1)		542	0.2%	100%	—	—	—	—	—								—
Of which Enabling		147	—	—	—	—	—	—	—									E
Of which Transitional		—	—	—	—	—	—	—	—										T
A.2 Taxonomy-eligible but not environmentally sustainable activities (not taxonomy-aligned)
				EL; N/EL
Conservation forestry	CCM 1.4	—	—	EL													—
Manufacture of hydrogen	CCM 3.10	—	—	EL													—
Manufacture of organic basic chemicals	CCM 3.14	6,756	2.1%	EL													3.0%
Manufacture of plastics in primary form	CCM 3.17	326	0.1%	EL													—
Electricity generation using solar photovoltaic technology	CCM 4.1	—	—	EL													—
Electricity generation from wind power	CCM 4.3	—	—	EL													—
Storage of electricity	CCM 4.10	—	—	EL													—
Manufacture of biogas and biofuels for use in transport and of bioliquids	CCM 4.13	147	—	EL													—
Electricity generation from fossil gaseous fuels	CCM 4.29	114	—	EL													—
Transport of CO2	CCM 5.11	—	—	EL													—
Underground permanent geological storage of CO2	CCM 5.12	12	—	EL													—
Infrastructure enabling low-carbon road transport and public transport	CCM 6.15	—	—	EL													—
Installation, maintenance and repair of renewable energy technologies	CCM 7.6	547	0.2%	EL													0.1%
Turnover of taxonomy-eligible but not environmentally sustainable activities (not taxonomy-aligned) (A.2)		7,902	2.5%														3.1%
A.Turnover of taxonomy-eligible activities (A1 + A2)		8,445	2.7%														3.1%
B. TAXONOMY NON-ELIGIBLE ACTIVITIES
Turnover of taxonomy non-eligible activities		308,175	97.3%
TOTAL		316,620	100%
[A]The taxonomy's reporting basis differs from that used in Shell's financial statements, which are based on International Financial Reporting Standards. For example, the taxonomy does not recognise our interests in equity-accounted joint ventures and associates; goodwill; feasibility expenses; or the non-eligible parts of integrated value chains. These differences, and others, result in lower reported turnover, capex and opex under the taxonomy compared with our other disclosures.

317	Shell	Form 20-F 2023

Financial Statements and Supplements
Supplementary information – EU Taxonomy disclosure continued
Capex KPI

Proportion of capex from products or services associated with taxonomy-aligned economic activities - 2023 [A]

Financial year	2023			Substantial contribution criteria						DNSH criteria ('Do No Significant Harm')							Proportion of taxonomy-aligned (A.1.) or eligible (A.2.) capex, year 2022 (18)
Economic activities (1)	Code (2)	Capex (3)	Proportion of capex year 2023 (4)	Climate change mitigation (5)	Climate change adaptation (6)	Water (7)	Pollution (8)	Circular economy (9)	Biodiversity (10)	Climate change mitigation (11)	Climate change adaptation (12)	Water (13)	Pollution (14)	Circular economy (15)	Biodiversity (16)	Minimum safeguards (17)		Category enabling activity (19)	Category transitional activity (20)
		$ million	%	Y; N; N/EL						Y/N							%	E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES
A.1 Environmentally sustainable activities (taxonomy-aligned)
Manufacture of hydrogen	CCM3.10	199	0.6%	Y							Y	Y	Y		Y	Y	—
Electricity generation using solar photovoltaic technology	CCM 4.1	738	2.3%	Y							Y			Y	Y	Y	—
Electricity generation from wind power	CCM 4.3	700	2.2%	Y							Y			Y	Y	Y	—
Storage of electricity	CCM 4.10	82	0.3%	Y							Y	Y		Y	Y	Y	—	E
Manufacture of biogas and biofuels for use in transport and of bioliquids	CCM 4.13	1,487	4.7%	Y							Y	Y	Y		Y	Y	—
Infrastructure enabling low-carbon road transport and public transport	CCM6.15	968	3.1%	Y							Y	Y	Y	Y	Y	Y	—	E
Capex of environmentally sustainable activities (taxonomy-aligned) (A.1)		4,173	13.3%	100%	—	—	—	—	—								—
Of which Enabling		1,050	3.3%	—	—	—	—	—	—									E
Of which Transitional		—	—	—	—	—	—	—	—										T
A.2 Taxonomy-eligible but not environmentally sustainable activities (not taxonomy-aligned)
				EL; N/EL
Conservation forestry	CCM 1.4	11	—	EL													—
Manufacture of hydrogen	CCM 3.10	—	—	EL													0.4%
Manufacture of organic basic chemicals	CCM 3.14	868	2.8%	EL													2.5%
Manufacture of plastics in primary form	CCM 3.17	131	0.4%	EL													5.9%
Electricity generation using solar photovoltaic technology	CCM 4.1	133	0.4%	EL													5.4%
Electricity generation from wind power	CCM 4.3	25	0.1%	EL													3.4%
Storage of electricity	CCM 4.10	—	—	EL													—
Manufacture of biogas and biofuels for use in transport and of bioliquids	CCM 4.13	591	1.9%	EL													1.9%
Electricity generation from fossil gaseous fuels	CCM 4.29	9	—	EL													0.1%
Transport of CO2	CCM 5.11	—	—	EL													—
Underground permanent geological storage of CO2	CCM 5.12	35	0.1%	EL													0.1%
Infrastructure enabling low-carbon road transport and public transport	CCM 6.15	23	0.1%	EL													1.1%
Installation, maintenance and repair of renewable energy technologies	CCM 7.6	33	0.1%	EL													0.1%
Capex of taxonomy-eligible but not environmentally sustainable activities (not taxonomy-aligned) (A.2)		1,859	5.9%														20.9%
A.Capex of taxonomy-eligible activities (A1+A2)		6,032	19.2%														20.9%
B. TAXONOMY NON-ELIGIBLE ACTIVITIES
Capex of taxonomy non-eligible activities		25,440	80.8%
TOTAL		31,472	100%
[A]The taxonomy's reporting basis differs from that used in Shell's financial statements, which are based on International Financial Reporting Standards. For example, the taxonomy does not recognise our interests in equity-accounted joint ventures and associates; goodwill; feasibility expenses; or the non-eligible parts of integrated value chains. These differences, and others, result in lower reported turnover, capex and opex under the taxonomy compared with our other disclosures.

318	Shell	Form 20-F 2023

Financial Statements and Supplements
Supplementary information – EU Taxonomy disclosure continued
Opex KPI

Proportion of opex from products or services associated with taxonomy-aligned economic activities - 2023 [A]

Financial year	2023			Substantial contribution criteria						DNSH criteria ('Do No Significant Harm')							Proportion of taxonomy-aligned (A.1.) or eligible (A.2.) opex, year 2022 (18)
Economic activities (1)	Code (2)	Opex (3)	Proportion of opex year 2023 (4)	Climate change mitigation (5)	Climate change adaptation (6)	Water (7)	Pollution (8)	Circular economy (9)	Biodiversity (10)	Climate change mitigation (11)	Climate change adaptation (12)	Water (13)	Pollution (14)	Circular economy (15)	Biodiversity (16)	Minimum safeguards (17)		Category enabling activity (19)	Category transitional activity (20)
		$ million	%	Y; N; N/EL						Y/N							%	E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES
A.1 Environmentally sustainable activities (taxonomy-aligned)
Manufacture of hydrogen	CCM 3.10	—	—	Y							Y	Y	Y		Y	Y	—
Electricity generation using solar photovoltaic technology	CCM 4.1	—	—	Y							Y			Y	Y	Y	—
Electricity generation from wind power	CCM 4.3	25	0.5%	Y							Y			Y	Y	Y	—
Storage of electricity	CCM 4.10	—	—	Y							Y	Y		Y	Y	Y	—	E
Manufacture of biogas and biofuels for use in transport and of bioliquids	CCM 4.13	—	—	Y							Y	Y	Y		Y	Y	—
Infrastructure enabling low-carbon road transport and public transport	CCM6.15	5	0.1%	Y							Y	Y	Y	Y	Y	Y	—	E
Opex of environmentally sustainable activities (taxonomy-aligned) (A.1)		30	0.6%	100%	—	—	—	—	—								—
Of which Enabling		5	0.1%	—	—	—	—	—	—									E
Of which Transitional		—	—	—	—	—	—	—	—										T
A.2 Taxonomy-eligible but not environmentally sustainable activities (not taxonomy-aligned)
				EL; N/EL
Conservation forestry	CCM 1.4	—	—	EL													—
Manufacture of hydrogen	CCM 3.10	61	1.1%	EL													1.1%
Manufacture of organic basic chemicals	CCM 3.14	776	14.6%	EL													13.3%
Manufacture of plastics in primary form	CCM 3.17	357	6.7%	EL													0.1%
Electricity generation using solar photovoltaic technology	CCM 4.1	2	—	EL													—
Electricity generation from wind power	CCM 4.3	17	0.3%	EL													0.3%
Storage of electricity	CCM 4.10	4	0.1%	EL													—
Manufacture of biogas and biofuels for use in transport and of bioliquids	CCM 4.13	129	2.4%	EL													1.1%
Electricity generation from fossil gaseous fuels	CCM 4.29	—	—	EL													—
Transport of CO2	CCM 5.11	—	—	EL													—
Underground permanent geological storage of CO2	CCM 5.12	5	0.1%	EL													0.1%
Infrastructure enabling low-carbon road transport and public transport	CCM 6.15	—	—	EL													0.1%
Installation, maintenance and repair of renewable energy technologies	CCM 7.6	—	—	EL													—
Opex of taxonomy-eligible but not environmentally sustainable activities (not taxonomy-aligned) (A.2)		1,352	25.4%														16.1%
A.Opex of taxonomy-eligible activities (A1+A2)		1,382	25.9%														16.1%
B. TAXONOMY NON-ELIGIBLE ACTIVITIES
Opex of taxonomy non-eligible activities		3,951	74.1%
TOTAL		5,333	100%
[A]The taxonomy's reporting basis differs from that used in Shell's financial statements, which are based on International Financial Reporting Standards. For example, the taxonomy does not recognise our interests in equity-accounted joint ventures and associates; goodwill; feasibility expenses; or the non-eligible parts of integrated value chains. These differences, and others, result in lower reported turnover, capex and opex under the taxonomy compared with our other disclosures.

319	Shell	Form 20-F 2023

Financial Statements and Supplements
Supplementary information – EU Taxonomy disclosure continued
Disclosures for nuclear and fossil gas activities

Template 1: Nuclear and fossil gas related activities

Row		2023
Nuclear energy related activities
1	The undertaking carries out, funds or has exposures to research, development, demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes with minimal waste from the fuel cycle.	No
2	The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well as their safety upgrades, using best available technologies.	No
3	The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety upgrades.	No
Fossil gas related activities
4	The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using fossil gaseous fuels.	Yes
5	The undertaking carries out, funds or has exposures to construction, refurbishment, and operation of combined heat/cool and power generation facilities using fossil gaseous fuels.	No [A]
6	The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce heat/cool using fossil gaseous fuels.	No [A]
[A]Shell's facilities include integrated gas-fired heating, cooling and power generation units which support one or more primary activities. Such units do not operate on a stand-alone basis and are not treated as a separate economic activity for reporting purposes.

Template 2: Taxonomy-aligned economic activities (denominator), 2023

$ million, except where indicated
		Turnover						Capex						Opex
		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)
Row	Economic activities	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2	Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
3	Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
4	Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0%	0	0%	—	—	0	0%	0	0%	—	—	0	0%	0	0%	—	—
5	Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
6	Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	542	0.2%	542	0.2%	—	—	4,173	13.3%	4,173	13.3%	—	—	30	0.6%	30	0.6%	—	—
8	Total applicable KPI	316,620	100%	316,620	100%	—	—	31,472	100%	31,472	100%	—	—	5,333	100%	5,333	100%	—	—

320	Shell	Form 20-F 2023

Financial Statements and Supplements
Supplementary information – EU Taxonomy disclosure continued

Template 3: Taxonomy-aligned economic activities (numerator), 2023

$ million, except where indicated
		Turnover						Capex						Opex
		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)
Row	Economic activities	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2	Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
3	Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
4	Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0%	0	0%	—	—	0	0%	0	0%	—	—	0	0%	0	0%	—	—
5	Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
6	Amount and proportion of taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI	542	0.2%	542	0.2%	—	—	4,173	13.3%	4,173	13.3%	—	—	30	0.6%	30	0.6%	—	—
8	Total amount and proportion of taxonomy-aligned economic activities in the numerator of the applicable KPI	542	0.2%	542	0.2%	—	—	4,173	13.3%	4,173	13.3%	—	—	30	0.6%	30	0.6%	—	—

321	Shell	Form 20-F 2023

Financial Statements and Supplements
Supplementary information – EU Taxonomy disclosure continued

Template 4: Taxonomy-eligible but not taxonomy-aligned economic activities, 2023

$ million, except where indicated
		Turnover						Capex						Opex
		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)		CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)
Row	Economic activities	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2	Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
3	Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
4	Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	114	0.0%	114	0.0%	—	—	9	0.0%	9	0.0%	—	—	0	0%	0	0%	—	—
5	Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
6	Amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
7	Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	7,788	2.5%	7,788	2.5%	—	—	1,850	5.9%	1,850	5.9%	—	—	1,352	25.4%	1,352	25.4%	—	—
8	Total amount and proportion of taxonomy-eligible but not taxonomy-aligned economic activities in the denominator of the applicable KPI	7,902	2.5%	7,902	2.5%	—	—	1,859	5.9%	1,859	5.9%	—	—	1,352	25.4%	1,352	25.4%	—	—

322	Shell	Form 20-F 2023

Financial Statements and Supplements
Supplementary information – EU Taxonomy disclosure continued

Template 5: Taxonomy non-eligible economic activities, 2023

$ million, except where indicated
		Turnover		Capex		Opex
Row	Economic activities	Amount	%	Amount	%	Amount	%
1	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	—	—	—	—	—	—
2	Amount and proportion of economic activity referred to in row 2 of Template 1 that is taxonomy non-eligible in accordance with Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	—	—	—	—	—	—
3	Amount and proportion of economic activity referred to in row 3 of Template 1 that is taxonomy non-eligible in accordance with Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	—	—	—	—	—	—
4	Amount and proportion of economic activity referred to in row 4 of Template 1 that is taxonomy non-eligible in accordance with Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI [A]	0	0%	0	0%	0	0%
5	Amount and proportion of economic activity referred to in row 5 of Template 1 that is taxonomy non-eligible in accordance with Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	—	—	—	—	—	—
6	Amount and proportion of economic activity referred to in row 6 of Template 1 that is taxonomy non-eligible in accordance with Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	—	—	—	—	—	—
7	Amount and proportion of other taxonomy non-eligible economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	308,175	97.3%	25,440	80.8%	3,951	74.1%
8	Total amount and proportion of taxonomy non-eligible economic activities in the denominator of the applicable KPI	308,175	97.3%	25,440	80.8%	3,951	74.1%
[A]The scope of this requirement cannot be determine based on current EU guidance. Shell intends to monitor future developments and update our approach as appropriate.

323	Shell	Form 20-F 2023

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
The Company's American Depositary Shares (ADSs) are listed on the New York Stock Exchange [A]. A depositary receipt is a certificate that evidences ADSs. Depositary receipts are issued, cancelled and exchanged at the office of JP Morgan Chase Bank, N.A., 383 Madison Avenue, New York, New York 10179, USA, as depositary (the Depositary), under Second Amended and Restated Deposit Agreement and Amendment No. 1 thereto (Deposit Agreement) between the Company, the Depositary and the holders of ADSs. Each ADS is equivalent to two ordinary shares of Shell plc deposited under the Deposit Agreement. All ordinary shares are capable of being deposited with the Depository in exchange for the corresponding amount of ADSs which may be traded at the New York Stock Exchange. This makes the New York Stock Exchange the primary exchange for the Company's American Depositary Receipts (ADRs). More information relating to ADSs is given on page 325.
[A]At February 19, 2024, 552,715,284 ADSs were outstanding, representing 17.07% of the ordinary share capital, held by holders of record with an address in the USA. In addition to holders of ADSs, at February 19, 2024, 888,197 ordinary shares of €0.07 each were outstanding, representing 0.0137% of the ordinary share capital, held by 2,993 holders of record registered with an address in the USA.

Listing information

	Euronext Amsterdam	London Stock Exchange	NYSE
Identifiers	Ordinary share	Ordinary share	ADS [A]
Market	Primary	Primary	Primary
Ticker symbol	SHELL	SHEL	SHEL
ISIN	GB00BP6MXD84	GB00BP6MXD84	US7802593050
SEDOL	BP6MXT4	BP6MXD8	BPK3CG3
CUSIP	G80827 101	G80827 101	780259 305
Index weight at December 31, 2023	AEX: 14.72%	FTSE: 8.77%	—%
[A]Each ADS represents two ordinary shares of €0.07 each.
Share capital
Below we provide information on our share capital as at December 31, 2023.

Share capital as at December 31, 2023
The issued and fully paid share capital of the Company at December 31, 2023, was as follows:

	Issued and fully paid
	Number	Nominal value
Ordinary shares of €0.07 each	6,524,109,049	€456,687,633

Share capital as at February 19, 2024
The issued and fully paid share capital of the Company at February 19, 2024, was as follows:

	Issued and fully paid
	Number	Nominal value
Ordinary shares of €0.07 each	6,477,243,319	€453,407,032
The Directors may only allot new ordinary shares if they have authority from shareholders to do so. The Company seeks to renew this authority annually at its AGM. Under the resolution passed at the Company's 2023 AGM, the Directors were granted authority to allot ordinary shares up to an aggregate nominal amount equivalent to approximately one-third of the issued ordinary share capital of the Company (in line with the guidelines issued by institutional investors).
The following is a summary of the material terms of the Company's ordinary shares, including brief descriptions of the provisions contained in the Articles of Association (the Articles) and applicable laws of England and Wales in effect on the date of this document. This summary does not purport to include complete statements of these provisions:
￮upon issuance, the ordinary shares are fully paid and free from all liens, equities, charges, encumbrances and other interest of the Company and not subject to calls of any kind;
￮all ordinary shares rank equally for all dividends and distributions on ordinary share capital; and
￮all ordinary shares are admitted to the Official List of the UK Financial Conduct Authority and to trading on the market for listed securities of the London Stock Exchange. Ordinary shares are also admitted to trading on Euronext Amsterdam. ADSs are listed on the New York Stock Exchange.
At December 31, 2023, trusts and trust-like entities holding shares for the benefit of employee share plans of Shell held (directly and indirectly) 38 million shares of the Company with an aggregate market value of $1,244 million and an aggregate nominal value of €3 million.

324	Shell	Form 20-F 2023

Additional Information
Shareholder Information continued
Significant shareholdings
The Company's ordinary shares have voting rights on all matters that are subject to shareholder approval, including the election of directors. The Company's major shareholders do not have different voting rights.
Significant shareholdings
Interests of investors with 5% or more of the Company's ordinary shares at February 19, 2024 are provided below. The information provided includes the percentage of issued share capital as at February 19, 2024.

Investor

	Ordinary Shares
	Number	%
BlackRock, Inc. [A]	615,032,699	9.4
[A]Information presented per Schedule 13G/A filed on February 6, 2024.
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
￮directly as registered shares either in uncertificated form or in certificated form in a shareholder's own name;
￮indirectly through Euroclear Nederland (in respect of which the Dutch Securities Giro Act (Wet giraal effectenverkeer) is applicable);
￮through the Shell Corporate Nominee Service;
￮through another third-party nominee or intermediary company; and
￮as a direct or indirect holder of either ADS with the Depositary.
American Depositary Shares
The Depositary is the registered shareholder of the shares underlying the ADSs and enjoys the rights of a shareholder under the Articles. Holders of ADSs will not have shareholder rights. The rights of the holder of an ADS are specified in the Deposit Agreement with the Depositary and are summarised below.
The Depositary will receive all cash dividends and other cash distributions made on the deposited shares underlying the ADSs and, where possible and on a reasonable basis, will distribute such dividends and distributions to holders of ADSs. Rights to purchase additional shares will also be made available to the Depositary who may make such rights available to holders of ADSs. All other distributions made on the Company's shares will be distributed by the Depositary in any means that the Depositary thinks is equitable and practical. The Depositary may deduct its fees and expenses and the amount of any taxes owed from any payments to holders and it may sell a holder's deposited shares to pay any taxes owed. The Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to holders of ADSs.
The Depositary will notify holders of ADSs of shareholders' meetings of the Company and will arrange to deliver voting materials to such holders of ADSs if requested by the Company. Upon request by a holder, the Depositary will endeavour to appoint such holder as proxy in respect of such holder's deposited shares entitling such holder to attend and vote at shareholders' meetings. Holders of ADSs may also instruct the Depositary to vote their deposited securities and the Depositary will try, as far as practical and lawful, to vote deposited shares in accordance with such instructions. The Company cannot ensure that holders will receive voting materials or otherwise learn of an upcoming shareholders' meeting in time to ensure that holders can instruct the Depositary to vote their shares.
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
Fees paid by holders of ADSs
The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. See page 326.
Payments by Depositary to the Company
J.P. Morgan Chase Bank, N.A., as Depositary, has agreed to share with the Company portions of certain fees collected, less ADS programme expenses paid by the Depositary. For example, these expenses include the Depositary's annual programme fees, transfer agency fees, custody fees, legal expenses, postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend cheques, electronic filing of US federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls and the standard out-of-pocket maintenance costs for the ADSs. From January 1, 2023, to December 31, 2023, the Company received $1,405,209.34 from the Depositary.

325	Shell	Form 20-F 2023

Additional Information
Shareholder Information continued

Persons depositing or withdrawing shares must pay:	For:
$5.00 or less per 100 ADSs (or portion of 100 ADSs)
￮Issuance of ADSs, including those resulting from a distribution of shares, rights or other property;
￮Cancellation of ADSs for the purpose of their withdrawal, including if the Deposit Agreement terminates. An additional transaction fee per cancellation request and any applicable delivery expenses may also be charged by the Depositary; and
￮Distribution of securities to holders of deposited securities by the Depositary to ADS registered holders.

Registration and transfer fees	￮Registration and transfer of shares on the share register to or from the name of the Depositary or its agent when they deposit or withdraw shares.
Expenses of the Depositary	￮Cable, telex and facsimile transmissions (when expressly provided in the Deposit agreement); and ￮Converting foreign currency into dollars.
Taxes and other governmental charges the Depositary or the custodian has to pay on any ADS or share underlying an ADS, for example, share transfer taxes, stamp duty or withholding taxes	￮As necessary.
In addition to the above, the Depositary may charge: (i) a dividend fee of $5.00 or less per 100 ADSs (or portion of 100 ADSs) for cash dividends or issuance of ADSs resulting from share dividends and (ii) an administrative fee of $5.00 or less per 100 ADSs (or portion of 100 ADSs) per calendar year. The Company and Depositary have agreed not to charge these fees at this time.
Dividend Reinvestment Plan
Equiniti Financial Services Limited, part of the same group of companies as the Company's Registrar, Equiniti Limited, operates a Dividend Reinvestment Plan (DRIP) which enables Shell plc shareholders to elect to have their dividend payments used to purchase Shell plc ordinary shares. More information can be found at shareview.co.uk/info/drip or by contacting Equiniti.
ABN AMRO Bank N.V. and JP Morgan Chase Bank N.A. also operate dividend reinvestment options. More information can be found by contacting the relevant provider.
Exchange controls and other limitations affecting security holders
Other than restrictions affecting those individuals, entities, government bodies, corporations, or activities that are targeted by European Union (EU) or UK sanctions for example, regarding Syria, Russia or North Korea, and the general EU prohibition to transfer funds to and from for example, North Korea or Syria and the more recent EU financial restrictions affecting Russia, we are not aware of any other legislative or other legal provision currently in force in the UK, the Netherlands, the EU or arising under the Articles restricting remittances to holders of the Company's ordinary shares who are non-residents of the UK, or affecting the import or export of capital.
Taxation
General
The Company is incorporated in England and Wales. The Company changed tax residence from the Netherlands to the UK on December 31, 2021.
As a tax resident of the Netherlands, it is generally required by Dutch law to withhold tax at a rate of 15% on dividends on its ordinary shares and ADSs, subject to the provisions of any applicable tax convention or domestic law. Depending on their particular circumstances, non-Dutch tax-resident holders may be entitled to a full or partial refund of Dutch withholding tax. The following sets forth the operation of other provisions on dividends on the Company's various ordinary shares and ADSs to UK and US holders, as well as certain other tax rules pertinent to holders during or prior to the 2021 financial year. Holders should consult their own tax adviser if they are uncertain as to the tax treatment of any dividend.
Dividends paid on the dividend access shares
As part of the Simplification, the A ordinary shares and B ordinary shares were assimilated into one single line of ordinary shares. Prior to the assimilation, there was no Dutch withholding tax on dividends on B shares or B ADSs, provided that such dividends are paid on the dividend access shares pursuant to the dividend access mechanism (see dividend access mechanism for B shares on page 208). Dividends paid on the dividend access shares are treated as UK-source for tax purposes and there is no UK withholding tax on them.
In 2021, all dividends with respect to B shares and B ADSs were paid on the dividend access shares pursuant to the dividend access mechanism.

326	Shell	Form 20-F 2023

Additional Information
Shareholder Information continued
Dutch withholding tax
On January 29, 2022, one line of shares was established through assimilation of each A share and each B share into one single line of ordinary shares of the Company. This assimilation had no impact on voting rights or dividend entitlements. Dutch dividend withholding tax, applied previously on dividends on A shares, no longer applies on dividends paid on the now assimilated ordinary shares following the move of the Company's tax residence to the UK.
The following applies to dividends paid in 2021 and prior financial years and is included in the report for reference:
When Dutch withholding tax applies on dividends paid to a US holder (that is, dividends on A shares or A ADSs, or on B shares or B ADSs that are not paid on the dividend access shares pursuant to the dividend access mechanism), the US holder will be subject to Dutch withholding tax at the rate of 15%. A US holder who is entitled to the benefits of the 1992 Double Taxation Convention (the Convention) between the USA and the Netherlands as amended by the protocol signed on March 8, 2004, will be entitled to a reduction in the Dutch withholding tax, either by way of a full or a partial exemption at source or by way of a partial refund or a credit as follows:
￮if the US holder is an exempt pension trust as described in article 35 of the Convention, or an exempt organisation as described in article 36 thereof, the US holder will be exempt from Dutch withholding tax; or
￮if the US holder is a company that holds directly at least 10% of the voting power in the Company, the US holder will be subject to Dutch withholding tax at a rate not exceeding 5%.
In general, the entire dividend (including any amount withheld) will be dividend income to the US holder and the withholding tax will be treated as a foreign income tax that is eligible for credit against the US holder's income tax liability or a deduction subject to certain limitations. A "US holder" includes, but is not limited to, a citizen or resident of the USA, or a corporation or other entity organised under the laws of the USA or any of its political subdivisions.
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
For holders who are tax-resident in any other country, the availability of a whole or partial exemption or refund of Dutch withholding tax is governed by Dutch tax law and/or the tax convention, if any, between the Netherlands and the country of the holder's residence.
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
Dutch succession duty and gift taxes
Shares of a Dutch tax-resident company held by an individual who is not a resident or a deemed resident of the Netherlands will generally not be subject to succession duty in the Netherlands on the individual's death.
A gift of shares of a Dutch tax-resident company by an individual who is not a resident or a deemed resident of the Netherlands is generally not subject to Dutch gift tax.
UK stamp duty and stamp duty reserve tax
Sales or transfers of the Company's ordinary shares within a clearance service (such as Euroclear Nederland) or of the Company's ADSs within the ADS depositary receipts system will not give rise to a stamp duty reserve tax (SDRT) liability and should not in practice require the payment of UK stamp duty.
The transfer of the Company's ordinary shares to a clearance service (such as Euroclear Nederland) or to an issuer of depositary shares (such as ADSs) will generally give rise to a UK stamp duty or SDRT liability at the rate of 1.5% of consideration given or, if none, of the value of the shares. A sale of the Company's ordinary shares that are not held within a clearance service (for example, settled through the UK's CREST system of paperless transfers) will generally be subject to UK stamp duty or SDRT at the rate of 0.5% of the amount of the consideration, normally paid by the purchaser.
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

327	Shell	Form 20-F 2023

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
In February 2022, Shell Development Iran BV signed an extension to the contract for provision of accounting services with Bayat Rayan Chartered Accountants, an Iranian accounting firm, extending their services to 2024. A payment was made in 2023 for the amount of $801,986.34 for services covering the period 2022 to 2024. There was no gross revenue or net profit associated with this transaction. Payment for services may continue in the future.
We maintain accounts with Karafarin Bank where our cash deposits (balance of $5,254,128.26 at December 31, 2023) generated non-taxable interest income of $261,273.60 in 2023 and we paid $9.55 in bank charges and $0.24 in tax stamp. As the accounts with Karafarin Bank will be maintained for the foreseeable future, we expect that the receipt of non-taxable interest income and the payment of bank charges and tax stamp to continue in the future.

328	Shell	Form 20-F 2023

Additional Information
Non-GAAP measures reconciliations
These non-GAAP measures, also known as alternative performance measures, are financial measures other than those defined in International Financial Reporting Standards, which Shell considers provide useful information.
Earnings on a current cost of supplies basis
Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. The current cost of supplies adjustment does not impact cash flow from operating activities in the "Consolidated Statement of Cash Flows". For "Reconciliation of CCS earnings to income for the period", please refer to Note 7 to the "Consolidated Financial Statements".
Adjusted Earnings per share
Adjusted Earnings per share were calculated as Adjusted Earnings (see below), divided by the weighted average number of shares used as the basis for basic earnings per share (see Note 30 to the "Consolidated Financial Statements"). Adjusted Earnings per share were $4.20 in 2023 (2023 Adjusted Earnings: $28,250 million; 2023 weighted average number of shares 6,733.5 million) and $5.43 in 2022 (2022 Adjusted Earnings $39,870 million; 2022 weighted average number of shares: 7,347.5 million).
Adjusted Earnings, Adjusted Earnings Before Interest, Taxes, Depreciation and Amortisation (EBITDA), and Cash flow from operating activities
The "Adjusted Earnings" measure is presented on a CCS basis and aims to facilitate a comparative understanding of Shell's financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of identified items adjusted for current cost of supplies. These items are in some cases driven by external factors and may, either individually or collectively, hinder the comparative understanding of Shell's financial results from period to period.
The "Adjusted EBITDA" measure is presented on a CCS basis and used by management to evaluate Shell's performance in the period and over time. We define "Adjusted EBITDA" as "Income/(loss) for the period" adjusted for current cost of supplies; identified items; tax charge/(credit); depreciation, amortisation and depletion; exploration well write-offs and net interest expense. All items include the non-controlling interest component.
Adjusted Earnings, Adjusted Earnings Before Interest, Taxes, Depreciation and Amortisation (EBITDA) and Cash flow from operating activities

2023

							$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
CCS Earnings [A]	20,281	7,046	8,528	2,950	1,530	3,038	(2,811)
Less: Identified items	(8,252)	(6,861)	(1,267)	(229)	(2,160)	2,333	(69)
Adjusted Earnings - segments		13,907	9,794	3,180	3,690	705	(2,742)
Less: CCS earnings attributable to non-controlling interest	273
Add: Identified items attributable to non-controlling interest	(11)
Adjusted Earnings	28,250
Add: Non-controlling interest	284
Adjusted Earnings plus non-controlling interest	28,534	13,907	9,794	3,180	3,690	705	(2,742)
Add: Taxation charge/(credit) excluding tax impact of identified items	13,674	3,834	8,277	900	303	324	35
Add: Depreciation, depletion and amortisation excluding impairments	23,106	5,756	11,309	1,916	3,714	392	19
Add: Exploration well write-offs	867	121	746
Add: Interest expense excluding identified items	4,669	146	507	49	61	4	3,902
Less: Interest income	2,313	6	27	9	57	12	2,201
Adjusted EBITDA	68,538	23,759	30,607	6,037	7,710	1,413	(987)
Less: Current cost of supplies adjustment before taxation	848			221	627
Joint ventures and associates (dividends received less profit)	79	241	(692)	126	300	102	3
Derivative financial instruments	(6,142)	(4,668)	51	(25)	529	(1,988)	(41)
Taxation paid	(13,712)	(3,574)	(8,470)	(744)	(484)	(762)	322
Other	(1,558)	(261)	(374)	42	(1,052)	496	(410)
(Increase)/decrease in working capital	7,838	2,023	329	873	609	3,723	281
Cash flow from operating activities	54,191	17,520	21,450	6,088	6,987	2,984	(832)
[A]See Note 7 to the "Consolidated Financial Statements".

2022

							$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
CCS Earnings [A]	41,562	22,212	16,222	2,133	4,515	(1,059)	(2,461)
Less: Identified items	1,259	6,075	(1,096)	(622)	(204)	(2,805)	(90)
Adjusted Earnings - segments		16,137	17,319	2,754	4,719	1,745	(2,371)
Less: CCS earnings attributable to non-controlling interest	449
Add: Identified items attributable to non-controlling interest	15
Adjusted Earnings	39,870
Add: Non-controlling interest	434
Adjusted Earnings plus non-controlling interest	40,304	16,137	17,319	2,754	4,719	1,745	(2,371)
Add: Taxation charge/(credit) excluding tax impact of identified items	18,578	4,704	11,831	952	841	346	(96)
Add: Depreciation, depletion and amortisation excluding impairments	22,393	5,544	11,889	1,573	3,004	365	18
Add: Exploration well write-offs	881	142	738				—
Add: Interest expense excluding identified items	3,181	84	345	45	22	2	2,683
Less: Interest income	1,046	43	22	—	24	(2)	959
Adjusted EBITDA	84,289	26,569	42,100	5,324	8,561	2,459	(725)
Less: Current cost of supplies adjustment before taxation	(1,755)			(568)	(1,187)
Joint ventures and associates (dividends received less profit)	(2,157)	(522)	(2,650)	233	694	85	4
Derivative financial instruments	624	6,104	(35)	3	(219)	(4,998)	(230)
Taxation paid	(13,120)	(2,824)	(9,423)	(494)	(288)	(27)	(64)
Other	2,456	(223)	486	(185)	2,212	(237)	403
(Increase)/decrease in working capital	(5,435)	(1,412)	(835)	(3,074)	757	(3,676)	2,805
Cash flow from operating activities	68,414	27,692	29,641	2,376	12,906	(6,394)	2,192
[A]See Note 7 to the Consolidated Financial Statements.

2021

							$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
CCS Earnings [A]	17,482	8,060	9,603	3,535	404	(1,514)	(2,606)
Less: Identified items	(2,235)	(988)	1,587	68	(1,712)	(1,272)	81
Adjusted Earnings - segments		9,048	8,015	3,468	2,115	(243)	(2,686)
Less: CCS earnings attributable to non-controlling interest	410
Add: Identified items attributable to non-controlling interest	(19)
Adjusted Earnings	19,289
Add: Non-controlling interest	429
Adjusted Earnings plus non-controlling interest	19,718	9,048	8,015	3,468	2,115	(243)	(2,686)
Add: Taxation charge/(credit) excluding tax impact of identified items	8,482	2,231	5,662	955	277	(55)	(588)
Add: Depreciation, depletion and amortisation excluding impairments	23,071	5,389	12,574	1,575	3,235	281	17
Add: Exploration well write-offs	639	15	624	—	—	—	—
Add: Interest expense excluding identified items	3,607	71	331	26	44	—	3,135
Less: Interest income	511	—	37	3	36	4	431
Adjusted EBITDA	55,004	16,754	27,170	6,021	5,635	(21)	(554)
Less: Current cost of supplies adjustment before taxation	(3,956)			(643)	(3,313)
Joint ventures and associates (dividends received less profit)	(488)	(64)	(334)	(78)	(58)	47	(1)
Derivative financial instruments	2,633	(1,594)	73	18	83	4,534	(482)
Taxation paid	(5,476)	(747)	(3,832)	(556)	(95)	(94)	(152)
Other	(158)	(44)	(854)	(372)	574	47	491
(Increase)/decrease in working capital	(10,366)	(1,094)	(662)	(657)	(5,744)	(4,063)	1,853
Cash flow from operating activities	45,104	13,210	21,562	5,019	3,709	451	1,154
[A]See Note 7 to the Consolidated Financial Statements.

Identified items
The objective of identified items is to remove material impacts on net income/loss arising from transactions which are generally uncontrollable and unusual (infrequent or non-recurring) in nature or giving rise to a mismatch of accounting and economic results, or certain transactions that are generally excluded from underlying results in the industry.
Identified items comprise: divestment gains and losses, impairments, redundancy and restructuring, provisions for onerous contracts, fair value accounting of commodity derivatives and certain gas contracts and the impact of exchange rate movements on certain deferred tax balances, and other items. Identified items in the table below are presented on a net basis.

	$ million
	2023	2022	2021
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	257	657	5,996
Impairment reversals/(impairments)	(8,300)	2,260	(3,884)
Redundancy and restructuring	(329)	44	(227)
Provisions for onerous contracts	(24)	(508)	(340)
Fair value accounting of commodity derivatives and certain gas contracts	(419)	3,244	(3,249)
Other	82	(1,519)	(621)
Total identified items included in Income/(loss) before taxation	(8,732)	4,178	(2,326)
Less: total identified items included in Taxation charge/(credit)	(481)	2,919	(91)
Identified items included in Income/(loss) for the period	(8,252)	1,259	(2,235)
Divestment gains/(losses)	277	418	4,632
Impairment reversals/(impairments)	(6,219)	725	(2,993)
Redundancy and restructuring	(241)	43	(140)
Provisions for onerous contracts	(18)	(487)	(299)
Fair value accounting of commodity derivatives and certain gas contracts	(1,284)	3,421	(2,764)
Impact of exchange rate movements on tax balances	(355)	(57)	(128)
Other	(412)	(2,804)	(543)
Impact on CCS earnings	(8,252)	1,259	(2,235)
Of which:
Integrated Gas	(6,861)	6,075	(988)
Upstream	(1,267)	(1,096)	1,587
Marketing	(229)	(622)	68
Chemicals and Products	(2,160)	(204)	(1,712)
Renewables and Energy Solutions	2,333	(2,805)	(1,272)
Corporate	(69)	(90)	81
Impact on CCS earnings attributable to non-controlling interest	(11)	15	(19)
Impact on CCS earnings attributable to Shell plc shareholders	(8,240)	1,243	(2,216)
The identified items categories above may include after-tax impacts of identified items of joint ventures and associates which are fully reported within "Share of profit of joint ventures and associates" in the Consolidated Statement of Income, and fully reported as identified items included in Income/(loss) before taxation in the table above. Identified items related to subsidiaries are consolidated and reported across appropriate lines of the Consolidated Statement of Income. Only pre-tax identified items reported by subsidiaries are taken into account in the calculation of underlying operating expenses.
Provisions for onerous contracts: Provisions for onerous contracts that relate to businesses that Shell has exited or to redundant assets or assets that cannot be used.
Fair value accounting of commodity derivatives and certain gas contracts: In the ordinary course of business, Shell enters into contracts to supply or purchase oil and gas products, as well as power and environmental products. Shell also enters into contracts for tolling, pipeline and storage capacity. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes, as well as contracts for tolling, pipeline and storage capacity, are, by contrast, recognised when the transaction occurs; furthermore, inventory is carried at historical cost or net realisable value, whichever is lower. As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period, or (b) the inventory is measured on a different basis. In addition, certain contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes. The accounting impacts are reported as identified items.
Impacts of exchange rate movements on tax balances represent the impact on tax balances of exchange rate movements arising on (a) the conversion to dollars of the local currency tax base of non-monetary assets and liabilities, as well as losses (this primarily impacts the Upstream and Integrated Gas segments) and (b) the conversion of dollar-denominated inter-segment loans to local currency, leading to taxable exchange rate gains or losses (this primarily impacts the Corporate segment).
Other identified items represent other credits or charges that based on Shell management's assessment hinder the comparative understanding of Shell's financial results from period to period.
Cash capital expenditure
Cash capital expenditure monitors investing activities on a cash basis, excluding items such as lease additions which do not necessarily result in cash outflows in the period. The measure comprises the following lines from the Consolidated Statement of Cash Flows: Capital expenditure, Investments in joint ventures and associates and Investments in equity securities. The reconciliation of "Capital expenditure" to "Cash capital expenditure" is presented in Note 7 to the "Consolidated Financial Statements".
Operating expenses and underlying operating expenses
Operating expenses is a measure of Shell's cost management performance, comprising the following items from the "Consolidated Statement of Income": production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses. See Note 7 to the "Consolidated Financial Statements" for reconciliation of total operating expenses.
Underlying operating expenses is a measure aimed at facilitating a comparative understanding of performance from period to period by removing the effects of identified items, which, either individually or collectively, can cause volatility, in some cases driven by external factors.

Operating expenses and underlying operating expenses

	$ million
	2023	2022	2021
Operating expenses, of which:	39,960	39,476	35,965
Production and manufacturing expenses	25,240	25,518	23,822
Selling, distribution and administrative expenses	13,433	12,883	11,328
Research and development expenses	1,287	1,075	815
Of which identified items:
Redundancy and restructuring (charges)/reversal	(325)	46	(226)
(Provisions)/reversal	(434)	77	(254)
Other	—	(143)	(175)
Identified items	(758)	(21)	(655)
Underlying operating expenses	39,201	39,456	35,309
Total spend on goods and services
Total spend on goods and services represents the amounts paid to our suppliers globally and is comprised of both Capital Expenditure and Operating Expenditure. Employee costs are excluded from Operating costs as these do not relate to 3rd party/supplier spend.
The total spend on goods and services is used to demonstrate the company's societal contribution towards suppliers, contractors and communities where Shell operates and is disclosed annually in the Sustainability Report.
The calculation of Total spend on goods and services has changed, with data published in previous years being limited to spend for Operated assets that has been contracted with the support of the Contracting and Procurement team, calculated on a cash payments basis.

Total spend on goods and services
	$ million
	2023	2022	2021
Capital Expenditure	22,993	22,600	19,000
Add: Underlying Operating Expenditure [A]	39,201	39,456	35,309
Less: Employee costs [B]	13,629	13,971	12,092
Total spend on goods and services	48,565	48,085	42,217
[A]See "Operating expenses and underlying operating expenses" table above.
[B]See Note 32 to the "Consolidated Financial Statements".
Structural cost reduction
The structural cost reduction target was introduced during Capital Markets Day in 2023 for the purpose of demonstrating how management drives cost discipline across the entire organisation, simplifying our processes, portfolio and streamlining the way we work.
Structural cost reduction describes decrease in underlying operating expenses as a result of operational efficiencies, divestments, workforce reductions and other cost-saving measures that are expected to be sustainable compared with 2022 levels.
The total change between periods in underlying operating expenses will reflect both structural cost reductions and other changes in spend, including market factors, such as inflation and foreign exchange impacts, as well as changes in activity levels and costs associated with new operations.
Estimates of cumulative annual structural cost reduction may be revised depending on whether cost reductions realised in prior periods are determined to be sustainable compared to 2022 levels. Structural cost reductions are stewarded internally to support management's oversight of spending over time. 2025 target reflects annualised saving achieved by end-2025.

Structural cost reduction

$ million
Underlying Operating expenses 2023	39,201
Underlying Operating expenses 2022	39,456
Total decrease in Underlying operating expenses	(255)
Of which:
Structural cost reduction	(987)
Increase of underlying operating expenses except structural cost reduction	732
Return on average capital employed
Return on average capital employed ("ROACE") measures the efficiency of Shell's utilisation of the capital that it employs. Shell uses two ROACE measures: ROACE on a Net income basis and ROACE on an Adjusted Earnings plus Non-controlling interest basis, both adjusted for after-tax interest expense.
Both measures refer to Capital employed which consists of total equity, current debt and non-current debt.

ROACE on a Net income basis

	$ million
	2023	2022	2021
Income for the period	19,636	42,874	20,630
Interest expense after tax	3,271	2,290	2,741
Income before interest expense	22,909	45,164	23,371
Capital employed - opening	276,392	264,413	266,551
Capital employed - closing	269,902	276,392	264,413
Capital employed - average	273,147	270,402	265,482
ROACE	8.4%	16.7%	8.8%

ROACE on an Adjusted Earnings plus Non-controlling interest (NCI) basis

	$ million
	2023	2022	2021
Adjusted Earnings	28,250	39,870	19,289
Add: Income/(loss) attributable to Non-controlling interest	277	565	529
Add: Current cost of supplies adjustment attributable to Non-controlling interest	(5)	(116)	(119)
Less: Identified items attributable to Non-controlling interest	(11)	15	(19)
Adjusted Earnings plus Non-controlling interest excluding identified items	28,534	40,304	19,718
Add: Interest expense after tax	3,271	2,290	2,741
Adjusted Earnings plus Non-controlling interest excluding identified items before interest expense	31,805	42,593	22,459
Capital employed - average	273,147	270,402	265,482
ROACE on an Adjusted Earnings plus Non-controlling interest basis	11.6%	15.8%	8.5%
Net debt and gearing
Net debt is defined as the sum of current and non-current debt, less cash and cash equivalents, adjusted for the fair value of derivative financial instruments used to hedge foreign exchange and interest rate risk relating to debt, and associated collateral balances. Management considers this adjustment useful because it reduces the volatility of net debt caused by fluctuations in foreign exchange and interest rates, and eliminates the potential impact of related collateral payments or receipts. Debt-related derivative financial instruments are a subset of the derivative financial instrument assets and liabilities presented on the balance sheet. Collateral balances are reported under "Trade and other receivables" or "Trade and other payables" as appropriate. See also Note 20 to the "Consolidated Financial Statements".
Gearing is a measure of Shell's capital structure and is defined as net debt (total debt less cash and cash equivalents) as a percentage of total capital (net debt plus total equity).

Net debt and gearing

	$ million
	2023	2022	2021
Current debt	9,931	9,001	8,218
Non-current debt	71,610	74,794	80,868
Total debt	81,541	83,795	89,086
Of which lease liabilities	27,709	27,643	27,507
Add: Debt-related derivative financial instruments: net liability / (asset)	1,835	3,071	424
Add: Collateral on debt-related: net liability / (asset)	(1,060)	(1,783)	16
Less: Cash and cash equivalents	(38,774)	(40,246)	(36,970)
Net Debt	43,542	44,837	52,556
Add: Total equity	188,362	192,597	175,326
Total capital	231,902	237,434	227,882
Gearing	18.8%	18.9%	23.1%
Cash flow from operating activities excluding working capital movements
Working capital movements are defined as the sum of the following items in the Statement of Cash Flows: (increase) or decrease in inventories, (increase) or decrease in current receivables, and increase or (decrease) in current payables.
Cash flow from operating activities excluding working capital movements is a measure used by Shell to analyse its operating cash generation over time excluding the timing effects of changes in inventories and operating receivables and payables from period to period.

Cash flow from operating activities excluding working capital movements

	$ million
	2023	2022	2021
Cash flow from operating activities	54,191	68,414	45,104
(Increase)/decrease in inventories	6,325	(8,360)	(7,319)
(Increase)/decrease in current receivables	12,401	(8,989)	(20,567)
Increase/(decrease) in current payables	(10,888)	11,915	17,519
(Increase)/decrease in working capital	7,838	(5,435)	(10,366)
Cash flow from operating activities excluding working capital movements	46,354	73,848	55,471
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

Free cash flow and Organic free cash flow

	$ million
	2023	2022	2021
Cash flow from operating activities	54,191	68,414	45,104
Cash flow from investing activities	(17,734)	(22,448)	(4,761)
Free cash flow	36,457	45,965	40,343
Less: Divestment proceeds [A]	3,091	2,059	15,113
Add: Tax paid on divestments (reported under "Other investing cash outflows")	—	17	188
Add: Cash outflows related to inorganic capital expenditure [B]	2,522	4,205	1,658
Organic free cash flow	35,888	48,128	27,076
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
Shareholder distribution and Shareholder distribution
as percentage of CFFO
Shareholder distribution is used to evaluate the level of cash distribution to shareholders. It is defined as the sum of Cash dividends paid to Shell plc shareholders and Repurchases of shares, both of which are reported in the Consolidated Statement of Cash Flows.
This measure is calculated by dividing the Shareholder distribution by the annual CFFO as presented in the Consolidated Statement of Cash Flows.

Shareholder distribution and Shareholder distribution as percentage of CFFO

	$ million
	2023	2022	2021
Cash dividends paid to Shell plc shareholders	8,393	7,405	6,253
Repurchases of shares	14,617	18,437	2,889
Shareholder distribution	23,010	25,842	9,142
CFFO	54,191	68,414	45,104
Shareholder distribution as % CFFO	42%	38%	20%

Divestment proceeds
Divestment proceeds represent cash received from divestment activities in the period. Management regularly monitors this measure as a key lever to deliver sustainable cash flow.

Divestment proceeds

	$ million
	2023	2022	2021
Proceeds from sale of property, plant and equipment and businesses	2,565	1,431	14,233
Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans	474	511	584
Proceeds from sale of equity securities	51	117	296
Divestment proceeds	3,091	2,059	15,113
Taxes paid and collected
Taxes paid and collected represents the total taxes paid to governments as disclosed in the annual Tax Contribution Report. It comprises Corporate income tax and government royalties as well as excise duties, sales taxes and similar levies on our fuel and products that are collected on behalf of the governments.

Taxes paid and collected

	$ million
	2023	2022	2021
Corporate income tax [A]	14,134	13,411	5,956
Royalties [B]	6,073	8,189	6,551
Excise duties, sales taxes and similar levies [C]	47,160	46,642	46,104
Taxes paid and collected	67,367	68,242	58,611
[A]We paid $13.7 billion in corporate income taxes and accrued $0.4 billion of withholding taxes. Withholding tax charge is part of "Other" of ($0.5) billion in the Consolidated Statement of Cash Flows
[B]Royalties is part of Purchases of $212.9 billion as included in the Consolidated Statement of Income.
[C]This amount has been derived from regulatory filings submitted to the relevant governments.

329	Shell	Form 20-F 2023

Additional Information
Index to the Exhibits

Exhibit No.	Description
1.1
Memorandum of Association of Royal Dutch Shell plc, together with a special resolution of Royal Dutch Shell plc dated May 18, 2010, (incorporated by reference to Exhibit 4.12 to the Registration Statement on Form F-3 (File No. 333-177588) of Royal Dutch Shell plc filed with the US Securities and Exchange Commission on October 28, 2011).

1.2
Articles of Association of Shell plc, dated May 23, 2023 (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-8 (No. 001-272192) of Shell plc filed with the SEC on May 25, 2023).

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

2.4
Amendment No. 1, dated as of October 13, 2023, to Second Amended and Restated Deposit Agreement among Shell plc, JPMorgan Chase Bank, N.A., as depositary, and Holders and Beneficial Owners of American Depositary Receipts (incorporated by reference to Exhibit 4.18 to the Registration Statement on Form F-3 (File No. 333-276068) of Shell plc filed with the US Securities and Exchange Commission on December 15, 2023).

2.5	Form of American Depositary Receipts representing Shell plc American Depositary Shares each evidencing the right to receive two ordinary shares of Shell plc (included as Exhibit A to Exhibit 2.4 herein).
2.6	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.
2.7
Senior Indenture, among Shell International Finance B.V., Shell plc (f/k/a Royal Dutch Shell plc) and Deutsche Bank Trust Company Americas dated as of June 27, 2006 (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-3 (No. 333-222005), of Shell plc filed with the U.S. Securities and Exchange Commission on December 12, 2017).

4.1
Shell Provident Fund Regulations and Trust Agreement, as amended to reflect all amendments through September 25, 2020 (incorporated by reference to Exhibit 4.1 to the Annual Report for fiscal year ended December 31, 2021, on Form 20-F (File No. 001-32575) of Shell plc filed with the US Securities and Exchange Commission on March 10, 2022).

4.2	Form of Director Indemnity Agreement
4.3	Form of contract of employment for Executive Directors
4.4	Form of Letter of appointment for Non-executive Directors
4.5	Amendment to form of letter of appointment for Non-executive Directors
4.6
Rules of the Global Employee Share Purchase Plan, amended on January 29, 2022 (incorporated by reference to Exhibit 4.6 to the Annual Report for the fiscal year ended December 31, 2021, on Form 20-F (File No. 001-32575) of Shell plc filed with the US Securities and Exchange Commission on March 10, 2022).

4.7	Rules of the Shell Share Plan 2023.
4.8
Free Share Schedule (incorporated by reference to Exhibit 4.8 to the Annual Report for fiscal year ended December 31, 2021, on Form 20-F (File No. 001-32575) of Shell plc filed with the US Securities and Exchange Commission on March 10, 2022).

8.1	Significant Shell subsidiaries at December 31, 2023.
12.1	Section 302 Certification of Shell plc.
12.2	Section 302 Certification of Shell plc.
13.1	Section 906 Certification of Shell plc.
17.1	Subsidiary Guarantors and Issuers of Guaranteed Securities
97.1	Malus and clawback policy for Executive Directors and other Executive Committee members.
99.1	Consent of Ernst & Young LLP, London, United Kingdom.
101	Inline Interactive data files.
104	Cover page inline interactive data file (formatted as Inline XBRL and contained in Exhibit 101).

330	Shell	Form 20-F 2023

Additional Information
Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.
Shell plc

/s/ Wael Sawan
Wael Sawan
Chief Executive Officer
March 13, 2024

331	Shell	Form 20-F 2023

Financial calendar in 2024
The Annual General Meeting will be held on May 21, 2024.

	2023 Fourth quarter [A]	2024 First quarter [B]	2024 Second quarter [B]	2024 Third quarter [B]
Results announcements	February 1	May 2	August 1	October 31
Interim dividend timetable
Announcement date	February 1 [C]	May 2	August 1	October 31
Ex-dividend date for SHEL ADS [D]	February 15	May 16	August 16	November 15
Ex-dividend date for SHEL ordinary shares	February 15	May 16	August 15	November 14
Record date	February 16	May 17	August 16	November 15
Closing of currency election date [E]	March 1	June 3	September 2	November 29
Pounds sterling and euro equivalents announcement date	March 11	June 10	September 9	December 9
Payment date	March 25	June 24	September 23	December 19
[A]In respect of the financial year ended December 31, 2023.
[B]In respect of the financial year ended December 31, 2024.
[C]The Directors do not propose to recommend any further distribution in respect of 2023.
[D]On February 15, 2023, the SEC published its final rule, Shortening the Securities Transactions Settlement Cycle, reducing the standard U.S. trade settlement cycle for Depository Trust Company (DTC) eligible securities to T+1 from T+2 and setting the compliance date to May 28, 2024. European markets will keep the current T+2 settlement cycle. As a result, beginning with Q2 2024, ex-dividend date and record date for SHEL ADSs will be the same date. Ex-dividend date for SHEL shares will be a day prior to ex-dividend date for and SHEL ADSs. Record dates will not change. The timings of these are detailed above.
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
Contact Us
The best way to get in touch is via the "Contact us" section of the Shell website shell.com/investors. From here questions are properly directed to the Shell team that can assist. In addition, we have introduced an automated question response tool to assist with the most popular questions that we receive and reviewed and updated the "Frequently asked Questions" section of our website to provide the most time efficient information for our investors.

Registered Office and HQ Shell plc Shell Centre London SE1 7NA United Kingdom Registered in England and Wales Company number 4366849
Share registration
Equiniti
Aspect House
Spencer Road
Lancing
West Sussex BN99 6DA
United Kingdom
0800 169 1679
customer@equiniti.com

For online information about your holding
and to change the way you receive your
company documents:
shareview.co.uk
Investor Relations Shell plc PO Box 162 2501 AN The Hague The Netherlands or Shell Oil Company Investor Relations 150 N Dairy Ashford Houston, TX 77079 USA shell.com/investors

American Depositary Shares (ADSs)
JPMorgan Chase Bank, N.A.
Shareowner Services
P.O. Box 64504
St. Paul, MN 55164-0504
USA

Overnight correspondence to:
Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120-4100
USA
+1 888 737 2377 (USA only)
+1 651 453 2128 (International)
Email: shareowneronline.com/informational/contact-us/
adr.com/shareholder
Report ordering shell.com/order Annual Report/20-F service for US residents +1 888 301 0504

337	Shell	Form 20-F 2023