Form 20-F/A
period 2023-12-31
Shell plc
filed 2025-07-02
CIK 1306965

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F/A
(Amendment No. 1)
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
Sean Ashley, Company Secretary
Shell Centre
London, SE1 7NA
United Kingdom
Telephone Number: 0044-20-7934-1234
E-mail Address: sean.ashley@shell.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

1	Shell	Form 20-F/A 2023

Securities registered pursuant to Section 12(b) of the Act

Title of Each Class	Trading Symbols	Name of Each Exchange on Which Registered
American Depositary Shares representing two ordinary shares with a nominal value of €0.07 each	SHEL	New York Stock Exchange
Ordinary Shares with a nominal value of €0.07 each		New York Stock Exchange	*
2.5% Guaranteed Notes due 2026	SHEL/26	New York Stock Exchange
2.875% Guaranteed Notes due 2026	SHEL/26A	New York Stock Exchange
3.875% Guaranteed Notes due 2028	SHEL/28	New York Stock Exchange
2.375% Guaranteed Notes due 2029	SHEL/29	New York Stock Exchange
2.375% Guaranteed Notes due 2029	SHEL/29A	New York Stock Exchange
2.75% Guaranteed Notes due 2030	SHEL/30	New York Stock Exchange
2.750% Guaranteed Notes due 2030	SHEL/30A	New York Stock Exchange
4.125% Guaranteed Notes due 2035	SHEL/35	New York Stock Exchange
4.125% Guaranteed Notes due 2035	SHEL/35A	New York Stock Exchange
6.375% Guaranteed Notes due 2038	SHEL/38	New York Stock Exchange
5.5% Guaranteed Notes due 2040	SHEL/40	New York Stock Exchange
2.875% Guaranteed Notes due 2041	SHEL/41	New York Stock Exchange
3.625% Guaranteed Notes due 2042	SHEL/42	New York Stock Exchange
4.55% Guaranteed Notes due 2043	SHEL/43	New York Stock Exchange
4.550% Guaranteed Notes due 2043	SHEL/43A	New York Stock Exchange
4.375% Guaranteed Notes due 2045	SHEL/45	New York Stock Exchange
4.375% Guaranteed Notes due 2045	SHEL/45A	New York Stock Exchange
3.75% Guaranteed Notes due 2046	SHEL/46	New York Stock Exchange
4.00% Guaranteed Notes due 2046	SHEL/46A	New York Stock Exchange
4.000% Guaranteed Notes due 2046	SHEL/46B	New York Stock Exchange
3.750% Guaranteed Notes due 2046	SHEL/46C	New York Stock Exchange
3.125% Guaranteed Notes due 2049	SHEL/49	New York Stock Exchange
3.25% Guaranteed Notes due 2050	SHEL/50	New York Stock Exchange
3.250% Guaranteed Notes due 2050	SHEL/50A	New York Stock Exchange
3.00% Guaranteed Notes due 2051	SHEL/51	New York Stock Exchange
* Not for trading, but only in connection with the registration of the American Depositary Shares issued in respect thereof, pursuant to the requirements of the Securities and Exchange Commission.
Securities registered pursuant to Section 12(g) of the Act: none
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: none
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
Outstanding as of December 31, 2023:
6,486,295,984 ordinary shares with a nominal value of €0.07 each.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☐	Yes	☑	No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	☐	Yes	☑	No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.	☑	Yes	☐	No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).	☑	Yes	☐	No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

2	Shell	Form 20-F/A 2023

See definition of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐	Non-accelerated filer	☐
				Emerging growth company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.					☐
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

Copies of notices and communications from the Securities and Exchange Commission should be sent to:
Shell plc
Shell Centre
London, SE1 7NA
United Kingdom
Attn: Sean Ashley

3	Shell	Form 20-F/A 2023

EXPLANATORY NOTE

Shell plc (the “Company”) is filing this Amendment No. 1 to Form 20-F/A (“Form 20-F/A”) for the fiscal year ended December 31, 2023 to include the Consolidated Financial Statements and Ernst & Young LLP’s (“EY”) reissued audit opinions on Shell plc’s Consolidated Financial Statements and effectiveness of internal control over financial reporting for the year ended and as of December 31, 2023, respectively. This Form 20-F/A amends the annual report on Form 20-F for the fiscal year ended December 31, 2023 (“Original Filing”) filed by Shell plc with the Securities and Exchange Commission (the “SEC”) on March 14, 2024 (“Original Filing Date”).
On July 1, 2025, the Company’s Audit and Risk Committee was informed by EY, the Company's independent registered public accounting firm, that (i) for the year ended December 31, 2023, EY’s independence was impaired due to non-compliance with the SEC's auditor independence rules related to audit partner rotation requirements; and (ii) solely as a consequence of this determination, EY was withdrawing its audit report dated March 13, 2024 on the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2023 and its report dated March 13, 2024 on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023, and that such reports should no longer be relied upon.

To address the independence impairment, EY assigned a different partner to perform the role of lead audit partner with respect to the audit of Shell plc’s Consolidated Financial Statements and effectiveness of internal control over financial reporting for the year ended and as of December 31, 2023, respectively. The audit overseen by the new lead audit partner did not result in any changes to the Company’s Consolidated Financial Statements for the year ended December 31, 2023. To reflect the new issuance date of the Consolidated Financial Statements in this Form 20-F/A, consequential updates were included with respect to the going concern period included in the Basis of presentation note (Note 1) and the Post-balance sheet events note (Note 35) to the Consolidated Financial Statements.
Pursuant to Rule 12b-15 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), the certifications required pursuant to Rule 13a-14 of the Exchange Act, and the consent of the independent registered public accounting firm that were included as exhibits to the Original Filing, have been re-executed as of the date of this Form 20-F/A and are included as Exhibits 12.1, 12.2, 13.1 and 15.1, respectively.
Other than as described above, this Form 20-F/A does not and does not purport to amend, update or revise in any way the disclosures made in the Original Filing. This Form 20-F/A should be read in conjunction with the Original Filing and other information that Shell plc has filed or furnished to the SEC subsequent to the Original Filing Date. The Company continues to believe that the Company’s Consolidated Financial Statements covering the referenced periods present fairly, in all material respects, the financial condition, results of operations and cash flows of the Company as of the end of and for the referenced periods and that the Company’s internal control over financial reporting was effective as at December 31, 2023.

4	Shell	Form 20-F/A 2023

5	Shell	Form 20-F/A 2023

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
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated July 2, 2025, expressed an unqualified opinion thereon.
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

6	Shell	Form 20-F/A 2023

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

7	Shell	Form 20-F/A 2023

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

/s/Ernst & Young LLP
We have served as the Company's auditor since 2016.
London, United Kingdom
July 2, 2025

8	Shell	Form 20-F/A 2023

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
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Consolidated Financial Statements of the Company, and our report dated July 2, 2025, expressed an unqualified opinion thereon.
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

/s/Ernst & Young LLP

London, United Kingdom
July 2, 2025

9	Shell	Form 20-F/A 2023

Financial Statements and Supplements
Consolidated Financial Statements
Consolidated Statement of Income
for the year ended December 31, 2023

	$ million
	Notes	2023	2022	2021
Revenue	7	316,620	381,314	261,504
Share of profit of joint ventures and associates	13	3,725	3,972	4,097
Interest and other income	8	2,838	915	7,056
Total revenue and other income		323,183	386,201	272,657
Purchases		212,883	258,488	174,912
Production and manufacturing expenses	7	25,240	25,518	23,822
Selling, distribution and administrative expenses	7	13,433	12,883	11,328
Research and development	7	1,287	1,075	815
Exploration	7	1,750	1,712	1,423
Depreciation, depletion and amortisation	7	31,290	18,529	26,921
Interest expense	9	4,673	3,181	3,607
Total expenditure		290,556	321,386	242,828
Income before taxation		32,627	64,815	29,829
Taxation charge	22	12,991	21,941	9,199
Income for the period	7	19,636	42,874	20,630
Income attributable to non-controlling interest	7	277	565	529
Income attributable to Shell plc shareholders	7	19,359	42,309	20,101
Basic earnings per share ($)	30	2.88	5.76	2.59
Diluted earnings per share ($)	30	2.85	5.71	2.57

Consolidated Statement of Comprehensive Income
for the year ended December 31, 2023

	$ million
	Notes	2023	2022	2021
Income for the period	7	19,636	42,874	20,630
Other comprehensive income/(loss) net of tax
Items that may be reclassified to income in later periods:
Currency translation differences	28	1,397	(2,986)	(1,413)
Debt instruments remeasurements	28	41	(78)	(28)
Cash flow hedging gains/(losses)	28	71	(232)	21
Net investment hedging (losses)/gains	28	(44)	180	295
Deferred cost of hedging	28	(148)	200	(39)
Share of other comprehensive income/(loss) of joint ventures and associates	13	18	274	(109)
Total		1,335	(2,642)	(1,273)
Items that are not reclassified to income in later periods:
Retirement benefits remeasurements	28	(1,083)	5,466	7,198
Equity instruments remeasurements	28	(99)	(491)	145
Share of other comprehensive (loss)/income of joint ventures and associates	13	(201)	(253)	3
Total		(1,383)	4,722	7,346
Other comprehensive (loss)/income for the period		(48)	2,080	6,073
Comprehensive income for the period		19,588	44,954	26,703
Comprehensive income attributable to non-controlling interest		312	621	468
Comprehensive income attributable to Shell plc shareholders		19,276	44,333	26,235

10	Shell	Form 20-F/A 2023

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
Signed on behalf of the Board

/s/ Sinead Gorman
Sinead Gorman
Chief Financial Officer
July 2, 2025

11	Shell	Form 20-F/A 2023

Financial Statements and Supplements
Consolidated Financial Statements continued
Consolidated Statement of Changes in Equity
for the year ended December 31, 2023

							$ million
	Equity attributable to Shell plc shareholders
	Share capital (see Note 26)	Shares held in trust	Other reserves (see Note 28)	Retained earnings	Total	Non- controlling interest	Total equity
At January 1, 2023	584	(726)	21,132	169,482	190,472	2,125	192,597
Comprehensive income for the period	—	—	(83)	19,359	19,276	312	19,588
Transfer from other comprehensive income	—	—	(112)	112	—	—	—
Dividends (see Note 29) [A]	—	—	—	(8,389)	(8,389)	(764)	(9,153)
Repurchases of shares [B]	(40)	—	40	(14,571)	(14,571)	—	(14,571)
Share-based compensation	—	(271)	168	(85)	(188)	—	(188)
Other changes	—	—	—	7	7	82	89
At December 31, 2023	544	(997)	21,145	165,915	186,607	1,755	188,362
At January 1, 2022	641	(610)	18,909	153,026	171,966	3,360	175,326
Comprehensive income for the period	—	—	2,024	42,309	44,333	621	44,954
Transfer from other comprehensive income	—	—	(34)	34	—	—	—
Dividends (see Note 29) [A]	—	—	—	(7,283)	(7,283)	(206)	(7,489)
Repurchases of shares	(57)	—	57	(18,547)	(18,547)	—	(18,547)
Share-based compensation	—	(116)	176	131	191	—	191
Other changes	—	—	—	(188)	(188)	(1,650)	(1,838)
December 31, 2022	584	(726)	21,132	169,482	190,472	2,125	192,597
At January 1, 2021	651	(709)	12,752	142,616	155,310	3,227	158,537
Comprehensive income for the period	—	—	6,134	20,101	26,235	468	26,703
Transfer from other comprehensive income	—	—	(45)	45	—	—	—
Dividends (see Note 29) [A]	—	—	—	(6,321)	(6,321)	(348)	(6,669)
Repurchases of shares	(10)	—	10	(3,513)	(3,513)	—	(3,513)
Share-based compensation	—	99	58	93	250	—	250
Other changes	—	—	—	5	5	13	18
At December 31, 2021	641	(610)	18,909	153,026	171,966	3,360	175,326
[A]The amount charged to retained earnings is based on prevailing exchange rates on payment date.
[B]Includes shares committed to repurchase under irrevocable contracts and repurchases subject to settlement at the end of the year. (See Note 26)

12	Shell	Form 20-F/A 2023

Financial Statements and Supplements
Consolidated Financial Statements continued
Consolidated Statement of Cash Flows
for the year ended December 31, 2023

	$ million
	Notes	2023	2022	2021
Income before taxation for the period		32,627	64,815	29,829
Adjustment for:
Interest expense (net)		2,360	2,135	3,096
Depreciation, depletion and amortisation		31,290	18,529	26,921
Exploration well write-offs	11	868	881	639
Net gains on sale and revaluation of non-current assets and businesses		(246)	(642)	(5,995)
Share of profit of joint ventures and associates		(3,725)	(3,972)	(4,097)
Dividends received from joint ventures and associates		3,674	4,398	3,929
Decrease/(increase) in inventories		6,325	(8,360)	(7,319)
Decrease/(increase) in current receivables		12,401	(8,989)	(20,567)
(Decrease)/increase in current payables		(10,888)	11,915	17,519
Derivative financial instruments		(5,723)	(2,619)	5,882
Retirement benefits		(37)	417	16
Decommissioning and other provisions		(473)	35	(76)
Other		(550)	2,991	803
Tax paid		(13,712)	(13,120)	(5,476)
Cash flow from operating activities		54,191	68,414	45,104
Capital expenditure	7	(22,993)	(22,600)	(19,000)
Investments in joint ventures and associates	7	(1,202)	(1,973)	(479)
Investment in equity securities	7	(197)	(260)	(218)
Proceeds from sale of property, plant and equipment and businesses		2,565	1,431	14,233
Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans		474	511	584
Proceeds from sale of equity securities		51	117	296
Interest received		2,124	906	423
Other investing cash inflows		4,269	2,060	2,928
Other investing cash outflows		(2,825)	(2,640)	(3,528)
Cash flow from investing activities		(17,734)	(22,448)	(4,761)
Net (decrease)/increase in debt with maturity period within three months		(211)	318	14
Other debt:
New borrowings		1,029	269	1,791
Repayments		(10,650)	(8,459)	(21,534)
Interest paid		(4,441)	(3,677)	(4,014)
Derivative financial instruments		723	(1,799)	(1,165)
Change in non-controlling interest		(22)	(1,965)	19
Cash dividends paid to:
Shell plc shareholders		(8,393)	(7,405)	(6,253)
Non-controlling interest		(764)	(206)	(348)
Repurchases of shares		(14,617)	(18,437)	(2,889)
Shares held in trust: net purchases and dividends received		(889)	(593)	(285)
Cash flow from financing activities		(38,235)	(41,954)	(34,664)
Effects of exchange rate changes on cash and cash equivalents		306	(736)	(539)
(Decrease)/increase in cash and cash equivalents		(1,472)	3,276	5,140
Cash and cash equivalents at beginning of year		40,246	36,970	31,830
Cash and cash equivalents at end of year	17	38,774	40,246	36,970

13	Shell	Form 20-F/A 2023

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
The Consolidated Financial Statements were approved and authorised for issue by the Board of Directors on July 2, 2025.
Going concern
These Consolidated Financial Statements have been prepared on the going concern basis of accounting. In assessing the appropriateness of the going concern assumption for a period of at least 12 months from the issuance of these Consolidated Financial Statements (the "going concern period"), management have stress-tested Shell's most recent financial projections to incorporate a range of potential future outcomes by considering Shell's principal risks, further potential downside pressures on commodity prices and long-term demand, and cash preservation measures, including reduced future capital expenditure and shareholder distributions. This assessment confirmed that Shell has adequate cash, other liquid resources and undrawn credit facilities to enable it to meet its obligations as they fall due in order to continue its operations during the going concern period. Therefore, the Directors consider it appropriate to continue to adopt the going concern basis of accounting in preparing the audited Consolidated Financial Statements.

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

14	Shell	Form 20-F/A 2023

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

15	Shell	Form 20-F/A 2023

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
Impairments are reversed as applicable to the extent that the events or circumstances that triggered the original impairment have changed.
Impairment losses and reversals are reported within depreciation, depletion and amortisation.
Upon classification of an asset as held for sale, the carrying amount is impaired if this exceeds the fair value less costs to sell.

16	Shell	Form 20-F/A 2023

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
Information about the carrying amounts of assets and impairments and their sensitivity to changes in significant estimates is presented in Note 12.

17	Shell	Form 20-F/A 2023

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

18	Shell	Form 20-F/A 2023

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

19	Shell	Form 20-F/A 2023

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

20	Shell	Form 20-F/A 2023

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

21	Shell	Form 20-F/A 2023

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
Derivatives that are held primarily for the purpose of trading are presented as current in the Consolidated Balance Sheet.

22	Shell	Form 20-F/A 2023

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

23	Shell	Form 20-F/A 2023

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
Decommissioning and other provisions
Onerous contracts
Dividend resilience
Physical risks

24	Shell	Form 20-F/A 2023

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

2023
					$ billion
	Goodwill	Other intangible assets	Property, plant and equipment	Joint ventures and associates	Total
Integrated Gas	4.9	3.2	57.7	6.1	71.9
Upstream	5.4	0.3	70.9	7.6	84.2
Chemicals and Products	0.3	2.4	36.9	4.0	43.6
Marketing	4.4	2.9	22.2	4.7	34.2
Renewables and Energy Solutions	1.7	1.5	4.8	2.0	10.0
Corporate	—	—	2.3	0.1	2.4
Total	16.7	10.3	194.8	24.5	246.3

25	Shell	Form 20-F/A 2023

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
Carrying value of Integrated Gas and Upstream assets

Carrying value of Integrated Gas and Upstream assets $ billion as at December 31

Carrying value of production assets $ billion as at December 31

Carrying value of exploration and evaluation assets $ billion as at December 31

Carrying amount of Integrated Gas and Upstream assets

								$ billion
	2016	2017	2018	2019	2020	2021	2022	2023
Integrated Gas	95	94	91	93	79	75	75	72
Upstream	136	128	123	119	106	91	88	84
Total at December 31	231	222	214	212	185	166	163	156

26	Shell	Form 20-F/A 2023

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

27	Shell	Form 20-F/A 2023

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

28	Shell	Form 20-F/A 2023

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

						RT23 $/b
	2024	2025	2030	2035	2040	2050
Shell mid-price	69	67	70	70	70	70
Average prices from four 1.5-2 degrees Celsius external climate change scenarios	94	80	50	39	37	40
IEA NZE50	86	79	43	39	34	26
NGFS GCAM NZE 2050	74	75	77	81	83	112
IEA APS	94	91	76	72	68	61

29	Shell	Form 20-F/A 2023

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
[A] Except for the Netherlands and Norway where the estimated mid-price assumption is around $220 per tonne in 2050.

30	Shell	Form 20-F/A 2023

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

Sensitivity IEA NZE 2050 carbon price scenario

				$ billion
	Carrying amount			Sensitivity
	Dec 31, 2023	Dec 31, 2022		2023		2022
Integrated Gas	72	75		(2)	(4)	(2)	(5)
Upstream	84	88		—	(1)	—	—
Chemicals and Products [A]	44			(3)	(4)
Total	200	163	[A]	(5)	(9)
[A]Excludes Chemicals and Products for 2022 for which from 2023 sensitivity to IEA NZE 2050 carbon prices has been included.
For the key regions and countries the following carbon prices per tonne (RT23) have been assumed in the Operating Plan:

	Operating plan period	Subsequent period
Region	2024-2033	2034-2050
European Union [A]	$87-$132	$134-$170
Norway	$97-$226	$226-$226
United Kingdom	$94-$145	$146-$170
Canada (Federal)	$59-$113	$113-$125
United States of America (Federal)	$0-$42	$47-$125
Australia	$29-$61	$65-$125
All other countries	$0-$55	$25-$125
[A]Except for the Netherlands where the ranges are $87-159 per tonne (2024-2033) and $163-220 per tonne (2034-2050).

31	Shell	Form 20-F/A 2023

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

CO2 prices - European Union RT23 $/tonne

					RT23 $/tonne
	2024	2025	2030	2035	2040	2050
Shell mid-price	96	87	125	136	148	170
IEA NZE50	103	110	143	176	209	255

Carrying value of Chemicals and Products assets $ billion as at December 31

Carrying amount of Chemicals and Production assets

								$ billion
	2016	2017	2018	2019	2020	2021	2022	2023
Chemicals	15	16	18	22	25	27	28	25
Refineries	10	14	14	13	7	6	6	6
Other	1	8	7	12	11	11	11	13
Total at December 31	26	38	39	47	43	44	45	44

32	Shell	Form 20-F/A 2023

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
Sensitivities to carbon prices are described in the section above.

33	Shell	Form 20-F/A 2023

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
Carrying value of Renewables and Energy Solutions assets

Carrying value of Renewables and Energy Solutions assets $ billion as at December 31

Carrying amount of Renewables and Energy Solutions assets

							$ billion
	2017	2018	2019	2020	2021	2022	2023
At December 31	1	1	3	3	5	9	10
Portfolio composition and changes
Assets in the Renewables and Energy Solutions segment are expected to be resilient through the energy transition.

34	Shell	Form 20-F/A 2023

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

35	Shell	Form 20-F/A 2023

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

36	Shell	Form 20-F/A 2023

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

Cost of emission schemes and related environmental programmes recognised in the Consolidated Statement of Income

	$ million
	2023	2022	2021
ETS and related schemes	493	493	331
Biofuels [A]	2,581	2,918	2,609
Renewable power	552	594	455
Total	3,626	4,005	3,395
[A]Represents the cost of biofuel certificates required for compliance purposes over and above those generated from self-blending activities.

Purchased environmental certificates (presented under Other intangible assets, see Note 10) [A]

	$ million
	ETS and related schemes	Biofuels	Renewable power	Total
At January 1, 2023	440	1,601	160	2,201
Additions	396	2,955	486	3,837
Settlements	(413)	(2,783)	(451)	(3,647)
Other movements	18	32	(50)	—
At December 31, 2023	441	1,805	145	2,391
At January 1, 2022	284	2,362	101	2,747
Additions	385	1,485	468	2,338
Settlements	(256)	(2,142)	(398)	(2,796)
Other movements	27	(104)	(11)	(88)
At December 31, 2022	440	1,601	160	2,201
[A]Relates to environmental certificates held for compliance purposes.

37	Shell	Form 20-F/A 2023

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
The figures present compliance schemes only, excluding voluntary activities.

38	Shell	Form 20-F/A 2023

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

39	Shell	Form 20-F/A 2023

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
[C]Impairment reversals comprise Property, plant and equipment ($627 million) and Other intangible assets ($135 million). (See Note 12).

40	Shell	Form 20-F/A 2023

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
[D]Impairment reversals fully comprise Property, plant and equipment. (See Note 12).

41	Shell	Form 20-F/A 2023

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
[C]Impairment reversals fully comprise Property, plant and equipment. (See Note 12).

Reconciliation of CCS earnings to income for the period

	$ million
	2023	2022	2021
Income attributable to Shell plc shareholders	19,359	42,309	20,101
Income attributable to non-controlling interest	277	565	529
Income for the period	19,636	42,874	20,630
Current cost of supplies adjustment:
Purchases	815	(1,714)	(3,772)
Taxation	(203)	444	808
Share of profit of joint ventures and associates	33	(42)	(184)
Current cost of supplies adjustment	645	(1,312)	(3,148)
Of which:
Attributable to Shell plc shareholders	650	(1,196)	(3,029)
Attributable to non-controlling interest	(5)	(116)	(119)
CCS earnings	20,281	41,562	17,482
Of which:
CCS earnings attributable to Shell plc shareholders	20,008	41,113	17,072
CCS earnings attributable to non-controlling interest	273	449	410

42	Shell	Form 20-F/A 2023

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

2023

							$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Capital expenditure	3,491	8,249	5,563	3,106	2,314	270	22,993	[A]
Investments in joint ventures and associates	705	94	49	84	261	9	1,202	[A]
Investments in equity securities	—	—	—	2	106	89	197	[A]
Cash capital expenditure*	4,196	8,343	5,612	3,192	2,681	368	24,392
[A]See Consolidated Statements of Cash Flows.
* Non-GAAP measure (see page 329).

43	Shell	Form 20-F/A 2023

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

9. Interest expense

$ million
	2023	2022	2021
Interest incurred and similar charges	2,669	1,971	2,086
Interest expense related to leases	1,772	1,724	1,987
Less: interest capitalised	(532)	(950)	(917)
Other net losses/(gains) on fair value and cash flow hedges of debt	45	(71)	1
Accretion expense	719	507	450
Total	4,673	3,181	3,607
The rate applied in determining the amount of interest capitalised in 2023 was 4.0% (2022: 4.0%; 2021: 4.0%).
* Non-GAAP measure (see page 329).

44	Shell	Form 20-F/A 2023

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

45	Shell	Form 20-F/A 2023

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

2022 [A]

	$ million
	Exploration and production
	Exploration and evaluation	Production	Manufacturing, supply and distribution	Other	Total
Cost
At January 1	12,679	285,903	104,182	34,005	436,769
Additions	1,564	11,954	6,928	7,808	28,254
Sales, retirements and other movements [B]	(2,469)	(14,541)	(2,548)	(242)	(19,800)
Currency translation differences	(209)	(6,300)	(1,777)	(1,976)	(10,262)
At December 31	11,565	277,016	106,785	39,595	434,961
Depreciation, depletion and amortisation, including impairments
At January 1	5,580	167,530	55,131	13,596	241,837
Charge for the year [C]	397	9,709	5,149	2,055	17,310
Sales, retirements and other movements [B]	(765)	(13,207)	(2,054)	(396)	(16,422)
Currency translation differences	(50)	(4,370)	(1,325)	(661)	(6,406)
At December 31	5,162	159,662	56,901	14,594	236,319
Carrying amount at December 31	6,403	117,354	49,884	25,001	198,642
[A]Includes right-of-use assets under leases. (See Note 21).
[B]Includes the reclassification of assets classified as held for sale. (See Note 18).
[C]Includes impairment losses and reversals. (See Note 12).

46	Shell	Form 20-F/A 2023

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

47	Shell	Form 20-F/A 2023

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

48	Shell	Form 20-F/A 2023

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

49	Shell	Form 20-F/A 2023

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

50	Shell	Form 20-F/A 2023

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

51	Shell	Form 20-F/A 2023

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

Investments in securities measured using predominantly unobservable inputs [A]

	$ million
	2023	2022
At January 1	1,299	1,707
Losses recognised in other comprehensive income	(126)	(206)
Purchases	146	142
Sales	(207)	(37)
Other movements	31	(307)
At December 31	1,143	1,299
[A]Based on expected dividend flows, adjusted for country and other risks as appropriate and discounted to their present value.
Other movements in 2022 includes a reclassification to Property, plant and equipment, as a result of obtaining title to assets in a project in Asia.

52	Shell	Form 20-F/A 2023

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

Lease receivables
Lease contracts where Shell is the lessor are classified as finance leases or operating leases. Receivables for lease contracts classified as finance leases are as follows:

		$ million
	Dec 31, 2023	Dec 31, 2022
Less than one year	238	257
Between 1 and 5 years	848	792
5 years and later	453	532
Total undiscounted lease payments receivable	1,539	1,581
Unearned finance income	260	270
Net investment in leases	1,279	1,311
In addition, at December 31, 2023, Shell is entitled to future contractual payments under operating leases of $312 million (2022: $389 million).

16. Inventories

	$ million
	Dec 31, 2023	Dec 31, 2022
Oil, gas and chemicals	22,232	27,823
Environmental certificates	2,108	2,557
Materials	1,679	1,514
Total	26,019	31,894
Inventories at December 31, 2023, included write-downs to net realisable value of $1,567 million (2022: $2,705 million).

53	Shell	Form 20-F/A 2023

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
The fair value of financial liabilities included above approximates the carrying amount and was determined from predominantly unobservable inputs.
Other payables include amounts due to joint arrangement partners and in respect of other project-related items.
Information about offsetting, collateral and liquidity risk is presented in Note 25.

54	Shell	Form 20-F/A 2023

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

Net debt

					$ million
	(Asset)/liability
	Current debt	Non-current debt	Derivative financial instruments	Cash and cash equivalents (see Note 17)	Net debt*
At January 1, 2023	9,001	74,794	1,288	(40,246)	44,837
Cash flow	(9,617)	(215)	723	1,778	(7,331)
Lease additions [A]	1,021	3,321			4,342
Other movements	9,619	(7,184)	(481)	—	1,954
Currency translation differences and foreign exchange (gains)/losses	(93)	894	(755)	(306)	(260)
At December 31, 2023	9,931	71,610	775	(38,774)	43,542
At January 1, 2022	8,218	80,868	440	(36,970)	52,556
Cash flow	(7,618)	(254)	(1,799)	(4,012)	(13,683)
Lease additions [A]	1,111	4,077			5,188
Other movements	7,560	(7,883)	1,393	—	1,070
Currency translation differences and foreign exchange (gains)/losses	(270)	(2,014)	1,254	736	(294)
At December 31, 2022	9,001	74,794	1,288	(40,246)	44,837
[A]Further analysis of lease liabilities is provided in Note 21.

Borrowing facilities and amounts undrawn

	$ million
	Facility		Amount undrawn
	Dec 31, 2023	Dec 31, 2022	Dec 31, 2023	Dec 31, 2022
CP programmes	20,000	20,000	20,000	20,000
EMTN programme	unlimited	unlimited	N/A	N/A
US shelf registration	unlimited	unlimited	N/A	N/A
Committed credit facilities	9,920	9,920	9,920	9,920
* Non-GAAP measure (see page 329).

55	Shell	Form 20-F/A 2023

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

56	Shell	Form 20-F/A 2023

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
[D]Other mainly includes lease contracts for retail sites, land and buildings in Marketing, Renewables and Energy Solutions and Corporate.

2022

	$ million
	Exploration and production		Manufacturing, supply and distribution
	Exploration and evaluation	Production		Other [C]	Total
Cost
At January 1	5	14,322	15,748	8,031	38,106
Additions	—	1,088	2,305	2,111	5,504
Sales, retirements and other movements [A]	(5)	(569)	(1,530)	319	(1,785)
Currency translation differences	—	(166)	(60)	(562)	(788)
At December 31	—	14,675	16,463	9,899	41,037
Depreciation, depletion and amortisation, including impairments
At January 1	—	7,935	5,946	2,273	16,154
Charge for the year [B]	—	1,182	2,223	797	4,202
Sales, retirements and other movements [A]	—	(751)	(1,444)	23	(2,172)
Currency translation differences	—	(91)	(30)	(143)	(264)
At December 31	—	8,275	6,695	2,950	17,920
Carrying amount at December 31	—	6,400	9,768	6,949	23,117
[A]Includes the reclassification of right-of-use assets to assets held for sale. (See Note 18).
[B]Includes impairment losses ($160 million) and reversals ($206 million). (See Note 12).
[C]Other mainly includes lease contracts for retail sites, land and buildings in Marketing, Renewables and Energy Solutions and Corporate.

57	Shell	Form 20-F/A 2023

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

2022

	$ million
	Contractual lease payments	Interest	Lease liabilities
Less than 1 year	5,914	1,533	4,381
Between 1 and 5 years	15,624	4,655	10,969
5 years and later	17,935	5,642	12,293
Total	39,473	11,830	27,643

58	Shell	Form 20-F/A 2023

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

59	Shell	Form 20-F/A 2023

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

60	Shell	Form 20-F/A 2023

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

61	Shell	Form 20-F/A 2023

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
[B]Experience adjustments arise from differences between the actuarial assumptions made in respect of the year and actual outcomes.
[C]Includes $782 million to reflect the impact of prescription drug rebates.
[D]Mainly relates to updates in mortality assumptions.

62	Shell	Form 20-F/A 2023

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

63	Shell	Form 20-F/A 2023

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

64	Shell	Form 20-F/A 2023

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

65	Shell	Form 20-F/A 2023

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

66	Shell	Form 20-F/A 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
23. Retirement benefits continued

			$ million, except where indicated
			Effect of using alternative assumptions
	Assumptions used at nominal rates		Increase/(decrease) in defined benefit obligations
	Dec 31, 2023	Dec 31, 2022	Range of assumptions	Dec 31, 2023		Dec 31, 2022
Rate of increase in pensionable remuneration [A]	3.9%	4.0%	-1% to +1%	(828)	915	(833)	921
of which the Netherlands	3.3%	3.3%
of which UK	4.1%	4.1%
of which USA	4.6%	4.6%
Rate of increase in pensions in payment	1.9%	2.1%	-1% to +1%	(5,599)	6,713	(5,542)	6,657
of which the Netherlands	2.4%	2.6%
of which UK	2.8%	3.0%
of which USA	—%	—%
Discount rate for pension plans	4.1%	4.5%	-1% to +1%	10,560	(8,472)	10,522	(8,328)
of which the Netherlands	3.3%	3.7%
of which UK	4.6%	4.8%
of which USA	4.9%	5.0%
Inflation rate for defined benefit obligation [B]	2.0%	2.2%	-1% to +1%	(6,034)	7,300	(6,002)	7,271
of which the Netherlands	2.4%	2.6%
of which UK	2.9%	3.1%
Expected age at death for persons aged 60:
Men	88 years	87 years	-1 year to +1 year	(1,166)	1,143	(1,130)	1,103
of which the Netherlands	88 years	88 years
of which UK	87 years	87 years
of which USA	87 years	85 years
Women	89 years	89 years	-1 year to +1 year	(1,006)	1,041	(993)	1,077
of which the Netherlands	90 years	89 years
of which UK	89 years	90 years
of which USA	89 years	86 years
Rate of increase in health-care costs [C]	7.0%	6.4%	-1% to +1%	(338)	422	(298)	372
Discount rate for health-care plans [C]	5.6%	5.7%	-1% to +1%	457	(358)	401	(309)
[A]Based on active members.
[B]Excluding US funds in the weighted average inflation rate, because of the insignificant impact on the defined benefit obligation.
[C]Mainly related to post-retirement health-care benefits in the USA.

67	Shell	Form 20-F/A 2023

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
Other provisions at December 31, 2023, include amounts recognised in respect of employee benefits.

68	Shell	Form 20-F/A 2023

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

69	Shell	Form 20-F/A 2023

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

70	Shell	Form 20-F/A 2023

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

2023

						$ million
			Amounts offset		Amounts not offset
	Gross amounts before offset	Amounts offset	Net amounts as presented	Cash collateral received/pledged	Other offsetting instruments	Net amounts
Assets:
Within trade receivables	20,810	12,350	8,460	18	356	8,086
Within derivative financial instruments	26,166	13,140	13,026	1,688	2,616	8,722
Liabilities:
Within trade payables	18,423	12,351	6,072	69	356	5,647
Within derivative financial instruments	23,037	13,163	9,874	2,040	2,636	5,198

2022

						$ million
			Amounts offset		Amounts not offset
	Gross amounts before offset	Amounts offset	Net amounts as presented	Cash collateral received/pledged	Other offsetting instruments	Net amounts
Assets:
Within trade receivables	28,259	17,200	11,059	292	495	10,272
Within derivative financial instruments	56,154	34,685	21,469	1,904	4,563	15,002
Liabilities:
Within trade payables	29,981	17,200	12,781	608	495	11,678
Within derivative financial instruments	58,991	34,710	24,281	4,788	3,364	16,129
Amounts not offset principally relate to contracts where the intention to settle on a net basis was not clearly established at December 31.

71	Shell	Form 20-F/A 2023

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

2023

							$ million
	Assets			Liabilities
	Designated	Not designated	Total	Designated	Not designated	Total	Net
Interest rate swaps	14	2	16	98	—	98	(82)
Forward foreign exchange contracts	—	697	697	—	592	592	105
Currency swaps and options	177	—	177	1,959	13	1,972	(1,795)
Commodity derivatives	—	14,783	14,783	—	9,161	9,161	5,622
Other contracts	—	226	226	—	7	7	219
Total	191	15,708	15,899	2,057	9,773	11,830	4,069

2022

							$ million
	Assets			Liabilities
	Designated	Not designated	Total	Designated	Not designated	Total	Net
Interest rate swaps	—	1	1	169	—	169	(168)
Forward foreign exchange contracts	—	907	907	—	996	996	(89)
Currency swaps and options	31	24	55	2,925	5	2,930	(2,875)
Commodity derivatives	—	23,676	23,676	—	22,858	22,858	818
Other contracts	—	380	380	—	389	389	(9)
Total	31	24,988	25,019	3,094	24,248	27,342	(2,323)

72	Shell	Form 20-F/A 2023

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
The contractual maturities of derivative liabilities at December 31 compare with their carrying amounts in the Consolidated Balance Sheet as follows:

2023

									$ million
	Contractual maturities
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total	Difference from carrying amount [A]	Carrying amount
Interest rate swaps	78	9	3	3	5	—	98	—	98
Forward foreign exchange contracts	465	77	25	1	—	(3)	565	27	592
Currency swaps and options	551	609	521	392	186	859	3,118	(1,146)	1,972
Commodity derivatives	5,767	1,902	799	381	225	597	9,671	(510)	9,161
Other contracts	2	4	2	—	—	—	8	(1)	7
Total	6,863	2,601	1,350	777	416	1,453	13,460	(1,630)	11,830
[A]Mainly related to the effect of discounting.

73	Shell	Form 20-F/A 2023

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
Fair value measurements
The net carrying amounts of derivative contracts held at December 31 categorised according to the predominant source and nature of inputs used in determining the fair value of each contract were as follows:

2023

				$ million
	Prices in active markets for identical assets/liabilities	Other observable inputs	Unobservable inputs	Total
Interest rate swaps	—	(82)	—	(82)
Forward foreign exchange contracts	—	105	—	105
Currency swaps and options	—	(1,795)	—	(1,795)
Commodity derivatives	(39)	3,191	2,470	5,622
Other contracts	—	223	(4)	219
Total	(39)	1,642	2,466	4,069

2022

				$ million
	Prices in active markets for identical assets/liabilities	Other observable inputs	Unobservable inputs	Total
Interest rate swaps	—	(168)	—	(168)
Forward foreign exchange contracts	—	(89)	—	(89)
Currency swaps and options	—	(2,875)	—	(2,875)
Commodity derivatives	68	(1,161)	1,911	818
Other contracts	—	(7)	(2)	(9)
Total	68	(4,300)	1,909	(2,323)

74	Shell	Form 20-F/A 2023

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

75	Shell	Form 20-F/A 2023

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

76	Shell	Form 20-F/A 2023

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

77	Shell	Form 20-F/A 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
28. Other reserves continued
Accumulated other comprehensive income comprises the following:

Accumulated other comprehensive income attributable to Shell plc shareholders

								$ million
	Currency translation differences	Equity instruments remeasurements	Debt instruments remeasurements	Cash flow hedging (losses)/gains	Net investment hedging (losses)/gains	Deferred cost of hedging	Retirement benefits remeasurements	Total
At January 1, 2023	(12,590)	487	(75)	(524)	(1,964)	(26)	(2,964)	(17,656)
Recognised in other comprehensive income	1,393	(67)	33	(196)	(44)	(273)	(1,088)	(242)
Reclassified to income	1	—	9	162	—	61	—	233
Reclassified to the balance sheet	—	—	(1)	117	`	1	—	117
Reclassified to retained earnings	—	(112)	—	—	—	—	—	(112)
Tax on amounts recognised/reclassified	3	(32)	—	(12)	—	63	5	27
Total, net of tax	1,397	(211)	41	71	(44)	(148)	(1,083)	23
Share of joint ventures and associates	16	(202)	—	2	—	—	1	(183)
Other comprehensive (loss)/income for the period	1,413	(413)	41	73	(44)	(148)	(1,082)	(160)
Less: non-controlling interest	(36)	(1)	—	—	—	—	2	(35)
Attributable to Shell plc shareholders	1,377	(414)	41	73	(44)	(148)	(1,080)	(195)
At December 31, 2023	(11,213)	73	(34)	(451)	(2,008)	(174)	(4,044)	(17,851)
At January 1, 2022	(9,563)	1,294	3	(536)	(2,144)	(226)	(8,474)	(19,646)
Recognised in other comprehensive income	(3,422)	(524)	(90)	426	180	64	6,982	3,616
Reclassified to income	437	—	12	(636)	—	81	—	(106)
Reclassified to the balance sheet	—	—	—	(81)	—	—	—	(81)
Reclassified to retained earnings	—	(32)	—	—	—	—	(2)	(34)
Tax on amounts recognised/reclassified	(1)	33	—	59	—	55	(1,516)	(1,370)
Total, net of tax	(2,986)	(523)	(78)	(232)	180	200	5,464	2,025
Share of joint ventures and associates	30	(283)	—	244	—	—	30	21
Other comprehensive income/(loss) for the period	(2,956)	(806)	(78)	12	180	200	5,494	2,046
Less: non-controlling interest	(71)	(1)	—	—	—	—	16	(56)
Attributable to Shell plc shareholders	(3,027)	(807)	(78)	12	180	200	5,510	1,990
At December 31, 2022	(12,590)	487	(75)	(524)	(1,964)	(26)	(2,964)	(17,656)
At January 1, 2021	(8,175)	1,144	31	(485)	(2,439)	(187)	(15,624)	(25,735)
Recognised in other comprehensive income	(1,841)	180	(23)	88	295	(145)	10,191	8,745
Reclassified to income	368	—	(5)	(38)	—	92	—	417
Reclassified to the balance sheet	—	—	—	(13)	—	—	—	(13)
Reclassified to retained earnings	—	(45)	—	—	—	—	—	(45)
Tax on amounts recognised/reclassified	60	(35)	—	(16)	—	14	(2,993)	(2,970)
Total, net of tax	(1,413)	100	(28)	21	295	(39)	7,198	6,134
Share of joint ventures and associates	(36)	50	—	(72)	—	—	(48)	(106)
Other comprehensive income/(loss) for the period	(1,449)	150	(28)	(51)	295	(39)	7,150	6,028
Less: non-controlling interest	61	—	—	—	—	—	—	61
Attributable to Shell plc shareholders	(1,388)	150	(28)	(51)	295	(39)	7,150	6,089
At December 31, 2021	(9,563)	1,294	3	(536)	(2,144)	(226)	(8,474)	(19,646)

78	Shell	Form 20-F/A 2023

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

79	Shell	Form 20-F/A 2023

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

80	Shell	Form 20-F/A 2023

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

81	Shell	Form 20-F/A 2023

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

82	Shell	Form 20-F/A 2023

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

35. Post-balance sheet events

Post-balance sheet events were originally evaluated up to March 13, 2024, the date these Consolidated Financial Statements were previously authorised for issue. Following the re-issuance of these Consolidated Financial Statements on July 2, 2025, post balance sheet events have been re-evaluated to this date. This assessment has resulted in the disclosure of additional non-adjusting events, but did not lead to a change in the recognition or measurement of amounts reported in the Consolidated Financial Statements.
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
In the fourth quarter 2024 a lease liability of $3.0 billion was recognised in relation to the commencement of an LNG pipeline lease in Canada.
In December 2024, Shell signed an agreement with Equinor UK Limited to form an independent joint venture, comprised of their combined UK offshore oil and gas operations. This resulted in the reclassification of assets of $6.8 billion and liabilities of $4.7 billion as held for sale in the fourth quarter 2024. Upon completion of the sale, the disposal group will be derecognised, in exchange for a 50% interest in a newly formed joint venture.
In 2024, the Company recognised impairments of $4.5 billion.
With effect from January 1, 2025, segment earnings are presented on an Adjusted Earnings basis (Adjusted Earnings), which is the earnings measure used by the Chief Executive Officer, who serves as the Chief Operating Decision Maker, for the purposes of making decisions about allocating resources and assessing performance. This aligns with Shell's focus on performance, discipline and simplification. The Adjusted Earnings measure is presented on a current cost of supplies (CCS) basis and aims to facilitate a comparative understanding of Shell's financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of identified items. Identified items are in some cases driven by external factors and may, either individually or collectively, hinder the comparative understanding of Shell's financial results from period to period. The segment earnings measure used until December 31, 2024, was CCS earnings. The difference between CCS earnings and Adjusted Earnings are the identified items.
In the Netherlands, in a case against Shell brought by a group of environmental non-governmental organisations and individual claimants (referred to herein as "Milieudefensie"), the Hague District Court in 2021 found that while Shell was not acting unlawfully (see Note 31), Shell had the obligation to reduce the aggregate annual volume of CO2 emissions of Shell operations and energy-carrying products sold across Scope 1, 2 and 3 by 45% (net) by the end of 2030 relative to its 2019 emissions levels. For Scope 2 and 3, this was a significant best-efforts obligation. Shell appealed that ruling. On November 12, 2024, the Hague Court of Appeal upheld Shell's appeal and dismissed the claim against Shell. In doing so, the Court of Appeal annulled the earlier judgment of the District Court in its entirety with immediate effect. On February 11, 2025, Milieudefensie filed an appeal to the Supreme Court of the Netherlands.
On January 23, 2025, and March 4, 2025, Shell announced changes to the Executive Committee. As per the announcements, with effect from April 1, 2025, the most senior leadership structure will be delayered to reflect the three primary areas of business value – Integrated Gas; Upstream; and Downstream, Renewables and Energy Solutions, while elevating Trading and Supply. These changes will not affect Shell's reporting segments as the changes do not impact how the Chief Executive Officer, who serves as the Chief Operating Decision Maker, makes decisions about allocating resources and assessing performance.
On March 13, 2025, Shell completed the sale of The Shell Petroleum Development Company of Nigeria Limited (SPDC) to Renaissance, as announced on January 16, 2024. The divestment of SPDC aligns with Shell’s intent to simplify its presence in Nigeria through an exit of onshore oil production in the Niger Delta and a focus of future disciplined investment in its deep-water and integrated gas positions. Completion of the sale did not lead to a significant gain or loss on disposal. At closing, Shell provided secured term loans to SPDC to cover a variety of funding requirements, of which $0.8 billion was drawn at closing.

83	Shell	Form 20-F/A 2023

Financial Statements and Supplements
Notes to the Consolidated Financial Statements continued
At Shell plc’s Annual General Meeting on May 21, 2024, the Board was authorised to allot ordinary shares in Shell plc, and to grant rights to subscribe for, or to convert, any security into ordinary shares in Shell plc, up to an aggregate nominal amount of approximately €150 million (representing approximately 2,147 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expired at the end of the Annual General Meeting held in 2025.
At Shell plc’s Annual General Meeting on May 20, 2025, the Board was authorised to allot ordinary shares in Shell plc, and to grant rights to subscribe for, or to convert, any security into ordinary shares in Shell plc, up to an aggregate nominal amount of approximately €140 million (representing approximately 2,007 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 19, 2026, or the end of the Annual General Meeting to be held in 2026, unless previously renewed, revoked or varied by Shell plc in a general meeting.
In 2024 and 2025, until the issuance of these Consolidated Financial Statements the Company paid dividends to its shareholders of $13.0 billion and repurchased shares for an amount of $20.7 billion. In March 2025, Shell announced an increased shareholder distributions target of 40-50% of cash flow from operating activities through the cycle.

84	Shell	Form 20-F/A 2023

Additional Information
Index to the Exhibits

Exhibit No.	Description
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
2.6
Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934. (incorporated by reference to Exhibit 2.6 to the Annual Report for the fiscal year ended December 31, 2023, on Form 20-F (File No. 001-32575) of Shell plc filed with the US Securities and Exchange Commission on March 14, 2024).

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

4.2
Form of Director Indemnity Agreement (incorporated by reference to Exhibit 4.2 to the Annual Report for the fiscal year ended December 31, 2024, on Form 20-F (File No. 001-32575) of Shell plc filed with the US Securities and Exchange Commission on March 25, 2025).

4.3
Form of contract of employment for Executive Directors (incorporated by reference to Exhibit 4.3 to the Annual Report for the fiscal year ended December 31, 2023, on Form 20-F (File No. 001-32575) of Shell plc filed with the US Securities and Exchange Commission on March 14, 2024).

4.4
Form of Letter of appointment for Non-executive Directors (incorporated by reference to Exhibit 4.4 to the Annual Report for the fiscal year ended December 31, 2024, on Form 20-F (File No. 001-32575) of Shell plc filed with the US Securities and Exchange Commission on March 25, 2025).

4.5
Amendment to form of letter of appointment for Non-executive Directors (incorporated by reference to Exhibit 4.5 to the Annual Report for the fiscal year ended December 31, 2024, on Form 20-F (File No. 001-32575) of Shell plc filed with the US Securities and Exchange Commission on March 25, 2025).

4.6
Rules of the Global Employee Share Purchase Plan, amended on January 29, 2022 (incorporated by reference to Exhibit 4.6 to the Annual Report for the fiscal year ended December 31, 2021, on Form 20-F (File No. 001-32575) of Shell plc filed with the US Securities and Exchange Commission on March 10, 2022).

4.7
Rules of the Shell Share Plan 2023 (incorporated by reference to Exhibit 4.7 to the Annual Report for the fiscal year ended December 31, 2023, on Form 20-F (File No. 001-32575) of Shell plc filed with the US Securities and Exchange Commission on March 14, 2024).

4.8
Free Share Schedule (incorporated by reference to Exhibit 4.8 to the Annual Report for fiscal year ended December 31, 2021, on Form 20-F (File No. 001-32575) of Shell plc filed with the US Securities and Exchange Commission on March 10, 2022).

8.1
Significant Shell subsidiaries at December 31, 2023 (incorporated by reference to Exhibit 8.1 to the Annual Report for the fiscal year ended December 31, 2023, on Form 20-F (File No. 001-32575) of Shell plc filed with the US Securities and Exchange Commission on March 14, 2024).

11.1
Securities Dealing Code (incorporated by reference to Exhibit 11.1 to the Annual Report for the fiscal year ended December 31, 2024, on Form 20-F (File No. 001-32575) of Shell plc filed with the US Securities and Exchange Commission on March 25, 2025).

11.2
Dealing Guidance for Directors and Other PDMRs (incorporated by reference to Exhibit 11.2 to the Annual Report for the fiscal year ended December 31, 2024, on Form 20-F (File No. 001-32575) of Shell plc filed with the US Securities and Exchange Commission on March 25, 2025).

12.1	Section 302 Certification of Shell plc.
12.2	Section 302 Certification of Shell plc.
13.1	Section 906 Certification of Shell plc.
15.1	Consent of Ernst & Young LLP, London, United Kingdom.
17.1
Subsidiary Guarantors and Issuers of Guaranteed Securities (incorporated by reference to Exhibit 17.1 to the Annual Report for the fiscal year ended December 31, 2023, on Form 20-F (File No. 001-32575) of Shell plc filed with the US Securities and Exchange Commission on March 14, 2024).

97.1
Malus and clawback policy for Executive Directors and other Executive Committee members (incorporated by reference to Exhibit 97.1 to the Annual Report for the fiscal year ended December 31, 2023, on Form 20-F (File No. 001-32575) of Shell plc filed with the US Securities and Exchange Commission on March 14, 2024).

85	Shell	Form 20-F/A 2023

Additional Information
Index to the Exhibits continued

101	Inline Interactive data files.
104	Cover page inline interactive data file (formatted as Inline XBRL and contained in Exhibit 101).

86	Shell	Form 20-F/A 2023

Additional Information
Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorised the undersigned to sign this Amendment No. 1 to the annual report on its behalf.
Shell plc

/s/ Wael Sawan
Wael Sawan
Chief Executive Officer
July 2, 2025

87	Shell	Form 20-F/A 2023