Form 20-F/A
period 2024-12-31
Shell plc
filed 2025-07-02
CIK 1306965

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F/A
(Amendment No. 1)
(Mark one)
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024
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
Sean Ashley, Company Secretary
Shell Centre
London, SE1 7NA
United Kingdom
Telephone Number: 0044-20-7934-1234
E-mail Address: sean.ashley@shell.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

1	Shell	Form 20-F/A 2024

Securities registered pursuant to Section 12(b) of the Act

Title of Each Class	Trading Symbols	Name of Each Exchange on Which Registered
American Depositary Shares representing two ordinary shares with a nominal value of €0.07 each	SHEL	New York Stock Exchange
Ordinary Shares with a nominal value of €0.07 each		New York Stock Exchange	*
2.5% Guaranteed Notes due 2026	SHEL/26	New York Stock Exchange
2.875% Guaranteed Notes due 2026	SHEL/26A	New York Stock Exchange
3.875% Guaranteed Notes due 2028	SHEL/28	New York Stock Exchange
2.375% Guaranteed Notes due 2029	SHEL/29	New York Stock Exchange
2.375% Guaranteed Notes due 2029	SHEL/29A	New York Stock Exchange
2.75% Guaranteed Notes due 2030	SHEL/30	New York Stock Exchange
2.750% Guaranteed Notes due 2030	SHEL/30A	New York Stock Exchange
4.125% Guaranteed Notes due 2035	SHEL/35	New York Stock Exchange
4.125% Guaranteed Notes due 2035	SHEL/35A	New York Stock Exchange
6.375% Guaranteed Notes due 2038	SHEL/38	New York Stock Exchange
5.5% Guaranteed Notes due 2040	SHEL/40	New York Stock Exchange
2.875% Guaranteed Notes due 2041	SHEL/41	New York Stock Exchange
3.625% Guaranteed Notes due 2042	SHEL/42	New York Stock Exchange
4.55% Guaranteed Notes due 2043	SHEL/43	New York Stock Exchange
4.550% Guaranteed Notes due 2043	SHEL/43A	New York Stock Exchange
4.375% Guaranteed Notes due 2045	SHEL/45	New York Stock Exchange
4.375% Guaranteed Notes due 2045	SHEL/45A	New York Stock Exchange
3.75% Guaranteed Notes due 2046	SHEL/46	New York Stock Exchange
4.00% Guaranteed Notes due 2046	SHEL/46A	New York Stock Exchange
4.000% Guaranteed Notes due 2046	SHEL/46B	New York Stock Exchange
3.750% Guaranteed Notes due 2046	SHEL/46C	New York Stock Exchange
3.125% Guaranteed Notes due 2049	SHEL/49	New York Stock Exchange
3.25% Guaranteed Notes due 2050	SHEL/50	New York Stock Exchange
3.250% Guaranteed Notes due 2050	SHEL/50A	New York Stock Exchange
3.00% Guaranteed Notes due 2051	SHEL/51	New York Stock Exchange
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
Outstanding as of December 31, 2024:
6,084,228,376 ordinary shares with a nominal value of €0.07 each.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☐	Yes	☑	No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	☐	Yes	☑	No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.	☑	Yes	☐	No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).	☑	Yes	☐	No

2	Shell	Form 20-F/A 2024

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

Copies of notices and communications from the Securities and Exchange Commission should be sent to:
Shell plc
Shell Centre
London, SE1 7NA
United Kingdom
Attn:Sean Ashley

3	Shell	Form 20-F/A 2024

EXPLANATORY NOTE

Shell plc (the “Company”) is filing this Amendment No. 1 to Form 20-F/A (“Form 20-F/A”) for the fiscal year ended December 31, 2024 to include the Consolidated Financial Statements and Ernst & Young LLP’s (“EY”) reissued audit opinions on Shell plc’s Consolidated Financial Statements and effectiveness of internal control over financial reporting for the year ended and as of December 31, 2024, respectively. This Form 20-F/A amends the annual report on Form 20-F for the fiscal year ended December 31, 2024 (“Original Filing”) filed by Shell plc with the Securities and Exchange Commission (the “SEC”) on March 25, 2025 (“Original Filing Date”).

On July 1, 2025, the Company’s Audit and Risk Committee was informed by EY, the Company's independent registered public accounting firm, that (i) for the year ended December 31, 2024, EY’s independence was impaired due to non-compliance with the SEC's auditor independence rules related to audit partner rotation requirements; and (ii) solely as a consequence of this determination, EY was withdrawing its audit report dated March 25, 2025 on the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2024 and its report dated March 25, 2025 on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024, and that such reports should no longer be relied upon.

To address the independence impairment, EY assigned a different partner to perform the role of lead audit partner with respect to the audit of Shell plc’s Consolidated Financial Statements and effectiveness of internal control over financial reporting for the year ended and as of December 31, 2024, respectively. The audit overseen by the new audit partner did not result in any changes to the Company’s Consolidated Financial Statements for the year ended December 31, 2024. To reflect the new issuance date of the Consolidated Financial Statements in this Form 20-F/A, consequential updates were included with respect to the going concern period included in the Basis of presentation note (Note 1) and the Post-balance sheet events note (Note 36) to the Consolidated Financial Statements.
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
Other than as described above, this Form 20-F/A does not and does not purport to amend, update or revise in any way the disclosures made in the Original Filing. This Form 20-F/A should be read in conjunction with the Original Filing and other information that Shell plc has filed or furnished to the SEC subsequent to the Original Filing Date. The Company continues to believe that the Company’s Consolidated Financial Statements covering the referenced periods present fairly, in all material respects, the financial condition, results of operations and cash flows of the Company as of the end of and for the referenced periods and that the Company’s internal control over financial reporting was effective as at December 31, 2024.

4	Shell	Form 20-F/A 2024

5	Shell	Form 20-F/A 2024

Financial Statements and Supplements

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Shell plc
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Shell plc (Shell or the Company) as of December 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "Consolidated Financial Statements"). In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in conformity with UK adopted international accounting standards.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated July 2, 2025, expressed an unqualified opinion thereon.
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

The estimation of oil and gas reserves
Description of the matter
As described in Notes 12 and 14 to the Consolidated Financial Statements, at December 31, 2024, production assets amounted to $102.2 billion and had an associated depreciation, depletion and amortisation (DD&A) charge of $15.0 billion. Joint venture and associates (JVAs) amounted to $23.4 billion. As further described in Note 13, exploration and production impairment losses of $0.8 billion and exploration and production impairment reversals of $74 million were recorded during the year. Oil and gas reserves estimates are used in the calculation of DD&A and impairment testing. The risk is the inappropriate recognition of reserves that impacts these accounting estimates.
Auditing the estimation of oil and gas reserves is complex. There is significant estimation uncertainty in assessing the quantities of reserves and resources in place. The estimates are based on the Company’s central group of experts’ assessments of petroleum initially in place, production curves and certain other inputs, including prices, license expiration date, capex and opex. Estimation uncertainty is further elevated given the transition to a low-carbon economy, which increases the risk of under-utilised or stranded oil and gas assets.

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
Our procedures included, amongst others, observing the internal review and endorsement process at Shell’s Upstream Reserves Committee meetings. These meetings are part of Shell's proved reserves assurance process. Testing that significant additions or reductions in reserves had been made in the period in which new information became available, and assessing whether they were in compliance with Shell's reserves and resources guidance and SEC regulation. Evaluating the professional qualifications and objectivity of management's internal qualified professionals who performed the preparation of the reserve estimates and who are primarily responsible for providing independent review and challenge, and ultimately endorsement of, the reserve estimates.
We also assessed the completeness and accuracy of the inputs used by management in estimating the oil and gas reserves by agreeing the inputs to source documentation. We also performed back testing of historical data to identify indications of estimation bias over time and a sensitivity analysis of the oil and gas reserves balance and its impacts on DD&A.
We evaluated management's estimation of the point at which the operating cash flow from a project becomes negative (the economic limit), as this impacts DD&A and impairment. Where relevant, we assessed whether the economic limit test incorporated Shell's estimate of future carbon costs to reflect the potential impact of climate change and the energy transition.
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

6	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Report of Independent Registered Public Accounting Firm continued

Impairment of Property, plant & equipment (PP&E) and Joint venture and associates (JVA)
Description of the matter
As described in Notes 12 and 14 to the Consolidated Financial Statements, at December 31, 2024 Shell recognised $102.2 billion of production assets, $50.8 billion of manufacturing, supply and distribution assets (PP&E) (primarily refineries and petrochemical plants) and $23.4 billion of joint ventures and associates (JVAs). As disclosed in Note 13 and 14, in 2024, Shell recognised $1.3 billion and $0.9 billion of impairment losses relating to manufacturing, supply and distribution assets and JVAs respectively.
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
The key assumptions underpinning the impairment assessments include changes in future commodity price and refining and petrochemical margin assumptions. In addition, management forecast carbon prices, expected production volumes, the assumed weighted average cost of capital (WACC), changes in asset performance and future development plans and the expected useful lives of assets. The estimation of forecast commodity prices and refining and petrochemical margins are particularly judgmental because of, among other factors, increased demand uncertainty and pace of decarbonisation due to climate change and the energy transition.

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
We evaluated Shell's assessment of impairment and impairment reversal triggers, including changes in the forecast commodity price assumptions, movements in oil and gas reserves (see oil and gas reserves critical audit matter), changes in asset performance and changes in Shell's business and operating plan assumptions. We further considered assets with high carbon intensity as a potential indicator of impairment, given Shell's climate-related targets and ambitions.
We considered potential impairment triggers related to climate change and energy transition by estimating the carbon intensity of Shell's Upstream and Integrated Gas fields and identifying the most carbon intensive assets. We performed correlation between reserves, production and emissions data and assessed management's plans to reduce the carbon intensity of these assets in the future to determine whether there is a material risk that reserves recognised will not be produced or if the carbon intensity limited the expected useful lives of the assets. We assessed consistency of Shell's plans to reduce the carbon intensity of these assets with their climate-related targets and ambitions and whether these actions have been reflected in Shell's operating plan, which impact Shell's financial statements and disclosures. Also, we assessed the incremental carbon cost that would be incurred if all decarbonisation projects at highly carbon intensive assets were to be removed from Shell's operating plan.
In addition, we considered contradictory evidence, such as the results of comparable market transactions by other energy companies in jurisdictions with similar environmental and regulatory focus that could indicate a material increase or decrease in the recoverable amount of Shell's assets. We also considered Shell's climate-related targets and ambitions and whether these could impact the future potential value of any assets. We performed a risk assessment on Shell's assets from a climate change physical risk perspective, considering asset and geographical specific factors to assess whether the existence of any increased physical risks represented a trigger for impairment. We then obtained an understanding of how management has incorporated historic, current and potential future asset integrity plans in the Shell operating plan.
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

7	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Report of Independent Registered Public Accounting Firm continued

Accounting and valuation of complex Gas & Power physical and financial derivatives
Description of the matter
As described in Note 26, Shell recognised derivative financial instrument assets of $10.0 billion and derivative financial instrument liabilities of $9.6 billion. As described in Note 7 of the Consolidated Financial Statements, at December 31, 2024 Shell recognised $284 billion of revenue. A subset of the consolidated revenue relates to Gas & Power transactions, where there is a risk of unrealised revenues being inappropriately recorded.
Shell executes and settles standard and non-standard complex trades.
Auditing complex trades is challenging due to the significant judgement needed to determine the appropriate accounting treatment, and the key assumptions used in valuing the trades. Further, trading often does not take place in active markets where prices are readily available, especially for longer-dated contracts. This increases the subjectivity in determining the pricing curve and volatility assumptions, which are essential inputs for valuing the trades and in determining unrealised gains and losses.

How we addressed the matter in our audit
We obtained an understanding of the controls over Shell's process for the recognition of revenue relating to unrealised trading gains and losses, including controls over management's complex deals accounting and valuations. We then evaluated the design of these controls and tested their operating effectiveness.
Amongst other procedures, we involved audit professionals with experience auditing large commodity trading organisations.
We obtained an understanding of the commercial rationale of complex deals by analysing the executed agreements and through discussions with management. We assessed the accounting treatment of each of the complex deals taking into consideration actual contract terms and previous accounting judgements.
We assessed the completeness of the list of complex deals and performed external confirmation procedures for the existence and completeness of contract terms.
We assessed the reasonableness of Shell's derivative valuation methodology by comparing it to market practice, analysing whether a consistent framework was applied and assessed the consistency of inputs used in deal valuations and other assumptions.
We tested the forward pricing curve and volatility assumptions in management's valuation models, including comparison to external broker quotes, market consensus providers, and our independent assessments and recalculated the mark to market valuation including reserves if any, against validated forward pricing curves to ensure it is consistent with Shell’s mark to market valuation.
We involved EY valuation specialists to assist us in testing management's valuation models of Level 3 contracts, including the valuation of long-dated offtake contracts and those with illiquid tenor or price components. Our valuations were established using externally sourced inputs, where available.

/s/Ernst & Young LLP
We have served as the Company's auditor since 2016.
London, United Kingdom
July 2, 2025

8	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Report of Independent Registered Public Accounting Firm continued
To the shareholders and Board of Directors of Shell plc
Opinion on Internal Control over Financial Reporting
We have audited Shell plc's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Shell plc (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.
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

/s/Ernst & Young LLP

London, United Kingdom
July 2, 2025

9	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Consolidated Financial Statements
Consolidated Statement of Income
for the year ended December 31, 2024

	$ million
	Notes	2024	2023	2022
Revenue	8	284,312	316,620	381,314
Share of profit of joint ventures and associates	14	2,993	3,725	3,972
Interest and other income	9	1,724	2,838	915
Total revenue and other income		289,029	323,183	386,201
Purchases		188,120	212,883	258,488
Production and manufacturing expenses	7	23,379	25,240	25,518
Selling, distribution and administrative expenses	7	12,439	13,433	12,883
Research and development	7	1,099	1,287	1,075
Exploration	7	2,411	1,750	1,712
Depreciation, depletion and amortisation	7	26,872	31,290	18,529
Interest expense	10	4,787	4,673	3,181
Total expenditure		259,107	290,556	321,386
Income before taxation		29,922	32,627	64,815
Taxation charge	23	13,401	12,991	21,941
Income for the period	7	16,521	19,636	42,874
Income attributable to non-controlling interest	7	427	277	565
Income attributable to Shell plc shareholders	7	16,094	19,359	42,309
Basic earnings per share ($)	31	2.55	2.88	5.76
Diluted earnings per share ($)	31	2.53	2.85	5.71

Consolidated Statement of Comprehensive Income
for the year ended December 31, 2024

	$ million
	Notes	2024	2023	2022
Income for the period	7	16,521	19,636	42,874
Other comprehensive income/(loss) net of tax
Items that may be reclassified to income in later periods:
Currency translation differences	29	(3,248)	1,397	(2,986)
Debt instruments remeasurements	29	5	41	(78)
Cash flow hedging gains/(losses)	29	216	71	(232)
Net investment hedging (losses)/gains	29	—	(44)	180
Deferred cost of hedging	29	(73)	(148)	200
Share of other comprehensive (loss)/income of joint ventures and associates	14	(118)	18	274
Total		(3,218)	1,335	(2,642)
Items that are not reclassified to income in later periods:
Retirement benefits remeasurements	29	1,407	(1,083)	5,466
Equity instruments remeasurements	29	28	(99)	(491)
Share of other comprehensive income/(loss) of joint ventures and associates	14	47	(201)	(253)
Total		1,482	(1,383)	4,722
Other comprehensive (loss)/income for the period		(1,736)	(48)	2,080
Comprehensive income for the period		14,785	19,588	44,954
Comprehensive income attributable to non-controlling interest		406	312	621
Comprehensive income attributable to Shell plc shareholders		14,379	19,276	44,333

10	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Consolidated Financial Statements
Consolidated Balance Sheet
as at December 31, 2024

	$ million
	Notes	Dec 31, 2024	Dec 31, 2023
Assets
Non-current assets
Goodwill	11	16,032	16,660
Other intangible assets	11	9,480	10,253
Property, plant and equipment	12	185,219	194,835
Joint ventures and associates	14	23,445	24,457
Investments in securities	15	2,255	3,246
Deferred tax	23	6,857	6,454
Retirement benefits	24	10,003	9,151
Trade and other receivables	16	6,018	6,298
Derivative financial instruments	26	374	801
		259,683	272,155
Current assets
Inventories	17	23,426	26,019
Trade and other receivables	16	45,860	53,273
Derivative financial instruments	26	9,673	15,098
Cash and cash equivalents	18	39,110	38,774
		118,069	133,164
Assets classified as held for sale	19	9,857	951
		127,926	134,115
Total assets		387,609	406,270
Liabilities
Non-current liabilities
Debt	21	65,448	71,610
Trade and other payables	20	3,290	3,103
Derivative financial instruments	26	2,185	2,301
Deferred tax	23	13,505	15,347
Retirement benefits	24	6,752	7,549
Decommissioning and other provisions	25	21,227	22,531
		112,407	122,441
Current liabilities
Debt	21	11,630	9,931
Trade and other payables	20	60,693	68,237
Derivative financial instruments	26	7,391	9,529
Income taxes payable	23	4,648	3,422
Decommissioning and other provisions	25	4,469	4,041
		88,831	95,160
Liabilities directly associated with assets classified as held for sale	19	6,203	307
		95,034	95,467
Total liabilities		207,441	217,908

Equity
Share capital	27	510	544
Shares held in trust		(803)	(997)
Other reserves	29	19,766	21,145
Retained earnings		158,834	165,915
Equity attributable to Shell plc shareholders		178,307	186,607
Non-controlling interest		1,861	1,755
Total equity		180,168	188,362
Total liabilities and equity		387,609	406,270
Signed on behalf of the Board

/s/ Sinead Gorman
Sinead Gorman
Chief Financial Officer
July 2, 2025

11	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Consolidated Financial Statements
Consolidated Statement of Changes in Equity
for the year ended December 31, 2024

							$ million
	Equity attributable to Shell plc shareholders
	Share capital (see Note 27)	Shares held in trust	Other reserves (see Note 29)	Retained earnings	Total	Non- controlling interest	Total equity
At January 1, 2024	544	(997)	21,145	165,915	186,607	1,755	188,362
Comprehensive income for the period	—	—	(1,715)	16,094	14,379	406	14,785
Transfer from other comprehensive income	—	—	193	(193)	—	—	—
Dividends (see Note 30) [A]	—	—	—	(8,668)	(8,668)	(308)	(8,976)
Repurchases of shares [B]	(34)	—	34	(14,057)	(14,057)	—	(14,057)
Share-based compensation	—	194	109	(354)	(51)	—	(51)
Other changes	—	—	—	97	97	8	105
At December 31, 2024	510	(803)	19,766	158,834	178,307	1,861	180,168
At January 1, 2023	584	(726)	21,132	169,482	190,472	2,125	192,597
Comprehensive income for the period	—	—	(83)	19,359	19,276	312	19,588
Transfer from other comprehensive income	—	—	(112)	112	—	—	—
Dividends (see Note 30) [A]	—	—	—	(8,389)	(8,389)	(764)	(9,153)
Repurchases of shares	(40)	—	40	(14,571)	(14,571)	—	(14,571)
Share-based compensation	—	(271)	168	(85)	(188)	—	(188)
Other changes	—	—	—	7	7	82	89
December 31, 2023	544	(997)	21,145	165,915	186,607	1,755	188,362
At January 1, 2022	641	(610)	18,909	153,026	171,966	3,360	175,326
Comprehensive income for the period	—	—	2,024	42,309	44,333	621	44,954
Transfer from other comprehensive income	—	—	(34)	34	—	—	—
Dividends (see Note 30) [A]	—	—	—	(7,283)	(7,283)	(206)	(7,489)
Repurchases of shares	(57)	—	57	(18,547)	(18,547)	—	(18,547)
Share-based compensation	—	(116)	176	131	191	—	191
Other changes	—	—	—	(188)	(188)	(1,650)	(1,838)
At December 31, 2022	584	(726)	21,132	169,482	190,472	2,125	192,597
[A]The amount charged to retained earnings is based on prevailing exchange rates on the payment date.
[B]Includes shares committed to repurchase under irrevocable contracts and repurchases subject to settlement at the end of the year. (See Note 27).

12	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Consolidated Financial Statements
Consolidated Statement of Cash Flows
for the year ended December 31, 2024

	$ million
	Notes	2024	2023	2022
Income before taxation for the period		29,922	32,627	64,815
Adjustment for:
Interest expense (net)		2,415	2,360	2,135
Depreciation, depletion and amortisation		26,872	31,290	18,529
Exploration well write-offs	12	1,622	868	881
Net losses/(gains) on sale and revaluation of non-current assets and businesses		288	(246)	(642)
Share of profit of joint ventures and associates		(2,993)	(3,725)	(3,972)
Dividends received from joint ventures and associates		3,632	3,674	4,398
Decrease/(increase) in inventories		1,273	6,325	(8,360)
Decrease/(increase) in current receivables		6,578	12,401	(8,989)
(Decrease)/increase in current payables [A]		(5,789)	(11,581)	12,329
Derivative financial instruments		2,484	(5,723)	(2,619)
Retirement benefits		(326)	(37)	417
Decommissioning and other provisions [A]		(828)	220	(379)
Other		1,539	(550)	2,991
Tax paid		(12,002)	(13,712)	(13,120)
Cash flow from operating activities		54,687	54,191	68,414
Cash capital expenditure		(21,085)	(24,392)	(24,833)
Capital expenditure	7	(19,601)	(22,993)	(22,600)
Investments in joint ventures and associates	7	(1,404)	(1,202)	(1,973)
Investments in equity securities	7	(80)	(197)	(260)
Proceeds from sale of property, plant and equipment and businesses		1,621	2,565	1,431
Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans		590	474	511
Proceeds from sale of equity securities		582	51	117
Interest received		2,399	2,124	906
Other investing cash inflows		4,576	4,269	2,060
Other investing cash outflows		(3,838)	(2,825)	(2,640)
Cash flow from investing activities		(15,155)	(17,734)	(22,448)
Net (decrease)/increase in debt with maturity period within three months		(310)	(211)	318
Other debt:
New borrowings		363	1,029	269
Repayments		(9,672)	(10,650)	(8,459)
Interest paid		(4,557)	(4,441)	(3,677)
Derivative financial instruments		(594)	723	(1,799)
Change in non-controlling interest		(15)	(22)	(1,965)
Cash dividends paid to:
Shell plc shareholders		(8,668)	(8,393)	(7,405)
Non-controlling interest		(295)	(764)	(206)
Repurchases of shares		(13,898)	(14,617)	(18,437)
Shares held in trust: net purchases and dividends received		(789)	(889)	(593)
Cash flow from financing activities		(38,435)	(38,235)	(41,954)
Effects of exchange rate changes on cash and cash equivalents		(761)	306	(736)
(Decrease)/increase in cash and cash equivalents		336	(1,472)	3,276
Cash and cash equivalents at beginning of year		38,774	40,246	36,970
Cash and cash equivalents at end of year	18	39,110	38,774	40,246
[A]To further enhance consistency between working capital in the Balance Sheet and the Statement of Cash Flows, from January 1, 2024, onwards movements in current other provisions are recognised in 'Decommissioning and other provisions' instead of '(Decrease)/increase in current payables'. Comparatives have been reclassified accordingly for 2023 by $693 million and for 2022 by $414 million to conform with current year presentation.

13	Shell	Form 20-F/A 2024

Financial Statements and Supplements

Notes to the Consolidated Financial Statements
1. Basis of preparation
The Consolidated Financial Statements of Shell plc (the "Company") and its subsidiaries (collectively referred to as "Shell") have been prepared in accordance with UK-adopted international accounting standards and with the requirements of the UK Companies Act 2006 as applicable to companies reporting under those standards. As applied to Shell, there are no material differences from the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB); therefore, the Consolidated Financial Statements have been prepared in accordance with the IFRS as issued by the IASB.
As described in the accounting policies in Note 2, the Consolidated Financial Statements have been prepared under the historical cost convention except for certain items measured at fair value. Those accounting policies have been applied consistently in all periods.
The Consolidated Financial Statements were approved and authorised for issue by the Board of Directors on July 2, 2025.
Going concern
These Consolidated Financial Statements have been prepared on the going concern basis of accounting. In assessing the appropriateness of the going concern assumption for a period of at least 12 months from the issuance of these Consolidated Financial Statements (the "going concern period"), management has stress-tested Shell's most recent financial projections to incorporate a range of potential future outcomes by considering Shell's principal risks, potential downside pressures on commodity prices and long-term demand, and cash preservation measures, including reduced future cash capital expenditure and shareholder distributions. This assessment confirmed that Shell has adequate cash, other liquid resources and undrawn credit facilities to enable it to meet its obligations as they fall due in order to continue its operations during the going concern period. Therefore, the Directors consider it appropriate to continue to adopt the going concern basis of accounting in preparing the audited Consolidated Financial Statements.

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
The accounting policies applied are consistent with those of the previous financial year.
Nature of the Consolidated Financial Statements
The Consolidated Financial Statements are presented in US dollars (dollars) and comprise the financial statements of the Company and its subsidiaries, being those entities over which the Company has control, either directly or indirectly, through exposure or rights to their variable returns and the ability to affect those returns through its power over the entities. Information about subsidiaries at December 31, 2024, can be found in "Exhibit 8.1: Significant subsidiaries and other related undertakings (audited)".

14	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
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
Property, plant and equipment comprise assets owned by Shell, assets held by Shell under lease contracts, and assets operated by Shell as contractor in PSCs. They include rights and concessions in respect of properties with proved reserves ("proved properties") and with no proved reserves ("unproved properties"). Property, plant and equipment, including expenditure on major inspections, and intangible assets are initially recognised in the Consolidated Balance Sheet at cost where it is probable that they will generate future economic benefits. This includes capitalisation of decommissioning and restoration costs associated with provisions for asset retirement (see "provisions"), certain development costs (see "research and development") and the effects of associated cash flow hedges (see "financial instruments") as applicable. Interest is capitalised as an increase in property, plant and equipment on major capital projects during construction. The accounting for exploration costs is described separately (see "exploration costs"). Intangible assets other than goodwill include acquired liquefied natural gas (LNG)
off-take and sales contracts, environmental certificates, power purchase agreements, software costs, retail customer relationships and trademarks.
Property, plant and equipment and intangible assets other than goodwill are subsequently carried at cost less accumulated depreciation, depletion and amortisation (including any impairment). Gains and losses on sale are determined by comparing the proceeds with the carrying amounts of assets sold and are recognised in the Consolidated Statement of Income, within interest and other income.

15	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
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
Depreciation, depletion and amortisation
Property, plant and equipment related to hydrocarbon production activities are in principle depreciated on a unit-of-production basis over the proved developed reserves of the field concerned, other than assets whose useful lives differ from the lifetime of the field which are depreciated applying the straight-line method. For certain Integrated Gas and Upstream assets, the use of proved developed reserves, which are determined using the Securities and Exchange Commission (SEC) mandated yearly average oil and gas prices, could result in depreciation charges for these assets which do not reflect the pattern in which their future economic benefits are expected to be consumed as, for example, it may result in assets with long-term expected lives having accelerated or being fully depreciated within one year. Therefore, in these instances, other approaches are applied to determine a reserves base for the purpose of calculating depreciation, such as using management's expectations of future oil and gas prices rather than yearly average prices and using total proved reserves to provide a phasing of periodic depreciation charges that more appropriately reflects the expected utilisation of the assets concerned. (See Note 12).
Rights and concessions in respect of proved properties are depleted on the unit-of-production basis over the total proved reserves of the relevant area. Where individually insignificant, unproved properties may be grouped and depreciated based on factors such as the average concession term and past experience of recognising proved reserves.
Property, plant and equipment held under lease contracts, capitalised LNG off-take and sales contracts and power purchase agreements are depreciated or amortised over the term of the respective contract. Other property, plant and equipment and intangible assets other than goodwill are depreciated or amortised on a straight-line basis over their estimated useful lives. They include energy and chemicals parks (for which the useful life is generally 20 years), retail service stations (for which the useful life is generally 15 years) and major inspection costs, which are depreciated over the estimated period before the next planned major inspection (three to five years). Estimates of the useful lives and residual values of property, plant and equipment and intangible assets other than goodwill are reviewed annually and adjusted if appropriate.
On classification of an asset as held for sale, depreciation ceases.
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
Value in use is determined as the amount of estimated risk-adjusted discounted future cash flows. For this purpose, assets are grouped into cash-generating units based on separately identifiable and largely independent cash inflows. Estimates of future cash flows used in the evaluation of impairment of assets are made using management's forecasts of commodity prices, market supply and demand, potential costs associated with operational greenhouse gas (GHG) emissions, mainly related to CO₂, and forecast product, refining and chemical margins. In addition, management takes into consideration the expected useful lives of the manufacturing facilities, exploration and production assets, and expected production volumes. The latter takes into account assessments of field and reservoir performance and includes expectations about both proved reserves and volumes that are expected to constitute proved reserves in the future (unproved volumes), which are risk-weighted utilising geological, production, recovery and economic projections. Cash flow projections are based on management's most recent Operating Plan that represents management's best estimate and are risked as appropriate. The discount rate is based on a nominal post-tax weighted average cost of capital (WACC). Using a post-tax discount rate to calculate value in use does not result in a materially different outcome than using a pre-tax discount rate. (See Note 13).
Impairments are reversed as applicable to the extent that the events or circumstances that triggered the original impairment have changed.
Impairment losses and reversals are reported within depreciation, depletion and amortisation.
Upon classification of an asset as held for sale, the carrying amount is impaired if this exceeds the fair value less costs to sell.

16	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
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
Impairment
For the purposes of determining whether impairment of assets has occurred, and the extent of any impairment loss or its reversal, the key assumptions management uses in estimating risk-adjusted future cash flows for value in use measures are future oil and gas prices and product margins, including refining and chemical margins. In addition, management uses other assumptions, such as potential costs associated with operational GHG emissions, market supply and demand, expected production volumes and forecast expenditure. These assumptions and the judgements of management that are based on them are subject to change as new information becomes available. Changes in assumptions could affect the carrying amounts of assets, and any impairment losses and reversals will affect income. Changes in economic conditions can affect the rate used to discount future cash flow estimates or the risk adjustment in the future cash flows. Judgement is applied to conclude whether changes in assumptions or economic conditions are an indicator that an asset may be impaired or that an impairment loss recognised in prior periods may no longer exist, or may have decreased.
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
Significant estimates
In assessing the value in use, the estimated risk-adjusted future post-tax cash flows are discounted to their present value using a post-tax discount rate that reflects Shell's post-tax WACC. (See Note 13). The level of risking reflected in the cash flow assumptions is a consideration in management's assessment of the discount rate to be applied in order to avoid duplication of systemic and asset-specific risking in calculating value in use, and to ensure the discount rate applied is commensurate with risks included in forecast cash flows.
Assumptions about future commodity prices and refining and chemical margins used in the impairment testing in, respectively, Integrated Gas and Upstream, and Chemicals and Products (see Note 13) are regularly assessed by management, noting that management does not necessarily consider short-term increases or decreases in prices as being indicative of long-term levels.
The price methodology applied is based on Shell management's understanding and interpretation of demand and supply fundamentals in the near term, taking into account various other factors such as industry rationalisation and energy transition in the long term.
The discount rate, future commodity prices and refining margins used in impairment testing provide a source of estimation uncertainty as referred to in paragraph 125 of IAS 1 Presentation of Financial Statements (IAS 1.125).
Information about the carrying amounts of assets and impairments and their sensitivity to changes in significant estimates is presented in Note 13.

17	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
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
Goodwill is not amortised and is subsequently measured at the initial amount recognised less any accumulated impairment losses. (See Note 11).
Impairment
The carrying amount of goodwill is tested for impairment at least annually. Impairment is determined for goodwill by assessing the recoverable amount of each CGU to which the goodwill relates. An impairment loss is recognised when the CGU's recoverable amount is lower than its carrying amount. (See Note 13).
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
Impairment of the right-of-use asset
Right-of-use assets are subject to existing impairment requirements as set out in "Property, plant and equipment", above, and as presented in Note 13.

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

18	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
2. Material accounting policies, judgements and estimates continued
Joint arrangements and associates
Arrangements under which Shell has contractually agreed to share control (see "Nature of the Consolidated Financial Statements" for the definition of control) with another party or parties are joint ventures where the parties have rights to the net assets of the arrangement, or joint operations where the parties have rights to the assets and obligations for the liabilities relating to the arrangement. Investments in entities over which Shell has significant influence but neither control nor joint control are classified as associates. Information about incorporated joint arrangements and associates at December 31, 2024, can be found in "Exhibit 8.1: Significant subsidiaries and other related undertakings (audited)".
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

Judgements and estimates
Tax liabilities are recognised when it is probable that there will be a future outflow of funds to a taxing authority. In such cases, a provision is made for the amount expected to be settled, provided it can be reasonably estimated. Provisions for uncertain income tax positions/treatments are measured at the most likely amount or the expected value method, depending on which method better predicts the resolution of the uncertainty. Generally, uncertain tax treatments are assessed on an individual basis unless they are expected to be settled collectively. It is assumed that taxing authorities will examine positions taken if they have the right to do so and have full knowledge of the relevant information. Changes in estimates regarding the likelihood of a future outflow of funds or the expected amount to be settled are recognised in the Consolidated Statement of Income in the period in which the change occurs. This process requires the application of judgement, which can change over time depending on new facts and circumstances. Judgements primarily relate to transfer pricing, including inter-company financing, interpretation of PSCs, deductible expenditure for tax purposes, and taxation arising from disposal.

19	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
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
Taxation information, including charges and deferred tax assets and liabilities, is presented in Note 23. Income taxes include certain charges at higher rates levied on income from certain Integrated Gas and Upstream activities.

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

Significant judgements and estimates
Defined benefit obligations and plan assets, and the resulting liabilities and assets that are recognised, require significant estimation as these are subject to volatility as (actuarial) assumptions regarding future outcomes and market values change. Significant judgement is required in determining the actuarial assumptions, which vary for the different plans to reflect local conditions but are determined under a common process in consultation with independent actuaries. The assumptions applied in respect of each plan are reviewed annually and adjusted where necessary to reflect changes in experience and actuarial recommendations.
Actuarial assumptions applied in determining defined benefit obligations provide a source of estimation uncertainty as referred to in IAS 1.125.
Information about the amounts reported in respect of defined benefit pension plans, assumptions applicable to the principal plans and their sensitivity to changes in significant estimates is presented in Note 24.

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

20	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
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
Information about decommissioning and restoration provisions and their sensitivity to changes in estimates is presented in Note 25.

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

21	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
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
Derivatives that are held primarily for the purpose of trading are presented as current in the Consolidated Balance Sheet.

22	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
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

Share-based compensation plans
The fair value of share-based compensation expense arising from the Performance Share Plan (PSP) and the Long-term Incentive Plan (LTIP) -- Shell's main equity-settled plans - is estimated using the average Monte Carlo fair values and is recognised in income from the date of grant over the vesting period with a corresponding increase directly in equity. The model projects and averages the results for a range of potential outcomes for the vesting conditions, the principal assumptions for which are the share price volatility and dividend yields for Shell and four of its main competitors using respectively three years and 10 years of historical data.
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

23	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
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

3. Changes to IFRS not yet adopted
IFRS 18 Presentation and Disclosure in Financial Statements ("IFRS 18")
IFRS 18 was issued in April 2024 and will replace IAS 1 Presentation of Financial Statements. IFRS 18 will be effective for reporting periods beginning on or after January 1, 2027. This standard sets out requirements for the presentation and disclosure of information in financial statements, particularly the Consolidated Statement of Income. The standard introduces a defined structure for the Consolidated Statement of Income, additional defined subtotals, new principles for aggregation and disaggregation of information, and it mandates disclosures about management-defined performance measures.
IFRS 18 will have no impact on recognition and measurement. From Shell's initial impact assessment, it has concluded that the impact will be limited to disclosure and presentation in the Consolidated Financial Statements. The primary change will be that the share of profit from joint ventures and associates will be classified in the Consolidated Statement of Income under the investing category (income generated by the investment) instead of the operating category. As a result of this change, the dividends received from joint ventures and associates will be reclassified in the Consolidated Statement of Cash Flows from cash flow from operating activities (CFFO) to cash flow from investing activities (CFFI).

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
Decommissioning and other provisions
Onerous contracts
Dividend resilience
Physical risks

24	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
4. Climate change and energy transition continued
Note 2 Material accounting policies, judgements and estimates describes uncertainties, including those that have the potential to have a material effect on the Consolidated Balance Sheet in the next 12 months. This note describes the key areas of climate impacts that potentially have short-, medium- and longer-term effects on amounts recognised in the Consolidated Balance Sheet at December 31, 2024. Where relevant, this note contains references to other notes to the Consolidated Financial Statements and aims to provide an overarching summary of the energy transition impact.
In 2021, Shell launched its strategy to become a net-zero emissions energy business by 2050. The strategy aims to deliver more value with less emissions. Shell's targets include those related to its own operations: halve Scope 1 and 2 emissions on a net basis under operational control by 2030, compared with 2016 baseline, achieve methane emissions intensity below 0.2% and achieve near-zero methane emissions by 2030 and eliminate routine gas flaring by 2025. [A] In relation to emissions from the products we sell, Shell has a target to reduce the net carbon intensity of energy products sold by 9-13% by 2025, 15-20% by 2030 and 100% by 2050, compared with a 2016 baseline and an ambition, set in March 2024, to reduce customer emissions (Scope 3, Category 11) related to the use of oil products sold by 15-20% by 2030, compared with 2021. [B]
[A]This target was subject to the completion of the sale of The Shell Petroleum Development Company of Nigeria Limited (SPDC). With effect from January 1, 2025, SPDC ceased routine flaring. On March 13, 2025, Shell completed the sale of SPDC to Renaissance.
[B]Customer emissions from the use of our oil products (Scope 3, Category 11) were 517 million tonnes carbon dioxide equivalent (CO2e) in 2023 and 569 million tonnes CO2e in 2021.
Financial planning and assumptions
This section provides an overview of key assumptions used for financial planning related to climate change and the energy transition. These assumptions that underpin the amounts recognised in these financial statements -- such as future oil and gas prices, future chemical and refining margins, discount rates, future costs of decommissioning and restoration, carbon emission cost and deferred tax assets -- take climate change and energy transition into account and are similarly used for impairment testing of carrying values of assets. The areas described focus on those most pertinent to Shell's business and how financial planning and assumptions interact with scenarios. Subsequently, the sensitivity of carrying values to commodity prices, carbon emission costs, chemical and refining margins, discount rates and demand, if different assumptions were applied, is described.
There is no one single scenario that underpins the financial statements. Shell Scenarios are not predictions. They are designed to stretch management's thinking when it comes to considering events that may be possible, even if only remotely. As a result, these scenarios are not intended to be predictions of likely future events or outcomes and are not the basis for Shell's financial statements and Operating Plans.
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
Shell's targets — including to reduce absolute Scope 1 and 2 emissions on a net basis [C] by 50% by 2030, compared with 2016 baseline, and a 15-20% reduction of net carbon intensity [D] by 2030 — have been included in the Operating Plan. The Operating Plan also includes expected costs for evolving carbon regulations (see "Carbon price sensitivities" below) based on a forecast of Shell's equity share of emissions from operated and non-operated assets, also taking into account the estimated impact of free allowances. For impairment testing purposes, key assumptions that underpin the amounts recognised in the Consolidated Balance Sheet, such as future oil and gas prices, refining margins, chemical margins, discount rates, future costs of decommissioning and restoration, carbon emission cost and tax rates, all go beyond the planning horizon in the Operating Plan and do take climate change and energy transition into account.
[C]Operational control boundary.
[D]GHG emissions based on the energy product sales included in the net carbon intensity (NCI) using equity boundary.

Goodwill, other intangible assets, property, plant and equipment, and joint ventures and associates
The carrying value of goodwill, other intangible assets, property plant and equipment, and joint ventures and associates by segment as at December 31 was as follows:

2024
					$ billion
	Goodwill	Other intangible assets	Property, plant and equipment	Joint ventures and associates	Total
Integrated Gas	4.9	2.6	60.0	6.4	73.9
Upstream	5.3	0.1	63.4	8.0	76.8
Chemicals and Products	0.3	1.0	32.6	4.0	37.9
Marketing	4.3	4.6	21.4	3.9	34.2
Renewables and Energy Solutions	1.2	1.2	5.7	1.0	9.1
Corporate	—	—	2.1	0.1	2.2
Total	16.0	9.5	185.2	23.4	234.1

25	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
4. Climate change and energy transition continued

2023
					$ billion
	Goodwill	Other intangible assets	Property, plant and equipment	Joint ventures and associates	Total
Integrated Gas	4.9	3.2	57.7	6.1	71.9
Upstream	5.4	0.3	70.9	7.6	84.2
Chemicals and Products [A]	0.3	0.9	35.5	4.0	40.7
Marketing [A]	4.4	4.4	23.6	4.7	37.1
Renewables and Energy Solutions	1.7	1.5	4.8	2.0	10.0
Corporate	—	—	2.3	0.1	2.4
Total	16.7	10.3	194.8	24.5	246.3
[A]Following resegmentation in 2024 (see Note 7), prior period comparatives have been revised to conform with current year presentation with an offsetting impact between Marketing and Chemicals & Products segments.

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
In calculating recoverable value, key assumptions are not determined in isolation to ensure relevant interdependencies are appropriately reflected. In particular, management considers the relationship between discount rates, forecast commodity prices and cash flow risking to ensure impairment testing assumptions result in an implicit expected return that is balanced and appropriate for the asset under review. Each of the sensitivities described above has been tested under a ceteris paribus assumption where all other factors remain unchanged, and, as such, does not reflect the potential offsetting effects of corresponding changes in other assumptions.
Carrying value of Integrated Gas and Upstream assets

Carrying value of Integrated Gas and Upstream assets $ billion as at December 31

Carrying value of production assets $ billion as at December 31

Carrying value of exploration and evaluation assets $ billion as at December 31

Carrying amount of Integrated Gas and Upstream assets

									$ billion
	2016	2017	2018	2019	2020	2021	2022	2023	2024
Integrated Gas	95	94	91	93	79	75	75	72	74
Upstream	136	128	123	119	106	91	88	84	77
Total at December 31	231	222	214	212	185	166	163	156	151

26	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
4. Climate change and energy transition continued

Carrying amount of production assets

									$ billion
	2016	2017	2018	2019	2020	2021	2022	2023	2024
At December 31	169	154	149	141	125	112	111	105	96
Right of use assets				9	7	6	6	6	6
Total at December 31	169	154	149	150	132	118	117	111	102

Carrying amount of exploration and evaluation assets

									$ billion
	2016	2017	2018	2019	2020	2021	2022	2023	2024
At December 31	19	19	18	15	9	7	6	5	4
Within Integrated Gas and Upstream, the assets potentially most sensitive to the energy transition are production assets and exploration and evaluation assets. Both production assets of $102 billion and exploration and evaluation assets of $4 billion are recognised within Property, plant and equipment within Integrated Gas and Upstream.
Portfolio composition and changes
Since 2016, the carrying value of production assets in Integrated Gas and Upstream decreased from $169 billion as at December 31, 2016, to$102 billion as at December 31, 2024. Over this period, depreciation was higher than additions for each year, and disposals of property, plant and equipment with a carrying value of $26 billion occurred. The carrying value of capitalised exploration and evaluation expenses decreased from $19 billion as at December 31, 2016, to $4 billion at December 31, 2024. This is the result of final investment decisions, reclassifications to production assets and amounts charged to expenses exceeding additions.
Estimated useful life
The energy transition and the pace at which it progresses may impact the remaining life of assets. Integrated Gas and Upstream assets are generally depreciated using a unit-of-production methodology where depreciation generally depends on production of SEC proved reserves. (See Note 2). Based on production plans of existing assets, 49%, 7% and 1% of SEC proved reserves as at December 31, 2024, would currently be left by 2030, 2040 and 2050, respectively. Based on the unit-of-production depreciation methodology applied, the carrying value for individual assets are depreciated to nil in the same pattern as the depletion of reserves towards nil. An analysis of Integrated Gas and Upstream production assets of $102 billion as at December 31, 2024, based on planned reserves depletion shows that these assets would be significantly further depreciated under the unit-of-production method by 2030 and nearly fully depreciated by 2050. This provides a further perspective on the risk of stranded assets carried in the Consolidated Balance Sheet as at December 31, 2024.
Price sensitivities using climate pricelines
As noted, in accordance with IFRS, Shell's financial statements are based on reasonable and supportable assumptions that represent management's current best estimate of the range of economic conditions that may exist in the foreseeable future. The mid-price outlook informed by Shell's scenario planning represents management's best estimate. A change of -10% or +10% to the mid-price outlook, as an average percentage over the whole life cycle of assets, would result in around $5-9 billion (2023: $5-8 billion) impairment or $2-5 billion
(2023: $2-5 billion) impairment reversal respectively in Integrated Gas and Upstream (see Note 13).
The energy transition will continue to bring volatility and there is significant uncertainty as to how commodity prices will develop over the next decades. Some pricelines see a structurally lower price during the transition period, while other pricelines see structurally higher commodity prices as a result of changes in supply and demand. As the risk of stranded assets is prevalent with downside price risk in energy transition scenarios, sensitivities have only been undertaken for such downside scenarios. If different price outlooks from external and often normative climate change scenarios were used, this would impact the recoverability of certain assets recognised in the Consolidated Balance Sheet as at December 31, 2024. These external scenarios are not representative of management's mid-price reasonable best estimate.
Sensitivity of carrying value to commodity prices described below is under the assumption that all other factors in the models used -- such as cost levels, volumes, mid-price CO2 assumptions and the discount rate -- to calculate recoverability of carrying value remains unchanged. Sensitivity testing has been performed by applying the alternative commodity price scenarios to cash flows for the whole period until the end of life of the assets tested, which may extend beyond the Operating Plan period. The alternative commodity prices were applied in the local cash flow models and thereafter aggregated by segment. Changes to commodity prices are applied because of the significant impact on Shell's business. It should be noted that a significant decrease in long-term forecasted commodity prices would probably lead to further changes, such as in portfolio choices and cost levels.
Sensitivity to changes in commodity prices in value in use calculations has been tested as follows:
Priceline 1 – Average prices from three 1.5-2°C external climate change scenarios: in view of the broad range of price outlooks across the various scenarios, the average of three external price outlooks was taken.

27	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
4. Climate change and energy transition continued

￮IHS Markit/ACCS 2024 – under this scenario oil prices (real terms 2024 (RT24)) decrease from $110 per barrel (/b) in 2025 to around $100/b in 2026-2027. From 2028 prices gradually decrease from $50/b towards $31/b in 2037, gradually recovering to $92/b in 2048 with a subsequent decrease towards $90/b in 2050. Gas prices (RT24) are around $3 per million British thermal units (/MMBtu) until 2042 and gradually increase towards $4/MMBtu until 2050 for Henry Hub. For Europe, prices decrease from $10/MMBtu in 2025 towards around $4/MMBtu in 2032, with a subsequent increase to some $5 /MMBtu until 2050. For Asia, prices decrease from $11/MMBtu in 2025 towards around $6/MMBtu in 2033, and gradually increase towards $7/MMBtu until 2050.
￮Woodmac WM AET-1.5 degree – under this scenario oil prices (RT24) gradually decrease from $64/b in 2025 towards $28/b in 2050. Gas prices (RT24) increase from $3/MMBtu in 2025 towards around $4/MMBtu until 2035, staying on that level until 2050 for Henry Hub. For Europe, gas prices (RT24) decrease gradually from around $13/MMBtu in 2025 to some $6/MMBtu in 2030, then gradually increase towards $9/MMBtu in 2035 and subsequently decrease towards $6/MMBtu in 2050. For Asia, gas prices decrease from $14/MMBtu in 2025 to $7/MMBtu in 2030, subsequently increasing to $10/MMBtu around 2036 and subsequently decreasing towards$7/MMBtu in 2050.
￮IEA NZE50 – under this scenario oil prices (RT24) gradually decrease from $72/b in 2025 towards some $26/b in 2050. Gas prices (RT24) decrease from some$3/MMBtu in 2025 to around $2/MMBtu until 2050 for Henry Hub. For Europe and Asia, gas prices (RT24) decrease from some $10/MMBtu and $11/MMBtu respectively in 2025 to some $4/MMBtu in 2050 for Europe and $5/MMBtu around 2030, for Asia staying at that level until 2050.
This average priceline provides an external view of the development of commodity prices under 1.5-2°C external climate change scenarios over the whole period under review.
Applying this priceline to Integrated Gas assets of $74 billion (2023: $72 billion) and Upstream assets of $77 billion (2023: $84 billion) as at December 31, 2024, shows recoverable amounts that are $11-15 billion (2023: $12-16 billion) and $1-3 billion (2023: $3-5 billion) lower, respectively, than the carrying value as at December 31, 2024.
Priceline–2 - Hybrid Shell Plan and IEA NZE50: this priceline applies Shell's mid-price outlook for the first 10 years (see Note 13). Because of the greater uncertainty for the period after 10 years, the International Energy Agency (IEA) normative Net Zero Emissions scenario is applied. This gives less weight to the price-risk uncertainty in the first 10 years reflected in the Operating Plan period and applies more risk to the more uncertain subsequent periods.
Applying this priceline to Integrated Gas assets of $74 billion (2023: $72 billion) and Upstream assets of $77 billion (2023: $84 billion) as at December 31, 2024, shows recoverable amounts that are $7--10 billion (2023: $8-10 billion) and up to $1 billion (2023: $1-3 billion) lower, respectively, than the carrying value as at December 31, 2024.
Priceline–3 - IEA NZE50: this priceline applies the International Energy Agency normative Net Zero Emissions by 2050 (IEA NZE50) scenario over the whole period under review. This priceline has been applied in order to also reflect the sensitivity to a pure net-zero emissions scenario from the IEA.
Applying this priceline to Integrated Gas assets of $74 billion (2023: $72 billion) and Upstream assets of $77 billion (2023: $84 billion) as at December 31, 2024, shows recoverable amounts that are $21-27 billion (2023: $15-20 billion) and $5-7 billion (2023: $3-5 billion) lower, respectively, than the carrying value as at December 31, 2024. For Integrated Gas the change in sensitivity compared with 2023 is largely driven by lower oil and Asia gas prices applied in sensitivity testing for the whole period under review.

28	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
4. Climate change and energy transition continued

Oil price assumptions
[A]The Network for Greening the Financial System (NGFS) is a group of 143 central banks and supervisors and 21 observers committed to sharing best practices, contributing to the development of climate– and environment–related risk management in the financial sector and mobilising mainstream finance to support the transition toward a sustainable economy. This scenario results from the NGFS GCAM model. This model embodies certain assumptions on the relationships between economic and energy output and climate interactions. This NGFS scenario shows a decline in world oil demand relative to the current policies baseline, in part a response to substitution away from fossil fuels. At the same time prices increase due to supply constraints.
[B]All figures are presented on RT24 basis unless noted differently.
The graph above shows the oil pricelines on a real-terms basis applied for the period until 2050 for Shell's mid-price outlook in comparison with the IEA announced pledges (IEA APS) scenario, the NGFS GCAM NZE 2050 scenario, the average prices from three 1.5-2°C external climate change scenarios (Priceline 1, above) and the IEA Net Zero Emissions by 2050 scenario (IEA NZE50, Priceline 3 above). The development of future oil prices is uncertain and oil prices have been subject to significant volatility in the past. Future oil prices may be impacted by future changes in macroeconomic factors, available supply, demand, geopolitical and other factors. The pricelines as per the scenarios NGFS GCAM NZE 2050, IEA APS, the average prices from three 1.5-2°C external climate change scenarios and IEA NZE50 differ from Shell's best estimate and view of the future oil price.

						RT24 $/b
	2025	2030	2035	2040	2045	2050
Shell mid-price	69	70	70	70	70	70
Average prices from four 1.5-2°C external climate change scenarios	82	50	41	39	48	48
IEA NZE50	72	43	37	31	28	26
NGFS GCAM NZE 2050	77	79	82	85	94	114
IEA APS	81	73	69	64	62	59

29	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
4. Climate change and energy transition continued

Sensitivity + 10% to the mid-price outlook

			$ billion
	Carrying value		Sensitivity
	Dec 31, 2024	Dec 31, 2023	2024		2023
Integrated Gas	74	72	2	4	2	4
Upstream	77	84	—	1	—	1
Total	151	156	2	5	2	5

Sensitivity averaged from three 1.5-2°C external climate change scenarios

			$ billion
	Carrying value		Sensitivity
	Dec 31, 2024	Dec 31, 2023	2024		2023
Integrated Gas	74	72	(11)	(15)	(12)	(16)
Upstream	77	84	(1)	(3)	(3)	(5)
Total	151	156	(12)	(18)	(15)	(21)

Sensitivity IEA NZE50

			$ billion
	Carrying value		Sensitivity
	Dec 31, 2024	Dec 31, 2023	2024		2023
Integrated Gas	74	72	(21)	(27)	(15)	(20)
Upstream	77	84	(5)	(7)	(3)	(5)
Total	151	156	(26)	(34)	(18)	(25)

Sensitivity - 10% to the mid-price outlook

			$ billion
	Carrying value		Sensitivity
	Dec 31, 2024	Dec 31, 2023	2024		2023
Integrated Gas	74	72	(4)	(6)	(4)	(6)
Upstream	77	84	(1)	(3)	(1)	(2)
Total	151	156	(5)	(9)	(5)	(8)

Sensitivity Hybrid Shell Plan + IEA NZE50

			$ billion
	Carrying value		Sensitivity
	Dec 31, 2024	Dec 31, 2023	2024		2023
Integrated Gas	74	72	(7)	(10)	(8)	(10)
Upstream	77	84	—	(1)	(1)	(3)
Total	151	156	(7)	(11)	(9)	(13)

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
The total capital expenditure for abatement projects which includes energy efficiency improvements, the transformation of energy and chemicals parks, CCS facilities and electrification of our facilities included in the Operating Plan is in excess of $6 billion. Total yearly carbon emission costs in Shell's Operating Plan gradually increase from $1 billion in 2025 to $5 billion in 2034 using the mid-price scenario. The sensitivity of carrying value of assets to changes in carbon prices is described in the section below.
Methods for estimating costs vary, depending on the nature of the cost. Abatement project costs to improve efficiencies and reduce emissions are estimated by applying a bottom-up approach where individual opportunities on an asset-level, project-by-project basis are identified.
Costs for evolving carbon regulations are based on a forecast of Shell's equity share of emissions and are included in the Operating Plan at Shell's mid-price outlook on a country-by-country basis and represent management's best estimate. In the short and near term, up to around 2030, costs for carbon emissions estimates are largely policy driven, through emissions trading schemes or taxation levied by governments which currently vary significantly on a country-by-country basis. Beyond 2030, where policy predictions are more challenging, the costs for carbon emissions are estimated based on the expected costs of abatement technologies required for 2050. The estimated costs are trending towards $50 to $230 per tonne (RT24), depending on the country, in 2050.

30	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
4. Climate change and energy transition continued
Sensitivity to changes in carbon price assumptions
There is significant uncertainty as to how carbon costs will develop over the next decades. These will depend on policies set by countries and the pace of the energy transition. In accordance with IFRS, Shell's financial statements are based on reasonable and supportable assumptions that represent management's current best estimate, which is policy based up to 2030 and then based on the mid-price outlook beyond 2030. As the risk of stranded assets is prevalent with higher carbon emission prices than anticipated, sensitivity analyses have only been undertaken for such a downside scenario. If the IEA NZE50 outlook is applied, this would impact the recoverability of certain assets recognised in the Consolidated Balance Sheet as at December 31, 2024. This scenario is not representative of management's mid-price reasonable best estimate.
Sensitivity of carrying value to carbon emission costs as described below is under the assumption that all other factors in the value in use models used to calculate recoverability of carrying value remain unchanged. Changes to carbon emission costs are applied for Integrated Gas, Upstream and Chemicals and Products because of the potential impact on Shell's business.
Applying the IEA NZE50 carbon price scenario to Integrated Gas assets of $74 billion (2023: $72 billion) and Upstream assets of $77 billion (2023: $84 billion), up to the end of life of these assets, shows recoverable amounts that are $1-2 billion (2023: $2-4 billion) lower for Integrated Gas and up to $1 billion lower for Upstream than the carrying value as at December 31, 2024.
Applying the IEA NZE50 carbon price scenario to Chemicals and Products assets of $38 billion shows recoverable amounts that are $1-2 billion lower than the carrying value as at December 31, 2024. For Chemicals and Products, increased carbon cost could however potentially be recovered partially through increased product sale prices.

Sensitivity IEA NZE 2050 carbon price scenario

			$ billion
	Carrying value		Sensitivity
	Dec 31, 2024	Dec 31, 2023	2024		2023
Integrated Gas	74	72	(1)	(2)	(2)	(4)
Upstream	77	84	—	(1)	—	(1)
Chemicals and Products	38	44	(1)	(2)	(3)	(4)
Total	189	200	(2)	(5)	(5)	(9)
For the key regions and countries the following carbon prices per tonne (RT24) have been assumed in the Operating Plan:

	Operating plan period	Subsequent period
Region	2025-2034	2035-2050
European Union [A]	$92-$133	$136-$185
Norway	$181-$230	$230-$230
United Kingdom	$62-$133	$136-$185
Canada (Federal)	$69-$115	$115-$125
United States of America (Federal)	$0-$25	$31-$125
Australia	$32-$76	$80-$150
All other countries	$0-$65	$13-$150
[A]Except for the Netherlands where the ranges are $94-163 per tonne (2025-2034) and $164-185 per tonne (2035-2050).

31	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
4. Climate change and energy transition continued
The graph below shows the carbon pricelines per tonne for the European Union on an RT24 basis under Shell's mid-price outlook that represents the best estimate as required to be applied under IFRS, in comparison with the IEA NZE50 scenario. The IEA NZE50 scenario differs from Shell's best estimate and view of future CO2 prices. Sensitivity of carrying value to the IEA NZE50 carbon price scenario is provided above.

CO2 prices - European Union RT24 $/tonne

					RT24 $/tonne
	2025	2030	2035	2040	2045	2050
Shell mid-price	92	120	136	153	169	185
IEA NZE50	86	143	184	209	232	255

Carrying value of Chemicals and Products assets $ billion as at December 31
[A]Following resegmentation in 2024 (see Note 7), prior period comparatives have been revised to conform with current year presentation with an offsetting impact between Marketing and Chemicals & Products segments

Carrying amount of Chemicals and Production assets

									$ billion
	2016	2017	2018	2019	2020	2021	2022	2023	2024
Chemicals	15	16	18	22	25	27	28	25	24
Refineries	10	14	14	14	8	6	6	6	6
Other	1	7	6	9	9	9	9	10	8
Total at December 31	26	37	38	45	42	42	43	41	38

32	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
4. Climate change and energy transition continued
Within Chemicals and Products, the assets potentially most sensitive to the energy transition are refineries.
Portfolio composition and changes
Since 2016, Shell's Chemicals and Products portfolio has evolved, shifting from 15 refineries at the end of 2016 to eight (of which one is classified as held for sale) at the end of 2024. During that period, Shell assumed the sole ownership of two refineries through the dissolution of the Motiva joint venture, and disposed of, converted or closed nine refineries. Further, during 2024 Shell agreed to sell one refinery (classified as assets held for sale at the end of 2024, see Note 19). The carrying value of refineries decreased from $10 billion as at December 31, 2016, to less than $6 billion as at December 31, 2024. In line with Shell's strategy, it is progressing the repurposing of its energy and chemicals parks; these key focused assets allows Shell to underpin its hydrocarbon energy sales and the sales of lower carbon products.
Estimated useful life
Refineries in the Chemicals and Products segment (carrying value as at December 31, 2024, $6 billion (2023: $6 billion)) may be impacted under a 2°C or less external climate scenario.
For refineries in Chemicals and Products, depreciation of assets is on a straight-line basis over the life of the assets, starting at the date the asset becomes available for use, over a period of 20 years (see Note 2). Over the course of the energy transition, the current carrying value of refineries will be fully depreciated, offset by anticipated investments in assets that are expected to be resilient in the energy transition as described above. Based on current depreciation of the carrying value as at December 31, 2024, and assuming no further investment, all refineries would be fully depreciated between four and 11 years.
In addition to refineries, further assets of $32 billion include $24 billion of assets in relation to Chemicals. This includes $14 billion for the Pennsylvania chemical plant, which started operations in November 2022 and being a more efficient plant, it is expected to be more resilient in the energy transition. Chemical products are not produced with the aim to combust and consequently do not generate GHG emissions. Under the IEA NZE50 scenario chemical production volumes are not expected to decrease towards 2050, compared with current levels and hence chemical assets are expected to be resilient through the energy transition.
Other assets of $8 billion include $5 billion of assets mainly related to storage tanks, vessels, pipelines in trading and supply that are also expected to be resilient in the energy transition.
Price sensitivities
Where available Shell uses external climate scenarios for sensitivity testing. In relation to chemical and refining margin forecasts, no credible climate scenarios have been identified and consequently sensitivity testing is performed by providing sensitivity to changes in margins.
Chemical margins applied for impairment testing by reference to value in use are at an average of $197.5/tonne (20-year average). A change of -$30/tonne or +$30/tonne in long-term chemical margins over the entire cash flow projection period would ceteris paribus result in up to $0.5 billion (2023: up to $2 billion)impairment or no impairment reversal, respectively, in Chemicals and Products (see Note 13).
Refining margins applied for impairment testing by reference to value in use are at an average of $10/bbl (20-year). A change of -$1/bbl or +$1/bbl to the refining margin outlook over the entire cash flow projection period would ceteris paribus result in no impairment (2023: $1-2 billion) or up to $0.5 billion (2023: up to $1 billion) impairment reversal respectively in Chemicals and Products (see Note 13).
Sensitivities to carbon prices are described in the section above.

33	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
4. Climate change and energy transition continued
Carrying value of Marketing assets

Carrying value of Marketing assets $ billion as at December 31
[A]Following resegmentation in 2024 (see Note 7), prior period comparatives have been revised to conform with current year presentation with an offsetting impact between Marketing and Chemicals & Products segments.

Carrying amount of Marketing assets

								$ billion
	2017	2018	2019	2020	2021	2022	2023	2024
At December 31	17	16	22	24	27	30	37	34
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
Carrying value of Renewables and Energy Solutions assets

Carrying value of Renewables and Energy Solutions assets $ billion as at December 31
F

Carrying amount of Renewables and Energy Solutions assets

								$ billion
	2017	2018	2019	2020	2021	2022	2023	2024
At December 31	1	1	3	3	5	9	10	9

34	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
4. Climate change and energy transition continued
Portfolio composition and changes
In 2024 Shell refreshed its renewable generation, energy marketing, and gas and power trading strategy, shifting Shell's asset portfolio towards energy storage and flexible generation with an increased focus on power trading and minimising new investments in offshore wind projects. The aim is to maximise returns from onshore positions using capital-light business models, debt finance and partnerships. The carrying value of assets in the Renewables and Energy Solutions segment in the balance sheet at December 31, 2024, is expected to be resilient through the energy transition.
Other energy transition considerations
Discount rate sensitivity
The discount rate applied for value in use impairment testing is based on a nominal post-tax weighted average cost of capital (WACC) and is determined at 7.5% except for the power activities in the Renewables and Energy Solutions segment where 6% is applied. The discount rate includes generic systematic risk for energy transition risk. In addition, cash flow projections applied in individual assets include specific asset risks, including risk of transition. An increase in systematic energy transition risk could lead to a higher WACC and consequently to a higher discount rate to be applied in impairment testing. An increase of the discount rate applied for impairment testing of 1% under the assumption that all other factors (such as commodity prices, product margins and carbon prices) in the models used to calculate recoverability of carrying value remain unchanged would lead to a change in the carrying value of $1-3 billion (2023: $2-4 billion) in Integrated Gas and Upstream, and no significant impairment in other segments (2023: up to $1 billion in Chemicals and Products).
Global oil and gas demand considerations
A decrease in global demand and unchanged supply of oil and gas would probably lead to a decrease in price (see price sensitivity above). During 2024 Shell's production of oil and gas accounted for some 1.5% and 2% of total global production of oil and gas respectively. Changes in global oil and gas demand are therefore not expected to directly impact the ability to sell volumes of oil and gas produced by Shell at market prices.
Deferred tax assets
In general, it is expected that sufficient deferred tax liabilities and forecasted taxable profits within the planning period of 10 years are available for recovery of the deferred tax assets recognised at December 31, 2024. Integrated Gas and Upstream deferred tax assets recognised are expected to be recovered within the period of production of each asset. For deferred tax assets of $625 million as at December 31, 2024 (2023: $241 million) this period extends beyond 10 years. Deferred tax assets in Chemicals and Products and in Marketing expected to be recovered in more than 10 years (between 11 and 20 years) are $315 million as at December 31, 2024 (2023: $455 million) for which the forecasted taxable profits to determine recoverability have been risked. (See Note 23).
Decommissioning and other provisions
The energy transition may result in decommissioning and restoration occurring earlier than expected. The risk on the timing of decommissioning and restoration activities for Integrated Gas and Upstream fields is limited, supported by production plans in the foreseeable future (see "Estimated useful life" above). Acceleration of decommissioning and restoration activities has also been reflected in the assessment of the appropriate discount rate. On an undiscounted basis the provision for decommissioning and restoration as at December 31, 2024 was $32 billion (2023: $33 billion), recognised on a discounted basis in the Consolidated Balance Sheet as at December 31, 2024 at $18 billion (2023: $19 billion). Sensitivity to changes in the discount rate is provided in Note 25.
Historically, in Chemicals and Products, it was industry practice not to recognise decommissioning and restoration provisions associated with manufacturing facilities. This was on the basis that these assets were considered to have indefinite lives, so it was considered remote that an outflow of economic benefits would be required. In 2020, Shell considered the changed macroeconomic fundamentals, together with Shell's plans to rationalise the Group's manufacturing portfolio. Shell also reconsidered whether it remained appropriate not to recognise decommissioning and restoration provisions for manufacturing facilities. Since 2020, decommissioning and restoration provisions are recognised for certain shorter-lived manufacturing facilities (see Notes 25 and 32). The energy and chemicals parks are considered longer-lived facilities that are expected to be resilient in the energy transition, and decommissioning would generally be more than 50 years away.
Onerous contracts
Closure or early termination of activities may lead to supply contracts becoming onerous. Onerous contract provisions (see Note 25) have been recognised as at December 31, 2024, to reflect changes in expected future utilisation of certain assets. These include contracts in relation to unused terminals and refineries. The total carrying value of the provision for onerous contracts as at December 31, 2024 was $1.1 billion (2023: $1.1 billion) principally related to contracts in relation to unused terminals and refineries.
Dividend resilience
External stakeholders have requested disclosures on how climate change affects dividend-paying capacity. If a further impairment had been recognised in 2024 using any of the climate change scenarios described above, this would not have impacted the ability to pay dividends in this financial year because of strong cash flow generation and financial reserves. Had Shell applied the IEA NZE50 scenario (see above), and if this had led to a decrease in the recoverable amount of Integrated Gas and Upstream assets of $26-34 billion and recognition of an equivalent impairment, this would not have impacted the distributable reserves available to Shell from which to pay dividends in 2024. This is on the basis that such impairment would have resulted in part-realisation of the merger reserve recognised by the Company of $234 billion as at December 31, 2024.
A forward-looking statement regarding future dividend-paying capacity cannot be provided because of unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements.

35	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
4. Climate change and energy transition continued
Physical risks
The potential impact of physical risks comes from both acute and chronic climate hazards. Acute hazards, such as flooding and droughts, wildfires and more severe tropical storms, and chronic hazards, such as rising temperatures and rising sea levels, could impact some of Shell's facilities, operations and supply chains. The frequency of these hazards and impacts is expected to increase in certain locations. Extreme weather events, whether or not related to climate change, could have a negative impact on Shell's earnings, cash flows and financial condition. Mitigation of physical risks, whether or not related to climate change, is considered and embedded in the design and construction of Shell's projects, and/or operation of its assets to minimise the risk of adverse incidents to Shell's employees and contractors, the communities where Shell operates, and Shell's equipment.
In 2023, Shell carried out a detailed review to assess the impact of a range of changing climatic conditions, including projected changes in temperature, precipitation, wind and sea levels, across segments and geographies for Shell's significant assets. Shell used IPCC climate modelling data covering three exploratory climate scenarios (RCP2.6, RCP4.5 and RCP8.5) across the time-horizons 2025, 2030 and 2050. These scenarios were selected to ensure a broad range of risks and uncertainties were assessed. There have been no changes to the climate modelling data that would require a full update of the 2023 assessment. Shell has confirmed there are no changes to the risk profile of Shell's significant assets and accounted for portfolio changes. In the short to medium term, the risks identified were found to be related to factors that Shell is already aware of (whether or not related to climate change) and that the assets are actively managing to mitigate, e.g. hurricane impacts in the US Gulf Coast, rising air temperatures in the Middle East and water scarcity in Europe and Asia. As an example, in recent years the Rhine river in Europe has seen historic lows during the summer months leading to challenges in the use of barges for transportation of Shell's products. Dredging of harbours and investment in shallower-draft barges have helped to mitigate the risk. In the long term, the results of the exercise indicated that while have evaluated against current climate modelling projections and Shell's current asset portfolio, by 2050 the frequency and severity of the climate hazards may differ from current projections. The level of predictability is such that the need for investment in climate adaptation measures at the assets is not immediate and the results mean Shell is in a position to monitor the assets and determine whether there is any need for adaptation action, e.g. the impact of potential water scarcity on various assets. Shell's testing to assess the potential impact of climate-related changes on its significant assets covers over 70% of the carrying value of Shell's physical assets as at December 31, 2023. Over 12% (based on the carrying value) of physical assets tested are considered to be exposed to climate-related physical risks in the short to medium term which the assets are already actively managing to mitigate. In addition, Shell reviewed significant acquisitions made in 2023 and 2024, none of which were found to have significant climate-related physical risks in the short to medium term. Shell's plan reflects the impact of mitigating actions in the short to medium term for the assets assessed. Shell will continue to monitor and assess the future exposure of Shell's assets in the longer term to changing climatic conditions to establish the need for any further adaptation actions and related metrics.
The impact of physical climate change on Shell's operations is unlikely to be limited to the boundaries of Shell's assets. For example, the downstream transportation and distribution of Shell's products from its own operations could potentially be exposed to climate-related hazards that ultimately impact Shell's operations. The overall impact, including how supply chains, resource availability and markets may be affected, also needs to be considered for a holistic assessment of this risk. Shell's assets manage this risk as part of broad risk and threat management processes as required by Shell's Environment and Asset Management (SEAM) standards, part of the wider Shell Performance Framework.

36	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
5. Emission schemes and related environmental programmes
Emission trading and related schemes
In general, emission trading schemes (ETS) are mandated governmental schemes to control emission levels and enhance clean energy transition, allowing for the trading of emission certificates. In most ETS, governments set an emission cap for one or more sectors. Generally, entities in scope of the scheme are allowed to buy emission certificates to cover shortages or sell surplus emission certificates. In certain countries, emissions are priced through a carbon tax. For Shell, the most significant carbon pricing mechanisms are established in Europe, Canada and Singapore.
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

Cost of emission schemes and related environmental programmes recognised in the Consolidated Statement of Income

	$ million
	2024	2023	2022
ETS and related schemes	381	493	493
Biofuels [A]	2,942	2,581	2,918
Renewable power	623	552	594
Total	3,946	3,626	4,005
[A]Represents the cost of biofuel certificates required for compliance purposes over and above those generated from self-blending activities.

Purchased environmental certificates (presented under Other intangible assets, see Note 11) [A]

	$ million
	ETS and related schemes	Biofuels	Renewable power	Total
At January 1, 2024	441	1,805	145	2,391
Additions	299	3,146	417	3,862
Settlements	(392)	(2,804)	(411)	(3,607)
Other movements	(47)	(65)	(20)	(132)
At December 31, 2024	301	2,082	131	2,514
At January 1, 2023	440	1,601	160	2,201
Additions	396	2,955	486	3,837
Settlements	(413)	(2,783)	(451)	(3,647)
Other movements	18	32	(50)	—
At December 31, 2023	441	1,805	145	2,391
[A]Relates to environmental certificates held for compliance purposes.

37	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
5. Emission schemes and related environmental programmes continued

Obligation (presented under Other payables, see Note 20)

	$ million
	ETS and related schemes		Biofuels	Renewable power	Total
At January 1, 2024
Current	(498)		(3,012)	(343)	(3,853)
Non-current	—		(105)	(88)	(193)
	(498)		(3,117)	(431)	(4,046)
Additions	(1,051)		(2,981)	(612)	(4,644)
Additions covered by government grants	675	[A]			675
Settlements	453		3,011	467	3,931
Other movements	33		85	31	149
	110		115	(114)	111

At December 31, 2024
Current	(388)		(2,594)	(536)	(3,518)
Non-current	—		(408)	(9)	(417)
	(388)		(3,002)	(545)	(3,935)
At January 1, 2023
Current	(458)		(3,424)	(350)	(4,232)
Non-current	—		(422)	(56)	(478)
	(458)		(3,846)	(406)	(4,710)
Additions	(1,244)		(2,593)	(597)	(4,434)
Additions covered by government grants	762	[A]			762
Settlements	479		3,386	492	4,357
Other movements	(37)		(64)	80	(21)
	(40)		729	(25)	664

At December 31, 2023
Current	(498)		(3,012)	(343)	(3,853)
Non-current	—		(105)	(88)	(193)
	(498)		(3,117)	(431)	(4,046)
[A]Emission certificates that were allocated free of charge at an equivalent fair value at grant date.
Environmental certificates acquired that are held for compliance purposes are recognised at cost under other intangible assets (see Note 11). In addition, a portfolio of environmental certificates is held for trading purposes and classified under inventory (see Note 2 and Note 17). Environmental certificates held for trading purposes can be redesignated for compliance purposes and then used to settle compliance obligations.
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
The figures present compliance schemes only, excluding voluntary activities.

38	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
6. Capital management
Shell manages its businesses to deliver strong cash flows to sustain its strategy and for profitable growth. Management's current priorities for applying Shell's cash are:

Balanced capital allocation

Total distributions [A] Enhanced shareholder distributions* 40%-50% of CFFO through the cycle	Cash capital expenditure (cash capex) Disciplined investment $20-22 billion p.a. 2025-2028

Buybacks 13 consecutive quarters >$3 billion	Dividend consistency +4% announced at Q4 2024	Integrated Gas and Upstream cash capex [B] ~$12-14 billion	Downstream, Renewables and Energy Solutions cash capex [B] ~$8 billion

Intrinsic value creation >10% p.a. normalised free cash flow growth per share*through to 2030	Progressive dividend 4% annual increase [C]	Capital reallocation ≥10% ROACE* across all segments [D]

Balance sheet Maintain strong investment grade rating
[A]Total shareholder distributions (dividends + share buybacks) based on cash generation, macro-outlook and balance sheet trajectory.
[B]The Integrated Gas and Upstream cash capex includes expenditures related to the Integrated Gas and Upstream segments. The Downstream, Renewables and Energy Solutions cash capex includes expenditures for the Marketing, Chemicals and Products, and Renewables and Energy Solutions segments. (See Note 7)
[C]Subject to Board approval as well as shareholder approval at the 2025 Annual General Meeting.
[D]Price normalised ROACE on an Adjusted Earnings plus non-controlling interest basis.
* Non-GAAP measure (see page 337).

7. Segment information
General information
Shell is an international energy company engaged in the principal aspects of the energy and petrochemical industries and reports its business through segments: Integrated Gas, Upstream, Marketing, Chemicals and Products, Renewables and Energy Solutions, and Corporate.
With effect from January 1, 2024, Wholesale Commercial Fuels forms part of Mobility with inclusion in the Marketing segment (previously Chemicals and Products segment). The change in segmentation reflects the increasing alignment between the economic characteristics of wholesale commercial fuels and other Mobility businesses, and is consistent with changes in the information provided to the Chief Executive Officer, who serves as the Chief Operating Decision Maker. Prior period comparatives have been revised to conform with current year presentation with an offsetting impact between the Marketing and the Chemicals and Products segments. Also, from January 1, 2024, Shell's longer-term innovation portfolio is managed centrally and hence reported as part of the Corporate segment (previously all other segments). Prior period comparatives have been revised to conform with current year presentation with an offsetting impact on all the other segments.
The Integrated Gas segment includes liquefied natural gas (LNG), conversion of natural gas into gas-to-liquids (GTL) fuels and other products. It includes natural gas and liquids exploration and extraction, and the operation of the upstream and midstream infrastructure necessary to deliver these to market. The segment also includes the marketing, trading and optimisation of LNG.
The Upstream segment includes exploration and extraction of crude oil, natural gas and natural gas liquids. It also markets and transports oil and gas, and operates the infrastructure necessary to deliver them to the market.
The Marketing segment comprises the Mobility, Lubricants, and Sectors & Decarbonisation businesses. The Mobility business operates Shell's retail network, including electric vehicle charging services and the wholesale commercial fuels business which provides fuels for transport, industry and heating. The Lubricants business produces, markets and sells lubricants for road transport and machinery used in manufacturing, mining, power generation, agriculture and construction. The Sectors & Decarbonisation business sells fuels, speciality products and services, including low-carbon energy solutions, to a broad range of commercial customers, including the aviation, marine and agricultural sectors.
The Chemicals and Products segment includes chemical manufacturing plants, with their own marketing network, and refineries, which turn crude oil and other feedstocks into a range of oil products which are moved and marketed around the world for domestic, industrial and transport use. The segment also includes the pipeline business, trading and optimisation of crude oil, oil products and petrochemicals, and oil sands activities (the extraction of bitumen from mined oil sands and its conversion into synthetic crude oil).

39	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
7. Segment information continued
The Renewables and Energy Solutions segment includes activities such as renewable power generation, the marketing and trading and optimisation of power and pipeline gas, as well as carbon credits and digitally enabled customer solutions. The segment also includes production and marketing of hydrogen, development of commercial carbon capture and storage hubs, investment in nature-based projects that avoid or reduce carbon emissions, and Shell Ventures, which invests in companies that work to accelerate the energy and mobility transformation.
The Corporate segment covers the non-operating activities supporting Shell. The segment comprises Shell's holdings and treasury organisation, its self-insurance activities, headquarters and central functions, and centrally managed longer-term innovation portfolio. All finance expense and income and related taxes are included in Corporate segment earnings rather than in the earnings of business segments.
Basis of segmental reporting
Sales between segments are based on prices generally equivalent to commercially available prices. Third-party revenue and non-current assets information by geographical area are based on the country of operation of the Group subsidiaries that report this information. Separate disclosure is provided for the UK as this is the Company's country of domicile.
Segment earnings are presented on a current cost of supplies basis (CCS earnings), which was the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts.
Finance expense and income related to core financing activities, as well as related taxes, are included in the Corporate segment earnings rather than in the earnings of the business segments.
Information by segment on a current cost of supplies basis is as follows:

2024

							$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Revenue:
Third-party	37,290	6,606	120,089	90,918	29,366	43	284,312
Inter-segment	8,715	39,939	4,938	38,381	4,971	—	96,944
Share of profit/(loss) of joint ventures and associates (CCS basis)	1,931	1,189	6	648	(807)	—	2,967
Interest and other income, of which:	48	609	(432)	121	242	1,136	1,724
Interest income	8	18	1	79	2	2,264	2,372
Net (losses)/gains on sale and revaluation of non-current assets and businesses	(100)	89	(399)	6	119	(3)	(288)
Other	140	502	(34)	36	121	(1,125)	(360)
Third-party and inter-segment purchases (CCS basis)	24,055	7,368	107,210	114,972	31,074	(3)	284,676
Operating expenses, of which:	4,442	9,790	10,681	8,392	2,915	697	36,917
Production and manufacturing expenses	4,153	9,351	1,322	6,605	1,934	14	23,379
Selling, distribution and administrative expenses	164	176	9,150	1,636	887	426	12,439
Research and development expenses	125	263	209	151	94	257	1,099
Exploration expenses	414	1,997	—	—	—	—	2,411
Depreciation, depletion and amortisation charge, of which:	6,150	11,223	3,866	4,700	907	26	26,872
Impairment losses	564	327	1,633	1,319	658	1	4,502	[A]
Impairment reversals	(9)	(75)	(1)	(114)	(134)	—	(333)	[B]
Interest expense	189	806	56	70	6	3,660	4,787
Taxation charge/(credit) (CCS basis)	3,144	9,387	894	177	99	(209)	13,492
CCS earnings	9,590	7,772	1,894	1,757	(1,229)	(2,992)	16,792
[A]Impairment losses comprise Property, plant and equipment ($3,673 million), Goodwill ($510 million) and Other intangible assets ($319 million). (See Note 13).
[B]Impairment reversals comprise Property, plant and equipment ($333 million). (See Note 13).

40	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
7. Segment information continued

2023

							$ million
	Integrated Gas	Upstream	Marketing [A]	Chemicals and Products [A]	Renewables and Energy Solutions	Corporate	Total
Revenue:
Third-party	37,645	6,475	130,559	97,080	44,819	42	316,620
Inter-segment	11,560	41,230	5,299	42,816	4,707	—	105,612	[A]
Share of profit/(loss) of joint ventures and associates (CCS basis)	1,951	768	561	577	(96)	(3)	3,758
Interest and other income, of which:	137	671	73	64	75	1,818	2,838
Interest income	6	27	9	57	12	2,202	2,313
Net gains/(losses) on sale and revaluation of non-current assets and businesses	(22)	209	1	(46)	110	5	257
Other	153	435	63	53	(47)	(389)	268
Third-party and inter-segment purchases (CCS basis)	27,356	7,890	118,912	123,337	40,170	15	317,680	[A]
Operating expenses, of which: [B]	4,809	9,830	11,142	9,598	3,763	818	39,960
Production and manufacturing expenses	4,529	9,186	1,463	7,394	2,610	58	25,240
Selling, distribution and administrative expenses [B]	154	326	9,427	2,022	1,058	446	13,433
Research and development expenses [B]	126	318	252	182	95	314	1,287
Exploration expenses	216	1,534	—	—	—	—	1,750
Depreciation, depletion and amortisation charge, of which:	8,903	12,463	2,477	6,269	1,159	19	31,290
Impairment losses	3,472	1,360	430	2,777	908	—	8,947	[C]
Impairment reversals	(324)	(206)	(1)	(90)	(141)	—	(762)	[D]
Interest expense	146	507	53	61	4	3,902	4,673
Taxation charge/(credit) (CCS basis) [B]	2,806	8,380	851	(210)	1,320	47	13,194
CCS earnings [B]	7,057	8,540	3,057	1,482	3,089	(2,944)	20,281
[A]From January 1, 2024, Wholesale Commercial Fuels has been reallocated from the Chemicals and Products segment to the Marketing segment. Comparatives for the year 2023 have been reclassified accordingly for each of the above financial parameters to conform with current period presentation. The net impact on CCS earnings is $104 million.
[B]From January 1, 2024, costs for Shell's centrally managed longer-term innovation portfolio are reported as part of the Corporate segment. Comparatives for Corporate for the year 2023 have been reclassified accordingly to conform with current period presentation. The net impact on CCS earnings is $133 million with offsetting impact in all other segments.
[C]Impairment losses comprise Property, plant and equipment ($8,182 million), Goodwill ($635 million) and Other intangible assets ($130 million). (See Note 13).
[D]Impairment reversals comprise Property, plant and equipment ($627 million) and Other intangible assets ($135 million). (See Note 13).

41	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
7. Segment information continued

2022

								$ million
	Integrated Gas		Upstream	Marketing [A]	Chemicals and Products [A]	Renewables and Energy Solutions	Corporate	Total
Revenue:
Third-party	54,751		8,352	149,439	115,541	53,190	41	381,314
Inter-segment	18,412		52,285	6,195	48,999	6,791	—	132,682	[A]
Share of profit/(loss) of joint ventures and associates (CCS basis)	1,219		2,111	249	362	(7)	(4)	3,930
Interest and other income, of which:	(714)		726	(82)	222	57	706	915
Interest income	43		22	—	24	(2)	959	1,046
Net gains/(losses) on sale and revaluation of non-current assets and businesses	101		437	(169)	265	8	—	642
Other	(858)	[C]	267	87	(67)	51	(253)	(773)
Third-party and inter-segment purchases (CCS basis)	37,785		10,666	140,368	147,069	57,024	(28)	392,884	[A]
Operating expenses, of which: [B]	5,226		10,321	10,149	9,564	3,547	669	39,476
Production and manufacturing expenses	4,907		9,676	1,293	7,100	2,520	22	25,518
Selling, distribution and administrative expenses [B]	207		327	8,631	2,303	972	443	12,883
Research and development expenses [B]	112		318	225	161	55	204	1,075
Exploration expenses	240		1,472	—	—	—	—	1,712
Depreciation, depletion and amortisation charge, of which:	2,211		10,334	2,027	3,162	777	18	18,529
Impairment losses	115		950	479	357	412	—	2,313	[D]
Impairment reversals	(3,449)		(2,504)	(151)	(73)	—	—	(6,177)	[E]
Interest expense	84		345	47	21	2	2,682	3,181
Taxation charge/(credit) (CCS basis) [B]	5,901		14,078	918	928	(292)	(36)	21,497
CCS earnings [B]	22,221		16,258	2,292	4,380	(1,027)	(2,562)	41,562
[A]From January 1, 2024, Wholesale Commercial Fuels has been reallocated from the Chemicals and Products segment to the Marketing segment. Comparatives for the year 2023 have been reclassified accordingly for each of the above financial parameters to conform with current period presentation. The net impact on CCS earnings is $158 million.
[B]From January 1, 2024, costs for Shell's centrally managed longer-term innovation portfolio are reported as part of the Corporate segment. Comparatives for Corporate for the year 2023 have been reclassified accordingly to conform with current period presentation. The net impact on CCS earnings is $101 million with offsetting impact in all other segments.
[C]Includes the full write-down of the Nord Stream 2 loan amounting to $1,126 million as a result of the withdrawal from Russian oil and gas activities.
[D]Impairment losses comprise Property, plant and equipment ($1,799 million), Goodwill ($361 million) and Other intangible assets ($153 million). (See Note 13).
[E]Impairment reversals fully comprise Property, plant and equipment. (See Note 13).

Reconciliation of CCS earnings to income for the period

	$ million
	2024	2023	2022
Income attributable to Shell plc shareholders	16,094	19,359	42,309
Income attributable to non-controlling interest	427	277	565
Income for the period	16,521	19,636	42,874
Current cost of supplies adjustment:
Purchases	388	815	(1,714)
Taxation	(91)	(203)	444
Share of profit of joint ventures and associates	(26)	33	(42)
Current cost of supplies adjustment	271	645	(1,312)
Of which:
Attributable to Shell plc shareholders	257	650	(1,196)
Attributable to non-controlling interest	14	(5)	(116)
CCS earnings	16,792	20,281	41,562
Of which:
CCS earnings attributable to Shell plc shareholders	16,351	20,008	41,113
CCS earnings attributable to non-controlling interest	441	273	449

42	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
7. Segment information continued
Information by geographic area is as follows:

2024

						$ million
	Europe		Asia, Oceania, Africa	USA	Other Americas	Total
Third-party revenue, by origin	92,480	[A]	98,343	65,089	28,400	284,312
Goodwill, other intangible assets, property, plant and equipment, joint ventures and associates at December 31	40,971	[B]	88,588	55,245	49,372	234,176
[A]Includes $28,011 million that originated from the UK.
[B]Includes $15,822 million located in the UK (excluding assets reclassified as held for sale). (See Note 19).

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

2024

							$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total [A]
Capital expenditure	4,095	7,739	2,357	2,943	2,338	129	19,601
Investments in joint ventures and associates	672	150	88	347	138	9	1,404
Investments in equity securities	—	1	—	—	73	6	80
Cash capital expenditure	4,767	7,890	2,445	3,290	2,549	144	21,085
[A]See Consolidated Statement of Cash Flows.

43	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
7. Segment information continued

2023

							$ million
	Integrated Gas	Upstream	Marketing [A]	Chemicals and Products [A]	Renewables and Energy Solutions	Corporate	Total [B]
Capital expenditure	3,491	8,249	5,741	2,928	2,314	270	22,993
Investments in joint ventures and associates	705	94	49	84	261	9	1,202
Investments in equity securities	—	—	—	2	106	89	197
Cash capital expenditure	4,196	8,343	5,790	3,014	2,681	368	24,392
[A]Revised to conform with reporting segment changes applicable from 2024.
[B]See Consolidated Statement of Cash Flows.

2022

							$ million
	Integrated Gas	Upstream	Marketing [A]	Chemicals and Products [A]	Renewables and Energy Solutions	Corporate	Total [B]
Capital expenditure	3,433	8,020	4,674	3,688	2,610	175	22,600
Investments in joint ventures and associates	832	123	304	2	703	9	1,973
Investments in equity securities	—	—	—	1	156	103	260
Cash capital expenditure	4,265	8,143	4,978	3,691	3,469	287	24,833
[A]Revised to conform with reporting segment changes applicable from 2024.
[B]See Consolidated Statement of Cash Flows.

8. Revenue [A]

			$ million
	2024	2023	2022
Crude oil	40,625	39,609	46,523
Oil products	129,554	144,985	173,840
Natural gas and NGL	19,309	28,010	42,598
LNG	30,923	32,976	44,967
Power	11,566	11,822	5,801
Lubricants	11,511	11,548	11,195
Chemicals products	8,529	8,360	11,524
Other [B]	22,330	23,703	33,158
Revenue from contracts with customers	274,347	301,013	369,606
Revenue from other sources	9,965	15,607	11,708
Total revenue	284,312	316,620	381,314
[A]Note 7 contains a detailed analysis of the total revenue from customer contracts and other sources, broken down by segment and geographic area.
[B]Other primarily includes sales of Naphtha, LPG, Condensate, (refined) Bitumen, and revenue from smaller sales of various other products.
Revenue from other sources related to fair value accounting of commodity derivatives

44	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
9. Interest and other income

$ million
	2024		2023	2022
Interest income	2,372		2,313	1,046
Dividend income (from investments in equity securities)	83		49	216
Net (losses)/gains on sale and revaluation of non-current assets and businesses	(288)		257	642
Net foreign exchange losses on financing activities	(1,025)	[A]	(458)	(340)
Other	582		677	(649)
Total	1,724		2,838	915
[A]Net foreign exchange losses on financing activities include a $1,124 million loss from cumulative currency translation differences reclassified to profit and loss. This reclassification was mainly due to changes in the funding structure of Shell's UK businesses. These differences were previously recognised in equity as part of accumulated other comprehensive income.
Other includes amounts recognised in respect of sublease income from partners in joint operations (2024: $493 million, 2023: $418 million, 2022: $319 million).
In 2022, Other included the full write-down of the Nord Stream 2 loan amounting to $1,126 million as a result of Shell's withdrawal from Russian oil and gas activities.

10. Interest expense

$ million
	2024	2023	2022
Interest incurred and similar charges	2,800	2,669	1,971
Interest expense related to leases	1,722	1,772	1,724
Less: interest capitalised	(638)	(532)	(950)
Other net (gains)/losses on fair value and cash flow hedges of debt	(71)	45	(71)
Accretion expense	974	719	507
Total	4,787	4,673	3,181
The rate applied in determining the amount of interest capitalised in 2024 was 4.0% (2023: 4.0%; 2022: 4.0%).

11. Goodwill and other intangible assets

2024

	$ million
		Other intangible assets
	Goodwill	LNG off-take and sales contracts	Environmental certificates	Other		Total
Cost
At January 1	18,542	9,734	2,391	9,642		21,767
Additions	155	—	3,862	594		4,456
Sales, retirements and other movements [A]	(195)	(3,147)	(3,668)	(180)		(6,995)
Currency translation differences	(220)	—	(71)	(258)		(329)
At December 31	18,282	6,587	2,514	9,798		18,899
Depreciation, depletion and amortisation, including impairments
At January 1	1,882	6,751		4,763		11,514
Charge for the year [B]	510	590		744		1,334
Sales, retirements and other movements [A]	(101)	(3,147)		(169)		(3,316)
Currency translation differences	(41)	—		(113)		(113)
At December 31	2,250	4,194		5,225		9,419
Carrying amount at December 31	16,032	2,393	2,514	4,573	[C]	9,480
[A]Includes the reclassification of assets classified as held for sale. (See Note 19).
[B]Includes impairment losses and reversals (except for Goodwill). (See Note 13).
[C]Includes software ($1,013 million), power purchase agreements, retail customer relationships and trademarks.

45	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
11. Goodwill and other intangible assets continued

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
[A]Includes the reclassification of assets classified as held for sale. (See Note 19).
[B]Includes impairment losses and reversals. (See Note 13).
[C]Includes feedstock supply contracts and intellectual property rights ($948 million) from an acquisition in Marketing and software ($357 million) primarily in Integrated Gas and Marketing.
[D]Includes software ($829 million), power purchase agreements, retail customer relationships and trademarks.
Goodwill at December 31, 2024, related principally to the acquisition of BG Group plc in 2016, allocated to Integrated Gas ($4,945 million) and Upstream ($5,294 million) at the operating segment level, and to Pennzoil-Quaker State Company ($1,605 million), a lubricants business in the Marketing segment based largely in North America.

12. Property, plant and equipment

2024 [A]

	$ million
	Exploration and production		Manufacturing, supply and distribution
	Exploration and evaluation	Production		Other	Total
Cost
At January 1	8,635	285,670	113,069	47,696	455,070
Additions	1,174	12,835	8,256	4,181	26,446
Sales, retirements and other movements [B]	(2,390)	(22,324)	(15,636)	(3,430)	(43,780)
Currency translation differences	(205)	(3,156)	(1,782)	(1,847)	(6,990)
At December 31	7,214	273,025	103,907	46,600	430,746
Depreciation, depletion and amortisation, including impairments
At January 1	3,323	174,973	63,826	18,113	260,235
Charge for the year [C]	159	15,004	6,652	3,739	25,554
Sales, retirements and other movements [B]	(243)	(17,540)	(16,096)	(2,618)	(36,497)
Currency translation differences	(133)	(1,591)	(1,281)	(760)	(3,765)
At December 31	3,106	170,846	53,101	18,474	245,527
Carrying amount at December 31	4,108	102,179	50,806	28,126	185,219
[A]Includes right-of-use assets under leases. (See Note 22).
[B]Includes the reclassification of assets classified as held for sale. (See Note 19).
[C]Includes impairment losses and reversals. (See Note 13).

46	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
12. Property, plant and equipment continued

2023 [A]

	$ million
	Exploration and production		Manufacturing, supply and distribution
	Exploration and evaluation	Production		Other	Total
Cost
At January 1	11,565	277,016	106,785	39,595	434,961
Additions	2,161	10,731	5,910	7,029	25,831
Sales, retirements and other movements [B]	(5,164)	(1,153)	(1,016)	(1,387)	(8,720)
Reclassifications [C]	—	(2,779)	527	2,252	—
Currency translation differences	73	1,855	863	207	2,998
At December 31	8,635	285,670	113,069	47,696	455,070
Depreciation, depletion and amortisation, including impairments
At January 1	5,162	159,662	56,901	14,594	236,319
Charge for the year [D]	731	18,202	8,295	2,687	29,915
Sales, retirements and other movements [B]	(2,609)	(2,000)	(2,083)	(1,394)	(8,086)
Reclassifications [C]	—	(2,217)	63	2,154	—
Currency translation differences	39	1,326	650	72	2,087
At December 31	3,323	174,973	63,826	18,113	260,235
Carrying amount at December 31	5,312	110,697	49,243	29,583	194,835
[A]Includes right-of-use assets under leases. (See Note 22).
[B]Includes the reclassification of assets classified as held for sale. (See Note 19).
[C]Reclassifications of right-of-use assets. (See Note 22).
[D]Includes impairment losses and reversals. (See Note 13).
The carrying amount of property, plant and equipment at December 31, 2024, included $27,852 million (2023: $28,135 million) of assets under construction. This amount excludes exploration and evaluation assets. Assets under construction mainly include projects in Integrated Gas in Canada and Australia and projects in Upstream in the USA and Malaysia.
The carrying amount of exploration and production assets at December 31, 2024, included rights and concessions in respect of proved and unproved properties of $5,411 million (2023: $6,097 million). Exploration and evaluation assets principally comprise rights and concessions in respect of unproved properties and capitalised exploration drilling costs.
The total contractual commitments for the purchase and lease of property, plant and equipment at December 31, 2024, amounted to $7,815 million of which $2,914 million related to lease commitments.

Capitalised exploration drilling costs

	$ million
	2024	2023	2022
At January 1	3,136	2,911	3,015
Additions pending determination of proved reserves	1,104	1,967	1,298
Amounts charged to expense	(1,622)	(868)	(881)
Reclassifications to productive wells on determination of proved reserves	(333)	(874)	(531)
Other movements [A]	(231)	—	10
At December 31	2,054	3,136	2,911
[A] Includes the reclassification of assets classified as held for sale. (See Note 19).

	Projects		Wells
	Number	$ million	Number	$ million
Between 1 and 5 years	15	388	28	388
Between 6 and 10 years	14	778	22	720
Between 11 and 15 years	10	214	17	260
Between 16 and 20 years	3	34	4	46
Total [A]	42	1,414	71	1,414
[A] Number of projects increased by 13 as some of the individual wells moved to stand-alone projects.
Exploration drilling costs capitalised for periods greater than one year at December 31, 2024, analysed according to the most recent year of activity, are presented in the table above. These comprise $116 million relating to four projects where drilling activities were under way or firmly planned for the future, and $1,298 million relating to 38 projects awaiting development concepts.

47	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
13. Impairment of property, plant and equipment, goodwill and other intangible assets

Impairments

	$ million
	2024	2023	2022
Impairment losses
Goodwill	510	635	361
Intangible assets other than goodwill	319	130	153
Property, plant and equipment, of which [A]	3,673	8,182	1,799
Exploration and production	783	4,820	868
Manufacturing, supply and distribution	1,278	2,785	474
Other	1,612	577	457
Total [B]	4,502	8,947	2,313
Impairment reversals
Intangible assets other than goodwill	—	135	—
Property, plant and equipment, of which [A]	333	627	6,177
Exploration and production	74	528	5,954
Manufacturing, supply and distribution	114	91	72
Other	145	8	151
Total [B]	333	762	6,177
[A]Includes right-of-use assets under leases. (See Note 22).
[B]See Note 7.
Discount rate and other assumptions
The discount rates applied in determining value in use reflect a current market assessment of the time value of money, adjusted for risks not included in forecast cash flows. The discount rate applied is based on a nominal post-tax weighted average cost of capital (WACC), derived from the following key assumptions:

WACC assumptions

Risk-free rate
Derived from a range of benchmark US Treasury yields of varying maturities, to reflect the range of useful economic lives of Shell's assets and to appropriately adjust, where relevant, for pricing anomalies and short-term volatility of specific tenors.
Cost of debt [A] Derived from observable risk premiums on corporate debt issued by a group of comparable energy companies, adjusted for a blended statutory tax rate.
Cost of equity [A]
Calculated per the capital asset pricing model. Equity risk premiums are derived from a range of published sources, adjusted to reflect a beta derived from a peer group of comparable energy companies, and subsequently calibrated to ensure that total cost of equity is consistent with market practice.

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
The discount rate applied was a nominal post-tax WACC of 6% (2023: 6%) for the power activities in the Renewables and Energy Solutions segment and a nominal post-tax WACC of 7.5% (2023: 7.5%) for all other businesses. Management assessed the appropriateness of these discount rates as a result of rising bond yields towards the end of 2024. Management concluded that the discount rates remain appropriate and materially commensurate with other significant cash flow assumptions.

48	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
13. Impairment of property, plant and equipment, goodwill and other intangible assets continued
Recoverable value was predominantly assessed by reference to value in use in segments other than the Renewables and Energy Solutions segment. The pre-tax discount rates applied for value in use impairment testing vary according to the characteristics of the asset, including its useful life and cash flow profiles. The weighted average pre-tax discount rate applied in the recognition of impairment charges during the year was 9.0% for segments other than the Renewables and Energy Solutions segment.
The near-term commodity price assumptions applied in impairment testing were as follows:

Commodity price assumptions [A]

2024	2025	2026	2027	2028
Brent crude oil ($/b)	70	70	70	74
Henry Hub natural gas ($/MMBtu)	3.30	4.00	4.00	4.24

2023	2024	2025	2026	2027
Brent crude oil ($/b)	70	70	70	74
Henry Hub natural gas ($/MMBtu)	4.00	4.00	4.00	4.00
[A]Money of the day.
For periods after 2028, the real-term price assumptions applied were: $70 per barrel (/b) (2023: $70/b) for Brent crude oil, and a linear increase from $4.05 per million British thermal units (/MMBtu) to $5.00/MMBtu in 2048 (2023: $4.00/MMBtu) for Henry Hub natural gas.
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
The total carrying value of property, plant and equipment, goodwill and other intangible assets at December 31, 2024, for which recoverable value was tested in 2024 by reference to fair value less costs of disposal was $0.9 billion related to assets in Renewables and Energy Solutions and $1 billion in Marketing. The majority of the assets for which the recoverable value was determined by reference to fair value less costs of disposal are related to assets classified as held for sale (see Note 19).
The total carrying value of property, plant and equipment, goodwill and other intangible assets at December 31, 2023, for which recoverable value was tested in 2023 by reference to fair value less costs of disposal was $2.6 billion related to assets in Renewables and Energy Solutions and $2.5 billion in Chemicals and Products. The weighted average post-tax discount rate applied to impairments recognised during 2023 is 12% for Renewables and Energy Solutions and 10% for Chemicals and Products.
Goodwill
Goodwill impairments of $510 million in 2024 are mainly recognised in Renewables and Energy Solutions, triggered by a portfolio choice regarding renewable generation assets in North America.
Goodwill impairments of $635 million in 2023 were mainly recognised in Renewables and Energy Solutions primarily related to an asset in North America, triggered by annual goodwill impairment testing reflecting factors including the impact of the deteriorated macro environment.
Property, plant and equipment
Exploration and production
Impairment losses recognised in Exploration and production in 2024 of $783 million related to various assets in Integrated Gas ($543 million) and Upstream ($240 million). Impairments recognised in Integrated Gas mainly related to an asset located in Australia, triggered by factors including revised price, production and cost estimates. Impairment losses recognised in Upstream principally relate to projects in North America and Europe, triggered by portfolio choices.
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
Manufacturing, supply and distribution
Impairment losses recognised in Manufacturing, supply and distribution in 2024 of $1,278 million mainly related to an energy and chemicals park located in Singapore, due to remeasurement of the fair value less costs of disposal triggered by a sales agreement reached, and to various smaller assets in Chemicals and Products.

49	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
13. Impairment of property, plant and equipment, goodwill and other intangible assets continued
Impairment losses recognised in Manufacturing, supply and distribution in 2023 of $2,785 million mainly related to chemical assets in Singapore in Chemicals and Products, triggered by lower expected chemical margins and associated with portfolio choices.
Other
Other impairment losses in 2024 of $1,612 million mainly related to the impairments in Marketing ($1,518 million), assets in Renewables and Energy Solutions ($52 million) and various smaller assets in Integrated Gas, Upstream and Chemicals and Products. The impairment in Marketing principally relates to a biofuels facility located in the Netherlands, triggered by a temporary pause of on-site construction work.
Other impairment losses in 2023 of $577 million related to various assets in Marketing ($292 million) and assets in Renewables and Energy Solutions mainly in Europe ($273 million).
Impairment reversals in 2024 of $333 million are mainly triggered by the reassessment of value in use in Renewables and Energy Solutions ($134 million) and divestments in Chemicals and Products ($114 million).
Impairment reversals in 2023 of $627 million were mainly triggered by the reassessment of fair value less costs of disposal in Integrated Gas
($325 million) and revised reserves estimates in Upstream ($203 million).
Impairment losses in 2022 mainly related to the withdrawal from Russia ($854 million), the classification of an Upstream asset as held for sale ($320 million) and an impairment of capital expenditure additions in fully impaired sites in Chemicals and Products ($257 million).
The recognition of impairment reversals in 2022 was mainly triggered by the revision of Shell's mid- and long-term commodity price assumptions reflecting the energy market demand and supply fundamentals. They are related to: i) Integrated Gas for $3,449 million, mainly relating to the Queensland Curtis LNG asset; and ii) Upstream for $2,504 million, mainly related to two offshore projects in Brazil and an asset in the Gulf of America.
Sensitivities
The main sensitivities in relation to value in use impairment assessment are the commodity price assumptions in Integrated Gas and Upstream, refining and chemical margins in Chemicals and Products, and discount rates in all segments.
Commodity price assumptions
A change of -10% or +10% in the commodity price assumptions over the entire cash flow projection period would ceteris paribus result in $5-9 billion in impairments or $2-5 billion in impairment reversal, respectively, in Integrated Gas and Upstream.
Refining margins
Refining margins applied for impairment testing by reference to value in use are at an average of $10/bbl. A change of -$1/bbl or +$1/bbl in long-term refining margins over the entire cash flow projection period would ceteris paribus result in no impairments or up to $0.5 billion in impairment reversal, respectively, in Chemicals and Products.
Chemical margins
Chemical margins applied for impairment testing by reference to value in use are at an average of $197.5/tonne. A change of -$30/tonne or +$30/tonne in long-term chemical margins over the entire cash flow projection period would ceteris paribus result in up to $0.5 billion in impairments or no impairment reversal, respectively, in Chemicals and Products.
Discount rates
A change of +1% in the discount rate would ceteris paribus result in $1-3 billion in impairments in Integrated Gas and Upstream, and would have no significant impact in other segments.
Where applicable, the above sensitivities include impairment charges that would arise in respect of associates and joint ventures. Where carrying values have been supported by reference to fair value less costs of disposal, recoverable amounts are less sensitive to Shell's planning assumptions. This is on the basis that key assumptions (including discount rates and commodity prices) have been adjusted to reflect those used by market participants.
In calculating recoverable value, key assumptions are not determined in isolation, to ensure relevant interdependencies are appropriately reflected. In particular, management considers the relationship between discount rates, forecast commodity prices and cash flow risking to ensure impairment testing assumptions result in an implicit expected return which is balanced and appropriate for the asset under review. Each of the sensitivities described above has been tested under a ceteris paribus assumption where all other factors remain unchanged, and as such does not reflect the potential offsetting effects of corresponding changes in other assumptions.

50	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
14. Joint ventures and associates

Shell share of comprehensive income of joint ventures and associates

								$ million
	2024				2023			2022
	Joint ventures	Associates	Total		Joint ventures	Associates	Total	Joint ventures	Associates		Total
Income for the period	970	2,023	2,993	[A]	1,619	2,106	3,725	2,589	1,383	[B]	3,972
Other comprehensive (loss)/income for the period	(71)	—	(71)		(183)	—	(183)	21	—		21
Comprehensive income for the period	899	2,023	2,922		1,436	2,106	3,542	2,610	1,383		3,993
[A]Includes impairment charges of $873 million, mainly related to joint ventures and associates in the Renewables and Energy Solutions segment.
[B]Includes an impairment charge of $1,614 million related to Sakhalin-2 following the withdrawal from Russia.

Carrying amount of interests in joint ventures and associates

	$ million
	Dec 31, 2024			Dec 31, 2023
	Joint ventures	Associates	Total	Joint ventures	Associates	Total
Net assets	15,783	7,662	23,445	17,382	7,075	24,457

Transactions with joint ventures and associates [A]

	$ million
	2024	2023	2022
Sales and charges to joint ventures and associates	9,652	10,223	12,230
Purchases and charges from joint ventures and associates	13,076	15,084	22,286
[A]Includes 19% (2023: 25%) of sales and 14% (2023: 19%) purchases in transactions with one joint venture operating in the oil trading business.
These transactions principally comprise sales and purchases of goods and services in the ordinary course of business. Related balances outstanding at December 31, 2024, and 2023, are presented in Notes 16 and 20.

Other arrangements in respect of joint ventures and associates

	$ million
	Dec 31, 2024	Dec 31, 2023
Commitments to make purchases from joint ventures and associates [A]	1,078	1,397
Commitments to provide debt or equity funding to joint ventures and associates	323	405
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

51	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
15. Investments in securities

Investments in securities

	$ million
	Dec 31, 2024	Dec 31, 2023
Equity securities:	1,104	1,605
Equity securities at fair value through other comprehensive income	1,104	1,605
Debt securities:	1,151	1,641
Debt securities at amortised cost	37	28
Debt securities at fair value through other comprehensive income	1,017	1,285
Debt securities at fair value through profit or loss	97	328
Total	2,255	3,246
At fair value
Measured by reference to prices in active markets for identical assets	1,197	1,983
Measured by reference to other observable inputs	95	92
Measured using predominantly unobservable inputs	926	1,143
Total	2,218	3,218
At cost	37	28
Total	2,255	3,246
As at December 31, 2024, investments included equity securities comprising interests in which Shell has no significant influence; debt securities, principally comprising a portfolio required to be held by the Company's internal insurance entities as security for their activities; and assets held in escrow in relation to the Group's UK pension arrangements.

Investments in securities measured using predominantly unobservable inputs [A]

	$ million
	2024	2023
At January 1	1,143	1,299
Losses recognised in other comprehensive income	(16)	(126)
Purchases	63	146
Sales	(260)	(207)
Other movements	(4)	31
At December 31	926	1,143
[A]Based on expected dividend flows, adjusted for country and other risks as appropriate and discounted to their present value.

52	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
16. Trade and other receivables

	$ million
	Dec 31, 2024		Dec 31, 2023
	Current	Non-current	Current	Non-current
Trade receivables	31,041	—	36,273	—
Lease receivables	189	875	188	1,032
Other receivables	8,014	3,528	9,642	2,801
Amounts due from joint ventures and associates	903	152	1,014	278
Prepayments and deferred charges	5,713	1,463	6,156	2,187
Total	45,860	6,018	53,273	6,298
The fair value of financial assets included above approximates the carrying amount and was determined from predominantly unobservable inputs.
Other receivables at December 31, 2024, included current indirect tax receivables of $1.5 billion (2023: $1.5 billion), government subsidies of $795 million (2023:$484 million), non-current income tax receivables of $680 million (2023: $568 million) and current income tax receivables of $391 million (2023: $558 million).
Provisions for impairments deducted from trade and other receivables amounted to $1,253 million at December 31, 2024 (2023: $1,251 million).
Allowance for expected credit losses -- trade receivables
Shell uses a provision matrix to calculate expected credit losses (ECLs) for trade receivables. The provision matrix is initially based on Shell's historical observed default rates. Shell calculates the ECL to adjust the historical credit loss experienced with forward-looking information.
The ECL at December 31, 2024, was $113 million (2023: $185 million), which represents 0.36-0.51% (2023: 0.51-0.54%) of all trade receivables.
A loss allowance provision of $414 million (2023: $415 million) was established in addition to all other impairments to trade receivables as at December 31, 2024, that are outside of the provision matrix calculations.

Lease receivables
Lease contracts where Shell is the lessor are classified as finance leases or operating leases. Receivables for lease contracts classified as finance leases are as follows:

		$ million
	Dec 31, 2024	Dec 31, 2023
Less than one year	234	238
Between 1 and 5 years	732	848
5 years and later	316	453
Total undiscounted lease payments receivable	1,282	1,539
Unearned finance income	218	260
Net investment in leases	1,064	1,279
In addition, at December 31, 2024, Shell is entitled to future contractual payments under operating leases of $277 million (2023: $312 million).

17. Inventories

	$ million
	Dec 31, 2024	Dec 31, 2023
Oil, gas and chemicals	20,211	22,232
Environmental certificates	1,602	2,108
Materials	1,613	1,679
Total	23,426	26,019
Inventories at December 31, 2024, included write-downs to net realisable value of $483 million (2023: $1,567 million).

53	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
18. Cash and cash equivalents

	$ million
	Dec 31, 2024	Dec 31, 2023
Cash	5,551	5,886
Short-term bank deposits	10,706	6,590
Money market funds, reverse repos and other cash equivalents	22,853	26,298
Total	39,110	38,774
In 2024, cash continued to be invested with an emphasis on capital preservation. Information about credit risk is presented in Note 26. Included in cash and cash equivalents at December 31, 2024, were amounts totalling $1,274 million (2023: $460 million) subject to currency controls or other legal restrictions. The increase mainly relates to cash recognised in respect of joint arrangements.

19. Assets held for sale

			$ million
		Dec 31, 2024			Dec 31, 2023 [A]
	Current	Non-current	Total	Current	Non-current	Total
Intangible assets	—	67	67	—	71	71
Property, plant and equipment	—	8,283	8,283	—	250	250
Joint ventures and associates	—	—	—	—	19	19
Deferred tax	—	—	—	—	10	10
Retirement benefits	—	—	—	—	1	1
Trade and other receivables	276	47	323	103	34	137
Derivative financial instruments	4	—	4	—	—	—
Inventories	1,180	—	1,180	463	—	463
Assets classified as held for sale	1,460	8,397	9,857	566	385	951
Debt	49	575	624	2	82	84
Trade and other payables	476	8	484	94	—	94
Deferred tax	—	2,042	2,042	—	—	—
Retirement benefits	—	—	—	—	53	53
Decommissioning and other provisions	134	2,919	3,053	7	68	75
Income taxes payable	—	—	—	1	—	1
Liabilities directly associated with assets classified as held for sale	659	5,544	6,203	104	203	307
[A]In 2024, Shell ceased to classify an energy and chemicals park in Europe in Chemicals and Products as held for sale as it no longer met the criteria. All other assets classified as held for sale at December 31, 2023, were sold in 2024.
At December 31, 2024, assets held for sale mainly related to Shell's UK offshore oil and gas assets in Upstream, and mining interests in North America and an energy and chemicals park in Singapore, both in Chemicals and Products. The disposal of assets classified as held for sale at December 31, 2024, are expected to be completed in 2025.

20. Trade and other payables

	$ million
	Dec 31, 2024		Dec 31, 2023
	Current	Non-current	Current	Non-current
Trade payables	29,767	—	34,591	—
Other payables [A]	9,838	2,990	9,887	2,835
Sales taxes, excise duties and similar levies	3,439	—	3,105	—
Amounts due to joint ventures and associates	6,410	67	7,519	33
Accruals and deferred income	11,239	233	13,135	235
Total	60,693	3,290	68,237	3,103
[A]Includes obligations under environmental compliance schemes of $3,935 million as at December 31, 2024 (2023: $4,046 million). (See Note 5).
The fair value of financial liabilities included above approximates the carrying amount and was determined from predominantly unobservable inputs.
Other payables include amounts due to joint arrangement partners and in respect of other project-related items.
Information about offsetting, collateral and liquidity risk is presented in Note 26.

54	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
21. Debt

Debt

	$ million
	Dec 31, 2024			Dec 31, 2023
	Debt (excluding lease liabilities)	Lease liabilities [A]	Total	Debt (excluding lease liabilities)	Lease liabilities [A]	Total
Current debt:	6,920	4,710	11,630	5,288	4,643	9,931
Short-term debt	642		642	845		845
Long-term debt due within 1 year	6,278	4,710	10,988	4,443	4,643	9,086
Non-current debt	41,456	23,992	65,448	48,544	23,066	71,610
Total	48,376	28,702	77,078	53,832	27,709	81,541
[A]Further analysis of lease liabilities is provided in Note 22.
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

Net debt

					$ million
	(Asset)/liability
	Current debt	Non-current debt	Derivative financial instruments	Cash and cash equivalents (see Note 18)	Net debt*
At January 1, 2024	9,931	71,610	775	(38,774)	43,542
Cash flow	(9,653)	35	(594)	(1,097)	(11,309)
Lease additions [A]	763	5,083			5,846
Other movements	10,909	(10,040)	(319)	—	550
Currency translation differences and foreign exchange losses/(gains)	(320)	(1,240)	979	761	180
At December 31, 2024	11,630	65,448	841	(39,110)	38,809
At January 1, 2023	9,001	74,794	1,288	(40,246)	44,837
Cash flow	(9,617)	(215)	723	1,778	(7,331)
Lease additions [A]	1,021	3,321			4,342
Other movements	9,619	(7,184)	(481)	—	1,954
Currency translation differences and foreign exchange (gains)/losses	(93)	894	(755)	(306)	(260)
At December 31, 2023	9,931	71,610	775	(38,774)	43,542
[A]Further analysis of lease liabilities is provided in Note 22.

Borrowing facilities and amounts undrawn

	$ million
	Facility		Amount undrawn
	Dec 31, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2023
CP programmes	20,000	20,000	20,000	20,000
EMTN programme	N/A	unlimited	N/A	N/A
US shelf registration	unlimited	unlimited	N/A	N/A
Committed credit facilities	8,000	9,920	8,000	9,920
* Non-GAAP measure (see page 337).

55	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
21. Debt continued
During 2024, Shell had access to international debt capital markets via two commercial paper (CP) programmes, a US universal shelf (US shelf) registration and a Euro medium-term note (EMTN) programme. Issuances under the CP programmes are supported by a committed credit facility and cash.
Under the CP programmes, Shell can issue debt of up to $10,000 million with maximum maturities ranging between 183 days and 364 days depending on the form of the notes issued; and $10,000 million with maturities not exceeding 397 days.
The US shelf registration provides Shell with the flexibility to issue debt securities, ordinary shares, preferred shares and warrants. The registration is updated once every three years and was last updated in December 2023. During 2024, no debt was issued under this registration (2023: no debt issued).
The EMTN programme lapsed in November 2024 and will be renewed during 2025. During 2024, no debt was issued under this programme
(2023: no debt issued).
On December 13, 2019, Shell refinanced its revolving credit facility (RCF), which is linked to the Secured Overnight Financing Rate (SOFR), at pre-agreed margins. Shell elected not to extend the short-dated tranche of $1,920 million in 2024. The remaining $8,000 million expires in 2026 (2023: $8,000 million expiring in 2026). The terms and availability are not conditional on Shell's financial ratios nor its credit ratings. The interest and fees related to these facilities are linked to Shell's progress towards reaching its short-term Net Carbon Intensity target.
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

2024

	$ million
	Contractual payments
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total	Difference from carrying amount	Carrying amount
Bonds	6,036	3,792	2,344	5,207	2,333	27,369	47,081	(395)	46,686
EMTN	3,286	1,042	2,344	3,707	833	6,469	17,681	(260)	17,421
US shelf	2,750	2,750	—	1,500	1,500	20,900	29,400	(135)	29,265
Bank and other borrowings	885	169	69	289	32	246	1,690	—	1,690
Total (excluding interest)	6,921	3,961	2,413	5,496	2,365	27,615	48,771	(395)	48,376
Interest	1,437	1,265	1,184	1,162	1,055	12,214	18,317

2023

	$ million
	Contractual payments
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total	Difference from carrying amount	Carrying amount
Bonds	4,292	6,194	3,856	2,489	5,442	30,049	52,322	(567)	51,755
EMTN	3,042	3,444	1,106	2,489	3,942	7,649	21,672	(414)	21,258
US shelf	1,250	2,750	2,750	—	1,500	22,400	30,650	(153)	30,497
Bank and other borrowings	1,060	230	73	346	53	316	2,078	(1)	2,077
Total (excluding interest)	5,352	6,424	3,929	2,835	5,495	30,365	54,400	(568)	53,832
Interest	1,569	1,452	1,285	1,207	1,177	13,366	20,056
Interest rate swaps have been entered into against certain fixed rate debt affecting the effective interest rate on these balances (see Note 26).
The fair value of debt excluding lease liabilities at December 31, 2024, was $44,119 million (2023: $50,866 million), mainly determined from the prices quoted for those securities. The difference between the fair value of debt and the carrying amount is predominantly related to the difference between the fixed rate and the current market rate.

56	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
22. Leases
Shell has lease contracts in Integrated Gas and Upstream, principally for floating production storage and offloading units, pipeline assets, subsea equipment, drilling and ancillary equipment, service vessels, LNG vessels and land and buildings; in Marketing, principally for land and retail sites; in Chemicals and Products, principally for plant pipeline and machinery, tankers and storage capacity; in Renewables and Energy Solutions, principally for power generation assets, storage capacity and land; and in Corporate, principally for land and buildings. Shell's obligations under its leases are secured on the leased assets.
Right-of-use assets
Right-of-use assets are included in property, plant and equipment for the following amounts:

2024

	$ million
		Manufacturing, supply and distribution
	Production		Other [C]	Total
Cost
At January 1	12,597	19,485	12,151	44,233
Additions	1,669	4,912	660	7,241
Sales, retirements and other movements [A]	(554)	(565)	(2,463)	(3,582)
Currency translation differences	(147)	(94)	(421)	(662)
At December 31	13,565	23,738	9,927	47,230
Depreciation, depletion and amortisation, including impairments
At January 1	7,146	8,049	4,959	20,154
Charge for the year [B]	1,525	2,837	1,066	5,428
Sales, retirements and other movements [A]	(891)	(1,552)	(2,130)	(4,573)
Currency translation differences	(26)	(29)	(177)	(232)
At December 31	7,754	9,305	3,718	20,777
Carrying amount at December 31	5,811	14,433	6,209	26,453
[A]Includes the reclassification of right-of-use assets to assets held for sale.
[B]Includes impairment losses ($438 million) and reversals ($11 million).
[C]Other mainly includes lease contracts for retail sites, land, and buildings in Marketing, Renewables and Energy Solutions and Corporate.

2023

	$ million
		Manufacturing, supply and distribution
	Production		Other [D]	Total
Cost
At January 1	14,675	16,463	9,899	41,037
Additions	790	2,442	1,308	4,540
Sales, retirements and other movements [A]	(116)	29	(1,040)	(1,127)
Reclassifications [B]	(2,779)	527	2,252	—
Currency translation differences	27	24	(268)	(217)
At December 31	12,597	19,485	12,151	44,233
Depreciation, depletion and amortisation, including impairments
At January 1	8,275	6,695	2,950	17,920
Charge for the year [C]	1,382	2,428	998	4,808
Sales, retirements and other movements [A]	(303)	(1,149)	(1,042)	(2,494)
Reclassifications [B]	(2,217)	63	2,154	—
Currency translation differences	9	12	(101)	(80)
At December 31	7,146	8,049	4,959	20,154
Carrying amount at December 31	5,451	11,436	7,192	24,079
[A]Includes the reclassification of right-of-use assets to assets held for sale.
[B]Reclassification from Production to Manufacturing, supply and distribution and Other.
[C]Includes impairment losses ($72 million) and reversals ($2 million).
[D]Other mainly includes lease contracts for retail sites, land, and buildings in Marketing, Renewables and Energy Solutions and Corporate.

57	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
22. Leases continued
Lease arrangements
Shell also has certain lease contracts of items with lease terms of 12 months or less. For these lease contracts, Shell applies the short-term lease recognition exemption. Lease expenses not included in the measurement of lease liability are:

Lease expenses not included in the measurement of lease liability

		$ million
	2024	2023
Expense relating to short-term leases	360	495
Expense relating to variable lease payments	1,448	1,415
The total cash outflow in respect of leases representing repayments of principal and payment of interest in 2024 was $6,891 million (2023: $7,512 million), recognised in Repayment and interest paid in the Consolidated Statement of Cash Flows.
The future lease payments under lease contracts and the carrying amounts at December 31, by payment date are as follows:

2024

	$ million
	Contractual lease payments		Interest	Lease liabilities
Less than 1 year	6,367		1,657	4,710
Between 1 and 5 years	15,772		4,662	11,110
5 years and later	19,814		6,932	12,882
Total	41,953	[A]	13,251	28,702
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

2023

	$ million
	Contractual lease payments	Interest	Lease liabilities
Less than 1 year	6,182	1,539	4,643
Between 1 and 5 years	16,105	4,443	11,662
5 years and later	16,794	5,390	11,404
Total	39,081	11,372	27,709

23. Taxation

Taxation charge

	$ million
	2024	2023	2022
Current tax:
Charge in respect of current period	13,648	13,066	16,383
Adjustments in respect of prior periods	58	(422)	(947)
Total	13,706	12,644	15,436
Deferred tax:
Relating to the origination and reversal of temporary differences, tax losses and credits	(491)	(305)	5,196
Relating to changes in tax rates and legislation	112	242	785
Adjustments in respect of prior periods	74	410	524
Total	(305)	347	6,505
Total taxation charge	13,401	12,991	21,941

58	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
23. Taxation continued
Adjustments in respect of prior periods relate to events in the current period and reflect the effects of changes in rules, facts or other factors compared with those used in establishing the current tax position or deferred tax balance in prior periods.
In 2022, adjustments in respect of changes in tax rates and legislation of $524 million principally relate to the introduction of the UK Energy Profits Levy Act 2022 (EPL).

Pillar Two
	$ million
	2024	2023	2022
Taxation charge	13,401	12,991	21,941
Of which:
Income tax excluding Pillar Two income tax	13,150	12,991	21,941
Income tax related to Pillar Two income tax	251	—	—
On June 20, 2023, the UK substantively enacted Pillar Two Model Rules, effective as from January 1, 2024. The Pillar Two rules are designed to ensure large multinational enterprises (meeting certain conditions) pay a minimum level of tax on the income arising in each jurisdiction where they operate. Shell has applied the exception, as set out in the amendments to IAS 12 Income Taxes, to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

Reconciliation of applicable tax charge at statutory tax rates to taxation charge

			$ million
	2024	2023	2022
Income before taxation	29,922	32,627	64,815
Less: share of profit of joint ventures and associates	(2,993)	(3,725)	(3,972)
Income before taxation and share of profit of joint ventures and associates	26,929	28,902	60,843
Applicable tax charge at standard statutory tax rates	11,782	11,921	22,170
Adjustments in respect of prior periods	132	(12)	(424)
Tax effects of:
Expenses not deductible for tax purposes	747	1,225	849
Incentives for investment and development	(374)	(553)	(1,388)
Derecognition/(recognition) of deferred tax assets	255	243	(457)
Changes in tax rates and legislation	112	242	785
Income not subject to tax at standard statutory rates	360	(213)	234
Disposals	(134)	(113)	39
Exchange rate differences	(12)	89	(102)
Other reconciling items	533	162	235
Taxation charge	13,401	12,991	21,941
Weighted average of statutory tax rates [A]	44%	41%	36%
Effective tax rate based on income before taxation [B]	45%	40%	34%
Effective tax rate based on income before taxation excluding share of profit of joint ventures and associates [C]	50%	45%	36%
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

59	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
23. Taxation continued
Compared with 2023, the increase in the weighted average of statutory tax rates mainly reflects a higher proportion of total earnings subject to relatively higher tax rates in Upstream.

2024 – Deferred tax

						$ million
Deferred tax asset	Decommissioning and other provisions	Property, plant and equipment	Tax losses and credits carried forward	Retirement benefits	Other	Total
At January 1, 2024	7,577	1,584	4,280	1,750	4,432	19,623
Credit/(charge) to income	528	254	(388)	—	799	1,193
Currency translation differences	(94)	(7)	(129)	(77)	(31)	(338)
Other comprehensive income	—	—	33	(162)	46	(83)
Other movements	(1,170)	(17)	(229)	343	(11)	(1,084)
At December 31, 2024	6,841	1,814	3,567	1,854	5,235	19,311
Deferred tax liability
At January 1, 2024		(21,996)		(2,880)	(3,640)	(28,516)
(Charge)/credit to income		(799)		(138)	49	(888)
Currency translation differences		231		386	68	685
Other comprehensive income		(2)		(267)	(15)	(284)
Other movements		3,652		(351)	(257)	3,044
At December 31, 2024		(18,914)		(3,250)	(3,795)	(25,959)
Net deferred tax liability at December 31, 2024						(6,648)
Deferred tax asset/(liability) as presented in the balance sheet at December 31, 2024
Deferred tax asset						6,857
Deferred tax liability						(13,505)

2023 – Deferred tax

						$ million
Deferred tax asset	Decommissioning and other provisions	Property, plant and equipment	Tax losses and credits carried forward	Retirement benefits	Other	Total
At January 1, 2023	6,049	4,290	6,446	1,977	4,827	23,589
(Charge)/credit to income	61	(680)	(2,025)	27	557	(2,060)
Currency translation differences	89	18	66	28	(11)	190
Other comprehensive income	—	—	(5)	104	23	122
Other movements	1,378	(2,044)	(202)	(386)	(964)	(2,218)
At December 31, 2023	7,577	1,584	4,280	1,750	4,432	19,623
Deferred tax liability
At January 1, 2023		(24,818)		(3,189)	(3,953)	(31,960)
Credit/(charge) to income		2,109		(228)	(168)	1,713
Currency translation differences		(173)		227	—	54
Other comprehensive income		(3)		(90)	(3)	(96)
Other movements		889		400	484	1,773
At December 31, 2023		(21,996)		(2,880)	(3,640)	(28,516)
Net deferred tax asset at December 31, 2023						(8,893)
Deferred tax asset/(liability) as presented in the balance sheet at December 31, 2023
Deferred tax asset						6,454
Deferred tax liability						(15,347)
The presentation in the balance sheet takes into consideration the offsetting of deferred tax assets and deferred tax liabilities within the same tax jurisdiction, where this is permitted. The overall deferred tax position in a particular tax jurisdiction determines if a deferred tax balance related to that jurisdiction is presented within deferred tax assets or deferred tax liabilities.

60	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
23. Taxation continued
Other movements in deferred tax assets and liabilities are mainly related to assets classified as held for sale and liabilities directly associated with assets classified as held for sale (see note 19).
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
Deferred tax assets of $6,857 million (2023: $6,454 million) are recognised only to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those assets are likely to be recovered, and a judgement as to whether or not there will be sufficient taxable profits available to offset the assets. It is considered probable based on business forecasts that such taxable profits will be available. For Marketing, as well as Chemicals and Products, additional judgement is required; in some jurisdictions the assessment of forecasted taxable profits resulting in deferred tax asset recognition of $315 million (2023: $455 million) extends for an additional 10 years beyond Shell's regular 10-year planning horizon. In those situations, additional risking has been applied to the forecast of taxable profits. For Integrated Gas and Upstream, deferred tax assets recognised are expected to be recovered within the period of production of each asset. For deferred tax assets of $625 million (2023: $241 million) as at December 31, 2024, this period extends beyond 10 years.
The amount of deferred tax assets which are dependent on future taxable profits not arising from the reversal of existing deferred tax liabilities, and which relate to tax jurisdictions where Shell has suffered a loss in the current or preceding year, was $4,022 million at December 31, 2024 (2023: $2,027 million). The increase compared with 2023 is primarily attributable to a higher number of entities which have generated losses in 2024.

Expected expiration of unused tax losses, unrecognised deductible temporary differences and tax credits

		$ million
Expected expiration	Dec 31, 2024	Dec 31, 2023
Less than 1 year	375	1,496
Between 1 and 5 years	1,318	1,475
5 years and later [A]	75,768	71,709
Total	77,461	74,680
[A]Includes unrecognised losses for Petroleum Resource Rent Tax (PRRT) in Australia which, due to the annual augmentation, increased to $49,893 million as at the end of the most recent PRRT fiscal year, June 30, 2024 (June 30, 2023: $46,220 million).
Unrecognised taxable temporary differences associated with undistributed retained earnings of investments in subsidiaries, joint ventures and associates amounted to $4,504 million at December 31, 2024 (2023: $5,311 million). These retained earnings are subject to withholding tax upon distribution.
Excluding unrecognised tax losses for PRRT, the unrecognised deductible temporary differences, unused tax losses and credits carried forward amounted to $27,568 million at December 31, 2024 (2023: $28,460 million), and included amounts of $25,875 million (2023: $25,489 million) that are subject to time limits for utilisation of five years or later, or are not time limited.

24. Retirement benefits
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

61	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
24. Retirement benefits continued

Financial position

	$ million
	Dec 31, 2024	Dec 31, 2023
Obligations	(66,054)	(78,024)
Plan assets	69,707	79,961
Asset ceilings	(402)	(335)
Surplus	3,251	1,602
Retirement benefits in the Consolidated Balance Sheet:
Non-current assets	10,003	9,151
Non-current liabilities:	(6,752)	(7,549)
Non-current liabilities - Pensions	(3,874)	(4,448)
Non-current liabilities - OPEB	(2,878)	(3,101)
Total	3,251	1,602

Retirement benefit expense

	$ million
	2024	2023	2022
Defined benefit plans:
Current service cost, net of plan participants' contributions	802	731	1,100
Interest expense on defined pension benefit obligations	2,757	3,072	1,584
Interest income on plan assets	(2,999)	(3,417)	(1,732)
Interest expense on OPEB obligations	154	166	120
Current OPEB service cost	38	36	57
Other [A]	(457)	262	246
Total	295	850	1,375
Defined contribution plans	514	474	420
Total retirement benefit expense	809	1,324	1,795
[A]Mainly related to plan amendments and curtailments on pension plans and OPEB plans.
Retirement benefit expenses are presented principally within production and manufacturing expenses and selling, distribution and administrative expenses in the Consolidated Statement of Income. Interest income on plan assets is calculated using the same rate as that applied to the related defined benefit obligations for each plan to determine interest expense.

Remeasurements

	$ million
	2024	2023	2022
Actuarial gains/(losses) on obligations:
Due to changes in financial assumptions on pensions [A]	4,445	(1,513)	28,840
Due to changes in financial assumptions on OPEB [A]	249	(264)	527
Due to experience adjustments on pensions [B]	(701)	(491)	(2,956)
Due to experience adjustments on OPEB [B]	(259)	230	1,480	[D]
Due to changes in demographic assumptions on pensions [C]	445	(299)	27
Due to changes in demographic assumptions on OPEB [C]	87	(38)	25
Total	4,266	(2,375)	27,943
Return on plan assets in (shortage)/excess of interest income	(2,319)	1,243	(20,612)
Other movements	(93)	44	(349)
Total remeasurements	1,854	(1,088)	6,982
[A]Mainly relates to changes in the discount rate and inflation assumptions.
[B]Experience adjustments arise from differences between the actuarial assumptions made in respect of the year and actual outcomes.
[C]Mainly relates to updates in mortality assumptions.
[D]In 2022, experience adjustments in OPEB includes $782 million to reflect the impact of prescription drug rebates.

62	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
24. Retirement benefits continued
Defined benefit plan obligations

2024

	$ million, except where indicated
	Pension benefits						Other post-employment benefits
	The Netherlands	UK	USA		Rest of the world		OPEB [C]	Total
At January 1	26,746	19,074	15,579		13,524		3,101	78,024
Current service cost	186	148	239		215		38	826
Interest expense	847	847	507		556		154	2,911
Actuarial gains	(1,377)	(1,793)	(997)		(22)		(77)	(4,266)
Benefit payments	(1,076)	(1,081)	(702)		(770)		(141)	(3,770)
Other movements	(251)	(1)	(5,030)	[A]	540		(95)	(4,837)
Currency translation differences	(1,498)	(237)	—		(997)		(102)	(2,834)
At December 31	23,577	16,957	9,596		13,046	[B]	2,878	66,054
Comprising:
Funded pension plans	23,577	16,638	8,787		10,913			59,915
Weighted average duration	15 years	12 years	12 years		13 years			13 years
Unfunded pension plans		319	809		2,133			3,261
Weighted average duration		15 years	8 years		11 years			11 years
Unfunded OPEB plans							2,878	2,878
Weighted average duration							12 years	12 years
[A]Other movements mainly include the contract that the defined benefit pension plan in the USA, Shell Pension Plan, has entered into with a third-party insurance company to settle $5,052 million of pension liabilities. The settlement price consisted of $4,920 million of pension assets.
[B]Rest of the world includes pension plans in Germany ($3,234 million) and Canada ($3,641 million) which are the largest pension plans in this category.
[C]Mainly related to post-retirement medical benefits in the USA.

2023

	$ million, except where indicated
	Pension benefits					Other post-employment benefits
	The Netherlands	UK	USA	Rest of the world		OPEB [B]	Total
At January 1	24,608	17,791	14,793	13,410		2,879	73,481
Current service cost	184	145	215	179		36	759
Interest expense	904	881	695	592		166	3,238
Actuarial losses	929	257	832	285		72	2,375
Benefit payments	(1,032)	(1,014)	(956)	(757)		(88)	(3,847)
Other movements	252	—	—	(63)		—	189
Currency translation differences	901	1,014	—	(122)		36	1,829
At December 31	26,746	19,074	15,579	13,524	[A]	3,101	78,024
Comprising:
Funded pension plans	26,746	18,734	14,695	11,298			71,473
Weighted average duration	16 years	15 years	11 years	13 years			14 years
Unfunded pension plans		340	884	2,226			3,450
Weighted average duration		16 years	8 years	11 years			11 years
Unfunded OPEB plans						3,101	3,101
Weighted average duration						13 years	13 years
[A]Rest of the world includes pension plans in Germany ($3,647 million) and Canada ($3,930 million) which are the largest pension plans in this category.
[B]Mainly related to post-retirement medical benefits in the USA.

63	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
24. Retirement benefits continued
Defined benefit plan assets

2024

	$ million
	Pension benefits
	The Netherlands	UK	USA		Rest of the world		Total
At January 1	30,266	22,320	14,835		12,540		79,961
Return on plan assets in excess of interest income	(34)	(2,435)	(566)		716		(2,319)
Interest income	946	995	487		571		2,999
Employer contributions	2	36	262		109	[B]	409
Plan participants' contributions	12	17	—		7		36
Benefit payments	(1,076)	(1,081)	(702)		(731)		(3,590)
Other movements	(9)	(22)	(4,891)	[A]	470		(4,452)
Currency translation differences	(1,777)	(270)	—		(1,290)		(3,337)
At December 31	28,330	19,560	9,425		12,392	[C]	69,707
[A]Other movements mainly include the contract that the defined benefit pension plan in the USA, Shell Pension Plan, has entered into with a third-party insurance company to settle $5,052 million of pension liabilities. The settlement price consisted of $4,920 million of pension assets.
[B]Includes a netted amount of $108 million received from a captive structure in relation to pension plans reinsured in Rest of the world.
[C]Rest of the world includes pension plans in Germany ($2,705 million) and Canada ($3,179 million) which are the largest pension plans in this category.

2023

	$ million
	Pension benefits
	The Netherlands	UK	USA	Rest of the world		Total
At January 1	27,986	21,963	14,243	12,564		76,756
Return on plan assets in excess of interest income	833	(999)	609	800		1,243
Interest income	1,035	1,094	679	609		3,417
Employer contributions	419	34	274	(23)	[A]	704
Plan participants' contributions	11	16	—	7		34
Benefit payments	(1,032)	(1,014)	(957)	(703)		(3,706)
Other movements	(6)	(16)	(13)	17		(18)
Currency translation differences	1,020	1,242	—	(731)		1,531
At December 31	30,266	22,320	14,835	12,540	[B]	79,961
[A]Includes the netted amount of $212 million received from the captive structure in relation to pension plans reinsured in Rest of the world.
[B]Rest of the world includes pension plans in Germany ($2,730 million) and Canada ($3,504 million) which are the largest pension plans in this category.
The table below presents percentages derived from a weighted average calculation of the investments in the plan assets.

Type of pension assets

	2024	2023
Quoted in active markets:
Equities [A]	12%	12%
Debt securities [B]	68%	71%
Real estate	2%	1%
Unquoted
Equities	13%	12%
Debt securities	4%	4%
Real estate	6%	7%
Investment funds	3%	3%
Debt repurchase agreements [C]	(12)%	(11)%
Other	1%	—%
Cash	3%	1%
[A]Equity securities (quoted) are mainly related to investments of the Netherlands pension fund.
[B]Debt securities (quoted) are mainly related to the investments of the UK and the Netherlands pension funds.
[C]Debt repurchase agreements are mainly related to UK member-defined pension plans to fund liability-driven investments. In addition to these contracts, derivatives including interest rate and inflation swaps are used in the principal defined benefit plan in the Netherlands for liability matching strategies.

64	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
24. Retirement benefits continued
Employer contributions to funded defined benefit pension plans are based on actuarial valuations in accordance with local regulations and are estimated to be $862 million in 2025.
Characteristics of significant defined benefit and defined contribution plans and regulatory framework
The Netherlands
The principal defined benefit pension plan in the Netherlands is a funded career-averaged pension arrangement with retired employees drawing benefits as an annuity, with a surplus of $4,753 million reported as at December 31, 2024, (2023: $3,520 million surplus). While the plan was closed to employees hired or rehired after July 1, 2013, it currently remains open for ongoing accrual for existing active members. Active members account for 21% (2023: 23%) of the total defined benefit liability in the Netherlands. From July 1, 2013 onwards, new employees in the Netherlands are entitled to membership of a defined contribution pension plan.
In line with Dutch regulations, the defined benefit pension plan has a joint Trustee Board with trustee representatives nominated by the Company, the Central Staff Council and retired members. The defined benefit pension plan also has an Accountability Council comprising members nominated by the Company, the Central Staff Council and retired members. Furthermore, there is a Supervisory Committee, which includes external experts from the pension industry, to oversee management, compliance and operations of the fund. The defined contribution pension plan has a one-tier Trustee Board with an independent chair, trustee representatives nominated by the Company and the Central Staff Council, as well as two executive board members. The defined contribution fund also has an Accountability Council comprised of members nominated by the Company and the Central Staff Council. Both Trustee Boards are responsible for administering the plans in line with the Dutch "Pensioenwet" (PW), including corporate governance, investment strategy for the pension plans' assets and paying member benefits, and are required to act in the best interests of the members.
Dutch pension reform
As per July 1, 2023, new pension legislation ("Wet Toekomst Pensioenen" (WTP)) came into effect in the Netherlands, with implementation required prior to January 2028. This legislation aims to create a more resilient and adaptable pensions system that can better accommodate demographic changes and economic fluctuations while providing adequate retirement income. The legislation requires all future pension accruals to be in a defined contribution framework, with the intention that existing benefits accrued in pension funds are also converted into a defined contribution framework. The new regulatory framework will impact Shell's existing defined benefit pension plan, net pension scheme and defined contribution pension plan in the Netherlands.
In response to the new pension legislation the Company, with the consent of the Central Staff Council in the Netherlands, decided on June 25, 2024, that all future pension accruals from January 1, 2027, will be under a defined contribution framework. The new pension scheme(s) and associated transition measures were laid down in separate transition plans. In July 2024, these were formally submitted to the Trustee Boards of the pension funds for their acceptance. It is the intention that the gross defined benefit scheme of Shell will be transferred into a new defined contribution plan from January 1, 2027, and that the defined contribution plan of Shell will be transformed on January 1, 2026.
The transition plan for the defined benefit plan states that the transfer into a new defined contribution plan is subject to the local funding level of the plan remaining above an agreed level (125%) during the predetermined transition period. If the Trustee Board of the defined benefit plan formally accepts the transition plan (expected in 2025), Shell will derecognise the pension surplus, based on asset ceiling principles, resulting in a loss in other comprehensive income and an additional "minimum funding requirement" for an expected final cash contribution. Subsequently, at the date of transition (December 31, 2026), a charge to the Consolidated Statement of Income is expected in respect of the surplus previously derecognised. The likelihood of acceptance of the plan, and the extent to which the funding level will meet the agreed 125% threshold, is subject to uncertainty. If the funding level of the defined benefit plan falls below 125% during the transition period, the transition plan and anticipated cash contributions may need to be reassessed.
The amounts to be recognised which will be determined at each respective date are subject to uncertainty and market risks and may have a material impact on Shell's financial condition, results of operations and cash flows.
UK
The four largest defined benefit pension plans for employees in the UK are funded final salary pension arrangements with retired employees mainly drawing benefits as an annuity with the option to take a portion as a lump sum. The three plans are separate and independent plans and cannot be netted against each other. In total, the plans reported a surplus of $2,603 million as at December 31, 2024 (2023: surplus of $3,246 million), which is after netting of unfunded plans of $319 million (2023: $340 million) which are reported as non-current liabilities on the balance sheet. All three plans were closed to new employees hired or rehired. However, two plans currently remain open for ongoing accrual for existing active members. Active members account for 14% (2023: 16%) of the total defined benefit liability in the UK. From March 1, 2013, onwards new employees in the UK are entitled to membership of a defined contribution pension plan.
In line with UK regulations, the principal defined benefit pension plan is governed by a corporate trustee whose board comprises four trustee directors nominated by the Company, including the chair and four member-nominated trustee directors. The defined contribution pension plan is governed by a corporate trustee whose board comprises of three company-nominated directors, including the chair and two member-nominated trustee directors. The trustees are responsible for administering the plans in line with the Trust Deed and Regulations, including setting the investment strategy for the pension plans' assets and paying member benefits, and are required to act in the best interests of the members of the pension plans.
For the funded defined benefit pension plan for former BG employees, the BG Pension Scheme (BGPS), the Board of Trustees of the BG Pension Scheme decided to enter into a qualifying insurance contract for the full scheme (buy in) with a third-party insurer which was executed on September 11, 2024. This policy replaces the previous investments held to support the BGPS's benefits, and as a consequence, the longevity and investment risks have been transferred in full to the insurer. The liabilities relating to the scheme remain on the balance sheet but are now fully insured. The scheme has defined benefit liabilities of $1,270 million and a surplus of $105 million reported at December 31, 2024.

65	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
24. Retirement benefits continued
USA
The principal defined benefit pension plan in the USA is a funded final average pay pension plan with a surplus of $638 million reported as at December 31, 2024 (2023: $140 million surplus). After retirement, all retirees can choose to draw their benefits as an annuity, whereas others also have the choice to take their benefit in a lump sum. There is also an unfunded defined benefit pension plan with a deficit of $809 million (2023: $884 million deficit). The benefits under this plan are taken primarily in a lump sum. In addition, the Company provides a defined contribution benefit plan. The funded defined benefit, unfunded defined benefit, and Shell's defined contribution pension plans are subject to the provisions of the Employee Retirement Income Security Act (ERISA).
In line with Shell Group's strategic objectives and risk management, on January 30, 2024, the principal defined benefit pension plan in the USA, Shell Pension Plan, entered into a contract with a third-party insurance company to settle $5,052 million of pension liabilities. The settlement price consisted of $4,920 million of pension assets. As a result of this transaction, all legal and constructive obligations for a tranche of benefits provided by the Shell Pension Plan have been eliminated. A gain on settlement of $101 million (after associated adjustment for deferred tax) has been recognised in Shell's Consolidated Statement of Income. As a consequence, as of December 31, 2024, the total active members increased to 30% (2023: 23%) of the total defined benefit liability in the USA.
Both the funded defined benefit pension plan and the defined contribution pension plan are governed by trustees who are appointed by the Plan Sponsor and are named fiduciaries with respect to the plans. The trustees are generally responsible for investment-related matters, appointing the Plan Administrator, maintaining general oversight and deciding appeals of participants.
USA OPEB
The Company also sponsors other post-retirement employee benefits (OPEB), mainly in the USA. The OPEB plans in the USA provide medical, dental and vision benefits, as well as life insurance benefits to eligible retired employees. The plans are unfunded, and the Company and retirees share the costs of the premiums with a deficit of $2,337 million reported as at December 31, 2024 (2023: $2,267 million deficit). The plan that provides post-retirement medical benefits in the USA is closed to employees hired or rehired on or after January 1, 2017. Certain life insurance benefits are paid by the Company.
Significant funding requirements:
￮Additional contributions to the Dutch defined benefit pension plan would be required if the 12-month rolling average local funding percentage falls below 105% for six months or more. At the most recent 2024 funding valuation, the local funding percentage was above this level.
￮There are no set minimum statutory funding requirements for the UK plans. A professional qualified independent actuary, appointed by the trustee board, undertakes a local funding valuation typically every three years. The most recent completed funding valuation for the principal defined benefit plan was undertaken as at December 31, 2023, and revealed a funding ratio of 108% and therefore no sponsor contributions (except for salary sacrifice contributions) were payable under the schedule of contributions.
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
￮rates of increase in pensionable remuneration, pensions in payment and health care costs: historical experience and management's long-term expectation;
￮discount rates: prevailing long-term AA corporate bond yields, chosen to match the currency and duration of the relevant obligation; and
￮mortality rates: published standard mortality tables for the individual countries concerned adjusted for Shell experience where statistically significant.
The weighted averages for those assumptions and related sensitivity information as at December 31, 2024 are presented below. Sensitivity information indicates by how much the defined benefit obligations would increase or decrease if a given assumption were to increase or decrease with no change in other assumptions. The sensitivity analyses may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation from one another. The weighted averages are at nominal terms and based on market expectations at December 31, 2024.

66	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
24. Retirement benefits continued

			$ million, except where indicated
			Effect of using alternative assumptions
	Assumptions used at nominal rates		Increase/(decrease) in defined benefit obligations
	Dec 31, 2024	Dec 31, 2023	Range of assumptions	Dec 31, 2024		Dec 31, 2023
Rate of increase in pensionable remuneration [A]	3.9%	3.9%	-1% to +1%	(421)	469	(828)	915
of which the Netherlands [B]	3.3%	3.3%
of which the UK	3.5%	4.1%
of which the USA	4.6%	4.6%
Rate of increase in pensions in payment	2.0%	1.9%	-1% to +1%	(4,978)	6,045	(5,599)	6,713
of which the Netherlands	2.1%	2.4%
of which the UK	2.9%	2.8%
of which the USA	—%	—%
Discount rate for pension plans	4.5%	4.1%	-1% to +1%	8,641	(6,925)	10,560	(8,472)
of which the Netherlands	3.5%	3.3%
of which the UK	5.5%	4.6%
of which the USA	5.6%	4.9%
Inflation rate for defined benefit obligation [C]	2.1%	2.0%	-1% to +1%	(5,328)	6,494	(6,034)	7,300
of which the Netherlands	2.1%	2.4%
of which the UK	3.0%	2.9%
Expected age at death for persons aged 60:
Men	88 years	88 years	-1 year to +1 year	(970)	981	(1,166)	1,143
of which the Netherlands	88 years	88 years
of which the UK	87 years	87 years
of which USA	88 years	87 years
Women	89 years	89 years	-1 year to +1 year	(850)	874	(1,006)	1,041
of which the Netherlands	90 years	90 years
of which the UK	89 years	89 years
of which the USA	89 years	89 years
Rate of increase in health care costs [D]	8.0%	7.0%	-1% to +1%	(295)	359	(338)	422
Discount rate for health care plans [D]	6.0%	5.6%	-1% to +1%	390	(314)	457	(358)
[A]Based on active members.
[B]Decrease is mainly due to the Netherlands (WTP).
[C]Excluding US funds in the weighted average inflation rate, because of the insignificant impact on the defined benefit obligation.
[D]Mainly related to post-retirement health care benefits in the USA.

67	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
25. Decommissioning and other provisions

	$ million
	Decommissioning and restoration	Legal	Onerous contracts	Environmental	Redundancy	Other	Total
At January 1, 2024
Current	1,296	508	224	318	367	1,328	4,041
Non-current	18,157	1,548	880	638	123	1,185	22,531
	19,453	2,056	1,104	956	490	2,513	26,572
Additions	629	261	184	125	1,258	665	3,122
Amounts charged against provisions	(1,034)	(409)	(227)	(148)	(354)	(316)	(2,488)
Accretion expense	830	76	35	14	3	9	967
Disposals and liabilities classified as held for sale	(3,115)	—	—	(3)	2	11	(3,105)
Remeasurements and other movements	1,994	(161)	(33)	(39)	(241)	(505)	1,015
Currency translation differences	(273)	(2)	(1)	(22)	(37)	(52)	(387)
	(969)	(235)	(42)	(73)	631	(188)	(876)
At December 31, 2024
Current	1,356	457	238	267	932	1,219	4,469
Non-current	17,128	1,364	824	616	189	1,106	21,227
	18,484	1,821	1,062	883	1,121	2,325	25,696

At January 1, 2023
Current	856	224	277	321	171	1,061	2,910
Non-current	19,429	1,177	1,207	730	153	1,149	23,845
	20,285	1,401	1,484	1,051	324	2,210	26,755
Additions	617	853	26	208	424	806	2,934
Amounts charged against provisions	(777)	(195)	(345)	(233)	(154)	(203)	(1,907)
Accretion expense	643	21	24	13	4	9	714
Disposals and liabilities classified as held for sale	(60)	(1)	—	(16)	(1)	(1)	(79)
Remeasurements and other movements	(1,499)	(24)	(83)	(74)	(113)	(321)	(2,114)
Currency translation differences	244	1	(2)	7	6	13	269
	(832)	655	(380)	(95)	166	303	(183)
At December 31, 2023
Current	1,296	508	224	318	367	1,328	4,041
Non-current	18,157	1,548	880	638	123	1,185	22,531
	19,453	2,056	1,104	956	490	2,513	26,572
The amount and timing of settlement in respect of these provisions are uncertain and dependent on various factors that are not always within management's control. Reviews of estimated future decommissioning and restoration costs and the discount rate applied are carried out regularly. The discount rate applied at December 31, 2024, was 4.5% (2023: 4.5%).
In 2024, there was a decrease of $3,105 million in provisions due to disposals and liabilities classified as held for sale. Of this total $3,053 million relate to liabilities classified as held for sale (see Note 19).
An increase of 0.5% or a decrease of 0.5% in the discount rate could result in a decrease of $0.9 billion (2023: $0.9 billion) or an increase of $1.0 billion (2023: $1.0 billion) in decommissioning and restoration provisions, respectively. Where applicable, the associated increase in the carrying amount of the related asset would be tested for impairment.
Other provisions at December 31, 2024, include amounts recognised in respect of employee benefits.
The decommissioning and restoration provision at December 31, 2024, is expected to be utilised within:

$ million
Dec 31, 2024
Between 1 to 5 years	5,127
Between 6 to 10 years	3,486
11 years and later	9,871
Total	18,484

68	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
26. Financial instruments
Financial instruments in the Consolidated Balance Sheet include investments in securities (see Note 15), trade and other receivables (see Note 16), cash and cash equivalents (see Note 18), trade and other payables (see Note 20), debt (see Note 21) and derivative contracts.

2024

					$ million
		Carrying amount
	Note	Amortised cost	Fair value through profit or loss	Fair value through other comprehensive income	Total carrying amount
Financial assets
Investments in securities	15	37	97	2,121	2,255
Trade and other receivables	16	51,878			51,878
Derivative financial instruments (non-designated)			10,007		10,007
Derivative hedging instruments (designated)			40		40
		51,915	10,144	2,121	64,180
Cash and cash equivalents	18				39,110
At December 31, 2024		51,915	10,144	2,121	103,290
Financial liabilities
Debt	21	48,376			48,376
Trade and other payables	20	63,983			63,983
Derivative financial instruments (non-designated)			7,065		7,065
Derivative financial instruments (designated)			2,511		2,511
At December 31, 2024		112,359	9,576		121,935

2023

					$ million
		Carrying amount
	Note	Amortised cost	Fair value through profit or loss	Fair value through other comprehensive income	Total carrying amount
Financial assets
Investments in securities	15	28	328	2,890	3,246
Trade and other receivables	16	59,571			59,571
Derivative financial instruments (non-designated)			15,708		15,708
Derivative hedging instruments (designated)			191		191
		59,599	16,227	2,890	78,716
Cash and cash equivalents	18				38,774
At December 31, 2023		59,599	16,227	2,890	117,490
Financial liabilities
Debt	21	53,832			53,832
Trade and other payables	20	71,340			71,340
Derivative financial instruments (non-designated)			9,773		9,773
Derivative financial instruments (designated)			2,057		2,057
At December 31, 2023		125,172	11,830		137,002

69	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
26. Financial instruments continued
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
Market risk
Market risk is the possibility that changes in interest rates, foreign exchange rates or commodity prices will adversely affect the value of assets, liabilities or expected future cash flows.
Interest rate risk
Most debt is raised from central borrowing programmes. Shell's policy is to have debt principally denominated in dollars and to retain a balanced exposure to fixed and floating rates over time. Shell has issued a significant amount of fixed rate debt in recent years, taking advantage of historically low interest rates. As a result, the majority of the debt portfolio at December 31, 2024, is fixed.
The financing of most subsidiaries is structured on a floating-rate basis, and any further interest rate risk management is only applied under exceptional circumstances.
On the basis of the floating-rate net cash position at December 31, 2024, (both issued and hedged), and assuming other factors (principally foreign exchange rates and commodity prices) remained constant and that no further interest rate management action was taken, an increase in interest rates of 1% would have increased 2024 income before taxation by $268 million (2023: $226 million increase).
The carrying amounts and maturities of debt and borrowing facilities are presented in Note 21. Interest expense is presented in Note 10.
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

70	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
26. Financial instruments continued
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
Assuming other factors (principally interest rates and commodity prices) remained constant and that no further foreign exchange risk management actions were taken, a 10% appreciation against the dollar at December 31 of the main currencies to which Shell is exposed would have had the following effects:

	$ million
	Increase/(decrease) in income before taxation		Increase in net assets
	2024	2023	2024	2023
10% appreciation against the dollar of:
Sterling	(69)	(270)	789	1,022
Euro	98	(46)	2,410	2,434
Malaysian ringgit	34	49	274	279
Australian dollar	(103)	(129)	625	780
Canadian dollar	20	9	1,353	1,392
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
Commodity price risk
Certain subsidiaries have a mandate to trade crude oil, natural gas, LNG, refined products, chemical feedstocks, power and environmental certificates, and to use commodity derivative contracts (forwards, futures, swaps and options) as a means of managing price and timing risks arising from this trading activity. In effecting these transactions, the entities concerned operate within procedures and policies designed to ensure that risks are managed within authorised limits. A department that is independent from Shell's traders monitors market risk exposures daily.
Value-at-risk (VAR) techniques based on variance/covariance or Monte Carlo simulation models are used to make a statistical assessment of the market risk arising from possible future changes in market values for commodity positions held by these subsidiaries over a 1-day holding period and within a 95% confidence level. The calculation of potential changes in fair value takes into account positions, the history of price movements and the correlation of these price movements. Models are regularly reviewed against actual fair value movements to ensure integrity is maintained. The VAR average and year-end positions in respect of commodities traded in liquid markets, which are presented in the table below, are calculated on a diversified basis in order to reflect the effect of offsetting risk within combined portfolios.

Value-at-risk (pre-tax)

				$ million
		2024		2023
	Average	Year-end	Average	Year-end
Global oil	29	22	43	25
North America gas and power	15	16	13	10
Europe gas and power	13	13	31	12
Australia gas and power	3	3	4	2
Environmental certificates	5	2	9	4
Furthermore, commodity derivative hedge contracts are used to partially mitigate price volatility on future LNG sales and purchases.
As contracts to buy and sell physical LNG are accounted for on an accrual basis (see Note 2) and commodity derivatives are accounted for on a fair-value basis, this creates an accounting mismatch over periods. The fair value accounting of commodity derivatives can result in gains or losses in the Consolidated Statement of Income. These derivative contracts are based on a mix of European and North American gas price indices, global crude price indices and Asian LNG price indices. In previous years, Shell has seen high volatility in these markets. On that basis, a sensitivity analysis has been performed for a 50% price increase or decrease of this basket of derivative contracts at year-end 2024, which would result in a pre-tax loss or gain of $0.6 billion in the Consolidated Statement of Income (2023: $1.5 billion pre-tax gain or loss), whereas the same sensitivity analysis applied to the average exposures for the period was a gain or loss of $0.3 billion (2023: $0.8 billion pre-tax).

71	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
26. Financial instruments continued
Credit risk
Comprehensive policies are in place to ensure that credit risk is appropriately managed and remains within risk appetite. These policies include requirements for assessment of internal credit ratings, the assignment of credit limits based on counterparty creditworthiness, and monitoring of exposure against these credit limits. Credit information is regularly shared between business and finance functions, with dedicated teams in place to quickly identify and respond to cases of credit deterioration. Mitigation measures are defined and implemented for higher-risk business partners and customers, and include shortened payment terms, collateral, credit insurance, or other security posting and timely collections.
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
In commodity trading, additional requirements are established to manage credit risk. Credit checks are performed by a department independent of traders, and are undertaken before contractual commitment. In addition, a defined portfolio credit risk appetite is in place to manage credit risk concentrations. It includes a set of thresholds and alerts set at different portfolio levels (e.g. country, industry sector, creditworthiness). Utilisation against these thresholds, including identification of credit risk concentrations with particular counterparties, is actively monitored, and actions are taken to ensure compliance where appropriate. There were no material concentrations of credit risk, with individual customers or geographically, at December 31, 2024.
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

2024

						$ million
			Amounts offset		Amounts not offset
	Gross amounts before offset	Amounts offset	Net amounts as presented	Cash collateral received/pledged	Other offsetting instruments	Net amounts
Assets:
Within trade receivables	18,569	11,452	7,117	58	227	6,832
Within derivative financial instruments	12,200	4,490	7,710	951	1,730	5,029
Liabilities:
Within trade payables	17,106	11,449	5,657	121	227	5,309
Within derivative financial instruments	12,760	4,490	8,270	2,049	1,730	4,491

2023

						$ million
			Amounts offset		Amounts not offset
	Gross amounts before offset	Amounts offset	Net amounts as presented	Cash collateral received/pledged	Other offsetting instruments	Net amounts
Assets:
Within trade receivables	20,810	12,350	8,460	18	356	8,086
Within derivative financial instruments	26,166	13,140	13,026	1,688	2,616	8,722
Liabilities:
Within trade payables	18,423	12,351	6,072	69	356	5,647
Within derivative financial instruments	23,037	13,163	9,874	2,040	2,636	5,198
Amounts not offset principally relate to contracts where the intention to settle on a net basis was not clearly established at December 31.

72	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
26. Financial instruments continued
The carrying amount of financial assets pledged as collateral for liabilities or contingent liabilities at December 31, 2024, presented within trade and other receivables, was $2,519 million (2023: $3,437 million). The carrying amount of collateral held at December 31, 2024, presented within trade and other payables, was $581 million (2023: $1,404 million). In addition, Shell has utilised guarantees and letters of credit as non-cash collateral to cover margining requirements of $1,359 million as at December 31, 2024 (2023: $1,506 million). Collateral mainly relates to initial margins held with commodity exchanges/brokers and over-the-counter counterparty variation margins. Some derivative contracts are fully cash collateralised, thereby eliminating both counterparty risk and the Group's own non-performance risk.
Liquidity risk
Liquidity risk is the risk that suitable sources of funding for Shell's business activities may not be available. Management believes that it has access to sufficient cash and cash equivalents, debt funding sources (capital markets) and to undrawn committed borrowing facilities to meet foreseeable requirements. Information about borrowing facilities is presented in Note 21.
Derivative contracts and hedges
Derivative contracts such as forwards, futures, options and swaps are used principally to hedge or mitigate risks arising from interest rate changes, currency fluctuations and commodity price volatility. However, hedge accounting is not always applied, therefore, movements in the carrying amounts of derivative contracts that are recognised in income may not be matched in the same period by the recognition of the income effects of the related hedged items.
In the course of trading operations, certain contracts are entered into for delivery of commodities that are accounted for as derivatives. The resulting price exposures are managed by entering into related derivative contracts.
Derivative contracts classified below as "other contracts" include certain contracts for the sale or purchase of commodities and others containing embedded derivatives. These contracts are required to be recognised at fair value because of pricing or delivery conditions, even though they were entered into to meet operational requirements.
For certain commodity derivatives contracts, carrying amounts cannot be derived from quoted market prices or other observable inputs, in which case fair value is estimated using valuation techniques, such as Black-Scholes; option spread models; and extrapolation, using quoted spreads with assumptions developed internally based on observable market activity.
Carrying amounts, maturities and hedges
The carrying amounts of derivative contracts at December 31, designated and not designated as hedging instruments for hedge accounting purposes, were as follows:

2024

							$ million
	Assets			Liabilities
	Designated	Not designated	Total	Designated	Not designated	Total	Net
Interest rate swaps	7	1	8	64	—	64	(56)
Forward foreign exchange contracts	—	682	682	—	379	379	303
Currency swaps and options	33	5	38	2,447	42	2,489	(2,451)
Commodity derivatives	—	9,204	9,204	—	6,630	6,630	2,574
Other contracts	—	115	115	—	14	14	101
Total	40	10,007	10,047	2,511	7,065	9,576	471

2023

							$ million
	Assets			Liabilities
	Designated	Not designated	Total	Designated	Not designated	Total	Net
Interest rate swaps	14	2	16	98	—	98	(82)
Forward foreign exchange contracts	—	697	697	—	592	592	105
Currency swaps and options	177	—	177	1,959	13	1,972	(1,795)
Commodity derivatives	—	14,783	14,783	—	9,161	9,161	5,622
Other contracts	—	226	226	—	7	7	219
Total	191	15,708	15,899	2,057	9,773	11,830	4,069

73	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
26. Financial instruments continued
Net gains before tax on derivative contracts, excluding those designed as hedges, were $1,314 million in 2024 (2023: $5,189 million gains; 2022: $1,331 million gains).
Certain contracts, mainly to hedge price risk relating to forecast commodity transactions, were designated in cash flow hedging relationships and are presented after the offset of related margin balances with exchanges. Contracts to hedge foreign exchange risks were also designated in cash flow hedging relationships and the net carrying amount of these contracts at December 31, 2024, was a liability of $579 million (2023: $373 million liability). See Note 29 for the accumulated balance recognised within other comprehensive income.
Certain interest rate and currency swaps were designated in fair value hedges, principally in respect of debt for which the net carrying amount of the related derivative contracts, net of accrued interest, at December 31, 2024, was a liability of $1,872 million (2023: $1,441 million liability).
At December 31, 2024, no debt instruments (2023: nil) were designated as hedges of net investments in foreign operations, relating to the foreign exchange risk arising between certain intermediate holding companies and their subsidiaries. See Note 29 for the accumulated balance recognised within other comprehensive income.
The following table compares contractual maturities of derivative liabilities at December 31 with their carrying amounts in the Consolidated Balance Sheet.

2024

									$ million
	Contractual maturities
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total	Difference from carrying amount [A]	Carrying amount
Interest rate swaps	20	16	16	16	—	—	68	(4)	64
Forward foreign exchange contracts	393	84	3	(3)	—	—	477	(98)	379
Currency swaps and options	925	693	627	423	316	1,008	3,992	(1,503)	2,489
Commodity derivatives	4,345	1,088	524	326	184	458	6,925	(295)	6,630
Other contracts	6	5	2	—	—	—	13	1	14
Total	5,689	1,886	1,172	762	500	1,466	11,475	(1,899)	9,576
[A]Mainly related to the effect of discounting.

2023

									$ million
	Contractual maturities
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total	Difference from carrying amount [A]	Carrying amount
Interest rate swaps	78	9	3	3	5	—	98	—	98
Forward foreign exchange contracts	465	77	25	1	—	(3)	565	27	592
Currency swaps and options	551	609	521	392	186	859	3,118	(1,146)	1,972
Commodity derivatives	5,767	1,902	799	381	225	597	9,671	(510)	9,161
Other contracts	2	4	2	—	—	—	8	(1)	7
Total	6,863	2,601	1,350	777	416	1,453	13,460	(1,630)	11,830
[A]Mainly related to the effect of discounting.

74	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
26. Financial instruments continued
Fair value measurements
The net carrying amounts of derivative contracts held at December 31 categorised according to the predominant source and nature of inputs used in determining the fair value of each contract were as follows:

2024

				$ million
	Prices in active markets for identical assets/liabilities	Other observable inputs	Unobservable inputs	Total
Interest rate swaps	—	(56)	—	(56)
Forward foreign exchange contracts	—	303	—	303
Currency swaps and options	—	(2,451)	—	(2,451)
Commodity derivatives	44	487	2,043	2,574
Other contracts	—	107	(6)	101
Total	44	(1,610)	2,037	471

2023

				$ million
	Prices in active markets for identical assets/liabilities	Other observable inputs	Unobservable inputs	Total
Interest rate swaps	—	(82)	—	(82)
Forward foreign exchange contracts	—	105	—	105
Currency swaps and options	—	(1,795)	—	(1,795)
Commodity derivatives	(39)	3,191	2,470	5,622
Other contracts	—	223	(4)	219
Total	(39)	1,642	2,466	4,069

Net carrying amounts of derivative contracts measured using predominantly unobservable inputs

		$ million
	2024	2023
At January 1	2,466	1,909
Net (losses)/gains recognised in revenue	(191)	576
Purchases	310	271
Sales	(363)	(185)
Settlements	—	(125)
Recategorisations (net)	(127)	25
Currency translation differences	(58)	(5)
At December 31	2,037	2,466
Included in net losses recognised in revenue in 2024 were unrealised net gains totalling $591 million relating to assets and liabilities held at December 31, 2024 (2023: $797 million gains).
Unrecognised day one gains or losses
Certain long-term commodity contracts extend to periods where observable pricing data are limited and their value may include estimates. Where this is more than an insignificant part of the overall contract valuation, any gains or losses will be deferred. Valuation techniques are further described in Note 2. The unrecognised gains on these derivative contracts at December 31, 2024, were as follows:

		$ million
	2024	2023
At January 1	1,607	1,620
Movements	(862)	(13)
At December 31	745	1,607

75	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
27. Share capital

Issued and fully paid ordinary shares of €0.07 each

	Number of shares	Nominal value $ million
At January 1, 2024	6,524,109,049	544
Repurchases of shares	(409,077,891)	(34)
At December 31, 2024	6,115,031,158	510
At January 1, 2023	7,003,503,393	584
Repurchases of shares	(479,394,344)	(40)
At December 31, 2023	6,524,109,049	544
At the Company's Annual General Meeting (AGM) on May 21, 2024, the Board was authorised to allot ordinary shares in the Company, and to grant rights to subscribe for or to convert any security into ordinary shares in the Company, up to an aggregate nominal amount of approximately €150 million (representing approximately 2,147 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 20, 2025, and the end of the AGM to be held in 2025, unless previously renewed, revoked or varied by the Company in a general meeting.
At the May 21, 2024, AGM, shareholders granted the Company the authority to repurchase (i) up to 644.2 million ordinary shares "on-market" (excluding any treasury shares), less the number of ordinary shares purchased or committed to be purchased in terms of the buyback contracts ("off-market"), made under the authority in (ii); and (ii) up to 644.2 million ordinary shares off-market, less any on-market purchases made under the authority in (i).
In the case of both on-market and off-market purchases of the ordinary shares, the minimum price, exclusive of expenses, which may be paid for an ordinary share is €0.07 and the maximum price, exclusive of expenses, which may be paid for an ordinary share is the higher of: (i) an amount equal to 5% above the average market value for an ordinary share for the five business days immediately preceding the date of the purchase; and (ii) the higher of the price of the last independent trade and the highest current independent bid in relation to ordinary shares on the trading venues where the purchase is carried out. The authorities for both on-market and off-market purchases of the ordinary shares will expire at the earlier of the close of business on August 20, 2025, and the end of the AGM of the Company to be held in 2025. Ordinary shares purchased by the Company pursuant to these authorities will either be cancelled or held in treasury. Treasury shares are shares in the Company which are owned by the Company itself.

28. Share-based compensation plans and shares held in trust

Share-based compensation expense

	$ million
	2024	2023	2022
Equity-settled [A]	732	700	807
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

Share awards

	Number of ordinary shares (million)	Number of ADSs (million)	Weighted average remaining contractual life (years)
At January 1, 2024	58	10	0.9
Granted	20	3
Vested	(26)	(4)
Forfeited	(3)	—
At December 31, 2024	49	9	0.9
At January 1, 2023	58	10	1.1
Granted	19	3
Vested	(17)	(3)
Forfeited	(2)	—
At December 31, 2023	58	10	0.9

76	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
28. Share-based compensation plans and shares held in trust continued
Other plans offer eligible employees opportunities to acquire shares and ADSs of the Company or receive cash benefits measured by reference to the Company's share price.
Shell employee share ownership trusts and trust-like entities purchase the Company's shares in the open market to meet delivery commitments under employee share plans. At December 31, 2024, they held a total of 22.6 million ordinary shares (2023: 24.2 million) and 4.1 million ADS (2023: 6.8 million).

29. Other reserves

Other reserves attributable to Shell plc shareholders

	$ million
	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2024	37,298	154	236	1,308	(17,851)	21,145
Other comprehensive income attributable to Shell plc shareholders	—	—	—	—	(1,715)	(1,715)
Transfer from other comprehensive income	—	—	—	—	193	193
Repurchases of shares	—	—	34	—	—	34
Share-based compensation	—	—	—	109	—	109
At December 31, 2024	37,298	154	270	1,417	(19,373)	19,766
At January 1, 2023	37,298	154	196	1,140	(17,656)	21,132
Other comprehensive income attributable to Shell plc shareholders	—	—	—	—	(83)	(83)
Transfer from other comprehensive income	—	—	—	—	(112)	(112)
Repurchases of shares	—	—	40	—	—	40
Share-based compensation	—	—	—	168	—	168
At December 31, 2023	37,298	154	236	1,308	(17,851)	21,145
At January 1, 2022	37,298	154	139	964	(19,646)	18,909
Other comprehensive loss attributable to Shell plc shareholders	—	—	—	—	2,024	2,024
Transfer from other comprehensive income	—	—	—	—	(34)	(34)
Repurchases of shares	—	—	57	—	—	57
Share-based compensation	—	—	—	176	—	176
At December 31, 2022	37,298	154	196	1,140	(17,656)	21,132
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
The share plan reserve is in respect of equity-settled share-based compensation plans (see Note 28). The movement comprises the net of the charge for the year and the release as a result of vested awards.

77	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
29. Other reserves continued
Accumulated other comprehensive income comprises the following:

Accumulated other comprehensive income attributable to Shell plc shareholders

								$ million
	Currency translation differences	Equity instruments remeasurements	Debt instruments remeasurements	Cash flow hedging (losses)/gains	Net investment hedging (losses)/gains	Deferred cost of hedging	Retirement benefits remeasurements	Total
At January 1, 2024	(11,213)	73	(34)	(451)	(2,008)	(174)	(4,044)	(17,851)
Recognised in other comprehensive income	(4,574)	(7)	20	211	—	(137)	1,854	(2,633)
Reclassified to income	1,256	—	16	29	—	24	—	1,325
Reclassified to the balance sheet	—	—	(11)	32	—	—	—	21
Reclassified to retained earnings	—	(182)	—	—	—	—	375	193
Tax on amounts recognised/reclassified	70	35	(20)	(56)	—	40	(447)	(378)
Total, net of tax	(3,248)	(154)	5	216	—	(73)	1,782	(1,472)
Share of joint ventures and associates	(42)	43	—	(76)	—	—	4	(71)
Other comprehensive (loss)/income for the period	(3,290)	(111)	5	140	—	(73)	1,786	(1,543)
Less: non-controlling interest	21	(2)	—	—	—	—	2	21
Attributable to Shell plc shareholders	(3,269)	(113)	5	140	—	(73)	1,788	(1,522)
At December 31, 2024	(14,482)	(40)	(29)	(311)	(2,008)	(247)	(2,256)	(19,373)
At January 1, 2023	(12,590)	487	(75)	(524)	(1,964)	(26)	(2,964)	(17,656)
Recognised in other comprehensive income	1,393	(67)	33	(196)	(44)	(273)	(1,088)	(242)
Reclassified to income	1	—	9	162	—	61	—	233
Reclassified to the balance sheet	—	—	(1)	117	—	1	—	117
Reclassified to retained earnings	—	(112)	—	—	—	—	—	(112)
Tax on amounts recognised/reclassified	3	(32)	—	(12)	—	63	5	27
Total, net of tax	1,397	(211)	41	71	(44)	(148)	(1,083)	23
Share of joint ventures and associates	16	(202)	—	2	—	—	1	(183)
Other comprehensive income/(loss) for the period	1,413	(413)	41	73	(44)	(148)	(1,082)	(160)
Less: non-controlling interest	(36)	(1)	—	—	—	—	2	(35)
Attributable to Shell plc shareholders	1,377	(414)	41	73	(44)	(148)	(1,080)	(195)
At December 31, 2023	(11,213)	73	(34)	(451)	(2,008)	(174)	(4,044)	(17,851)
At January 1, 2022	(9,563)	1,294	3	(536)	(2,144)	(226)	(8,474)	(19,646)
Recognised in other comprehensive income	(3,422)	(524)	(90)	426	180	64	6,982	3,616
Reclassified to income	437	—	12	(636)	—	81	—	(106)
Reclassified to the balance sheet	—	—	—	(81)	—	—	—	(81)
Reclassified to retained earnings	—	(32)	—	—	—	—	(2)	(34)
Tax on amounts recognised/reclassified	(1)	33	—	59	—	55	(1,516)	(1,370)
Total, net of tax	(2,986)	(523)	(78)	(232)	180	200	5,464	2,025
Share of joint ventures and associates	30	(283)	—	244	—	—	30	21
Other comprehensive income/(loss) for the period	(2,956)	(806)	(78)	12	180	200	5,494	2,046
Less: non-controlling interest	(71)	(1)	—	—	—	—	16	(56)
Attributable to Shell plc shareholders	(3,027)	(807)	(78)	12	180	200	5,510	1,990
At December 31, 2022	(12,590)	487	(75)	(524)	(1,964)	(26)	(2,964)	(17,656)

78	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
30. Dividends

Interim dividends

	$ per share			$ million
	2024	2023	2022	2024	2023	2022
Cash:
March	0.344	0.2875	0.24	2,210	2,030	1,829
June	0.344	0.2875	0.25	2,177	1,984	1,850
September	0.344	0.3310	0.25	2,169	2,179	1,818
December	0.344	0.3310	0.25	2,112	2,196	1,786
Total	1.376	1.237	0.99	8,668	8,389	7,283
On January 30, 2025, the Directors announced a further interim dividend in respect of 2024 of $0.3580 per ordinary share. The total dividend is payable on March 24, 2025, to shareholders on the register at February 14, 2025.
Shareholders will be able to elect to receive their dividends in US dollars, sterling or euros.

31. Earnings per share

	2024	2023	2022
Income attributable to Shell plc shareholders ($ million)	16,094	19,359	42,309

Weighted average number of shares used as the basis for determining:
Basic earnings per share (million of shares)	6,299.6	6,733.5	7,347.5
Diluted earnings per share (million of shares)	6,363.7	6,799.8	7,410.5
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

32. Legal proceedings and other contingencies
General
In the ordinary course of business, Shell subsidiaries are subject to a number of contingencies arising from litigation and claims brought by governmental authorities, including tax authorities and private parties. The operations and earnings of Shell subsidiaries continue, from time to time, to be affected to varying degrees by political, legislative, fiscal and regulatory developments, including those relating to the protection of the environment and indigenous groups in the countries where they operate. The industries in which Shell subsidiaries are engaged are also subject to physical risks of various types.
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
Costs in respect of decommissioning and restoration obligations are subject to uncertain timing and amount, and are dependent on various factors that are not always within management's control (see Note 25). In certain divestment transactions, liabilities related to decommissioning and restoration are de-recognised upon transfer of these obligations to the buyer. In certain cases, Shell retains a secondary obligation for decommissioning activities, either via reversionary legislation or the issuance of guarantees, in case the primary obligor is not able to meet its obligation. These exposures are actively monitored, and the likelihood of a liability arising in respect of these obligations is not considered probable.
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

79	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
32. Legal proceedings and other contingencies continued
Pesticide litigation
Shell, along with another agricultural chemical pesticide manufacturer and several distributors, has been sued by public and quasi-public water purveyors, water storage districts and private landowners alleging responsibility for groundwater contamination caused by applications of chemical pesticides. There are approximately nine such cases currently pending, four claims made but not yet filed, and an active subpoena for records. These matters assert various theories of strict liability and negligence, seeking to recover actual damages, including drinking well treatment and remediation costs. Most assert claims for punitive damages. Shell continues to vigorously defend these actions. Based on the claims asserted and Shell's history regarding amounts paid to resolve varying actions, management does not expect the outcome of the matters pending at December 31, 2024, to have a material adverse impact on Shell USA. However, there remains a high degree of uncertainty regarding the potential outcome of some of these pending lawsuits, as well as their potential effect on future operations, earnings, cash flows and Shell's financial condition.
Climate change litigation
In the USA, energy companies (including Shell), industry associations, and others have been named in several matters alleging responsibility for the impacts of climate change due to the use of fossil fuels. These matters assert various theories of liability for a wide variety of harms, including but not limited to, impacts to public and private infrastructure, natural resources, and public health and services. As of December 31, 2024, 31 lawsuits naming Shell as a defendant were pending.
In the Netherlands, in a case against Shell brought by a group of environmental non-governmental organisations and individual claimants (referred to herein as "Milieudefensie"), the Hague District Court in 2021 found that while Shell was not acting unlawfully, Shell had the obligation to reduce the aggregate annual volume of CO2 emissions of Shell operations and energy-carrying products sold across Scope 1, 2 and 3 by 45% (net) by the end of 2030 relative to its 2019 emissions levels. For Scopes 2 and 3, this was a significant best-efforts obligation. Shell appealed that ruling. On November 12, 2024, the Hague Court of Appeal upheld Shell's appeal and dismissed the claim against Shell. In doing so, the Court of Appeal annulled the earlier judgment of the District Court in its entirety with immediate effect. On February 11, 2025, Milieudefensie filed an appeal to the Supreme Court of the Netherlands.
Management believes the outcome of these matters should be resolved in a manner favourable to Shell, but there remains a high degree of uncertainty regarding the ultimate outcome of these lawsuits, as well as their potential effect on future operations, earnings, cash flows and Shell's financial condition.
NAM (Groningen gas field) litigation
Since 1963, NAM – a joint venture between Shell and ExxonMobil (50%:50%) – has been producing gas from the Groningen field, the largest gas field in Western Europe. After smaller tremors in the 1990s and the late 2000s, an earthquake measuring 3.6 on the Richter scale occurred in 2012, causing damage to properties in the affected area. NAM has successfully settled close to 80,000 claims for physical damage to property. The Dutch State has taken over the damage-claim-handling from NAM for all claim categories, and the strengthening operation in the region, while NAM remains financially responsible insofar as the costs corresponded to NAM's liability. In 2022, NAM started arbitrations with the Dutch government to have its financial liability determined for costs which the Dutch government compensated to claimants and subsequently charged to NAM. These claims include but are not limited to physical damage to property, housing value loss, emotional damage, and loss of living enjoyment. Arbitral awards in the strengthening and damages arbitrations are expected to be rendered in March and Summer 2025 respectively.
Shell is seeking to reach a final, all-encompassing settlement with the Dutch government on the new design of the Dutch "Gasgebouw" earthquake costs and the wind-down of natural gas production in Groningen. Shell, ExxonMobil and the Dutch government reached agreements in 2018 (Heads of Agreement) and 2019 (Interim Agreement) and subsequently have been engaged in discussions on the interpretation and implementation of these agreements and on a final and all-encompassing settlement. As these discussions have not led to such a settlement, in December 2023, the NAM shareholders asked an independent arbitration panel to rule on the interpretation and implementation of the agreements made in 2018/2019. The purpose of this arbitration is for a neutral third party to assess the situation and provide clarity. The arbitration is expected to take several years, and the judgement will be binding. The arbitration does not preclude a final and all-encompassing settlement, provided Shell, ExxonMobil and the Dutch government agree to pursue such a settlement.
There remains a high degree of uncertainty concerning the ultimate outcome of these disputes and their potential effect on future operations, earnings, cash flows, reputation and Shell's financial condition.

80	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
32. Legal proceedings and other contingencies continued
Kazakhstan
Shell has several matters in dispute involving the Republic of Kazakhstan. One litigation matter involving a Shell NOV relates to a Sulphur permitting inspection outcome. An unfavourable ruling was issued by the Administrative Collegium of Astana City Court in February 2024. The Shell NOV filed an appeal in March 2024 to the Kazakhstan Supreme Court which is pending.
The other matters are ongoing disputes involving two Shell NOVs under the applicable production-sharing contracts.
At this time, it is not possible to reliably estimate the magnitude and timing of any possible obligations or payments in respect of the matters above or whether any payments will be due. There remains a high degree of uncertainty regarding the ultimate outcomes, as well as the potential effect on future operations, earnings, cash flows and Shell's financial condition.
Nigerian litigation
Shell (in its capacity as previous owner of SPDC) and various subsidiaries and associates operating in Nigeria are parties to various environmental, non-environmental and contractual disputes brought in the courts of Nigeria, the USA and England. These disputes are at different stages in arbitration and litigation, including at the appellate stage, where judgements have been rendered against Shell entities in some of these disputes. If taken at face value, the aggregate amount of these judgements could be seen as material. Management, however, believes that the outcomes of these disputes, once determined, will be favourable to Shell. However, there remains a high degree of uncertainty regarding these cases, as well as their potential effect on future operations, earnings, cash flows and Shell's financial condition.
OPL 245
In March 2017, criminal charges alleging official corruption and conspiracy to commit official corruption were filed against SNEPCO, one then current now former Shell employee and third parties including ENI SpA and one of its subsidiaries. Those charges were struck out for want of diligent prosecution and the proceedings have been dismissed. However, they can be refiled. In March 2017, parties alleging to be shareholders of Malabu Oil and Gas Company Ltd. (Malabu) filed two actions to challenge the 2011 settlement of litigation pertaining to Oil Prospecting Licence 245 (OPL 245) with regard to potential anti-bribery, anti-corruption and anti-money laundering laws and the award of OPL 245 to SNEPCO and an ENI SpA subsidiary by the Federal Government of Nigeria. Both actions are currently stayed awaiting the outcome of appeals filed against procedural decisions. Those appeal proceedings are ongoing. On May 8, 2018, Human Environmental Development Agenda (HEDA) sought permission from the Federal High Court of Nigeria to apply for an order to direct the Attorney General of the Federation to revoke OPL 245 on grounds that the entire Malabu transaction in relation to the OPL is unconstitutional, illegal and void as it was obtained through fraudulent and corrupt practice. On July 3, 2019, the Nigerian Federal High Court upheld objections from SNEPCO and NAE and struck the lawsuit filed by HEDA. The suit was struck because of the statute of limitations and lack of jurisdiction to hear the matter. HEDA has appealed the judgement, which is ongoing.
On July 21, 2022, the Dutch Public Prosecutor's office announced it had dismissed its investigation into bribery allegations related to OPL 245. On October 24, 2022, Re:Common, HEDA and The Corner House announced that they filed a complaint at the Court of Appeal in The Hague, pursuant to Article 12 of the Dutch Code for Criminal Procedure, challenging the decision by the Dutch Public Prosecutor to dismiss its investigation. On March 20, 2025, the Court of Appeal in The Hague dismissed this complaint. There remains a high degree of uncertainty around the OPL 245 matters and contingencies discussed above, as well as their potential effect on future operations, earnings, cash flows and Shell's financial condition. Accordingly, at this time, it is not possible to reliably estimate the possible obligations and timing of any payments. Any violation of anti-bribery, anti-corruption or anti-money laundering legislation could have a material adverse effect on Shell plc's earnings, cash flows and financial condition.
Russia
On October 2, 2024, the Russian prosecutor filed a Moscow court claim against eight Shell-group entities (including Shell plc and Shell Energy Europe Limited ("SEEL")). The prosecutor seeks (i) declarations that Shell illegally abandoned in support of Sakhalin Energy Investment Company ("Sakhalin"); (ii) monetary relief of approximately €1.5 billion from SEEL to Gazprom Export ("GPE") for alleged unpaid gas deliveries in 2022; and (iii) a declaration that GPE can take 94₽ billion purportedly set aside for Shell for Sakhalin equity compensation from a Type-C account to net off against part of the alleged debt owed by SEEL to GPE. On January 30, 2025, SEEL filed a written postponement motion in the Moscow court proceedings regarding SEEL's non-payment of GPE gas invoices and Sakhalin. At a court hearing on February 14, 2025, the judge postponed the proceedings until the next hearing, which is scheduled for April 14, 2025.
At this time, it is not possible to reliably estimate the magnitude and timing of any possible obligations or payments in respect of the matters above or whether any payments will be due. There remains a high degree of uncertainty regarding the ultimate outcomes, as well as the potential effect on future operations, earnings, cash flows and Shell's financial condition.

81	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
33. Employees

Employee costs

	$ million
	2024	2023	2022
Remuneration	10,928	10,648	10,509
Social security contributions	983	957	860
Retirement benefits (see Note 24)	809	1,324	1,795
Share-based compensation (see Note 28)	732	700	807
Total [A]	13,452	13,629	13,971
[A]Excludes employees seconded to joint ventures and associates.

Average employee numbers [A]

	Thousand
	2024	2023	2022
Integrated Gas	6	6	6
Upstream	13	11	12
Marketing	24	26	17
Chemicals and Products	22	22	21
Renewables and Energy Solutions	3	5	4
Corporate [B]	30	30	27
Total [C]	98	100	87
[A]The employee numbers are based on headcount.
[B]Includes 23,000 employees (2023: 23,000; 2022: 20,000) working in business service centres irrespective of the segment they support.
[C]Excludes employees seconded to joint ventures and associates (2024: 1,000 employees; 2023: 2,000 employees; 2022: 2,000 employees).

34. Directors and Senior Management

Remuneration of Directors of the Company

	$ million
	2024	2023	2022
Emoluments	13	12	12
Value of released awards under long-term incentive plans	10	4	7
Employer contributions to pension plans	1	1	1
Emoluments comprise salaries and fees, annual bonuses (for the period for which performance is assessed) and other benefits. The value of released awards under long-term incentive plans for the period is in respect of the performance period ending in that year. In 2024, no Director accrued retirement benefits in respect of qualifying services under defined benefit plans.

Directors and Senior Management expense

	$ million
	2024	2023	2022
Short-term benefits	33	31	33
Retirement benefits	2	2	2
Share-based compensation	11	17	17
Termination and related amounts	—	7	1
Total	46	57	53
Directors and Senior Management comprise members of the Executive Committee and the Non-executive Directors of the Company.
Short-term benefits comprise salaries and fees, annual bonuses delivered in cash and shares (for the period for which performance is assessed), other benefits and employer social security contributions.

82	Shell	Form 20-F/A 2024

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
35. Auditor's remuneration

	$ million
	2024	2023	2022
Fees in respect of the audit of the Consolidated and Parent Company Financial Statements, including audit of consolidation returns	41	42	45
Other audit fees, principally in respect of audits of accounts of subsidiaries	19	19	18
Total audit fees	60	61	63
Audit-related fees	3	3	3
Fees in respect of other non-audit services	3	2	3
Total	66	66	69
In addition, the auditor provided audit services to retirement benefit plans for employees of subsidiaries. Remuneration paid by those benefit plans amounted to $1 million in 2024 (2023: $1 million; 2022: $1 million).

36. Post-balance sheet events

Post-balance sheet events were originally evaluated up to March 25, 2025, the date these Consolidated Financial Statements were previously authorised for issue. Following the re-issuance of these Consolidated Financial Statements on July 2, 2025, post balance sheet events have been re-evaluated to this date. This assessment has resulted in the disclosure of additional non-adjusting events, but did not lead to a change in the recognition or measurement of amounts reported in the Consolidated Financial Statements.
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
In 2025, until the issuance of these Consolidated Financial Statements the Company paid dividends to its shareholders of $4.3 billion and repurchased shares for an amount of $6.8 billion.

83	Shell	Form 20-F/A 2024

Additional Information

Index to the Exhibit

Exhibit No.	Description
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
2.6
Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 2.6 to the Annual Report for the fiscal year ended December 31, 2024, on Form 20-F (File No. 001-32575) of Shell plc filed with the US Securities and Exchange Commission on March 25, 2025).

2.7
Senior Indenture, among Shell International Finance B.V., Shell plc (f/k/a Royal Dutch Shell plc) and Deutsche Bank Trust Company Americas dated as of June 27, 2006 (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-3 (No. 333-222005), of Shell plc filed with the U.S. Securities and Exchange Commission on December 12, 2017).

2.8
Indenture among Shell Finance US, Inc., Shell plc, as Guarantor, and Deutsche Bank Trust Company Americas dated October 8, 2024 (incorporated by reference to Exhibit 99.1 to Form 6-K (No. 001- 32575) filed with the U.S. Securities and Exchange Commission on October 8, 2024).

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

4.3
Form of contract of employment for Executive Directors (incorporated by reference to Exhibit 4.3 to the Annual Report for fiscal year ended December 31, 2023, on Form 20-F (File No. 001-32575) of Shell plc filed with the US Securities and Exchange Commission on March 14, 2024).

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

4.6
Rules of the Global Employee Share Purchase Plan, amended on January 29, 2022 (incorporated by reference to Exhibit 4.6 to the Annual Report for the fiscal year ended December 31, 2023, on Form 20-F (File No. 001-32575) of Shell plc filed with the US Securities and Exchange Commission on March 14, 2024).

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

8.1
Significant Shell subsidiaries at December 31, 2024 (incorporated by reference to Exhibit 8.1 to the Annual Report for the fiscal year ended December 31, 2024, on Form 20-F (File No. 001-32575) of Shell plc filed with the US Securities and Exchange Commission on March 25, 2025).

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

12.1	Section 302 Certification of Shell plc.
12.2	Section 302 Certification of Shell plc.
13.1	Section 906 Certification of Shell plc.
15.1	Consent of Ernst & Young LLP, London, United Kingdom.

84	Shell	Form 20-F/A 2024

Additional Information
Index to the Exhibits continued

17.1
Subsidiary Guarantors and Issuers of Guaranteed Securities. (incorporated by reference to Exhibit 17.1 to the Annual Report for the fiscal year ended December 31, 2024, on Form 20-F (File No. 001-32575) of Shell plc filed with the US Securities and Exchange Commission on March 15, 2025).

97.1
Malus and clawback policy for Executive Directors and other Executive Committee members (incorporated by reference to Exhibit 97.1 to the Annual Report for the fiscal year ended December 31, 2023, on Form 20-F (File No. 001-32575) of Shell plc filed with the US Securities and Exchange Commission on March 14, 2024).

101	Inline Interactive data files.
104	Cover page inline interactive data file (formatted as Inline XBRL and contained in Exhibit 101).

85	Shell	Form 20-F/A 2024

Additional Information

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorised the undersigned to sign this Amendment No. 1 to the annual report on its behalf.
Shell plc

/s/ Wael Sawan
Wael Sawan
Chief Executive Officer
July 2, 2025

86	Shell	Form 20-F/A 2024