Form 20-F
period 2025-12-31
Shell plc
filed 2026-03-12
CIK 1306965

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F
(Mark one)
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025
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
Sean Ashley, Company Secretary
Shell Centre
London, SE1 7NA
United Kingdom
Telephone Number: 0044-20-7934-1234
E-mail Address: sean.ashley@shell.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

1	Shell	Form 20-F 2025

Securities registered pursuant to Section 12(b) of the Act

Title of Each Class	Trading Symbols	Name of Each Exchange on Which Registered
American Depositary Shares representing two ordinary shares with a nominal value of €0.07 each	SHEL	New York Stock Exchange
Ordinary shares with a nominal value of €0.07 each		New York Stock Exchange	*
2.5% Guaranteed Notes due 2026	SHEL/26	New York Stock Exchange
2.875% Guaranteed Notes due 2026	SHEL/26A	New York Stock Exchange
3.875% Guaranteed Notes due 2028	SHEL/28	New York Stock Exchange
2.375% Guaranteed Notes due 2029	SHEL/29	New York Stock Exchange
2.375% Guaranteed Notes due 2029	SHEL/29A	New York Stock Exchange
2.75% Guaranteed Notes due 2030	SHEL/30	New York Stock Exchange
2.750% Guaranteed Notes due 2030	SHEL/30A	New York Stock Exchange
4.125% Guaranteed Notes due 2030	SHEL/30B	New York Stock Exchange
Floating Rate Guaranteed Notes due 2030	SHEL/30C	New York Stock Exchange
4.125% Guaranteed Notes due 2035	SHEL/35	New York Stock Exchange
4.125% Guaranteed Notes due 2035	SHEL/35A	New York Stock Exchange
4.750% Guaranteed Notes due 2036	SHEL/36	New York Stock Exchange
6.375% Guaranteed Notes due 2038	SHEL/38	New York Stock Exchange
5.5% Guaranteed Notes due 2040	SHEL/40	New York Stock Exchange
2.875% Guaranteed Notes due 2041	SHEL/41	New York Stock Exchange
3.625% Guaranteed Notes due 2042	SHEL/42	New York Stock Exchange
4.55% Guaranteed Notes due 2043	SHEL/43	New York Stock Exchange
4.550% Guaranteed Notes due 2043	SHEL/43A	New York Stock Exchange
4.375% Guaranteed Notes due 2045	SHEL/45	New York Stock Exchange
4.375% Guaranteed Notes due 2045	SHEL/45A	New York Stock Exchange
3.75% Guaranteed Notes due 2046	SHEL/46	New York Stock Exchange
4.00% Guaranteed Notes due 2046	SHEL/46A	New York Stock Exchange
4.000% Guaranteed Notes due 2046	SHEL/46B	New York Stock Exchange
3.750% Guaranteed Notes due 2046	SHEL/46C	New York Stock Exchange
3.125% Guaranteed Notes due 2049	SHEL/49	New York Stock Exchange
3.25% Guaranteed Notes due 2050	SHEL/50	New York Stock Exchange
3.250% Guaranteed Notes due 2050	SHEL/50A	New York Stock Exchange
3.00% Guaranteed Notes due 2051	SHEL/51	New York Stock Exchange
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
Outstanding as of December 31, 2025:
5,689,891,670 ordinary shares with a nominal value of €0.07 each.

2	Shell	Form 20-F 2025

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☑	Yes	☐	No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	☐	Yes	☑	No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.	☑	Yes	☐	No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).	☑	Yes	☐	No
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

Copies of notices and communications from the Securities and Exchange Commission should be sent to:
Shell plc
Shell Centre
London, SE1 7NA
United Kingdom
Attn:Sean Ashley

3	Shell	Form 20-F 2025

5	Shell	Form 20-F 2025

6	Shell	Form 20-F 2025

7	Shell	Form 20-F 2025

CROSS REFERENCE TO FORM 20-F

Part I			Pages
Item 1.	Identity of Directors, Senior Management and Advisers		N/A
Item 2.	Offer Statistics and Expected Timetable		N/A
Item 3.	Key Information
	A.	[Reserved]
	B.	Capitalization and indebtedness	N/A
	C.	Reasons for the offer and use of proceeds	N/A
	D.	Risk factors	23-30
Item 4.	Information on the Company
	A.	History and development of the company	12-22, 35-88, 105-128, 317
	B.	Business overview	13-30, 33-34, 45-88, 118-139, 291-309
	C.	Organizational structure	19, Exhibit 8.1
	D.	Property, plants and equipment	23-30, 35-37, 45-88, 126-128, 135-137, 291-309
Item 4A.	Unresolved Staff Comments		N/A
Item 5.	Operating and Financial Review and Prospects
	A.	Operating results	23-30, 36-41, 45-88, 276-288
	B.	Liquidity and capital resources	38-41, 45-46, 52, 53, 69-70, 74-75, 81-82, 86, 218-228, 242, 252-265
	C.	Research and development, patents and licences, etc.	14, 87, 102, 214, 219, 244-246
	D.	Trend information	20-30, 33-60, 69-88, 89-138
	E.	Critical Accounting Estimates	N/A
Item 6.	Directors, Senior Management and Employees
	A.	Directors and senior management	140-147, 203-205
	B.	Compensation	169-176, 178-192, 289
	C.	Board practices	31-32, 140-192, 200-210
	D.	Employees	129-132, 289
	E.	Share ownership	132, 148, 186-187, 202, 283-284, 317
	F.	Disclosure of a registrant's action to recover erroneously awarded compensation	N/A
Item 7.	Major Shareholders and Related Party Transactions
	A.	Major shareholders	318
	B.	Related party transactions	210, 258, 289
	C.	Interests of experts and counsel	N/A
Item 8.	Financial Information
	A.	Consolidated Statements and Other Financial Information	40-41, 200, 211-290
	B.	Significant Changes	290
Item 9.	The Offer and Listing
	A.	Offer and listing details	317
	B.	Plan of distribution	N/A
	C.	Markets	317
	D.	Selling shareholders	N/A
	E.	Dilution	N/A
	F.	Expenses of the issue	N/A
Item 10.	Additional Information
	A.	Share capital	N/A
	B.	Memorandum and articles of association	203-210
	C.	Material contracts	N/A
	D.	Exchange controls	319
	E.	Taxation	319-321

8	Shell	Form 20-F 2025

	F.	Dividends and paying agents	N/A
	G.	Statement by experts	N/A
	H.	Documents on display	12
	I.	Subsidiary Information	N/A
	J.	Annual Report to Security Holders	See Form 6-K, furnished March 12, 2026
Item 11.	Quantitative and Qualitative Disclosures About Market Risk		38, 225-227, 259, 276-282
Item 12.	Description of Securities Other than Equity Securities
	A.	Debt Securities	Exhibit 2.6
	B.	Warrants and Rights	N/A
	C.	Other Securities	N/A
	D.	American Depositary Shares	317-319, Exhibit 2.6

Part II
Item 13.		Defaults, Dividend Arrearages and Delinquencies	N/A
Item 14.		Material Modifications to the Rights of Security Holders and Use of Proceeds	N/A
Item 15.		Controls and Procedures	200, 213
Item 16.		[Reserved]
Item 16A.		Audit committee financial expert	160
Item 16B.		Code of Ethics	202
Item 16C.		Principal Accountant Fees and Services	168
Item 16D.		Exemptions from the Listing Standards for Audit Committees	202-203
Item 16E.		Purchases of Equity Securities by the Issuer and Affiliated Purchasers	40-41, 200
Item 16F.		Change in Registrant's Certifying Accountant	168, Exhibit 16.1
Item 16G.		Corporate Governance	202-210
Item 16H.		Mine Safety Disclosure	N/A
Item 16I.		Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	N/A
Item 16J.		Insider trading policies	202, Exhibits 11.1, 11.2 and 11.3
Item 16K.		Cybersecurity	28, 87-88

Part III
Item 17.		Financial Statements	N/A
Item 18.		Financial Statements	211-290
Item 19.		Exhibits	329

9	Shell	Form 20-F 2025

Terms and abbreviations
Currencies

$	US dollar
€	euro
£	sterling

Units of measurement

acre	approximately 0.004 square kilometres
b(/d)	barrels (per day)
bbl	barrel
boe(/d)	barrels of oil equivalent (per day); natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel
GJ	gigajoule
GW	gigawatt
kboe(/d)	thousand barrels of oil equivalent (per day); natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel
kWh	kilowatt-hours
mb/d	million barrels per day
megajoule	a unit of energy equal to one million joules
MMBtu	million British thermal units
mtpa	million tonnes per annum
MW	megawatt
MWh	megawatt-hours
Nm3	normal cubic metre
per day	volumes are converted into a daily basis using a calendar year
scf(/d)	standard cubic feet (per day)
TWh	terawatt-hours

Products

GTL	gas-to-liquids
LNG	liquefied natural gas
LPG	liquefied petroleum gas
NGL	natural gas liquids

Miscellaneous

Act	UK Companies Act 2006
ADS	American Depositary Share
AGM	Annual General Meeting
API	American Petroleum Institute
APM	Alternative performance measure
ARC	Audit and Risk Committee
CAGR	Compound annual growth rate
CCS	carbon capture and storage
CCS earnings	earnings on a current cost of supplies basis
CFFO	cash flow from operating activities
CISO	Chief Information Security Officer
CMD	Capital Markets Day
CMF	carbon management framework
CO2	carbon dioxide
CO2e	carbon dioxide equivalent
CRC	Carbon Reporting Committee
CSRD	Corporate Sustainability Reporting Directive
DE&I	Diversity, equity, and inclusion
EBITDA	Earnings Before Interest Taxes Depreciation and Amortization

EC	Executive Committee
EMTN	Euro medium-term note
EPS	earnings per share
ESRS	European Sustainability Reporting Standards
ETS24	Energy Transition Strategy 2024
EV	Electric vehicle
FPI	Fatality and Permanent Impairments
FCF	free cash flow
FID	final investment decision
GAAP	generally accepted accounting principles
GHG	greenhouse gas
HSSE	health, safety, security and environment
IAS	International Accounting Standards
IEA	International Energy Agency
IFRS	International Financial Reporting Standard(s)
IOGP	International Association of Oil & Gas Producers
IPCC	Intergovernmental Panel on Climate Change
Ipieca	International Petroleum Industry Environmental Conservation Association
ISSB	International Sustainability Standards Board
KPI	Key performance indicator
LGBT+	Lesbian, gay, bisexual and transgender
LTIP	Long-term Incentive Plan
NBS	Nature-Based Solutions
NCI	net carbon intensity
NGO	Non-governmental organisation
NOV	Non-operated venture
NOMCO	Nomination and Succession Committee
NZE	Net zero emissions
OECD	Organisation for Economic Co-operation and Development
OML	oil mining lease
OP 25	Operating Plan 2025
OPEC	Organization of the Petroleum Exporting Countries
OPEC+	12 members of the OPEC and 11 other non-OPEC members
OPL	oil prospecting licence
PSC	production-sharing contract
PSP	Performance Share Plan
R&D	Research and development
REMCO	Remuneration Committee
RNG	Renewable natural gas
RT	real terms
SEAM	Safety, Environment and Asset Management
SEC	US Securities and Exchange Commission
SGBP	Shell General Business Principles
SIAI	Shell Internal Audit and Investigations
SP	social performance
SUSCO	Sustainability Committee
TCFD	Task Force on Climate-related Financial Disclosures
TSR	total shareholder return
WACC	weighted average cost of capital
Indicates information that supports TCFD disclosure

10	Shell	Form 20-F 2025

About this Report
This Form 20-F as filed with the US Securities and Exchange Commission for the year ended December 31, 2025 (this "Report") presents the Consolidated Financial Statements of Shell plc (the "Company") and its subsidiaries (collectively referred to as "Shell") (pages 214-290). Except for these Financial Statements, the numbers presented throughout this Report may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures due to rounding. Cross-references to Form 20-F are set out on pages 8-9 of this Report.
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
This Report contains certain forward-looking non-GAAP measures such as free cash flow and underlying operating expense. We are unable to provide a reconciliation of these forward-looking non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Shell plc's consolidated financial statements.
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

11	Shell	Form 20-F 2025

About this Report continued
the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, regional conflicts, such as the Russia-Ukraine war and the conflict in the Middle East, and a significant cyber security, data privacy or IT incident; (n) the pace of the energy transition; and (o) changes in trading conditions. Also see "Risk factors and risk management" on page 23-32 for additional risks and further discussion. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this Report. Neither the Company nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Report.
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

12	Shell	Form 20-F 2025

Strategic Report

Chair's message
Shell provides energy, directly or indirectly, to around a billion people every year. That number speaks not only to our reach, but also our role in connecting people with the energy they need.
As Chief Executive Officer, Wael Sawan has continued to embed a focus on performance, discipline and simplification across Shell. This has translated into stronger operational performance, greater discipline in capital allocation, and more clarity about where we create value.
This approach has supported attractive shareholder returns: in the three years to the end of 2025, we have outperformed our peers in terms of total shareholder return [A]. In 2025, we distributed 52% of cash flow from operations to shareholders through our dividends and share buybacks, as we continue to grow value per share.
Today, Shell continues to become more competitive and resilient — and better positioned to create value and help provide the energy people need in a world that has become more fragmented and complex.
Our changing world
A renewed focus on energy security has brought with it a broader recognition that oil and gas will still represent a significant part of the global energy system for decades to come. At Shell, we continue to invest in helping to provide secure supplies of energy with projects like Orca in Brazil, formerly called Gato do Mato, and our multiple production hubs in the Gulf of America.
[A]See page 181 in the "Annual Report on Remuneration" for more information.
Our task is to manage oil and gas production responsibly and competitively, with a focus on reducing the emissions from our operations. We also believe that gas, including LNG, can play a vital role through the energy transition — as a flexible and reliable lower-carbon alternative to coal in power generation and industry, as a solution for heavy-duty transport and shipping, and as a complement to renewables, helping balance grids as wind and solar scale.
June 2025 saw the first cargo from the new LNG Canada facility. It was a proud moment for Shell and our partners, not only because of its significant technical achievements, but because it was designed to be among the lowest carbon intensity LNG facilities in the world — with many cargoes going to meet growing energy demand in Asia.
At the same time, climate change remains a real challenge. We have a target to become a net-zero emissions energy business by 2050, and we are committed to playing our part in helping to decarbonise the global energy system.
Low-carbon energy options are advancing on multiple tracks. Technologies such as wind and solar are now well established, while others — including biofuels like sustainable aviation fuel, renewable hydrogen and carbon capture and storage (CCS) — will be best able to scale if policy frameworks develop, markets evolve and demand builds.
Even as the energy mix changes, overall demand continues to grow. Moving from a global energy system built on coal, oil and gas to one that is increasingly electrified means redesigning the infrastructure that underpins modern life. We must change how we power industry, heat homes, move people and goods, build cities and balance grids.
Despite these challenging objectives, there is progress to point to. In October, I visited China where I saw the pace of electrification for myself. I met Shell colleagues and partners engaged in that effort, scaling up electric vehicle infrastructure and working alongside many of China's leading industrial players.
Taken together, these developments illustrate an energy transition that is under way, but far from uniform. Countries are advancing from very different starting points, shaped by their resources, infrastructure and energy needs. Even as energy systems change, global economic growth depends on supply that is available, reliable and delivered at scale.
Our role in the energy transition
In this context, Shell's Board has a clear fiduciary responsibility to promote the long-term success of the company, including through competitive returns to our shareholders. For Shell, fulfilling that responsibility means pursuing investments that help us outperform the competition and increase returns — all within the reality that there is only a finite pool of money investors are willing to commit to the energy system.

13	Shell	Form 20-F 2025

Strategic Report | Chair's message continued
As a result, Shell maintains flexibility across emerging technologies so that if conditions strengthen and markets mature, we are well positioned to compete. We focus on where we can make a difference at scale, where we have competitive advantage, and where we can deliver value for our shareholders. It was through this lens that we took the decision in September 2025 not to restart construction of our planned biofuels plant in Rotterdam.
We have also seen what is possible when the right conditions come together. In August 2025, we marked the first injection of CO2 at the Northern Lights project in Norway — Europe's flagship cross-border carbon transport and storage development and a milestone many years in the making. It shows what can be achieved when governments provide stable policy frameworks, industry brings world-class engineering and investment, and customer demand is aligned.
At our Capital Markets Day 2023, we said we would invest $10--15 billion in low-carbon energy solutions between 2023 and 2025, which we have delivered on. In 2025, we also spent almost $500 million on research and development projects that aim to contribute to decarbonisation, representing about 41% of our total research and development expenditure.
Shell began life as a trading company more than a century ago. Visiting Trading and Supply colleagues in Rotterdam in December, it was great to see how we are using that capability to deliver biofuels and power, as well as oil and gas. Trading is not simply one activity within Shell; it sits at the heart of our integrated model.
Our culture
That ability to operate as a truly integrated global organisation is one of Shell's defining strengths today — and will matter even more in the years ahead. But integration ultimately depends on people, and as I visited colleagues around the globe in 2025 — from our Board offsite in Australia to meeting colleagues in China and the Netherlands — I saw the operational excellence of our people in action.
Being a global business — with a workforce that spans continents — makes us naturally diverse. We remain committed to being a place where everyone feels valued and respected, wherever they are. Employee engagement has remained steady — a reflection of both the scale of change and the resilience of our people — and we recognise there is more to do to strengthen connection, build trust, and ensure our colleagues feel part of Shell's ongoing transformation through 2026 and beyond.
Our confidence
In 2026, we expect energy demand to keep growing, the pace of the transition to remain uncertain — and signals from governments, markets and customers may not always align. But I am confident in Shell's ability to thrive because of the steps our people have taken to embed performance, discipline and simplification. These principles have made our organisation more competitive and resilient.
Shell enters 2026 as a leaner, stronger and more confident organisation. That confidence does not come from assuming the world will become easier. It comes from the culture our people bring to life every day and the foundations that position Shell to navigate the years ahead and deliver more value with less emissions in a changing energy system.
Sir Andrew Mackenzie
Chair
1.Board and Executive Committee visit, Australia, 2025.
2.LNG tanker, Canada, 2025.
3.Mars platform with Olympus in the distance, Gulf of America, 2025.

14	Shell	Form 20-F 2025

Strategic Report

Chief Executive
Officer's review

2025 at a glance
2.1	62
Fatality and permanent impairment frequency (FPI-F) in Shell-operated ventures (2024: 1.7) [A]	Tier 1 and Tier 2 process safety incidents
(2024: 89) [B]

$18.1 billion	$18.5 billion
Income for the period	Adjusted Earnings*
(2024: $16.5)	(2024: $23.7)

$42.9 billion	$26.1 billion
Cash flow from operating activities (2024: $54.7)	Free cash flow*
(2024: $39.5)

$18.9 billion	$20.9 billion
Capital expenditure	Cash capital expenditure
(2024: $19.6)	(2024: $21.1)

$13.9 billion	$8.5 billion
Share buyback programme	Dividends paid
(2024: $13.9)	(2024: $8.7)

53 million tonnes	71 gCO2e/MJ
Scope 1 and 2 emissions CO2e	Net carbon intensity (NCI)
(2024: 58)	(2024: 71)

 Key performance indicators. See pages 33-34.
[A]FPI-F for 2024 has been revised from 1.5 to 1.7. See safety performance on page 128.
[B]Tier 1 and Tier 2 process safety incidents for 2024 has been revised from 90 to 89. See safety performance on page 128.

We are in a world defined by more uncertainty -- from increasingly fragmented geopolitics, to the rapid rise of artificial intelligence and the pressures of climate change. Energy sits at the heart of this changing world, highlighting the critical role of our sector.
As I write this message, amid the turmoil of the conflict in the Middle East, we feel that critical role more than ever. We are focusing first and foremost on the safety and well-being of our colleagues. I would like to thank all our staff for their professionalism, commitment and the care they continue to show for each other.
Shell has an important role to play in the evolving energy system. We provide the oil and gas people need today, including liquefied natural gas (LNG). We are also helping to build the energy system of the future, with low-carbon energy products and solutions.
We are transforming into a more competitive and resilient business so that we are in the best possible position to support the around a billion people we serve, directly or indirectly, every year. We are building trust in Shell as the investment case and partner of choice in a complex and changing world.
At the heart of Shell's transformation is our focus on performance, discipline and simplification. We are embedding this focus across our organisation, from the way we make investment decisions to how we reshape our retail network and maintain our oil and gas platforms, improving reliability and production.
More value with less emissions
I am proud of how far we have come with our strategy to deliver more value with less emissions, and grateful for the commitment and hard work of everyone at Shell through a time of considerable change. We set out to build a strong track record of performance, and we have done just that.
In 2025, we delivered on the financial targets that we set out at our Capital Markets Day 2023 and, as a result, we set more ambitious financial targets at our Capital Markets Day 2025. We reached $5.1 billion in structural cost reductions by the end of 2025, compared with 2022, three years ahead of our target, with more to come.
We are on track to achieve our target to grow normalised free cash flow per share* by more than 10% per year [C] through to 2030, underpinned by the growth we expect from our Integrated Gas and LNG, Upstream and Marketing businesses, as well as the steps we are taking to turn around underperforming capital investment.
We saw that growth reflected in our 2025 performance. Our LNG sales increased by 11%, with a record number of LNG cargoes, supporting our aim of a 4--5% increase per year to 2030 [C]. Our Mobility and Lubricants businesses also produced their best-ever results, amid rising demand for premium products.

15	Shell	Form 20-F 2025

Strategic Report | Chief Executive Officer's review continued
At the same time, we continued to invest in the long-term strength of our Upstream portfolio. We increased our interests across our leading deep-water portfolio in the Gulf of America, Brazil and Nigeria, and invested in oil and gas exploration to expand our core positions and secure potential new opportunities.
In 2025, we delivered shareholder distributions at the top end of our target of 40--50% of cash flow from operations* through the cycle [D]. We ended the year with one of the strongest balance sheets in our industry, putting us in a good position for counter-cyclical opportunities.
We are making solid progress towards our climate-related targets and ambition. By the end of 2025, we had achieved around 70% of our target to halve our Scope 1 and 2 operational emissions by 2030, compared with 2016. At the same time, we reduced the net carbon intensity of the energy products we sell by 9%, compared with 2016, moving towards our target of a 15--20% reduction by 2030. By the end of 2025, we had also reduced emissions from the use of our oil products by 18% compared with 2021, as we progress towards our ambition of a 15--20% reduction by 2030. In a significant milestone for 2025, we achieved our target to eliminate routine flaring from our upstream-operated assets.
While we have delivered in many areas, there is still more to do. Our starting point must be safety. It must remain our number one priority. In 2025, four colleagues tragically lost their lives in our operated businesses. I feel that deeply, not just as a CEO but also as a colleague. We owe it to them — and to everyone who works for us — to learn from these incidents, and prevent such tragedies from ever happening again.
Integrated energy company
As we look to the future, we are making real progress on our strategy to deliver more value with less emissions, putting us in a good position to achieve our vision [E] to be the world's leading integrated energy company.
Firstly, we took important steps to grow our integrated gas and LNG business. Gas, especially in the form of LNG, is a stabilising force in the energy system, providing flexibility, reliability and security of supply. It is also a lower-carbon alternative to coal for industry and power, and to diesel and fuel oil for heavy-duty transport and shipping. That is why we believe that supplying LNG will be the biggest contribution we will make to the energy transition over the next decade.
In June, the first cargoes left our LNG Canada joint venture, crossing the Pacific Ocean to meet fast-growing demand from customers in Asia. In 2025, we also completed the acquisition of Pavilion Energy in Singapore, strengthening our LNG trading portfolio.
Secondly, we continued to focus on keeping liquids production stable, as oil will be essential for the energy system for decades to come. We plan to deliver new projects with more than 1 million barrels of oil equivalent a day by 2030, and we have already added a quarter of that production to our portfolio.
In 2025, we achieved our highest-ever quarterly production in Brazil, and our highest quarterly production since 2005 in the Gulf of America. We reached these record levels through the successful start-up of new projects such as Whale in the Gulf of America, which reached nameplate capacity in less than half the expected time.
We increased our stake in the Ursa platform in the Gulf of America, unlocking more value from another asset that achieved a strong operational performance in 2025. And in May, production started at the Mero-4 floating production, storage and offloading facility, around 180 kilometres off the coast of Rio de Janeiro, further strengthening our cost- and carbon-competitive deep-water portfolio.
[C]On a compound annual growth rate (CAGR) basis.
[D]Measured across business cycles under varying economic and market conditions.
[E]A vision statement defines the desired future state of a company rather than a series of firm, binding commitments.
We took an important step in the repositioning of our Upstream portfolio with the divestment of The Shell Petroleum Development Company of Nigeria Limited (SPDC) in March 2025. In the UK, we also started a new chapter with our Adura joint venture, one of the largest independent oil and gas producers in the UK North Sea.
Premium products
Thirdly, we continued to transform our Downstream, Renewables and Energy Solutions businesses. In our Marketing business, we achieved strong results as we continued to reshape our portfolio with the closure or sale of around 800 lower-performing branded retail sites.
Our disciplined approach to capital allocation meant some tough choices. In 2025, we completed the divestment of our Energy and Chemicals Park in Singapore, and stopped construction of our Rotterdam biofuels plant in the Netherlands because it would not have been competitive enough to meet our customers' needs for affordable, low-carbon products. In power, we withdrew from projects like the Atlantic Shores Offshore Wind project in the USA to focus on energy storage, flexible generation and trading.
Our focused approach puts us in a better position to serve our customers. The Northern Lights joint venture, for example, has already transported CO2 from its first industrial customers and injected it beneath the Norwegian Sea. Northern Lights is now moving forward with phase two, which will more than double its storage capacity. In the Netherlands, construction of Holland Hydrogen I, one of Europe's largest renewable hydrogen plants, is progressing well.
We will continue to look for opportunities where we can create value for our shareholders. Today we have around $20 billion of our capital employed across lower-carbon platforms, including power (both gas-fired and from renewable energy), low-carbon fuels, hydrogen, and carbon capture and storage [F]. We will develop them as government policies and customer demand help create attractive business models.
We believe governments need to provide the predictability and stability that companies like Shell need for long-term investments. We saw some examples of this in 2025, with the German government's move to implement the European Union's Renewable Energy Directive. This requires increases in the share of renewable energy within the electricity, heating, cooling, transport and industrial sectors.
Unlocking potential
To achieve our vision, we must unlock the full potential of all our businesses, supported by our world-class trading and optimisation capabilities. I saw that potential for myself when I visited with LNG Canada staff in September. It is impressive how different parts of Shell work together — producing the gas, turning it into LNG and shipping the LNG to our customers. I sat with our traders as they worked side by side with production operators to unlock even more value.
I remain extremely grateful to all our staff who are transforming our great organisation into the best version that we can be. Their hard work and determination have made Shell much stronger. I am proud of our commitment to simplify, enable faster decisions and deliver the full value of being an integrated business.
That is why I am confident saying that customers can trust that Shell will deliver for them, that investors can trust that we will give them attractive returns, and that partners can trust that we will be there when they need us. In short, 'you can be sure of Shell'.
Wael Sawan
Chief Executive Officer
[F]Gas is a lower-carbon alternative to coal in power generation.
* Non-GAAP measure. See page 323.

16	Shell	Form 20-F 2025

Strategic Report | Shell's strategy

This is Shell
Shell is a global group of energy and petrochemical companies, employing around 85,000 people [A] across more than 70 countries. Our activities include oil and gas exploration and production, and the marketing of fuels, lubricants and chemical products. We also offer low-carbon energy products and solutions.
For more than a century, Shell has been at the heart of the global energy system, fuelling people's homes, industries and transport from cars to planes and ships. Shell provides energy, directly or indirectly, to around a billion people every year.
Our purpose is to power progress together by working with each other, our customers and our partners to provide the energy products people need to power their lives and businesses. Our vision [B] is to become the world's leading integrated energy company -- delivering impact at scale, connecting energy and people, matching supply to demand.
With global demand for energy increasing, coupled with the challenge of climate change, we will continue to focus on our strategy to deliver more value with less emissions. We are positioning Shell to become a leaner, more competitive organisation to succeed through a multi-decade energy transition.
As the energy system evolves, at different paces in different places, we will continue to earn trust in Shell by providing stability through an uncertain and complex energy transition.
We seek to build strong, trusted relationships with all our stakeholders. Our stakeholders include: our employees, contractors and pensioners; the investor community; customers, comprising commercial and industrial customers, as well as the millions we serve daily at our retail sites; our suppliers and strategic partners; regulators and governments; non-governmental organisations, civil society, academia and think tanks; and the communities where we work.
Partner of choice
We will leverage our global footprint, trust in our brand, trading and technology capabilities, and our assets and infrastructure to be the energy company that customers and countries choose to be their partner of choice.
Our clear financial targets and climate‑related targets and ambition, and our principles of performance, discipline and simplification, will help enable us to realise our vision. The quality of our people and our performance culture ensure we have the right skills, mindset and behaviours. The extraordinary community of talent that powers Shell will approach the next decade of the energy transition with determination.
The Shell Performance Framework (SPF) sets out how we operate across the company. It brings together key components -- such as context, direction, culture, structure, people, processes and continuous improvement -- to help ensure that the organisation is aligned behind a consistent way of working.

Our performance culture

People are key to our success and we expect everyone who works for Shell to behave according to our core values: honesty, integrity and respect for people. We are transforming Shell to be a more competitive business as we focus on performance, discipline and simplification across our organisation.
We are building a culture that we believe will help us succeed as we navigate the energy transition.

We encourage four attitudes and behaviours from our people:
We deliver results: we deeply understand our businesses, simplifying and improving every day. We are disciplined in working towards meeting our promises even when the unexpected happens.
We learn and adapt: we navigate uncertainty and adapt in a rapidly changing world. We value and grow our expertise. We learn from setbacks to accelerate progress.
We are one team: we listen to different views to make better data-based decisions. We work together with our customers, communities and countries to consistently deliver on our promises.
We care: we care about each other, our work, our values, ethics and diversity, equity and inclusion. This builds trust and is key to our performance as we grow to be our best and deliver commercial outcomes.

The Board assesses and monitors our culture and how it is embedded in our attitudes and behaviours, including in our activities and stakeholder relationships. See "Board activities" on page 148.

[A]At December 31, 2025, and including portfolio companies.
[B]A vision statement defines the desired future state of a company rather than a series of firm, binding commitments.

17	Shell	Form 20-F 2025

Strategic Report | Shell's strategy | This is Shell continued
Strong foundations
We will work according to our core values of honesty, integrity, and respect for people. We care about each other, our work, and about doing business the right way – with a focus on safety, people and sustainability. We are committed to doing business in an ethical and transparent way.
The nature of our operations exposes us to a wide range of safety risks. As we implement our strategy, we will continue to focus on achieving our Goal Zero ambition: to do no harm to people and to have no leaks across operations. This goal lies at the very heart of our plans and our activities, and we work to ensure our people are prepared to respond if something goes wrong.
The Shell Code of Conduct explains how employees, contractors and anyone else acting on behalf of Shell must behave, and the Shell General Business Principles (SGBP) set out our responsibilities to all our stakeholders.
We believe that no business can succeed without an unwavering commitment to respecting nature and the communities within which it works. For almost three decades, our commitment to contribute to sustainable development has been part of the SGBP. This requires balancing short- and long-term interests, and integrating economic, environmental and social considerations into business decision-making.
We seek to manage our impact on people, while working to protect nature, increase reuse and recycling, support biodiversity and use resources efficiently. We also strive to make a positive impact on people around the world, and this includes providing the energy people need, contributing to local economies and communities, championing inclusion and respecting human rights.
Our promise that you can be sure of Shell is based on continuity in character and values, and commitment to the people we work with, to the customers we serve and to the investors for whom we are working to deliver more value with less emissions.

What sets us apart

Deep-water expertise
We have almost five decades of deep-water expertise and continue to develop innovative designs for oil and gas assets, replicating successful projects to deliver more value with less emissions. Our deep-water business has a track record of sustained cash flow.

Integrated gas and LNG capability
We are the world's leading publicly listed supplier of LNG with a worldwide network of customers, extensive shipping and storage assets, and access to regasification plants. Our Integrated Gas portfolio is the largest among peers, servicing nearly a fifth of global LNG demand. Our diversified and global portfolio of plants and terminals enhances our resilience to market shocks and allows us to capitalise on price volatility.

Brand leader in mobility and lubricants
Shell is the world's number one finished lubricants supplier and a leader in mobility with a first-class customer‑centric network. By prioritising value over volume and focusing on premium fuels and lubricants, we deliver stronger returns today and stay relevant as customer needs evolve.

Technology and innovation
Shell has a long history in technology and innovation. We have a global network of research and development centres and work closely with our customers, suppliers and partners. We also collaborate with leading technology companies to deploy digital solutions at scale across our businesses.

Integrated business model – trading and optimisation
Shell produces energy and is also one of the world's largest and most experienced energy traders and suppliers. We can identify and meet a customer's needs quickly. Our value chains are enhanced by our logistics infrastructure, purchases from third parties and a leading global position in energy markets.

18	Shell	Form 20-F 2025

Strategic Report | Shell's strategy | This is Shell continued

Our businesses	Reporting segments
Integrated Gas

Integrated Gas includes natural gas and liquids exploration and extraction. The gas is then processed to produce liquefied natural gas (LNG) or converted into gas-to-liquids (GTL) fuels and other products. The business includes the operation of both upstream and midstream infrastructure necessary to deliver natural gas and its derivatives to market. Integrated Gas also includes the marketing, trading and optimisation of LNG.
See pages 45-51 for a review of our performance.

Upstream

Upstream explores for and extracts crude oil, natural gas and natural gas liquids. The segment also includes marketing and transportation of oil, gas and liquids, supported by the infrastructure required to deliver them to market or to process them within Shell's chemicals manufacturing plants and refineries. Upstream activities span deep-water and conventional oil and gas operations.
See pages 52-60 for a review of our performance.

Downstream, Renewables and Energy Solutions

Marketing includes Mobility, Lubricants, and Sectors and Decarbonisation. Mobility operates our retail network, including electric vehicle charging, convenience retail, and the Wholesale Commercial Fuels business for transport and industry. Lubricants produces, markets and sells products for road transport and machinery in manufacturing, mining, power generation, agriculture and construction. Sectors and Decarbonisation supplies fuels, speciality products and services, including low-carbon energy solutions such as biofuels, to a broad range of commercial customers, including in the aviation, marine and agriculture sectors.
See pages 69-73 for a review of our performance.

Chemicals and Products includes chemicals manufacturing plants with their own marketing network, and refineries which turn crude oil and other feedstocks into a range of oil products which are moved and marketed around the world for domestic, industrial and transport use. The segment also includes the pipeline business, trading and optimisation of crude oil, oil products and petrochemicals.
See pages 74-80 for a review of our performance.

Renewables and Energy Solutions encompasses renewable power generation, marketing, trading, and optimisation of power and pipeline gas. It also includes hydrogen production, commercial carbon capture and storage (CCS) hubs and carbon credits. The business invests in nature-based projects that compensate for carbon emissions and Shell Ventures, which invests in or works with start-ups and other early-stage businesses to help them scale up and grow.
See pages 81-85 for a review of our performance.

19	Shell	Form 20-F 2025

Strategic Report | Shell's strategy

Our strategy
Our strategy is to deliver more value with less emissions. We will continue to drive the transformation of Shell into a leaner and more competitive organisation while delivering resilient returns and rewarding our shareholders. As we transform, we will maintain our focus on performance, discipline and simplification. We will:
Grow our integrated gas and LNG business
Grow LNG sales 4--5% (CAGR) per year through to 2030 [A].
With our leadership position in LNG and the growing role of natural gas in the global energy system, we are pursuing LNG sales growth. Gas, including LNG, is a stabilising force in energy systems because it is versatile, flexible and reliable. Gas is versatile because it can be used in power generation, industry, heating and transport. It is also flexible and reliable because it is simple to deploy and can be shipped, as LNG, to where it is needed to meet changing demand. Gas can balance renewable energy to provide stability for national grids.
Our global trading and supply network enhances the value of our gas portfolio, enabling us to capture opportunities from market volatility while providing secure energy to customers across the world.
Keep liquids production stable
Sustain liquids production at 1.4 million barrels per day, while growing total production by 1% through to 2030 [B].
The role of oil and gas will be critical to the energy system for decades to come. We are focused on our leading deep-water and strong conventional oil and gas businesses. We are committed to delivering value over the long term from our advantaged portfolio of assets and differentiated set of capabilities. These businesses are highly complementary, as conventional oil can offer price resilience while deep-water can provide price upside with its high-margin barrels.
We aim to sustain liquids production through to 2030 and will focus on basins where we have a competitive advantage. We will prioritise cost- and carbon-competitive molecules.
Transform Downstream, Renewables and Energy Solutions
Drive cash flow resilience and higher returns through disciplined capital allocation.
Shell operates a diverse portfolio. This portfolio includes Mobility, Lubricants and our high-graded Products portfolio which covers refined products supported by our global trading and supply capabilities. We are focused on enhancing value from these businesses which deliver resilient cash flow.
We are repositioning Chemicals, power and existing low-carbon options (including CCS, hydrogen and low-carbon fuels) to unlock greater value. We will continue to focus on adjusting investments and business models based on evolving market demand.

Our strategy is to deliver more value with less emissions

Grow our integrated gas and LNG business ￮Grow LNG sales 4--5% per year through to 2030 [A].	Keep liquids production stable ￮Sustain liquids production at 1.4 million barrels per day, while growing total production by 1% through to 2030 [B].	Transform Downstream, Renewables and Energy Solutions ￮Drive cash flow resilience and higher returns through disciplined capital allocation.

[A]On a compound annual growth rate (CAGR) basis.
[B]Upstream and Integrated Gas.

20	Shell	Form 20-F 2025

Strategic Report | Shell's strategy | Our strategy continued
More value
At Capital Markets Day 2025, we set out a financial framework that will support us in delivering more value.
We are driving improvements in free cash flow generation through disciplined capital allocation, the optimisation of our portfolio, cost efficiency and improved operational performance, including measures such as increasing asset availability and utilisation. This will support us in achieving our target to grow normalised free cash flow per share* by more than 10% on average per year [A] to 2030.
We plan cash capital expenditure within the range of $20--22 billion per year between 2025 and 2028, with $21 billion in 2025. In addition, we are targeting 40--50% of our cash flow from operating activities through the cycle for shareholder distributions* [B].
Furthermore, we will continue to reduce structural costs, targeting $5--7 billion in cumulative savings by the end of 2028 compared with 2022. By the end of 2025, we had already achieved structural cost reductions of $5.1 billion since 2022 with more to come. Nearly 60% of the structural cost reductions have come from operational efficiencies, a leaner corporate centre and faster value-based decision-making.
Less emissions
As we work to deliver more value, we must also navigate the multi-decade energy transition. We have a target to become a net-zero emissions energy business by 2050.
To help achieve the 2050 target, we also have a target to halve absolute Scope 1 and 2 emissions under our operational control by 2030, on a net basis, compared with 2016. As of 2025, we have already achieved some 70% of that target. These are the emissions that come directly from our operations and from the energy we buy to run our operations. For example, we are progressing with improving the energy efficiency of our operations and using more renewable electricity to power our activities. We also have a target to maintain methane emissions intensity for our operated oil and gas assets below 0.2% and achieve near-zero methane emissions intensity by 2030 [C].
In addition, we have a target to cut the net carbon intensity (NCI) of the products we sell by 15--20% by 2030 compared with 2016. And, we are on track, delivering 9% by end-2025 compared with 2016.
Achieving our ambition to reduce customer emissions from the use of our oil products [D] by 15-20% by 2030, compared with 2021, means reducing sales of oil products, as we support customers as they move to electric mobility and low-carbon fuels, such as biofuels. By the end of 2025, we had achieved an 18% reduction.

See "Less emissions" on pages 89-117.

[A]On a compound annual growth rate (CAGR) basis.
[B]Subject to Board approval.
[C]Methane intensity is measured and calculated separately for oil and gas assets with marketed gas (gas, LNG and GTL available for sale) and assets without marketed gas (oil and gas assets where gas is reinjected).
[D]Scope 3, Category 11.
* Non-GAAP measure. See page 323.
Executing our strategy
Our ability to adapt to the dynamic energy landscape and evolving market conditions will be essential to our long-term success. We are shaping our portfolio to focus on areas of competitive advantage, supported by disciplined capital allocation, global customer reach and world-class trading and supply capabilities.
In 2025, we executed several deliberate value-driven decisions to strengthen our businesses.
In Upstream, we completed the divestment of The Shell Petroleum Development Company of Nigeria, the conclusion of a major multi-year effort. We also completed the formation of the Adura Energy Limited joint venture, which is one of the largest independent producers in the UK North Sea. And, in Chemicals and Products, we divested our asset in Singapore as we are working to reposition our portfolio to unlock further value. These decisive actions demonstrate our focus on value.
Photos: Our people are essential to our strategy of delivering more value with less emissions. We are transforming Shell into a leaner, more competitive organisation as we focus on performance, discipline and simplification. Whale platform, Gulf of America, 2025.

21	Shell	Form 20-F 2025

Strategic Report | Shell's strategy | Our strategy continued
Capital Markets Day 2025 presented an update
to our financial targets.
We are focused on driving performance, enhancing capital efficiency and unlocking value across our portfolio.
Financial discipline and strategic focus
Our strengthened financial framework positions us to drive long-term value creation, with disciplined capital allocation and a commitment to deliver resilient returns through the cycle [A]. Continued improvements in operational performance, cost discipline and strategic investment in high-return opportunities will underpin this journey.

Updates to our financial targets:
￮Enhance shareholder distributions from 30–40% to 40–50% of cash flow from operating activities* through the cycle [A], continuing to prioritise share buybacks while maintaining the 4% a year progressive dividend policy [C].
￮Increase the structural cost reduction target from $2--3 billion by the end of 2025 to a cumulative $5–7 billion by the end of 2028, compared with 2022.
￮Maintain capital discipline with cash capital expenditure range lowered to $20--22 billion a year for 2025--2028 from $22--25 billion a year for 2024--2025.
￮Grow normalised free cash flow per share* on average by more than 10% a year through to 2030 [B].

Shell financial framework: a value-led approach to capital allocation

Balanced capital allocation

Total distributions Enhanced shareholder distributions 40–50% of CFFO* through the cycle [A]	Cash capital expenditure (cash capex) Disciplined investment $20–22 billion p.a. 2025--2028

Prioritising buybacks 17 consecutive quarters ≥$3 billion	Dividend consistency +4% announced at Q4 2025	Integrated Gas and Upstream cash capex ~ $12--14 billion	Downstream, Renewables and Energy Solutions cash capex ~ $8 billion

Intrinsic value creation >10% p.a. (CAGR) normalised free cash flow per share growth, through to 2030* [B]	Progressive dividend 4% annual increase [C]	Capital reallocation ≥10% ROACE* across segments [D]

Balance sheet Maintain strong investment grade rating through the cycle [A]
[A]Measured across business cycles under varying economic and market conditions.
[B]On a compound annual growth rate (CAGR) basis.
[C]Subject to Board approval. When the Board sets the level of shareholder distributions, it looks at a range of factors including the macro environment, underlying business earnings and Group cash flows, the current balance sheet, future investment, acquisition and divestment plans, and existing commitments.
[D]Price-normalised return on average capital employed (ROACE) on an Adjusted Earnings plus non-controlling interest basis.
The statements in this "Our strategy" section are forward-looking statements based on our operating plan, management's current expectations and certain material assumptions and, accordingly, involve risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied herein.
See "About this Report" on pages 11-12 and "Risk factors and risk management" on pages 23-32.

* Non-GAAP measure. See page 323.

22	Shell	Form 20-F 2025

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

1.Portfolio risks
Risk type:  Strategic risk  Operational risk  Conduct and culture risk
We are exposed to risks that could adversely affect the resilience of our overall portfolio of businesses. These include external risks such as macroeconomic risks, including fluctuating commodity prices, competitive forces and political, geopolitical, legal and fiscal developments. Our future performance depends on the successful development and deployment of new technologies that provide new products and solutions. In addition, our future hydrocarbon production depends on the delivery of integrated projects and our ability to replace proved oil and gas reserves. Many of our major projects and operations are conducted in joint arrangements or with associates, which could reduce our degree of control and our ability to identify and manage risks.
Risk description
We are exposed to various external risks, such as macroeconomic, competitive and country risks, and internal risks associated with growing and maturing our business opportunities through our portfolio of businesses and joint arrangements, as follows:
a. Macroeconomic risks:
￮The prices of crude oil, natural gas, oil products, chemicals and power are affected by supply and demand, both globally and regionally. Factors that influence supply and demand include operational issues; natural disasters; pandemics; political instability; geopolitical tensions, including conflicts; macroeconomic conditions, including inflation and tariffs (such as those announced by the USA); actions by major oil and gas producing countries; and technological uncertainties. These have in the past resulted in, and similar events could in the future result in, material price fluctuations. Government decisions may affect the prices of energy products. These include price caps and tariffs, and policies which speed up or slow down the adoption of low-carbon products and technologies.
￮In a low oil and gas price environment, we have generated, and could in the future again generate, less revenue from our Integrated Gas and Upstream businesses, and parts of those businesses could become less profitable or incur losses. Low oil and gas prices have also resulted, and could result in the future, in the debooking of proved oil or gas reserves, if they become uneconomic in this type of price environment. Prolonged periods of low oil and gas prices, or rising costs, have resulted, and could result in the future, in projects being delayed or cancelled. Assets have been impaired in the past, and there could be impairments in the future. Low oil and gas prices have affected, and could affect in the future, our ability to maintain our long-term capital investment and shareholder distribution programmes.
￮Under high oil and gas prices, our entitlement to proved reserves under some production-sharing contracts has been, and could be in the future, reduced. Higher prices could also reduce demand for our products, which could result in lower profitability in certain businesses in the Group, particularly in our Chemicals and Products, and Marketing businesses. Some of the reduction in demand could be permanent. Higher prices can also lead to more capacity being built, potentially resulting in an oversupplied market which could negatively affect our businesses.
￮We use a range of commodity price and margin assumptions to evaluate the robustness of our capital allocation across our different projects and commercial opportunities. Due to volatility in macroeconomic conditions, actual results have differed from our assumptions and may do so in the future. Such differences could result in returns being lower than planned.
b. Competitive risks:
￮We face competition in all our businesses, which is amplified by the energy transition and competing products. We seek to differentiate our services and products, though many of our products are competing in commodity-type markets. Accordingly, a failure to manage our costs and our operational performance could result in a material adverse effect on our earnings, cash flows and financial condition. We also compete with state-owned hydrocarbon entities and state-backed utility entities with access to financial resources and local markets. Such entities could be motivated by political or other factors in making their business decisions and may not require competitive returns. Consequently, when bidding on new leases or projects, we could find ourselves at a competitive disadvantage or unable to obtain competitive returns. Furthermore, the mainstream arrival of generative AI has the ability to modify how companies improve efficiency and where they compete, potentially altering dynamics of our commodity-type markets, affecting our competitive position.

23	Shell	Form 20-F 2025

Strategic Report | Risk factors and risk management continued
c. Delivery of capital projects and our ability to replace proved oil and gas reserves:
￮Shell's ability to deliver capital projects and sustain future production is subject to a range of risks. These include strategic, operational and external factors that may impact the performance, resilience and competitiveness of our investment portfolio. Challenges in developing capital projects, particularly integrated and frontier ventures, include uncertain geology, deep drilling conditions, supply chain constraints, the lack of available skilled labour and technology, the absence of transport infrastructure, permitting delays and cost overruns. These risks are compounded by geopolitical instability, inflationary pressures and evolving legal and regulatory landscapes. We may fail to assess or manage these and other risks properly. Such potential obstacles have adversely impacted, and could in the future adversely, impact our delivery of these projects, our ability to realise the full potential value of the project as assessed when the investment was approved, and our ability to fulfil related contractual commitments. This has led, and could in the future lead, to impairments of our investments.
￮Our future oil and gas production depends on our access to new proved reserves through exploration, negotiations with governments and other owners of proved reserves and acquisitions, and through developing and applying new technologies and recovery processes to existing fields. A failure to replace proved reserves would result in an accelerated decrease of future production and would negatively impact our ability to sustain material liquids production as per our Capital Markets Day 2025 (CMD25).

Oil and gas production available for sale
	Million boe [A]
	2025	2024	2023
Shell subsidiaries	937	956	937
Shell share of joint ventures and associates	85	82	82
Total	1,022	1,038	1,019
[A]Natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel.

Proved developed and undeveloped oil and gas reserves [A][B]
	Million boe [C]
	Dec 31, 2025	Dec 31, 2024	Dec 31, 2023
Shell subsidiaries	6,587	8,156	8,283
Shell share of joint ventures and associates	1,536	1,464	1,504
Total	8,123	9,620	9,787
Attributable to non-controlling interest of Shell subsidiaries	0	370	378
[A]We manage our total proved reserves base without distinguishing between proved reserves from subsidiaries and those from joint ventures and associates.
[B]Includes proved reserves associated with future production that will be consumed in operations.
[C]Natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel.
￮The estimation of proved oil and gas reserves involves subjective judgements and determinations based on available geological, technical, contractual and economic information. Estimates can change over time because of new information from production or drilling activities, changes in economic factors, such as oil and gas prices, alterations in the regulatory policies of host governments or other events. Estimates also change to reflect acquisitions, divestments, new discoveries, extensions of existing fields and mines, and improved recovery techniques. Published proved oil and gas reserves estimates could also be subject to correction (as has happened to Shell in the past) because of errors in the application of rules and changes in regulatory guidance. Downward adjustments could indicate lower future production volumes and could also lead to impairment of assets.
d. Country risks:
￮We operate in countries which have differing degrees of political, legal and fiscal stability. Potential impacts, which we have experienced in the past and could experience in the future, include: forced divestment of assets; expropriation of property; cancellation or forced renegotiation of contract rights; delay of new projects; additional tariffs, including potential retaliatory tariffs; additional taxes, including windfall taxes (especially during periods of prolonged high oil and gas prices); restrictions on deductions and retroactive tax claims; antitrust claims; changes to trade compliance regulations; price controls; local content requirements; foreign exchange controls; changes to environmental regulations; changes to regulatory interpretations and enforcement; and changes to disclosure requirements.
￮The world is also facing continued and protracted geopolitical instability which impacts market conditions and our operations. For example, the broader consequences of the ongoing conflicts and tensions in the Middle East remain uncertain and could negatively impact our operations in the region and beyond.
￮In some countries, the security of our operations and/or our people has been affected in the past and is likely to be affected in the future by risks such as kidnapping and extortion; sabotage and crude theft; community activism; labour protests; military interventions; political instability; and inconsistent rule of law and due process.

24	Shell	Form 20-F 2025

Strategic Report | Risk factors and risk management continued
e. Joint arrangements:
￮When we are not the operator, we have less influence and control over the behaviour, performance and operating costs of joint arrangements or associates. Despite having less control, we have been, and still are, exposed to the risks associated with these operations, including environmental, reputational, legal (where joint and several liability could apply) and government sanction risks. For example, our partners or members of a joint arrangement or an associate (particularly local partners in developing countries) may be unable to meet their financial or other obligations for projects or operations, threatening the viability of a given project. Where we are the operator of a joint arrangement, the other partner(s) could still be able to veto or block certain decisions, which could be detrimental to the joint arrangement.
f. Technology risks:
￮Technology and innovation are essential to our efforts to help meet the world's energy demands competitively. If we fail to effectively develop and/or deploy new technology, products and solutions, there could be a material adverse effect on the delivery of our strategy. We operate in environments where advanced technologies are used. In developing new technologies, products and solutions, unknown or unforeseeable technological failures or environmental and health effects could harm our reputation and licence to operate or expose us to litigation or sanctions. The associated costs of new technology are sometimes underestimated, impacting their expected returns. We have faced delays in developing new technology in the past, and such delays could happen again in the future. If we are unable to develop our technology and products in a timely and cost-effective manner, we may fail to realise commercially viable products.
If any of the risks above materialise, it could have a material adverse effect on our earnings, cash flows and financial condition.

See "Market overview" on pages 42-44, "Innovation and Technology" on pages 87-88, "Oil and gas information" on pages 61-68 and "Supplementary information - oil and gas (unaudited)" on pages 291-309.

2.Climate change and the energy transition
Risk type:  Strategic risk  Operational risk  Conduct and culture risk
Climate change and the energy transition pose multiple risks to Shell, including declines in the demand for and prices of our products, commercial risks from growing our low-carbon business, and adverse litigation and regulatory developments. The physical impacts of climate change could also adversely affect our assets and supply chains.
Risk description
The risks and impacts include the following:
a. Commercial risks:
￮Changing customer sentiment in some markets favouring the use of renewable and sustainable energy products may reduce demand for our oil and gas products. An excess of fossil fuel supply over demand could result in reduced fossil fuel prices. This could result in lower earnings, cancelled projects, debooking of reserves and the potential impairment of certain assets.
￮If we fail to stay in step with customers' and other stakeholders' demand for low-carbon products, this could adversely affect our reputation and future earnings. If we move much faster than society, we risk investing in technologies, markets or low-carbon products for which there may be insufficient demand. If we are slower than society, or if low-carbon technology advances faster than we expect, customers may prefer a different supplier. This would reduce demand for our products, adversely affecting our reputation and materially affecting our financial results.
￮Low-carbon technology and innovation are essential to our efforts to help meet the world's energy demands competitively. If we are unable to develop the right technologies and products in a timely and cost-effective manner, there could be an adverse effect on our future earnings. The operating margins for our low-carbon products and services [A] have been, and could be in the future, lower than the margins we have experienced historically in our oil and gas operations.
￮Certain investors have decided to divest their interest in fossil fuel companies and, if this were to increase significantly, this could have a material adverse effect on the price of our securities and our ability to access capital markets. Some financial institutions have been aligning their portfolios to low-carbon opportunities, driven by both regulatory and broader stakeholder pressures. A failure to decarbonise our business portfolios in line with investor and lender expectations could have a material adverse effect on our ability to access financing for certain types of projects. This could also adversely affect our partners' ability to finance their portion of costs, either through equity or debt.
[A]Electric vehicle charging services, renewable power generation, nature-based solutions, green hydrogen, CCS. We define low-carbon energy products as those that have an average carbon intensity that is lower than that of conventional hydrocarbon products, assessed on a life-cycle basis.
b. Societal risks, including litigation:
￮Societal expectations around energy security, energy affordability and mitigating climate change continue to shift with uncertain implications for businesses with regard to mix and quality of products, safety and minimising damage to the environment. The role of the oil and gas sector in the context of climate change and the energy transition has been, and continues to be, an area of focus and public debate. This has negatively affected, and in the future could negatively affect, our licence to operate; our brand, reputation and competitive position; and could reduce consumer demand for our products, harm our ability to secure new energy partnerships and contracts, and restrict our ability to access capital markets or attract employees.
￮In some countries, governments, regulators, non-governmental organisations (NGOs) and individuals have filed lawsuits seeking to hold fossil fuel companies liable for costs associated with climate change. If successful, these claims may have wide-ranging consequences, including forcing entities to hand over strategic autonomy in part to regulators, or to divest from hydrocarbon assets and technologies. In the Netherlands, a group of environmental NGOs and individual claimants (referred to herein as "Milieudefensie") have filed an appeal with the Dutch Supreme Court against the Court of Appeal judgment of November 12, 2024, which overturned a lower court finding that Shell had an obligation to reduce certain aggregate annual volumes of CO2 emissions by 2030. We have also been subjected to climate activism that has caused disruptions to our operations, and such disruptions could happen again in the future. Climate change lawsuits that have been filed against us could have a material adverse effect on our business and reputation.

25	Shell	Form 20-F 2025

Strategic Report | Risk factors and risk management continued
c. Regulatory risks:
￮Divergence in regulatory direction has created, and continues to create, uncertainty and complexity for multinational companies operating globally. The renewed focus on the competitive agenda in the EU aims to simplify current and incoming climate regulations and disclosure requirements, with the USA moving towards deregulation at the federal level, even as some states adopt stricter rules. The lack of consistent government policy needed to provide a conducive regulatory environment for low-carbon products and solutions could make it more challenging to take investment decisions on projects that we and society need to reach our respective decarbonisation goals as policy is critical for creating sustained demand for new low-carbon solutions. Similarly, climate policy approaches that hamper or constrain market efficiency and competition could increase costs and make projects less attractive, challenging our ability to deliver our strategy.
￮The transition to a low-carbon economy continues to increase compliance costs for our assets and products. Shell's annual carbon cost exposure is expected to rise as carbon pricing expands globally and average prices increase, although there remains uncertainty in how carbon pricing mechanisms may be implemented in the future given the lack of net-zero-aligned global and national policies and frameworks. This makes it more challenging to determine appropriate assumptions for financial planning and investment decisions, which could impair our ability to assess the robustness of our plans.
￮Rapid changes in government climate and energy transition related policies and regulations could also lead to impairments of our existing oil and gas assets. Governments may also introduce further restrictions on hydrocarbon exploration and production and impose stricter standards for decommissioning, which could affect timing and costs.
d. Physical risks:
￮The physical effects of climate change, such as, but not limited to, increases in temperature, sea levels and fluctuations in water availability, could also adversely affect our assets, operations, supply chains, employees and markets.
In summary, continued climate change concerns about the pace at which we decarbonise our operations relative to society and effects of the energy transition pose multiple challenges to our business. These could result in, for example, increased costs, financial penalties, payments of financial damages in the event of losses of lawsuits, cancelled projects and potential impairment of certain assets, and adverse impacts on our supply chains and licence to operate. Individually or collectively, these risks could have a material adverse effect on our earnings, cash flows and financial condition.

See "Less emissions" on pages 89-117, "Renewables and Energy Solutions" on pages 81-85, Note 32 "Legal proceedings and other contingencies" on pages 286-288 and Note 4 "Climate change and energy transition" on pages 228-239.

3.Financial risks
Risk type:  Strategic risk  Operational risk  Conduct and culture risk
We are exposed to treasury risks, including liquidity risk, interest rate risk, foreign exchange risk and credit risk. We are affected by the global macroeconomic environment and the conditions of financial markets. These, and changes to certain demographic factors, also impact our pension assets and liabilities.
Risk description
We are subject to differing economic and financial market conditions around the world. Political and economic instability affects such markets.
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
We operate several defined benefit pension plans that have significant long-term pension liabilities and associated assets. Volatility in capital markets or changes to government policies could affect inflation, interest rates and investment performance, with the potential to cause significant changes to the funding position. Changes in assumptions for longevity, retirement age or pensionable remuneration at retirement could also cause significant changes to the funding position. In the case of a funding shortfall, we could be required to make substantial cash contributions, depending on the applicable local regulations.
If any of the above risks materialise, they could have a material adverse effect on our earnings, cash flows and financial condition.

See "Liquidity and capital resources" on pages 38-41 and Note 24 "Retirement benefits" on pages 268-274.

26	Shell	Form 20-F 2025

Strategic Report | Risk factors and risk management continued

4.Trading risks
Risk type:  Strategic risk  Operational risk  Conduct and culture risk
Our trading operations are exposed to market risks which cannot be fully mitigated and could lead to significant financial losses. Our trading entities are also exposed to regulatory and conduct risks, which could expose us to regulatory fines if the risks materialise.
Risk description
Commodity trading is an important component of our business which involves processing, managing and monitoring many transactions across different countries to optimise commercial margins from market price movements. This exposes us to operational risks, market risks including commodity price risk and compliance risks including regulatory, market abuse, sanctions and conduct risks. We use physical and financial instruments, including derivatives such as futures and options, to hedge market risks, though it is not possible to eliminate all market risks we are exposed to. Therefore, our hedging has occasionally not performed as expected and may not do so in the future. Consequently, this activity could expose us to the risk of incurring significant losses if prices develop unfavourably.
Our commodity trading entities are subject to many regulations, including requirements for standards of conduct. Due to the high volume of trades we execute, commodity trading gives rise to the risk of ineffective controls, failure in oversight of trading activities and a risk that traders could deliberately operate outside our internal operating limits. These risks have materialised in the past and could materialise in the future, resulting in financial losses. The rapidly changing regulatory environment also creates a risk of insufficient, delayed or incorrect implementation of new regulatory requirements or changes to existing regulatory requirements. Violations of such regulatory requirements could expose us and our employees to regulatory fines.
If any of the above risks materialise, it could harm our reputation and licence to operate and have a material adverse effect on our earnings, cash flows and financial condition.

See "Liquidity and capital resources" on pages 38-41 and "Living by our values" on pages 138-139.

5.Health, safety, security and the environment
Risk type:  Strategic risk  Operational risk  Conduct and culture risk
The nature of our operations exposes us, and the communities in which we work, to a wide range of health, safety, security and environment risks.
Risk description
The health, safety, security and environment (HSSE) risks to which we and the communities in which we work are potentially exposed cover a wide spectrum, given the geographical range, operational diversity and technical complexity of our operations. These risks include ineffective application of design, technical and operational integrity standards, and natural disasters (including weather events and earthquakes). If a major safety or environment risk materialises, such as an explosion or hydrocarbon leak or spill, which we have experienced in the past, this could result in injuries, loss of life, environmental harm (including soil contamination and biodiversity loss), disruption of business activities, loss or suspension of permits, loss of our licence to operate and loss of our ability to bid on mineral rights.
Social instability, criminality, civil unrest, terrorism, cyber disruption and acts of war have also negatively impacted, and could negatively impact, our operations, our assets, our employees and contractors, and the communities in which we operate. Risks which have materialised in the past include: acts of terrorism; acts of criminality, including maritime criminality and piracy; crude oil theft, illegal oil refining, sabotage of pipelines and militant activities; cyber espionage or disruptive cyber security attacks; conflicts and civil unrest; malicious acts carried out by individuals within Shell, such as data exfiltration; and environmental and climate activism (including disruptions by NGOs, especially in the USA and north-west Europe). For example, activists have boarded and protested on our vessels, assets and work sites, such as the Skiff platform in the southern North Sea in 2025.
Financial losses and remediation costs from safety and environmental incidents are partially, but not fully, covered by our Group insurance companies (wholly owned subsidiaries) or third-party insurers. Accordingly, in the event of a significant incident, we may have to meet our obligations without access to proceeds from third-party insurers. We have in the past incurred adverse impacts and costs from events, such as the industrial fire at the Deer Park chemicals facility in 2023.
Our operations are subject to extensive HSSE regulatory requirements that often change and are expected to become more stringent over time, particularly in the area of environment. Governments could require operators to adjust their future production plans, affecting production and costs. We have incurred, and could incur in the future, significant extra costs because of the need to comply with such requirements. Due to past violations of laws and regulations, and other regulatory obligations, we have incurred significant costs such as fines, penalties, clean-up costs (including decommissioning and restoration costs) and costs associated with third-party claims. We also face the risk of increasing costs from changes in regulations and technical standards relating to decommissioning and restoration.
The above risks have threatened, and can threaten, the safe operation of our assets and the transport of our products. They have harmed, and can harm, the well-being of our people, inflict loss of life and injuries, and disrupt our operational activities. They can also damage the environment and negatively impact the communities in which we operate and our reputation.
If a significant HSSE risk materialises, it could have a material adverse effect on our earnings, cash flows and financial condition.

See "Safety" on pages 126-128, "Our approach to sustainability" on pages 119-125, "Corporate" on page 86.

27	Shell	Form 20-F 2025

Strategic Report | Risk factors and risk management continued

6.Information technology and cyber security risks
Risk type:  Strategic risk  Operational risk  Conduct and culture risk
We rely heavily on information technology systems in our operations, which have been, and could continue to be, impacted by cyber security incidents. In addition, if we fail to harness advancements in digital technologies, we may become less efficient and competitive, hindering our ability to execute our strategy.
Risk description
Shell operates a globally integrated model with a strong focus on digitalising business processes and an increasing dependence on information technology (IT) systems for our core operations, including for the management of personal data and other business-critical data, and the availability of critical infrastructure. As a result, we are heavily reliant on secure, affordable and resilient IT services provided both in-house and by third parties. Rapid advancements in digital technologies, including artificial intelligence (AI) and internet of things (IoT), are ongoing. If we do not effectively harness these technologies, our business operations may become less efficient, and our product offerings could lose their competitive edge, ultimately hindering our ability to execute our strategy.
Externally, we observe developments impacting our cyber security risk profile: a fast-evolving cyber security threat landscape represented by increasing volumes of sophisticated cyber security attacks, rapid technological developments and geopolitical conflicts. We have experienced, and expect to experience in the future, cyber security threats such as denial-of-service, ransomware, hacktivism and attacks from nation state actors that target critical energy infrastructure. We have also experienced, and could in the future be exposed to, non-malicious IT incidents. The rapid evolution of AI, in particular agentic and generative AI, introduces additional complexity to existing cyber and information security risks, including data leakage, unauthorised access, data manipulation and system exploitations.
Similar cyber security threats and incidents could also be encountered across our supply chain by our suppliers, customers and business partners. Cyber security incidents affecting us or our end-to-end supply chain have impacted, and could impact in the future, our operations, the security of our assets and the safety of our employees, and have a societal impact on the delivery and maintenance of critical energy infrastructure. These incidents frequently involve personal data breaches which may harm our customers, employees and stakeholders, including investors. In addition, such incidents have disrupted, and could disrupt, our operations, cause reputational damage and possibly lead to significant regulatory fines.
As an organisation, we also observe an increase in regulations across the markets in which we operate, such as the EU Network and Information Security Directive 2 and the US Maritime Transportation Security Act. As the adoption of AI technology expands, its potential misuse also increases, challenging the adherence to regulations (including the EU Artificial Intelligence Act), and exposing companies to legal fines and penalties. Countries are adopting varied, and sometimes conflicting, legislative frameworks. This is increasing complexity and uncertainty for multinational organisations like Shell. The divergence can make it challenging to monitor the different requirements while maintaining consistent governance and risk management across jurisdictions, thereby increasing the risk of non-compliance with relevant regulations.
Cyber security incidents could therefore have an enterprise-wide impact including material adverse effect on our earnings, cash flows and financial condition.

See "Innovation and Technology" on pages 87-88.

7.Litigation and regulatory compliance
Risk type:  Strategic risk  Operational risk  Conduct and culture risk
Violations of laws carry fines and could expose us and/or our employees to criminal sanctions and civil suits. We have faced, and continue to face, the risk of litigation and disputes worldwide.
Risk description
We must comply with various laws. These include, but are not limited to, laws related to antitrust, competition, anti-bribery, fraud, tax evasion, anti-money laundering, trade compliance (including sanctions) and data privacy.
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
We are also subject to "trade compliance", the umbrella term that we use for various national and international laws designed to regulate the movement of items across national boundaries and restrict or prohibit trade, financial flows and other dealings with certain parties, countries and territories. For example, the EU, the UK and the USA continue to impose comprehensive sanctions on countries and territories such as North Korea, Iran, and Crimea and other territories in Eastern Ukraine. The USA continues to have comprehensive sanctions against Cuba. Countries around the world continue to impose sanctions and trade controls against Russia over its full-scale invasion of Ukraine and against Belarus over its support for Russia. The USA has also imposed comprehensive sanctions on Venezuela and although several General Licenses have recently been issued, sanctions continue to significantly impact the energy sector in Venezuela. The EU and the UK continue to maintain targeted sanctions against Venezuela. Intergovernmental co-operation in this area has increased and there is growing pressure to enforce existing sanctions globally. Applicable trade compliance laws and regulations are subject to change at short notice. Abiding by all the laws and regulations on trade compliance is often complex and challenging because of factors such as: the expansion of sanctions; the frequent addition of prohibited parties; the number of markets in which we operate; the risk of differences in how jurisdictions apply sanctions; and the large number of transactions we

28	Shell	Form 20-F 2025

Strategic Report | Risk factors and risk management continued
process. Shell has voluntarily self-disclosed potential violations of sanctions in the past. Any violation of sanctions could lead to loss of import or export privileges and significant penalties on, or prosecution of, Shell and/or its employees.
The protection and lawful use of personal data is critical to our licence to operate, given the significant increase in digital solutions used within Shell and provided to our customers and business partners. We process personal data throughout the Shell Group as part of our business activities. A failure to protect personal data or the use of such data for unlawful purposes could result in harm to those individuals whose personal data we process. Regulatory action and other enforcement measures may be imposed depending on applicable law. There is also a related risk of litigation and reputational harm, potentially leading to the loss of trust among existing and potential customers, stakeholders, regulators and employees. We have previously notified data privacy regulators of data breaches and have had fines issued against us, and this could happen again in the future.
We also face the risk of litigation and disputes worldwide. For example, Nederlandse Aardolie Maatschappij B.V. (NAM), a joint venture between Shell and ExxonMobil (50:50) has settled claims for physical damage to property caused by earthquakes induced by historical production from the Groningen gas field and remains financially responsible insofar as the costs corresponded to NAM's liability. From time to time, social and political factors play a role in unprecedented and unanticipated judicial outcomes that could adversely affect Shell. Recent cases indicate that the English courts are increasingly willing to allow claims to proceed against UK incorporated parent companies in relation to the activities of their overseas subsidiaries. We have been, and could in the future be, exposed to the risk of such claims, the defence of which can be complex and costly. An adverse outcome may encourage follow-on litigation against the parent company. Non‑compliance with policies and regulations could result in regulatory investigations, litigation and, ultimately, sanctions. Certain governments and regulatory bodies have, in Shell's opinion, exceeded their constitutional authority by attempting unilaterally to amend or cancel existing agreements or arrangements; failing to honour existing contractual commitments; and seeking to adjudicate disputes between private litigants. Certain governments have also adopted laws and regulations that could potentially conflict with other countries' laws and regulations, potentially subjecting us to criminal and civil sanctions. It is also now common for persons or corporations allegedly injured by violations of laws to sue for damages.
Violations of laws carry fines, which we have been subject to, and could be subject to in the future. Violations of laws could expose us and/or our employees to criminal sanctions, civil suits and other consequences, such as debarment and the revocation of licences. Accordingly, violation of laws, including those noted above, litigation and disputes could harm our reputation and could have a material adverse effect on our earnings, cash flows and financial condition.

See "Living by our values" on pages 138-139 and Note 32 "Legal proceedings and other contingencies" on pages 286-288.

8.Reputation and licence to operate
Risk type:  Strategic risk  Operational risk  Conduct and culture risk
An erosion of our business reputation could have a material adverse effect on our brand, our ability to secure new hydrocarbon or low-carbon opportunities, our ability to access capital markets attract and retain people, and our licence to operate.
Risk description
Our reputation is an important asset. Real or perceived failures of governance or regulatory compliance or a perceived lack of understanding of how our operations affect surrounding communities and the environment could harm our reputation.
Societal expectations of companies are high, with a focus on business ethics, quality of products, contribution to society, safety and minimising negative impacts on the environment and people, including human rights. There is ongoing focus on the role of oil and gas companies in the context of climate change and the energy transition. NGOs continue to challenge Shell's licence to operate through activities to block or delay projects and by bringing legal actions, diverting our resources and potentially eroding trust. In some markets, we see protests at times at external events, including at our previous Annual General Meetings. Certain of our brand communications have been reviewed by advertising regulators in the UK and the Netherlands, and some of the complaints received were upheld. During prolonged periods of high oil and gas prices, the oil and gas industry has been accused in the past and could in the future be accused of profiteering from higher fuel and electricity prices and therefore impacting living costs. The materialisation of these risks has at times negatively affected, and could affect in the future, our brand and reputation, which could limit our ability to deliver our strategy; reduce consumer demand for our branded and non-branded products; harm our ability to secure new energy partnerships and contracts; and restrict our ability to access capital markets or attract staff.
Individually or collectively, these risks could negatively affect our reputation and licence to operate and, accordingly, could have a material adverse effect on our earnings, cash flows and financial condition.

See "Living by our values" on pages 138-139 and "Our contribution to society" on pages 133-134.

29	Shell	Form 20-F 2025

Strategic Report | Risk factors and risk management continued

9.Our people and culture
Risk type:  Strategic risk  Operational risk  Conduct and culture risk
The successful delivery of our strategy and achieving our vision [A] are dependent on our people and on a culture that aligns to our goals and reflects the changes we need to make as part of the energy transition.
Risk description
The successful delivery of our vision [A] to become the world's leading integrated energy company depends on our people and a performance culture that enables us to be competitive and resilient. We might not achieve our strategic ambitions and thrive through changes externally, if our organisational culture fails to continually adapt and evolve, while remaining anchored in our core values of honesty, integrity, and respect for people. We might not adequately adapt to external changes, including changing stakeholder expectations, the energy transition and AI developments. We also might not adequately evolve our business models and ways of working, and build new skills, while fostering individual resilience. As a result, we may become less competitive over time and lose the trust of our employees and of our external stakeholders, which may negatively impact our ability to achieve our ambitions. This could have a material adverse effect on our earnings, cash flows and financial condition.
[A]A vision statement defines the desired future state of a company rather than a series of firm, binding commitments.

See "This is Shell" on pages 17-19, "Our people" on pages 129-132 and "Living by our values" on pages 138-139.

Investors should also consider the following, which could limit shareholder remedies.

10.Other (generally applicable to an investment in securities)
The Company's Articles of Association determine the jurisdiction for shareholder disputes. This could limit shareholder remedies.
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

30	Shell	Form 20-F 2025

Strategic Report | Risk factors and risk management continued
Risk management
How we manage risks
The Board is responsible for establishing and maintaining an effective risk management and internal control framework, and for determining the nature and extent of the principal risks that Shell is willing to take to achieve its long-term strategic objectives.
Our approach to managing risk sits at the heart of the Shell Performance Framework and is embedded in the Improvement Cycle, which integrates performance management, risk management, learning and improvement. This approach is designed to manage rather than eliminate the risk of failure to achieve our business objectives and covers the areas below.

See Shell Performance Framework on page 151.

Risk identification
We employ different methods to identify risks. These include monitoring external developments, such as policy changes and new regulations. We also assess changes in the internal operating context, such as monitoring incidents that have occurred across our activities to determine if these could give rise to new risks.
We seek to identify and define risks across a spectrum of strategic, operational, conduct and culture risks. With strategic risks, we consider the current and future portfolio, examining parameters such as country concentration or our exposure to higher-risk countries. We consider long-range developments to test key assumptions or beliefs in relation to energy markets. When assessing operational risks, we consider exposures across our value chain. Through conduct and culture risks, we consider how our policies and practices align with our purpose, core values and desired behaviours.
These perspectives help us to maintain a comprehensive view of the different types of risks we face and the different time horizons during which they may affect us.
Risk assessment
To further understand the risks we face, we evaluate the impact and likelihood of each risk occurring. This helps us to prioritise risks by understanding their significance to our strategy and objectives, individually and relative to other risks.
When assessing the potential impact of a risk, we consider its materiality in terms of the possible financial consequences. We also consider the impacts on people, the environment and the communities where we operate, our reputation and our ability to comply with regulations. For example, the technical complexity of our operations gives rise to safety risks, which could result in injuries, loss of life, environmental harm and financial losses.
When assessing the likelihood of a risk occurring, we consider several factors, such as our ability to prevent the risk from happening and whether the risk has occurred in the past.
To support risk assessments, we also seek to establish and articulate our risk appetite, which is the level of risk that we are willing to accept in pursuit of Shell's strategy and objectives. We consider the resources available — such as financial resources, people, processes, systems and controls — that we are willing and able to allocate to manage each risk in pursuit of our objectives, and the impact on Shell's overall risk profile. The financial framework, which shapes Shell's financial resilience, sets an overarching boundary condition for risk appetite.
 Indicates information that supports TCFD disclosures.
The impact and likelihood assessments, combined with risk appetite, determine the type of risk responses, such as controls and assurance activities, that may be necessary to manage each risk.

31	Shell	Form 20-F 2025

Strategic Report | Risk factors and risk management continued
Risk response
Risk responses are developed based on the assessment of impact, likelihood and risk appetite.
Possible responses include:
￮managing the risk by using appropriate processes and controls to maintain the risk within risk appetite. These processes and controls include, for example, the requirements and guidance in the Shell General Business Principles, Code of Conduct and our Group Standards, which establish the rules that are to be applied in all Shell companies and operations;
￮transferring the risk, for example to insurance providers where possible and appropriate; and
￮avoiding the risk, by stopping or exiting the activity that gives rise to the risk or doing the activity differently.
We use internal assurance activities to objectively assess the effectiveness of our risk management activities and to improve them.
Examples of how some risk factors are managed include:
￮Country risks (see "Risk factors" 1d, on page 24):
–We continually monitor geopolitical developments and societal issues relevant to our interests. Our Corporate Relations function liaises with governments and other external stakeholders in countries where we operate to understand and engage on local policies and to advocate Shell's position on topics relevant to our industry. We are prepared to exit a country if we believe we can no longer operate there in accordance with our standards and applicable law, and we have done so in the past. With regard to the crisis in the Middle East, ongoing at time of publication, we plan to continue to make appropriate adjustments to our operations in the region to reduce our exposure as we monitor developments.
￮Joint arrangements (see "Risk factors" 1e, on page 25):
–For major projects and operations where we share control, or where we do not have control or do not operate, we seek to proportionally share risks and funding commitments with joint-venture partners. Additionally, Shell appoints a Shell Shareholder representative, whose responsibility is to manage performance, and to create and protect value for Shell. The representative seeks to influence operators and other partners to adapt their practices in order to drive value appropriately and to mitigate identified risks. We perform regular risk assessments of our joint ventures, including how our joint ventures' standards align with those of Shell, and seek to influence to close any gaps identified
￮Litigation and regulatory compliance (see "Risk factors" 7, on page 28):
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
In 2025, management and the Board considered the emerging risks presented by the pace and evolution of digital technological developments in areas such as artificial intelligence and quantum computing, given their potential impacts, for example, on cyber security. Management and the Board also considered how technological developments present potential opportunities for transforming how Shell operates. The Board continued to consider the risks from ongoing geopolitical tensions and their potential impacts on Shell.
Management and Board risk reviews
Throughout the year, each business and function regularly reviews its risk profile, risk responses and assurance activities to ensure that significant risks are managed effectively.
The Board, Board committees and management also regularly review Shell's principal risks or risk factors, conducting deeper dives on individual risks, as appropriate. These reviews support them in assessing the effectiveness of existing risk management activities, and whether changes may be needed. In 2025, we also considered readiness for compliance with the new Provision 29 of the 2024 UK Corporate Governance Code which, among other things, will require the Board to make a declaration of the effectiveness of Shell's material controls in the 2026 Annual Report.

See "Governance framework" on pages 149-153 for other Board and Board committee responsibilities on risk management.

 Indicates information that supports TCFD disclosures.

32	Shell	Form 20-F 2025

Strategic Report

Performance in the year
Performance indicators
These indicators enable management to evaluate Shell's performance against our annual Operating Plan. They are also used as part of determining Executive Directors' remuneration. See "Directors' Remuneration Report" on pages 169-175.

Progress to date on targets included at Capital Markets Day in June 2025 and Energy Transition strategy in March 2024 is available at shell.com.

Financial delivery
Cash flow from operating activities ($ billion)
Total cash receipts and payments associated with oil, gas, chemicals and other product sales. This reflects our ability to generate cash to service and reduce debt, invest and make shareholder distributions.
2025 performance
The decrease was primarily driven by lower earnings, despite stronger operational performance, due to a lower price environment and working capital outflows.
See "Liquidity and capital resources" on pages 38-41.

Safety
Personal safety (FPI-F cases per 100 million working hours)
Fatality and permanent impairment (FPI) is defined as a serious work-related injury or illness that resulted in a fatality or permanent impairment. For FPI frequency (FPI-F), the number of FPI employee and contractor incidents is divided by 100 million working hours.
2025 performance
There can be no compromise on safety. Last year's four fatalities and four serious injuries remind us that everyone must go home safely. With outcomes declining versus the prior year, we must further strengthen our safety focus.

Process safety (number of Tier 1 and Tier 2 events)
Operational process safety events are defined as the unplanned or uncontrolled release of any material from a process with the greatest actual consequence resulting in harm to employees, contract staff, a neighbouring community, or damage to equipment, or exceeding a threshold quantity.
2025 performance
Notable improvement in process safety tiered events was mainly driven by our Downstream, Renewables and Energy Solutions businesses. We are actively addressing remaining challenges by enhancing operational discipline, reinforcing focus on core fundamentals, and leveraging new technologies.
For details on our safety performance see "Safety" on pages 126-128.

Shell's journey in the energy transition
LNG volumes (million tonnes)
Shell's share of sales of equity LNG volumes from liquefaction plants owned by Shell subsidiaries, Shell joint ventures and associates, and Shell's share of LNG produced from liquefaction plants which operate under tolling arrangements with Shell.
2025 performance
LNG liquefaction volumes decreased mainly due to ownership restructuring in Trinidad and Tobago and higher maintenance across the portfolio.
See "Integrated Gas" on pages 45-51.

Reducing operational emissions (Scope 1 and 2; thousand tonnes CO2e)
Operational emission reductions achieved from greenhouse gas (GHG) abatement projects (e.g. reduced flaring, increased energy efficiency, and use of renewable electricity), site closures and decommissioning or transformations, resulting in sustained GHG reductions.
2025 performance
This year's stronger performance was mainly supported by multiple transformation projects at the Energy and Chemicals Park Rheinland in Germany, compressor electrification in Canada, and catalyst improvements in Qatar (IG).
See "Less emissions" on pages 89-117.

Electric vehicle (EV) charge points (thousand)
Number of public electric vehicle charge points owned, controlled or Shell-branded.
2025 performance
The increase in electric vehicle charge points in 2025 was mainly driven by growth in China and Ubitricity's portfolio in the UK.
See "Marketing" on pages 69-73.
[A]FPI-F for 2024 has been revised from 1.5 to 1.7. See safety performance on page 128.
[B]Tier 1 and Tier 2 process safety incidents for 2024 has been revised from 90 to 89. See safety performance on page 128.
[C]Adjusted to exclude around 4,000 electric vehicle charge points divested, effective January 2, 2026.

33	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Performance indicators continued

Operational excellence

Upstream controllable availability (%)
This reflects our ability to optimally run our Upstream assets and includes all Shell-operated assets and selected assets not operated by Shell but for which Shell has strategic influence. It excludes the impact of extreme unexpected events that are outside our control, such as government restrictions and hurricanes. Reliability issues, turnarounds and maintenance at own-operated or third-party facilities impact controllable availability.
2025 performance
Upstream controllable availability increased compared to last year, particularly in Kazakhstan, Brunei, Nigeria and Oman.

Midstream availability (%)
The extent to which LNG assets are ready to process product as a comparison with capacity, considering the impact of planned and unplanned maintenance.
2025 performance
Overall performance declined compared to last year due to higher planned maintenance activities across the portfolio.

Refinery and chemical plant availability (%)
Weighted average of plants' actual uptime, as a percentage of their maximum possible uptime, is a measure of the operational excellence of our refinery and chemical plant facilities. Refining and Chemicals are assigned equal weights.
2025 performance
This year's improvements were driven primarily by strong performance at Deer Park Chemicals and improved performance at Shell Polymers Monaca, supported by enhanced results at the Rheinland and Scotford refineries.
See "Chemicals and Products" on pages 74-80.

Project delivery on schedule (%)
Our capability to complete major projects on time, measured as the percentage of projects delivered on schedule.
2025 performance
The score improved, with highlights for the year including the successful start-up of 21 projects, notably Whale in the Gulf of America, Penguins in the UK, Mero-4 in Brazil and the first export cargo from LNG Canada.

Project delivery on budget (%)
Aggregate cost against the aggregate baseline for those projects where a figure greater than 100% means over budget.
2025 performance
The score improved, reflecting steady progress and strong overall performance across ongoing projects.

Customer satisfaction (index)
This quantitative measurement of customer experience performance is calculated as an average of customer satisfaction scores from the global business-to-business transactional survey programme.
2025 performance
This year's improvements reflected focus on performance, continuous improvement of e-commerce platforms, and the resilience of our teams.

Brand Share Preference (%)
The percentage of customers answering "Shell" when asked: "Assuming that all the fuel station companies that you would consider are conveniently located, which one company do you prefer most?" The responses are taken from survey respondents in more than 60 countries covering both fuel and non-fuel retail consumers.
2025 performance
Our Brand Share Preference continued to rise, performing well in all regions. The improvement was mainly driven by Asia.

34	Shell	Form 20-F 2025

More value
We will drive improved performance, embed cost and capital discipline, and make fundamental decisions across our portfolio to deliver more value for our shareholders through a progressive dividend policy and by prioritising share buybacks.
In 2025, we delivered solid financial results with Adjusted Earnings* of $18.5 billion despite a lower price environment. Our performance was driven by strong operational performance, LNG sales growth and portfolio optimisation. Cash flow from operations remained robust, enabling consistent shareholder distributions.
We maintained disciplined capital allocation and achieved structural cost reductions with cumulative savings of $5.1 billion since 2022.
* Non-GAAP measure. See page 323.

	36	Group results
	38	Liquidity and capital resources
	42	Market overview
	45	Integrated Gas
	52	Upstream
	61	Oil and gas information
	69	Marketing
	74	Chemicals and Products
	81	Renewables and Energy Solutions
	86	Corporate
	87	Innovation and Technology

35	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value
Group results

Key metrics

	$ million, except where indicated
	2025	2024	2023
Income attributable to Shell plc shareholders	17,837	16,094	19,359
Income for the period	18,119	16,521	19,636
Adjusted Earnings*[A] [B] [C]	18,528	23,716	28,250
Adjusted EBITDA*[B]	56,135	65,803	68,538
Cash flow from operating activities	42,863	54,687	54,191
Cash flow from investing activities	(16,811)	(15,155)	(17,734)
Free cash flow*	26,052	39,533	36,457
Cash capital expenditure	20,915	21,085	24,392
Operating expenses	35,675	36,917	39,960
Underlying operating expenses* [D]	35,032	35,707	39,201
ROACE on an Adjusted Earnings plus non-controlling interest basis*	9.4%	11.3%	12.8%
Total debt at December 31 [E]	75,643	77,078	81,541
Net debt* at December 31 [E]	45,687	38,809	43,542
Gearing* at December 31	20.7%	17.7%	18.8%
Oil and gas production available for sale (thousand boe/d)	2,800	2,836	2,791
Basic earnings per share ($)	3.03	2.55	2.88
Adjusted Earnings per share* ($)	3.15	3.76	4.20
Dividend per share ($)	1.446	1.390	1.294
[A]See Note 7 to the "Consolidated Financial Statements" on pages 243-251.
[B]Adjusted Earnings and Adjusted EBITDA are presented on a current cost of supplies basis and exclude identified items, see Note 7 to the "Consolidated Financial Statements" on pages 243-251 and "Non-GAAP measures" on pages 323-328.
[C]Adjusted Earnings exclude the non-controlling interest component.
[D]The most comparable GAAP financial measure is Production and manufacturing expenses (2025: $21,898 million; 2024: $23,379 million).
[E]See Note 21 to the "Consolidated Financial Statements" on pages 262-263.
* Non-GAAP measure. See page 323.
“In 2025 our strong operational performance drove solid financial results across Shell, with robust cash flows despite the lower price environment.”
Sinead Gorman
Chief Financial Officer

Income/(loss) for the period [A] $ million

Segment Adjusted Earnings*[A] [B] $ million

36	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value | Group results continued
2025 earnings
Income attributable to Shell plc shareholders in 2025 was $17,837 million, compared with $16,094 million in 2024. With non-controlling interest included, income for the period in 2025 was $18,119 million, compared with $16,521 million in 2024. Income for the period was driven by the same factors as Adjusted Earnings and includes identified items and current cost of supplies adjustment of $641 million.
Adjusted Earnings* in 2025 were $18,528 million, compared with $23,716 million in 2024. The decrease was mainly driven by lower realised liquids and LNG prices, lower trading and optimisation and lower Chemicals margins, partly offset by higher volumes, lower operating expenses, favourable tax movements and higher Marketing margins.
Identified items in 2025 amounted to a net loss of $53 million and included impairment charges; gains on disposal of assets, mainly related to the incorporation of the Adura Energy Limited joint venture in the UK; and favourable movements due to the fair value accounting of commodity derivatives. This compares with identified items in 2024 which amounted to a net loss of $7,364 million.

For details of earnings by segment see "Integrated Gas" on page 45, "Upstream" on page 52, "Marketing" on page 69, "Chemicals and Products" on page 74, "Renewables and Energy Solutions" on page 81 and "Corporate" on page 86.

Prior year earnings
Income attributable to Shell plc shareholders in 2024 was $16,094 million, compared with $19,359 million in 2023. With non-controlling interest included, income for the period in 2024 was $16,521 million, compared with $19,636 million in 2023. Income for the period was driven by the same factors as Adjusted Earnings and includes identified items and current cost of supplies adjustment of $272 million.
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
Identified items in 2024 amounted to a net loss of $7,364 million and included net impairment charges and reversals, reclassifications from equity to profit and loss of cumulative currency translation differences related to funding structures, unfavourable movements relating to the fair value accounting of commodity derivatives, and charges related to redundancy and restructuring. This compares with identified items in 2023 which amounted to a net loss of $8,242 million.

Discussions relating to amounts related to financial year ended December 31, 2023 can be found in the Form 20-F (page 40) for the year ended December 31, 2024, as filed with the SEC.
Adjusted EBITDA
Adjusted EBITDA, for 2025 and 2024, was driven by the same factors as Adjusted Earnings and excludes taxation, exploration well write-offs and depreciation, depletion and amortisation expenses for the relevant years.
Cash flow from operating activities
See "Liquidity and capital resources" on page 38.
Cash capital expenditure
See "Liquidity and capital resources" on page 38 and "Less emissions" on pages 98-99.
* Non-GAAP measure. See page 323.
Operating expenses and Underlying operating expenses
Operating expenses were $35,675 million in 2025, compared with $36,917 million in 2024. Underlying operating expenses* were $35,032 million, compared with $35,707 million in 2024. These decreases were mainly driven by structural cost reductions delivered through portfolio changes, operational efficiencies, a leaner corporate centre and faster value-based decision-making.
Return on average capital employed (ROACE) on an Adjusted Earnings plus non-controlling interest basis
Our ROACE on an Adjusted Earnings plus non-controlling interest basis* decreased to 9.4%, compared with 11.3% in 2024, mainly driven by lower earnings.
Significant accounting estimates and judgements
See Note 2 to the "Consolidated Financial Statements" on pages 218-228.
Legal proceedings
See Note 32 to the "Consolidated Financial Statements" on pages 286-288.
Production available for sale
Oil and gas production available for sale in 2025 was 2,800 thousand boe/d, compared with 2,836 thousand boe/d in 2024. This decrease was mainly driven by divestments and field decline, partly offset by new production.

Oil and gas production available for sale [A][B]

		Thousand boe/d
	2025	2024	2023
Crude oil and natural gas liquids	1,494	1,452	1,454
Synthetic crude oil [C]	41	51	52
Natural gas [D]	1,265	1,333	1,285
Total	2,800	2,836	2,791
Of which:
Integrated Gas	931	954	939
Upstream	1,828	1,831	1,800
Oil sands (part of Chemicals and Products) [C]	41	51	52
[A]See "Oil and gas information" on pages 61-68.
[B]Reflects 100% of production of subsidiaries except in respect of production-sharing contracts (PSC), where the figures shown represent the entitlement of the subsidiaries concerned under those contracts.
[C]In November 2025, we completed the agreement in Canada to swap our remaining 10% mining interest and associated synthetic crude oil reserves in exchange for an additional 10% interest in the Scotford upgrader and Quest Carbon Capture (CCS) facility.
[D]Natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel.
Proved reserves
The proved oil and gas reserves of Shell subsidiaries and the Shell share of the proved oil and gas reserves of joint ventures and associates are summarised in "Oil and gas information" on pages 61-68 and set out in more detail in "Supplementary information – oil and gas (unaudited)" on pages 291-309.
Before taking production into account, our proved reserves decreased by 427 million boe in 2025. Acquisitions and divestments accounted for a net decrease of 1,203 million boe, largely related to the swap transaction involving our synthetic crude oil reserves in Canada (see "Chemicals and Products" on page 74) and the divestment of The Shell Petroleum Development Company of Nigeria Limited (SPDC). Total oil and gas production was 1,070 million boe. Accordingly, after taking production into account, our proved reserves decreased by 1,497 million boe in 2025, to 8,123 million boe at December 31, 2025.

37	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value
Liquidity and capital resources
Liquidity and capital resources
Shell generated free cash flow*of $26.1 billion in 2025, aided by disciplined capital management, portfolio simplification and operational performance improvements. Net debt* increased to $45.7 billion at December 31, 2025 (December 31, 2024: $38.8 billion). Net debt excluding leases* increased to 16.8 billion (December 31, 2024: 10.1 billion). Total debt decreased to $75.6 billion at December 31, 2025 (December 31, 2024: $77.1 billion). Gearing* increased to 20.7% at December 31, 2025, compared with 17.7% at December 31, 2024.
Cash and cash equivalents were $30.2 billion at December 31, 2025 (December 31, 2024: $39.1 billion).

See Note 21 to the "Consolidated Financial Statements" on pages 262-263.

Liquidity
Shell satisfies its funding, liquidity and working capital requirements by using cash generated from our operations, taking on debt and through divestments. In 2025, access to the international debt capital markets remained strong, with Shell's debt principally financed from these markets through central debt programmes consisting of:
￮two $10 billion commercial paper (CP) programmes, with maturities between 183 days and 364 days depending on the form of the notes issued;
￮an unlimited Euro medium-term note (EMTN) programme (also referred to as the Multi-Currency Debt Securities Programme), which lapsed in November 2024, and was renewed in May 2025; and
￮an unlimited US universal shelf (US shelf) registration.
The debt issued under the CP, EMTN and US shelf has historically been issued by Shell International Finance B.V., the primary issuance company for Shell, with its debt being guaranteed by Shell plc. In 2023, Shell incorporated a new US subsidiary, Shell Finance US Inc., and in 2024 and 2025 a portion of the debt issued by Shell International Finance B.V. and BG Energy Capital plc (for 2025) was moved into this entity through exchange offers. Additionally, Shell Finance US Inc. issued new debt in November 2025, which is guaranteed by Shell plc. We expect any new debt issued under the CP programmes, EMTN or US shelf to be guaranteed by Shell plc.
We also maintain an $8 billion committed credit facility with initial maturity in 2030, however extension options may take final maturity to 2032. This remained fully undrawn at December 31, 2025. This facility replaces the previous $8 billion facility due to mature in December 2026. This core facility and cash on balance sheet provide backup coverage for our CP programmes. Other than certain borrowings by subsidiaries in their local jurisdictions, we do not have any other committed credit facilities.
Our total debt decreased by $1.4 billion to $75.6 billion at December 31, 2025. The total debt excluding lease liabilities matures as follows: 10% in 2026; 6% in 2027; 13% in 2028 and 71% in 2029 and beyond. Debt maturing in 2026 is expected to be repaid from a combination of cash balances, cash generated from operations, divestments and the issuance of new debt. In 2025, we did not issue any debt under the EMTN programme or CP programmes, while issuing $2.35 billion under the US shelf. The Group had no CP outstanding at December 31, 2025.

* Non-GAAP measure. See page 323.
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
Our portfolio of cash investments is diversified to avoid concentrating risk in any one instrument, country or counterparty. Other than in exceptional cases, the use of external derivative instruments is confined to our specialist trading and central treasury organisations that have the appropriate skills, experience, supervision, control and reporting systems.
We operate with procedures and policies designed to help ensure that trading risks are managed within a prescribed control framework. The framework sets out authorised limits and requirements that trading should only be performed by employees with the appropriate skills and experience. Senior management regularly reviews these authorised trading limits. In addition, a department that is independent from our traders monitors our market risk exposures daily, using techniques such as value-at-risk alongside other risk metrics.
We have counterparty credit risk policies in place which seek to help ensure that products are sold to customers with appropriate creditworthiness. These policies include detailed credit analysis and monitoring of customers against counterparty credit limits. Where appropriate, netting arrangements, credit insurance, prepayments and collateral are used to manage credit risk.
A pensions forum chaired by the Chief Financial Officer oversees Shell's input to pension strategy, policy and operation. A risk committee supports the forum in reviewing the results of assurance processes with respect to pension risk. Local trustees manage the funded defined benefit pension plans and set the strategic asset allocation for the plans, including the extent to which currency, interest rate, inflation and longevity risks are hedged. Contributions paid are based on independent actuarial valuations that align with applicable local regulations. Pension fund liquidity is managed by holding appropriate liquid assets and maintaining credit facilities. We also consider opportunities to insure pension liabilities with third parties to reduce this risk.
On July 1, 2023, new pension legislation came into effect in the Netherlands, with implementation required prior to January 1, 2028. In July 2025, the Trustee Board of Shell's defined benefit pension fund in the Netherlands formally accepted the transition plan, related to the changes in pension legislation, to transition from a defined benefit pension fund to a defined contribution plan with effect from January 1, 2027, subject to the local funding level of the plan remaining above an agreed level (125%) during the predetermined transition period.
Our total employer contributions were $0.6 billion in 2025 and are estimated to be $1.1 billion in 2026, including a minimum final payment of $0.3 billion in the Dutch pensions to transform from the defined benefit plan into a defined contribution.

See "Risk factors" on page 26, and Note 24 and Note 26 to the "Consolidated Financial Statements" on pages 268-274 and 276-282.

38	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value | Liquidity and capital resources continued

Capitalisation table

	$ million
	December 31, 2025	December 31, 2024
Equity attributable to Shell plc shareholders	174,392	178,307
Current debt	9,128	11,630
Non-current debt	66,515	65,448
Total debt [A]	75,643	77,078
Total capitalisation	250,035	255,385
[A]Of total debt of $75.6 billion (2024: $77.1 billion), $46.3 billion (2024: $48.1 billion) was unsecured and $29.3 billion (2024: $29.0 billion) was secured; $45.0 billion is fully and unconditionally guaranteed by Shell plc (December 31, 2024: $46.0 billion), with the following amounts issued by Shell Group subsidiaries: $22.6 billion by Shell International Finance B.V., a wholly owned finance subsidiary of Shell plc (December 31, 2024: $31.8 billion); $20.1 billion by Shell Finance US Inc., a wholly owned finance subsidiary of Shell plc (December 31, 2024: $11.4 billion); and $2.3 billion by BG Energy Capital plc (December 31, 2024: $2.8 billion).

See Note 21 to the "Consolidated Financial Statements" on page 262 for further disclosure on total debt and net debt.

Guarantees and other off-balance sheet arrangements
There were no guarantees or other off-balance sheet arrangements at December 31, 2025, or December 31, 2024 that were reasonably likely to have a material impact on Shell.

See Note 26 and Note 32 to the "Consolidated Financial Statements" on pages 276 and 286 for further details on guarantees or other off-balance sheet arrangements where the potential obligations related to issuance are assessed to be remote.

Consolidated Statement of Cash Flows
Cash flow from operating activities (CFFO) in 2025 was $42.9 billion, compared with $54.7 billion in 2024. CFFO in 2025 was primarily driven by Adjusted EBITDA of $56.1 billion (compared with $65.8 billion in 2024) and inflows from dividends (net of profits) received from joint ventures and associates of $2.6 billion (compared with outflows of $0.3 billion in 2024), partly offset by tax payments of $11.6 billion (compared with payments of $12.0 billion in 2024) and working capital outflows of $1.8 billion (compared with inflows of $2.1 billion in 2024).
Cash flow from investing activities in 2025 was an outflow of $16.8 billion, compared with an outflow of $15.2 billion in 2024. Cash flow from investing activities in 2025 included cash capital expenditure of $20.9 billion (compared with cash capital expenditure of $21.1 billion in 2024), partly offset by divestment proceeds* of $2.4 billion (compared with divestment proceeds* of $2.8 billion in 2024) and interest received of $2.0 billion (compared with interest received of $2.4 billion in 2024).
Cash flow from financing activities in 2025 was an outflow of $35.8 billion, compared with outflows of $38.4 billion in 2024. This included the repurchases of shares of $13.9 billion (2024: $13.9 billion), net repayments of debt of $9.1 billion (2024: $9.6 billion net repayment), dividends paid to Shell plc shareholders of $8.5 billion (2024: $8.7 billion), interest paid of $4.1 billion (2024: $4.6 billion) and favourable debt-related derivative financial instrument movements of $1.3 billion (2024: $0.6 billion unfavourable movement).

* Non-GAAP measure. See page 323.
Prior year Consolidated Statement of Cash Flows
Our Consolidated Statement of Cash Flows for the financial year ended December 31, 2024, compared with the financial year ended December 31, 2023, can be found in the Annual Report and Accounts (page 25) and Form 20-F (page 42) for the year ended December 31, 2024, as filed with the Registrar of Companies for England and Wales and the US Securities and Exchange Commission, respectively.

See "Consolidated Statement of Cash Flows" on page 217.

Cash flow from operating activities
The most significant factors affecting Shell's CFFO are earnings, which are mainly impacted by: realised prices for crude oil, natural gas and LNG; production levels of crude oil, natural gas and LNG; chemicals, refining and marketing margins; timing of dividend payments from joint ventures and associates and movements in working capital and derivative financial instruments.
The impact on earnings from changes in market prices depends on: the extent to which contractual arrangements are tied to market prices; the dynamics of production-sharing contracts; the existence of agreements with governments or state-owned oil and gas companies that have limited sensitivity to crude oil and natural gas prices; tax impacts; and the extent to which changes in commodity prices flow through into operating expenses. Changes in benchmark prices of crude oil and natural gas in any particular period provide only a broad indicator of changes in our Integrated Gas and Upstream earnings in that period. Changes in any factors, from within the industry or the broader economic environment, can and have influenced refining and marketing margins. The precise impact of any changes depends on how the oil markets respond to them. The market response is affected by factors such as: whether the change affects all crude oil types or only a specific grade; regional and global crude oil and refined products inventories; and the collective speed of response of refiners and product marketers in adjusting their operations. As a result, margins fluctuate from region to region and from period to period.
Divestment and cash capital expenditure
The levels of divestment proceeds and cash capital expenditure in 2025 and 2024 reflect our discipline and focus as we continue to implement our strategy. Proceeds from sale of property, plant and equipment and businesses were $1.1 billion for 2025, compared with $1.6 billion in 2024. Divestment proceeds* for 2025 were $2.4 billion, compared with $2.8 billion in 2024. Cash capital expenditure split by segment is presented in the table below:

Cash capital expenditure [A]

	$ million
	2025	2024	2023
Integrated Gas	4,689	4,767	4,196
Upstream	9,316	7,890	8,343
Marketing [B]	1,862	2,445	5,790
Chemicals and Products	3,063	3,290	3,014
Renewables and Energy Solutions	1,866	2,549	2,681
Corporate	119	144	368
Total cash capital expenditure	20,915	21,085	24,392
[A]See Note 7 to the "Consolidated Financial Statements" on pages 243-251.
[B]Includes acquisition of Nature Energy in 2023.

39	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value | Liquidity and capital resources continued
Capital employed
Capital employed was $220.7 billion in 2025, compared with $218.1 billion in 2024, of which $20.3 billion related to lower-carbon platforms, including power (both gas-fired and from renewable energy), low-carbon fuels, hydrogen, and carbon capture and storage [A].
[A]Gas is a lower-carbon alternative to coal in power generation.
Contractual obligations
The table below summarises Shell's principal contractual obligations at December 31, 2025, by expected settlement period. The amounts presented have not been offset by any committed third-party revenue in relation to these obligations.

Contractual obligations

					$ billion
	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	5 years and later	Total
Debt [A]	4.5	9.0	6.7	26.8	47.0
Leases	6.3	9.6	6.3	20.0	42.2
Purchase obligations [B]	23.8	25.0	17.6	69.8	136.2
Other long-term contractual liabilities [C]	—	1.1	0.2	0.5	1.7
Total	34.6	44.6	30.8	117.2	227.2
[A]See Note 21 to the "Consolidated Financial Statements" on pages 262-263. Debt contractual obligations exclude interest, which is estimated to be $1.4 billion payable in less than one year, $2.7 billion between one and three years, $2.3 billion between three and five years, and $11.6 billion in five years and later. For this purpose, we assume that interest rates with respect to variable interest rate debt remain constant at the rates in effect at December 31, 2025, and that there is no change in the aggregate principal amount of debt other than repayment at scheduled maturity as reflected in the table. Lease contractual obligations include interest.
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
[C]Includes obligations included in "Trade and other payables" and provisions related to onerous contracts included in "Decommissioning and other provisions" in "Non-current liabilities" in the "Consolidated Balance Sheet" that are contractually fixed as to timing and amount. In addition to these amounts, Shell has certain obligations that are not contractually fixed as to timing and amount, including contributions to defined benefit pension plans (see Note 24 to the "Consolidated Financial Statements" on pages 268-274) and obligations associated with decommissioning and restoration (see Note 25 to the "Consolidated Financial Statements" on page 275).
Shareholder distributions
We returned $8.5 billion to our shareholders through dividends and $13.9 billion through share buybacks in 2025. Total shareholder distributions represented 52% of CFFO*.
The fourth quarter 2025 dividend of $0.372 per ordinary share will be paid on March 30, 2026, to shareholders on the register at February 20, 2026, and represents an increase of 4% compared with the third quarter 2025 dividend.

See Note 30 to the "Consolidated Financial Statements" on page 286.

Purchases of securities
The intent to purchase shares was announced alongside the quarterly results during 2025, and covered the period up until the next quarterly announcement. In 2025, share buybacks of $3.5 billion were announced on January 30, $3.5 billion on May 2, $3.5 billion on July 31 and $3.5 billion on October 30 (finalised in the first quarter of 2026). In addition, on February 5, 2026, a further buyback of $3.5 billion was announced along with the fourth quarter 2025 results; it is intended that this will be completed by the announcement date of the first quarter 2026 results.
During 2025, 396.4 million ordinary shares were purchased and cancelled. Overall, a total nominal share value of €28 million ($33 million), 6.5% of the Company's total issued share capital at December 31, 2024, was purchased and cancelled during 2025 for a total cost of $13.9 billion, including expenses, at an average price of $35.01 per share.
* Non-GAAP measure. See page 323.
The buybacks completed in the first half of 2025 were in accordance with the authorities granted by shareholders at the 2024 Annual General Meeting (AGM). The buybacks completed in the second half of 2025 were in accordance with the authorities granted by shareholders at the 2025 AGM. At the 2025 AGM, authority was granted for the Company to repurchase up to a maximum of 10% of its issued ordinary shares, excluding treasury shares, (602.1 million ordinary shares), both on and off market, allowing purchases on the Amsterdam as well as London exchanges. As at December 31, 2025, 444 million ordinary shares could still be repurchased under the current AGM authorities. The purpose of the share repurchases in 2025 was to reduce the issued share capital of the Company.
New resolutions will be proposed at the 2026 AGM to renew the authority for the Company to purchase its own share capital, up to specified limits, for a further year. These proposals will be described in more detail in the 2026 Notice of Annual General Meeting.
Shares are also purchased by the employee share ownership trusts and trust-like entities (see Note 28 to the "Consolidated Financial Statements" on page 283) to meet delivery commitments under employee share plans. All share purchases are made in open market transactions.
The table on the next page provides information on purchases of shares in 2025 and January 2026 by the Company and affiliated purchasers. Purchases in euros and sterling are converted into dollars using the exchange rate on each transaction date.

40	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value | Liquidity and capital resources continued

Purchases of equity securities by issuer and affiliated purchasers in 2025 [A]

	Euro shares			GBP shares			ADSs [B]
Purchase period	Number purchased for employee share plans	Number purchased for cancellation [C]	Weighted average price ($) [D]	Number purchased for employee share plans	Number purchased for cancellation [C]	Weighted average price ($) [D]	Number purchased for employee share plans	Weighted average price ($) [E]
January	5,446,429	13,269,767	32.91	1,271,425	19,923,745	32.68	2,047,363	64.83
February	—	13,818,237	33.48	—	20,965,300	33.28	145,052	67.09
March	—	12,832,246	34.50	—	19,029,647	34.30	19,502	72.38
April	—	13,715,246	32.70	—	20,901,741	32.51	—	—
May	—	18,301,000	33.13	—	17,269,123	32.96	—	—
June	—	16,936,000	35.21	—	17,307,000	35.05	18,967	70.49
July	—	16,369,805	35.71	—	17,188,643	35.55	35,388	70.32
August	—	16,083,942	36.17	—	15,620,239	35.97	—	—
September	3,480,500	17,643,903	36.11	763,300	17,966,650	35.93	19,142	71.88
October	3,105,000	14,970,561	36.77	676,000	15,204,467	36.64	43,971	75.75
November	2,995,123	14,681,496	37.24	664,354	14,716,512	37.14	819,888	74.73
December	—	15,566,925	36.49	—	15,686,468	36.40	865,562	72.94
Total 2025	15,027,052	184,189,128	35.10	3,375,079	211,779,535	34.71	4,014,835	68.95
January	441,451	15,810,185	36.62	159,120	15,915,726	36.53	576,983	74.67
Total 2026	441,451	15,810,185	36.62	159,120	15,915,726	36.53	576,983	74.67
[A]Reported as at transaction date.
[B]American Depositary Shares.
[C]Under the share buyback programme.
[D]Includes stamp duty and brokers' commission.
[E]Includes brokers' commission.
Financial information relating to the Royal Dutch Shell Dividend Access Trust
The results of the Royal Dutch Shell Dividend Access Trust (the Trust) are included in the consolidated results of operations and financial position of Shell. Certain condensed financial information in respect of the Trust is given below.
The Shell Transport and Trading Company Limited and BG Group Limited have each issued a dividend access share to Computershare Trustees (Jersey) Limited (the Trustee). For the years 2025, 2024 and 2023, the Trust recorded income before tax of £nil, £nil and £nil respectively. In each period, this reflected the amount of dividends payable on the dividend access shares. Dividends are also classified as unclaimed where amounts have not cleared recipient bank accounts.
At December 31, 2025, the Trust had total equity of £nil (December 31, 2024: £nil; December 31, 2023: £nil), reflecting assets of £2 million (December 31, 2024: £3 million; December 31, 2023: £4 million) and unclaimed dividends of £2 million (December 31, 2024: £3 million; December 31, 2023: £4 million). The Trust only records a liability for an unclaimed dividend to the extent that dividend cheque payments have not been presented within 12 months, have expired or have been returned unpresented. As these unclaimed dividends relate to dividends that were announced by the Company during the period the Company was still named Royal Dutch Shell plc, and it is expected that the Company will not announce any further dividends on the dividend access shares, the Trust continues to be named the Royal Dutch Shell Dividend Access Trust.
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

41	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value
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

See "Risk factors" on page 23.

We prepare an annual financial plan that tests different scenarios and their impact on prices, and on our businesses and organisation as a whole. These scenarios help us determine which issues could affect our operating environment and have implications for our strategy. They also help us to identify potential interventions to preserve our cash levels.
We continually assess the external environment --- the markets and the underlying economic, political, social and environmental drivers that shape them -- to evaluate changes in competitive forces. We define multiple potential future scenarios and business environments by identifying drivers, uncertainties, enablers and constraints to our competitiveness.
We also continually screen for new opportunities globally through our opportunity identification process. We test the resilience of our opportunities against a range of prices and costs for crude oil, natural gas, oil products, chemicals and power. These tests are based on short-, medium- and long-term market drivers, such as the extent and pace of the energy transition. Our opportunities are then ranked, prioritised and tested for strategic fit and value return expectations before being included in our growth funnel.
Global economic growth
Global economic disruption and uncertainty characterised 2025. In April of that year, the USA announced a series of broad-based and substantive import tariffs. The USA raised the average effective import tariff from just below 2% at the end of 2024 to around 15% at the end of 2025, triggering trade policy uncertainty. Meanwhile, public spending and debt sustainability concerns emerged for several major economies, as a result of a more stimulative fiscal policy stance or failure to curb public spending.
Despite the disruption and uncertainty, the global economy remained resilient in 2025. Following its initial import tariff announcements, the USA negotiated trade deals with various countries and provided exemptions for certain goods categories. The private sector also proved agile, with companies front-loading imports and re-routing trade flows and supply chains. The potential of AI to boost future productivity and economic growth supported a boom in related investments, including electricity infrastructure and generation. This mitigated some of the downside effects of trade policy uncertainty and public finance concerns. As a result, economic activity remained positive, further enabled by broadly looser monetary and fiscal policies as interest rates fell and fiscal stimulus policies were put in place in many economies.
The IMF, in its World Economic Outlook published in January 2026, estimated global economic growth in 2025 to be 3.3% year on year, equal to the 2024 outcome but below the pre-pandemic average (2000-2019) of 3.7%. Growth in the USA held up at 2.1% -- lower than the 2.8% growth recorded the previous year -- but with some of the import tariff impact and uncertainty offset by increased investments in AI technologies and related infrastructure. Economic performance in the Eurozone was mixed, with southern Europe more robust as a result of strong private consumption, tourism inflows and EU grants and northern
Europe facing headwinds from loss of industry competitiveness to China, despite higher infrastructure and defence spending. China responded to higher tariffs imposed by the USA by re-routing and redirecting exports to Asia, Africa and Europe, resulting in a record trade surplus. The Chinese government also ratcheted up policy support, although the domestic economy — from the housing sector to retail sales — disappointed. Emerging economies benefited from lower interest rates, depreciation of the US dollar and improving policy frameworks — such as greater exchange rate flexibility — which enhanced their capacity to absorb shocks. Among the emerging economies, India continued to lead, thanks to strong household consumption and company investment.
Global consumer price growth was generally contained as declines in emerging markets' inflation offset a slight goods-driven pick-up in inflation in advanced economies. But, in many countries, the cost of living in 2025 was significantly higher than before the pandemic. In the USA, firms accumulated inventories during the first half of 2025 as a result of tariff front-running, allowing them to delay price increases. Inflation cooled in the Eurozone, although wage pressures and services inflation remained persistent. In China, consumer price inflation remained at very low levels, stemming from overcapacity in industry, weakness in the housing sector, and relatively high savings.
Global prices, demand and supply
The following table provides an overview of the main crude oil and natural gas price markers to which Shell is exposed.

Oil and gas average industry prices [A]

	2025	2024	2023
Brent ($/b)	69.1	80.8	82.6
West Texas Intermediate ($/b)	64.9	75.9	77.7
Henry Hub ($/MMBtu)	3.5	2.2	2.5
EU TTF ($/MMBtu)	11.9	11.0	13.0
Japan Customs-cleared Crude ($/b) - 3 months	76.1	87.5	88.7
[A]The 2025 average price for Japan Customs-cleared Crude is based on available market information up to the end of the period. Brent, West Texas Intermediate and EU TTF yearly average prices are based on daily spot prices. Henry Hub and Japan Customs-cleared Crude yearly average prices are based on monthly average prices.
At the time of this Report's publication, world energy markets were being impacted by conflict in the Middle East. It was still highly uncertain as to the extent and longevity of disruption to infrastructure, LNG and oil flows through the Strait of Hormuz, as well as to risks of interruption to supply.
Crude oil and oil products
The global benchmark oil price Brent averaged $69 per barrel (bbl) in 2025, considerably lower than the average of $81/bbl in 2024. Downside risks to oil markets increased sharply from early April 2025 after the US tariff announcements and the OPEC+ decision to accelerate the unwinding of voluntary production cuts. Following the US tariff announcement, Brent dropped by over $10/bbl to touch a four-year low of just above $60/bbl in early May 2025. The downward trend was briefly arrested when Brent reached a six-month high of $80/bbl at the height of the 12-day war between Israel and Iran in June 2025. As this subsided, the bearish price trend returned over market expectation for significant oversupply due to the rapid unwinding of OPEC+ production curtailment.
Global liquids demand growth in 2025 was estimated at around 0.9 million barrels per day (mb/d), slightly slower than in 2024. Chinese demand remained sluggish, increasing by only about 0.1 mb/d, compared with 0.15 mb/d in 2024. Other major markets -- OECD Americas, OECD Europe and non-OECD Asia (excluding China) -- also saw weaker growth. Nonetheless, supply surged in 2025 due

42	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value | Market overview continued
to the rapid return of OPEC+ curtailed volumes. Since OPEC+ started unwinding the voluntary cuts in April 2025, total global liquids supply rose by 4.6 mb/d by the third quarter. This caused a sharp increase in global liquids inventory in the second half of 2025. The IEA reported an implied global stock build of 3 mb/d in the third quarter of 2025, compared with a net draw of 0.8 mb/d in the same period of 2024.
In 2026, market direction will depend on how certain key drivers evolve: Chinese demand, OPEC+ supply strategy, the production outlook of US light tight oil (LTO), and geopolitical developments in the Middle East, Russia/Ukraine, and Venezuela. The IEA expects a slightly higher growth rate for global demand as Chinese oil demand growth picks up slightly. On the supply side, US LTO responded to falling oil prices with much more moderate production growth in 2025, and the trend could continue should oil prices remain depressed. OPEC+ paused the unwinding in the first quarter of 2026, but decided to resume in April 2026.
Natural gas market
Global gas prices increased in 2025 as Europe imported more LNG to offset the loss of Russian gas transiting through Ukraine. Prices remained above historic levels seen prior to 2022. Market volatility persisted due to concerns about security of supply in Europe, despite additional LNG from the USA. However, subdued LNG imports into China had a negative impact on prices.
In Europe, TTF (Title Transfer Facility) spot prices averaged $12.12/MMBtu (11% higher year-on-year) with the loss of Russian pipeline gas via the Ukrainian transit route on January 1, 2025. Nonetheless, European gas demand remained weak throughout the year, driven by a warm winter, continued lower industrial demand and high renewable power generation. Storage levels comfortably reached the EU mandatory targets by October 2025. Prices softened further in the fourth quarter as additional LNG supplies and weaker Asian demand supported more LNG flows into Europe.
Spot LNG prices in Asia traded closely in line with TTF for much of 2025, reflecting the growing interconnection of global LNG markets. JKM (Japan/Korea Marker) prices averaged $12.37/MMBtu (4% higher year on year). Through the first three quarters, JKM prices held negligible premiums over TTF as declines in Chinese demand failed to attract significant cargoes to Asia. In the fourth quarter, with higher Asian storage levels, JKM fell below $10/MMBtu, stimulating additional demand and incentivising some LNG flows to Asia.
Henry Hub: In 2025, natural gas production in the USA averaged 106.5 billion cubic feet per day (Bcf/d) for the year, up from 101.7 Bcf/d in 2024, with most of the year-over-year growth concentrated in the South Central region, particularly the Permian Basin. Production reached a record high of 111.4 Bcf/d on December 21, 2025. On the demand side, gas used for power generation has averaged 35.7 Bcf/d, which is 1.1 Bcf/d lower than last year. This decline is primarily due to increased renewable and coal generation. While the Lower 48 experienced cooler temperatures — averaging 14.6°C compared with 15.3°C in 2024 — any potential increase in winter heating demand was more than offset by reduced power generation demand during the milder summer. Meanwhile, LNG exports are expected to rise by 3.5 Bcf/d year on year, driven largely by the ramp-up of the Plaquemines LNG facility, reinforcing the USA's growing role in global gas markets.

Power
USA: In 2025, power markets experienced mixed regional dynamics shaped by capacity tightness in the east, strong renewable and storage growth across multiple regions, and mild weather in Texas and the West. PJM Interconnection saw capacity prices surge to historic highs, with Base Residual Auction clearing prices rising nearly 10-fold year on year and further reaching the market cap for 2026/27, reflecting tightening supply conditions and higher reliability requirements. New York Independent System Operator (NYISO) and New England Independent System Operator (ISO-NE) also faced shrinking reliability margins, i.e. system safety buffers. This was driven by fossil retirements, growing large-load interconnections from data centres and semiconductor facilities, and heightened winter fuel supply risks. In Texas, the Electric Reliability Council of Texas (ERCOT) market saw mild summer weather and strong solar growth that kept daytime conditions stable, even as higher thermal outages increased reliance on energy storage. Real-time power prices were slightly higher than in 2024 due to increased natural gas costs. A major structural development occurred late in the year with the launch of ERCOT's Real-Time Co-Optimization plus Batteries (RTC-B) framework in December 2025, marking the beginning of ERCOT's transition to a more modern real-time market design. In the Western USA, power prices stayed muted throughout most of 2025, with only a few brief price excursions above $100/MWh in the Pacific Northwest. Large additions of solar, wind and battery capacity — amounting to around 7 GW of renewables and 7.2 GW of storage — helped maintain system flexibility despite lower hydropower generation. Across the country, solar, wind and battery storage continued to expand rapidly and increasingly shaped hourly price profiles. Demand growth from data centres, AI compute clusters and electrification remained a major demand driver in 2025 and is expected to continue driving infrastructure needs and resource additions into 2026.
Europe: Across Europe, power prices rebounded slightly from 2024. In the first half of the year, higher gas prices and cold, calm weather caused an increase of 20--30 EUR/MWh in the major markets of Germany, France, the UK and Spain. Lower base-load prices in the second half of the year brought the annual average increase to 4-11 EUR/MWh compared with 2024. German power prices are still among the highest on the continent with an annual average of 89 EUR/MWh. Unprecedented voltage spikes and operational failures in the Iberian grid caused Europe's largest blackout in two decades, triggering 31 GW of load to be disconnected and leading to the deaths of seven people. France connected its first new nuclear reactor in 25 years, while Belgium extended the lifetime of existing nuclear reactors. Meanwhile, solar installations in the EU declined for the first time in a decade, down 1.4% at mid-year from 2024's record high. Offshore wind faced difficulties as Dutch and Danish tenders closed without bids, prompting Denmark to announce a shift to a two-sided contract for difference (CFD) model. In contrast, Germany held oversubscribed onshore wind auctions. The German government still plans to hold auctions next year for new gas-fired power plants with a combined capacity of 10 GW by 2032.
Australia: Electricity volume-weighted average prices (VWAP) on the east coast National Electricity Market (NEM) were around A$107.72/MWh in 2025, decreasing from around A$131.22/MWh in 2024. Conversely, the west coast Wholesale Electricity Market (WEM) saw an increase in VWAP from around A$92.93/MWh to around A$114.74/MWh. This was partly due to a slight decline in domestic gas prices. Overall the NEM saw milder conditions than in the previous year, with the exception of a few days in June which saw extreme volatility as a result of coal outages, low wind generation and increased demand due to colder weather. Looking to the year ahead, the first tranche of the government's Capacity Investment Scheme (CIS) projects are expected to start operations, representing a new wave of wind, solar and storage assets in the NEM and WEM. Concurrently, the government has commenced a gas market review on Australia's east coast domestic gas and LNG export markets, with work ongoing through 2026.

43	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value | Market overview continued
Crude oil and natural gas price assumptions
Our ability to deliver competitive returns and pursue commercial opportunities depends on the accuracy of our price assumptions. We use a rigorous assessment of short-, medium- and long-term market uncertainties to determine which ranges of future crude oil and natural gas prices to use in project and portfolio evaluations. Market uncertainties include, for example, future economic conditions, geopolitics, actions by major resource holders, production costs, technological progress and the balance of supply and demand.

See "Risk factors" on page 23 and Note 12 to the "Consolidated Financial Statements" on pages 253-254.

Refining and chemical margins
After a weak start to 2025, refinery margins improved versus 2024, mainly because sanctions on Russia affected middle distillate supply and third and fourth quarter refinery availability was lower. Gasoline product crack spreads started the year at a low level, as increasing refinery capacity, particularly with Dangote Refinery in Nigeria ramping up, promised higher gasoline supply. Middle distillate crack spreads started 2025 stronger than gasoline but supply chains were working well which kept prices at reasonable levels. In the second half of 2025, Dangote started to have reliability issues resulting in more gasoline demand in West Africa from Europe. This, combined with refinery outages in the USA, resulted in support for gasoline product crack spreads. Middle distillate supply has been affected by Ukrainian drone strikes on Russian infrastructure, reducing middle distillate exports; in addition, the sanctions against Lukoil and Rosneft brought in during the final quarter of 2025, combined with general low refinery availability, created middle distillate supply concerns and high product crack spreads.
The 2026 margin outlook depends on refinery availability, particularly in the Atlantic Basin, and on whether the new refineries such as Olmeca in Mexico and Dangote in Nigeria achieve full capacity. Also to be watched is potential sanction relief on Russia that could bring significant quantities of product to international markets.
Chemical margins remained under pressure in 2025 due to continued growth of excess capacity in China. China added 7 million tonnes (MMTA) ethylene capacity while global demand grew by only 4 MMTA. In Europe, continued high costs, the loss of competitive exports (since 2022), and increasing low-cost imports have triggered announcements for an additional 3 MMTA ethylene capacity closure from 2025 to 2027. In the USA, cracker utilisation remains healthy due to low-cost feedstock (ethane).
Shell Chemicals global weighted average indicative margin declined by about 30 $/t in 2025 from 2024. Most of the margin drop was observed in the USA, where the ethane cracking advantage eroded with falling crude and rising natural gas prices. Crude prices declined by $10/bbl while Henry Hub gas prices increased by $1.3/MMBtu. Note that global chemicals prices tend to follow the crude price, while US ethane price follows local natural gas. A second driver for weaker US chemicals margins was the declining propylene price as the market corrected due to improved supply and stagnant demand. Propylene prices declined by about 220 $/t from 2024 to 2025.
China continues to add capacity in 2026, which should keep Asia chemicals variable margins near zero. The business expects that Shell's global indicative chemicals margin will improve slightly in 2026 due to strengthening prices in the USA and Europe. In Europe, recent industry rationalisation is expected to support market ethylene and propylene prices.
Refining margins

Global indicative refining margin

			$/bbl
	2025	2024	2023
Indicative refining margin	10.14	7.74	12.45
The indicative refining margin is an approximation of Shell's global gross refining unit margin, calculated using price markers from third-party databases. It is based on a simplified crude and product yield profile at a nominal level of refining performance. The actual margins realised by Shell may vary due to factors including specific local market effects, refinery maintenance, crude diet optimisation as the crudes in the indicative refining margin are indicative benchmark crudes, operating decisions and product demand. Gross refining unit margin is defined as the hydrocarbon margin net of purchased/sold utilities, additives and relevant freight costs, divided by crude and feedstock intake in barrels. It is only applicable to the impact of market pricing on refining business performance, excluding trading margin.
Petrochemical margins

Global indicative chemical margin

			$/tonne
	2025	2024	2023
Indicative chemical margin	147.9	151.72	132.63
The indicative chemical margin (ICM) is an approximation of Shell's global chemical margin performance trend (including equity-accounted associates), calculated using price markers from third-party databases. It is based on a simplified feedstock and product yield profile at a nominal level of plant performance. The actual margins realised by Shell may vary due to factors including specific local market effects, chemical plants maintenance, optimisation, operating decisions and product demand. Chemical unit margin is defined as the hydrocarbon margin net of purchased/sold utilities, additives and relevant freight costs, divided by a nominal denominator expressed in tonnes. It is only applicable to the impact of market pricing on Chemicals business performance.
The statements in this "Market overview" section are forward-looking statements based on management's current expectations and certain material assumptions and, accordingly, involve risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied herein.

See "About this Report" on pages 11-12 and "Risk factors" on page 23.

44	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value

Integrated Gas
Integrated Gas explores for and extracts natural gas and associated liquids. This gas is then processed to produce liquefied natural gas (LNG) or converted into gas-to-liquids (GTL) fuels and other products. The business includes the operation of both upstream and midstream infrastructure necessary to deliver natural gas and its derivatives to market.
	8.8 Income/(loss) for the period ($ billion) (2024: 9.6)	8.0 Adjusted Earnings ($ billion) (2024: 11.4)
	14.1 Cash flow from operating activities ($ billion) (2024: 16.9)	931 Production (thousand boe/d) (2024: 954)
At Capital Markets Day 2025, we said we would reinforce our leadership position in LNG by growing sales by 4--5% per year [A] through to 2030. We will also grow top-line production across our combined Upstream and Integrated Gas business by 1% per year [A] to 2030, sustaining our 1.4 million barrels per day of liquids production to 2030 with increasingly lower carbon intensity.
In 2025, our performance and robust CFFO generation were driven by portfolio growth and operational excellence, with LNG sales growing by 11%, supported by the highest number of cargoes delivered in a single year.
This record was supported by the acquisition of Pavilion Energy which increased our access to third-party volumes. We also began production at LNG Canada and shipped the first cargoes from there, marking a significant milestone in our integrated gas strategy. LNG Canada, which holds a 40-year export licence, expands Shell's global LNG portfolio, which is already one of the largest in the world.
Final investment decisions taken in the year on the Mina West project in Egypt, the Aphrodite project in Trinidad and Tobago and the Gorgon Stage 3 development in Australia will help to secure future supply and contribute towards meeting our annual growth targets.
For the business conditions relevant to Integrated Gas, see "Market overview" on pages 42-44.
[A]On a compound annual growth rate (CAGR) basis.

	28 LNG liquefaction volumes (million tonnes) (2024: 29)	73 LNG sales volumes (million tonnes) (2024: 66)

“This was a year of strong, competitive delivery and cash outcomes, laying a solid foundation for us to be the world's leading integrated gas and LNG business.” Cederic Cremers President, Integrated Gas

45	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value | Integrated Gas continued
Financial delivery
2025 earnings [A]
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.
Adjusted Earnings decreased by $3,366 million compared with 2024. This reflected the combined effect of lower contributions from trading and optimisation and lower realised prices (a decrease of $3,034 million), higher depreciation, depletion and amortisation expenses (increase of $407 million), and lower volumes (decrease of $250 million). This was partly offset by lower well write-offs (decrease of $252 million), and favourable tax movements ($102 million).
Identified items in 2025 included favourable movements of $1,171 million due to the fair value accounting of commodity derivatives, partly offset by impairment charges of $433 million. These favourable movements and charges are part of identified items and compare with the full year 2024 which included unfavourable movements of $1,088 million due to the fair value accounting of commodity derivatives, impairment charges of $363 million, and a net loss of $96 million related to the sale of assets. As part of Shell's normal business, commodity derivative contracts are entered into as hedges for mitigation of economic exposures on future purchases, sales and inventory.
Adjusted EBITDA was driven by the same factors as Adjusted Earnings.
Prior year earnings [A]
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.
Adjusted Earnings decreased by $2,529 million compared with 2023. This reflected the combined effect of lower contributions from trading and optimisation and lower realised prices (a decrease of $3,819 million). This was partly offset by higher volumes (an increase of $514 million), lower operating expenses (a decrease of $478 million), and favourable deferred tax movements ($399 million).
Identified items in 2024 included unfavourable movements of $1,088 million relating to an accounting mismatch due to fair value accounting of commodity derivatives, impairment charges of $363 million, and a net loss of $96 million related to the sale of assets. These unfavourable movements compare with 2023, which included unfavourable movements of $4,407 million due to the fair value accounting of commodity derivatives, and net impairment charges and reversals of $2,247 million. As part of Shell's normal business, commodity derivative hedge contracts are entered into for mitigation of economic exposures on future purchases, sales and inventory.
Adjusted EBITDA was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities
Cash flow from operating activities for 2025 was primarily driven by Adjusted EBITDA and net cash inflows related to derivatives of $1,487 million. These inflows were partly offset by tax payments of $3,261 million and working capital outflows of $835 million.
Shell's policy is to settle the inter-segment use of tax attributes between business segments. This settlement is usually made in cash but in certain instances there is no cash settlement. In 2025, deferred tax assets of the Integrated Gas ($211 million) and Corporate ($89 million) segments were used by the Chemicals and Products ($300 million) segment, for which no cash settlement was made.
[A]All earnings amounts are shown post-tax unless otherwise stated.
* Non-GAAP measure. See page 323.

Key metrics [B]

	$ million, except where indicated
	2025	2024	2023
Income/(loss) for the period	8,820	9,590	7,057
Identified items [B]	796	(1,800)	(6,862)
Adjusted Earnings* [B] [C]	8,024	11,390	13,919
Adjusted EBITDA* [C] [D]	16,994	20,978	23,773
Cash flow from operating activities*	14,086	16,909	17,520
Cash capital expenditure	4,689	4,767	4,196
Liquids production available for sale (thousand b/d)	128	132	128
Natural gas production available for sale (million scf/d)	4,654	4,769	4,700
Total production available for sale (thousand boe/d)	931	954	939
LNG liquefaction volumes (million tonnes)	28.4	29.1	28.3
LNG sales volumes (million tonnes)	72.9	65.8	67.1
[B]See Note 7 to the "Consolidated Financial Statements" on pages 243-251.
[C]Adjusted Earnings and Adjusted EBITDA are presented on a current cost of supplies basis.
[D]Adjusted EBITDA is without taxation, exploration well write-offs and depreciation, depletion and amortisation (DD&A) expenses.
Cash capital expenditure
Our cash capital expenditure in 2025 was lower than in 2024. The decrease was mainly a result of a major turnaround at Pearl GTL in 2024. Our cash capital expenditure is expected to be around $6 billion in 2026 in Integrated Gas.
Operational performance
Production available for sale
Our natural gas production decreased by 2% in 2025 compared with 2024, mainly due to natural field decline across the portfolio. In 2025, natural gas and liquids made up 86% and 14% of total production, respectively.
LNG liquefaction and sales volumes
Our LNG liquefaction volumes decreased by 2% compared with the previous year. This was mainly due to ownership restructuring in Trinidad and Tobago, and higher maintenance across the portfolio, and was partly offset by the LNG Canada ramp-up.
LNG sales volumes increased in 2025 compared with 2024, primarily due to higher purchases from third parties following the Pavilion Energy acquisition.

46	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value | Integrated Gas continued
Integrated Gas data table

LNG liquefaction volumes

	Million tonnes
	2025	2024	2023
Australia	13.3	14.4	13.3
Brunei	1.2	1.2	1.1
Canada	0.9	—	—
Egypt	0.1	—	0.3
Nigeria	3.7	3.5	3.3
Oman	2.8	2.8	2.7
Peru	0.8	0.9	0.8
Qatar	2.4	2.3	2.4
Trinidad and Tobago	3.2	4.0	4.3
Total	28.4	29.1	28.3
Strategic progress
Portfolio and business developments
Significant portfolio and business developments:
￮In March 2025, we completed the acquisition of 100% of the shares in Pavilion Energy Pte. Ltd. (Pavilion Energy). The deal was announced in June 2024.
￮In June 2025, the first cargo of LNG left the LNG Canada joint venture facility (Shell interest 40%).
￮In June 2025, a final investment decision (FID) was taken to start the development of and production at the Mina West gas discovery in Egypt (Shell interest 60%).
￮In June 2025, an FID was taken on the Aphrodite development project in Trinidad and Tobago (Shell interest 100%).
￮In December 2025, an FID was taken on the Gorgon Stage 3 development in Australia (Shell interest 25%).

Business and property
Integrated Gas
A complete list of LNG and GTL plants in operation and under construction in which we have an interest is provided below.

LNG liquefaction plants under construction at December 31, 2025

	Asset	Location	Shell interest (%)	100% capacity (mtpa) [A]	Shell-operated
Africa
Nigeria	Train 7 [B]	Bonny	25.6	7.6	No
Asia
Qatar	QatarEnergy LNG NFE(2) [C]	Ras Laffan	25.0	8.0	No
	QatarEnergy LNG NFS(2) [D]	Ras Laffan	25.0	6.0	No
United Arab Emirates	Ruwais LNG [E]	Al Ruwais	10.0	9.6	No
[A]100% capacity represents the total capacity that all trains are expected to process as reported by the operator.
[B]First LNG is expected in the second half of the 2020s.
[C]Shell holds 25% in the joint venture, which owns 25% of the North Field East expansion project, which has a nameplate capacity of 32 mtpa. First LNG is expected in the second half of the 2020s.
[D]Shell holds 25% in the joint venture, which owns 37.5% of the North Field South expansion project, which has a nameplate capacity of 16 mtpa. First LNG is expected in the second half of the 2020s.
[E]First LNG is expected in 2028.

47	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value | Integrated Gas continued

Making the most of our existing assets

In 2025, across our Integrated Gas portfolio, we reached final investment decisions and key milestones that demonstrate how we are maximising value by investing in gas discoveries to keep our high utilisation of existing assets.
We are leveraging established infrastructure to help unlock value for Shell and contribute to the strengthening of energy security in key markets.
Strengthening Trinidad and Tobago's gas future
In Trinidad and Tobago, the Atlantic LNG facility is a significant supplier of LNG for the export market. Shell's interests in the production trains range from 47.15% to 51.1%. We also have interests in two concessions with producing fields: North Coast Marine Area (Shell interest 80.5%) and East Coast Marine Area (Shell interest 100%) – both are already home to some of Shell's largest gas producing fields.
We took a final investment decision (FID) in July 2024 to develop the Manatee gas field and in 2025 we took an FID on the Aphrodite backfill project development [A]. Aphrodite, together with Manatee, will help sustain Trinidad and Tobago's gas industry into the 2030s.
Aphrodite will connect to existing subsea infrastructure in the Shell Operated East Coast Marine Area, sending gas to the Dolphin A platform. Production is expected to start in 2027 and reach a peak production capacity of about 18,400 boe/d. Manatee is also expected to deliver first gas in 2027 and reach a peak production capacity of 104,000 boe/d.
Accelerated delivery in Egypt
Gas was discovered in Egypt's Mina West field in October 2023, and we and our partners took an FID in June 2025 to start development and production. This demonstrates how partnership and accelerated project execution offer an opportunity to unlock value quickly.

Mina West will be developed as a subsea tieback to the existing West Delta Deep Marine (WDDM) concession infrastructure which supplies gas to the domestic market and the Egyptian LNG plant. WDDM (Shell interest 50%) is operated by the Burullus Gas Company joint venture (Shell interest 25%) and supplies gas to the domestic market and an Egyptian LNG plant.
Shell will operate the Mina West field with a 60% interest. The project is expected to deliver secure, reliable energy to the domestic market while expanding Shell's gas business.
Efficient execution in Australia
In 2025, the Crux platform jacket was installed offshore Western Australia. The project shows the advantages of re-engaging contractors and fabrication yards to help reduce execution risk. The platform will supply backfill gas to the Prelude FLNG facility from the Crux field, 160 kilometres north-east of Prelude. Crux will be operated remotely from Prelude.
The Phase 1 drilling campaign delivered five wells and was completed in 2025, finishing 78 days ahead of schedule and delivering cost savings. Subsea pipelay activities were also executed efficiently, completing three months early.
An FID was also taken on the Gorgon Stage 3 backfill development project. This will connect the offshore Geryon and Eurytion natural gas fields in the Greater Gorgon Area to Gorgon's existing subsea gas gathering infrastructure and processing facilities on Barrow Island. The development will help maintain production at Gorgon, enabling the long-term supply of domestic gas for Western Australian households and industry, and LNG for international customers.
1. The Crux jacket being installed at the Crux site in Western Australia.
[A]The Aphrodite project is pending regulatory approvals.

48	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value | Integrated Gas continued

LNG liquefaction plants in operation at December 31, 2025 [A]

	Asset	Location	Shell interest (%)	100% capacity (mtpa) [B]	Shell-operated
Asia
Brunei	Brunei LNG	Lumut	25	7.6	No
Oman	Oman LNG	Sur	30	7.1	No
	Qalhat LNG [C]	Sur	11	3.7	No
Qatar	QatarEnergy LNG N(4) [D]	Ras Laffan	30	7.8	No
Oceania
Australia	North West Shelf [D]	Karratha	16.7	14.3	No
	Gorgon LNG [D]	Barrow Island	25	15.6	No
	Prelude [D]	Browse Basin	67.5	3.6	Yes
	Queensland Curtis LNG T1 [D]	Curtis Island	50	4.3	Yes
	Queensland Curtis LNG T2 [D]	Curtis Island	97.5	4.3	Yes
Africa
Egypt	Egyptian LNG T1	Idku	35.5	3.6	No
	Egyptian LNG T2	Idku	38	3.6	No
Nigeria	Nigeria LNG T1-T6	Bonny	25.6	24.1	No
North America
Canada	LNG Canada T1-2 [E]	Kitimat	40.0	14.0	No
South America
Peru	Peru LNG	Pampa Melchorita	20	4.5	No
Trinidad and Tobago	Atlantic LNG T1/2/3	Point Fortin	47.15	9.3	No
	Atlantic LNG T4	Point Fortin	51.1	5.2	No
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
[E]The first cargo left LNG Canada in June 2025.

GTL plants in operation at December 31, 2025

	Asset	Location	Shell interest (%)	100% capacity (b/d) [A]	Shell-operated
Asia
Malaysia	Shell MDS	Bintulu	72.0	14,700	Yes
Qatar	Pearl	Ras Laffan	100.0	140,000	Yes
[A]100% capacity represents the total capacity of the plant.
LNG regasification terminals
As at December 31, 2025 we held interests in the following regasification terminals:
￮Dragon LNG in the UK (Shell interest 50%);
￮Shell Energy India (Shell interest 100%); and
￮Shell LNG Gibraltar (Shell interest 51%).
We had rights in other regasification terminals in:
￮the Netherlands (Shell capacity rights 4.6 mtpa);
￮the UK (Shell capacity rights 2 mtpa);
￮the USA (total Shell capacity rights 24.7 mtpa);
￮Mexico (Shell capacity rights 2.7 mtpa); and
￮Singapore (mainly licences to import LNG and sell regasified LNG in Singapore with no volume cap).
Total Shell regasification capacity rights were 9.7 mtpa in Europe, 27.4 mtpa in North America and 6 mtpa in Asia.
Oil and natural gas production, exploration and development
The contractual frameworks most relevant to our activities are set out on page 59.
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

49	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value | Integrated Gas continued
Shell has interests in offshore production, LNG liquefaction and exploration licences in the Browse Basin, and in the North West Shelf (NWS) and Greater Gorgon areas of the Carnarvon Basin. Woodside operates the NWS joint venture (Shell interest 16.7%). We have a 25% interest in the Chevron-operated Gorgon LNG joint venture that includes offshore production. In December 2025, we took an FID on the Gorgon Stage 3 development project. In the Browse Basin, Shell operates the Prelude field (Shell interest 67.5%) and the Crux gas and condensate development field (Shell interest 84.5%).
Bolivia
We have a 37.5% interest in the Repsol-operated Caipipendi block where natural gas is produced and delivered to domestic and export markets. We also have a 25% interest in the Tarija XX West block which produces from the Itaú field.
Canada
We produce and market natural gas, natural gas liquids and condensate. We hold mineral acres, primarily in the Montney play in British Columbia and Alberta. We operate four natural gas processing facilities at our Groundbirch asset in British Columbia. Shell's working interest across the Groundbirch acreage ranges from 88% to 92%. Gas from the Groundbirch asset is supplied to the LNG Canada Shell-operated liquefaction plant and domestic gas market. Shell has a 40% interest in LNG Canada which is a joint venture with Petronas, PetroChina, Mitsubishi and Kogas. In June 2025, the first cargo of LNG left the facility.
China
We develop and produce from the onshore Changbei tight-gas field under a PSC with China National Petroleum Corporation.
Egypt
We have a range of venture and concession interests. The Burullus Gas Company joint venture (Shell interest 25%) operates the West Delta Deep Marine concession (Shell interest 50%) and supplies gas to the domestic market and an Egyptian LNG plant. The Rashid Petroleum Company (Rashpetco) joint venture (Shell interest 50%) operates the Rosetta concession (Shell interest 100%). The El Burg Offshore Company (EBOC) joint venture (Shell interest 30%) operates the El Burg offshore concession (Shell interest 60%). A sales and purchase agreement (SPA) has been signed for the El Burg concession to divest 100% of Shell interest to Arcius and this was completed in February 2026. The Mina Gas Company (Mina Gas) joint venture (Shell interest 30%) operates the Northeast El Amriya offshore concession (Shell interest 60%). In June 2025, a final investment decision was taken to start development and production from the Mina West gas discovery.
We also have interests in several exploration concessions in the Nile Delta and the wider East Mediterranean.
Oman
We have a concession agreement for the development and production of natural gas and condensate in the Shell-operated Block 10 (Shell interest 53.45%). We also have an exploration and production-sharing agreement for the exploration and appraisal of natural gas and condensate in the Shell-operated Block 11 (Shell interest 67.5%). Since January 2025, we have had a long-term offtake agreement in place to purchase up to 1.6 mtpa over a 10-year period from Oman LNG.
Qatar
Under a development and production-sharing contract with the government, we operate the fully integrated Pearl GTL plant (Shell interest 100%) and associated upstream production. Pearl GTL has the capacity to produce, process and transport 1.6 billion standard cubic feet per day (scf/d) of gas from Qatar's North Field.
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
Trinidad and Tobago
We have interests in two concessions with producing fields: North Coast Marine Area (Shell interest 80.5%) and East Coast Marine Area (Shell interest 100%), where in June 2025 we took a final investment decision on the Aphrodite development project.
In May 2025, we completed the sale of our 65% interest in the Central Block facility to Touchstone Exploration Trinidad Limited.
We have a 100% interest in exploration blocks 5(c)REA, 6d and modified block U(c). We also have a 50% interest in exploration blocks 25a, 25b and 27 in the Columbus Basin. We operate Block 27 and bp is the operator of the remaining two. In 2025, we submitted notification of our relinquishment of all portions of the Block 5d contract area.
Other
We also have interests in Barbados, Colombia (withdrawal is in progress), Cyprus, Tanzania and Venezuela [A].
[A]Our previous Office of Foreign Assets Control (OFAC) licence was withdrawn in 2025 in line with US policy at the time, meaning that we have been unable to undertake any activities related to our Venezuela interest since then. In mid-February 2026, the USA issued several general licences that authorise various activities in Venezuela, including one that allows certain companies to engage in oil and gas operations in Venezuela and produce from its reserves. We are currently reviewing these general licences to understand how they impact our activities.
Trading and Optimisation
Our trading organisation markets and sells our share of equity production of LNG and third-party LNG through our UK, UAE and Singapore trading hubs. We have term sales contracts for most of our LNG liquefaction and term purchase contracts. Our shipping network, regasification terminals and ability to buy and deliver spot cargoes from third parties enable us to optimise the income we generate from our LNG cargoes. For example, if a customer no longer needs a scheduled cargo, we can deliver it to another customer. Similarly, if a customer needs an additional cargo not available from our own production, we contract with third parties to deliver that cargo. We conduct paper trades, primarily to manage commodity price risk related to sales and purchase contracts.

50	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value | Integrated Gas continued

LNG Canada makes its first shipments to Asia
On June 30, 2025, the first shipment of LNG left the LNG Canada joint venture facility in British Columbia for Asia, where it will help to meet the region's growing demand for natural gas.
Shell is involved across the LNG value chain, from extraction and liquefaction to shipping, trading, regasification and delivery. The LNG Canada value chain is a key example of this. LNG Canada, which holds a 40-year export licence, expands Shell's global LNG portfolio, which is already one of the largest in the world.
Sourcing and liquefying the gas
As a shareholder in LNG Canada, Shell sources gas from third parties on the open market and from our own Groundbirch asset in British Columbia. Natural gas is extracted at Groundbirch using advanced technologies to unlock the gas safely and responsibly. After being extracted and processed at our local gas plants, the natural gas is funnelled into the Coastal GasLink pipeline. This pipeline is 670 kilometres long and crosses two mountain ranges to reach LNG Canada at Kitimat on a remote part of the Pacific coast.
In Kitimat, the gas is turned into LNG to make it more efficient to store and ship. The gas is cooled to -162°C, reducing its volume by about 600 times. LNG Canada has two processing units, or "trains", which have the collective capacity to produce 14 million tonnes of LNG a year. This is enough to meet the annual natural gas requirements of Singapore and Vietnam combined in 2024. Four gas turbines – derived from aircraft engines and used in an LNG plant for the first time – power the liquefaction process.
Supplying Asia
The LNG is loaded onto ships and transported to global markets, mainly in Asia. LNG Canada halves shipment times to Asian markets compared with cargoes from the Gulf of America, which must pass through the Panama Canal, a potential choke point, to reach the Pacific Ocean and Asia.

Exactly where the cargoes from LNG Canada end up depends on Shell's trading teams. Some customers enter into long-term contracts that extend beyond 10 years, while others purchase single cargoes just days before delivery.
Shell's traders analyse weather patterns, economic trends, supply and demand, and geopolitical events. At Shell, our ability to navigate these complex and dynamic markets is key to helping to meet global energy demand.
Putting Canada, and LNG, on the energy map
LNG Canada is among the largest private-sector investments in Canada's history and the country's first large-scale LNG export facility. LNG Canada was designed to be one of the lowest-carbon-intensity LNG facilities in the world.
Shell is the largest owner in LNG Canada, holding a 40% interest. The other joint venture partners include PETRONAS of Malaysia, PetroChina, Mitsubishi Corporation of Japan, and Korea Gas Corporation, all based in recipient markets in Asia.
More than 50,000 Canadians have directly contributed to building LNG Canada and to date more than CAN $5.8 billion in contracts and subcontracts have been awarded to local, Indigenous and other businesses in British Columbia [A].
Shell's 2025 LNG Outlook forecasts global demand for LNG to rise by around 60% by 2040, largely driven by economic growth in Asia.
Gas, including LNG, is a stabilising force in energy systems because it is versatile, flexible and reliable. Gas is versatile because it can be used in power generation, industry, heating and transport. It is also flexible and reliable because it is simple to deploy and can be shipped, as LNG, to where it is needed to meet changing demand. Gas is a lower-carbon alternative to coal in power generation and industry, and to oil in transport. Gas can balance renewable energy to provide stability for national grids.
[A]Source: LNG Canada website lngcanada.ca
1. Gaslog Glasgow arriving at the LNG Canada facility for first cargo.

51	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value

Upstream
The Upstream segment includes exploration and extraction of crude oil, natural gas and natural gas liquids. It also markets and transports oil and gas, and operates the infrastructure necessary to deliver them to the market. Shell has activities in deep water and conventional oil and gas.
	9.4 Income/(loss) for the period ($ billion) (2024: 7.8)	7.4 Adjusted Earnings ($ billion) (2024: 8.4)
At Capital Markets Day 2025, we said we would grow top-line production across our combined Upstream and Integrated Gas business by 1% (CAGR) per year to 2030, sustaining our 1.4 million barrels per day of liquids production to 2030. We will focus on basins where we have a competitive advantage and we will prioritise cost- and carbon-competitive molecules.
In 2025, we delivered strong operational performance, with high controllable availability, and increased contributions from higher-margin volumes, especially in the Gulf of America and Brazil. We also made significant progress on new production, already delivering 25% of the more than 1 million barrels of oil equivalent per day we promised by 2030.
We executed value-driven decisions to strengthen our business. We completed the divestment of The Shell Petroleum Development Company (SPDC) in Nigeria and the set-up of the new Adura Energy Limited joint venture in the UK. We further strengthened our deep-water leadership by increasing our interests in the Gulf of America, Brazil and Nigeria.
These actions contributed to sustained liquids production at about 1.4 million barrels per day, supported our growth target and generated robust cash flow despite the lower price environment. By leveraging our advantaged deep-water and conventional assets, we prioritised cost- and carbon-competitive molecules — delivering value and working towards lowering our emissions.
For the business conditions relevant to Upstream, see "Market overview" on pages 42-44.
[A]On a compound annual growth rate (CAGR) basis.
	19.6 Cash flow from operating activities ($ billion) (2024: 21.2)	1,828 Production (thousand boe/d) (2024: 1,831)

“Upstream delivered strong operational results, with high controllable availability driving sustained high production.” Peter Costello President, Upstream

52	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value | Upstream continued
Financial delivery
2025 earnings [A]
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.
Adjusted Earnings decreased by $953 million compared with 2024. This reflected lower realised liquids prices (decrease of $2,924 million) and the comparative unfavourable impact of gas storage effects (decrease of $662 million). These net unfavourable movements were partly offset by lower well write-offs (decrease of $915 million) and higher sales volumes (increase of $901 million).
Identified items in 2025 included gains on the disposal of assets of $2,806 million, mainly related to the incorporation of the Adura Energy Limited joint venture in the UK, partly offset by a charge of $536 million related to the UK Energy Profits Levy and impairment charges of $162 million. These gains and charges compare with 2024, which included a loss of $325 million related to the impact of the weakening Brazilian real on a deferred tax position, net impairment charges and reversals of $323 million, and charges of $214 million related to redundancy and restructuring. This was partly offset by gains of $638 million related to the impact of inflationary adjustments in Argentina on a deferred tax position.
Adjusted EBITDA was driven by the same factors as Adjusted Earnings.
Prior year earnings [A]
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.
Adjusted Earnings decreased by $1,411 million compared with 2023. This reflected unfavourable tax movements ($1,289 million), lower realised prices (decrease of $949 million) and higher well write-offs (increase of $541 million), partly offset by the comparatively favourable impact of $962 million mainly relating to gas storage effects.
Identified items in 2024 included a loss of $325 million related to the impact of the weakening Brazilian real on a deferred tax position, net impairment charges and reversals of $323 million and charges of $214 million related to redundancy and restructuring. This was partly offset by gains of $638 million related to the impact of inflationary adjustments in Argentina on a deferred tax position. These charges and gains compare with 2023, which included net impairment charges and reversals of $642 million, and net charges of $295 million related to the impact of the weakening Argentine peso and strengthening Brazilian real on a deferred tax position.
Adjusted EBITDA was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities
Cash flow from operating activities for 2025 was primarily driven by Adjusted EBITDA and dividends (net of profits) from joint ventures and associates of $1,448 million. These inflows were partly offset by tax payments of $7,415 million and movements in decommissioning and other provisions of $1,087 million.
Cash capital expenditure
Cash capital expenditure in 2025 was higher compared with 2024. The increase was mainly a result of increased working interests in Brazil and the Gulf of America (GoA), as well as new projects, mainly in Brazil. This was partly offset by lower spend on projects mainly in Malaysia. Cash capital expenditure is expected to be around $7 billion in 2026.
[A]All earnings amounts are shown post-tax unless otherwise stated.
* Non-GAAP measure. See page 323.

Key metrics [B]

	$ million, except where indicated
	2025	2024	2023
Income/(loss) for the period	9,443	7,772	8,540
Identified items [B]	2,001	(623)	(1,266)
Adjusted Earnings* [B] [C]	7,442	8,395	9,806
Adjusted EBITDA* [C] [D]	26,696	31,264	30,622
Cash flow from operating activities*	19,573	21,244	21,450
Cash capital expenditure	9,316	7,890	8,343
Liquids production available for sale (thousand b/d)	1,365	1,320	1,325
Natural gas production available for sale (million scf/d)	2,684	2,964	2,754
Total production available for sale (thousand boe/d)	1,828	1,831	1,800
[B]See Note 7 to the "Consolidated Financial Statements" on pages 243-251.
[C]Adjusted Earnings and Adjusted EBITDA are presented on a current cost of supplies basis.
[D]Adjusted EBITDA is without taxation, exploration well write-offs and DD&A expenses.
Operational performance
Production available for sale
In 2025, liquids production increased by 3% and natural gas production decreased by 9%, compared with 2024.
Total production, compared with 2024, was flat, with reductions due to the divestment of The Shell Petroleum Development Company of Nigeria Limited (SPDC) and field decline offset by new liquids and gas production.
Strategic progress
Portfolio and business developments
Significant portfolio and business developments:
￮In January 2025, we started production at the Shell-operated Whale floating production facility in the GoA. Shell has a 60% interest in the Whale development, and Chevron U.S.A. Inc. has a 40% interest.
￮In February 2025, we restarted production at the Penguins field in the UK North Sea with a modernised Shell-operated FPSO facility (Shell interest 50%) NEO Energy holds the other 50%.
￮In February 2025, we signed an agreement to acquire a 15.96% working interest from ConocoPhillips Company (COP) in the Shell-operated Ursa platform in the GoA. We completed this agreement in May 2025 and our working interest in the Ursa platform increased from 45.39% to 61.35%.
￮In March 2025, we completed the sale of The Shell Petroleum Development Company of Nigeria Limited (SPDC) to Renaissance.
￮In March 2025, we announced a final investment decision (FID) for Gato do Mato, a Shell-operated deep-water project in the pre-salt area of the Santos Basin, offshore Brazil. Pré-Sal Petróleo S.A. (PPSA) is the manager of the production-sharing contract (PSC). At FID, Shell held a 50% interest, Ecopetrol held 30%, and TotalEnergies had 20%. In January 2026, we increased our 50% interest in Gato do Mato (now Orca) to 70% after completing a swap agreement with TotalEnergies. In February 2026, we agreed to sell a 20% interest to Kuwait Petroleum Exploration Company (KUFPEC). The transaction is subject to regulatory approvals. Once completed, we will have a 50% interest and will remain operator, with Ecopetrol holding 30% and KUFPEC holding 20%.

53	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value | Upstream continued
￮In May 2025, the start of production was announced at the FPSO Alexandre de Gusmão in the Mero field (Shell interest 19.3%) in the Santos Basin offshore Brazil. The unitised Mero field is operated by Petrobras (38.6%), in partnership with Shell, TotalEnergies (19.3%), CNPC (9.65%), China National Offshore Oil Corporation (CNOOC) (9.65%) and Pré-Sal Petróleo S.A. (PPSA) (3.5%) representing the government in the non-contracted area.
￮In May 2025, we signed an agreement to acquire an additional interest of up to 12.5% in the OML 118 production-sharing contract (OML 118 PSC) in Nigeria from TotalEnergies EP Nigeria Limited. In November 2025, we completed this transaction and increased our interest in the OML 118 PSC from 55% to 65%.
￮In October 2025, we announced, together with Sunlink Energies and Resources Limited, an FID on the HI gas project offshore Nigeria (Shell interest 40%).
￮In December 2025, we and Equinor ASA completed a deal to combine our UK offshore oil and gas operations to form a new company Adura, which is a 50:50 joint venture.
￮In December 2025, following an auction, we secured additional equity in Brazil's pre-salt oil projects. With this acquisition we will increase our participating interest in the Atapu unit from 16.663% to 16.917% and the Mero unit from 19.3% to 20%. Both projects are located in the offshore Santos Basin.
￮In December 2025, we announced an FID on a waterflood project at the Kaikias field (Shell 100% interest) in the GoA.
Business and property
Our subsidiaries, joint ventures and associates are involved in all aspects of upstream activities. These activities include land tenure and the exploration, development and production of crude oil, natural gas and natural gas liquids. They also include the marketing and transportation of oil and gas, as well as the operation of the infrastructure necessary to deliver them to market. The contractual frameworks most relevant to our activities are set out on page 59.
Europe
Germany
Shell is a 50% shareholder in BEB Erdgas und Erdöel GmbH & Co. KG (BEB), which owns interests in various concessions, mainly in Lower Saxony. ExxonMobil Production Deutschland GmbH has a service contract with BEB, under which it provides operating services to BEB for most of the concessions.
Italy
Shell has a 39% interest in the Val d'Agri producing concession, operated by Eni S.p.A., and a 25% interest in the Tempa Rossa producing concession, operated by TotalEnergies EP Italia S.p.A.
Netherlands
Shell and ExxonMobil are 50:50 shareholders in Nederlandse Aardolie Maatschappij B.V. (NAM). NAM holds a 60% interest in the onshore low-calorific Groningen gas field (the remaining 40% interest is held by EBN, a Dutch government entity). NAM also holds the Schoonebeek oil field, 14 smaller hydrocarbon production licences and two underground gas storage facilities.
Historical production from the Groningen field induces earthquakes, which have led to damage claims, security concerns, and a strengthening operation to make buildings earthquake resistant.
In June 2018, NAM's shareholders and the Dutch government signed a Heads of Agreement (HoA) to, inter alia, reduce, and eventually cease, production from the Groningen field. Under the terms of the HoA, it was agreed that the Dutch government would pass on to NAM costs insofar as the costs corresponded to NAM's liability. Further agreements were signed to implement the HoA.
NAM is working with the Dutch government to fulfil its financial obligations for earthquake costs. These include compensating for damage caused by the earthquakes and paying to strengthen houses where this is required for safety. In 2022, NAM started arbitrations with the Dutch government to have its financial liability determined for the costs the Dutch government has charged to NAM in relation to the strengthening operation and the handling of claims for physical damage to property. The outcomes of these arbitrations are expected in 2026.
On the instructions of the Dutch government, production at the Groningen field ceased on October 1, 2023, and a law was passed to shut down the field permanently from April 19, 2024. On May 1, 2025, the sale of NAM Offshore B.V., the entity holding OneGas East, NAM's offshore asset in the Dutch North Sea, to Tenaz Energy was completed.

See Note 32 NAM (Groningen gas field) litigation in the "Consolidated Financial Statements" on page 287.

Norway
Shell holds participating interests in 11 production licences on the Norwegian continental shelf and is the operator of three of these. In 2025, Shell was awarded one new licence and relinquished five. Shell has participating interests in two producing gas fields in Norway: Shell-operated Ormen Lange (Shell interest 17.8%) and Equinor-operated Troll (Shell interest 8.19%). At Ormen Lange, the Phase 3 sub-sea compression project was completed and delivered first gas in June 2025. It is expected to increase recovery from 75% to 85% without increasing offshore emissions, using hydropower as its energy source.
Shell also holds a 10% participating interest in the Irpa gas discovery, operated by Equinor, which is under development. We operate two licences that are being decommissioned: Knarr and Gaupe.
In addition, Shell is the technical service provider for the Nyhamna gas facility, operated by Gassco, which processes and exports gas from several Norwegian fields.
UK
In July 2024, Shell signed an agreement with RockRose Energy Limited, a subsidiary of Viaro Energy, to divest its equity stake in 11 gas fields and one exploration prospect in the UK Southern North Sea and the onshore gas processing terminal in Bacton, England. However, in January 2026, Shell, ExxonMobil and Viaro Energy mutually agreed not to proceed with the transaction given that the completion conditions were not met. Shell and ExxonMobil will continue to own the assets, with Shell as operator.
Production from the Shell Penguins Field was restarted in February 2025 from a new, modernised FPSO facility (Shell interest prior to completion of the Adura transaction 50%).
The Victory Field (Shell interest prior to completion of the Adura transaction 100%), a subsea tieback to the Total-operated Greater Laggan Area facilities, produced first gas in September 2025, well ahead of the July 2026 planned start-up, enabled by strong drilling and offshore execution.

54	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value | Upstream continued
Significant progress has also been made on the Jackdaw project (Shell interest prior to completion of the Adura transaction 100%) in the North Sea and it is expected, subject to regulatory approval, to become operational in the fourth quarter of 2026. Following the Court of Session (Outer House) ruling in Scotland that work on the project could continue while new consents are being sought, work has proceeded and the topsides were safely towed out from Norway and installed on the Jackdaw jacket in October 2025. In September 2025, Shell submitted its Scope 3 assessment for the Jackdaw Field as part of the process to re-establish production consent for the project.
On November 28, 2025, the English High Court dismissed Oceana UK's judicial review challenge to the award of tranche three of the 33rd licensing round awards (including two licences awarded to Shell in the Mid-North Sea High area). Shell's 33rd round licences were transferred to Adura on December 1, 2025.
In July 2023, the UK government announced that the Acorn carbon capture, utilisation and storage project (Shell interest 30%) had been selected as one of two clusters to enter Track 2 of the UK's cluster sequencing process for carbon capture and storage (CCS). In June 2025, as part of the comprehensive Spending Review process, the UK government announced development funding to advance the Acorn carbon capture, utilisation and storage project towards an FID. The project is in discussions with the UK government to unlock this funding. In the meantime, short-term funding has been provided by the Scottish government.
The Offshore Petroleum Regulator for Environment and Decommissioning (OPRED) continues to assess the Brent field decommissioning programme for the Brent gravity-based substructures and has asked its Science and Technology Advisory Council (STAC) to conduct a short, focused review of the scientific and engineering evidence that underpins the Brent decommissioning programme recommendations. The next steps on the Brent decommissioning programme will be subject to the outcome of the STAC review.
Decommissioning of the Heather Alpha platform continued in 2025. The Heather Alpha platform topsides were safely removed and taken onshore for recycling in August 2025. Continued activity on the subsea well plug and abandonment campaign continued into 2025, specifically on Curlew, Pierce and Kingfisher, noting that Shell's interest in Pierce has transferred to Adura.
On December 1, 2025, Shell and Equinor ASA completed the combination of their UK offshore oil and gas assets and expertise to form an incorporated joint venture, Adura Energy Limited. Adura (Shell interest 50% and Equinor interest 50%) is based in Aberdeen, Scotland. The joint venture includes Equinor's former equity interests in Mariner, Rosebank and Buzzard; and Shell's former equity interests in Shearwater, Jackdaw, Penguins, Gannet, Nelson, Pierce, Victory, Clair and Schiehallion. A range of exploration licences are also part of the transaction. Excluded from the transaction are: Shell's interests in the Howe field; the SEGAL gas transportation system; those fields and facilities that have already ceased production; its equity stake in 11 gas fields and one exploration prospect in the UK Southern North Sea; and the onshore gas processing terminal in Bacton, England. In addition to these retained interests, decommissioning activities in all fields in the UK Continental Shelf are continuing, most of which are pursuant to the relevant Decommissioning Security Agreements.
Rest of Europe
Shell also has interests in Albania in Block 2/3. Shell issued a notice of non-commerciality of the Block 2/3 Discovery Area in 2025 to the Government of Albania.
Asia (including the Middle East)
Brunei
Shell and the Brunei government are 50:50 shareholders in Brunei Shell Petroleum Company Sendirian Berhad (BSP). BSP has long-term onshore and offshore oil and gas concession rights and sells most of its gas production to Brunei LNG Sendirian Berhad, with the remainder sold in the domestic market.
In addition to our interest in BSP, we have a non-operated 35% interest in the offshore Block B concession, which is operated by Hibiscus Petroleum. The gas and condensate are produced from the Maharajalela Jamalulalam field.
We operate the deep-water Block CA1 (Shell interest 86.95%) in which the Jagus East field is located and which forms part of the unitised GKGJE field under a PSC. As referred to in the Malaysia section, the unitised GKGJE field is operated by Shell Malaysia.
In December 2025, we relinquished our 20% non-operated interest in the deep-water block CA2.

See "Integrated Gas" on pages 45-51.

Iraq
Shell has a 44% interest in the Basrah Gas Company, which gathers, treats and processes associated gas that was previously flared from the Rumaila, West Qurna 1 and Zubair fields. Processed gas and associated products, such as condensate and LPG, are sold to the domestic and international markets.
Kazakhstan
Shell is the joint operator with ENI S.p.A. of the onshore Karachaganak oil and condensate field (Shell interest 29.3%) in north-west Kazakhstan which covers more than 280 square kilometres. One of the shareholders in Karachaganak is Lukoil (13.5% interest). We continue to manage our interest in compliance with international sanctions on Russia.
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
We have several matters in dispute involving non-operated ventures and the Republic of Kazakhstan, including court proceedings in respect of a sulphur permitting outcome and two arbitrations under the applicable production-sharing agreements. While we and the non-operated ventures have consistently upheld our commitment to legal compliance, adherence to all applicable laws, regulations, and production-sharing agreements, and we are actively defending our position in these proceedings, there remains a high degree of uncertainty regarding the outcomes, as well as the potential effects on future operations, earnings, cash flows and Shell's financial condition.

See Note 32 to the "Consolidated Financial Statements" on pages 286-288.

55	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value | Upstream continued
Kuwait
Shell Kuwait Exploration and Production B.V. (Shell interest 100%) holds three enhanced technical service agreements (ETSA) with Kuwait Oil Company. The ETSA Jurassic Gas, the ETSA Heavy Oil and ETSA Conventional Oil all run to 2029.
Malaysia
Shell explores for and produces oil and gas off the coast of Sabah and Sarawak under 20 PSCs, in which our interests range from 20% to 92.5%.
Offshore Sabah
We operate two producing oil fields: the Malikai deep-water field (Shell interest 35%) in the Block G PSC, and the unitised Gumusut-Kakap Geronggong-Jagus East (GKGJE) field in the Block J PSC which straddles the Malaysia–Brunei border (Shell interest 37.89%).
We hold a 50% operated participating interest in the exploration phase Block 2W, Block X, Block ND6 and Block ND7 PSCs. Our exploration activities in Block ND6 and Block ND7 PSCs were suspended in 2005 because of Malaysia's border disputes with Indonesia.
Our non-operated portfolio includes two producing fields: the unitised Siakap North-Petai deep-water field in Block G PSC (Shell interest 21%) and the Kebabangan Cluster PSC (Shell interest 30%), along with the Ubah Cluster PSC (Shell interest 35%), currently in the pre-development stage. We also hold interests in exploration phase Block SB 2K, Block N and Block 2V PSCs, which range from 25.1% to 40%.
Offshore Sarawak
We are the operator of four PSCs producing gas and oil, holding interests ranging from 30% to 75% under the MLNG, SK308, SK408 and SK318 PSCs. Nearly all the gas produced offshore Sarawak is supplied to Malaysia LNG (MLNG) and to the Shell MDS gas-to-liquids plant in Bintulu. We also continue to explore in the MLNG PSC.
The SK318 PSC contains the Timi field (Shell interest 75%), the unitised Rosmari field (Shell interest 68%) and the unitised Marjoram field (Shell interest 72%). Rosmari–Marjoram is a natural gas project currently under development, situated around 220 kilometres off the coast of Bintulu, comprising a remotely operated offshore platform and onshore gas plant. The production facilities for these fields will mainly be powered by renewable energy from solar power offshore and hydroelectric power onshore.
We hold participating interests ranging from 45% to 92.5% in the exploration Block SK437, Blocks SK439/440, Block 3B and Block 5E PSCs.
In our non-operated portfolio, we hold a 20% interest in the Pegaga field under the SK320 PSC and a 30% interest in the Jerun, Larak and Bakong fields which are part of the SK408 PSC.

See "Integrated Gas" on pages 45-51.

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

See "Integrated Gas" on pages 45-51.

Syria
Shell holds a 65% interest in Syria Shell Petroleum Development B.V. (SSPD), a joint venture between Shell and the China National Petroleum Corporation. SSPD holds a 31.25% interest in Al Furat Petroleum Company, a Syrian joint stock company whose role was to perform petroleum operations. Shell also holds a 70% interest in two exploration licences via Shell South Syria Exploration B.V. In December 2011, in compliance with international sanctions on Syria, including European Council Decision 2011/782/CFSP, Shell suspended all exploration and production activities in Syria and its participation in and/or support for activities related to Al Furat Petroleum Company. In the first half of 2025, most US sanctions in relation to Syria were revoked but all activities remain suspended. Syria is still classified by the USA as a State Sponsor of Terrorism (SST), there are still significant Syria-related designations, and some export controls remain. SSPD continued to fulfil minimum contractual obligations towards the Syrian finance and labour ministries, in compliance with applicable trade control laws. [A]
[A]In 2025, as part of the minimum contractual obligations, payments for taxes related to salary and social security amounted to $282. In addition, in 2025, in compliance with applicable sanctions on Syria, we reimbursed three employees for visas and for renewal of passports of family members paid to the Syrian Embassy in Kuwait, totalling $1,049.44.
Rest of Middle East and Asia
Shell has certain interests in the United Arab Emirates including a 15% shareholding in the Abu Dhabi Gas Industries Limited ("ADNOC Gas Processing") operating joint venture, which is a key supplier of natural gas in the country.
Africa
Nigeria
In 2025, Shell held a number of interests in onshore and offshore oil exploration and production assets in Nigeria.
Onshore
In March 2025, Shell completed the sale of The Shell Petroleum Development Company of Nigeria Limited (SPDC) to Renaissance. As part of the transaction and ongoing business arrangements, Shell provided loan facilities for amounts of up to $2.5 billion. More recently, in December 2025 and January 2026, Shell's share of these loan facilities has been reduced by $1 billion through a loan syndication. Shell will continue to support Renaissance in the development of its gas reserves and performance of the export feedgas business.
Offshore
Our main offshore activities are carried out by our wholly owned subsidiary Shell Nigeria Exploration and Production Company Limited (SNEPCo). SNEPCo has interests in three deep-water blocks that are under PSC terms: the producing assets Bonga (OML 118) and Erha (OML 133), and the non-producing asset Bolia Chota (OML 135). SNEPCo operates OML 118 (Shell interest 65%), including the Bonga field FPSO vessel. SNEPCo also operates OML 135 (Shell interest 55%), encompassing the Bolia and Doro fields. SNEPCo has a 43.8% non-operated interest in OML 133 (including the Erha FPSO). In addition, SNEPCo holds a 40% interest in a non-producing shallow-water lease (OML 144) that is held in a joint venture with Sunlink Energies.
In May 2025, we announced the acquisition of an additional interest in the OML 118 PSC, subject to conditions. We completed this agreement in November 2025 and increased our interest in the OML 118 PSC from 55% to 65%.
In October 2025, we announced an FID on the HI gas project under OML 144, following the conclusion of a gas supply agreement with Nigeria LNG Ltd (NLNG). Under this agreement, gas produced from the HI field will be supplied to NLNG.
During 2025, SNEPCo held a 50% interest in OPL 245. On March 4, 2026, this licence was converted under Nigeria’s Petroleum Industry Act (2021) into two development leases (PML 102 and PML 103) and

56	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value | Upstream continued
two exploration licenses (PPL 2011 and PPL 2012), held by SNEPCo (35%), Nigeria Agip Exploration (35%) and Nigerian National Petroleum Company Limited (NNPCL) (30%). In addition, SNEPCo was awarded a 50% interest in a PSC with NNPCL in respect of NNPCL’s 30% interest in these licences and leases.

See Note 32 to the "Consolidated Financial Statements" on pages 286-288 for more information about OPL 245.

Business update
Security issues, sabotage and crude oil theft in the Niger Delta have posed significant challenges to our onshore operations. In March 2025, we completed the sale of SPDC, which has reduced our exposure to risks associated with onshore operations.
Notwithstanding the above, in our remaining business activities in Nigeria, we continue to face various risks and adverse conditions that could have a significant adverse effect on our operational performance, earnings, cash flows and financial condition.

See "Environment" on pages 135-137.

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
Rest of Africa
Shell also has interests in Algeria, Namibia, São Tomé and Príncipe, South Africa and Tunisia.
In 2021, Shell announced plans to hand back upstream assets associated with the Miskar and Hasdrubal concessions to the government of Tunisia. In June 2022, Shell handed back the Miskar concession upon its expiry. Shell is in the process of terminating its activities in Tunisia, including relinquishing the Hasdrubal concession.
North America
USA
The majority of our oil and gas interests in the USA comprise leases for federal offshore blocks in the deep waters of the Gulf of America. Such leases usually have a fixed primary term and, once production is established, remain in effect through continued production, subject to compliance with the relevant terms and provisions (including applicable laws and regulations).
Gulf of America
Shell's major production area in the USA is the Gulf of America (GoA). We have a total of 285 active federal offshore leases where Shell is the operator, and 29 active federal offshore leases where Shell has a non-operated interest.
We are the operator of 10 production hubs: Mars (Shell interests 33.7% to 100%), Olympus (Shell interests 71.5% to 100%), Auger (Shell interests 27.5% to 100%), Perdido (Shell interests 32.5% to 40%), Ursa (Shell interests 50% to 100%), Enchilada/Salsa (Shell interests 37.5% to 75%), Appomattox (Shell interests 79% to 100%), Vito (Shell interest 63.1%), Stones (Shell interest 100%) and Whale
(Shell interest 58.5%). We also have an interest in the West Delta 143 offshore processing facilities (Shell interest 71.5%).
We continue to produce from the Coulomb field (Shell interest 100%), which ties into the Na Kika platform (Shell interest 50%) and which is co-owned and operated by BP Exploration and Production Inc.
We continued exploration, development and decommissioning activities in the GoA in 2025.
In January 2025, we began production at the Shell-operated Whale stand-alone host (Shell interest 58.5%). Whale is expected to produce up to 117,000 boe/d at peak rates in 2026.
In April 2025, we began production at Dover (Shell interest 100%), the second subsea tieback to the Shell-operated Appomattox production hub (Shell interest 79%). Dover is expected to produce up to 14,000 boe/d at peak rates in 2027.
In May 2025, we continued to build our GoA portfolio through inorganic growth, acquiring an additional 15.96% working interest in the Ursa platform/field (Shell interest now 61.35%).
In December 2025, an FID was taken on a "waterflood" project at the Kaikias field (Ursa platform) where water will be injected to displace additional oil. This process is due to begin in 2028 and is expected to extend the production life of the Ursa facility by several years.
Rest of North America
Shell also has deep-water licences and one shallow-water licence in Mexico, and we are in the process of relinquishing them to the government of Mexico.
South America
Argentina
Shell has interests in the onshore Vaca Muerta Basin in the Neuquén Province. We are the operator of the following areas: Cruz de Lorena, Sierras Blancas, Coiron Amargo Sur Oeste (Shell interest 90% in each) and Bajada de Añelo (Shell interest 50%). We have non-operated interests in the areas: Rincon La Ceniza and La Escalonada (Shell interest 45% in each), both operated by Vaca Muerta Investments SAU, and in Bandurria Sur (Shell interest 30%), operated by YPF S.A. Shell has a participating interest in the oil pipeline connecting Sierras Blancas and the regional distribution network and is the administrator in the joint property agreement that regulates its operation (Shell interest 60%). Shell also has a participating interest in the oil pipeline in the northern area of the basin, which connects to the Pacific Evacuation Route (Shell interest 13.3%), operated by YPF S.A., and a participating interest in VMOS S.A. whose main purpose is the construction of a 437 km pipeline to export unconventional crude oil production from Vaca Muerta to the Atlantic coast (Shell interest 8.2%).
In the north-western Argentina basin, we have a non-operated interest in the onshore Acambuco area (Shell interest 22.5%), operated by Pan American Energy.
We are also the operator of two frontier exploration blocks offshore Argentina, CAN107 and CAN109 (Shell interest 60% in each). In 2025, we relinquished a non-operated interest in an adjacent block, CAN100 (Shell interest 30%), operated by Equinor.

57	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value | Upstream continued

Delivering in the Gulf of America

In the Gulf of America (GoA), Shell is a leading producer and operates 10 production hubs — making it a heartland for our deep-water operations. With decades of experience, we are leveraging our significant geological and technical expertise to deliver energy profitably and at lower costs, while reducing emissions.
Operational excellence
In 2023, our operations began a transformation to help deliver Shell's strategy to deliver more value with less emissions. This transformation journey is built on a foundation of safety and with a focus on performance, discipline and simplification.
In 2022, our asset controllable availability in the GoA was 87% and rose to 91% in 2024. Our 2024 production was 343 kboe/d, supported by over 96% controllable reliability for the second consecutive year. We also completed major turnarounds at Auger and Enchilada Salsa ahead of schedule, minimising downtime and maximising output. In 2025, asset controllable availability remained high at 88% and our production in the year was 377 kboe/d with 94% controllable reliability. We completed turnarounds at our Vito, Ursa, and Mars assets.
This performance is the result of plans tailored to each asset's life cycle -- whether late-life, mature or a newer, lower-cost host like Vito (Shell interest 63.1%) and Whale (Shell interest 58.5%), which exemplifies operational prowess. Starting production in January 2025, Whale was designed for nameplate output of 100,000 boe/d and reached this capacity within less than half the planned time. We now expect peak production to be 117,000 boe/d in 2026 [A].
Technology and innovation
We power our activities by advanced technologies and innovation, helping to reduce costs and accelerate timelines. By using existing infrastructure for tiebacks and infill drilling, we have optimised resource utilisation. For example, in April 2025, we began production at Dover (Shell interest 100%), the second subsea tieback to our operated Appomattox hub (Shell interest 79%). Dover is expected to produce up to 14,000 boe/d at peak rates.

Digitalisation plays a critical role. Remotely connected platforms enable real-time data collection and live-streamed equipment inspections, reducing offshore travel and cutting maintenance costs — most of Whale's operations are managed from New Orleans, which is about 600 kilometres away from the platform.
Enhanced recovery techniques, such as water flooding and gas lift, have also been employed to help improve efficiency. In December 2025, a final investment decision was taken on a waterflood project at the Kaikias field for the Ursa platform (Shell interest 61.35%). Here, water will be injected to displace additional oil. This is due to begin in 2028 and is expected to extend Ursa's production life cycle by several years.
Our people
Across Shell, people development is a priority. In the GoA, we have upskilled our teams through additional training, such as in AI and data literacy, and safety technology and robotics -- enhancing their operational capability to help us drive performance.
Shell puts a focus on safety first, and in the GoA, as elsewhere, we are using cutting-edge tools -- like robotics for high-risk inspections and managed pressure drilling systems -- to help improve safety.
Our GoA business demonstrates how disciplined execution, operational excellence and technology‑led innovation can deliver strong performance from a mature deep‑water portfolio. Through improved reliability, efficient project delivery and the use of advanced digital and subsurface technologies, we are maximising value from our assets while reducing costs and emissions.
Our focus on safety, people capability and fit‑for‑purpose solutions across the asset life cycle underpins performance, even in challenging operating conditions. This competitiveness positions Shell to close the gap to potential and be best-in-basin, delivering resilient energy today while building long‑term value.
1. Gulf of America deep-water platform, Mars, 2025.
[A]The estimated peak production is 100% total gross figure.

58	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value | Upstream continued
Brazil
Shell operates the Bijupirá and Salema fields (Shell interest 80% in each), which are being decommissioned; the producing fields in BC-10 block (Shell interest 50%) in the Campos Basin; and the Gato do Mato and adjacent Sul de Gato do Mato areas in the Santos Basin (Shell interest 70% [A]), which are subject to an ongoing unitisation process.
In March 2025, Shell announced an FID on Gato do Mato, a deep-water offshore project, which is scheduled to start operations in 2029. The project was renamed Orca after the Declaration of Commerciality.
We also hold interests as operator in 15 exploration blocks in the Santos Basin (Shell interests 70% to 100%), six exploration blocks in the Barreirinhas Basin (Shell interests 50% to 100%), three in the Campos Basin (Shell interests 40% to 100%) and one in the Potiguar Basin (Shell interest 100%).
Our non-operated portfolio consists of eight producing fields in the offshore Santos Basin and one producing area in the offshore Campos Basin:
￮the Sapinhoá field (Shell interest 30%, operated by Petrobras and straddling the BM-S-9 and Entorno de Sapinhoá blocks already unitised and redetermined);
￮the Lapa field (Shell interest 27%[B] in BM-S-9A block, operated by TotalEnergies);
￮the Berbigão and Sururu fields (Shell interest 25% in BM-S-11A block, operated by Petrobras and subject to an ongoing unitisation process);
￮the Atapu field (Shell interest 16.7% and straddling the BM-S-11A and Atapu PSC area already unitised);
￮the Tupi field (Shell interest 22.65%, already unitised and redetermined, in BM-S-11 block and operated by Petrobras). In December 2025, the redetermination of Tupi became effective, resulting in a reduction of our participation interest in the unit from 23.02% to 22.65%;
￮the Iracema field (Shell interest 25% in BM-S-11 block and operated by Petrobras);
￮the Mero field in the Libra PSC area (Shell interest 19.3%, unitised and operated by Petrobras); and
￮the Jubarte area (Shell interest 0.43%, operated by Petrobras) in the Campos Basin. In August 2025, the Jubarte unitisation was approved by the regulator. This comprises an extension into the Argonauta field in BC-10 block.
In addition to the producing assets, we hold interests in 33 non-operated exploration blocks: two in the Santos Basin (Shell interests 20% to 40%, operated by Petrobras); two in the Potiguar Basin (Shell interests 40%, both operated by Petrobras); and 29 blocks in the Pelotas Basin (Shell interests 30%, all operated by Petrobras).
In May 2025, production began at the Alexandre de Gusmão FPSO in the Mero field. This addition brings the total number of FPSOs in Mero to four, alongside an early production system, resulting in a combined installed production capacity of 770,000 b/d (100% total gross figure).
In December 2025, we secured additional equity in Brazil's pre-salt oil projects following an auction led by Pré-Sal Petroléo. Together with Petrobras, we deepened our stake in the Atapu and Mero units, acquiring 26.76% of Atapu Open Acreage (0.95% of the unit) and 20% of Mero Open Acreage (3.5% of the unit). With this acquisition, we will increase our participating interests in the units from 16.663% to 16.917% in Atapu and from 19.3% to 20% in Mero. The increased working interests are expected to take effect from 2027.
[A]In January 2026, Shell increased its interest in Gato do Mato from 50% to 70%, following the completion of a swap agreement with TotalEnergies. In February 2026, Shell agreed to sell a 20% interest to Kuwait Petroleum Exploration Company. Following completion, subject to regulatory approvals, Shell will maintain a 50% interest and will remain the operator.
[B]In January 2026, Shell reduced its interest in the Lapa field from 30% to 27%, following the completion of a swap agreement with TotalEnergies.
Rest of South America
Shell also has interests in Suriname and Uruguay. In Uruguay, Shell holds 100% interests in offshore blocks OFF-2 and OFF-7, and a non-operated 50% equity position in OFF-4.
Trading and supply
Shell markets and trades equity crude oil from its Upstream operations through our main trading offices in the UK, Singapore, the USA, The Bahamas and Canada. We are active in most crude oil markets and, with our global network of supply and distribution activities and shipping and maritime capabilities, we manage and optimise the supply of crude to Shell's refineries and the sale of crude to third-party customers.
Contractual frameworks of oil and gas activities
The conditions of the leases, licences and contracts under which oil and gas interests are held vary from country to country. In almost all cases outside North America, legal agreements are generally granted by, or entered into with, a government, state-owned company, government-run oil and gas company or agency. The exploration risk usually rests with the independent oil and gas company. In North America, these agreements may also be with private parties that own mineral rights. Of these agreements, the following are most relevant to our interests:
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
￮Lease agreements, which are typically used in North America, are usually governed by terms similar to licences. Participants may include governments or private entities. Royalties are paid either in cash or in kind.
￮Production-sharing contracts (PSCs) are entered into with a government, state-owned company or government-run oil and gas company. PSCs generally oblige the independent oil and gas company, as contractor, to provide all the financing and bear the risk of exploration, development and production activities in exchange for a share of the production. Usually, this share consists of a fixed or variable part that is reserved for the recovery of the contractor's cost (cost oil). The remaining production is split with the government, state-owned company or government-run oil and gas company on a fixed or volume-revenue-dependent basis. In some cases, the government, state-owned company or government-run oil and gas company will participate in the rights and obligations of the contractor and will share in the costs of development and production. Such participation can be across the venture or on a field-by-field basis. Additionally, as the price of oil or gas increases above certain pre-determined levels, the independent oil and gas company's entitlement share of production normally decreases, and vice versa. Accordingly, its interest in a project may not be the same as its entitlement.

59	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value | Upstream continued

Gato do Mato, now "Orca", is testament to resilience and discipline

In March 2025, we reached the final investment decision (FID) on the Gato do Mato deep-water project in Brazil's Santos Basin, about 200 kilometres offshore Rio de Janeiro. This marked the culmination of a 15-year effort with a number of challenges faced. What we viewed as a good opportunity to invest in became even better and is testament to the resilience, innovation and initiative of the people involved.
Shell is the largest foreign producer in Brazil, and the country is a cornerstone of our upstream operations. The project is designed to deliver peak production of up to 120,000 b/d, reinforcing our leadership in deep-water development.
Rethinking our approach
The path to taking an FID was far from straightforward. Oil was first discovered in 2010, but initial leases lacked sufficient potential to justify development. Securing an adjacent block through a competitive bid delayed progress for years. When we relaunched the project in 2022 as "Gato do Mato 2.0", global market volatility, driven by the Russia–Ukraine conflict and pandemic-related supply chain disruptions, pushed costs sharply higher. These challenges demanded changes to keep the project viable.
Rather than abandon the opportunity, our team rethought its approach. Working closely with Modec, the contractor responsible for the floating production, storage and offloading (FPSO) unit, we applied lessons from projects like Vito and Whale in the Gulf of America to redesign the development.
This collaboration produced significant results: production capacity is expected to increase by 20%, compared to the previous design, projected overall costs are expected to fall by nearly 16% and the expected topside weight was reduced by 30% as a result of removing unnecessary equipment.

The project, now renamed Orca, incorporates a simplified FPSO design coupled with a streamlined subsea system and well layout strategy that enables optimised volume recovery while providing flexibility for future development. The field development choices made post-recycle reduced costs and accelerated recovery while cutting expected greenhouse gas emissions by 20% compared to the earlier project designs.
Innovation and cost discipline
These improvements reflect our ability to adapt under pressure, combining technical innovation with strict cost discipline to overcome market and operational challenges. The Orca design is not only efficient but also scalable, opening opportunities for future deep-water projects and smaller field developments globally.
In January 2026, we increased our interest in Orca from 50% to 70%, following the completion of a swap agreement with TotalEnergies. In February 2026, we agreed to sell a 20% interest to Kuwait Petroleum Exploration Company. Following completion, subject to regulatory approvals, we will maintain a 50% interest in Orca.
Orca now moves into execution. Shell Brasil operates the project with partners Ecopetrol (30%) and PPSA as the contract manager. The FPSO is set to be built in China and Japan and installed offshore Brazil in 2028. Orca is expected to begin operations in 2029. This achievement underscores how Shell's resilience and disciplined approach turned a complex, delayed project into a viable and forward-looking development.
1. First hull block being placed in the dry dock at Sumitomo Heavy Industries Marine & Engineering Yokosuka.

60	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value

Oil and gas information
This section sets out information about Shell's oil and gas exploration and production activities, which include the extraction of oil, condensates, natural gas liquids, oil sands and natural gas from their natural reservoirs. These activities are undertaken within the Integrated Gas, Upstream and the Chemicals and Products (includes oil sands) segments. They do not represent the full extent of the activities of these segments, and exclude gas-to-liquids (GTL) processing, some liquefied natural gas (LNG) activities, trading and optimisation, and other non-extractive activities.

Proved developed and undeveloped reserves of Shell subsidiaries and Shell share of joint ventures and associates

	Crude oil and natural gas liquids (million barrels)	Synthetic crude oil (million barrels)	Natural gas (thousand million scf)	Total (million boe)
Shell subsidiaries
At January 1, 2025	3,526	741	22,558	8,156
Increase/(decrease) in 2025:
Revisions and reclassifications	242	—	1,515	504
Improved recovery	16	—	—	16
Extensions and discoveries	44	—	755	174
Purchases and sales of minerals in place [C]	(193)	(725)	(2,113)	(1,282)
Total before taking production into account	109	(725)	157	(588)
Production [A]	(518)	(16)	(2,590)	(981)
Total	(409)	(741)	(2,433)	(1,569)
At December 31, 2025	3,117	—	20,125	6,587
Shell share of joint ventures and associates
At January 1, 2025	363	—	6,384	1,464
Increase/(decrease) in 2025:
Revisions and reclassifications	37	—	251	80
Improved recovery	—	—	—	—
Extensions and discoveries	—	—	13	2
Purchases and sales of minerals in place [C]	56	—	131	79
Total before taking production into account	93	—	395	161
Production [B]	(27)	—	(363)	(89)
Total	66	—	32	72
At December 31, 2025	429	—	6,416	1,536
Totals
At January 1, 2025	3,889	741	28,942	9,620
Increase/(decrease) before taking production into account	202	(725)	552	(427)
Production	(545)	(16)	(2,953)	(1,070)
Total increase/(decrease)	(343)	(741)	(2,401)	(1,497)
At December 31, 2025	3,546	—	26,541	8,123
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31, 2025	—	—	—	—
[A]Includes 44 million boe consumed in operations (natural gas: 249 thousand million scf; synthetic crude oil: 1 million barrels).
[B]Includes 4 million boe consumed in operations (natural gas: 26 thousand million scf).
[C]Includes the divestment of The Shell Petroleum Development Company of Nigeria Limited (SPDC), and the swap of Shell's remaining mining interest and associated synthetic crude oil reserves in the Canadian oil sands for an additional 10% interest (20% in total) in the Scotford upgrader and Quest CCS facility. Also includes the volumes movement from subsidiaries to joint ventures and associates due to formation of the Adura joint venture.

61	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value | Oil and gas information continued
Proved reserves
Before taking production into account, our proved reserves decreased by 427 million boe in 2025. This consisted of a decrease of 588 million boe from Shell subsidiaries and an increase of 161 million boe from the Shell share of joint ventures and associates. After taking production into account, our proved reserves decreased by 1,497 million boe in 2025 to 8,123 million boe at December 31, 2025.
Shell subsidiaries
Before taking production into account, Shell subsidiaries' proved reserves decreased by 588 million boe in 2025. This consisted of a decrease of 725 million barrels of synthetic crude oil, an increase of 109 million barrels of crude oil and natural gas liquids, and an increase of 28 million boe (157 thousand million scf) of natural gas. The 588 million boe decrease comprised a net decrease of 1,282 million boe related to purchases and sales of minerals in place, a net increase of 504 million boe from revisions and reclassifications, an increase of 174 million boe from extensions and discoveries, and an increase of 16 million boe from improved recovery.
After taking into account production of 981 million boe (of which 44 million boe were consumed in operations), Shell subsidiaries' proved reserves decreased by 1,569 million boe in 2025 to 6,587 million boe. In 2025, Shell subsidiaries' proved developed reserves (PD) decreased by 1,249 million boe to 5,097 million boe and proved undeveloped reserves (PUD) decreased by 320 million boe to 1,490 million boe.
Shell share of joint ventures and associates
Before taking production into account, the Shell share of joint ventures and associates' proved reserves increased by 161 million boe in 2025. This consisted of an increase of 93 million barrels of crude oil and natural gas liquids, and an increase of 68 million boe (395 thousand million scf) of natural gas. The 161 million boe increase comprised a net increase of 80 million boe from revisions and reclassifications, a net increase of 79 million boe related to purchases and sales in place and an increase of 2 million boe from extensions and discoveries.
After taking into account production of 89 million boe (of which 4 million boe were consumed in operations), the Shell share of joint ventures and associates' proved reserves increased by 72 million boe to 1,536 million boe at December 31, 2025.
The Shell share of joint ventures and associates' PD increased by 40 million boe to 557 million boe, and PUD increased by 32 million boe to 979 million boe.

See "Supplementary information - oil and gas (unaudited)" on pages 291-309 for more information about proved oil and gas reserves of Shell subsidiaries and the Shell share of the proved oil and gas reserves of joint ventures and associates.

Proved undeveloped reserves
In 2025, Shell subsidiaries' and the Shell share of joint ventures and associates' PUD decreased by 288 million boe to 2,469 million boe. There were decreases of 357 million boe as a result of maturation to PD (mainly 100 million boe in Whale (USA), 59 million boe in Mero (Brazil), 37 million boe in Ormen Lange (Norway), and 161 million boe spread across other fields); a net decrease of 169 million boe as a result of purchases and sales of minerals in place (mainly a decrease of 163 million boe due to divestment of SPDC in Nigeria, a decrease of 38 million boe due to movement of Shell-UK fields to the Adura joint venture which was partly offset by an increase of 19 million boe following the formation of the Adura joint venture, and an increase of 13 million boe spread across other fields); an increase of 62 million boe due to de-maturation of PD to PUD; an increase of 176 million boe due to extensions and discoveries (mainly 85 million boe in Geryon (Australia) and 91 million boe spread across other fields); an increase of 16 million boe due to improved recovery; and a net decrease of 16 million boe due to revisions and reclassifications.
In addition to the maturation of 357 million boe from PUD to PD, 68 million boe were matured to PD as through PUD as a result of project execution during the year.
PUD held for five years or more (PUD5+) on December 31, 2025, amounted to 40 million boe, a decrease of 98 million boe compared with the end of 2024. The decrease in PUD5+ during 2025 was driven mainly by the divestment of SPDC (Nigeria).
The fields with the largest PUD5+ on December 31, 2025 were Kashagan (Kazakhstan), Clair (UK), Tupi (Brazil) and Atapu (Brazil). These PUD5+ remain undeveloped because of third-party gas plant delays (Kazakhstan), rig constraints (UK) and constraints related to export pipeline commissioning and drilling constraints due to development phasing (Brazil).
During 2025, we spent $9.6 billion on development activities related to PUD maturation.
Delivery commitments
We sell crude oil and natural gas from our producing operations under a variety of contractual obligations. Most contracts generally commit us to sell quantities based on production from specified properties, although some natural gas sales contracts specify delivery of fixed and determinable quantities, as discussed below.
In the past three years, we met our contractual delivery commitments, with the notable exception of Malaysia (in 2023) [A]. In the period 2026-2028, we are contractually committed to deliver to third parties, joint ventures and associates a total of some 4,395 billion scf of natural gas from our subsidiaries, joint ventures and associates. The sales contracts contain a mixture of fixed and variable pricing formulae that are generally referenced to the prevailing market price for crude oil, natural gas or other petroleum products at the time of delivery.
In the period 2026-2028, we expect to meet our delivery commitments with an estimated 70% coming from PD, 5% through the delivery of gas that becomes available to us from paying royalties in cash, and 25% from the development of PUD and other new projects and purchases.
[A] See the Form 20-F (page 54) for the year ended December 31, 2023, as filed with the SEC.

62	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value | Oil and gas information continued

Summary of proved oil and gas reserves of Shell subsidiaries and Shell share of joint ventures and associates (at December 31, 2025)

Based on average prices for 2025
	Crude oil and natural gas liquids (million barrels)	Natural gas (thousand million scf)	Synthetic crude oil (million barrels)	Total (million boe) [A]
Proved developed
Europe	75	2,127	—	442
Asia	1,266	9,006	—	2,819
Oceania	35	4,290	—	775
Africa	93	113	—	113
North America	—	—	—	—
USA	330	370	—	393
Canada	1	250	—	44
South America	896	996	—	1,068
Total proved developed	2,696	17,152	—	5,654
Proved undeveloped
Europe	10	171	—	40
Asia	412	5,129	—	1,296
Oceania	31	1,999	—	375
Africa	75	91	—	91
North America	—	—	—	—
USA	76	68	—	88
Canada	—	—	—	—
South America	246	1,931	—	579
Total proved undeveloped	850	9,389	—	2,469
Total proved developed and undeveloped
Europe	85	2,298	—	482
Asia	1,678	14,135	—	4,115
Oceania	66	6,289	—	1,150
Africa	168	204	—	204
North America	—	—	—	—
USA	406	438	—	481
Canada	1	250	—	44
South America	1,142	2,927	—	1,647
Total	3,546	26,541	—	8,123
Reserves attributable to non-controlling interest in Shell subsidiaries	—	—	—	—
[A]Natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel.

63	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value | Oil and gas information continued
Exploration
Shell continues to explore for and mature hydrocarbons across our Integrated Gas and Upstream businesses. Exploration may result in discoveries of oil and gas that we can develop, helping maintain energy security and contributing to our strategy.
We use our integrated exploration, development, and project, commercial and technical expertise to mature these opportunities and actively manage technical and non-technical risks. We benchmark our projects internally and externally to improve the competitiveness of our proposals and seek to actively manage the risks during implementation. We assess the maturation progress of our various opportunities and perform post-investment reviews to extract learnings for implementation in future opportunities and to strengthen delivery predictability.
In 2025, hydrocarbons were found in the UK, Oman and Gulf of America.
Key exploration portfolio developments
UK
We relinquished two operated licences (Shell interests 55.5% and 100%) and also one operated block (Shell interest 100%). Following the completion of the combination of Shell and Equinor's UK offshore oil and gas assets into the Adura joint venture on December 1, 2025, all Shell UK working interests in exploration licences will be reduced by 50%.
Gulf of America
We farmed into four non-operated licences in the Walker Ridge area (Shell interests 22.5%). We also acquired 14 operated leases (Shell interest 51% in each) as part of an interest transfer involving 19 leases already held and three acquired (Shell interest 51%, operator). Additionally, we acquired one operated lease (Shell interest 75%) and three non-operated (Shell interests 30.6%).
We relinquished 28 operated leases (Shell interests 35% to 100%) and 35 non-operated leases (Shell interests 25% to 50%).
Brazil
We acquired four blocks in the Santos Basin in the OPC5 Bid Round (Shell interest 100%, operator).
Other
In Bulgaria, we signed a Prospecting and Exploration Agreement with the Bulgarian government for an offshore licence in the Western Black Sea (Shell interest 100%).
In Norway, the government ratified one operated licence (Shell interest 30%). We also relinquished four non-operated licences (Shell interests 20% to 40%) and one operated licence (Shell interest 40%).
In São Tomé and Príncipe, we farmed out 55% of our interest in one operated block and our remaining interest is 30%.
In Argentina, we relinquished one non-operated licence (Shell interest 30%).
In Suriname, we farmed out 20% of our interest in one operated block and our remaining interest is 40%.

See "Supplementary information - oil and gas (unaudited)" on pages 291-309.

Location of oil and gas exploration and production activities

Location of oil and gas exploration and production activities [A] (at December 31, 2025)

	Exploration	Development and/or Production	Shell operator [B]
Europe
Albania [C]	●		●
Bulgaria	●		●
Cyprus		●
Germany		●
Italy		●
Netherlands		●	●
Norway	●	●	●
UK	●	●	●
Asia
Brunei	●	●	●
China		●	●
Kazakhstan		●
Malaysia	●	●	●
Oman	●	●	●
Qatar		●	●
Oceania
Australia	●	●	●
Africa
Egypt	●	●	●
Namibia	●		●
Nigeria	●	●	●
São Tomé and Príncipe	●		●
South Africa	●		●
Tanzania	●	●	●
North America
Barbados	●
Canada	●	●	●
Mexico	●		●
USA	●	●	●
South America
Argentina	●	●	●
Bolivia		●
Brazil	●	●	●
Suriname	●		●
Trinidad and Tobago	●	●	●
Uruguay	●		●
Venezuela [D]		●	●
[A]Includes joint ventures and associates. Where a joint venture or an associate has properties outside its base country, those properties are not shown in this table.
[B]In several countries where "Shell operator" is indicated, Shell is the operator of some but not all exploration and/or production ventures.
[C]Shell issued a notice of non-commerciality in 2025 to the government of Albania.
[D]Our previous Office of Foreign Assets Control (OFAC) licence was withdrawn in 2025 in line with US policy at the time, meaning that we have been unable to undertake any activities related to our Venezuela interest since then. In mid-February 2026, the USA issued several general licences that authorise various activities in Venezuela, including one that allows certain companies to engage in oil and gas operations in Venezuela and produce from its reserves. We are currently reviewing these general licences to understand how they impact our activities.

64	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value | Oil and gas information continued
Oil and gas production available for sale

Crude oil and natural gas liquids [A]

					Thousand barrels
	2025		2024		2023
	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates
Europe
Italy	7,707	—	8,551	—	8,373	—
UK	24,583	1,477	22,910	—	23,458	—
Other [B]	3,082	439	2,730	526	2,493	524
Total Europe	35,372	1,916	34,191	526	34,324	524
Asia
Brunei	1,274	17,547	1,148	15,987	1,271	14,395
Kazakhstan	39,783	—	37,744	—	38,765	—
Malaysia	11,680	—	11,763	—	12,630	—
Oman	89,228	—	86,235	—	82,849	—
Other [B]	24,741	7,287	24,068	7,392	25,240	7,443
Total Asia	166,706	24,834	160,958	23,379	160,755	21,838
Oceania
Australia	10,740	—	12,775	—	10,370	—
Total Oceania	10,740	—	12,775	—	10,370	—
Africa
Nigeria	24,424	—	39,758	—	37,137	—
Other [B]	972	—	978	—	1,084	—
Total Africa	25,396	—	40,736	—	38,221	—
North America
USA	117,417	—	108,090	—	112,912	—
Canada	568	—	538	—	597	—
Total North America	117,985	—	108,628	—	113,509	—
South America
Argentina	15,482	—	15,610	—	12,152	627
Brazil	145,788	—	133,355	—	136,825	—
Other [B]	946	—	1,240	—	1,425	—
Total South America	162,216	—	150,205	—	150,402	627
Total	518,415	26,750	507,493	23,905	507,581	22,989
[A]Reflects 100% of production of subsidiaries except in respect of production-sharing contracts (PSCs), where the figures shown represent the entitlement of the subsidiaries concerned under those contracts.
[B]Comprises countries where production was lower than 10,100 thousand barrels or where specific disclosures are prohibited.

Synthetic crude oil

	Thousand barrels
	2025	2024	2023
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America - Canada	15,182	18,548	19,102

65	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value | Oil and gas information continued

Natural gas [A]

	Million standard cubic feet
	2025		2024		2023
	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates
Europe
Netherlands	—	26,757	—	37,601	—	55,351
Norway	173,302	—	176,629	—	150,318	—
UK	74,893	4,948	61,098	—	70,585	—
Other [B]	35,382	—	36,570		38,774	—
Total Europe	283,577	31,705	274,297	37,601	259,677	55,351
Asia
Brunei	12,571	145,497	15,276	144,410	13,531	136,684
China	30,127	—	39,592	—	48,170	—
Kazakhstan	73,822	—	75,668	—	75,521	—
Malaysia	197,532	—	219,485	—	173,638	—
Oman	87,883	—	83,520	—	55,675	—
Other [B]	361,487	117,726	354,653	118,375	369,125	118,252
Total Asia	763,422	263,223	788,194	262,785	735,660	254,936
Oceania
Australia	690,675	41,955	736,482	39,281	700,248	29,773
Total Oceania	690,675	41,955	736,482	39,281	700,248	29,773
Africa
Egypt	45,766	—	27,737	—	21,434	—
Nigeria	24,434	—	129,533	—	96,967	—
Other [B]	1,192	—	3,022	—	3,423	—
Total Africa	71,392	—	160,292	—	121,824	—
North America
USA	117,267	—	100,971	—	104,079	—
Canada	158,925	—	152,576	—	137,660	—
Total North America	276,192	—	253,547	—	241,739	—
South America
Bolivia	28,958	—	33,453	—	35,432	—
Brazil	72,099	—	66,534	—	71,162	—
Trinidad and Tobago	135,334	—	159,937	—	199,877	—
Other [B]	19,812	—	17,942	—	14,204	857
Total South America	256,203	—	277,866	—	320,675	857
Total	2,341,461	336,883	2,490,678	339,667	2,379,823	340,917
[A]Reflects 100% of production of subsidiaries except in respect of PSCs, where the figures shown represent the entitlement of the subsidiaries concerned under those contracts.
[B]Comprises countries where production was lower than 41,795 million scf or where specific disclosures are prohibited.

66	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value | Oil and gas information continued
Average realised price by geographical area

Crude oil and natural gas liquids

						$/barrel
	2025		2024		2023
	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates
Europe	64.83	65.29	70.82	76.61	77.19	79.10
Asia	66.70	69.10	76.13	79.77	76.57	82.24
Oceania	56.76	—	63.98	—	58.31	—
Africa	71.73	—	79.63	—	84.33	—
North America - USA	62.94	—	74.07	—	75.07	—
North America - Canada	31.56	—	38.52	—	46.45	—
South America	60.49	—	71.85	—	71.93	67.98
Total	63.83	69.04	74.04	79.70	75.12	81.75

Synthetic crude oil

			$/barrel
	2025	2024	2023
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America - Canada	58.66	68.35	69.26

Natural gas

	$/thousand scf
	2025		2024		2023
	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates
Europe	12.76	9.34	12.76	9.63	17.47	18.89
Asia	2.45	6.57	2.62	7.23	2.84	7.60
Oceania	9.33	5.65	10.47	6.40	11.05	6.23
Africa	9.27	—	3.02	—	3.25	—
North America - USA	4.20	—	3.50	—	3.74	—
North America - Canada	1.40	—	1.19	—	2.25	—
South America	3.75	—	4.13	—	5.10	3.69
Total	6.29	6.67	6.47	7.44	7.40	9.78

67	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value | Oil and gas information continued
Average production cost by geographical area

Crude oil, natural gas liquids and natural gas [A]

						$/boe
	2025		2024		2023
	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates
Europe	17.07	23.16	17.05	28.54	20.93	25.33
Asia	6.33	7.95	6.33	9.10	6.35	9.64
Oceania	8.23	14.52	7.85	19.49	9.01	21.23
Africa	11.78	—	11.95	—	11.12	—
North America - USA	8.78	—	10.11	—	9.62	—
North America - Canada	9.01	—	9.30	—	9.70	—
South America	8.47	—	7.51	—	7.36	9.03
Total	8.73	9.83	8.74	11.60	9.08	12.29
[A]Natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel.

Synthetic crude oil

	$/barrel
	2025	2024	2023
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America - Canada	19.76	17.00	19.47

68	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value

Marketing
The Marketing segment comprises the Mobility, Lubricants, and Sectors and Decarbonisation businesses. The Mobility business operates Shell's retail network including electric vehicle charging services and the wholesale commercial fuels business, which provides fuels for transport and industry. The Lubricants business produces, markets and sells lubricants for road transport, and machinery used in manufacturing, mining, power generation, agriculture and construction. The Sectors and Decarbonisation business sells fuels, speciality products and services, including low-carbon energy solutions, to a broad range of commercial customers including the aviation, marine and agricultural sectors.
	2.1 Income/(loss) for the period ($ billion) (2024: 1.7)	4.0 Adjusted Earnings ($ billion) (2024: 3.9)
	6.3 Cash flow from operating activities ($ billion) (2024: 7.4)	2,753 Marketing sales volumes (thousand b/d) (2024: 2,843)
We are pursuing focused growth in our high-return Mobility and Lubricants businesses. The Marketing business delivered strong results in 2025, with a continuing focus on value over volume. Mobility and Lubricants delivered higher margins through increased sales of premium products whilst also reducing operating costs. Both Mobility and Lubricants achieved their best-ever results in 2025, though Sectors and Decarbonisation margins fell.
This strong performance was supported by the divestment or closure of lower-performing branded retail sites and the high-grading of our portfolio. In line with our strategic focus on disciplined capital allocation to help ensure competitive returns, we decided in September 2025 not to restart construction of the planned biofuels facility at the Shell Energy and Chemicals Park Rotterdam. Construction was paused in 2024.
For the business conditions relevant to Marketing, see "Market overview" on pages 42-44.

“Both Mobility and Lubricants achieved their best-ever results in 2025 as we continued to focus on value over volume and disciplined performance across the portfolio.“
Machteld de Haan
President, Downstream, Renewables and Energy Solutions

69	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value | Marketing continued
Financial delivery
2025 earnings [A]
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.
Adjusted Earnings increased by $109 million compared with 2024. This reflected higher Marketing margins (increase of $413 million) including Mobility and Lubricants, due to improved unit margins, partly compensated by lower Sectors and Decarbonisation margins. This was partly offset by unfavourable tax movements ($326 million).
Identified items in 2025 included net impairment charges and reversals of $1,384 million and provisions of $186 million, both of which included the impact of the decision not to restart construction of the planned biofuels facility at the Shell Energy and Chemicals Park in Rotterdam. These charges compare with the full year 2024, which included net impairment charges and reversals of $1,423 million, net losses of $386 million related to the sale of assets and charges of $215 million related to redundancies and restructuring.
Adjusted EBITDA was driven by the same factors as Adjusted Earnings.
Prior year earnings [A]
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.
Adjusted Earnings increased by $573 million compared with 2023. This reflected higher Marketing margins (increase of $483 million) including higher unit margins in Lubricants and Mobility. This was partly offset by lower Sectors and Decarbonisation margins. Adjusted Earnings also reflected lower operating expenses (decrease of $449 million). These were partly offset by unfavourable tax movements ($157 million) and higher depreciation charges (increase of $142 million).

Shell Recharge 壳牌充电
Shell Select 壳牌优选
Shell café 壳牌咖啡
Shell Car Wash 壳牌 洗车
壳牌 充电站
最高 250 kW

Photo: Shenzhen electric vehicle charging station, China.
[A]All earnings amounts are shown post-tax unless otherwise stated.
* Non-GAAP measure. See page 323.

Key metrics [B]

	$ million, except where indicated
	2025	2024	2023
Income/(loss) for the period	2,057	1,709	2,690
Identified items [B]	(1,708)	(1,990)	(254)
Adjusted Earnings* [B] [C]	3,994	3,885	3,312
Adjusted EBITDA* [C] [D]	7,993	7,476	6,337
Cash flow from operating activities*	6,339	7,363	5,561
Cash capital expenditure	1,862	2,445	5,790
Marketing sales volumes (thousand b/d)	2,753	2,843	3,045
[B]See Note 7 to the "Consolidated Financial Statements" on pages 243-251.
[C]Adjusted Earnings and Adjusted EBITDA are presented on a current cost of supplies basis.
[D]Adjusted EBITDA is without taxation and DD&A expenses.
Identified items in 2024 included net impairment charges and reversals of $1,423 million, mainly related to an asset in the Netherlands, net losses of $386 million related to the sale of assets, and charges of $215 million related to redundancies and restructuring. These charges compare with the full year 2023, which included net impairment charges and reversals of $466 million, and charges of $113 million related to redundancies and restructuring, partly offset by gains of $298 million related to indirect tax credits.
Adjusted EBITDA was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities
Cash flow from operating activities in 2025 was primarily driven by Adjusted EBITDA and dividends (net of profits/losses) from joint ventures and associates of $729 million. These inflows were partly offset by working capital outflows of $609 million, tax payments of $566 million, net outflows relating to the timing impact of payments related to emission certificates and biofuel programmes of $310 million and non-cash cost of supplies adjustment of $305 million.
Cash capital expenditure
Cash capital expenditure of $1.9 billion in 2025 included $0.5 billion in low-carbon energy solutions, compared with $0.8 billion in 2024.
Cash capital expenditure in low-carbon energy solutions was higher in 2024, mainly due to the spend in the biofuels facility at the Shell Energy and Chemicals Park in Rotterdam.
Our cash capital expenditure is expected to be in the range of $2-3 billion in 2026.

70	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value | Marketing continued
Operational performance
Marketing sales
Marketing sales volumes, which comprise hydrocarbon sales, decreased compared with 2024. This was mainly as a result of reduced sales volumes in Mobility due to portfolio changes, including the impact of divestments, and in Sectors and Decarbonisation.
Number of electric vehicle charge points
In 2025, the number of electric vehicle charge points owned or Shell- branded was almost 88,000 compared with almost 73,000 in 2024.
Strategic progress
Portfolio and business developments
Significant portfolio and business developments:
￮In June 2025, we completed the acquisition of Raj Petro Specialities Pvt Ltd from the Brenntag Group. This acquisition supports our goal to strengthen our lubricants portfolio and customer base in India.
￮In September 2025, we announced the decision not to restart the construction of the planned biofuels facility at the Shell Energy and Chemicals Park in Rotterdam, which had been paused in 2024.
￮In May 2025, we agreed to transfer ownership of our Indonesia mobility business to a joint venture between Citadel Pacific Limited and Sefas Group [A], and we signed an agreement to sell our Mexico mobility sites [A].
[A]Transaction subject to completion.
Business and property
Mobility
Shell Mobility is one of the world's largest mobility retailers by number of sites, with more than 40,000 Shell-branded mobility sites, including service stations, in more than 80 markets at the end of 2025. In 2025, the number of Shell-branded mobility locations fell to 42,724 from 44,109 in 2024. We operate different models across our markets, from full ownership of sites to brand licensing agreements.
We are focusing on markets that provide higher returns on investment. Following the 2024 divestment of Shell Pakistan, in 2025, we agreed to transfer ownership of the Indonesia mobility business, including 200 sites, to a new joint venture between Citadel Pacific and Sefas Group. We also agreed to sell the Mexico mobility businesses. To increase market focus we will spend 80% of cash capital expenditure in 10 key markets that account for the majority of cash flow.
Every day, around 29 million retail customers visit Shell-branded mobility sites for a range of quality fuels, electric vehicle charging, and convenience and non-fuel products and services. Through Shell Fleet Solutions, our business customers can obtain fuel cards, road services and carbon-offset offers, among other products and services.
We are expanding our convenience retail offer to cater to our customers' needs. At many of our sites, we offer convenience items, including beverages and fresh food, and services, such as lubricant changes and car washes. At the end of 2025, Shell operated around 13,000 convenience stores worldwide. We have upgraded more than 2,900 Shell-operated stores with our Shell Café premium fresh coffee and food offer since it launched in 2021.
Shell Mobility offers customers products and services, including biofuels and electric vehicle charging. At the end of 2025, we had almost 88,000 public charge points globally at Shell forecourts, on-street locations, mobility hubs and other sites, such as supermarkets.
Shell's global electric vehicle charging business is not yet profitable. However, we remain committed to investing in this sector as we anticipate future profitability. The timeline and extent of this profitability will be influenced by factors such as network accessibility, market competition, customer demand, advancements in cost-related technologies and supportive government policies.
As we work to provide low-carbon alternatives to our customers, we also continue to develop traditional fuels for drivers of internal combustion engine vehicles. Aided by our partnership with Scuderia Ferrari HP, we have concentrated on developing fuels with special formulations designed to clean engines and improve performance. An example of this is Shell V-Power. We sold fuels under the Shell
V-Power brand in 71 markets in 2025.
Shell Fleet Solutions is also working to help drive decarbonisation of the transport sector by providing fuels, lubricants and digital services to customers with heavy-duty vehicles in their fleets. We have a public electric vehicle charging facility for trucks in Hamburg, Germany, which has four fast-charging stations.
We also offer drivers using heavy-duty LNG-fuelled trucks access to Shell-operated and partner networks in Europe. We have LNG refuelling sites in Austria and Hungary.
Trading and Supply
Through our main trading and supply offices in London, Houston, Singapore, Dubai, Rotterdam and Canada, we trade low-carbon fuels, refined products, chemical feedstocks and environmental products. We trade in physical and financial contracts, and have wholesale commercial fuel activities. Shell Wholesale Commercial Fuels provides fuels for transport, industry and heating — from reliable main-grade fuels to premium products. With about 180 Shell and joint-venture (including pipeline) terminals and operating in around 25 countries, our infrastructure is well positioned to make deliveries around the world.
Lubricants
Shell Lubricants has been the number one global finished lubricants supplier in terms of market share for 19 consecutive years, according to Kline & Company data for 2024. Shell lubricants are available in around 175 markets for passenger cars, motorcycles, trucks, coaches, and machinery used in manufacturing, mining, power generation, agriculture and construction.
In addition to making premium lubricants for conventional vehicles, we also make Shell E-Fluids from base oils made from natural gas at the Pearl gas-to-liquids (GTL) plant in Qatar. These base oils can be used in electric vehicles, data centres, and health care and beauty products.

See "Shell's cooling fluids certified by Intel for use in data centres worldwide" on page 73.

Our global lubricants supply chain has a network of 31 lubricants blending plants, four base oil plants (one of which we operate), 10 grease plants and five GTL base oil storage hubs. Shell Lubricants also has a strong distributor network of almost 1,600 distributors, including large-scale, large-volume multinational organisations.

71	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value | Marketing continued
Sectors and Decarbonisation
The Sectors and Decarbonisation business sells fuels, speciality products and services -- including low-carbon energy solutions — to a broad range of commercial customers including the aviation, marine and agricultural sectors.
Aviation
Shell Aviation provides aviation fuel, lubricants and low-carbon solutions globally. Shell's Avelia platform is one of the world's first blockchain-powered sustainable aviation fuel (SAF) book-and-claim solutions. Avelia aims to scale SAF, reducing the life-cycle greenhouse gas (GHG) emissions of aviation and enabling greater participation in the aviation sector's decarbonisation efforts by providing wider access to the GHG benefits of SAF across the value chain.
Wider production and supply, driven by increased demand, could help lower the price point for these fuels. Since launch, Avelia has injected more than 64 million gallons of SAF into the fuel network at 18 airports around the world and supported more than 66 airlines and corporate customers in accessing the environmental attributes of SAF.
Photo: Shell Aviation supplies sustainable aviation fuel to Delta.
Marine
Shell Marine serves around 15,000 ships every year. Our customers' vessels range from ocean-going tankers to fishing boats. We supply seven types of fuel, more than 500 grades of lubricants and low-carbon solutions. Our lubricants are used in around 10,000 vessels and are available in more than 700 ports across more than 50 countries.
Shell has the world's largest LNG bunkering network with 29 locations across 13 countries. BioLNG is available at 22 of these locations across Europe and the USA. Shell Marine also supplies chemical products, and marine-related technical and digital services.
Biofuels
In line with our strategic focus on disciplined capital allocation to help ensure competitive returns, we decided in 2025 not to restart construction of the planned biofuels facility at the Shell Energy and Chemicals Park Rotterdam. Construction had been paused in 2024.
In 2025, around 10.34 billion litres of biofuels (2024: 10.37 billion litres) were blended into Shell's sales of fuels worldwide, which include the Shell share of sales made by Raízen. Raízen produced, on a 100% basis, around 2.73 billion litres of ethanol in 2025 (2024: 3.16 billion litres).
Shell and the non-operated joint venture Raízen (Shell interest 44%) are, together, one of the world's largest blenders and distributors of biofuels. Biofuels, along with natural gas, will play a key role in reducing emissions from heavy-duty transport.
Renewable natural gas (RNG), also known as biogas or biomethane, is gas derived from processing organic waste in a controlled environment until it is fully interchangeable with conventional natural gas. Shell Biogas is one of Europe's largest producers of RNG following the acquisition of Nature Energy in 2023.
Marketing data tables

Branded mobility locations [A]

	2025	2024	2023
Europe	7,285	8,227	8,346
Asia [B]	7,573	7,742	10,824
Oceania [B]	1,205	1,047	1,087
Africa	3,027	2,994	2,917
Americas [C]	23,634	24,099	23,830
Total [D]	42,724	44,109	47,004
[A]Includes different models, from full-ownership retail sites and sites operated by joint ventures, through to trademark licensing agreements; and excludes sites closed for more than six months.
[B]Asia includes Turkey; Oceania includes French Polynesia, Guam, Palau and Saipan.
[C]2025 includes around 8,125 sites operated by the Raízen joint venture.
[D]2025 includes 7,716 sites operated through trademark licensing agreements.

72	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value | Marketing continued

Marketing sales volumes [A][B][C]

	Thousand b/d
	2025	2024	2023
Europe
Mobility	577	611	626
Lubricants	15	16	16
Sectors and Decarbonisation	158	192	186
Total	750	819	828
Asia
Mobility	586	594	607
Lubricants	44	40	39
Sectors and Decarbonisation	85	104	138
Total	715	738	784
Africa
Mobility	63	63	74
Lubricants	3	2	3
Sectors and Decarbonisation	7	6	9
Total	73	71	86
Americas
Mobility	780	790	919
Lubricants	23	23	24
Sectors and Decarbonisation	412	402	404
Total	1,215	1,215	1,347
Total product sales
Mobility	2,006	2,057	2,226
Lubricants	85	82	82
Sectors and Decarbonisation	662	704	737
Total	2,753	2,843	3,045
Gasolines	1,240	1,282	1,321
Kerosenes	375	391	386
Gas/diesel oils	924	960	1,012
Fuel oil	21	22	23
Other products [D]	193	188	303
Total	2,753	2,843	3,045
[A]Excludes deliveries to other companies under reciprocal sale and purchase arrangements that are in the nature of exchange contracts.
[B]Includes the Shell share of Raízen's sales volumes and other joint ventures' sales volumes.
[C]Excludes sales volumes from markets where Shell operates under trademark licensing agreements.
[D]Includes LPG sales volumes of 22 thousand b/d (2024: 26 thousand b/d; 2023: 29 thousand b/d).

Shell's cooling fluids certified by Intel for use in data centres worldwide
Data centres are vital for the internet, but the rapid growth of artificial intelligence (AI) and big data has created a challenge for managing the heat generated by these centres. Without efficient cooling, servers risk overheating and this can lead to costly outages. Traditional cooling systems -- air or water -- consume significant energy and so alternatives are sought.
In 2025, Shell Lubricants' immersion cooling fluids became the first to earn Intel Data Center Certification for Immersion Cooling, with confirmed compatibility with 4th and 5th Gen Intel Xeon processors. The certification follows two years of rigorous testing, which demonstrated that processors remain as reliable in Shell's immersion cooling fluids as in traditional air-cooled systems.
Immersion cooling works by submerging servers and networking equipment in a non-conductive liquid that absorbs and dissipates heat far more efficiently than air. By eliminating the need for chillers, fans and evaporative cooling systems, this approach can also significantly reduce data centre floor space.
Innovation sets us apart
Shell's immersion cooling fluids, developed in our own laboratories, are already in use at Shell data centres in Houston and Amsterdam. They are PFAS-free, biodegradable to varying degrees, and suitable for hot and humid environments. The fluids also qualify for Intel's Immersion Warranty Rider, providing additional assurance for data centre operators.
This breakthrough aligns with Shell's broader strategy to invest in premium, high-value products that help customers meet emission reduction goals. As the world's leading lubricants supplier, Shell is leveraging decades of expertise in gas-to-liquids technology to deliver sustainable solutions for the growing demands of digital infrastructure. The technology can reduce energy use costs substantially, while supporting dramatic reductions in water consumption.

Photo: Shell Technology Center, Houston, USA.

73	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value

Chemicals and Products
Chemicals and Products includes chemicals manufacturing plants with their own marketing network and refineries which turn crude oil and other feedstocks into a range of oil products, which are moved and marketed around the world for domestic, industrial and transport use. The segment also includes the pipeline business, trading and optimisation of crude oil, oil products and petrochemicals.
0.3 Income/(loss) for the period ($ billion) (2024: 1.7)	1.1 Adjusted Earnings ($ billion) (2024: 2.9)
5.4 Cash flow from operating activities ($ billion) (2024: 7.3)	1,217 Refinery processing intake (thousand b/d) (2024: 1,344)
We aim to unlock more value and improve returns from our portfolio of Chemicals assets by exploring strategic and partnership opportunities in the USA. In Europe, we are also exploring the high-grading of some assets and the selective closure of others.
In 2025, Chemicals margins remained under pressure in a tough macro environment leading to continued losses in the business. Products earnings weakened due to lower contributions from trading and supply, despite improvements in refining margins.
We continued to implement our strategy through disciplined capital allocation and the high-grading of our portfolio. In 2025, we completed the divestment of the Shell Energy and Chemicals Park Singapore and sold non-core assets such as the Colonial Pipeline interest, generating $1 billion in proceeds. We are also working to reposition our Chemicals portfolio to unlock further value.
For the business conditions relevant to Chemicals and Products, see "Market overview" on pages 42-44.

1,005 Product sales volumes (thousand b/d) (2024: 1,052)	9,260 Chemicals sales volumes (thousand tonnes) (2024: 11,875)

“In 2025, we executed several value-led moves to high-grade our portfolio and unlock further value.“ Machteld de Haan President, Downstream, Renewables and Energy Solutions

74	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value | Chemicals and Products continued
Financial delivery
2025 earnings [A]
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.
Adjusted Earnings in 2025 decreased by $1,883 million compared with 2024. This reflected lower Products margin (a decrease of $972 million) driven mainly by lower margins from trading and optimisation, partly offset by higher refining margins. Adjusted Earnings also reflected lower Chemicals margins (decrease of $604 million) and unfavourable tax movements ($485 million). These net unfavourable movements were partly offset by lower operating expenses (decrease of $138 million).
Identified items in 2025 included:
￮net impairment charges and reversals of $634 million and net gains from the disposal of assets of $564 million mainly relating to gains from the sale of our interest in Colonial Enterprises, Inc.
These charges and movements compare with the full year 2024, which included net impairment charges and reversals of $1,176 million mainly relating to assets in Singapore, charges of $142 million related to redundancy and restructuring, and unfavourable movements of $86 million relating to an accounting mismatch due to fair value accounting of commodity derivatives, partly offset by favourable deferred tax movements of $114 million.
In 2025, Adjusted Earnings from Chemicals accounted for (108)%, Refining for 82% and Trading and Optimisation for 126%. The decrease in Adjusted Earnings of $1,883 million was driven by the following:
￮Products Adjusted Earnings were $1,189 million lower than in 2024, mainly driven by lower trading and optimisation and oil sands margins and unfavourable tax movements, partly offset by higher refining margins and lower operating expenses.
￮Chemicals negative Adjusted Earnings were $693 million higher than in 2024, mainly because of lower margins and unfavourable tax movements.
Adjusted EBITDA was driven by the same factors as Adjusted Earnings.
Prior year earnings [A]
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.
Adjusted Earnings in 2024 decreased by $683 million compared with 2023. This reflected lower Products margins (a decrease of $1,832 million), mainly driven by lower refining margins and unfavourable tax movements ($248 million). These were partly offset by lower operating expenses (decrease of $812 million) and higher Chemicals margins (increase of $602 million).
Identified items in 2024 included:
￮net impairment charges and reversals of $1,176 million mainly relating to assets in Singapore;
￮charges of $142 million related to redundancy and restructuring; and
￮unfavourable movements of $86 million relating to an accounting mismatch due to fair value accounting of commodity derivatives, partly offset by favourable deferred tax movements of $114 million.
[A]All earnings amounts are shown post-tax unless otherwise stated.
* Non-GAAP measure. See page 323.

Key metrics [B]

	$ million, except where indicated
	2025	2024	2023
Income/(loss) for the period	262	1,671	1,204
Identified items [B]	(377)	(1,177)	(2,135)
Adjusted Earnings* [B] [C]	1,051	2,934	3,616
Adjusted EBITDA* [C] [D]	4,880	6,783	7,489
Cash flow from operating activities*	5,366	7,253	7,513
Cash capital expenditure	3,063	3,290	3,014
Chemicals manufacturing plant utilisation (%)	78%	76%	68%
Refinery utilisation (%)	92%	85%	85%
Refinery processing intake (thousand b/d)	1,217	1,344	1,349
Product sales volumes (thousand b/d)	1,005	1,052	1,078
Chemicals sales volumes (thousand tonnes)	9,260	11,875	11,245
[B]See Note 7 to the "Consolidated Financial Statements" on pages 243-251.
[C]Adjusted Earnings and Adjusted EBITDA are presented on a current cost of supplies basis.
[D]Adjusted EBITDA is without taxation and DD&A expenses.
These charges and movements compare with the full year 2023, which included net impairment charges and reversals of $2,195 million mainly relating to the Chemicals assets in Singapore, and charges of $82 million related to redundancy and restructuring partly offset by favourable movements of $214 million relating to an accounting mismatch due to fair value accounting of commodity derivatives.
In 2024, Adjusted Earnings from Chemicals accounted for (15)%, Refining for 34% and Trading and Optimisation including pipelines for 81%. The decrease in Adjusted Earnings of $683 million was driven by the following:
￮Products Adjusted Earnings were $1,818 million lower than in 2023, mainly driven by lower refining and oil sands margins, unfavourable tax movements and higher depreciation partly offset by lower operating expenses.
￮Chemicals negative Adjusted Earnings were $1,135 million lower than in 2023, mainly because of higher margins and lower operating expenses, and lower depreciation.
Adjusted EBITDA was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities
Cash flow from operating activities in 2025 was primarily driven by Adjusted EBITDA, net inflows related to the timing impact of payments for emission certificates and biofuel programmes of $1,260 million and dividends (net of profits) from joint ventures and associates of $404 million. These inflows were partly offset by net cash outflows relating to commodity derivatives of $761 million and non-cash cost of supplies adjustment of $567 million.
Shell's policy is to settle the inter-segment use of tax attributes between business segments. This settlement is usually made in cash but in certain instances there is no cash settlement. In 2025, deferred tax assets of the Integrated Gas ($211 million) and Corporate ($89 million) segments were used by the Chemicals and Products ($300 million) segment, for which no cash settlement was made.
Cash capital expenditure
Cash capital expenditure decreased by $0.2 billion in 2025 to $3.1 billion mainly because of lower spend in Singapore and China. Our cash capital expenditure is expected to be around $3 billion in 2026.

75	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value | Chemicals and Products continued
Operational performance
Chemicals manufacturing plant utilisation
Utilisation is defined as the actual use of the plants as a percentage of the rated capacity. Chemicals manufacturing plant utilisation of 78% was 2 percentage points higher than in 2024.
Refinery utilisation
Utilisation is defined as the actual use of the plants as a percentage of the rated capacity. Refinery utilisation of 92% was seven percentage points higher than in 2024, mainly due to lower planned maintenance in 2025.
Chemicals and Products sales
Chemicals sales volumes were 22% lower than in 2024, mainly due to the portfolio impact from the divestment of Shell Energy and Chemicals Park Singapore divestment and lower polyethylene volumes.
Products sales volumes were 4% lower than in 2024 due to lower Trading sales volumes in Asia partly offset by increases in Europe.
Strategic progress
Portfolio and business developments
Significant portfolio and business developments:
￮In January 2025, CNOOC and Shell Petrochemicals Company Limited (CSPC), a 50:50 joint venture between Shell Nanhai B.V. and CNOOC Petrochemicals Investment Ltd, took the final investment decision to expand its petrochemical complex in Daya Bay, Huizhou, south China.
￮In April 2025, we completed the previously announced sale of Shell Energy and Chemicals Park Singapore to CAPGC Pte. Ltd. (CAPGC), a joint venture between Chandra Asri Capital Pte. Ltd. and Glencore Asian Holdings Pte. Ltd.
￮In July 2025, we completed the sale of our 16.1% interest in Colonial Enterprises Inc. to Colossus AcquireCo LLC.
Business and property
Chemicals
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
We have the capacity to produce around 6.7 million tonnes of ethylene a year (including the Shell share of capacity entitlement (offtake rights) of joint ventures and associates, which may be different from nominal equity interest).
Shell Polymers Monaca, our Pennsylvania chemical facility, experienced intermittent utilisation during 2025. This has been addressed and we expect improved utilisation in 2026.
Products – Refining and Trading
Refining
We have direct interests in seven refineries, with a total capacity to process 1.4 million barrels of crude oil a day. The distribution of our refining capacity is 64% in Europe, 32% in the Americas and 4% in Asia.
We took the final investment decision (FID) in 2024 to convert the hydrocracker of the Wesseling site at the Energy and Chemicals Park Rheinland in Germany into a production unit for Group III base oils. Crude oil processing ended at the Wesseling site in 2025 and will continue at the Godorf site.

See "Rheinland decarbonises operations and expands hydrogen production" on page 80.

Trading and Supply
Through our main trading offices in London, Houston, Singapore, Dubai, The Bahamas, Rotterdam and Canada, we trade crude oil, low-carbon fuels, refined products, chemical feedstocks and environmental products. We trade in physical and financial contracts, lease storage and transportation capacities, and manage global shipping activities.
Our global network of supply and distribution activities and shipping and maritime capabilities enables the safe delivery of products under our contracts and this includes supplying feedstock for our refineries and chemical plants, and finished products such as gasoline, diesel and aviation fuel to our Marketing segment and customers.
Pipelines
We own and operate three tank farms across the USA through Shell Pipeline Company LP (Shell interest 100%). It transports around 1.5 billion barrels of crude oil, refined products and chemicals a year through around 5,400 kilometres of pipelines in the Gulf of America and eight US states.
Our pipelines carry more than 40 types of crude oil and more than 20 grades of fuel including petrol, diesel and aviation fuel, and chemicals including ethylene.
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
Oil sands
In November 2025, we completed the previously announced agreement with Canadian Natural Resources Limited to swap our remaining 10% interest in the Albian mining and extraction operations in exchange for an additional 10% interest in the Scotford upgrader and Quest Carbon Capture and Storage (CCS) facility. Following the completion of this swap, Shell holds a 20% interest in the Scotford upgrader and Quest CCS facility and no longer has any oil sands activities.
Quest CCS captures about 1 million tonnes per year of CO2 from the hydrogen manufacturing units within the upgrader. Since opening in 2015, Quest CCS has safely stored more than 9 million tonnes of CO2.

76	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value | Chemicals and Products continued
Chemicals and Products data tables
The tables below reflect Shell subsidiaries and instances where Shell owns the crude oil or feedstocks processed by a refinery. Other joint ventures and associates are only included where explicitly stated.

Products sales volumes [A][B]

	Thousand b/d
	2025	2024	2023
Europe	560	507	560
Asia	144	248	240
Americas	301	297	278
Total	1,005	1,052	1,078
Gasolines	144	141	154
Kerosenes	110	94	104
Gas/diesel oils	289	321	346
Fuel oil	147	200	221
Other products [C]	315	296	252
Total	1,005	1,052	1,078
[A]Excludes deliveries to other companies under reciprocal sale and purchase arrangements, which are in the nature of exchanges. Sales of condensate are included.
[B]Certain contracts are held for trading purposes and reported net rather than gross. The effect in 2025 was a reduction in refining and trading sales of around 1,304 thousand b/d (2024: 1,286 thousand b/d; 2023: 1,202 thousand b/d).
[C]Includes LPG sales volumes of 56 thousand b/d (2024: 54 thousand b/d; 2023: 55 thousand b/d).

Cost of crude oil processed or consumed [A]

	$/barrel
	2025	2024	2023
Total	66.78	77.97	71.13
[A]Includes Upstream and Integrated Gas margins on crude oil supplied by Shell subsidiaries, joint ventures and associates.

Crude distillation capacity [A]

	Thousand b/stream day [B]
	2025	2024	2023
Europe	868	975	975
Asia	59	237	237
Africa	—	—	—
Americas	435	435	435
Total	1,362	1,646	1,646
[A]Average operating capacity for the year, excluding mothballed capacity.
[B]Stream day capacity is the maximum capacity with no allowance for downtime.

Crude oil processed [A]

	Thousand b/d
	2025	2024	2023
Europe	726	742	732
Asia	37	165	168
Americas	369	359	322
Total	1,132	1,266	1,222
[A]Includes natural gas liquids, share of joint ventures and associates and processing for others.

Refinery processing intake [A]

	Thousand b/d
	2025	2024	2023
Europe	738	742	764
Asia	37	166	171
Americas	442	437	414
Total	1,217	1,344	1,349
[A]Includes crude oil, natural gas liquids and feedstocks processed in crude distillation units and in secondary conversion units.

Refinery processing outturn [A]

	Thousand b/d
	2025	2024	2023
Gasolines	416	486	489
Kerosenes	134	162	168
Gas/diesel oils	454	506	516
Fuel oil	79	80	88
Other	217	186	149
Total	1,299	1,419	1,410
[A]Excludes own use and products acquired for blending purposes.

77	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value | Chemicals and Products continued
Manufacturing plants at December 31, 2025

Refineries

	Thousand barrels/stream day, 100% capacity [B]
	Location	Asset class	Shell interest (%) [A]	Crude distillation capacity	Thermal cracking/ visbreaking/ coking	Catalytic cracking	Hydro- cracking
Europe
Germany	Miro [C]		32	313	40	96	—
	Rheinland		100	235	16	—	75
	Schwedt [C]		38	234	46	57	—
Netherlands	Pernis		100	447	—	53	104
Americas
Argentina	Buenos Aires [D]		44	112	14	22	—
Canada
Alberta	Scotford		100	100	—	—	83
Ontario	Sarnia		100	85	5	21	10
USA
Louisiana	Norco		100	250	29	119	44
[A]Shell interest is rounded to the nearest whole percentage point; Shell share of production capacity may differ.
[B]Stream day capacity is the maximum capacity with no allowance for downtime.
[C]Not operated by Shell.
[D]Owned through Raízen joint venture.

Integrated refinery and chemical complex
Refinery complex with cogeneration capacity
Refinery complex with chemical unit(s)
Chemicals data tables
The tables below reflect Shell subsidiaries and instances where Shell owns the crude oil or feedstocks processed by a refinery. Other joint ventures and associates are only included where explicitly stated.

Ethylene capacity [A]

	Thousand tonnes/year
	2025	2024	2023
Europe	1,693	1,713	1,710
Asia [B]	1,381	2,542	2,542
Americas [C]	3,901	3,821	3,821
Total	6,975	8,076	8,073
[A]In 2025, ethylene capacity includes the Shell share of capacity entitlement (offtake rights) of joint ventures and associates, which may be different from nominal equity interest.
[B]Includes Shell Energy and Chemicals Park Singapore, the sale of which was completed in April 2025.
[C]Shell Polymers Monaca, which began operations in November 2022, was not fully functional during 2023 due to operational and start-up challenges which were resolved during the first quarter of 2024. In 2025, an additional defect intermittently impacted utilisation. This has subsequently been corrected.

Chemicals sales volumes [A]

	Thousand tonnes/year
	2025	2024	2023
Europe
Base chemicals	1,947	2,113	1,741
Intermediates and other chemical products	1,815	1,889	1,848
Total	3,762	4,001	3,589
Asia
Base chemicals	242	1,198	1,190
Intermediates and other chemical products	564	1,744	1,917
Total	806	2,943	3,107
Americas
Base chemicals	1,297	1,366	1,508
Intermediates and other chemical products	3,395	3,566	3,041
Total	4,692	4,932	4,549
Total product sales
Base chemicals	3,486	4,677	4,439
Intermediates and other chemical products	5,774	7,199	6,806
Total	9,260	11,875	11,245
[A]Excludes feedstock trading and by-products.

78	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value | Chemicals and Products continued

Major chemical plants [A]

		Thousand tonnes/year, Shell share capacity [B]
	Location	Ethylene	Polyethylene	Styrene monomer	Ethylene glycol	Higher olefins [C]	Additional products
Europe
Germany	Rheinland	307	—	—	—	—	A
Netherlands	Moerdijk	971	—	815	153	—	A, I
UK	Mossmorran [D] [E]	415	—	—	—	—	O
Asia
China	Nanhai [D]	1,100	605	645	415	—	A, I
Americas
Canada	Scotford	—	—	519	461	—	A, I
USA	Monaca	1,500	1,600	—	—	—
	Deer Park	889	—	—	—	—	A, I
	Geismar	—	—	—	400	1,390	I
	Norco	1,512	—	—	—	—	A
Total		6,694	2,205	1,979	1,429	1,390
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
[D]Not operated by Shell. Shell has 50% of capacity rights.
[E]In January 2026, ExxonMobil closed the Fife Ethylene Plant (Mossmorran) after announcing this in November 2025.
A    Aromatics, lower olefins
I    Intermediates
O    Other

Other chemicals locations [A]

	Location	Products
Europe
Germany	Karlsruhe	A
	Schwedt	A
Netherlands	Rotterdam	A, I, O
Americas
Argentina	Buenos Aires	I
Canada	Sarnia	A, I
[A]Other chemical locations reflect locations with smaller chemical units, typically serving more local markets.
A    Aromatics, lower olefins
I    Intermediates
O    Other

79	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value | Chemicals and Products continued

Rheinland decarbonises operations and expands hydrogen production

Shell's Energy and Chemicals Park Rheinland is delivering one of its most ambitious projects to date, marking a decisive step toward low-carbon products and advanced technologies. At Wesseling, the long-standing hydrocracker unit -- once central to producing diesel and jet fuel -- is being dismantled to make way for a highly electrified base oils plant.
This new facility is expected to produce approximately 300,000 tonnes of Group III base oils annually, meeting around 40% of Germany's demand and 9% of the EU's. These premium base oils are essential for high-performance lubricants, including engine and transmission oils, as well as fluids for electric vehicles -- markets expected to grow significantly.
The development is not only about capacity but also about emissions reduction and operational excellence. By ceasing crude oil processing at Wesseling and introducing electrification, Shell expects to cut Scope 1 and Scope 2 emissions by about 620,000 tonnes per year. This substantial reduction supports Shell's strategy to deliver more value with less emissions.
The facility's operators are undergoing rigorous training using advanced simulators, enabling them to identify potential issues before start-up and reduce commissioning time.
Advancing hydrogen production
Beyond base oils, Rheinland is also advancing renewable hydrogen production through the REFHYNE II project. Following the final investment decision in 2024, construction is under way on a 100-megawatt proton-exchange membrane electrolyser. Scheduled to begin operations in 2027, REFHYNE II will produce up to 44 tonnes of renewable hydrogen daily, powered by renewable electricity secured through long-term agreements. This hydrogen will help decarbonise site operations.

The scale and complexity of these developments are vast: thousands of pipes are being reconfigured while maintaining ongoing production. When complete in 2028, the Rheinland base oils plant is expected to be the largest in Germany and among the top 10 in Europe.
These achievements highlight Rheinland's evolution from a traditional refinery into a cutting-edge energy and chemicals hub, combining technical innovation, sustainability and operational excellence to meet the demands of a changing world.
1. Boats at the Shell Energy and Chemicals Park Rheinland, Cologne-Godorf, Germany.
2. Wesseling site, part of the Shell Energy and Chemicals Park, Rheinland.

80	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value

Renewables and Energy Solutions
The Renewables and Energy Solutions segment includes renewable power generation; the marketing, trading and optimisation of power and pipeline gas; and carbon credits. The segment also includes the production and marketing of hydrogen; development of commercial carbon capture and storage hubs; investment in nature-based projects that compensate for carbon emissions; and Shell Ventures, which invests in or works with start-ups and early-stage businesses to help them scale up and grow.
(0.5) Income/(loss) for the period ($ billion) (2024: (1.2)	0.2 Adjusted Earnings ($ billion) (2024: (0.5))
0.6 Cash flow from operating activities ($ billion) (2024: 3.8)	290 External power sales (terawatt hours) (2024: 306)
We are focusing on high-grading our Renewables and Energy Solutions portfolio through disciplined investment as we work to unlock value in power and low-carbon solutions. This will support our climate-related targets and ambition, and position us for growth in hydrogen and carbon capture and storage (CCS).
In 2025, we divested a number of lower-return assets, withdrawing from projects like Atlantic Shores and Scotwind, while also diluting parts of our Savion portfolio. This allows us to reallocate capital to higher-return segments of the power value chain. These steps are aligning our portfolio with our increased focus on flexible power generation and trading.
The Northern Lights joint venture in Norway took a final investment decision to progress Phase 2 of the development, and received its first cargo of CO2, injecting it beneath the seabed. We also acquired RISEC Holdings, adding a 609 MW combined-cycle gas plant in the USA.
Earnings improved in 2025 with higher generation and energy marketing margins, along with lower operating expenses as a result of portfolio changes and continued exercising of cost discipline.
For the business conditions relevant to Renewables and Energy Solutions, see "Market overview" on pages 42-44.

626 Sales of pipeline gas to end-use customers (terawatt hours) (2024: 652)

“We continued to high-grade our portfolio and bring our power strategy to life through disciplined execution.” Machteld de Haan President, Downstream, Renewables and Energy Solutions

81	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value | Renewables and Energy Solutions continued
Financial delivery
2025 earnings [A]
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.
Adjusted Earnings in 2025 increased by $669 million compared with 2024. This reflected lower operating expenses (decrease of $279 million) and higher margins (increase of $229 million), mainly due to higher generation and energy marketing margins.
Identified items in 2025 included impairment charges and reversals of $334 million and unfavourable movements of $299 million relating to the fair value accounting of commodity derivatives. These charges and unfavourable movements compare with the full year 2024 which included net impairment charges and reversals of $1,085 million mainly relating to renewable generation assets in North America, partly offset by favourable movements of $300 million relating to the fair value accounting of commodity derivatives and a net gain on sale of assets of $94 million.
As part of Shell's normal business, commodity derivative hedge contracts are entered into for the mitigation of economic exposures on future purchases, sales and inventory.
Adjusted Earnings were $172 million in 2025. Adjusted Earnings contributions from Energy Marketing and Trading and Optimisation accounted for 333% of Adjusted Earnings, partly offset by negative contributions from Renewable Power Generation, Hydrogen, CCS, Nature Based Solutions (NBS) and Shell Ventures of (233)%.
Adjusted EBITDA was driven by the same factors as Adjusted Earnings.
Prior year earnings [A]
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes identified items.
Adjusted Earnings in 2024 decreased by $1,253 million compared with 2023. This reflected lower margins (decrease of $1,719 million), mainly from trading and optimisation primarily in Europe due to lower volatility. This was partly offset by lower operating expenses (decrease of $632 million).
Identified items in 2024 included net impairment charges and reversals of $1,085 million, mainly related to renewable generation assets in North America, and partly offset by favourable movements of $300 million relating to an accounting mismatch due to fair value accounting of commodity derivatives, and a net gain on sale of assets of $94 million. These net charges and favourable movements compare with 2023, which included favourable movements of $2,756 million due to the fair value accounting of commodity derivatives, partly offset by net impairment charges and reversals of $669 million. As part of Shell's normal business, commodity derivative hedge contracts are entered into for the mitigation of economic exposures on future purchases, sales and inventory.
Adjusted Earnings were a loss of ($497) million in 2024. Adjusted Earnings from Renewable Power Generation, Hydrogen, CCS, NBS and Shell Ventures accounted for 146% of 2024 negative Adjusted Earnings. These were partly offset by positive Adjusted Earnings contributions from Energy Marketing and Trading and Optimisation (46%).
Adjusted EBITDA was driven by the same factors as Adjusted Earnings.
[A]All earnings amounts are shown post-tax unless otherwise stated.
* Non-GAAP measure. See page 323.

Key metrics [B]

	$ million, except where indicated
	2025	2024	2023
Income/(loss) for the period	(489)	(1,229)	3,089
Identified items [B]	(661)	(732)	2,333
Adjusted Earnings* [B] [C]	172	(497)	756
Adjusted EBITDA* [C] [D]	764	(22)	1,481
Cash flow from operating activities*	623	3,798	2,984
Cash capital expenditure	1,866	2,549	2,681
External power sales (terawatt hours) [E]	290	306	279
Sales of pipeline gas to end-use customers (terawatt hours) [F]	626	652	738
[B]See Note 7 to the "Consolidated Financial Statements" on pages 243-251.
[C]Adjusted Earnings and Adjusted EBITDA are presented on a current cost of supplies basis.
[D]Adjusted EBITDA is without taxation and DD&A expenses.
[E]Physical power sales to third parties; excluding financial trades and physical trade with brokers, investors, financial institutions, trading platforms and wholesale traders.
[F]Physical natural gas sales to third parties; excluding financial trades and physical trade with brokers, investors, financial institutions, trading platforms and wholesale traders. Excluding sales of natural gas by other segments and LNG sales.
Cash flow from operating activities
Cash flow from operating activities was primarily driven by Adjusted EBITDA and working capital inflows of $508 million. These inflows were partly offset by net cash outflows related to derivatives of $657 million.
Cash capital expenditure
Within cash capital expenditure, $1.5 billion was in low-carbon energy solutions. This includes Renewable Power Generation, Environmental Solutions, Hydrogen and CCS.
In 2024, cash capital expenditure included $1.6 billion in low-carbon energy solutions. Lower cash capital expenditure in 2025 was mainly a result of the RISEC Holdings acquisition recognised in December 2024.
Our cash capital expenditure is expected to be in the range
of $2--3 billion in 2026.

See page 98 of "Less emissions".

Operational performance
External power sales
In 2025, our external power sales declined compared with 2024, primarily due to lower demand in the US markets and our strategic choice to prioritise value over volume by focusing on higher‑margin sales. This was partly offset by increased sales to direct customers and aggregators in Europe.
Sales of pipeline gas to end-use customers
In 2025, the decrease in our sales of pipeline gas to end-use customers was mainly driven by the decision to prioritise value over volume, focusing on higher-margin sales.

82	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value | Renewables and Energy Solutions continued
Strategic progress
Portfolio and business developments
Key portfolio and business developments:
￮In January 2025, we completed an agreement to acquire RISEC Holdings, LLC, which owns a 609 MW two-unit combined-cycle gas turbine power plant in Rhode Island, USA.
￮In March 2025, the Northern Lights joint venture (Shell interest 33.3%) took an FID to move forward with Phase 2 of the Northern Lights development.
￮In May 2025, we signed a new Corporate Power Purchase Agreement (CPPA) with Google, which extends the lifespan of the NoordzeeWind offshore wind farm in the Netherlands.
￮In June 2025, we completed the divestment of 100% Shell interest in Inspire Energy Capital, LLC, a B2C energy business in the USA, to Rhythm Energy, Inc.
￮In July 2025, Shell subsidiary Savion and a fund managed by the Ares Infrastructure Opportunities strategy formed Tango Holdings, LLC, (Shell interest 20%), a joint venture to manage five assets with 496 MW capacity of Savion-developed solar power in the USA.
￮In September 2025, we sold 100% Shell share of a cluster of eight ready-to-build Italian solar projects to Gruppo Undo, Italy.
￮In September 2025, Google selected Shell as its renewable energy manager in the UK, leveraging Shell's trading and battery capabilities to support Google's decarbonisation goals.
￮In October 2025, we voluntarily withdrew from Atlantic Shores Offshore Wind, LLC, in the USA, assigning our 50% outstanding membership interest to our existing joint-venture partner, EDF-RE Offshore Development, LLC.
￮In November 2025, as part of the Scotwind leasing round, we and ScottishPower Renewables (SPR) agreed to exchange our 50% stakes in two offshore wind projects. SPR took full ownership of Marram Wind, acquiring our share. We took SPR's share in Campion Wind, taking full ownership which we subsequently terminated, and we returned the lease to Crown Estate Scotland.
￮In November 2025, we completed the sale of our 49% interest in Cleantech Renewable Assets Pte Ltd to our joint-venture partner Keppel Ltd.
Business and property
We are maximising the value of our platforms as we continue to high-grade our portfolio and prioritise business models that deliver robust returns, and help us provide effective solutions for our customers.
In response to ongoing sector challenges, including supply chain disruptions, regulatory constraints, margin pressure, market volatility and asset impairments in North America and Europe, we have sharpened our focus on value delivery.
As part of this strategic refresh, we decided to rebalance capital allocation towards energy storage and flexible generation, in support of an increased focus on power trading.
In 2025, we progressed execution of this strategy by reshaping our asset base through divestments and dilutions, scaling flexible generation through acquisitions and leasehold commitments, increased capital discipline and enhancing trading capability. This repositioning supports our ambition to streamline our power portfolio to be more resilient, performance-driven and adaptive to evolving market dynamics.
Energy marketing
We provide electricity and smart energy solutions to commercial, industrial and residential customers. We do this through direct electricity sales, storage solutions and energy optimisation services. Our largest markets for commercial and industrial customers are Australia, Europe and the USA. In Australia, we are one of the largest commercial and industrial retailers of electricity in the market.
Trading and optimisation
We trade and optimise power, pipeline gas and carbon credits from our own assets and from third parties. We have a gas and power trading presence in key markets, including the Americas, Europe, Australia and Asia. We work with Shell businesses across regions to offer energy solutions that can help our customers decarbonise.
Renewable power generation
We enable renewable power generation by owning and participating in joint ventures for and operating solar plants, primarily in India, the USA and Europe, as well as wind farms, mainly in Europe. We are maximising the value of our platforms and continue to high-grade our power portfolio.
In the first quarter of 2025, Shell subsidiary Savion achieved full commercial operation of two solar facilities in the USA: the 111 MW Martin County Solar Project in Kentucky, developed on a reclaimed coal mine site, and the 100 MW Kiowa County Solar Project in Oklahoma.
In July 2025, Savion established Tango Holdings, LLC, a joint venture with a fund managed by Ares Infrastructure Opportunities. The venture will oversee 496 MW of solar capacity. As part of the agreement, Savion transferred majority ownership of the assets to the joint venture, while retaining a 20% minority interest and operational management responsibilities. Tango includes equity interests in the Martin County and Kiowa County projects, as well as three additional solar projects currently under construction.
This is an example of how Shell selectively develops renewable generation projects and reduces ownership as assets mature, supporting efficient scale-up, enhanced capital returns and disciplined capital allocation.
We also made strategic decisions to exit certain offshore wind projects. In October 2025, we withdrew from Atlantic Shores Offshore Wind, transferring our 50% interest to EDF-RE Offshore Development.
As part of the Scotwind leasing round in the UK and following an internal review, in November 2025, we and SPR agreed to exchange our 50% stakes in two offshore wind projects. SPR took full ownership of Marram Wind, acquiring our share. We took SPR's share in Campion Wind, taking full ownership which we subsequently terminated, and we returned the lease to Crown Estate Scotland.
We also divested Cleantech Renewable Assets in November 2025, a solar platform operating in India and Southeast Asia.
These actions reflect our focus on high-grading the portfolio and prioritising projects that deliver the strongest value.

83	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value | Renewables and Energy Solutions continued
At the end of 2025, our share of renewable power generation capacity was 4.2 GW in operation and 1.9 GW in development.
Our renewable power generation capacities are listed in the following tables:

Renewable power generation capacity in operation and in development as of December 31, 2025 – by region

	In operation [A]		In development [B]
Location	100% capacity (MW)	Shell interest (MW)	100% capacity (MW)	Shell interest (MW)
Asia	2,643	2,575	1,311	1,227
Europe	1,881	1,141	917	613
Americas	676	256	285	57
Australia	120	120	—	—
Other	126	126	8	8
Total	5,447	4,219	2,521	1,905

Renewable power generation capacity in operation and in development as of December 31, 2025

	2025	2024	2023
Renewable power generation capacity (Shell interest - gigawatts):
In operation [A]	4.2	3.4	2.5
In development [B]	1.9	4.0	4.1
[A]Renewable generation capacity post commercial operation date.
[B]Renewable generation capacity under construction and/or committed for sale under long-term offtake agreements PPA.
Renewable power generation capacity in development decreased compared with 2024 due to transfers to capacity in operation, withdrawal from the Atlantic Shores Offshore Wind project, and other dilution in ownership interests and divestments.
Hydrogen
Hydrogen can help reduce emissions for our customers in sectors that are hard to decarbonise, such as heavy industry and heavy-duty road transport. We can also use it to help decarbonise our own assets. Shell is part of joint ventures and alliances that have built electrolysers and hydrogen filling stations. We have also participated in feasibility studies that aim to show the viability of a global import and export market for hydrogen.
When it comes to developing hydrogen investment opportunities, we aim to do so where we see adjacencies with our integrated business value chain and where we believe there are pathways to attractive returns. Since 2021, we have operated an electrolyser (REFHYNE I, Shell interest 100%) in Germany, which produces hydrogen using electricity from renewable sources.
In 2022, we took an FID to build Holland Hydrogen I in the Netherlands. Construction is progressing well, and we expect to start commissioning in late 2026, with production ramp-up in 2027.
In July 2024, we took the final investment decision to build REFHYNE II, a 100 MW electrolyser to produce renewable hydrogen in Germany. We plan to use this hydrogen to partially decarbonise the Shell Energy and Chemicals Park Rheinland.
In November 2025, we signed two separate power purchase agreements (PPAs) in Germany with Nordsee One GmbH and Solarkraftwerk Halenbeck-Rohlsdorf I/II GmbH to secure a significant proportion of the renewable electricity needed to power the REFHYNE II facility. The electrolyser is scheduled to begin operating in 2027.
Carbon capture and storage
Shell has operational CCS projects in Canada, Australia and Norway. Together with partners, we are developing CCS projects in Europe and Canada and we continue to explore other CCS opportunities around the world. We report existing CCS operations that help decarbonise our own assets in the segment where the relevant asset sits.
We also offer carbon capture, transport and storage to our customers as we seek to help them decarbonise, including through our involvement in the Northern Lights project, which is the world's first commercial project to deliver cross-border CO2 transport and storage as a service.

See "Northern Lights CCS venture achieves key milestones" on page 85.

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
Shell Ventures
Through Shell Ventures we invest in or work with start-ups and other early-stage businesses to help them scale and grow. We invest in companies that work on solutions to reduce emissions, electrify energy systems, gain data-based insights and provide innovative consumer solutions. We also invest in technologies and companies that create value for our core businesses by improving efficiency, enhancing operational safety and delivering greater value to our customers.
Investments
Within R&ES, we maintain an integrated business model with trading and optimisation to help us manage our value delivery. Our investments in low-carbon solutions are subject to financial modelling and stress-testing, due diligence and risk assessments to help us allocate our capital to the most attractive low-carbon projects and opportunities.

84	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value | Renewables and Energy Solutions continued

Northern Lights CCS venture achieves key milestones

Our Northern Lights joint venture in Norway – the world's first carbon capture and storage (CCS) project to offer commercial carbon transport and storage as a service – achieved several milestones in 2025. The first deliveries of CO2 arrived on ships that Shell helped develop, and Northern Lights made the first injection of CO2 under the seabed. The final investment decision on the next phase of the project was also taken.
As part of our strategy to deliver more value with less emissions, we are investing in CCS projects to help decarbonise our own operations and those of our customers. The Intergovernmental Panel on Climate Change and the International Energy Agency recognise that CCS is essential for achieving net-zero emissions, particularly for carbon-intensive industries like cement and steel. For Shell, projects like Northern Lights are central to unlocking CCS potential and supporting our customers in hard-to-abate sectors.
First arrival and injection of CO2
In August 2025, the Northern Lights joint venture (Shell interest 33.3%) with Equinor and TotalEnergies completed the world's first cross-border commercial carbon transport and storage service, injecting CO2 collected from a cement factory 450 kilometres away into an aquifer beneath the North Sea. Northern Lights currently has the capacity to store around 1.5 million tonnes of CO2 per year, receiving liquefied CO2 from customers across Europe.
To transport the CO2 to Norway, Shell engineers designed two of the largest liquefied carbon carriers in the world -- the 130-metre-long Northern Pathfinder and Northern Pioneer. Each vessel can transport 7,500 cubic metres of CO2 per voyage, equivalent to three Olympic-sized swimming pools. Powered mainly by LNG, the ships also feature wind-assisted rotor sails and air lubrication systems, reducing carbon intensity by about 34% compared with conventional ships.
1. Northern Pioneer arriving at the terminal in Øygarden. Credit: NLJV – Ruben Soltvedt.
2. The Northern Lights receiving terminal in Norway.

Phase 2 decision made
With its flexible, ship-based model, Northern Lights is uniquely positioned to serve a growing network of customers across Europe. Captured CO2 will be shipped to Øygarden, then piped 100 km offshore for permanent storage 2,600 metres under the North Sea. The venture has agreements with Yara and Ørsted to transport and store CO2 from facilities in the Netherlands and Denmark.
In March 2025, the final investment decision for Phase 2 was announced. Under expansion plans expected to be completed in 2028, Northern Lights will scale up transport and storage capacity from 1.5 million tonnes to at least 5 million tonnes annually -- equivalent to the emissions of more than 1 million cars. Swedish energy provider Stockholm Exergi has already signed up for the transportation and storage of up to 900,000 tonnes of CO2 annually from 2028.
Northern Lights demonstrates how Shell is leveraging its technological capabilities to build scalable businesses across lower-carbon platforms, including low-carbon fuels, hydrogen, carbon capture and storage, and power from gas-fired and renewable energy [A].
[A]Gas is a lower-carbon alternative to coal in power generation.

85	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value

Corporate

The Corporate segment covers the non-operating activities supporting Shell. It comprises Shell's holdings and treasury organisation, headquarters and central functions, self-insurance activities and centrally managed longer-term innovation portfolio.
All finance expense, income and related taxes for Shell, which is headquartered in London, are included in the Corporate results for the period rather than the business results for the period. Most headquarter and central function costs are recovered from the business segments. Costs that are not recovered or relate to centrally managed activities are retained in Corporate.
The Holdings and Treasury organisation manages many of our corporate entities. It is the point of contact between Shell and external capital markets. For example, it raises debt instruments and conducts foreign exchange transactions. Treasury centres in London and Singapore support these activities.
Shell's longer-term innovation portfolio is managed centrally and is reported as part of the Corporate segment. Other innovation portfolio activities are reported in the business segments.

See "Innovation and technology" on page 87.

2025 earnings [A]
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes Identified items, which in 2025 amounted to a net loss of $104 million.
The Adjusted Earnings loss position decreased by $98 million compared with 2024. This reflected favourable tax movements ($825 million), partly offset by unfavourable net interest movements ($440 million) and currency exchange rate effects ($191 million).
Photo: CEO quarterly all-staff engagement, Krakow, November 2025.
[A]All earnings amounts are shown post-tax unless otherwise stated.

Key metrics [B]

	$ million, except where indicated
	2025	2024	2023
Income/(loss) for the period	(1,974)	(2,992)	(2,944)
Identified items [B]	(104)	(1,024)	(69)
Adjusted Earnings* [B] [C]	(1,870)	(1,968)	(2,875)
Adjusted EBITDA* [C]	(1,193)	(675)	(1,164)
Cash flow from operating activities*	(3,123)	(1,882)	(832)
[B]See Note 7 to the "Consolidated Financial Statements" on pages 243-251.
[C]Adjusted Earnings and Adjusted EBITDA are presented on a current cost of supplies basis.
* Non-GAAP measure. See page 323.
Prior year earnings [A]
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes Identified items, which in 2024 amounted to a net loss of $1,024 million.
The Adjusted Earnings loss position decreased by $907 million compared with 2023. This reflected favourable tax movements ($396 million), net interest movements ($280 million) and currency exchange rate effects ($192 million).
Identified items in 2024 included reclassifications, from equity to profit and loss, of cumulative currency translation differences principally related to funding structure changes, resulting in unfavourable movements of $1,122 million.
Cash flow from operating activities
Cash flow from operating activities for the full year 2025 was primarily driven by working capital outflows of $1,505 million, which included a reduction in joint-venture deposits, as well as Adjusted EBITDA and tax payments of $425 million.
Self-insurance
Shell, like other major oil and gas companies, self-insures most of its exposures to hazard risks. Our Group insurance companies are wholly owned subsidiaries. They provide insurance coverage to our subsidiaries and entities in which we have an interest, including those that are not controlled by Shell.
We continually assess the safety performance of our operations and make risk mitigation recommendations, where relevant, to keep the risk of an accident as low as possible. As regulated and licensed companies, our Group insurance companies are adequately capitalised. They may transfer risks to third-party insurers where economical, effective and relevant.

See page 27 of "Risk factors".

86	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value

Innovation and technology

Innovation
Shell has a long history in technology and innovation. Our global network of research and development (R&D) centres seeks to deliver innovative, cost-competitive solutions that meet global energy demands while reducing emissions.
We collaborate closely with our customers, suppliers and partners, as well as with many universities and research institutes. We also work with some of the world's leading technology companies to deploy digital solutions at scale across our businesses.
Technology helps to improve our efficiency, safety and competitiveness. By applying our technical and digital capabilities, we can also contribute to building the low-carbon energy system of the future.
In 2025, we invested $1,170 million in R&D. We combine our expertise in R&D with digital solutions, often powered by AI, to help accelerate innovation and effectively scale up.
Shell's Technology organisation and our businesses work together to determine the content, scope and budget for developing new technology that supports our activities. This includes partnering with start-ups and small- to medium-sized enterprises that are in the early stages of developing new technologies through our Shell Ventures and Shell GameChanger programmes.
New technology is developed using a maturation process, to systematically mitigate technical and commercial risks, while staying aligned with Shell's strategic ambitions and deployment commitments.

See page 28 of "Risk factors".

Intellectual property
At Shell, we have a wide-ranging intellectual property (IP) portfolio which includes patents, trademarks, know-how, trade secrets and copyrights. The distinctive Shell Pecten, a trademark in use since the early 20th century, and trademarks where the word Shell appears, help raise the profile of our Shell brand globally. We protect and defend our IP and we respect the valid IP rights of others. At December 31, 2025, we held 8,087 patents. This includes granted patents and pending patent applications.
Shell holds trademarks globally, even in countries where we no longer operate. For instance, in 2025, we renewed the trademark registration for "Midel" in Russia, through the renewal of the international trademark registration with the World Intellectual Property Organization, by paying the official fee of $2,604 for all countries covered, of which $120 was for Russia.
Information technology (IT) and cyber security
Digitalisation is a key success factor in delivering Shell's strategy. We are transforming our IT systems to support our evolving portfolio of businesses. We invest in new technologies, such as AI and quantum computing, enhancing our IT capabilities to improve the experience of our customers and make Shell a more efficient organisation. Digital technologies are increasing the effectiveness and efficiency of our processes by collecting quality data, turning this data into insights and insights into actions that improve the performance of our assets.
The growing dependence on IT and rising data volumes introduce risks. A breach in IT systems or data loss could significantly impact Shell and its supply chain, leading to productivity disruptions, loss of confidential information, regulatory penalties and potential reputational harm. Additionally, sanctions, including orders to delete data and regulatory fines, might be imposed on Shell if authorities find Shell failed to meet its obligations in relation to cyber security or personal data protection.
In 2025, we continued to implement a comprehensive cyber security programme as part of our cyber defence strategy. This was done in adherence to Information and Digital Technology (IDT) requirements based on the Shell Performance Framework (SPF). Our Information and Digital Technology Standard sets out a structured approach to identify, assess and mitigate IT and cyber security risks. Following the approval of the IDT requirements, we refreshed our Information Risk Management capabilities and streamlined the organisational structure to enhance the formal Chief Information Security Officer (CISO) role, with support from the Executive Committee. This included integrating the cyber defence teams and other decentralised cyber security functions into the central Cyber and Information Security Office organisation. These changes came into effect on March 1, 2025.
Our global cyber and information security teams are staffed with cyber security professionals that monitor, assure and help defend our global IT and data landscape. As our employees and contractors play a role in protecting our IT systems, we provide them with targeted training on data protection and regulatory compliance, and regularly run cyber security awareness campaigns, including simulations on how to respond to cyberattacks. We evaluate emerging digital technologies to understand the risks, their impact and necessary remediation of this impact. Additionally, Shell works to monitor and respond in real time to cyber security incidents as they happen.
Cyber and information security risk management
Our cyber security capabilities are embedded into our IT systems, and our IT and data are protected by various detective and protective technologies and controls. A structured approach to identify, assess and mitigate the IT and cyber security risks is built into our support processes and is benchmarked to external best practices. We continuously track cyberattacks, threat intelligence, cyber legislations and vulnerabilities relevant to our IT landscape, and have a structured incident management and escalation process in place.

87	Shell	Form 20-F 2025

Strategic Report | Performance in the year | More value | Innovation and Technology continued
The security of IT services, where operated by external IT companies, is managed through a risk-based approach, including information and cyber security assessments, contractual clauses and additionally through supplier assurance reports issued by independent third parties for critical IT services. Shell collaborates periodically with service providers and supplements these reports with internal benchmarking to assess our cyber security risk management practices against cyber security best practices and peer organisations. We enhance our cyber security capabilities and adopt a risk-based strategy for our cyber risk investment decisions by leveraging insights from assessments, adapting to changes in external risks, and incorporating the results of internal audits and control testing.
Shell employees and contract staff are required to complete mandatory training courses and participate in regular cyber threat awareness campaigns. The Think Secure Scorecard was introduced in 2024 across the organisation. It provides data insights into the cyber behaviour of Shell staff on an individual level, encouraging continuous learning about cyber threats and advocating personal accountability. Shell has robust governance processes to monitor key cyber and information security risks, provide risk assurance and encourage a corporate culture that prioritises security.
Our cyber security strategy is regularly reviewed and updated, as required, by our CISO and Shell's Information and Digital Technology leadership team, with oversight from the EC, the Audit and Risk Committee, and the Board. These reviews involve:
￮consideration of changes to the external environment;
￮strategic, operational and cultural risks;
￮response to cyber security risks and implementation of further remedial actions as appropriate; and
￮updates on the performance and benchmarking of the Group's cyber defences.
The Cyber and Information Security Office function performs periodic reviews and targeted deep dives that help ensure cyber and information security risk posture remains aligned with our enterprise risk management and regulatory expectations. Shell has established processes to report cyber security and data privacy incidents to relevant authorities as required by applicable regulatory requirements. In 2025, there were no cyber or data privacy incidents that had a material impact on Shell's business strategy, operations or financial condition.
The Cyber and Information Security Office leadership team involved in monitoring and managing our cyber security and information risk management processes has significant relevant experience. Effective April 1, 2025, with the departure of Shell's previous CISO, a new CISO was appointed. The CISO leads the cyber and information security function and is also responsible for global end-user and enterprise IT strategy, delivery and operations. Together with his leadership team, he helps ensure secure, scalable and resilient digital infrastructure to support Shell's businesses and transformation functions. With more than 26 years of experience in global IT leadership, including leadership roles at IBM, Cables & Wireless and Serco, he brings deep expertise in strategic change, innovation and operational excellence. At Shell, he has held senior IT positions across all major businesses and functions. Furthermore, he is active in cyber security industry trade groups. The CISO is supported by a leadership with extensive and significant cumulative experience spanning decades, possessing multiple relevant certifications including but not limited to Certified Information Systems Security Professional (CISSP), Certified Information Systems Auditor (CISA), Certified in Risk and Information System Control (CRISC) and Certified in the Governance of Enterprise IT (CGEIT). The leadership team also actively participates in various industry forums.

Transforming gas production in Norway
At Ormen Lange, the Phase 3 sub-sea compression project was completed and delivered first gas in June 2025. The project represents the world's deepest sub-sea compression system and is expected to increase the field recovery rate from 75% to 85%, unlocking an additional 30–50 billion cubic metres of gas to supply Europe's energy needs. The new compression system is connected to the Norwegian grid, which is largely supplied by renewable power, and operates remotely without an offshore platform, reducing human risk and the impact on the surrounding environment.
Intel certifies Shell cooling fluids for data centres
In 2025, Shell Lubricants' immersion cooling fluids became the first to earn Intel Data Center Certification for Immersion Cooling, with confirmed compatibility with 4th and 5th Gen Intel Xeon processors. The certification follows two years of rigorous testing, which demonstrated that processors remain as reliable in Shell's immersion cooling fluids as in traditional air-cooled systems.
Pearl GTL in Qatar recognised for innovation
Pearl GTL in Qatar, the world's largest gas-to-liquids plant, has embraced smart technologies and artificial intelligence (AI) to enhance safety, efficiency and sustainability. This innovation was recognised by the World Economic Forum's Global Lighthouse Network in September 2025. The plant employs machine-vision systems to detect hazards in real time and alert supervisors, helping prevent safety incidents. AI also monitors equipment health, reducing manual inspections and enabling early intervention.

Photo: Ormen Lange, Norway, 2025.

88	Shell	Form 20-F 2025

Strategic Report | Performance in the year

Less emissions
We are committed to playing our part in helping to decarbonise the global energy system. We have a target to become a net-zero emissions energy business by 2050.
	90	Shell and the energy transition
	104	Our climate-related metrics, targets and ambition
	116	Other regulatory disclosures

In 2025, we continued to make progress against our climate-related targets and ambition. At the end of 2025, we had reduced our Scope 1 and 2 operational emissions by 36%, and the net carbon intensity (NCI) of our energy products by 9% from our 2016 baseline. We had also achieved our target of eliminating routine flaring from our upstream operations by 2025 and continued to maintain methane emissions intensity for our operated oil and gas assets below 0.2%.

Additionally, we have delivered an 18% reduction to date as part of our ambition to reduce customer emissions from the use of our oil products (Scope 3, Category 11) by 15-20% by 2030 compared with 2021.

89	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Less emissions
Shell and the energy transition
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
There remains significant uncertainty around the shape of the future energy system. As a result, we are developing a multi-energy portfolio that has the flexibility to respond to uncertainty and that we believe will allow us to remain a successful business with a target to become a net-zero emissions energy business by 2050.
It will take significant investment to maintain the stable and secure supplies of energy that the world needs. Shell's future investments are guided by market signals and strategic signposts, ensuring decisions align with our profitability and resilience objectives under both cost and carbon considerations. Our strategy is to deliver more value with less emissions by:
￮Growing our integrated gas and LNG business;
￮Keeping liquids production stable; and
￮Transforming Downstream, Renewables and Energy Solutions.
Gas, including LNG, is a stabilising force in energy systems because it is versatile, flexible and reliable. Gas is versatile because it can be used in power generation, industry, heating and transport. It is also flexible and reliable because it is simple to deploy and can be shipped, as LNG, to where it is needed to meet changing demand. Gas is a lower-carbon alternative to coal in power generation and industry, and to oil in transport [A]. Gas can balance renewable energy to provide stability for national grids. We believe that supplying LNG will be the biggest contribution we will make through the next decade of the energy transition as we help to build the energy system of the future.
[A]According to the International Energy Agency, globally, on average, the life-cycle GHG emissions intensity of electricity produced from LNG is around 40% lower than for electricity produced from coal. "Assessing Emissions from LNG Supply and Abatement Options" report from the IEA, June 19, 2025.
The role of oil and gas will be critical to the energy system for decades to come. We are working to cut the emissions from our oil and gas production and processing, prioritising cost- and carbon-competitive oil and gas. We aim to sustain liquids production and will focus on basins where we have a competitive advantage.
We are focused on enhancing value from our Downstream, Renewables and Energy solutions businesses. We are repositioning Chemicals, power and low-carbon options (including carbon capture and storage (CCS), hydrogen and low-carbon fuels) to unlock greater value and support our climate-related targets and ambition. We aim to lead in the energy transition where we have competitive strengths, see strong customer demand and identify clear regulatory support from governments.
Energy Transition Strategy 2024
In March 2024, we published our Energy Transition Strategy 2024 (ETS24), which shareholders approved at the AGM. We updated our plans, covering all our businesses, to reduce emissions from our operations and help our customers to decarbonise, focusing on:
￮Growing our world-leading LNG business with lower carbon intensity operations by using CCS and renewable power, and reducing methane emissions;
￮Cutting emissions from oil and gas production in our Upstream business, implementing carbon management plans and working to reduce carbon emissions from our assets, by looking at ways to electrify our offshore oil facilities, including using wind and solar power to reduce operational emissions; and
￮Offering low-carbon solutions from our Downstream, Renewables and Energy Solutions businesses such as biofuels and electric vehicle charging, developing our integrated power positions and working to unlock the potential of CCS to reduce emissions where there are few low-carbon alternatives.
We set targets to reduce the carbon intensity of the energy products we sell, measured by using our net carbon intensity (NCI) metric. We believe these targets are aligned with a 1.5°C pathway derived from scenarios developed for the Intergovernmental Panel on Climate Change's (IPCC's) Sixth Assessment Report (AR6). For more information see "Setting targets for NCI" on page 113.
The progress we have made towards our climate-related targets and ambition is set out on page 104.

See "Our strategy" on pages 20-22.

[A]This target was subject to the completion of the sale of The Shell Petroleum Development Company of Nigeria Limited (SPDC). We ceased routine flaring of associated gas in January 2025, achieving our target independent of the sale of SPDC to Renaissance. As detailed elsewhere in this report, on March 13, 2025, Shell completed the sale of SPDC to Renaissance.
[B]Methane intensity is measured and calculated separately for oil and gas assets with marketed gas (gas, LNG and GTL available for sale) and assets without marketed gas (oil and gas assets where gas is reinjected).

90	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Less emissions | Shell and the energy transition continued

Focused decarbonisation pathways

We have identified pathways to net zero for our two biggest customer sectors, transport and industry. These two sectors make up more than 70% of total global final energy demand and more than 55% of global carbon emissions today [A]. Our pathways are based on sectors where we believe we have the competitive advantage to provide our customers with the affordable products they need through the transition.

2025-2030
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

Leading to our strategic decarbonisation areas for this decade

Electric vehicle charging	Biofuels infrastructure	Integrated power positions	CO_2 capture and removal value chains

Enabled by our strengths and competitive advantages

Trading capabilities and infrastructure network	Technology and innovation	Policy and advocacy

[A]We include services in the "Industry" sector. Services are included under the "Buildings" sector in the IEA end use definition.
[B]Blue hydrogen is generated from hydrocarbon feedstocks with CO2 capture and storage. Green hydrogen production uses renewable electricity to electrolyse water into H2 and O2.

91	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Less emissions | Shell and the energy transition continued
Climate-related risks and opportunities identified by Shell over the short, medium and long term
We are continually enhancing our approach to assessing and managing the risks and opportunities resulting from climate change. This includes considering different time horizons and their relevance to risk identification and business planning. We actively monitor societal developments, such as regulation-driven carbon pricing mechanisms and customer-driven preferences for products. We incorporate these developments, where relevant, into potential scenarios which provide insights into how the energy transition may unfold in the medium and long term. These insights and those from various external scenarios (such as those prepared for the IPCC's AR6) help guide how we set our strategy, capital allocation and climate-related targets and ambition.
The process for identifying and assessing climate-related risks is set out in "Risk management" on page 31. The impact and likelihood assessment described on page 31 helps us to prioritise climate-related risks and determine their relative materiality, based on a comprehensive picture of significant risks to any relevant business objectives. We consider climate-related risks from a strategic, operational, conduct and culture perspective to help us maintain a comprehensive view of the different types of climate risks we face and the different time horizons in which they may affect us. Monitoring and reviewing risks is a key risk management process. The Executive Committee, the Board and Board committees review climate-related risks and their impact on the Group, as appropriate. This allows management to take a holistic view and optimise risk mitigation responses, to ensure that climate-related risk responses are properly integrated into the relevant activities.
Shell has identified climate change and the energy transition as a material risk. The risk could potentially result in changes to the demand for our products, supply chains and markets; further changes to the regulatory environment in which we operate; and increased litigation (see Note 32 to the Consolidated Financial Statements "Legal proceedings and other contingencies" on page 287).
The risk is composed of a combination of complex and interrelated elements that affect Shell's value chain and our asset, product and business portfolio. The risk landscape is evolving rapidly. To achieve our climate-related targets and ambition, active holistic management of all climate-related risk components is important. The composite risk is broken down into the following sub-components:
￮commercial risk;
￮societal risk (including litigation risk);
￮regulatory risk; and
￮physical risk.
We are working to mitigate our identified climate-related risks and deliver more value with less emissions by focusing on performance, discipline and simplification. We believe we are positioning ourselves to achieve our financial targets and climate-related targets and ambition by:
￮reducing the GHG emissions from our operations (Scope 1 and 2) by improving our energy efficiency, deploying renewable electricity and reducing methane emissions in our assets and projects;
￮growing our LNG business while decarbonising our portfolio by prioritising lower carbon intensity assets and investing in innovative decarbonisation pathways, including abatement projects to reduce CO2 and methane emissions;
￮managing our Integrated Gas and Upstream portfolio to support a balanced energy transition by cutting emissions from oil and gas production; and
￮transforming our Downstream and Renewables and Energy Solutions business, supported by our global trading and supply capabilities, to offer low-carbon energy solutions.
We adapt our assets and activities as necessary to enhance our resilience to physical risks, whether or not related to climate change. Many of these adaptations are based on our Safety, Environment and Asset Management (SEAM) Standards and practices.

See page 95 for more details of physical risks.

Our approach to climate change emphasises the need to work collaboratively. We therefore work closely with customers, other companies and sectors to help decarbonise the global energy system.
We engage with governments on their climate policies to advocate policies that help establish regulatory frameworks to enable Shell to invest profitably in products and services that will help deliver a balanced energy transition. We are a founding member of the Oil and Gas Climate Initiative (OGCI), a group of 12 national and international energy companies supporting these goals through collective action.
We are signed up to the Oil & Gas Decarbonization Charter (OGDC), in which companies have pledged to achieve near-zero methane emissions intensity by 2030, zero routine flaring by no later than 2030 and commit to halving Scope 1 and 2 emissions by or before 2050. In April 2024, we became the first official partner to the World Bank Global Flaring and Methane Reduction Fund Partnership, which we committed to at the 28th Conference of the Parties (COP28) in 2023. We are a founding signatory of the Oil and Gas Methane Partnership (OGMP) 2.0 reporting framework. Shell achieved the OGMP 2.0 Gold Standard in methane emissions reporting in 2023 and 2024.
As a leading global energy business, Shell seeks to identify opportunities in the energy transition. These risks and opportunities are described below. Climate-related risks are also summarised in the "Risk factors and risk management" section on pages 25-26.
Time horizons: Short, medium and long
Due to the inherent uncertainty and pervasive risks across our strategy and business model, we monitor climate-related risks and opportunities across multiple time horizons.
￮Short term (up to three years): we develop a detailed Operating Plan to manage performance and expectations on a three-year cycle. The Operating Plan is updated every year and incorporates decarbonisation measures required to meet our short-term targets.
￮Medium term (generally three to 10 years): we develop an outlook with our continued focus on the customer, the investments and portfolio shifts we believe are required in the medium term to shape Shell's portfolio.
￮Long term (generally beyond 10 years): the level of uncertainty increases over longer time horizons. Our portfolio and product mix are expected to evolve over time with changing customer demand.

92	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Less emissions | Shell and the energy transition continued

Transition risks
Description
CR1 Climate-related commercial risks
￮The transition to a low-carbon economy may lead to lower sales volumes and/or margins due to a general reduction or elimination of demand for oil and gas products, possibly resulting in underutilised or stranded oil and gas assets, and a failure to secure new opportunities.
￮Changing preferences of investors and financial institutions could reduce access to and increase the cost of capital.

Relevant time horizon	medium and long
Potential material impacts
Lower demand and margins for oil and gas products
￮Changing customer sentiment in some markets, favouring the use of renewable and sustainable energy products, may reduce demand for our oil and gas products. An excess of fossil fuel supply over demand could result in reduced fossil fuel prices. This could result in lower earnings in the future, cancelled projects and potential impairment of certain assets.
Changing preferences of investors and financial institutions
￮Certain investors have decided to divest their investments in fossil fuel companies. If this were to increase significantly, it could have a material adverse effect on the price of our securities and our ability to access capital markets. Some investors and financial institutions have been aligning their portfolios to low-carbon opportunities, driven by both regulatory and broader stakeholder pressures.
￮A failure to decarbonise our business portfolios in line with investor and lender expectations could have a material adverse effect on our ability to access financing for certain types of projects. This could also adversely affect our partners' ability to finance their portion of costs, either through equity or debt.
￮Sensitivity analysis of a 1% shift in Shell's weighted average cost of capital (WACC) on asset carrying values is presented in the section "Carbon pricing and discount rate sensitivities" on page 101.
Remaining in step with the pace and extent of the energy transition
￮The energy transition provides us with significant opportunities, as described in "Climate-related opportunities" (CO1) below. If we fail to stay in step with customers' and other stakeholders' demand for low-carbon products, this could adversely affect our reputation and future earnings. If we move much faster than society, we risk investing in technologies, markets or low-carbon products for which there may be insufficient demand. If we are slower than society, or if low-carbon technology advances faster than we expect, customers may prefer a different supplier. This would reduce demand for our products and adversely affect our reputation and materially affect our financial results.
￮Low-carbon technology and innovation are essential to our efforts to help meet the world's energy demands competitively. If we are unable to develop the right technology and products in a timely and cost-effective manner, there could be an adverse effect on our future earnings. The operating margins for our low-carbon products and services [A] have been, and could continue to be, lower than the margins we have experienced historically in our oil and gas operations.

Description
CR2 Climate-related societal risks (including litigation)
￮Societal expectations around energy security and affordability, and mitigating climate change, continue to shift, creating uncertainty, with a potential impact on Shell's licence to operate, reputation, brand and competitive position. This is likely to include litigation.

Relevant time horizon	short, medium and long
Potential material impacts
Decline in reputation, brand and licence to operate
￮Societal expectations around energy security, affordability and mitigating climate change continue to shift with uncertain implications for businesses with regard to mix and quality of products, safety and minimising damage to the environment. The role of the oil and gas sector in the context of climate change and the energy transition has been, and continues to be, an area of focus and public debate. This has negatively affected, and in the future could negatively affect, our licence to operate, our brand, reputation and competitive position; and could reduce consumer demand for our products, harm our ability to secure new resources and contracts, and restrict our ability to access capital markets or attract employees.
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
￮In the Netherlands, a group of environmental NGOs and individual claimants (referred to herein as "Milieudefensie") filed an appeal on February 11, 2025 with the Dutch Supreme Court against the Court of Appeal judgment of November 12, 2024, which overturned a lower court finding that Shell had an obligation to reduce certain aggregate annual volumes of CO2 emissions by 2030.
￮We have also been subjected to climate activism which has caused disruptions to our operations, and such disruptions could happen again in the future.

[A]Electric vehicle charging services, renewable power generation, nature-based solutions, green hydrogen, CCS. We define low-carbon energy products as those that have an average carbon intensity that is lower than that of conventional hydrocarbon products, assessed on a life-cycle basis.

93	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Less emissions | Shell and the energy transition continued

Transition risks continued
Description
CR3 Climate-related regulatory risks
￮The transition to a low-carbon economy continues to increase compliance costs for our assets and products, and may restrict the use of hydrocarbons. The lack of net-zero-aligned global and national policies and frameworks, and a fluid regulatory environment, increase the uncertainty around this risk.

Relevant time horizon	short, medium and long
Potential material impacts
Increased compliance costs
￮Some governments have introduced carbon pricing mechanisms, which we believe can be an effective way to reduce GHG emissions across the economy at the lowest overall cost to society.
￮Shell's cost of compliance with the Emissions Trading Scheme (ETS) and related schemes was around $398 million in 2025, as recognised in Shell's Consolidated Statement of Income for 2025. A further $4,733 million of costs in respect of emissions schemes and related environmental programmes were incurred in respect of biofuels ($4,203 million) and renewable power ($530 million) programmes (see Note 5 to the "Consolidated Financial Statements" on pages 240-241).
￮Shell's annual carbon cost exposure (including ETS and related schemes) is expected to rise as carbon pricing expands globally and average prices increase, with the forecast annual cost exposure in 2026 estimated to be around $1 billion and around $4 billion in 2035. This estimate is based on a forecast of Shell's equity share of emissions from operated and non-operated assets, and real-term carbon cost estimates using the mid-price scenario (see Note 4 to the "Consolidated Financial Statements" on pages 228-239 for more information) [A]. This exposure also takes into account the estimated impact of available CO2 free allowances as relevant to assets based on their location [B].
Restrictions on use of hydrocarbons
￮Governments may introduce further restrictions on hydrocarbon exploration and production and impose stricter standards for decommissioning, which could affect timing and costs. Failure to replace proved reserves could result in an accelerated decrease of future production, which could have a material adverse effect on our earnings, cash flows and financial condition.
Lack of net-zero-aligned global and national policies and frameworks
￮Divergence in regulatory direction has created, and continues to create, uncertainty and complexity for multinational companies operating globally. The renewed focus on the competitive agenda in the EU aims to simplify current and incoming climate regulations and disclosure requirements, with the USA moving towards deregulation at the federal level, even as some states adopt stricter rules.
￮The lack of net-zero-aligned global and national policies and frameworks increases the uncertainty around how carbon pricing and other regulatory mechanisms will be implemented in the future. This makes it harder to determine appropriate assumptions for financial planning and investment decisions, which could impair our ability to assess the robustness of our plans and opportunities. Rapid changes in government climate and energy-transition-related policies and regulations could also lead to impairments of our existing oil and gas assets.
￮The lack of consistent government policy needed to provide a conducive regulatory environment for low-carbon products and solutions could make it more challenging to take investment decisions on projects that we and society need to reach our respective decarbonisation goals as policy is critical in creating sustained demand for new low-carbon solutions in many sectors. Similarly, climate policy approaches that hamper or constrain market efficiency and competition increase costs and make projects less attractive, challenging our ability to deliver our strategy.

[A]Carbon cost estimates that include inflation; usually a yearly 2% inflation is applied.
[B]Free allowances are amounts of CO2 an asset is allowed to emit without paying the emissions trading scheme price/tax.

94	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Less emissions | Shell and the energy transition continued

Physical risks
Description	CR4 Climate-related physical risks ￮The potential physical effects of changing climatic conditions could adversely affect our assets, operations, supply chains, employees and markets.
Relevant time horizon	short, medium and long
Potential material impacts
Types of physical risk
The impact of physical risks comes from both acute and chronic climate hazards. Acute hazards, such as flooding and droughts, wildfires and more severe tropical storms, and chronic hazards, such as rising temperatures and rising sea levels, could potentially impact some of our facilities, operations and supply chains. The frequency of these hazards and impacts is expected to increase in certain locations. Extreme weather events, whether or not related to climate change, could have a negative impact on our earnings, cash flows and financial condition. Mitigation of physical risks, whether or not related to climate change, is considered and embedded in the design and construction of our projects, and/or operation of our assets, to help minimise the risk of adverse incidents to our employees and contractors, the communities where we operate and our equipment.

Shell's assessment
￮In 2023, we carried out a detailed review to assess the impact of a range of changing climatic conditions, including projected changes in temperature, precipitation, wind and sea levels, across segments and geographies for our significant assets. We used IPCC climate modelling data covering three exploratory climate scenarios (RCP2.6, RCP4.5 and RCP8.5 [A]) across the time horizons 2025, 2030 and 2050. These scenarios were selected to ensure a broad range of risks and uncertainties were assessed. There have been no changes to the climate modelling data that would require a full update of the 2023 assessment. An annual process has been established to review the 2023 work, reconfirm the significant assets, verify that there are no changes to the risk profile of our significant assets and account for portfolio changes.
￮In the short to medium term, the risks identified were found to be related to factors that Shell is already aware of (whether or not related to climate change) and that the assets are actively managing to mitigate, e.g. hurricane impacts on the US Gulf Coast, rising air temperatures in the Middle East and water scarcity in Europe and Asia. As an example, in recent years the Rhine river in Europe has seen historic lows during the summer months, leading to challenges in the use of barges for transportation of our products. Dredging of harbours and investment in shallower-draft barges have helped to mitigate the risk.
￮In the long term, the results of the exercise indicated that, while we have evaluated against current climate modelling projections and our current asset portfolio, by 2050 the frequency and severity of the climate hazards may differ from current projections. The level of predictability is such that the need for investment in climate adaptation measures at the assets is not immediate and the results mean the assets are in a position to monitor their condition and determine whether there is any need for adaptation action, e.g. the impact of potential water scarcity on various assets.
￮Our testing to assess the potential impact of climate-related changes on our significant assets covers over 70% of the carrying value of our physical assets as at December 31, 2024. Over 12% (based on the carrying value) of physical assets tested are considered to be exposed to climate-related physical risks in the short to medium term, which the assets are already actively managing to mitigate. In addition, we have reviewed significant acquisitions made and projects reaching FID since 2023, none of which were found to have significant climate-related physical risks in the short to medium term.
￮Our business plan reflects the impact of mitigating actions in the short to medium term for the assets assessed. We will continue to monitor and assess the future exposure of our assets in the longer term to changing climatic conditions to establish the need for any further adaptation actions and related metrics.
￮The impact of physical climate change on our operations is unlikely to be limited to the boundaries of our assets. For example, the downstream transportation and distribution of our products from our own operations could potentially be exposed to climate-related hazards that ultimately impact our operations. The overall impact, including how supply chains, resource availability and markets may be affected, also needs to be considered for a holistic assessment of this risk. Our assets manage this risk as part of broad risk and threat management processes as required by our SEAM Standards, which are part of the wider Shell Performance Framework.

[A]Representative Concentration Pathway (RCP) refers to the GHG concentration (not emissions) trajectory adopted by the IPCC. The pathways describe different climate change scenarios, all of which are considered possible depending on the amount of GHG emitted in the years to come.

95	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Less emissions | Shell and the energy transition continued

Opportunities
Description
CO1 Climate-related opportunities
￮The transition to a low-carbon economy also brings significant opportunities for us to benefit from changing customer demands, given our position as a leading global energy provider.

Relevant time horizon	short, medium and long
Potential material impacts
As the global energy mix changes, our current infrastructure, know-how and global footprint put us in an ideal position to service the changing energy demands of the market. Our global customer reach, our use of technology and innovation to develop the business models and fuels of the future and the strength of our trading capabilities, coupled with our own production, will help us deliver affordable and low-carbon energy products and solutions for our customers. Our R&D activities are an important contributor to achieving our climate-related targets and ambition. We aim to be the investment case and partner of choice through the energy transition. As we work to deliver more value with less emissions we are focusing on:
LNG
￮Demand for LNG is expected to grow. Today, we are the world's leading publicly listed supplier of LNG, with around 44 million tonnes of equity capacity. Our Integrated Gas portfolio is the largest amongst peers, servicing nearly a fifth of global LNG demand. We believe that supplying LNG will be the biggest contribution we will make through the next decade of the energy transition as we help to build the energy system of the future. In the future, the production of gas could be decarbonised through carbon capture storage, biogas and synthetic gas. Gas, including LNG, is a stabilising force in energy systems because it is versatile, flexible and reliable. Gas is versatile because it can be used in power generation, industry, heating and transport. It is also flexible and reliable because it is simple to deploy and can be shipped, as LNG, to where it is needed to meet changing demand. Gas is a lower-carbon alternative to coal in power generation and industry, and to oil in transport. According to the IEA, globally, on average the life-cycle GHG emissions intensity of electricity produced from LNG is around 40% lower than electricity produced from coal [A]. LNG is the lowest-carbon marine fuel available at scale today and offers significant GHG emissions reductions compared with conventional fuels. Gas can balance renewable energy to provide stability for national grids. Shell has developed the world's largest LNG fuelling network of ports and bunker vessels on key trading routes, enabling more customers to choose LNG. Beyond our own production, we expect to continue to add scale and flexibility to our portfolio by buying LNG from others. Our integrated model is at the heart of LNG value creation, with our business spanning every stage of the LNG journey.
Biofuels
￮We invest in biofuels where we see growing customer demand and where we can use the strength of our supply and trading positions. Aviation and shipping remain some of the slower-to-decarbonise sectors and we expect that they will require low-carbon solutions, such as biofuels, at scale in the future. Shell is already one of the world's largest energy traders and blenders of biofuels, selling significantly more low-carbon fuels than we produce, using the strength of our trading business to expand sales beyond our production volumes. Through our Raízen joint venture in Brazil we are already the largest producer of second-generation ethanol and the leading sugar-cane ethanol producer globally. To support growing demand for biofuels this decade, we are developing more second-generation technologies. We are also developing technologies and feedstocks that aim to allow continued and sustainable growth in biofuels, while minimising impacts on the environment and food supplies.
Integrated power
￮Renewable power is expected to be critical for helping our commercial customers decarbonise, and we will continue to grow our integrated power business. We are making disciplined choices to create value from our portfolio, stepping back from activities that do not fit our strategy or generate enough return. We are focusing on selling power, including renewable power, to business customers. We are using and will continue to use the strength of our trading and optimisation capabilities to meet the growing need for flexible power storage solutions, such as batteries. We already have a significant presence in battery and storage through our third-party toll arrangements, ventures programme and investments in R&D. We are also using renewable power to decarbonise our own operations. Over time, we expect to use our renewable power capacity to produce low-carbon molecules, such as hydrogen.
Electric vehicle charging
￮We continue to invest in public electric vehicle charging in key markets such as China, Singapore, and Europe, where we see the greatest value emerging from growing customer demand and the competitive advantage provided by our global network of service stations. Our network is supported by our established convenience retail offering, which allows us to offer our customers coffee, food and other convenience items and services while they charge their cars. Our investment decisions are guided by factors such as network accessibility, market readiness, technical progress, and the policy landscape.
Carbon capture and storage
￮We are developing technologies related to carbon capture and storage (CCS) and carbon removals, which are necessary to reduce emissions where there are few low-carbon alternatives. For the rest of this decade, we expect to direct most of our investments in CCS towards decarbonising our own operations. We are also looking to turn this into a profitable business for Shell by helping other companies decarbonise their operations in the future. However, in many countries, CCS still lacks a clear business model. To address this challenge, Shell advocates policy mechanisms to enable CCS and supports industry partnerships dedicated to the growth of commercially viable CCS projects.

[A]"Assessing Emissions from LNG Supply and Abatement Options" report from the IEA, June 19, 2025.

96	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Less emissions | Shell and the energy transition continued
Impact of climate-related risks and opportunities on Shell's businesses, strategy and financial planning
The transformation of the energy system to net-zero emissions will require simultaneous action in three areas:
￮an unprecedented improvement in the efficiency with which energy is used;
￮a sharp reduction in the carbon intensity of the energy mix; and
￮the mitigation of residual emissions through the use of technology and natural sinks.
While it is difficult to predict the exact combination of actions that will deliver the net-zero goal, scenarios help us to consider the variables, and the potential direction and pace of the transition needed. Scenarios are not intended to be predictions of likely future events or outcomes and, therefore, are not the basis for Shell's Operating Plans and financial statements.
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
￮sectoral and regional energy demand;
￮regulatory and geopolitical developments;
￮future trajectory of oil consumption and demand for natural gas;
￮renewable electricity demand and the pace of the electrification of the global energy system;
￮supply of solar and wind energy;
￮pace of uptake of electric vehicles;
￮demand for biofuels;
￮growth of the hydrogen economy;
￮level of CCS available;
￮deployment of low-carbon energy technologies; and
￮global trade of oil and gas.
Management consideration of different climate change outcomes informs a range of areas, including, but not limited to, the setting of the long-term strategy, business planning, and investment and divestment decisions. The outcomes considered by management vary in relation to the extent and pace of the energy transition.

Carbon Management Framework (CMF)
Shell's CMF provides the structure, processes, and responsibilities to drive delivery of Shell's climate-related targets and ambition.
The CMF is designed to embed carbon considerations into core management processes so that Shell can help accelerate the energy transition profitably while meeting its GHG reduction commitments.
An important part of the CMF is the use of carbon budgets for Scope 1 and 2 emissions as input and guidance for the annual business plan process. Carbon budgets are allocated at a business level as appropriate to support the optimisation of the business plan based on carbon/value synergies and dilemmas, and inform portfolio choices. For the 2025 business plan cycle, our 2030 Scope 1 and 2 and NCI targets and oil products emissions ambition were translated into a budget and guidance for each business. Performance against Shell's targets and ambition is monitored and reviewed by the EC on a quarterly basis, facilitating corrective action if required.
Another important element of the CMF is the integration of GHG emissions in project evaluations. GHG requirements are embedded in Shell's Opportunity Realisation Standard with the aim of facilitating informed decision-making by identifying potential carbon/value synergies and dilemmas.

Greenhouse gas and energy management
Each Shell entity and Shell-operated venture is responsible for the development of its Greenhouse Gas (GHG) Emissions and Energy Management Plan. Plans are in place for all significant assets.
Our GHG and Energy Management process sets out Shell's requirements for GHG reduction opportunities and portfolio choices to meet our carbon budgets and achieve our climate-related targets. These requirements allocate accountabilities for GHG and energy management within businesses, assets and projects, including responsibility for analysing our emissions, identifying improvement opportunities and forecasting future performance. These requirements are applied to capital project delivery and through the asset-level annual business planning process, ensuring it is reflected in both opportunity realisation and strategic asset management planning.
A key aspect of the GHG and Energy Management process is the development of an energy efficiency and GHG reduction opportunity curve, economically assessed against the current and future costs of carbon. This information provides the basis for forecasts of absolute GHG emissions and associated intensities at the asset and project level. These forecasts are then aggregated to inform decisions on potential decarbonisation opportunities across our businesses.
The Shell Global Process Council for GHG and Energy Management, led by the Global Process Owner for GHG and including business and functional experts, meets regularly to evaluate opportunities for the ongoing improvement of processes, tools, communications and capabilities needed within the businesses to achieve our climate-related targets.

97	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Less emissions | Shell and the energy transition continued
Impact on strategic planning
The application of scenario analysis informs our assessment of the impact of a wide range of risks and opportunities, including climate- change-related issues, on our strategy and business planning at the Group and business levels. At the Group level, the potential impacts of the energy transition on our business model are discussed and assessed by the Board and the EC as part of the annual business planning cycle. This assessment allows us to challenge accepted ways of thinking, identify material risks and opportunities, and identify key dilemmas and trade-offs.

Key financial and non-financial components of business planning
The Board approves our annual business plan. The plan contains operational and financial metrics, and its objective is to drive the delivery of our strategy.
Decarbonisation targets are key to our business planning process. Each business owner offers viable Scope 1, 2 and 3 reduction opportunities as part of this process, in line with the CMF, see "Our approach to sustainability" on page 119.
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
Shell's Operating Plan reflects Shell's strategy. We will continue to update our Operating Plan, price outlooks and assumptions as we work to reduce emissions.
As described in "Climate-related risks and opportunities identified by Shell over the short, medium and long term" on page 92, the low-pricing outlooks could result in increased commercial, regulatory and societal risks. The prioritisation of these risks is described in "Risk management" on page 31. We use low-pricing outlooks as part of our resilience testing and resulting actions.

Our strategy and national net-zero commitments
In accordance with UK Listing Rule 6.6.12G, we have taken into account the extent to which country-level net-zero commitments have been considered in developing our energy transition plans.
Our strategy is to deliver more value with less emissions, and we have a target to become a net-zero emissions energy business by 2050. The pace of the energy transition will be heavily influenced by government policy, which will create a strong country and regional dimension in seeking to deliver the goals of the Paris Agreement. Our commitment is a global one and, as such, we look to deliver our strategy through a global lens.
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
As we implement our strategy, we continue to exercise focus
and discipline to optimise our capital allocation and operational expenditure, balancing energy security and demand, as well as internal and external transition considerations and opportunities. We will make disciplined choices about where we can create the most value for our investors and customers through the energy transition.
Investing in the energy transition

Cash capital expenditure evolution by segment

f 2%
e 11%
d 12%
c 24%
b 17%
a 34%
f 1%
e 12%
d 16%
c 11%
b 23%
a 37%
f 1%
e 9%
d 15%
c 9%
b 22%
a 44%
2023
2024
2025
a Upstream
b Integrated Gas
c Marketing
d Chemicals and Products
e Renewables and Energy Solutions
f Corporate

* Non-GAAP measure. See page 323.

98	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Less emissions | Shell and the energy transition continued
Cash capital expenditure monitors investing activities on a cash basis, excluding items such as lease additions, which do not necessarily result in cash outflows in the period. The measure comprises the following items from the Consolidated Statement of Cash Flows: capital expenditure, investments in joint ventures and associates, and investments in equity securities. See Note 7 to the "Consolidated Financial Statements" on pages 243-251 for the reconciliation of cash capital expenditure.

Investing in the energy transition: Total cash capital expenditure

Total cash capital expenditure of $20.9 billion in 2025

Non-energy products [A] $2.0 billion	Low-carbon energy solutions [B] $2.0 billion

LNG, gas and power marketing and trading [C] $4.6 billion	Oil, oil products and other [D] $12.3 billion

[A]Products for which usage does not cause Scope 3, Category 11 emissions: Lubricants, Chemicals, Convenience Retailing, Agriculture and Forestry, Construction and Road.
[B]Electric vehicle charging services, renewable power generation, nature-based solutions, green hydrogen, CCS. We define low-carbon energy products as those that have an average carbon intensity that is lower than that of conventional hydrocarbon products, assessed on a life-cycle basis.
[C]LNG Production and Trading, Gas and Power Trading, Energy Marketing.
[D]Upstream segment, GTL, Refining and Trading, Marketing fuel and hydrocarbon sales, Shell Ventures, Corporate segment.
Total cash capital expenditure was lower in 2025 compared with 2024 by $0.2 billion, driven by:
￮Non-energy products: $0.2 billion lower spend due to the sale of Shell's Energy and Chemicals Park in Singapore in April 2025.
￮Low-carbon energy solutions: $0.4 billion lower spend due to the cessation of construction of the planned biofuels facility at Shell's Energy and Chemicals Park in Rotterdam in July 2024 and lower spend on e-Mobility and on CCUS.
￮LNG, gas and power marketing and trading: $0.4 billion lower spend compared with 2024 which included higher investments in Renewables and Energy Solutions.
￮Oil, oil products and other: $0.8 billion higher spend due to the acquisitions of additional interests in Upstream in deep-water Brazil, Gulf of America and in Nigeria, partly offset by lower spend in Upstream conventional assets, in Mobility and in GTL.
Cash capital expenditure in 2026 is expected to be around $12-14 billion for Integrated Gas and Upstream ($14.0 billion in 2025), and around $8 billion for Marketing, Chemicals and Products, and Renewables and Energy Solutions ($6.9 billion in 2025).

Energy transition: Total cash capital expenditure by segment

							$ billion
Classification [1]	Segment	2025		2024		2023
Non-energy products [A]	Marketing	0.6	2.0	0.6	2.2	0.9	2.3
	Chemicals and Products	1.4		1.6		1.4
Low-carbon energy solutions [B]	Marketing	0.5	2.0	0.8	2.4	3.3	5.6
	Renewables and Energy Solutions	1.5		1.6		2.3
LNG, gas and power marketing and trading [C]	Integrated Gas	4.3	4.6	4.2	5.0	3.7	4.0
	Renewables and Energy Solutions	0.3		0.8		0.3
Oil, oil products and other [D]	Integrated Gas	0.4	12.3	0.6	11.5	0.5	12.5
	Upstream	9.3		7.9		8.3
	Marketing	0.7		1.0		1.6
	Chemicals and Products	1.7		1.8		1.6
	Renewables and Energy Solutions	0.0		0.1		0.1
	Corporate	0.1		0.1		0.4
Total		20.9	20.9	21.1	21.1	24.4	24.4
[1]See the corresponding footnotes under the table "Investing in the energy transition: Total cash capital expenditure" above for more details.
* Non-GAAP measure. See page 323.

99	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Less emissions | Shell and the energy transition continued

Operating expenses evolution by segment

f 2% e 9% d 24% c 28% b 12% a 25%
2023
f 2% e 8% d 23% c 29% b 12% a 26%
2024
f 2% e 7% d 24% c 30% b 12% a 25%
2025
a Upstream
b Integrated Gas
c Marketing
d Chemicals and Products
e Renewables and Energy Solutions
f Corporate

Operating expenses is a measure of Shell's cost management performance, comprising the following items from the "Consolidated Statement of Income" on page 214: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses.
Total operating expenses in 2025 were $35.7 billion with a focus on structural cost savings and improved operational efficiency.

Energy transition: Total operating expenses

Total operating expenses of $35.7 billion in 2025

Non-energy products [A] $7.4 billion	Low-carbon energy solutions [B] $1.8 billion

LNG, gas and power marketing and trading [C] $5.0 billion	Oil, oil products and other [D] $21.5 billion

[A]Products for which usage does not cause Scope 3, Category 11 emissions: Lubricants, Chemicals, Convenience Retailing, Agriculture and Forestry, Construction and Road.
[B]Electric vehicle charging services, renewable power generation, nature-based solutions, green hydrogen, CCS. We define low-carbon energy products as those that have an average carbon intensity that is lower than that of conventional hydrocarbon products, assessed on a life-cycle basis.
[C]LNG Production and Trading, Gas and Power Trading, and Energy Marketing.
[D]Upstream segment, GTL, Refining and Trading, Marketing fuel and hydrocarbon sales, Shell Ventures, Corporate segment.
Total operating expenses by segment for 2026 (excluding the one-off impact of the pension fund transition in the Netherlands from a defined benefit pension fund to a defined contribution plan [A]) are expected to be approximately $9 billion for Upstream (2025: $9.0 billion), $4 billion for Integrated Gas (2025: $4.2 billion), $10 billion for Marketing (2025: $10.6 billion), $8 billion for Chemicals and Products (2025: $8.4 billion), and around $2 billion for Renewables and Energy Solutions (2025: $2.6 billion).
[A]For more details of the pension fund transition in the Netherlands see Note 24 to the Consolidated Financial Statements "Retirement benefits" on page 269.

Energy transition: Total operating expenses by segment

						$ billion
Classification [1]	Segment	2025		2024		2023
Non-energy products [A]	Marketing	3.8	7.4	3.9	7.4	4.1	8.1
	Chemicals and Products	3.6		3.5		4.0
Low-carbon energy solutions [B]	Marketing	0.9	1.8	0.7	1.9	0.9	2.2
	Renewables and Energy Solutions	0.9		1.2		1.3
LNG, gas and power marketing and trading [C]	Integrated Gas	3.4	5.0	3.7	5.4	4.0	6.5
	Renewables and Energy Solutions	1.6		1.7		2.5
Oil, oil products and other [D]	Integrated Gas	0.8	21.5	0.8	22.2	0.8	23.2
	Upstream	9.0		9.8		9.8
	Marketing	6.0		6.0		6.2
	Chemicals and Products	4.8		4.9		5.6
	Renewables and Energy Solutions	0.0		0.0		0.0
	Corporate	0.9		0.7		0.8
Total		35.7	35.7	36.9	36.9	40.0	40.0
[1]See the footnotes under the table "Energy transition: Total operating expenses" above for more details.
* Non-GAAP measure. See page 323.
Key aspects of Shell's financial resilience in the context of climate-related impacts are assessed and described in more detail in Note 4 to the "Consolidated Financial Statements" on page 228. This describes how Shell has considered climate-related impacts in key areas of the financial statements and how this translates into the valuation of assets and measurement of liabilities. Shell's financial statements are based on reasonable and supportable assumptions that represent management's best estimate of the range of economic conditions that may exist in the foreseeable future.
Sensitivity analysis using external, and often normative, climate change scenarios has been performed for the period covering asset life cycles. If these different price outlooks were used, this would impact the recoverability of certain assets recognised in the "Consolidated Balance Sheet" as at December 31, 2025.

100	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Less emissions | Shell and the energy transition continued
As there is no single scenario that underpins our Operating Plan, sensitivity analysis has been conducted using a range of key assumptions to test the resilience of our asset base. This includes (but is not limited to):
￮sensitivity analysis on asset carrying values using commodity price outlooks from external, and often normative, climate change scenarios;
￮carbon price sensitivities;
￮chemical and refining margins price sensitivities; and
￮discount rate sensitivities.
Commodity price sensitivities
Oil and gas prices are one of the key assumptions that underpin Shell's financial statements, with the mid-price outlook informed by Shell's scenario planning representing management's reasonable best estimate. Price outlooks reflect a broad range of factors, including, but not limited to, future supply and demand, and the pace of growth of low-carbon solutions. The scenarios have been selected to illustrate the resilience of the asset base under a range of possible outcomes, including the price implications arising from the ambitious IEA Net Zero Emissions by 2050 Scenario (IEA NZE50), which provides a potential, yet narrow, pathway for the global energy system to achieve net-zero emissions by 2050. Sensitivities of asset carrying values to prices are under the assumption that all other factors in the models used to calculate impacts remain unchanged. Sensitivity analysis has been performed using price outlooks from:
1.Average prices from three 1.5-2°C external climate change scenarios: in view of the broad range of price outlooks across the various scenarios, the average of three external price outlooks was taken from IHS Markit/ACCS 2024, Woodmac WM AET-1.5 degree (2024 [A]), and IEA NZE50.

Applying this priceline to Integrated Gas assets of $77 billion and Upstream assets of $77 billion as at December 31, 2025, shows recoverable amounts that are $13-17 billion and $3-5 billion lower, respectively, than the carrying values as at December 31, 2025.
[A]The latest available published scenario.
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

Applying this priceline to Integrated Gas assets of $77 billion and Upstream assets of $77 billion as at December 31, 2025, shows recoverable amounts that are $9-13 billion and $1-3 billion lower, respectively, than the carrying values as at December 31, 2025.

3.A 1.5°C scenario, derived from IEA NZE50: this priceline applies the IEA normative Net Zero Emissions by 2050 scenario over the whole period under review and reflects the sensitivity to a pure net-zero emissions scenario from the IEA.

Applying this priceline to Integrated Gas assets of $77 billion and Upstream assets of $77 billion as at December 31, 2025, shows recoverable amounts that are $15-19 billion and $5-7 billion lower, respectively, than the carrying values as at December 31, 2025.
In addition, further sensitivities are provided of −10% or +10% to Shell's mid-price outlook, as an average percentage over the full period. A change of −10% or +10% to the mid-price outlook, as an average percentage over the full period, would result in around $7-10 billion impairment or $2-5 billion impairment reversal, respectively, in Integrated Gas and Upstream as at December 31, 2025.

Carbon pricing
We consider the potential costs associated with operational GHG emissions when we assess the resilience of projects. For each region, we have developed short-, medium- and long-term estimates of the future costs of carbon. These are reviewed and updated annually. See Note 4 to the "Consolidated Financial Statements" on page 228 for further details on our regional cost of carbon estimates.
Up to 2030, costs for carbon emissions estimates are largely climate-policy-driven through emissions trading schemes or taxation levied by governments, which varies significantly on a country-by-country basis. Beyond 2030, the costs for carbon emissions are assessed based on expectations for future carbon abatement technology costs and country/region-specific policies and conditions. Carbon costs vary by country due to differences in climate ambition, policy choice, and domestic economic and energy circumstances. In 2050, the estimated cost is trending towards $50/tCO2e (least developed countries with high economic/geopolitical risks) to $185/tCO2e (EU/UK) and $230/tCO2e (Norway) (RT25) in climate-leading geographies.
See "The resilience of Shell's strategy" on page 98 for more information on how carbon costs impact our resilience to climate-related risks, including sensitivity analysis.
See Shell's "Climate and Energy Transition Lobbying Report 2024", published in May 2025, for more information on Shell's advocacy across a range of issues, including carbon pricing.

Carbon pricing and discount rate sensitivities
The risk of stranded assets may increase in a higher-carbon-price scenario. Sensitivities of our asset carrying values to carbon prices have been based on the IEA NZE50 scenario to illustrate the resilience of asset carrying values to higher long-term carbon prices than those included in the Shell mid-price outlook.
Applying the IEA NZE50 carbon price scenario to Integrated Gas assets of $77 billion and Upstream assets of $77 billion, up to the end of life of these assets, shows recoverable amounts that are $2-3 billion and up to $1 billion lower, respectively, than the carrying values as at December 31, 2025.
Applying the IEA NZE50 carbon price scenario to Chemicals and Products assets of $39 billion shows recoverable amounts that are up to $2-3 billion lower than the carrying values as at December 31, 2025. For Chemicals and Products, increased carbon costs could potentially be recovered partially through increased product sales prices.
See "Carbon pricing" above for more information on our carbon price assumptions.
The discount rate applied for impairment testing is based on a nominal post-tax weighted average cost of capital (WACC) and is determined at 7.5%, except for power activities in the Renewables and Energy Solutions segment, where 6% is applied. The discount rate includes generic systematic risk for energy transition risk. In addition, cash flow projections applied in individual assets include specific asset risks, including risk of transition. An increase in generic systematic energy transition risk could lead to a higher WACC and consequently to a higher discount rate to be applied in impairment testing. We have used a 1% shift in discount rate for sensitivity analysis purposes as an indicator of the resilience of our asset base to incremental increases in our cost of capital.

101	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Less emissions | Shell and the energy transition continued
An increase of the WACC of 1% – under the assumption that all other factors in the models used to calculate recoverability of carrying values remain unchanged – would lead to a change in the carrying value of $3-6 billion for Integrated Gas and Upstream and no significant impairment in other segments.

See Note 4 to the "Consolidated Financial Statements" on pages 228-239 for further information on climate-related impacts in key areas of the financial statements.

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
Our integrated approach allows us to withstand volatility in oil and gas markets. Our financial framework aims to enhance shareholder distributions and maintain discipline in capital allocation, and targets a strong credit investment grade rating. We are:
￮Growing our integrated gas and LNG business: We plan to grow LNG sales by 4-5% (CAGR) a year through to 2030. Gas, including LNG, is a stabilising force in energy systems because it is versatile, flexible and reliable. Gas is a lower-carbon alternative to coal in power generation and industry, and to oil in transport. Gas can balance renewable energy to provide stability for national grids. We believe that supplying LNG will be the biggest contribution we will make through the next decade of the energy transition as we help to build the energy system of the future.
￮Keeping liquids production stable: The role of oil and gas will be critical to the energy system for decades to come. We aim to sustain liquids production through to 2030 and will focus on basins where we have a competitive advantage. We will prioritise cost- and carbon-competitive molecules. The oil we are producing will increasingly come from our world-class deep-water business. We are developing deep-water fields into the 2030s by developing new projects near existing oil and gas fields, leveraging our technical expertise, strong partnerships and our model of simplification and replication.
￮Transforming Downstream, Renewables and Energy Solutions: We are making clear choices and changes to enable this business to thrive through the energy transition. We are focusing on developing low-carbon energy and solutions where we have competitive advantages and are starting to see increasing demand. We are focusing on value over volume across all our businesses in Downstream, Renewables and Energy Solutions, and are working to unlock value in power and low-carbon solutions. This will support our climate-related targets and ambition, and position us for growth in hydrogen, CCS and low-carbon fuels.
￮We are progressing significant abatement projects at our chemicals manufacturing plants and refineries; these key focused assets allow us to underpin our hydrocarbon energy sales and the sales of low-carbon energy products. Our energy transition plans for this decade across our Downstream, Renewables and Energy Solutions business are focused on: investing in biofuels, continuing to grow our integrated power business, growing our electric vehicle charging business where demand is strongest, and developing technologies related to CCS and carbon removals.

See "Our strategy" on pages 20-22.

Our research and development (R&D) activities are an important contributor to achieving our climate-related targets and ambition. They are an important way to address the technology risk as mentioned in "Transition risks" on page 93 and "Transition opportunities" on page 96.
In 2025, our R&D expenditure on projects that aim to contribute to decarbonisation was around $485 million, representing about 41% of our total R&D spend, compared with around 45% in 2024. This includes expenditure on reducing GHG emissions:
￮from our own operations, for example, by improving energy efficiency and electrification;
￮from the fuels and other products we sell to our customers - for example, synthetic fuels, biofuels, and products made from low-carbon electricity, and hydrogen produced using renewable sources;
￮by carbon capture, utilisation and storage applied to hydrogen production from natural gas and other carbon emissions; and
￮for our customers, through renewable power generation, storage,
e-mobility and other electrification solutions.
Other examples of R&D areas include safety; performance products, such as lubricants and polymers; automation and AI.
Decarbonising our value chains and operations
We seek to base the decarbonisation of our value chains and operations on an understanding of the decarbonisation strategies and plans of our customers and users of our energy products. We are focused on decarbonising our own operations by:
￮using more renewable electricity to power our operations;
￮developing CCS for some of our facilities;
￮improving the energy efficiency of our operations; and
￮making portfolio changes such as acquisitions and investments in low carbon intensity projects, decommissioning facilities, and divesting assets while sustaining our liquids production.
If required, we may choose to use high-quality carbon credits to offset any remaining emissions from our operations, in line with the carbon mitigation hierarchy of avoid, reduce and compensate, or to meet local regulatory requirements.
We have set an interim target to achieve a 50% reduction in absolute Scope 1 and 2 emissions under our operational control by 2030 on a net basis, compared with 2016.
We set a target in 2021 to eliminate routine flaring from our upstream-operated assets by 2025, five years ahead of the World Bank's Zero Routine Flaring by 2030 initiative. In March 2024, we clarified that this target was subject to the completion of the sale of The Shell Petroleum Development Company of Nigeria (SPDC). Routine flaring burns gas that is not used or reinjected into wells, which is inefficient and contributes to climate change. We ceased routine flaring in January 2025, achieving our target to eliminate routine flaring from our upstream-operated assets by 2025. This was independent of the completion of the sale of SPDC to Renaissance on March 13, 2025. We also have a target to maintain methane emissions intensity for operated oil and gas assets below 0.2% and achieve near-zero methane emissions intensity by 2030. We plan to meet these targets by reducing methane emissions from flaring and venting; conducting leak detection and repair activities; and electrifying certain facilities to reduce gas combustion, such as at our Montney gas plant in Canada.

See Working to reduce our absolute Scope 1 and 2 emissions on page 114.

102	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Less emissions | Shell and the energy transition continued
Supporting our customers to decarbonise
The transport sector is by far the largest market for our oil products. We are building on our customer relationships and expertise to help drive the decarbonisation of passenger cars, heavy-duty trucks, planes and ships. Changes to the supply of energy products and decarbonising the energy system require structural changes in the end use of energy.
This requires energy users to improve, update or replace equipment so that they can use carbon-based energy more efficiently, or switch to low- and zero-carbon energy. We are helping customers across different sectors to decarbonise their use of energy, for example by substituting the use of coal with LNG, replacing internal combustion engine vehicles with electric vehicles, transitioning heavy-duty transport to drop-in fuels and, in the future, converting to hydrogen and its derivatives if viable.
Such structural changes are expected to help trigger transitions along the supply chain of individual sectors and across sectors, including the production of energy and emissions over time. The IEA estimates these changes in the end use of energy will require substantial investment.
The World Energy Outlook 2025 report by the IEA includes an estimate that global annual energy investment in the NZE scenario needs to rise by nearly 50% over the next decade, with 90% of the spend directed towards clean energy, including renewables, grids and storage, efficiency and low‑emissions fuels.
Emissions resulting from customer use of our energy products make up a large proportion of the emissions Shell reports. We offer our customers low-carbon energy products and services. We continue to evaluate market dynamics and exercise capital discipline as we work to meet our customers' need for affordable energy products and services. In this context, we stopped construction of our Rotterdam biofuels plant in the Netherlands because it would not have been competitive enough to meet our customers' need for affordable, low-carbon products. Shell has an important role to play in the evolving energy system. We provide the oil and gas people need today and we are helping to build the energy system of the future, with low-carbon energy products and solutions, including biofuels. Shell is one of the world's largest traders and suppliers of biofuels.
We will continue to:
￮develop low-carbon alternatives to traditional fuel, and other low- carbon products - such as biofuels, hydrogen and renewable electricity;
￮provide more renewable power solutions to customers by using the strength of our trading business to expand sales beyond our production volumes and growing our portfolio in select markets; and
￮address any remaining emissions from conventional fuels with solutions such as CCS and high-quality carbon credits.

Energy transition in action – selection of portfolio changes and actions in 2025

Decarbonising our value chains and operations
In March 2025, the Wesseling site hydrocracker at the Shell Energy and Chemicals Park Rheinland in Germany stopped processing crude oil into petrol, jet fuel and diesel. Wesseling is being transformed to produce Group III base oils, used to make high-quality lubricants such as engine and transmission oils, as well as electric vehicle fluids.
We have continued to make portfolio changes including:
￮the divestment of SPDC, which was the last remaining asset under Shell operational control conducting routine flaring. We had ceased routine flaring in January 2025, in advance of and independent of the sale of SPDC to Renaissance, which was completed in March 2025;
￮the divestment of Shell Energy and Chemicals Park Singapore to CAPGC Pte. Ltd. in April 2025. The divestment was in line with Shell's ongoing efforts to high-grade its Chemicals and Products business; and
￮the acquisition of RISEC Holdings, LLC and its 609 MW two-unit combined-cycle gas turbine power plant by our Renewables and Energy Solutions business in January 2025.
In September 2025, the Montney gas plant in British Colombia, Canada, replaced 14 natural gas compressor engines with electric motors. The new motors use electricity from the predominantly hydropower-supplied power grid, enabling an expected full-year annual reduction of over 149,000 tonnes of CO2e.
Construction continued on the REFHYNE II 100 MW hydrogen electrolyser at Shell Energy and Chemicals Park Rheinland. In November 2025, Shell Energy Europe Limited signed two separate power purchase agreements (PPA) in Germany with Nordsee One GmbH and Solarkraftwerk Halenbeck-Rohlsdorf I/II GmbH. The agreements will secure a significant proportion of the renewable electricity needed to power the REFHYNE II hydrogen electrolyser.

In the Netherlands, construction of Holland Hydrogen I, one of Europe's largest renewable hydrogen plants, is progressing well, and we expect to start commissioning towards the end of 2026, with production ramp-up in 2027.
Construction continued at the Polaris carbon capture facility at the Shell Energy and Chemicals Park Scotford in Alberta, Canada. Polaris is designed to capture around 650,000 tonnes of CO2 annually from the refinery and chemicals complex.
Supporting our customers to decarbonise
By the end of 2025, the number of public charge points globally at Shell forecourts, on-street locations, mobility hubs and other sites, such as supermarkets, was almost 88,000 compared with almost 73,000 in 2024.
In June 2025, Shell Energy Europe Limited and Vodafone Procure & Connect launched a pilot project to explore how battery storage could support more flexible and sustainable energy use in the future. The project will assess how large-scale batteries participate in the grid and inform energy management strategies. Vodafone Procure & Connect will access part of the operational benefits from Shell's 100 MW, 3‑hour battery site in Hampshire -- one of the UK's largest grid‑connected facilities.
In March 2025, the Northern Lights joint venture (Shell interest 33.3%) took an FID on moving forward with Phase 2 of the project, following a commercial agreement with Swedish energy provider, Stockholm Exergi, for the cross-border transport and storage of up to 900,000 tonnes of biogenic CO2 annually for 15 years. (See page 85 for more details of our Northern Lights CCS venture).
In September 2025, Google selected Shell Energy Europe Limited as its renewable energy supply manager in the UK, under the USA-based technology company's Carbon-Free Energy supply model to reach its goal of running entirely on clean energy by 2030.

103	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Less emissions
Our climate-related metrics, targets and ambition
This section describes our performance against our climate-related targets and ambition, including those reflected in the remuneration of senior management and employees.
[A]This target was subject to the completion of the sale of The Shell Petroleum Development Company of Nigeria Limited (SPDC). We ceased routine flaring of associated gas in January 2025, achieving our target independent of the sale of SPDC to Renaissance which was completed on March 13, 2025. Routine flaring for 2024 was revised from 0.1 million tonnes to 0.01 million tonnes. See page 106 for details.
[B]Methane intensity is measured and calculated separately for oil and gas assets with marketed gas (gas, LNG and GTL available for sale) and assets without marketed gas (oil and gas assets where gas is reinjected).
[C]Average intensity, weighted by sales volume, of the energy products we sell, on an equity boundary, net of carbon credits. Estimated total GHG emissions included in NCI reflect well-to-wheel emissions associated with energy products sold by Shell. This includes the well-to-tank emissions associated with the manufacturing of energy products by others that are sold by Shell.
[D]Scope 3, Category 11.

104	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Less emissions | Our climate-related metrics, targets and ambition continued
Metrics used by Shell to assess climate-related risks and opportunities in line with our strategy and risk management process
This section sets out the metrics we use to track progress against our climate-related targets and ambition. These metrics are as follows:
￮Metrics related to our own operations:
–absolute Scope 1 and 2 emissions under operational control, with a 2016 baseline; and
–routine flaring and methane emissions intensity under operational control.
￮Metrics related to emissions from the products we sell:
–the NCI of the energy products we sell (equity basis), with a 2016 baseline; and
–customer emissions from the use of our oil products (Scope 3, Category 11, equity basis), with a 2021 baseline.
￮Performance indicators for the energy transition performance condition reflected in the remuneration of senior management and employees as set out in "Linking Shell's emissions targets to remuneration" on page 115.
￮Additional metrics associated with the resilience of Shell's strategy to climate-related risks and opportunities, including information on capital allocation between our business segments and the sensitivity of our assets to carbon pricing, discount rate and commodity price assumptions as set out in "Resilience of Shell's strategy to different climate-related scenarios" on page 98.
￮Metrics and targets in respect of climate-related environmental risks as set out in "Metrics and targets in respect of climate-related environmental risks" on page 112.
Scope 1, 2 and 3 emissions and related risks
Scope 1 and 2 emissions under our operational control and Scope 3 emissions on an equity basis are reported in this section. For details of the "Climate-related risks and opportunities identified by Shell over the short, medium and long term" see pages 92-96.
Scope 1 and 2 emissions
In 2025, total combined Scope 1 and 2 GHG emissions (net) from assets and activities under Shell operational control were 53 million tonnes of CO2e, reflecting a 36% reduction compared with 2016, the base year for our target to halve these emissions by 2030.
Total combined Scope 1 and 2 GHG emissions (net) were 9% lower compared with 2024 due to portfolio changes, reductions from abatement projects and downtime at various sites. Key portfolio changes included the completion of the sale of The Shell Petroleum Development Company of Nigeria Limited (SPDC) by our Upstream business in March 2025, the sale of Shell Energy and Chemicals Park Singapore by our Chemicals and Products business in April 2025 and the acquisition of RISEC Holdings, LLC and its 609 MW two-unit combined-cycle gas turbine power plant by our Renewables and Energy Solutions business in January 2025. Reductions from abatement projects mainly consisted of transformation projects at the Shell Energy and Chemicals Park Rheinland in Germany, compressor electrification in Canada and catalyst improvements in Qatar.
Drivers of Scope 1 and 2 emissions
Gross direct GHG emissions (Scope 1, operational control boundary) were 46 million tonnes of CO2e in 2025. This was lower than in 2024 (50 million tonnes of CO2e) mainly due to portfolio changes and abatement projects.
Gross indirect GHG emissions (Scope 2, operational control boundary, using a market-based method) fell from 8 million tonnes of CO2e in 2024 to 7 million tonnes CO2e in 2025, mainly driven by divestments.
Examples of our energy efficiency projects can be found on page 117.

Scope 1 and 2 emissions [D] [E]

	million tonnes CO2e
(operational control boundary)	2025	2024	2023	2016
Scope 1 emissions (gross) [A]	46	50	50	72
Scope 2 emissions (gross) [B]	7	8	7	11
Carbon credits [C]	—	0.1	—	—
Total Scope 1 and 2 emissions (net) [F]	53	58	57	83
[A]Total direct GHG emissions from assets and activities under our operational control. It includes emissions from the production of energy and non-energy products. Scope 1 emissions are reported gross without the inclusion of carbon credits.
[B]Total indirect GHG emissions from imported energy from assets and activities under our operational control using a market-based method. It includes imported energy used for the production of energy and non-energy products. Scope 2 emissions are reported gross without the inclusion of carbon credits.
[C]Carbon credits used to offset Scope 1 emissions for compliance purposes, such as under the Australian Safeguard Mechanism.
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

Scope 1 and 2 emissions (net) by business [A] [B] million tonnes CO2e

83
d 1
c 16
b 20
a 46
2016
57
d 1
c 17
b 8
a 32
2023
58
d 1
c 17
b 7
a 32
2024
53
d 3
c 17
b 6
a 27
2025
a Chemicals and Products
b Upstream
c Integrated Gas
d Other [C]

[A]Total direct (Scope 1) and energy indirect (Scope 2) GHG emissions from assets and activities under the operational control boundary, net of carbon credits. It includes emissions from the production of energy and non-energy products. For Scope 2, we used a market-based method.
[B]Figures disclosed are rounded. The split between Scope 1 and 2 may not add up to the total due to rounding.
[C]Renewables and Energy Solutions, Marketing and functions (Projects & Technology and Real Estate).

105	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Less emissions | Our climate-related metrics, targets and ambition continued
Drivers of absolute Scope 1 and 2 emissions change

Scope 1 and 2 GHG emissions (net): Changes from 2016 to 2024 and from 2024 to 2025 million tonnes CO2e
[A]Total Scope 1 and 2 emissions, rounded to the nearest million tonnes. Scope 2 emissions were calculated using a market-based method.
[B]In addition to reductions from GHG abatement and energy efficiency projects, this category includes reductions from permanent shutdowns and conversion of existing assets.
[C]Excludes 8.8 million tonnes of CO2 captured and sequestered by the Shell-operated Quest CCS facility in Canada in 2016-2024.
[D]Excludes 0.9 million tonnes of CO2 captured and sequestered by the Shell-operated Quest CCS facility in Canada in 2025.
[E]Of the 1,238 thousand tonnes of reduction activities and purchased renewable electricity in 2025, around 20 thousand tonnes related to purchased renewable electricity.
[F]Change in output relates to changes in production levels, including those resulting from shutdowns and turnarounds as well as production from new facilities.
[G]In 2025, mainly driven by measurement improvements.
Routine flaring
Routine flaring of associated gas occurs during normal oil production where it is not possible to transport the gas to market, use it on site or reinject it.
Since 2016, routine flaring from upstream operations under Shell operational control reduced from 1.1 million tonnes to around 10 thousand tonnes in 2024. With SPDC ceasing routine flaring in January 2025, we achieved our target to eliminate routine flaring by 2025. This was independent of the sale of SPDC to Renaissance completed on March 13, 2025.

Total routine flaring [A]

	million tonnes
(operational control boundary)	2025	2024 [B]	2023	2016
Total hydrocarbons flared in routine flaring	—	0.01	0.1	1.1
[A]Routine flaring of associated gas occurs during normal oil production where it is not possible to transport the gas to market, use it on site or reinject it.
[B]Revised from 0.1 million tonnes to 0.01 million tonnes following a reclassification between routine and non-routine flaring, with no change to total hydrocarbons flared in 2024.
Total routine and non-routine flaring at our Integrated Gas and Upstream facilities was 0.4 million tonnes in 2025, compared with 0.6 million tonnes in 2024, a reduction mainly driven by the sale of SPDC.

Methane intensity
In 2025, we continued to deliver methane emissions intensities well below our 0.2% target, with overall methane emissions intensity at 0.04% for Shell-operated oil and gas assets with marketed gas and 0.002% for Shell-operated oil and gas assets without marketed gas.
Total methane emissions from assets under Shell operational control (including Integrated Gas, Upstream, Chemicals and Products, Marketing and Renewables and Energy Solutions assets) were 31 thousand tonnes in 2025 compared with 33 thousand tonnes in 2024 following divestments, reduced venting and infrastructure improvements which more than offset increases from improved measurement-based reporting practices, an increase in fugitive emissions at Shell Nigeria Exploration and Production Company (SNEPCo), and updated methods for estimation of sources for biogas process venting at Renewable Natural Gas sites. Total methane emissions under Shell operational control were reduced by 78% between 2016 (138 thousand tonnes) and 2025.
We believe our methane emissions are quantified according to industry best practice. Methane emissions include those from unintentional leaks, venting and incomplete combustion, for example in flares and turbines.

Methane emissions intensity

	Percentage
(operational control boundary)	2025	2024	2023	2016
Methane emissions intensity – assets with marketed gas [A]	0.04%	0.04%	0.05%	0.10%
Methane emissions intensity – assets without marketed gas [B]	0.002%	0.001%	0.001%	0.03%
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

106	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Less emissions | Our climate-related metrics, targets and ambition continued
Scope 3 and NCI
NCI performance
In 2025, Shell's NCI was 71 grams of carbon dioxide equivalent per megajoule of energy (gCO2e/MJ). At a comparable level with 2024, our NCI in 2025 benefited from higher sales of renewable power and lower sales of oil products, partly offset by fewer carbon credit retirements. Shell's NCI reduction of 9.0% compared with the 2016 baseline meets our interim target of a reduction of 9-13% in 2025.

NCI performance

(equity boundary)		2025	2024	2023	2016
NCI [A] [B]	gCO2e/MJ	71	71	72	78
Estimated total energy delivered by Shell [C]	trillion (1012) MJ	15.63	15.85	16.13	20.80
Estimated total GHG emissions included in NCI (net) [D]	million tonnes CO2e	1,108	1,122	1,158	1,615
Carbon credits	million tonnes CO2e	5.5	16.4	20.0	—
Estimated total GHG emissions (gross)	million tonnes CO2e	1,113	1,139	1,178	1,615
[A]Rounded to the nearest gCO2e/MJ.
[B]We measure our NCI performance compared with a 2016 baseline. The NCI targets and baseline are not adjusted for the impact of acquisitions and divestments, which could have a material impact on meeting the NCI targets.
[C]Volume of energy products sold, aggregated on an energy basis, with power represented as fossil equivalent. Energy products consist of energy oil products (gasoline, diesel, kerosene, fuel oil and LPG), GTL, biofuels, LNG, pipeline gas and power.
[D]Estimated total GHG emissions included in NCI (net) are the product of the NCI and the total energy delivered by Shell. Adding emissions offset using carbon credits gives the Estimated total GHG emissions included in NCI (gross).
As part of our strategy, we aim to increase the share of low-carbon products in our energy product sales, which is the biggest driver for reducing our NCI.

Share of estimated total energy delivered per energy product type [A] [B]

e 7%
d 1%
c 14%
b 24%
a 54%
2016
e 14%
d 2%
c 21%
b 19%
a 44%
2023
e 16%
d 2%
c 21%
b 19%
a 43%
2024
e 15%
d 2%
c 23%
b 19%
a 42%
2025
a Oil products and gas-to-liquids (GTL)
b Gas
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
We sell more energy products than we produce ourselves. Therefore, when we estimate total GHG emissions included in NCI, we include emissions from energy products that we produce ourselves and from the products that we purchase from others for resale. This is reflected in the NCI scope shown in the chart on page 110.
Life-cycle carbon intensities for energy product categories included in the NCI calculation are summarised in the table below:

Carbon intensity of energy products

	gCO2e/MJ
	2025	2024	2023	2016
Oil products and gas-to-liquids (GTL)	85	86	87	87
Gas	65	66	66	66
Liquefied natural gas (LNG)	70	70	70	73
Biofuels	33	34	34	38
Power [A]	46	48	49	60
[A]Emissions included in the carbon intensity of power have been calculated using a market-based method.

107	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Less emissions | Our climate-related metrics, targets and ambition continued
Drivers of absolute Scope 3 emissions change in 2025
Scope 3 emissions associated with our energy product sales were 1,065 million tonnes CO2e, compared with 1,084 million tonnes CO2e in 2024. Higher emissions from the use of the liquefied natural gas (LNG) we sell were more than offset by lower emissions from the use of our oil products sold and lower emissions associated with our purchases of non-renewable power from third parties.
Emissions from Scope 3, Categories 1, 3, 9 and 11, related to the sale of energy products, are the most significant categories for Shell. Emissions from the use of our energy products (Category 11) form the largest component of the indirect Scope 3 emissions we report. As we sell more products than we produce or refine ourselves, the emissions associated with the products we purchase from third parties are also material, as reported under Category 1 for hydrocarbon products, such as oil products, gas and LNG, and Category 3 for power. Although quantitatively less significant, emissions reported under Category 9 are significant to Shell for consistency with the boundaries of our NCI. Other Scope 3 categories have been assessed to be quantitatively and qualitatively insignificant.

Scope 3 emissions by category [A] [B]

	million tonnes CO2e
(equity boundary)	2025	2024	2023	2016
Scope 3, Category 1: purchased goods and services	122	119	130	179
Scope 3, Category 3: fuel and energy-related activities	103	117	112	89
Scope 3, Category 9: downstream transport and distribution [C]	4	3	3	—
Scope 3, Category 11: use of sold products	836	845	878	1,252
	1,065	1,084	1,123	1,520
[A]Categorised using the definitions from the GHG Protocol's Corporate Value Chain (Scope 3) Standard.
[B]Ipieca notes that, due to the diversity of Scope 3 emissions, sources and the fact that these emissions occur outside the company's boundaries, the emissions estimates may be less accurate or may have a high uncertainty.
[C]An estimate of Scope 3, Category 9 could not be performed for 2016.

Drivers of absolute Scope 3, Category 11 oil products emissions change in 2025
In 2025, Scope 3, Category 11 emissions from the use of our oil products were 467 million tonnes CO2e, a reduction of 4.9% compared with 2024. This reduction was driven by lower sales in our Products business following completion of the sale of the Shell Energy and Chemicals Park Singapore in April 2025 and by lower Mobility sales.
At the end of 2025, we achieved a reduction of 17.9% compared with 2021, as part of our ambition to reduce customer emissions from the use of our oil products (Scope 3, Category 11) by 15-20% by 2030 compared with 2021.

Customer emissions from the use of our oil products

	million tonnes CO2e
(equity boundary)	2025	2024	2023	2021
Scope 3, Category 11: use of sold products (oil products)	467	491	517	569
Carbon credits
In 2025, Shell accounted for the retirement of 5.8 million carbon credits, of which 5.5 million were related to our NCI (including 2.0 million linked to the sale of energy products).
We carefully source and screen the credits we purchase and retire from the market. Of our total carbon credit retirements for 2025, 59% were certified by the Verra Verified Carbon Standard Program (VCS), 22% by Gold Standard, 10% by the ACR carbon crediting programme and 9% via Climate Action Reserve.

Carbon credit retirements [A]

	million carbon credits [B]
(equity boundary)	2025	2024	2023	2016
Included in Shell's NCI metric [C]	5.5	16.4	20	—
Excluded from Shell's NCI metric [D]	0.3	0.9	1.8	—
	5.8	17.3	21.8	—
[A]Credits related to transactions occurring in the financial year irrespective of the actual retirement date. Retirements from registries may take place after the year-end. Excludes carbon credit transactions executed by Shell on behalf of/with third parties without a link to Shell activities.
[B]One carbon credit represents the avoidance or removal of one metric tonne of CO2 equivalent.
[C]Carbon credits associated with the sale of energy products and carbon credits used to compensate for Shell Group emissions, including operational emissions and emissions associated with the use of sold products.
[D]Carbon credits retired in relation to sales of non-energy products and Shell's internal activity, e.g. corporate travel.

108	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Less emissions | Our climate-related metrics, targets and ambition continued
Basis of preparation
NCI
Shell's NCI is the average intensity, weighted by sales volumes, of the energy products sold by Shell. It is tracked, measured and reported using Shell's Net Carbon Footprint (NCF) methodology.
NCI objective
Shell's NCI provides an annual measure of the life-cycle emissions intensity of the portfolio of energy products sold. The intended use of the NCI metric is to track progress in reducing the overall carbon intensity of the energy products sold by Shell. NCI measures emissions associated with each unit of energy we sell, compared with a 2016 baseline. It reflects changes in sales of oil and gas products, and changes in sales of low-carbon products such as biofuels and renewable electricity.
NCI definition
The NCI is calculated on a life-cycle basis and as such includes GHG emissions – on an equity basis – from several sources, including:
￮direct GHG emissions from Shell operations;
￮indirect GHG emissions from the generation of energy consumed by Shell;
￮indirect emissions associated with the production, processing and transport of third-party products we buy; and
￮indirect GHG emissions from the use of the products we sell.
The NCI is not a mathematical derivation of total emissions divided by total energy, nor is it an inventory of absolute emissions. It is a weighted average of the life-cycle CO2 intensities of different energy products, normalising them to the same point relative to their final end use. The use of a consistent functional unit gCO2e/MJ allows like-for-like comparisons and the aggregation of individual life-cycle intensities for a range of energy products, including renewable power.
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
We also take into account emissions offset through the use of carbon credits and mitigation actions, such as the use of CCS technology.
See "Scope of NCI" on page 110 for details of the supply chains and steps in the product life cycles that are included in the NCF methodology.
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
The NCI calculation uses Shell's energy product sales volumes data, as disclosed in this report where relevant. This excludes certain sales volumes, such as:
￮certain contracts held for trading purposes reported net rather than gross. Business-specific methodologies to net volumes have been applied in oil products and pipeline gas and power. Paper trades that do not result in physical product delivery are excluded; and
￮retail sales volumes from markets where Shell operates under trademark licensing agreements.
The energy products included in the NCI calculation are oil products (gasoline, diesel, kerosene, fuel oil and LPG), GTL, biofuels, LNG, pipeline gas and power.
We review the NCI methodology annually to ensure it reflects changing energy products, relevant data inputs and simplification opportunities. See our NCF methodology documentation on shell.com for further information.
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

109	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Less emissions | Our climate-related metrics, targets and ambition continued
Scope of NCI

110	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Less emissions | Our climate-related metrics, targets and ambition continued
Basis of preparation – absolute Scope 1, 2 and 3 emissions
We follow the GHG Protocol's Corporate Accounting and Reporting Standard, which defines three scopes of GHG emissions:
￮Scope 1: direct GHG emissions;
￮Scope 2: indirect GHG emissions from the generation of purchased energy; and
￮Scope 3: other indirect GHG emissions, including emissions associated with the use of sold products.
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
In line with external standards, we aggregate GHG emissions into tonnes CO2e by applying global warming potential (GWP) factors to non-CO2 GHGs. With effect from 2023, these factors are taken from the IPCC's Fifth Assessment Report (AR5) over a 100-year period, as required by the UK Government GHG Conversion Factors for Company Reporting. GHG emissions are aggregated and consolidated from emission source.
We use the operational control boundary for target setting and management of Scope 1 and 2 GHG emissions because it reflects our ability to directly control operations by applying our own operating policies and standards. Under this approach, in line with the GHG Protocol, we account for 100% of the GHG emissions from assets and activities under our operational control, irrespective of our ownership percentage. Assets under operational control include:
￮assets wholly owned by Shell;
￮joint operations where Shell has been designated as the operator under the terms of the joint arrangement; and
￮assets leased and operated by Shell, such as leased maritime vessels where Shell holds the Safety Management Document of Compliance.
Emissions from maritime vessels for which Shell only provides technical services, are not included in our operational control boundary.
Scope 1 emissions
All significant sources were included in our Scope 1 inventory. These sources comprise:
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
￮CO2 emissions from biogenic sources, such as biofuels or biomass (however, methane and nitrous oxide emissions from biogenic sources are included);
￮captured CO2 that was subsequently sold or otherwise transferred to third parties; and
￮CO2 captured and sequestered using CCS technologies.
Scope 1 emissions are presented on a gross basis.
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
Scope 3 emissions
This report provides Scope 3 emissions associated with our energy product sales. Emissions were consolidated using the equity boundary approach. Under this approach, we reported the share of emissions from energy products sold by Shell, including those sourced from third parties.
Emissions from Scope 3, Categories 1, 3, 9 and 11, related to the sale of energy products, are the most significant categories for Shell. Emissions from the use of our energy products (Category 11) form the largest component of the indirect Scope 3 emissions we report. As we sell more products than we produce or refine ourselves, the emissions associated with the products we purchase from third parties are also material, as reported under Category 1 for hydrocarbon products, such as oil products, gas and LNG, and Category 3 for power. Although quantitatively less significant, emissions reported under Category 9 are significant to Shell for consistency with the boundaries of our NCI. Other Scope 3 categories have been assessed to be quantitatively and qualitatively insignificant.
The calculation of Scope 3, Category 11 emissions uses energy product sales volumes data, disclosed in this report where relevant. These sales volumes exclude certain contracts held for trading purposes and are reported net rather than gross. Business-specific methodologies have been applied to net volumes of oil products, pipeline gas and power. Paper trades that do not result in physical product delivery are excluded. Retail sales volumes from markets where Shell operates under trademark licensing agreements are not included in the sales volumes reported by Shell and are therefore excluded from Scope 3 emissions.
Scope 3, Category 1 – purchased goods and services
This category includes well-to-tank emissions from purchased third-party unfinished and finished energy products excluding electricity (which is reported separately under Category 3: fuel and energy-related activities and not included in Scope 1 or 2). Emissions from purchased non-energy products are not included.
Emissions in this category are estimated using well-to-tank emission factors for crude oil, natural gas, refined oil products (such as gasoline, and diesel), LNG and biofuels. Because the emission factors include transport, we do not estimate emissions from the transport of purchased third-party products separately.

111	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Less emissions | Our climate-related metrics, targets and ambition continued
Scope 3, Category 3 – fuel and energy-related activities (not included in Scope 1 and 2)
This category includes well-to-wire emissions from purchased third-party electricity sold by Shell, calculated using a market-based method. Emissions are not adjusted for any potential double-counting of sold natural gas that may have been used for generating this electricity.
This category does not include:
￮indirect emissions from the generation of imported energy (steam, heat or electricity consumed by our assets) – these emissions are reported separately as Scope 2 emissions; and
￮well-to-tank emissions from purchased electricity, steam and heat consumed by our assets (i.e. Scope 3 emissions from the extraction, refining and transport of primary fuels before their use in the generation of electricity or steam).
Scope 3, Category 9 – downstream transport and distribution
This category includes estimated emissions from the transport and distribution of energy products produced or refined by Shell. It does not include the emissions associated with transporting third-party products, which are included in Scope 3, Category 1. To avoid double-counting across emission scopes, emissions from transport activities which are already included in our Scope 1 and 2 equity emissions are excluded from this category.
Scope 3, Category 11 – use of sold products
This category includes estimated emissions from the use of sold energy products, such as LNG, GTL, pipeline gas, refined oil products and biofuels. These emissions relate to products manufactured and sold by Shell and third-party products sold by Shell.
This category does not include non-energy products that may have been combusted during use (e.g. lubricants).
Biogenic emissions
CO2 emissions from biogenic sources related to the combustion of sold biofuels are estimated but, in line with GHG Protocol guidance and ISO 14064-1:2018, not included in Scope 3, Category 11. Methane and nitrous oxide emissions from biogenic sources are included in Scope 3, Category 11.
It is assumed that the presence of biogenic emissions associated with other Scope 3 categories is negligible.
Customer emissions from the use of our oil products
Our ambition to reduce customer emissions from the use of our oil products is a subset of Scope 3, Category 11 emissions, focusing on the use of refined oil products.
We measure these emission reductions compared with a 2021 baseline. The 2021 baseline may be recalculated in the event of a revision of our sales of oil products or in the event of other changes to emission factors subject to a 2% cumulative threshold.
Metrics and targets in respect of climate-related environmental risks
We monitor physical risk exposures, whether climate-related or not, water use, emissions to air and water, biodiversity and waste generated from our operations. Where relevant, we may manage our environmental performance by establishing specific targets.

See "Environment" on pages 135-137.

Targets used by Shell to manage climate-related risks and opportunities and performance against targets
Our response to the energy transition risk focuses on decarbonising our value chain. This section sets out our climate targets, which are focused on reducing our NCI and our absolute emissions, as presented on pages 113-114. Shell's material climate-related risks and opportunities are set out in the "Climate-related risks and opportunities identified by Shell over the short, medium and long term" section on pages 92-96.
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
We believe that the total net absolute emissions included in our NCI peaked in 2018 at 1.7 gigatonnes of carbon dioxide equivalent (GtCO2e).
We are seeking to reduce emissions from our own operations, including the production of oil and gas. More than 90% of the total emissions we include within our NCI boundary are indirect emissions associated with the purchase of third-party products and with the end-use emissions of energy products we sell, so we are also working with our customers to support them in transitioning to low-carbon products and services.
In October 2021, we set targets to:
￮reduce Scope 1 and 2 absolute emissions from assets and activities under our operational control (including divestments) by 50% by 2030 compared with the 2016 baseline, on a net basis;
￮maintain methane emissions intensity for operated oil and gas assets below 0.2% and achieve near-zero methane emissions intensity by 2030; and
￮eliminate routine flaring from our upstream-operated assets by 2025. In March 2024, we clarified that this target was subject to the completion of the sale of SPDC.

112	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Less emissions | Our climate-related metrics, targets and ambition continued
In March 2024, we set revised targets to reduce the NCI of the energy products we sell by 9-13% by 2025, 15-20% by 2030 and 100% by 2050, compared with a 2016 baseline.
The NCI metric measures the pace of transition by tracking our progress in reducing the overall carbon intensity of the energy products sold by Shell. NCI measures emissions associated with each unit of energy we sell, compared with a 2016 baseline. It reflects changes in sales of oil and gas products, and changes in sales of low-carbon products, such as biofuels and renewable electricity. Unlike Scope 1 and 2 emissions, reducing the NCI of the products we sell requires action by both Shell and our customers, with the support of governments and policymakers to create the right conditions for change.
In March 2024, we set an ambition to reduce customer emissions from the use of our oil products (Scope 3, Category 11) by 15-20% by 2030 compared with 2021 [A]. This level of ambition is in line with the EU's climate goals in the transport sector, which are among the most progressive in the world. Achieving this ambition means reducing sales of oil products compared with our 2021 baseline, as we support customers to move to electric mobility and low-carbon fuels, such as biofuels.
[A]Customer emissions from the use of our oil products (Scope 3, Category 11) were 517 million tonnes CO2e in 2023 and 569 million tonnes CO2e in 2021.
In the short and medium term, we have set climate targets for emissions that we are able to control, namely our Scope 1 and 2 emissions, methane emissions and flaring. We have also set climate-related targets and an ambition for emissions that are outside our control. These include our ambition to reduce the Scope 3, Category 11 customer emissions from the use of our oil products, and our target to reduce the NCI of the energy products we sell.
Setting targets for NCI
Shell's target is to become a net-zero emissions energy business by 2050. We also have short-, medium- and long-term targets to reduce the carbon intensity of the energy products we sell, measured using our NCI metric. We believe these targets are aligned with the more ambitious goal of the Paris Agreement, which is to limit the rise in global average temperature this century to 1.5°C above pre-industrial levels. There is no established standard for aligning an energy supplier's decarbonisation targets within this goal. For this reason, we have defined our NCI target using 1.5°C scenarios developed for the IPCC's AR6.
We start with the complete set of 1.5°C scenarios and then exclude scenarios which are too reliant on carbon removals or the use of bioenergy before removing outliers. We then calculate an emissions intensity for each scenario which is comparable to our own NCI. Finally, we produce a 1.5°C pathway based on the reductions in emissions intensity over time. We have chosen to use a range instead of any individual scenario to better reflect the uncertainty of the energy transition.
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

Shell's NCI targets
Progress towards our Scope 1 and 2 target
The chart below shows our progress since 2016 in reducing our Scope 1 and 2 emissions and gives an indication of how we expect to achieve our target in 2030. The actions we take to achieve our target will depend on the evolution of our asset portfolio and the continued development of technologies which reduce carbon emissions. We expect that, on a net portfolio basis, reductions predominantly from abatement projects, including CCS and electrification, may outweigh increases in our Scope 1 and 2 emissions from new investments between 2025 and 2030. Our investments in producing low-carbon energy will increase our Scope 1 and 2 emissions, while reducing the NCI of the products we sell. Subsequent reductions in our emissions are reflected in the mechanisms outlined below and reflect an expected path to meeting our target by 2030.
To decarbonise our operations, we are focusing on:
￮using more renewable electricity to power our operations;
￮developing CCS for some of our facilities;
￮improving the energy efficiency of our operations; and
￮making portfolio changes such as acquisitions and investments in low-carbon intensity projects, decommissioning facilities and divesting assets, while sustaining our oil production.
If required, we may choose to use high-quality carbon credits to offset any remaining emissions from our operations, in line with the carbon mitigation hierarchy of avoid, reduce and compensate.

113	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Less emissions | Our climate-related metrics, targets and ambition continued

Working to reduce our absolute Scope 1 and 2 emissions
Scope 1 and 2 emissions in million tonnes CO2e [A] [B]
[A]The 2016 baseline may be recalculated if an acquisition or a divestment has an impact of more than 10% on total Scope 1 and 2 emissions.
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
[B]Expected growth of our integrated power business and increasing sales of renewable power.
[C]Effect of proportionally lower sales of oil products and higher sales of natural gas and LNG. Emissions associated with gas and LNG are lower than those of oil products.
[D]Sales of low-carbon fuels, such as biofuels, and development of hydrogen.
[E]CCS reduces carbon emissions by capturing them at source.
[F]Can be used to offset remaining carbon emissions, particularly in hard-to-abate sectors such as aviation and industries including cement and steel.

114	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Less emissions | Our climate-related metrics, targets and ambition continued
Linking Shell's emissions targets to remuneration
We have established remuneration structures to support us in reducing our operational emissions and to support customers in reducing their emissions. The majority of employees participate in the discretionary annual bonus arrangements, which are based on the Group scorecard. Our annual bonus scorecard and Performance Share Awards (PSA) include "Shell's journey in the energy transition" performance metrics, which are designed to align with Shell's Operating Plan and longer-term strategic ambitions.
PSA will be awarded to Executive Directors and around 3,000 other employees across the Group.

See "Directors' Remuneration Report" on pages 169-175.

Energy transition performance condition and the vesting of the 2023 LTIP and PSP awards
For 2023 share awards, assessment of performance is based on Net Carbon Intensity (NCI) reduction against the 2016 base year and supporting strategic themes of reducing Scope 1 and 2 emissions; building a renewable power business; growing new low-carbon energy offerings; and developing emission sinks and offsets. Overall, it was determined that the energy transition performance condition (accounting for 25% of the LTIP award and 12.5% of the PSP award) should vest at 120% of target. See "2023 share award energy transition performance condition: outcome" on pages 182-184 for more information.

See "Annual Report on Remuneration" on pages 176-192.

Energy transition performance condition in the 2025 PSA
For the 2025 PSA, the Shell's journey in the energy transition performance condition had a weighting of 25%. Determination of the extent to which awards will vest will be based on its holistic assessment of progress towards reducing emissions from our operations and supporting our customers to reduce their emissions.
Energy transition performance condition for 2026 PSA
For the 2026 PSA, the Shell's journey in the energy transition performance condition has a weighting of 20% and retains the same performance assessment framework as for 2025. The REMCO's determination of the vesting outcome will be based on its holistic assessment of progress towards reducing emissions from our operations and supporting our customers to reduce their emissions. This will be based on our climate-related targets for our own operations as follows:
￮halving Scope 1 and 2 emissions by 2030 under operational control on a net basis (2016 baseline); and
￮maintaining methane emissions intensity below 0.2% and achieving near-zero methane emissions intensity by 2030.
The REMCO will also take account of progress in developments that support the energy transition to 2030 and beyond, such as the development of our Power business (including renewables), lower carbon intensity LNG production using, for example, CCS and renewable power, and low-carbon solutions, such as biofuels, electric vehicle charging, hydrogen and CCS. The REMCO will take into account progress towards achieving a 15-20% reduction in NCI by 2030 (2016 baseline), a 15-20% reduction in customer emissions from the use of our oil products by 2030 (2021 baseline) [A], as well as Shell's wider performance in accelerating the energy transition, e.g. demonstrating leadership and advocacy in standard setting, alongside any other factors that the REMCO considers relevant.
[A]This ambition was set in March 2024. Customer emissions from the use of our oil products (Scope 3, Category 11) were 517 million tonnes CO2e in 2023 and 569 million tonnes CO2e in 2021.

See "Annual Report on Remuneration" on page 191 for more information on the proposed performance framework.

Climate-related targets in the annual bonus scorecard
Delivering on our climate-related targets and ambition is part of the annual bonus scorecard, which helps determine annual performance bonus outcomes for senior management and the majority of Shell's employees.
The measures included in the annual bonus scorecard are shown in the table below.

2025 scorecard: Shell's journey in the energy transition

		2025 Target	2025 Performance	2025 Status
LNG volumes [A]	million tonnes per annum	27.5	28.4	Above target
Reducing operational emissions	thousand tonnes of CO2e	1,050	1,238	Above target
Supporting customer decarbonisation [B]	Number of EV charge points	80,000	83,493	Above target
[A]Equity liquefaction.
[B]For the purpose of the scorecard, the number of electric vehicle (EV) charge points in the supporting customer decarbonisation metric was adjusted to exclude 4,407 electric vehicle charge points divested effective January 2, 2026
The Shell's journey in the energy transition metric reflects progress on our longer-term strategic ambitions. The overall score was above target for the year.
LNG volumes [B]: Performance is measured based on liquefaction volumes. Our score for LNG liquefaction volumes in 2025 reflects strong operational performance across most Integrated Gas assets and a maintenance programme with no major delays.
[B] Equity liquefaction.
Reducing operational emissions: We achieved a significant reduction in operational emissions from abatement, renewable energy, and permanent shutdowns or conversions ("right-sizing"). The main contributors were multiple transformation projects in Rheinland in Germany (Chemicals and Products), compressor electrification in Canada (Integrated Gas) and catalyst improvements in Qatar (Integrated Gas).
Supporting customer decarbonisation: We have continued to expand our network of electric vehicle charge points, mainly driven by growth in China and Ubitricity's portfolio. The business is focused on building a leaner, more profitable e-Mobility network to deliver long-term success.
2026 scorecard: Shell's journey in the energy transition
Given the evolution of the business, and the shift in focus to value over volume, the supporting customer decarbonisation metric will move from assessing the number of electric vehicle charge points to electric vehicle charging gross margin growth.

See "Annual Report on Remuneration" on page 180.

115	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Less emissions
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
Reporting on this operational control basis differs from that applied for financial reporting purposes in the "Consolidated Financial Statements".
See "Basis of preparation – absolute Scope 1, 2 and 3 emissions" on page 111.

GHG emissions in million tonnes of CO2 equivalent

(operational control boundary)	2025	2024	2023
Scope 1 emissions (gross) [A]
Shell	46	50	50
UK including offshore area	1.6	1.6	1.7
Scope 2 emissions (gross)
Market-based [B]
Shell	7	8	7
UK including offshore area	0.06	—	—
Location-based [C]
Shell	7	8	8
UK including offshore area	0.04	0.04	0.04
Shell GHG intensity in tonnes per tonne
Shell GHG intensity [D]	0.27	0.27	0.27
[A]Emissions from the combustion of fuels and the operation of our facilities, calculated using global warming potential (GWP) factors from the IPCC's Fifth Assessment Report.
[B]Emissions from the purchase of electricity, heat, steam and cooling for our own use globally, calculated using a market-based method as defined by the GHG Protocol Corporate Accounting and Reporting Standard.
[C]Emissions from the purchase of electricity, heat, steam and cooling for our own use, calculated using a location-based method as defined by the GHG Protocol Corporate Accounting and Reporting Standard.
[D]In tonnes of total Scope 1 and 2 gross emissions per tonne of crude oil and feedstocks processed and petrochemicals produced in downstream manufacturing and oil and gas available for sale, LNG and GTL production in Integrated Gas and Upstream.
Data inputs used in the calculation of Shell's GHG intensity are as follows:

Inputs used for calculating Shell's GHG emissions intensity

(operational control boundary)		2025	2024	2023
A	Scope 1 emissions (gross) [A]	46	50	50
B	Scope 2 emissions (gross) [A]	7	8	7
C=A+B	Total Scope 1 and 2 GHG emissions (gross) [A]	53	58	57
D	Total oil and gas production available for sale [B]	101	114	111
E	Refinery crude and feedstock processed [B]	54	60	62
F	Chemicals total production [B]	21	25	21
G	LNG production [B]	11	12	10
H	GTL production [B]	7	6	6
I=D+E+F+G+H	Total Upstream, Integrated Gas and Downstream activity [B] [C]	193	217	210
J=C/I	Shell GHG intensity [D]	0.27	0.27	0.27
[A]In million tonnes CO2 equivalent.
[B]In million metric tonnes of production. The production data in this table (operational control basis) are not directly comparable with the production data reported elsewhere in this Report (reflecting the sum of production under financial control and share of joint ventures and associates).
[C]Split may not add up to the total due to rounding.
[D]In tonnes of CO2 equivalent per tonne of production.
Energy use in our operations
The energy consumption data provided below comprise own energy, generated and consumed by our facilities, and energy purchased (electricity, steam and heat) by our facilities for our use.
Energy consumption data reflect primary (thermal) energy (including the energy content of fuels used to generate electricity, steam, heat and mechanical energy). This includes energy from renewable and non-renewable sources.
Own energy generated is calculated by multiplying the volumes of fuels consumed for energy purposes by their respective lower heating values. Own energy generated that is exported to third-party assets or to the power grid is excluded.
Thermal energy for purchased and consumed electricity is calculated using actual electricity purchased multiplied by country-specific electricity generation efficiency factors from International Energy Agency (IEA) statistics.
Thermal energy for purchased and consumed steam or heat is calculated from actual steam or heat purchased multiplied by a supplier-specific conversion efficiency, or a generic efficiency factor where supplier-specific data are not available.

116	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Less emissions | Other regulatory disclosures continued
Our energy consumption decreased from 212 billion kilowatt-hours (kWh) in 2024 to 189 billion kWh in 2025.

Energy consumption in billion kWh

	2025	2024	2023
Own energy generated and consumed
Shell	159	179	174
UK including offshore area	6.1	6.2	6.1
Purchased and consumed energy
Shell	30	33	31
UK including offshore area	0.3	0.2	0.2
Energy consumption
Shell	189	212	205
UK including offshore area	6.4	6.4	6.3
In 2025, we implemented a variety of measures to reduce the energy use and increase the energy efficiency of our operations. Examples of these are listed below (with estimated total savings of around 830 million kWh in 2025):
￮At our GTL asset in Qatar: improvements to catalyst performance which resulted in reduced generation of off-gas leading to lower energy consumption.
￮At our Prelude site in Australia: implementation of advanced process control for liquefaction.
￮At our upstream operations in the UK: reduction of the glycol recirculation rate while still meeting dewpoint specification on an offshore platform.
￮At our Sarawak and Sabah assets in Malaysia: installation of Electronic Fuel Monitoring Systems on standby vessels improving energy efficiency and reducing fuel consumption.
￮At our Shell MDS site in Malaysia: project to use off-gas previously flared thereby reducing natural gas consumption.
￮At our Rheinland site in Germany: optimization of the heater gas control system allowing the switch from natural gas to heating gas.
Corporate Sustainability Reporting Directive (CSRD) and the EU Taxonomy Regulation
The EU Taxonomy Regulation is a classification system for determining when an economic activity can be considered environmentally sustainable according to EU standards. It aims to encourage investment in a low-carbon economy by creating common definitions of sustainability and mandatory disclosures to help investors make informed decisions.
In anticipation of the transposition by the Netherlands of the EU CSRD into national law, Shell's Sustainability Statements for the year ended December 31, 2025 are presented on a voluntary basis. Shell plc will come fully into scope of the EU Taxonomy Regulation upon the transposition of the CSRD by the Netherlands into law. The CSRD extends the EU Taxonomy Regulation's reporting obligations to third-country issuers that are listed on European exchanges.

See "EU Taxonomy disclosure" on pages 310-316.

117	Shell	Form 20-F 2025

Strategic Report | Performance in the year

Our foundations
We care about each other, our work, and about doing business the right way.
Our core values of honesty, integrity and respect for people, and our focus on safety, people and sustainability, form the foundations of Shell. We are guided by the Shell General Business Principles and our Code of Conduct. Our approach to sustainability takes into account the impacts, risks and opportunities related to climate, environment, safety, ethics, people and communities.
Safety is central to what we do, reflected in our Goal Zero ambition to do no harm to people and to have no leaks across our operations. Our people are key to our success and we expect everyone who works for us to behave according to our values. As well as providing vital energy, our activities contribute to economies and communities through job creation, spending on goods and services, and through the payment of taxes and royalties to governments. We believe business succeeds only when it respects the environment and the communities within which it works. We seek to manage our impact on communities, while working to protect the environment, increase reuse and recycling, support biodiversity and use resources efficiently.

119	Our approach to sustainability
126	Safety
129	Our people
133	Our contribution to society
135	Environment
138	Living by our values

118	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Our Foundations

Our approach to sustainability

For almost three decades, our commitment to contribute to sustainable development has been part of the Shell General Business Principles. We embed this commitment into our business processes and decision-making, supported by governance structures, policies and operating standards.
Our approach to sustainability takes into account the impacts, risks and opportunities related to climate, environment, safety, ethics, people and communities. This is underpinned by the Shell Commitment and Policy on Health, Security, Safety, the Environment and Social Performance (HSSE & SP), and our Safety, Environment and Asset Management (SEAM) Standards, which are part of the Shell Performance Framework.
In anticipation of the transposition by the Netherlands of the EU Corporate Sustainability Reporting Directive (CSRD) into national law, Shell's Sustainability Statements for the year ended December 31, 2025 are presented on a voluntary basis. The CSRD requires certain European and non-European companies (including Shell plc due to its listing on Euronext Amsterdam) to make disclosures on environmental, social and governance topics in accordance with reporting standards set out in the European Sustainability Reporting Standards (ESRS).

Photo: Executive Committee and Board visit to Australia, 2025.
Governance
Board oversight of sustainability including
climate-related impacts, risks and opportunities
Our governance framework is designed to effectively support our strategy, which is to deliver more value with less emissions, underpinned by our focus on safety, people and sustainability.

See "Our strategy" on pages 20-22.

We describe Shell's overall governance framework on pages 149-153 and provide information on the roles of the Board of Directors, Board Committees and the Executive Committee (EC).
The Board has primary oversight of the delivery of Shell's strategy and monitors performance against our longer-term business targets. This includes the management of sustainability-related impacts, risks and opportunities.
The Board periodically reviews our energy transition plans and oversees their implementation and delivery. In March 2024, we published our Energy Transition Strategy 2024, as endorsed by the Board, which included our climate-related targets and ambition. At Capital Markets Day in March 2025, we maintained our commitment to deliver more value with less emissions, with no changes to our climate-related targets and ambition. The progress on these climate-related targets and ambition can be found in "Our climate-related metrics, targets and ambition" on pages 104-115.
In 2025, the Board considered sustainability-related matters throughout the year, such as the assessment of sustainability-related risks and the effectiveness of corresponding risk management activities. The Board also challenged and endorsed the operating plan, with consideration of major capital expenditures, acquisitions and divestments. In 2025, the Board convened 10 times and continued to oversee our strategy and sustainability initiatives, including at the Board offsite days in June 2025.
The nature of topics discussed by the Board in 2025 can be found in "Board activities" on page 148. A full description of sustainability-related principal risks can be found in the "Risk factors" on pages 23-32.

119	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Our Foundations | Our approach to sustainability continued
Board committees
The Board is supported by four standing committees: the Sustainability Committee (SUSCO), the Remuneration Committee (REMCO), the Audit and Risk Committee (ARC) and the Nomination and Succession Committee (NOMCO). Sustainability-related matters are considered by the Board or the relevant committee, as appropriate. Committees, comprising Non-executive Directors, provide regular updates to the Board, including from committee meetings and stakeholder engagements.
The SUSCO assists the Board in fulfilling its responsibilities by providing oversight of emerging trends related to disclosed sustainability impacts, risks and opportunities, excluding carbon and safety (which remain matters for the Board). The SUSCO also performs such further functions related to sustainability, including undertaking deep dives on sustainability topics, as the Board and Committee may agree. The SUSCO met four times in 2025, with sustainability-related matters discussed at each meeting. Details on focus areas and meetings in 2025 can be found in the SUSCO report on pages 157-158.
The REMCO develops the remuneration policy and schemes for Executive Directors, EC members and the majority of Shell's employees. It also sets performance conditions designed to challenge and support the EC in meeting our strategy of more value with less emissions, underpinned by our focus on safety, people and sustainability. The REMCO met six times in 2025, with sustainability-related matters relevant to remuneration being regularly addressed. Details of the REMCO's focus areas and meetings in 2025 can be found in the Directors' Remuneration Report on pages 169-175.
The NOMCO leads the process for appointments to the Board and Senior Management and oversees the development of a diverse succession line of candidates. The NOMCO also reviews the Company's policy, targets and strategy on diversity, equity and inclusion (DE&I), and monitors the effectiveness of these initiatives. The NOMCO met four times in 2025, with sustainability-related matters regularly addressed. Details on the NOMCO's focus areas and meetings in 2025 can be found in the NOMCO report on pages 154-156.
The ARC assists the Board in fulfilling its oversight responsibilities in areas such as the effectiveness of our risk management and internal control framework. The ARC also provides oversight in respect of material reporting disclosures in the Company's annual reports, half-yearly reports and quarterly results releases. Significant issues identified by the business or functional owners are escalated to and reviewed by the ARC as required. The ARC met seven times in 2025, with sustainability-related matters regularly addressed. Details on the ARC's focus areas and meetings in 2025 can be found in the ARC report on pages 159-168.
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
In respect of 2025 outcomes, Shell's safety and energy-transition-related performance metrics each form 15% of the annual bonus scorecard. A metric for "Shell's journey in the energy transition" forms 25% of the long-term incentive awards for Executive Directors and senior executives and 12.5% for all other employees.
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
￮The Strategy and Investment Committee (SIC) was established in June 2025 and supersedes the Capital Investment Committee. The SIC is the decision forum for material capital investment decisions with the aim of optimising capital allocation and ensuring active stewardship of the portfolio in service of delivering our strategy. The SIC reviews each investment opportunity that, due to its size or risk profile, is subject to approval by the CEO or the Board. These reviews ensure that risk-reward trade-offs and other defined criteria (including carbon emissions impacts) are embedded in investment decision-making. This committee is made up of senior executives, including the CEO, CFO and individual business presidents.
￮The Carbon Reporting Committee (CRC) is sponsored by the CFO and includes senior management representatives focusing on climate-related matters from across the businesses and key functions such as Safety, Environment and Asset Management (SEAM), Finance, Legal, Information Technology and Strategy. The CRC is responsible at the Group level for the Carbon Reporting Control Framework, the calculation methodologies and reporting of GHG emissions metrics, and the review and approval of external GHG-related disclosures to ensure compliance.
￮The Sustainability Management Committee (SMC) is sponsored by the CFO and includes senior management representatives with exposure to material sustainability areas from the businesses and functions, including Supply Chain, Finance, Legal and Human Resources. The SMC aims to provide an integrated approach to sustainability by addressing cross-business risks and dilemmas, and driving the co-ordination, simplification and performance improvement of environment and people sustainability topics, focusing on regulatory compliance and value protection and creation. The SMC also maintains a forward view on emerging themes to ensure Shell's future competitiveness and resilience through the energy transition.
In addition to these committees, our network of country chairs supports the delivery of Shell's objectives and the operating plan (including sustainability-related initiatives) and supports preserving integrated country value with a long-term perspective. They lead Shell's reputation management, policy and advocacy ambitions in country, and ensure an integrated, local stakeholder engagement plan is maintained and implemented.
Business assurance
Each EC member must submit an annual assurance letter to the CEO that their business or function's activities have been conducted in accordance with the requirements set out in our Commitment and Policy on HSSE & SP and our SEAM Standards. This assurance includes an assessment of the effectiveness of our internal controls in managing sustainability-related risks.
Independent assurance
Shell Internal Audit and Investigations (SIAI) provides independent assurance of sustainability-related risks as part of its broader mandate and advises management and the Board on the effectiveness of internal controls. For further information, see "Internal Audit" on page 165.

120	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Our Foundations | Our approach to sustainability continued
Management's role in assessing and managing sustainability including climate-related impacts, risks and opportunities

Sustainability including climate governance
[A] President, Projects & Technology was responsible for SEAM Standards, supply chain, major projects and technology development in 2025 and up to the leave date of February 28, 2026.

121	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Our Foundations | Our approach to sustainability continued
Processes by which management is informed about sustainability including climate-related issues
We have several processes to help ensure that management teams can effectively monitor and manage sustainability matters. Our response to the evolving risk outlook requires transparency and clarity around our plans and actions to achieve our sustainability targets.
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
Policies and standards
Our commitment to contribute to sustainable development has been part of the Shell General Business Principles (SGBP) since 1997. These principles are supported by our Code of Conduct [A], which describes the behaviours expected of our employees with regard to sustainability-related matters including HSSE & SP, human rights and equal opportunities.
[A]In January 2026, we introduced the refreshed Code of Conduct.
The Shell Performance Framework (SPF) is the overarching framework adopted by Shell to deliver on its strategy and business objectives. It applies to all Shell companies and provides a consistent approach for how each company in Shell operates. It includes our risk management and internal control framework to support adherence to the SGBP and Code of Conduct.

See "Living by our values" on pages 138-139 and "Shell Performance Framework" on page 151.

Shell's policies and standards aligned with the Shell Performance Framework (SPF)
Commitment and Policy on HSSE & SP
The Shell Commitment and Policy on HSSE & SP is a set of core principles intended to ensure the health and safety of our workforce, minimise environmental impact, respect our neighbours and contribute to sustainable development.
SEAM Standards
We implement the Commitment and Policy on HSSE & SP through a set of five standards under the SPF collectively referred to as the Safety, Environment and Asset Management (SEAM) Standards. The SEAM Standards require the businesses, projects and assets we operate to identify and manage impacts, risks and opportunities so their activities can be carried out in a safe, environmentally responsible and consistent way.
We aim to comply with all regulations and follow the requirements set out in our SEAM Standards to develop suitable governance structures and mitigation strategies designed to prevent HSSE risks from materialising. We use metrics and assurance processes to give us confidence that our systems and processes are working as intended and highlight areas of risk before incidents happen. Further, if an HSSE risk materialises, we aim to ensure that we avoid the worst possible consequences and have ways to remediate any environmental damage. For example, our standards describe the key controls required to ensure safe production and equipment care, and the types of skills and training that are required for relevant employees. They also describe emergency response plans to be followed should an incident occur.
Each project, asset or business is accountable to assess which mandatory requirements are relevant based on their objectives, risk profile and activities, and to apply these via their local management system. The requirements are designed to be outcome-based -- meaning they define the desired results and allow the business to determine a fit-for-purpose process to achieve them. They are supported by practice documents, which share best practices for implementation, as well as assurance protocols to assist in testing the health of controls.

122	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Our Foundations | Our approach to sustainability continued
The requirements align with industry standards where practicable. Where applicable, we follow the most stringent of either our SEAM Standards or local regulations. In some cases, where no local regulation exists, our standards set mandatory requirements based on internationally accepted standards or practices.
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
Carbon, Environment, Social Performance, Product Stewardship and Quality
Transport Safety
Supported by Practices, Assurance Protocols and the Improvement Cycle

HSSE & SP and Asset Management Foundations
This standard includes requirements intended to manage the common elements of our processes and management systems. These include our assurance processes, HSSE & SP risk management practices, impact assessment, contractor HSSE management, performance monitoring and reporting, and learning and improvement, among others.
Carbon, Environment, Social Performance, Product Stewardship and Quality
This standard includes managing our decarbonisation targets, protecting biodiversity, preserving water quality, improving air quality and increasing circularity. It also covers the mitigation of social impacts arising from our business activities and management of any hazards associated with the products we make, buy, sell or handle.

See "Less emissions" on pages 89-117, "Our contribution to society" on pages 133-134 and "Environment" on pages 135-137.

Workplace Health, Safety, and Security
This standard is about protecting workers involved in our activities from potential health and safety hazards that may cause harm to them or others. It includes worker welfare and labour rights, and contains requirements intended to protect our people and assets from security threats.
Process Safety and Asset Management
This standard is about keeping hazardous substances contained in wells, pipes, tanks and vessels. In the SEAM Standards, we have integrated Asset Management work processes with Asset Integrity-Process Safety Management, which streamlines requirements and recognises the alignment of operating safely and optimising production in our assets.
Transport Safety
This standard is about reducing the safety risks posed during transport of people, products and materials by road, rail, sea or air.

See "Safety" on pages 126-128.

123	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Our Foundations | Our approach to sustainability continued

Sustainability including climate impact, risk and opportunity management
We use two key processes for assessing and managing sustainability including climate-related impacts, risks and opportunities — Impact Assessment and the Hazards and Effects Management Process (HEMP). These are covered in the HSSE & SP and Asset Management Foundations Standard in alignment with our broader risk management practice in the SPF. For more information on our risk management processes, see "Risk management" on page 31.
When planning projects, we conduct impact assessments, which help us to identify and assess a project's potential impact on the environment, people and communities. Once identified, we apply a mitigation hierarchy, which is a sequence of actions to manage potential risks. For example, in a biodiversity context, we seek to avoid, minimise, restore and offset.
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

Non-operated ventures
More than half of Shell's joint ventures are not operated by Shell. As per our SGBP, Commitment and Policy on HSSE & SP and our joint-venture requirements in the HSSE & SP and Asset Management Foundations Standard, we request non-operated ventures (NOV) to apply policies and principles materially equivalent to our own and, in relation to particular (higher-impact) risks, implement materially equivalent standards or standards acceptable to us. We do not have direct control over how these ventures embed sustainability in their operations, but we do seek to influence and offer support. We periodically evaluate sustainability, including climate-related impacts, risks and opportunities, within our NOVs, and if an NOV does not meet our expectations, we seek to influence it to implement performance improvement plans.

Sustainability including climate through the life cycle
Our principles, policies and standards regarding sustainability, including climate, extend across the entire lifespan of a project or the facility -- from initial design and construction or acquisition to operation over many years and, finally, divestment or decommissioning.
Acquisitions and divestments
Shell considers several factors, including regulations, sustainability and alignment with our strategy, in our review of potential new investment opportunities and divesting from existing opportunities. Sustainability factors, including emissions, are considered during the due diligence process for material acquisitions and divestments.
Before acquiring or divesting a business, we take care to assess the counterparty's financial strength; operating capabilities; policies governing HSSE & SP; ethics and compliance; and, where relevant, its approach to social performance.
For material divestment proposals, such reviews allow us to assess the potential purchaser's capability to manage the assets and surrounding environment in accordance with regulatory requirements and industry best practices, as well as the transition of sustainability-related responsibilities and commitments, as appropriate. Where applicable, we also share our existing emissions reduction plans in relation to compliance with regulations and commitments for the purchaser's consideration.
Decommissioning and restoration
Decommissioning is part of the normal life cycle of every asset. We aim to decommission assets, including wells, in a safe, cost-effective and environmentally responsible manner while meeting regulatory requirements. This includes restoring the sites of assets in line with relevant legislation, while taking our own environmental standards into account. We seek to reuse, repurpose and recycle materials in decommissioning. Current and non-current decommissioning liabilities and other provisions are accounted for on our balance sheet.

See Note 25 to the "Consolidated Financial Statements" on page 275.

Working with others
Shell understands the need to work with others to achieve our commercial, environmental and social goals. We engage with local communities and other stakeholders in all our activities. We listen to their ideas and the concerns they might have so these can be addressed in the design and operation of our assets.
Shell participates in external collaborations, industry associations and partnerships. We do this in compliance with antitrust rules and regulations. These engagements are a proven way to learn and share best practices, achieve specific objectives and build trust with the many different stakeholders who have an interest in Shell. Our key sustainability, including climate, partnerships include the International Union for the Conservation of Nature (IUCN), Ipieca (the global oil and gas industry association for advancing environmental and social performance across the energy transition), United Nations Global Compact, Business for Social Responsibility (BSR), Rocky Mountain Institute (RMI) and World Business Council for Sustainable Development (WBCSD). These organisations, and many others, help inform our thinking on sustainability including climate-related risks, opportunities and good practices.

124	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Our Foundations | Our approach to sustainability continued
Non-Financial and Sustainability Information Statement
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

TCFD disclosures index

TCFD Pillars	TCFD Recommended Disclosures	Reference
Governance	Describe the board's oversight of climate-related risks and opportunities	Board oversight of sustainability including climate-related risks and opportunities is described on page 119.
	Describe management's role in assessing and managing climate-related risks and opportunities	Management's role in assessing and managing sustainability including climate-related risks and opportunities is described on page 121.
Strategy	Describe the climate-related risks and opportunities the organisation has identified over the short, medium and long term	See page 92.
	Describe the impact of climate-related risks and opportunities on the organisation's business, strategy, and financial planning	See page 97.
	Describe the resilience of the organisation's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario	See page 98.
Risk Management	Describe the organisation's processes for identifying and assessing climate-related risks	Descriptions of the company's processes used to identify and assess risks, including climate-related risks, can be found on page 31 under the paragraphs "Risk identification" and "Risk assessment".
	Describe the organisation's processes for managing climate-related risks	Descriptions of the company's processes used to manage risks, including climate-related risks, are described on page 31 under the paragraphs "Risk Response" and "Management and Board risk reviews".
Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organisation's overall risk management
Our climate-related risk management process follows the approach set out by the Shell Performance Framework, ensuring that it is integrated into the Company's overall risk management processes, and is described on page 31 in the section "Risk Management".

Metrics and Targets	Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk-management process	See page 105.
	Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks	See page 105.
	Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets	See page 112.
Information that supports TCFD disclosures is indicated with .
[A]By this we mean the four recommendations and the 11 recommended disclosures set out in Figure 4 of Section C of the report titled "Recommendations of the Task Force on Climate-related Financial Disclosures" published in June 2017 by the TCFD.

125	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Our Foundations

Safety

As we implement our strategy, we will continue to focus on achieving our Goal Zero ambition: to do no harm to people and to have no leaks across operations. This goal lies at the very heart of our plans and our activities.
The nature of our operations exposes us to a wide range of safety risks. We plan and execute our work with the aim of preventing harm to people or leaks to the environment and to be prepared to respond if something goes wrong.
We seek to improve safety by focusing on the three areas where the safety risks associated with our activities are highest: personal safety, process safety and transport safety. We strive to reduce risks and to minimise the potential impact of any incident. We place a particular emphasis on the risks that could lead to the most serious consequences if they materialise.
We have adopted the International Association of Oil & Gas Producers (IOGP) Human Performance Principles, which is the industry standard for managing human performance to improve safety and productivity. Shell people are encouraged to apply a learner mindset, which embodies the belief that we can always improve, enhance individual capabilities, learn from mistakes and successes, and speak up freely without repercussions.
In practice, our approach to safety is about enhancing how we prepare for and conduct high-risk activities by:
￮improving our preparation and execution of front-line work, building an environment of trust and learning;
￮moving to industry-wide tools so that Shell and contractors work on the same basis to manage risks; and
￮using technology to reduce exposure and identify conditions that could lead to serious incidents.
It is also about capturing more insights by:
￮focusing on eliminating fatality and permanent impairment (FPI) incidents and learning from high-potential incidents where the most serious consequences that could have led to an FPI did not materialise;
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

See page 122 of "Our approach to sustainability".

Assurance activities play a key role for Shell in providing real-time feedback concerning the health of critical human and technical safeguards that help prevent a safety incident. Our assurance activities aim to verify the design and functioning of controls, validate the overall efficiency of risk management and highlight areas for improvement.
We report data in this section on a 100% basis for companies and joint ventures in which Shell is the operator, unless stated otherwise.
Technology and safety
We are using digitalisation and AI to gather and process data from our operations and to improve analysis and reporting. This enables us to act more quickly to ensure safe and efficient operations.
We continue to expand the deployment of T-Pulse, an AI-automated safety monitoring solution developed by Detect Technologies. T-Pulse uses closed circuit television (CCTV) to identify and report real-time safety issues, unsafe acts, conditions and potential leaks. These observations are used to inform the sites and enable them to take more focused preventative measures. Sites have achieved an average 70% reduction in the number of safety observations made by T-Pulse since the start of deployment. This includes categories such as line of fire and material handling.
We continue to roll out active fatigue and distraction detection (AFDD) devices across Shell-operated ventures and affiliated contractor vehicles, starting with high-risk countries then expanding to lower-risk ones. These devices, currently in use in 20 countries, monitor fatigue and distraction to help improve driving behaviour, provide feedback and generate insights that help us to improve operating practices. On average, we have seen a 25% reduction in the severe motor vehicle incident (SMVI) rate for heavy transport vehicles globally, compared to individual locations benchmarks prior to deployment.

126	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Our Foundations | Safety continued
Personal safety
We continue to focus on strengthening the safety culture and leadership among our employees and contractors. This aligns with our focus on care for people.
Our SEAM Standards establish requirements for managing occupational health and safety hazards that have the potential to result in harm to people. When our employees and contractors perform tasks, we expect them to consider the hazards that could potentially cause harm and the effectiveness of the barriers in place to prevent incidents and manage the consequences should an event occur. We establish and maintain competence management systems to help ensure people are competent to perform their roles and responsibilities.
We run safety awareness programmes and hold an annual global Safety Day to give employees and contractors time to discuss safety culture on the front-line and to reflect on how to prevent incidents and improve performance. In 2025, the focus was on "How I respond matters" because how each of us responds to concerns, dilemmas and errors sets the tone for our workplace and influences our culture. These responses can either lead to learning or diminish the opportunity to improve. Demonstrating care and responding positively to concerns encourages staff to raise issues and ideas in the future.
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
Our SEAM Standards set out our requirements for managing process safety risks, from identifying potential safety hazards to designing the controls that prevent them from occurring. Our standards require the use of barriers that operate independently of each other to reduce the likelihood of a release becoming catastrophic. Such barriers are designed so that if one fails, this does not lead to the failure of others.
In 2025, we continued to focus on standardising our risk assessment tools, improving human performance, working to mitigate process safety risks and moving from lagging indicators (measuring past outcomes) to leading indicators for future performance. With the implementation of the SEAM Standards, our assurance methodologies for process safety have been updated to provide more insight on the health of barriers designed to reduce the likelihood of leaks and mitigate any potential consequences should a leak occur.
We continue to learn from investigations into industry incidents and embed this knowledge into our process safety standards and training programmes.
Preparing for emergencies
We prepare and routinely practise our emergency response plans for potential events, such as spills or fires. This involves working closely with local emergency services and regulatory agencies to jointly test our plans and procedures. Shell requires key operating facilities to test their emergency response preparedness in accordance with regulatory requirements and in line with industry best practices. In 2025, we held large-scale emergency response exercises in Brazil, the Gulf of America, Brunei and Qatar.
We manage three regional Emergency Response Leadership Councils for the Americas; Asia-Pacific; and Europe, the Middle East and Africa. The councils bring together experts from different teams that need to be able to work together in case of emergencies. In 2025, the councils' annual regional conferences covered a variety of topics, such as lessons learned, fire dispersion modelling, cloud vapour ignition, drone application, rail response tactics and response preparedness.
Transport safety
Transporting large numbers of people, products and equipment poses safety risks. We seek to reduce these risks by developing best-practice standards within Shell. We also work with specialist contractors, industry bodies, non-governmental organisations and governments to find ways of reducing transport safety risks.
Road safety
In 2025, we continued to focus on strengthening our controls and implementing technologies that help us to better detect the conditions that can lead to incidents. Our SEAM Standards require Shell employees and contractors who are identified as driving on work-related business on public roads to undergo defensive driver training.
In 2025, Shell employees and contractors drove around 326 million kilometres on company business, equivalent to approximately 8,135 times around the world. Transport managed by contractors accounts for most of the kilometres driven. There were 14 SMVIs, including one fatality. An SMVI is defined as a motor vehicle incident resulting in a fatality, serious injury or a rollover of a vehicle.
Maritime safety
At the end of 2025, we managed and operated a global fleet of 23 tankers, LNG carriers and the world's first liquefied hydrogen carrier. We are one of the world's largest charterers of oil and gas vessels. We work with our global maritime partners through our Maritime Partners in Safety Programme to improve the safety performance of the shipping industry.
Aviation safety
Aviation safety is fundamental to protecting lives. Our aviation standards are aligned with the IOGP Air Transport Recommended Practices and include processes for identifying and managing risks across fixed-wing aircraft, helicopters and remotely piloted systems. In 2025, for Shell-operated ventures, our owned and contracted aircraft flew around 30,000 hours and carried around 212,000 Shell and contractor passengers to destinations around the world. In addition, remotely piloted aircraft completed flights on surveys, inspections, emissions surveillance, and security and incident response.

See shell.com for more information on transport safety.

Photo: Robert deep-water training centre, Louisiana, USA.

127	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Our Foundations | Safety continued
Working with others
We work with contractors and suppliers to help them understand our safety requirements. We strive to improve the energy industry's safety performance by sharing safety standards and experience with other operators, joint-venture partners, contractors and professional organisations.
Executives from Shell and our major contractor companies have collaborated on Shell's contractor safety leadership programme since 2014. The programme seeks to identify strategies and practical ways to foster a shared safety culture and achieve our Goal Zero ambition of no harm and no leaks. The current multi-year focus is "Learning from Normal Work".
Safety performance
Tragically, four of our contractor colleagues in Shell-operated ventures lost their lives in incidents in 2025 while working for us. One contractor colleague who sustained burn injuries in a flash fire at our EcoOils facility in Malaysia in February 2025 passed away later that month. A contractor colleague working on a mobile drilling rig in Malaysia was trapped by a hydraulic watertight door and lost his life in April 2025. Another contractor colleague in Argentina died when the minivan he was travelling in was hit by a third-party vehicle in July 2025. In November 2025, a contractor colleague died as result of falling from a height from a crane cabin on a contracted drilling rig in the North Sea.
Shell is profoundly impacted by this loss of life. We are committed to learning from these incidents, and we aim to take the necessary measures to prevent anything similar from happening again. We continue to work closely with our contractors to help build a strong safety culture at the front-line.
We have adopted the IOGP metrics of fatality and permanent impairment (FPI) and FPI frequency (FPI-F) to measure our safety performance. FPI is defined as the outcome of work-related injury from which the person cannot or is not expected to return to their previous whole person function as a result of an acute single incident. FPI-F is calculated by dividing the number of employee and contractor FPIs by 100 million working hours. Analysing FPIs enables us to focus our investigations on the most serious incidents. The aim is to collect and analyse relevant, high-quality data that can help us improve our efforts to prevent serious injuries and fatalities.

See The REMCO's reflections on safety on page 179.

In 2025, the number of FPIs was 8, compared with 8 in 2024. The
FPI-F was 2.1 cases per 100 million working hours compared with 1.7 in 2024. The number of FPIs for 2024 was revised from 7 to 8, as an incident which occurred in 2024 was confirmed in 2025 as having caused permanent impairment. The resulting FPI-F was revised from 1.5 to 1.7.
We measure our process safety performance through Tier 1 and 2 events. A Tier 1 process safety event is an unplanned or uncontrolled release of any material from a process, including non-toxic and non-flammable materials, with the greatest actual consequence resulting in harm to employees, contract staff or a neighbouring community, damage to equipment or exceeding a defined threshold quantity. A Tier 2 process safety event is a release of lesser consequence.
The number of Tier 1 and 2 operational process safety events in 2025 showed a decrease compared with 2024. There were 62 events reported during the year compared with 89 in 2024 (revised from 90 reported in 2024 as an incident initially classified as Tier 2 was reclassified following the investigation as not meeting Tier 2 criteria). This reduction reflects our efforts to enhance process safety competence at the front line and increased leadership focus, along with asset-specific plans to reduce Losses of Primary Containment (LOPC). We remain vigilant and committed to sustaining our progress.
A well control incident is defined as a non-compliance with the requirement that well operations be executed under the protection of at least two barriers for each potential flow path. In 2025, there were no Level 1 or Level 2 well control incidents in Shell-operated ventures. This is the fourth consecutive year without a Level 1 or Level 2 well control incident, since we began reporting these data in 2022.
As part of our learner mindset approach, we investigate serious incidents so we can understand the underlying causes, including technical, behavioural, organisational and human factors. We share what we learn, internally and with contractors. We implement mitigations at the site of the incident as well as at a country or business level where appropriate. We seek to turn investigation findings into improved standards or better ways of working that can be applied across similar facilities.
Security
Our operations expose us to criminality, civil unrest, activism, terrorism, cyber disruption and acts of war that could have a material adverse effect on our business. Our security risk mitigations follow the principles of "deter, detect, delay and respond". We strengthen the security of our assets, people and operations to reduce our exposure as appropriate, for example by conducting site security risk assessments, using journey management plans and performing travel risk assessments. We also invest in information risk management capabilities and crisis management and business continuity measures.
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

128	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Our Foundations

Our people

Our people are essential to our strategy of delivering more value with less emissions. As we build our performance culture, we want our people to feel valued and respected, with a strong sense of belonging.
We are transforming Shell to be a leaner, more competitive organisation as we focus on performance, discipline and simplification across our organisation. Simultaneously, we are building a performance culture that we believe will help us succeed as we navigate the energy transition. We aim to support positive social and economic impacts for our workforce by providing competitive pay, benefits and working conditions.
As part of our performance culture, we aim to create a workplace that delivers results, where all employees can learn and adapt, collaborate as one team and care for each other, building resilience as we transform. We promote equal opportunity and aim to create an environment where people feel included.
People development remains a priority for our organisation. We proactively identify skill and capability gaps for our traditional and emerging businesses; offer training to address these gaps; and if needed, recruit talent externally to add to the skills and experiences of our workforce. To enable our leaders to lead this change, we support them through targeted interventions including leadership development and coaching.

See "This is Shell" on pages 17-19 for more about our performance culture.

All metrics in this section exclude employees from portfolio companies [A], except for those showing the total number of employees by gender and region, employee contract type by gender, the percentage of women employees, employee turnover and certain mandatory training courses. Starting in 2025, the metrics for employee contract type by gender and employee turnover include employees from portfolio companies.
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

Employees 85,000

Countries and territories 70 countries in which we operate

Directors 42% women on the Board of Directors

Executive Committee 44% women on the Executive Committee

Senior leaders 35% women in senior leadership positions

Women employees 35% women employees

Training 253,000 training days for employees and joint-venture partners in 2025

External hires 3,593 people joined Shell (35% women, 65% men) in 2025
The numbers presented above reflect data as at December 31, 2025, unless otherwise stated.
Employee overview
We employed 85,000 people on a full- or part-time basis as of December 31, 2025. This compares with 96,000 at the end of 2024 and 103,000 at the end of 2023.
The reduction in the number of employees in 2025 compared with 2024 reflects our continued focus on performance, discipline and simplification as we implement our strategy. We improved efficiencies, and made divestments in Singapore (Bukom, Jurong), in Nigeria (SPDC) and in the UK to the Adura joint venture and ended several activities in our Downstream, Renewables and Energy Solutions business. We also improved efficiencies in our Projects & Technology, IT and Finance functions.

129	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Our Foundations | Our people continued
Employee overview figures include people working for Shell companies and Shell-operated joint ventures, as well as those seconded to non-operated joint ventures, but exclude contingent workers, otherwise referred to as contractors. Contractors are external workers who are engaged directly or through third parties to provide services to Shell. They work alongside Shell employees across several of our businesses.
Changes in headcount
We employed 72,000 people in Shell, excluding portfolio companies, at the end of December 2025. This is fewer than the 81,000 at the end of 2024. Shell's portfolio companies, which generally maintain their own HR systems, employed 13,000 people at the end of 2025 compared with 15,000 at the end of 2024.

See Note 33 to the "Consolidated Financial Statements" on page 289 for the average number of employees by business segment.

The table below presents the total number of employees by gender and region as of December 31, 2025.

Number of employees by gender and region [A]

	thousand
	2025			2024	2023
	Men	Women	Total	Total	Total
Number of employees	55	30	85	96	103
Breakdown by region
Africa	1.2	0.6	2	3	4
Asia	19.7	13.0	33	36	38
Europe	16.3	9.5	26	30	31
North America	15.1	5.7	21	23	24
Oceania	1.8	0.8	3	3	4
South America	0.9	0.6	2	2	2
[A]Split may not add up to the total due to rounding.
The table below presents the distribution of employee contract type by gender as of December 31, 2025.

Employee contract type by gender [A]

	thousand
	2025		2024
	Men	Women	Men	Women
Permanent contract/Employment at-will [B]	54.2	29.8	52.0	28.0
Fixed-term contract	0.7	0.4	0.8	0.3
[A]2024 data excludes employees in portfolio companies.
[B]Employment-at-will is used in the USA to describe the employment relationship.
The table below presents the number of employees by age group.

Employees by age group [A] [B]

thousand
	% of employees	2025	2024	2023
Under 30 years old	13%	9	10	12
Between 30 and 50 years old	65%	47	52	54
Above 50 years old	22%	16	19	18
Total employees	100%	72	81	84
[A]Excludes employees in portfolio companies.
[B]Includes employees seconded to joint ventures.
Shell aims to be an attractive employer to its existing and prospective employees. We offer employees the opportunity to develop their careers within Shell to enable them to build their skills and progress.

See "This is Shell" on pages 17-19.

As of December 31, 2025 employee turnover was 18.3%. A total of 16,613 employees left Shell including 8,416 voluntary resignations. The total includes 5,652 voluntary resignations from non-integrated portfolio companies, which we report separately for transparency [A]. In 2024, Shell collected turnover data only for integrated companies, which did not include portfolio companies. Excluding portfolio companies, turnover in 2025 was 11.2%, with 8,565 employees leaving Shell of whom 2,764 resigned voluntarily. This compares to 7.6% in 2024 with 6,227 employees leaving of whom 2,931 resigned voluntarily excluding portfolio companies.
[A]Turnover levels in portfolio companies are typically higher, reflecting operating models and workforce dynamics that differ materially from our fully integrated entities.
Employee engagement
Insight into employee needs and perspectives enables Shell to continually learn and improve our policies, processes and practices.
Management regularly engages with employees through elected employee representatives and a range of local formal and informal channels. These channels include webcasts and all-employee messages from our Chief Executive Officer (CEO) and other senior leaders, as well as town halls, team meetings and site visits by the Board and Executive Committee (EC).
In 2025, members of the Board and EC visited Shell sites in Queensland, Australia where they engaged with employees on our business strategy and operations. The Board Chair also met with employees based in London, China and the Netherlands.

See "Board activities" on page 148.

In 2025, 253,000 formal training days were delivered to employees and joint-venture partners. This compares with 264,000 training days in 2024 and the reduction mainly reflects lower employee numbers in 2025 [A]. In 2025, we expanded access to self-directed learning via the Learning Experience Platform, where we are curating internal and external learning content. In parallel, we continue to streamline the training content and assignments by making them more targeted for our people. These shifts support an enhanced learner-led culture, with employees taking greater ownership of their development.
[A]Training days are counted for all employees active at any point in the year, including those who left before year-end.
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

130	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Our Foundations | Our people continued
The Shell People Survey
The Shell People Survey is one of the key tools we use to measure employee engagement, motivation, affiliation and commitment to Shell. External and internal research shows that increased employee engagement can result in better business performance and improved safety. In 2025, the response rate to the survey was 85%, compared with 86% in 2024, which indicates our people's continued desire to provide feedback. The overall employee engagement score increased to 76 in 2025 from 75 points in 2024 (compared with the top quartile organisations which scored 80 and above points). We believe this reflects the level of continued change within the organisation as we transform our business.
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
Flexible work
We seek to build a sense of community and collaboration within Shell's sites, where we want employees to feel welcome and valued. By enabling people to balance their work and personal lives, we can help them perform at their best. Our Future of Work guide advises employees and team leaders on hybrid working options.
Employee well-being
Our goal is to empower our employees to feel their best and perform at their best. Care for people is a key desired behaviour within our performance culture. We do this by promoting mindsets and behaviours that support good health, and protecting our people from illness by mitigating known risk factors. We use evidence-based tools and provide access to timely support and care for those who are injured, ill or struggling.
Interventions to promote mental, physical and social well-being are delivered via a mix of measures. For example, through the design of our workspaces, through local benefit offerings such as gyms and health checks, and through our country-based employee networks, group activities and events. Our programmes and global campaigns, such as that for World Mental Health Day, help develop individual and team well-being skill sets to create healthy and psychologically safe working environments and nurture a culture of care.
Mental well-being
We work to reduce the stigma associated with mental ill health through open conversations, global and country-level campaigns, senior leader communications, engagements with elected employee representatives and through our experience-sharing portal for employees. This commitment is underscored by our CEO's leadership pledge with MindForward Alliance and the launch of our Global Mental Well-being Programme in 2023. The programme's interventions focus on developing a workplace culture that supports good mental health and offers employees the opportunity to complete an anonymous and voluntary survey in which they can voice their experience of well-being at Shell. We monitor the survey results to identify opportunities to improve employee well-being. In 2025, we continued to improve the programme, adding adaptive e-learning content for line managers in workplace mental health, enhancing accessibility of programme resources for front-line staff and introducing new resources such as those that address resilience and financial well-being.
Diversity, equity and inclusion (DE&I)
We aim to become one of the world's most diverse and inclusive organisations, a place where everyone feels valued, respected and has a strong sense of belonging. It is the diverse perspectives, experiences, expertise, cultures and working styles of each employee that make Shell unique. This uniqueness combined with equity and inclusion enables our performance culture. Our Code of Conduct prohibits discrimination and sets our Group expectations for equal opportunity in employment decisions, based on factors such as merit, qualifications, performance and business considerations. Our ambitions around diversity, equity and inclusion are monitored on a regular basis. We continually assess our culture and employee engagement through tools such as the annual Shell People Survey.
We promote equal opportunity and aim to create an environment where people feel included. Our approach seeks to reinforce respect for people and to provide psychological safety for all our employees.
In 2025, our Shell People Survey showed a result of 82 points out of 100 for all questions relating to DE&I. This is an increase of one point from 2024. However, we are still below the top quartile of organisations in the comparison group which scored 85 and above. We will continue to focus on improving these efforts in the workplace.
As of 2025, and where legally permissible, Shell is able to provide 92% of employees with the option to voluntarily declare their gender identity, sexual orientation, race and ethnicity, and disability via the HR system. Data from this self-identification initiative allow us to monitor progress against our DE&I aspirations.

See "Nomination and Succession Committee" on pages 154-156.

Gender
We strive to achieve gender equality. We have signed the World Economic Forum declaration on closing the gender gap in the oil and gas sector and, in line with the UK Listing Rules, the Board of Shell plc aims for gender balance on the Board, with at least one senior Board position [A] held by a woman. To provide flexibility for periods of change, we aim to maintain the representation of both men and women on the Board at, or above, a minimum of 40%. As of December 31, 2025, women made up 42% of the Board and the position of Chief Financial Officer (CFO) was held by a woman.
Over the years, Shell has progressively increased the representation of women on the EC and in senior leadership roles. As of December 31, 2025, we had 44% women and 56% men on our EC. Our aim was to achieve 35% representation of women in our senior leadership positions by 2025. As of December 31, 2025, we had achieved 35%, up from 33% in 2024. We aim to achieve 40% by 2030. In accordance with applicable laws, and where permissible in local jurisdictions, Shell has global aspirations for representation. We are committed to building a diverse and inclusive workforce. All employment decisions, including hiring, promotions and separations, are based solely on factors such as merit, qualifications, performance and business considerations. The following table shows the representation of men and women as of December 31, 2025.
[A]Senior Board position means Chair, CEO, Senior Independent Director or CFO.

131	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Our Foundations | Our people continued

Gender diversity at Board and management level [A]

	Men		Women
Level	2025	2024	2025	2024
Board	58%	58%	42%	42%
Executive Committee	56%	43%	44%	57%
Senior Leadership roles [A] [B]	65%	67%	35%	33%
[A]Senior Leadership is a Shell measure based on compensation grade levels. This measure is distinct from "senior manager" as per statutory disclosure requirements set out in the table below.
[B]Excludes employees in portfolio companies.

Gender diversity (at December 31, 2025)

	Men		Women
	Number	%	Number	%
Directors of the Company	7	58%	5	42%
Senior managers [A]	695	64%	394	36%
Employees (thousand)	55	65%	30	35%
[A]Senior manager is defined in section 414C(9) of the UK Companies Act 2006 and, accordingly, the number disclosed comprises the EC members who were not Directors of the Company and other directors of Shell subsidiaries (excluding Directors of portfolio companies).
As of December 31, 2025, 35% of Shell employees were women. Of the external hires who joined Shell as of December 31, 2025, 35% were women, compared with 39% in 2024.
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
Race and ethnicity
Through racial and ethnic representation across our workforce, we aim to reflect the communities in which we work. Shell's Global Council for Race is supported by an Employee Advisory Board which aims to advance diversity in our workforce.
Shell aims to maintain or exceed having at least one Board member from an ethnic minority background, while acknowledging that in periods of Board change this may not be achieved. As of December 31, 2025, the Board had three members who identify as being from an ethnic minority group and one EC member who identifies as being from an ethnic minority group [A].
In line with the Parker Review recommendations, Shell aimed to achieve 15% ethnic minority group representation in Senior Management [B] by 2027, which has been achieved in advance of the target date. We will now aim to achieve 17% by 2027. As at the end of 2025, ethnic minority representation in Senior Management was 16%.
[A]Ethnic minority refers to an individual who self-identifies as Asian, Black, Mixed/multiple or other ethnic minority group, in line with UK Office for National Statistics classifications.
[B]Senior Management refers to senior leadership based in the UK, measured based on compensation grade, and aligned with our self-identification data collection and processes.
* Non-GAAP measure. See page 323.
In some countries, there are local restrictions on collecting and reporting race and ethnicity data. Shell offers employees the option to voluntarily declare their race and ethnicity via our self-identification initiative.

See shell.com for more information on our DE&I progress.

LGBT+
We are working to advance lesbian, gay, bisexual and transgender plus (LGBT+) inclusion within Shell and the communities where we work. Most of our work around LGBT+ inclusion happens at a country level, in line with local policies, laws and regulations.
Disability inclusion and accessibility
We are working to advance an inclusive, psychologically safe and accessible environment where people with disabilities can excel. We provide support and adjustments for people with disabilities during the recruitment process. For example, candidates with a disability or long-term health condition can indicate whether they require adjustments to our facilities or our job application process. Our support teams and systems are equipped to make these adjustments if required. We also support employees throughout their careers with Shell, including through access to educational resources, training programmes, and personal and professional development. Our Disability, Accessibility and Inclusion portal provides comprehensive guidance and tools for line managers, leaders, people with disabilities and employees to be active allies. Shell's enABLE employee resource groups provide expertise and advice to Shell leaders and our businesses on accessibility and disability inclusion. We also offer a workplace accessibility service which covers 64 locations in 32 countries. The team is supported by functions such as Shell Health, HR, Real Estate and IT.
Shell is part of the Valuable 500, which comprises 500 of the world's largest companies and organisations that are working collectively to progress disability inclusion. We are also an active member of the Business Disability Forum and PurpleSpace.
Employee share plans
Our share plans align employees' interests with our performance and shareholder interests.

See the "Directors' Remuneration Report" on pages 169-192.

Discretionary share awards
For 2025, Restricted Share Awards (RSA) and/or Performance Share Awards (PSA) were awarded to nominated employees on a selective basis. These awards have a three-year vesting period. RSAs provide a stake in the Company's future. PSAs have performance conditions that are clearly aligned with Shell's strategic ambitions.
For the 2025 PSA, 25% of the award is linked to organic free cash flow*, 25% to the energy transition, and 50% is linked to competitive capital allocation (defined as CFFO divided by average capital employed) and total shareholder return (TSR) versus other energy majors. Under all plans, vesting shares are increased by notional dividends accrued during the period from award to vesting. In certain circumstances, awards may be adjusted before delivery or be subject to clawback after delivery. None of the awards result in beneficial ownership until the shares vest.

See Note 28 to the "Consolidated Financial Statements" on page 283.

Employee Share Ownership Plans
Eligible employees in participating countries may participate in a plan that enables them to purchase the Company's shares at a discount to the market price or with a matching element.

132	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Our Foundations

Our contribution to society

Shell strives to make a positive impact on society by providing the energy people need, contributing to local economies, managing our impacts on communities and respecting human rights.
For more than a century, Shell has been at the heart of the global energy system, fuelling people's homes, industries and transport from cars to planes and ships.
Our activities contribute to economies and communities around the world through job creation, spending on goods and services, and through the payment of taxes and royalties to governments. As we navigate the energy transition, we continue to work with governments and society to support positive economic and social impacts on our workforce, communities, suppliers and customers.
Many of our operations are located close to communities and we aim to be a good neighbour. This includes strong community engagement, managing the negative social impacts of our operations and delivering a range of benefits through jobs, support for local businesses and social investment programmes. This engagement enables us to identify and manage positive and negative impacts from our activities and, where necessary, provide access to remedy.
In 2025, the Energy Access Fund – a $500 million joint investment commitment with Shell, bp, Equinor and TotalEnergies announced in November 2024 – started making energy access investments in emerging markets. These investments, including Shell's $200 million contribution, aim to bring access to electricity and improve clean cooking for millions of people in underserved communities.
Spending and taxes
In 2025, our total spend on goods and services (in operated and non-operated ventures) was around $40 billion* from suppliers around the world, compared with $41 billion in 2024. [A] The reduction is mainly driven by structural cost reductions across our organisation and disciplined capital expenditure as we implement our strategy to deliver more value with less emissions.
Our activities also generate revenues for governments through the taxes and royalties we pay, which can help governments fund health care, education and other essential services. We publish an annual Tax Contribution Report which sets out the corporate income tax that Shell pays in the countries and locations where we have a taxable presence. In 2025, Shell paid $17 billion in taxes* to governments, of which $12 billion was paid in corporate income taxes and $5 billion in government royalties and production taxes.

See shell.com for more information about Shell's tax transparency.

[A]2024 comparative figure has been revised from $42 billion to $41 billion. See "Non-GAAP measures reconciliations" on pages 323-328 for further details.
* Non-GAAP measure. See page 323.

Spend on goods and services* $40 billion Total spend

Taxes paid* $17 billion Corporate income taxes, royalties and production taxes

Social investment $115 million Mandatory and voluntary spend
The numbers presented above reflect data for the full year 2025.
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
Worker welfare
Our approach to worker welfare focuses on the well-being of supplier staff on Shell sites and dedicated supplier staff on non-Shell sites, where we have the most ability to influence safety, working conditions and labour rights. We also work with our partners and peers to include worker welfare in industry standards, guidance and best practice. This helps raise standards and levels of consistency across the industry. Our approach is based on the principles established by Building Responsibly, an alliance of companies that seeks to promote the rights and welfare of workers in the engineering and construction industry.
In 2025, we continued to collaborate with peers to drive consistency across the industry on worker welfare. For example, together with Ipieca, we helped to create a toolkit on worker welfare with resources, guidance and definitions to help align the industry around common definitions and good practices.

See shell.com for more information about how we engage with contractors and suppliers.

133	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Our Foundations | Our contribution to society continued
Working with communities
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
Communities can raise concerns in a number of ways. At large projects and assets, community engagement practitioners act as a bridge between local communities and our operations. Community feedback mechanisms allow us to receive, track and respond to questions and complaints. In 2025, we continued to track how satisfied community members using the mechanism were with how we managed and responded to their feedback. Communities can also raise concerns anonymously through the Shell Global Helpline.
Our SEAM Standards require us to apply special procedures in situations involving involuntary resettlement, cultural heritage, Indigenous Peoples or operations in environments with high or unusual social risks. In 2025, we engaged in plans to manage impacts associated with economic displacement in India. We also provided support to help avoid or manage involuntary resettlement impacts in a number of our non-operated ventures.

See "Our approach to sustainability" on page 122. See shell.com for more information about our work with communities.

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
In 2025, we spent $115 million on social investment, of which $12 million (11%) was required by government regulations or contractual agreements. We spent the remaining $103 million (89%) on voluntary social investment.

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
In 2025, we continued to work on salient human rights issues, which are the rights potentially most at risk from our operations. We prioritise four focus areas where respect for human rights is critical to how we operate: at the workplace, including labour rights, and in supply chains, communities and security. For each of these areas, we have systems to identify potential impacts and to avoid and mitigate them. Shell employees working in these focus areas need to complete human rights training. We updated this training in 2025 to make it more scenario-based. We encourage all employees to complete the course regardless of their role, to build greater understanding of human rights across Shell.
Human rights focus areas

See "Safety" on pages 126-128. See shell.com for more information about our approach to human rights.

134	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Our Foundations

Environment

Shell believes that no business can succeed without an unwavering commitment to respecting the environment and the communities within which it works.
Our business activities can impact the environment through our use of natural resources, our emissions and discharges, our generation of waste and through changes to natural habitats. We seek to protect the environment, increase our reuse and recycling, make a positive contribution to biodiversity, and use water and other resources efficiently. This is embedded in our activities and decision‑making, supported by strengthened data reporting to meet regulatory requirements. We also build the knowledge and skills of our employees to help them manage our environmental impacts in line with our standards.
We require our operated assets to be certified to an independent and internationally recognised standard for environmental management systems, such as ISO 14001 or equivalent, if they have significant environmental risks.
Data in this section is reported on a 100% basis for companies and joint ventures in which Shell is the operator, unless stated otherwise.

See "Our approach to sustainability" on page 122.

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
￮World Heritage Sites: Since 2003, we do not explore for or develop oil and gas in natural and mixed World Heritage Sites.
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

Projects in critical habitats 100% with a biodiversity action plan as at December 31, 2025

Deforestation 186 total hectares deforested

Reforestation 186 total hectares replanted

Waste disposed 1,987 thousand tonnes

Reusable or recyclable packaging by design 99% of total by weight [A]

Water-stressed areas 6 million cubic metres fresh-water consumption

Operational spills - number 34 number of incidents [B]

Operational spills - volume 0.16 thousand tonnes [B]
[A]Shell-branded plastic packaging in Lubricants and Mobility.
[B]Hydrocarbon spills of more than 100 kilograms to the environment.
The numbers presented above reflect data for the full year 2025, unless otherwise stated.
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

135	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Our Foundations | Environment continued
There is typically a time lag between the deforestation of an area and the start of the replanting process, which can range from months to years. As a result, there is often a difference in the number of hectares deforested and the number of hectares replanted within a single year.
In 2025, around 186 hectares were deforested as a result of our activities. This occurred largely in Australia, Canada, and Trinidad and Tobago, where we are preparing for or implementing reforestation programmes in line with local plans. In 2025, we reforested 88 hectares in Australia and 98 hectares in Canada.
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
At the end of 2025, 45 new projects for which the final investment decision had been taken after February 2021 were located in critical habitats. All of these have a biodiversity action plan in place to work towards a net positive impact.
Examples of activities in development or under way in 2025 include:
￮In Norway, we supported a local landowner to restore areas of degraded coastal heathland around our Ormen Lange operations, removing overgrowth and invasive species and introducing sheep grazing to maintain the habitat quality over time.
￮Following completion of a seismic exploration programme in the Red Sea in 2022, we partnered with the Hurghada Environmental Protection and Conservation Association (HEPCA) to install 32 mooring buoys near several coral reef sites in Egypt. The buoys are designed to prevent damage caused by diving vessels' anchors, helping to protect ecosystems and preserve marine biodiversity.
￮Together with ConocoPhillips, Santos and Eco Logical Australia, we completed a decade-long monitoring programme under the Gladstone Long-term Turtle Management Plan. The plan focuses on conserving and advancing scientific understanding of marine turtles in the Great Barrier Reef region of Queensland, Australia.
Resource use and circular economy
We aim to use resources efficiently and to increase our reuse and recycling. Our businesses are continuing their efforts to address the waste we generate and working to identify options to increase circular approaches.
Waste and circularity
Our SEAM Standards require our assets, projects or businesses to develop strategies to identify circularity-related risks and opportunities. We aim to encourage the development of fit-for-purpose objectives and strategies based on the principles of rethink, refuse, reduce, reuse, recycle and repair.
Between 2021 and 2024, we completed 26 detailed assessments across our businesses to better understand the types of waste we generate and identify options to increase circular approaches. Using the results of these assessments, our assets are improving local waste management practices by prioritising waste prevention, reuse and recycling over energy recovery and disposal.
Key developments related to waste and circularity in 2025 include:
￮In Malaysia, our upstream operations are sending waste materials from drilling activities to be recovered and used in cement and lubricant production.
￮In Qatar, our Research and Technology Centre received regulatory approval to conduct a commercial trial using bio-sludge from our Pearl GTL facility to enhance soil in the landscaping sector.
￮In the Gulf of America, our operations are reducing their disposal of unused chemicals by returning them to suppliers for reuse.
In 2025, we disposed of 1,987 thousand tonnes of waste, compared with 1,933 thousand tonnes in 2024.
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
Since 2019, Shell has been processing pyrolysis oil made from mixed plastic waste at the Shell Norco Energy and Chemicals Park in the USA. In 2025, we completed our first full year of production at our new pyrolysis oil upgrader at the Shell Chemicals Park Moerdijk in the Netherlands. The upgrader improves the quality of pyrolysis oil, a liquid made from hard-to-recycle plastic waste, and turns it into chemical feedstock.
Packaging
Shell aims to increase the amount of recycled plastic in Shell-branded packaging to 30% by 2030 based on the reference year of 2022 and to use packaging for our products that is reusable or recyclable by design. These aims apply to Shell-branded Mobility and Lubricants products.
￮Packaging classified as reusable or recyclable: In 2025, we continued to meet our aim to use packaging for our products that is reusable or recyclable by design. We maintained 99% total Shell-branded product packaging classified as reusable or recyclable in our Lubricants business and achieved 96% in our Mobility business, compared with 79% in the base year of 2022.
￮Recycled plastic content in packaging: By the end of 2025, we had achieved a level of 21% recycled plastic content by weight in Shell-branded plastic packaging compared with 10% in the base year of 2022.
As of January 1, 2026, we have retired the portion of this aim related to packaging classified as reusable or recyclable by design as this has been consistently achieved. We have processes in place to maintain a similar level of performance. With respect to the portion of this aim related to recycled plastic content in packaging, we have narrowed the Mobility scope to car care products only. Other product areas contribute to less than 0.5% of total Shell-branded packaging for Mobility and Lubricants.
Water
We require our assets, projects or businesses to manage sourcing, use, treatment and disposal of water based on recognised water stewardship principles and to implement this through a water stewardship management plan. These plans help us to move away from focusing only on our impact on the environment to a holistic approach that considers how we potentially impact, and are impacted by, the environment. They also help us to reduce consumption in water-stressed areas.
Since 2021, we have conducted water stewardship assessments at 25 assets across different businesses and regions, with a priority on operations in areas of high water stress and those that use significant

136	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Our Foundations | Environment continued
quantities of fresh water. The insights gained from these assessments have moved us towards a more holistic stewardship approach. This goes beyond only focusing on water use to also considering factors such as water footprint, regional water stress, water quality, catchments, governance and stakeholder engagement.
In 2021, we set a voluntary commitment to reduce our consumption of fresh water by 15% by 2025 compared with 2018 levels in areas where there is high fresh-water stress. We achieved this commitment ahead of time in 2022. In 2025, our consumption of fresh water in areas of high water stress was 6 million cubic metres compared with 25 million cubic metres in the base year of 2018, a 76% reduction over the period. Changes to our portfolio, including divestments, are a key driver of this reduction, alongside operational improvements. Having met our commitment three years ahead of time, and with our exposure to water-stressed areas having been reduced significantly over this period, this commitment was retired on schedule at the end of 2025.
Examples of activities in development or under way in 2025 include:
￮In Malaysia, the Shell MDS GTL plant completed the testing of a small-scale water treatment facility to recycle wastewater back into the process. The plant is exploring opportunities to scale and implement this.
￮Shell Chemicals Park Moerdijk in the Netherlands and the Pearl GTL facility in Qatar reached final investment decisions to install advanced anaerobic water treatment units, which better manage effluent discharges.
Discharges to water
We track pollutants in water returned to the environment from the day-to-day running of our facilities (referred to as "discharges to surface water"). We work to minimise these discharges according to local regulatory requirements and our SEAM Standards.
Air quality
We follow the most stringent of either the SEAM Standards or local regulations to manage airborne pollutants in our operations, including emissions of nitrogen oxides (NOx), sulphur oxides (SOx) and volatile organic compounds (VOC).
There are often synergies to be achieved between greenhouse gas improvement opportunities and reducing emissions of other air pollutants. For example, operational emission reductions achieved from greenhouse gas abatement projects (e.g. reduced flaring, increased energy efficiency and use of renewable electricity) can also reduce emissions of VOCs, SOx and NOx. In 2025, we continued to implement leak detection and repair programmes to reduce emissions of VOCs, with a focus on sources exceeding 100 tonnes per year.
We are developing choices for customers to help people and companies reduce their transport emissions. This includes building our electric vehicle charging business. For heavy-duty road transport, LNG as a fuel, and GTL fuel and motor oils help reduce sulphur emissions, particulates and nitrogen oxide compared with oil-based products.
Our key metrics in 2025 include:
￮SOx emissions in 2025 decreased to 18 thousand tonnes, compared with 21 thousand tonnes in 2024.
￮NOx emissions in 2025 decreased to 73 thousand tonnes, compared with 92 thousand tonnes in 2024.
￮VOC emissions in 2025 decreased to 31 thousand tonnes compared, with 37 thousand tonnes in 2024 (revised from 32 thousand tonnes following a review of the performance data).

See "Less emissions" on page 89.

Spills
Our assets are designed to avoid discharges to soil or groundwater. However, spills can occur due to operational failure, accidents, unusual corrosion, or theft and sabotage. Large spills of crude oil, oil products and chemicals can harm the environment. They can also result in major clean-up costs, fines and other damages. Spills can affect our licence to operate and harm our reputation.
Spill prevention and response
Our policies on asset integrity and process safety are in place to prevent losses of containment from happening. We design, operate and maintain our facilities with the intention of preventing spills by identifying potential hazards and implementing controls that can prevent them from occurring. This is integral to our Goal Zero ambition of doing no harm to people and to have no leaks across our operations. If a spill or a leak occurs, we use barriers that operate independently of each other to reduce the likelihood of a release becoming catastrophic. Such barriers are designed so that, if the failure of one occurs, it does not lead to the failure of others. Our policies on soil and groundwater are designed to manage the potential health and environmental impacts should spills occur.
Our business units are responsible for organising and executing spill responses in line with our SEAM Standards and relevant legal and regulatory requirements. Our assets have spill response plans, based on worst-case spill scenarios, should an incident occur. We also continue to be involved in industry groups to improve well-containment capabilities. These include the Marine Well Containment Company in the Gulf of America and Oil Spill Response Limited, a global industry group. For oil spills, we have a global response network that enables us to deal more effectively with oil spills, supplementing local response capability.

See "Safety" on page 127.

In 2025, there were 34 operational spills of more than 100 kilograms compared with 69 in 2024. The volume of operational spills of oil and oil products in 2025 was 0.16 thousand tonnes, compared with 1.23 thousand tonnes in 2024. This reduction reflects several factors, including the divestment of The Shell Petroleum Development Company of Nigeria (SPDC) and improved process safety performance.
Spills in Nigeria
On March 13, 2025, Shell completed the sale of The Shell Petroleum Development Company of Nigeria Limited (SPDC) to Renaissance. By preserving the full range of SPDC's operating capabilities, the transaction was designed to enable SPDC (now, under its new ownership, Renaissance Africa Energy Company Limited) to continue to perform its role as operator of the joint venture (previously known as the SPDC JV) and to meet its share of commitments within the joint venture, including those relating to health, safety, security and environment.
In the period January 1, 2025, to March 13, 2025, the volume of operational spills of oil and oil products of more than 100 kilograms from SPDC JV facilities was 0.01 thousand tonnes (3 incidents). In the same period, the volume of crude oil spills of more than 100 kilograms from SPDC JV facilities caused by crude theft and sabotage was 0.01 thousand tonnes (6 incidents).

137	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Our Foundations

Living by our values

Our core values of honesty, integrity and respect for people, and our focus on safety, people and sustainability are the foundations of Shell. We are guided by the Shell General Business Principles (SGBP) and our Code of Conduct.
Ethics and transparency
At Shell, we are committed to doing business in an ethical and transparent way. Our core values underpin our work with customers, investors, employees, contractors, communities, civil society and governments. The SGBP and Code of Conduct, as well as our Legal Group Requirements, are designed to help everyone at Shell behave according to our values. The Chief Ethics and Compliance Officer (CECO) is the custodian of the Code of Conduct and oversees ethics and compliance activities. The CECO reports to the Chief Legal Officer.
Shell General Business Principles
The SGBP set out our responsibilities to shareholders, customers, employees, business partners and society. They set the standards for how we conduct business with integrity, care and respect for people. As part of these principles, we commit to contribute to sustainable development. All Shell employees and contractors, and those at the joint ventures we operate, are expected to behave in line with these principles. We undertake a range of activities to help embed the SGBP and the Code of Conduct throughout the organisation. This includes training and encouraging people to discuss the dilemmas they face in their work.
Code of Conduct
Our Code of Conduct explains how employees, contractors and anyone else acting on Shell's behalf must behave to live up to our business principles. It addresses key topics including safety, anti-bribery and corruption, fair competition and human rights. In January 2026, we introduced the refreshed Code of Conduct, which gives even greater emphasis to the behaviours we expect from everyone who works for Shell. A key objective is to reinforce a working environment where people feel encouraged to speak up. We have also clarified our expectations for the responsible use of AI.
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
In 2025, there were 1,983 reports to the Shell Global Helpline. We confirmed 332 cases involving breaches of the Code of Conduct, 337 employees or contractors were subject to disciplinary action, and of those 87 people were dismissed. Confirmed breaches include cases in which an allegation received in 2025 or a prior year was substantiated and closed.
Ethics and compliance
On December 1, 2025, we replaced our Ethics and Compliance Manual with the Legal Group Requirements. These requirements include the topics that were previously contained in the Ethics and Compliance Manual: anti-bribery and corruption, anti-money laundering, fraud, preventing the facilitation of tax evasion, antitrust, data privacy and trade compliance. The Legal Group Requirements are a set of standards within Shell's Performance Framework which are designed to simplify how we achieve compliance, and further strengthen disciplined integrity, for example, through mandated processes explaining how to comply with the standards.
Our employees receive guidance on the requirements in our Legal Group Requirements, including via a dedicated website and training modules where completion is monitored. This guidance is reinforced by messages from Shell leaders. In response to fast-moving external developments and trends, internal guidance is continually being monitored to help maintain its relevance.
The type and depth of training is dependent on the level of risk. Training is repeated on a periodic basis determined by an individual's risk exposure. Those considered to be higher risk for exposure to bribery include, but are not limited to, persons involved in procurement and contracting, new business development and engaging with government officials. Shell Internal Audit and Investigations (SIAI) conducts risk-based audits of potential ethics and compliance issues in support of our Group-wide ethics and compliance programme.
To help manage antitrust, competition, anti-bribery, fraud, tax evasion, anti-money laundering and trade compliance risks with adequate resources, we maintain risk-based compliance programmes, a comprehensive governance structure, established reporting lines, and policies and procedures, including mandatory due diligence, counterparty screening and regular risk assessments.

138	Shell	Form 20-F 2025

Strategic Report | Performance in the year | Our Foundations | Living by our values continued
Compliance in trading and supply
We maintain a Trading Compliance function managed by a Chief Compliance Officer, as regulated by the UK Financial Conduct Authority, the US Commodities Futures Trading Commission and the Securities Commission of The Bahamas, with adequate resources, including employees and a budget; a governance structure; controls, policies and procedures; and established reporting lines. Employees in Shell's trading organisation receive guidance through several means, including the Code of Conduct; the organisation's Trading and Supply Compliance Manual, supplemented with specific policies; a specific compliance website; mandatory training modules where completion is monitored; and other relevant training.
Shell leaders reinforce the importance of managing compliance and conduct risk in the trading organisation through monitoring risk metrics, reporting to compliance risk management and governance committees, setting clear expectations via townhall meetings and other channels, and enforcing consequences for non-compliance.
Shell's Trading Compliance function has systems for trade surveillance and monitoring communication, in addition to a dedicated conduct and ethics investigation function to assess breaches of compliance and thematic trends.
Data protection
We maintain a privacy compliance programme based on our Binding Corporate Rules (BCR). Every Shell company is required to manage personal data in a professional, ethical and lawful manner. Our "privacy by design" process seeks to ensure that controls are embedded in IT systems and solutions, supported by the monitoring of regulatory developments, to protect personal data.
Shell has appointed a Data Protection Officer (DPO) who serves to support requirements under the EU's General Data Protection Regulation (GDPR) and other applicable data privacy laws, except where there is a requirement to have a locally based DPO, such as in China and the Philippines.
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
Reputation and brand
We continually assess and monitor the external environment for potential risks to our reputation. We engage in dialogue with our key stakeholders, such as investors, industry and trade groups, academics, governments and non-governmental organisations, to gain greater insights into societal expectations of the Shell Group. We communicate with our stakeholders on what the Company is doing and why, our climate-related targets and ambition and our progress towards meeting them. We take proactive steps when appropriate through legal means to protect Shell's reputation from unwarranted accusations.
Photo: CEO Wael Sawan's all-staff engagement, Krakow, November 2025.

139	Shell	Form 20-F 2025

Governance
The Board of Shell plc

Sir Andrew Mackenzie
Chair

Board Committee membership:
NOMCO (Chair)
British, 69. Appointed October 1, 2020; Chair from May 18, 2021.
Career
Sir Andrew spent 22 years with bp, during which he worked across most business streams and functions – principally in oil and gas exploration and production, and petrochemicals. While with bp, he held senior and executive positions, including as Chief Reservoir Engineer and Chief Technology Officer. In 2004, he joined Rio Tinto, where he held various executive positions until 2007, including Head of Industrial Minerals and Diamonds. Sir Andrew joined BHP in 2008 and served as CEO from 2013 to 2019. As BHP CEO, he simplified and strengthened the business, and made it the first miner to pledge to tackle emissions caused when customers use its products. From 2005 to 2013, Sir Andrew served as a Non-executive Director of Centrica. He has also served on many not-for-profit boards, including public policy think tanks in the UK and Australia.
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
External appointments
￮Chair of UK Research and Innovation (UKRI)

Dick Boer
Deputy Chair and Senior Independent Director

Board Committee membership:
ARC | NOMCO | REMCO
Dutch, 68. Appointed May 20, 2020; Deputy Chair and Senior Independent Director from May 23, 2023.
Career
Dick spent more than 17 years in various retail positions, for SHV Holdings N.V. in the Netherlands and abroad, and for Unigro N.V. Dick joined Ahold in 1998 as CEO of Ahold Czech Republic and was appointed President and CEO of Albert Heijn in 2000. In 2003, he also became President and CEO of Ahold's Dutch businesses. From 2006 to 2011, he was a member of the Executive Board of Ahold and served as Chief Operating Officer of Ahold Europe. Prior to the merger between Ahold and Delhaize, he served as President and CEO of Royal Ahold from 2011 to 2016. Dick was President and CEO of Ahold Delhaize from 2016 to 2018, and has also chaired the Compensation Committee of Nestlé S.A. since April 2024. In 2025, Dick became Lead Independent Director and Vice Chair of Nestlé S.A.
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
External appointments
￮Non-executive Director of SHV Holdings
￮Lead Independent Director and Vice Chair of Nestlé S.A.

Wael Sawan
Chief Executive Officer

Board Committee membership:
N/A
Lebanese and Canadian, 51. Appointed January 1, 2023.
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
External appointments
￮No external appointments

140	Shell	Form 20-F 2025

Governance | The Board of Shell plc continued

Sinead Gorman
Chief Financial Officer

Board Committee membership:
N/A
British, 48. Appointed April 1, 2022.
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
Relevant skills and experience
Sinead has an MEng from the University of Oxford and an MSc in Finance from London Business School.
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
External appointments
￮No external appointments

Neil Carson OBE
Independent Non-executive Director

Board Committee membership:
SUSCO
British, 68. Appointed June 1, 2019.
On December 11, 2025, the Company announced that Neil would not stand for re-election at the 2026 AGM, having served as a Director for seven years, and would step down from the Board of Shell plc.
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
External appointments
￮Non-executive Chair of Oxford Instruments plc

Ann Godbehere
Independent Non-executive Director

Board Committee membership:
ARC (Chair) | NOMCO
Canadian and British, 70. Appointed May 23, 2018.
Career
Ann started her career with Sun Life of Canada in 1976 in Montreal, Canada. She joined M&G Group in 1981, where she served as Senior Vice President and Controller for both life and health, and property and casualty businesses throughout North America. She joined Swiss Re in 1996, after it acquired the M&G Group, and served as CFO from 2003 to 2007. From 2008 to 2009, she was interim CFO and an Executive Director of Northern Rock bank in the initial period following its nationalisation. Ann has held non-executive director positions at Prudential plc, British American Tobacco plc, UBS AG and UBS Group AG. Ann served as a Non-executive Director of Rio Tinto plc and Rio Tinto Limited from 2010 until May 2019 and was also Senior Independent Director of both entities. In January 2021, Ann joined the Board of Stellantis N.V., and she chairs its audit committee. Ann joined the Board of HSBC Holdings plc in September 2023 and HSBC Bank plc in January 2025.
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
External appointments
￮Non-executive Director and Audit Committee Chair of Stellantis N.V.
￮Senior Independent Director of HSBC Holdings plc
￮Non-executive Chair of HSBC Bank plc

141	Shell	Form 20-F 2025

Governance | The Board of Shell plc continued

Catherine J. Hughes
Independent Non-executive Director

Board Committee membership:
ARC | SUSCO (Chair)
Canadian and French, 63. Appointed June 1, 2017.
On December 11, 2025, the Company announced that Catherine would not stand for re-election at the 2026 AGM, having served as a Director for nine years, and would step down from the Board of Shell plc.
Career
Catherine started her career with Schlumberger in 1986 and held key positions in countries including France, Italy, Nigeria, the UK, Canada and the USA. She was Vice President Exploration & Production Services at Husky Oil from 2005 to 2007 and Vice President Oil Sands from 2007 to 2009. Catherine joined Nexen in 2009 as Vice President Operational Services, Technology and Human Resources. She was Executive Vice President International at Nexen Inc. from January 2012 until her retirement in April 2013, where she was responsible for all oil and gas activities including exploration, production, development and project activities outside Canada. Catherine has held non-executive director positions at SNC-Lavalin Group Inc., Statoil ASA and Precision Drilling Inc.
Relevant skills and experience
Catherine contributes through her knowledge of industry and the ease with which she engages with other Directors and managers. With over 30 years of industry experience, she brings a geopolitical outlook and deep understanding of the industry. An engineer by training, she has also spent significant time working in senior human resources roles. The Board highly regards her perspectives on our industry and people. Catherine has a strong track record of executing operational discipline with a focus on performance metrics and a drive for excellence. Her knowledge of the technology underpinning oil and gas operations, logistics, procurement and supply chains benefits the Board as it considers projects and investment and divestment proposals. She uses her industry knowledge and her commitment to the highest standards of corporate governance and safety, ethics and compliance in her role as Chair of SUSCO.
External appointments
￮Non-executive Director of Valaris Limited

Holly Keller Koeppel
Independent Non-executive Director

Board Committee membership:
ARC | SUSCO
American, 67. Appointed January 1, 2026.
Career
Prior to 2010, Holly held financial and executive management roles with Consolidated Natural Gas Company and American Electric Power Company, Inc. (AEP), ultimately serving as CFO of AEP. She also served as an independent non‑executive director of Reynolds American Inc. from 2008 until its acquisition by British American Tobacco plc, and as a non‑executive director of Vesuvius plc. She went on to become Co‑head of Citi Infrastructure Investors between 2010 and 2015, before moving to Corsair Capital LLC as Managing Partner and Co‑head of Infrastructure until her retirement in 2017. Holly continued her association with Corsair as Senior Advisor until April 2018.
Relevant skills and experience
Holly is a senior executive with over 25 years of international energy industry experience in financial and operational leadership roles. She is a former public company chief financial officer and experienced audit committee chair of UK and US listed companies. Holly brings expertise in energy, corporate finance and governance, with transformation experience in regulatory reform, portfolio restructuring and the energy transition. She brings an international perspective, with over 25 years of board and operational responsibility for London-based and global markets, as well as experience with operations in the USA and Australia. Financially literate and commercially astute, Holly combines technical expertise with operational insight, making her a valued board contributor.
External appointments
￮Senior Independent Director of Flutter Entertainment plc
￮Senior Independent Director of British American Tobacco plc
￮Independent Director of Core Natural Resources Inc.
￮Independent Director of AES Corporation

Jane H. Lute
Independent Non-executive Director

Board Committee membership:
REMCO | SUSCO
American, 69. Appointed May 19, 2021.
Career
Jane started her career in the US Army in 1978, serving in Berlin during the Cold War, on the US Central Command Staff during Operation Desert Storm, and on the National Security Council Staff under Presidents George H.W. Bush and William J. Clinton. After retiring from the military in 1994, she joined the Carnegie Corporation of New York as an Executive Director of its Commission on Preventing Deadly Conflict. From 2003 to 2009, she held senior political and peacekeeping roles at the United Nations. From 2009 to 2013, Jane served as Deputy Secretary of the US Department of Homeland Security. In 2013, she established and led the Council on CyberSecurity, an independent not-for-profit organisation with a global scope, committed to the security of an open internet. From 2015 to 2016, Jane was Chief Executive Officer of the Center for Internet Security, an independent not-for-profit organisation that works to improve cyber security worldwide. From 2017 to 2021, Jane was President and Chief Executive Officer of SICPA Securink Corporation's North American operations, after which she assumed the role of Non-executive Strategic Director. From 2018 to 2021, Jane was a Non-executive Director of Atlas Air Worldwide Holdings, Inc.
Relevant skills and experience
Jane is a proven and effective leader, who has held significant leadership roles in public service, the military and the private sector. She brings a wealth of expertise in matters of public policy, cyber security and risk management to our Board. Jane is an experienced board director, having served on large organisations' boards since 2016. These appointments have given her business perspectives across different sectors and geographical regions. She also served as chair and member on committees, including those focusing on audit, safety, service quality, environmental and sustainability, nomination and governance issues.
External appointments
￮Non-executive Director of Marsh
￮Non-executive Director of Union Pacific Corporation
￮Strategic Non-executive Director of SICPA Securink Corporation

142	Shell	Form 20-F 2025

Governance | The Board of Shell plc continued

Sir Charles Roxburgh
Independent Non-executive Director

Board Committee membership:
ARC
British, 66. Appointed March 13, 2023.
Career
Sir Charles spent over 25 years at McKinsey & Company, where he held a range of senior positions. While at McKinsey, he worked for large banks, insurance companies, hedge funds and private-equity investors in strategy, risk management and organisational roles. He also led major research efforts at McKinsey and authored articles on strategy and scenario planning. Sir Charles obtained an MBA from Harvard Business School. From 2013 to 2016, Sir Charles was a Director General, Financial Services at HM Treasury and led the legislative process for the biggest reforms in the UK banking sector in a generation. From July 2016 to June 2022, he was Second Permanent Secretary, one of the most senior positions within the UK's Treasury. In this role, he was responsible for the economics ministry functions within HM Treasury including financial services, energy and infrastructure policy. He was also Chair of the HM Treasury Operating Committee. Sir Charles was Non-executive Chair of Legal and General America from 2023 to 2025. He joined Lloyd's of London as Chair in May 2025.
Relevant skills and experience
Sir Charles' succession of roles has placed him at the nexus between industry and government, and he has been actively involved in forging and delivering energy policies. He was an influential figure within HM Treasury in pioneering energy policy, including for COP26, and providing funding for innovative organisations to support the energy transition. He also brings additional expertise in risk management and financial regulation from his time at HM Treasury and his role at Lloyd's.
External appointments
￮Chair of Lloyd's of London
￮Non-executive member of Global Council, Herbert Smith Freehills Kramer

Clare Scherrer
Independent Non-executive Director

Board Committee membership:
ARC | REMCO
American and British, 57. Appointed January 1, 2026.
Career
Clare joined Goldman Sachs in New York in 1996 and was named a Partner in 2006. Over more than 25 years with the firm, she advised multinational corporations on M&A, IPOs and strategic transformations, developed its leading global water technology investment banking franchise and led coverage of diversified industrials across the Americas. She was also Chair of the Investment Banking Diversity Committee between 2010 and 2013. In 2011, Clare moved to London and became Head of EMEA Industrials, before being appointed Co‑Head of Global Industrials Investment Banking, a role she held from 2013 to 2022. During this period, she also co-chaired the Firmwide Commitments Committee between 2017 and 2022. In 2022, Clare joined Smiths Group where she served as CFO and Executive Director until 2025.
Relevant skills and experience
Clare has extensive experience working with capital-intensive global industrial companies, accelerating growth and increasing value. She brings deep expertise in corporate finance, risk management and transformation, with experience spanning investment banking and executive leadership. She has advised and led complex global organisations through strategic change and has a strong international perspective, having worked across Europe, the Americas and Asia Pacific. Clare is financially literate and is highly skilled in governance and compliance. Her leadership capabilities, integrity and ability to provide constructive challenge make her a valuable contributor to board discussions.
External appointments
￮Independent Non-executive Director of the Legrand Group

Abraham Schot
Independent Non-executive Director

Board Committee membership:
REMCO | SUSCO
Dutch, 64. Appointed October 1, 2020.
Career
Abraham ("Bram") joined Mercedes-Benz in the Netherlands in 1987 on an executive management programme and held several director and senior leadership roles within the company. From 2003 to 2006, he was President and CEO of DaimlerChrysler in the Netherlands. From 2006 to 2011, Bram was President and CEO of Daimler/Mercedes-Benz Italia & Holding S.p.A. From 2011 to 2016, Bram was a member of the Board of Volkswagen Commercial Vehicles and Executive Vice President responsible for Global Marketing, Sales & Services, New Business Models. In 2017, he became a member of the Board of Audi AG. Bram has been on the Board of Volkswagen AG, responsible for the Premium Car Group, CEO of Audi AG, Chair of Lamborghini and Ducati, responsible for the VW Group Commercial Operations and Vice-Chair of Porsche Holding Salzburg.
Relevant skills and experience
Bram has over 30 years' experience working in the automotive industry. He was part of the transformation journey at Audi AG, which saw the car company become a provider of electric vehicles that offered sustainable mobility. Bram is able to leverage this knowledge as Shell navigates its own journey through the energy transition.
Bram brings his high regard for integrity and compliance to board meetings. His studies have encompassed innovation and organisational effectiveness, geopolitical environments, shareholder value, corporate social responsibility and risk management, which are all valued management tools.
External appointments
￮Non-executive Director of Signify N.V.
￮Non-executive Director of Cognizant Technology Solutions Corporation
￮Non-executive Director of Compagnie Financière Richemont SA

143	Shell	Form 20-F 2025

Governance | The Board of Shell plc continued

Leena Srivastava
Independent Non-executive Director

Board Committee membership:
SUSCO
Indian, 65. Appointed March 13, 2023.
Career
Leena has dedicated her career to sustainability research and policy matters, and has held positions on boards of scale. She was Deputy Director General for Science at the International Institute for Applied Systems Analysis. Prior to this, she was an Executive Director at The Energy and Resources Institute (TERI), a not-for-profit policy research organisation working on energy, environment and sustainable development, and then Vice Chancellor of the TERI School of Advanced Studies – a research university focused on sustainability education based in India. She has served on committees and organisations at international and national levels, including as energy and climate adviser for the United Nations and Member of the Advisory Committee at Future Earth.
Relevant skills and experience
Leena has been an independent board member of several Indian companies: Reliance Infrastructure Ltd, Bharti Infratel, Shree Cement Ltd, and Torrent Pharmaceuticals. Leena has served on sustainability advisory boards of multinational companies, such as The Coca-Cola Company, Caterpillar Inc. and Suez Environment. She recognises the challenges large organisations face in managing stakeholder priorities, including balancing business, government and societal needs, while pursuing a sustainability agenda. As a member of the Cement Sustainability Initiative of the World Business Council for Sustainable Development, she provided a pragmatic perspective on how to support the sector through its decarbonisation journey. She has a strong network of relationships in multiple global institutions focused on sustainability and an understanding of the issues the energy sector faces.
External appointments
￮Member of the Independent Council of Climate Experts of Edelman
￮Advisory board member of NAMTECH — a private technical education institute in India
￮Advisory board member of Prowess Equity Funds - advisor on common advisory board for two funds

Cyrus Taraporevala
Independent Non-executive Director

Board Committee membership:
ARC | REMCO (Chair)
American, 59. Appointed March 2, 2023.
Career
Cyrus was President and Chief Executive Officer of State Street Global Advisors from 2017 to 2022. Cyrus has held numerous leadership roles in asset management including at Fidelity, BNY Mellon, Legg Mason and Citigroup. Cyrus was previously a partner at McKinsey & Company, based in New York and Copenhagen.
He serves on the boards of two non-profit organisations: The Trustees of Reservations, a Massachusetts-based conservation organisation, and GBH, a public media producer, distributor, broadcaster and content creator.
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

Sean Ashley
Company Secretary

British, 54. Appointed July 1, 2024.
Career
Sean qualified as a solicitor in 1998 and joined Shell from private practice in 2006. Since then, he has held a variety of roles in the Shell Group, including leading the Shell Legal team on Shell's recommended combination with BG Group plc and a number of Associate General Counsel positions. Sean currently leads the Corporate Secretariat and the Group Disclosures and Securities Team in the UK, USA and the Netherlands
Relevant skills and experience
Sean is an experienced senior leader who has significant experience across a broad range of legal, regulatory, governance and compliance matters, including UK listed company securities and disclosure laws, UK corporate governance and reporting requirements and public company M&A.

144	Shell	Form 20-F 2025

Governance | The Board of Shell plc continued

Director independence
All Non-executive Directors are considered by the Board to be independent in character and judgement. The Chair is not subject to the UK Corporate Governance Code's independence test other than on appointment.

Attendance
The Board met 10 times during 2025. Five of the 10 meetings were held physically -- one meeting in Australia, and four meetings in London, UK. Five meetings were held virtually. Attendance in 2025 for all Board meetings is given in the table [A].

Board member	Scheduled meetings attended	Ad-hoc meetings attended
Dick Boer	8/8	2/2
Neil Carson OBE [B]	8/8	1/2
Ann Godbehere	8/8	2/2
Sinead Gorman	8/8	2/2
Catherine J. Hughes	8/8	2/2
Jane H. Lute [C]	8/8	1/2
Sir Andrew Mackenzie	8/8	2/2
Sir Charles Roxburgh	8/8	2/2
Wael Sawan	8/8	2/2
Bram Schot [D]	7/8	1/2
Leena Srivastava	8/8	2/2
Cyrus Taraporevala	8/8	2/2

[A]For attendance at committee meetings during the year, please refer to individual committee reports.
[B]Neil Carson OBE was absent from the ad-hoc February 2025 Board meeting due to personal circumstances.
[C]Jane H. Lute was absent from the ad-hoc May 2025 Board meeting due to personal circumstances.
[D]Bram Schot was absent from the ad-hoc February 2025 and September 2025 Board meetings due to scheduled business commitments.

145	Shell	Form 20-F 2025

Governance
Executive Committee
The Executive Committee of the Company comprises the Executive Directors, Wael Sawan and Sinead Gorman, and those listed below (see "Governance Framework" on page 149).
Philippa Bounds
Chief Legal Officer

British, 55. Appointed July 1, 2023.
Career
Philippa joined Shell in 2005 after a decade of working at English and American law firms, specialising in structured finance.
She has held legal roles across Shell's businesses, including Senior Legal Counsel in Gas and Power and in Corporate, and Vice President in Projects & Technology and Upstream. She previously served as General Counsel for Trading and Supply. She has also lived and worked across Europe and Asia, broadening her global legal and regulatory experience. She has also held several advisory roles, including special adviser to the EU Commission's Director General Internal Markets on securities laws.
Peter Costello
President, Upstream

British, 60. Appointed April 1, 2025.
Career
Peter held geographically diverse senior roles across a range of BG Group's businesses, including President and Country Head, Kazakhstan. Following Shell's combination with BG Group, Peter joined Shell in 2016 as Vice President, Nigeria and Gabon. Prior to being appointed Executive Vice President, Conventional Oil and Gas in November 2021, he served as Senior Vice President, Conventional Oil and Gas.
Cederic Cremers
President, Integrated Gas

Dutch, 47. Appointed April 1, 2025.
Career
Cederic joined Shell's Retail business in 2002. Prior to being appointed Executive Vice President, Liquefied Natural Gas in August 2021, he held a variety of financial and business leadership roles across Shell's businesses. These roles include General Manager, Shell Chemicals Europe; Vice President, Commercial and New Business Development, Asia; and Executive Vice President and Country Chair, Russia.

Machteld de Haan
President, Downstream, Renewables and Energy Solutions

Dutch, 52. Appointed April 1, 2025.
Career
Machteld joined Shell in 1998 and has had several leadership and geographically diverse roles across the Downstream portfolio including Mobility, Strategy, Fleet Solutions, Lubricants and most recently Chemicals and Products. Prior to being appointed to lead Chemicals and Products, Machteld was Senior Vice President, Lubricants Americas, which included being the CEO of Pennzoil-Quaker State Company, and subsequently became Executive Vice President, Global Lubricants.
Andrew Smith
President, Trading
and Supply

Australian, 61. Appointed April 1, 2025.
Career
Andrew joined Shell in 1986 as a refinery engineer and has worked across all of Shell's integrated value chains, including leading Shell's petrochemical manufacturing business in Singapore. He subsequently became Vice President, Downstream in Australia and then Executive Vice President, Upstream and Country Chair, where he led the expansion of Shell's Liquid Natural Gas and Onshore Gas businesses in Australia. Andrew was appointed Executive Vice President, Trading and Supply in 2017.
Rachel Solway
Chief Human Resources and Corporate Officer

British, 52. Appointed January 1, 2024.
Career
Rachel joined Shell in 1995 in Upstream in Aberdeen, Scotland. She has since held HR roles in manufacturing, LPG, lubricants and chemicals. In 2016, Rachel was appointed Executive Vice President HR Integrated Gas. She became the Executive Vice President HR Upstream in 2020 before being appointed interim Executive Vice President HR Organisation Development & Learning
in May 2023.

146	Shell	Form 20-F 2025

Governance | Executive Committee continued

Changes to the Executive Committee

Leavers (on March 31, 2025)
￮Huibert Vigeveno (Downstream, Renewables and Energy Solutions Director)
￮Zoë Yujnovich (Integrated Gas and Upstream Director)
Leaver (on February 28, 2026)
￮Robin Mooldijk (Projects & Technology Director)

Joiners (on April 1, 2025)
￮Machteld de Haan (President, Downstream, Renewables and Energy Solutions)
￮Andrew Smith (President, Trading and Supply)
￮Cederic Cremers (President, Integrated Gas)
￮Peter Costello (President, Upstream)

As announced on March 4, 2025, with effect from April 1, 2025, leaders on the Executive Committee representing Integrated Gas; Upstream; Downstream, Renewables and Energy Solutions; Trading and Supply; and Projects & Technology, are each referred to as President of their respective organisations, rather than "Director". Functional leaders on the Executive Committee are referred to as Chief Officer of their respective functions. The changes to the Executive Committee structure were designed to support our strategy to deliver more value with less emissions, and as part of our ongoing transformation. Shell's financial reporting segments remain Integrated Gas; Upstream; Marketing; Chemicals and Products; Renewables and Energy Solutions; and Corporate.
On January 20, 2026, Shell announced that significant progress had been made against the previously announced plan to integrate the technical divisions, which today make up the Projects & Technology organisation, into the business lines; and that as a result of the progress we have made, Robin Mooldijk, President, Projects & Technology will step down after 35 years of distinguished service with Shell, effective February 28, 2026. Following Robin's departure, Shell's Executive Committee has reduced in size from nine to eight members.

147	Shell	Form 20-F 2025

Governance
Board activities
Management and Directors
The Company has a single-tier Board of Directors headed by a Chair, with management led by a CEO. See "The Board of Shell plc" on pages 140-145 and "Executive Committee" on pages 146-147.
Executive Committee
The current composition of the Executive Committee is as follows:

Executive Committee [A] [C]

Wael Sawan	CEO [B]
Sinead Gorman	CFO [B]
Philippa Bounds	Chief Legal Officer
Peter Costello	President, Upstream
Cederic Cremers	President, Integrated Gas
Machteld de Haan	President, Downstream, Renewables and Energy Solutions
Andrew Smith	President, Trading and Supply
Rachel Solway	Chief Human Resources and Corporate Officer
[A]Designated an Executive Officer pursuant to US Exchange Act Rule 3b-7. Beneficially owns less than 1% of outstanding classes of securities.
[B]Director of the Company.
[C]On January 20, 2026, Shell announced that Robin Mooldijk, President, Projects and Technology will step down after 35 years of distinguished service with Shell, effective February 28, 2026. Following Robin's departure Shell's Executive Committee has reduced in size from nine to eight members.
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
Board activities
The Board works to a yearly meeting plan with corresponding agendas and reading materials, provided digitally in advance of meetings, to support the Board in its oversight of the Group's operations and management. Standing agenda items include reports from the CEO, the CFO and the Chair of each Board committee. Other updates throughout the year come from various businesses and key functions, including Investor Relations; Health, Safety, Security and Environment; Information Technology; Human Resources; and Legal, as well as the Company Secretary. The Board also considers and approves the quarterly, half-year and full-year financial results; shareholder distributions and the associated announcements; investment, divestment and/or financing proposals; and tracks performance. In 2025, following EY non-compliance with independence rules related to audit partner rotation requirements, the Board considered and approved amended Form 20-Fs for the years ended December 31, 2023 and 2024 following consideration of the same by the Audit and Risk Committee. Additionally, the Board reviews the Group's annual Operating Plan, including activities undertaken designed to meet the Group's climate-related targets and ambition. To enable purposeful discussion and focus on particular aspects of agenda topics, including the impact on key stakeholders, Directors have an opportunity to specify information they require to be provided in advance of Board meetings.
During the year, where possible, Non-executive Directors conduct site visits. The visits are designed to provide them with a deeper insight into certain business operations.

Board offsite
Each June, the Board and Executive Committee (EC) participate in a three-day programme, known as the "Board offsite", which takes place in a priority country setting and serves to improve Board effectiveness and strategic decision-making. The 2025 Board offsite was held in person in Australia over three days. The event sought to deliver insights into business strategy and operations. It also incorporated a visit to strategic assets and facilitated dialogue with the Australia country chair, employees, contractors and external stakeholders, including customers and suppliers.
Australia is an important heartland for Shell. The Board and EC members conducted a deep dive into each of Shell's businesses in the country. Around this theme, the event provided for the following key discussion and engagement opportunities:
￮visits to the QGC upstream assets and the QGC LNG facility on Curtis Island;
￮engagements with staff; and
￮discussions with global energy-geopolitical experts.

Director induction and training
Following appointment, Directors receive a tailored induction programme. This includes meetings with members of the Executive Committee and relevant senior leaders (including key risk owners) and, where appropriate, site visits, to support a detailed understanding of Shell's strategy, operations and principal risks. Induction is phased and prioritised to align with forthcoming Board and committee agenda items. New Non-executive Directors are provided with a digital onboarding book, which complements the digital Directors' Handbook and includes key background materials, business overviews and links to Shell's core values and relevant external publications (e.g. CMD25 and Shell Scenarios).
All Directors receive ongoing briefings and development throughout the year to maintain knowledge of the business, risk environment and relevant governance and regulatory developments.

148	Shell	Form 20-F 2025

Governance

Governance framework

Board of Directors

The Company has a single-tier Board of Directors headed by a Chair, with executive management led by the Chief Executive Officer (CEO). The names of the Directors who held office during the year can be found on pages 140-145. Information on the Directors who are seeking appointment or reappointment is included in the Notice of Annual General Meeting.
There is no fixed number of times that the Board may meet in one year. During 2025, the Board met 10 times (nine times during 2024) and, as detailed in the Strategic Report and activities undertaken throughout the year, worked to promote the long-term success of the Company, generating value for shareholders and contributing to wider society. Further information on the Board's work and assessments in relation to strategy, culture, engagement with stakeholders, and its workforce can be found in this section.
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
￮determining the remuneration policy for the Chair, CEO and Executive Directors and remuneration for Non-executive Directors.
￮corporate governance matters.
Board Committees

Audit and Risk Committee (ARC)	Sustainability Committee (SUSCO)

Nomination and Succession Committee (NOMCO)	Remuneration Committee (REMCO)

More information on the composition of each of the Board committees, their purpose, roles and activities during the year is provided on the following pages:

ARC	159-168	SUSCO	157-158
NOMCO	154-156	REMCO	169-175

149	Shell	Form 20-F 2025

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
Deputy Chair/Senior Independent Director
￮Sounding board for the Chair.
￮Serves as an intermediary for the other Directors and shareholders.
￮Leads the annual appraisal of the Chair's performance.
Non-executive Directors
￮Appointed by the Board or by shareholders at general meetings and, in accordance with the Code, seek re-election by shareholders on an annual basis.
￮Letters of appointment refer to a specific term of office in accordance with the provisions of the Code and the Company's Articles of Association.
￮Upon appointment, Non-executive Directors confirm they are able to allocate sufficient time to meet the expectations of the role. Appointments are subject to a minimum of three months' notice of termination, and there is no compensation provision for early termination.
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

Executive Management

Chief Executive Officer (CEO)
￮has overall responsibility for the implementation of the strategy approved by the Board, the operational management of the Company and the business enterprise connected with it.
￮is supported in this by the EC that he chairs.

Executive Committee (EC)
￮operates under the direction of the CEO in support of his responsibility for the overall management of Shell's business. The CEO has final authority in all matters of management that are not within the duties and authorities of the Board or of the shareholders' general meeting.
￮members are listed in the Executive Committee biographies on pages 146-147.

Governance documents available on shell.com/investors:

￮Articles of Association
￮Matters Reserved for the Board
￮Board Committee Terms of Reference
￮Modern Slavery Act Statement
￮Shell General Business Principles
￮Shell Code of Conduct
￮Code of Ethics for Executive Directors and Senior Financial Officers

150	Shell	Form 20-F 2025

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

Shell Performance Framework
The Shell Performance Framework is the overarching framework we use to deliver our strategy. It applies to all Shell companies and provides a consistent approach for how each company in Shell operates. It seeks to empower each company in a way that is fit for purpose, while delivering on our overall objectives. It emphasises the value of a "whole systems" approach to our business activities across Shell along with the important role that culture plays in achieving Shell's objectives.
The Shell Performance Framework

The Shell Performance Framework supports the delivery of sustainable business outcomes. In pursuit of this, consideration is given to both the context in which Shell operates and key elements of direction-setting, including, for example, Shell's strategy and the Shell General Business Principles.
Delivery of the desired outcomes is then pursued by leveraging our Performance Culture, i.e. the shared values, practices and beliefs of our employees. This is influenced by decisions on:
￮Structure and Accountability – how we are organised and governed and the associated roles and responsibilities.
￮People and Skills – our workforce composition, such as its size, diversity and location, and the skills required to deliver Shell's objectives.
￮Processes and Systems – how we transform inputs into outputs in a controlled manner, leveraging data and systems as appropriate. This also includes the standards that further define the boundaries within which Shell operates.
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

151	Shell	Form 20-F 2025

Governance | Governance framework continued
Risk management and controls
The Board is responsible for establishing and maintaining an effective risk management and internal control framework, and determining the nature and extent of the principal risks that Shell is willing to take in order to achieve its long-term strategic objectives.
The Shell Performance Framework sets out the overarching approach to how we manage risks in Shell. This approach, together with Shell's principal and emerging risks, is described on page 23.
Board review of principal and emerging risks
The Board confirms it has carried out a robust assessment of Shell's principal risks, including a robust process for identifying, evaluating and managing these principal risks. The Board also confirms it has carried out a robust assessment of Shell's emerging risks. These assessments have been in place throughout 2025 and up to the date of this Report, are reviewed by the Board and accord with the Financial Reporting Council guidance on risk management, internal control and related reporting.

See "Risk management and Risk factors" on pages 23-32.

Review of the effectiveness of the risk management and internal control
The Audit and Risk Committee (ARC) assists the Board in fulfilling its responsibilities in relation to the effectiveness of the risk management and internal control framework, the integrity of financial reporting, and consideration of compliance matters.

See "Audit and Risk Committee Report" on pages 159-168.

The ARC receives regular reports and updates on financial, operational, reporting, compliance and risk management and internal control matters throughout the year. It is helped with its monitoring and review responsibilities by reports of:
￮the Executive Vice President Controller and Finance Operations;
￮the Chief Internal Auditor;
￮the Chair of the Upstream Reserves Committee
￮the Chairs of the Disclosure Committee and the External Reporting Control Committee;
￮the Executive Vice President Information and Digital Technology and Chief Information Officer;
￮the Chief Ethics and Compliance Officer; and
￮the External Auditor.
The reports from the Chief Internal Auditor outline notable internal audits and those with a significant impact on the effectiveness of the framework of internal control. The ARC also reviews significant incidents on the above topics including business integrity issues.
The Chair of the ARC provides regular updates to the Board after each of its meetings. These updates cover, among other matters, the respective aspects of controls that it monitors in accordance with its Terms of Reference. During and after such sessions, the Board has the opportunity to request further information and ask clarifying questions. The Board also receives the approved minutes of the ARC. In addition to the Board's own reviews and deep dives on the Group's principal and emerging risks, these help the Board with its ongoing monitoring and annual review of material controls.
The Executive Committee (EC) and the Board supported by the ARC conduct an annual review of the effectiveness of the risk management and internal control framework. This is based on: (i) assessments by the Executive Vice President Controller and Finance Operations and the Chief Internal Auditor including the outcome of the Group Assurance Letter process, (ii) the outcomes of Group-level risk reviews, and (iii) their own insights and reviews during the year. As part of the Group Assurance Letter process, each member of the EC conducts a structured internal assessment of compliance with legal, ethical and other requirements of the Shell Performance Framework.
The Board reviews and discusses the insights and conclusions from this annual assessment.
The Board confirms that it has conducted its annual review of the effectiveness of Shell's system of risk management and internal control in respect of 2025, and that this review covered all material controls, including financial, operational, reporting and compliance controls.
Provision 29 of the 2024 UK Corporate Governance Code
During 2025 the EC, the ARC and the Board considered readiness for compliance with the new Provision 29 of the 2024 UK Corporate Governance Code which, among other things, will require the Board to make a declaration of the effectiveness of Shell's material controls in the 2026 Annual Report. Activities undertaken in relation to this build on the existing risk management and internal control framework and include: (i) a review of material controls for each principal risk; and (ii) plans to apply the Provision 29 principles and process as part of the 2025 risk management and internal control assessment ahead of the formal attestation to be made in the 2026 Annual Report.

Risks
The Board reviewed reports on Shell's top risks, external and internal trends and emerging risks.
Chief Ethics and Compliance Officer Report
Data and insights include information from the Shell Global Helpline, the Shell Ethics and Compliance organisation and the Shell People Survey.
The ARC is kept updated when matters highlighted through the Shell Global Helpline are investigated. The ARC is also informed about the associated remediation. See "Audit and Risk Committee Report" on page 159-168.
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

The information provided within these reports further supports the Board's annual review of the effectiveness of the Group's risk management and internal control framework, and feeds into the Group scorecard, against which staff bonuses are calculated.

152	Shell	Form 20-F 2025

Governance | Governance framework continued
Board Performance Review Process
Note: The below activities were undertaken by Jan Hall of No.4.
[A]Jan Hall also attended the Board discussion, during which feedback was also provided to Committee Chairs.

Board performance review process
As required by the UK Corporate Governance Code every three years, the 2025 Board performance review (the 2025 Review) was conducted differently from the reviews undertaken in 2024 and 2023. The 2025 Review comprised an externally facilitated performance review by an external provider, Jan Hall of No 4, through one-on-one interviews with the Board members and key individuals, as opposed to the questionnaire approach used in 2024 and 2023. Having reflected on progress made in recent years, the Nomination and Succession Committee concluded that appointing Jan Hall provided an opportunity to reflect and further build upon improvements made since the last externally facilitated review in 2022 (the 2022 Review), which was also undertaken by Jan Hall. Jan Hall and No 4 have no connection or relationship to the Company or to any Director.
Planning for the Review
The 2025 Review process started with briefing meetings where Jan Hall met the Chair, CEO, Chief Human Resources & Corporate Officer (CHRCO) and Company Secretary. These meetings helped Jan Hall further understand the Board and how its effectiveness has developed since the 2022 Review. Jan Hall then formulated a comprehensive brief for the 2025 Review process and prepared a discussion guideline which formed the basis of her one-on-one meetings. The discussion guideline was sent to the individuals participating in the 2025 Review ahead of her meetings with them.
Discussion and Observation (Stage 1)
In January 2026, detailed interviews were conducted with every Board member, the Company Secretary, External Audit partner, and three members of the Executive Committee (EC) on an open, confidential and unattributed basis. Jan Hall observed Board and Committee meetings, and reviewed the materials presented to Directors ahead of these meetings.
Analysis (Stage 2)
An outline draft report synthesising and summarising feedback from the input, and making recommendations was prepared and shared with the Chair, CEO, CHRCO and Company Secretary for comment ahead of the Board discussion referred to below.
Outcomes (Stage 3)
Jan Hall facilitated a discussion of the main themes and findings of the 2025 Review with the Board at a meeting held in February 2026. Jan Hall separately discussed the 2025 Review outcomes on the Chair's performance with the Senior Independent Director (SID), who then led a separate discussion with the Non-executive Directors (in the absence of the Chair) before the SID met with the Chair to provide him feedback on both the 2025 Review and the discussions with the Non-executive Directors. Subsequently, Jan Hall updated and concluded her report which was then shared with, and approved by, the Board in February 2026.
Overall, the Board was found to have improved and evolved significantly over the last three years in terms of its focus and effectiveness and has moved its processes in line with the business, with simpler agendas, run with discipline. Risk management is sharper. The Non-executive Directors and the Executive Directors have very good relationships, and together the Board deeply embraces the strategic challenges ahead. Further improvements identified were merely to fine-tune an already effective Board.
The Committees were considered to be well chaired and operated, with minor opportunities identified for improvement.
Chair Evaluation
The SID communicated feedback to the Chair. The Chair was regarded as an exceptional Chair who has driven significant change in the effectiveness of the Board, who is deeply committed and adds considerable value for Shell. He cares deeply about people, is well respected and has maintained strong relationships with Executive and Non-executive Directors. His clear communication, openness and desire to bring all voices into discussions continues to be valued across the Board.
Delivery against the 2025 ambitions
The Board focused on Capital Markets Day 2025 (CMD25), which took place on March 25, 2025, as well as longer-term strategy, and received regular updates on the progress made against the Group's targets and ambition. Non-executive Directors frequently engaged with EC members outside the formal Board setting, for example during the Board offsite in Australia and over dedicated lunch engagements organised for EC and Board members on Board Committee days. The Board received presentations from external speakers as part of the offsite programme.
Planned enhancements for 2026
The following were identified as areas of focus for 2026: (i) continue support for the drive for performance, discipline, focus, simplicity, and faster and more effective decision-making throughout Shell; (ii) maintain focus on strategic choices for Shell, particularly for the medium to longer term; (iii) further enhance the Board's ways of workings and governance, including by continued use of small group virtual workshops and further enhance the informal Board and EC interface outside the Board room; and (iv) sharpen focus on technology and AI, including in the Board environment. Reflecting on and in support of the above, a further review on Board effectiveness and dynamics is proposed for around the September 2026 Board meeting.

153	Shell	Form 20-F 2025

Governance

Nomination and Succession Committee

Focus areas for 2025 ￮Non-executive Director and Executive Committee succession. ￮Externally facilitated 2025 Board performance review. ￮Talent engagements with key staff and succession candidates.

Priorities for 2026 ￮Non-executive Director and Executive Committee succession. ￮Talent engagements with key staff and succession candidates. ￮Board effectiveness and dynamics review.

Sir Andrew Mackenzie
Chair of the Nomination and Succession Committee

Committee membership

Attendance during 2025
Committee member	Member since	Meetings attended	% of meetings attended
Sir Andrew Mackenzie (Chair of the Committee)	October 1, 2020	4/4	100%
Dick Boer	May 19, 2021	4/4	100%
Ann Godbehere	October 27, 2021	4/4	100%

Purpose
The Nomination and Succession Committee (NOMCO) leads the process for appointments to the Board and Senior Management [A] positions, ensures plans are in place for orderly, well-planned succession and oversees the development of a diverse succession pipeline of candidates. It also reviews the Company's policy, targets and strategy on diversity, equity and inclusion (DE&I), and monitors the effectiveness of these initiatives. It makes recommendations to the Board on corporate governance guidelines, as referred to in the Chair's introduction.
[A]In this section of the report, "Senior Management" refers to the Executive Committee and the Company Secretary, as defined by the UK Corporate Governance Code unless stated otherwise.
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
The NOMCO manages appointments to the Board and supports Senior Management succession under a structured, proactive methodology. The processes have clear and agreed selection principles for short-, medium- and long-term succession and are aligned with Shell's strategic priorities.
For Non-executive Director succession, the NOMCO continues to follow the Board Composition Principles, adding factors as they evolve. These principles include both quantitative and qualitative principles, considering:
￮the overall aspired Board composition and diversity of age; gender; race; ethnicity; educational, social, geographical and professional backgrounds; skills; knowledge; and experience that align with the Company's strategy including, among other criteria, consideration of the skills and strengths needed for the energy transition; and
￮the values and behaviours expected of Directors.
During the year, the Board Composition Principles were reviewed and updated. The NOMCO also focused on the future needs for the Board's composition, including size and tenure, skills and experience, and the DE&I requirements of the UK Listing Rules, FTSE Women Leaders Review and the Parker Review. The current size and composition of the Board was considered to be appropriate, also taking account of Committee memberships and the Board and Committee changes announced on December 11, 2025, and no changes were considered necessary as a result of the Board Performance Review. Greater flexibility around Non-executive tenure continues to be an area of focus. Although Shell does not publish the Board Composition Principles, its Board Diversity Policy (which was first published in March 2024 following recommendation by NOMCO) is available on the Company's website. This Policy highlights that Shell aims for a gender balance on the Board, with at least one senior Board position (Chair, CEO, Senior Independent Director, or CFO) held by a woman. In addition, Shell's target is to maintain the representation of both men and women at, or above, a minimum of 40% [B]. We believe that this allows Shell to be truly representative of all genders and gender identities and provides flexibility during periods of change. Further, Shell aims to maintain or exceed having at least one Board member from a minority ethnic background. For more details on the progress against these targets see page 155.
[B]These targets align with those set by the FCA under the UK Listing Rules, and all such targets on Board diversity remain subject to applicable equalities legislation, including the Equality Act 2010 (as amended from time to time) and its provisions on discrimination.

154	Shell	Form 20-F 2025

Governance | Nomination and Succession Committee continued

See "Our People" on page 131.

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
Senior Management principles feature in the NOMCO's review of the succession plans which occurs routinely in Committee meetings. Using the principles, the NOMCO implements any changes through a well-defined and diligent process with overall Board engagement. The NOMCO agrees on candidate profiles and meets prospective candidates well ahead of any selection decision being necessary. It also engages the Board early in the process to ensure Directors have an opportunity to meet and assess prospective candidates. Consequently, some of the leaders with whom the NOMCO and Board engaged extensively in the past became members of the Board (Wael Sawan and Sinead Gorman) or the Executive Committee (Andrew Smith, Machteld de Haan, Cederic Cremers and Peter Costello whose appointments became effective April 1, 2025).
During 2025, the NOMCO undertook its annual in-depth look at the status and succession plans for Senior Management within Shell, along with the review of the health of the talent pipeline. In this regard, the Board also reflected on the delayering of the most senior leadership structure to reflect the three primary areas of business value – Integrated Gas; Upstream; and Downstream, Renewables and Energy Solutions, whilst also elevating Trading and Supply, which is a key enabler across the organisation.
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
In February 2021, Shell published its aspirations for DE&I with a focus on four areas of gender, race and ethnicity, LGBT+ and disability inclusion. For more details on the progress against our ambitions for women hired and women in Senior Leadership, see page 131.
"Senior Leadership" is a Shell-specific measure based on compensation grade levels. This is different from what we are required to report under the Code, which is female representation in Senior Management and their direct reports, where the percentage as at December 31, 2025, was 35%.
Nationality diversity, such as Asian and American talent, continues to be managed in accordance with the business outlook and we have a strong focus on progressing race and ethnic minority representation.
In line with the Parker Review recommendations, Shell aimed to achieve 15% ethnic minority group representation in Senior Management [C] by 2027, which has been achieved in advance of the target date. We will now aim to achieve 17% by 2027. As at the end of 2025, ethnic minority representation in Senior Management was 16%.
[C]Senior Management refers to senior leadership based in the UK, measured based on compensation grade, and aligned with our self-identification data collection and processes.
Although the NOMCO monitors Shell's organisational DE&I strategies and initiatives, it also holds itself accountable for the Board's own diversity and inclusion. Back in 2020, the Board's diverse composition met the Hampton-Alexander requirements (now FTSE Women Leaders) and, in 2025, it met the Parker Review's objectives and the UK Listing Rule diversity targets by reflecting 42% women representation with the CFO position held by a woman and three Directors from a minority ethnic background.

See "Our people" on page 131 for more information on DE&I in Shell.

The People and Culture Strategy and diversity, equity and inclusion
Diversity continued to be a key area of focus during the year. The Board Diversity Policy is aligned to the requirements of the UK Corporate Governance Code and includes our targets for Board diversity, as well as complementing Shell's wider diversity policies and embracing Shell's values, Code of Conduct and sustainability goals. Currently, this policy is not applied to the individual Committees, although we strive to apply diverse representation across the Committees. DE&I across Committee membership remains an ongoing consideration. A copy of the Board Diversity Policy is available on our website: shell.com/investors/environmental-social-and-governance/board-of-directors.
In relation to Board director appointments and diversity, the NOMCO oversees the development of a diverse pipeline for succession to the Board and monitors that all Board appointments are subject to a formal, rigorous and transparent procedure. Appointments and succession plans are based on merit and objective criteria and promote diversity, inclusion and equal opportunity.
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

See "The Board of Shell plc" on pages 140-145 for details about the skills and backgrounds of individual members.

From a gender perspective, as at December 31, 2025, the Board comprised five female directors and seven male directors, which

155	Shell	Form 20-F 2025

Governance | Nomination and Succession Committee continued
equates to 42% female representation (2024: 42%, 2023: 42%). Following the appointments of Holly Keller Koeppel and Clare Scherrer effective January 1, 2026, there is 50% female representation on the Board. Two of the four Board committees are currently chaired by a female director. In respect of other forms of diversity, three members of the Board self-identify as being from an ethnic minority background [D].
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
The NOMCO continues to monitor and review this area, considering whether and how current Company governance matters should be strengthened. Further insight on some of the NOMCO's areas of consideration in 2025 is provided below.

Topic of discussion/example of Committee activity
Succession [A]
Recommendation	￮Appointments of Holly Keller Koeppel and Clare Scherrer as Non-executive Directors. ￮Changes to the composition of the Board Committees.
Oversight	￮Supported the appointments of Andrew Smith, Machteld de Haan, Cederic Cremers and Peter Costello to the Executive Committee. ￮Shell diversity, equity and inclusion and the Board Diversity Policy.
Engagement	￮Talent engagements.

Topic of discussion/example of Committee activity
Talent overview and senior succession review
Shell Senior Succession and Resourcing Review covering Executive Director and EC succession and the overall talent pipeline	￮Insights on Shell's talent and leadership strength. ￮Assurance of robust succession and contingency plans.

Topic of discussion/example of Committee activity
Board membership and other appointments
Directors' tenure, external commitments, conflicts of interest and succession planning	￮Non-executive Director appointments and changes to committee membership.

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
￮Determined the process for the externally facilitated 2025 Board Performance Review (see page 153 for an overview of the process and the outcome of the review).
￮Considered the role and responsibilities of the Sustainability Committee.

[A]The NOMCO was assisted during 2025 by Korn Ferry (UK) Limited ("Korn Ferry"), an external global search company whose main role was to propose suitable candidates. Korn Ferry does not have any connection with the Company other than that of search consultant, and leadership and advisory support. The Chair does not participate in discussions regarding his own succession. Korn Ferry is a signatory to The Voluntary Code of Conduct for Executive Search Firms, which aims to improve board diversity.

Executive Committee (EC) succession
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
Succession for senior roles is planned well in advance and reviewed regularly. Succession planning is a crucial, ongoing consideration and not just an area of focus when an EC member change is anticipated. The Board oversees Shell's succession planning process in which selection is the final step of a rigorous, sophisticated and well-planned process.
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
The NOMCO engages across the executive talent pipeline to ensure it interacts and becomes familiar with talent at different levels of the organisation; for example, on a regular basis informal engagements are held with employees from a range of businesses, functions and backgrounds prior to a Board meeting. Not only does this engagement support senior succession, it also provides a helpful element of the NOMCO's workforce engagement.
The Board is proud that candidates for the most senior leadership roles have primarily come from within the business, demonstrating that the leadership development and succession process remains effective.

156	Shell	Form 20-F 2025

Governance
Sustainability Committee
Dear Shareholders,

I am pleased to present the Sustainability Committee (SUSCO) Report for 2025.
The SUSCO focused on Shell's sustainability performance in 2025, with particular attention to environment and people topics. We received updates on sustainability-related regulations and discussed sustainability topics and matters of public concern.
I was delighted to welcome new SUSCO member, Holly Keller Koeppel, who joined the SUSCO on January 1, 2026, bringing valuable experience and insights. As announced in December 2025, Neil Carson will not stand for re-election to the Board at the 2026 Annual General Meeting (AGM) and will subsequently step down from the SUSCO. I would like to thank Neil for his excellent contributions and insights to the Committee.
The 2026 AGM will also be my last as the SUSCO Chair, as I will be stepping down from the Board and the SUSCO following the AGM. It has been a privilege to chair the SUSCO, and I wish my successor, Sir Andrew Mackenzie, every success for the future.
Catherine J. Hughes
Chair of the Sustainability Committee

“The SUSCO focused on Shell's sustainability performance in 2025, with particular attention to environment and people topics.”
Catherine J. Hughes
Chair of the Sustainability Committee

Focus areas for 2025
￮Shell's sustainability performance.
￮Selected sustainability topics with focus on people and environment.
￮Emerging trends and regulatory developments.
￮Emerging sustainability topics with stakeholder interest.

Priorities for 2026
￮Oversight of emerging external trends related to disclosed sustainability impacts, risks and opportunities.
￮Undertake deep dives on sustainability topics as agreed by the Board and Committee.

Committee membership

[A]Member since January 1, 2026.

Attendance during 2025
Committee member	Member since	Meetings attended	% of meetings attended
Catherine J. Hughes (Chair)	November 1, 2017	4/4	100%
Neil Carson OBE	June 1, 2019	4/4	100%
Bram Schot [B]	October 1, 2020	3/4	75%
Jane H. Lute	May 24, 2022	4/4	100%
Leena Srivastava	March 13, 2023	4/4	100%
[B]Bram Schot was unable to attend the March 2025 meeting due to another scheduled business commitment.

157	Shell	Form 20-F 2025

Governance | Sustainability Committee continued
Purpose
The SUSCO's roles and responsibilities are set out in its Terms of Reference which are reviewed annually (considered in December 2025 and reviewed and updated in February 2026), a copy of which can be found on shell.com.
Following updates to its Terms of Reference, the SUSCO's purpose is to assist the Board of Directors in fulfilling its responsibilities by (i) providing oversight of emerging trends related to disclosed sustainability impacts, risks and opportunities, excluding carbon and safety (which remain matters for the Board) and (ii) performing such further functions related to sustainability, including undertaking deep dives on sustainability topics, as the Board and Committee may agree.
The SUSCO meets at least twice each year. The Chair of the Board and the CFO attend Committee meetings.
Activities
During 2025, the SUSCO received updates on the EU Corporate Sustainability Reporting Directive (CSRD) implementation and other sustainability-related regulations and their potential implications for Shell. This included the EU Corporate Sustainability Due Diligence Directive and the related EU-Omnibus developments. The SUSCO reviewed the double materiality assessment as part of the CSRD implementation, priority topics and peer reviews.
The SUSCO considered, in depth, sustainability topics and matters of public concern such as human rights and worker welfare. The SUSCO was also briefed on Shell's fresh water use in operations and its supply chain with a focus on biofuels, and Shell's approach to plastic waste.
The SUSCO provided input to Shell's annual reporting and disclosures on sustainability. The SUSCO Chair held meetings during the year with senior leaders to discuss specific topics.
Site visits
See Board activities on page 148 for information in relation to Board site visits.

158	Shell	Form 20-F 2025

Governance
Audit and Risk Committee Report
Dear Shareholders,
I am pleased to present our Audit and Risk Committee (the ARC) Report for 2025.
I was delighted to welcome new ARC members, Holly Keller Koeppel and Clare Scherrer, who both joined the ARC on January 1, 2026, and will bring valuable insight and experience.
The ARC assists the Board in fulfilling its oversight responsibilities in areas including the integrity of financial reporting, the effectiveness of the risk management and internal control framework, as well as the consideration of ethics and compliance matters. We are responsible for assessing the quality of the audit performed by, and the independence and objectivity of, the external auditor. The ARC also makes a recommendation to the Board on the appointment or reappointment of the external auditor. In addition, we oversee the work and quality of the internal audit function.
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
“The ARC assists the Board in fulfilling its oversight responsibilities in areas including the integrity of financial reporting, the effectiveness of the risk management and internal control framework, as well as the consideration of ethics and compliance matters.”
Ann Godbehere
Chair of the Audit and Risk Committee
We received briefings from the Chief Internal Auditor on the outcomes of significant audits and notable control matters. We also received briefings from the Chief Internal Auditor and the Executive Vice President (EVP) Controller & Finance Operations on the effectiveness of Shell's risk management and internal control framework and readiness for compliance with the new Provision 29 of the 2024 UK Corporate Governance Code.
The impacts of climate change and the energy transition continue to touch on many aspects of the ARC's work, including financial statement impacts. The ARC also considered sustainability-related disclosures required in accordance with the Corporate Sustainability Reporting Directive (CSRD). During 2025, the ARC reviewed benchmarking with disclosures prepared by other companies which are also subject to the requirements of the CSRD and satisfied itself Shell's disclosures remain appropriate.
In 2025, the ARC held additional discussions to consider external auditor independence issues related to audit partner rotation requirements and amendments to Shell's Form 20-Fs for the years ended December 31, 2023 and 2024. The ARC initiated a competitive audit tender process at the beginning of the fourth quarter 2025. In February 2026, the Board approved the ARC's audit tender outcome recommendation and a resolution proposing the appointment of PwC as the external auditor for the financial year 2027 will be put forward to shareholders for approval at the 2027 AGM. See page 167 for further information.
As part of its oversight of compliance with applicable legal and regulatory requirements, including monitoring ethics and compliance (E&C) risks, the ARC discussed with the Group Chief Ethics and Compliance Officer activities undertaken in the E&C programme which provides controls to mitigate E&C risks in the areas of anti-bribery and corruption/anti-money laundering, antitrust, data privacy, trade compliance and conduct risk management; and steps taken to manage those risks.
In 2025, members of the ARC visited Australia as part of a Board site visit. Site visits deepen directors' understanding of risks and opportunities, as well as their understanding of how the Company's strategy is being implemented.
On a final note, the ARC recognises the continued strong commitment and dedication of the financial and non-financial reporting teams and would like to thank them for all their efforts during 2025.
Ann Godbehere
Chair of the Audit and Risk Committee

Focus areas during 2025
￮Regulatory developments, including preparation for the new Provision 29 of the 2024 UK Corporate Governance Code, and fraud and sustainability reporting regulations.
￮Portfolio developments, including the Adura Energy Limited joint venture.
￮Information risk management, including cyber security.
￮Treasury (including Pensions).
￮Supply chain (Risks, Controls and Assurance).
￮Finance Process Data System Transformation.

159	Shell	Form 20-F 2025

Governance | Audit and Risk Committee Report continued

Priorities for 2026 ￮Trading Commodity Financing. ￮Divestments. ￮Joint ventures and portfolio companies. ￮AI compliance. ￮Finance systems and AI.

Committee membership

[A]Member since January 1, 2026.

Attendance during 2025
Committee member	Member since	Meetings attended	% of meetings attended
Ann Godbehere (Chair)	May 23, 2018	7/7	100%
Dick Boer	May 20, 2020	7/7	100%
Cyrus Taraporevala	March 2, 2023	7/7	100%
Sir Charles Roxburgh	March 13, 2023	7/7	100%
Catherine J. Hughes	May 23, 2023	7/7	100%

All ARC members are financially literate, independent Non-executive Directors. In respect of the year ended December 31, 2025, for the purposes of the UK Corporate Governance Code, Ann Godbehere qualifies as: a person with "recent and relevant financial experience" and competence in accounting, and, for the purposes of US securities laws, an "audit committee financial expert".
The experience of the ARC members outlined on pages 140-145 demonstrates that the ARC as a whole has competence relevant to the sector in which Shell operates, and the necessary commercial, regulatory, financial and audit expertise required to fulfil its responsibilities. The ARC members have gained further knowledge and experience of the sector as a result of their Board membership and through various in-person and virtual site visits since their respective appointments.
The ARC invites the Chair of the Board, CFO, the Chief Legal Officer, the Chief Internal Auditor, the EVP Controller & Finance Operations, the Vice President Group Appraisal and Reporting and Deputy Controller, the Company Secretary and the external auditor to attend each meeting. The CEO may also attend ARC meetings. Other members of management attend when requested on specific topics or to provide input on more detailed technical matters that may arise. The ARC holds private sessions separately with the Chief Internal Auditor and the external auditor without members of management present (except for the Chief Legal Officer who may attend). Outside of the formal ARC meetings, the Chair of the ARC meets regularly with each of the following: the CFO, the EVP Controller & Finance Operations, the Chief Internal Auditor and the external auditor.
Committee remit
The roles and responsibilities of the ARC are set out in its Terms of Reference which are reviewed annually (considered in December 2025 and reviewed and updated in February 2026), a copy of which can be found on shell.com). The key responsibilities of the ARC include, but are not limited to:
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
Compliance and governance
￮reviewing the functioning of the Shell Global Helpline and reports arising from its operation;
￮overseeing compliance with applicable legal and regulatory requirements, including monitoring ethics and compliance risks.

160	Shell	Form 20-F 2025

Governance | Audit and Risk Committee Report continued
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
The ARC's responsibilities as set out in its Terms of Reference form the basis of the ARC's annual work plan, which is adjusted as appropriate throughout the year. In addition, the ARC annually identifies certain business and function areas to focus on during that year. The focus areas generally encompass aspects of risk management and internal control, financial reporting and compliance. The ARC is authorised to seek any information it requires from management and external parties and to investigate issues or concerns as it deems appropriate. The ARC may also obtain independent professional advice at the Company's expense. No such independent advice was requested in 2025.
The ARC keeps the Board informed of its activities and recommendations, and the Chair of the ARC provides a report and an update to the Board after every ARC meeting. The ARC discusses with the Board if it is not satisfied with or believes that action or improvement is required concerning any aspect of financial reporting, risk management and internal control, compliance or audit-related activities.

Focus areas for 2025
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
In addition to the significant accounting and reporting considerations discussed on pages 163-164 the business and function areas reviewed by the ARC in 2025 included the following:
￮Regulatory developments – the ARC was briefed regularly regarding regulatory developments and their implications for Shell, including, for example, in the UK, in relation to the new Provision 29 of the 2024 UK Corporate Governance Code, and the Economic Crime and Corporate Transparency Act 2023. In addition to CSRD developments, the ARC was briefed in relation to other UK, US and EU sustainability reporting developments.
￮Treasury (including Pensions)– senior Treasury leaders provided the ARC with an overview of the scope and status of Treasury activities, noting that Group Treasury's overarching objective is to ensure that the Group is appropriately funded and that financial risks are managed appropriately. The ARC reviewed the overall governance, controls and assurance activities related to Treasury, including financial, operational (including cyber) and regulatory risks. The ARC also received an update on activities undertaken over the last three years to de-risk defined benefit pension schemes; an outline of risk management strategies being deployed or considered for larger defined benefit pension funds; and an update on legislative changes in the Netherlands.
￮Supply chain (Risks, Controls and Assurance) -- the ARC was briefed with respect to the status and management of supply chain risks in the context of the current external and internal environment, including the impact of transformation projects.
￮Finance Process Data System Transformation -- the ARC received an update regarding the major digital transformation which the Finance function is undergoing over the next five years, including an overview of the associated value, risks and mitigations.
Site visits
During the year, members of the ARC visited Australia as part of a Board site visit.

Risk management and internal control
The ARC assists the Board in reviewing the emerging, principal and other significant risks facing the Group and in fulfilling its responsibilities in relation to risk management and internal control. In order to monitor the effectiveness of the procedures for internal control over financial reporting, compliance and operational matters, the ARC reviews reports on risks, controls and assurance, including the annual assessment of the risk management and internal control framework. The ARC also reviews management's evaluation of the internal control of financial reporting as required under Section 404 of the Sarbanes-Oxley Act (SOX 404). The ARC updated the Board on compliance with internal controls across the Shell Group and on any major matters for which action or improvement was recommended.Throughout the year, the ARC and management discuss Shell's overall approach to risk management and internal control, including compliance, tax and information risk management matters and the adequacy of disclosure controls and procedures. The ARC receives regular reports from the EVP Controller & Finance Operations on the status of actions to address control weaknesses identified via business control incidents and the trends in other measures used to monitor the robustness of the risk management framework and internal control systems.

The ARC is also briefed on litigation and other matters (see Note 32 to the "Consolidated Financial Statements" on pages 286-288 and "Governance framework" on page 152).

For 2025, reviews included overall assessment of the risk landscape, including controls, exception reporting and Shell Internal Audit and Investigations (SIAI) observations as well as deep dives on specific areas, in addition to assessing readiness for compliance with the new Provision 29 of the 2024 UK Corporate Governance Code (see also "Governance Framework" on page 152). The ARC also regularly reviews the status of management's SOX 404 testing of controls and remediation actions to address any identified weaknesses. The ARC and management also discussed the steps taken to maintain an effective control environment and to further demonstrate "management in control" during the year.

161	Shell	Form 20-F 2025

Governance | Audit and Risk Committee Report continued
It is important that the ARC monitors and learns about relevant evolving external developments in a timely fashion. Accordingly, the ARC is regularly briefed on developments in the legal, regulatory and financial reporting landscape that could affect the Company.
In 2025, the ARC dedicated time to the following topics:
￮Tax risks – in addition to the regular review of Shell's tax provisions, the ARC received updates regarding developments in the external tax landscape, including windfall and minimum taxes. The ARC and management also discussed tax strategy, tax risk management and the tax control framework.
￮Information risk management, including cyber security – the ARC was briefed in relation to Shell's information risk management framework, against the backdrop of a deteriorating external threat environment and evolving global regulatory landscape, including SEC cyber security disclosure rules. The ARC was also provided with an update on strategic programmes in information risk management.
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
In addition to the above, the ARC also had quarterly discussions with the Chief Internal Auditor regarding the Company's risk management and internal control framework, significant matters arising from the internal audit assurance programme and management's response to internal audit findings and control weaknesses, including agreed actions. The ARC also reviews significant legal matters with Shell's Chief Legal Officer.
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
The ARC reviewed the Company's 2025 quarterly unaudited interim financial statements, half-year report, Annual Report and Form 20-F with management and the external auditor. The ARC also reviewed the amendments to Shell's Form 20-Fs for the years ended December 31, 2023 and 2024 (see pages 167 for further information).
Shell uses alternative performance measures (APM) to provide greater insights into its financial and operating results. The ARC regularly considers the APMs used in Shell's reporting, the reconciliations to IFRS financial statements and explanations for changes from the previous quarter and year. The ARC reviews the overall presentation of APMs with management to ensure they are not given undue prominence. The ARC discusses adjusting items with management, including any changes to methodology.
The APMs disclosed by Shell are subject to the same internal control process as that applied for other financial reporting.
The ARC discussed the audited financial statements with management and the external auditor. The ARC advised the Board that in its view the 2025 Form 20-F including the financial statements for the year ended December 31, 2025, taken as a whole, provides the information necessary for shareholders to assess Shell's position and performance, business model and strategy. The ARC also advised the Board that in its view, the inclusion of the audited financial statements in the 2025 Form 20-F is appropriate. To reach this conclusion, the ARC critically assessed drafts of the 2025 Form 20-F including the financial statements and reviewed with management the process for ensuring compliance with applicable requirements. This process included: verifying that the contents of the 2025 Form 20-F are consistent with the information shared with the Board during the year to support their assessment of Shell's financial position and performance; ensuring that consistent materiality thresholds are applied for favourable and unfavourable items; considering comments from the external auditor; and receiving assurance from the Executive Committee (EC). The ARC also reviewed and considered the Directors' half-year and full-year statements with respect to the going concern basis of accounting. The Committee and the external auditor also discussed matters regarding the audit and the quality of the accounting judgements employed by management.

162	Shell	Form 20-F 2025

Governance | Audit and Risk Committee Report continued
Significant accounting and reporting considerations
The ARC considered the following significant accounting and reporting matters, including those related to Shell's 2025 Consolidated Financial Statements. The ARC was satisfied with how each of the areas below was addressed. As part of this assessment, the ARC received reports, requested and received clarifications from management, and sought assurance and received input from the internal and external auditors.

Matters considered	Committee activity and outcome
Climate change and energy transition
Risks related to climate change and the energy transition are regularly monitored to ensure impacts are reflected within Shell's financial statements.
The external landscape related to non-financial disclosures continues to evolve. In the absence of one global standard for climate-related reporting, there are demands from various regulatory and voluntary bodies all with their own expectations for disclosures.

The ARC discussed with management key regulatory requirements including (but not limited to) the EU Omnibus simplifications, and International Sustainability Standards Board (ISSB) requirements, and their implications or potential implications for Shell's external disclosures.
The ARC reviewed Note 4 to the "Consolidated Financial Statements" summarising the key climate risk impacts on the Consolidated Financial Statements as well as the impairment sensitivity disclosures using price outlooks based on different climate change scenarios, including external scenarios.

See Note 4 to the "Consolidated Financial Statements" on pages 228-239.

The ARC was briefed on the status of Shell’s Sustainability reporting, associated risks and uncertainties, and control framework. The ARC reviewed regulatory sustainability disclosures including the CSRD disclosures within the "Sustainability Statements" section, and other non-financial disclosures as part of the Annual Report review. The ARC was also briefed on the EU Taxonomy disclosures included within the "Supplementary Information" section.

Updates regarding climate change and energy transition risk factors have been included on pages 25-26.
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
The ARC considered continued volatility in global risk-free interest rates, alongside other input assumptions, in assessing market expectations of the expected rate of return on various assets for the purposes of impairment testing. This included reviewing the outcomes of periodic reassessments of the weighted average cost of capital during the year, including management's conclusion on the reasonability of the discount rate applied as at December 31, 2025. The ARC was satisfied the discount rate applied throughout the period was appropriate.
The ARC considered the updated oil and gas price outlooks against market developments and benchmarks. The 2025 commodity price outlook was reassessed to determine whether revised price premises would result in a trigger for impairment or impairment reversal. The ARC reviewed the outcomes of impairment assessments and was satisfied with the conclusions reached.
The ARC also reviewed other circumstances that may indicate that the recoverable amount of assets may have changed, such as those related to revision of future plans and developments, exploration and evaluation assets, held-for-sale classification for asset disposals and margin assumptions. The ARC also reviewed the outcomes of goodwill testing.

See Notes 2, 11, 12 and 13 to the "Consolidated Financial Statements" on pages 218-228, 252-253, 253-254 and 255-257.
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

See Note 26 to the "Consolidated Financial Statements" on pages 276-282.
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

See Notes 2 and 23 to the "Consolidated Financial Statements" on pages 218-228 and 265-268.

163	Shell	Form 20-F 2025

Governance | Audit and Risk Committee Report continued

Matters considered	Committee activity and outcome
Portfolio activities
In implementing our strategy, several portfolio developments occurred in 2025.
The ARC discussed the accounting implications of these developments and the recognition of: (i) decommissioning and restoration provisions; (ii) deferred tax balances; (iii) impairment; and (iv) assets held for sale. The ARC also considered complex accounting treatments arising from acquisitions and divestments, including the acquisition of Pavilion Energy in March 2025, the sale of The Shell Petroleum Development Company of Nigeria in March 2025, the sale of Shell Energy and Chemicals Park Singapore in April 2025, and the recognition and measurement of the Adura Energy Limited joint venture with Equinor.

See Notes 2 and 25 to the "Consolidated Financial Statements" on pages 218-228 and 275.
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
The discount rate is reviewed regularly and the ARC considered the extent to which the rate applied remained appropriate in the context of volatile US Treasury yields. The ARC was satisfied that the rate applied remained appropriate as at December 31, 2025.
The ARC reviewed provisions, contingent liabilities and disclosures related to litigation, based on quarterly updates, for inclusion in the quarterly unaudited interim financial statements, half-year report, Annual Report and Form 20-F. The ARC also reviewed other provisions.
The ARC has continued to receive updates on the withdrawal from Russian oil and gas activities throughout 2025 including implications for the financial statements.

Retirement benefit obligations
Retirement benefits are an important component of both assets and liabilities on the balance sheet. The quantification of these assets and liabilities requires judgements on input parameters which include, but are not limited to, actuarial assumptions and discount rates.

The ARC reviewed the management of risks in relation to retirement benefits in 2025, including financial, operational and regulatory developments. The ARC reviewed the key assumptions (including discount rates and inflation) and sensitivities as part of the Annual Report review and the enhanced disclosures made in this Report. The ARC also considered the accounting treatment for complex retirement benefit transactions, including the recognition of an asset ceiling adjustment in respect of Shell's defined benefit pension fund in the Netherlands.

See Note 24 to the "Consolidated Financial Statements" on pages 268-274.
Other matters
Other significant accounting and reporting matters assessed.
The ARC also reviewed: the year-end reported proved oil and gas reserves, including management judgements and adjustments made to reflect changes in geological, technical, contractual and economic information (including yearly average price assumptions) and the effectiveness of financial controls.

164	Shell	Form 20-F 2025

Governance | Audit and Risk Committee Report continued

Compliance and Governance
Ethics and compliance
In 2025, the ARC received an update from the Chief Ethics and Compliance Officer with respect to revisions to the Code of Conduct (see also page 138) and the introduction of the Legal Group Requirements (which replaced the Ethics and Compliance Manual in December 2025). The Chief Ethics and Compliance Officer also briefed the ARC on how a range of factors and external trends and developments were affecting conduct risk at Shell. The Chief Ethics and Compliance Officer summarised emerging ethics and compliance risks and management's actions to manage and mitigate them. The Chief Ethics and Compliance Officer briefed the ARC on communications to staff from both senior leaders and mid-level management reinforcing the importance of adherence to and affirming Shell's commitment to the Ethics and Compliance framework and Code of Conduct throughout the year.
As part of the overall assessment of the risk management and internal control framework, the ARC discussed with the Chief Ethics and Compliance Officer their annual report on compliance matters. The report included an overview of the effectiveness of Shell's ethics and compliance programme in managing ethics and compliance risk in Shell's business activities, regulatory developments and compliance activities. The ARC also reviewed investigations of cases involving ethics and compliance concerns. The ARC discussed management's findings in such cases to satisfy itself that a rigorous process had been followed, with appropriate disciplinary action being taken where necessary, and that management had embedded learnings into Shell's systems and controls.
Whistleblowing investigations
The ARC is responsible for establishing and monitoring the implementation of procedures for the receipt, retention, investigation and follow-up actions of complaints received, including those from the Shell Global Helpline. The ARC reviewed whistleblowing reports and internal audit reports and considered management's responses to the findings in these reports. In 2025, 1,983 allegations and enquiries were made through the Shell Global Helpline (2024: 2,025), of which approximately 34% were submitted anonymously (2024: 39%). In 2025, a total of 497 investigations were closed (2024: 555), of which 67% were found substantiated (2024: 62%) and were highest in the areas involving harassment, information and records management, conflicts of interest and protection of assets.
Regulatory developments
The ARC was briefed on regulatory developments in areas including:
(i) sustainability and climate-related disclosures; (ii) accounting and reporting developments; (iii) environmental liabilities; (iv) treasury activities; (v) fraud; and (vi) readiness for compliance with the new Provision 29 of the 2024 UK Corporate Governance Code.
ARC annual evaluation
The ARC undertakes an annual evaluation of its performance and effectiveness. Noting also the outcome of the external Board performance review, which was discussed prior to the February 2026 Board meeting, and the subsequent report, the ARC concluded that its performance in 2025 had been effective and that it had fulfilled its role in accordance with its Terms of Reference.(See also "Governance framework" section on pages 153)

Internal Audit
Each quarter, the ARC discusses with the Chief Internal Auditor the Company's risk management and internal control framework, any significant matters arising from the internal audit assurance programme and management's response to significant audit findings and notable control weaknesses, including planned improvements and agreed actions. The ARC also holds private sessions with the Chief Internal Auditor without members of management, except for the Chief Legal Officer, who may attend. Outside of the formal ARC meetings, the Chair of the ARC meets regularly with the Chief Internal Auditor.
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
Annual internal audit plan and assessment of internal audit's effectiveness
The ARC considered and approved the internal audit functional plan, including these focus areas for 2025:
￮People -- talent and capability (professional audit development and technical capabilities).
￮Operational excellence -- further enhance the planning, execution and reporting processes.
￮Competitiveness -- increase value by tailoring the function's structure and targeting critical risks areas.
￮Innovative technology -- further leveraging innovation and new technologies, such as AI and data analytics. In 2025, the Chief Internal Auditor's reports continued to be developed with the use of AI.
The Chief Internal Auditor periodically assesses whether the purpose, authority and responsibilities of the internal audit function continue to enable it to accomplish its objectives. The results of this periodic assessment are communicated to the Executive Committee and the ARC. The Chief Internal Auditor also confirms to the ARC the continued validity of the charter of the internal audit function or puts forward proposals for updates to it. The Chief Internal Auditor maintains an internal quality assurance and improvement programme, including an annual assessment of the effectiveness and efficiency of the internal audit function's activities and evaluations of conformance with the standards of the Chartered Institute of Internal Auditors (CIIA). The Chief Internal Auditor discusses the results of this annual assessment with the EC and the ARC. The Chief Internal Auditor also provided the ARC with an update on the status of implementation of the Institute of Internal Auditors new Global Internal Audit Standards which took effect on January 9, 2025, and noted the steps taken to meet the intent of these new standards.

165	Shell	Form 20-F 2025

Governance | Audit and Risk Committee Report continued
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
The Chief Internal Auditor updated the ARC quarterly on the approved 2025 internal audit plan and discussed whether the plan remained fit for purpose in addressing the most critical areas of risk. The ARC assessed the performance of both the internal audit function and the Chief Internal Auditor as effective. The ARC also considered and approved the 2026 internal audit plan.

External Auditor
Annual external audit plan and assessment of external audit's effectiveness
EY reviewed with the ARC its audit strategy, scope and plan for the 2025 audit, highlighting areas which would receive special consideration. In particular, the ARC and EY discussed how the audit would take into consideration risks associated with:
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
Quarterly, the ARC meets privately with EY representatives without management (except for the Chief Legal Officer who may attend) being present to encourage open and transparent feedback from both parties. In addition, the Chair of the ARC meets separately with the external auditor on a regular basis.
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
In addition to reflecting on its own experiences, including interactions with the external auditor throughout the year, the ARC considered and discussed the results of management's internal survey relating to EY's performance over the financial year 2025, which reflected a broadly comparable performance to 2024 and the views and recommendations from management and the Chief Internal Auditor.
As part of the current assessment of effectiveness, the ARC has taken into consideration the guidance issued by the FRC, including the guidance issued in May 2023 on oversight of the external audit set out in "Audit Committees and the External Audit: Minimum Standard" (the Minimum Standard).
EY non-compliance with independence rules related to audit partner rotation requirements
On July 1, 2025, EY advised the ARC that its US opinions on the Company's previously issued audited consolidated financial statements and effectiveness of internal control over financial reporting (jointly the "previously issued financial statements") for the years ended as of December 31, 2023 and 2024 (the "applicable years"), respectively, should no longer be relied upon. After an internal review, EY concluded that it was not in compliance with the SEC's auditor independence rules related to audit partner rotation requirements for the audits of the applicable years. EY had determined that the partner who led the audit for the applicable years had exceeded the period allowed under SEC audit partner rotation rules and hence was not eligible to serve as lead engagement partner for those audits. EY subsequently assigned a different partner to perform the role of lead audit partner with respect to the audits and concluded that no changes to the previously issued financial statements for the applicable years were necessary. EY also concluded that the appropriate remediation had been completed, and it was capable of exercising objective and impartial judgment with respect to the US audit opinions included in the amended Form 20-Fs for the applicable years to be filed with the SEC.
The previously issued financial statements as prepared by the Company for the applicable years were unchanged and, on July 2, 2025, the Company filed amended Form 20-Fs for the applicable years. To reflect the new issue date of the Consolidated Financial Statements, consequential updates were included with respect to the going concern period and the post-balance sheet events note to the Consolidated Financial Statements. Save for these items, the previously issued financial statements and other notes did not change. The EY audit opinions remained unqualified. EY also advised the ARC that the

166	Shell	Form 20-F 2025

Governance | Audit and Risk Committee Report continued
time limitations under the UK Financial Reporting Council's Revised Ethical Standard regarding rotation of partners had been exceeded. No amended filings were required in the UK.
Prior to filing the amended Form 20-Fs, the ARC discussed this independence matter, including EY presenting to the ARC an overview of its findings and remedial steps taken to address this matter. The ARC also reviewed management's assessment of EY's independence and remediation. Taking due consideration of the above, the ARC concluded that EY is able to exercise objective and impartial judgement and hence supported the filing of the amended Form 20-Fs for the applicable years.
To gain a deeper understanding of the independence matter, at the ARC's request, EY presented to the ARC an analysis and conclusion of EY's review of the fact pattern that led to the breaches (the Review), and the additional controls and procedures implemented to ensure future compliance with regulatory independence requirements. Management also provided the ARC with its assessment of EY's Review and conclusion. The ARC discussed the Review findings with EY and also separately without EY. The ARC factored in these discussions in its assessment of the quality of EY's audit services and audit team.
Taking into account the above, the ARC is satisfied that EY continued to provide a high-quality and effective audit in its tenth year as auditor and maintained its objectivity, integrity and impartiality. As required under UK and US auditing standards, the ARC received a letter on independence-related matters from EY. EY also informed the ARC in writing of any significant relationships and matters that may reasonably be thought to affect its objectivity and independence. The ARC and EY discussed such relationships and matters and determined that they did not impair EY's objectivity, integrity and impartiality.
Audit Committees and the External Audit: Minimum Standard
This Audit and Risk Committee Report describes how the ARC has complied, to the extent applicable, with the provisions of the Minimum Standard during the year (in particular the "External Auditor" section of this report). There were no shareholder requests for certain matters to be covered in the audit during the year and there were no regulatory inspections of the quality of the Company's audit. An explanation of the Group's accounting policies is provided on pages 218-228.
Reappointment 2026
The ARC is responsible for considering whether there should be a rotation of the independent registered public accounting firm to ensure continuing auditor quality and/or independence, including consideration of the advisability and potential impact of conducting a tender process for the appointment of a different independent public accounting firm. The ARC is also responsible for making a recommendation to the Board, for it to put to the Company's shareholders for approval in the General Meeting, on the appointment, reappointment, or removal of the external auditor.
EY was first appointed at the AGM in May 2016 after a competitive tender process. As EY was appointed in 2016, the Company was required to tender for the audit no later than the financial year commencing January 1, 2026. The tender process, led by the ARC, was commenced during 2023 and completed in 2024. Following the meetings and review of each of the candidate firms' proposals and presentations, the ARC made its recommendation on the basis of its assessment of the abilities of each of the candidate firms. At the Board meeting in December 2024, the ARC recommended two possible audit firm options to the Board, with the ARC's preference to appoint EY, and supporting justifications. The ARC's recommendation was accepted by the Board and a resolution proposing the appointment of EY as the external auditor for the financial year 2026 will be put forward to shareholders for approval at the 2026 AGM. The ARC's recommendation was free from third-party influence and there are no contractual obligations that restrict the ARC's ability to make such a recommendation. The external audit tender process is discussed on pages 178–179 of the Form 20-F for the year ended December 31, 2024.
The lead audit partner, David Canning-Jones, was appointed in 2025. For the 2025 financial year, the Company has complied with The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014.
External audit tender
Considering the developments with regards to EY non-compliance with independence rules related to audit partner rotation requirements described earlier in this Report, the ARC decided at the beginning of the fourth quarter 2025, to initiate a tender process for the external auditor, for the financial year ending December 31, 2027 (the 2026 audit tender). The ARC believes that the commencement of such a tender at this time was in the best interests of the shareholders following analysis undertaken with respect to EY's non-compliance with auditor independence rules related to audit partner rotation requirements. In conducting the tender process, the ARC considered the guidance on tendering set out in the Minimum Standard. ARC members were involved throughout the external audit tender process, including members appointed during the process from the point of their appointment.
Selection criteria
To enable an objective selection, weighted selection criteria were endorsed by the ARC, with the choice of auditor being based on quality, including independence, challenge and technical competence and not price or perceived cultural fit. The firms invited to tender, EY and PwC, were informed that their respective proposals would be assessed using the same selection criteria as in the 2024 audit tender, with a focus on independence, team composition, audit scoping and regulatory compliance. Whilst the audit fee was considered, it was not a selection criterion nor a decisive factor.
Selection process
In the 2024 audit tender, the ARC shortlisted EY and PwC based on quality, team and relevant experience for a company of Shell's size, scale and complexity, having also considered UK challenger firms with a 'public interest entity' auditor registration. Given that the audit market has not materially changed since the 2024 audit tender, the ARC remained satisfied that this shortlisting decision was valid for the 2026 audit tender. In November 2025, a request for proposal was issued to EY and PwC, followed by a series of management information sessions to update the firms on key strategic, operational and financial reporting developments since the 2024 tender. In January 2026, the final proposals were submitted by EY and PwC. The approach to the 2026 audit tender process and the selection criteria were considered and supported by the ARC.
The ARC received management's assessment of the EY and PwC proposals and input from management regarding the previously approved scoring criteria ahead of final meetings between the ARC and each of EY and PwC, which took place in February 2026. The ARC considered the safeguards in place to ensure the audit tender and selection process remained objective and independent, including appropriate recusals from key recommendations and decisions. As part of the process, public reports published by the FRC and other regulators were also considered.
ARC recommendation
Following the meetings and review of each of the candidate firms' proposals and presentations, the ARC made its selection based

167	Shell	Form 20-F 2025

Governance | Audit and Risk Committee Report continued
on its assessment of the capabilities of each of the candidate firms, as presented in their respective proposals. At the Board meeting in February 2026, the ARC recommended EY and PwC as possible audit firm options to the Board, with the ARC's preference to appoint PwC, and supporting justifications. The ARC's recommendation was accepted by the Board and a resolution proposing the appointment of PwC as the external auditor for the financial year 2027 will be put forward to the shareholders for approval at the 2027 AGM.
Item 16F Change in registrant's certifying accountant
Following the tender process described above, EY will complete the audit for the financial year 2026, resign at a date to be determined and not stand for reappointment at our 2027 AGM.
In respect of fiscal years 2024 and 2025, EY has not issued any report on the Consolidated financial statements or on the effectiveness of internal control over financial reporting of the Company that contained an adverse opinion or a disclaimer of opinion. The relevant EY auditor's reports were not qualified or modified as to uncertainty, audit scope or accounting principles.
During fiscal years 2024 and 2025 and through March 11, 2026 there has not been any disagreement (as that term is used in Item 16F(a)(1)(iv) of Form 20-F) with EY over any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedures, which disagreement, if not resolved to EY's satisfaction, would have caused EY to make reference to the subject matter of the disagreement in connection with its reports, or any reportable event as described in Item 16F(a)(1)(v) of Form 20-F with the exception that, as previously disclosed, on July 1, 2025, the Company's Audit and Risk Committee was informed by EY that (i) for the years ended December 31, 2024 and 2023, EY's independence was impaired due to non-compliance with the SEC's auditor independence rules related to audit partner rotation requirements; and (ii) solely as a consequence of this determination, EY was withdrawing its audit reports dated March 25, 2025 and March 13, 2024 on the Company's Consolidated Financial Statements for the fiscal years ended December 31, 2024 and 2023, respectively, and its reports dated March 25, 2025 and March 13, 2024 on the effectiveness of the Company's internal control over financial reporting as of December 31, 2024 and 2023, respectively, and that such reports should no longer be relied upon. On July 2, 2025, the Company filed separate amended Form 20-Fs for the fiscal years ended December 31, 2024 and 2023 to include the Consolidated Financial Statements and EY's reissued audit opinions on the Company's Consolidated Financial Statements and effectiveness of internal control over financial reporting for the years ended and as of December 31, 2024 and 2023, respectively.
Shell has provided EY with a copy of the foregoing disclosure and has requested that they furnish the Company with a letter addressed to the US Securities and Exchange Commission stating whether it agrees with such disclosure and, if not, stating the respects in which it does not agree. A copy of EY's letter dated March 11, 2026, is filed as Exhibit 16.1.
During fiscal years 2024 and 2025 and through the subsequent interim period March 11, 2026, the Company has not consulted with PricewaterhouseCoopers LLP ("PwC") regarding either: (i) the application of accounting principles to specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Consolidated financial statements of the Company, and neither a written report was provided to the Company nor was oral advice provided that PricewaterhouseCoopers LLP concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) and the related instructions to Item 16F of
Form 20-F, or reportable event, as that term is defined in Item 16F(a)(1)(v) of Form 20-F.
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
The ARC reviews quarterly reports from management on the audit and non-audit services reported in accordance with the policy or for which specific prior approval from the ARC is being sought. Under the AIP, no prior approval by the ARC is required for any additional audit service contract not individually exceeding $500,000. All non-audit services where the fee for an individual contract exceeds $100,000, including audit-related services, require individual prior approval by the ARC. For audit or non-audit service contracts that do not exceed the relevant threshold, the matter is pre-approved by management and is subsequently presented for approval by the ARC. The ARC is mindful of the overall proportion of fees for audit and non-audit services in determining whether to approve such services.
Fees
After due consideration, the ARC approved the auditor's remuneration, satisfying itself that the level of fees payable in respect of the audit and non-audit services provided was appropriate and that an effective, high-quality audit could be conducted for such fees.
The total auditor's remuneration of $63 million (2024: $66 million, 2023: $66 million) is categorised as follows: audit $58 million (2024: $62 million, 2023: 64 million); audit-related $3 million (2024: $4 million, 2023: $2 million); and all other fees $2 million (2024: $0 million, 2023: $0 million).
The scope of audit-related services contracted with the external auditor in 2025 consisted mainly of assurance and other attest services related to financial reporting.

See Note 35 to the "Consolidated Financial Statements" on page 290 for details of the auditor's remuneration.

168	Shell	Form 20-F 2025

Governance
Directors' Remuneration Report
This report
The Directors' Remuneration Report for 2025 has been prepared in accordance with relevant UK corporate governance and legal requirements, in particular Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended). The Board has approved this report.
This report is split into three sections:
￮Chair's letter;
￮Annual Report on Remuneration, describing 2025 remuneration outcomes and the planned implementation of the proposed Directors' Remuneration Policy (Policy) in 2026; and
￮The proposed Policy, which is subject to a binding shareholder vote at the 2026 Annual General Meeting (AGM).
“In 2025, we saw strong and decisive leadership, with a focus on unlocking Shell's full potential and continued commitment to safety.”
Cyrus Taraporevala
Chair of the Remuneration Committee

Dear Shareholders,
In 2025, Shell achieved another set of strong financial results that have enabled us to deliver enhanced distributions to shareholders.
At Shell, safety is extremely important and we continually work to keep our people safe. I am saddened by the tragic incidents that occurred at Shell-operated ventures in 2025. Colleagues lost their lives in four incidents in Argentina, Malaysia and the UK. When it determined the final pay outcomes for 2025, the REMCO reflected on these tragic incidents and Shell's broader safety performance.

2025 remuneration outcomes
2025 annual bonus
The annual bonus scorecard outcome was above target at 1.48. The REMCO used downward discretion to determine a final bonus outcome for Executive Directors of 1.42 after careful consideration of the factors leading to the tragic fatalities during the year and reflection on Shell's overall performance in 2025, including broader safety performance. The reduction in the bonus outcome as a result of the adjustment is equal to around 8% of salary for both Executive Directors. Further information is on page 179.

See pages 178-180 for the complete scorecard with all targets, ranges and weightings, and a discussion of performance against targets.

Vesting of the 2023 share awards
Overall, the vesting outcome of the share award was 149% of target. The REMCO was satisfied that no windfall gain had arisen. The REMCO also believes the vesting outcome to be representative of Shell's performance over the period.

See page 181 for full details of share award targets and weightings, and a discussion of performance against targets.

Finalising the 2025 pay outcomes
In finalising pay outcomes, the REMCO considered Shell's wider performance and context during 2025 and over the share award performance period, paying particular attention to:
￮The strong financial performance in 2025, with cash flow from operating activities (CFFO) of $42.9 billion, Adjusted Earnings* of $18.5 billion and free cash flow (FCF)* of $26.1 billion, which has enabled Shell to invest in its businesses and deliver shareholder distributions.
￮The shareholder experience, including:
–cash dividends of $8.5 billion and share buybacks of $13.9 billion in 2025, resulting in total shareholder distributions* of $22.4 billion for the year and $67.9 billion over the share award performance period (2023–2025); and
–absolute and relative total shareholder return (TSR) performance over the same periods, including the strongest TSR within the energy peer group over the share award performance period.
￮Shell's performance beyond the formulaic outcomes of the variable pay structures, including safety (and fatalities), reputation, ethics and compliance, and feedback from the Audit and Risk Committee.
￮Shareholders' views on remuneration matters, as shared with the REMCO during engagements in April and October 2025.
￮The employee experience, where the REMCO noted the above-target bonus outcome, the above-target vesting outcome for 2025 under the Performance Share Plan (PSP) for discretionary share awards below Senior Executive level and the average employee salary increases.
￮Comparisons between the 2025 outcomes and historical remuneration levels, noting appropriate pay-performance alignment.
￮The alignment of the 10-year average outcomes of the annual bonus scorecard (1.13) and share award (109% of target) around the target level, reflecting the effective design of the structures and the integrity of the target-setting process.
This resulted in a single figure outcome of £13.8 million for the CEO and £8.5 million for the CFO. The REMCO was satisfied that the current shareholder-approved Remuneration Policy had operated as intended, and these outcomes were appropriate in the context of Company performance and the target pay opportunity.
* Non-GAAP measure. See page 323.

169	Shell	Form 20-F 2025

Governance | Directors' Remuneration Report continued

2025 pay outcomes summary

2025 pay compared with current Policy [A]

Wael Sawan
(£ million)
2025 realised pay
Current Policy target
Current Policy maximum
0
4
8
12
16
Sinead Gorman
(£ million)
2025 realised pay
Current Policy target
Current Policy maximum
0
2
4
6
8
10
a Fixed pay
b Bonus
c Share award
d Share award: share price change and accrued dividends

10-year share award vesting

200%
150%
100%
50%
0%
'14-'16
'15-'17
'16-'18
'17-'19
'18-'20
'19-'21
'20-'22
'21-'23
'22-'24
'23-'25
a TSR
b EPS
c CFFO
d ROACE
e FCF/organic FCF
f Energy transition
Target
10-year average: 109% of target award

10-year CEO single figure outcomes

(£ thousand)
20,000
15,000
10,000
5,000
0
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
a Fixed pay
b Bonus
c Share award
d Other [B]
CEO target pay [A]

[A]Current Policy target and maximum based on the shareholder-approved 2023 Remuneration Policy in respect of the annual bonus and the share award. Salary, pension and benefits are based on 2025 data.
[B]Incremental remuneration in respect of 2022 for services as CEO Designate, in anticipation of becoming CEO in 2023.
Strategic review of remuneration
At the May 2026 AGM, shareholders will have the opportunity to vote on the proposed Directors' Remuneration Policy (Policy). In preparing for the Policy, the REMCO has spent considerable time over the past two years reflecting on the nature of the leadership ask at Shell; what it takes to lead Shell now and for the performance opportunity ahead; and how to frame remuneration appropriately -- including quantum, performance requirements and the use of discretion -- with incentives to deliver exceptional performance that supports the journey ahead as set out at Capital Markets Day 2025 (CMD25) and beyond.
Background
Since his appointment in January 2023, CEO Wael Sawan has acted with urgency to focus on delivering consistent performance, sharpen Shell's strategic focus and lay the foundations to unlock the Company's full potential. Capital Markets Day 2023 (CMD23) marked a course correction: it challenged internal assumptions, and initiated a reset to improve asset performance and shareholder returns, apply capital discipline, reduce costs, drive a cultural shift and simplify portfolio and execution. The Energy Transition Strategy 2024 aligned Shell's role in the energy transition with our core strengths and competitive capabilities. Most recently, CMD25 evolved the strategy to further focus on value by raising the bar on key financial targets while maintaining the current climate-related targets and ambition.
These changes demand significant leadership, particularly from the CEO. The impact is clear: Shell is delivering higher and more consistent returns, enhanced capital discipline and reduced costs, all while driving a cultural shift towards performance, discipline and simplification. It has been a very positive tenure for the CEO so far and the results are evident in the clear outperformance of peers on shareholder returns.
Case for change
The Board has outlined a vision to unlock the Company's potential for shareholders by redefining performance, repositioning the portfolio and resetting culture. We will drive performance by unlocking additional value from capital and cost discipline. Our portfolio must transform to secure growth in areas of competitive advantage, while navigating significant uncertainty around the pace and shape of the energy transition. Building resilience, optionality and longevity for the decades to come is essential, alongside continuing to reset aspects of the organisation into a strong performance culture across Shell.
Transforming this Company is a leadership ask of the highest order. The REMCO has carefully considered the nature of the leadership required to lead Shell for the performance opportunity ahead through multi-decade, multi-vector societal transition in a systemically important sector. The REMCO has therefore updated the benchmarking peer group to provide a guiding frame of companies with comparable leadership asks, stretched the long-term equity-based element of reward, and strengthened the performance framework to create the right incentives to deliver exceptional performance.

170	Shell	Form 20-F 2025

Governance | Directors' Remuneration Report continued
Pay benchmarking peer group
As part of the Policy review, the REMCO spent time reviewing the pay benchmarking peer group. The REMCO has historically benchmarked Executive Director pay against a peer group comprising major European companies and global energy majors. Given the leadership challenge set out by the Board for the Company's transformation, the REMCO is resetting this pay benchmarking peer group to comprise major global companies in systemically important sectors going through multi-product, multi-decadal transition.
Size continues to be a key factor in pay benchmarking. In addition, the sectors the REMCO has focused on are: energy, transport, pharmaceuticals, industrials and technology. Companies from all these sectors are already part of the existing peer group and so there is no change from that perspective. However, there is now a conscious choice for the pay benchmarking peer group to comprise comparably sized companies in these sectors.
This focus is premised on the REMCO's view that there is something fundamentally different about leading in these sectors. These are the sectors at the heart of the energy transition and other global challenges. They are sectors on which other sectors depend and build, and are, therefore, deeply interconnected. They are deeply embedded in global supply chains, subject to regulatory and stakeholder scrutiny and high barriers to entry, and characterised by direct relevance to everyday life and being foundational layers of global economies. The REMCO sees strong commonalities in the leadership demands facing Shell and companies in these sectors, whether in long-term capital allocation, pace of innovation or driving transformative change at scale.

Pay benchmarking – a focus on five sectors

Following a comprehensive global selection process and consultation with shareholders, the REMCO selected an updated pay benchmarking peer group, as set out below.

Energy	Transport	Pharmaceuticals	Technology	Industrials	For the avoidance of doubt, the performance benchmarking peer group used in the share award (bp, Chevron, ExxonMobil and TotalEnergies) remains unchanged.
bp	BMW	AstraZeneca	Cisco Systems	Boeing
Chevron	Mercedes-Benz	Novartis	IBM	GE Aerospace
ExxonMobil	Volkswagen	Pfizer	Intel	Siemens
TotalEnergies	Stellantis	Roche

Peer group selection methodology
Shell is a truly global company, with only 11% of our revenue for 2025 generated in the UK, and less than 7% of our permanent employees (as at December 31, 2025) based in the UK. Close to 27% of revenue in 2025 is from North America (comprising the USA and Canada), and around 20% of employees (as at December 31, 2025) are based there, with the remainder from the rest of the world.
Given Shell's global footprint, the REMCO's approach began with a universe of investable companies in global indices with good public pay disclosure, which was then narrowed and ranked by proximity of size, as measured by market capitalisation, revenue and total assets, and filtered for systemically important sectors, and then applied manual adjustments as appropriate (see next page).

171	Shell	Form 20-F 2025

Governance | Directors' Remuneration Report continued

Methodology for constructing new global peer group (for pay benchmarking)
The new peer group overlaps with the existing peer group by around 50%.

Proposed new global peer group (for pay benchmarking): size and pay

Market capitalisation [A]
ExxonMobil*
Chevron*
Roche*
Cisco Systems
GE Aerospace
Novartis*
IBM
AstraZeneca*
Shell
Siemens*
Boeing
Pfizer
TotalEnergies*
Intel
bp*
Mercedes-Benz*
BMW*
Volkswagen
Stellantis
Revenue [B]
ExxonMobil
Volkswagen
Shell
Chevron
TotalEnergies
bp
Stellantis
Mercedez-Benz
BMW
Siemens
Roche
Boeing
Pfizer
IBM
AstraZeneca
Intel
Cisco Systems
Novartis
GE Aerospace
Total assets [B]
Volkswagen
ExxonMobil
Shell
TotalEnergies
bp
BMW
Mercedez-Benz
Chevron
Stellantis
Pfizer
Intel
Boeing
Siemens
IBM
GE Aerospace
Cisco Systems
Roche
AstraZeneca
Novartis
CEO total pay [C]
ExxonMobil
Cisco Systems
IBM
Intel
Stellantis
Pfizer
Chevron
Boeing
GE Aerospace
Novartis
AstraZeneca
Shell (proposed)
Volkswagen
Roche
Shell (current)
bp
Siemens
TotalEnergies
Mercedez-Benz
BMW

[A]Based on the average value in 2025.
[B]Based on latest reported financial year.
[C] Target total direct compensation, comprising base salary, annual bonus and long-term incentives. Based on latest reported financial year.
*Companies that are in the existing peer group are marked by an asterisk.
Quantum
The REMCO is proposing an increase in quantum in consideration of the continued transformation journey and the Board's performance expectations. In line with the leadership task of transformation for the long-term, the proposed increase in quantum is focused solely on the Performance Share Award (PSA). Further details are provided on page 191.

172	Shell	Form 20-F 2025

Governance | Directors' Remuneration Report continued
Performance framework
The REMCO reflected on how to measure the leadership ask for the performance opportunity ahead. At CMD25, we extended our normalised FCF per share growth target out to 2030 to measure intrinsic value creation. The REMCO intends to strengthen the performance framework with the addition of this metric as a performance condition to the PSA. The 2026 performance conditions and link to strategy are as follows:

	Performance condition	Weighting	Purpose and link to strategy
Relative	Total shareholder return	20%	￮Create value for our shareholders. ￮Generate returns for shareholders that exceed those of our peers.
	Competitive capital allocation (measured by CFFO divided by average capital employed)	20%	￮Generate competitive cash flows relative to the long-term funding of the business. ￮Proxy for ROACE; generate returns that exceed those of our peers.
Absolute	Cash generation (measured by organic FCF)	20%	￮Generate cash from the core ongoing operations of the portfolio, to fund growth, service and reduce debt and deliver shareholder returns.
	Intrinsic value creation (measured by normalised FCF per share growth, based on organic FCF before working capital and derivatives)	20%	￮Create and grow intrinsic value independently of external market fluctuations or short-term investor sentiment. ￮Optimise portfolio in line with strategy.
	Shell's journey in the energy transition	20%	￮Reduce emissions from our operations and support our customers to reduce their emissions.
Delivering normalised FCF per share growth requires disciplined cost management and capital spending, bringing on-stream accretive growth, improving underperforming businesses, exiting those that do not create value, as well as share buybacks. It differs from the other metrics in that it is a proxy for the ability to generate long-term, sustainable value within the Company independently of external market fluctuations or short-term investor sentiment. The normalised FCF metric uses organic FCF as the basis of measurement and excludes the volatility of working capital and derivatives and the impact of macroeconomic price movements, so as to determine a more comparable basis for calculating the growth year on year. Normalised FCF per share growth is determined on a compound annual growth rate basis by comparing the normalised FCF per share to the value from the 2024 base year [A]. Vesting will be assessed based on cumulative growth from 2024 through to the final year of the performance period. The REMCO has a robust approach to target setting. For the 2026 award, the performance target range will be 9% p.a. to 12% p.a. with a target of 10% p.a. To put this in context, the target set out at CMD25 is growth of >10% p.a. by 2030. Further information on the 2026 PSA performance conditions is set out on page 191.
The REMCO has determined to retain the existing peer group (being bp, Chevron, ExxonMobil and TotalEnergies) and vesting schedule for the relative performance conditions. Outperforming Shell's closest competitors on key financial metrics is challenging. A vesting outcome of 80% of target (40% of maximum) for median performance in a small peer group is considered appropriate by the REMCO. The REMCO is aware that vesting for median is generally set at a limit of 25% of maximum for other UK companies. However, this is typically applied against a larger peer group. It is also noted that most UK companies would set full vesting at 75th percentile performance, rather than 80-100th percentile (first place) at Shell.
The REMCO has a strong track record of setting stretching targets which ensure that reward outcomes are appropriate (note that the 10-average vesting outcome of the share award is close to target at 109% of target, or 55% of maximum) and will provide a full disclosure of all factors taken into account in making the vesting decision at the conclusion of each cycle.
[A]See Non-GAAP measures on page 323 for normalised FCF per share reconciliation.

173	Shell	Form 20-F 2025

Governance | Directors' Remuneration Report continued
2026 Remuneration Policy proposals
Structure
In considering Shell's remuneration structure, the REMCO reflected on alternative mechanisms, such as the restricted share and hybrid models. The REMCO concluded that while such arrangements have their merits, maintaining the FTSE-standard performance share model is the best way for Shell to preserve a sharp focus on pay for performance.
Quantum
The REMCO does not seek a particular pay position in the pay benchmarking peer group. It exercises judgement and does not intend to change that approach.
The REMCO is proposing an increase in quantum in consideration of the nature of the leadership required to lead Shell through the continued transformation and the performance opportunity ahead. The REMCO continues to believe it is essential that Executive Director pay continues to support sustainable, long-term performance and strong shareholder alignment. Accordingly, the proposed increase in quantum is focused solely on the PSA, with the CEO's target opportunity increasing from 300% to 450% of salary. Maximum opportunity of 900% of salary will be delivered only for achievement of the highest quality of performance, requiring exceeding our internal targets and exceptional outperformance relative to peers (given a 40% weighting on relative performance conditions). The proposed quantum change moves the CEO's total pay from around 25th percentile to just below median of the updated pay benchmarking group. The REMCO will continue to enhance its approach to discretion to manage outcomes.
Following a comprehensive review, the REMCO concluded that only a modest change would be made to the CFO's package. The CEO and the CFO are in a strong leadership partnership and play a critical role as a team in Shell's transformation. An increase in the target PSA from 270% to 300% of salary is proposed for the CFO (with a proposed maximum of 600% of salary), which does not alter her pay positioning vs. peers.
The PSA proposals represent the first increase in Policy maximum since Shell's first shareholder-approved Remuneration Policy in 2013, and the REMCO further notes that the share award sizes reduced in the 2020 Policy.

Shell percentile rank vs. global peers

Company size dimensions [A]

Market capitalisation
Shell
Revenue
Shell
Total assets
Shell
0th percentile
100th percentile

CEO total pay [B]

At target
0th percentile
Current
Proposed
100th percentile

[A]Market capitalisation based on the average value in 2025; revenue and total assets based on latest reported financial year.
[B]Target total direct compensation, comprising base salary, annual bonus and long-term incentives. Based on latest reported financial year.
Subject to shareholder approval, the Policy changes will take effect from the 2026 AGM and are intended to apply to the 2026 share awards. Awards within the confines of the current Policy were made to both Executive Directors in February 2026, of 300% and 270% of salary to the CEO and the CFO, respectively. Subject to shareholder approval of the revised Policy, a further share award of 150% and 30% of salary will be made to the CEO and the CFO, respectively, following the 2026 AGM, bringing awards for 2026 into line with the award levels under the revised Policy, i.e. 450% and 300% of salary for the CEO and the CFO, respectively.
Discretionary framework
The REMCO has determined to retain and further strengthen the existing discretionary framework for assessing annual pay outcomes relative to the quality of performance outcomes, so that it may take into account the overall level of remuneration for the Executive Directors, Shell's performance, shareholder experience, the operation of the remuneration structures, the internal context for other employees and any other relevant factors to ensure that the highest variable pay outcomes are achieved only in years with the highest-quality performance.
As before, in years where the vesting outcome makes the total remuneration inappropriate for any Executive Director, the REMCO will consider an adjustment to the annual bonus outcome and/or the PSA vesting outcome for the purposes of managing remuneration quantum.
Shareholding requirements and bonus deferral
The proposed Policy also sets out an increase to the shareholding requirements, from 700% to 900% of salary for the CEO, and from 500% to 550% of salary for the CFO. The new requirement levels are close to the top of the FTSE and the new global peer group, and broadly consistent with the new maximum PSA opportunities. A revision to bonus holding arrangements is also proposed, so that if an Executive Director has met their shareholding requirement, 75% (rather than 50%) of net-of-tax bonus will be delivered in cash and 25% in shares subject to the usual three-year holding period. This proposed change balances greater financial flexibility for individuals who have built up significant holdings with continued shareholder alignment. The share award post-vesting holding arrangements remain unchanged, with a three-year holding period compared to the more typical two-year period for many other UK companies.
Other Policy proposals considered
The above proposals reflect the results of a comprehensive review by the REMCO, during which alternative ideas were also considered. These are described below, along with the supporting rationale for our eventual, selected approach.

Alternative proposal	Rationale for our selected approach
Increase salary only	￮Increasing fixed pay only does not provide appropriate performance alignment.
Increase the annual bonus opportunity instead of/in addition to the PSA
￮The REMCO determined that focusing the increase solely on the PSA was more in line with the leadership task of transformation for the long-term.
￮The resulting pay mix better reflects that observed at the global peer companies.

Phase the proposed increases	￮A phased approach is not aligned with Shell's philosophy around simplification, and would specifically pose challenges to metric selection and weighting.

174	Shell	Form 20-F 2025

Governance | Directors' Remuneration Report continued
Shareholder consultation
As part of the Policy review, Shell engaged with large institutional shareholders. Overall, shareholders were supportive of the proposed quantum, including the new peer group and case for change. On the PSA performance conditions, the rationale for introducing normalised FCF per share growth was well understood with some very supportive voices. There was also appreciation for the simplicity of the overall remuneration design.
I would like to thank everyone we engaged with for their valuable contributions, which helped us to shape the detail of the proposed Policy.
2026 remuneration
2026 salaries
Effective January 1, 2026, Wael Sawan and Sinead Gorman received a salary increase of 4.0%, and their salaries for 2026 are £1,596,000 and £1,055,000, respectively. In reviewing their salaries, the REMCO considered carefully the external environment, including the increases provided to Shell's workforce in the key markets of the UK (4.1%), the USA (3.0%) and the Netherlands (3.0%). The Executive Directors' increases for 2026 were positioned just below the average UK increase.
2026 annual bonus
There will be no change to the overall annual bonus scorecard architecture, structure or weightings for 2026. Given the evolution of the business, and the shift in focus to value over volume, the supporting customer decarbonisation metric will move from assessing the number of electric vehicle charge points to electric vehicle gross margin growth.
2026 Performance Share Award performance conditions
The performance conditions for the 2026 PSA are discussed earlier in this letter, and further details are provided on page 191.
Looking ahead
I hope that you find that this report presents a clear account of the REMCO's decisions for the year. This year brings the vote on the proposed Policy at the AGM, and I look forward to ongoing dialogue with our shareholders in the coming months.
Cyrus Taraporevala
Chair of the Remuneration Committee

175	Shell	Form 20-F 2025

Governance
Annual Report on Remuneration

Remuneration at a glance

2025

Fixed pay and shareholding

Base salary

Wael Sawan (CEO)	Sinead Gorman (CFO)
£1,535,000	**£1,014,000**

Pension

Benefits

Typically include car allowance, home-to-office transport and medical insurance.

Shareholding

	Target levels, % of base salary	Actual levels, % of base salary at December 31, 2025
CEO	700%	676%
CFO	500%	590%

Annual bonus

2025 annual bonus

Wael Sawan	Sinead Gorman
£2,724,625	**£1,799,850**

2025 bonus scorecard outcome

Mathematical outcome: **1.48**

Given the fatalities in respect of 2025, the final scorecard outcome was **1.42**.

No individual performance factor used in bonus calculation.

Bonus delivery

50% delivered in cash | 50% delivered in shares

Malus and clawback provisions apply.

Share award

2023–2025 LTIP vesting outcome

Wael Sawan	Sinead Gorman
£9,112,171	**£5,418,439**

Vesting outcome

Performance condition	Outcome	Vesting
TSR	5 4 3 2 **1**	50%
Competitive capital allocation	5 4 **3** 2 1	20%
Cash generation		49%
Energy transition		30%
		149% (out of a 200% maximum)

Malus and clawback provisions apply.

2026

Fixed pay and shareholding

Base salary

Wael Sawan (CEO)	Sinead Gorman (CFO)
£1,596,000	**£1,055,000**
↑ **4.0%**	↑ **4.0%**

Pension

No change for 2026.

Benefits

No change for 2026.

Shareholding

	Target levels, % of base salary	Actual levels, % of base salary at March 4, 2026
CEO	900%	1,073%
CFO	550%	951%

Annual bonus

Target % of base salary

	Wael Sawan	Sinead Gorman
Target	125%	125%
Maximum	250%	250%

Scorecard architecture

d
15%
a
35%
c
15%
b
35%

a **Cash flow from operating activities** (weighted 35%)

b **Operational excellence** (asset management excellence 15%, project delivery excellence 10%, customer excellence 10%)

c **Shell's journey in the energy transition** (LNG volumes [A] 5%, reducing operational emissions 5%, supporting customer decarbonisation 5%)

d **Safety** (FPI-F 7.5%, Tier 1 and 2 process safety 7.5%)

[A] Equity liquefaction

Share award

Target awards % of base salary

	Wael Sawan	Sinead Gorman
Target	450%	300%
Maximum	900%	600%

Performance conditions

e
20%
a
20%
d
20%
b
20%
c 20%

a **Cash generation** (measured by organic FCF) [B]

c **Shell's journey in the energy transition** [B]

e **Total shareholder return** [C]

Performance against the relative performance conditions is assessed against other energy majors (bp, Chevron, ExxonMobil and TotalEnergies).

[B] Absolute. [C] Relative.

176	Shell	Form 20-F 2025

Governance | Annual Report on Remuneration continued

The Annual Report on Remuneration sets out:
￮remuneration at a glance, page 176;
￮the REMCO's responsibilities and activities, page 177;
￮Directors' remuneration for 2025, pages 178 and 186; and
￮the statement of the planned implementation of Policy in 2026, page 190.

The base currency in the Directors' Remuneration Report is British pound sterling (GBP), which is the base salary currency for the Executive Directors. Where amounts are shown in other currencies, an average exchange rate for the relevant year is used, unless a specific date is stated, in which case the exchange rate for the specific date is used.

REMCO membership

[A]Member since January 1, 2026.

Attendance during 2025 Biographies can be found on pages 140-145; and REMCO meeting attendance during 2025 is set out below:
REMCO member	Member since	Meetings attended	% of meetings attended
Cyrus Taraporevala (Chair) [B]	October 30, 2024	6/6	100%
Dick Boer [C]	May 23, 2023	5/6	83%
Jane H. Lute	May 23, 2023	6/6	100%
Bram Schot	May 24, 2022	6/6	100%
Neil Carson OBE [D]	June 1, 2019	2/2	100%

[B]Cyrus Taraporevala was appointed as REMCO Chair with effect from May 20, 2025.
[C]Dick Boer was unable to attend the August 2025 meeting due to another scheduled business commitment.
[D]Neil Carson OBE stepped down as a member of the REMCO with effect from May 20, 2025.

The REMCO's key responsibilities include determining:

Senior Management [A]
	Executive Directors	Executive Committee	Company Secretary and EVP Controller & Finance Operations
Performance framework	✓	X	X
Remuneration Policy	✓	✓	X
Actual remuneration and benefits	✓	✓	✓
Annual bonus and long-term incentive measures and targets	✓	✓	✓
[A]In the Directors' Remuneration Report, Senior Management is defined as Executive Directors, other Executive Committee members, Company Secretary, and EVP Controller & Finance Operations.
The REMCO determines remuneration for the Chair of the Board and monitors the level and structure of remuneration for senior executives. The REMCO also considers workforce remuneration and related policies, and how pay and benefits align with culture. In exercising its responsibilities, the REMCO takes into account a variety of stakeholder considerations.
Delivering Shell's continued transformation is a leadership challenge of the highest order. Much of the REMCO's work over the past year has focused on considering the scale of the leadership ask and how remuneration can support this ambition.
The REMCO Terms of Reference are reviewed annually (last reviewed in February 2026 with non-substantive changes made) and are available on shell.com.
To support the REMCO in carrying out its duties, input was provided by:
￮Chief Executive Officer (CEO);
￮Chief Human Resources and Corporate Officer, who also acted as Secretary to the REMCO; and
￮Executive Vice President Performance and Reward.
The Chair of the Board was consulted on remuneration proposals affecting the CEO. The CEO was consulted on proposals relating to the Chief Financial Officer (CFO) and Senior Management.
The REMCO met six times in 2025, and its activities included:
￮reviewing the Remuneration Policy and considering changes, with the resulting proposed Policy to be put to a shareholder vote at the 2026 AGM;
￮determining final 2024 bonus outcomes for Senior Management;
￮determining vesting of the 2022 share award [A] for Senior Management;
￮determining 2025 target bonus opportunities and 2025 PSA for Senior Management;
￮setting 2025 bonus and PSA performance measures and targets;
￮approving the 2024 Directors' Remuneration Report;
￮reviewing 2026 bonus and PSA performance measures and targets;
￮engaging with major shareholders and proxy bodies on remuneration matters;
￮setting remuneration in relation to changes in the Executive Committee;
￮setting the Chair's remuneration; and
￮monitoring external developments and assessing the impact on remuneration decisions.
[A]Share awards made to Executive Directors prior to 2025 were referred to as Long-term Incentive Plan (LTIP) awards. From 2025, such awards are referred to as PSA.
After a competitive tender process, Ellason was appointed by the REMCO and provided external advice on remuneration market practice. The choice of Ellason was based on its knowledge of investors' expectations and familiarity with UK market practices. Ellason is a member of the Remuneration Consultants Group. The REMCO is satisfied that the advice provided was objective and independent. The total fees in relation to Ellason's advice were £77,565 (excluding value-added tax). The REMCO also reviewed analysis prepared by Shell's internal HR function, which included input from other functions such as finance.

177	Shell	Form 20-F 2025

Governance | Annual Report on Remuneration continued
Directors' remuneration for 2025

Single figure of total remuneration for Executive Directors (audited)

£ thousand
	Wael Sawan		Sinead Gorman
	2025	2024	2025	2024
Salaries [A]	1,535	1,455	1,014	961
Taxable benefits [B]	77	45	35	32
Pension [C]	307	291	203	192
Total fixed remuneration	1,919	1,791	1,252	1,186
Annual bonus [D]	2,725	2,925	1,800	1,930
Share award [E]	9,112	3,899	5,418	4,136
Total variable remuneration	11,837	6,824	7,218	6,066
Total remuneration	13,756	8,615	8,470	7,251
in US dollars	18,140	11,012	11,169	9,269
in euros	16,057	10,177	9,887	8,566
[A]Base salary: Wael Sawan's base salary for 2025 was set at £1,535,000 (+5.5% from 2024). Sinead Gorman's base salary for 2025 was set at £1,014,000 (+5.5% from 2024).
[B]Benefits: in respect of 2025, Wael Sawan's benefits included a one-off payment related to tax liabilities arising from his move to the UK, in line with Shell's international mobility policy (£28,253), car allowance (£29,890),and tax gross-up costs (£14,253). Sinead Gorman's benefits included car allowance (£29,890).
[C]Pension: Wael Sawan and Sinead Gorman received cash in lieu of pension contributions equal to 20% of base salary in 2025.
[D]Annual bonus: the full value of the bonus in respect of performance in 2025, comprising both the 50% delivered in cash and 50% bonus delivered in shares. The market price of shares on February 26, 2026, for London-listed shares (£30.11) was used to determine the number of shares delivered, resulting in 23,980 ordinary shares for Wael Sawan and 15,841 ordinary shares for Sinead Gorman, net of tax.
[E]Share award: the amounts reported for 2025 relate to the 2023 award, which vested on March 4, 2026, at the market price for London-listed shares of £30.84. The value is calculated as the product of: (i) the number of shares of the original award multiplied by the vesting percentage, plus accrued dividend shares, and (ii) the market price of ordinary shares at the vesting date. Share price appreciation accounted for £1,736,892 for Wael Sawan and £1,032,821 for Sinead Gorman.
Notes to the table: Single figure of total remuneration
for Executive Directors (audited)
Pension
During the year, Wael Sawan and Sinead Gorman were eligible to participate in the defined contribution UK Shell Pension Plan with an employer contribution rate of up to 20% of salary, or take this as a pension cash alternative. The UK Shell Pension Plan or associated pension cash alternative is available to new Shell employees in the UK at the same contribution levels, and currently around two thirds of UK employees participate in these arrangements. The majority of the remainder participate in a legacy defined benefit plan, which closed to new members in March 2013.
Annual bonus
The annual bonus is intended to reward the delivery of short-term targets, typically derived from the Operating Plan. The REMCO reviews the bonus measures, weightings and targets annually to evolve with Shell's strategy and circumstances, and to ensure that the targets remain stretching but realistic. For 2025, the mathematical bonus outcome was 1.48. The REMCO reviewed performance against the scorecard, as described below. Further information is on page 180.
Financial delivery (35% weighting): CFFO allows us to run and invest in our businesses and make shareholder distributions. We delivered $42.9 billion of CFFO against our target of $43 billion, driven by strong operational performance and solid commercial delivery. As a reminder, the REMCO has a long-standing policy of not adjusting CFFO to take account of changes in energy prices and currency fluctuations. This policy supports alignment between pay outcomes and the shareholder experience.
Operational excellence (35%): Operational excellence underpins delivery to our customers and drives financial performance. In 2025, overall operational excellence performance was above target.
￮Asset management excellence: Upstream controllable availability was outstanding, driven by performance in Kazakhstan, Nigeria, Norway, Oman and the Gulf of America. Midstream availability was outstanding, thanks to excellent reliability in Qatar and Australia, and the successful completion of turnarounds. Refining and Chemicals availability exceeded the plan, mainly due to strong performance at Deer Park and Rheinland Refinery, offsetting a shortfall at Monaca.
￮Project delivery excellence: Highlights for the year in project delivery include the successful start-up of 21 projects, including Whale in the Gulf of America, Penguins restart in the UK, Mero-4 in Brazil and the first export cargo at LNG Canada Trains 1 and 2.
￮Customer excellence: Customer satisfaction index remained strong, following our focus on performance, continuous improvement of e-commerce platforms and the resilience of our teams. Our Brand Share Preference continued to be outstanding, and was performing ahead of target in all regions.
Shell's journey in the energy transition (15%): This metric reflects progress on our longer-term strategic ambitions. The overall score was above target for the year.
￮LNG volumes [A]: Performance is measured based on liquefaction volumes. Our score for LNG liquefaction volumes reflects strong operational performance across most Integrated Gas assets and a maintenance programme with no major delays.
[A]Equity liquefaction.

178	Shell	Form 20-F 2025

Governance | Annual Report on Remuneration continued
￮Reducing operational emissions: 1,238 thousand tonnes of greenhouse gas emissions reductions were achieved from abatement, renewable energy and permanent shutdowns or conversions ("right-sizing"). The main contributors were multiple transformation projects in Rheinland in Germany (Downstream and Renewables), compressor electrification in Canada (Integrated Gas) and catalyst improvements in Qatar (Integrated Gas).
￮Supporting customer decarbonisation: We have continued to expand our network of electric vehicle charge points, mainly driven by growth in China and Ubitricity's portfolio. The business is focused on building a leaner, more profitable e-Mobility network to deliver long-term success.
Safety (15%): It remains our priority to run our day-to-day operations safely and ensure the well-being of all our people. The overall outcome for safety is above target for 2025.
￮Process safety: Performance continues to be measured through the number of Tier 1 and 2 operational safety incidents. There were 62 Tier 1 and 2 operational process safety events reported in 2025, which was an improvement compared with our performance in 2024.
￮Personal safety: Performance is assessed based on the frequency of serious incidents which occur in Shell's businesses. Our ultimate goal is zero harm to people working for Shell. There were tragically four fatalities and four serious injuries in 2025, highlighting the need for our ongoing focus on Goal Zero.
The REMCO reflected carefully on these events and Shell's broader safety performance and determined that the bonus outcome should be adjusted downwards from 1.48 to 1.42 (see "The REMCO's reflections on safety" below).

The REMCO's reflections on safety
Safety, along with our core values, underpins our strategy. We aim to do no harm to people and to have no leaks across our operations. We call this our Goal Zero ambition.
In 2025, Shell used fatality and permanent impairment (FPI) as our scorecard measure for personal safety performance. We focus on FPIs because they represent the most serious harm that can occur in our operations, and concentrating on them ensures we prioritise the risks that matter most to keeping people safe. This focus also aligns Shell with the IOGP industry standard, simplifies and strengthens how we learn from high-impact events and helps us direct our attention, assurance and resources to where they will have the greatest effect on preventing life-altering harm.
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
Circumstances
In February 2025, a fire occurred at the EcoOils facility in Malaysia, resulting in a contractor colleague sustaining second-degree burns and passing away from his injuries. In February 2026, Malaysia's Department of Occupational Safety and Health concluded that the incident occurred due to a failure to assess the risks associated with the cleaning activity and levied a fine of value of MYR 50,000 (equivalent to $12,800). In April 2025, a contractor colleague on a drillship in Malaysia was struck and pinned by the sliding panel of a watertight door as it automatically closed, and passed away. In July 2025, a contractor-operated minibus was involved in a collision with a third-party truck on a rural road in Argentina, resulting in two fatalities, including a contractor colleague and the truck driver. In November 2025, there was an incident in the UK where a contractor colleague died following a fall from height, which remains under internal investigation. The UK regulator, the Health and Safety Executive, concluded that there was a failure to make an assessment of the risks to the health and safety of employees.
Internal investigations, launched to understand the "what" and "why", discover any thematic failures, and gain insights and learnings for the future, have concluded that while there are lessons to be learned and more to do, the incidents were not considered repetitive or systemic failures.

Wider safety context
During 2025, we continued our focus on enhancing how we prepare for and conduct high-risk activities by: (i) improving our preparation and execution of front-line work; (ii) building an environment of trust and learning; and (iii) using technology to reduce exposure and identify conditions that could lead to serious incidents. There were no material safety events beyond those included in standard reporting focusing on work-related incidents at Shell-operated ventures.
Personal safety performance 2003–2025
Conclusions
Safety performance at Shell has improved significantly over time, with structural improvements made. In 2025, we met our scorecard targets on safety, but analysis of underlying performance shows there are still vulnerabilities that require leadership and constant vigilance at all levels.
After careful consideration of Shell's holistic safety performance in 2025 including the outcome of the formal metrics, the in-year fatalities and Shell's long-term progress on safety, the REMCO has determined that the scorecard outcome for Executive Directors should be adjusted downwards from 1.48 to 1.42. The reduction in the bonus outcome as a result of the adjustment is equal to around 8% of salary for both Executive Directors.

179	Shell	Form 20-F 2025

Governance | Annual Report on Remuneration continued
The table below summarises the 2025 annual bonus scorecard measures including their weightings, targets and outcomes.

2025 annual bonus scorecard measures and weightings
[A]Upstream controllable availability: 89.2% (Threshold 83.3%, Target 85.3%, Outstanding 87.3%); Midstream availability: 90.3% (Threshold 86.0%, Target 88.0%, Outstanding 90.0%); Chemicals and Refinery availability: 94.1% (Threshold 92.9%, Target 93.9%, Outstanding 94.9%). Performance assessment is equally weighted between Upstream, Midstream, and Chemicals and Refining.
[B]Projects delivered on schedule: 84% (Threshold 50%, Target 75%, Outstanding 100%); project delivery on budget: 99.8% (Threshold 107.5%, Target 101.5%, Outstanding 95.5%). Performance assessment is equally weighted between projects delivered on schedule and on budget.
[C]Customer Satisfaction Index: 8.5 (Threshold 7.6, Target 8.1, Outstanding 8.6); Brand Share Preference: 17.3% (Threshold 12.1%, Target 13.6–14.0%, Outstanding 15.6%). Performance assessment is equally weighted between Customer Satisfaction Index and Brand Share Preference.
[D]Equity liquefaction.
[E]An adjustment was applied to exclude 4,407 electric vehicle charge points divested effective January 2, 2026.
[F]The overall scorecard outcome was adjusted downwards from 1.48 to 1.42 in consideration of safety performance.
Accordingly, the REMCO decided the final bonus outcome should be 142% of target (71% of maximum). This results in a bonus of £2,724,625 for Wael Sawan and £1,799,850 for Sinead Gorman.

2025 bonus outcome calculation

180	Shell	Form 20-F 2025

Governance | Annual Report on Remuneration continued
2023 share award vesting
In 2023, Wael Sawan and Sinead Gorman were granted conditional share awards. The table below summarises the performance conditions, weightings, targets and outcomes.

2023 share award vesting outcomes – performance measures
[A]TSR over the performance period was 44.7%.
The REMCO reviewed Shell's broader performance over the performance period, and also reflected on the share price at award and on vesting, noting that the share price had increased by 28%, and that appreciation accounted for 19% of the total value of the award at vesting, and was satisfied that no windfall gain had arisen.
The REMCO decided that the vesting outcome was consistent with the target opportunity and intended operation of the plan under the current Policy and appropriate, and therefore no adjustment to the vesting outcome was required. Accordingly, the REMCO decided that the award should vest at 149% of target (equivalent to 75% of maximum).

2023 share award vesting outcome

181	Shell	Form 20-F 2025

Governance | Annual Report on Remuneration continued

Our carbon targets
In 2025, we continued to make progress against our climate-related targets and ambition. At the end of 2025, we had reduced our Scope 1 and 2 operational emissions by 36%, and the NCI of our energy products by 9.0%, from our 2016 baseline.
[A]Average intensity, weighted by sales volume, of the energy products we sell, on an equity boundary, net of carbon credits. Estimated total GHG emissions included in NCI reflect well-to-wheel emissions associated with energy products sold by Shell. This includes the well-to-tank emissions associated with the manufacturing of energy products by others that are sold by Shell.

2023 share award energy transition performance condition: outcome
Shell's strategy is to deliver more value with less emissions, providing the oil and gas people need today, while helping to build the energy system of the future. The performance condition for Shell's journey in the energy transition is determined by the REMCO based on a holistic view of achievement of strategic intent, using performance indicators as guidance. This approach supports learning through the development of new businesses and business models and understanding of solutions Shell can profitably deliver to help achieve our strategy to deliver more value with less emissions.
At the outset of Shell's energy transition journey, the strategy was intentionally designed as a learning journey – taking strategic positions, observing market and regulatory evolution and adapting based on experience. This cycle reflects that philosophy, with an emphasis on high-grading the portfolio, and focusing on competitive strengths that deliver shareholder value, with disciplined investment and execution. Shell's energy transition strategy is firmly focused on the highest-return opportunities – leading in the energy transition where we have competitive strengths, see strong customer demand, identify clear regulatory support from governments and where we can create most impact – creating more value with less emissions.
For 2023 share awards, assessment of performance is based on NCI reduction against the 2016 base year and supporting strategic themes of reducing Scope 1 and 2 emissions; building a renewable power business; growing new low-carbon energy offerings; and developing emission sinks and offsets.

Net carbon intensity (NCI)
The target for the 2023–2025 share award cycle to reduce our NCI by 9–13% compared with the 2016 base year was met with a 9.0% reduction by the end of 2025. In making its decision, the REMCO reviewed how the target was met including the use of emission offsets, such as carbon credits, and the retirement of Renewable Energy Certificates, recognising the importance of these in the energy transition.

Reducing Scope 1 and 2 emissions
Shell has a target to reduce Scope 1 and 2 emissions under Shell's operational control by 50% by 2030, on a net basis (compared with the 2016 baseline). The REMCO noted the progress being made towards this target with a reduction of 36% achieved by the end of 2025.

182	Shell	Form 20-F 2025

Governance | Annual Report on Remuneration continued

Growing the Power business
During the performance cycle, management strategically repositioned the Power business, shifting from capital-intensive renewables development to a capital-light, trading-led, asset-backed model to leverage Shell's strengths in trading, optimisation and B2B customer relationships.
Shell exited a number of non-strategic and lower-return renewables positions, particularly across onshore and offshore wind and solar, including the sale of interests in SouthCoast Wind Energy LLC, Brazos Wind and Madison Fields Solar, Cleantech Renewable Assets and five US solar projects via a new joint venture with Ares. In addition, Shell withdrew from Atlantic Shores Offshore Wind and exited two floating wind projects in Scotland (MarramWind and CampionWind). These actions reduced exposure to assets under development and enabled capital to be redirected towards higher-return opportunities, supporting the goal of returns of around 10% across the Power portfolio by 2030 as referenced at CMD25.
Alongside divestments, selective projects progressed into operation, including the Hollandse Kust Noord offshore wind park in the Netherlands and capacity growth through Sprng Energy in India. The business increased its focus on flexible generation and system support, including the acquisition of RISEC Holdings in the USA and the contracting of battery storage across several regions.
The Power trading business continued to grow in scale and profitability, supported by targeted acquisitions of Ego, a manager of small renewables assets in Italy, and Prime, a power marketer in Brazil, investment in scalable IT platforms and tighter working capital discipline.

Growing low-carbon offerings
Shell continued to leverage its position as one of the world's largest energy traders and biofuels blenders, trading more than 10 billion litres of low‑carbon fuels, while investing selectively in low‑ and zero‑carbon products, such as hydrogen, and in carbon removals. Throughout the performance cycle, the focus remained on working closely with customers to identify commercially viable pathways to decarbonisation.
In hydrogen, Shell maintained a measured approach as regulatory frameworks and infrastructure mature. Key milestones included continued development of Holland Hydrogen I in the Netherlands, expected to be Europe's largest green hydrogen [A] plant at 200 MW once operational, and a final investment decision on Refhyne II, a 100 MW green hydrogen project at the Rheinland refinery in Germany.
Shell further expanded its biofuels platform, supplying products such as sustainable aviation fuel (SAF), renewable diesel and biogas to the aviation, road transport and marine sectors. In 2023, Shell acquired Nature Energy, one of Europe's largest biogas producers, and by 2025 operated 17 biogas plants, across Europe and the USA. During the period, Shell also became one of the world's largest traders and suppliers of SAF, accounting for close to 20% of SAF sales in North America and Europe through Shell Aviation. The decision not to restart construction of the HEFA biofuels facility in Rotterdam, while difficult, demonstrated continued discipline in capital allocation in light of market conditions. In 2025, we continued investment in the EcoOils waste oil platform acquired in 2022, with construction of Project Mentari: this plant is the latest addition to the five already in operation in Malaysia and Indonesia. EcoOils' waste oils are a valuable feedstock for HEFA plants producing SAF and a strategic control point of the biofuels value chain.
Alongside biofuels and hydrogen, Shell continued to assess emerging longer‑term opportunities, including e‑fuels for aviation and shipping, advanced carbon removal technologies such as Direct Air Capture and innovative products like immersion cooling fluids to improve energy efficiency in data centres. Shell Ventures complemented this approach through minority investments that provide exposure to emerging technologies while limiting capital risk.

Developing emission sinks
During the performance cycle, Shell progressed several carbon capture and storage (CCS) projects. Final investment decisions were taken on Northern Lights Phase II, and operations commenced at Northern Lights Phase I. Shell also announced final investment decisions on Project Polaris, a carbon capture project at Shell Energy and Chemicals Park Scotford in Canada, alongside Project Atlas, a carbon storage hub developed in partnership with ATCO EnPower. The first phase of Atlas will provide permanent underground storage for CO2 captured by the Polaris project.
Nature Based Solutions (NBS) also continued to evolve. While shortfalls in earlier years reflected regulatory and verification delays and portfolio changes, progress is expected to recover through projects such as Aider, which supports conservation of approximately 173,000 hectares of the Peruvian Amazon, and Select Carbon, a specialist in developing and aggregating carbon farming projects. The divestment of Climate Bridge in 2024 adjusted delivery expectations, with the overall strategy increasingly focused on enabling growth through third‑party capital and partnerships.

Conclusion
Over the 2023–2025 performance cycle, Shell made progress in its energy transition strategy, while maintaining a clear focus on capital discipline and shareholder value. The NCI target was met within the stated range, supported by portfolio actions, low‑carbon offerings and the appropriate use of offsets and certificates. Progress was also made in reducing Scope 1 and 2 emissions under operational control, advancing towards Shell's 2030 target. Across the Power business, low‑carbon products and emissions sinks, management demonstrated strategic repositioning, actively high‑grading the portfolio, exiting lower‑return activities and investing selectively in scalable, commercially viable platforms aligned to Shell's competitive strengths.
In reaching its overall assessment, the REMCO noted that progress reflected disciplined decision‑making, responsiveness to market and regulatory conditions, and the retention of strategic optionality to scale as demand and frameworks evolve. The REMCO concluded that performance across the energy transition measures was aligned with shareholder interests and long‑term value creation, determining the vesting outcome for this element of the award at 120% of target.

[A]The colour terminology of hydrogen, whether grey, blue or green, denotes which production methods were used to create the clean-burning, low-carbon fuel. The resulting fuel associated with each method is the same. Green hydrogen is produced through the electrolysis of water using renewable energy.

183	Shell	Form 20-F 2025

Governance | Annual Report on Remuneration continued
Consideration of 2025 single figure outcomes
In determining the final single figure outcomes for 2025, the REMCO also considered the personal performance of the Executive Directors.

Personal performance
2025 was another year of strong and decisive leadership from the Executive Directors.
CMD25 set out the next steps in the execution of the Company's strategy, strengthening commitment to value creation and maintaining focus on performance, discipline and simplification. CMD25 raised the bar across our key financial targets, investing where we have competitive strengths and delivering more for our shareholders.
Detailed information on Shell's performance by the end of 2025 against specific remuneration targets is set out on pages 178 (relating to 2025 annual bonus) and 181 (relating to 2023 share award vesting outcome); key achievements included:
￮delivered strong shareholder distributions in 2025 of 52% of CFFO*, at the top end of the CMD25 commitment of 40–50% of CFFO through the cycle. TSR over the 2023–2025 share award performance period outperformed peers;
￮delivered strong financial results with CFFO of $42.9 billion against plan target of $43 billion, Adjusted Earnings* of $18.5 billion and FCF* of $26.1 billion;
￮maintained a resilient balance sheet in a softer macroeconomic environment;
￮continued structural cost reductions across the organisation, delivering $5.1 billion since 2022 against the CMD25 commitment of $5-7 billion by 2028;
￮continued to drive capital discipline, with cash capital expenditure in 2025 below the target range for the year and creating a culture in which a focus on value creation is central;
￮continued high-grading the portfolio: finalising the sale of our loss-making Chemicals and Products asset in Singapore, completing the sale of SPDC in Nigeria, which concluded a multi-year effort, and stopping the construction of the HEFA biofuels plant in Rotterdam;
￮completed the Adura Energy Limited joint venture, creating the North Sea's largest independent producer and unlocking additional value through the new partnership;
￮started up LNG Canada, a major greenfield project in an advantaged geographical location;
￮strengthened the deep-water position in the Gulf of America, Brazil and Nigeria through a number of final investment decisions (FID) and deepening working interest in advantaged assets;
￮delivered best-ever Adjusted Earnings in Mobility and Lubricants through execution of value over volume strategy and high-grading the portfolio;
￮continued focus on climate performance, including progress against the target to halve Scope 1 and 2 emissions under operational control by 2030 on a net basis compared with 2016 and achieving the ambition to eliminate 100% of routine flaring from our upstream operations; and
￮continued focus on personal and process safety performance.
Wael Sawan
Wael Sawan has steered Shell through a year of increased geo-political uncertainty and a softer macro, delivering on targets and positioning the organisation to be resilient into the future.
Wael Sawan has demonstrated clear and decisive leadership, driving growth where we have a competitive advantage, embedding capital discipline across the portfolio, and making tough decisions to pause and address performance challenges where needed.
The businesses had a strong year operationally and financially, building on strong momentum from 2024. There has been continued high-grading of the portfolio with a sharp focus on core capabilities and strengths to shape the portfolio into the future.
The roll-out of "This is Shell" across the organisation complements the continued focus on competitive performance with a simple and cohesive framework that sets out Shell's purpose, vision, strategy, operating model, values and culture. The culture journey is essential to delivering competitive performance.
Wael Sawan has continued to shape the broader energy conversation through engagements at events including, for example, CERAWeek, Gastech, OPEC International Seminar and Energy Asia, and through engagement with political leaders, regulators and other stakeholders.
The key highlights from the CEO have been strengthening capital discipline, deepening performance culture and delivering on commitments.
Sinead Gorman
Working closely with the CEO, Sinead Gorman has continued to drive a disciplined, high-performance culture where we learn and adapt. The year has been characterised by strong financial results, a healthy balance sheet and effective risk management. Sinead Gorman has steered disciplined capital stewardship and effective management of Shell's financial framework, allowing Shell to meet its organisational objectives and commitments to shareholders as well as enabling future success. Her leadership of CMD25 was outstanding and strongly received by the investor community.
The REMCO also considered a range of other factors in finalising its remuneration decisions for 2025, including:
￮Shell's performance in 2025 and over the share award performance period 2023–2025, and the formulaic outcomes of the bonus and the share award;
￮absolute and relative TSR performance over the period;
￮the impact of fatalities on the formulaic scorecard outcome;
￮a range of factors that take account of Shell's performance beyond the formulaic outcomes of the variable pay structures, including safety, reputation, ethics and compliance, and feedback from the Audit and Risk and Sustainability Committees;
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
Malus and clawback
No malus or clawback provisions were invoked in respect of the Executive Directors during 2025.
* Non-GAAP measure. See page 323.

184	Shell	Form 20-F 2025

Governance | Annual Report on Remuneration continued
2025 Performance Share Awards

Scheme interests awarded to Executive Directors in 2025 (audited)
On January 31, 2025, PSAs were made to the Executive Directors, as set out in the table below. In approving the awards, the REMCO considered Shell's historical share price, including the share price over the prior year, and noted that the share price at award was in line with that in 2024 and was higher than average historical levels. The REMCO determined that the risk of windfall gain was limited, and therefore no adjustment was made to the award size.

Scheme interest type	Type of interest awarded	End of performance period	Target award [A]	Potential amount vesting
				Minimum performance (% of shares awarded) [B]	Maximum performance (% of shares of the target award)
PSA	Performance shares	December 31, 2027	Wael Sawan: 162,964 London-listed ordinary shares, equivalent to 300% × base salary or £4,364,991. Sinead Gorman: 96,871 London-listed ordinary shares, equivalent to 270% × base salary or £2,594,690.	0	Maximum number of shares vesting is 200% of the shares awarded, before dividends.
[A]The awards for both Executive Directors were made based on the closing market price on the date of award, January 31, 2025, for ordinary shares of £26.79.
[B]Minimum performance relates to the lowest level of achievement, for which there is no vesting.
The performance conditions and weightings applying to the 2025 PSAs were: relative TSR (25% of award), relative competitive capital allocation (25%), absolute organic FCF (25%) and energy transition (25%).
Relative performance conditions
The relative performance conditions are based on our performance on key measures against our closest comparators.
TSR measures actual value created for shareholders (i.e. change in share price plus dividends) and, as in prior years, is calculated in US dollars using a 90-day averaging period.
Competitive capital allocation is defined as CFFO divided by average capital employed, and measures Shell's ability to generate competitive cash flows relative to the long-term funding of the business.
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
Absolute measures
Organic free cash flow
The organic FCF performance condition supports the delivery of our cash flow priorities, which are to fund growth, service and reduce debt and deliver shareholder returns.

* Non-GAAP measure. See page 323. The most comparable GAAP financial measure for organic FCF is cash flow from operating activities of $42.9 billion for 2025.
The performance targets for organic FCF are set by reference to Shell's annual operating plans, based on the sum of annual organic FCF targets over the three-year performance period, with each annual target reflecting updates such as a changing price premise. The REMCO believes it is more appropriate to set the target based on the aggregation of the annual operating plans rather than setting a three-year target at the outset and making adjustments at the end. The organic FCF targets are disclosed retrospectively and in aggregate, following the conclusion of the three-year period.
Under the organic FCF performance condition, achievement of threshold performance will result in 40% of the target award (20% of maximum) in respect of the organic FCF vesting, increasing to full vesting for achievement of outstanding performance. A straight-line vesting schedule will apply for performance between threshold and outstanding.
Energy transition
For the 2025 award, the REMCO's determination of the extent to which awards will vest will be based on its holistic assessment of progress towards reducing emissions from our operations and supporting customers to reduce their emissions. The key factors in the REMCO's decision will be disclosed at the end of the performance period (unless commercially sensitive).

For further details of the 2025 energy transition performance condition, see the 2024 Directors' Remuneration Report. For information on Shell's energy transition, see the Energy Transition Strategy 2024 on shell.com.

Performance update on organic FCF
2024 share award
At December 31, 2025, organic FCF* performance was above target, with an outcome of $37.5 billion for 2024 (target $24.0 billion) and $25.7 billion for 2025 (target $24.0 billion). As one year of organic FCF performance remains, and 75% of the award is subject to relative and energy transition performance conditions, this does not necessarily reflect the potential vesting of the award.
2025 share award
At December 31, 2025, organic FCF* performance was above target, based on $25.7 billion for 2025 (target $24.0 billion). As two years of organic FCF performance remain, and 75% of the award is subject to relative and energy transition performance conditions, this does not necessarily reflect the potential vesting of the award.

185	Shell	Form 20-F 2025

Governance | Annual Report on Remuneration continued

Single figure of total remuneration for Non-executive Directors (audited)

	£ thousand
	Fees			Taxable benefits [A]		Total
	2025	2024		2025	2024	2025	2024
Dick Boer	220	220		15	9	235	229
Neil Carson OBE	151	177		5	9	156	186
Ann Godbehere	186	186		44	36	230	222
Jane H. Lute	166	166	[B]	22	59	188	225
Catherine Hughes	192	196	[B]	28	31	220	227
Sir Andrew Mackenzie	850	850	[C]	2	1	852	851
Sir Charles Roxburgh	149	165	[B]	36	116	185	281
Bram Schot	150	150		9	10	159	160
Leena Srivastava	151	155	[B]	16	15	167	170
Cyrus Taraporevala	193	168	[B]	28	44	220	211
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
There is a Company-sponsored nominee account for each Executive Director, which allows for restrictions to be applied on the sale or transfer of shares that are subject to holding periods. The restrictions remain in force beyond the Executive Director's employment.

See page 195 for further details of the shareholding guidelines.

Directors' share interests
The interests, in shares of the Company or calculated equivalents, of the Directors in office during 2025, including any interests of their connected persons, are set out in the table below.

Directors' share and scheme interests (audited)

	Ordinary shares held at January 1, 2025		Ordinary shares held at December 31, 2025		Unvested and subject to performance conditions [A]	Shareholding guideline as % of salary [B]	Current shareholding as % of salary [C]
Executive Directors
Wael Sawan	266,533		378,519		550,431	700%	676%
Sinead Gorman	105,589		218,416		327,272	500%	590%
Non-executive Directors
Dick Boer	10,000		10,000
Neil Carson OBE	16,000		16,000
Ann Godbehere	10,000	[D]	10,000	[D]
Jane H. Lute	7,332	[D]	7,332	[D]
Catherine Hughes	55,984	[E]	55,984	[E]
Sir Andrew Mackenzie	37,175		37,175
Sir Charles Roxburgh	5,000		5,000
Bram Schot	—		—
Leena Srivastava	—		—
Cyrus Taraporevala	10,866	[D] [F]	10,000	[D]
[A]Includes unvested share awards and notional dividend shares accrued at December 31, 2025. Interests are shown on the basis of the original awards, which can vest at between 0% and 200% based on performance. Dividend shares accumulate each year on an assumed notional award. Such dividend shares are disclosed and recorded on the basis of the number of shares conditionally awarded but, when an award vests, dividend shares will be awarded only in relation to vested shares as if the vested shares were held from the award date.
[B]As at December 31, 2025. Increased guidelines are applicable from the date of the 2026 AGM, subject to shareholder approval of the revised Remuneration Policy.
[C]Calculated using the £27.40 per share closing price on December 31, 2025, the last market day of 2025.
[D]Held in American Depositary Shares (ADS). Each ADS represents two ordinary shares.
[E]Held as 50,984 ordinary shares and 2,500 ADS.
[F]Revised from 10,000 (as at December 31, 2024, in the 2024 Directors' Remuneration Report).

186	Shell	Form 20-F 2025

Governance | Annual Report on Remuneration continued
At December 31, 2025, the Directors and Senior Management (pages 140-145 and 146-147) of the Company beneficially owned, individually and in aggregate (including shares under option), less than 1% of Company shares. These shareholdings are not considered sufficient to affect the independence of the Directors.
The changes to Directors' shareholdings as at March 4, 2026, are as follows:
￮Wael Sawan's share interest increased by 180,577 ordinary shares after the delivery of the 2025 annual bonus shares and the vesting of the 2023 share award; and
￮Sinead Gorman's share interest increased by 108,959 ordinary shares after the delivery of the 2025 annual bonus shares and the vesting of the 2023 share award.
Effective as of January 1, 2026, Holly Keller Koeppel and Clare Scherrer have been appointed as Non-executive Directors. As at March 4, 2026, Holly Keller Koeppel does not hold any ordinary shares or ADS, and Clare Scherrer holds 5,000 ADS.
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

Payments for loss of office (audited)
There were no payments for loss of office to Executive Directors in 2025.
Payments to past Directors (audited)
In respect of 2025, former CEO Ben van Beurden received taxable benefits of £7,443 in relation to tax support services. Former CFO Jessica Uhl received taxable benefits of £14,373, the majority of which related to tax gross-up costs.
Payments below £5,000 are not reported as they are considered de minimis.
TSR performance and CEO pay
Performance graph
The graph below compares the TSR performance of Shell plc over the past 10 financial years with that of the FTSE 100 index. The Board regards this index as the most appropriate broad market equity index for comparison.
CEO pay outcomes
The table below the graphs sets out (i) the single figure of total remuneration, (ii) the annual bonus outcome and (iii) the share award vesting outcome for the CEO for the past 10 years.

Historical TSR performance Value of hypothetical £100 holding

Year	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
CEO	Ben van Beurden							Wael Sawan
Single figure of total remuneration (£ thousand) [B]	7,046	7,811	17,817	8,746	5,197	6,344	9,698	7,940	8,615	13,756
Annual bonus (% of maximum opportunity)	66%	81%	79%	21%	—	64%	73%	78%	81%	71%
Share award vesting (% of maximum opportunity)	42%	35%	95%	74%	45%	25%	41%	47%	68%	75%
[A]Data shown are for the performance of RDS B shares prior to the assimilation of Shell's shares into a single line of ordinary shares on January 29, 2022.
[B]Prior to 2022, the CEO's remuneration was denominated in EUR. Each year's single figure of total remuneration has been converted to GBP using the 12-month average exchange rates for the year.

187	Shell	Form 20-F 2025

Governance | Annual Report on Remuneration continued
Percentage change in remuneration of the Directors and employees
The table below compares the remuneration of the Executive and Non-executive Directors of Shell plc with an employee comparator group consisting of local employees in the UK, the USA and the Netherlands. The local employee population of these countries is considered a suitable employee comparator group because: these are countries with a significant Shell employee base, a large proportion of senior managers come from these countries, and the REMCO considers remuneration levels in these countries when setting base salaries for Executive Directors. For the purposes of comparison, the change in employee remuneration is calculated by reference to the change in salary scale, benefits and annual bonus for a notional employee in each of the base countries, not by reference to the actual change in pay for a group of employees.
Taxable benefits are those that align with the definition of taxable benefits applying in the respective country. In line with the "Single figure of total remuneration for Executive Directors" table on page 178, the annual bonus is included in the year in which it was earned (rather than paid).

Percentage change in remuneration of Directors and employees [A]

	Salary/fees (% change)					Benefits (% change)					Annual bonus (% change)
	2024– 25	2023– 24	2022– 23	2021– 22	2020– 21	2024– 25	2023– 24	2022– 23	2021– 22	2020– 21	2024– 25	2023– 24	2022– 23	2021– 22	2020– 21
Employees [B]	3.7%	3.7%	5.7%	2.4%	0.6%	13.8%	13.7%	(10.2%)	(8.4%)	—	(8.4%)	7.5%	14.3%	(0.4%)	—
Executive Directors
Wael Sawan	5.5%	3.9%	—	—	—	72.5%	(88.2%)	—	—	—	(6.9%)	7.9%	—	—	—
Sinead Gorman [C]	5.5%	3.9%	37.0%	—	—	7.4%	(83.5%)	(39.7%)	—	—	(6.7%)	12.2%	45.8%	—	—
Non-executive Directors [D]
Dick Boer	—	14.7%	25.4%	6.3%	70.4%	77.9%	(58.0%)	389.8%	—	—
Neil Carson OBE	(14.6%)	3.5%	—	3.6%	4.3%	(40.2%)	(19.4%)	593.0%	—	—
Ann Godbehere	—	1.1%	—	0.8%	2.9%	21.1%	(46.8%)	829.4%	1,286.7%	—
Jane H. Lute	—	1.1%	6.7%	80.4%	—	(62.1%)	67.0%	155.0%	1,893.8%	—
Catherine Hughes	(2.0%)	3.0%	4.6%	14.1%	2.8%	(9.5%)	(37.3%)	435.0%	868.8%	—
Sir Andrew Mackenzie	—	8.3%	—	57.0%	1,473.0%	65.1%	(30.2%)	(57.5%)	(69.3%)	—
Sir Charles Roxburgh	(9.7%)	31.2%	—	—	—	(68.8%)	5,453.1%	—	—	—
Bram Schot	—	—	4.1%	10.1%	300.0%	(16.5%)	(32.4%)	702.6%	—	—
Leena Srivastava	(2.6%)	29.0%	—	—	—	2.4%	—	—	—	—
Cyrus Taraporevala	14.9%	25.1%	—	—	—	(36.7%)	3,139.1%	—	—	—
[A]Where the value for the preceding year was zero or the individual was not in post and therefore no comparison data are available, "–" is recorded.
[B]Relates to change in pay for local employees in the UK, the USA and the Netherlands.
[C]Sinead Gorman was appointed as CFO effective April 1, 2022. The changes in remuneration shown for 2022–2023 are based on the period April 1, 2022, to December 31, 2022, for 2022, and a full year for 2023.
[D]Non-executive Directors do not receive any short-term incentives. The increases shown reflect the individual's appointment to the Board part-way through the prior year, or additional fees payable for joining Board committees.
Relative importance of spend on pay
The table below sets out distributions to shareholders by way of dividends and share buybacks, and remuneration paid to or receivable by employees for the last five years, together with annual percentage changes.

Year	Dividends and share buybacks [A]		Spend on pay (all employees) [B]
	$ billion	Annual change	$ billion	Annual change
2025	22.4	(1)%	14.1	(3)%
2024	22.6	(2)%	14.6	—%
[A]Dividends paid and repurchases of shares as reported in the "Consolidated Statement of Changes in Equity".
[B]Employee costs, excluding redundancy costs, as reported in Note 33 to the "Consolidated Financial Statements". From 2025, remuneration and social security contributions include expatriate-related costs allocated to host entities. Prior period comparatives have been revised to conform with the current year change.
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
External appointments
Neither Wael Sawan nor Sinead Gorman held any external
Non-executive Director positions during 2025.
Statement of voting at AGMs
Shell's 2025 AGM was held on May 20, 2025. The result of the poll in respect of the 2024 Annual Report on Remuneration was as follows:

Approval of 2024 Annual Report on Remuneration

Votes	Number		Percentage
For	3,727,092,752		97.44%
Against	97,810,597		2.56%
Total cast	3,824,903,349	[A]	100.00%
Withheld [B]	19,987,286
[A]Representing 64.13% of issued share capital.
[B]A vote withheld is not a vote under UK law and is not counted in the calculation of the proportion of the votes for and against a resolution.

188	Shell	Form 20-F 2025

Governance | Annual Report on Remuneration continued
The 2023 Directors' Remuneration Policy was approved at the 2023 AGM. The result of the poll was as follows:

Approval of 2023 Directors' Remuneration Policy

Votes	Number		Percentage
For	3,931,530,222		94.60%
Against	224,454,202		5.40%
Total cast	4,155,984,424	[A]	100.00%
Withheld [B]	29,173,157
[A]Representing 60.97% of issued share capital.
[B]A vote withheld is not a vote under UK law and is not counted in the calculation of the proportion of the votes for and against a resolution.

CEO pay ratio

	Option [A]	25th percentile pay ratio	Median pay ratio	75th percentile pay ratio
2025	A	129:1	91:1	56:1
Total pay and benefits: Salary:		£106,835 £76,056	£151,893 £94,442	£245,920 £117,885
2024	A	83:1	61:1	40:1
Total pay and benefits: Salary:		£103,390 £54,327	£141,334 £88,049	£216,048 £104,877
2023	A	80:1	58:1	39:1
Total pay and benefits: Salary:		£99,599 £70,000	£136,066 £76,444	£205,115 £102,634
2022	A	134:1	80:1	50:1
Total pay and benefits: Salary:		£72,632 £45,904	£121,847 £56,302	£192,995 £96,790
2021	A	97:1	57:1	37:1
Total pay and benefits: Salary:		£65,123 £43,550	£111,912 £68,238	£170,289 £101,000
2020	A	93:1	57:1	38:1
Total pay and benefits: Salary:		£55,584 £49,117	£90,972 £75,365	£136,007 £118,291
2019	A	147:1	87:1	54:1
Total pay and benefits: Salary:		£59,419 £40,417	£100,755 £56,721	£161,717 £79,991
2018	A	202:1	143:1	92:1
Total pay and benefits: Salary:		£88,112 £53,528	£124,459 £80,407	£193,027 £96,074
[A]Shell has chosen to use option A (as defined in UK reporting regulations) to calculate the CEO pay ratio in accordance with guidance from the UK government that this is the preferred approach and the most statistically accurate method for identifying the ratios. Under option A, a comparable single figure for all UK employees has been calculated in order to identify the employees whose pay and benefits are at the 25th, 50th (median) and 75th percentiles for comparison with the CEO. Employee pay has been calculated based on the total pay and benefits paid in respect of the year for all employees who were employed on the last day of the year. For part-time workers and joiners in the year, pay and benefits have been annualised based on the proportion of their working time in the UK during the year. This is calculated with an approach consistent with the methodology for determining annual bonuses. The REMCO believes that this provides a fair and reasonable calculation of the pay ratios for Shell employees in the UK.
The ratio of the CEO's pay to the median UK employee is 91. The ratio at median for 2025 is higher than for 2024, reflecting that the 2025 CEO single figure includes the vesting of Wael Sawan's first CEO share award. The REMCO believes the CEO pay ratio for 2025 is consistent with Shell's philosophy of pay for performance.
Directors' employment arrangements and letters of appointment
Executive Directors have service contracts and are employed for an indefinite period. Non-executive Directors, including the Chair, have letters of appointment. Details of Executive Directors' employment arrangements can be found in the Policy on page 198.

Further details of Non-executive Directors' terms of appointment can be found in the "Other regulatory and statutory information" on page 203 and the "Governance framework" report on page 149.

Compensation of Directors and Senior Management
During the year ended December 31, 2025, Shell paid and/or accrued compensation totalling $59 million (2024: $46 million) to Directors and Senior Management for services in all capacities while serving as a Director or member of Senior Management, including $2 million (2024: $2 million) accrued to provide pension, retirement and similar benefits. The amounts stated are those recognised in Shell's income attributable to Shell plc shareholders. See Note 34 to the "Consolidated Financial Statements". Personal loans or guarantees were not provided to Directors or Senior Management.
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
The Board and management regularly engage with the workforce through a range of formal and informal channels. These include webcasts and all-employee messages from our CEO and other senior leaders; town halls and team meetings; virtual coffee connects; interviews with senior management; internal social platforms; and focused engagements. During interactive sessions, employees have the opportunity to ask about any topic, including pay. The Board's preference is to build on existing, long-standing channels of engagement for discussions around remuneration. During the year, management engaged with the workforce on what the 2025 performance metrics meant for each of us, giving employees the opportunity to ask any questions on this topic. We also conduct annual employee surveys; further information is on page 131.
Wider employee context
The REMCO receives annual updates on workforce remuneration topics, including employees' views on pay matters; CEO pay ratio; workforce reward philosophy and principles; alignment of Shell values and behaviours with remuneration practices; and general employee salary planning and variable pay outcomes. The REMCO is also periodically updated on wider employee matters, such as the UK gender and ethnicity pay gap analyses. In this way, the REMCO is able to satisfy itself that reward across Shell is aligned to our strategy, culture and long-term sustainable success.
Shell adheres to its fair pay principles in all remuneration-related matters. Pay in Shell is market-competitive, free from bias and provides security to our employees. Shell sets clear performance expectations, gives employees the opportunity to share in Shell's success through variable pay schemes and is transparent and clear in its communication of remuneration. For more information, visit the "Careers" section of shell.com.

189	Shell	Form 20-F 2025

Governance | Annual Report on Remuneration continued
How executive remuneration aligns with wider Company pay policy
Executive remuneration structures in Shell are strongly aligned with the structures for the broader workforce, as set out in the table below.

Element	Comparison of Executive Director and wider workforce arrangements
Salary	The Executive Directors' salaries are reviewed with reference to the factors set out in the Policy, against defined comparator groups. The market-competitiveness of wider workforce salaries is assessed at a base country level.
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

Annual bonus
The Group scorecard applicable to Group employees is identical to that applicable to Executive Directors in terms of performance measures, weightings and targets. For the wider workforce, an additional multiplier applies based on individual performance during the year. No individual multiplier applies to Executive Directors, and further, up to 50% of the bonus is paid in shares, and the bonus is subject to malus and clawback provisions.

Long-term incentives
In 2026, Executive Directors and around 100 senior executives received PSAs on the same terms. Executive Directors' awards are subject to a three-year holding period. Around 9,000 employees received PSAs and/or Restricted Share Awards, with the split based on seniority. Further information is on page 132.

Shareholding guidelines
The Executive Directors have the highest shareholding guidelines in the Company. These guidelines continue post termination for a period of two years.
Shareholding guidelines extend into the organisation to senior manager level. Employees are required to achieve their individual guideline within a specified timeframe, as is the case for Executive Directors.

Statement of planned implementation of proposed Policy in 2026
A summary of how the proposed Policy will be applied to Directors' remuneration for 2026 is set out below.
Executive Directors
Peer group
The pay benchmarking peer group will comprise major global companies in systemically important sectors going through multi-product, multi-decadal transition. The REMCO retains the right to alter the peer group as it sees fit to ensure it remains an appropriate and relevant benchmark.
The REMCO uses benchmark data from these companies only as a guide to the competitiveness of the remuneration packages. The REMCO does not seek to position remuneration at any defined point against the peer data.

Global peer group

AstraZeneca	ExxonMobil	Pfizer
BMW	GE Aerospace	Roche
Boeing	IBM	Siemens
bp	Intel	Stellantis
Chevron	Mercedes-Benz	TotalEnergies
Cisco Systems	Novartis	Volkswagen
Salaries
Effective January 1, 2026, Wael Sawan and Sinead Gorman received a salary increase of 4.0%, and their salaries for 2026 are £1,596,000 and £1,055,000, respectively.
In reviewing the Executive Directors' salaries, the REMCO carefully considered the external environment, and the increases provided to the Shell workforce in the key markets of the UK (4.1%), the USA (3.0%) and the Netherlands (3.0%). The Executive Directors' increases for 2026 were positioned just below other UK employees. The REMCO also took note of the proposed PSA quantum changes, and recognised the multiplier effect on total remuneration.
Annual bonus
There will be no change to the overall annual bonus scorecard architecture, structure or weightings for 2026. Given the evolution of the business, and the shift in focus to value over volume, the supporting customer decarbonisation metric will move from assessing the number of electric vehicle charge points to electric vehicle gross margin growth.
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

190	Shell	Form 20-F 2025

Governance | Annual Report on Remuneration continued

2026 annual bonus measures, weightings and link to strategy

Performance measure	Weighting
Financial delivery	**35%**
Operational excellence	**35%**
Shell's journey in the energy transition	**15%**
Safety	**15%**

	Link to strategy
Financial delivery ◦ Cash flow from operating activities (35%)	Supports our financial framework, which sets out our financial priority to generate cash to fund shareholder distributions and capital investment.
Operational excellence ◦ Asset management excellence (15%) ◦ Project delivery excellence (10%) ◦ Customer excellence (10%)	Underpins delivery of our operating plans.
Shell's journey in the energy transition ◦ LNG volumes [A] (5%) ◦ Reducing operational emissions (5%) ◦ Supporting customer decarbonisation (5%)	Focuses on Shell's energy transition strategy.
Safety (15%) ◦ Fatality and permanent impairment (7.5%) ◦ Tier 1 and 2 process safety (7.5%)	Focuses on personal and process safety.

[A]Equity liquefaction.
Scorecard targets will be disclosed retrospectively when they are no longer deemed to be commercially sensitive. Any bonus is paid in a mix of cash and net-of-tax shares, which are subject to a three-year holding period (which remains in force post tenure), with the proportions based on the individual's shareholding against their guideline level.
Performance Share Awards
As outlined in the REMCO Chair's letter, subject to shareholder approval of the proposed Policy, the 2026 PSAs will have a total face value of 450% and 300% of salary for the CEO and CFO, respectively, excluding potential share price appreciation and dividends. The 2026 PSAs to Executive Directors are based on salaries as at December 31 of the prior year, consistent with the rest of the organisation.
The REMCO reviewed the award levels in the context of share price movement over the year prior to award and determined that the risk of windfall gain was limited, and therefore no adjustment was made.
Performance is measured over the three-year period January 1, 2026, to December 31, 2028. The performance measures, weightings and link to strategy for the 2026 award are set out on this page. For the intrinsic value creation performance condition, the performance target range will be 9% p.a. to 12% p.a. with a target of 10% p.a.

2026 PSA performance conditions, weightings and link to strategy
Any vested shares are subject to a three-year holding period, which remains in force post tenure.
Performance framework for the 2026 PSA Shell's journey
in the energy transition performance condition
The REMCO's determination of the vesting outcome will be based on its holistic assessment of progress towards reducing emissions from our operations and supporting our customers to reduce their emissions. This will be based on our climate-related targets for our own operations as follows:
￮halving Scope 1 and 2 emissions by 2030 under operational control on a net basis (2016 baseline); and
￮maintaining methane emissions intensity below 0.2% and achieving near-zero methane emissions intensity by 2030.

191	Shell	Form 20-F 2025

Governance | Annual Report on Remuneration continued
The REMCO will also take account of progress in developments that support the energy transition to 2030 and beyond, such as the development of our Power business (including renewables), lower carbon intensity LNG production using, for example CCS and renewable power, and low-carbon solutions such as biofuels, electric vehicle charging, hydrogen and CCS.
The REMCO will take into account progress towards achieving
a 15–20% reduction in NCI by 2030 (2016 baseline), a 15–20% reduction in customer emissions from the use of our oil products by 2030 (2021 baseline) [A], as well as Shell's wider performance in accelerating the energy transition, e.g. demonstrating leadership and advocacy in standard setting, alongside any other factors that the REMCO considers relevant.
[A]This ambition was set in March 2024. Customer emissions from the use of our oil products (Scope 3, Category 11) were 517 million tonnes CO2e in 2023 and 569 million tonnes CO2e in 2021.
The REMCO will provide a full disclosure of all material factors, both quantitative and qualitative, that it took into account in reaching the vesting decision.
Malus and clawback
The annual bonus is subject to malus provisions before it is delivered, and to clawback thereafter for a period of three years. The PSA is subject to malus provisions before vesting, and to clawback provisions thereafter for a period of three years. Shell's chosen malus and clawback periods align with the performance and holding periods, respectively, for simplicity. A description of the circumstances under which malus and clawback might be applied to a variable pay award is set out in the Policy.
Pension and other benefits
There are no changes to pension and other benefits for 2026.
Non-executive Directors' fees

2026 Non-executive Directors' fees

	£	Other fees
Chair of the Board [A]	950,000	Non-executive Directors receive an additional fee of £10,000 for any Board meeting involving intercontinental travel.
Non-executive Director [B]	135,000
Senior Independent Director	49,000
Audit and Risk Committee
Chair [C]	65,000
Member	25,000
Sustainability Committee
Chair [C]	22,000
Member	11,000
Nomination and Succession Committee
Chair [C]	22,000
Member	11,000
Remuneration Committee
Chair [C]	42,000
Member	15,000
[A]The Chair of the Board does not receive any additional fee for chairing the Nomination and Succession Committee or the Sustainability Committee (effective from the 2026 AGM), or attending any other Board Committee meeting.
[B]There are additional fees for the Senior Independent Director, a Board Committee chair or a Board Committee member, and for Board meetings involving intercontinental travel.
[C]The Chair of a Committee does not receive an additional fee for membership of that Committee.
The REMCO reviews the Chair's fee, and the Board reviews Non-executive Directors' fees periodically to ensure that they are aligned with those of other major listed companies. During these reviews, fees in the top 30 companies within the FTSE 100 index and relevant listed peer companies are considered. For 2026, there are increases to the Chair's fee (from £850,000), the NED base fee (from £120,000), the Audit and Risk Committee Chair fee (from £55,000), and the intercontinental travel fee (from £4,000 per meeting). The annualised increase to the Chair's fee over the past five years has been around 4%. There is a reduction to the fees for the Sustainability Committee Chair and members (from £31,000 and £15,000, respectively). These fee changes take into account market fee levels and Committee responsibilities. All other fees remain unchanged.

192	Shell	Form 20-F 2025

Governance
Directors' Remuneration Policy

The Directors' Remuneration Policy sets out:

￮a summary of proposed changes to the Directors' Remuneration Policy, page 193;
￮Executive Directors' Remuneration Policy, page 194; and
￮Non-executive Directors' Remuneration Policy, page 199.

This section describes the Directors' Remuneration Policy (the Policy), which, subject to shareholder approval at the 2026 Annual General Meeting (AGM), will come into effect at the conclusion of the AGM on May 19, 2026, and will be effective until the 2029 AGM, unless a revised Policy is proposed by the Company and approved by shareholders in the meantime.
The principles underpinning the REMCO's approach to executive remuneration are the foundation for everything we do and are:
￮Strategic alignment: Executive Directors' pay should promote Shell's long-term, sustainable success, and be tied to stretching targets that reflect Shell's ambitious strategic goals.
￮Pay for performance: the majority of the Executive Directors' compensation (excluding benefits and pensions) should be variable and linked to performance.
￮Competitiveness: pay levels should be benchmarked internally, and externally against comparable companies in globally systemically important sectors going through multi-decadal transition.
￮Shareholder alignment: Executive Directors should hold Shell shares to align their interests with those of shareholders.
￮Consistency: the remuneration structure for Executive Directors should generally be consistent with that for Shell's Senior Management, to foster a unified culture and a common approach to sharing in success.
￮Risk assessment: pay decisions must reflect Shell's General Business Principles and Code of Conduct and be risk-assessed to safeguard shareholders' long-term interests and avoid inappropriate actions.
The Executive Directors' remuneration structure is made up of a fixed element of base pay and two variable elements: the annual bonus and the Performance Share Award (PSA). Variable pay outcomes are conditional on the achievement of annual financial and non-financial targets in the short term, and the delivery of strategic goals and financial and share price outperformance over the longer term.
The award of shares under the bonus and PSA, along with significant shareholding requirements, is intended to ensure executives have a sizeable shareholding in the Company and supports shareholder alignment.
During the past two years, the REMCO reviewed the Policy to ensure that it continued to support Shell's strategy. The Board has outlined a vision to unlock the Company's potential for shareholders by redefining performance, repositioning the portfolio and resetting culture. We will drive performance by unlocking additional value from capital and cost discipline. Our portfolio must transform to secure growth in areas of competitive advantage, while navigating significant uncertainty around the pace and shape of the energy transition. Building resilience, optionality and longevity for the decades to come is essential, alongside continuing to reset aspects of the organisation into a strong performance culture across Shell. Transforming this Company is a leadership ask of the highest order. The REMCO has carefully considered the nature of the leadership required to lead Shell for the performance opportunity ahead through multi-decadal, multi-vector societal transition in a systemically important sector, and reflected this in the changes it is making for 2026.
For each area of the Policy, the REMCO also reviewed market practice, the corporate governance environment, feedback from shareholders and consistency of philosophy and approach with the rest of the Company. The REMCO additionally spent time updating the selection and calibration of performance metrics in variable pay schemes. Any potential conflict of interest arising with respect to the Executive Directors was mitigated by the independence of the REMCO members and the REMCO Terms of Reference. The REMCO also considered the provisions of the UK Corporate Governance Code and relevant best practice guidelines when reviewing the Policy.
A comparison of the key elements of the 2026 and 2023 Policies is set out below.

Remuneration element	Key changes from 2023 Policy	Rationale for the change
Executive Directors
Annual bonus paid in shares	￮Proportion of annual bonus to be delivered in net-of-tax shares reduced from 50% to 25% of bonus for individuals who have met their shareholding requirements.
￮Aligns with evolving investor guidance and market practice in the FTSE.
￮Balances greater financial flexibility for individuals who have built up significant holdings, with continued shareholder alignment and increased shareholding requirements.

Performance Share Award	￮CEO target award increased from 300% to 450% of salary. ￮CFO target award increased from 270% to 300% of salary. ￮Maximum remains 200% of target, plus dividends.	￮Desire to pay appropriately in the context of the new global peers, given the leadership task and the performance opportunity ahead.
Shareholding requirements	￮CEO requirement increased from 700% to 900% of salary. ￮CFO requirement increased from 500% to 550% of salary.	￮Strengthens shareholder alignment.

193	Shell	Form 20-F 2025

Governance | Directors' Remuneration Policy continued
Executive Directors' Remuneration Policy table

Purpose and link to strategy	Maximum opportunity	Operation and performance measurement
Base salary
Provides a fixed level of pay to attract and retain Executive Directors.	£2,000,000
Reviewed annually with adjustments typically effective from January 1.
In making salary determinations, the REMCO will consider:
￮the market positioning of the compensation packages;
￮comparison with Senior Management salaries;
￮the employee context;
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
Typical benefits include car allowances, home-to-office transport, risk benefits (e.g. ill health, disability or death-in-service), security provision and employer contributions to insurance plans (such as medical and Directors' liability insurance). In the event an international relocation is required either prior to appointment or while appointed, Shell's mobility policies may apply and the REMCO may offer appropriate provisions in respect of items including, but not limited to, relocation, assistance with visa/immigration/tax issues and tax return support. It may also provide housing and education assistance for a specified period of time, expected to be no more than two years. Tax equalisation related to expatriate employment prior to Board appointment, or in other limited circumstances to offset double taxation, may also be provided.
Precise benefits will depend on the Executive Director's specific circumstances and may include any tax liabilities relating to business-related benefits such as in the case of security or relocation provisions.
The REMCO may adjust the range and scope of the benefits offered in the context of developments for other employees in the country where the Executive Director is based. Personal loans or guarantees are not provided to Executive Directors.

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

Annual bonus
Rewards the delivery of short-term targets. Aligns the interests of Executive Directors and shareholders, and supports retention, through long-term holding in shares.	Target bonus: 125% of base salary. Maximum bonus: 200% of target.
￮The bonus is determined by reference to performance from January 1 to December 31 each year.
￮Annual bonus = base salary × target bonus % × scorecard result (0–2).
￮The scorecard is reviewed each year, taking account of Shell's operational and strategic priorities.
￮Scorecard targets are disclosed on a retrospective basis in a subsequent Annual Report on Remuneration, when they are no longer deemed commercially sensitive.
￮To reinforce alignment with shareholder interests, a proportion of any bonus earned is delivered in net-of-tax shares and the remainder is delivered in cash. For individuals who have met their shareholding guidelines, 25% of any bonus is delivered in net-of-tax shares, and for others, the proportion is 50%. The shares are subject to a three-year holding period from the end of the performance period the award relates to, which applies beyond an Executive Director's tenure. The REMCO retains discretion to waive any part of this holding period in exceptional circumstances (primarily death).
￮The bonus is subject to malus provisions before it is delivered, and to clawback thereafter for a period of three years from the end of the performance period.

194	Shell	Form 20-F 2025

Governance | Directors' Remuneration Policy continued
Executive Directors' Remuneration Policy table continued

Purpose and link to strategy	Maximum opportunity	Operation and performance management
Performance Share Award (PSA)
Rewards performance linked to Shell's strategy. Aligns the interests of Executive Directors and shareholders, and supports retention through long-term holding in shares.	Target award: 450% of base salary. Awards may vest at up to 200% of the shares originally awarded, plus dividends.
￮Award levels are determined in respect of any financial year by the REMCO within the Policy maximum.
￮Awards may vest at between 0% and 200% of the initial award, depending on Shell's performance, assessed over a three-year performance period, on an absolute basis and/or on a relative basis against an appropriate comparator group.
￮Performance measures and weightings are reviewed and set by the REMCO at the beginning of each performance period, taking account of Shell's strategic priorities.
￮Notional dividends accrue over the vesting period in respect of awards that vest.
￮To reinforce alignment with shareholder interests, net-of-tax shares delivered from vested awards are subject to a three-year holding period from the end of the performance period the award relates to, which applies beyond an Executive Director's tenure. The REMCO retains discretion to waive any part of this holding period in exceptional circumstances (primarily death).
￮The award is subject to malus provisions before vesting, and to clawback provisions thereafter for a period of three years from the end of the performance period.

Discretion, malus and clawback
Enables the management of risks from behaviour-based incentive schemes and the REMCO to manage the range of pay outcomes.	Adjustment events exist for the purposes of applying malus and clawback. The REMCO retains discretion to adjust pay outcomes.
￮The REMCO retains the discretion to adjust mathematical outcomes of the annual bonus scorecard and/or share vesting for any Executive Director if and to the extent that it considers this appropriate at its sole discretion.
￮The REMCO may adjust pay outcomes for the purposes of managing quantum. This would be done at the REMCO's discretion after considering single figure outcome for the year, taking into account Shell's performance, the operation of the remuneration structures and any other relevant considerations.
￮In exceptional circumstances, the REMCO may determine that the vesting of an annual bonus or a share award should be suspended pending the outcome of an investigation. The suspension may be for such a period as the REMCO considers sufficient to permit the investigation to be concluded.
￮The use of any discretion will be disclosed and explained.

Shareholding requirements
Aligns interests of Executive Directors with those of shareholders by creating a connection between individual wealth and Shell's long-term performance.	Shareholding requirements (% of base salary): ￮CEO: 900%. ￮CFO: 550%.
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
￮Vested shares from incentive plans (including bonus and PSA shares subject to a holding period) count towards the requirement.

Notes to the Policy table
Executive Directors outside of the UK
In respect of salary, benefits and pension, in the event that an Executive Director is based outside of the UK, the REMCO reserves the right to determine the individual's remuneration arrangements in line with their base or host country, within the spirit of the Policy.
Payments from previously agreed remuneration arrangements
The REMCO reserves the right to make any remuneration payments where the terms of the payment were agreed: (i) before the Policy came into effect or (ii) at a time when the relevant individual was not an Executive Director of the Company and, in the opinion of the REMCO, the payment was not in consideration for the individual becoming an Executive Director of the Company. The REMCO also reserves the right to honour pre-existing contractual obligations in accordance with the terms of the relevant service contract and remuneration plan. Details of any such payments will be set out in the Annual Report on Remuneration as they arise.
Selection of performance measures
The REMCO believes it is important for variable pay to remain balanced, with short-term operational components complementing the PSA's focus on longer-term financial and strategic outcomes:
￮The annual bonus measures are designed to drive focus on the financial and operational performance critical to our success in delivering our strategy.
￮The PSA performance conditions are designed to support our strategic ambitions, creating value for our shareholders. For the PSA relative measures, the peer group currently comprises four of the most comparable companies in our industry, being bp, Chevron, ExxonMobil and TotalEnergies. For such measures, 200% of target vests for first position, 150% for second, 80% for third and 0% for fourth and fifth. Outperforming Shell's closest competitors on key financial metrics is challenging. A vesting outcome of 80% of target (40% of maximum) for median performance in a small peer group is considered appropriate by the REMCO. The REMCO is aware that vesting for median is generally set at a limit of 25% of maximum for other UK companies. However, this is typically applied against a larger peer group.
Performance targets are set by the REMCO taking into account appropriate reference points. The same annual bonus measures typically apply to the majority of Group employees, and the same PSA performance conditions typically apply to other participants, supporting consistency of remuneration and alignment of objectives across employees and Senior Management. The REMCO retains the flexibility to adjust performance measures, weightings and targets on a year-by-year basis, within the terms of the Policy.

195	Shell	Form 20-F 2025

Governance | Directors' Remuneration Policy continued
Discretion
There are a number of specific areas in which the REMCO may exercise discretion, including:
￮To review the specific measures, weightings and targets for the annual bonus scorecard and share award annually and adjust accordingly to evolve with Shell's strategy and circumstances to ensure that they remain stretching but realistic.
￮To adjust mathematical variable pay outcomes if and to the extent that it considers this appropriate. This power to adjust the outcomes is broad and includes adjusting the outcomes upwards as well as downwards, including to zero. For example, an adjustment might be made if the REMCO considers:
–the share award outcomes do not reflect the wider financial or non-financial performance of the Company or the participant over the performance period;
–the share award vesting percentage is not appropriate in the context of circumstances that were unexpected or unforeseen at award; and
–there is any other reason why an adjustment is appropriate.
Performance outcomes and/or share price movements make it difficult to predict the final amounts delivered under the share award at the time of award. Each year, the REMCO reviews the share award vesting values and single figure outcomes for the Executive Directors to ensure that they are appropriate. The REMCO will review the formulaic single figure outcomes relative to the quality of performance outcomes and adjust these, taking into account Shell's performance, shareholder experience, the operation of the remuneration structures and any other relevant factors to ensure that the highest variable pay outcomes are only achieved in years with the highest-quality performance. In years where the vesting outcome makes the total remuneration inappropriate for any Executive Director, the REMCO will consider an adjustment to the annual bonus outcome and/or the share award vesting outcome for the purposes of managing remuneration quantum. In making any adjustment to the annual bonus and/or share award vesting outcome for this purpose, the REMCO will consider the overall level of remuneration for the Executive Director, the operation of the annual bonus, the operation of the share award, the wider performance of Shell over the performance periods as well as the internal context for other employees. An explanation of any discretionary adjustment would be set out in the relevant year's Directors' Remuneration Report.
Malus and clawback
Variable pay awards may be made subject to adjustment events. At the discretion of the REMCO, such an award may be adjusted before delivery (malus) or reclaimed after delivery (clawback) if an adjustment event occurs.
Adjustment events will be specified in award documentation, and it is intended that they will, for example, relate to restatement of financial statements due to material non-compliance with a financial reporting requirement; misconduct by an Executive Director or misconduct through their direction or non-direction; any material breach of health and safety or environment regulations; serious reputational damage to Shell; material failure of risk management; corporate failure; lack of appropriate decision quality in a material business decision; or other exceptional events as determined at the discretion of the REMCO. The REMCO retains the right to alter the list of adjustment events in respect of future awards.
Differences in Remuneration Policy for Executive Directors from that for other employees
The remuneration policies, structure and approach to setting remuneration levels are consistent across organisational levels at Shell, with consideration given to location, seniority and responsibilities. A higher proportion of total remuneration is tied to variable pay for
Executive Directors and members of Senior Management, to reflect these individuals' positions of influence and accountability.

Detailed discussion of how executive remuneration aligns with wider Company pay policy may be found in the "Workforce engagement on remuneration matters" section of the Annual Report on Remuneration on page 190.

Illustration of potential remuneration outcomes
The charts on this page illustrate the potential future value and composition of the Executive Directors' total remuneration opportunities under four performance scenarios as prescribed by reporting requirements ("Minimum", "On-target", "Maximum" and "Maximum +50% share price appreciation between award and vest"). The remuneration opportunities are based on those set out in the Policy table, applied to 2026 base salaries. The majority of the Executive Directors' remuneration is delivered through variable pay elements, which are conditional on the achievement of stretching performance targets.
The charts exclude dividend accrual and the effect of any Company share price movement except in the "Maximum+50%" scenario.

Performance scenarios

(% of salary)
	Minimum	Target	Maximum
Base salary	✓	✓	✓
Benefits	✓	✓	✓
Pension	✓	✓	✓
Bonus	Nil	125%	250%
PSA	Nil	CEO: 450%	CEO: 900%
		CFO: 300%	CFO: 600%

CEO pay scenarios (£ million)

Minimum
100%
1.99
On-target
18%
18%
64%
11.17
Maximum
10%
20%
70%
20.35
Maximum +50% share price appreciation
7%
15%
78%
27.53
0
5
10
15
20
25
30
a Fixed remuneration
b Annual incentive
c Long-term incentive

CFO pay scenarios (£ million)

Minimum
100%
1.30
On-target
22%
23%
55%
5.78
Maximum
13%
26%
61%
10.27
Maximum +50% share price appreciation
10%
20%
70%
13.43
0
5
10
15
a Fixed remuneration
b Annual incentive
c Long-term incentive

196	Shell	Form 20-F 2025

Governance | Directors' Remuneration Policy continued
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
￮encourage relocation if required; and
￮honour entitlements (e.g. variable remuneration) of internal candidates before their promotion to the Board, with the exception of any previous pension arrangements.
The REMCO will follow the approach set out below when determining the remuneration package for a new Executive Director.

Component	Approach	Maximum
Ongoing remuneration	The salary, benefits, annual bonus, share award and pension benefits will be positioned and delivered within the framework of the Policy.	As stated in the Executive Directors' Remuneration Policy table, and notes to the table.
Compensation for the forfeiture of any awards under variable remuneration arrangements
To facilitate external recruitment, one-off compensation in consideration for forfeited awards under variable remuneration arrangements entered into with a previous employer may be required. The REMCO will use its judgement to determine the appropriate level of compensation by matching the value of any lost awards under variable remuneration arrangements with the candidate's previous employer. This compensation may take the form of a one-off cash payment or an additional share award. The intention is that any such compensation would, as far as possible, align to the duration and structure of the award being forfeited. Where appropriate, performance conditions, holding periods, and malus and clawback provisions will apply.

An amount equal to the value of the forfeited variable remuneration awards, as assessed by the REMCO. Consideration will be given to appropriate performance conditions, performance periods and clawback arrangements.

Replacement of forfeited entitlements other than any awards under variable remuneration arrangements
There may also be a need to compensate a new Executive Director in respect of forfeited entitlements other than any awards under variable remuneration arrangements. This could include, for example, contractual entitlements or other benefits. On recruitment, these entitlements may be replicated within the Executive Director's remuneration package or valued by the REMCO and compensated in cash or shares.
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
Relocation
In the event that an internal or external candidate were required to relocate internationally to take up the Executive Director position, the REMCO may offer appropriate relocation provisions in respect of items including, but not limited to, relocation, assistance with visa/immigration issues, housing and education assistance. If provided, these will be for a specified period of time, expected to be no more than two years.

The level of such benefits would be set at an appropriate level by the REMCO, taking into account the circumstances, provisions applicable to the wider internationally mobile workforce and typical market practice.

197	Shell	Form 20-F 2025

Governance | Directors' Remuneration Policy continued

Executive Directors' service contracts and end-of-employment arrangements (including change of control provisions)

Provision	Policy
Service contracts	Executive Directors are employed for an indefinite period. Executive Directors based in the UK will be employed on service contracts governed by the laws of England and Wales.
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
The REMCO reserves the right to make payments it considers reasonable in settlement of potential legal claims, taking into account contractual provisions, applicable law, corporate governance provisions, the applicability of any statutory compensation and the best interests of Shell and shareholders as a whole.

Dismissal	The Company may terminate employment immediately in particular defined circumstances, such as gross misconduct, with no further payment or PILON.
Annual bonus accrued prior to termination
The following provisions will normally apply:
￮In the event of death, disability, injury or ill health, retirement, redundancy, completion of a fixed-term contract or other circumstances at the REMCO's discretion, any annual bonus in the year of departure is pro-rated based on service. Depending on the timing of the departure, the REMCO may consider the latest scorecard position or defer payment until the full-year scorecard result is known.
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

Share awards
Share awards will be treated in accordance with the relevant plan rules. The following provisions will normally apply:
￮In the event of disability, injury or ill health, retirement, redundancy, completion of a fixed-term contract and other circumstances at the REMCO's discretion: outstanding awards are reduced pro rata (on a monthly basis) for time elapsed during the performance period. They will generally survive the end of employment and remain subject to the same vesting performance conditions, holding period, and malus and clawback provisions, as if the Executive Director had remained in employment. The extent to which awards vest will be determined by the REMCO, taking into account the extent to which the performance conditions have been satisfied.
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

Other
The provision of end-of-employment benefits, such as a contribution to the Executive Director's legal fees for the review of any settlement agreement, repatriation costs and outplacement support, may also be included, as deemed reasonable by the REMCO. The Executive Director may also remain eligible for other benefits, such as security provision or tax return preparation, in line with policies for the wider workforce. The Company may pay the Executive Director's tax on such benefits.
The REMCO may adjust the range and scope of the benefits offered in the context of developments for other employees in relevant countries.

In the event an Executive Director is based outside of the UK, the REMCO will determine the appropriate service contract and end-of-employment arrangements.

Executive Directors' employment arrangements are available for inspection at the AGM or on request. For further details on the appointment and re-appointment of Directors, see "Governance Framework" on page 149 and "Other regulatory and statutory information" on page 203.

198	Shell	Form 20-F 2025

Governance | Directors' Remuneration Policy continued

Non-executive Directors' Remuneration Policy table

Fee structure	Approach to setting fees	Other remuneration
Non-executive Directors (NED) receive a fixed annual fee for their Directorship. The Chair receives a Chair of the Board fee, and other NEDs receive a base fee for membership of the Board.
Additional annual fees are payable to any NED (other than the Chair of the Board) who serves as Senior Independent Director, a Board Committee Chair or a Board committee member. Any individual receives either a Chair or member fee in respect of each committee they sit on. The Chair of a committee does not receive both fees.
NEDs receive an additional fee for any Board meeting involving intercontinental travel.

The Chair of the Board fee is determined by the REMCO. The Board determines the fees payable to NEDs. The maximum aggregate annual fees will be within the limit specified by the Articles of Association and in accordance with the NEDs' responsibilities and time commitments.
The Board reviews NED fees periodically to ensure that they are appropriate in the context of fee levels at selected listed peer companies.

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
While no specific employee groups were consulted as part of the 2026 Policy review, Shell promotes and maintains good relations with employee representative bodies as part of its employee engagement programme, and operates multiple forums through which employees can engage on various business matters, including pay.
When determining Executive Directors' remuneration structure and outcomes, the REMCO reviews a set of information, including internal data on employee remuneration.
The REMCO is kept informed by the CEO, the Chief Human Resources and Corporate Officer, and the Executive Vice President Performance and Reward on relevant remuneration matters below the Board and Executive Committee.

See "Workforce engagement on remuneration matters" in "Annual Report on Remuneration" on page 189 for more information on how Shell considers and engages with the broader workforce on remuneration matters.

Consideration of shareholder views
The REMCO engages with major shareholders regularly throughout the year. Such engagement allows the REMCO to hear shareholders' views on Shell's approach to executive remuneration, and test proposals when developing or evolving the Policy. In recent years, the REMCO has responded to shareholder views, including the approach to the energy transition performance condition in the share award, overall quantum and the use of discretion to manage remuneration outcomes. In developing the proposed Policy, the REMCO again consulted with shareholders and received a diverse range of views that it reflected on in finalising the updated Policy.
It was clear to the REMCO that, while there were inevitably contrasting views around the different aspects of the Policy, shareholders are supportive of Shell's overall approach to remuneration and the REMCO's careful deliberations in decision-making. The REMCO will continue to review the Policy regularly to ensure it continues to reinforce Shell's long-term strategy and closely aligns with shareholders' interests.
Additional Policy statement
The REMCO reserves the right to make payments outside of the Policy in limited, exceptional circumstances, such as for regulatory, tax or administrative purposes, or to take account of a change in legislation or exchange controls, and only where the REMCO considers such payments are necessary to give effect to the intent of the Policy.
Signed on behalf of the Board

/s/ Sean Ashley
Sean Ashley
Company Secretary
March 11, 2026

199	Shell	Form 20-F 2025

Governance

Other Regulatory and Statutory Information
Management's evaluation of disclosure controls and procedures of Shell
Shell's management, including the CEO and CFO, has evaluated the effectiveness of Shell's disclosure controls and procedures at December 31, 2025. Based on that evaluation, they concluded that Shell's disclosure controls and procedures are effective.
Management's report on internal control over financial reporting of Shell
Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over Shell's financial reporting and the preparation of the "Consolidated Financial Statements".
Management conducted an evaluation of the effectiveness of Shell's internal control over financial reporting and the preparation of the "Consolidated Financial Statements" based on the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). On the basis of this evaluation, management concluded that, at December 31, 2025, the Company's internal control over financial reporting and the preparation of the "Consolidated Financial Statements" was effective.
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
Financial Statements, Dividends and Dividend Policy

The "Consolidated Statement of Income" and "Consolidated Balance Sheet" can be found on pages 214 and 215, respectively.

Subject to Board approval, Shell aims to grow the dividend per share by 4% per annum. As announced as part of Capital Markets Day 2025, in total, Shell targets the distribution of 40--50% of cash flow from operating activities through the cycle [A] to shareholders. The Board may choose to return cash to shareholders through a combination of dividends and share buybacks.
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
The Directors have announced a fourth quarter interim dividend payable on March 30, 2026, to shareholders on the Register of Members at the close of business on February 20, 2026. The closing date for dividend currency elections was March 6, 2026 [B] and the euro and sterling equivalents announcement date is March 16, 2026.
[A]Measured across business cycles under varying economic and market conditions.
[B]A different dividend currency election date may apply to shareholders holding shares in a securities account with a bank or financial institution ultimately through Euroclear Nederland. This may also apply to other shareholders who do not hold their shares either directly on the Register of Members or in the corporate sponsored nominee arrangement. Such shareholders can contact their broker, financial intermediary, bank or financial institution for the election deadline that applies.
Repurchases of shares
As announced as part of Capital Markets Day 2025, Shell targets the distribution of 40--50% of our cash flow from operating activities through the cycle [A] to shareholders. The Board may choose to return cash to shareholders through a combination of dividends and share buybacks. For all share buyback programmes mentioned below, Shell entered into irrevocable, non-discretionary arrangements with a broker in order to reduce the issued share capital of the Company.
[A]Measured across business cycles under varying economic and market conditions.
Under shareholder authorities granted at the 2024 AGM:
￮On October 31, 2024, Shell announced the commencement of a $3.5 billion share buyback programme which was completed on January 24, 2025.
￮On January 30, 2025, Shell announced the commencement of a share buyback programme of a further $3.5 billion which was completed on April 25, 2025
￮On May 2, 2025, Shell announced the commencement of a share buyback programme of a further $3.5 billion which was completed on July 25, 2025.
At the May 20, 2025, AGM, shareholders granted the Company the authority to repurchase (i) up to 602.1 million ordinary shares "on-market" (excluding any treasury shares), less any "off-market" purchases made under the authority in (ii); and (ii) up to 602.1 million ordinary shares off-market (excluding any treasury shares), less any on-market purchases made under the authority in (i). The authorities for both on-market and off-market purchases will expire at the earlier of the close of business on August 19, 2026, and the end of the AGM of the Company to be held in 2026.
Under shareholder authorities granted at the 2025 AGM:
￮On July 31, 2025, Shell announced the commencement of a $3.5 billion share buyback programme which was completed on October 24, 2025
￮On October 30, 2025, Shell announced the commencement of a further $3.5 billion share buyback programme which was completed on January 30, 2026.
￮On February 5, 2026, Shell announced the commencement of a share buyback programme of a further $3.5 billion which is expected to be completed by May, 2026.
This means that, as at the close of March 4, 2026, approximately 383 million further shares could still be repurchased under the current AGM authorities. More information, including the number and nominal value of the shares repurchased in 2025, can be found in Note 27 to the "Consolidated Financial Statements".
The Board continues to regard the ability to repurchase issued shares in suitable circumstances as an important part of Shell's financial management. New resolutions will be proposed at the 2026 AGM to renew the authorities for the Company to purchase its own share capital, up to specified limits, for a further year. These proposals will be described in more detail in the 2026 Notice of Annual General Meeting.

200	Shell	Form 20-F 2025

Governance | Other Regulatory and Statutory Information continued
Qualifying third-party indemnities
The Company has entered into a Deed of Indemnity (Deed) with each Director of the Company who served during the year. The Deeds were in force during the 2025 financial year and are currently in force. The Company has also entered into a Deed with each newly appointed Director. The terms of each of these Deeds are identical and they reflect the statutory provisions on indemnities contained in the Companies Act 2006 (CA 2006). Under the terms of each Deed, the Company has agreed to indemnify the Director, to the fullest extent permitted by the CA 2006, against any loss, liability or damage, howsoever caused (including in respect of a Director's own negligence), suffered or incurred by a Director in respect of their acts or omissions while or in the course of acting as a Director or employee of the Company, any associated company or affiliate (within the meaning of the CA 2006). In addition, the Company shall lend funds to Directors as required to meet reasonable costs and expenses incurred or to be incurred by them in defending any criminal or civil proceedings brought against them in their capacity as a Director or employee of the Company, associated company or affiliate, or, in connection with certain applications brought under the CA 2006. The provisions in the Company's Articles of Association (Articles) relating to arbitration and exclusive jurisdiction are incorporated, mutatis mutandis, into the Deeds entered into by each Director and the Company.
The Company has provided both indemnities and Directors' and Officers' insurance to the Directors in connection with the performance of their responsibilities, both of which were in force during the 2025 financial year and are currently in force. Copies of these indemnities are open to inspection. A copy of the form of these indemnities is filed with the US Securities and Exchange Commission.
Related party transactions
In addition to the disclosures given in Notes 14 and 34 to the "Consolidated Financial Statements" on pages 258 and 289, the following related party transactions took place in 2024.
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

See "Other Regulatory and Statutory Information - Articles of Association" on page 203 and "Governance framework" on page 149 for further details of Non-executive Directors' terms of appointment.

See "Annual Report on Remuneration – Non-executive Directors' fees" on page 186 for information on Non-executive Directors' compensation.

Executive Directors are employed pursuant to a contract of employment. A form of contract of employment for Executive Directors is filed with the US Securities and Exchange Commission.

See Directors' Remuneration Policy on pages 193-199 for details of Executive Directors' employment arrangements.

Related Party Transactions Procedures
The Audit and Risk Committee's Terms of Reference, which was updated in February 2026, provides that in advance of entering into any related party transactions, as defined under Item 7.B. of Form 20-F, the Audit and Risk Committee shall review, if no other independent committee has reviewed, all such proposed related party transactions for potential conflicts of interest and consistency with the interests of the Company and its shareholders.
Political contributions
Shell companies did not make political payments during the year. Shell USA, Inc. administers the non-partisan Shell USA, Inc. Employees' Political Awareness Committee (SEPAC), a political action committee registered with the US Federal Election Commission. Eligible employees may make voluntary personal contributions to the SEPAC. All employees' contributions comply with federal and state law and are publicly reported in accordance with US election laws. Shell USA, Inc. does not exercise control over SEPAC's funding decisions.
Recent developments and post-balance sheet events
See Note 36 to the "Consolidated Financial Statements" on page 290.
Share capital
The Company's issued share capital at December 31, 2025, is set out in Note 27 to the "Consolidated Financial Statements" on page 283. The percentage of the total issued share capital is given below.

Share capital percentage as at December 31, 2025

Share class	%
Ordinary	100
Transfer of securities
There are no restrictions on transfer or limitations on the holding of the ordinary shares other than under the Articles, restrictions imposed by law or regulation (for example, insider trading laws) or pursuant to the Company's Securities Dealing Standard and Securities Dealing Specification.
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
Auditor
A resolution relating to the appointment of Ernst & Young LLP as auditor for the financial year 2026 will be proposed at the 2026 AGM.
Annual General Meeting
The AGM will be held on May 19, 2026, at the Sofitel London Heathrow Hotel - Terminal 5, London Heathrow Airport, London TW6 2DG, United Kingdom. The Notice of Annual General Meeting will include details of the business to be put to shareholders at the AGM.

201	Shell	Form 20-F 2025

Governance | Other Regulatory and Statutory Information continued
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

See "Risk factors and risk management" on pages 23-32.

Shell Code of Conduct
Directors, officers, employees and contract staff are required to comply with the Shell Code of Conduct, which instructs them on how to behave in line with the Shell General Business Principles. This Code (which was refreshed in January 2026) gives even greater emphasis to the behaviours we expect from everyone who works for Shell and clarifies the basic rules and standards they are expected to follow and the behaviour expected of them. These individuals must also complete mandatory Code of Conduct training.
Designated individuals are required to complete additional mandatory training on antitrust and competition laws, anti-bribery, anti-corruption and anti-money laundering laws, financial crime, data protection laws and trade compliance requirements. (See also "Living by our values" on pages 138-139.

See "Risk factors and risk management" on pages 23-32.

See shell.com/codeofconduct

Code of Ethics
Executive Directors and Senior Financial Officers of Shell must also comply with the Code of Ethics. This Code is specifically intended to meet the requirements of Section 406 of the Sarbanes--Oxley Act. It can be found at shell.com/codeofethics.
Malus and Clawback Policy
In compliance with SEC rules, the REMCO adopted a Malus and clawback policy for Executive Directors and other Executive Committee members in 2023. There was a non-substantive update to the Malus and Clawback policy during 2025, which whilst not broadening the Remuneration Committee's powers, supports enforceability. The updated policy is filed with the SEC.
Insider trading policy
The Company has adopted a Securities Dealing Standard and Specification that govern the purchase, sale, and/or other transactions of our securities by its employees and a Dealing Guidance for Directors and Other PDMRs, which includes persons discharging managerial responsibilities. A copy of the Securities Dealing Standard, Securities
Dealing Specification and the Dealing Guidance for Directors and Other PDMRs are filed as exhibits with the US Securities and Exchange Commission.
Independent professional advice
All Directors may seek independent professional advice in connection with their role as a Director. All Directors have access to the advice and services of the Company Secretary. The Company has provided both indemnities and Directors' and Officers' insurance to the Directors in connection with the performance of their responsibilities. Copies of these indemnities are open to inspection. A copy of the form of these indemnities has been previously filed with the US Securities and Exchange Commission.
Directors' shareholding qualification
While the Articles do not require Directors to hold shares in the Company, the REMCO believes that Executive Directors should align their interests with those of shareholders by holding shares in the Company. The CEO is expected to build up a shareholding of 700% of their base salary over five years from appointment and the CFO is expected to build up a shareholding of 500% of their base salary over the same period. In the event that another Executive Director joins the Board, the REMCO will determine their shareholding requirement, which will not be less than 200% of their base salary. Subject to shareholder approval of the proposed Remuneration Policy, the CEO and CFO's shareholding requirements will increase to 900% and 550% of base salary, respectively.
Executive Directors will be required to maintain their requirement (or existing shareholding if less than the guideline) for a period of two years post employment. Non-executive Directors are encouraged to hold shares with a value equivalent to 100% of their base fee and to maintain that holding during their tenure.

See "Directors' Remuneration Report" on pages 169-175 for information on the Directors with shares in the Company.

Non-executive Director independence
The Board follows the provisions of the Code in determining Non-executive Director independence, which states that at least half of the Board, excluding the Chair, should comprise Non-executive Directors determined by the Board to be independent. In the case of the Company, the Board has determined that all the Non-executive Directors at the end of 2025 are independent.
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
The Company's Audit and Risk Committee is not directly responsible for the appointment of independent auditors. However, the Company's

202	Shell	Form 20-F 2025

Governance | Other Regulatory and Statutory Information continued
Audit and Risk Committee makes recommendations to the Board on the appointment or reappointment of the external auditor to put to shareholders for approval in the Annual General Meetings. UK legislation provides that it is for shareholders to agree the appointment, reappointment and removal of the Company's independent auditors.
Shareholder approval of share-based
compensation plans
The Company complies with the UK Listing Rules published by the Financial Conduct Authority (FCA), which require shareholder approval for the adoption of share-based compensation plans which are either long-term incentive plans in which one or more Directors can participate or plans which involve or may involve the issue of new shares or the transfer of treasury shares. Under the FCA rules, such plans cannot be changed to the advantage of participants without shareholder approval, except for certain minor amendments, such as to benefit the administration of the plan or to take account of tax benefits. The rules on the requirements to seek shareholder approval for share-based compensation plans, including those in respect of material revisions to such plans, may deviate from the NYSE listing standards.
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
Appointment and retirement of Directors
The Company's Articles, the Corporate Governance Code and the Companies Act 2006 govern the appointment and retirement of Directors. Board membership and biographical details of the Directors are provided on pages 140-145. However, Directors follow the direction laid out in the Corporate Governance Code and stand for re-election annually.
Articles of Association
The Company's Articles were adopted on May 23, 2023. The Articles may only be amended by a special resolution of the shareholders in a general meeting. A full version of the Company's Articles can be found at shell.com/investors.
The following summarises certain provisions of the Articles [A] and of the applicable corporate legislation, including the CA 2006 (the legislation). This summary is qualified in its entirety by reference to the Articles and the CA 2006. The information provided under this section is applicable to the Articles, which were in effect during the 2025 financial year to which this Report relates.
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

203	Shell	Form 20-F 2025

Governance | Other Regulatory and Statutory Information continued
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

204	Shell	Form 20-F 2025

Governance | Other Regulatory and Statutory Information continued
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
Under the legislation, dividends are payable only out of profits available for distribution, as determined in accordance with the CA 2006 and under IFRS. Subject to the CA 2006, if the Directors consider that the Company's financial position justifies the payment of a dividend, the Company can pay a fixed or other dividend on any class of shares on the dates prescribed for the payments of those dividends and pay interim dividends on shares of any class of any amounts and on any dates and for any periods which it decides. Shareholders can declare dividends in accordance with the rights of shareholders by passing an ordinary resolution, although such dividends cannot exceed the amount recommended by the Board.
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
And for these purposes the Directors can decide that different means of payment will apply to different shareholders or groups of shareholders.

205	Shell	Form 20-F 2025

Governance | Other Regulatory and Statutory Information continued
If: (i) a shareholder (or all joint shareholders) does not specify an address, or does not specify an account of a type prescribed by the Directors, or does not specify other details, and in each case that information is necessary in order to make a payment of a dividend or other money in the way in which, under the Article, the directors have decided that the payment is to be made or by which the shareholder (or all joint shareholders) has validly elected to receive the payment; or (ii) payment cannot be made by the company using the information provided by the shareholder (or all joint shareholders), then the dividend or other money will be treated as unclaimed for the purposes of these articles.
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
Description of dividend access mechanism
The "Shell" Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited (Shell Transport), and BG Group plc, now BG Group Limited (BG), have each issued a dividend access share to Computershare Trustees (Jersey) Limited as Trustee. Pursuant to a declaration of trust, the Trustee will hold any dividends paid in respect of the dividend access shares on trust for the holders of B shares and will arrange for prompt disbursement of such dividends to such holders. Interest and other income earned on unclaimed dividends will be for the account of Shell Transport and BG, and any dividends which are unclaimed after 6 years will unconditionally revert to Shell Transport and BG, respectively, as appropriate. Holders of B shares will not have any interest in either dividend access share and will not have any rights against Shell Transport and BG as issuers of the dividend access shares. The only assets held on trust for the benefit of these holders will be dividends paid to the Trustee in respect of the dividend access shares.
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

206	Shell	Form 20-F 2025

Governance | Other Regulatory and Statutory Information continued
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
Pre-emption rights
Subject to the CA 2006 and the UK Listing Rules published by the UK's FCA, any equity securities allotted by the Company for cash must first be offered to shareholders in proportion to their holdings. The CA 2006 and the UK Listing Rules allow for the disapplication of pre-emption rights which may be waived by a special resolution of the shareholders, either generally or specifically.
Voting
Subject to applicable law and the Articles, the ordinary shares have voting rights on all matters that are subject to shareholder approval including the election of directors. Currently, the voting rights of each ordinary share carry one vote at a general meeting of the Company.
Major shareholders have no differing voting rights.
Changing the rights attached to the shares
The CA 2006 provides that the Articles can be amended by a special resolution.
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
Disputes between a shareholder or American Depositary Share (ADS) holder and Shell plc, any subsidiary, Director or professional service provider
The Articles generally require that, except as noted below, all disputes: (i) between a shareholder in such capacity and the Company and/or its Directors, arising out of or in connection with the Articles or otherwise; (ii) so far as permitted by law, between the Company and any of its Directors in their capacities as such or as the Company's employees, including all claims made by the Company or on behalf of the Company against any or all of its Directors; (iii) between a shareholder in such capacity and the Company's professional service providers (which could include the Company's auditors, legal counsel, bankers and ADS depositaries); and/or (iv) between the Company and its professional service providers arising in connection with any claim within the scope of (iii) above, shall be exclusively and finally resolved by arbitration under the Rules of Arbitration of the International Chamber of Commerce (ICC), as amended from time to time. This would include all disputes arising under UK, Dutch or US law (including securities laws), or under any other law, between parties covered by the arbitration provision. Accordingly, the ability of shareholders to obtain monetary or other relief, including in respect of securities law claims, may be determined in accordance with these provisions, and the ability of shareholders to obtain monetary or other relief may therefore be limited and their cost of seeking and obtaining recoveries in a dispute may be higher than otherwise would be the case.
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

207	Shell	Form 20-F 2025

Governance | Other Regulatory and Statutory Information continued
Pursuant to the exclusive jurisdiction provision in the Articles, if a court or other competent authority in any jurisdiction determines that the arbitration requirement described above is invalid or unenforceable in relation to any particular dispute in that jurisdiction, then that dispute can only be brought in the courts of England and Wales, as is the case with any derivative claim brought under the CA 2006. The governing law of the Articles is the substantive law of England.
Disputes relating to the Company's failure or alleged failure to pay all or part of a dividend which has been announced and which has fallen due for payment will not be subject to the arbitration and exclusive jurisdiction provisions of the Articles. Any derivative claim brought under the CA 2006 will not be subject to the arbitration provisions of the Articles.
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
Pursuant to the exclusive jurisdiction provision in the Articles, if a court or other competent authority in any jurisdiction determines that the arbitration requirement described above is invalid or unenforceable in relation to any particular dispute in that jurisdiction, then that dispute may only be brought in the courts of England and Wales, as is the case with any derivative claim brought under the CA 2006. The governing law of the Articles is the substantive law of England.

208	Shell	Form 20-F 2025

Governance | Other Regulatory and Statutory Information continued
Disputes relating to the Company's failure or alleged failure to pay all or part of a dividend which has been announced and which has fallen due for payment will not be subject to the arbitration and exclusive jurisdiction provisions of the Articles. Any derivative claim brought under the CA 2006 will not be subject to the arbitration provisions of the Articles.
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
Additionally, shareholders may submit resolutions in accordance with Section 338 of the CA 2006.
Directors have the power to convene a general meeting of shareholders at any time. In addition, Directors are required to call a general meeting once requests to do so have been received by the Company from shareholders representing at least 5% of such paid-up capital of the Company as carries voting rights at general meetings of the Company (excluding any paid-up capital held as treasury shares) pursuant to Section 303 of the CA 2006. A request for a general meeting must state the general nature of the business to be dealt with at the meeting and must be authenticated by the requesting shareholders. If Directors fail to call such a meeting within 21 days from receipt of such requests, and on a date not more than 28 days after the date of the notice convening the meeting, the shareholders that requested the general meeting, or any of them representing more than half of the total voting rights of all shareholders that requested the meeting, may themselves convene a general meeting which must be called for a date not more than three months after the date upon which the Directors became subject to the requirement to call a general meeting. Any such meeting must be convened in the same manner, as nearly as possible, as that in which meetings are required to be convened by the Directors of the Company.
Under the CA 2006, the Company is required to give at least 21 clear days' notice of any AGM or, except where the conditions in Section 307A of the CA 2006 apply, any other general meeting of the Company. In addition, the Company complies with the Financial Reporting Council guidance which currently states that notices of AGMs should be sent to shareholders at least 20 working days before the meeting.
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
[A]For this purpose "persons" includes companies, natural persons, legal persons and partnerships.
As noted in the Articles, Section 793 of the CA 2006 governs the Company's right to investigate who has an interest in its shares. Under that section, a public company may give notice to any person it knows or has reasonable cause to believe is, or was at any time in the preceding three years, interested in its shares in order to obtain certain information about that interest.
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

209	Shell	Form 20-F 2025

Governance | Other Regulatory and Statutory Information continued
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

210	Shell	Form 20-F 2025

Financial Statements and Supplements

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Shell plc
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Shell plc (Shell or the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "Consolidated Financial Statements"). In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 11, 2026, expressed an unqualified opinion thereon.
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

Impairment assessment of Property, plant & equipment (PP&E) and Joint ventures and associates (JVAs)
Description of the matter
As described in Notes 12 and 14 to the Consolidated Financial Statements, at December 31, 2025, Shell recognised $100.6 billion of production assets, $51.5 billion of manufacturing, supply and distribution assets (collectively, PP&E) and $27.8 billion of net assets in JVAs. As disclosed in Notes 13 and 14, in 2025, Shell recognised $0.9 billion, $0.7 billion and $0.6 billion of impairment losses relating to exploration and production assets, manufacturing, supply and distribution assets and JVAs, respectively.
As described in Note 2 to the Consolidated Financial Statements, to determine whether impairment of assets has occurred, and the extent of any impairment loss or its reversal, assumptions used by management in estimating risk-adjusted future cash flows for value in use measures, include, future oil and gas prices, future product margins, particularly refining and chemical margins, expected production volumes and the weighted average cost of capital (WACC).
Auditing management's indicators of impairment assessments for PP&E and JVAs was subjective and involved complex auditor judgment, because of the sensitivity of the assessments to the above-mentioned assumptions and because the assumptions are forward-looking and require estimation, which can be affected by future economic and market conditions and are increasingly uncertain because of matters related to climate change and the energy transition.

How we addressed the matter in our audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over Shell's asset impairment process. For example, we evaluated the design and tested the controls over management's determination of future oil and gas prices and refining and chemical margins.
To test management's indicators of impairment assessments, we have identified those assumptions most sensitive to change, where such change could result in indicators of impairment that would generate material impairments or impairment reversals. Together with our valuation specialists, we assessed management's assumptions regarding future oil and gas prices, by and amongst other procedures, comparing them to our independently developed reasonable range of forecasts, based on consensus analysts' and market forecasts and those adopted by other international oil companies. To evaluate the impact of climate change and the energy transition on management's assumptions regarding future oil and gas prices, we compared Shell's oil and gas price scenarios to the IEA's Net Zero Emissions 2050 and to the IEA's Current Pledges Scenario price assumptions.
Together with our valuation specialists and amongst other procedures, we evaluated the reasonableness of management's refining and chemical margin assumptions, by comparing these to external independent forecasts and ranges we developed through our own statistical analyses.

211	Shell	Form 20-F 2025

Financial Statements and Supplements | Report of Independent Registered Public Accounting Firm continued

Impairment assessment of Property, plant & equipment (PP&E) and Joint ventures and associates (JVAs) continued
How we addressed the matter in our audit (continued)
To evaluate the reasonableness of management's production volume assumptions, we involved professionals with experience of auditing oil and gas reserves, to compare Shell's reserves and resources estimation methods and policies against relevant regulator and other technical guidelines and assessed how these methods and policies had been applied to those assets we selected for testing. We also involved a reservoir engineer from our firm, to assist in assessing significant changes in production profiles for certain assets. Other procedures we performed, included, comparing the production volumes related forecasts used in the impairment indicators assessments, with management's approved reserves and resources estimates and performing look-back analyses, to assess the accuracy of management's historical estimated production volumes versus actual production volumes.
To assess management's WACC assumption, we involved our valuations specialists, to independently calculate our own range for Shell's WACC and compared this to Shell's calculation.

Valuation of certain commodity derivatives
Description of the matter
As described in Note 8 of the Consolidated Financial Statements, for the year ended December 31, 2025, Shell recognised $9.5 billion of revenue related to fair value accounting of commodity derivatives. As set out in Note 26, these commodity derivatives also represented fair value assets and liabilities of $8.8 billion and $5.3 billion, respectively.
As set out in Note 2, the fair values of certain commodity derivatives cannot be derived in their entirety from quoted market prices or other observable inputs and instead are determined using valuation techniques that estimate market-based assumptions relevant to the asset or liability, using more than an insignificant proportion of unobservable inputs. For such contracts, where publicly available information is not available, fair value estimations made by management, were generally determined using models and other valuation methods.
Auditing the fair value accounting for the above-described commodity derivatives was challenging, due to the complex auditor judgement needed to assess the reasonableness of the unobservable inputs used by management in their valuations, particularly as it pertains to the future prices, volumes and volatility assumptions.

How we addressed the matter in our audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of Shell's controls for determining the fair value of commodity derivatives, where the valuation used more than an insignificant proportion of unobservable inputs. For example, we tested controls over the review of pricing curves and the determination of volumes and volatility assumptions.
We involved EY valuation specialists to assist us and utilised team members with significant experience of auditing large commodity trading organisations, in testing management's valuations of contracts that were accounted for as commodity derivatives using more than an insignificant proportion of unobservable inputs. Our procedures included, for the contracts we selected for testing, assessing the reasonableness of Shell's valuation methodology against market practice, analysing whether a consistent framework was applied across the portfolio of such commodity derivatives and testing management's future prices, volumes and volatility assumptions against our own independent assessments.

/s/Ernst & Young LLP
We have served as the Company's auditor since 2016.
London, United Kingdom
March 11, 2026

212	Shell	Form 20-F 2025

Financial Statements and Supplements | Report of Independent Registered Public Accounting Firm continued
To the shareholders and Board of Directors of Shell plc
Opinion on Internal Control over Financial Reporting
We have audited Shell plc's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Shell plc (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Consolidated Financial Statements of the Company, and our report dated March 11, 2026, expressed an unqualified opinion thereon.
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

/s/Ernst & Young LLP

We have served as the Company's auditor since 2016.
London, United Kingdom
March 11, 2026

213	Shell	Form 20-F 2025

Financial Statements and Supplements | Consolidated Financial Statements
Consolidated Statement of Income
for the year ended December 31, 2025

	$ million
	Notes	2025	2024	2023
Revenue	8	266,886	284,312	316,620
Share of profit of joint ventures and associates	14	1,618	2,993	3,725
Interest and other income	9	5,227	1,724	2,838
Total revenue and other income		273,731	289,029	323,183
Purchases		177,194	188,120	212,883
Production and manufacturing expenses	7	21,898	23,379	25,240
Selling, distribution and administrative expenses	7	12,607	12,439	13,433
Research and development	7	1,170	1,099	1,287
Exploration	7	1,136	2,411	1,750
Depreciation, depletion and amortisation	7	25,299	26,872	31,290
Interest expense	10	4,671	4,787	4,673
Total expenditure		243,975	259,107	290,556
Income before taxation		29,756	29,922	32,627
Taxation charge	23	11,637	13,401	12,991
Income for the period	7	18,119	16,521	19,636
Income attributable to non-controlling interest		282	427	277
Income attributable to Shell plc shareholders		17,837	16,094	19,359
Basic earnings per share ($)	31	3.03	2.55	2.88
Diluted earnings per share ($)	31	3.00	2.53	2.85

Consolidated Statement of Comprehensive Income
for the year ended December 31, 2025

	$ million
	Notes	2025	2024	2023
Income for the period	7	18,119	16,521	19,636
Other comprehensive income/(loss) net of tax
Items that may be reclassified to income in later periods:
Currency translation differences	29	5,917	(3,248)	1,397
Debt instruments remeasurements	29	24	5	41
Cash flow hedging (losses)/gains	29	(199)	216	71
Net investment hedging gains/(losses)	29	16	—	(44)
Deferred cost of hedging	29	(32)	(73)	(148)
Share of other comprehensive income/(loss) of joint ventures and associates	14	165	(118)	18
Total		5,891	(3,218)	1,335
Items that are not reclassified to income in later periods:
Retirement benefits remeasurements	29	(4,156)	1,407	(1,083)
Equity instruments remeasurements	29	(41)	28	(99)
Share of other comprehensive (loss)/income of joint ventures and associates	14	(34)	47	(201)
Total		(4,231)	1,482	(1,383)
Other comprehensive income/(loss) for the period		1,660	(1,736)	(48)
Comprehensive income for the period		19,779	14,785	19,588
Comprehensive income attributable to non-controlling interest		475	406	312
Comprehensive income attributable to Shell plc shareholders		19,304	14,379	19,276

214	Shell	Form 20-F 2025

Financial Statements and Supplements | Consolidated Financial Statements
Consolidated Balance Sheet
as at December 31, 2025

	$ million
	Notes	Dec 31, 2025	Dec 31, 2024
Assets
Non-current assets
Goodwill	11	15,662	16,032
Other intangible assets	11	11,010	9,480
Property, plant and equipment	12	185,077	185,219
Joint ventures and associates	14	27,775	23,445
Investments in securities	15	1,557	2,255
Deferred tax	23	8,173	6,857
Retirement benefits	24	5,052	10,003
Trade and other receivables	16	8,252	6,018
Derivative financial instruments	26	619	374
		263,177	259,683
Current assets
Inventories	17	22,216	23,426
Trade and other receivables	16	44,597	45,860
Derivative financial instruments	26	9,114	9,673
Cash and cash equivalents	18	30,216	39,110
		106,143	118,069
Assets classified as held for sale	19	1,030	9,857
		107,173	127,926
Total assets		370,350	387,609
Liabilities
Non-current liabilities
Debt	21	66,515	65,448
Trade and other payables	20	4,463	3,290
Derivative financial instruments	26	1,108	2,185
Deferred tax	23	11,983	13,505
Retirement benefits	24	7,136	6,752
Decommissioning and other provisions	25	21,411	21,227
		112,616	112,407
Current liabilities
Debt	21	9,128	11,630
Trade and other payables	20	57,770	60,693
Derivative financial instruments	26	5,664	7,391
Income taxes payable	23	3,149	4,648
Decommissioning and other provisions	25	5,884	4,469
		81,595	88,831
Liabilities directly associated with assets classified as held for sale	19	820	6,203
		82,415	95,034
Total liabilities		195,031	207,441

Equity
Share capital	27	477	510
Shares held in trust		(847)	(803)
Other reserves	29	21,234	19,766
Retained earnings		153,528	158,834
Equity attributable to Shell plc shareholders		174,392	178,307
Non-controlling interest		927	1,861
Total equity		175,319	180,168
Total liabilities and equity		370,350	387,609
Signed on behalf of the Board

/s/ Sinead Gorman
Sinead Gorman
Chief Financial Officer
March 11, 2026

215	Shell	Form 20-F 2025

Financial Statements and Supplements | Consolidated Financial Statements
Consolidated Statement of Changes in Equity
for the year ended December 31, 2025

							$ million
	Equity attributable to Shell plc shareholders
	Share capital (see Note 27)	Shares held in trust	Other reserves (see Note 29)	Retained earnings	Total	Non- controlling interest [C]	Total equity
At January 1, 2025	510	(803)	19,766	158,834	178,307	1,861	180,168
Comprehensive income for the period	—	—	1,467	17,837	19,304	475	19,779
Transfer from other comprehensive income	—	—	26	(26)	—	—	—
Dividends (see Note 30) [A]	—	—	—	(8,472)	(8,472)	(147)	(8,619)
Repurchases of shares [B]	(33)	—	33	(14,070)	(14,070)	—	(14,070)
Share-based compensation	—	(44)	(58)	(396)	(498)	—	(498)
Other changes	—	—	—	(179)	(179)	(1,262)	(1,441)
At December 31, 2025	477	(847)	21,234	153,528	174,392	927	175,319
At January 1, 2024	544	(997)	21,145	165,915	186,607	1,755	188,362
Comprehensive income for the period	—	—	(1,715)	16,094	14,379	406	14,785
Transfer from other comprehensive income	—	—	193	(193)	—	—	—
Dividends (see Note 30) [A]	—	—	—	(8,668)	(8,668)	(308)	(8,976)
Repurchases of shares	(34)	—	34	(14,057)	(14,057)	—	(14,057)
Share-based compensation	—	194	109	(354)	(51)	—	(51)
Other changes	—	—	—	97	97	8	105
December 31, 2024	510	(803)	19,766	158,834	178,307	1,861	180,168
At January 1, 2023	584	(726)	21,132	169,482	190,472	2,125	192,597
Comprehensive income for the period	—	—	(83)	19,359	19,276	312	19,588
Transfer from other comprehensive income	—	—	(112)	112	—	—	—
Dividends (see Note 30) [A]	—	—	—	(8,389)	(8,389)	(764)	(9,153)
Repurchases of shares	(40)	—	40	(14,571)	(14,571)	—	(14,571)
Share-based compensation	—	(271)	168	(85)	(188)	—	(188)
Other changes	—	—	—	7	7	82	89
At December 31, 2023	544	(997)	21,145	165,915	186,607	1,755	188,362
[A]The amount charged to retained earnings is based on prevailing exchange rates on the payment date.
[B]Includes shares committed to repurchase under irrevocable contracts and repurchases subject to settlement at the end of the year. (See Note 27).
[C]The decrease in non-controlling interest since December 31, 2024, is mainly attributable to the completion of the swap of Shell's remaining 10% mining interest in exchange for an additional 10% interest in the Scotford upgrader and Quest Carbon Capture (CCS) facility, in 2025.

216	Shell	Form 20-F 2025

Financial Statements and Supplements | Consolidated Financial Statements
Consolidated Statement of Cash Flows
for the year ended December 31, 2025

	$ million
	Notes	2025	2024	2023
Income before taxation for the period		29,756	29,922	32,627
Adjustment for:
Interest expense (net)		2,714	2,415	2,360
Depreciation, depletion and amortisation		25,299	26,872	31,290
Exploration well write-offs	12	377	1,622	868
Net (gains)/losses on sale and revaluation of non-current assets and businesses		(3,190)	288	(246)
Share of profit of joint ventures and associates		(1,618)	(2,993)	(3,725)
Dividends received from joint ventures and associates		4,572	3,632	3,674
Decrease in inventories		1,916	1,273	6,325
Decrease in current receivables		2,240	6,578	12,401
Decrease in current payables		(5,959)	(5,789)	(11,581)
Derivative financial instruments		(98)	2,484	(5,723)
Retirement benefits		(341)	(326)	(37)
Decommissioning and other provisions		(1,385)	(828)	220
Other		218	1,539	(550)
Tax paid		(11,638)	(12,002)	(13,712)
Cash flow from operating activities		42,863	54,687	54,191
Cash capital expenditure		(20,915)	(21,085)	(24,392)
Capital expenditure	7	(18,947)	(19,601)	(22,993)
Investments in joint ventures and associates	7	(1,886)	(1,404)	(1,202)
Investments in equity securities	7	(82)	(80)	(197)
Proceeds from sale of property, plant and equipment and businesses		1,148	1,621	2,565
Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans		1,205	590	474
Proceeds from sale of equity securities		33	582	51
Interest received		1,956	2,399	2,124
Other investing cash inflows		2,625	4,576	4,269
Other investing cash outflows		(2,863)	(3,838)	(2,825)
Cash flow from investing activities		(16,811)	(15,155)	(17,734)
Net decrease in debt with maturity period within three months		(262)	(310)	(211)
Other debt:
New borrowings		2,920	363	1,029
Repayments		(11,806)	(9,672)	(10,650)
Interest paid		(4,104)	(4,557)	(4,441)
Derivative financial instruments		1,256	(594)	723
Change in non-controlling interest		(18)	(15)	(22)
Cash dividends paid to:
Shell plc shareholders		(8,472)	(8,668)	(8,393)
Non-controlling interest		(147)	(295)	(764)
Repurchases of shares		(13,879)	(13,898)	(14,617)
Shares held in trust: net purchases and dividends received		(1,300)	(789)	(889)
Cash flow from financing activities		(35,812)	(38,435)	(38,235)
Effects of exchange rate changes on cash and cash equivalents		866	(761)	306
(Decrease)/increase in cash and cash equivalents		(8,894)	336	(1,472)
Cash and cash equivalents at beginning of year		39,110	38,774	40,246
Cash and cash equivalents at end of year	18	30,216	39,110	38,774

217	Shell	Form 20-F 2025

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
The Consolidated Financial Statements were approved and authorised for issue by the Board of Directors on March 11, 2026.
Going concern
These Consolidated Financial Statements have been prepared on the going concern basis of accounting. In assessing the appropriateness of the going concern assumption over the period to June 30, 2027 (the "going concern period"), management has stress-tested Shell's most recent financial projections to incorporate a range of potential future outcomes by considering Shell's principal risks, potential downside pressures on commodity prices and long-term demand, and cash preservation measures, including reduced future cash capital expenditure and shareholder distributions. This assessment confirmed that Shell has adequate cash, other liquid resources and undrawn credit facilities to enable it to meet its obligations as they fall due in order to continue its operations during the going concern period. Therefore, the Directors consider it appropriate to continue to adopt the going concern basis of accounting in preparing the audited Consolidated Financial Statements.

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
Nature of the Consolidated Financial Statements
The Consolidated Financial Statements are presented in US dollars (dollars) and comprise the financial statements of the Company and its subsidiaries, being those entities over which the Company has control, either directly or indirectly, through exposure or rights to their variable returns and the ability to affect those returns through its power over the entities. Information about subsidiaries at December 31, 2025, can be found in "Exhibit 8.1: Significant subsidiaries and other related undertakings (audited)".
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

218	Shell	Form 20-F 2025

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
On consolidation, assets and liabilities of non-dollar entities are translated to dollars at year-end rates of exchange, while their statements of income, other comprehensive income and cash flows are translated at monthly average rates. The resulting translation differences are recognised as currency translation differences within other comprehensive income. Upon sale of all or part of an interest in, or upon liquidation of, a foreign operation, the appropriate portion of cumulative currency translation differences related to that entity is generally recognised in income.
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
Revenue is recognised when control of the products has been transferred to the customer. For sales by Integrated Gas and Upstream operations, this generally occurs when the product is physically transferred into a vessel, pipe or other delivery mechanism; for sales by refining operations, it is either when the product is placed on board a vessel or offloaded from the vessel, depending on the contractually agreed terms; and for sales of oil products and chemicals, it is either at the point of delivery or the point of receipt, depending on contractual conditions.
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
Property, plant and equipment comprise assets owned by Shell, assets held by Shell under lease contracts and assets operated by Shell as contractor in PSCs. They include rights and concessions in respect of properties with proved reserves ("proved properties") and with no proved reserves ("unproved properties"). Property, plant and equipment, including expenditure on major inspections, and intangible assets are initially recognised in the Consolidated Balance Sheet at cost where it is probable that they will generate future economic benefits. This includes capitalisation of decommissioning and restoration costs associated with provisions for asset retirement (see "provisions"), certain development costs (see "research and development") and the effects of associated cash flow hedges (see "financial instruments") as applicable. Interest is capitalised as an increase in property, plant and equipment on major capital projects during construction. The accounting for exploration costs is described separately (see "exploration costs"). Intangible assets other than goodwill include acquired liquefied natural gas (LNG)
off-take and sales contracts, environmental certificates, power purchase agreements, software costs, retail customer relationships and trademarks.
Property, plant and equipment and intangible assets other than goodwill are subsequently carried at cost less accumulated depreciation, depletion and amortisation (including any impairment). Gains and losses on sale are determined by comparing the proceeds with the carrying amounts of assets sold and are recognised in the Consolidated Statement of Income, within interest and other income.

219	Shell	Form 20-F 2025

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
Depreciation, depletion and amortisation
Property, plant and equipment related to hydrocarbon production activities are in principle depreciated on a unit-of-production basis over the proved developed reserves of the field concerned, other than assets whose useful lives differ from the lifetime of the field, which are depreciated on a straight-line basis over the asset's useful life. For certain Integrated Gas and Upstream assets, the use of proved developed reserves, which are determined using the Securities and Exchange Commission (SEC) mandated yearly average oil and gas prices, could result in depreciation charges for these assets which do not reflect the pattern in which their future economic benefits are expected to be consumed as, for example, it may result in assets with long-term expected lives having accelerated depreciation or being fully depreciated within one year. Therefore, in these instances, other approaches are applied to determine a reserves base for the purpose of calculating depreciation, such as using management's expectations of future oil and gas prices rather than yearly average prices and using total proved reserves to provide a phasing of periodic depreciation charges that more appropriately reflects the expected utilisation of the assets concerned. (See Note 12).
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
Impairment
Intangible assets other than goodwill and assets other than unproved properties (see "Exploration costs") are tested for impairment whenever events or changes in circumstances indicate that the carrying amounts for those assets may not be recoverable. If such indicators exist, the asset is tested to determine whether its carrying amount exceeds its recoverable amount. A write-down is recognised only when the carrying amount is greater than the recoverable amount, which is the higher of fair value less costs of disposal (see "Fair value measurements") and value in use.
Value in use is determined as the amount of estimated risk-adjusted discounted future cash flows. For this purpose, assets are grouped into cash-generating units based on separately identifiable and largely independent cash inflows. Estimates of future cash flows used in the evaluation of impairment of assets are made using management's forecasts of commodity prices, market supply and demand, potential costs associated with operational greenhouse gas (GHG) emissions, mainly related to CO2, and forecast product, refining and chemical margins. In addition, management takes into consideration the expected useful lives of the manufacturing facilities, exploration and production assets, and expected production volumes. The latter takes into account assessments of field and reservoir performance and includes expectations about both proved reserves and volumes that are expected to constitute proved reserves in the future (unproved volumes), which are risk-weighted utilising geological, production, recovery and economic projections. Cash flow projections are based on management's most recent Operating Plan that represents management's best estimate and are risked as appropriate. The discount rate is based on a nominal post-tax weighted average cost of capital (WACC). Using a post-tax discount rate to calculate value in use does not result in a materially different outcome than using a pre-tax discount rate. (See Note 13).
Impairments are reversed as applicable to the extent that the events or circumstances that triggered the original impairment have changed.
Impairment losses and reversals are reported within depreciation, depletion and amortisation.
Upon classification of an asset as held for sale, the carrying amount is impaired if this exceeds the fair value less costs to sell.

220	Shell	Form 20-F 2025

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
Information about the carrying amounts of exploration and production assets and the amounts charged to the Consolidated Statement of Income, including depreciation, depletion and amortisation and the quantitative impact of the use of an alternative reserves base, when relevant, is presented in Note 12.
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
The discount rate, future commodity prices and chemicals and refining margins used in impairment testing provide a source of estimation uncertainty as referred to in paragraph 125 of IAS 1 Presentation of Financial Statements (IAS 1.125).
Information about the carrying amounts of assets and impairments and their sensitivity to changes in significant estimates is presented in Note 13.

221	Shell	Form 20-F 2025

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
At the commencement of a lease, a lease liability and a corresponding right-of-use asset are recognised, unless the lease term is 12 months or less. The commencement date of a lease is the date on which the underlying asset is made available for use. The lease liability is measured at an amount equal to the present value of the lease payments during the lease term that are not paid at that date. This includes contingent rentals and variable lease payments that depend on an index, rate, or where they are fixed payments in substance. The lease liability is remeasured when the contractual cash flows of variable lease payments change due to a change in an index or rate, or when the lease term changes following a reassessment.
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
In general, a corresponding right-of-use asset is recognised for an amount equal to each lease liability, adjusted by the amount of any pre-paid lease payment relating to the specific lease contract. The depreciation of right-of-use assets is recognised in the Consolidated Statement of Income unless capitalised as exploration drilling cost (see "exploration cost") or capitalised when the right-of-use asset is used to construct another asset.
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

222	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
2. Material accounting policies, judgements and estimates continued
Joint arrangements and associates
Arrangements under which Shell has contractually agreed to share control (see "Nature of the Consolidated Financial Statements" for the definition of control) with another party or parties are joint ventures where the parties have rights to the net assets of the arrangement, or joint operations where the parties have rights to the assets and obligations for the liabilities relating to the arrangement. Investments in entities over which Shell has significant influence but neither control nor joint control are classified as associates. Information about incorporated joint arrangements and associates at December 31, 2025, can be found in "Exhibit 8.1: Significant subsidiaries and other related undertakings (audited)".
Investments in joint ventures and associates are accounted for using the equity method, under which the investment is initially recognised at cost and subsequently adjusted for the Shell share of post-acquisition income less dividends received and the Shell share of other comprehensive income and other movements in equity, together with any loans of a long-term investment nature. Where necessary, adjustments are made to the financial statements of joint ventures and associates to bring the accounting policies used into line with those of Shell. In an exchange of assets and liabilities for an interest in a joint venture, any excess of the fair value of the retained interest over the pre-exchange carrying amounts of the assets and liabilities transferred are recognised in the Consolidated Statement of Income. Unrealised gains on other transactions between Shell and its joint ventures and associates are eliminated to the extent of Shell's interest in them; unrealised losses are treated similarly but may also result in an assessment of whether the asset transferred is impaired.
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
Deferred tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Balance Sheet and on unused tax losses and credits carried forward.
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
Income tax receivables and payables as well as deferred tax assets and liabilities include provisions for uncertain income tax positions or treatments.
Income taxes are recognised in income except when they relate to items recognised in other comprehensive income, in which case the tax is recognised in other comprehensive income. Income tax assets and liabilities are presented separately in the Consolidated Balance Sheet except where there is a right of offset within fiscal jurisdictions and an intention to settle such balances on a net basis.

Judgements and estimates
Tax liabilities are recognised when it is probable that there will be a future outflow of funds to a taxing authority. In such cases, a provision is made for the amount expected to be settled, provided it can be reasonably estimated. Provisions for uncertain income tax positions or treatments are measured at the most likely amount or by the expected value method, depending on which method better predicts the resolution of the uncertainty. Generally, uncertain tax treatments are assessed on an individual basis unless they are expected to be settled collectively. It is assumed that taxing authorities will examine positions taken if they have the right to do so and have full knowledge of the relevant information. Changes in estimates regarding the likelihood of a future outflow of funds or the expected amount to be settled are recognised in the Consolidated Statement of Income in the period in which the change occurs. This requires the application of judgement, which can change over time depending on new facts and circumstances. Judgements primarily relate to transfer pricing, including inter-company financing, interpretation of PSCs, deductible expenditure for tax purposes, and taxation arising from disposal.

223	Shell	Form 20-F 2025

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
Provisions for decommissioning and restoration costs, which arise principally in connection with hydrocarbon production facilities, oil products manufacturing facilities and pipelines, are measured on the basis of current legal requirements, technology and price levels; the present value is calculated using amounts discounted over the useful economic life of the assets. The liability is recognised (together with a corresponding amount as part of the related property, plant and equipment) once a legal or constructive obligation arises to dismantle an item of property, plant and equipment and to restore the site on which it is located and when a reasonable estimate can be made. The effects of changes resulting from revisions to the timing or the amount of the original estimate of the provision are reflected on a prospective basis, generally by adjustment to the carrying amount of the related property, plant and equipment. However, where there is no related asset, or the change reduces the carrying amount to nil, the effect, or the amount in excess of the reduction in the related asset to nil, is recognised in income.
Shell reviews its energy and chemicals parks on a regular basis to determine whether any changes in assumptions, including expected life, trigger the need to recognise a provision for decommissioning and restoration.

224	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
2. Material accounting policies, judgements and estimates continued
Redundancy provisions are recognised when a detailed formal restructuring plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs and an appropriate timeline, and the employees affected have been notified of the plan's main features.
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

Estimates
Estimates of provisions for future decommissioning and restoration costs are recognised and based on current legal and constructive obligations, technology and price levels. Because actual cash outflows can differ from estimates due to changes in laws, regulations, public expectations, technology, prices and conditions, and can take place many years in the future, the carrying amounts of provisions are regularly reviewed and adjusted to take account of such changes.
Significant estimate
The discount rate applied to reflect the time value of money in the carrying amount of provisions requires estimation. The discount rate used in the calculation of provisions is the pre-tax rate that reflects current market assessments of the time value of money. Generally, the market assessments of the time value of money are reflected in the risk-free rate, and given the long-term investment nature of the oil and gas industry, Shell considers it appropriate to use the 20-year US Treasury bond yield return as the risk-free rate. The discount rate applied is reviewed regularly and adjusted following changes in market rates.
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
Debt instruments are measured at amortised cost, if the objective of the business model is to hold the debt instrument in order to collect contractual cash flows and the contractual terms give rise to cash flows that are solely payments of principal and interest. It is initially recognised at fair value plus or minus transaction costs that are directly attributable to the acquisition or issue of the financial asset. Subsequently, the debt instrument is measured using the effective interest method less any impairment. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired.
All equity instruments and financial assets other than debt instruments are recognised at fair value. For equity instruments, on initial recognition, an irrevocable election (on an instrument-by-instrument basis) can be made to designate these as at fair value through other comprehensive income instead of fair value through profit or loss. Dividends received on equity instruments are recognised as other income in profit or loss when the right of payment has been established, except when Shell benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case such gains are recorded in other comprehensive income.
Investments in securities
Investments in securities ("securities") comprise equity and debt securities. Equity securities are carried at fair value. Generally, unrealised holding gains and losses are recognised in other comprehensive income. On sale, net gains and losses previously accumulated in other comprehensive income are transferred to retained earnings. Debt securities are generally carried at fair value, with unrealised holding gains and losses recognised in other comprehensive income. On sale, net gains and losses previously accumulated in other comprehensive income are recognised in income.
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

225	Shell	Form 20-F 2025

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
Financial liabilities
Financial liabilities are measured at amortised cost, unless they are required to be measured at fair value through profit or loss, such as instruments held for trading, or Shell has opted to measure them at fair value through profit or loss. Debt and trade payables are recognised initially at fair value based on amounts exchanged, net of transaction costs, and subsequently at amortised cost except for fixed rate debt subject to fair value hedging, which is remeasured for the hedged risk (see below). Interest expense on debt is accounted for using the effective interest method, and other than interest capitalised, is recognised in income. For financial liabilities that are measured under the fair value option, the change in the fair value related to own credit risk is recognised in other comprehensive income. The remaining fair value change is recognised at fair value through profit or loss.
Derivative contracts and hedges
Derivative contracts are used in the management of interest rate risk, foreign exchange risk, commodity price risk and foreign currency cash balances. Derivatives that are not closely related to the host contract in terms of economic characteristics and risks, and the host contract of which is not a financial asset, are separated from their host contract and recognised at fair value with the associated gains and losses recognised in income.
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
A change in the fair value of a hedging instrument designated as a fair value hedge is recognised in income, together with the consequential adjustment to the carrying amount of the hedged item. The effective portion of a change in fair value of a derivative contract designated as a cash flow hedge is recognised in other comprehensive income until the hedged transaction occurs; any ineffective portion is recognised in income. Where the hedged item is a non-financial asset or liability, the amount in accumulated other comprehensive income is transferred to the initial carrying amount of the asset or liability (reclassified to the balance sheet); a net investment hedge is accounted for similarly to a cash flow hedge. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognised in other comprehensive income, while any gains or losses relating to the ineffective portion are recognised in the Consolidated Statement of Income. On disposal of the foreign operation, the cumulative value of any such gains or losses recorded in other comprehensive income is reclassified to the Consolidated Statement of Income.
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

226	Shell	Form 20-F 2025

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

Estimate
Where available, fair value measurements are derived from prices quoted in active markets for identical assets or liabilities. In the absence of such information, other observable inputs are used to estimate fair value. Inputs derived from external sources are corroborated or otherwise verified, as appropriate. Where observable market information is not available, fair value is determined using valuation techniques that estimate market-based assumptions relevant to the asset or liability, using more than an insignificant proportion of unobservable inputs. For derivative contracts where publicly available information is not available, fair value estimations are generally determined using models and other valuation methods, the key inputs for which include future prices, volatility, price correlation, volumes, counterparty credit risk and market liquidity, as appropriate; for other assets and liabilities, fair value estimations are generally based on the net present value of expected future cash flows.

Share-based compensation plans
Share-based compensation expense is recognised in income over the vesting period from the grant date, with a corresponding increase directly in equity. From 2025, the principal share-based employee compensation plans are the Performance Share Awards (PSA) and Restricted Share Awards (RSA). The PSA has a three-year performance period and includes market and internal performance conditions; its fair value is estimated using a Monte Carlo model and updated annually for changes in internal conditions. The model projects and averages the results for a range of potential outcomes for the vesting conditions, the principal assumptions for which are the share price volatility and dividend yields for Shell and four of its main competitors using respectively three years and 10 years of historical data. The RSA has a three-year vesting period with no performance conditions and is measured at 100% of the grant-date fair value.
Awards granted under previous plans (Performance Share Plan (PSP) and Long-term Incentive Plan (LTIP)) in 2023 and 2024 at December 31, 2025, remain unvested and continue to be measured using the average Monte Carlo fair values and are recognised in income from the date of grant over the vesting period with a corresponding increase directly in equity. The model projects and averages the results for a range of potential outcomes for the vesting conditions, the principal assumptions for which are the share price volatility and dividend yields for Shell and four of its main competitors using respectively three years and 10 years of historical data.
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
Emission trading schemes
Emission certificates acquired for compliance purposes are initially recognised at cost and classified under intangible assets. In schemes where a cap is set for emissions, the associated emission certificates granted are recognised as intangible assets at fair value on the date of issuance. Where certificates are allocated free of charge, the recognised intangible asset is presented net of the corresponding value of the emissions allowances granted, reflecting a nil cost presentation for such allocations. An emission liability is recognised under other liabilities when actual emissions occur that give rise to an obligation. To the extent the liability is covered by emission certificates held for compliance purposes, the liability is measured with reference to the value of these emission certificates held and for the remaining uncovered portion at market value. The associated expense is presented under "Production and manufacturing expenses". Both the emission certificates and the emission liability are derecognised upon settling the liability with the respective regulator.
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

227	Shell	Form 20-F 2025

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
Consolidated Statement of Income presentation
Purchases reflect all costs related to the acquisition of inventories and the effects of the changes therein, and fair value gains or losses for certain commodity contracts, and include associated costs incurred in conversion into finished or intermediate products. Production and manufacturing expenses are the costs of operating, maintaining and managing production and manufacturing assets. Selling, distribution and administrative expenses include direct and indirect costs of marketing and selling products.

3. Changes to IFRS not yet adopted
IFRS 18 Presentation and Disclosure in Financial Statements ("IFRS 18")
IFRS 18 was issued in April 2024 and will replace IAS 1 Presentation of Financial Statements. IFRS 18 will be effective for reporting periods beginning on or after January 1, 2027. This standard sets out requirements for the presentation and disclosure of information in financial statements, particularly the Consolidated Statement of Income. The standard introduces a defined structure for the Consolidated Statement of Income, additional defined subtotals, new principles for aggregation and disaggregation of information, and it mandates disclosures about management-defined performance measures. It also includes consequential amendments to IAS 7 Statement of Cash Flows, requiring operating profit as the starting point for the indirect method and limiting the classification options for interest and dividends.
IFRS 18 will have no impact on recognition and measurement. From Shell's initial impact assessment, it has concluded that the impact will be limited to disclosure and presentation in the Consolidated Financial Statements. For Shell, the primary change will be the reclassification of income and expenses into the operating, investing and financing categories respectively within the Consolidated Statement of Income. In addition, dividends received from joint ventures and associates will be reclassified in the Consolidated Statement of Cash Flows from cash flow from operating activities to cash flow from investing activities, which will impact Cash flow from operations.

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
Decommissioning and other provisions
Onerous contracts
Dividend resilience
Physical risks

228	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
4. Climate change and energy transition continued
Note 2 Material accounting policies, judgements and estimates describes uncertainties, including those that have the potential to have a material effect on the Consolidated Balance Sheet in the next 12 months. This note describes the key areas of climate impacts that potentially have short-, medium- and longer-term effects on amounts recognised in the Consolidated Balance Sheet at December 31, 2025. Where relevant, this note contains references to other notes to the Consolidated Financial Statements and aims to provide an overarching summary of the potential energy transition impact.
Shell's strategy is to deliver more value with less emissions. Shell's targets include those related to its own operations: halve Scope 1 and 2 emissions on a net basis under operational control by 2030, compared with a 2016 baseline, achieve methane emissions intensity below 0.2% and achieve near-zero methane emissions intensity by 2030. In relation to emissions from the products we sell, Shell has a target to reduce the net carbon intensity of energy products sold by 15-20% by 2030 and 100% by 2050, compared with a 2016 baseline and an ambition, set in March 2024, to reduce customer emissions (Scope 3, Category 11) related to the use of oil products sold by 15-20% by 2030, compared with 2021.[A]
[A]Customer emissions from the use of our oil products (Scope 3, Category 11) were 517 million tonnes carbon dioxide equivalent (CO2e) in 2023 and 569 million tonnes CO2e in 2021.
Financial planning and assumptions
This section provides an overview of key assumptions used for financial planning related to climate change and the energy transition. These assumptions that underpin the amounts recognised in these financial statements -- such as future oil and gas prices, future chemical and refining margins, discount rates, future costs of decommissioning and restoration, carbon emission cost and timing of realisation of deferred tax assets -- take climate change and energy transition into account and are similarly used for impairment testing of carrying values of assets. The areas described focus on those most pertinent to Shell's business and how financial planning and assumptions interact with scenarios. Subsequently, the sensitivity of carrying values to commodity prices, carbon emission costs, chemical and refining margins, discount rates and demand, if different assumptions were applied, is described.
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
Shell's targets — including to reduce absolute Scope 1 and 2 emissions on a net basis [B] by 50% by 2030, compared with a 2016 baseline, and a 15-20% reduction of net carbon intensity [C] by 2030 — have been included in the Operating Plan. The Operating Plan also includes expected costs for evolving carbon regulations (see "Carbon price sensitivities" below) based on a forecast of Shell's equity share of emissions from operated and non-operated assets, also taking into account the estimated impact of free allowances. For impairment testing purposes, key assumptions that underpin the amounts recognised in the Consolidated Balance Sheet, such as future oil and gas prices, refining margins, chemical margins, discount rates, future costs of decommissioning and restoration, carbon emission cost and tax rates, all go beyond the planning horizon in the Operating Plan and do take climate change and the energy transition into account.
[B]Operational control boundary.
[C]GHG emissions based on the energy product sales included in the net carbon intensity (NCI) using equity boundary.
Goodwill, other intangible assets, property, plant and equipment, and joint ventures and associates
The carrying value of goodwill, other intangible assets, property plant and equipment, and joint ventures and associates by segment as at December 31 was as follows:

2025
					$ billion
	Goodwill	Other intangible assets	Property, plant and equipment	Joint ventures and associates	Total
Integrated Gas	5.2	3.7	61.0	7.1	77.0
Upstream	4.7	0.2	60.2	12.0	77.1
Chemicals and Products	0.3	1.0	33.6	4.3	39.2
Marketing	4.4	4.9	21.3	3.1	33.7
Renewables and Energy Solutions	1.1	1.1	7.0	1.2	10.4
Corporate	—	0.1	2.0	0.1	2.2
Total	15.7	11.0	185.1	27.8	239.6

229	Shell	Form 20-F 2025

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
For Integrated Gas and Upstream, sensitivity to commodity prices and carbon prices has been tested (see below) covering the carrying amount of goodwill, other intangible assets, property, plant and equipment, and joint ventures and associates. Sensitivity testing was performed applying alternative price scenarios to the forecasted cash flows for the whole period until the end of life of the asset tested. For Chemicals and Products, sensitivity to chemical margins, refining margins and carbon prices has been tested (see below). Marketing, and Renewables and Energy Solutions are expected to be resilient through the energy transition with limited exposure to stranded assets.
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
Carrying value of Integrated Gas and Upstream assets

Carrying value of Integrated Gas and Upstream assets $ billion as at December 31

Carrying amount of Integrated Gas and Upstream assets

										$ billion
	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Integrated Gas	95	94	91	93	79	75	75	72	74	77
Upstream	136	128	123	119	106	91	88	84	77	77
Total at December 31	231	222	214	212	185	166	163	156	151	154

230	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
4. Climate change and energy transition continued

Carrying value of production assets $ billion as at December 31

Carrying amount of production assets

										$ billion
	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
At December 31	169	154	149	141	125	112	111	105	96	95
Right of use assets				9	7	6	6	6	6	6
Total at December 31	169	154	149	150	132	118	117	111	102	101

Carrying value of exploration and evaluation assets $ billion as at December 31

Carrying amount of exploration and evaluation assets

										$ billion
	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
At December 31	19	19	18	15	9	7	6	5	4	4
Within Integrated Gas and Upstream, the assets potentially most sensitive to the energy transition are production assets and exploration and evaluation assets. Both production assets of $101 billion and exploration and evaluation assets of $4 billion are recognised within Property, plant and equipment within Integrated Gas and Upstream.
Portfolio composition and changes
Since 2016, the carrying value of production assets in Integrated Gas and Upstream decreased from $169 billion as at December 31, 2016, to $101 billion as at December 31, 2025. Over this period, depreciation was higher than additions for each year, and disposals of property, plant and equipment with a carrying value of $31 billion occurred. The carrying value of capitalised exploration and evaluation expenses decreased from $19 billion as at December 31, 2016, to $4 billion at December 31, 2025. This is the result of final investment decisions, reclassifications to production assets and amounts charged to expenses exceeding additions.

231	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
4. Climate change and energy transition continued
Estimated useful life
The energy transition and the pace at which it progresses may impact the remaining life of assets. Integrated Gas and Upstream assets are generally depreciated using a unit-of-production methodology where depreciation generally depends on production of SEC proved reserves (see Note 2). Based on production plans of existing assets, 55%, 8% and 1% of SEC proved reserves as at December 31, 2025, would currently be left by 2030, 2040 and 2050, respectively. Based on the unit-of-production depreciation methodology applied, the carrying value for individual assets are depreciated to nil in the same pattern as the depletion of reserves towards nil. An analysis of Integrated Gas and Upstream production assets of $101 billion as at December 31, 2025, based on planned reserves depletion shows that these assets would be significantly further depreciated under the unit-of-production method by 2030 and nearly fully depreciated by 2050. This provides a further perspective on the risk of stranded assets carried in the Consolidated Balance Sheet as at December 31, 2025.
Price sensitivities using climate pricelines
As noted, in accordance with IFRS, Shell's financial statements are based on reasonable and supportable assumptions that represent management's current best estimate of the range of economic conditions that may exist in the foreseeable future. The mid-price outlook informed by Shell's scenario planning represents management's best estimate. A change of -10% or +10% to the mid-price outlook, as an average percentage over the whole life cycle of assets, would result in around $7-10 billion (2024: $5-9 billion) impairment or $2-5 billion
(2024: $2-5 billion) impairment reversal respectively in Integrated Gas and Upstream (see Note 13).
The energy transition will continue to bring volatility and there is significant uncertainty as to how commodity prices will develop over the next decades. Some pricelines see a structurally lower price during the transition period, while other pricelines see structurally higher commodity prices as a result of changes in supply and demand. As the risk of stranded assets is prevalent with downside price risk in energy transition scenarios, sensitivities have only been undertaken for such downside scenarios. If different price outlooks from external and often normative climate change scenarios were used, this would impact the recoverability of certain assets recognised in the Consolidated Balance Sheet as at December 31, 2025. These external scenarios are not representative of management's mid-price reasonable best estimate.
Sensitivity of carrying value to commodity prices described below is under the assumption that all other factors in the models used, such as cost levels, volumes, mid-price CO2 assumptions and the discount rate, to calculate recoverability of carrying value remain unchanged. Sensitivity testing has been performed by applying the alternative commodity price scenarios to cash flows for the whole period until the end of life of the assets tested, which may extend beyond the Operating Plan period. The alternative commodity prices were applied in the local cash flow models and thereafter aggregated by segment. Changes to commodity prices are applied because of the significant impact on Shell's business. It should be noted that a significant decrease in long-term forecasted commodity prices would probably lead to further changes, such as in portfolio choices and cost levels.
Sensitivity to changes in commodity prices in value in use calculations has been tested as follows:
Priceline 1 – Average prices from three 1.5-2°C external climate change scenarios: in view of the broad range of price outlooks across the various scenarios, the average of three external price outlooks was taken.
￮S&P Net-Zero 2050 – under this scenario oil prices (real terms 2025 (RT25)) decrease from $65 per barrel (/b) in 2026 to around $51/b in 2032. From 2033 prices gradually decrease from $48/b towards $44/b in 2035, staying on that level until 2050. Gas prices (RT25) decrease from $4 per million British thermal units (/MMBtu) in 2026 to around $3/MMBtu in 2030, staying on that level until 2042, and gradually increase towards $4/MMBtu until 2050 for Henry Hub. For Europe, prices decrease from $9/MMBtu in 2026 towards around $4/MMBtu in 2031, staying on that level until 2042, with a subsequent increase to some $5/MMBtu until 2050. For Asia, prices decrease from $10/MMBtu in 2026 towards around $5/MMBtu in 2030, and gradually increase towards $6/MMBtu until 2050.
￮Woodmac WM AET-1.5 degree (2024 [A]) – under this scenario oil prices (RT25) gradually decrease from $64/b in 2026 towards $29/b in 2050. Gas prices (RT25) stay at level of $4/MMBtu from 2026 until 2050 for Henry Hub. For Europe, gas prices (RT25) decrease gradually from around $10/MMBtu in 2026 to some $6/MMBtu in 2030, then gradually increase towards $9/MMBtu in 2035 and subsequently decrease towards $6/MMBtu in 2050. For Asia, gas prices decrease from $11/MMBtu in 2025 to $7/MMBtu in 2030, subsequently increasing to $10/MMBtu around 2036 and subsequently decreasing towards $7/MMBtu in 2050.
[A]Latest available published scenario.
￮IEA NZE50 – under this scenario oil prices (RT25) gradually decrease from $72/b in 2026 towards some $26/b in 2050. Gas prices (RT25) stay at level of $2/MMBtu from 2026 until 2050 for Henry Hub. For Europe, gas prices (RT25) decrease from some $9/MMBtu in 2026 to some $4/MMBtu in 2050. For Asia, gas prices (RT25) decrease from $12/MMBtu in 2026 towards $5/MMBtu in 2035, staying at that level until 2050.
This average priceline provides an external view of the development of commodity prices under 1.5-2°C external climate change scenarios over the whole period under review.
Applying this priceline to Integrated Gas assets of $77 billion (2024: $74 billion) and Upstream assets of $77 billion (2024: $77 billion) as at December 31, 2025, shows recoverable amounts that are $13-17 billion (2024: $11-15 billion) and $3-5 billion (2024: $1-3 billion) lower, respectively, than the carrying value as at December 31, 2025 (excluding Adura Energy Limited (Adura JV), see page 234).

232	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
4. Climate change and energy transition continued
Priceline 2 – Hybrid Shell Plan and IEA NZE50: this priceline applies Shell's mid-price outlook for the first 10 years (see Note 13). Because of the greater uncertainty for the period after 10 years, the International Energy Agency (IEA) normative Net Zero Emissions scenario is applied. This gives less weight to the price-risk uncertainty in the first 10 years reflected in the Operating Plan period and applies more risk to the more uncertain subsequent periods.
Applying this priceline to Integrated Gas assets of $77 billion (2024: $74 billion) and Upstream assets of $77 billion (2024: $77 billion) as at December 31, 2025, shows recoverable amounts that are $9--13 billion (2024: $7-10 billion) and $1--3 billion (2024: up to $1 billion) lower, respectively, than the carrying value as at December 31, 2025 (excluding Adura JV, see page 234).
Priceline 3 – IEA NZE50: this priceline applies the International Energy Agency normative Net Zero Emissions by 2050 (IEA NZE50) scenario over the whole period under review. This priceline has been applied in order to also reflect the sensitivity to a pure net-zero emissions scenario from the IEA.
Applying this priceline to Integrated Gas assets of $77 billion (2024: $74 billion) and Upstream assets of $77 billion (2024: $77 billion) as at December 31, 2025, shows recoverable amounts that are $15-19 billion (2024: $21-27 billion) and $5-7 billion (2024: $5-7 billion) lower, respectively, than the carrying value as at December 31, 2025 (excluding Adura JV, see page 234).

Oil price assumptions
[A]All figures are presented on RT25 basis unless noted differently.
The graph above shows the oil pricelines on a real-terms basis applied for the period until 2050 for Shell's mid-price outlook in comparison with the IEA Current Policies scenario, the IEA Stated Policies scenario, the average prices from three 1.5-2°C external climate change scenarios (Priceline 1, above) and the IEA Net Zero Emissions by 2050 scenario (IEA NZE50, Priceline 3 above). The development of future oil prices is uncertain and oil prices have been subject to significant volatility in the past. Future oil prices may be impacted by future changes in macroeconomic factors, available supply, demand, geopolitical and other factors. The pricelines as per the scenarios IEA Current Policies, IEA Stated Policies, the average prices from three 1.5-2°C external climate change scenarios and IEA NZE50 differ from Shell's best estimate and view of the future oil price.

						RT25 $/b
	2026	2030	2035	2040	2045	2050
IEA Current Policies	82	86	90	97	103	108
IEA Stated Policies	81	81	81	83	80	78
Shell mid-price	59	70	70	70	70	70
Average prices from three 1.5-2°C external climate change scenarios	67	56	41	38	35	33
IEA NZE50	72	55	34	31	29	26

233	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
4. Climate change and energy transition continued

Sensitivity +10% to the mid-price outlook

				$ billion
	Carrying value			Sensitivity
	Dec 31, 2025		Dec 31, 2024	2025		2024
Integrated Gas	77		74	2	4	2	4
Upstream	77	[A]	77	—	1	—	1
Total	154		151	2	5	2	5

Sensitivity averaged from three 1.5-2°C external climate change scenarios

				$ billion
	Carrying value			Sensitivity
	Dec 31, 2025		Dec 31, 2024	2025		2024
Integrated Gas	77		74	(13)	(17)	(11)	(15)
Upstream	77	[A]	77	(3)	(5)	(1)	(3)
Total	154		151	(16)	(22)	(12)	(18)

Sensitivity IEA NZE50

				$ billion
	Carrying value			Sensitivity
	Dec 31, 2025		Dec 31, 2024	2025		2024
Integrated Gas	77		74	(15)	(19)	(21)	(27)
Upstream	77	[A]	77	(5)	(7)	(5)	(7)
Total	154		151	(20)	(26)	(26)	(34)

Sensitivity -10% to the mid-price outlook

				$ billion
	Carrying value			Sensitivity
	Dec 31, 2025		Dec 31, 2024	2025		2024
Integrated Gas	77		74	(7)	(9)	(4)	(6)
Upstream	77	[A]	77	—	(1)	(1)	(3)
Total	154		151	(7)	(10)	(5)	(9)

Sensitivity Hybrid Shell Plan + IEA NZE50

				$ billion
	Carrying value			Sensitivity
	Dec 31, 2025		Dec 31, 2024	2025		2024
Integrated Gas	77		74	(9)	(13)	(7)	(10)
Upstream	77	[A]	77	(1)	(3)	—	(1)
Total	154		151	(10)	(16)	(7)	(11)
[A]Includes the carrying value of Shell's interest in the Adura JV. The carrying amount of Shell's interest in the Adura JV of $5 billion was initially recognised at fair value (see Note 14), reflecting market participant assumptions opposed to Shell's own commodity price outlook. This includes a long-term Brent price of $70/b (RT25). The value of Adura is therefore less sensitive to price forecasts incorporated into Shell's Operating Plan, and sensitivities using alternative price scenarios have therefore not been applied. However, application of a 10% lower commodity price could lead, ceteris paribus, to a recoverable amount that would be up to $1 billion lower than the carrying amount at December 31, 2025.
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
The total capital expenditure for abatement projects which include energy efficiency improvements, the progressing significant abatement projects at Shell's chemicals manufacturing plants and refineries, CCS facilities and electrification of Shell's facilities, included in the Operating Plan is in excess of $3 billion. Total yearly carbon emission costs in Shell's Operating Plan gradually increase from $1 billion in 2026 to $4 billion in 2035 using the mid-price scenario. The sensitivity of carrying value of assets to changes in carbon prices is described in the section below.
Methods for estimating costs vary, depending on the nature of the cost. Abatement project costs to improve efficiencies and reduce emissions are estimated by applying a bottom-up approach where individual opportunities on an asset-level, project-by-project basis are identified.
Costs for evolving carbon regulations are based on a forecast of Shell's equity share of emissions and are included in the Operating Plan at Shell's mid-price outlook on a country-by-country basis and represent management's best estimate. Up to 2030, costs for carbon emissions estimates are largely climate policy driven through emissions trading schemes or taxation levied by governments, and which currently vary significantly on a country-by-country basis. Beyond 2030, the costs for carbon emissions are assessed based on expectations for future carbon abatement technology costs and country/region specific policies and conditions. Carbon costs vary by country due to differences in climate ambition, policy choice, and domestic economic and energy circumstances. In 2050, the estimated costs are trending towards $50/tCO2e (least developed countries with high economic/geopolitical risks) to $185/tCO2e (EU/UK) and $230/tCO2e (Norway) (RT25) in climate-leading geographies.
Sensitivity to changes in carbon price assumptions
There is significant uncertainty as to how carbon costs will develop over the next decades. These will depend on policies set by countries and the pace of the energy transition. In accordance with IFRS, Shell's financial statements are based on reasonable and supportable assumptions that represent management's current best estimate, which is policy-based up to 2030 and then based on Shell's mid-price outlook beyond 2030. As the risk of stranded assets is prevalent with higher carbon emission prices than anticipated, sensitivity analyses have only been undertaken for such a downside scenario. If the IEA NZE50 outlook is applied, this would impact the recoverability of certain assets recognised in the Consolidated Balance Sheet as at December 31, 2025. This scenario is not representative of management's mid-price reasonable best estimate.
Sensitivity of carrying value to carbon emission costs as described below is under the assumption that all other factors in the value in use models used to calculate recoverability of carrying value remain unchanged. Changes to carbon emission costs are applied for Integrated Gas, Upstream and Chemicals and Products because of the potential impact on Shell's business.

234	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
4. Climate change and energy transition continued
Applying the IEA NZE50 carbon price scenario to Integrated Gas assets of $77 billion (2024: $74 billion) and Upstream assets of $77 billion (2024: $77 billion), up to the end of life of these assets, shows recoverable amounts that are $2-3 billion (2024: $1-2 billion) lower for Integrated Gas and up to $1 billion (2024: up to $1 billion) lower for Upstream than the carrying value as at December 31, 2025.
Applying the IEA NZE50 carbon price scenario to Chemicals and Products assets of $39 billion (2024: $38 billion) shows recoverable amounts that are $2-3 billion (2024: $1--2 billion) lower than the carrying value as at December 31, 2025. For Chemicals and Products, increased carbon cost could however potentially be recovered partially through increased product sale prices.

Sensitivity IEA NZE 2050 carbon price scenario

			$ billion
	Carrying value		Sensitivity
	Dec 31, 2025	Dec 31, 2024	2025		2024
Integrated Gas	77	74	(2)	(3)	(1)	(2)
Upstream	77	77	—	(1)	—	(1)
Chemicals and Products	39	38	(2)	(3)	(1)	(2)
Total	193	189	(4)	(7)	(2)	(5)
For the key regions and countries the following carbon prices per tonne (RT25) have been assumed in the Operating Plan:

	Operating plan period	Subsequent period
Region	2026-2035	2036-2050
European Union [A]	$100-$140	$143-$185
Norway	$183-$226	$226-$230
United Kingdom	$78-$140	$143-$185
Canada (Federal)	$79-$116	$116-$125
United States of America (Federal)	$0-$35	$41-$125
Australia	$32-$75	$80-$150
All other countries	$0-$71	$15-$150
[A]Except for the Netherlands where the ranges are $110-$170 per tonne (2026-2035) and $171-$185 per tonne (2036-2050).
The graph below shows the carbon pricelines per tonne for the European Union on an RT25 basis under Shell's mid-price outlook that represents the best estimate as required to be applied under IFRS, in comparison with the IEA NZE50 scenario. The IEA NZE50 scenario differs from Shell's best estimate and view of future CO2 prices. Sensitivity of carrying value to the IEA NZE50 carbon price scenario is provided above.

CO2 prices – European Union RT25 $/tonne

					RT25 $/tonne
	2026	2030	2035	2040	2045	2050
IEA NZE50	98	136	184	209	232	255
Shell mid-price	100	125	140	155	170	185

235	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
4. Climate change and energy transition continued

Carrying value of Chemicals and Products assets $ billion as at December 31

Carrying amount of Chemicals and Production assets

										$ billion
	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Chemicals	15	16	18	22	25	27	28	25	24	24
Refineries	10	14	14	14	8	6	6	6	6	7
Other	1	7	6	9	9	9	9	10	8	8
Total at December 31	26	37	38	45	42	42	43	41	38	39
Within Chemicals and Products, the assets potentially most sensitive to the energy transition are refineries.
Portfolio composition and changes
Since 2016, Shell's Chemicals and Products portfolio has evolved, shifting from 15 refineries at the end of 2016 to seven at the end of 2025. During that period, Shell assumed the sole ownership of two refineries through the dissolution of the Motiva joint venture and disposed of, converted or closed 10 refineries. The carrying value of refineries decreased from $10 billion as at December 31, 2016, to less than $7 billion as at December 31, 2025. These key focused assets allow Shell to underpin its hydrocarbon energy sales and the sales of low-carbon products.
Estimated useful life
Refineries in the Chemicals and Products segment (carrying value as at December 31, 2025, $7 billion (2024: $6 billion)) may be impacted under a 2°C or less external climate scenario.
For refineries in Chemicals and Products, depreciation of assets is on a straight-line basis over the life of the assets, starting at the date the asset becomes available for use, over a period of 20 years (see Note 2). Over the course of the energy transition, the current carrying value of refineries will be fully depreciated, offset by anticipated investments in assets that are expected to be resilient in the energy transition, as described above. Based on current depreciation of the carrying value as at December 31, 2025, and assuming no further investment, all refineries would be fully depreciated between four and 12 years.
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
Other assets of $8 billion include $6 billion of assets mainly related to storage tanks, vessels and pipelines in trading and supply that are also expected to be resilient in the energy transition.
Price sensitivities
Where available, Shell uses external climate scenarios for sensitivity testing. In relation to chemical and refining margin forecasts, no credible climate scenarios have been identified and consequently sensitivity testing is performed by providing sensitivity to changes in margins.

236	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
4. Climate change and energy transition continued
Chemical margins applied for impairment testing by reference to value in use are at an average of $299.5/tonne (20-year average). A change of -$30/tonne or +$30/tonne in long-term chemical margins over the entire cash flow projection period would ceteris paribus result in up to $0.5 billion (2024: up to $0.5 billion) impairment or no impairment reversal, respectively, in Chemicals and Products (see Note 13).
Refining margins applied for impairment testing by reference to value in use are at an average of $9/bbl (20-year). A change of -$1/bbl or +$1/bbl to the long-term refining margin outlook over the entire cash flow projection period would ceteris paribus result in up to $1.5 billion impairment (2024: no impairment) or no impairment reversal (2024: up to $0.5 billion) respectively in Chemicals and Products (see Note 13).
Sensitivities to carbon prices are described in the section above.
Carrying value of Marketing assets

Carrying value of Marketing assets $ billion as at December 31

Carrying amount of Marketing assets

									$ billion
	2017	2018	2019	2020	2021	2022	2023	2024	2025
At December 31	17	16	22	24	27	30	37	34	34
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
Carrying value of Renewables and Energy Solutions assets

Carrying value of Renewables and Energy Solutions assets $ billion as at December 31

237	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
4. Climate change and energy transition continued

Carrying amount of Renewables and Energy Solutions assets

									$ billion
	2017	2018	2019	2020	2021	2022	2023	2024	2025
At December 31	1	1	3	3	5	9	10	9	10
Portfolio composition and changes
In 2024 Shell refreshed its renewable generation, energy marketing, and gas and power trading strategy, shifting Shell's asset portfolio towards energy storage and flexible generation with an increased focus on power trading and minimising new investments in offshore wind projects. The aim is to maximise returns from onshore positions using capital-light business models, debt finance and partnerships. The carrying value of assets in the Renewables and Energy Solutions segment in the balance sheet at December 31, 2025, is expected to be resilient through the energy transition.
Other energy transition considerations
Discount rate sensitivity
The discount rate applied for value in use impairment testing is based on a nominal post-tax weighted average cost of capital (WACC) and is determined at 7.5% except for the power activities in the Renewables and Energy Solutions segment where 6% is applied. The discount rate includes generic systematic risk for energy transition risk. In addition, cash flow projections applied in individual assets include specific asset risks, including risk of energy transition. An increase in systematic energy transition risk could lead to a higher WACC and consequently to a higher discount rate to be applied in impairment testing. An increase of the discount rate applied for impairment testing of 1% under the assumption that all other factors (such as commodity prices, product margins and carbon prices) in the models used to calculate recoverability of carrying value remain unchanged would lead to a change in the carrying value of $3-6 billion in Integrated Gas and Upstream, up to $2 billion in Chemicals and Products, up to $1 billion in Marketing and would have no significant impact in other segments (2024: $1-3 billion in Integrated Gas and Upstream, and no significant impairment in other segments.
Global oil and gas demand considerations
A decrease in global demand and unchanged supply of oil and gas would probably lead to a decrease in price (see price sensitivity above). During 2025, Shell's production of oil and gas accounted for some 1.5% and 2% of total global production of oil and gas respectively. Changes in global oil and gas demand are therefore not expected to directly impact the ability to sell volumes of oil and gas produced by Shell at market prices.
Deferred tax assets
In general, it is expected that sufficient deferred tax liabilities and forecasted taxable profits within the planning period of 10 years are available for recovery of the deferred tax assets recognised at December 31, 2025. Integrated Gas and Upstream deferred tax assets recognised are expected to be recovered within the period of production of each asset. For deferred tax assets of $1,079 million as at December 31, 2025 (2024: $625 million) this period extends beyond 10 years. Deferred tax assets in Chemicals and Products, and in Marketing expected to be recovered in more than 10 years (between 11 and 20 years) are $283 million as at December 31, 2025 (2024: $315 million) for which the forecasted taxable profits to determine recoverability have been risked. (See Note 23).
Decommissioning and other provisions
The energy transition may result in decommissioning and restoration occurring earlier than expected. The risk on the timing of decommissioning and restoration activities for Integrated Gas and Upstream fields is limited, supported by production plans in the foreseeable future (see "Estimated useful life" above). Acceleration of decommissioning and restoration activities has also been reflected in the assessment of the appropriate discount rate. On an undiscounted basis the provision for decommissioning and restoration as at December 31, 2025 was $34 billion (2024: $32 billion), recognised on a discounted basis in the Consolidated Balance Sheet as at December 31, 2025 at $19 billion (2024: $18 billion). Sensitivity to changes in the discount rate is provided in Note 25.
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
Onerous contracts
Closure or early termination of activities may lead to supply contracts becoming onerous. Onerous contract provisions (see Note 25) have been recognised as at December 31, 2025, to reflect changes in expected future utilisation of certain assets. These include contracts in relation to unused terminals and refineries. The total carrying value of the provision for onerous contracts as at December 31, 2025, was $1.0 billion (2024: $1.1 billion), principally related to contracts in relation to unused terminals and refineries.

238	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
4. Climate change and energy transition continued
Dividend resilience
External stakeholders have requested disclosures on how climate change affects dividend-paying capacity. If a further impairment had been recognised in 2025 using any of the climate change scenarios described above, this would not have impacted the ability to pay dividends in this financial year because of strong cash flow generation and financial reserves. Had Shell applied the IEA NZE50 scenario (see above), and if this had led to a decrease in the recoverable amount of Integrated Gas and Upstream assets of $20-26 billion and recognition of an equivalent impairment, this would not have impacted the distributable reserves available to Shell plc from which to pay dividends in 2025. This is on the basis that such impairment would have resulted in part-realisation of the merger reserve recognised by the Company of $234 billion as at December 31, 2025.
A forward-looking statement regarding future dividend-paying capacity cannot be provided because of unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements.
Physical risks
The potential impact of physical risks comes from both acute and chronic climate hazards. Acute hazards, such as flooding and droughts, wildfires and more severe tropical storms, and chronic hazards, such as rising temperatures and rising sea levels, could potentially impact some of Shell's facilities, operations and supply chains. The frequency of these hazards and impacts is expected to increase in certain locations. Extreme weather events, whether or not related to climate change, could have a negative impact on Shell's earnings, cash flows and financial condition. Mitigation of physical risks, whether or not related to climate change, is considered and embedded in the design and construction of Shell's projects, and/or operation of its assets to help minimise the risk of adverse incidents to Shell's employees and contractors, the communities where Shell operates and Shell's equipment.
In 2023, Shell carried out a detailed review to assess the impact of a range of changing climatic conditions, including projected changes in temperature, precipitation, wind and sea levels, across segments and geographies for Shell's significant assets. Shell used IPCC climate modelling data covering three exploratory climate scenarios (RCP2.6, RCP4.5 and RCP8.5 [A]) across the time horizons 2025, 2030 and 2050. These scenarios were selected to ensure a broad range of risks and uncertainties were assessed. There have been no changes to the climate modelling data that would require a full update of the 2023 assessment. An annual process has been established to review the 2023 work, reconfirm the significant assets, verify that there are no changes to the risk profile of Shell's significant assets and account for portfolio changes. In the short to medium term, the risks identified were found to be related to factors that Shell is already aware of (whether or not related to climate change) and that the assets are actively managing to mitigate, e.g., hurricane impacts on the US Gulf Coast, rising air temperatures in the Middle East and water scarcity in Europe and Asia. As an example, in recent years the Rhine river in Europe has seen historic lows during the summer months leading to challenges in the use of barges for transportation of Shell's products. Dredging of harbours and investment in shallower-draft barges have helped to mitigate the risk. In the long term, the results of the exercise indicated that while Shell has evaluated against current climate modelling projections and Shell's current asset portfolio, by 2050 the frequency and severity of the climate hazards may differ from current projections. The level of predictability is such that the need for investment in climate adaptation measures at the assets is not immediate and the results mean Shell assets are in a position to monitor their conditions and determine whether there is any need for adaptation action, e.g., the impact of potential water scarcity on various assets. Shell's testing to assess the potential impact of climate-related changes on its significant assets covers over 70% of the carrying value of Shell's physical assets as at December 31, 2024. Over 12% (based on the carrying value) of physical assets tested are considered to be exposed to climate-related physical risks in the short to medium term which the assets are already actively managing to mitigate. In addition, Shell reviewed significant acquisitions made and projects reaching FID since 2023, none of which were found to have significant climate-related physical risks in the short to medium term. Shell's business plan reflects the impact of mitigating actions in the short to medium term for the assets assessed. Shell will continue to monitor and assess the future exposure of Shell's assets in the longer term to changing climatic conditions to establish the need for any further adaptation actions and related metrics.
The impact of physical climate change on Shell's operations is unlikely to be limited to the boundaries of Shell's assets. For example, the downstream transportation and distribution of Shell's products from its own operations could potentially be exposed to climate-related hazards that ultimately impact Shell's operations. The overall impact, including how supply chains, resource availability and markets may be affected, also needs to be considered for a holistic assessment of this risk. Shell's assets manage this risk as part of broad risk and threat management processes as required by Shell's Environment and Asset Management (SEAM) standards, which are part of the wider Shell Performance Framework.
[A]Representative Concentration Pathway (RCP) refers to the GHG concentration (not emissions) trajectory adopted by the IPCC. The pathways describe different climate change scenarios, all of which are considered possible depending on the amount of GHG emitted in the years to come.

239	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
5. Emission schemes and related environmental programmes
Emission trading and related schemes
In general, emission trading schemes (ETS) are mandated governmental schemes to control emission levels and enhance clean energy transition, allowing for the trading of emission certificates. In most ETS, governments set an emission cap for one or more sectors. Generally, entities in scope of the scheme are allowed to buy emission certificates to cover shortages or sell surplus emission certificates. In certain countries, emissions are priced through a carbon tax. For Shell, the most significant carbon pricing mechanisms are established in Europe and North America.
Biofuel programmes
Biofuel programmes are mandated governmental schemes that set binding national targets on the share of renewables in fuel consumption or measures on reducing GHG emissions by fuel suppliers. Biofuels are blended with existing fuels, such as gasoline and diesel, to reduce net emissions. The share of biofuels in the total sales mix of fuel is used to comply with regulatory requirements. This can be achieved by the blending of biofuels in refineries and/or distribution depots (self-blending), through import of biofuels (for jurisdictions that grant biofuels certificates at the point of import) or by the purchasing of certificates from third parties (for jurisdictions that have a tradable biofuel certificates mechanism). Biofuel programmes also include regulatory requirements to pay a levy for the combustion of fossil fuels, based on CO2 emitted – mainly related to the German Fuel Emissions Trading Act (BEHG).
Renewable power programmes
Renewable power programmes create a financial incentive to consume power that is sourced from renewable origins or require that a minimum percentage of power sold meets the green definition of the relevant standard. These regulations are typically accompanied by schemes supporting investments in renewable technology. Renewable power programmes generally use certificates to monitor compliance, where renewable power certificates are granted for each MWh of energy generated that meets the predefined renewable criteria. Shell's compliance obligation under renewable power programmes comes primarily from energy supply and as a results of regulations applying in Europe, North America and Australia.

Cost of emission schemes and related environmental programmes recognised in the Consolidated Statement of Income

	$ million
	2025	2024	2023
ETS and related schemes	398	381	493
Biofuels [A]	4,203	2,942	2,581
Renewable power	530	623	552
Total	5,131	3,946	3,626
[A]Represents the cost of biofuel certificates required for compliance purposes over and above those generated from self-blending activities.

Purchased environmental certificates (presented under Other intangible assets, see Note 11) [A]

	$ million
	ETS and related schemes	Biofuels	Renewable power	Total
At January 1, 2025	301	2,082	131	2,514
Additions	134	3,057	468	3,659
Settlements	(317)	(2,793)	(415)	(3,525)
Other movements	43	255	(67)	231
At December 31, 2025	161	2,601	117	2,879
At January 1, 2024	441	1,805	145	2,391
Additions	299	3,146	417	3,862
Settlements	(392)	(2,804)	(411)	(3,607)
Other movements	(47)	(65)	(20)	(132)
At December 31, 2024	301	2,082	131	2,514
[A]Relates to environmental certificates held for compliance purposes.

240	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
5. Emission schemes and related environmental programmes continued

Obligation (presented under Other payables, see Note 20)

	$ million
	ETS and related schemes		Biofuels	Renewable power	Total
At January 1, 2025
Current	(388)		(2,594)	(536)	(3,518)
Non-current	—		(408)	(9)	(417)
	(388)		(3,002)	(545)	(3,935)
Additions	(1,078)		(4,205)	(536)	(5,819)
Additions covered by government grants	666	[A]			666
Settlements	389		3,153	621	4,163
Other movements	(71)		(345)	20	(396)
	(94)		(1,397)	105	(1,386)

At December 31, 2025
Current	(445)		(3,823)	(337)	(4,605)
Non-current	(37)		(576)	(103)	(716)
	(482)		(4,399)	(440)	(5,321)
At January 1, 2024
Current	(498)		(3,012)	(343)	(3,853)
Non-current	—		(105)	(88)	(193)
	(498)		(3,117)	(431)	(4,046)
Additions	(1,051)		(2,981)	(612)	(4,644)
Additions covered by government grants	675	[A]			675
Settlements	453		3,011	467	3,931
Other movements	33		85	31	149
	110		115	(114)	111

At December 31, 2024
Current	(388)		(2,594)	(536)	(3,518)
Non-current	—		(408)	(9)	(417)
	(388)		(3,002)	(545)	(3,935)
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
The figures present compliance schemes only, excluding voluntary activities.

241	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
6. Capital management
Shell manages its businesses to deliver strong cash flows to sustain its strategy and for profitable growth. Management's current priorities [A] for applying Shell's cash are:

Balanced capital allocation

Total distributions [B] Enhanced shareholder distributions 40%-50% of CFFO* through the cycle [C]	Cash capital expenditure (cash capex) Disciplined investment $20-22 billion p.a. 2025-2028

Prioritising buybacks 17 consecutive quarters ≥$3 billion	Dividend consistency +4% announced at Q4 2025	Integrated Gas and Upstream cash capex [D] ~$12-14 billion	Downstream, Renewables and Energy Solutions cash capex [D] ~$8 billion

Intrinsic value creation >10% p.a. normalised free cash flow per share*growth through to 2030 [E]	Progressive dividend 4% annual increase [F]	Capital reallocation ≥10% ROACE* across segments [G]

Balance sheet Maintain strong investment grade rating through the cycle [C]
[A]Capital management priorities and related quantitative data were materially consistent with those disclosed in 2024.
[B]Total shareholder distributions (dividends + share buybacks) based on cash generation, macro-outlook and balance sheet trajectory.
[C]Measured across business cycles under varying economic and market conditions.
[D]The Integrated Gas and Upstream cash capex includes expenditures related to the Integrated Gas and Upstream segments. The Downstream, Renewables and Energy Solutions cash capex includes expenditures for the Marketing, Chemicals and Products, and Renewables and Energy Solutions segments. (See Note 7)
[E]Normalised free cash flow per share growth is determined on a compound annual growth rate (CAGR) basis by comparing the normalised free cash flow per share of the current year to the value from the 2024 base year.
[F]Subject to Board approval.
[G]Price normalised return on average capital employed (ROACE) on an Adjusted Earnings plus non-controlling interest basis.

* Non-GAAP measure. See page 323.

242	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
7. Segment information
General information
Shell is an international energy company engaged in the principal aspects of the energy and petrochemical industries and reports its business through the following segments: Integrated Gas, Upstream, Marketing, Chemicals and Products, Renewables and Energy Solutions, and Corporate.
The Integrated Gas segment includes liquefied natural gas (LNG) and conversion of natural gas into gas-to-liquids (GTL) fuels and other products. It includes natural gas and liquids exploration and extraction, and the operation of the upstream and midstream infrastructure necessary to deliver these to market. The segment also includes the marketing, trading and optimisation of LNG.
The Upstream segment includes exploration and extraction of crude oil, natural gas and natural gas liquids. It also markets and transports oil and gas and operates the infrastructure necessary to deliver them to the market.
The Marketing segment comprises the Mobility, Lubricants, and Sectors & Decarbonisation businesses. The Mobility business operates Shell's retail network, including electric vehicle charging services and the wholesale commercial fuels business which provides fuels for transport and industry. The Lubricants business produces, markets and sells lubricants for road transport and machinery used in manufacturing, mining, power generation, agriculture and construction. The Sectors & Decarbonisation business sells fuels, speciality products and services, including low-carbon energy solutions, to a broad range of commercial customers, including the aviation, marine and agricultural sectors.
The Chemicals and Products segment includes chemical manufacturing plants, with their own marketing network, and refineries, which turn crude oil and other feedstocks into a range of oil products which are moved and marketed around the world for domestic, industrial and transport use. The segment also includes the pipeline business, trading and optimisation of crude oil, oil products and petrochemicals, and until November 2025 oil sands activities (the extraction of bitumen from mined oil sands and its conversion into synthetic crude oil).
The Renewables and Energy Solutions segment includes renewable power generation, the marketing and trading and optimisation of power and pipeline gas, as well as carbon credits. The segment also includes production and marketing of hydrogen, development of commercial carbon capture and storage hubs, investment in nature-based projects that compensate for carbon emissions, and Shell Ventures, which invests in or works with start-ups and other early-stage businesses to help them scale up and grow.
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
The segment earnings measure used until December 31, 2024 was CCS earnings. The difference between CCS earnings and Adjusted Earnings are the identified items. Prior year comparatives have been revised to conform with the current year presentation.
Sales between segments are based on prices generally equivalent to commercially available prices. Third-party revenue and non-current assets information by geographical area are based on the country of operation of the Group subsidiaries that report this information. Separate disclosure is provided for the UK as this is the Company's country of domicile.

243	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
7. Segment information continued
Information by segment on an Adjusted Earnings basis is as follows:

2025

								$ million
	Integrated Gas	Upstream		Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Revenue:
Third-party	38,457	5,105		111,855	77,071	34,359	39	266,886
Inter-segment	10,288	35,968		7,539	35,293	4,384	—	93,472
Share of profit/(loss) of joint ventures and associates	1,407	814		(821)	383	(165)	—	1,618
Interest and other income, of which:	169	3,083		(259)	885	50	1,299	5,227
Interest income	37	120		14	99	13	1,677	1,960
Net gains/(losses) on sale and revaluation of non-current assets and businesses	81	2,516	[A]	(180)	720	39	14	3,190
Other	51	447		(93)	66	(2)	(392)	77
Third-party and inter-segment purchases	27,613	5,833		100,843	100,543	35,811	23	270,666
Operating expenses, of which:	4,217	9,004		10,649	8,372	2,550	883	35,675
Production and manufacturing expenses	3,943	8,546		1,151	6,401	1,836	21	21,898
Selling, distribution and administrative expenses	140	207		9,292	1,835	623	510	12,607
Research and development expenses	134	251		206	136	91	352	1,170
Exploration expenses	115	1,021		—	—	—	—	1,136
Depreciation, depletion and amortisation charge, of which:	6,792	10,142		3,499	4,173	656	37	25,299
Impairment losses	686	237		1,229	713	299	11	3,175	[B]
Impairment reversals	—	—		(32)	(7)	(3)	—	(42)	[C]
Interest expense	216	718		61	53	11	3,612	4,671
Taxation charge/(credit)	2,548	8,809		1,205	229	89	(1,243)	11,637
Income/(loss) for the period	8,820	9,443		2,057	262	(489)	(1,974)	18,119
Current cost of supplies adjustment before taxation	—	—		304	567	—	—	871
Tax on current cost of supplies adjustment	—	—		(75)	(155)	—	—	(230)
Identified items before taxation	(698)	(2,399)		2,080	404	805	64	256
Tax on identified items [D]	(98)	398		(372)	(27)	(144)	40	(203)

Adjusted Earnings	8,024	7,442		3,994	1,051	172	(1,870)	18,813
Adjusted Earnings attributable to Shell plc shareholders								18,528
Adjusted Earnings attributable to non-controlling interest								285
[A]Includes gain on disposal of Shell UK offshore oil and gas assets ($1,949 million). (See Note 9).
[B]Impairment losses comprise Property, plant and equipment ($2,799 million), Goodwill ($161 million) and Other intangible assets ($215 million). (See Note 13).
[C]Impairment reversals comprise Property, plant and equipment ($42 million). (See Note 13).
[D]Includes tax on identified items and tax amounts that qualify as identified items.

244	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
7. Segment information continued

2024

							$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Revenue:
Third-party	37,290	6,606	120,089	90,918	29,366	43	284,312
Inter-segment	8,715	39,939	4,938	38,381	4,971	—	96,944
Share of profit/(loss) of joint ventures and associates	1,931	1,189	32	648	(807)	—	2,993
Interest and other income, of which:	48	609	(432)	121	242	1,136	1,724
Interest income	8	18	1	79	2	2,264	2,372
Net (losses)/gains on sale and revaluation of non-current assets and businesses	(100)	89	(399)	6	119	(3)	(288)
Other	140	502	(34)	36	121	(1,125)	(360)
Third-party and inter-segment purchases	24,055	7,368	107,490	115,080	31,074	(3)	285,064
Operating expenses, of which:	4,442	9,790	10,681	8,392	2,915	697	36,917
Production and manufacturing expenses	4,153	9,351	1,322	6,605	1,934	14	23,379
Selling, distribution and administrative expenses	164	176	9,150	1,636	887	426	12,439
Research and development expenses	125	263	209	151	94	257	1,099
Exploration expenses	414	1,997	—	—	—	—	2,411
Depreciation, depletion and amortisation charge, of which:	6,150	11,223	3,866	4,700	907	26	26,872
Impairment losses	564	327	1,633	1,319	658	1	4,502	[A]
Impairment reversals	(9)	(75)	(1)	(114)	(134)	—	(333)	[B]
Interest expense	189	806	56	70	6	3,660	4,787
Taxation charge/(credit)	3,144	9,387	825	155	99	(209)	13,401
Income/(loss) for the period	9,590	7,772	1,709	1,671	(1,229)	(2,992)	16,521
Current cost of supplies adjustment before taxation	—	—	254	109	—	—	363
Tax on current cost of supplies adjustment	—	—	(68)	(23)	—	—	(91)
Identified items before taxation	2,176	1,100	2,402	1,364	720	1,105	8,867
Tax on identified items [C]	(376)	(477)	(412)	(187)	12	(81)	(1,521)

Adjusted Earnings	11,390	8,395	3,885	2,934	(497)	(1,968)	24,139
Adjusted Earnings attributable to Shell plc shareholders							23,716
Adjusted Earnings attributable to non-controlling interest							423
[A]Impairment losses comprise Property, plant and equipment ($3,673 million), Goodwill ($510 million) and Other intangible assets ($319 million). (See Note 13).
[B]Impairment reversals comprise Property, plant and equipment ($333 million). (See Note 13).
[C]Includes tax on identified items and tax amounts that qualify as identified items.

245	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
7. Segment information continued

2023

							$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Revenue:
Third-party	37,645	6,475	130,559	97,080	44,819	42	316,620
Inter-segment	11,560	41,230	5,299	42,816	4,707	—	105,612
Share of profit/(loss) of joint ventures and associates	1,951	768	536	569	(96)	(3)	3,725
Interest and other income, of which:	137	671	73	64	75	1,818	2,838
Interest income	6	27	9	57	12	2,202	2,313
Net gains/(losses) on sale and revaluation of non-current assets and businesses	(22)	209	1	(46)	110	5	257
Other	153	435	63	53	(47)	(389)	268
Third-party and inter-segment purchases	27,356	7,890	119,366	123,698	40,170	15	318,495
Operating expenses, of which:	4,809	9,830	11,142	9,598	3,763	818	39,960
Production and manufacturing expenses	4,529	9,186	1,463	7,394	2,610	58	25,240
Selling, distribution and administrative expenses	154	326	9,427	2,022	1,058	446	13,433
Research and development expenses	126	318	252	182	95	314	1,287
Exploration expenses	216	1,534	—	—	—	—	1,750
Depreciation, depletion and amortisation charge, of which:	8,903	12,463	2,477	6,269	1,159	19	31,290
Impairment losses	3,472	1,360	430	2,777	908	—	8,947	[A]
Impairment reversals	(324)	(206)	(1)	(90)	(141)	—	(762)	[B]
Interest expense	146	507	53	61	4	3,902	4,673
Taxation charge/(credit)	2,806	8,380	739	(301)	1,320	47	12,991
Income/(loss) for the period	7,057	8,540	2,690	1,204	3,089	(2,944)	19,636
Current cost of supplies adjustment before taxation	—	—	478	370	—	—	848
Tax on current cost of supplies adjustment	—	—	(110)	(93)	—	—	(203)
Identified items before taxation	7,892	1,166	339	2,632	(3,311)	14	8,732
Tax on identified items [C]	(1,030)	100	(85)	(497)	978	55	(479)

Adjusted Earnings	13,919	9,806	3,312	3,616	756	(2,875)	28,534
Adjusted Earnings attributable to Shell plc shareholders							28,250
Adjusted Earnings attributable to non-controlling interest							284
[A]Impairment losses comprise Property, plant and equipment ($8,182 million), Goodwill ($635 million) and Other intangible assets ($130 million). (See Note 13).
[B]Impairment reversals comprise Property, plant and equipment ($627 million) and Other intangible assets ($135 million). (See Note 13).
[C]Includes tax on identified items and tax amounts that qualify as identified items.

Identified items
The objective of identified items is to exclude material impacts [D] on net income/loss arising from transactions which are typically outside the control of management and are unusual in nature (e.g., infrequent or non-recurring events) or that result in a misalignment between accounting and economic outcomes. Certain transactions that are generally excluded from underlying results within the industry may also be classified as identified items.
Identified items comprise divestment gains and losses, impairment losses and reversals, redundancy and restructuring, fair value accounting effects on commodity derivatives and certain gas contracts, the impact of exchange rate movements and inflationary adjustments on certain deferred tax balances, and other items.
The categories of identified items may include after-tax effects of joint ventures and associates, which are fully reported within "Share of profit of joint ventures and associates" in the Consolidated Statement of Income, and are also fully reflected as identified items included within income/(loss) before taxation in the tables below. Identified items related to subsidiaries are consolidated and presented across appropriate lines of the Consolidated Statement of Income.
[D] For the purpose of identification of items in certain categories materiality thresholds are applied.

246	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
7. Segment information continued

2025

					$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Identified items included in Income before taxation
Divestment gains/(losses)	81	2,823	(97)	722	40	13	3,582
Impairment (impairments)/reversals	(685)	(238)	(1,630)	(737)	(367)	(11)	(3,668)
Redundancy and restructuring	(52)	(67)	(148)	(104)	(31)	(19)	(421)
Fair value accounting of commodity derivatives and certain gas contracts [A]	1,322	(4)	(2)	(186)	(397)	—	733
Other [B]	32	(115)	(203)	(99)	(50)	(47)	(482)
Total identified items included in Income before taxation	698	2,399	(2,080)	(404)	(805)	(64)	(256)
Total identified items included in Taxation (charge)/credit	98	(398)	372	27	144	(40)	203
Identified items included in Income for the period
Divestment gains/(losses)	78	2,655	(72)	564	69	9	3,303
Impairment (impairments)/reversals	(433)	(162)	(1,384)	(634)	(334)	(8)	(2,955)
Redundancy and restructuring	(37)	(30)	(107)	(82)	(24)	(13)	(293)
Fair value accounting of commodity derivatives and certain gas contracts [A]	1,171	(1)	(7)	(150)	(299)	—	714
Impact of exchange rate movements and inflationary adjustments on tax balances [C]	34	62	—	—	—	(45)	51
Other [B]	(17)	(523)	(138)	(75)	(73)	(47)	(873)
Impact on Income for the period	796	2,001	(1,708)	(377)	(661)	(104)	(53)
Impact on Income for the period attributable to non-controlling interest	—	—	—	—	—	—	—
Impact on Income for the period attributable to Shell plc shareholders	796	2,001	(1,708)	(377)	(661)	(104)	(53)
[A]Fair value accounting of commodity derivatives and certain gas contracts: In the ordinary course of business, Shell enters into contracts to supply or purchase oil and gas products, as well as power and environmental products. Shell also enters into contracts for tolling, pipeline and storage capacity. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes, as well as contracts for tolling, pipeline and storage capacity, are, by contrast, recognised when the transaction occurs; furthermore, inventory is carried at historical cost or net realisable value, whichever is lower. As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period; or (b) the inventory is measured on a different basis. In addition, certain contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes. The accounting impacts are reported as identified items.
[B]Other identified items represent other credits or charges that based on Shell management's assessment hinder the comparative understanding of Shell's financial results from period to period.
[C]Impact of exchange rate movements and inflationary adjustments on tax balances represents the impact on tax balances of exchange rate movements and inflationary adjustments arising on: (a) the conversion to dollars of the local currency tax base of non-monetary assets and liabilities, as well as recognised tax losses (this primarily impacts the Integrated Gas and Upstream segments); and (b) the conversion of dollar-denominated inter-segment loans to local currency, leading to taxable exchange rate gains or losses (this primarily impacts the Corporate segment).

247	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
7. Segment information continued

2024

					$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate		Total
Identified items included in Income before taxation
Divestment (losses)/gains	(100)	89	(399)	6	119	(3)		(288)
Impairment (impairments)/reversals	(555)	(362)	(1,747)	(1,205)	(1,181)	(1)		(5,051)
Redundancy and restructuring	(106)	(320)	(296)	(195)	(97)	2		(1,012)
Fair value accounting of commodity derivatives and certain gas contracts [A]	(1,286)	(58)	49	(117)	399	—		(1,013)
Other [A]	(129)	(449)	(9)	147	40	(1,103)	[B]	(1,503)
Total identified items included in Income before taxation	(2,176)	(1,100)	(2,402)	(1,364)	(720)	(1,105)		(8,867)
Total identified items included in Taxation credit/(charge)	376	477	412	187	(12)	81		1,521
Identified items included in Income for the period
Divestment (losses)/gains	(96)	67	(386)	4	94	(2)		(319)
Impairment (impairment)/reversals	(363)	(323)	(1,423)	(1,176)	(1,085)	(1)		(4,371)
Redundancy and restructuring	(71)	(214)	(214)	(142)	(71)	1		(711)
Fair value accounting of commodity derivatives and certain gas contracts [A]	(1,088)	(14)	40	(86)	300	—		(848)
Impact of exchange rate movements and inflationary adjustments on tax balances [A]	(49)	313	—	—	—	99		363
Other [A]	(133)	(452)	(7)	223	30	(1,121)	[B]	(1,460)
Impact on Income for the period	(1,800)	(623)	(1,990)	(1,177)	(732)	(1,024)		(7,346)
Impact on Income for the period attributable to non-controlling interest	—	—	—	18	—	—		18
Impact on Income for the period attributable to Shell plc shareholders	(1,800)	(623)	(1,990)	(1,195)	(732)	(1,024)		(7,364)
[A]For a detailed description see corresponding footnotes to the 2025 identified items table above.
[B]Corporate includes reclassifications from equity to profit and loss of cumulative currency translation differences related to funding structures resulting in unfavourable movements of $1,122 million. These currency translation differences were previously recognised in other comprehensive income and accumulated in equity as part of accumulated other comprehensive income.

248	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
7. Segment information continued

2023

					$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Identified items included in Income before taxation
Divestment gains/(losses)	(22)	209	1	(46)	110	5	257
Impairment (impairments)/reversals	(3,147)	(1,187)	(509)	(2,690)	(767)	—	(8,300)
Redundancy and restructuring	(1)	(21)	(150)	(106)	(32)	(19)	(329)
Fair value accounting of commodity derivatives and certain gas contracts [A]	(4,754)	448	19	276	3,592	—	(419)
Other [A]	32	(615)	300	(66)	408	—	59
Total identified items included in Income before taxation	(7,892)	(1,166)	(339)	(2,632)	3,311	(14)	(8,732)
Total identified items included in Taxation credit/(charge)	1,030	(100)	85	497	(978)	(55)	479
Identified items included in Income for the period
Divestment gains/(losses)	(14)	208	1	(35)	114	3	277
Impairment (impairments)/reversals	(2,247)	(642)	(466)	(2,195)	(669)	—	(6,219)
Redundancy and restructuring	—	(9)	(113)	(82)	(25)	(12)	(241)
Fair value accounting of commodity derivatives and certain gas contracts [A]	(4,408)	128	26	214	2,755	—	(1,285)
Impact of exchange rate movements and inflationary adjustments on tax balances [A]	—	(295)	—	—	—	(60)	(355)
Other [A]	(193)	(656)	298	(37)	158	—	(430)
Impact on Income for the period	(6,862)	(1,266)	(254)	(2,135)	2,333	(69)	(8,253)
Impact on Income for the period attributable to non-controlling interest	—	—	(11)	—	—	—	(11)
Impact on Income for the period attributable to Shell plc shareholders	(6,862)	(1,266)	(243)	(2,135)	2,333	(69)	(8,242)
[A]For a detailed description see corresponding footnotes to the 2025 identified items table above.

249	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
7. Segment information continued
Information by geographic area is as follows:

2025

						$ million
	Europe		Asia, Oceania, Africa	USA	Other Americas	Total
Third-party revenue, by origin	91,808	[A]	90,838	57,728	26,512	266,886
Goodwill, other intangible assets, property, plant and equipment, joint ventures and associates at December 31	46,689	[B]	89,236	53,899	49,700	239,524
[A]Includes $28,746 million that originated from the UK.
[B]Includes $19,997 million located in the UK.

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

2025

							$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total [A]
Capital expenditure	3,952	8,849	1,841	2,716	1,477	112	18,947
Investments in joint ventures and associates	737	467	18	345	314	5	1,886
Investments in equity securities	—	—	3	2	75	2	82
Cash capital expenditure	4,689	9,316	1,862	3,063	1,866	119	20,915
[A]See Consolidated Statement of Cash Flows.

250	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
7. Segment information continued

2024

							$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total [A]
Capital expenditure	4,095	7,739	2,357	2,943	2,338	129	19,601
Investments in joint ventures and associates	672	150	88	347	138	9	1,404
Investments in equity securities	—	1	—	—	73	6	80
Cash capital expenditure	4,767	7,890	2,445	3,290	2,549	144	21,085
[A]See Consolidated Statement of Cash Flows.

2023

							$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total [A]
Capital expenditure	3,491	8,249	5,741	2,928	2,314	270	22,993
Investments in joint ventures and associates	705	94	49	84	261	9	1,202
Investments in equity securities	—	—	—	2	106	89	197
Cash capital expenditure	4,196	8,343	5,790	3,014	2,681	368	24,392
[A]See Consolidated Statement of Cash Flows.

8. Revenue [A]

			$ million
	2025	2024	2023
Crude oil	35,711	40,625	39,609
Oil products	114,660	129,554	144,985
Natural gas and NGL	22,825	19,309	28,010
LNG	33,467	30,923	32,976
Power	12,260	11,566	11,822
Lubricants	11,544	11,511	11,548
Chemicals products	6,922	8,529	8,360
Other [B]	19,963	22,330	23,703
Revenue from contracts with customers	257,352	274,347	301,013
Revenue from other sources	9,534	9,965	15,607
Total revenue	266,886	284,312	316,620
[A]Note 7 contains a detailed analysis of the total revenue by segment and geographic area.
[B]Other primarily includes sales of Naphtha, LPG, Condensate, (refined) Bitumen, and revenue from smaller sales of various other products.
Revenue from other sources related to fair value accounting of commodity derivatives.

251	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
9. Interest and other income

$ million
	2025		2024	2023
Interest income	1,960		2,372	2,313
Dividend income (from investments in equity securities)	82		83	49
Net gains/(losses) on sale and revaluation of non-current assets and businesses	3,190	[A]	(288)	257
Net foreign exchange losses on financing activities	(537)		(1,025)	(458)
Other	532		582	677
Total	5,227		1,724	2,838
[A]Mainly includes gain on the divestment of UK offshore oil and gas assets and US midstream operations.
Other includes amounts recognised in respect of sublease income from partners in joint operations (2025: $420 million, 2024: $493 million, 2023: $418 million).

10. Interest expense

$ million
	2025	2024	2023
Interest incurred and similar charges	2,363	2,800	2,669
Interest expense related to leases	1,866	1,722	1,772
Less: interest capitalised	(521)	(638)	(532)
Other net (gains)/losses on fair value and cash flow hedges of debt	(70)	(71)	45
Accretion expense	1,033	974	719
Total	4,671	4,787	4,673
The rate applied in determining the amount of interest capitalised in 2025 was 4.5% (2024: 4.0%, 2023: 4.0%).

11. Goodwill and other intangible assets

2025

	$ million
		Other intangible assets
	Goodwill	LNG off-take and sales contracts	Environmental certificates	Other		Total
Cost
At January 1	18,282	6,587	2,514	9,798		18,899
Additions	289	1,675	3,659	661		5,995
Sales, retirements and other movements [A]	(808)	—	(3,588)	(572)		(4,160)
Currency translation differences	252	—	294	461		755
At December 31	18,015	8,262	2,879	10,348		21,489
Depreciation, depletion and amortisation, including impairments
At January 1	2,250	4,194		5,225		9,419
Charge for the year [B]	161	706		645		1,351
Sales, retirements and other movements [A]	(122)	—		(517)		(517)
Currency translation differences	64	—		226		226
At December 31	2,353	4,900		5,579		10,479
Carrying amount at December 31	15,662	3,362	2,879	4,769	[C]	11,010
[A]Includes the reclassification of assets classified as held for sale. (See Note 19).
[B]Includes impairment losses and reversals (except for Goodwill). (See Note 13).
[C]Includes software ($1,470 million), power purchase agreements, retail customer relationships and trademarks.

252	Shell	Form 20-F 2025

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
Goodwill at December 31, 2025, related principally to the acquisition of BG Group plc in 2016, allocated to Integrated Gas ($4,945 million) and Upstream ($4,672 million) at the operating segment level, and to Pennzoil-Quaker State Company ($1,605 million), a lubricants business in the Marketing segment based largely in North America.

12. Property, plant and equipment

2025 [A]

	$ million
	Exploration and production		Manufacturing, supply and distribution
	Exploration and evaluation	Production		Other	Total
Cost
At January 1	7,214	273,025	103,907	46,600	430,746
Additions	985	13,095	5,292	4,451	23,823
Sales, retirements and other movements [B]	(1,707)	(13,489)	(1,494)	(3,395)	(20,085)
Currency translation differences	138	4,288	3,404	2,624	10,454
At December 31	6,630	276,919	111,109	50,280	444,938
Depreciation, depletion and amortisation, including impairments
At January 1	3,106	170,846	53,101	18,474	245,527
Charge for the year [C]	66	14,328	6,412	3,488	24,294
Sales, retirements and other movements [B]	(598)	(11,750)	(2,368)	(1,814)	(16,530)
Currency translation differences	76	2,869	2,476	1,149	6,570
At December 31	2,650	176,293	59,621	21,297	259,861
Carrying amount at December 31	3,980	100,626	51,488	28,983	185,077
[A]Includes right-of-use assets under leases. (See Note 22).
[B]Includes the reclassification of assets classified as held for sale. (See Note 19).
[C]Includes impairment losses and reversals. (See Note 13).

253	Shell	Form 20-F 2025

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
The carrying amount of property, plant and equipment at December 31, 2025, included $21,815 million (2024: $27,852 million) of assets under construction. This amount excludes exploration and evaluation assets. The decrease compared with 2024 is primarily attributable to the completion of asset construction in Integrated Gas in Canada. Remaining assets under construction mainly include projects in Integrated Gas in Australia and projects in Upstream in the USA, Brazil and Malaysia.
The carrying amount of exploration and production assets at December 31, 2025, included rights and concessions in respect of proved and unproved properties of $4,742 million (2024: $5,411 million). Exploration and evaluation assets principally comprise rights and concessions in respect of unproved properties and capitalised exploration drilling costs.
The total contractual commitments for the purchase and lease of property, plant and equipment at December 31, 2025, amounted to $6,260 million of which $2,940 million related to lease commitments.

Capitalised exploration drilling costs

	$ million
	2025	2024	2023
At January 1	2,054	3,136	2,911
Additions pending determination of proved reserves	842	1,104	1,967
Amounts charged to expense	(377)	(1,622)	(868)
Reclassifications to productive wells on determination of proved reserves	(265)	(333)	(874)
Other movements [A]	(110)	(231)	—
At December 31	2,144	2,054	3,136
[A] Includes the reclassification of assets classified as held for sale. (See Note 19).

	Projects		Wells
	Number	$ million	Number	$ million
Between 1 and 5 years	14	727	32	727
Between 6 and 10 years	8	702	15	644
Between 11 and 15 years	8	157	12	183
Between 16 and 20 years	5	96	7	128
Total	35	1,682	66	1,682
Exploration drilling costs capitalised for periods greater than one year at December 31, 2025, analysed according to the most recent year of activity, are presented in the table above. These comprise $147 million relating to four projects where drilling activities were under way or firmly planned for the future, and $1,535 million relating to 31 projects awaiting development concepts.

254	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
13. Impairment of property, plant and equipment, goodwill and other intangible assets

Impairments

	$ million
	2025	2024	2023
Impairment losses
Goodwill	161	510	635
Intangible assets other than goodwill	215	319	130
Property, plant and equipment, of which [A]	2,799	3,673	8,182
Exploration and production	881	783	4,820
Manufacturing, supply and distribution	686	1,278	2,785
Other	1,232	1,612	577
Total [B]	3,175	4,502	8,947
Impairment reversals
Intangible assets other than goodwill	—	—	135
Property, plant and equipment, of which [A]	42	333	627
Exploration and production	—	74	528
Manufacturing, supply and distribution	1	114	91
Other	41	145	8
Total [B]	42	333	762
[A]Includes right-of-use assets under leases. (See Note 22).
[B]See Note 7.
Discount rate and other assumptions
The discount rates applied in determining value in use reflect a current market assessment of the time value of money, adjusted for risks not included in forecast cash flows. The discount rate applied is based on a nominal post-tax weighted average cost of capital (WACC), with an indicative rate derived from the following key assumptions:

WACC assumptions

Risk-free rate Derived from benchmark US Treasury yields with maturities that align with the horizon typically applied in deriving equity market risk premiums.
Cost of debt [A]
Derived from observable risk premiums on corporate debt issued by comparable energy companies, using peer yield curves with maturities commensurate with other assumptions, and adjusted for a blended statutory tax rate.

Cost of equity [A]
Calculated per the capital asset pricing model. Equity risk premiums are derived from a range of published sources, adjusted to reflect a beta derived from a peer group of comparable energy companies.

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
The key assumptions noted above are subsequently calibrated to construct a reasonable range of expected returns, reflecting potential variability in market participant assumptions. This includes, amongst others, sensitivity adjustments for US Treasury yield maturities, a range of equity risk premium assumptions and the time horizons applied in calculating industry betas. The reasonability of the indicative discount rate is then assessed by reference to this range, to ensure it remains commensurate with the returns expected by market participants.
The rate is reassessed throughout the reporting period, with adjustments made when changes in assumptions applied would lead to a change in an investor's expected rate of return on a portfolio of similar assets. This assessment considers a range of factors, including macroeconomic forecasts, the historical volatility of key assumptions and the level of risking reflected in cash flow forecasts, including the extent to which systemic risks have been reflected in Shell's Operating Plan, which forms the basis of forecast cash flows in determining value in use.
Cash flow projections used in the determination of value in use were made using management's forecasts of commodity prices, market supply and demand, forecast expenditures, potential costs associated with operational GHG emissions, product margins including forecast refining margins, chemical margins and expected production volumes (see Note 2). The level of risking reflected in these assumptions is a consideration in management's assessment of the discount rate to be applied to avoid duplication of systemic and asset-specific risking in calculating value in use and to ensure the discount rate applied is commensurate with risks included in forecast cash flows.

255	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
13. Impairment of property, plant and equipment, goodwill and other intangible assets continued
The discount rate applied was a nominal post-tax WACC of 6% (2024: 6%) for the power activities in the Renewables and Energy Solutions segment and a nominal post-tax WACC of 7.5% (2024: 7.5%) for all other businesses. Management assessed the appropriateness of these discount rates in light of continued volatility in benchmark US Treasury yields observed during 2025. Management concluded that the discount rates remain appropriate and materially commensurate with other significant cash flow assumptions.
Recoverable value was predominantly assessed by reference to value in use in segments other than the Renewables and Energy Solutions segment. The pre-tax discount rates applied for value in use impairment testing vary according to the characteristics of the asset, including its useful life and cash flow profiles. The weighted average pre-tax discount rate applied in the recognition of impairment charges during the year was 9.9% for segments other than the Renewables and Energy Solutions segment.
The near-term commodity price assumptions applied in impairment testing were as follows:

Commodity price assumptions [A]

2025	2026	2027	2028	2029
Brent crude oil ($/b)	60	70	70	74
Henry Hub natural gas ($/MMBtu)	3.90	3.80	3.60	3.80

2024	2025	2026	2027	2028
Brent crude oil ($/b)	70	70	70	74
Henry Hub natural gas ($/MMBtu)	3.30	4.00	4.00	4.24
[A]Money of the day.
For periods after 2029, the real-term price assumptions applied were: $70 per barrel (/b) (2024: $70/b) for Brent crude oil, and a linear increase from $3.50 per million British thermal units (/MMBtu) to $4.50/MMBtu in 2049 (2024: $5.00/MMBtu) for Henry Hub natural gas.
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
For Renewables and Energy Solutions segment, the recoverable value was determined by reference to fair value less costs of disposal. In determining fair value, adjustments are made to forecast cash flows to reflect assumptions used by market participants. These adjustments predominantly relate to the discount rate applied, commodity price assumptions and where relevant other adjustments to reflect comparable transactions.
Impairments of $0.1 billion were recognised during 2025 in respect of property, plant and equipment, goodwill and other intangible assets for which recoverable value was determined by reference to fair value less costs of disposal. The associated carrying value of these assets at December 31, 2025, was $0.5 billion, relating to assets in Renewables and Energy Solutions.
Impairments of $1.2 billion were recognised during 2024 in respect of property, plant and equipment, goodwill and other intangible assets for which recoverable value was determined by reference to fair value less costs of disposal. The associated carrying value of these assets at December 31, 2024, was $1 billion in Marketing and $0.9 billion relating to assets in Renewables and Energy Solutions. The majority of the assets for which the recoverable value was determined by reference to fair value less costs of disposal were related to assets classified as held for sale (see Note 19).
Goodwill
Goodwill impairments of $161 million in 2025 are mainly recognised in Marketing.
Goodwill impairments of $510 million in 2024 are mainly recognised in Renewables and Energy Solutions, triggered by a portfolio choice regarding renewable generation assets in North America.
Goodwill impairments of $635 million in 2023 were mainly recognised in Renewables and Energy Solutions primarily related to an asset in North America, triggered by annual goodwill impairment testing reflecting factors including the impact of the deteriorated macro-environment.
Property, plant and equipment
Exploration and production
Impairment losses recognised in Exploration and production in 2025 of $881 million mainly related to assets in Integrated Gas ($677 million) and Upstream ($197 million). Impairments recognised in Integrated Gas mainly related to an asset located in Australia, triggered due to lower forecasted commodity price assumptions. Impairment losses recognised in Upstream principally relate to projects in Europe, triggered by lower production and lower forecast commodity price assumptions.

256	Shell	Form 20-F 2025

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
Manufacturing, supply and distribution
Impairment losses recognised in Manufacturing, supply and distribution in 2025 of $686 million mainly related to additional capital expenditure on an already fully impaired refinery located in Europe and an energy and chemicals park located in Singapore, due to remeasurement of the fair value less costs of disposal, and to various other assets in Chemicals and Products.
Impairment losses recognised in Manufacturing, supply and distribution in 2024 of $1,278 million mainly related to an energy and chemicals park located in Singapore, due to remeasurement of the fair value less costs of disposal triggered by a sales agreement reached, and to various smaller assets in Chemicals and Products.
Impairment losses recognised in Manufacturing, supply and distribution in 2023 of $2,785 million mainly related to an energy and chemicals park located in Singapore in Chemicals and Products, triggered by lower expected chemical margins and associated with portfolio choices.
Other
Other impairment losses in 2025 of $1,232 million mainly related to impairments in Marketing ($1,073 million) and various smaller assets in all other segments. The impairment in Marketing principally relates to a biofuels facility located in the Netherlands, triggered by the decision not to restart construction of the planned biofuels facility at the Shell Energy and Chemicals Park.
Other impairment losses in 2024 of $1,612 million mainly related to impairments in Marketing ($1,518 million), assets in Renewables and Energy Solutions ($52 million) and various smaller assets in Integrated Gas, Upstream, and Chemicals and Products. The impairment in Marketing principally relates to a biofuels facility located in the Netherlands, triggered by a temporary pause of on-site construction work.
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
Sensitivities
The main sensitivities in relation to value in use impairment assessment are commodity price assumptions in Integrated Gas and Upstream, refining and chemical margins in Chemicals and Products, and discount rates in all segments.
Commodity price assumptions
A change of -10% or +10% in the commodity price assumptions over the entire cash flow projection period would ceteris paribus result in $7-10 billion in impairments or $2-5 billion in impairment reversal, respectively, in Integrated Gas and Upstream. In addition to the above, the recoverable value of certain assets (including the Adura JV, see Note 14) is determined by reference to fair value. The carrying amount of these assets reflect market participant assumptions and are hence less sensitive to the commodity price outlook per Shell's Operating Plan. A 10% lower oil price to the fair value of the Adura joint venture could lead, ceteris paribus, to a recoverable amount that would be up to $1 billion lower than its carrying value. Upon formation, the fair value of the Adura JV was determined using a long-term Brent price assumption of $70/b (RT 25).
Refining margins
Refining margins applied for impairment testing by reference to value in use are at an average of $9/bbl (20-year average). A change of -$1/bbl or +$1/bbl in long-term refining margins over the entire cash flow projection period would ceteris paribus result in up to $1.5 billion impairments or no impairment reversal, respectively, in Chemicals and Products.
Chemical margins
Chemical margins applied for impairment testing by reference to value in use are at an average of $299.5/tonne (20-year average). A change of -$30/tonne or +$30/tonne in long-term chemical margins over the entire cash flow projection period would ceteris paribus result in up to
$0.5 billion in impairments or no impairment reversal, respectively, in Chemicals and Products.

257	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
13. Impairment of property, plant and equipment, goodwill and other intangible assets continued
Discount rates
A change of +1% in the discount rate would ceteris paribus result in $3-6 billion in impairments in Integrated Gas and Upstream, up to $2 billion in Chemicals and Products, up to $1 billion in Marketing and would have no significant impact in other segments.
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
14. Joint ventures and associates

Shell share of comprehensive income of joint ventures and associates

									$ million
	2025				2024				2023
	Joint ventures	Associates	Total		Joint ventures	Associates	Total		Joint ventures	Associates	Total
Income for the period	243	1,375	1,618	[A]	970	2,023	2,993	[B]	1,619	2,106	3,725
Other comprehensive income/(loss) for the period	131	—	131		(71)	—	(71)		(183)	—	(183)
Comprehensive income for the period	374	1,375	1,749		899	2,023	2,922		1,436	2,106	3,542
[A]Includes impairment charges of $554 million, mainly related to joint ventures and associates in the Marketing segment.
[B]Includes impairment charges of $873 million, mainly related to joint ventures and associates in the Renewables and Energy Solutions segment.

Carrying amount of interests in joint ventures and associates

	$ million
	Dec 31, 2025			Dec 31, 2024
	Joint ventures	Associates	Total	Joint ventures	Associates	Total
Net assets	19,814	7,961	27,775	15,783	7,662	23,445
On December 1, 2025, Shell finalised the formation of the Adura joint venture with Equinor. This joint venture comprises Shell and Equinor's former UK offshore oil and gas assets and related expertise. At December 31, 2025, the amount recognised under the equity method was $4,991 million, representing the fair value of Shell's share of net assets.

Transactions with joint ventures and associates

	$ million
	2025	2024	2023
Sales and charges to joint ventures and associates	8,389	9,652	10,223
Purchases and charges from joint ventures and associates	11,770	13,076	15,084
These transactions principally comprise sales and purchases of goods and services in the ordinary course of business. Related balances outstanding at December 31, 2025, and 2024, are presented in Notes 16 and 20.

Other arrangements in respect of joint ventures and associates

	$ million
	Dec 31, 2025	Dec 31, 2024
Commitments to make purchases from joint ventures and associates [A]	1,632	1,078
Commitments to provide debt or equity funding to joint ventures and associates	215	323
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

258	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
15. Investments in securities

Investments in securities

	$ million
	Dec 31, 2025	Dec 31, 2024
Equity securities:	1,079	1,104
Equity securities at fair value through other comprehensive income	1,079	1,104
Debt securities:	478	1,151
Debt securities at amortised cost	39	37
Debt securities at fair value through other comprehensive income	399	1,017
Debt securities at fair value through profit or loss	40	97
Total	1,557	2,255
At fair value
Measured by reference to prices in active markets for identical assets	580	1,197
Measured by reference to other observable inputs	70	95
Measured using more than an insignificant proportion of unobservable inputs	868	926
Total	1,518	2,218
At cost	39	37
Total	1,557	2,255
As at December 31, 2025, investments included equity securities comprising interests in which Shell has no significant influence and debt securities, principally comprising assets held in escrow in relation to the Group's UK pension arrangements.

Investments in securities measured using more than an insignificant proportion of unobservable inputs [A]

	$ million
	2025	2024
At January 1	926	1,143
Losses recognised in other comprehensive income	(63)	(16)
Purchases	80	63
Sales	(49)	(260)
Other movements	(26)	(4)
At December 31	868	926
[A]Based on expected dividend flows, adjusted for country and other risks as appropriate and discounted to their present value.
16. Trade and other receivables

	$ million
	Dec 31, 2025		Dec 31, 2024
	Current	Non-current	Current	Non-current
Trade receivables	30,005	—	31,041	—
Lease receivables	194	778	189	875
Other receivables	9,288	5,668	8,014	3,528
Amounts due from joint ventures and associates	788	174	903	152
Prepayments and deferred charges	4,322	1,632	5,713	1,463
Total	44,597	8,252	45,860	6,018
The fair value of financial assets included above approximates the carrying amount and was determined from predominantly unobservable inputs.
Other receivables at December 31, 2025, included current and non-current deferred consideration on the divestment of assets of $1,904 million (2024: $376 million), current indirect tax receivables of $1,597 million (2024: $1,490 million), current government subsidies of $1,082 million (2024: $795 million), non-current income tax receivables of $805 million (2024: $680 million) and current income tax receivables of $483 million (2024: $391 million).
Provisions for impairments deducted from trade and other receivables amounted to $1,466 million at December 31, 2025 (2024: $1,253 million).

259	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
16. Trade and other receivables continued
Allowance for expected credit losses -- trade receivables
Shell uses a provision matrix to calculate expected credit losses (ECL) for trade receivables. The provision matrix is initially based on Shell's historical observed default rates. Shell calculates the ECL to adjust the historical credit loss experienced with forward-looking information.
At December 31, 2025, represented a range of 0.36-0.50% applied to trade receivables resulted in a $150 million ECL. A further ECL of $902 million was established in addition to all other impairments to trade receivables as at December 31, 2025, outside the provision matrix calculations, which is predominantly made up of trading loans.

Lease receivables
Lease contracts where Shell is the lessor are classified as finance leases or operating leases. Receivables for lease contracts classified as finance leases are as follows:

		$ million
	Dec 31, 2025	Dec 31, 2024
Less than 1 year	225	234
Between 1 and 5 years	553	732
5 years and later	339	316
Total undiscounted lease payments receivable	1,117	1,282
Unearned finance income	145	218
Net investment in leases	972	1,064
In addition, at December 31, 2025, Shell is entitled to future contractual payments under operating leases of $264 million (2024: $277 million).
17. Inventories

	$ million
	Dec 31, 2025	Dec 31, 2024
Oil, gas and chemicals	17,925	20,211
Environmental certificates	2,699	1,602
Materials	1,592	1,613
Total	22,216	23,426
Inventories at December 31, 2025, included write-downs to net realisable value of $783 million (2024: $483 million).
18. Cash and cash equivalents

	$ million
	Dec 31, 2025	Dec 31, 2024
Cash	4,867	5,551
Short-term bank deposits	8,370	10,706
Money market funds, reverse repos and other cash equivalents	16,979	22,853
Total	30,216	39,110
In 2025, cash continued to be invested with an emphasis on capital preservation. Information about credit risk is presented in Note 26. Included in cash and cash equivalents at December 31, 2025, were amounts totalling $586 million (2024: $1,274 million) subject to currency controls or other legal restrictions.

260	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
19. Assets held for sale

			$ million
		Dec 31, 2025			Dec 31, 2024 [A]
	Current	Non-current	Total	Current	Non-current	Total
Intangible assets	—	17	17	—	67	67
Property, plant and equipment	—	662	662	—	8,283	8,283
Joint ventures and associates	—	32	32	—	—	—
Deferred tax	—	46	46	—	—	—
Retirement benefits	—	—	—	—	—	—
Trade and other receivables	130	11	141	276	47	323
Derivative financial instruments	—	—	—	4	—	4
Inventories	132	—	132	1,180	—	1,180
Assets classified as held for sale	262	768	1,030	1,460	8,397	9,857
Debt	22	163	185	49	575	624
Trade and other payables	82	1	83	476	8	484
Deferred tax	—	—	—	—	2,042	2,042
Retirement benefits	—	—	—	—	—	—
Decommissioning and other provisions	41	474	515	134	2,919	3,053
Income taxes payable	37	—	37	—	—	—
Liabilities directly associated with assets classified as held for sale	182	638	820	659	5,544	6,203
[A]All assets classified as held for sale at December 31, 2024, were sold in 2025 except for Shell's UK Southern North Sea offshore natural gas assets.
At December 31, 2025, assets held for sale mainly related to Shell's UK Southern North Sea offshore natural gas assets in Upstream and two retail operations in Mexico and Indonesia in Marketing. The disposal of assets classified as held for sale at December 31, 2025, are expected to be completed in 2026 except for UK Southern North Sea offshore natural gas assets as the disposal of these assets is no longer considered highly probable since January 2026.
20. Trade and other payables

	$ million
	Dec 31, 2025		Dec 31, 2024
	Current	Non-current	Current	Non-current
Trade payables	28,140	—	29,767	—
Other payables [A]	10,621	4,061	9,838	2,990
Sales taxes, excise duties and similar levies	2,861	—	3,439	—
Amounts due to joint ventures and associates	5,225	133	6,410	67
Accruals and deferred income	10,923	269	11,239	233
Total	57,770	4,463	60,693	3,290
[A]Includes obligations under environmental compliance schemes of $5,321 million as at December 31, 2025 (2024: $3,935 million). (See Note 5).
The fair value of financial liabilities included above approximates the carrying amount and was determined from predominantly unobservable inputs.
Other payables include amounts due to joint arrangement partners.
Information about offsetting, collateral and liquidity risk is presented in Note 26.

261	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
21. Debt

Debt

	$ million
	Dec 31, 2025			Dec 31, 2024
	Debt (excluding lease liabilities)	Lease liabilities [A]	Total	Debt (excluding lease liabilities)	Lease liabilities [A]	Total
Current debt:	4,517	4,611	9,128	6,920	4,710	11,630
Short-term debt	506		506	642		642
Long-term debt due within 1 year	4,011	4,611	8,622	6,278	4,710	10,988
Non-current debt	42,193	24,322	66,515	41,456	23,992	65,448
Total	46,710	28,933	75,643	48,376	28,702	77,078
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

Net debt

					$ million
	(Asset)/liability
	Current debt	Non-current debt	Derivative financial instruments	Cash and cash equivalents (see Note 18)	Net debt
At January 1, 2025	11,630	65,448	841	(39,110)	38,809
Cash flow	(11,799)	2,651	1,256	9,760	1,868
Lease additions [A]	840	3,133			3,973
Other movements	8,067	(6,783)	(50)	—	1,234
Currency translation differences and foreign exchange (gains)/losses	390	2,066	(1,787)	(866)	(197)
At December 31, 2025	9,128	66,515	260	(30,216)	45,687
At January 1, 2024	9,931	71,610	775	(38,774)	43,542
Cash flow	(9,653)	35	(594)	(1,097)	(11,309)
Lease additions [A]	763	5,083			5,846
Other movements	10,909	(10,040)	(319)	—	550
Currency translation differences and foreign exchange losses/(gains)	(320)	(1,240)	979	761	180
At December 31, 2024	11,630	65,448	841	(39,110)	38,809
[A]Further analysis of lease liabilities is provided in Note 22.

Borrowing facilities and amounts undrawn

	$ million
	Facility		Amount undrawn
	Dec 31, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024
CP programmes	20,000	20,000	20,000	20,000
EMTN programme	unlimited	N/A	N/A	N/A
US shelf registration	unlimited	unlimited	N/A	N/A
Committed credit facilities	8,000	8,000	8,000	8,000

262	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
21. Debt continued
During 2025, Shell had access to international debt capital markets via two commercial paper (CP) programmes, a US universal shelf (US shelf) registration and a Euro medium-term note (EMTN) programme. Issuances under the CP programmes are supported by a committed credit facility and cash.
Shell can issue debt of up to $10,000 million under each of the two CP programmes, with maximum maturities ranging between 183 days and 364 days depending on the form of the notes issued.
The US shelf registration provides Shell with the flexibility to issue debt securities, ordinary shares, preferred shares and warrants. The registration must be updated every three years. During 2025, $2,350 million debt was issued under this registration (2024: no debt issued).
The EMTN programme was updated in May 2025. During 2025, no debt was issued under this programme (2024: no debt issued).
In September 2025, Shell refinanced its revolving credit facility (RCF) across 26 banks for $8,000 million. The facility is in place until at least 2030, with extension options at the discretion of each lender, to take the final maturity to 2032 (2024: $8,000 million expiring in 2026). The terms and availability are not conditional on Shell's financial ratios nor its credit ratings.
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

2025

	$ million
	Contractual payments
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total	Difference from carrying amount	Carrying amount
Bonds	3,922	2,638	5,678	2,438	3,771	26,635	45,082	(336)	44,746
EMTN	1,172	2,638	4,178	938	671	6,485	16,082	(220)	15,862
US shelf	2,750	—	1,500	1,500	3,100	20,150	29,000	(116)	28,884
Bank and other borrowings	596	167	530	230	263	178	1,964	—	1,964
Total (excluding interest)	4,518	2,805	6,208	2,668	4,034	26,813	47,046	(336)	46,710
Interest	1,412	1,341	1,324	1,186	1,103	11,589	17,955

2024

	$ million
	Contractual payments
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total	Difference from carrying amount	Carrying amount
Bonds	6,036	3,792	2,344	5,207	2,333	27,369	47,081	(395)	46,686
EMTN	3,286	1,042	2,344	3,707	833	6,469	17,681	(260)	17,421
US shelf	2,750	2,750	—	1,500	1,500	20,900	29,400	(135)	29,265
Bank and other borrowings	885	169	69	289	32	246	1,690	—	1,690
Total (excluding interest)	6,921	3,961	2,413	5,496	2,365	27,615	48,771	(395)	48,376
Interest	1,437	1,265	1,184	1,162	1,055	12,214	18,317
Interest rate swaps have been entered into against certain fixed rate debt affecting the effective interest rate on these balances (see Note 26).
The fair value of debt excluding lease liabilities at December 31, 2025, was $43,142 million (2024: $44,119 million), mainly determined from the prices quoted for those securities. The difference between the fair value of debt and the carrying amount is predominantly related to the difference between the fixed rate and the current market rate.

263	Shell	Form 20-F 2025

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
Right-of-use assets
Right-of-use assets are included in property, plant and equipment for the following amounts:

2025

	$ million
		Manufacturing, supply and distribution
	Production		Other [C]	Total
Cost
At January 1	13,565	23,738	9,927	47,230
Additions	886	2,097	1,048	4,031
Sales, retirements and other movements [A]	(647)	(1)	(1,019)	(1,667)
Currency translation differences	127	271	276	674
At December 31	13,931	26,105	10,232	50,268
Depreciation, depletion and amortisation, including impairments
At January 1	7,754	9,305	3,718	20,777
Charge for the year [B]	1,552	2,915	1,133	5,600
Sales, retirements and other movements [A]	(1,002)	(850)	(814)	(2,666)
Currency translation differences	82	49	94	225
At December 31	8,386	11,419	4,131	23,936
Carrying amount at December 31	5,545	14,686	6,101	26,332
[A]Includes the reclassification of right-of-use assets to assets held for sale.
[B]Includes impairment losses ($352 million).
[C]Other mainly includes lease contracts for retail sites, land and buildings in Marketing, Renewables and Energy Solutions, and Corporate.

2024

	$ million
		Manufacturing, supply and distribution
	Production		Other [C]	Total
Cost
At January 1	12,597	19,485	12,151	44,233
Additions	1,669	4,912	660	7,241
Sales, retirements and other movements [A]	(554)	(565)	(2,463)	(3,582)
Currency translation differences	(147)	(94)	(421)	(662)
At December 31	13,565	23,738	9,927	47,230
Depreciation, depletion and amortisation, including impairments
At January 1	7,146	8,049	4,959	20,154
Charge for the year [B]	1,525	2,837	1,066	5,428
Sales, retirements and other movements [A]	(891)	(1,552)	(2,130)	(4,573)
Currency translation differences	(26)	(29)	(177)	(232)
At December 31	7,754	9,305	3,718	20,777
Carrying amount at December 31	5,811	14,433	6,209	26,453
[A]Includes the reclassification of right-of-use assets to assets held for sale.
[B]Includes impairment losses ($438 million) and reversals ($11 million).
[C]Other mainly includes lease contracts for retail sites, land and buildings in Marketing, Renewables and Energy Solutions, and Corporate.

264	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
22. Leases continued
Lease arrangements
Shell also has certain lease contracts of items with lease terms of 12 months or less. For these lease contracts, Shell applies the short-term lease recognition exemption. Lease expenses not included in the measurement of lease liability are given in the table below.

Lease expenses not included in the measurement of lease liability

		$ million
	2025	2024
Expense relating to short-term leases	404	360
Expense relating to variable lease payments	1,423	1,448
The total cash outflow in respect of leases representing repayments of principal and payment of interest in 2025 was $7,127 million (2024: $6,891 million), recognised in Repayment and interest paid in the Consolidated Statement of Cash Flows.
The future lease payments under lease contracts and the carrying amounts at December 31, by payment date are as follows:

2025

	$ million
	Contractual lease payments		Interest	Lease liabilities
Less than 1 year	6,263		1,652	4,611
Between 1 and 5 years	15,866		4,683	11,183
5 years and later	20,029		6,890	13,139
Total	42,158	[A]	13,225	28,933
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

2024

	$ million
	Contractual lease payments	Interest	Lease liabilities
Less than 1 year	6,367	1,657	4,710
Between 1 and 5 years	15,772	4,662	11,110
5 years and later	19,814	6,932	12,882
Total	41,953	13,251	28,702

23. Taxation

Taxation charge

	$ million
	2025	2024	2023
Current tax:
Charge in respect of current period	11,752	13,648	13,066
Adjustments in respect of prior periods	(277)	58	(422)
Total	11,475	13,706	12,644
Deferred tax:
Relating to the origination and reversal of temporary differences, tax losses and credits	(356)	(491)	(305)
Relating to changes in tax rates and legislation	593	112	242
Adjustments in respect of prior periods	(75)	74	410
Total	162	(305)	347
Total taxation charge	11,637	13,401	12,991

265	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
23. Taxation continued
Adjustments in respect of prior periods relate to events in the current period and reflect the effects of changes in rules, facts or other factors compared with those used in establishing the current tax position or deferred tax balance in prior periods.

Pillar Two [A]
	$ million
	2025	2024	2023
Taxation charge	11,637	13,401	12,991
Of which:
Income tax excluding Pillar Two income tax	11,339	13,150	12,991
Income tax related to Pillar Two income tax	298	251	—
[A]Shell has applied the exception, as set out in the amendments to IAS 12 Income Taxes, to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

Reconciliation of applicable tax charge at statutory tax rates to taxation charge

			$ million
	2025	2024	2023
Income before taxation	29,756	29,922	32,627
Less: share of profit of joint ventures and associates	(1,618)	(2,993)	(3,725)
Income before taxation and share of profit of joint ventures and associates	28,138	26,929	28,902
Applicable tax charge at standard statutory tax rates	12,036	11,782	11,921
Adjustments in respect of prior periods	(352)	132	(12)
Tax effects of:
Expenses not deductible for tax purposes	538	747	1,225
Incentives for investment and development	(300)	(374)	(553)
Derecognition of deferred tax assets	373	255	243
Changes in tax rates and legislation	593	112	242
Income not subject to tax at standard statutory rates	276	360	(213)
Disposals	(1,553)	(134)	(113)
Exchange rate differences	(212)	(12)	89
Other reconciling items	238	533	162
Taxation charge	11,637	13,401	12,991
Weighted average of statutory tax rates [A]	43%	44%	41%
Effective tax rate based on income before taxation [B]	39%	45%	40%
Effective tax rate based on income before taxation excluding share of profit of joint ventures and associates [C]	41%	50%	45%
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
Compared with 2024, the decrease in the weighted average of statutory tax rates mainly reflects a higher proportion of total earnings in countries subject to relatively lower taxation rates.
Adjustments in respect of disposals principally related to the divestment of Shell Petroleum Development Company of Nigeria (SPDC) and the formation of the Adura JV (see Note 14).
Adjustments in respect of changes in tax rates and legislation principally relate to the extension of the UK Energy Profits Levy until March 2030, enacted in 2025.

266	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
23. Taxation continued

2025 – Deferred tax

						$ million
Deferred tax asset	Decommissioning and other provisions	Property, plant and equipment	Tax losses and credits carried forward	Retirement benefits	Other	Total
At January 1, 2025	6,841	1,814	3,567	1,854	5,235	19,311
Credit/(charge) to income	396	(271)	455	(8)	(70)	502
Currency translation differences	194	11	164	78	13	460
Other comprehensive income	4	—	7	165	43	219
Other movements	(1,003)	(27)	69	(488)	(46)	(1,495)
At December 31, 2025	6,432	1,527	4,262	1,601	5,175	18,997
Deferred tax liability
At January 1, 2025		(18,914)		(3,250)	(3,795)	(25,959)
(Charge)/credit to income		(1,130)		57	414	(659)
Currency translation differences		(229)		(271)	(79)	(579)
Other comprehensive income		(2)		2,001	27	2,026
Other movements		2,472		4	(112)	2,364
At December 31, 2025		(17,803)		(1,459)	(3,545)	(22,807)
Net deferred tax liability at December 31, 2025						(3,810)
Deferred tax asset/(liability) as presented in the balance sheet at December 31, 2025
Deferred tax asset						8,173
Deferred tax liability						(11,983)

2024 – Deferred tax

						$ million
Deferred tax asset	Decommissioning and other provisions	Property, plant and equipment	Tax losses and credits carried forward	Retirement benefits	Other	Total
At January 1, 2024	7,577	1,584	4,280	1,750	4,432	19,623
(Charge)/credit to income	528	254	(388)	—	799	1,193
Currency translation differences	(94)	(7)	(129)	(77)	(31)	(338)
Other comprehensive income	—	—	33	(162)	46	(83)
Other movements	(1,170)	(17)	(229)	343	(11)	(1,084)
At December 31, 2024	6,841	1,814	3,567	1,854	5,235	19,311
Deferred tax liability
At January 1, 2024		(21,996)		(2,880)	(3,640)	(28,516)
Credit/(charge) to income		(799)		(138)	49	(888)
Currency translation differences		231		386	68	685
Other comprehensive income		(2)		(267)	(15)	(284)
Other movements		3,652		(351)	(257)	3,044
At December 31, 2024		(18,914)		(3,250)	(3,795)	(25,959)
Net deferred tax asset at December 31, 2024						(6,648)
Deferred tax asset/(liability) as presented in the balance sheet at December 31, 2024
Deferred tax asset						6,857
Deferred tax liability						(13,505)
The presentation in the balance sheet takes into consideration the offsetting of deferred tax assets and deferred tax liabilities within the same tax jurisdiction, where this is permitted. The overall deferred tax position in a particular tax jurisdiction determines if a deferred tax balance related to that jurisdiction is presented within deferred tax assets or deferred tax liabilities.

267	Shell	Form 20-F 2025

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
The deferred tax category property, plant and equipment also includes deferred tax positions in respect of investments in partnerships in the USA that are considered pass-through entities by its parent for tax purposes.
Deferred tax assets of $8,173 million (2024: $6,857 million) are recognised only to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those assets are likely to be recovered, and a judgement as to whether there will be sufficient taxable profits available to offset the assets. It is considered probable based on business forecasts that such taxable profits will be available. For Marketing, as well as Chemicals and Products, additional judgement is required; in some jurisdictions the assessment of forecasted taxable profits resulting in deferred tax asset recognition of $283 million (2024: $315 million) extends for an additional 10 years beyond Shell's regular 10-year planning horizon. In those situations, additional risking has been applied to the forecast of taxable profits. For Integrated Gas and Upstream, deferred tax assets recognised are expected to be recovered within the period of production of each asset. For deferred tax assets of $1,079 million (2024: $625 million) as at December 31, 2025, this period extends beyond 10 years.
The amount of deferred tax assets that are dependent on future taxable profits not arising from the reversal of existing deferred tax liabilities, and that relate to tax jurisdictions where Shell has suffered a loss in the current or preceding year, was $6,166 million at December 31, 2025 (2024: $4,022 million). The increase compared with 2024 is mainly due to the inclusion of entities with higher deferred tax assets, which have generated tax losses in 2025.

Expected expiration of unused tax losses, unrecognised deductible temporary differences and tax credits

		$ million
Expected expiration	Dec 31, 2025	Dec 31, 2024
Less than 1 year	1,041	375
Between 1 and 5 years	682	1,318
5 years and later [A]	75,324	75,768
Total	77,047	77,461
[A]Includes unrecognised losses for Petroleum Resource Rent Tax (PRRT) in Australia totalling $48,021 million as at the end of the most recent PRRT fiscal year, June 30, 2025 (June 30, 2024: $49,893 million).
Excluding unrecognised tax losses for PRRT, the unrecognised deductible temporary differences, unused tax losses and credits carried forward amounted to $29,026 million at December 31, 2025 (2024: $27,568 million), and included amounts of $27,303 million (2024: $25,875 million) that are subject to time limits for utilisation of five years or later, or are not time limited.
Unrecognised taxable temporary differences associated with undistributed retained earnings of investments in subsidiaries, joint ventures and associates amounted to $3,662 million at December 31, 2025 (2024: $4,504 million). These retained earnings are subject to withholding tax upon distribution.
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

268	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
24. Retirement benefits continued

Financial position

	$ million
	Dec 31, 2025	Dec 31, 2024
Obligations	(67,718)	(66,054)
Plan assets	72,913	69,707
Asset ceilings [A]	(7,279)	(402)
(Deficit)/Surplus	(2,084)	3,251
Retirement benefits in the Consolidated Balance Sheet:
Non-current assets	5,052	10,003
Non-current liabilities:	(7,136)	(6,752)
Non-current liabilities - Pensions	(4,152)	(3,874)
Non-current liabilities - OPEB	(2,984)	(2,878)
Total	(2,084)	3,251
[A] Mainly relates to the recognition of an asset ceiling in the Netherlands pension fund arising from regulatory changes under the "Wet Toekomst Pensioenen" (WTP) pension legislation.

Retirement benefit expense

	$ million
	2025	2024	2023
Defined benefit plans:
Current service cost, net of plan participants' contributions	680	802	731
Interest expense on defined pension benefit obligations	2,769	2,757	3,072
Interest income on plan assets	(3,153)	(2,999)	(3,417)
Interest expense on OPEB obligations	172	154	166
Current OPEB service cost	31	38	36
Interest expenses on asset ceilings	92	10	10
Other [A]	(31)	(467)	252
Total	560	295	850
Defined contribution plans	515	514	474
Total retirement benefit expense	1,075	809	1,324
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

Remeasurements

	$ million
	2025	2024	2023
Actuarial gains/(losses) on obligations:
Due to changes in financial assumptions on pensions [A]	3,581	4,445	(1,513)
Due to changes in financial assumptions on OPEB [A]	(174)	249	(264)
Due to experience adjustments on pensions [B]	(537)	(701)	(491)
Due to experience adjustments on OPEB [B]	140	(259)	230
Due to changes in demographic assumptions on pensions [C]	(148)	445	(299)
Due to changes in demographic assumptions on OPEB [C]	9	87	(38)
Total	2,871	4,266	(2,375)
Return on plan assets in (shortage)/excess of interest income	(2,449)	(2,319)	1,243
Adjustments in respect to changes in asset ceilings [D]	(6,725)	(86)	49
Other movements	(10)	(7)	(5)
Total remeasurements	(6,313)	1,854	(1,088)
[A]Mainly relates to changes in the discount rate and inflation assumptions.
[B]Experience adjustments arise from differences between the actuarial assumptions made in respect of the year and actual outcomes.
[C]Mainly relates to updates in mortality assumptions.
[D]Mainly relates to the recognition of an asset ceiling in the Netherlands pension fund arising from regulatory changes under the WTP pension legislation.

269	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
24. Retirement benefits continued
Defined benefit plan obligations

2025

	$ million, except where indicated
	Pension benefits					Other post-employment benefits
	The Netherlands	UK	USA	Rest of the world		OPEB [B]	Total
At January 1	23,577	16,957	9,596	13,046		2,878	66,054
Current service cost	168	102	199	193		31	693
Interest expense	811	907	485	566		172	2,941
Actuarial (gains)/losses	(2,636)	(248)	282	(294)		25	(2,871)
Benefit payments	(1,158)	(1,151)	(732)	(912)		(156)	(4,109)
Other movements	—	(8)	1	(14)		(9)	(30)
Currency translation differences	2,836	1,175	—	985		44	5,040
At December 31	23,598	17,734	9,831	13,570	[A]	2,985	67,718
Comprising:
Funded pension plans	23,598	17,352	9,089	11,348			61,387
Weighted average duration	14 years	12 years	12 years	13 years			13 years
Unfunded pension plans		382	742	2,222			3,346
Weighted average duration		13 years	8 years	11 years			11 years
Unfunded OPEB plans						2,985	2,985
Weighted average duration						14 years	14 years
[A]Rest of the world includes pension plans in Germany ($3,260 million) and Canada ($3,772 million) which are the largest pension plans in this category.
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
[A]Other movements mainly include an insurance contract with a third-party company in the USA to settle $5,052 million of pension liabilities.
[B]Rest of the world includes pension plans in Germany ($3,234 million) and Canada ($3,641 million), which are the largest pension plans in this category.
[C]Mainly related to post-retirement medical benefits in the USA.

270	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
24. Retirement benefits continued
Defined benefit plan assets

2025

	$ million
	Pension benefits
	The Netherlands	UK	USA	Rest of the world		Total
At January 1	28,330	19,560	9,425	12,392		69,707
Return on plan assets in excess of interest income	(2,098)	(479)	64	64		(2,449)
Interest income	983	1,052	486	632		3,153
Employer contributions	218	19	297	105	[A]	639
Plan participants' contributions	11	16	—	6		33
Benefit payments	(1,158)	(1,151)	(732)	(864)		(3,905)
Other movements	(11)	(22)	(11)	68		24
Currency translation differences	3,428	1,371	—	912		5,711
At December 31	29,703	20,366	9,529	13,315	[B]	72,913
[A]Includes a netted amount of $124 million received from a captive structure in relation to pension plans reinsured in Rest of the world.
[B]Rest of the world includes pension plans in Germany ($3,123 million) and Canada ($3,111 million), which are the largest pension plans in this category.

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
[A]Other movements mainly include an insurance contract with a third-party company in the USA to settle $4,920 million of plan assets.
[B]Includes the netted amount of $108 million received from the captive structure in relation to pension plans reinsured in Rest of the world.
[C]Rest of the world includes pension plans in Germany ($2,705 million) and Canada ($3,179 million), which are the largest pension plans in this category.
The table below presents percentages derived from a weighted average calculation of the investments in the plan assets.

Type of pension assets

	2025	2024
Quoted in active markets:
Equities [A]	12%	12%
Debt securities [B]	62%	68%
Real estate	2%	2%
Unquoted
Equities	12%	13%
Debt securities	1%	4%
Real estate	6%	6%
Investment funds	3%	3%
Debt repurchase agreements [C]	(11)%	(12)%
Other	2%	1%
Cash and cash equivalents [D]	11%	3%
[A]Equity securities (quoted) are mainly related to investments of the Netherlands pension fund.
[B]Debt securities (quoted) are mainly related to the investments of the UK and the Netherlands pension funds.
[C]Debt repurchase agreements are mainly related to UK member-defined pension plans to fund liability-driven investments.
[D]The increase in cash and cash equivalents primarily results from changes in the Netherlands pension fund.

271	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
24. Retirement benefits continued
Employer contributions to defined benefit pension plans are based on actuarial valuations in accordance with local regulations and are estimated to be $1,061 million in 2026, including a minimum final payment of $293 million in the Dutch pensions to transform from the defined benefit plan into a defined contribution.
Characteristics of significant defined benefit and defined contribution plans and regulatory framework
The Netherlands
The principal defined benefit pension plan in the Netherlands is a funded career-averaged pension arrangement with retired employees drawing benefits as an annuity, with a of deficit of $483 million reported as at December 31, 2025, (2024: $4,753 million surplus). The variance is primarily due to the recognition of an asset ceiling and a 'minimum funding requirement' (see Dutch pension reform). While the plan was closed to employees hired or rehired after July 1, 2013, it currently remains open for ongoing accrual for existing active members. Active members account for 17% (2024: 21%) of the total defined benefit liability in the Netherlands. From July 1, 2013 onwards, new employees in the Netherlands are entitled to membership of a defined contribution pension plan.
In line with Dutch regulations, the defined benefit pension plan has a Trustee Board with trustee representatives nominated by the Company, the Central Staff Council and retired members. The defined benefit pension plan also has an Accountability Council comprising members nominated by the Company, the Central Staff Council and retired members. Furthermore, there is a Supervisory Committee, which includes external experts from the pension industry, to oversee management, compliance and operations of the fund. The defined contribution pension plan has a one-tier Trustee Board with an independent chair, trustee representatives nominated by the Company and the Central Staff Council, as well as two executive board members. The defined contribution fund also has an Accountability Council comprised of members nominated by the Company and the Central Staff Council. Both Trustee Boards are responsible for administering the plans in line with the Dutch "Pensioenwet" (PW), including corporate governance, investment strategy for the pension plans' assets and paying member benefits, and are required to act in the best interests of the members.
Dutch pension reform
As per July 1, 2023, new pension legislation WTP came into effect in the Netherlands, with implementation required before January 2028. This legislation aims to create a more resilient and adaptable pensions system that can better accommodate demographic changes and economic fluctuations while providing adequate retirement income. The legislation requires all future pension accruals to be in a defined contribution framework, with the intention that existing benefits accrued in pension funds are also converted into a defined contribution framework. The new regulatory framework will impact Shell's existing defined benefit pension plan, net pension scheme and defined contribution pension plan in the Netherlands.
In response to the changes to the pension legislation the Company, with the consent of the Central Staff Council in the Netherlands, decided on June 25, 2024, that all future pension accruals from January 1, 2027, will be under a defined contribution framework. The new pension scheme(s) and associated transition measures were laid down in separate transition plans. These were formally approved by the Trustee Boards of the respective pension funds. As a result of these approvals the defined benefit scheme of Shell will be transferred into a new defined contribution plan from January 1, 2027, and the existing defined contribution plan transformed on January 1, 2026.
The transition plan for the defined benefit plan states that the transfer into a new defined contribution plan is subject to the average local funding level of the plan remaining above an agreed level (125%) for July, August and September 2026. If the funding level falls below 125% during the transition period, the transition plan and anticipated cash contributions may need to be reassessed. In July 2025, after the formal approval and acceptance by the Trustees Board, Shell derecognised the pension surplus of $5,521 million, based on asset ceiling principles, resulting in a loss in other comprehensive income. In addition a "minimum funding requirement" (MFR) was recognised of $750 million resulting in a loss recognition in the Consolidated Statement of Other Comprehensive income, to reflect an expected (final) cash contribution. On the expected date of transition (December 31, 2026), a charge to the Consolidated Statement of Income is expected in respect of the surplus previously derecognised. The asset ceiling and the MFR initially recognised are subject to uncertainty and market risks and will be monitored and remeasured.
UK
The four largest defined benefit pension plans for employees in the UK are funded final salary pension arrangements with retired employees mainly drawing benefits as an annuity with the option to take a portion as a lump sum. The three plans are separate and independent plans and cannot be netted against each other. In total, the plans reported a surplus of $2,632 million as at December 31, 2025 (2024: surplus of $2,603 million), which is after netting of unfunded plans of $382 million (2024: $319 million), which are reported as non-current liabilities on the balance sheet. All three plans were closed to new employees hired or rehired. However, two plans currently remain open for ongoing accrual for existing active members. Active members account for 13% (2024: 14%) of the total defined benefit liability in the UK. From March 1, 2013, onwards new employees in the UK are entitled to membership of a defined contribution pension plan.
In line with UK regulations, the principal defined benefit pension plan is governed by a corporate trustee whose board comprises four trustee directors nominated by the Company, including the chair and four member-nominated trustee directors. The defined contribution pension plan is governed by a corporate trustee whose board comprises of three company-nominated directors, including the chair and three member-nominated trustee directors. The trustees are responsible for administering the plans in line with the Trust Deed and Regulations, including setting the investment strategy for the pension plans' assets and paying member benefits, and are required to act in the best interests of the members of the pension plans.

272	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
24. Retirement benefits continued
USA
The principal defined benefit pension plan in the USA is a funded final average pay pension plan with a surplus of $440 million as at December 31, 2025 (2024: $638 million surplus). After retirement, all retirees can choose to draw their benefits as an annuity, while some others have the choice to take their benefit as a lump sum. There is additionally an unfunded defined benefit pension plan with a deficit of $742 million (2024: $809 million deficit), which primarily provided lump sums. In addition, the Company provides a defined contribution benefit plan. The plans are subject to the provisions of the Employee Retirement Income Security Act (ERISA). Active members account for 34% (2024: 30%) of the total defined benefit liability in the USA.
Both the funded defined benefit pension plan and the defined contribution pension plan are governed by trustees who are appointed by the Plan Sponsor and are named fiduciaries with respect to the plans. The trustees are generally responsible for investment-related matters, appointing the Plan Administrator, maintaining general oversight and deciding appeals of participants.
USA OPEB
The Company also sponsors other post-retirement employee benefits (OPEB), mainly in the USA. The OPEB plans in the USA provide medical, dental and vision benefits, as well as life insurance benefits to eligible retired employees. The plans are unfunded, and the Company and retirees share the costs of the premiums. The plans reported with a deficit of $2,352 million as at December 31, 2025 (2024: $2,337 million deficit). The plan that provides post-retirement medical benefits in the USA is closed to employees hired or rehired on or after January 1, 2017. Certain life insurance benefits are paid by the Company.
Significant funding requirements:
￮Additional contributions to the Dutch defined benefit pension plan would be required if the 12-month rolling average local funding falls below 105% for six months or more. At the most recent 2025 funding valuation, the local funding percentage was above this level.
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
These inherent risks are managed by a pension forum, chaired by the Chief Financial Officer, who oversees Shell's pension strategy, policy and operations. The forum is supported by a risk committee in reviewing the results of the assurance process with respect to pension risk.
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
The weighted averages for those assumptions and related sensitivity information as at December 31, 2025 are presented below. Sensitivity information indicates by how much the defined benefit obligations would increase or decrease if a given assumption were to increase or decrease with no change in other assumptions. The sensitivity analyses may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation from one another. The weighted averages are at nominal terms and based on market expectations at December 31, 2025.

273	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
24. Retirement benefits continued

			$ million, except where indicated
			Effect of using alternative assumptions
	Assumptions used at nominal rates		Increase/(decrease) in defined benefit obligations
	Dec 31, 2025	Dec 31, 2024	Range of assumptions	Dec 31, 2025		Dec 31, 2024
Rate of increase in pensionable remuneration [A]	3.8%	3.9%	-1% to +1%	(365)	411	(421)	469
of which the Netherlands	3.3%	3.3%
of which the UK	3.5%	3.5%
of which the USA	4.6%	4.6%
Rate of increase in pensions in payment	1.9%	2.0%	-1% to +1%	(4,994)	6,015	(4,978)	6,045
of which the Netherlands	2.1%	2.1%
of which the UK	2.6%	2.9%
of which the USA	—%	—%
Discount rate for pension plans	4.9%	4.5%	-1% to +1%	8,283	(6,705)	8,641	(6,925)
of which the Netherlands	4.3%	3.5%
of which the UK	5.5%	5.5%
of which the USA	5.5%	5.6%
Inflation rate for defined benefit obligation [B]	2.0%	2.1%	-1% to +1%	(5,217)	6,217	(5,328)	6,494
of which the Netherlands	2.1%	2.1%
of which the UK	2.7%	3.0%
Expected age at death for persons aged 60:
Men	88 years	88 years	-1 year to +1 year	(960)	990	(970)	981
of which the Netherlands	88 years	88 years
of which the UK	88 years	87 years
of which USA	88 years	88 years
Women	90 years	89 years	-1 year to +1 year	(825)	843	(850)	874
of which the Netherlands	90 years	90 years
of which the UK	89 years	89 years
of which the USA	89 years	89 years
Rate of increase in health care costs [C]	7.6%	8.0%	-1% to +1%	(305)	371	(295)	359
Discount rate for health care plans [C]	6.1%	6.0%	-1% to +1%	407	(327)	390	(314)
[A]Based on active members.
[B]Excluding US funds in the weighted average inflation rate, because of the insignificant impact on the defined benefit obligation.
[C]Mainly related to post-retirement health care benefits in the USA.

274	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
25. Decommissioning and other provisions

	$ million
	Decommissioning and restoration	Legal	Onerous contracts	Environmental	Redundancy	Other	Total
At January 1, 2025
Current	1,356	457	238	267	932	1,219	4,469
Non-current	17,128	1,364	824	616	189	1,106	21,227
	18,484	1,821	1,062	883	1,121	2,325	25,696
Additions	873	1,836	121	133	756	1,164	4,883
Amounts charged against provisions	(968)	(480)	(238)	(137)	(799)	(171)	(2,793)
Accretion	894	59	43	18	4	6	1,024
Disposals and liabilities classified as held for sale	(1,283)	(17)	(2)	(27)	(1)	(1)	(1,331)
Remeasurements and other movements	278	(59)	(26)	(30)	(332)	(769)	(938)
Currency translation differences	523	3	5	36	72	115	754
	317	1,342	(97)	(7)	(300)	344	1,599
At December 31, 2025
Current	1,475	1,912	279	274	643	1,301	5,884
Non-current	17,326	1,251	686	602	178	1,368	21,411
	18,801	3,163	965	876	821	2,669	27,295

At January 1, 2024
Current	1,296	508	224	318	367	1,328	4,041
Non-current	18,157	1,548	880	638	123	1,185	22,531
	19,453	2,056	1,104	956	490	2,513	26,572
Additions	629	261	184	125	1,258	665	3,122
Amounts charged against provisions	(1,034)	(409)	(227)	(148)	(354)	(316)	(2,488)
Accretion	830	76	35	14	3	9	967
Disposals and liabilities classified as held for sale	(3,115)	—	—	(3)	2	11	(3,105)
Remeasurements and other movements	1,994	(161)	(33)	(39)	(241)	(505)	1,015
Currency translation differences	(273)	(2)	(1)	(22)	(37)	(52)	(387)
	(969)	(235)	(42)	(73)	631	(188)	(876)
At December 31, 2024
Current	1,356	457	238	267	932	1,219	4,469
Non-current	17,128	1,364	824	616	189	1,106	21,227
	18,484	1,821	1,062	883	1,121	2,325	25,696
The amount and timing of settlement in respect of these provisions are uncertain and dependent on various factors that are not always within management's control. Reviews of estimated future decommissioning and restoration costs and the discount rate applied are carried out regularly. The discount rate applied at December 31, 2025, was 4.5% (2024: 4.5%).
An increase of 0.5% or a decrease of 0.5% in the discount rate could result in a decrease of $0.9 billion (2024: $0.9 billion) or an increase of $1.1 billion (2024: $1.0 billion) in decommissioning and restoration provisions, respectively. Where applicable, the associated increase in the carrying amount of the related asset would be tested for impairment.
Other provisions at December 31, 2025, include amounts recognised in respect of employee benefits.
The decommissioning and restoration provision at December 31, 2025, is expected to be utilised within:

$ million
Dec 31, 2025
Less than 1 year	1,475
Between 1 to 5 years	3,988
Between 6 to 10 years	3,302
11 years and later	10,036
Total	18,801

275	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
26. Financial instruments
Financial instruments in the Consolidated Balance Sheet include investments in securities (see Note 15), trade and other receivables (see Note 16), cash and cash equivalents (see Note 18), trade and other payables (see Note 20), debt (see Note 21) and derivative contracts.

2025

						$ million
		Carrying amount
	Note	Amortised cost	Fair value through profit or loss		Fair value through other comprehensive income	Total carrying amount
Financial assets
Investments in securities	15	39	40		1,478	1,557
Trade and other receivables	16	50,959	1,747	[A]	143	52,849
Derivative financial instruments (non-designated)			9,322		—	9,322
Derivative hedging instruments (designated)			411			411
		50,998	11,520		1,621	64,139
Cash and cash equivalents	18					30,216
At December 31, 2025		50,998	11,520		1,621	94,355
Financial liabilities
Debt	21	46,710				46,710
Trade and other payables	20	62,233				62,233
Derivative financial instruments (non-designated)			5,835			5,835
Derivative financial instruments (designated)			937			937
At December 31, 2025		108,943	6,772			115,715
[A] Includes amounts recognised in respect of deferred consideration.

2024

					$ million
		Carrying amount
	Note	Amortised cost	Fair value through profit or loss	Fair value through other comprehensive income	Total carrying amount
Financial assets
Investments in securities	15	37	97	2,121	2,255
Trade and other receivables	16	51,878			51,878
Derivative financial instruments (non-designated)			10,007		10,007
Derivative hedging instruments (designated)			40		40
		51,915	10,144	2,121	64,180
Cash and cash equivalents	18				39,110
At December 31, 2024		51,915	10,144	2,121	103,290
Financial liabilities
Debt	21	48,376			48,376
Trade and other payables	20	63,983			63,983
Derivative financial instruments (non-designated)			7,065		7,065
Derivative financial instruments (designated)			2,511		2,511
At December 31, 2024		112,359	9,576		121,935

276	Shell	Form 20-F 2025

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
Interest rate risk
Most debt is raised from central borrowing programmes. Shell's policy is to have debt principally denominated in dollars and to retain a balanced exposure to fixed and floating rates over time. Shell has issued a significant amount of fixed rate debt in prior years, taking advantage of historically low interest rates. As a result, the majority of the debt portfolio at December 31, 2025, is fixed.
The financing of most subsidiaries is structured on a floating-rate basis, and any further interest rate risk management is only applied under exceptional circumstances.
On the basis of the floating-rate net cash position at December 31, 2025 (both issued and hedged), and assuming other factors (principally foreign exchange rates and commodity prices) remained constant and that no further interest rate management action was taken, an increase in interest rates of 1% would have increased 2025 income before taxation by $148 million (2024: $268 million increase).
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

277	Shell	Form 20-F 2025

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
Assuming other factors (principally interest rates and commodity prices) remained constant and that no further foreign exchange risk management actions were taken, a 10% appreciation against the dollar at December 31 of the main currencies to which Shell is exposed would have had the following effects:

	$ million
	Increase/(decrease) in income before taxation		Increase in net assets
	2025	2024	2025	2024
10% appreciation against the dollar of:
Sterling	(156)	(69)	547	789
Euro	(46)	98	1,896	2,410
Malaysian ringgit	(49)	34	271	274
Australian dollar	(71)	(103)	573	625
Canadian dollar	153	20	1,280	1,353
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
Value-at-risk (VAR) techniques based on variance/covariance or Monte Carlo simulation models are used to make a statistical assessment of the market risk arising from possible future changes in market values for commodity positions held by these subsidiaries over a one-day holding period and within a 95% confidence level. The calculation of potential changes in fair value takes into account positions, the history of price movements and the correlation of these price movements. Models are regularly reviewed against actual fair value movements to ensure integrity is maintained. The VAR average and year-end positions in respect of commodities traded in liquid markets, which are presented in the table below, are calculated on a diversified basis in order to reflect the effect of offsetting risk within combined portfolios.

Value-at-risk (pre-tax)

				$ million
		2025		2024
	Average	Year-end	Average	Year-end
Global oil	36	60	29	22
North America gas and power	11	8	15	16
Europe gas and power	9	7	13	13
Australia gas and power	3	4	3	3
Environmental certificates	2	1	5	2
Furthermore, commodity derivative hedge contracts are used to partially mitigate price volatility on future LNG sales and purchases.
As contracts to buy and sell physical LNG are accounted for on an accrual basis (see Note 2) and commodity derivatives are accounted for on a fair-value basis, this creates an accounting mismatch over periods. The fair value accounting of commodity derivatives can result in gains or losses in the Consolidated Statement of Income. These derivative contracts are based on a mix of European and North American gas price indices, global crude price indices and Asian LNG price indices. In previous years, Shell has seen high volatility in these markets. On that basis, a sensitivity analysis has been performed for a 50% price increase or decrease of this basket of derivative contracts at year-end 2025, which would result in a pre-tax loss or gain of $0.5 billion in the Consolidated Statement of Income (2024: $0.6 billion pre-tax loss or gain), whereas the same sensitivity analysis applied to the average exposures for the period was a pre-tax gain or loss of $0.1 billion (2024: $0.3 billion pre-tax gain or loss).

278	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
26. Financial instruments continued
Credit risk
Comprehensive policies are in place to ensure that credit risk is appropriately managed and remains within risk appetite. These policies include requirements for assessment of internal credit ratings, the assignment of credit limits based on counterparty creditworthiness and monitoring of exposure against these credit limits. Credit information is regularly shared between business and finance functions, with dedicated teams in place to quickly identify and respond to cases of credit deterioration. Mitigation measures are defined and implemented for higher-risk business partners and customers, and include shortened payment terms, collateral, credit insurance, or other security posting and timely collections.
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
In commodity trading, additional requirements are established to manage credit risk. Credit checks are performed by a department independent of traders, and are undertaken before contractual commitment. In addition, a defined portfolio credit risk appetite is in place to manage credit risk concentrations. It includes a set of thresholds and alerts set at different portfolio levels (e.g., country, industry sector, creditworthiness). Utilisation against these thresholds, including identification of credit risk concentrations with particular counterparties, is actively monitored, and actions are taken to ensure compliance where appropriate. There were no material concentrations of credit risk, with individual customers or geographically, at December 31, 2025.
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

2025

						$ million
			Amounts offset		Amounts not offset
	Gross amounts before offset	Amounts offset	Net amounts as presented	Cash collateral received/pledged	Other offsetting instruments	Net amounts
Assets:
Within trade receivables	18,909	12,003	6,906	83	183	6,640
Within derivative financial instruments	10,701	3,470	7,231	755	1,331	5,145
Liabilities:
Within trade payables	17,203	11,999	5,204	51	183	4,970
Within derivative financial instruments	8,727	3,470	5,257	1,106	1,329	2,822

2024

						$ million
			Amounts offset		Amounts not offset
	Gross amounts before offset	Amounts offset	Net amounts as presented	Cash collateral received/pledged	Other offsetting instruments	Net amounts
Assets:
Within trade receivables	18,569	11,452	7,117	58	227	6,832
Within derivative financial instruments	12,200	4,490	7,710	951	1,730	5,029
Liabilities:
Within trade payables	17,106	11,449	5,657	121	227	5,309
Within derivative financial instruments	12,760	4,490	8,270	2,049	1,730	4,491
Amounts not offset principally relate to contracts where the intention to settle on a net basis was not clearly established at December 31.

279	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
26. Financial instruments continued
The carrying amount of financial assets pledged as collateral for liabilities or contingent liabilities at December 31, 2025, presented within trade and other receivables, was $1,211 million (2024: $2,519 million). The carrying amount of collateral held at December 31, 2025, presented within trade and other payables, was $501 million (2024: $581 million). In addition, Shell has utilised guarantees and letters of credit as non-cash collateral to cover margining requirements of $1,087 million as at December 31, 2025 (2024: $1,359 million). Collateral mainly relates to initial margins held with commodity exchanges/brokers and over-the-counter counterparty variation margins. Some derivative contracts are fully cash collateralised, thereby eliminating both counterparty risk and the Group's own non-performance risk.
Liquidity risk
Liquidity risk is the risk that suitable sources of funding for Shell's business activities may not be available. Management believes that it has access to sufficient cash and cash equivalents, debt funding sources (capital markets) and to undrawn committed borrowing facilities to meet foreseeable requirements. Information about borrowing facilities is presented in Note 21.
Derivative contracts and hedges
Derivative contracts such as forwards, futures, options and swaps are used principally to hedge or mitigate risks arising from interest rate changes, currency fluctuations and commodity price volatility. However, hedge accounting is not always applied; therefore, movements in the carrying amounts of derivative contracts that are recognised in income may not be matched in the same period by the recognition of the income effects of the related hedged items.
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

2025

							$ million
	Assets			Liabilities
	Designated	Not designated	Total	Designated	Not designated	Total	Net
Interest rate swaps	16	5	21	20	25	45	(24)
Forward foreign exchange contracts	—	337	337	—	290	290	47
Currency swaps and options	395	2	397	917	101	1,018	(621)
Commodity derivatives	—	8,832	8,832	—	5,252	5,252	3,580
Other contracts	—	146	146	—	167	167	(21)
Total	411	9,322	9,733	937	5,835	6,772	2,961

2024

							$ million
	Assets			Liabilities
	Designated	Not designated	Total	Designated	Not designated	Total	Net
Interest rate swaps	7	1	8	64	—	64	(56)
Forward foreign exchange contracts	—	682	682	—	379	379	303
Currency swaps and options	33	5	38	2,447	42	2,489	(2,451)
Commodity derivatives	—	9,204	9,204	—	6,630	6,630	2,574
Other contracts	—	115	115	—	14	14	101
Total	40	10,007	10,047	2,511	7,065	9,576	471

280	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
26. Financial instruments continued
Net gains before tax on derivative contracts, excluding those designated as hedges, were $2,412 million in 2025 (2024: $1,314 million gains; 2023: $5,189 million gains).
Certain contracts, mainly to hedge price risk relating to forecast commodity transactions, were designated in cash flow hedging relationships and are presented after the offset of related margin balances with exchanges. Contracts to hedge foreign exchange risks were also designated in cash flow hedging relationships and the net carrying amount of these contracts at December 31, 2025, was an asset of $48 million (2024: $579 million liability). See Note 29 for the accumulated balance recognised within other comprehensive income.
Certain interest rate and currency swaps were designated in fair value hedges, principally in respect of debt for which the net carrying amount of the related derivative contracts, net of accrued interest, at December 31, 2025, was a liability of $586 million (2024: $1,872 million liability).
At December 31, 2025, no debt instruments (2024: nil) were designated as hedges of net investments in foreign operations, relating to the foreign exchange risk arising between certain intermediate holding companies and their subsidiaries. See Note 29 for the accumulated balance recognised within other comprehensive income.
The following table compares contractual maturities of derivative liabilities at December 31 with their carrying amounts in the Consolidated Balance Sheet.

2025

									$ million
	Contractual maturities
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total	Difference from carrying amount [A]	Carrying amount
Interest rate swaps	19	5	8	4	4	15	55	(10)	45
Forward foreign exchange contracts	258	16	9	2	1	—	286	4	290
Currency swaps and options	383	223	60	224	55	444	1,389	(371)	1,018
Commodity derivatives	2,876	1,015	529	296	217	652	5,585	(333)	5,252
Other contracts	3	175	1	—	1	1	181	(14)	167
Total	3,539	1,434	607	526	278	1,112	7,496	(724)	6,772
[A]Mainly related to the effect of discounting.

2024

									$ million
	Contractual maturities
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total	Difference from carrying amount [A]	Carrying amount
Interest rate swaps	20	16	16	16	—	—	68	(4)	64
Forward foreign exchange contracts	393	84	3	(3)	—	—	477	(98)	379
Currency swaps and options	925	693	627	423	316	1,008	3,992	(1,503)	2,489
Commodity derivatives	4,345	1,088	524	326	184	458	6,925	(295)	6,630
Other contracts	6	5	2	—	—	—	13	1	14
Total	5,689	1,886	1,172	762	500	1,466	11,475	(1,899)	9,576
[A]Mainly related to the effect of discounting.

281	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
26. Financial instruments continued
Fair value measurements
The net carrying amounts of derivative contracts held at December 31 categorised based on the significant inputs used in determining their fair value, were as follows:

2025

			$ million
	Other observable inputs	Unobservable inputs	Total
Interest rate swaps	(24)	—	(24)
Forward foreign exchange contracts	47	—	47
Currency swaps and options	(621)	—	(621)
Commodity derivatives	1,473	2,107	3,580
Other contracts	(101)	80	(21)
Total	774	2,187	2,961

2024

				$ million
	Prices in active markets for identical assets/liabilities	Other observable inputs	Unobservable inputs	Total
Interest rate swaps	—	(56)	—	(56)
Forward foreign exchange contracts	—	303	—	303
Currency swaps and options	—	(2,451)	—	(2,451)
Commodity derivatives	44	487	2,043	2,574
Other contracts	—	107	(6)	101
Total	44	(1,610)	2,037	471

Net carrying amounts of derivative contracts measured using more than an insignificant proportion of unobservable inputs

		$ million
	2025	2024
At January 1	2,037	2,466
Net (losses)/gains recognised in revenue	(163)	(191)
Purchases	195	310
Sales	(69)	(363)
Recategorisations (net)	50	(127)
Currency translation differences	137	(58)
At December 31	2,187	2,037
Included in net losses recognised in revenue in 2025 were unrealised net gains totalling $21 million relating to assets and liabilities held at December 31, 2025 (2024: $591 million gains).
Unrecognised day one gains or losses
Certain long-term commodity contracts extend to periods where observable pricing data are limited and their value may include estimates. Where this is more than an insignificant part of the overall contract valuation, any gains or losses will be deferred. Valuation techniques are further described in Note 2. The unrecognised gains on these derivative contracts at December 31, 2025, were as follows:

		$ million
	2025	2024
At January 1	745	1,607
Movements	(23)	(862)
At December 31	722	745

282	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
27. Share capital

Issued and fully paid ordinary shares of €0.07 each

	Number of shares	Nominal value $ million
At January 1, 2025	6,115,031,158	510
Repurchases of shares	(396,394,760)	(33)
At December 31, 2025	5,718,636,398	477
At January 1, 2024	6,524,109,049	544
Repurchases of shares	(409,077,891)	(34)
At December 31, 2024	6,115,031,158	510
At the Company's Annual General Meeting (AGM) on May 20, 2025, the Board was authorised to allot ordinary shares in the Company, and to grant rights to subscribe for or to convert any security into ordinary shares in the Company, up to an aggregate nominal amount of approximately €140 million (representing approximately 2,007 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 19, 2026, and the end of the AGM to be held in 2026, unless previously renewed, revoked or varied by the Company in a general meeting.
At the May 20, 2025, AGM, shareholders granted the Company the authority to repurchase (i) up to 602.1 million ordinary shares "on-market" (excluding any treasury shares), less the number of ordinary shares purchased or committed to be purchased in terms of the buyback contracts ("off-market"), made under the authority in (ii); and (ii) up to 602.1 million ordinary shares off-market, less any on-market purchases made under the authority in (i).
In the case of both on-market and off-market purchases of the ordinary shares, the minimum price, exclusive of expenses, which may be paid for an ordinary share is €0.07 and the maximum price, exclusive of expenses, which may be paid for an ordinary share is the higher of: (i) an amount equal to 5% above the average market value for an ordinary share for the five business days immediately preceding the date of the purchase; and (ii) the higher of the price of the last independent trade and the highest current independent bid in relation to ordinary shares on the trading venues where the purchase is carried out. The authorities for both on-market and off-market purchases of the ordinary shares will expire at the earlier of the close of business on August 19, 2026, and the end of the AGM of the Company to be held in 2026. Ordinary shares purchased by the Company pursuant to these authorities will either be cancelled or held in treasury. Treasury shares are shares in the Company that are owned by the Company itself.
28. Share-based compensation plans and shares held in trust

Share-based compensation expense

	$ million
	2025	2024	2023
Equity-settled [A]	774	732	700
[A]On an incidental basis awards may be cash-settled, where an equity settlement is not possible under local regulations.
With effect from 2025, the principal share-based employee compensation plans are the Performance Share Awards (PSA) and Restricted Share Awards (RSA). Awards of shares and American Depositary Shares (ADS) of the Company under the PSA and RSA are made to eligible employees, subject to specified conditions. The actual number of PSA that may vest ranges from 0% to 200% of the original awards, depending on the outcomes of prescribed performance conditions over a three-year period commencing on January 1 of the award year. The RSA has no performance conditions and vests at 100% of the original awards.
Awards granted in 2023 and 2024 under the previously used Performance Share Plan (PSP) and Long-term Incentive Plan (LTIP) remain unvested at December 31, 2025, reflecting the three-year performance period. No new awards were granted under these plans in 2025.

283	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
28. Share-based compensation plans and shares held in trust continued

Share awards

	Number of ordinary shares (million)	Number of ADSs (million)	Weighted average remaining contractual life (years)
At January 1, 2025	49	9	0.9
Granted	21	4
Vested	(31)	(5)
Forfeited	(3)	—
At December 31, 2025	36	8	0.9
At January 1, 2024	58	10	0.9
Granted	20	3
Vested	(26)	(4)
Forfeited	(3)	—
At December 31, 2024	49	9	0.9
Other plans offer eligible employees opportunities to acquire shares and ADSs of the Company or receive cash benefits measured by reference to the Company's share price.
Shell employee share ownership trusts and trust-like entities purchase the Company's shares in the open market to meet delivery commitments under employee share plans. At December 31, 2025, they held a total of 21.4 million ordinary shares (2024: 22.6 million) and 3.7 million ADS (2024: 4.1 million).
29. Other reserves

Other reserves attributable to Shell plc shareholders

	$ million
	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2025	37,298	154	270	1,417	(19,373)	19,766
Other comprehensive income attributable to Shell plc shareholders	—	—	—	—	1,467	1,467
Transfer from other comprehensive income	—	—	—	—	26	26
Repurchases of shares	—	—	33	—	—	33
Share-based compensation	—	—	—	(58)	—	(58)
At December 31, 2025	37,298	154	303	1,359	(17,880)	21,234
At January 1, 2024	37,298	154	236	1,308	(17,851)	21,145
Other comprehensive income attributable to Shell plc shareholders	—	—	—	—	(1,715)	(1,715)
Transfer from other comprehensive income	—	—	—	—	193	193
Repurchases of shares	—	—	34	—	—	34
Share-based compensation	—	—	—	109	—	109
At December 31, 2024	37,298	154	270	1,417	(19,373)	19,766
At January 1, 2023	37,298	154	196	1,140	(17,656)	21,132
Other comprehensive loss attributable to Shell plc shareholders	—	—	—	—	(83)	(83)
Transfer from other comprehensive income	—	—	—	—	(112)	(112)
Repurchases of shares	—	—	40	—	—	40
Share-based compensation	—	—	—	168	—	168
At December 31, 2023	37,298	154	236	1,308	(17,851)	21,145
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

284	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
29. Other reserves continued
Accumulated other comprehensive income comprises the following:

Accumulated other comprehensive income attributable to Shell plc shareholders

								$ million
	Currency translation differences	Equity instruments remeasurements	Debt instruments remeasurements	Cash flow hedging (losses)/gains	Net investment hedging (losses)/gains	Deferred cost of hedging	Retirement benefits remeasurements	Total
At January 1, 2025	(14,482)	(40)	(29)	(311)	(2,008)	(247)	(2,256)	(19,373)
Recognised in other comprehensive income	5,819	(60)	22	(295)	22	13	(6,313)	(792)
Reclassified to income	108	—	2	(31)	—	18	—	97
Reclassified to the balance sheet	—	—	—	61	—	(60)	—	1
Reclassified to retained earnings	—	22	—	—	—	—	4	26
Tax on amounts recognised/reclassified	(10)	19	—	66	(6)	(3)	2,157	2,223
Total, net of tax	5,917	(19)	24	(199)	16	(32)	(4,152)	1,555
Share of joint ventures and associates	64	(45)	—	101	—	—	11	131
Other comprehensive income/(loss) for the period	5,981	(64)	24	(98)	16	(32)	(4,141)	1,686
Less: non-controlling interest	(199)	1	—	—	—	—	5	(193)
Attributable to Shell plc shareholders	5,782	(63)	24	(98)	16	(32)	(4,136)	1,493
At December 31, 2025	(8,700)	(103)	(5)	(409)	(1,992)	(279)	(6,392)	(17,880)
At January 1, 2024	(11,213)	73	(34)	(451)	(2,008)	(174)	(4,044)	(17,851)
Recognised in other comprehensive income	(4,574)	(7)	20	211	—	(137)	1,854	(2,633)
Reclassified to income	1,256	—	16	29	—	24	—	1,325
Reclassified to the balance sheet	—	—	(11)	32	—	—	—	21
Reclassified to retained earnings	—	(182)	—	—	—	—	375	193
Tax on amounts recognised/reclassified	70	35	(20)	(56)	—	40	(447)	(378)
Total, net of tax	(3,248)	(154)	5	216	—	(73)	1,782	(1,472)
Share of joint ventures and associates	(42)	43	—	(76)	—	—	4	(71)
Other comprehensive (loss)/income for the period	(3,290)	(111)	5	140	—	(73)	1,786	(1,543)
Less: non-controlling interest	21	(2)	—	—	—	—	2	21
Attributable to Shell plc shareholders	(3,269)	(113)	5	140	—	(73)	1,788	(1,522)
At December 31, 2024	(14,482)	(40)	(29)	(311)	(2,008)	(247)	(2,256)	(19,373)
At January 1, 2023	(12,590)	487	(75)	(524)	(1,964)	(26)	(2,964)	(17,656)
Recognised in other comprehensive income	1,393	(67)	33	(196)	(44)	(273)	(1,088)	(242)
Reclassified to income	1	—	9	162	—	61	—	233
Reclassified to the balance sheet	—	—	(1)	117	—	1	—	117
Reclassified to retained earnings	—	(112)	—	—	—	—	—	(112)
Tax on amounts recognised/reclassified	3	(32)	—	(12)	—	63	5	27
Total, net of tax	1,397	(211)	41	71	(44)	(148)	(1,083)	23
Share of joint ventures and associates	16	(202)	—	2	—	—	1	(183)
Other comprehensive (loss)/income for the period	1,413	(413)	41	73	(44)	(148)	(1,082)	(160)
Less: non-controlling interest	(36)	(1)	—	—	—	—	2	(35)
Attributable to Shell plc shareholders	1,377	(414)	41	73	(44)	(148)	(1,080)	(195)
At December 31, 2023	(11,213)	73	(34)	(451)	(2,008)	(174)	(4,044)	(17,851)

285	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
30. Dividends

Interim dividends

	$ per share			$ million
	2025	2024	2023	2025	2024	2023
Cash:
March	0.358	0.344	0.2875	2,179	2,210	2,030
June	0.358	0.344	0.2875	2,123	2,177	1,984
September	0.358	0.344	0.3310	2,103	2,169	2,179
December	0.358	0.344	0.3310	2,067	2,112	2,196
Total	1.432	1.376	1.237	8,472	8,668	8,389
On February 5, 2026, the Directors announced a further interim dividend in respect of 2025 of $0.372 per ordinary share. The total dividend is estimated to be $2,110 million and is payable on March 30, 2026, to shareholders on the register at February 20, 2026.
Shareholders will be able to elect to receive their dividends in US dollars, sterling or euros.

31. Earnings per share

	2025	2024	2023
Income attributable to Shell plc shareholders ($ million)	17,837	16,094	19,359

Weighted average number of shares used as the basis for determining:
Basic earnings per share (million of shares)	5,890.8	6,299.6	6,733.5
Diluted earnings per share (million of shares)	5,948.6	6,363.7	6,799.8
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

286	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
32. Legal proceedings and other contingencies continued
Pesticide litigation
Shell, along with another agricultural chemical pesticide manufacturer and several distributors, has been sued by public and quasi-public water purveyors, water storage districts and private landowners alleging responsibility for groundwater contamination caused by applications of chemical pesticides. There are approximately six such cases currently pending, three claims made but not yet filed, and an active subpoena for records. These matters assert various theories of strict liability and negligence, seeking to recover actual damages, including drinking well treatment and remediation costs. Most assert claims for punitive damages. Shell continues to vigorously defend these actions. Based on the claims asserted and Shell's history regarding amounts paid to resolve varying actions, management does not expect the outcome of the matters pending at December 31, 2025, to have a material adverse impact on our Shell Chemical USA business. However, there remains a high degree of uncertainty regarding the potential outcome of some of these pending lawsuits, as well as their potential effect on future operations, earnings, cash flows and Shell's financial condition.
Climate change litigation
In the USA, energy companies (including Shell), industry associations, and others have been named in several matters alleging responsibility for the impacts of climate change due to the use of fossil fuels and/or deceptive conduct. These matters assert various theories of liability for a wide variety of harms, including but not limited to, impacts to public and private infrastructure, natural resources, public health and services, personal injuries, and increased insurance premiums. The cases are filed by municipalities, states or other quasi-government bodies, and individuals, including a class action. As of December 31, 2025, more than 30 lawsuits naming Shell as a defendant were pending.
In the Netherlands, on February 11, 2025 in a case against Shell, a group of environmental non-governmental organisations and individual claimants (referred to herein as "Milieudefensie") filed an appeal with the Dutch Supreme Court against the Court of Appeal judgment of November 12, 2024, which overturned a lower court finding that Shell had an obligation to reduce certain aggregate annual volumes of CO2 emissions by 2030.
In the United Kingdom, on December 9, 2025 a group of claimants from the Philippines brought a claim against Shell plc and The Shell Transport and Trading Company Limited in relation to loss and damage allegedly arising from Typhoon Odette in the Philippines in 2021.
Management believes the outcome of these matters should be resolved in a manner favourable to Shell, but there remains a high degree of uncertainty regarding the ultimate outcome of these lawsuits, as well as their potential effect on future operations, earnings, cash flows and Shell's financial condition.
NAM (Groningen gas field) litigation
Since 1963, NAM – a joint venture between Shell and ExxonMobil (50%:50%) – has been producing gas from the Groningen field, the largest gas field in Western Europe. After smaller tremors in the 1990s and the late 2000s, an earthquake measuring 3.6 on the Richter scale occurred in 2012, causing damage to properties in the affected area. NAM has successfully settled close to 80,000 claims for physical damage to property. The Dutch State has taken over the damage-claim-handling from NAM for all claim categories, and the strengthening operation in the region, while NAM remains financially responsible insofar as the costs corresponded to NAM's liability. Since 2022, NAM and its shareholders have brought several arbitrations against the Dutch government to have its financial liability determined for costs which the Dutch government compensated to claimants and subsequently charged to NAM. These claims include but are not limited to physical damage to property, housing value loss, emotional damage, and loss of living enjoyment. Arbitral awards in the NAM strengthening and damages arbitrations are expected to be rendered in 2026.
Shell is seeking to reach a final, all-encompassing settlement with the Dutch government on the new design of the Dutch "Gasgebouw" earthquake costs and the wind-down of natural gas production in Groningen. Shell, ExxonMobil and the Dutch government reached agreements in 2018 (Heads of Agreement) and 2019 (Interim Agreement) and subsequently have been engaged in discussions on the interpretation and implementation of these agreements and on a final and all-encompassing settlement. As these discussions have not led to such a settlement, in December 2023, the NAM shareholders asked an independent arbitration panel to rule on the interpretation and implementation of the agreements made in 2018/2019. The purpose of this arbitration is for a neutral third party to assess the situation and provide clarity. The arbitration is expected to take several years, and the judgement will be binding. In December 2025, Shell plc also initiated an arbitration against the Dutch State under the Energy Charter Treaty on the basis that its rights as an investor had been breached. These arbitration do not preclude a final and all-encompassing settlement, in the event that Shell, ExxonMobil and the Dutch government agree to such a settlement.
There remains a high degree of uncertainty concerning the ultimate outcome of these disputes and their potential effect on future operations, earnings, cash flows, reputation and Shell's financial condition.

287	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
32. Legal proceedings and other contingencies continued
Kazakhstan
Shell has several matters in dispute involving the Republic of Kazakhstan. One litigation matter involving a Shell NOV relates to a Sulphur permitting inspection outcome. An unfavourable ruling was issued by the Specialized Interdistrict Administrative Court of the City of Astana in December 2025, which was appealed in March 2026.
The other matters are ongoing disputes involving two Shell NOVs under the applicable production-sharing contracts.
Management believes that the outcomes of these matters, once determined, will be favourable to the Shell NOV. However, there remains a high degree of uncertainty regarding the ultimate outcomes and it is not possible to reliably estimate the magnitude and timing of any possible obligations or payments in respect of the matters above or potential effect on future operations, earnings, cash flows and Shell's financial condition.
Nigerian litigation
Shell remains a party to litigation in Nigeria and the UK related to the onshore business activities that it divested in 2025.It may take considerable time before these disputes are resolved by the various courts. There remains a high degree of uncertainty regarding the ultimate outcome of these disputes, as well as their potential effect on future operations, earnings, cash flows and Shell's financial condition.
OPL 245
In 2025, the criminal charges filed in 2017 against SNEPCO, a then current (now former) Shell employee, and third parties including ENI SpA and one of its subsidiaries were struck out for want of diligent prosecution, and the proceedings were dismissed. In March 2017, parties alleging to be shareholders of Malabu Oil and Gas Company Ltd. (Malabu) filed two actions to challenge the 2011 settlement of litigation pertaining to Oil Prospecting Licence 245 (OPL 245) with regard to potential anti-bribery, anti-corruption and anti-money laundering laws and the award of OPL 245 to SNEPCO and an ENI SpA subsidiary by the Federal Government of Nigeria. Both actions are currently stayed awaiting the outcome of appeals filed against procedural decisions. Those appeal proceedings are ongoing. On May 8, 2018, Human Environmental Development Agenda (HEDA) sought permission from the Federal High Court of Nigeria to apply for an order to direct the Attorney General of the Federation to revoke OPL 245 on grounds that the entire Malabu transaction in relation to the OPL is unconstitutional, illegal and void as it was obtained through fraudulent and corrupt practice. On July 3, 2019, the Nigerian Federal High Court upheld objections from SNEPCO and NAE and struck the lawsuit filed by HEDA. The suit was struck because of the statute of limitations and lack of jurisdiction to hear the matter. HEDA has appealed the judgement, which is ongoing.
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
Russia
On October 2, 2024, the Russian prosecutor filed a Moscow court claim against eight Shell-group entities (including Shell plc and Shell Energy Europe Limited ("SEEL")). The prosecutor seeks (i) declarations that Shell illegally abandoned in support of Sakhalin Energy Investment Company ("Sakhalin"); (ii) monetary relief of approximately €1.5 billion from SEEL to Gazprom Export ("GPE") for alleged unpaid gas deliveries in 2022; and (iii) a declaration that GPE can take 94₽ billion purportedly set aside for Shell for Sakhalin equity compensation from a Type-C account to net off against part of the alleged debt owed by SEEL to GPE. The proceedings are ongoing.
At this time, it is not possible to reliably estimate the magnitude and timing of any possible obligations or payments in respect of the matters above or whether any payments will be due. There remains a high degree of uncertainty regarding the ultimate outcomes, as well as the potential effect on future operations, earnings, cash flows and Shell's financial condition.

288	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
33. Employees

Employee costs

	$ million
	2025	2024	2023
Remuneration [A]	11,183	11,907	11,456
Social security contributions [A]	1,047	1,124	1,085
Retirement benefits (see Note 24)	1,075	809	1,324
Share-based compensation (see Note 28)	774	732	700
Total [B]	14,079	14,572	14,565
[A]From 2025, Remuneration and Social security contributions include additional categories of employee-related costs. Prior period comparatives have been revised to conform with the current year change.
[B]Excludes employees seconded to joint ventures and associates.

Average employee numbers [A]

	Thousand
	2025	2024	2023
Integrated Gas	6	6	6
Upstream	11	13	11
Marketing	22	24	26
Chemicals and Products	20	22	22
Renewables and Energy Solutions	2	3	5
Corporate [B]	27	30	30
Total [C]	88	98	100
[A]The employee numbers are based on headcount.
[B]Includes 22,000 employees (2024: 23,000; 2023: 23,000) working in business service centres irrespective of the segment they support.
[C]Excludes employees seconded to joint ventures and associates (2025: 1,000 employees; 2024: 1,000 employees; 2023: 2,000 employees).

34. Directors and Senior Management

Remuneration of Directors of the Company

	$ million
	2025	2024	2023
Emoluments	13	13	12
Value of released awards under long-term incentive plans	19	10	4
Employer contributions to pension plans	1	1	1
Emoluments comprise salaries and fees, annual bonuses (for the period for which performance is assessed) and other benefits. The value of released awards under long-term incentive plans for the period is in respect of the performance period ending in that year. In 2025, no Director accrued retirement benefits in respect of qualifying services under defined benefit plans.

Directors and Senior Management expense

	$ million
	2025	2024	2023
Short-term benefits	39	33	31
Retirement benefits	2	2	2
Share-based compensation	14	11	17
Termination and related amounts	4	—	7
Total	59	46	57
Directors and Senior Management comprise members of the Executive Committee and the Non-executive Directors of the Company.
Short-term benefits comprise salaries and fees, annual bonuses delivered in cash and shares (for the period for which performance is assessed), other benefits and employer social security contributions.

289	Shell	Form 20-F 2025

Financial Statements and Supplements | Notes to the Consolidated Financial Statements continued
35. Auditor's remuneration

	$ million
	2025	2024	2023
Fees in respect of the audit of the Consolidated and Parent Company Financial Statements, including audit of consolidation returns	38	41	42
Other audit fees, principally in respect of audits of accounts of subsidiaries	18	19	19
Total audit fees	56	60	61
Audit-related fees	3	3	3
Fees in respect of other non-audit services	4	3	2
Total	63	66	66
In addition, the auditor provided audit services to retirement benefit plans for employees of subsidiaries. Remuneration paid by those benefit plans amounted to $1 million in 2025 (2024: $1 million; 2023: $1 million).

36. Post-balance sheet events
On February 5, 2026, Shell announced the commencement of a $3.5 billion share buyback programme ("the programme") covering an aggregate contract term of approximately three months. The purpose of the programme is to reduce the issued share capital of the Company. All shares repurchased as part of the programme will be cancelled. It is intended that, subject to market conditions, the programme will be completed prior to the Company's first quarter 2026 results announcement, scheduled for May 7, 2026. The company has entered into an arrangement with a single broker, consisting of two irrevocable non-discretionary contracts, to enable the purchase of ordinary shares.
After the balance sheet date and following the Iran conflict, oil and gas supply from the Middle East is impacted. Commodity markets showed high volatility creating uncertainty with regards to prices for oil and gas. As at the date of these Consolidated Financial Statements, the conflict has not resulted in a material impact on Shell's financial position and performance. The scale and duration of the conflict remain uncertain but could impact Shell's earnings, cash flow and financial condition.
On March 9, 2026, Shell entered into an agreement to sell its 100% interest in Jiffy Lubricants International to an affiliate of Monomoy Capital Partners (Monomoy) for a consideration of $1.3 billion. As part of this transaction, Shell has entered into a long-term lubricants supply agreement with Monomoy. The transaction is expected to close in the second half of 2026, subject to regulatory approval and closing conditions.

290	Shell	Form 20-F 2025

Financial Statements and Supplements

Supplementary information – oil and gas (unaudited)
About this section
The purpose of this section is to comply with the US Securities and Exchange Commission (SEC) Rules and the requirements of the Financial Accounting Standards Board (FASB) "Extractive Activities – Oil and Gas (Topic 932)". Extractive activities for this purpose include exploration and production activities to extract oil, condensates, natural gas liquids, oil sands and natural gas from their natural reservoirs.
In Shell, extractive activities, or oil and gas exploration and production activities, are undertaken within the Integrated Gas, Upstream and the Chemicals and Products (includes oil sands) segments. Shell's extractive activities do not represent the full extent of Integrated Gas, Upstream and Chemicals and Products activities, and exclude GTL processing, some LNG activities, trading and optimisation, as well as other non-extractive activities. As a result, the information in this extractive activities section is not suitable for modelling Shell's integrated businesses, for which we refer to the segment information. Full segment information to the Consolidated Financial Statements is available on pages 243-251.
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
Subsidiaries' proved reserves at December 31, 2025, were divided into 77% developed and 23% undeveloped on a barrel of oil equivalent (boe) basis. For the Shell share of joint ventures and associates, the proved reserves at December 31, 2025, were divided into 36% developed and 64% undeveloped on a boe basis.
Proved reserves are recognised under various forms of contractual agreements. Shell's proved reserves volumes at December 31, 2025, present in agreements such as production-sharing contracts (PSC), tax/variable royalty contracts or other forms of economic entitlement contracts, where the Shell share of reserves can vary with commodity prices, were 1,383 million barrels of liquids, and 10,065 thousand million standard cubic feet (scf) of natural gas.
Proved reserves cannot be measured exactly because estimation of reserves involves subjective judgement (see "Risk factors" on page 24 and our "Proved reserves assurance process" below). These estimates remain subject to revision and are unaudited supplementary information.
Proved reserves assurance process
A central group of reserves experts, who on average have around 29 years' experience in the oil and gas industry, undertake the primary assurance of the proved reserves bookings. This group of experts is part of the Resources Assurance and Reporting (RAR) organisation within Shell. A Vice President with 40 years' experience in the oil and gas industry currently heads the RAR organisation. He is a member of the Society of Petroleum Engineers, Society of Petroleum Evaluation Engineers and holds a BA in mathematics from Oxford University and an MEng in Petroleum Engineering from Heriot-Watt University. The RAR organisation reports directly to an Executive Vice President of Finance, who is the chair of the Upstream Reserves Committee (URC). The URC is a multidisciplinary committee consisting of senior representatives from the Finance, Legal, Integrated Gas and Upstream organisations. The URC reviews and endorses all major (larger than 30 million barrels of oil equivalent) proved reserves bookings and debookings and endorses the total aggregated proved reserves. Final approval of all proved reserves bookings remains with Shell's CEO, and all proved reserves bookings are reviewed by Shell's Audit and Risk Committee. The Internal Audit function also provides secondary assurance through audits of the control framework.
Crude oil, natural gas liquids, synthetic crude oil and bitumen
Shell subsidiaries' proved reserves of crude oil, natural gas liquids (NGL), synthetic crude oil and bitumen at the end of the year; their share of the proved reserves of joint ventures and associates at the end of the year; and the changes in such reserves during the year are set out on pages 292-295. Significant changes in these proved reserves are discussed below (except where specific disclosures are prohibited), where "revisions and reclassifications" are changes based on new information that resulted from development drilling, production history and changes in economic factors.

291	Shell	Form 20-F 2025

Financial Statements and Supplements | Supplementary information – oil and gas (unaudited) continued
Proved reserves 2025–2024
Shell subsidiaries
Africa
￮The decrease of 131 million barrels in sales of minerals in place was mainly due to the divestment in Nigeria.
Asia
￮The increase of 94 million barrels in revisions and reclassifications was mainly in Oman, Malaysia, and Kazakhstan.
Canada
￮The decrease of 725 million barrels in sales of minerals in place was mainly due to the divestment of Oil Sands.
USA
￮The increase of 61 million barrels in revisions and reclassifications was mainly in Vito, Appomattox, Kaikias, Whale, and Mars.
South America
￮The increase of 74 million barrels in revisions and reclassifications was mainly in Mero and Tupi (Brazil).
Proved reserves 2024–2023
Shell subsidiaries
Asia
￮The increase of 115 million barrels in revisions and reclassifications was mainly in Oman and Kazakhstan.
USA
￮The increase of 92 million barrels in revisions and reclassifications was mainly in Vito, Appomattox, Kaikias and Mars.
South America
￮The increase of 162 million barrels in revisions and reclassifications was mainly due to an FID of an additional FPSO in Atapu, Brazil.

292	Shell	Form 20-F 2025

Financial Statements and Supplements | Supplementary information – oil and gas (unaudited) continued

Proved developed and undeveloped reserves 2025

										Million barrels
					North America			South America
	Europe	Asia	Oceania	Africa	USA	Canada			Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Oil and NGL	Oil and NGL	Synthetic crude oil	All products
Shell subsidiaries
At January 1	158	1,361	65	294	437	—	741	1,211	3,526	741	4,267
Revisions and reclassifications	(2)	94	6	7	61	2	—	74	242	—	242
Improved recovery	—	16	—	—	—	—	—	—	16	—	16
Extensions and discoveries	—	—	6	1	18	—	—	19	44	—	44
Purchases of minerals in place	—	—	—	22	7	—	—	1	30	—	30
Sales of minerals in place	(91)	—	—	(131)	—	—	(725)	(1)	(223)	(725)	(948)
Production [A]	(35)	(167)	(11)	(25)	(117)	(1)	(16)	(162)	(518)	(16)	(534)
At December 31	30	1,304	66	168	406	1	—	1,142	3,117	—	3,117
Shell share of joint ventures and associates
At January 1	1	362	—	—	—	—	—	—	363	—	363
Revisions and reclassifications	—	37	—	—	—	—	—	—	37	—	37
Improved recovery	—	—	—	—	—	—	—	—	—	—	—
Extensions and discoveries	—	—	—	—	—	—	—	—	—	—	—
Purchases of minerals in place	56	—	—	—	—	—	—	—	56	—	56
Sales of minerals in place	—	—	—	—	—	—	—	—	—	—	—
Production	(2)	(25)	—	—	—	—	—	—	(27)	—	(27)
At December 31	55	374	—	—	—	—	—	—	429	—	429
Total	85	1,678	66	168	406	1	—	1,142	3,546	—	3,546
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31	—	—	—	—	—	—	—	—	—	—	—
[A]Includes 1 million barrels consumed in operations for synthetic crude oil.

Proved developed reserves 2025

										Million barrels
					North America			South America
	Europe	Asia	Oceania	Africa	USA	Canada			Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	115	1,183	43	216	285	—	741	886	2,728	741	—	3,469
At December 31	29	1,134	35	93	330	1	—	896	2,518	—	—	2,518
Shell share of joint ventures and associates
At January 1	1	135	—	—	—	—	—	—	136	—	—	136
At December 31	46	132	—	—	—	—	—	—	178	—	—	178

Proved undeveloped reserves 2025

										Million barrels
					North America			South America
	Europe	Asia	Oceania	Africa	USA	Canada			Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Oil and NGL	Oil and NGL	Synthetic crude oil	All products
Shell subsidiaries
At January 1	43	178	22	78	152	—	—	325	798	—	798
At December 31	1	170	31	75	76	—	—	246	599	—	599
Shell share of joint ventures and associates
At January 1	—	227	—	—	—	—	—	—	227	—	227
At December 31	9	242	—	—	—	—	—	—	251	—	251

293	Shell	Form 20-F 2025

Financial Statements and Supplements | Supplementary information – oil and gas (unaudited) continued

Proved developed and undeveloped reserves 2024

										Million barrels
					North America			South America
	Europe	Asia	Oceania	Africa	USA	Canada			Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Oil and NGL	Oil and NGL	Synthetic crude oil	All products
Shell subsidiaries
At January 1	160	1,392	79	259	439	5	757	1,178	3,512	757	4,269
Revisions and reclassifications	32	115	(2)	13	92	(4)	(13)	162	408	(13)	395
Improved recovery	—	9	—	39	—	—	—	—	48	—	48
Extensions and discoveries	—	5	—	24	14	—	—	9	52	—	52
Purchases of minerals in place	—	1	—	—	—	—	16	12	13	16	29
Sales of minerals in place	—	—	—	—	—	—	—	—	—	—	—
Production [A]	(34)	(161)	(12)	(41)	(108)	(1)	(19)	(150)	(507)	(19)	(526)
At December 31	158	1,361	65	294	437	—	741	1,211	3,526	741	4,267
Shell share of joint ventures and associates
At January 1	2	390	—	—	—	—	—	—	392	—	392
Revisions and reclassifications	—	(5)	—	—	—	—	—	—	(5)	—	(5)
Improved recovery	—	—	—	—	—	—	—	—	—	—	—
Extensions and discoveries	—	—	—	—	—	—	—	—	—	—	—
Purchases of minerals in place	—	—	—	—	—	—	—	—	—	—	—
Sales of minerals in place	—	—	—	—	—	—	—	—	—	—	—
Production	(1)	(23)	—	—	—	—	—	—	(24)	—	(24)
At December 31	1	362	—	—	—	—	—	—	363	—	363
Total	159	1,723	65	294	437	—	741	1,211	3,889	741	4,630
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31	—	—	—	—	—	—	370	—		370	370
[A]Includes 1 million barrels consumed in operations for synthetic crude oil.

Proved developed reserves 2024

										Million barrels
					North America			South America
	Europe	Asia	Oceania	Africa	USA	Canada			Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	122	985	53	230	305	2	757	841	2,538	757	—	3,295
At December 31	115	1,183	43	216	285	—	741	886	2,728	741	—	3,469
Shell share of joint ventures and associates
At January 1	2	113	—	—	—	—	—	—	115	—	—	115
At December 31	1	135	—	—	—	—	—	—	136	—	—	136

Proved undeveloped reserves 2024

										Million barrels
					North America			South America
	Europe	Asia	Oceania	Africa	USA	Canada			Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Oil and NGL	Oil and NGL	Synthetic crude oil	All products
Shell subsidiaries
At January 1	38	407	26	29	134	3	—	337	974	—	974
At December 31	43	178	22	78	152	—	—	325	798	—	798
Shell share of joint ventures and associates
At January 1	—	277	—	—	—	—	—	—	277	—	277
At December 31	—	227	—	—	—	—	—	—	227	—	227

294	Shell	Form 20-F 2025

Financial Statements and Supplements | Supplementary information – oil and gas (unaudited) continued

Proved developed and undeveloped reserves 2023

										Million barrels
					North America			South America
	Europe	Asia	Oceania	Africa	USA	Canada			Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Oil and NGL	Oil and NGL	Synthetic crude oil	All products
Shell subsidiaries
At January 1	192	1,411	106	218	543	4	731	1,138	3,612	731	4,343
Revisions and reclassifications	2	149	(17)	79	46	1	35	165	425	35	460
Improved recovery	—	3	—	—	—	—	—	—	3	—	3
Extensions and discoveries	—	2	—	—	69	1	—	25	97	—	97
Purchases of minerals in place	—	—	1	—	3	—	11	—	4	11	15
Sales of minerals in place	—	(11)	—	—	(110)	—	—	—	(121)	—	(121)
Production [A]	(34)	(162)	(11)	(38)	(112)	(1)	(20)	(150)	(508)	(20)	(528)
At December 31	160	1,392	79	259	439	5	757	1,178	3,512	757	4,269
Shell share of joint ventures and associates
At January 1	3	327	—	—	—	—	—	7	337	—	337
Revisions and reclassifications	—	—	—	—	—	—	—	(7)	(7)	—	(7)
Improved recovery	—	—	—	—	—	—	—	—	—	—	—
Extensions and discoveries	—	—	—	—	—	—	—	—	—	—	—
Purchases of minerals in place	—	85	—	—	—	—	—	—	85	—	85
Sales of minerals in place	—	—	—	—	—	—	—	—	—	—	—
Production	(1)	(22)	—	—	—	—	—	—	(23)	—	(23)
At December 31	2	390	—	—	—	—	—	—	392	—	392
Total [B]	162	1,782	79	259	439	5	757	1,178	3,904	757	4,661
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31	—	—	—	—	—	—	378	—	—	378	378
[A]Includes 1 million barrels consumed in operations for synthetic crude oil.

Proved developed reserves 2023

										Million barrels
					North America			South America
	Europe	Asia	Oceania	Africa	USA	Canada			Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Oil and NGL	Oil and NGL	Synthetic crude oil	All products
Shell subsidiaries
At January 1	140	999	73	187	356	3	731	831	2,589	731	3,320
At December 31	122	985	53	230	305	2	757	841	2,538	757	3,295
Shell share of joint ventures and associates
At January 1	3	154	—	—	—	—	—	7	164	—	164
At December 31	2	113	—	—	—	—	—	—	115	—	115

Proved undeveloped reserves 2023

										Million barrels
					North America			South America
	Europe	Asia	Oceania	Africa	USA	Canada			Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Oil and NGL	Oil and NGL	Synthetic crude oil	All products
Shell subsidiaries
At January 1	52	412	33	31	187	1	—	307	1,023	—	1,023
At December 31	38	407	26	29	134	3	—	337	974	—	974
Shell share of joint ventures and associates
At January 1	—	173	—	—	—	—	—	—	173	—	173
At December 31	—	277	—	—	—	—	—	—	277	—	277

295	Shell	Form 20-F 2025

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
Proved reserves 2025–2024
Shell subsidiaries
Asia
￮The increase of 313 thousand million scf in revisions and reclassifications was mainly in Oman and Malaysia.
Africa
￮The decrease of 1819 thousand million scf in sales of minerals in place was mainly due to the divestment in Nigeria.
Canada
￮The increase of 405 thousand million scf in revisions and reclassifications was mainly due to re-booking of proved reserves in Groundbirch, Canada following an adequate year-average AECO (Alberta Energy Company) price in 2025.
Europe
￮The decrease of 299 thousand million scf in sales of minerals in place was mainly in UK due to formation of IJV - Adura.
Oceania
￮The increase of 447 thousand million scf in revisions and reclassifications was mainly in Surat - QGC, Gorgon, Crux, and Prelude.
￮The increase of 528 thousand million scf in extensions and discoveries was mainly in Geryon.
Proved reserves 2024–2023
Shell subsidiaries
Asia
￮The increase of 490 thousand million scf in revisions and reclassifications was mainly in Malaysia.
Canada
￮The decrease of 1,329 thousand million scf in revisions and reclassifications was mainly due to the low year-average AECO (Alberta Energy Company) price in 2024 in Groundbirch, Canada.
Europe
￮The increase of 280 thousand million scf in revisions and reclassifications was mainly in Troll, Norway.
South America
￮The increase of 1,664 thousand million scf in extensions and discoveries was mainly due to an FID on Manatee, Trinidad and Tobago.

296	Shell	Form 20-F 2025

Financial Statements and Supplements | Supplementary information – oil and gas (unaudited) continued

Proved developed and undeveloped reserves 2025

				Thousand million standard cubic feet
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Shell subsidiaries
At January 1	2,507	8,891	5,695	1,952	498	—	3,015	22,558
Revisions and reclassifications	82	313	447	58	20	405	190	1,515
Improved recovery	—	—	—	—	—	—	—	—
Extensions and discoveries	83	—	528	88	38	5	13	755
Purchases of minerals in place	—	—	—	7	10	—	—	17
Sales of minerals in place	(299)	—	—	(1,819)	—	—	(12)	(2,130)
Production [A]	(293)	(880)	(768)	(82)	(128)	(160)	(279)	(2,590)
At December 31	2,080	8,324	5,902	204	438	250	2,927	20,125
Shell share of joint ventures and associates
At January 1	89	5,900	395	—	—	—	—	6,384
Revisions and reclassifications	31	199	21	—	—	—	—	251
Improved recovery	—	—	—	—	—	—	—	—
Extensions and discoveries	—	—	13	—	—	—	—	13
Purchases of minerals in place	166	—	—	—	—	—	—	166
Sales of minerals in place	(35)	—	—	—	—	—	—	(35)
Production [B]	(33)	(288)	(42)	—	—	—	—	(363)
At December 31	218	5,811	387	—	—	—	—	6,416
Total	2,298	14,135	6,289	204	438	250	2,927	26,541
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31
[A]Includes 249 thousand million standard cubic feet consumed in operations.
[B]Includes 26 thousand million standard cubic feet consumed in operations.

Proved developed reserves 2025

				Thousand million standard cubic feet
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Shell subsidiaries
At January 1	2,054	7,693	4,521	1,072	226	—	1,120	16,686
At December 31	1,966	7,237	4,028	113	370	250	996	14,960
Shell share of joint ventures and associates
At January 1	88	1,855	265	—	—	—	—	2,208
At December 31	161	1,769	262	—	—	—	—	2,192

Proved undeveloped reserves 2025

				Thousand million standard cubic feet
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Shell subsidiaries
At January 1	453	1,198	1,174	880	272	—	1,895	5,872
At December 31	114	1,087	1,874	91	68	—	1,931	5,165
Shell share of joint ventures and associates
At January 1	1	4,045	130	—	—	—	—	4,176
At December 31	57	4,042	125	—	—	—	—	4,224

297	Shell	Form 20-F 2025

Financial Statements and Supplements | Supplementary information – oil and gas (unaudited) continued

Proved developed and undeveloped reserves 2024

				Thousand million standard cubic feet
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Shell subsidiaries
At January 1	2,508	9,168	6,229	1,847	485	1,483	1,556	23,276
Revisions and reclassifications	280	490	232	89	77	(1,329)	79	(82)
Improved recovery	—	—	—	7	—	—	—	7
Extensions and discoveries	4	37	51	181	46	—	1,664	1,983
Purchases of minerals in place	—	86	—	—	—	—	15	101
Sales of minerals in place	(1)	—	—	—	—	—	—	(1)
Production [A]	(284)	(890)	(817)	(172)	(110)	(154)	(299)	(2,726)
At December 31	2,507	8,891	5,695	1,952	498	—	3,015	22,558
Shell share of joint ventures and associates
At January 1	122	6,103	228	—	—	—	—	6,453
Revisions and reclassifications	5	84	59	—	—	—	—	148
Improved recovery	—	—	—	—	—	—	—	—
Extensions and discoveries	—	1	148	—	—	—	—	149
Purchases of minerals in place	—	—	—	—	—	—	—	—
Sales of minerals in place	—	—	—	—	—	—	—	—
Production [B]	(38)	(288)	(40)	—	—	—	—	(366)
At December 31	89	5,900	395	—	—	—	—	6,384
Total	2,596	14,791	6,090	1,952	498	—	3,015	28,942
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31
[A]Includes 233 thousand million standard cubic feet consumed in operations.
[B]Includes 27 thousand million standard cubic feet consumed in operations.

Proved developed reserves 2024

				Thousand million standard cubic feet
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Shell subsidiaries
At January 1	2,205	7,348	4,870	875	268	706	1,273	17,545
At December 31	2,054	7,693	4,521	1,072	226	—	1,120	16,686
Shell share of joint ventures and associates
At January 1	120	1,936	228	—	—	—	—	2,284
At December 31	88	1,855	265	—	—	—	—	2,208

Proved undeveloped reserves 2024

				Thousand million standard cubic feet
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Shell subsidiaries
At January 1	303	1,820	1,359	972	217	777	283	5,731
At December 31	453	1,198	1,174	880	272	—	1,895	5,872
Shell share of joint ventures and associates
At January 1	2	4,167	—	—	—	—	—	4,169
At December 31	1	4,045	130	—	—	—	—	4,176

298	Shell	Form 20-F 2025

Financial Statements and Supplements | Supplementary information – oil and gas (unaudited) continued

Proved developed and undeveloped reserves 2023

				Thousand million standard cubic feet
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Shell subsidiaries
At January 1	2,884	9,078	5,949	1,841	521	956	1,819	23,048
Revisions and reclassifications	(103)	952	1,043	139	64	443	64	2,602
Improved recovery	—	—	—	—	—	—	—	—
Extensions and discoveries	—	55	—	—	43	224	14	336
Purchases of minerals in place	—	—	14	—	2	—	—	16
Sales of minerals in place	—	(82)	—	—	(31)	—	—	(113)
Production [A]	(273)	(835)	(777)	(133)	(114)	(140)	(341)	(2,613)
At December 31	2,508	9,168	6,229	1,847	485	1,483	1,556	23,276
Shell share of joint ventures and associates
At January 1	175	5,008	169	—	—	—	7	5,359
Revisions and reclassifications	3	(141)	60	—	—	—	(6)	(84)
Improved recovery	—	—	—	—	—	—	—	—
Extensions and discoveries	—	—	30	—	—	—	—	30
Purchases of minerals in place	—	1,516	—	—	—	—	—	1,516
Sales of minerals in place	—	—	—	—	—	—	—	—
Production [B]	(56)	(280)	(31)	—	—	—	(1)	(368)
At December 31	122	6,103	228	—	—	—	—	6,453
Total	2,630	15,271	6,457	1,847	485	1,483	1,556	29,729
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31	—	—	—	—	—	—	—	—
[A]Includes 228 thousand million standard cubic feet consumed in operations.
[B]Includes 31 thousand million standard cubic feet consumed in operations.

Proved developed reserves 2023

				Thousand million standard cubic feet
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Shell subsidiaries
At January 1	2,460	6,698	4,111	984	275	712	1,582	16,822
At December 31	2,205	7,348	4,870	875	268	706	1,273	17,545
Shell share of joint ventures and associates
At January 1	175	2,261	129	—	—	—	7	2,572
At December 31	120	1,936	228	—	—	—	—	2,284

Proved undeveloped reserves 2023

				Thousand million standard cubic feet
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Shell subsidiaries
At January 1	424	2,380	1,838	857	246	244	237	6,226
At December 31	303	1,820	1,359	972	217	777	283	5,731
Shell share of joint ventures and associates
At January 1	—	2,747	40	—	—	—	—	2,787
At December 31	2	4,167	—	—	—	—	—	4,169

299	Shell	Form 20-F 2025

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
Standardised measure of discounted future cash flows relating to proved reserves at December 31

2025 – Shell subsidiaries

								$ million
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Future cash inflows	27,361	105,021	53,210	13,059	27,095	359	87,014	313,119
Future production costs	6,529	26,460	23,154	4,892	9,541	375	40,593	111,544
Future development costs	2,654	13,630	10,599	5,476	8,366	274	16,843	57,842
Future tax expenses	15,440	27,077	3,897	1,081	1,304	—	7,415	56,214
Future net cash flows	2,738	37,854	15,560	1,610	7,884	(290)	22,163	87,519
Effect of discounting cash flows at 10%	1,007	15,051	6,259	1,147	1,289	(59)	9,483	34,177
Standardised measure of discounted future net cash flows	1,731	22,803	9,301	463	6,595	(231)	12,680	53,342
Non-controlling interest included	—	—	—	—	—	—	—	—

2025 – Shell share of joint ventures and associates

								$ million
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Future cash inflows	5,934	59,690	2,200	—	—	—	—	67,824
Future production costs	3,462	23,375	1,569	—	—	—	—	28,406
Future development costs	2,372	5,977	434	—	—	—	—	8,783
Future tax expenses	480	18,103	—	—	—	—	—	18,583
Future net cash flows	(380)	12,235	197	—	—	—	—	12,052
Effect of discounting cash flows at 10%	(600)	5,624	6	—	—	—	—	5,030
Standardised measure of discounted future net cash flows	220	6,611	191	—	—	—	—	7,022

2024 – Shell subsidiaries

								$ million
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Future cash inflows	37,955	123,846	55,232	28,879	32,916	48,952	102,670	430,450
Future production costs	11,866	29,048	24,991	10,232	12,472	19,831	46,858	155,298
Future development costs	6,522	13,124	8,866	5,971	9,953	4,905	18,146	67,487
Future tax expenses	16,295	35,843	3,306	6,345	1,710	5,492	10,910	79,901
Future net cash flows	3,272	45,831	18,069	6,331	8,781	18,724	26,756	127,764
Effect of discounting cash flows at 10%	703	19,582	6,456	2,793	1,386	13,675	11,592	56,187
Standardised measure of discounted future net cash flows	2,569	26,249	11,613	3,538	7,395	5,049	15,164	71,577
Non-controlling interest included	—	—	—	—	—	2,525	—	2,525

300	Shell	Form 20-F 2025

Financial Statements and Supplements | Supplementary information – oil and gas (unaudited) continued

2024 – Shell share of joint ventures and associates

								$ million
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Future cash inflows	1,068	68,554	2,542	—	—	—	—	72,164
Future production costs	571	26,367	1,697	—	—	—	—	28,635
Future development costs	608	8,260	491	—	—	—	—	9,359
Future tax expenses	132	23,786	—	—	—	—	—	23,918
Future net cash flows	(243)	10,141	354	—	—	—	—	10,252
Effect of discounting cash flows at 10%	(151)	5,338	81	—	—	—	—	5,268
Standardised measure of discounted future net cash flows	(92)	4,803	273	—	—	—	—	4,984

2023 – Shell subsidiaries

								$ million
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Future cash inflows	47,840	130,018	61,283	25,740	34,456	54,604	96,804	450,745
Future production costs	13,367	29,098	28,065	10,844	14,506	23,944	43,320	163,144
Future development costs	6,013	13,744	8,902	3,446	8,771	6,633	15,862	63,371
Future tax expenses	23,310	37,566	3,562	6,805	1,561	5,485	11,674	89,963
Future net cash flows	5,150	49,610	20,754	4,645	9,618	18,542	25,948	134,267
Effect of discounting cash flows at 10%	1,351	21,769	7,594	1,392	1,644	13,453	9,320	56,523
Standardised measure of discounted future net cash flows	3,799	27,841	13,160	3,253	7,974	5,089	16,628	77,744
Non-controlling interest included	—	—	—	—	—	2,544	—	2,544

2023 – Shell share of joint ventures and associates

								$ million
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Future cash inflows	1,885	71,003	1,478	—	—	—	—	74,366
Future production costs	792	27,725	1,136	—	—	—	—	29,653
Future development costs	601	8,267	155	—	—	—	—	9,023
Future tax expenses	386	24,495	—	—	—	—	—	24,881
Future net cash flows	106	10,516	187	—	—	—	—	10,809
Effect of discounting cash flows at 10%	(83)	6,539	(59)	—	—	—	—	6,397
Standardised measure of discounted future net cash flows	189	3,977	246	—	—	—	—	4,412

301	Shell	Form 20-F 2025

Financial Statements and Supplements | Supplementary information – oil and gas (unaudited) continued
Change in standardised measure of discounted future net cash flows relating to proved reserves

2025

			$ million
	Shell subsidiaries	Shell share of joint ventures and associates	Total
At January 1	71,577	4,984	76,561
Net changes in prices and production costs	(13,808)	(2,503)	(16,311)
Revisions of previous reserves estimates	12,682	1,273	13,955
Extensions, discoveries and improved recovery	4,693	28	4,721
Purchases and sales of minerals in place	(17,342)	2,145	(15,197)
Development cost related to future production	(3,912)	(343)	(4,255)
Sales and transfers of oil and gas, net of production costs	(35,815)	(2,630)	(38,445)
Development cost incurred during the year	11,479	1,370	12,849
Accretion of discount	10,888	1,258	12,146
Net change in income tax	12,900	1,440	14,340
At December 31	53,342	7,022	60,364

2024

			$ million
	Shell subsidiaries	Shell share of joint ventures and associates	Total
At January 1	77,744	4,412	82,156
Net changes in prices and production costs	(6,032)	813	(5,219)
Revisions of previous reserves estimates	16,196	2,180	18,376
Extensions, discoveries and improved recovery	6,559	277	6,836
Purchases and sales of minerals in place	475	0	475
Development cost related to future production	(12,193)	(668)	(12,861)
Sales and transfers of oil and gas, net of production costs	(40,034)	(3,767)	(43,801)
Development cost incurred during the year	11,298	1,260	12,558
Accretion of discount	11,892	1,144	13,036
Net change in income tax	5,672	(667)	5,005
At December 31	71,577	4,984	76,561

2023

			$ million
	Shell subsidiaries	Shell share of joint ventures and associates	Total
At January 1	111,667	7,196	118,863
Net changes in prices and production costs	(57,249)	(8,991)	(66,240)
Revisions of previous reserves estimates	17,624	(1,507)	16,117
Extensions, discoveries and improved recovery	5,007	60	5,067
Purchases and sales of minerals in place	(4,039)	3,365	(674)
Development cost related to future production	(8,339)	(2,011)	(10,350)
Sales and transfers of oil and gas, net of production costs	(41,345)	(1,976)	(43,321)
Development cost incurred during the year	9,797	1,337	11,134
Accretion of discount	17,482	1,855	19,337
Net change in income tax	27,139	5,084	32,223
At December 31	77,744	4,412	82,156

302	Shell	Form 20-F 2025

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
Shell subsidiaries

		$ million
	2025	2024
Cost
Proved properties [A]	251,062	247,001
Unproved properties	6,630	7,214
Support equipment and facilities	10,982	12,164
	268,674	266,379
Depreciation, depletion and amortisation
Proved properties [A]	165,610	159,802
Unproved properties	2,649	3,106
Support equipment and facilities	7,021	7,658
	175,280	170,566
Net capitalised costs	93,394	95,813
[A]Includes capitalised asset decommissioning and restoration costs and related depreciation.
Shell share of joint ventures and associates

		$ million
	2025	2024
Cost
Proved properties [A] [B]	55,874	50,270
Unproved properties [B]	2,723	1,309
Support equipment and facilities	5,201	4,752
	63,798	56,331
Depreciation, depletion and amortisation
Proved properties [A]	40,272	38,068
Unproved properties	452	452
Support equipment and facilities	3,426	3,213
	44,150	41,733
Net capitalised costs	19,648	14,598
[A]Includes capitalised asset decommissioning and restoration costs and related depreciation.
[B]Includes costs incurred on acquisition by Adura Energy Limited.
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
Shell subsidiaries

2025

								$ million
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Other [A]		Total
Acquisition of properties
Proved	2	—	—	160	—	—	—	162
Unproved	1	—	—	1	28	2	19	51
Exploration	196	181	41	175	619	48	438	1,698
Development	1,471	1,265	2,294	1,282	4,139	368	3,303	14,122
[A]Comprises Canada, Mexico and Barbados.

303	Shell	Form 20-F 2025

Financial Statements and Supplements | Supplementary information – oil and gas (unaudited) continued

2024

								$ million
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Other [A]		Total
Acquisition of properties
Proved	1	—	—	1	—	—	—	2
Unproved	—	—	—	9	68	1	19	97
Exploration	264	187	91	398	499	85	342	1,866
Development	1,728	1,812	1,904	1,002	4,302	402	2,568	13,718
[A]Comprises Canada, Mexico and Barbados.

2023

								$ million
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Other [A]		Total
Acquisition of properties
Proved	1	—	—	—	3	—	—	4
Unproved	—	—	—	(6)	18	34	45	91
Exploration	352	201	62	536	1,159	293	365	2,968
Development	1,431	1,701	1,039	353	3,265	309	1,982	10,080
[A]Comprises Canada and Mexico.
Shell share of joint ventures and associates
Joint ventures and associates did not incur costs in the acquisition of oil and gas properties in 2025, 2024, and 2023.

2025

									$ million
						North America		South America
	Europe		Asia	Oceania	Africa	USA	Other		Total
Acquisition of properties
Proved	2,449	[A]	—	—	—	—	—	—	2,449
Unproved	1,370	[A]	—	—	—	—	—	—	1,370
Exploration	—		25	17	—	—	—	—	42
Development	66		2,311	198	—	—	—	—	2,575
[A]Includes costs incurred on acquisition by Adura Energy Limited.

2024

								$ million
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Other		Total
Exploration	—	43	10	—	—	—	—	53
Development	34	2,746	96	—	—	—	—	2,876

2023

								$ million
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Other		Total
Exploration	—	65	5	—	—	—	—	70
Development	2	2,809	189	—	—	—	—	3,000

304	Shell	Form 20-F 2025

Financial Statements and Supplements | Supplementary information – oil and gas (unaudited) continued
Oil and gas exploration and production activities earnings
The earnings disclosed in this "extractive activities" section are only a subset of Shell's total earnings and as a result are not suitable for modelling Shell's integrated businesses, for which we refer to the full segment earnings and descriptions of Integrated Gas, Upstream and Chemicals and Products. These are available on pages 45, 52 and 74 respectively. The earnings disclosed in this "extractive activities" section are not adjusted for items such as impairment charges, restructuring charges and charges for onerous contract provisions. Full segment information to the Consolidated Financial Statements is available on pages 243-251.
The results of operations for oil and gas producing activities are shown in the tables below. Taxes other than income tax include royalties in cash to governments, without option to pay in kind outside the USA and Canada.
Shell subsidiaries

2025

	$ million
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Other [A]		Total
Revenue
Third parties	965	2,873	448	958	142	916	1,595	7,897
Sales between businesses	6,430	10,511	6,021	1,649	7,815	1,626	9,458	43,510
Total	7,395	13,384	6,469	2,607	7,957	2,542	11,053	51,407
Production costs excluding taxes	1,438	1,889	1,067	444	1,208	552	1,749	8,347
Taxes other than income tax	75	125	298	58	—	—	2,567	3,123
Exploration	164	201	13	159	401	3	195	1,136
Depreciation, depletion and amortisation	549	1,697	2,427	468	4,259	254	4,007	13,661
Other costs/(income)	(1,162)	1,460	195	291	205	1,665	1,276	3,930
Earnings before taxation	6,331	8,012	2,469	1,187	1,884	68	1,259	21,210
Taxation charge/(credit)	3,521	4,869	866	358	387	58	274	10,333
Earnings after taxation	2,810	3,143	1,603	829	1,497	10	985	10,877
[A]Comprises Canada, Mexico and Barbados.

2024

	$ million
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Other [A]		Total
Revenue
Third parties	1,263	3,166	591	1,535	181	1,322	1,963	10,021
Sales between businesses	6,663	11,905	7,596	2,667	8,261	1,907	10,093	49,092
Total	7,926	15,071	8,187	4,202	8,442	3,229	12,056	59,113
Production costs excluding taxes	1,389	1,878	1,097	817	1,269	565	1,488	8,503
Taxes other than income tax	82	176	405	332	—	—	2,911	3,906
Exploration	707	152	13	503	533	34	469	2,411
Depreciation, depletion and amortisation	1,249	1,551	2,309	831	4,371	347	3,930	14,588
Other costs/(income)	2,302	1,583	303	(33)	541	2,126	1,400	8,222
Earnings before taxation	2,197	9,731	4,060	1,752	1,728	157	1,858	21,483
Taxation charge/(credit)	2,119	5,920	1,145	1,280	345	56	507	11,372
Earnings after taxation	78	3,811	2,915	472	1,383	101	1,351	10,111
[A]Comprises Canada, Mexico and Barbados.

305	Shell	Form 20-F 2025

Financial Statements and Supplements | Supplementary information – oil and gas (unaudited) continued

2023

	$ million
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Other [A]		Total
Revenue
Third parties	1,328	2,967	754	1,431	123	827	1,934	9,364
Sales between businesses	7,452	11,717	7,113	2,344	8,711	2,382	10,663	50,382
Total	8,780	14,684	7,867	3,775	8,834	3,209	12,597	59,746
Production costs excluding taxes	1,655	1,827	1,181	659	1,259	677	1,514	8,772
Taxes other than income tax	102	165	412	284	—	—	3,307	4,270
Exploration	146	256	13	317	446	336	236	1,750
Depreciation, depletion and amortisation	1,687	1,324	2,760	1,471	4,330	1,094	4,100	16,766
Other costs/(income)	1,846	1,350	118	(32)	886	1,595	1,774	7,537
Earnings before taxation	3,344	9,762	3,383	1,076	1,913	(493)	1,666	20,651
Taxation charge/(credit)	2,362	5,544	976	343	330	(13)	1,088	10,630
Earnings after taxation	982	4,218	2,407	733	1,583	(480)	578	10,021
[A]Comprises Canada, Mexico and Barbados.
Shell share of joint ventures and associates

2025

	$ million
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Third-party revenue	214	3,538	265	—	—	—	—	4,017
Total	214	3,538	265	—	—	—	—	4,017
Production costs excluding taxes	171	558	105	—	—	—	—	834
Taxes other than income tax	2	716	22	—	—	—	—	740
Exploration	1	19	—	—	—	—	—	20
Depreciation, depletion and amortisation	46	726	64	—	—	—	—	836
Other costs/(income)	200	(21)	25	—	—	—	4	208
Earnings before taxation	(206)	1,540	49	—	—	—	(4)	1,379
Taxation charge	(135)	715	—	—	—	—	1	581
Earnings after taxation	(71)	825	49	—	—	—	(5)	798

2024

	$ million
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Third-party revenue	1,607	3,849	313	—	—	—	—	5,769
Total	1,607	3,849	313	—	—	—	—	5,769
Production costs excluding taxes	200	625	132	—	—	—	—	957
Taxes other than income tax	3	876	22	—	—	—	—	901
Exploration	2	23	—	—	—	—	—	25
Depreciation, depletion and amortisation	51	630	59	—	—	—	1	741
Other costs/(income)	102	77	(20)	—	—	—	(1)	158
Earnings before taxation	1,249	1,618	120	—	—	—	—	2,987
Taxation charge	630	751	—	—	—	—	—	1,381
Earnings after taxation	619	867	120	—	—	—	—	1,606

306	Shell	Form 20-F 2025

Financial Statements and Supplements | Supplementary information – oil and gas (unaudited) continued

2023

	$ million
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Third-party revenue	433	3,801	239	—	—	—	52	4,525
Total	433	3,801	239	—	—	—	52	4,525
Production costs excluding taxes	255	634	109	—	—	—	7	1,005
Taxes other than income tax	26	872	17	—	—	—	7	922
Exploration	—	9	—	—	—	—	—	9
Depreciation, depletion and amortisation	105	501	45	—	—	—	29	680
Other costs/(income)	(2)	29	17	—	(7)	—	(10)	27
Earnings before taxation	49	1,756	51	—	7	—	19	1,882
Taxation charge	25	868	—	—	2	—	(20)	875
Earnings after taxation	24	888	51	—	5	—	39	1,007
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

Oil and gas acreage (at December 31)

																			Thousand Acres
	2025						2024								2023
	Developed		Undeveloped				Developed				Undeveloped				Developed				Undeveloped
	Gross	Net	Gross		Net		Gross		Net		Gross		Net		Gross		Net		Gross		Net
Europe	5,063	1,666	6,171		3,308		5,919	[B]	1,916	[B]	5,670	[B]	3,107	[B]	5,913		1,854		4,230		2,105
Asia	20,676	7,368	31,843		16,412		20,672	[C]	7,367	[C]	32,001	[C]	16,443	[C]	20,662	[C]	7,362	[C]	34,774	[C]	18,513	[C]
Oceania	2,425	900	7,241		4,027		2,394		885		7,492		4,262		2,381		879		7,618		4,337
Africa	936	512	50,468		23,758		3,086		1,141		51,735		24,210		3,086		1,141		57,376		28,471
North America - USA	444	280	1,383		1,060		427		264		1,650		1,264		388		242		1,984		1,318
North America - Mexico	—	—	4,870		3,067		—		—		4,870		3,067		—		—		5,406		3,335
North America - Canada	317	203	995		595		390		217		1,150		649		385		213		1,147		646
South America	1,686	766	33,123		19,738		1,687		767		37,825		22,532		1,678		761		31,164		20,183
Total	31,547	11,695	136,094	[A]	71,965	[A]	34,575	[D]	12,557	[D]	142,393	[D]	75,534	[D]	34,493	[D]	12,452	[D]	143,699	[D]	78,908	[D]
[A]Out of 136,094 thousand acres gross (71,965 net) undeveloped acreage, 15,172 thousand acres gross (8469 net) has expired and is in the process of being relinquished.
[B]Developed: Revised from 5,916 gross (1,915 net); Undeveloped: Revised from 5,578 gross (3,075 net).
[C]For 2024: Developed - Revised from 20,664 gross (7,365 net); Undeveloped - Revised from 32,009 gross (16,445 net).
For 2023: Developed - Revised from 20,654 gross (7,360 net); Undeveloped - Revised from 34,782 gross (18,515 net).
[D]For 2024: Developed - Revised from 34,564 gross (12,554 net); Undeveloped - Revised from 142,309 gross (75,504 net).
For 2023: Developed - Revised from 34,485 gross (12,450 net); Undeveloped - Revised from 143,707 gross (78,910 net).

307	Shell	Form 20-F 2025

Financial Statements and Supplements | Supplementary information – oil and gas (unaudited) continued

Number of productive wells [A] (at December 31)

	2025				2024								2023
	Oil		Gas		Oil				Gas				Oil		Gas
	Gross	Net	Gross	Net	Gross		Net		Gross		Net		Gross	Net	Gross	Net
Europe	759	174	641	212	691	[B]	186	[B]	800	[B]	254	[B]	754	201	930	295
Asia	9,571	3,311	393	247	9,082	[C]	3,143	[C]	373	[C]	238	[C]	8,536	2,959	374	238
Oceania	—	—	4,058	2,393	—		—		3,776		2,240		—	—	3,579	2,127
Africa	48	27	39	18	324		107		92		36		328	108	83	33
North America – USA	195	126	21	14	177	[D]	106	[D]	21		15		172	108	23	16
North America – Canada	—	—	575	509	—		—		579		512		—	—	545	472
South America	498	228	75	46	418		204		69		44		345	170	63	39
Total	11,071	3,866	5,802	3,439	10,692	[E]	3,746	[E]	5,710	[E]	3,339	[E]	10,135	3,546	5,597	3,220
[A]The number of productive wells with multiple completions at December 31, 2025: 204 Gross (95 Net); December 31, 2024: 313 Gross (125 Net); December 31, 2023: 346 Gross (142 Net).
[B]Oil: Revised from 693 gross (187 net), Gas: Revised from 801 gross (255 net).
[C]Oil: Revised from 9,160 gross (3,169 net), Gas: Revised from 369 gross (236 net).
[D]Oil: Revised from 178 gross (107 net).
[E]Oil: Revised from 10,773 gross (3,774 net), Gas: Revised from 5,707 gross (3,338 net).

Number of net productive wells and dry holes drilled [A]

	2025		2024			2023
	Productive	Dry	Productive		Dry	Productive	Dry
Exploratory
Europe	1	2	—		4	—	1
Asia	4	4	14		11	1	4
Oceania	5	0	4		—	24	—
Africa	1	—	3		4	—	2
North America - USA	—	1	1		1	2	5
North America - Canada	—	—	2		1	3	—
South America	12	1	8		2	10	—
Total	23	8	32		23	40	12
Development
Europe	2	1	3		—	2	—
Asia	265	—	263	[B]	—	255	3
Oceania	90	—	102		1	166	25
Africa	2	—	2		—	2	—
North America - USA	14	1	5		1	12	—
North America - Canada	25	—	39		2	10	1
South America	18	—	24		—	20	—
Total	416	2	438	[C]	4	467	29
[A]Productive wells are wells with proved reserves allocated. Wells in the process of drilling are excluded and presented separately below.
[B]Revised from 262 net wells.
[C]Revised from 437 net wells.

308	Shell	Form 20-F 2025

Financial Statements and Supplements | Supplementary information – oil and gas (unaudited) continued

Number of wells in the process of exploratory drilling [A]

2025
	At January 1				Wells in the process of drilling at January 1 and allocated proved reserves during the year		Wells in the process of drilling at January 1 and determined as dry during the year		New wells in the process of drilling at December 31		At December 31

	Gross		Net		Gross	Net	Gross	Net	Gross	Net	Gross	Net
Europe	12	[B]	6	[B]	(2)	(1)	(1)	(2)	1	—	10	3
Asia	32		13		(9)	(4)	(6)	(2)	1	1	18	8
Oceania	28	[C]	12		(4)	(2)	—	—	51	12	75	22
Africa	15		9		(1)	(1)	—	—	1	—	15	8
North America - USA	5		4	[D]	—	—	(1)	(1)	3	2	7	5
North America - Canada	6		6		—	—	—	—	—	—	6	6
South America	45		20		(30)	(12)	(1)	(1)	11	4	25	11
Total	143	[E]	70	[E]	(46)	(20)	(9)	(6)	68	19	156	63
[A]Wells in the process of exploratory drilling includes wells pending further evaluation.
[B]Revised from 11 gross (5 net).
[C]Revised from 27 gross.
[D]Revised from 3 net.
[E]Revised from 141 gross (68 net).

Number of wells in the process of development drilling

						2025
	At January 1				At December 31
	Gross		Net		Gross	Net
Europe	9		6		10	3
Asia	141		14		144	17
Oceania	89	[A]	45	[A]	186	116
Africa	4		1		—	—
North America - USA	14	[B]	8	[B]	18	10
North America - Canada	7		7		12	12
South America	25	[C]	8	[C]	20	5
Total	289		89		390	163
[A] Revised from 80 gross (41 net) wells.
[B] Revised from 16 gross (9 net) wells.
[C] Revised from 32 gross (11 net) wells.
In addition to the present activities mentioned above, the following recovery methods are operational in the following countries: water flooding (Brazil (including water alternating gas), Brunei, Malaysia, Nigeria, Oman, the UK and the USA); gas injection (Brazil, Brunei, Kazakhstan, Malaysia, Nigeria and Oman); steam injection (the Netherlands and Oman), and polymer flooding (Oman).

309	Shell	Form 20-F 2025

Financial Statements and Supplements
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
Non-financial companies calculate the share of revenue (turnover), capital expenditure (capex) and operating expenditure (opex) associated with eligible economic activities. When the cumulative total exceeds a 10% threshold for any of the key performance indicators (KPIs) the relevant activities are screened against the taxonomy's technical criteria for environmental sustainability and minimum safeguards. This allows the aligned share of each KPI to be calculated. The opex KPI may be omitted if not material for the company's business model.
We have reported against the taxonomy since 2021 because we recognise the importance of increasing transparency about how companies are progressing in the energy transition.
In anticipation of the transposition by the Netherlands of the EU Corporate Sustainability Reporting Directive (CSRD) into national law, Shell's Sustainability Statements for the year ended December 31, 2025 are presented on a voluntary basis. Shell plc will come fully into scope of the EU Taxonomy Regulation upon the transposition of the CSRD by the Netherlands into law. The CSRD extends the EU Taxonomy Regulation's reporting obligations to third country issuers that are listed on European exchanges.
Reporting scope
The taxonomy's reporting scope covers Shell's global business, based on the financial consolidation boundary. Shell's eligible activities include elements of our chemicals, power generation and storage, hydrogen, biogas, electric vehicle charging, carbon capture and storage (CCS) and nature-based solutions (NBS) businesses. Our remaining businesses are non-eligible.
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
Eligible and aligned share of Shell's business
In 2025, Shell's eligible capex was $3,262 million or 10.9% (2024: $3,270 million or 10.6%). Our aligned capex was $1,370 million or 4.6% (2024: $1,849 million or 6.0%).
Our taxonomy-aligned capex is associated with activities including elements of our hydrogen, wind, solar, battery storage, biogas, and electric vehicle charging businesses, excluding individual assets that are not currently aligned with the technical screening criteria.
Cumulative turnover from our taxonomy-eligible economic activities is less than the taxonomy's de minimis threshold of 10%. In addition, the taxonomy's narrow definition of opex is not material for Shell's business model. As such, turnover and opex are considered to be non-material for taxonomy reporting purposes and their eligibility and alignment are not reported.
The taxonomy does not provide a complete picture of our low-carbon business. Nevertheless, we support efforts to improve the framework and advance climate-related disclosure more broadly. For more information, see "Less emissions" on pages 89-117.

Scope of taxonomy-eligible activities

310	Shell	Form 20-F 2025

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
Our eligibility and alignment
Our eligible and aligned capex are presented in the table below. Eligible capex remained around 11% in 2025.
Capex for five economic activities was assessed as taxonomy-aligned, including the manufacture of hydrogen, electricity from wind, electricity from solar, storage of electricity and infrastructure enabling low-carbon road transport. For a sixth activity, the manufacture of biogas and biofuels, we assessed some elements of our activities as taxonomy-aligned and some as non-aligned.
Aligned capex decreased by $479 million compared to 2024. This primarily reflects the decision to stop construction of the biofuels plant in Rotterdam, lower investment in low-carbon road transport, and the end of construction for certain wind and solar assets.
Turnover and opex are non-material for taxonomy reporting purposes, and therefore eligibility and alignment for these key performance indicators (KPIs) is not reported.
Basis of preparation
Shell seeks to prepare its disclosure in accordance with Delegated Regulation EU 2021/2178 (the "Disclosures Delegated Act") as well as several European Commission notices containing answers to frequently asked questions about taxonomy reporting issued between 2021 and 2025. Our disclosures in 2025 have been updated in accordance with Delegated Regulation EU 2026/73, which amends the Disclosures Delegated Act by introducing de minimis thresholds for assessing taxonomy eligibility and alignment of the KPIs and by allowing the KPI for opex to be omitted if it is not material to the company's business model.
Shell has adopted a three-step process to prepare its taxonomy disclosure:
￮we identify our eligible activities and map these to our assets and projects;
￮we screen those activities for alignment with the technical criteria and the minimum safeguards; and
￮we calculate the metrics for eligibility and alignment, based on the screening results.
Each step is discussed below.
Identification of eligible activities
Shell has assessed its business against the economic activities qualifying for the taxonomy's six environmental objectives. These include the activities listed in Delegated Regulation EU 2021/2139 (the "Climate Delegated Act"), the gas-related activities listed in Delegated Regulation EU 2022/1214 (the "Complementary Climate Delegated Act") and the activities listed in Delegated Regulation EU 2023/2486 (the "Environmental Delegated Act").
The taxonomy does not provide criteria for determining when an economic activity is in scope for reporting. According to EU guidance, an economic activity takes place when resources — such as capital, goods, labour, manufacturing techniques or intermediary products — are combined to produce specific goods or services. Based on this definition, Shell treats economic activities as in scope for reporting if they correspond to final goods or services offered for sale to customers, or if they are intended to be offered for sale in the future, based on current business plans. We do not report on factors of production or overheads, such as real estate or information technology, since these do not represent a final good or service. We also do not report on activities which are immaterial to our results and are not intended to operate as stand-alone businesses, such as sales of waste heat or electricity from refineries and chemical plants.
For 2025, we identified a total of 13 economic activities as taxonomy-eligible. Although we screen our activities against all applicable environmental objectives, the discussion of our performance against the technical screening criteria focuses on the climate mitigation objective.

EU taxonomy eligibility and alignment 2025

KPI	Total	Proportion of Taxonomy eligible activities	Taxonomy aligned activities	Proportion of Taxonomy aligned activities	Breakdown by environmental objectives of Taxonomy aligned activities						Proportion of enabling activities	Proportion of transitional activities	Not assessed activities considered non-material	Taxonomy aligned activities on previous financial year (2024)	Proportion of Taxonomy aligned activities in previous financial year (2025)
					Climate change Mitigation	Climate change adaption	Water	Circular economy	Pollution	Biodiversity
Turnover	266,886										—	—	3.1%	698	0.2%
Capex	29,818	10.9%	1,370	4.6%	4.6%						0.9%	—	—	1,849	6.0%
Opex	4,971										—	—	—	114	2.4%

311	Shell	Form 20-F 2025

Financial Statements and Supplements | Supplementary information – EU Taxonomy disclosure continued
Alignment screening
Shell has developed an internal process to assess its eligible activities for alignment with the technical screening criteria and minimum safeguards. This is based on our understanding of the requirements of the Disclosures Delegated Act. We only screen economic activities for alignment when their cumulative value exceeds the 10% de minimis threshold for turnover or capex.
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
￮where Shell is materially aligned with a complex technical standard but varies in certain details; and
￮where the criteria are expressed in qualitative terms that are open to interpretation or where the criteria are designed for a different range of applications than the one implied by the activity description.
These situations require us to apply judgement in determining whether the criteria are met.
Sometimes it is not possible to associate eligible turnover or capex with a specific asset. For example, this can happen when we incur expenses for an activity but the expenditure cannot be tied to a specific project for screening purposes. If alignment cannot be reasonably established according to our alignment screening process, the relevant amounts are classified as eligible but non-aligned.
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
Assets that do not have eligible turnover or capex to report are non-eligible and are not subject to technical screening. In practice, many early-stage projects are non-eligible because they have no turnover or capex to report, while feasibility expenditures incurred before a final investment decision are non-eligible under the taxonomy's narrow definition of opex. Technical screening outcomes described in this disclosure apply only to eligible assets that were screened in 2025.
Where some assets or products in scope of an economic activity are assessed as fully aligned with the technical screening criteria while others are not, an allocation method is applied so that only the aligned portion is included. For example, this can occur when some biogas production is assessed as taxonomy-aligned and some as non-aligned.
Where there is uncertainty with regard to how to interpret or apply the technical screening criteria in our alignment screening process, the relevant assets are assessed as non-aligned. In such cases, we intend to monitor future developments and update our approach as appropriate.
Substantial Contribution
The taxonomy's Substantial Contribution criteria are designed to ensure that an economic activity either has a substantial positive impact on one of the environmental objectives or substantially reduces negative impacts on the environment. The criteria vary from activity to activity.
Shell screened its eligible economic activities against all relevant environmental objectives. For five activities, assets in scope for screening were assessed as aligned with the Substantial Contribution criteria for climate mitigation, including solar, wind, hydrogen manufacturing, storage of electricity and infrastructure enabling low-carbon road transport. For a sixth activity, manufacture of biogas and biofuels, some elements were assessed as aligned and some as non-aligned.
Assets in scope for our remaining activities were assessed as non-aligned. For three activities, alignment could not be established due to uncertainty about how to interpret and apply the technical screening criteria. This was the case for carbon transport and storage, where there are questions as to whether local standards are equivalent to the international and EU standards referenced by the criteria, and for conservation forestry, where the technical criteria differ from internationally recognised carbon credit standards.
Do No Significant Harm
The taxonomy's DNSH criteria are designed to ensure that an economic activity does not impede other environmental objectives being reached. The combination of the Substantial Contribution and DNSH criteria is intended to ensure coherence between the taxonomy's objectives and to avoid progress towards one objective being made at the expense of another.
The DNSH criteria for activities contributing to climate change mitigation include detailed requirements for climate change adaptation, water, circular economy, pollution prevention and biodiversity. The criteria vary for each environmental objective and activity.
Shell screened its eligible economic activities against all relevant environmental objectives. For five activities, assets in scope for screening were assessed as aligned with the DNSH criteria for climate mitigation, including solar, wind, hydrogen manufacturing, storage of electricity and infrastructure enabling low-carbon road transport. For a sixth activity, manufacture of biogas and biofuels, some elements were assessed as aligned and some as non-aligned.
In 2025, we continued to assess physical climate risks for our eligible activities in line with the requirements of the Generic Criteria for Do No Significant Harm to Climate Change Adaptation (Appendix A). See "Climate-related physical risks" on page 26 for further information.
In assessing alignment with the DNSH criteria, we were required to apply judgement to our electric vehicle charging activities. Electric vehicle charging is referenced by multiple economic activities in the taxonomy, each of which has a different set of technical screening criteria. There is a lack of consensus in the market about which one to apply to different electric vehicle charging business models. Shell categorised all its electric vehicle charging businesses under the activity with the most stringent criteria, "6.15 Infrastructure Enabling Low-Carbon Road Transport and Public Transport".

312	Shell	Form 20-F 2025

Financial Statements and Supplements | Supplementary information – EU Taxonomy disclosure continued
For this activity, we assessed the DNSH criteria for waste management to be more applicable to medium- or large-scale infrastructure projects than to distributed, small-scale electric vehicle charging infrastructure with a small construction footprint. Our operating standards for electric vehicle charging include measures to limit waste generation and encourage reuse and recycling, which we assess as materially equivalent.
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
Respect for human rights is embedded in the Shell General Business Principles and the Shell Code of Conduct. We have an integrated approach to human rights that is embedded into our policies and processes, which are applicable to all employees and contractors. This approach is informed by the UN Guiding Principles on Business and Human Rights.
We assessed our taxonomy-eligible activities as compliant with the minimum safeguards [A]. See "Human Rights" on page 134 for more information.
Capex Plan assessment
As specified in the Disclosures Delegated Act, capex and opex can be treated as aligned when such expenditures form part of a Capex Plan aimed at expanding an aligned activity or upgrading an eligible activity to enable it to become aligned.
To qualify, a Capex Plan must be approved by management and disclosed at the economic activity aggregated level. The expansion or upgrade must take place within five years, unless a longer period is justified by the specific features of the activity and the upgrade concerned. This can be up to a maximum of 10 years. The justification for a longer transition period must feature in the Capex Plan and be included in the disclosure. If the Capex Plan fails to meet the conditions within the specified timeframe, previously published KPIs must be restated.
A lack of consensus exists in the market about how to interpret various aspects of the technical screening criteria. There is also uncertainty about how the criteria might apply to future performance conditions. Shell has therefore decided not to recognise any capex as aligned under the Capex Plan provision in 2025.
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
An economic activity is only transitional or enabling if it complies with the technical screening criteria. In 2025, two of Shell's activities, storage of electricity and infrastructure enabling low-carbon road transport, qualified as enabling.
Calculating the key performance indicators
The taxonomy KPIs consist of separate measures for eligible and aligned turnover, capex and opex. Each measure is calculated as the amount associated with eligible or aligned economic activities (numerator) divided by the total (denominator).
Delegated Regulation EU 2026/73 amends the requirements for calculating the KPIs. Previously, companies were required to report eligibility and alignment for each KPI. Following the amendment, companies are required to report eligibility and alignment of a KPI when the cumulative share of eligible activities exceeds a de minimis threshold of 10% of the denominator of that KPI. The amendment also allows the opex KPI to be omitted if it is not material for a company's business model. Shell applied these amendments in preparing its taxonomy disclosure for 2025.
Comparative data for 2024 contained in this disclosure was prepared in accordance with the requirements that existed prior to the adoption of Delegated Regulation EU 2026/73. Other than the changes noted above, there have been no further changes to our methodology for calculating the KPIs.
Turnover
The turnover KPI comprises the Revenue line from the Consolidated Statement of Income. This measure is reconciled as follows.

EU taxonomy turnover 2025

		$ million
	2025	2024
Revenue from contracts with customers	257,352	274,347
Revenue from other sources	9,534	9,965
Total EU Taxonomy turnover	266,886	284,312
Shell's reporting of revenue in the Consolidated Statement of Income follows the IFRS definition, under which realised and unrealised gains and losses from hedging are recognised in revenue. We follow the same principles when calculating the numerator and denominator for the turnover KPI. In 2025, excluding hedging effects would have an immaterial impact on the numerator and denominator.
As cumulative turnover from our taxonomy-eligible activities amounts to less than 10% of total turnover, no further assessment of alignment for this KPI was conducted.
[A]In 2021, a notification to the Netherlands National Contact Point (NCP) was raised concerning the activities of SPDC as operator of the SPDC JV in Nigeria, in which SPDC held a 30% interest. In 2024, the NCP, in its final statement, highlighted recommendations in relation to SPDC's community feedback mechanism (CFM). SPDC continued to implement improvements to further align this mechanism with the UNGP effectiveness criteria for operational grievance mechanisms. As detailed elsewhere in this report, on March 13, 2025, Shell completed the sale of SPDC to Renaissance. All our reported eligible economic activities fall outside of Nigeria.

313	Shell	Form 20-F 2025

Financial Statements and Supplements | Supplementary information – EU Taxonomy disclosure continued
Capex
The capex KPI comprises the Additions line from the "Consolidated Financial Statements Note 11 – Goodwill and intangible assets" and the Additions line from the "Consolidated Financial Statements Note 12 – Property, plant and equipment". Goodwill is excluded from the measure.
When business combinations involving an eligible activity occur in a prior reporting period but purchase price allocation takes place within the current period, we recognise the resulting movements to property, plant and equipment and intangible assets as an addition. These amounts are contained within Note 11 – Goodwill and intangible assets and Note 12 – Property, plant and equipment in the Sales, retirements and other movements line and are added to the numerator and denominator.
This measure is reconciled as follows.

EU taxonomy capex 2025

		$ million
	2025	2024
Additions to property, plant and equipment	23,823	26,446
Additions to goodwill and other intangible assets	6,284	4,611
Less: Goodwill	289	155
Add: Other movements	—	—
Total EUT capex	29,818	30,902
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
Cash capital expenditure as defined by the EU Taxonomy Regulation differs from Shell's cash capital expenditure measure. The latter monitors investing activities on a cash basis, excluding items such as lease additions, which do not necessarily result in cash outflows in the period. This measure comprises the following lines from the Consolidated Statement of Cash Flows: Capital expenditure, investments in joint ventures and associates and investments in equity securities. Cash capital expenditure is presented on page 250.
Opex
The taxonomy defines the opex KPI as costs associated with maintenance and repair, building renovation, research and development and short-term leases. This is narrower than the definition of opex used in Shell's financial statements and does not capture all of our opex on otherwise eligible activities. The taxonomy definition of opex is reconciled as follows:

EU taxonomy opex 2025

		$ million
	2025	2024
Production and manufacturing expenses	21,898	23,379
Selling, distribution and administrative expenses	12,607	12,439
Research and development	1,170	1,099
Total operating expenses	35,675	36,917
Less: Non-maintenance expenses	18,501	20,054
Less: Selling, distribution and administrative expenses	12,607	12,439
Add: Expenses relating to short-term leases	404	360
Total EUT opex	4,971	4,784
Shell's total operational expenditure in 2025 was $35,675 million. Total operational expenditure for all economic activities, both eligible and non-eligible, under the taxonomy definition of opex was $4,971 million. We consider that the taxonomy's narrow definition of opex, amounting to 14% of Shell's total operational expenditure, renders the KPI non-material for our business model. As a result, the 10% de minimis threshold for eligibility does not apply, and we do not calculate eligibility or alignment for this KPI.
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
When a reporting entity is engaged in multiple economic activities, an allocation method is applied so that only the appropriate part is included. Reconciliation is made to the total for the relevant KPI to avoid double counting.
In some cases, a subsidiary or other related undertaking may have interests in more than one economic activity but insufficient data are available to disaggregate a KPI. In these cases, we allocate the KPI to the activity that best describes the primary business of the entity.
Capex additions related to acquisitions through business combinations are aggregated with other capex additions.
Shell's eligible and aligned capex is presented on page 316 in accordance with the template specified in Annex II of the Disclosures Delegated Act as amended by Delegated Regulation 2026/73.

314	Shell	Form 20-F 2025

Financial Statements and Supplements | Supplementary information – EU Taxonomy disclosure continued
Contextual information on the KPIs
This section provides additional contextual information to accompany the presentation of the KPIs.
Turnover
In 2025, the cumulative turnover of our eligible economic activities was 3.1% of total turnover, which is below the 10% de minimus threshold for materiality under the taxonomy.
Shell's taxonomy-eligible economic but non-material activities contributing to the turnover KPI include manufacture of organic basic chemicals; manufacture of plastics in primary form; electricity generated from wind; electricity generated from solar; electricity generated from fossil gaseous fuels; manufacture of biogas; installation, maintenance and repair of renewable energy technologies; and infrastructure enabling low-carbon road transport.
Capex
In 2025, Shell's taxonomy-eligible capex was $3,262 million or 10.9% of the total. The economic activities that made the biggest contribution to eligible capex included the manufacture of chemicals and plastics, electricity from fossil gaseous fuels, and electricity from solar and wind.
Eligible capex for electricity from fossil gaseous fuels and electricity from solar and wind was a combined $1,486 million in 2025 compared with $1,038 million in 2024. The increase was driven primarily by the acquisition of Rhode Island State Energy Center
(RISEC) Holdings, adding a 609 MW combined-cycle gas plant in the USA. Eligible capex for chemicals and plastics was a combined $924 million in 2025 compared with $898 million in 2024. Eligible capex for hydrogen was $280 million in 2025 compared with $295 million in 2024, reflecting continued investment in hydrogen electrolyser plants. Eligible capex for biogas and biofuels was $130 million in 2025 compared with $532 million in 2024, driven by the decision to stop construction of the biofuels plant in Rotterdam. Eligible capex for low-carbon transport, which includes electric vehicle charging and hydrogen mobility, was $241 million in 2025 compared with $336 million in 2024.
Aligned capex of $1,370 million decreased by $479 million compared with 2024. This primarily reflects the decision to stop construction of the biofuels plant in Rotterdam, lower investment in low-carbon road transport, and the end of construction for certain wind and solar assets.
Opex
The taxonomy's narrow definition of opex is not material for Shell's business model and as such eligible and aligned opex are not reported. See "Opex" on page 314 for more information.
Relationship to IFRS 8 reporting segments
Shell's taxonomy-eligible economic activities are reported within multiple reporting segments. These include the Renewables and Energy Solutions, Chemicals and Products, and Marketing segments referred to in Note 7 to the "Consolidated Financial Statements".

Scope of taxonomy-eligible activities

No	Economic activity	Scope	Notes
1.4	Conservation forestry	Nature-based solutions projects that meet the EU taxonomy activity description for conservation forestry and generate capital assets	[A], [B], [C]
3.10	Manufacture of hydrogen	Development and operation of hydrogen manufacturing assets	[A], [B], [C], [D], [E]
3.14	Manufacture of organic basic chemicals	Manufacture of taxonomy-eligible chemical products	[A], [B], [C], [D], [F]
3.17	Manufacture of plastics in primary form	Manufacture of polyethylene	[A], [B], [C], [D]
4.1	Electricity generation using solar photovoltaic technology	Development and operation of solar photovoltaic power assets	[A], [B], [C], [D], [G], [H]
4.3	Electricity generation from wind power	Development and operation of wind power assets	[A], [B], [C], [D], [G], [H]
4.10	Storage of electricity	Development and operation of utility-scale facilities that store electricity	[A], [B], [C], [G]
4.13	Manufacture of biogas and biofuels for use in transport and of bioliquids	Development and operation of assets for the manufacture of biogas and biofuels for use in transport	[A], [B], [C], [D], [I]
4.29	Electricity generation from fossil gaseous fuels	Development and operation of gas-fired power assets	[A], [B], [C], [D], [J], [K]
5.11	Transport of CO2	Development and operation of CO2 transport assets	[A], [B], [L], [M]
5.12	Underground permanent geological storage of CO2	Development and operation of CO2 storage assets	[A], [B], [L], [M]
6.15	Infrastructure enabling low-carbon road transport and public transport	Development and operation of electric vehicle charging points and hydrogen infrastructure for road transport	[A], [B], [G]
7.6	Installation, maintenance and repair of renewable energy technologies	Installation, maintenance and repair of renewable energy technologies, on site	[A], [B], [H]
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
[M]For integrated CCS projects where it is not practically possible to distinguish carbon capture, transport and/or storage, the "Storage of CO2" activity is used.

315	Shell	Form 20-F 2025

Financial Statements and Supplements | Supplementary information – EU Taxonomy disclosure continued
Capex KPI

Proportion of capex from products or services associated with taxonomy-aligned economic activities [A]

Economic Activities	Code	Taxonomy-eligible KPI (proportion of taxonomy-eligible capex)	Taxonomy-aligned KPI (Monetary value of capex)	Taxonomy-aligned KPI (proportion of taxonomy-aligned capex)	Environmental objective of taxonomy-aligned activities						Enabling activity	Transitional activity	Proportion of taxonomy-aligned in taxonomy-eligible
					Climate change mitigation	Climate change adaption	Water	Circular economy	Pollution	Biodiversity
Conservation forestry	CCM 1.4	0.1%	—	—	—								—
Manufacture of hydrogen	CCM 3.10	0.9%	280	0.9%	0.9%								100%
Manufacture of organic basic chemicals	CCM 3.14	2.3%	—	—	—								—
Manufacture of plastics in primary form	CCM 3.17	0.8%	—	—	—								—
Electricity generation using solar photovoltaic technology	CCM 4.1	2.0%	568	1.9%	1.9%								95%
Electricity generation from wind power	CCM 4.3	0.8%	234	0.8%	0.8%								100%
Storage of electricity	CCM 4.10	0.1%	27	0.1%	0.1%						E		100%
Manufacture of biogas and biofuels for use in transport and of bioliquids	CCM 4.13	0.4%	20	0.1%	0.1%								15%
Electricity generation from fossil gaseous fuels	CCM 4.29	2.2%	—	—	—								—
Transport of CO2	CCM 5.11	0.02%	—	—	—								—
Underground permanent geological storage of CO2	CCM 5.12	0.4%	—	—	—								—
Infrastructure enabling low-carbon road transport and public transport	CCM 6.15	0.8%	241	0.8%	0.8%						E		100%
Installation, maintenance and repair of renewable energy technologies	CCM 7.6	0.1%	—	—	—								—
Sum of alignment per objective					4.6%
Total KPI (CapEx)		10.9%	1,370	4.6%	4.6%						0.9%	—	42%
[A]The taxonomy's reporting basis differs from that used in Shell's financial statements, which are based on International Financial Reporting Standards (IFRS). For example, the taxonomy does not recognise our interests in equity-accounted joint ventures and associates; goodwill; feasibility expenses; or the non-eligible parts of integrated value chains. These differences, and others, result in lower reported turnover and capex under the taxonomy compared with our other disclosures.

316	Shell	Form 20-F 2025

Additional Information

Shareholder Information
Shell plc (the Company) was incorporated in England and Wales on February 5, 2002, as a private company under the Companies Act 1985, as amended. On October 27, 2004, the Company was re-registered as a public company limited by shares and changed its name from Forthdeal Limited to Royal Dutch Shell plc. On January 21, 2022, the Company changed its name from Royal Dutch Shell plc to Shell plc. The Company is registered at Companies House, Cardiff, under company number 4366849. The Legal Entity Identifier (LEI) issued by the London Stock Exchange is 21380068P1DRHMJ8KU70. The business address for the Directors and Senior Management is Shell Centre, London, SE1 7NA. The Company's agent in the USA is Corporation Trust Corporation, 1209 Orange Street, Wilmington, Delaware 19801.
On December 31, 2021, the Company became tax resident in the United Kingdom. Its primary objective is to carry on the business of a holding company. It is not directly or indirectly owned or controlled by another corporation or by any government and does not know of any arrangements that may result in a change of control of the Company.
Nature of trading market
The Company has one single class of ordinary shares, each having a nominal value of €0.07. All shares are listed and able to trade at Euronext Amsterdam and the London Stock Exchange. Furthermore, all shares are transferable between these two markets. This makes both these exchanges primary exchanges for the ordinary shares.
Ordinary shares are traded in registered form.
The Company's American Depositary Shares (ADSs) are listed on the New York Stock Exchange [A]. A depositary receipt is a certificate that evidences ADSs. Depositary receipts are issued, cancelled and exchanged at the office of JPMorgan Chase Bank, N.A., 270 Park Avenue, Floor 8, New York, NY 10017, USA, as depositary (the Depositary), under Second Amended and Restated Deposit Agreement and Amendment No. 1 thereto (Deposit Agreement) between the Company, the Depositary and the holders of ADSs. Each ADS is equivalent to two ordinary shares of Shell plc deposited under the Deposit Agreement. All ordinary shares are capable of being deposited with the Depository in exchange for the corresponding amount of ADSs which may be traded at the New York Stock Exchange. This makes the New York Stock Exchange the primary exchange for the Company's American Depositary Receipts (ADRs). More information relating to ADSs is given on page 331.
[A]At March 4, 2026, 523,003,265 ADSs were outstanding, representing 18.5% of the ordinary share capital, held by holders of record with an address in the USA. In addition to holders of ADSs, at March 4, 2026, 845,958 ordinary shares of €0.07 each were outstanding, representing 0.0149% of the ordinary share capital, held by 2,910 holders of record registered with an address in the USA.

Listing information

	Euronext Amsterdam	London Stock Exchange	NYSE
Identifiers	Ordinary share	Ordinary share	ADS [A]
Market	Primary	Primary	Primary
Ticker symbol	SHELL	SHEL	SHEL
ISIN	GB00BP6MXD84	GB00BP6MXD84	US7802593050
SEDOL	BP6MXT4	BP6MXD8	BPK3CG3
CUSIP	G80827 101	G80827 101	780259 305
[A]Each ADS represents two ordinary shares of €0.07 each.
Share capital
Below, we provide information on our share capital as at December 31, 2025.

Share capital as at December 31, 2025
The issued and fully paid share capital of the Company at December 31, 2025, was as follows:

	Issued and fully paid
	Number	Nominal value
Ordinary shares of €0.07 each	5,718,636,398	€400,304,548

Share capital as at March 4, 2026
The issued and fully paid share capital of the Company at March 4, 2026, was as follows:

	Issued and fully paid
	Number	Nominal value
Ordinary shares of €0.07 each	5,661,461,958	€396,302,337
The Directors may only allot new ordinary shares if they have authority from shareholders to do so. The Company seeks to renew this authority annually at its AGM. Under the resolution passed at the Company's 2025 AGM, the Directors were granted authority to allot ordinary shares up to an aggregate nominal amount equivalent to approximately one-third of the issued ordinary share capital of the Company (in line with the guidelines issued by institutional investors).
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
￮all ordinary shares are admitted to the equity shares (commercial companies) category of the Official List of the UK Financial Conduct Authority and to trading on the market for listed securities of the London Stock Exchange. Ordinary shares are also admitted to trading on Euronext Amsterdam. ADSs are listed on the New York Stock Exchange.
At December 31, 2025, trusts and trust-like entities holding shares for the benefit of employee share plans of Shell held (directly and indirectly) 28.74 million shares of the Company with an aggregate market value of $1,059 million and an aggregate nominal value of €2 million.

317	Shell	Form 20-F 2025

Additional Information | Shareholder Information continued
Significant shareholdings
The Company's ordinary shares have voting rights on all matters that are subject to shareholder approval, including the election of directors. The Company's major shareholders do not have different voting rights.
Significant shareholdings
Interests of investors with 5% or more of the Company's ordinary shares at March 4, 2026 are provided below. The information provided includes the percentage of issued share capital as at March 4, 2026.

Investor

	Ordinary Shares
	Number [A]	% [B]
BlackRock, Inc.	457,454,997	8.1
[A]Information presented per Schedule 13G/A filed on April 23, 2025.
[B]Percentage calculated based on the total number of ordinary shares outstanding as of March 4, 2026.
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
American Depositary Shares
The Depositary is holding the shares underlying the ADSs and, to the extent it is doing so directly via its UK nominee, enjoys the rights of a shareholder under the Articles. Holders of ADSs will not have shareholder rights. The rights of the holder of an ADS are specified in the Deposit Agreement with the Depositary and are summarised below.
The Depositary will receive all cash dividends and other cash distributions made on the deposited shares underlying the ADSs and, where possible and on a reasonable basis, will distribute such dividends and distributions to holders of ADSs. Rights to purchase additional shares will also be made available to the Depositary which may make such rights available to holders of ADSs. All other distributions made on the Company's shares will be distributed by the Depositary in any means that the Depositary thinks is equitable and practical. The Depositary may deduct its fees and expenses and the amount of any taxes owed from any payments to holders, and it may sell a holder's deposited shares to pay any taxes owed. The Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to holders of ADSs.
The Depositary will notify holders of ADSs of shareholders' meetings of the Company and will arrange to deliver voting materials to such holders of ADSs if requested by the Company. Upon request by a holder, the Depositary will endeavour to appoint such holder as proxy in respect of such holder's deposited shares entitling such holder to attend and vote at shareholders' meetings. Holders of ADSs may also instruct the Depositary to vote their deposited securities, and the Depositary will try, as far as practical and lawful, to vote deposited shares in accordance with such instructions. The Company cannot ensure that holders will receive voting materials or otherwise learn of an upcoming shareholders' meeting in time to ensure that holders can instruct the Depositary to vote their shares.
Upon payment of appropriate fees, expenses and taxes: (i) shareholders may deposit their shares with the Depositary and receive the corresponding amount of ADSs; and (ii) holders of ADSs may surrender their ADSs to the Depositary and have the corresponding amount of shares credited to their account.
Further, subject to certain limitations, holders may, at any time, cancel ADSs and withdraw their underlying shares or have the corresponding class and amount of shares credited to their account.
Fees paid by holders of ADSs
The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. See page 318.
Payments by Depositary to the Company
JPMorgan Chase Bank, N.A., as Depositary, has agreed to share with the Company portions of certain fees collected, less ADS programme expenses paid by the Depositary. For example, these expenses include the Depositary's annual programme fees, transfer agency fees, custody fees, legal expenses, postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend cheques, electronic filing of US federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls and the standard out-of-pocket maintenance costs for the ADSs. From January 1, 2025 to December 31, 2025, the Company received $1,862,265.05 from the Depositary.

318	Shell	Form 20-F 2025

Additional Information | Shareholder Information continued

Persons depositing or withdrawing shares must pay:	For:
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
ABN AMRO Bank N.V. and JPMorgan Chase Bank, N.A. also operate dividend reinvestment options. More information can be found by contacting the relevant provider.
Exchange controls and other limitations affecting security holders
Other than restrictions affecting those individuals, entities, government bodies, corporations, or activities that are targeted by European Union (EU) or UK sanctions for example, regarding Russia, Crimea and Sevastopol, Iran or North Korea, etc. and the general EU prohibition to transfer funds to and from for example, North Korea or Iran and the EU and UK financial restrictions affecting Russia or Belarus, we are not aware of any other legislative or other legal provision currently in force in the UK, the Netherlands, the EU or arising under the Articles restricting remittances to holders of the Company's ordinary shares who are non-residents of the UK, or affecting the import or export of capital.
Taxation
General
The Company is incorporated in England and Wales. The Company changed tax residence from the Netherlands to the UK on December 31, 2021.
US Taxation
This section describes the material US federal income tax consequences of acquiring, owning and disposing of Shell's ordinary shares or ADSs. It applies to holders only if they hold the ordinary shares or ADSs as capital assets for tax purposes. It does not apply to holders who are a member of a special class of holders subject to special rules, including: (i) a dealer in securities or currencies; (ii) a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings; (iii) a regulated investment company; (iv) a real estate investment trust; (v) a tax-exempt organisation; (vi) an insurance company; (vii) a financial institution; (viii) a person that actually or constructively owns 10% or more of the ordinary shares of Shell (as measured by vote or value); (ix) a person that holds offered securities as part of a straddle or a hedging or conversion transaction, or as part of a constructive sale or other integrated financial transaction; (x) a person who is an investor in a partnership (or entity or arrangement taxed as a partnership for US federal income tax purposes); (xi) a person who acquires shares through the exercise of options, or otherwise as compensation, or through a tax-qualified retirement plan; (xii) a US expatriate; (xiii) holders of options granted under any benefit plan; (xiv) a person liable for alternative minimum tax; or (xv) a person whose functional currency is not the US dollar.
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
As used in this section, "US holder" means a beneficial owner of ordinary shares or ADSs who is, for US federal income tax purposes: (i) a citizen or resident of the USA; (ii) a corporation, or entity taxable as a corporation, that was created or organised under the laws of the US or any of its political subdivisions; (iii) an estate whose income is subject to US federal income tax regardless of its source; or (iv) a trust if (a) a US court can exercise primary supervision over the trust's administration and one or more US persons are authorised to control all substantial decisions of the trust; or (b) the trust has made a valid

319	Shell	Form 20-F 2025

Additional Information | Shareholder Information continued
election under applicable US Treasury regulations to be treated as a US person.
Taxation of cash distributions
The gross amount of any cash distribution (other than in liquidation) that a US holder receives with respect to Shell's ordinary shares or ADSs generally will be includible in such US holder's gross income on the day on which, in the case of a holder of our ordinary shares, such holder receives such distribution or, in the case of a holder of our ADSs, the depositary receives such distribution on behalf of the holder of the applicable ADSs. The tax treatment of the distribution will depend on the amount of the distribution and the amount of the US holder's adjusted tax basis in the applicable ordinary shares or ADSs as set out herein.
Distributions paid by Shell with respect to the underlying ordinary shares will be taxed as ordinary dividends to the extent such distributions do not exceed Shell's current and accumulated earnings and profits (E&P), as calculated for US federal income tax purposes. The current maximum income tax rate imposed on certain qualified dividend income received by US holders that are individuals is 20% (Reduced Rate), so long as certain holding period requirements are met and Shell is a Qualified Foreign Corporation (QFC) and not a passive foreign investment company (PFIC), each as defined in the Code. Shell believes that it is a QFC and is not a PFIC. As a result, dividends received by individual US holders will generally constitute qualified dividend income for US federal income tax purposes and be eligible for the Reduced Rate (see "— Taxation of Sale or Other Disposition"). There can be no assurance, however, that Shell will continue to be considered a QFC or that Shell will not be classified as a PFIC in the future. Thus, there can be no assurance that Shell's dividends will continue to be eligible for the Reduced Rate. Special rules apply for purposes of determining the recipient's investment income (which limits deductions for investment interest) and non-US source income (which may affect the amount of foreign tax credit) and to certain extraordinary dividends.
Because Shell is not a US corporation, dividends Shell pays generally will not be eligible for the dividends received deduction allowable to corporations under the Code.
To the extent that distributions by Shell exceed its current and accumulated E&P but do not exceed such US holder's adjusted tax basis in Shell's ordinary shares or ADSs, such distributions will be treated as a tax-free return of capital, to both individual and corporate US holders.
As a return of capital, such distribution will reduce such US holder's adjusted tax basis in the ordinary shares or ADSs on a dollar-for-dollar basis (thereby increasing any gain or decreasing any loss on a future disposition of the ordinary shares or ADSs).
To the extent that the distributions exceed both Shell's current and accumulated E&P and the US holder's adjusted tax basis in the ordinary shares or ADSs, such US holder will be taxed as having recognised gain on the sale or disposition of the ordinary shares or ADSs (see "— Taxation of Sale or Other Disposition").
It is anticipated that dividends on Shell's ADSs will be announced and paid to the depositary in US dollars, and holders of Shell ADSs will receive dividend payments in US dollars from the depositary. The US holder would include in gross income as a dividend the US dollar amount received by the Depositary. It is anticipated that dividends on Shell ordinary shares will be announced in US dollars but the dividend will be distributed in euros or pounds sterling. The US holder would include in gross income as a dividend the amount as received, calculated by reference to the exchange rate in effect on the day the US holder receives the dividend.
Dividends paid by Shell generally will be treated as foreign source income for US foreign tax credit limitation purposes. Subject to certain limitations, US holders may elect to claim a foreign tax credit against their US federal income tax liability for non-US tax withheld (if any) from dividends received in respect of the ordinary shares or ADSs. The limitation on non-US taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid in respect of Shell's ordinary shares or ADSs generally will be "passive category income" and therefore any US federal income tax imposed on these dividends cannot be offset by excess foreign tax credits that such US holders may have from non-US source income not qualifying as passive income. In the case of certain types of US holders, any such dividends may be treated as "general category income" for purposes of calculating the US foreign tax credit limitations. US holders that do not elect to claim a foreign tax credit may instead claim a deduction for non-US tax withheld (if any).
Taxation of sale or other disposition
A US holder generally will recognise capital gain or loss upon a sale or other disposition of ordinary shares or ADSs in an amount equal to the difference between the amount realised on their disposition and such US holder's adjusted tax basis in the ordinary shares or ADSs.
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
A US holder's tax basis in the foreign currency received will equal the US dollar value on the settlement date. Any foreign currency gain or loss realised by a US holder on a conversion of foreign currency into US dollars generally will constitute ordinary income or loss from sources within the US and will be in addition to gain or loss, if any, recognised on the sale or other disposition of ordinary shares or ADSs.

320	Shell	Form 20-F 2025

Additional Information | Shareholder Information continued
US backup withholding and information reporting
In general, information reporting requirements will apply to payments of dividends on ordinary shares or ADSs and the proceeds of certain sales of ordinary shares or ADSs in respect of US holders other than certain exempt persons (such as corporations). A backup withholding tax (at a rate of 24%) will apply to such payments if the US holder fails to provide a correct taxpayer identification number or other certification of exempt status or, with respect to certain payments, the US holder fails to report in full all dividend and interest income and the US Internal Revenue Service notifies the payer of such under-reporting. Amounts withheld under the backup withholding rules may be credited against a holder's US federal income tax liability, and a refund of any excess amounts withheld under the backup withholding rules may be obtained by filing the appropriate claim form with the US Internal Revenue Service. US holders should consult their tax advisors about these rules and any other reporting obligations that may apply to the ownership or disposition of the ordinary shares or ADSs.
UK Taxation
The following is a summary of the material UK tax consequences for a US holder of the ownership and disposal of ordinary shares or ADSs. It is based on current UK law and on what is understood to be the current practice of His Majesty's Revenue and Customs (HMRC) in the UK, either of which is subject to change, possibly with retroactive effect. This summary applies only to US holders who hold their securities as an investment and are the absolute beneficial owners of them, who are not resident for tax purposes in the UK or carrying on a trade (or profession or vocation) in the UK through a permanent establishment, branch or agency and who are not (and have not in the previous seven years been) employees of Shell or of any person connected with Shell. It assumes that holders of Shell ADSs will in practice be treated for the purposes of UK tax as the beneficial owners of the Shell ordinary shares represented by such Shell ADSs.
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
UK tax on income and chargeable gains
US holders who satisfy the criteria set out in the first paragraph above under the heading "UK Taxation" will not generally be subject to UK tax on income or chargeable gains in respect of the ownership and disposal of ordinary shares or ADSs or the receipt of any dividends that are paid on them.
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
UK inheritance tax
Whilst a US holder who is an individual domiciled in the USA for the purposes of the UK/US Estate and Gift Tax Treaty and who has never been domiciled in the UK for the purposes of the UK/US Estate and Gift Tax Treaty, and whose shares are not held as part of business property, will not normally be subject to UK inheritance tax in respect of ordinary shares or ADSs on the individual's death or on a gift of such ordinary shares or ADSs made during the individual's lifetime, the rules are complex. Individuals should seek independent tax advice tailored to their specific circumstances.
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
Capital gains tax
For the purposes of UK capital gains tax, the market values [A] of the shares of the former public parent companies of the Shell Group at the relevant dates were:

		£
	March 31, 1982	July 20, 2005
Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij), which ceased to exist on December 21, 2005	1.1349	17.6625
The "Shell" Transport and Trading Company, p.l.c. which delisted on July 19, 2005	1.4502	Not applicable
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

321	Shell	Form 20-F 2025

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
We maintain accounts with Karafarin Bank where our cash deposits (balance of $5,932,095 at December 31, 2025) generated interest income of $260,505 in 2025. We paid $13.78 in bank charges. As the accounts with Karafarin Bank will be maintained for the foreseeable future, we expect that the receipt of interest income and the payment of bank charges to continue in the future.
In 2025, a fee of $1,481 for a copy of the passport and for the legalization of the Power of Attorney for the new branch manager of the dormant entity Shell Development Iran B.V. in Tehran was paid through CIBT Visumdienst (the intermediary company) to the Embassy of the Islamic Republic of Iran in The Hague, by Shell International B.V.

322	Shell	Form 20-F 2025

Additional Information
Non-GAAP measures reconciliation and Operational measures (unaudited)
These non-GAAP measures are financial measures other than those defined in International Financial Reporting Standards, that Shell considers provide useful information. In addition, Shell uses certain operational measures to monitor the organisation's operating performance. Operational measures are indicated with a symbol‡.
Adjusted Earnings
The Adjusted Earnings measure is presented on a current cost of supplies basis and aims to facilitate a comparative understanding of Shell's financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of identified items. Identified items are in some cases driven by external factors and may, either individually or collectively, hinder the comparative understanding of Shell's financial results from period to period. This measure excludes earnings attributable to non-controlling interest when presenting the total Shell Group result but includes this item when presenting individual segment Adjusted Earnings. For the reconciliation of Adjusted Earnings to Income for the period and a description of Identified Items, please refer to Note 7 to the "Consolidated Financial Statements".
With effect from January 1, 2025, segment earnings are presented on an Adjusted Earnings basis (Adjusted Earnings), which is the earnings measure used by the Chief Executive Officer, who serves as the Chief Operating Decision Maker, for the purposes of making decisions about allocating resources and assessing performance.
Adjusted Earnings per share
Adjusted Earnings per share is calculated as Adjusted Earnings (see above) divided by the weighted average number of shares used as the basis for basic earnings per share (see Note 31 to the "Consolidated Financial Statements"). Adjusted Earnings per share were $3.15 in 2025 (2025 Adjusted Earnings: $18,528 million; 2025 weighted average number of shares: 5,890.8 million) and $3.76 in 2024 (2024 Adjusted Earnings $23,716 million; 2024 weighted average number of shares: 6,299.6 million).
Adjusted Earnings Before Interest, Taxes, Depreciation and Amortisation (Adjusted EBITDA), and Cash flow from operating activities by segment
Adjusted EBITDA is a measure defined as Income/(loss) for the period excluding current cost of supplies; identified items; tax charge/(credit); depreciation, amortisation and depletion; exploration well write-offs; interest expense excluding identified items; and interest income. All items include the non-controlling interest component. Adjusted EBITDA is used by the management to evaluate Shell's performance in the period and over time. For the reconciliation of Adjusted Earnings to Income for the period please refer to Note 7 to the "Consolidated Financial Statements".
Cash flow from operating activities (CFFO) by segment is a measure that calculates the CFFO by each reporting segment so as to provide greater transparency into the performance of each business segment and how it contributes to the Group's operating cash generation.

2025

							$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Adjusted Earnings [A]							18,528
Add: Non-controlling interest							285
Adjusted Earnings plus non-controlling interest	8,024	7,442	3,994	1,051	172	(1,870)	18,813
Add: Taxation charge/(credit) excluding tax impact of identified items	2,647	8,411	1,652	410	233	(1,283)	12,070
Add: Depreciation, depletion and amortisation excluding impairments	6,107	9,904	2,303	3,466	362	26	22,167
Add: Exploration well write-offs	36	341	—	—	—	—	377
Add: Interest expense excluding identified items	217	718	57	52	10	3,613	4,667
Less: Interest income	37	120	14	99	13	1,677	1,960
Adjusted EBITDA	16,994	26,696	7,993	4,880	764	(1,193)	56,135
Less: Current cost of supplies adjustment before taxation			304	567			871
Joint ventures and associates (dividends received less profit)	(43)	1,448	729	404	102	—	2,640
Derivative financial instruments	1,487	38	36	(761)	(657)	528	670
Taxation paid	(3,261)	(7,415)	(566)	3	27	(425)	(11,638)
Other	(255)	(1,826)	(939)	1,400	(121)	(527)	(2,269)
(Increase)/decrease in working capital	(835)	632	(609)	6	508	(1,505)	(1,803)
Cash flow from operating activities	14,086	19,573	6,339	5,366	623	(3,123)	42,863
[A]For the reconciliation of Adjusted Earnings to Income for the period, please refer to Note 7 to the "Consolidated Financial Statements".
‡ This is an Operational measure.

2024

							$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Adjusted Earnings [A]							23,716
Add: Non-controlling interest							423
Adjusted Earnings plus non-controlling interest	11,390	8,395	3,885	2,934	(497)	(1,968)	24,139
Add: Taxation charge/(credit) excluding tax impact of identified items	3,520	9,865	1,305	364	87	(128)	15,013
Add: Depreciation, depletion and amortisation excluding impairments	5,594	10,971	2,235	3,495	383	25	22,703
Add: Exploration well write-offs	291	1,331				—	1,622
Add: Interest expense excluding identified items	189	720	52	70	6	3,660	4,697
Less: Interest income	8	18	1	79	2	2,264	2,372
Adjusted EBITDA	20,978	31,264	7,476	6,783	(22)	(675)	65,803
Less: Current cost of supplies adjustment before taxation			254	109			363
Joint ventures and associates (dividends received less profit)	(137)	(946)	262	304	190	—	(328)
Derivative financial instruments	(1,466)	24	59	219	3,012	(376)	1,472
Taxation paid	(2,955)	(7,851)	(562)	(146)	(457)	(31)	(12,002)
Other	23	(1,464)	(616)	(321)	152	264	(1,961)
(Increase)/decrease in working capital	467	216	998	524	923	(1,065)	2,062
Cash flow from operating activities	16,909	21,244	7,363	7,253	3,798	(1,882)	54,687
[A]For the reconciliation of Adjusted Earnings to Income for the period, please refer to Note 7 to the "Consolidated Financial Statements".

2023

							$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Adjusted Earnings [A]							28,250
Add: Non-controlling interest							284
Adjusted Earnings plus non-controlling interest	13,919	9,806	3,312	3,616	756	(2,875)	28,534
Add: Taxation charge/(credit) excluding tax impact of identified items	3,837	8,280	936	287	341	(8)	13,674
Add: Depreciation, depletion and amortisation excluding impairments	5,756	11,309	2,048	3,582	392	19	23,106
Add: Exploration well write-offs	121	747	—	—	—	—	868
Add: Interest expense excluding identified items	146	507	50	60	4	3,902	4,669
Less: Interest income	6	27	9	57	12	2,202	2,313
Adjusted EBITDA	23,773	30,622	6,337	7,489	1,481	(1,164)	68,538
Less: Current cost of supplies adjustment before taxation			478	370			848
Joint ventures and associates (dividends received less profit)	241	(692)	117	310	102	3	79
Derivative financial instruments	(4,668)	51	(14)	518	(1,988)	(41)	(6,142)
Taxation paid	(3,574)	(8,470)	(760)	(467)	(762)	322	(13,712)
Other	(313)	(142)	(486)	(138)	450	(237)	(865)
(Increase)/decrease in working capital	2,061	82	845	172	3,701	284	7,145
Cash flow from operating activities	17,520	21,450	5,561	7,513	2,984	(832)	54,191
[A]For the reconciliation of Adjusted Earnings to Income for the period, please refer to Note 7 to the "Consolidated Financial Statements".
Operating expenses‡ and underlying operating expenses
Operating expenses is a measure of Shell's cost management performance, comprising the following items from the "Consolidated Statement of Income": production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses. See Note 7 to the "Consolidated Financial Statements" for the reconciliation of total operating expenses per segment.
Underlying operating expenses is a measure aimed at facilitating a comparative understanding of performance from period to period by removing the effects of identified items, which, either individually or collectively, can cause volatility, in some cases driven by external factors.

Operating expenses and underlying operating expenses

	$ million
	2025	2024	2023
Operating expenses, of which:	35,675	36,917	39,960
Production and manufacturing expenses	21,898	23,379	25,240
Selling, distribution and administrative expenses	12,607	12,439	13,433
Research and development expenses	1,170	1,099	1,287
Of which identified items:
Redundancy and restructuring (charges)/reversal	(417)	(1,009)	(325)
Other	(225)	(202)	(434)
Identified items	(642)	(1,210)	(758)
Underlying operating expenses	35,032	35,707	39,201
Total spend on goods and services
Total spend on goods and services represents the amounts paid to our suppliers globally and comprises both Capital expenditure and Underlying operating expenses. Employee costs are excluded as these do not relate to third-party spend.
The total spend on goods and services is used to demonstrate the Company's societal contribution towards suppliers, contractors and communities where Shell operates.

Total spend on goods and services
	$ million
	2025	2024	2023
Capital Expenditure	18,947	19,601	22,993
Add: Underlying operating expenses [A]	35,032	35,707	39,201
Less: Employee costs [B]	14,079	14,572	14,565
Total spend on goods and services	39,900	40,736	47,629
[A]See the "Operating expenses and underlying operating expenses" table above.
[B]See Note 33 to the "Consolidated Financial Statements".From 2025, Remuneration and Social security contributions include additional categories of employee-related costs. Prior period comparatives have been revised to conform with the current year change.
Structural cost reduction‡
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
Estimates of cumulative annual structural cost reduction may be revised depending on whether cost reductions realised in prior periods are determined to be sustainable compared with 2022 levels. Structural cost reductions are stewarded internally to support management's oversight of spending over time. The 2028 target reflects annualised saving achieved by end-2028.

Structural cost reduction

$ million
Structural cost reduction up to fourth quarter 2025 compared with 2022 levels	(5,135)

Underlying operating expenses 2025	35,032
Underlying operating expenses 2024	35,707
Total decrease in Underlying operating expenses	(675)
Of which:
Structural cost reductions 2025	(2,016)
Change in underlying operating expenses excluding structural cost reduction	1,341

Underlying operating expenses 2024	35,707
Underlying operating expenses 2022	39,456
Total decrease in Underlying operating expenses	(3,749)
Of which:
Structural cost reductions 2024 - 2022	(3,119)
Change in underlying operating expenses excluding structural cost reduction	(630)

Capital employed‡
Capital employed is defined as the sum of Total equity, current debt and non-current debt, less cash and cash equivalents. This reflects Shell's approach to managing capital employed, including the management of cash and cash equivalents alongside total debt and equity as part of the financial framework.

‡ This is an Operational measure.

Capital employed

	$ million
	2025	2024	2023
Current debt [A]	11,630	9,931	9,001
Non-current debt [A]	65,448	71,610	74,794
Total equity	180,168	188,362	192,597
Less: Cash and cash equivalents	(39,110)	(38,774)	(40,246)
Capital employed – opening	218,134	231,128	236,146
Current debt [A]	9,128	11,630	9,931
Non-current debt [A]	66,515	65,448	71,610
Total equity	175,319	180,168	188,362
Less: Cash and cash equivalents	(30,216)	(39,110)	(38,774)
Capital employed – closing	220,747	218,134	231,128
Capital employed – average	219,441	224,630	233,637
[A]See Note 21 Debt to the "Consolidated Financial Statement".
Return on average capital employed
Return on average capital employed (ROACE) measures the efficiency of Shell's utilisation of the capital that it employs. Shell uses two ROACE measures: ROACE on an Adjusted Earnings plus non-controlling interest basis, and Price-normalised ROACE on an Adjusted Earnings plus non-controlling interest basis. LTIP (Long-Term Incentive Plan vesting) ROACE has been discontinued as it is no longer used as a performance measure for Long-Term Incentive Plan performance ranking.
ROACE on an Adjusted Earnings plus non-controlling interest basis
This measure comprises earnings on an Adjusted Earnings plus non-controlling interest basis excluding identified items adjusted for after-tax interest expense and after-tax interest income and is considered comparable with Shell's IFRS peers, who tend to adjust for similar items when calculating ROACE. The measure refers to average Capital employed which consists of Total equity, current debt, and non-current debt, reduced by cash and cash equivalents as shown above.

ROACE on an Adjusted Earnings plus Non-controlling interest basis

	$ million
	2025	2024	2023
Adjusted Earnings [A]	18,528	23,716	28,250
Add: Income/(loss) attributable to Non-controlling interest	282	427	277
Add: Current cost of supplies adjustment attributable to Non-controlling interest	3	14	(5)
Less: Identified items attributable to Non-controlling interest	—	18	(11)
Adjusted Earnings plus Non-controlling interest excluding identified items	18,814	24,139	28,534
Add: Interest expense after tax	2,673	2,701	2,728
Less: Interest income after tax on cash and cash equivalents	954	1,389	1,287
Adjusted Earnings plus Non-controlling interest excluding identified items before interest expense and interest income	20,534	25,452	29,975
Capital employed - average	219,441	224,630	233,637
ROACE on an Adjusted Earnings plus Non-controlling interest basis	9.4%	11.3%	12.8%
[A]For the reconciliation of Adjusted Earnings to Income for the period please refer to Note 7 to the "Consolidated Financial Statements".
Price-normalised ROACE on an Adjusted Earnings plus non-controlling interest basis
An additional measure of Price-normalised ROACE on an Adjusted Earnings plus non-controlling interest basis was introduced during Capital Market Day 2025 for purposes of tracking improvement in underlying performance in the utilisation of the capital that the Company employs. The exclusion of the impact of price effects provides a more comparable reflection of the underlying business performance.
This new measure is calculated in the same manner as ROACE on an Adjusted Earnings plus non-controlling interest basis, with the only difference being the price-normalisation of Adjusted Earnings.
Price-normalisation refers to the process of removing the impact of macroeconomic price movements, so as to determine a more comparable basis for calculating the ROACE year on year. Shell believes this is a more meaningful basis for investors to be able to assess the Company's performance over time.
The normalised Adjusted Earnings will be determined by price-normalising the Adjusted Earnings using a price set as published in the Quarterly Databook for Brent, Henry Hub on a real term 2024 basis (and related gas markers), and Refining and Chemicals Margin to a price set as communicated during Capital Market Day 2025.
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
Gearing is a measure of Shell's capital structure and is defined as Net debt as a percentage of total capital (Net debt plus Total equity).

Net debt, Net debt excluding lease liabilities and Gearing

	$ million
	2025	2024	2023
Current debt [A]	9,128	11,630	9,931
Non-current debt [A]	66,515	65,448	71,610
Total debt	75,643	77,078	81,541
Of which lease liabilities	28,933	28,702	27,709
Add: Debt-related derivative financial instruments: net liability/(asset)	547	2,469	1,835
Add: Collateral on debt-related derivatives: net liability/(asset)	(287)	(1,628)	(1,060)
Less: Cash and cash equivalents	(30,216)	(39,110)	(38,774)
Net debt	45,687	38,809	43,542
Of which Net debt excluding lease liabilities	16,754	10,107	15,833
Add: Total equity	175,319	180,168	188,362
Total capital	221,006	218,974	231,902
Gearing	20.7%	17.7%	18.8%
[A]See Note 21 Debt to the "Consolidated Financial Statement".
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

Shareholder distribution and Shareholder distribution as percentage of CFFO

	$ million
	2025	2024	2023
Cash dividends paid to Shell plc shareholders	8,472	8,668	8,393
Repurchases of shares	13,879	13,898	14,617
Shareholder distribution	22,351	22,566	23,010
CFFO	42,863	54,687	54,191
Shareholder distribution as % of CFFO	52%	41%	42%
Divestment proceeds
Divestment proceeds represent cash received from divestment activities in the period. Management regularly monitors this measure as a lever to deliver sustainable cash flow.

Divestment proceeds

	$ million
	2025	2024	2023
Proceeds from sale of property, plant and equipment and businesses	1,148	1,621	2,565
Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans	1,205	590	474
Proceeds from sale of equity securities	33	582	51
Divestment proceeds	2,386	2,793	3,091
Free cash flow and Organic free cash flow
Free cash flow is used to evaluate cash available for financing activities, including shareholder distributions and debt servicing, after investment in maintaining and growing our business. Free cash flow is defined as the sum of cash flow from operating activities and cash flow from investing activities.
Organic free cash flow is defined as Free cash flow excluding the cash flows from acquisition and divestment activities. It is a measure used by management to evaluate generation of cash flow without these activities.

Free cash flow and Organic free cash flow

	$ million
	2025	2024	2023
Cash flow from operating activities	42,863	54,687	54,191
Cash flow from investing activities	(16,811)	(15,155)	(17,734)
Free cash flow	26,052	39,533	36,457
Less: Divestment proceeds [A]	2,386	2,793	3,091
Add: Tax paid on divestments (reported under "Other investing cash outflows")	246	1	—
Add: Cash outflows related to inorganic capital expenditure [B]	1,829	776	2,522
Organic free cash flow	25,741	37,517	35,888
[A]See "Divestment proceeds" on page 327.
[B]Cash outflows related to inorganic capital expenditure includes portfolio actions which expand Shell's activities through acquisitions as reported in capital expenditure lines in the Consolidated Statement of Cash Flows.

Normalised free cash flow per share growth
Normalised free cash flow per share growth is a new business target introduced during Capital Markets Day 2025 (CMD25) for purposes of demonstrating progress in value creation towards achieving our strategy, reported on an annual basis.
It replaces the previous measures of Price-normalised free cash flow growth and Price-normalised free cash flow per share growth and applies organic free cash flow as the basis measure instead of free cash flow, and also excludes the volatility of working capital and derivatives. Shell believes this is a more meaningful basis for investors to be able to assess the Company's performance over time.
Price normalisation refers to the process of removing the impact of macroeconomic price movements, so as to determine a more comparable basis for calculating the growth in organic free cash flow year-on-year. Shell believes this is a more meaningful basis for investors to be able to assess the Company's performance over time. Normalised free cash flow is determined by price-normalising the organic free cash flow, that is by calculating price differences between actual full year price set of Brent, Henry Hub, EU TTF and JCC, as well as Refining and Chemicals Margins and a price set communicated during CMD25, based on Operating Plan 2024 long-term price guidance until 2030, and historical average nominal Refining Margin and historical average nominal Chemicals Margin, adjusted for inflation and material portfolio changes. This price-normalised organic free cash flow is then adjusted for the impact of working capital and derivatives to arrive at normalised free cash flow.
Normalised free cash flow per share is calculated by dividing the normalised free cash flow (see above) by the number of shares outstanding at the end of the period (the number of shares excludes shares held in trust).
Normalised free cash flow per share growth is determined on a CAGR basis by comparing the normalised free cash flow per share of the current year to the value from the 2024 base year.
Taxes paid
Taxes paid represents the taxes paid to governments and comprises Corporate income tax and government Royalties.

Taxes paid

	$ million
	2025	2024	2023
Corporate income tax [A]	12,183	12,459	14,134
Royalties and Production taxes [B]	4,730	5,737	6,073
Taxes paid	16,913	18,196	20,207
[A]We paid$11.9 billion of income taxes and $0.3 billion of withholding taxes. Income taxes are included in the Consolidated Statement of Cash Flows: Tax Paid $11.6 billion, part ($0.3 billion) of Other Investing Cash outflows of $2.9billion and withholding tax is part of "Other" of $0.2 billion.
[B]Part of Purchases of $177.2 billion as included in the Consolidated Statement of Income.

323	Shell	Form 20-F 2025

Additional Information

Index to the Exhibit

Exhibit No.	Description
1.1
Memorandum of Association of Royal Dutch Shell plc, together with a special resolution of Royal Dutch Shell plc dated May 18, 2010, (incorporated by reference to Exhibit 4.12 to the Registration Statement on Form F-3 (File No. 333-177588) of Royal Dutch Shell plc filed with the US Securities and Exchange Commission on October 28, 2011).

1.2
Articles of Association of Shell plc, dated May 23, 2023 (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-8 (No. 333-272192) of Shell plc filed with the SEC on May 25, 2023).

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

2.4
Amendment No. 1, dated as of October 13, 2023, to Second Amended and Restated Deposit Agreement among Shell plc, JPMorgan Chase Bank, N.A., as depositary, and Holders and Beneficial Owners of American Depositary Receipts (incorporated by reference to Exhibit 4.18 to the Registration Statement on Form F-3ASR (File No. 333-276068) of Shell plc filed with the US Securities and Exchange Commission on December 15, 2023).

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

2.8
Indenture among Shell Finance US, Inc., Shell plc, as Guarantor, and Deutsche Bank Trust Company Americas, as Trustee dated October 8, 2024 (incorporated by reference to Exhibit 99.1 to Form 6-K (No. 001- 32575) filed with the U.S. Securities and Exchange Commission on October 8, 2024).

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

8.1	Significant Shell subsidiaries at December 31, 2025.
11.1	Securities Dealing Standard.
11.2	Securities Dealing Specification.
11.3
Dealing Guidance for Directors and Other PDMRs (incorporated by reference to Exhibit 11.2 to the Annual Report for the fiscal year ended December 31, 2024, on Form 20-F (File No. 001-32575) of Shell plc filed with the US Securities and Exchange Commission on March 25, 2025).

12.1	Section 302 Certification of Shell plc.
12.2	Section 302 Certification of Shell plc.
13.1	Section 906 Certification of Shell plc.
15.1	Consent of Ernst & Young LLP, London, United Kingdom.
16.1	Letter from Ernst & Young LLP, London, United Kingdom
17.1	Subsidiary Guarantors and Issuers of Guaranteed Securities.
97.1	Malus and clawback policy for Executive Directors and other Executive Committee members of Shell plc.
101	Inline Interactive data files.
104	Cover page inline interactive data file (formatted as Inline XBRL and contained in Exhibit 101).

324	Shell	Form 20-F 2025

Additional Information

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.
Shell plc

/s/ Wael Sawan
Wael Sawan
Chief Executive Officer
March 11, 2026

325	Shell	Form 20-F 2025

Financial calendar in 2026
The Annual General Meeting will be held on May 19, 2026.

	2025 Fourth quarter [A]	2026 First quarter [B]	2026 Second quarter [B]	2026 Third quarter [B]
Results announcements	February 5	May 7	July 30	October 29
Interim dividend timetable
Announcement date	February 5 [C]	May 7	July 30	October 29
Ex-dividend date for SHEL ADS	February 20	May 22	August 14	November 13
Ex-dividend date for SHEL ordinary shares	February 19	May 21	August 13	November 12
Record date	February 20	May 22	August 14	November 13
Closing of currency election date [D]	March 6	June 8	August 28	November 27
Pounds sterling and euro equivalents announcement date	March 16	June 15	September 7	December 7
Payment date	March 30	June 29	September 21	December 21
[A]In respect of the financial year ended December 31, 2025.
[B]In respect of the financial year ended December 31, 2026.
[C]The Directors do not propose to recommend any further distribution in respect of 2025.
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
shareview.co.uk
Investor Relations Shell plc Shell Centre London SE1 7NA United Kingdom or Shell USA Investor Relations 150 N Dairy Ashford Houston, TX 77079 USA shell.com/investors

American Depositary Shares (ADSs)
JPMorgan Chase Bank, N.A.
Shareowner Services
P.O. Box 64504
St. Paul, MN 55164-0504
USA

Overnight correspondence to:
Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120-4100
USA
+1 888 737 2377 (USA only)
+1 651 453 2128 (International)
Email: shareowneronline.com/informational/contact-us/
adr.com/shareholder
Report ordering shell.com/annualreport

326	Shell	Form 20-F 2025